Filed Pursuant to Rule 424(b)(3)
Registration No. 333-277048

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of AVROBIO, Inc. and Tectonic Therapeutic, Inc.,

AVROBIO, Inc., a Delaware corporation (“AVROBIO”), and Tectonic Therapeutic, Inc., a Delaware corporation (“Tectonic”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) on January 30, 2024, pursuant to which, among other matters, Alpine Merger Subsidiary, Inc., a direct, wholly owned subsidiary of AVROBIO (“Merger Sub”), will merge with and into Tectonic, with Tectonic surviving as a wholly owned subsidiary of AVROBIO (such transaction, the “merger”). After the completion of the merger, AVROBIO will change its corporate name to “Tectonic Therapeutic, Inc.” The surviving corporation following the merger is referred to herein as the “combined company.”

At the effective time of the merger (the “effective time”), each share of Tectonic common stock, par value $0.0001 per share (“Tectonic common stock”), after giving effect to the conversion of each share of Tectonic preferred stock, par value $0.0001 per share (“Tectonic preferred stock”), into Tectonic common stock as well as the issuance of the private financing shares (as defined below) and of Company SAFEs (as defined below) will be converted into the right to receive a number of shares of AVROBIO common stock, par value $0.0001 per share (“AVROBIO common stock”), equal to the exchange ratio described in more detail in the section titled “The Merger Agreement—Exchange Ratio” beginning on page 240 of this proxy statement/prospectus. The final exchange ratio is subject to adjustment prior to the closing of the merger (the “closing”) based upon AVROBIO’s net cash (as defined in the Merger Agreement) (“AVROBIO’s net cash”) at closing. As a result, AVROBIO securityholders could own more, and Tectonic securityholders could own less, or vice versa, of the combined company. Based on AVROBIO’s and Tectonic’s capitalization as of January 30, 2024, the date the Merger Agreement was executed, and taking into account AVROBIO’s anticipated closing cash position, giving effect to the proposed AVROBIO reverse stock split (the “reverse stock split”) and based on certain other assumptions, the exchange ratio (the “exchange ratio”) is currently estimated to be equal to approximately 0.74458326 shares of AVROBIO common stock for each share of Tectonic capital stock. The exchange ratio is subject to adjustment as described below, including if AVROBIO’s net cash as of closing is lower than $64.5 million or greater than $65.5 million. AVROBIO management currently anticipates that AVROBIO’s net cash as of closing will be approximately $65.0 million to $75.0 million, and the exchange ratio is currently estimated to be equal to approximately 0.74458326 (assuming (i) $65.0 million in AVROBIO net cash as of closing, (ii) a one-for-ten reverse stock split, and (iii) the private financings (as defined below) in Tectonic being in the amount of $130.7 million.

In connection with the merger, AVROBIO will assume Tectonic’s Equity Incentive Plan (as defined below). Each outstanding and unexercised option to purchase shares of Tectonic common stock immediately prior to the effective time will be assumed by AVROBIO and will be converted into an option to purchase shares of AVROBIO common stock, with necessary adjustments to the number of shares and exercise price to reflect the exchange ratio.

In connection with the merger, certain investors have agreed to purchase shares of Tectonic common stock at a purchase price of $12.39908 per share subject to and immediately prior to the closing, pursuant to the terms of a subscription agreement entered into by such investors and Tectonic (the “Subscription Agreement”), and certain investors have consummated or will consummate certain additional purchases of Tectonic common stock pursuant to the conversion of certain simple agreements for future equity (“SAFEs”) entered into by such investors and Tectonic (the “Company SAFEs”), for an aggregate purchase price among the transactions contemplated by the Subscription Agreement and such Company SAFEs of approximately $130.7 million (collectively, the “private financings” and such shares of Tectonic common stock issued pursuant thereto, the “private financing shares”). The closing of the private financing contemplated by the Subscription Agreement is conditioned upon the satisfaction or waiver of the conditions to the closing as well as certain other conditions.

The closing of the merger is conditioned upon the satisfaction or waiver of the receipt of cash proceeds not less than $114.5 million in connection with the consummation of the transactions contemplated by the private financings. The private financings are more fully described in the section titled “Agreements Related to the Merger–Subscription Agreement” in this proxy statement/prospectus.

Each share of AVROBIO common stock, each option to purchase AVROBIO common stock (each, an “AVROBIO option”) and each award of restricted stock units convertible into AVROBIO common stock (each, an “AVROBIO RSU”) that is issued and outstanding at the effective time will remain issued and outstanding in accordance with its terms and such shares, options and RSUs, subject to the proposed reverse stock split and any extension to the expiration time provided for in connection with the merger, will be unaffected by the merger (subject to, in the case of options and RSUs, the terms of AVROBIO’s existing equity incentive plans and the award agreements thereunder).

Immediately after the merger, and prior to giving effect to the proposed private financings, AVROBIO securityholders as of immediately prior to the merger are expected to own approximately 35.6% of the outstanding shares of capital stock of the combined company, and after giving further effect to the proposed private financings, AVROBIO securityholders as of immediately prior to the merger are expected to own approximately 22.3% of the outstanding shares of capital stock of the combined company. Immediately after the merger, and prior to giving effect to the proposed private financings, former Tectonic securityholders are expected to own approximately 64.4% of the outstanding shares of capital stock of the combined company, and after giving further effect to the proposed private financings, former Tectonic securityholders are expected to own approximately 39.8% of the outstanding shares of capital stock of the combined company. Under certain circumstances further described in the Merger Agreement, the ownership percentages may be adjusted up or down including, but not limited to, if AVROBIO’s net cash as of closing is lower than $64.5 million or greater than $65.5 million. AVROBIO management currently anticipates AVROBIO’s net cash as of closing will be approximately $65.0 million to $75.0 million, and the currently estimated ownership percentages are based on an assumption of $65.0 million in AVROBIO’s net cash as of closing.

Shares of AVROBIO common stock are currently listed on The Nasdaq Global Select (“Nasdaq”) under the symbol “AVRO.” AVROBIO intends to file an initial listing application for the combined company with Nasdaq. After completion of the merger, AVROBIO will be renamed “Tectonic Therapeutic, Inc.” and it is expected that the common stock of the combined company will trade on Nasdaq under the symbol “TECX.” It is a condition to the consummation of the merger in favor of each of AVROBIO, Tectonic and Merger Sub that the approval of the listing on Nasdaq of the additional shares of AVROBIO common stock will have been obtained and the shares of AVROBIO common stock to be issued in the transactions contemplated by the Merger Agreement pursuant to the Merger Agreement will have been approved for listing (subject to official notice of issuance) on Nasdaq. This condition is waivable but only to the extent permitted by law and only with the written waiver of each of AVROBIO, Tectonic and Merger Sub. In the event the AVROBIO common stock to be issued in the merger is not approved for listing on Nasdaq, it is possible that AVROBIO, Tectonic and Merger Sub may mutually agree to waive the applicable condition and nonetheless proceed with the completion of the merger. If such condition is waived, AVROBIO may not recirculate an updated proxy statement/prospectus or solicit a new vote of AVROBIO stockholders prior to proceeding with the merger. Nasdaq has not yet made a determination with respect to this approval, and the status of such approval may not yet be known at the time that AVROBIO stockholders are expected to vote at the special meeting. For additional information, please see the sections titled “Risk Factors—Risks Related to Merger—AVROBIO or Tectonic may waive one or more of the conditions to the merger without recirculation of this proxy statement/prospectus or resoliciting stockholder approval” on page 37 of this proxy statement/prospectus and “Risk Factors—Risks Related to the Proposed Reverse Stock Split—The reverse stock split may not increase the combined company’s stock price over the short- or long-term, which may further impact the combined company’s ability to obtain or maintain listing on Nasdaq” on page 43 of this proxy statement/prospectus. On May 2, 2024, the last trading day before the date of this proxy statement/prospectus, the closing sale price of AVROBIO common stock as reported on Nasdaq was $1.23 per share.

AVROBIO stockholders (“AVROBIO stockholders”) are cordially invited to attend the special meeting of AVROBIO stockholders (the “special meeting”) on June 11, 2024, at 9:00 a.m. Eastern Time, unless postponed or adjourned to a later date, in order to obtain the stockholder approvals necessary to complete the merger and related matters. The special meeting will be held entirely online. AVROBIO stockholders will be able to attend and participate in the special meeting online by visiting www.proxydocs.com/AVRO, where they will be able to listen to the meeting live, submit questions and vote. At the special meeting, AVROBIO will ask its stockholders to:

1.

Approve (i) the issuance of shares of AVROBIO common stock, which will represent more than 20% of the shares of AVROBIO common stock outstanding immediately prior to such transaction, to stockholders of Tectonic (“Tectonic stockholders”), pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and (ii) the change of control of AVROBIO resulting from such transaction, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively (the “Nasdaq Stock Issuance Proposal” or “Proposal No. 1”);

2.

Approve an amendment to AVROBIO’s fourth amended and restated certificate of incorporation (“AVROBIO’s charter”) to effect a reverse stock split of AVROBIO’s issued and outstanding common stock at a ratio in the range between 1:3 to 1:30, inclusive, with the final ratio and effectiveness of such amendment and the abandonment of such amendment to be mutually agreed by the AVROBIO board of directors (the “AVROBIO Board”) and the Tectonic board of directors (the “Tectonic Board”) prior to the effective time or, if the Nasdaq Stock Issuance Proposal is not approved by AVROBIO stockholders, determined solely by the AVROBIO Board, in the form attached as Annex G to this proxy statement/prospectus (the “Reverse Stock Split Proposal” or “Proposal No. 2”);

3.

Approve an amendment to AVROBIO’s charter to provide for the exculpation of officers, in the form attached as Annex H to this proxy statement/prospectus (the “Officer Exculpation Proposal” or “Proposal No. 3”);

4.

Approve the Tectonic Therapeutic, Inc. 2024 Equity Incentive Plan (the “2024 Plan”) in the form attached as Annex I to this proxy statement/prospectus, which will become effective as of and contingent on the completion of the merger (the “Incentive Plan Proposal” or “Proposal No. 4”);

5.

Approve the Tectonic Therapeutic, Inc. 2024 Employee Stock Purchase Plan (the “2024 ESPP”) in the form attached as Annex J to this proxy statement/prospectus, which will become effective as of and contingent on the completion of the merger (the “ESPP Proposal” or “Proposal No. 5”);

6.

Approve, on a non-binding advisory vote basis, compensation that will or may become payable by AVROBIO to its named executive officers in connection with the merger, each as described in the accompanying proxy statement/prospectus (the “Executive Compensation Arrangements Proposal” or “Proposal No. 6”); and

7.

Approve an adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal and/or the Reverse Stock Split Proposal (the “Adjournment Proposal” or “Proposal No. 7”).

These proposals are collectively referred to as the “Proposals.”

As described in this proxy statement/prospectus, certain AVROBIO stockholders holding shares of AVROBIO capital stock representing approximately 10.8% of the outstanding shares of AVROBIO capital stock of AVROBIO as of January 30, 2024, and certain Tectonic stockholders holding shares of Tectonic capital stock representing approximately 88.0% of the voting power of Tectonic as of January 30, 2024, are parties to stockholder support agreements with AVROBIO and Tectonic, respectively, whereby AVROBIO stockholders have agreed to vote in favor of the Proposals herein and against any alternative acquisition proposals and the Tectonic stockholders have agreed to vote in favor of the adoption of the Merger Agreement and the approval of the merger and related transactions contemplated by the Merger Agreement, subject to the terms of their respective support agreements. Following the effectiveness of the Registration Statement on Form S-4 of which this proxy statement/prospectus is a part and pursuant to the Merger Agreement, Tectonic stockholders holding shares of Tectonic capital stock representing approximately 88.0% of the voting power of Tectonic will be asked to execute a written consent to adopt the Merger Agreement and approve the merger and related transactions.

After careful consideration, each of the AVROBIO Board and Tectonic Board have unanimously approved the Merger Agreement and have determined that it is advisable to consummate the merger. The AVROBIO Board has approved the Proposals described in this proxy statement/prospectus and unanimously recommends that AVROBIO stockholders vote “FOR” the Proposals described in this proxy statement/prospectus.

More information about AVROBIO, Tectonic, the Merger Agreement and transactions contemplated thereby and the foregoing Proposals is contained in this proxy statement/prospectus. AVROBIO urges you to read this proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 36 OF THIS PROXY STATEMENT/PROSPECTUS.

AVROBIO and Tectonic are excited about the opportunities that the merger brings to our respective stockholders and thank you for your consideration and continued support.

Erik Ostrowski	Alise Reicin, M.D.
President, Interim Chief Executive Officer, Chief Financial Officer and Treasurer	Chief Executive Officer Tectonic Therapeutic, Inc.
AVROBIO, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated May 3, 2024, and is first being mailed to AVROBIO stockholders on or about May 3, 2024.

AVROBIO, INC.

One Broadway, 14th Floor

Cambridge, MA 02142

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the AVROBIO stockholders:

NOTICE IS HEREBY GIVEN that the special meeting will be held on June 11, 2024 at 9:00 a.m. Eastern Time, unless postponed or adjourned to a later date. The special meeting will be held entirely online. You will be able to attend and participate in the special meeting online by visiting www.proxydocs.com/AVRO, where you will be able to listen to the meeting live, submit questions and vote.

The special meeting will be held for the following purposes:

1.

The “Nasdaq Stock Issuance Proposal” or “Proposal No. 1”: To approve (i) the issuance of shares of AVROBIO common stock, which will represent more than 20% of the shares of AVROBIO common stock outstanding immediately prior to the merger, to Tectonic stockholders, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and (ii) the change of control of AVROBIO resulting from the merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively;

2.

The “Reverse Stock Split Proposal” or “Proposal No. 2”: To approve an amendment to AVROBIO’s charter to effect a reverse stock split of AVROBIO’s issued and outstanding common stock at a ratio in the range between 1:3 to 1:30, inclusive, with the final ratio and effectiveness of such amendment and the abandonment of such amendment to be mutually agreed by the AVROBIO Board and the Tectonic Board prior to the effective time or, if the Nasdaq Stock Issuance Proposal is not approved by AVROBIO stockholders, determined solely by the AVROBIO Board, in the form attached as Annex G to this proxy statement/prospectus;

3.

The “Officer Exculpation Proposal” or “Proposal No. 3”: To approve an amendment to AVROBIO’s charter to provide for the exculpation of officers, in the form attached as Annex H to this proxy statement/prospectus;

4.	The “Incentive Plan Proposal” or “Proposal No. 4”: To approve the 2024 Plan in the form attached as Annex I to this proxy statement/prospectus;

5.	The “ESPP Proposal” or “Proposal No. 5”: To approve the 2024 ESPP in the form attached as Annex J to this proxy statement/prospectus;

6.

The “Executive Compensation Arrangements Proposal” or “Proposal No. 6”: To approve, on a non-binding advisory vote basis, compensation that will or may become payable by AVROBIO to its named executive officers in connection with the merger, each as described in the accompanying proxy statement/prospectus;

7.

The “Adjournment Proposal” or “Proposal No. 7”: To approve an adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal and/or the Reverse Stock Split Proposal; and

8.	To transact such other business as may properly come before the stockholders at the special meeting or any adjournment or postponement thereof.

These proposals are collectively referred to as the “Proposals.”

The AVROBIO Board has fixed April 29, 2024 as the record date (the “record date”) for the determination of AVROBIO stockholders entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. Only holders of record of shares of AVROBIO common stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting. At the close of business on the record date, AVROBIO had 44,887,995 shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of a majority of the votes properly cast by the holders of AVROBIO common stock at the special meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 2, 4, 5, 6 and 7. The affirmative vote of a majority of the outstanding shares of AVROBIO common stock entitled to vote at the special meeting is required for approval of Proposal No. 3. Proposal Nos. 4 and 5 are conditioned upon the approval of Proposal No. 1. However, approval of each of Proposal Nos. 1 and 2 is a condition to the completion of the merger. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1 and 2.

Even if you plan to virtually attend the special meeting, AVROBIO requests that you sign and return the enclosed proxy or vote by mail or online to ensure that your shares will be represented at the special meeting if you are unable to virtually attend. You may change or revoke your proxy at any time before it is voted at the special meeting.

THE AVROBIO BOARD HAS UNANIMOUSLY DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS FAIR TO, IN THE BEST INTERESTS OF, AND ADVISABLE TO AVROBIO AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE AVROBIO BOARD UNANIMOUSLY RECOMMENDS THAT AVROBIO STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

Important Notice Regarding the Availability of Proxy Materials for the Stockholders’ Meeting to Be Held on June 11, 2024 at 9:00 a.m. Eastern Time via the Internet.

The proxy statement/prospectus and annual report to stockholders are available at www.proxydocs.com/AVRO.

By Order of the AVROBIO Board,

Erik Ostrowski

President, Interim Chief Executive Officer, Chief Financial Officer and Treasurer

May 3, 2024

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about AVROBIO that is not included in or delivered with this document. You may obtain this information without charge through the Securities and Exchange Commission (“SEC”) website (www.sec.gov) or upon your written or oral request by contacting the Corporate Secretary of AVROBIO, Inc. by calling (617) 752-7011 or via email to CorporateSecretary@AVROBIO.com.

To ensure timely delivery of these documents, any request should be made no later than June 3, 2024 to receive them before the special meeting.

For additional details about where you can find information about AVROBIO, please see the section titled “Where You Can Find More Information” beginning on page 476 of this proxy statement/prospectus.

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 2 of this proxy statement/prospectus.

The following section provides answers to frequently asked questions about the merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:	What is the merger?

A:

On January 30, 2024, AVROBIO, Tectonic and Merger Sub entered into the Merger Agreement, a copy of which is attached as Annex A. The Merger Agreement contains the terms and conditions of the proposed merger. Pursuant to the Merger Agreement, Merger Sub will merge with and into Tectonic, with Tectonic surviving as a wholly owned subsidiary of AVROBIO. After the completion of the merger, AVROBIO will change its corporate name to “Tectonic Therapeutic, Inc.”

At the effective time, each share of Tectonic common stock, after giving effect to the conversion of each share of Tectonic preferred stock into Tectonic common stock as well as the issuance of the private financing shares and of the Company SAFEs, will be converted into the right to receive a number of shares of AVROBIO common stock equal to the exchange ratio described in more detail in the section titled “The Merger Agreement—Exchange Ratio” beginning on page 240 of this proxy statement/prospectus.

In connection with the merger, AVROBIO will assume Tectonic’s Equity Incentive Plan, as amended (the “Tectonic Equity Incentive Plan”). Each outstanding and unexercised option to purchase shares of Tectonic common stock immediately prior to the effective time will be assumed by AVROBIO and will be converted into an option to purchase shares of AVROBIO common stock, with necessary adjustments to the number of shares and exercise price to reflect the exchange ratio.

Each share of AVROBIO common stock that is issued and outstanding at the effective time will remain issued and outstanding subject to the proposed reverse stock split and any extension to the expiration time provided for in connection with the merger, will be unaffected by the merger.

Further, the Merger Agreement provides that (i) the vesting and exercisability of each unexpired, unexercised and unvested “in the money” AVROBIO option outstanding as of immediately prior to the effective time and (A) is held by a current AVROBIO employee, director or consultant as of the date of the Merger Agreement will be accelerated in full effective as of immediately prior to the effective time and (B) each “in the money” AVROBIO option that is unexpired, unexercised, and outstanding as of immediately prior to the effective time and is held by a current AVROBIO employee director or consultant as of the date of the Merger Agreement who is or will be party to a lock-up agreement will remain outstanding and exercisable until six months after the expiration of the applicable “restricted period” and (ii) the vesting and exercisability of 50% of certain unexpired, unexercised and unvested AVROBIO options that remain outstanding as of immediately prior to the effective time (A) that is held by a current AVROBIO employee, director, or consultant as of the date of the Merger Agreement will be accelerated in full effective as of immediately prior to the effective time and (B) each such option held by such person who is or will be party to a lock-up agreement will remain outstanding and exercisable until six months after the expiration of the applicable “restricted period.”

Each outstanding AVROBIO RSU that vests solely on the basis of time will be accelerated in full as of immediately prior to the effective time, contingent on the occurrence of the merger. In addition, the Merger Agreement provides that for each outstanding and unsettled AVROBIO RSU that vests solely on the basis of time (including any AVROBIO RSUs accelerated in connection with this merger), the holder will receive, immediately prior to the effective time, a number of shares of AVROBIO common stock equal to the number of vested and unsettled shares underlying such AVROBIO RSUs (less a number of shares of AVROBIO common stock equal to the tax withholding obligations).

The number of shares of AVROBIO common stock underlying such options and RSUs and the exercise prices for such stock options will be appropriately adjusted to reflect the proposed reverse stock split.

Immediately after the merger, and prior to giving effect to the proposed private financings, AVROBIO securityholders as of immediately prior to the merger are expected to own approximately 35.6% of the outstanding shares of capital stock of the combined company, and after giving further effect to the proposed private financings, AVROBIO securityholders as of immediately prior to the merger are expected to own approximately 22.3% of the outstanding shares of capital stock of the combined company. Immediately after the merger, and prior to giving effect to the proposed private financings, former Tectonic securityholders are expected to own approximately 64.4% of the outstanding shares of capital stock of the combined company, and after giving further effect to the proposed private financings, former Tectonic securityholders are expected to own approximately 39.8% of the outstanding shares of capital stock of the combined company. Under certain circumstances further described in the Merger Agreement, the ownership percentages may be adjusted up or down including, but not limited to, if AVROBIO’s net cash as of closing is lower than $64.5 million or greater than $65.5 million. AVROBIO management currently anticipates AVROBIO’s net cash as of closing will be approximately $65.0 million to $75.0 million and the currently estimated ownership percentages are based on an assumption of $65.0 million in AVROBIO’s net cash as of closing. While Tectonic will assume AVROBIO’s product candidates and related intellectual property rights as part of the merger, the combined company will focus on developing Tectonic’s product candidates and at the present time, it is anticipated that the combined company will not continue to develop AVROBIO’s legacy product candidates.

Q:	Why are the two companies proposing to merge?

A:

AVROBIO and Tectonic believe that combining the two companies will result in a company with a promising pipeline, a strong leadership team and capital resources, positioning it to become a company focusing on transforming the discovery of antibodies and other biologic drugs targeting G-protein coupled receptors (“GPCRs”) to develop novel therapies for patients inadequately served by current treatments. For a more complete description of the reasons for the merger, please see the sections titled “The Merger—AVROBIO’s Reasons for the Merger” and “The Merger—Tectonic’s Reasons for the Merger” beginning on pages 197 and 200, respectively, of this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A:

You are receiving this proxy statement/prospectus because you have been identified as an AVROBIO stockholder and/or a Tectonic stockholder as of the applicable record date, and you are entitled to vote to approve the matters set forth herein. This document serves as:

•	a proxy statement of AVROBIO used to solicit proxies for the special meeting to vote on the matters set forth herein; and

•

a prospectus of AVROBIO used to offer shares of AVROBIO common stock in exchange for shares of Tectonic common stock (including shares of Tectonic common stock issued upon conversion of Tectonic preferred stock as well as the private financing shares and the Company SAFEs) in the merger.

Q:	What are the private financings?

A:

On January 30, 2024, concurrently with the execution and delivery of the Merger Agreement, Tectonic entered into the Subscription Agreement with certain investors named therein, pursuant to which such investors agreed to purchase shares of Tectonic common stock, at a purchase price of $12.39908 per share, and certain investors have consummated or will consummate certain additional purchases of Tectonic common stock pursuant to the conversion of the Company SAFEs entered into by such investors and Tectonic, for an aggregate purchase price among the private financings contemplated by such Subscription Agreement and such Company SAFEs of approximately $130.7 million.

Immediately after the merger, the shares of Tectonic common stock issued in the private financings are expected to represent approximately 38.0% of the outstanding shares of capital stock of the combined company, subject to certain assumptions. The closings of the private financings are conditioned upon the satisfaction or waiver of the conditions to the closing as well as certain other conditions. As such, at the time that AVROBIO stockholders are expected to vote at the special meeting, whether the private financings will close in a timely manner or at all will not be known. The closing of the merger is conditioned upon the satisfaction or waiver of the receipt of cash proceeds not less than $114.5 million in connection with the consummation of the transactions contemplated by the private financings. While, as of the date of this proxy statement/prospectus, AVROBIO and Tectonic do not intend to waive this condition, there can be no assurance that AVROBIO and Tectonic will ultimately determine, in their sole discretion, not to waive this or any other condition to the merger. In the event the merger closes without receipt of the $114.5 million from the private financings, the combined company would not have the same liquidity at closing as it would have had if the condition was satisfied. Without taking into account any portion of the proceeds from the private financings, AVROBIO’s estimated cash at closing of $65.0 million to $75.0 million will permit the combined company to continue its operations, but its ability to fund its operating expenses and capital expenditure requirements into mid-2027 would be adversely affected. If the Company does not receive any portion of the $114.5 million proceeds from the private financings, the combined company would have to raise significant additional capital by issuing equity securities or through additional debt or licensing arrangements, which may cause significant dilution to the combined company’s stockholders or restrict the combined company’s operations.

For a more complete description of the private financings, please see the section titled “Agreements Related to the Merger—Subscription Agreement” beginning on page 264 of this proxy statement/prospectus. For more information related to risks related to the merger and private financings, see the section titled “Risk Factors—Risks Related to the Merger.”

Q:	What proposals will be voted on at the special meeting in connection with the merger?

A:	Pursuant to the terms of the Merger Agreement, the following proposals must be approved by the requisite stockholder vote at the special meeting in order for the merger to close:

•

Proposal No. 1—The Nasdaq Stock Issuance Proposal to approve (i) the issuance of shares of AVROBIO common stock, which will represent more than 20% of the shares of AVROBIO common stock outstanding immediately prior to such transaction, to Tectonic stockholders, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and (ii) the change of control of AVROBIO resulting from such transaction, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b); and

•

Proposal No. 2—The Reverse Stock Split Proposal to approve an amendment to AVROBIO’s charter to effect a reverse stock split of AVROBIO’s issued and outstanding common stock at a ratio in the range between 1:3 to 1:30, inclusive, with the final ratio and effectiveness of such amendment and the abandonment of such amendment to be mutually agreed by the AVROBIO Board and the Tectonic Board prior to the effective time or, if the Nasdaq Stock Issuance Proposal is not approved by AVROBIO stockholders, determined solely by the AVROBIO Board, in the form attached as Annex G to this proxy statement/prospectus.

Each of Proposal Nos. 1 and 2 is a condition to completion of the merger. The issuance of AVROBIO common stock in connection with the merger and the change of control of AVROBIO resulting from the merger will not take place unless Proposal No. 1 is approved by AVROBIO stockholders and the merger is consummated. The amendment to AVROBIO’s charter to effect a reverse stock split of AVROBIO’s issued and outstanding common stock will not take place unless Proposal No. 2 is approved by the requisite AVROBIO stockholders. The AVROBIO Board may determine, following the special meeting, to effect the reverse stock split if Proposal No. 2 is approved by AVROBIO stockholders even if Proposal No. 1 is not approved by AVROBIO stockholders.

In addition to the requirement of obtaining AVROBIO stockholder approval of Proposal Nos. 1 and 2, the closing is subject to the satisfaction or waiver of each of the other closing conditions set forth in the Merger Agreement. For a more complete description of the closing conditions under the Merger Agreement, please see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 256 of this proxy statement/prospectus.

The presence, by accessing online or being represented by proxy, at the special meeting of the holders of a majority of the shares of AVROBIO common stock outstanding and entitled to vote at the special meeting is necessary to constitute a quorum at the special meeting for the Proposals.

Q:	What proposals are to be voted on at the special meeting, other than the Nasdaq Stock Issuance Proposal and the Reverse Stock Split Proposal?

A:	At the special meeting, the holders of AVROBIO common stock will also be asked to consider the following proposals:

•

Proposal No. 3—The Officer Exculpation Proposal to approve an amendment to AVROBIO’s charter to provide for the exculpation of officers, in the form attached as Annex H to this proxy statement/prospectus;

•

Proposal No. 4—Incentive Plan Proposal to approve the 2024 Plan in the form attached as Annex I to this proxy statement/prospectus, which will become effective as of and contingent on the completion of the merger;

•

Proposal No. 5—ESPP Proposal to approve the 2024 ESPP in the form attached as Annex J to this proxy statement/prospectus, which will become effective as of and contingent on the completion of the merger;

•

Proposal No. 6—Executive Compensation Arrangements Proposal to approve, on a non-binding advisory vote basis, compensation that will or may become payable by AVROBIO to its named executive officers in connection with the merger, each as described in the accompanying proxy statement/prospectus; and

•

Proposal No. 7—The Adjournment Proposal to approve an adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Nasdaq Stock Issuance Proposal and/or the Reverse Stock Split Proposal.

The approval of Proposal Nos. 3, 4, 5, 6 and 7 are not a condition to the merger. AVROBIO does not expect that any matter other than the Proposals will be brought before the special meeting.

The presence, by accessing online or being represented by proxy, at the special meeting of the holders of a majority of the shares of AVROBIO common stock outstanding and entitled to vote at the special meeting is necessary to constitute a quorum at the special meeting for the purpose of approving the Proposals.

Q:	What stockholder votes are required to approve the Proposals at the special meeting?

A:

The affirmative vote of a majority of the votes properly cast by the holders of AVROBIO common stock entitled to vote at the special meeting at the special meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 2, 4, 5, 6 and 7. The affirmative vote of a majority of the outstanding shares of AVROBIO common stock entitled to vote at the special meeting is required for approval of Proposal No. 3. Proposal Nos. 4 and 5 is conditioned upon the approval of Proposal No. 1.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR,” “AGAINST” and “WITHHOLD” votes, abstentions and broker non-votes, if any, as applicable to each proposal. Abstentions do not count as votes cast for or against a matter, and therefore will have no effect on Proposal Nos. 1, 2, 4, 5, 6 and 7. Broker non-votes, if any, will not be counted as “votes properly cast for or against a matter” and will therefore have no effect on Proposal Nos. 1, 2, 4, 5, 6 and 7. Abstentions and broker non-votes will be counted as “shares entitled to vote” and will therefore have the same effect of a vote “AGAINST” Proposal No. 3.

Q:	Why is AVROBIO seeking stockholder approval to issue shares of AVROBIO common stock to Tectonic stockholders in the merger?

A:

Because AVROBIO common stock is listed on Nasdaq, AVROBIO is subject to the Nasdaq Listing Rules. Nasdaq Listing Rule 5635(a) requires stockholder approval with respect to the issuance of AVROBIO common stock, among other instances, (i) when the shares to be issued are being issued in connection with the acquisition of the stock or assets of another company and are equal to 20% or more of the outstanding shares of AVROBIO common stock before the issuance. Nasdaq Listing Rule 5635(b) also requires stockholder approval when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Nasdaq Listing Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. Nasdaq Listing Rule 5635(d) also requires stockholder approval for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common equity securities (or securities convertible into or exercisable for common equity securities) at a price that is less than market value of the stock if the number of equity securities to be issued is or may be equal to 20% or more of the common equity securities, or 20% or more of the voting power, outstanding before the issuance.

In the case of the merger, AVROBIO expects to issue approximately 16,076,821 shares of AVROBIO common stock on a fully diluted basis (after giving effect to, and assuming, a one-for-ten reverse stock split), and AVROBIO common stock to be issued pursuant to the Merger Agreement will represent greater than 20% of its voting stock. Accordingly, AVROBIO is seeking stockholder approval of the issuance pursuant to the Merger Agreement under the Nasdaq rules.

Q:	What will AVROBIO stockholders receive in the merger?

A:

AVROBIO stockholders will continue to own and hold their existing shares of AVROBIO common stock issued and outstanding at the time of the merger and such shares will remain issued and outstanding, and, subject to the proposed reverse stock split and any acceleration provided for in connection with the merger, will be unaffected by the merger. In addition, (i) each AVROBIO in-the-money option and 50% of certain additional AVROBIO options held by a current employee, director, or consultant of AVROBIO as of the date of the Merger Agreement will be accelerated in full as of immediately prior to the effective time, (ii) each such AVROBIO option as of the effective time that is held by a current employee, director or consultant of AVROBIO as of the date of the Merger Agreement who is or will be party to a lock-up agreement will remain outstanding and exercisable until six months after the expiration of the applicable “restricted period” (as defined in the applicable lock-up agreement) and (iii) each outstanding AVROBIO RSU that is issued, outstanding and unvested and vests solely on the basis of time will be accelerated in full effective as of immediately prior to the effective time. In addition, for each outstanding and unsettled RSU that vests solely on the basis of time (including any RSUs accelerated in connection with this merger), AVROBIO stockholders will receive, immediately prior to the effective time a number of shares of AVROBIO common stock equal to the number of vested and unsettled shares underlying such RSUs. Further, AVRO stockholders of record as of the close of business on the last business day prior to the day on which the effective time occurs will receive one contingent value right (“CVR”) for each outstanding share of AVRO common stock held by such stockholder on such date, as described in more detail below.

For a more complete description of the treatment of AVROBIO securities in the merger, please see the sections titled “The Merger Agreement” and “Market Price and Dividend Information” beginning on pages 239 and 35, respectively, of this proxy statement/prospectus.

Q:	What will Tectonic stockholders and participants in the Tectonic Equity Incentive Plan receive in the merger?

A:

Tectonic stockholders will receive shares of AVROBIO common stock. AVROBIO will assume the Tectonic Equity Incentive Plan. Tectonic option holders’ outstanding and unexercised options to purchase shares of Tectonic common stock immediately prior to the effective time will be assumed by AVROBIO and converted into an option to purchase shares of AVROBIO common stock, with necessary adjustments to the number of shares and exercise price to reflect the exchange ratio. Immediately after the merger, and prior to giving effect to the proposed private financings, AVROBIO securityholders as of immediately prior to the merger are expected to own approximately 35.6% of the outstanding shares of capital stock of the combined company, and after giving further effect to the proposed private financings, AVROBIO securityholders as of immediately prior to the merger are expected to own approximately 22.3% of the outstanding shares of capital stock of the combined company. Immediately after the merger, and prior to giving effect to the proposed private financings, former Tectonic securityholders are expected to own approximately 64.4% of the outstanding shares of capital stock of the combined company, and after giving further effect to the proposed private financings, former Tectonic securityholders are expected to own approximately 39.8% of the outstanding shares of capital stock of the combined company. Under certain circumstances further described in the Merger Agreement, the ownership percentages may be adjusted up or down including, but not limited to, if AVROBIO’s net cash as of closing is lower than $64.5 million or greater than $65.5 million. AVROBIO management currently anticipates AVROBIO’s net cash as of closing will be approximately $65.0 million to $75.0 million and the currently estimated ownership percentages are based on an assumption of AVROBIO’s net cash of approximately $65.0 million as of closing.

For a more complete description of the treatment of Tectonic common stock, options and the Tectonic Equity Incentive Plan in the merger, please see the sections titled “The Merger Agreement—Merger Consideration” and “The Merger Agreement—Exchange Ratio” beginning on pages 239 and 240, respectively, of this proxy statement/prospectus. For a description of the effect of the private financings on the current securityholders of AVROBIO and Tectonic, please see the section titled “Agreements Related to the Merger—Subscription Agreement” beginning on page 264 of this proxy statement/prospectus.

Q:	What are CVRs?

A:

In order for AVROBIO stockholders to benefit from any post-closing transactions to monetize AVROBIO’s pre-closing assets, as provided in the Merger Agreement, AVROBIO intends to declare a dividend to its common stockholders of record providing for the right to receive one non-transferable CVR for each outstanding share of AVROBIO common stock held by such stockholder. At or prior to the effective time, AVROBIO and a rights agent will enter into a Contingent Value Rights Agreement (the “CVR Agreement”), pursuant to which AVROBIO stockholders of record as of immediately prior to the effective time (including holders of AVROBIO common stock issued upon settlement of the AVROBIO RSUs) will receive one non-transferable CVR for each outstanding share of AVROBIO common stock held by such stockholder on such date. A copy of the form of CVR Agreement is included as Annex F to this proxy statement/prospectus. Pursuant to the CVR Agreement, each CVR holder is entitled to certain rights to receive a pro rata portion of 80% of the net proceeds (as defined in the CVR Agreement), if any, received by AVROBIO as a result of an AVROBIO disposition (including a license) of AVROBIO’s pre-closing assets after the effective date and prior to the 18-month anniversary of the closing, received within a 10-year period following the closing. Such proceeds are subject to certain permitted deductions, including for applicable tax payments, certain expenses incurred by AVROBIO or its affiliates, losses incurred or reasonably expected to be incurred by AVROBIO or its subsidiaries due to a third party proceeding in connection with a disposition and certain wind-down costs. The contingent payments under the CVR Agreement, if they become payable, will become payable to the rights agent for subsequent distribution to the holders of the CVRs; provided that no contingent payment will be payable to any holder of the CVRs until such time as the then-outstanding and undistributed proceeds exceeds $350,000 in the aggregate. In the event that no proceeds are received, holders of the CVRs will not receive any payment pursuant to the CVR Agreement. There can be no assurance that holders of CVRs will receive any payments with respect thereto.

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in AVROBIO or the combined company or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs.

The CVR Agreement provides that AVROBIO will use commercially reasonable efforts (as defined in the CVR Agreement) during the 18-month period following the closing to effect dispositions of AVROBIO’s pre-closing assets to a third party that has delivered inbound interest (as defined in the CVR Agreement) with respect to such assets. As a result, AVROBIO will have no obligations to affirmatively sell or market such assets, in the absence of such inbound interest. After such 18-month period, no CVR holders will be entitled to any payments under the CVR Agreement (except to the extent that any payments were earned prior to the end of such period).

For a more detailed description of the CVRs and the CVR Agreement, see “Agreements Related to the Merger—CVR Agreement” beginning on page 266 of this proxy statement/prospectus.

Q:	What is the reverse stock split and why is it necessary?

A:

Subject to the approval of the Reverse Stock Split Proposal, concurrently with the effective time, by virtue of filing the amendment to AVROBIO’s charter in the form attached hereto as Annex G and incorporated herein by reference, the outstanding shares of AVROBIO common stock will be combined into a lesser number of shares, at a reverse split ratio to be mutually agreed by the AVROBIO Board and the Tectonic Board prior to the effective time and publicly announced by AVROBIO and identified in the amendment to AVROBIO’s charter so filed. Upon the effectiveness of such amendment to effect the reverse stock split (as defined in this proxy statement/prospectus), the issued shares of AVROBIO common stock immediately prior to the reverse stock split effective time will automatically without further action on the part of AVROBIO be combined into a smaller number of shares such that a AVROBIO stockholder will own one new share of AVROBIO common stock for every three to thirty shares of issued AVROBIO common stock held by such stockholder immediately prior to the effective time of the reverse stock split.

The AVROBIO Board believes that a reverse stock split is desirable for a number of reasons. AVROBIO common stock is currently, and is expected to continue to be following the completion of the merger, listed on Nasdaq. According to the applicable Nasdaq rules, in order for AVROBIO common stock to continue to be listed on Nasdaq, AVROBIO must satisfy certain requirements established by Nasdaq, including a $1.00 minimum bid price requirement. The AVROBIO Board also believes a higher stock price may help generate investor interest in the combined company as analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks, help the combined company attract and retain employees, increase trading volume in the combined company’s common stock and facilitate future financings by the combined company.

Please see the discussion in the section titled “Proposal No. 2–The Reverse Stock Split Proposal” beginning on page 309 of this proxy statement/prospectus for additional details regarding and reasons for the proposed reverse stock split.

Q:	Will the common stock of the combined company trade on an exchange?

A:

Shares of AVROBIO common stock are currently listed on Nasdaq under the symbol “AVRO.” AVROBIO intends to file an initial listing application for the common stock of the combined company with Nasdaq. After completion of the merger, AVROBIO will be renamed “Tectonic Therapeutic, Inc.” and it is expected that the common stock of the combined company will trade on Nasdaq under the symbol “TECX.” It is a condition to the consummation of the merger in favor of each of AVROBIO, Tectonic and Merger Sub that the approval of the listing on Nasdaq of the additional shares of AVROBIO common stock will have been obtained and the shares of AVROBIO common stock to be issued in the transactions contemplated by the Merger Agreement pursuant to the Merger Agreement will have been approved for listing (subject to official notice of issuance) on Nasdaq. This condition is waivable but only to the extent permitted by law and only with the written waiver of each of AVROBIO, Tectonic and Merger Sub. In the event the AVROBIO common stock to be issued in the merger is not approved for listing on Nasdaq, it is possible that AVROBIO, Tectonic and Merger Sub may mutually agree to waive the applicable condition and nonetheless proceed with the completion of the merger. If such condition is waived, AVROBIO may not recirculate an updated proxy statement/prospectus or solicit a new vote of AVROBIO stockholders prior to proceeding with the merger. Nasdaq has not yet made a determination with respect to this approval, and the status of such approval may not yet be known at the time that AVROBIO stockholders are expected to vote at the special meeting. For additional information, please see the sections titled “Risk Factors—Risks Related to Merger—AVROBIO or Tectonic may waive one or more of the conditions to the merger without recirculation of this proxy statement/prospectus or resoliciting stockholder approval” on page 37 of this proxy statement/prospectus and “Risk Factors — Risks Related to the Proposed Reverse Stock Split — The reverse stock split may not increase the combined company’s stock price over the short-or long-term, which may further impact the combined company’s ability to obtain or maintain listing on Nasdaq” on page 43 of this proxy statement/prospectus. On May 2, 2024, the last trading day before the date of this proxy statement/prospectus, the closing sale price of AVROBIO common stock was $1.23 per share.

Q:	Who will be the directors of the combined company following the merger?

A:

Immediately following the merger, the combined company’s board of directors will be composed of six members, one of whom will be designated by AVROBIO and five of whom will be designated by Tectonic. The staggered structure of three classes of directors of the AVROBIO Board will remain in place for the combined company following the completion of the merger. The division of our board into three classes with staggered three year terms will be decided by mutual agreement following the completion of the merger. The number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. All of AVROBIO’s current directors, other than Phillip Donenberg, are expected to resign from their positions as directors of AVROBIO, effective as of the effective time.

Q:	Who will be the executive officers of the combined company immediately following the merger?

A:	Immediately following the merger, the executive management team of the combined company is expected to consist of members of the Tectonic executive management team prior to the merger, including:

Name	Title
Alise Reicin, M.D.	Chief Executive Officer
Christian Cortis, Ph.D.	Chief Operating Officer and Chief Financial Officer
Peter McNamara, Ph.D.	Chief Scientific Officer
Marcella K. Ruddy, M.D.	Chief Medical Officer
Marc Schwabish, Ph.D.	Chief Business Officer

Q:	As an AVROBIO stockholder, how does the AVROBIO Board recommend that I vote?

A:

The AVROBIO Board, in consultation with financial and legal advisors and AVROBIO management, evaluated the terms of the Merger Agreement and the related transactions contemplated thereby and unanimously: (i) determined that the merger and the other transactions contemplated by the Merger Agreement, including the CVR Agreement, the AVROBIO pre-closing transaction and the private financings, are fair to, advisable and in the best interests of AVROBIO and its stockholders; (ii) approved and declared advisable the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the issuance of shares of AVROBIO common stock in connection with the merger; and (iii) recommends that AVROBIO stockholders vote “FOR” all of the Proposals.

Q:	What risks should I consider in deciding whether to vote in favor of the merger?

A:

The AVROBIO Board has considered a variety of risks and other potentially negative factors concerning the merger, including the risk that the merger may not be completed. Failure to complete the merger could harm the AVROBIO common stock price, harm the future business and operations of each company and, under specified circumstances pursuant to the Merger Agreement, may result in either (i) AVROBIO being required to pay Tectonic a termination fee of $2,712,500 or (ii) Tectonic being required to pay AVROBIO a termination fee of $4,900,000. In addition, if the Merger Agreement is terminated by AVROBIO or Tectonic due to AVROBIO stockholders voting on and failing to approve Proposal Nos. 1 and 2 at the special meeting (or any adjournment thereof), AVROBIO will be required to reimburse Tectonic for merger-related expenses up to $650,000. The expense reimbursement, to the extent paid, will be credited against any termination fee payable by AVROBIO in the transaction. You should carefully review the section titled “Risk Factors” beginning on page 36 of this proxy statement/prospectus and the documents incorporated by reference herein, which set forth certain additional risks and uncertainties related to the merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of AVROBIO and Tectonic, as independent companies, are subject.

Q:	When do you expect the merger to be consummated?

A:

The merger is anticipated to close in the second quarter of 2024, but the exact timing cannot be predicted. For more information, please see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 256 of this proxy statement/prospectus.

Q:	What do I need to do now?

A:	AVROBIO urges you to read this proxy statement/prospectus carefully, including the annexes and the documents incorporated by reference, and to consider how the merger affects you.

If you are an AVROBIO stockholder of record, you may provide your proxy instructions in one of four different ways:

•

You can vote using the proxy card. Simply complete, sign and date the accompanying proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the special meeting, the designated proxies will vote your shares in accordance with the proxy card.

•	You can vote by proxy over the internet by following the instructions provided on the proxy card.

•	You can vote by telephone by calling the toll-free number found on the proxy card.

•

You may attend the virtual special meeting and vote online during the meeting by following the instructions at www.proxydocs.com/AVRO. You will need to enter the Control Number found on your Notice or in the email sending you the proxy statement. Simply attending the special meeting will not, by itself, revoke your proxy and/or change your vote. Even if you plan to attend the special meeting virtually, we recommend that you also submit your proxy or voting instructions or vote in advance of the special meeting by telephone or through the internet so that your vote will be counted if you later decide not to attend the special meeting.

Your signed proxy card, telephonic proxy instructions, or internet proxy instructions must be received by June 10, 2024 at 11:59 p.m. Eastern Time to be counted.

If you hold your shares in “street name” (as described below), you may provide your proxy instructions via telephone or the internet by following the instructions on your vote instruction form provided by your bank, broker or other nominee, referred to herein as “broker.” Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the special meeting.

Q:	What happens if I do not return a proxy card or otherwise vote or provide proxy instructions, as applicable?

A:

If you are an AVROBIO stockholder, the failure to return your proxy card or otherwise vote or provide proxy instructions will have no effect on Proposal Nos. 1, 2, 4, 5, 6 and 7, and will have the same effect as a vote “AGAINST” Proposal No. 3.

Q:	How do I attend, participate in, and ask questions during the virtual special meeting?

A:

AVROBIO will be hosting the special meeting via live webcast only. Any AVROBIO shareholder can attend the virtual special meeting live online by registering at www.proxydocs.com/AVRO. The Annual Meeting will start at 9:00 a.m., Eastern Time, on June 11, 2024. AVROBIO shareholders attending the special meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting.

In order to attend, you must register in advance at www.proxydocs.com/AVRO prior to the deadline of 5:00 p.m., Eastern Time on June 10, 2024. Upon completing your registration, you will receive further instructions via email, including your unique links that will allow you access to the special meeting and will permit you to submit questions. In order to register for the special meeting, you will need the control number, which is included in the Notice or on your proxy card if you are a shareholder of record of AVROBIO common stock, or included with your voting instruction card and voting instructions received from your broker, bank or other agent if you hold AVROBIO common stock in a “street name.” We recommend that you log in a few minutes before 9:00 a.m., Eastern Time to ensure you are logged in when the special meeting starts. The virtual meeting room will open 15 minutes before the start of the special meeting.

If you would like to submit a question during the special meeting, you may log in at www.proxydocs.com/AVRO using your control number, type your question into the “Ask a Question” field, and click “Submit.”

Q:	What if I have technical difficulties or trouble accessing the virtual special meeting?

A:

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual special meeting. If you encounter any difficulties accessing the virtual special meeting during the check-in or meeting time, please call the technical support number that will be provided in your email prior to the start of the special meeting.

Q:	May I vote in person at the special meeting?

A:

Yes, AVROBIO stockholders entitled to vote at the virtual-only format special meeting may vote their shares during the live audio webcast. AVROBIO stockholders of record as of April 29, 2024 will be able to attend and participate in the special meeting online by accessing www.proxydocs.com/AVRO. To join the special meeting, you will need to have your control number which is included on your Notice of Internet Availability of Proxy Materials and your proxy card. If your shares are held in “street name,” you should contact your broker if you did not receive a control number.

Q:	How are votes counted?

A:

Votes will be counted by the inspector of elections appointed for the special meeting. If you are a stockholder of record, your executed proxy card is returned directly to such inspector of elections for tabulation. If you hold your shares through a broker, your broker returns one proxy card to the inspector of elections on behalf of all its clients.

Q:	If my AVROBIO shares are held in “street name” by my broker, will my broker vote my shares for me?

A:

If you hold shares beneficially in street name and do not provide your broker or other agent with voting instructions, your shares may constitute “broker non-votes.” A “broker non-vote” occurs when shares held by a broker that are represented at the meeting are not voted with respect to a particular proposal because the broker has not received voting instructions from its client(s) with respect to such shares on how to vote and does not have or did not exercise discretionary authority to vote on the matter.

Broker non-votes, if any, will not be treated as shares that are present at the special meeting for purposes of determining whether a quorum exists and will not have any effect for the purpose of voting on Proposal Nos. 1, 2, 4, 5, 6 and 7. Broker non-votes, if any, will have the same effect as “AGAINST” votes for Proposal No. 3.

If an AVROBIO stockholder does not return voting instructions to their broker on how to vote their shares of AVROBIO common stock, such broker may be prevented from voting, or may otherwise choose not to vote, such shares held by such broker, resulting in broker non-votes with respect to such shares. To make sure that your vote is counted, you should instruct your broker to vote your shares of AVROBIO common stock, following the procedures provided by your broker.

Q:	What are broker non-votes and do they count for determining a quorum?

A:

Generally, a “broker non-vote” occurs when shares held by a broker are not voted with respect to a particular proposal because the broker has not received voting instructions from its client(s) with respect to such shares on how to vote and does not have or did not exercise discretionary authority to vote on matters deemed to be “non-routine.” These un-voted shares are counted as “broker non-votes.”

Broker non-votes, if any, will not be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the special meeting. Broker non-votes, if any, will not be counted as “votes properly cast for or against” a matter and will therefore have no effect on Proposal Nos. 1, 2, 4, 5, 6 and 7 but will be counted as “shares entitled to vote” and will therefore have the same effect of a vote “AGAINST” Proposal No. 3.

Q:	May I revoke and/or change my vote after I have submitted a proxy or provided proxy instructions?

A:

AVROBIO stockholders of record, unless such stockholder’s vote is subject to a support agreement, may revoke and/or change their vote at any time before their proxy is voted at the special meeting in one of four ways:

•	You may submit another properly completed proxy with a later date by mail or via the internet.

•	You can provide your proxy instructions via telephone at a later date.

•	You may send a notice that you are revoking your proxy over the internet, following the instructions provided on your proxy card.

•

You may attend the special meeting online and vote during the meeting by following the instructions at www.proxydocs.com/AVRO. Simply attending the special meeting will not, by itself, revoke your proxy and/or change your vote.

Your signed proxy card, telephonic proxy instructions, internet proxy instructions, or written notice must be received by June 10, 2024 at 11:59 p.m. Eastern Time to be counted.

If an AVROBIO stockholder who owns AVROBIO shares in “street name” has instructed a broker to vote its shares of AVROBIO common stock, the stockholder must follow directions received from its broker to change those instructions.

Q:	Who is paying for this proxy solicitation?

A:

AVROBIO and Tectonic will share equally the cost of printing and filing of this proxy statement/prospectus and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of AVROBIO common stock for the forwarding of solicitation materials to the beneficial owners of AVROBIO common stock. AVROBIO will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. AVROBIO has retained Innisfree M&A Incorporated (the “proxy solicitor”), to assist it in soliciting proxies using the means referred to above. AVROBIO will pay the fees of the proxy solicitor, which AVROBIO expects to be up to $50,000, plus reimbursement of out-of-pocket expenses.

Q:	What are the material U.S. federal income tax consequences of the merger to holders of AVROBIO common stock?

A:

AVROBIO stockholders will not sell, exchange or dispose of any shares of AVROBIO common stock as a result of the merger. Thus, there will be no material U.S. federal income tax consequences to AVROBIO stockholders as a result of solely the merger.

Q:	What are the material U.S. federal income tax consequences of the merger to U.S. Holders of Tectonic common stock?

A:

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes. In reliance on the representation letters of AVROBIO and Tectonic that will be delivered to each of Goodwin and Cooley, and subject to the assumptions, qualifications and limitations described herein and in the opinions included as Exhibit 8.1 and Exhibit 8.2 hereto, each of Goodwin, as counsel to AVROBIO, and Cooley, as counsel to Tectonic, is of the opinion that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is not, however, a condition to AVROBIO’s obligation or Tectonic’s obligation to complete the merger that the merger so qualifies. Additionally, the opinions described above are based on the law in effect on the dates of the opinions and assume that there will be no change in applicable law between such date and the time of the merger. If any of the assumptions, representations or covenants on which any opinion is based is or becomes incorrect, incomplete, inaccurate or is otherwise not complied with, the validity of the opinions described above may be adversely affected and the tax consequences of the merger could differ from those described herein. Assuming, consistent with such tax opinions, that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, subject to the limitations and qualifications described in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 231 of this proxy statement/prospectus, holders of shares of Tectonic common stock generally would not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their shares of Tectonic common stock for shares of AVROBIO common stock in the merger. However, if the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the merger would be a taxable transaction to U.S. Holders (as defined in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 231 of this proxy statement/prospectus).

Neither AVROBIO, Tectonic, nor Merger Sub intends to obtain a ruling from the Internal Revenue Service (the “IRS”) on the tax consequences of the merger, including any ruling regarding qualification of the merger as a reorganization within the meaning of Section 368(a) of the Code. An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court. Accordingly, there can be no assurance that the IRS will not assert that the merger fails to qualify as a reorganization (or otherwise disagree with the conclusions set forth in such opinions) or that a court would not sustain such a challenge. If the IRS were to successfully challenge the “reorganization” status of the merger, the tax consequences would vary significantly from those set forth in this proxy statement/prospectus.

The tax consequences to you of the merger will depend on your particular facts and circumstances. Please consult your tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the material U.S. federal income tax consequences of the merger, see the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 231 of this proxy statement/prospectus.

Q:	What are the material U.S. federal income tax consequences of the issuance of the CVRs and of the receipt of payments on the CVRs (if any) to holders of AVROBIO common stock under the CVRs?

A:

There is substantial uncertainty as to the U.S. federal income tax treatment of the CVRs and payments (if any) thereon. AVROBIO does not intend to report the issuance of the CVRs as a current distribution and instead intends to report each future cash payment (if any) on the CVRs as a distribution by the combined company for U.S. federal income tax purposes, with each such payment being reported as a dividend to the extent of the combined company’s current and accumulated earnings and profits in the year in which such payment is made. This position may be challenged by the IRS in which case holders of AVROBIO common stock could be required to recognize taxable income in respect of the issuance of the CVRs without a corresponding receipt of cash. Please review the information in the section titled “Agreements Related to the Merger—CVR Agreement—Material U.S. Federal Income Tax Consequences of the CVRs to Holders of AVROBIO Common Stock” beginning on page 268 of this proxy statement/prospectus for a discussion of the material U.S. federal income tax consequences of the issuance of the CVRs and the receipt of payments (if any) thereon to holders of AVROBIO common stock.

Q:	What are the material U.S. federal income tax consequences of the reverse stock split to holders of AVROBIO common stock?

A:

A holder of AVROBIO common stock generally should not recognize gain or loss upon the reverse stock split, except to the extent such holder receives cash in lieu of a fractional share of AVROBIO common stock, and subject to the discussion, limitations and qualifications described in the section titled “Proposal No. 2—The Reverse Stock Split Proposal—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” beginning on page 313 of this proxy statement/prospectus. Please review the information in the section titled “Proposal No. 2—The Reverse Stock Split Proposal—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” beginning on page 313 of this proxy statement/prospectus for a more complete description of the material U.S. federal income tax consequences of the reverse stock split to holders of AVROBIO common stock.

Q:	Who can help answer my questions?

A:

If you are an AVROBIO stockholder and would like additional copies of this proxy statement/prospectus without charge or if you have questions about the merger or related matters, including the procedures for voting your shares, you should contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders may call toll free: (877) 456-3513

Banks and Brokers may call collect: (212) 750-5833

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the merger and the Proposals being considered at the special meeting, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement and the other annexes to which you are referred in this proxy statement/prospectus, and the documents incorporated by reference therein. For more information, please see the section titled “Where You Can Find More Information” beginning on page 476 of this proxy statement/prospectus for further information. Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 2 of this proxy statement/prospectus.

The Companies

AVROBIO

AVROBIO is a gene therapy company with a purpose to free people from a lifetime of genetic disease. AVROBIO has been focused on developing potentially curative hematopoietic stem cell (“HSC”) gene therapies to treat patients with rare diseases following a single dose treatment regimen. The gene therapies AVROBIO had been developing employ HSCs that are harvested from the patient and then modified with a lentiviral vector to insert the equivalent of a functional copy of the gene that is mutated in the target disease. AVROBIO believes that its approach, which is designed to transform stem cells from patients into therapeutic products, has the potential to provide curative benefit for a range of diseases. AVROBIO’s development focus has been on a group of rare genetic diseases referred to as lysosomal disorders, some of which today are primarily managed with enzyme replacement therapies (“ERTs”).

On July 12, 2023, following a comprehensive review of AVROBIO’s business by the AVROBIO Board, AVROBIO announced its intention to halt development of its programs and explore strategic alternatives focused on maximizing stockholder value, which may include, but is not limited to, an acquisition, a merger, business combination or divestiture. AVROBIO currently has a total of three gene therapy product candidates, none of which are currently in active clinical development, including AVR-RD-02 for the treatment of Gaucher disease type 1 and type 3, AVR-RD-03 for the treatment of Pompe disease and AVR-RD-01 for the treatment of Fabry disease.

After a comprehensive review of strategic alternatives, including identifying and reviewing potential candidates for a strategic transaction, on January 30, 2024, AVROBIO entered into the Merger Agreement with Tectonic, pursuant to which Merger Sub will merge with and into Tectonic, with Tectonic surviving as AVROBIO’s wholly-owned subsidiary. The merger was unanimously approved by the AVROBIO Board, and the AVROBIO Board resolved to recommend approval of the Merger Agreement to AVROBIO stockholders. In connection with the merger, certain investors have agreed to purchase shares of Tectonic common stock at a purchase price of $12.39908 per share, subject to and immediately prior to the closing, pursuant to the terms of the Subscription Agreement, and certain investors have consummated or will consummate certain additional purchases of Tectonic common stock pursuant to the conversion of certain Company SAFEs entered into by such investors and Tectonic, for an aggregate purchase price among the private financings contemplated by the Subscription Agreement and such Company SAFEs of approximately $130.7 million. While Tectonic will assume AVROBIO’s product candidates and related intellectual property rights as part of the merger, the combined company will focus on developing Tectonic’s product candidates, and at the present time, it is anticipated that the combined company will not continue to develop AVROBIO’s legacy product candidates.

The closing is subject to approval by AVROBIO stockholders and Tectonic stockholders, as well as other customary closing conditions, including the effectiveness of a registration statement on Form S-4 filed with the SEC in connection with the transaction and Nasdaq’s approval of the listing of the shares of the AVROBIO common stock to be issued in connection with the proposed transaction. The closings of the private financings are conditioned upon the satisfaction or waiver of the conditions to the closing as well as certain other conditions. If the transactions are completed, the business of Tectonic will continue as the business of the combined company.

AVROBIO’s future operations are highly dependent on the success of the merger and there can be no assurances that the merger will be successfully consummated. There can be no assurance that the strategic review process or any transaction relating to a specific asset, including the merger and any AVROBIO asset sale (as defined below), will result in AVROBIO pursuing such a transaction(s), or that any transaction(s), if pursued, will be completed on terms favorable to AVROBIO and its stockholders in the existing AVROBIO entity or any possible entity that results from a combination of entities. If the strategic review process is unsuccessful, and if the merger is not consummated, the AVROBIO Board may decide to pursue a dissolution and liquidation of AVROBIO.

AVROBIO’s principal executive offices are located at One Broadway, 14th Floor, Cambridge, Massachusetts 02142, and its telephone number is (617) 914-8420. AVROBIO’s website address is www.avrobio.com.

Tectonic

Tectonic is a biotechnology company focused on the discovery and development of therapeutic proteins and antibodies that modulate the activity of GPCRs. The discovery of biologics that can modulate GPCRs has historically been quite challenging. Tectonic has developed a proprietary technology platform called GEODe™, with the aim of addressing these challenges to enable the discovery and development of GPCR-targeted biologic medicines that can modify the course of disease. Tectonic focuses on areas of significant unmet medical need, often where therapeutic options are poor or nonexistent, as these are areas where new medicines have the potential to improve patient quality of life.

GPCRs are receptor molecules found on the surface of cells that act as sensors for various extracellular stimuli to enable communication between cells and their environment. These molecules regulate diverse aspects of human biology including blood pressure, glucose metabolism, transmission between neurons and immune surveillance. There are over 800 human genes encoding GPCRs, underscoring the extent to which nature has relied on this molecular system for physiological control. The breadth of effects controlled by GPCRs is best illustrated by the fact that greater than 30% of all approved drugs address targets in this class. The vast majority of these drugs, however, are small molecules, and their targets have been largely confined to a few GPCR subfamilies, many of which have a natural ligand that is also a small molecule. Tectonic believes there are many situations where biologics could present advantages over small molecules for this class of targets. For instance, when targeting a single member of a highly related family of GPCRs, the selectivity profile achievable with an antibody may be preferable to that of a small molecule to optimize therapeutic efficacy and safety for the patient. Conversely, when multi-modal action is needed to achieve a desired physiological effect, proteins engineered for bispecific function allow for dual target engagement, unlike small molecules that are generally optimized for action on a single target. Tectonic is focused on developing biologics to address GPCRs with the goal of capturing such opportunities.

It has been historically difficult, however, to discover therapeutic proteins and antibodies that bind to and modulate the activity of GPCRs because of the low endogenous level of expression of many GPCRs, complex biochemistry, and their inherent instability when removed from their natural environment, the cell membrane. With the goal of unlocking the potential for biologic therapeutics to broaden the clinical utility of GPCRs, Tectonic uses its proprietary GEODe™ technology platform in an attempt to overcome the known challenges of GPCR-targeted drug discovery. The initial platform components, first generation yeast library design and initial yeast selection protocols, were developed in Dr. Andrew Kruse’s lab at Harvard Medical School. However, over the last few years the Tectonic team has made many improvements and modifications to all aspects of the platform including second and third generation library designs, optimized GPCR engineering strategies and yeast selection protocols better suited to GPCR antibody discovery. These modifications have resulted in selection campaigns that have a higher hit rate with molecules that have higher affinity and potency compared to hits identified from initial antibody selection campaigns. The GEODe™ platform includes components aimed at optimizing the expression, purification, and stabilization of GPCRs and pairs these advances with Tectonic’s protein engineering and structural biology capabilities. While the current libraries, receptor engineering and selection strategies are producing GPCR-targeted antibodies, the Tectonic team continues to evolve and modify aspects of the platform, which the Tectonic team believes will lead to even better results.

Tectonic’s lead asset, TX000045 (“TX45”) is an Fc-relaxin fusion molecule that activates the RXFP1 receptor, the GPCR target of the hormone, relaxin. Relaxin is an endogenous protein, expressed at low levels in both men and women. In normal human physiology, relaxin is upregulated during pregnancy where it exerts vasodilative effects, reduces systemic and pulmonary vascular resistance and increases cardiac output to accommodate the increased demand for oxygen and nutrients from the developing fetus. Relaxin also exerts anti-fibrotic effects on pelvic ligaments to facilitate delivery of the baby. It has long been hypothesized that these unique dual aspects of relaxin biology may offer therapeutic potential in the treatment of cardiovascular disease. Unfortunately, the development of a viable therapeutic has been challenging, primarily because of relaxin’s very short half-life. Tectonic believes TX45’s pharmacological profile, the direct result of applying Tectonic’s protein engineering capabilities, has the potential to overcome the limitations that have impeded previous attempts to develop relaxin as a therapeutic protein. To interrogate the therapeutic potential of relaxin, Tectonic has identified Group 2 Pulmonary Hypertension (“PH”) in the setting of Heart Failure with Preserved Ejection Fraction (“HFpEF”) referred to as Group 2 PH / HFpEF hereafter, as the initial disease setting. Tectonic hypothesizes that in this setting, treatment with relaxin could improve hemodynamics through effects on vasodilation and potential remodeling in both the pulmonary vessels and the heart which could translate into a clinically meaningful improvement in exercise capacity in these patients. Clinical trials are planned to confirm this hypothesis. Despite this belief, Tectonic’s business carries substantial risks, including Tectonic’s limited experience in therapeutic discovery and development, and the risk that that the platform may never result in the regulatory approval of a product candidate.

Tectonic’s principal executive offices are located at 490 Arsenal Way, Suite 210, Watertown, Massachusetts 02472, and its telephone number is (339) 666-3320. Tectonic’s website address is www.tectonictx.com.

Merger Sub

Merger Sub is a direct, wholly owned subsidiary of AVROBIO and was formed solely for the purpose of carrying out the merger. Merger Sub’s principal executive offices are located at One Broadway, 14th Floor, Cambridge, Massachusetts 02142, and its telephone number is (617) 914-8420.

The Merger (see page 179)

If the merger is completed, Merger Sub will merge with and into Tectonic, with Tectonic surviving as a wholly owned subsidiary of AVROBIO.

On January 30, 2024, AVROBIO, Merger Sub, and Tectonic entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into Tectonic, with Tectonic surviving as a wholly-owned subsidiary of AVROBIO. Tectonic will assume AVROBIO’s product candidates and related intellectual property rights as part of the merger.

AVROBIO and Tectonic expect the merger to be consummated during the second quarter of 2024, subject to the satisfaction or waiver of certain conditions to the closing, including, among other things, approval by the AVROBIO stockholders of the Nasdaq Stock Issuance Proposal and the Reverse Stock Split Proposal.

Immediately after the merger, and prior to giving effect to the proposed private financings, on a pro forma basis and based upon the number of shares of AVROBIO common stock expected to be issued in the merger, AVROBIO securityholders as of immediately prior to the merger are expected to own approximately 35.6% of the combined company on a fully-diluted basis (prior to giving effect to the private financings and excluding shares reserved for future grants under the 2024 Plan and the 2024 ESPP), and after giving further effect to the proposed private financings, assuming a subscription amount of $130.7 million, AVROBIO securityholders as of immediately prior to the merger are expected to own approximately 22.3% of the outstanding shares of capital stock of the combined company on a fully-diluted basis. Immediately after the merger, and prior to giving effect to the proposed private financings, on a pro forma basis and based upon the number of shares of AVROBIO common stock expected to be issued in the merger, Tectonic securityholders as of immediately prior to the merger are expected to own approximately 64.4% of the combined company on a fully-diluted basis (prior to giving effect to the private financings and excluding shares reserved for future grants under the 2024 Plan and the 2024 ESPP), and after giving further effect to the proposed private financings, assuming a subscription amount of $130.7 million, Tectonic securityholders as of immediately prior to the merger are expected to own approximately 39.8% of the outstanding shares of capital stock of the combined company on a fully-diluted basis.

For a more complete description of the merger and the exchange ratio, please see the sections titled “The Merger” and “The Merger Agreement—The Exchange Ratio” beginning on pages 179 and 240, respectively, of this proxy statement/prospectus.

AVROBIO’s Reasons for the Merger (see page 197)

During the course of its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, the AVROBIO Board (including the Transaction Committee of the AVROBIO Board (the “Transaction Committee”)) held numerous meetings, consulted with AVROBIO’s senior management, AVROBIO’s legal and financial advisors, and reviewed and assessed a significant amount of information. In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the AVROBIO Board took into account the input of the Transaction Committee and considered a number of factors that it viewed as supporting its decision to approve the Merger Agreement, including (without limitation):

•	the financial condition and prospects of AVROBIO and the risks associated with continuing to operate AVROBIO on a standalone basis, including in light of (without limitation):

•

AVROBIO’s decision, announced in July 2023, to discontinue its clinical and research programs which resulted in a corporate restructuring and a reduction in AVROBIO’s workforce by 50% (followed by additional reductions in force in October, November and December of 2023);

•

investor interest and value perception for possible further development of its programs, the product candidates’ efficacy profile, stage of development, regulatory agencies’ feedback regarding development pathways, and probability of success in relation to the requisite time and costs, including the relative absence of meaningful, near-term regulatory and clinical inflection points for AVROBIO’s ongoing programs following the Cystinosis Sale (as defined in this proxy statement/prospectus); and

•	difficulties encountered in AVROBIO’s related business development efforts to license, sell or otherwise partner its assets that could result in meaningful new capital or shared future development costs, and to generate sufficient investor interest despite two separate attempts at capital raising, which further exacerbated the lack of opportunities to achieve meaningful near-term regulatory and clinical inflection points for AVROBIO’s ongoing programs.

•

the fact that the AVROBIO Board and the Transaction Committee, with the assistance of AVROBIO’s management and legal and financial advisors, undertook a comprehensive and thorough process of reviewing and analyzing potential strategic alternatives and strategic transaction partner candidates, which included the public announcement of AVROBIO’s exploration of strategic alternatives on July 12, 2023, subsequent outreach to approximately 60 strategic and reverse merger candidates and review by the AVROBIO Board of other alternatives (including remaining a standalone company, a liquidation or dissolution of AVROBIO to distribute any available cash and alternative strategic transactions);

•

the Transaction Committee and the AVROBIO Board’s belief, after a thorough review of strategic alternatives, including engagement with numerous strategic parties with respect to various types of strategic transactions (including whole-company sales, “reverse merger” transactions and “merger of equals” transactions), attempts at two capital raising financings, both of which were unable to generate sufficient investor interest, engagement with certain counterparties on potential partnership opportunities, including in Japan, and the completion of the Cystinosis Sale to Novartis, that the merger is more favorable to AVROBIO stockholders than the potential value that might have resulted from other strategic alternatives available to AVROBIO;

•

the AVROBIO Board’s belief that the $77.5 million value ascribed to AVROBIO by Tectonic would provide the existing AVROBIO stockholders significant value for AVROBIO and afford AVROBIO stockholders a significant opportunity to participate in the potential growth of the combined company following the merger at the negotiated exchange ratio, and the AVROBIO Board’s understanding that such $77.5 million value was based on a targeted $65 million of net cash at closing and that the actual valuation ascribed to AVROBIO at closing would be increased or decreased subject to actual deviations in AVROBIO’s net cash at closing in excess of a $0.5 million “hurdle” in both directions (as described more fully in the section titled ”The Merger Agreement” beginning on page 239 of this proxy statement/prospectus);

•

the AVROBIO Board’s view, following a review with AVROBIO’s senior management and advisors of Tectonic’s current development and clinical trial plans, of the likelihood that the combined company would possess sufficient cash resources at the closing of the merger, or have access to sufficient resources, to fund continued development of Tectonic’s product candidates through certain anticipated upcoming value inflection points;

•

the AVROBIO Board’s positive view, based on the scientific, regulatory and technical due diligence conducted by AVROBIO’s senior management and advisors, of the regulatory pathway for, and potential significant market opportunity of, Tectonic’s product candidates, which will be the focus of the combined company;

•

the AVROBIO Board’s consideration of the expected cash and cash equivalents of the combined company as of the closing of the merger, including the anticipated aggregate proceeds of $130.7 million to be received by Tectonic between the Subscription Agreement and the Company SAFEs, and the quality of the investor syndicate offered by Tectonic;

•

the AVROBIO Board’s belief that Tectonic constituted the most compelling “reverse merger” counterparty as it pertains to each of the Criteria enumerated by the AVROBIO Board (for additional information, please see the section titled “—Background of the Merger” beginning on page 179 of this proxy statement/prospectus);

•	the current financial market conditions and historical market prices, volatility and trading information with respect to AVROBIO’s common stock;

•	the potential for AVROBIO stockholders to receive cash or other marketable proceeds in respect of AVROBIO’s pre-closing assets following the closing of the merger pursuant to the CVR Agreement;

•

the liquidation analysis prepared by AVROBIO’s management for the AVROBIO Board’s review, which implied an equity value of AVROBIO in the reverse merger case of approximately $87.5 million, as compared to approximately $72.6 million in the July 2024 liquidation case and approximately $68.7 million in the October 2024 liquidation case (for additional information, please see the sections titled “—Background of the Merger” and “—AVROBIO Liquidation Analysis” beginning on pages 179 and 203, respectively, of this proxy statement/prospectus);

•

the risks and delays associated with, and uncertain value and costs to AVROBIO stockholders of, liquidating AVROBIO, including, without limitation, the uncertainties of continuing cash burn while contingent liabilities are resolved, the uncertainty of timing of release of cash until contingent liabilities are resolved and AVROBIO’s continuing contractual obligations as of the date of the Merger Agreement that extend through June 2024; and

•

the financial analysis reviewed by Houlihan Lokey with the AVROBIO Board as well as the oral opinion of Houlihan Lokey rendered to the AVROBIO Board on January 29, 2024 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the AVROBIO Board), to the effect that, as of January 29, 2024, based upon and subject to the assumptions, qualifications, limitations and other matters considered as set forth in the Opinion (as defined below), the Exchange Ratio provided for in the Merger pursuant to the Merger Agreement, after giving effect to the Related Transactions, is fair, from a financial point of view to AVROBIO (for additional information, please see the section titled “—Opinion of Houlihan Lokey to the AVROBIO Board” beginning on page 208 of this proxy statement/prospectus).

•

The calculation of the exchange ratio, closing net cash and the estimated number of shares of AVROBIO common stock to be issued in the merger may be reduced or increased to the extent AVROBIO’s net cash position at the closing differs by more than $0.5 million from the anticipated $65.0 million;

•

the number and nature of the conditions to Tectonic’s and AVROBIO’s respective obligations to complete the merger and the likelihood that the merger will be completed on a timely basis, including the fact that Tectonic’s obligation to complete the merger is conditioned on AVROBIO having a specified level of closing net cash being not less than $50.0 million;

•

the respective rights of, and limitations on, AVROBIO and Tectonic under the Merger Agreement to consider and engage in discussions regarding unsolicited acquisition proposals under certain circumstances, and the limitations on the board of directors of each party to change its recommendation in favor of the merger;

•

the potential termination fee of $2.712 million, in the case of the fee payable by AVROBIO, or $4.9 million, in the case of the fee payable by Tectonic, if the Merger Agreement is terminated in certain circumstances, and the potential reimbursement of transaction expenses payable by AVROBIO of up to $650,000 if the special meeting has been held and completed and AVROBIO stockholders have taken a final vote on Proposal Nos. 1 and 2, and such proposals have not been approved by the AVROBIO stockholders at the AVROBIO special meeting (or any adjournment or postponement thereof);

•

the lock-up agreements, pursuant to which certain Tectonic stockholder and AVROBIO stockholders have, subject to certain exceptions, agreed not to transfer their shares of AVROBIO common stock during the period of 180 days following the completion of the merger;

•

the support agreements, pursuant to which certain stockholders of AVROBIO and Tectonic have agreed, solely in their capacities as stockholders, to vote all of their shares of AVROBIO common stock or Tectonic common stock (as applicable) in favor of the proposals submitted to them in connection with the merger and against any alternative acquisition proposals;

•	the agreement of Tectonic to provide the written consent of Tectonic stockholders necessary to adopt the Merger Agreement and approve the Merger and the contemplated transactions;

•

the CVR Agreement, pursuant to which AVROBIO stockholders of record as of immediately prior to the effective time (including holders of shares of AVROBIO common stock issued upon settlment of the AVROBIO RSUs), will receive a CVR for each outstanding share of AVROBIO common stock held by such AVROBIO stockholders representing the contractual right to receive cash payments, if any, upon the receipt by AVROBIO of certain net proceeds payable to the combined company, as more fully described in the section titled “Agreements Related to the Merger—CVR Agreement” beginning on page 266 of this proxy statement/prospectus; and

•

the expectation that the merger would qualify as a reorganization within the meaning of Section 368(a) of the Code, and will constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368 2(g), with the result that Tectonic stockholders would generally not recognize taxable gain or loss for U.S. federal income tax purposes upon the exchange of Tectonic common stock for AVROBIO common stock pursuant to the Merger Agreement.

For additional information, please see the section titled “The Merger—AVROBIO’S Reasons for the Merger” beginning on page 197 of this proxy statement/prospectus.

Tectonic’s Reasons for the Merger (see page 200)

In the course of reaching its decision to approve the merger, the Tectonic Board held meetings and conducted discussions, consulted with Tectonic’s senior management, its financial advisors and legal counsel, and considered a wide variety of factors. Ultimately, the Tectonic Board concluded that a merger with AVROBIO, together with the additional financing committed by the investors in the Tectonic pre-closing financing, was the best option to generate capital resources to support the advancement of Tectonic’s pipeline and fund the combined company.

The Tectonic Board considered, among others, the following material factors (which factors are not necessarily presented in any order or relevant importance):

•

the merger will provide Tectonic’s current stockholders with greater liquidity by owning publicly-traded stock, and expanding the range of investors potentially available as a public company, compared to the investors Tectonic could otherwise gain access to if it continued to operate as a privately-held company;

•	the historical and current information concerning Tectonic’s business, including its financial performance and condition, operations, management and pre-clinical data generated to date;

•	the competitive nature of the industry in which Tectonic operates;

•	the Tectonic Board’s fiduciary duties to Tectonic stockholders;

•

the Tectonic’s Board’s belief that no alternatives to the merger were reasonably likely to create greater value for the Tectonic stockholders, after reviewing the various financing and other strategic options to enhance stockholder value that were considered by the Tectonic Board;

•

the projected financial position, operations, management structure, geographic locations, operating plans, cash burn rate and financial projections of the combined company, including the expected cash resources of the combined company (including the ability to support the combined company’s current and planned clinical trials and operations);

•	the business, history, operations, financial resources, assets, technology and credibility of AVROBIO;

•

the availability of appraisal rights under the Delaware General Corporation Law (“DGCL”) to holders of Tectonic’s capital stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of Tectonic capital stock as determined by the Delaware Court of Chancery; and

•	the terms and conditions of the Merger Agreement.

For additional information, please see the section titled “The Merger—Tectonic’s Reasons for the Merger” beginning on page 200 of this proxy statement/prospectus.

Recommendation of the AVROBIO Board (see page 174)

•

The AVROBIO Board has determined and believes that the issuance of shares of AVROBIO common stock pursuant to the Merger Agreement is fair to, in the best interests of, and advisable to, AVROBIO and its stockholders and has approved such proposal. The AVROBIO Board unanimously recommends that AVROBIO stockholders vote “FOR” the Nasdaq Stock Issuance Proposal as described on page 307 of this proxy statement/prospectus.

•

The AVROBIO Board has determined and believes that it is fair to, in the best interests of, and advisable to, AVROBIO and its stockholders to approve the amendment to AVROBIO’s charter to effect the reverse stock split, as described on page 309 of this proxy statement/prospectus. The AVROBIO Board unanimously recommends that AVROBIO stockholders vote “FOR” the Reverse Stock Split Proposal as described on page 309 of this proxy statement/prospectus.

•

The AVROBIO Board has determined and believes that it is advisable to, and in the best interests of, AVROBIO and its stockholders to approve the amendment to AVROBIO’s charter to provide for the exculpation of officers, as described on page 316 of this proxy statement/prospectus. The AVROBIO Board unanimously recommends that AVROBIO stockholders vote “FOR” the Officer Exculpation Proposal as described on page 316 of this proxy statement/prospectus.

•

The AVROBIO Board has determined and declared that it is advisable and in the best interests of AVROBIO and its stockholders to approve the 2024 Plan, as described on page 318 of this proxy statement/prospectus. The AVROBIO Board unanimously recommends that AVROBIO stockholders vote “FOR” the Incentive Plan Proposal as described on page 318 of this proxy statement/prospectus.

•

The AVROBIO Board has determined and declared that it is advisable and in the best interests of AVROBIO and its stockholders to approve the 2024 ESPP, as described on page 328 of this proxy statement/prospectus. The AVROBIO Board unanimously recommends that AVROBIO stockholders vote “FOR” the ESPP Proposal as described on page 328 of this proxy statement/prospectus.

•

The AVROBIO Board has determined and believes that the compensation that will or may become payable to the named executive officers of AVROBIO in connection with the merger is fair to, in the best interests of, and advisable to, AVROBIO and its stockholders and has approved such proposal. The AVROBIO Board unanimously recommends that AVROBIO stockholders vote “FOR” the Executive Compensation Arrangements Proposal as described on page 332 of this proxy statement/prospectus.

•

The AVROBIO Board has determined and believes that adjourning the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal and/or the Reverse Stock Split Proposal is fair to, in the best interests of, and advisable to, AVROBIO and its stockholders and has approved and adopted the proposal. The AVROBIO Board unanimously recommends that AVROBIO stockholders vote “FOR” the Adjournment Proposal, if necessary, as described on page 333 of this proxy statement/prospectus.

Interests of AVROBIO’s Directors and Executive Officers in the Merger (see page 221)

In considering the recommendation of the AVROBIO Board with respect to issuing shares of AVROBIO common stock in the merger and the other matters to be acted upon by the AVROBIO stockholders at the special meeting, the AVROBIO stockholders should be aware that AVROBIO’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of AVROBIO stockholders generally. These interests may present them with actual or potential conflicts of interest. These interests include the following:

•

Phillip Donenberg will continue as a director of the combined company after the effective time, and, following the closing, will be eligible to be compensated as a non-employee director of the combined company pursuant to the non-employee director compensation policy in place following the effective time of the merger;

•

under the Merger Agreement, the vesting and exercisability of each in-the-money unexpired, unexercised and unvested option to purchase AVROBIO common stock and the vesting and exercisability of 50% of certain additional unexpired, unexercised and unvested option to purchase AVROBIO common stock will be accelerated as of immediately prior to the effective time and each such AVROBIO option that is held by AVROBIO’s directors and executive officers as of the effective time who is or will be party to a lock-up agreement will remain outstanding and exercisable until six months after the expiration of the applicable “restricted period” (as defined in the applicable lock-up agreement);

•

under the Merger Agreement, all outstanding AVROBIO RSUs that vest solely on the basis of time will be accelerated in full as of immediately prior to the effective time and for each outstanding and unsettled AVROBIO RSU that vests solely on the basis of time (including any AVROBIO RSUs accelerated in connection with this merger), the AVROBIO’s directors and officers will receive a number of shares of AVROBIO common stock equal to the number of vested and unsettled shares underlying such AVROBIO RSUs; certain of AVROBIO’s executive officers are parties to either, or a combination of, an employment agreement, separation agreement and/or retention agreement that provide for severance benefits, including accelerated vesting of outstanding equity awards and certain cash payments, in connection with the merger;

•	under the Merger Agreement, AVROBIO’s directors and executive officers are entitled to continued indemnification, expense advancement and insurance coverage;

•

executive officers’ employment agreements may result in the receipt by such executive officers of cash severance payments and other benefits with a total value of approximately $2.8 million (collectively, not individually) in connection with this merger and the associated termination of their employment from AVROBIO, which reflects, among other things, (i) conversion of Ms. Ridha’s cash severance payments and other benefits from GBP to USD using the exchange rate as of February 1, 2024 (1 GBP = 1.2745 USD), (ii) each executive officer’s base salary and target bonus as of March 15, 2024, and (iii) the value of COBRA premium reimbursements for health benefit coverage equal to the amount AVROBIO would pay absent a termination of employment for up to 12 months. Such payments and other benefits will be deducted from AVROBIO’s net cash at closing in accordance with the terms of the Merger Agreement; however, after taking into account any such deductions, AVROBIO management currently anticipates

AVROBIO’s net cash as of closing will be approximately $65.0 million to $75.0 million, and the ownership percentages may be adjusted up or down on account of AVROBIO’s net cash as of closing only if AVROBIO’s net cash as of closing is lower than $64.5 million or greater than $65.5 million;

•

the aggregate value of in-the-money AVROBIO options and RSUs that will be subject to accelerated vesting is $1.1 million for executive officers and $0.1 million for directors, assuming $1.33 per share of AVROBIO common stock, which reflects the average closing market price of AVROBIO’s common stock over the first five trading days ending three trading days prior to the first public announcement of the transaction; and

•	the executive officers and directors hold an aggregate of 447,500 shares subject to Specified Options (as defined below).

The AVROBIO Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the merger, and to recommend that the AVROBIO stockholders approve the proposals to be presented to the AVROBIO stockholders for consideration at the special meeting as contemplated by this proxy statement/prospectus.

Interests of Tectonic’s Directors and Executive Officers in the Merger (see page 227)

In considering the recommendation of the Tectonic Board with respect to approving the merger, AVROBIO stockholders should be aware that Tectonic’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Tectonic stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below:

•

As of December 31, 2023, Tectonic’s current non-employee directors and executive officers beneficially owned, in the aggregate, approximately 90.5% of the outstanding shares of Tectonic capital stock, which for purposes of this subsection excludes any Tectonic shares issuable upon exercise or settlement of Tectonic stock options held by such individual;

•

Under the terms of the Merger Agreement, each option to purchase shares of Tectonic common stock that is outstanding and unexercised immediately prior to the effective time under the Tectonic Equity Incentive Plan and that, following assumption by AVROBIO at the effective time, whether or not vested, will be converted into an option to purchase shares of AVROBIO common stock;

•	Certain of Tectonic’s directors and executive officers are expected to become the directors and executive officers of the combined company upon the closing of the merger; and

•	Under the Merger Agreement, AVROBIO’s directors and executive officers are entitled to continued indemnification, expense advancement and insurance coverage.

These interests are discussed in more detail in the section titled “The Merger—Interests of Tectonic’s Directors and Executive Officers in the Merger” beginning on page 227 of this proxy statement/prospectus. The Tectonic Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the merger, and to recommend that the Tectonic stockholders approve the merger.

Opinion of Houlihan Lokey to the AVROBIO Board (see page 208)

On January 29, 2024, Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) orally rendered its opinion to the AVROBIO Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the AVROBIO Board dated January 29, 2024 (the “Opinion”), to the effect that, as of January 29, 2024, based upon and subject to the assumptions, qualifications, limitations and other matters considered as set forth in the Opinion, the Exchange Ratio provided for in the Merger pursuant to the Merger

Agreement, after giving effect to the Related Transactions, was fair, from a financial point of view, to AVROBIO. “Related Transactions” refers to any sale, license or other monetization of AVROBIO’s legacy business prior to the Merger, the private financings including the Company SAFEs, the distribution of the CVRs and the reverse stock split, collectively, and the “Transaction” refers to the Merger, together with the Related Transactions.

Houlihan Lokey’s opinion was directed to the AVROBIO Board and only addressed the fairness, from a financial point of view, to AVROBIO of the Exchange Ratio provided for in the Merger pursuant to the Merger Agreement after giving effect to the Related Transactions and did not address, among other things, the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Exchange Ratio to the extent expressly specified in the Opinion), including, without limitation, the support agreements or the lock-up agreements to be entered into in connection with the Transaction, the CVRs, the CVR Agreement or any Related Transaction. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex B to this proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of the Opinion. However, neither the Opinion nor the summary of the Opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, a recommendation to the AVROBIO Board, any security holder of AVROBIO or any other party as to how to act or vote with respect to any matter relating to the Transaction.

The Merger Agreement (see page 239)

Merger Consideration (see page 239)

At the effective time, upon the terms and subject to the conditions set forth in the Merger Agreement, each outstanding share of Tectonic common stock (including shares of Tectonic common stock issued upon conversion of Tectonic preferred stock as well as the private financing shares and the Company SAFEs) (excluding shares to be canceled pursuant to the Merger Agreement and excluding dissenting shares) will be automatically converted solely into the right to receive a number of shares of AVROBIO common stock equal to the product of the exchange ratio multiplied by each share of Tectonic common stock.

Immediately after the merger, and prior to giving effect to the proposed private financings, AVROBIO securityholders as of immediately prior to the merger are expected to own approximately 35.6% of the outstanding shares of capital stock of the combined company, and after giving further effect to the proposed private financings, AVROBIO securityholders as of immediately prior to the merger are expected to own approximately 22.3% of the outstanding shares of capital stock of the combined company. Immediately after the merger, and prior to giving effect to the proposed private financings, former Tectonic securityholders are expected to own approximately 64.4% of the outstanding shares of capital stock of the combined company, and after giving further effect to the proposed private financings, former Tectonic securityholders are expected to own approximately 39.8% of the outstanding shares of capital stock of the combined company. Under certain circumstances further described in the Merger Agreement, the ownership percentages may be adjusted up or down including, but not limited to, if AVROBIO’s net cash as of closing is lower than $64.5 million or greater than $65.5 million. AVROBIO management currently anticipates AVROBIO’s net cash as of closing will be approximately $65.0 million to $75.0 million and the currently estimated ownership percentages are based on an assumption of closing net cash of approximately $65.0 million.

Exchange Ratio (see page 240)

The exchange ratio is calculated using a formula intended to allocate existing AVROBIO and Tectonic securityholders a percentage of the combined company. Based on AVROBIO’s and Tectonic’s capitalization as of January 30, 2024, the date the Merger Agreement was executed, and certain other assumptions the exchange ratio is estimated to be equal to approximately 0.74458326 shares of AVROBIO common stock. This estimate is subject to adjustment prior to the closing for net cash at the cash determination time (and as a result, AVROBIO securityholders could own more, and Tectonic securityholders could own less, or vice versa, of the combined company). AVROBIO management currently anticipates that AVROBIO’s net cash as of closing will be approximately $65.0 million to $75.0 million and therefore the exchange ratio is currently estimated to be approximately 0.74458326 (assuming (i) $65.0 million in AVROBIO’s net cash as of closing, (ii) a one-for-ten reverse stock split, and (iii) the private financings in Tectonic being in the amount of $130.7 million).

Treatment of Tectonic Options and the Tectonic Equity Incentive Plan (see page 243)

Under the terms of the Merger Agreement, each option to purchase shares of Tectonic common stock that is outstanding and unexercised immediately prior to the effective time, whether or not vested, will be assumed and converted into an option to purchase shares of AVROBIO common stock. Accordingly, from and after the effective time: (i) each outstanding Tectonic stock option assumed by AVROBIO may be exercised solely for shares of AVROBIO common stock; (ii) the number of shares of AVROBIO common stock subject to each outstanding Tectonic stock option assumed by AVROBIO will be determined by multiplying (A) the number of shares of Tectonic common stock that were subject to such Tectonic stock option assumed by AVROBIO, as in effect immediately prior to the effective time, by (B) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of AVROBIO common stock; and (iii) the per share exercise price of each Tectonic stock option assumed by AVROBIO will be determined by dividing (A) the per share exercise price of such Tectonic stock option, as in effect immediately prior to the effective time, by (B) the exchange ratio and rounding the resulting exercise price up to the nearest whole cent. Each Tectonic stock option assumed by AVROBIO will otherwise continue in full force and effect and the term, exercisability, vesting schedule, acceleration rights and other terms and conditions of such Tectonic stock option will otherwise remain unchanged.

AVROBIO will assume the Tectonic Equity Incentive Plan. Each Tectonic stock option shall, in accordance with its terms, continue to be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to shares of AVROBIO common stock subsequent to the effective time. In addition, the compensation committee of the AVROBIO Board (the “AVROBIO Compensation Committee”) will succeed to the authority and responsibility of the Tectonic Board as administrator of the Tectonic Equity Incentive Plan.

Treatment of AVROBIO Common Stock, AVROBIO Options and AVROBIO RSUs (see page 244)

Each share of AVROBIO common stock issued and outstanding at the time of the merger will remain issued and outstanding, and, subject to the proposed reverse stock split and any extension to the expiration time provided for in connection with the merger, will be unaffected by the merger.

In addition, each AVROBIO in-the-money option that is outstanding immediately prior to the effective time that is held by a current AVROBIO employee, director, or consultant of AVROBIO as of the date of the Merger Agreement will be accelerated in full effective as of the effective time and each AVROBIO in-the-money option that is unexpired, unexercised and outstanding as of immediately prior to the effective time and is held by a current AVROBIO employee, director or consultant as of the date of the execution of the Merger Agreement and who is a signatory to the lock-up agreement, will survive the closing and remain outstanding and exercisable until six months after the expiration of the Restricted Period (as defined in the signatory’s respective lock-up agreement).

Further, the Merger Agreement provides that the vesting and exercisability of 50% of certain unexpired and unexercised AVROBIO options that remain outstanding as of immediately prior to the effective time that (i) are held by a current AVROBIO employee, director or consultant as of the date of the Merger Agreement will be accelerated in full effective as of immediately prior to the effective time and (ii) each such AVROBIO option that is unexpired, unexercised, and outstanding as of immediately prior to the effective time and is held by a current AVROBIO employee director or consultant as of the date of the Merger Agreement who is or will be party to a lock-up agreement will remain outstanding and exercisable until six months after the expiration of the applicable “restricted period.”

Each outstanding AVROBIO RSU that vests solely on the basis of time will be accelerated in full as of immediately prior to the effective time, contingent on the occurrence of the merger. In addition, the Merger Agreement provides that for each outstanding and unsettled AVROBIO RSU that vests solely on the basis of time (including any AVROBIO RSUs accelerated in connection with this merger), the holder will receive, immediately prior to the effective time, a number of shares of AVROBIO common stock equal to the number of vested and unsettled shares underlying such AVROBIO RSUs (less a number of shares of AVROBIO common stock equal to the tax withholding obligations).

The number of shares of AVROBIO common stock underlying such options and RSUs and the exercise prices for such stock options will be appropriately adjusted to reflect the proposed reverse stock split.

Conditions to the Completion of the Merger (see page 256)

To complete the merger, AVROBIO stockholders must approve Proposal Nos. 1 and 2 and Tectonic stockholders must adopt the Merger Agreement and approve the merger and the related transactions contemplated by the Merger Agreement. Additionally, each party’s obligation to complete the Merger is subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties, at or prior to the closing, of various closing conditions set forth in the Merger Agreement.

Non-Solicitation (see page 250)

The Merger Agreement contains non-solicitation provisions prohibiting AVROBIO and Tectonic from inquiring about or seeking a competing transaction in lieu of the proposed transactions. Each of AVROBIO and Tectonic have agreed that AVROBIO and Tectonic and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives retained by it or any of its subsidiaries to, directly or indirectly:

•

solicit, initiate or knowingly encourage, induce or facilitate the communication, making or submission of any Acquisition Proposal (as defined in the section titled “The Merger Agreement—Non-Solicitation” beginning on page 250 of this proxy statement/prospectus) or Acquisition Inquiry (as defined in the section titled “The Merger Agreement—Non-Solicitation” beginning on page 250 of this proxy statement/prospectus) or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry;

•	furnish any non-public information with respect to it to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

•

engage in discussions or negotiations (other than to inform any person of the existence of the provisions of the Merger Agreement) with any person with respect to any Acquisition Proposal or Acquisition Inquiry;

•	approve, endorse or recommend an Acquisition Proposal (subject to certain exceptions);

•	execute or enter into any letter of intent or any contract contemplating or otherwise relating to an Acquisition Transaction (subject to certain exceptions); or

•	publicly propose, resolve or agree to do any of the foregoing (subject to certain exceptions).

Board Recommendation Change (see page 252)

Under the Merger Agreement, AVROBIO agreed to make the AVROBIO Board recommendation (as defined in the section titled “The Merger Agreement—Board Recommendation Change” beginning on page 252 of this proxy statement/prospectus) and that the AVROBIO Board will also make the Second AVROBIO Board recommendation (as defined in the section titled “The Merger Agreement—Board Recommendation Change” beginning on page 252 of this proxy statement/prospectus).

The Tectonic Board may not change the Tectonic board recommendation (as defined in the section titled “The Merger Agreement—Board Recommendation Change” beginning on page 252 of this proxy statement/prospectus) and the AVROBIO Board may not change the AVROBIO Board recommendation, except that, prior to receipt by such party of its stockholder approval, such party’s board of directors may effect a change in recommendation with respect to a Superior Offer that did not result from a material breach of the Merger Agreement if:

•

such party’s board of directors (or committee thereof) shall have determined in good faith, after consultation with its outside legal counsel, that the failure to effect such change in recommendation would be inconsistent with its fiduciary duties under applicable law;

•

such party has, and has caused its financial advisors and outside legal counsel to, during the required four business day notice period, negotiated with the other party in good faith to make such adjustments to the terms and conditions of the Merger Agreement so that the Acquisition Proposal ceases to constitute a Superior Offer; and

•

if after the other party shall have delivered to such party a written offer to alter the terms or conditions of the Merger Agreement during the four-business day period referred to above, such party’s board of directors shall have determined in good faith (based on the advice of its outside legal counsel), that the failure to effect a change in recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law. In the event of any material amendment to any superior offer, such party would be required to provide the other party with notice of such material amendment and there would be a new four-business day period following such notification during which the parties would be obligated to comply again with the requirements described above.

Notwithstanding anything to the contrary in the Merger Agreement, at any time prior to the AVROBIO stockholders adopting the Merger Agreement, the AVROBIO board may withhold, amend, withdraw or modify the Second AVROBIO Board recommendation in its exercise of its fiduciary duties.

Termination of the Merger Agreement (see page 259)

Either AVROBIO or Tectonic may terminate the Merger Agreement under certain circumstances, which would prevent the merger from being consummated.

Termination Fee (see page 259)

If the Merger Agreement is terminated under certain circumstances, AVROBIO could be required to pay Tectonic a termination fee of $2,712,500. If the Merger Agreement is terminated under certain circumstances, Tectonic could be required to pay AVROBIO a termination fee of $4,900,000. In addition, if the Merger Agreement is terminated by AVROBIO or Tectonic due to AVROBIO stockholders voting on and failing to approve Proposal Nos. 1 and 2 at the special meeting (or any adjournment thereof), AVROBIO will be required to reimburse Tectonic for merger-related expenses up to $650,000. The expense reimbursement, to the extent paid, will be credited against any termination fee payable by AVROBIO in the transaction.

Support Agreements (see page 263)

Certain Tectonic stockholders are parties to support agreements with Tectonic pursuant to which, among other things, each such stockholder, solely in his, her or its capacity as a Tectonic stockholder, has agreed to vote all of such stockholder’s shares of Tectonic capital stock in favor of (i) the adoption of the Merger Agreement, (ii) the approval of the merger and related transactions contemplated by the Merger Agreement, (iii) the approval of an amendment to Tectonic’s certificate of incorporation to increase its authorized stock, (iv) to the extent such person is entitled to vote or exercise a right to consent with respect to such matter, effecting the preferred stock conversion immediately prior to conversion of the Company SAFEs, which Company SAFEs conversion shall occur immediately prior to the private placement financings, (v) waiving any preemptive right, right of participation, right of maintenance, anti-dilution right or any similar right as may otherwise be provided to such stockholder under Tectonic’s certificate of incorporation or bylaws in connection with the merger and related transactions contemplated by the Merger Agreement and (vi) against any acquisition proposal from a third party. These Tectonic stockholders also agreed to vote against any competing Acquisition Proposal with respect to Tectonic.

As of January 30, 2024, the Tectonic stockholders that are party to a support agreement with Tectonic held shares of Tectonic capital stock representing approximately 88.0% of the voting power of Tectonic. These stockholders include executive officers and directors of Tectonic, as well as certain other stockholders owning a significant portion of the outstanding shares of Tectonic capital stock. Following the effectiveness of the Registration Statement on Form S-4 of which this proxy statement/prospectus is a part and pursuant to the Merger Agreement, Tectonic stockholders holding a sufficient number of shares of Tectonic capital stock to adopt the Merger Agreement and approve the merger and related transactions contemplated by the Merger Agreement will execute a written consent providing for such adoption and approval.

Certain AVROBIO stockholders are parties to support agreements with AVROBIO pursuant to which, among other things, each such stockholder, solely in his, her or its capacity as an AVROBIO stockholder, has agreed to vote all of such stockholder’s shares of AVROBIO capital stock in favor of (i) the adoption of the Merger Agreement and (ii) the approval of the merger and related transactions contemplated by the Merger Agreement. These AVROBIO stockholders also agreed to vote against any competing Acquisition Proposal with respect to AVROBIO.

As of January 30, 2024, the AVROBIO stockholders that are party to a support agreement with AVROBIO owned approximately 10.8% of the outstanding shares of AVROBIO capital stock. These stockholders include executive officers and directors of AVROBIO, as well as certain other stockholders owning a significant portion of the outstanding shares of AVROBIO capital stock.

Lock-Up Agreements (see page 264)

Certain of Tectonic’s executive officers, directors and stockholders have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of AVROBIO common stock or any securities convertible into or exercisable or exchangeable for AVROBIO common stock, currently or thereafter owned, including, as applicable, shares purchased by such persons in the private financings, until 180 days after the effective time.

Certain of AVROBIO’s directors have entered into lock-up agreements, pursuant to which such stockholders have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of AVROBIO common stock or any securities convertible into or exercisable or exchangeable for AVROBIO common stock, currently or thereafter owned, until 180 days after the effective time.

Subscription Agreement (see page 264)

In connection with the execution and delivery of the Merger Agreement, purchasers, including certain existing investors of Tectonic and/or AVROBIO, entered into a Subscription Agreement with Tectonic, pursuant to which such investors have agreed to purchase Tectonic common stock representing an aggregate commitment of $96.6 million in the private financings for an aggregate purchase price among the transactions contemplated by the Subscription Agreement and the Company SAFEs of approximately $130.7 million.

The Subscription Agreement contains customary representations and warranties of AVROBIO and also contain customary representations and warranties of the purchasers party thereto. The private financings are expected to be consummated immediately prior to the closing of the merger. The closings of the private financings are conditioned upon the satisfaction or waiver of all conditions to the closing of the merger, with the merger anticipated to be consummated substantially simultaneously with the closings of the private financings, as set forth in the Merger Agreement, as well as certain other conditions. As such, at the time that AVROBIO stockholders are expected to vote at the special meeting, whether the private financings will close in a timely manner or at all will not be known. The closing of the merger is conditioned upon the satisfaction or waiver of the receipt of cash proceeds not less than $114.5 million in connection with the consummation of the transactions contemplated by the private financings. While, as of the date of this proxy statement/prospectus, AVROBIO and Tectonic do not intend to waive this condition, there can be no assurance that AVROBIO and Tectonic will ultimately determine, in their sole discretion, not to waive this or any other condition to the merger. The shares of Tectonic common stock that are issued in the private financings will be converted into shares of AVROBIO common stock in the merger. Accordingly, by approving Proposal No. 1 relating to the merger, AVROBIO stockholders will also be approving the issuance of shares of AVROBIO common stock to be issued in exchange for all shares of Tectonic common stock that are sold in the private financings.

CVR Agreement (see page 266)

At or prior to the effective time, AVROBIO and its designated rights agent will enter into the CVR Agreement. As provided in the Merger Agreement, AVROBIO intends to declare a dividend to each person who as of immediately prior to the effective time was a stockholder of record of AVROBIO (including holders of shares of AVROBIO common stock issued upon settlement of the AVROBIO RSUs) or had the right to receive AVROBIO common stock the right to receive one non-transferable CVR for each outstanding share of AVROBIO common stock held by such person as of such date, each representing the non-transferable contractual right to receive certain contingent payments from AVROBIO upon the occurrence of certain events within agreed time periods (the “CVR distribution”).

Pursuant to the CVR Agreement, each CVR holder is entitled to certain rights to receive a pro rata portion of 80% of the net proceeds (as defined in the CVR Agreement), if any, received by AVROBIO as a result of an

AVROBIO disposition (including a license of AVROBIO’s pre-closing assets) after the effective date and prior to the 18-month anniversary of the closing, received within a 10-year period following the closing; provided that no contingent payment will be payable to any holder of the CVRs until such time as the then-outstanding and undistributed proceeds exceeds $350,000 in the aggregate. Such proceeds are subject to certain permitted deductions, including for applicable tax payments, certain expenses incurred by AVROBIO or its subsidiaries, losses incurred or reasonably expected to be incurred by AVROBIO or its affiliates due to a third party proceeding in connection with a disposition and certain wind-down costs.

The CVR Agreement provides that AVROBIO will use commercially reasonable efforts (as defined in the CVR Agreement) during the 18-month period following the closing to effect dispositions of AVROBIO’s pre-closing assets to a third party that has delivered inbound interest (as defined in the CVR Agreement) with respect to such assets. As a result, AVROBIO will have no obligations to affirmatively sell or market such assets, in the absence of such inbound interest.

The CVRs may not be transferred, pledged, hypothecated, encumbered, assigned or otherwise disposed of (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise), in whole or in part, subject to certain limited exceptions.

The CVRs will not be evidenced by a certificate or any other instrument. The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of the CVRs. The CVRs will not represent any equity or ownership interest in AVROBIO, any constituent company to the merger, or any of its respective affiliates.

Management Following the Merger (see page 427)

Effective as of the closing, the combined company’s executive officers are expected to be members of the Tectonic executive management team prior to the merger, including:

Name	Title
Alise Reicin, M.D.	Chief Executive Officer
Christian Cortis, Ph.D.	Chief Operating Officer and Chief Financial Officer
Peter McNamara, Ph.D.	Chief Scientific Officer
Marcella K. Ruddy, M.D.	Chief Medical Officer
Marc Schwabish, Ph.D.	Chief Business Officer

Material U.S. Federal Income Tax Consequences of the Merger (see page 231)

For a discussion summarizing U.S. federal income tax considerations of the merger, please see the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page  231 of this proxy statement/prospectus.

Risk Factors (see page 36)

Both AVROBIO and Tectonic are subject to various risks associated with their businesses and their industries. In addition, the merger, including the possibility that the merger may not be completed, poses a number of risks to each company and its respective securityholders, including the following risks:

Risks Related to the Merger

•

The exchange ratio will not change or otherwise be adjusted based on the market price of AVROBIO common stock as the exchange ratio depends on AVROBIO’s net cash at the closing and not the market price of AVROBIO common stock, so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed;

•

Failure to complete the merger may result in either AVROBIO or Tectonic paying a termination fee to the other party and could harm the AVROBIO common stock price and future business and operations of each company;

•	If the conditions to the merger are not satisfied or waived, the merger may not occur;

•

Some AVROBIO and Tectonic directors and executive officers have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests;

•

AVROBIO stockholders and Tectonic stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger, including the issuance of Tectonic common stock in the private financings; and

•	If the merger is not completed, the AVROBIO stock price may decline significantly.

Risks Related to the Proposed Reverse Stock Split

•

The reverse stock split may not increase the combined company’s stock price over the short- or long-term, which may further impact the combined company’s ability to obtain or maintain listing on Nasdaq.

Risks Related to AVROBIO

•	Failure to complete, or delays in completing, the proposed merger with Tectonic could materially and adversely affect AVROBIO’s results of operations, business, financial results and/or stock price.;

•	AVROBIO stockholders potentially may not receive any payment on the CVRs and the CVRs may otherwise expire valueless;

•

If AVROBIO does not successfully consummate the merger or another strategic transaction, the AVROBIO Board may decide to pursue a dissolution and liquidation of AVROBIO. In such an event, the amount of cash available for distribution to AVROBIO stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities, as to which AVROBIO can give you no assurance;

•	AVROBIO’s limited operating history may make it difficult to evaluate the success of AVROBIO’s business to date and to assess AVROBIO’s future viability; and

•	AVROBIO’s failure to meet Nasdaq’s continued listing requirements could result in a delisting of AVROBIO common stock.

Risks Related to Tectonic

•	Tectonic has a limited operating history, has incurred net losses in every year since its inception, and expects to continue to incur net losses in the future;

•	Tectonic’s recurring losses from operations and financial conditions raise substantial doubt about its ability to continue as a going concern;

•

Tectonic is heavily dependent on the success of its product candidates, only one of which is in early clinical development. If Tectonic is unable to advance its current or future product candidates through clinical trials, obtain marketing approval and ultimately commercialize any product candidates it develops, or experience significant delays in doing so, Tectonic’s business will be materially harmed;

•

All of Tectonic’s product candidates are in preclinical or early clinical development. Clinical trials are difficult to design and implement, and they involve a lengthy and expensive process with uncertain outcomes. Tectonic may experience delays in completing, or ultimately be unable to complete, the development and commercialization of TX45 or any future product candidates;

•

Tectonic’s clinical trials may fail to demonstrate substantial evidence of the safety, efficacy, purity and potency of its product candidates or any future product candidates, which would prevent or delay or limit the scope of regulatory approval and commercialization;

•

If Tectonic is unable to successfully commercialize any product candidate for which Tectonic receives regulatory approval, or experience significant delays in doing so, its business will be materially harmed;

•

Tectonic’s success depends in part on its ability to protect its intellectual property. It is difficult and costly to protect its proprietary rights and technology, and Tectonic may not be able to ensure their protection;

•	Tectonic depends on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm its business;

•

Tectonic currently relies and expects to rely in the future on the use of manufacturing suites in third-party facilities or on third parties to manufacture TX45 and any other product candidates, and Tectonic may rely on third parties to produce and process its products, if approved;

•	Tectonic’s business could be adversely affected if it is unable to use third-party manufacturing suites or if the third-party manufacturers encounter difficulties in production; and

•	Tectonic faces significant competition from other biotechnology and pharmaceutical companies, and its operating results will suffer if Tectonic fails to compete effectively.

Risks Related to the Combined Company

•	The market price of the combined company’s common stock is expected to be volatile, and the market price of the common stock may drop following the merger;

•	The combined company may incur losses for the foreseeable future and might never achieve profitability;

•

If the combined company fails to attract and retain management and other key personnel, it may be unable to continue to successfully develop or commercialize its product candidates or otherwise implement its business plan;

•

Upon completion of the merger, failure by the combined company to comply with the initial listing standards or continued listing standards of Nasdaq will prevent its stock from being listed on Nasdaq or may result in delisting from Nasdaq; and

•

The combined company’s certificate of incorporation and bylaws and provisions under Delaware law could make an acquisition of the combined company more difficult and may prevent attempts by its stockholders to replace or remove its management.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” beginning on page 36 of this proxy statement/prospectus. AVROBIO and Tectonic both encourage you to read and consider all of these risks carefully.

Litigation Related to the Merger (see page 46)

In connection with the merger, one complaint has been filed against AVROBIO and the AVROBIO Board, and four additional demands have been made seeking additional disclosures in the registration statement by purported AVROBIO stockholders. AVROBIO believes that the allegations and claims asserted are without merit and intends to defend against them vigorously. In the event that AVROBIO subsequently receives additional complaints or demand letters related to the merger, AVROBIO will not provide additional disclosures unless those new complaints or letters contain material differences from those received to date. For a more detailed description of litigation related to the merger, see the section titled “Risk Factors—Risks Related to the Merger—Lawsuits may be filed against AVROBIO and the members of the AVROBIO Board arising out of the proposed merger, which may delay or prevent the proposed merger.”

Regulatory Approvals (see page 231)

Each of AVROBIO and Tectonic will use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of the Merger Agreement, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any governmental authority with respect to the merger and the related transactions contemplated by the Merger Agreement, if any, and to submit promptly any additional information requested by any such governmental authority.

Nasdaq Stock Market Listing (see page 234)

AVROBIO intends to file an initial listing application for the combined company common stock with Nasdaq. If such application is accepted, AVROBIO anticipates that the common stock of the combined company will be listed on Nasdaq following the closing under the trading symbol “TECX.” It is a condition of the consummation of the merger that AVROBIO receive confirmation from Nasdaq that the combined company has been approved for listing on Nasdaq, but there can be no assurance such listing condition will be met or that AVROBIO will obtain such confirmation from Nasdaq by the date of the special meeting or at all. This condition is waivable but only to the extent permitted by law and only with the written waiver of each of AVROBIO, Tectonic and Merger Sub. In the event the AVROBIO common stock to be issued in the merger is not approved for listing on Nasdaq, it is possible that AVROBIO, Tectonic and Merger Sub may mutually agree to waive the applicable condition and nonetheless proceed with the completion of the merger. If such condition is waived, AVROBIO may not recirculate an updated proxy statement/prospectus or solicit a new vote of AVROBIO stockholders prior to proceeding with the merger.

Anticipated Accounting Treatment (see page 235)

The merger is expected to be accounted for under U.S. generally accepted accounting principles (“GAAP”) as an in-substance reverse recapitalization of AVROBIO by Tectonic. Under this method of accounting, Tectonic will be considered the accounting acquirer for financial reporting purposes. This determination is based on the expectations that, immediately following the merger: (i) Tectonic’s equity holders will own a substantial majority of the voting rights in the combined company; (ii) Tectonic’s largest stockholder will retain the largest interest in the combined company; (iii) Tectonic will designate a majority of the initial members of the board of directors of the combined company; (iv) Tectonic’s executive management team will become the management of the combined company; and (v) the combined company will be renamed Tectonic Therapeutic, Inc. and will be headquartered in Massachusetts. As a result of Tectonic being treated as the accounting acquirer, Tectonic’s assets and liabilities will be recorded at their pre-combination carrying amounts. AVROBIO’s assets and liabilities will be measured and recognized at their fair values as of the effective time, which are expected to approximate the carrying value of the acquired cash and other non-operating assets, with no goodwill or other intangible assets recorded. For periods prior to closing, the historical financial statements of Tectonic shall become the historical financial statements of the combined company. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 440 of this proxy statement/prospectus for additional information.

Appraisal Rights and Dissenters’ Rights (see page 235)

Holders of AVROBIO common stock are not entitled to appraisal rights in connection with the merger under Delaware law. Holders of Tectonic capital stock are entitled to appraisal rights in connection with the merger under Delaware law.

Comparison of Stockholder Rights (see page 457)

Both AVROBIO and Tectonic are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the merger is completed, Tectonic stockholders will become AVROBIO stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of AVROBIO (“AVROBIO’s bylaws”) and AVROBIO’s charter, as may be further amended by Proposal No. 3 if approved by the AVROBIO stockholders at the special meeting. The rights of AVROBIO stockholders contained in AVROBIO’s charter and bylaws differ from the rights of Tectonic stockholders under the amended and restated certificate of incorporation and bylaws of Tectonic, as more fully described under the section titled “Comparison of Rights of Holders of AVROBIO Capital Stock and Tectonic Capital Stock” beginning on page 457 of this proxy statement/prospectus.

MARKET PRICE AND DIVIDEND INFORMATION

The AVROBIO common stock is currently listed on Nasdaq under the symbol “AVRO.”

The closing price of the AVROBIO common stock on January 29, 2024, the last day of trading prior to the announcement of the merger, as reported on Nasdaq, was $1.37 per share. The closing price of the AVROBIO common stock on May 2, 2024, the last practicable date before the date of this proxy statement/prospectus, as reported on Nasdaq, was $1.23 per share.

Because the market price of the AVROBIO common stock is subject to fluctuation, the market value of the shares of the AVROBIO common stock that the Tectonic stockholders will be entitled to receive in the merger may increase or decrease.

Tectonic is a private company and its shares of common stock are not publicly traded.

Assuming approval of Proposal Nos. 1 and 2 and successful application for initial listing with Nasdaq, following the consummation of the merger, the AVROBIO common stock will trade on Nasdaq under AVROBIO’s new name, “Tectonic Therapeutic, Inc.” and a new trading symbol “TECX.”

As of April 29, 2024, the record date for the special meeting, there were approximately four registered holders of record of the AVROBIO common stock. As of April 29, 2024, Tectonic had 24 holders of record of Tectonic common stock and 23 holders of record of Tectonic preferred stock. For detailed information regarding the beneficial ownership of certain AVROBIO and Tectonic stockholders, see the sections titled “Principal AVROBIO Stockholders” and “Principal Tectonic Stockholders” beginning on pages 467 and 469, respectively, of this proxy statement/prospectus.

Dividends

AVROBIO has never declared or paid any cash dividends on the AVROBIO common stock and does not anticipate paying cash dividends on the AVROBIO common stock for the foreseeable future, except pursuant to the CVR Agreement. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the merger will be at the discretion of the combined organization’s then-current board of directors and will depend upon a number of factors, including the combined organization’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.

Tectonic has never paid or declared any cash dividends on the Tectonic capital stock. If the merger does not occur, Tectonic does not anticipate paying any cash dividends on the Tectonic capital stock in the foreseeable future, and Tectonic intends to retain all available funds and any future earnings to fund the development and expansion of its business. Any future determination to pay dividends will be at the discretion of the Tectonic Board and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, and restrictions imposed by applicable laws and other factors the Tectonic Board deems relevant.

RISK FACTORS

The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained or incorporated by reference in this proxy statement/prospectus, you should carefully consider the material risks described below before deciding how to vote your shares of AVROBIO common stock. You should also read and consider the other information in this proxy statement/prospectus. Please see the section titled “Where You Can Find More Information” beginning on page 476 of this proxy statement/prospectus for further information.

Risks Related to the Merger

The exchange ratio will not change or otherwise be adjusted based on the market price of AVROBIO common stock as the exchange ratio depends on AVROBIO’s net cash at the closing and not the market price of AVROBIO common stock, so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed.

The Merger Agreement has set an exchange ratio for Tectonic capital stock being converted into AVROBIO’s common stock, and the exchange ratio is based on the outstanding capital stock of Tectonic and the outstanding common stock of AVROBIO, in each case immediately prior to the closing. Applying the exchange ratio formula in the Merger Agreement, and after giving further effect to the proposed private financings, AVROBIO securityholders as of immediately prior to the merger are expected to own approximately 22.3% of the outstanding shares of capital stock of the combined company, former Tectonic securityholders are expected to own approximately 39.8% of the outstanding shares of capital stock of the combined company, and purchasers of Tectonic common stock in the private financings are expected to represent approximately 38.0% of the outstanding shares of capital stock of the combined company, subject to certain assumptions. Under certain circumstances further described in the Merger Agreement, the ownership percentages may be adjusted up or down including, but not limited to, if AVROBIO’s net cash as of closing is lower than $64.5 million or greater than $65.5 million. AVROBIO management currently anticipates AVROBIO’s net cash as of closing will be approximately $65.0 million to $75.0 million and the currently estimated ownership percentages are based on an assumption of closing net cash of approximately $65.0 million. In the event AVROBIO’s net cash is below $65.0 million, the exchange ratio will be adjusted such that the number of shares issued to the pre-merger Tectonic securityholders will be increased, and AVROBIO stockholders will own a smaller percentage of the combined company following the merger.

Any changes in the market price of AVROBIO common stock before the completion of the merger will not affect the number of shares Tectonic stockholders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the merger, the market price of AVROBIO common stock increases from the market price on the date of the Merger Agreement, then Tectonic stockholders could receive merger consideration with substantially more value for their shares of Tectonic capital stock than the parties had negotiated when they established the exchange ratio. Similarly, if before the completion of the merger the market price of AVROBIO common stock declines from the market price on the date of the Merger Agreement, then Tectonic stockholders could receive merger consideration with substantially lower value. The Merger Agreement does not include a price-based termination right.

Failure to complete the merger may result in either AVROBIO or Tectonic paying a termination fee to the other party, and could harm the AVROBIO common stock price and future business and operations of each company.

If the merger is not completed, AVROBIO and Tectonic are subject to the following risks:

•

if the Merger Agreement is terminated under specified circumstances, AVROBIO could be required to pay Tectonic a termination fee of $2,712,500, and Tectonic could be required to pay AVROBIO a termination fee of $4,900,000;

•

if the Merger Agreement is terminated by AVROBIO or Tectonic due to AVROBIO stockholders voting on and failing to approve Proposal No. 1 and Proposal No. 2 at the special meeting (or any adjournment thereof), AVROBIO will be required to reimburse Tectonic for merger-related expenses up to $650,000. The expense reimbursement, to the extent paid, will be credited against any termination fee payable by AVROBIO in the transaction;

•	the price of AVROBIO common stock may decline and could fluctuate significantly; and

•	costs related to the merger, such as financial advisor, legal and accounting fees, a majority of which must be paid even if the merger is not completed.

If the Merger Agreement is terminated and the AVROBIO Board or Tectonic Board determines to seek another business combination, there can be no assurance that either AVROBIO or Tectonic will be able to find another third party to transact a business combination with, yielding comparable or greater benefits.

If the conditions to the merger are not satisfied or waived the merger may not occur.

Each of Proposal Nos. 1 and 2 is a condition to completion of the merger. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1 and 2. If the AVROBIO stockholders do not approve Proposal Nos. 1 and 2, failure to consummate the merger may harm AVROBIO and/or Tectonic. Even if the merger is approved by the Tectonic stockholders and Proposal Nos. 1 and 2 as described in this proxy statement/prospectus are approved by the AVROBIO stockholders, specified conditions must be satisfied or, to the extent permitted by applicable law, waived to complete the merger. These conditions are set forth in the Merger Agreement and each material condition to the completion of the merger is described in the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 256 of this proxy statement/prospectus. AVROBIO and Tectonic cannot assure you that all of the conditions to the consummation of the merger will be satisfied or waived. If the conditions are not satisfied or waived, the merger may not occur or the closing may be delayed. For example, the closing of the merger is conditioned upon the satisfaction or waiver of the receipt of cash proceeds not less than $114.5 million in connection with the consummation of the transactions contemplated by the private financings. As of the date of this proxy statement/prospectus, AVROBIO and Tectonic do not intend to waive this or any other condition. However, AVROBIO and Tectonic may ultimately determine, in their sole discretion, to waive such condition.

AVROBIO or Tectonic may waive one or more of the conditions to the merger without recirculation of this proxy statement/prospectus or resoliciting stockholder approval.

Conditions to AVROBIO’s and Tectonic’s obligations to complete the merger may be waived, in whole or in part, to the extent permitted by law, either unilaterally or by agreement of AVROBIO, Tectonic and Merger Sub. In the event of a waiver of a condition, the AVROBIO Board will evaluate the materiality of any such waiver to determine whether an amendment to this proxy statement/prospectus and resolicitation of stockholder approval is necessary.

In the event that the AVROBIO Board, in its own reasonable discretion, determines any such waiver does not require recirculation of this proxy statement/prospectus and resolicitation of its stockholders, it will have the discretion to complete the merger without seeking further stockholder approval, which decision may have a material adverse effect on AVROBIO’s stockholders. For example, if AVROBIO and Tectonic agree to waive the requirement that the shares of AVROBIO common stock to be issued in the merger have been approved for listing (subject to official notice of issuance) on Nasdaq as of the closing, and their respective boards of directors elect to proceed with the closing, Nasdaq may notify the combined company of its determination to delist the combined company’s securities based on the failure to satisfy the initial inclusion criteria in the Nasdaq application. The combined company may appeal the determination to a hearings panel, which would stay the delisting action pending a panel decision. If the combined company does not appeal the determination, its common stock would be delisted. Additionally, the closing of the merger is conditioned upon the satisfaction or waiver of the receipt of cash proceeds not less than $114.5 million in connection with the consummation of the transactions contemplated by the private financings. While, as of the date of this proxy statement/prospectus, AVROBIO and Tectonic do not intend to waive this or any other condition, AVROBIO and Tectonic may ultimately determine, in their sole discretion, to waive such condition. Given that, at the time that AVROBIO stockholders are expected to vote at the special meeting, it will not be known whether the private financings will close in a timely manner or at all, it is possible that AVROBIO and Tectonic may determine to consummate the merger despite not receiving at least $114.5 million in cash proceeds from the private financings. In the event the merger closes without receipt of the $114.5 million from the private financings, the combined company would not have the same liquidity at closing as it would have had if the condition was satisfied. Without taking into account any portion of the proceeds from the private financings, AVROBIO’s estimated cash at closing of $65.0 million to $75.0 million will permit the combined company to continue its operations, but its ability to fund its operating expenses and capital expenditure requirements into mid-2027 would be adversely affected. If the Company does not receive any portion of the $114.5 million proceeds from the private financings, the combined company would have to raise significant additional capital by issuing equity securities or through additional debt or licensing arrangements, which may cause significant dilution to the combined company’s stockholders or restrict the combined company’s operations.

For more information about the conditions to the completion of the merger, see the section titled “The Merger Agreement—Conditions to the Completion of the Merger.” For more information about the potential consequences of consummating the merger without receiving the minimum $114.5 million in cash proceeds from the private financings, see the section titled “Risk Factors—Risks Related to the Merger—If AVROBIO and Tectonic complete the merger, the combined company will need to raise additional capital by issuing equity securities or additional debt or through licensing arrangements, which may cause significant dilution to the combined company’s stockholders or restrict the combined company’s operations” on page 38 of this proxy statement/prospectus. For more information about the potential consequences of a failure to comply with the initial listing standards of Nasdaq, see the section titled “Risk Factors—Risks Related to the Combined Company—Upon completion of the merger, failure by the combined company to comply with the initial listing standards of Nasdaq will prevent its stock from being listed on Nasdaq” on page 163 of this proxy statement/prospectus.

The merger may be completed even though a material adverse effect may result from the announcement of the merger, industry-wide changes or other causes.

In general, neither AVROBIO nor Tectonic is obligated to complete the merger if there is a material adverse effect affecting the other party between January 30, 2024 (the date of the Merger Agreement), and the closing. However, certain types of causes are excluded from the concept of a “material adverse effect.” Such exclusions include but are not limited to changes in general economic or political conditions, industry wide changes, changes resulting from the announcement of the merger, natural disasters, pandemics (including the coronavirus (“COVID-19”) pandemic), other force majeure events, acts or threat of terrorism or war and changes in GAAP. Therefore, if any of these events were to occur and adversely affect AVROBIO or Tectonic, the other party would still be obliged to consummate the closing notwithstanding such material adverse effect. If any such adverse effects occur and AVROBIO and Tectonic consummate the closing, the stock price of the combined company may suffer. This in turn may reduce the value of the merger to the AVROBIO stockholders, Tectonic stockholders or both. For a more complete discussion of what constitutes a material adverse effect on AVROBIO or Tectonic, please see the section titled “The Merger Agreement—Representations and Warranties” beginning on page 246 of this proxy statement/prospectus.

If AVROBIO and Tectonic complete the merger, the combined company will need to raise additional capital by issuing equity securities or additional debt or through licensing arrangements, which may cause significant dilution to the combined company’s stockholders or restrict the combined company’s operations.

On January 30, 2024, Tectonic entered into the Subscription Agreement with certain investors named therein, pursuant to which such investors agreed to purchase shares of Tectonic common stock, at a purchase price currently estimated at approximately $96.6 million in the aggregate, for an aggregate purchase price among the transactions contemplated by the Subscription Agreement and the Company SAFEs of approximately $130.7 million. The closings of the private financings are conditioned upon the satisfaction or waiver of the conditions to the closing as well as certain other conditions. The closing of the merger is conditioned upon the satisfaction or waiver of the receipt of cash proceeds not less than $114.5 million in connection with the consummation of the transactions contemplated by the private financings. While, as of the date of this proxy statement/prospectus, AVROBIO and Tectonic do not intend to waive this or any other condition, there can be no assurance that AVROBIO and Tectonic will ultimately determine, in their sole discretion, not to waive such condition or that the private financings will close in a timely manner or at all. If such condition is waived, the private financings fail to close at all or less than $114.5 million in cash proceeds is received from the private financings, the combined company may need to seek alternative financing. In such scenario, the combined company’s cash runway would be shortened such that the combined company will need to raise significant capital following the closing of the merger. Additionally, the shares of AVROBIO common stock issuable upon the exchange at closing of the private financing will result in dilution to all securityholders of the combined company (i.e., both the pre-merger AVROBIO securityholders and former Tectonic securityholders). For a more complete description of the private financings, please see the section titled “Agreements Related to the Merger—Subscription Agreement” beginning on page 264 of this proxy statement/prospectus.

Additional financing may not be available to the combined company when it is needed or may not be available on favorable terms. To the extent that the combined company raises additional capital by issuing equity securities, such financing will cause additional dilution to all securityholders of the combined company, including AVROBIO’s pre-merger securityholders and Tectonic’s former securityholders. It is also possible that the terms of any new equity securities may have preferences over the combined company’s common stock. Any debt financing the combined company enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the combined company’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if the combined company raises additional funds through licensing arrangements, it may be necessary to grant licenses on terms that are not favorable to the combined company.

Some AVROBIO and Tectonic directors and executive officers have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests.

Directors and executive officers of AVROBIO and Tectonic may have interests in the merger that are different from, or in addition to, the interests of other AVROBIO stockholders generally. These interests with respect to AVROBIO’s directors and executive officers may include, among others: acceleration or vesting of certain AVROBIO stock options or AVROBIO RSUs, retention bonus payments, extension of exercisability periods of previously issued AVROBIO stock option grants, severance payments if employment is terminated in a qualifying termination in connection with the merger and rights to continued indemnification, expense advancement and insurance coverage. One member of the AVROBIO Board will continue as a director of the combined company after the effective time, and, following the closing, will be eligible to be compensated as a non-employee director of the combined company. All of AVROBIO’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement. These interests, among others, may influence the officers and directors of AVROBIO and cause them to view the merger differently from how AVROBIO stockholders generally may view it.

Tectonic’s directors and executive officers may also have interests in the merger that are different from, or in addition to, the interests of other AVROBIO stockholders generally. Such interests may include, among others, certain of Tectonic’s directors and executive officers have options, subject to vesting, to purchase shares of Tectonic common stock which, after the effective time, will be converted into and become options to purchase shares of the common stock of the combined company, Tectonic’s executive officers are expected to continue as executive officers of the combined company after the effective time and all of Tectonic’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.

Current members of the Tectonic Board may continue as directors of the combined company after the effective time, and, following the closing, will be eligible to be compensated as non-employee directors of the combined company pursuant to the combined company’s non-employee director compensation policy.

The AVROBIO Board and Tectonic Board were aware of and considered those interests, among other matters, in reaching their decisions to approve and adopt the Merger Agreement, approve the merger, and recommend the approval of the Merger Agreement to AVROBIO and Tectonic stockholders. These interests, among other factors, may have influenced the directors and executive officers of AVROBIO and Tectonic to support or approve the merger.

For more information regarding the interests of AVROBIO and Tectonic directors and executive officers in the merger, please see the sections titled “The Merger—Interests of AVROBIO’s Directors and Executive Officers in the Merger” beginning on page 221 and “The Merger—Interests of Tectonic’s Directors and Executive Officers in the Merger” beginning on page 227 of this proxy statement/prospectus.

AVROBIO stockholders and Tectonic stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger, including the issuance of Tectonic common stock in the private financings.

If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the merger, AVROBIO stockholders and Tectonic stockholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the merger.

If the merger is not completed, AVROBIO’s stock price may decline significantly.

The market price of AVROBIO common stock is subject to significant fluctuations. Market prices for securities of pharmaceutical, biotechnology and other life science companies have historically been particularly volatile. In addition, the market price of AVROBIO common stock will likely be volatile based on whether stockholders and other investors believe that AVROBIO can complete the merger or otherwise raise additional capital to support AVROBIO’s operations if the merger is not consummated and another strategic transaction cannot be identified, negotiated and consummated in a timely manner, if at all. The volatility of the market price of AVROBIO common stock has been and is expected to continue to be exacerbated by low trading volume. Additional factors that may cause the market price of AVROBIO common stock to fluctuate include:

•	the entry into, or termination of, key agreements, including strategic licensing or commercial partner agreements;

•	announcements by partners or competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;

•	the loss of key employees;

•	future sales of its common stock;

•	general and industry-specific economic conditions that may affect its research and development expenditures;

•	the failure to meet industry analyst expectations; and

•	period-to-period fluctuations in financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of AVROBIO common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies.

AVROBIO and Tectonic securityholders will generally have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the completion of the merger as compared to their current ownership and voting interests in the respective companies.

After the completion of the merger, the current AVROBIO stockholders and Tectonic stockholders will generally own a smaller percentage of the combined company than their ownership of their respective companies prior to the merger. Following the merger and after giving further effect to the proposed private financings, AVROBIO securityholders as of immediately prior to the merger are expected to own approximately 22.3% of the outstanding shares of capital stock of the combined company, former Tectonic securityholders are expected to own approximately 39.8% of the outstanding shares of capital stock of the combined company, and purchasers of Tectonic common stock in the private financings are expected to represent approximately 38.0% of the outstanding shares of capital stock of the combined company, subject to certain assumptions. Under certain circumstances further described in the Merger Agreement, the ownership percentages may be adjusted up or down including, but not limited to, if AVROBIO’s net cash as of closing is lower than $64.5 million or greater than $65.5 million. AVROBIO management currently anticipates AVROBIO’s net cash as of closing will be approximately $65.0 million to $75.0 million and the currently estimated ownership percentages are based on an assumption of AVROBIO’s net cash of approximately $65.0 million at closing.

The Chief Executive Officer of Tectonic will serve as the Chief Executive Officer of the combined company following the completion of the merger. In addition, the board of directors of the combined company will initially include one member of the AVROBIO Board. Consequently, former securityholders of AVROBIO will not be able to exercise the same influence over the management and policies of the combined company following the closing of the merger than they currently exercise over the management and policies of AVROBIO.

The Merger Agreement contains provisions that limit AVROBIO’s and Tectonic’s ability to pursue alternatives to the merger, could discourage a potential competing acquiror of AVROBIO or Tectonic from making an alternative transaction proposal and, in specified circumstances, could require AVROBIO or Tectonic to pay a termination fee, which could significantly harm the market price of AVROBIO’s common stock and negatively affect the financial condition, future business and operations of each company.

Covenants in the Merger Agreement impede the ability of AVROBIO and Tectonic to make acquisitions during the pendency of the merger, subject to specified exceptions. As a result, if the merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, seeking, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or taking any action that could reasonably be expected to lead to certain transactions involving a third party, including a merger, sale of assets or other business combination, subject to specified exceptions. Any such transactions could be favorable to such party’s stockholders, but the parties may be unable to pursue them.

If the merger is not completed and the Merger Agreement is terminated under certain circumstances, AVROBIO may be required to pay Tectonic a termination fee of $2,712,500, or Tectonic may be required to pay AVROBIO a termination fee of $4,900,000. Additionally, if the Merger Agreement is terminated by AVROBIO or Tectonic due to AVROBIO stockholders voting on and failing to approve Proposal No. 1 and Proposal No. 2 at the special meeting (or any adjournment thereof), AVROBIO will be required to reimburse Tectonic for merger-related expenses up to $650,000. The expense reimbursement, to the extent paid, will be credited against any termination fee payable by AVROBIO in the transaction. Even if a termination fee is not payable in connection with a termination of the Merger Agreement, each of AVROBIO and Tectonic will have incurred significant fees and expenses, which must be paid whether or not the merger is completed. Further, if the proposed merger is not completed, it could significantly harm the market price of AVROBIO common stock.

In addition, if the Merger Agreement is terminated and AVROBIO or Tectonic determines to seek another business combination, there can be no assurance that either AVROBIO or Tectonic will be able to find a partner and close an alternative transaction on terms that are as favorable or more favorable than the terms set forth in the Merger Agreement.

For more information, please see the section titled “The Merger Agreement—Non-Solicitation” beginning on page 250 of this proxy statement/prospectus.

Because the lack of a public market for Tectonic common stock makes it difficult to evaluate the fair market value of Tectonic’s capital stock, the value of the AVROBIO common stock to be issued to Tectonic stockholders may be more or less than the fair market value of Tectonic common stock.

The outstanding capital stock of Tectonic is privately held and is not traded in any public market. The lack of a public market makes it difficult to determine the fair market value of Tectonic’s capital stock. Because the percentage of AVROBIO equity to be issued to Tectonic stockholders was determined based on negotiations between the parties, it is possible that the value of the AVROBIO common stock to be issued to Tectonic stockholders will be more or less than the fair market value of Tectonic’s capital stock.

If the merger does not qualify as a reorganization under the Code, U.S. Holders of Tectonic common stock may be taxed on the full amount of the consideration received in the merger.

As discussed more fully under the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 231 of this proxy statement/prospectus, the merger is intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the merger so qualifies, no gain will be recognized by U.S. Holders of Tectonic common stock who receive only AVROBIO common stock in the merger. It is not, however, a condition to Tectonic’s obligation or AVROBIO’s obligation to complete the transactions that the merger so qualifies. None of the parties to the Merger Agreement have sought or intend to seek any ruling from the IRS regarding the qualification of the merger as a reorganization within the meaning of Section 368(a) of the Code. If the merger does not qualify for the U.S. federal income tax treatment described herein, U.S. Holders of Tectonic common stock may be taxed on any gain realized up to the full fair market value of any AVROBIO common stock received in the merger.

The tax treatment of the CVRs is subject to substantial uncertainty.

There is substantial uncertainty as to the U.S. federal income tax treatment of the CVRs and payments (if any) thereon. There is no legal authority addressing the U.S. federal income tax treatment of the receipt of, holding of, or payments under, the CVRs, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position that could result in adverse U.S. federal income tax consequences to holders of the CVRs.

For example, as discussed in the section titled “Agreements Related to the Merger—CVR Agreement—Material U.S. Federal Income Tax Consequences of the CVRs to Holders of AVROBIO Common Stock” beginning on page 268 of this proxy statement/prospectus, AVROBIO does not intend to report the issuance of the CVRs as a current distribution of property with respect to its stock, but it is possible that the IRS could assert that AVROBIO stockholders are treated as having received a distribution of property equal to the fair market value of the CVRs on the date the CVRs are distributed, which could be taxable to AVROBIO stockholders without the corresponding receipt of cash. In addition, it is possible that the IRS or a court could determine that the issuance of the CVRs (and/or any payments thereon) and the reverse stock split constitute a single “recapitalization” for U.S. federal income tax purposes with the CVRs constituting taxable “boot” received in such recapitalization exchange. In such case, the tax consequences of the CVRs and the reverse stock split would differ from those described in this proxy statement/prospectus, including with respect to the timing and character of income.

Risks Related to the Proposed Reverse Stock Split

The reverse stock split may not increase the combined company’s stock price over the short- or long-term, which may further impact the combined company’s ability to obtain or maintain listing on Nasdaq.

The principal purposes of the reverse stock split are to (i) increase the per-share market price of AVROBIO common stock above the Nasdaq minimum bid price requirement so that the listing of AVROBIO and the shares of AVROBIO common stock being issued in the merger on Nasdaq will be approved and (ii) increase the number of authorized and unissued shares available for future issuance in connection with the merger. It cannot be assured, however, that the reverse stock split will accomplish any increase in the per-share market price of AVROBIO common stock for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of common stock will proportionally increase the market price of AVROBIO common stock, it cannot be assured that the reverse stock split will increase the market price of its common stock by a multiple of the reverse stock split ratio mutually agreed by AVROBIO and Tectonic, or result in any permanent or sustained increase in the market price of AVROBIO common stock, which is dependent upon many factors, including AVROBIO’s business and financial performance, general market conditions and prospects for future success. Thus, while the stock price of AVROBIO common stock might meet the listing requirements for Nasdaq initially after the reverse stock split, it cannot be assured that it will continue to do so. For more information about the potential consequences of the combined company failing to comply with the listing standards of Nasdaq, see the section titled “Risk Factors—Risks Related to the Combined Company—Upon completion of the merger, failure by the combined company to comply with the initial listing standards or continued listing standards of Nasdaq will prevent its stock from being listed on Nasdaq or may result in delisting from Nasdaq” on page 163 of this proxy statement/prospectus.

The AVROBIO Board determined that the minimum size of the reverse stock split, within the range of ratios approved by the AVROBIO Board, that is necessary to maintain AVROBIO’s Nasdaq listing and to accommodate the additional shares of AVROBIO common stock required to be issued in the transaction is 1:3. The AVROBIO Board intends to take into account various factors prevailing at the time of determination in order to determine the final ratio for the reverse stock split, including the resulting trading price that the AVROBIO Board determines in good faith would be in the best interests of AVROBIO and all of its stockholders. The AVROBIO Board has not determined to necessarily use the minimum ratio required for the transaction.

The reverse stock split may decrease the liquidity of the combined company’s common stock.

Although the AVROBIO Board believes that the anticipated increase in the market price of the combined company’s common stock resulting from the proposed reverse stock split could encourage interest in its common stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the reverse stock split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for the combined company’s common stock. In addition, the reverse stock split may not result in an increase in the combined company’s stock price necessary to satisfy Nasdaq’s initial listing requirements for the combined company.

The reverse stock split may lead to a decrease in the combined company’s overall market capitalization.

Should the market price of the combined company’s common stock decline after the reverse stock split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the reverse stock split. A reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in the combined company’s overall market capitalization. If the per share market price does not increase in proportion to the reverse stock split ratio, then the value of the combined company, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of the combined company’s common stock will remain the same after the reverse stock split is effected, or that the reverse stock split will not have an adverse effect on the combined company’s stock price due to the reduced number of shares outstanding after the reverse stock split.

Risks Related to AVROBIO’s Strategic Alternative Process and Potential Strategic Transaction

Failure to complete, or delays in completing, the proposed merger with Tectonic could materially and adversely affect AVROBIO’s results of operations, business, financial results and/or stock price.

In July 2023, AVROBIO announced that it was undertaking a comprehensive exploration of strategic alternatives focused on maximizing stockholder value, which may include, but are not limited to, an acquisition, a merger, business combination or divestiture. After a comprehensive review of strategic alternatives, including identifying and reviewing potential candidates for the merger, on January 30, 2024, AVROBIO entered into the Merger Agreement with Tectonic and Merger Sub, pursuant to which, subject to the satisfaction or waiver of the conditions therein, Merger Sub will merge with and into Tectonic, with Tectonic continuing as the surviving company and a wholly-owned subsidiary of AVROBIO. The closing is subject to approval by the AVROBIO stockholders and Tectonic stockholders as well as other customary closing conditions, including the effectiveness of a registration statement filed with the SEC in connection with the transaction. If the merger is completed, the business of Tectonic will continue as the business of the combined company. Any failure to satisfy a required condition to closing may prevent, delay or otherwise materially and adversely affect the completion of the transaction, which could materially and adversely affect AVROBIO’s results of operations, business, financial results and/or stock price. AVROBIO cannot predict with certainty whether or when any of the required closing conditions will be satisfied or if another uncertainty may arise and cannot assure you that the proposed merger will be successfully consummated or that AVROBIO will be able to successfully consummate the proposed merger as currently contemplated under the Merger Agreement or at all.

AVROBIO’s efforts to complete the merger could cause substantial disruptions in, and create uncertainty surrounding, AVROBIO’s business, which may materially adversely affect AVROBIO’s results of operations and AVROBIO’s business. Uncertainty as to whether the merger will be completed may affect AVROBIO’s ability to recruit prospective employees or to retain and motivate existing employees. Employee retention may be particularly challenging while the transaction is pending because employees may experience uncertainty about their roles following the transaction. A substantial amount of AVROBIO’s management’s and employees’ attention is being directed toward the completion of the transaction and thus is being diverted from AVROBIO’s day-to-day operations. Uncertainty as to AVROBIO’s future could adversely affect AVROBIO’s business and AVROBIO’s relationship with collaborators, suppliers, vendors, regulators and other business partners. For example, vendors, collaborators and other counterparties may defer decisions about working with AVROBIO or seek to change existing business relationships with AVROBIO. Changes to, or termination of, existing business relationships could adversely affect AVROBIO’s results of operations and financial condition, as well as the market price of AVROBIO’s common stock. The adverse effects of the pendency of the transaction could be exacerbated by any delays in completion of the transaction or termination of the Merger Agreement.

Risks related to the failure to consummate, or delay in consummating, the proposed merger with Tectonic include, but are not limited to, the following:

•	AVROBIO may not realize any or all of the potential benefits of the merger, which could have a negative effect on AVROBIO’s results of operations, business or stock price;

•	under some circumstances, AVROBIO may be required to pay a termination fee to Tectonic of $2,712,500;

•	if the Merger Agreement is terminated by AVROBIO or Tectonic due to AVROBIO stockholders voting on and failing to approve Proposal No. 1 and Proposal No. 2 at the special meeting (or any adjournment thereof), AVROBIO will be required to reimburse Tectonic for merger-related expenses up to $650,000. The expense reimbursement, to the extent paid, will be credited against any termination fee payable by AVROBIO in the transaction;

•	AVROBIO would remain liable for significant transaction costs, including legal, accounting, financial advisory and other costs relating to the merger regardless of whether the merger is consummated;

•	the trading price of AVROBIO common stock may decline to the extent that the current market price for AVROBIO common stock reflects a market assumption that the merger will be completed;

•

the attention of AVROBIO’s management and employees may have been diverted to the merger rather than to AVROBIO’s operations and the pursuit of other opportunities that could have been beneficial to AVROBIO;

•	AVROBIO could be subject to litigation related to any failure to complete the merger;

•

AVROBIO could potentially lose key personnel during the pendency of the merger as employees and other service providers may experience uncertainty about their future roles with AVROBIO following completion of the merger; and

•

under the Merger Agreement, AVROBIO is subject to certain customary restrictions on the conduct of AVROBIO’s business prior to completing the merger, which restrictions could adversely affect AVROBIO’s ability to conduct AVROBIO’s business as AVROBIO otherwise would have done if AVROBIO was not subject to these restrictions.

The occurrence of any of these events individually or in combination could materially and adversely affect AVROBIO’s results of operations, business, and AVROBIO’s stock price.

AVROBIO cannot be sure if or when the merger will be completed.

The consummation of the merger is subject to the satisfaction or waiver of various conditions, including the authorization of the merger by AVROBIO stockholders and Tectonic stockholders. AVROBIO cannot guarantee that the closing conditions set forth in the Merger Agreement will be satisfied. If AVROBIO is unable to satisfy certain closing conditions or if other mutual closing conditions are not satisfied, Tectonic will not be obligated to complete the merger. Under certain circumstances, AVROBIO would be required to pay Tectonic a termination fee of $2,712,500. Additionally, if the Merger Agreement is terminated by AVROBIO or Tectonic due to AVROBIO stockholders voting on and failing to approve Proposal No. 1 and Proposal No. 2 at the special meeting (or any adjournment thereof), AVROBIO will be required to reimburse Tectonic for merger-related expenses up to $650,000. The expense reimbursement, to the extent paid, will be credited against any termination fee payable by AVROBIO in the transaction. Even if a termination fee is not payable in connection with a termination of the Merger Agreement, AVROBIO will have incurred significant fees and expenses, which must be paid whether or not the merger is completed.

If the merger is not completed, the AVROBIO Board, in discharging its fiduciary obligations to AVROBIO stockholders, would evaluate other strategic alternatives or financing options that may be available, which alternatives may not be as favorable to AVROBIO stockholders as the merger, including a liquidation and dissolution. Any future sale or merger, financing or other transaction, including a liquidation or dissolution, may be subject to further stockholder approval. AVROBIO may also be unable to find, evaluate or complete other strategic alternatives, which may have a materially adverse effect on AVROBIO’s business.

Until the merger is completed, the Merger Agreement restricts Tectonic and AVROBIO from taking specified actions without the consent of the other party, and requires AVROBIO to operate in the ordinary course of business consistent with past practice. These restrictions may prevent Tectonic and AVROBIO from making appropriate changes to AVROBIO respective businesses or pursuing attractive business opportunities that may arise prior to the completion of the merger. Further, if AVROBIO’s net cash at closing is lower than anticipated, either because expenses exceed current estimates or due to delays prior to closing, then the pre-merger AVROBIO stockholders will own less of the combined company pursuant to the exchange ratio adjustment set forth in the Merger Agreement.

Any delay in completing the proposed merger may materially and adversely affect the timing and benefits that are expected to be achieved from the proposed merger.

Lawsuits may be filed against AVROBIO and the members of the AVROBIO Board arising out of the proposed merger, which may delay or prevent the proposed merger.

Putative stockholder complaints, including stockholder class action complaints, and other complaints may be filed against AVROBIO, the AVROBIO Board, Tectonic, the Tectonic Board and others in connection with the transactions contemplated by the Merger Agreement. The outcome of litigation is uncertain, and AVROBIO may not be successful in defending against any such future claims. Lawsuits that may be filed against AVROBIO, the AVROBIO Board, Tectonic or the Tectonic Board could delay or prevent the merger, divert the attention of AVROBIO’s management and employees from AVROBIO’s day-to-day business and otherwise adversely affect AVROBIO’s financial condition. Litigation may also impact AVROBIO’s ability to consummate a potential strategic transaction or the ultimate value its stockholders receive in any such transaction.

In connection with the proposed merger, one action has been filed in the United States District Court for the Southern District of New York captioned Garofalo v. Avrobio, Inc. et al., 24-cv-1493 (filed February 27, 2024). The foregoing complaint is referred to as the “Merger Action.”

The Merger Action alleges that the Form S-4 registration statement filed by AVROBIO on February 14, 2024 in connection the merger misrepresents and/or omits certain purportedly material information in connection with the merger, potential conflicts of interest of AVROBIO’s officers and directors, and the events that led to the signing of the Merger Agreement. The Merger Action asserts violations of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder against all defendants (AVROBIO and the AVROBIO Board) and violations of Section 20(a) of the Exchange Act against AVROBIO’s directors. The Merger Action seeks, among other things, an injunction enjoining the consummation of the merger, costs of the action, including plaintiff’s attorneys’ fees and experts’ fees and other relief the court may deem just and proper.

Also in connection with the Merger Agreement, AVROBIO has received demand letters from four purported AVROBIO stockholders demanding that AVROBIO disclose certain additional information relating to the merger (the “Demands”).

AVROBIO cannot predict the outcome of the Merger Action or the Demands. AVROBIO believes that the allegations and claims asserted in the Merger Action and the Demands are without merit and intends to defend against them vigorously. Additional lawsuits and demand letters arising out of the merger may also be filed or received in the future, though AVROBIO will not provide additional disclosures unless those new complaints or letters contain material differences from those received to date.

AVROBIO stockholders potentially may not receive any payment on the CVRs and the CVRs may otherwise expire valueless.

The Merger Agreement contemplates that, at or prior to the effective time, AVROBIO, the holders’ representative and a rights agent will execute and deliver the CVR Agreement, pursuant to which AVROBIO stockholders of record as of immediately prior to the effective time (including holders of shares of AVROBIO common stock issued upon settlement of the AVROBIO RSUs) will receive one non-transferable CVR for each outstanding share of AVROBIO common stock held by such stockholder on such date, subject to and in accordance with the terms and conditions of the CVR Agreement. Pursuant to the CVR Agreement, each CVR holder is entitled to certain rights to receive a pro rata portion of 80% of the net proceeds (as defined in the CVR Agreement), if any, received by AVROBIO as a result of an AVROBIO disposition (including a license) of AVROBIO’s pre-closing assets after the effective date and prior to the 18-month anniversary of the closing, received within a 10-year period following the closing; provided that no contingent payment will be payable to any holder of the CVRs until such time as the then-outstanding and undistributed proceeds exceeds $350,000 in the aggregate. Such proceeds are subject to certain permitted deductions, including for applicable tax payments, certain expenses incurred by AVROBIO or its affiliates, losses incurred or reasonably expected to be incurred by AVROBIO or its subsidiaries due to a third party proceeding in connection with a disposition and certain wind-down costs. The contingent payments under the CVR Agreement, if they become payable, will become payable to the rights agent for subsequent distribution to the holders of the CVRs. In the event that no proceeds are received, holders of the CVRs will not receive any payment pursuant to the CVR Agreement. There can be no assurance that any holders of CVRs will receive payments with respect thereto.

The CVR Agreement provides that AVROBIO will use commercially reasonable efforts (as defined in the CVR Agreement) during the 18-month period following the closing to effect dispositions of AVROBIO’s pre-closing assets to a third party that has delivered inbound interest (as defined in the CVR Agreement) with respect to such assets. As a result, AVROBIO will have no obligations to affirmatively sell or market such assets, in the absence of such inbound interest. For a more detailed description of the CVRs and the CVR Agreement, see “Agreements Related to the Merger—CVR Agreement” beginning on page 266 of this proxy statement/prospectus.

AVROBIO may not be able to achieve successful results from the disposition of such assets as described above. If this is not achieved for any reason within the time periods specified in the CVR Agreement, no payments will be made under the CVRs, and the CVRs will expire valueless.

If AVROBIO does not successfully consummate the merger or another strategic transaction, the AVROBIO Board may decide to pursue a dissolution and liquidation of AVROBIO. In such an event, the amount of cash available for distribution to AVROBIO stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities, as to which AVROBIO can give you no assurance.

There can be no assurance that the merger will be completed. If the merger is not completed, the AVROBIO Board may decide to pursue a dissolution and liquidation of AVROBIO. In such an event, the amount of cash available for distribution to AVROBIO stockholders will depend heavily on the timing of such decision and, ultimately, such liquidation, since the amount of cash available for distribution continues to decrease as AVROBIO funds its operations while pursuing the merger. In addition, if the AVROBIO Board were to approve and recommend, and AVROBIO stockholders were to approve, a dissolution and liquidation of the company, AVROBIO would be required under Delaware corporate law to pay AVROBIO’s outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to stockholders. AVROBIO’s commitments and contingent liabilities may include obligations under AVROBIO’s employment and related agreements with certain employees that provide for severance and other payments following a termination of employment occurring for various reasons, including a change in control of the company, litigation against AVROBIO, and other various claims and legal actions arising in the ordinary course of business, and other unexpected and/or contingent liabilities. As a result of this requirement, a portion of AVROBIO’s assets would need to be reserved pending the resolution of such obligations.

In addition, AVROBIO may be subject to litigation or other claims related to a dissolution and liquidation of AVROBIO. If a dissolution and liquidation were to be pursued, the AVROBIO Board, in consultation with AVROBIO’s advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of AVROBIO common stock could lose all or a significant portion of their investment in the event of liquidation, dissolution or winding up of the company. A liquidation would be a lengthy and uncertain process with no assurance of any value ever being returned to AVROBIO stockholders.

AVROBIO is substantially dependent on AVROBIO’s remaining employees to facilitate the consummation of the merger.

AVROBIO’s ability to consummate a strategic transaction depends upon its ability to retain its employees required to consummate such a transaction, the loss of whose services may adversely impact the ability to consummate such transaction. In January 2022, and then between July 2023 and February 2024, AVROBIO implemented reductions in force that significantly reduced its workforce in order to conserve its capital resources. As of March 15, 2024, AVROBIO had only 13 full-time employees. AVROBIO’s ability to successfully complete the merger depends in large part on AVROBIO’s ability to retain certain remaining personnel. Despite AVROBIO’s efforts to retain these employees, one or more may terminate their employment with AVROBIO on short notice. AVROBIO’s cash conservation activities may yield other unintended consequences, such as attrition beyond its planned reduction in workforce and reduced employee morale, which may cause remaining employees to seek alternative employment. The loss of the services of certain employees could potentially harm AVROBIO’s ability to consummate the merger, to run AVROBIO’s day-to-day business operations and to fulfill AVROBIO’s reporting obligations as a public company.

Risks Related to AVROBIO

Risks Related to AVROBIO’s Financial Position and Need for Additional Capital in Event the Merger is Not Consummated

AVROBIO has incurred net losses since inception, expects to incur net losses for the foreseeable future and may never achieve or maintain profitability.

Since inception, except for the year ended December 31, 2023, AVROBIO has incurred annual net losses. AVROBIO incurred net income (loss) of $12.2 million and $(105.9) million for the years ended December 31, 2023 and 2022, respectively. AVROBIO historically financed AVROBIO’s operations primarily through private placements of AVROBIO preferred stock and, more recently, AVROBIO’s initial public offering (“IPO”) and follow-on public offerings of AVROBIO common stock, as well as sales of AVROBIO common stock under AVROBIO’s “at-the-market” facility (the “ATM facility”). Although AVROBIO had established its ATM facility, as of the filing date of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, AVROBIO had not made any sales under its ATM facility, and AVROBIO will not make sales under its ATM facility unless and until a new shelf registration statement on Form S-3 is filed and declared effective. In addition, on November 2, 2021, AVROBIO entered into the Loan and Security Agreement (the “Term Loan Agreement”), by and among AVROBIO, the lenders party thereto from time to time and Silicon Valley Bank or its successor, Silicon Valley Bank, a division of First-Citizens Bank & Trust company (“SVB”). In May 2023, AVROBIO announced that it had entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Novartis Pharma AG and Novartis Pharmaceuticals Corporation (collectively “Novartis”), providing for the sale of AVROBIO’s cystinosis gene therapy program (designated AVR-RD-04) and all other assets of AVROBIO specifically related to this program for an aggregate cash payment of $87.5 million upon closing of the transaction. In June 2023, AVROBIO announced the closing of this transaction, as well as the pay-off of all outstanding amounts due and owed, including principal, interest and other charges, under the Term Loan Agreement and the termination thereof.

AVROBIO has devoted substantially all of AVROBIO’s efforts to research and development, including clinical and preclinical development of AVROBIO’s product candidates, as well as assembling AVROBIO’s team. In July 2023, AVROBIO announced the decision to halt further development of AVROBIO’s programs and to conduct a comprehensive exploration of strategic alternatives, and as such, AVROBIO’s research and development expenses have decreased. Should AVROBIO resume development of AVROBIO’s product candidates, AVROBIO expects that research and development costs would increase significantly, that it would be several years, if ever, before AVROBIO commercializes any product candidates, and that AVROBIO would continue to incur significant expenses and increasing operating losses for the foreseeable future thereafter.

AVROBIO also anticipates that its expenses would increase substantially should AVROBIO resume development of AVROBIO’s product candidates and if, and as, AVROBIO:

•	resumes clinical enrollment activities, particularly if and as AVROBIO commences and continues clinical-stage activities for AVROBIO’s product candidates;

•	initiates additional clinical trials and preclinical studies for AVROBIO’s product candidates, if any;

•	experiences delays or interruptions in preclinical studies, clinical trials, or AVROBIO’s supply chain due to the COVID-19 pandemic;

•	seeks to identify and develop or in-license additional product candidates;

•	seeks marketing approvals for AVROBIO’s product candidates that successfully complete clinical trials, if any;

•	establishes a sales, marketing and distribution infrastructure to commercialize any product candidates for which AVROBIO may obtain marketing approval;

•	continues AVROBIO’s implementation of AVROBIO’s plato® platform as AVROBIO seeks to industrialize its HSC gene therapy approach into a robust, scalable and, if approved, commercially viable process;

•	hires and retains additional personnel, such as clinical, quality control, regulatory and scientific personnel;

•

expands AVROBIO’s office space, infrastructure and facilities as needed to accommodate AVROBIO’s employee base, including adding equipment and physical infrastructure to support AVROBIO’s research and development; and

•	continues to incur additional public company-related costs.

AVROBIO expects to continue to incur costs and expenditures in connection with AVROBIO’s strategic alternatives process. Should AVROBIO resume development of its product candidates, to become and remain profitable, it must successfully develop and eventually commercialize product candidates with significant market potential and acceptance. This will require AVROBIO to be successful in a range of challenging activities, and its expenses will increase substantially as AVROBIO seeks to resume, initiate, conduct and complete preclinical and clinical trials of AVROBIO’s product candidates, and manufacture, market and sell these or any future product candidates for which AVROBIO may obtain marketing approval, if any, and satisfy any post-marketing requirements. Should AVROBIO resume development of its product candidates, AVROBIO may never succeed in any or all of these activities and, even if AVROBIO does, AVROBIO may never generate revenues that are significant or large enough to achieve profitability. If AVROBIO does achieve profitability, AVROBIO may not be able to sustain or increase profitability on a quarterly or annual basis. AVROBIO’s failure to become and remain profitable would decrease the value of AVROBIO and could impair their ability to raise capital, maintain their research and development efforts, expand their business or continue operations. A decline in the value of AVROBIO also could cause you to lose all or part of your investment.

In July 2023, AVROBIO announced that it was undertaking a comprehensive exploration of strategic alternatives focused on maximizing stockholder value, and in January 2024, AVROBIO announced its proposed merger with Tectonic. There can be no assurance that the proposed merger with Tectonic, or any other course of action, business arrangement or transaction, or series of transactions, will be pursued, successfully consummated or lead to increased stockholder value. Further, if AVROBIO does not obtain additional funding and/or if a strategic transaction is not completed and are unable to continue as a going concern, AVROBIO may have to liquidate its assets and the values AVROBIO receives for the assets in liquidation or dissolution could be significantly lower than the values reflected in AVROBIO’s consolidated financial statements.

AVROBIO has never generated revenue from product sales and does not expect to do so for the next several years, if ever.

AVROBIO’s ability to generate revenue from product sales and achieve profitability depends on AVROBIO’s ability, alone or with collaborative partners, to successfully resume and complete the development of, and obtain the regulatory approvals necessary to commercialize, AVROBIO’s product candidates. AVROBIO does not anticipate generating revenues from product sales for the next several years, if ever. Should AVROBIO resume development of its product candidates, AVROBIO’s ability to generate future revenues from product sales depends heavily on AVROBIO’s success in:

•	re-initiating and completing research and preclinical and clinical development of AVROBIO’s product candidates;

•	seeking and obtaining regulatory and marketing approvals for product candidates for which AVROBIO completes clinical trials;

•

launching and commercializing product candidates for which AVROBIO obtains regulatory and marketing approval by establishing a sales force, marketing and distribution infrastructure or, alternatively, collaborating with a commercialization partner;

•	qualifying for adequate coverage and reimbursement by government and third-party payors for AVROBIO’s product candidates;

•

establishing and maintaining supply and manufacturing processes and relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and the commercial market demand for AVROBIO’s product candidates, if approved;

•	obtaining market acceptance of AVROBIO’s product candidates, if approved, as a viable treatment option;

•	addressing any competing technological and market developments;

•	negotiating favorable terms in any collaboration, licensing or other arrangements into which AVROBIO may enter and performing AVROBIO’s obligations under such arrangements; and

•	attracting, hiring and retaining qualified personnel.

Should AVROBIO resume development of its product candidates, and one or more of the product candidates that AVROBIO develops is approved for commercial sale, AVROBIO anticipates incurring significant costs associated with commercializing any approved product candidate. AVROBIO’s expenses could increase beyond expectations if AVROBIO is required by the U.S. Food and Drug Administration (“FDA”) or other foreign regulatory authorities to perform clinical and other studies in addition to those that AVROBIO currently anticipates would be required. Even if AVROBIO is able to generate revenues from the sale of any approved products, AVROBIO may not become profitable and may need to obtain additional funding to continue operations.

If AVROBIO decides to resume development of its product candidates, AVROBIO will need additional funding, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force AVROBIO to delay, limit or terminate AVROBIO’s product development efforts or other operations.

Should AVROBIO resume development of its product candidates, particularly if AVROBIO continues the research and development of, initiate further clinical trials of and seek marketing approval for, AVROBIO’s product candidates and continue to enhance and optimize AVROBIO’s vector technology and manufacturing processes, AVROBIO expects its expenses would increase in connection with such activities. In July 2023, AVROBIO announced it was halting further development of its programs. Following such announcement, in September 2023 AVROBIO terminated its agreements with the University of Manchester for the license and development of a gene therapy for MPSII (Hunter syndrome) and discontinued AVROBIO’s AVR-RD-05, a Hunter syndrome gene therapy program. Previously, in June 2023, AVROBIO sold its cystinosis gene therapy program to Novartis. AVROBIO currently has a total of three gene therapy product candidates, for Gaucher, Pompe and Fabry diseases, none of which is currently in clinical development. Resumption of the development of these product candidates, if that were to occur, would require AVROBIO to expend significant resources to advance these candidates. In addition, should AVROBIO resume development of its product candidates and thereafter obtains marketing approval for any of AVROBIO’s product candidates, AVROBIO expects to incur significant expenses related to product sales, medical affairs, marketing, manufacturing and distribution. Though AVROBIO has halted further development of its programs to conduct a comprehensive exploration of strategic alternatives and has conducted reductions in force, AVROBIO may incur significant costs in connection with a comprehensive review of strategic alternatives, and AVROBIO has incurred, and may in the future incur, significant costs related to this continued evaluation. AVROBIO may also incur additional unanticipated expenses in connection with this process. Furthermore, AVROBIO expects to continue to incur additional costs associated with operating as a public company. Accordingly, should AVROBIO resume development of its product candidates, AVROBIO will need to obtain substantial additional funding in connection with AVROBIO’s continuing operations. If AVROBIO is unable to raise capital when needed or on reasonable terms, and/or if a strategic transaction is not completed, AVROBIO may have to liquidate its assets. AVROBIO’s future capital requirements will depend on many factors, including:

•

AVROBIO’s exploration of strategic alternatives to maximize stockholder value, including whether AVROBIO is able to identify and implement any potential strategic alternatives, in a timely manner or at all, whether AVROBIO realizes all or any of the anticipated benefits of any such transaction and whether any such transactions would generate value for stockholders;

•

should AVROBIO resume development of its product candidates, the scope, progress, results and costs of drug discovery, laboratory testing, preclinical development and clinical trials for AVROBIO’s product candidates, including the extent of any impacts from the COVID-19 pandemic or similar public health crisis on these activities;

•	should AVROBIO resume development of its product candidates, the costs, timing and outcome of regulatory review of AVROBIO’s product candidates;

•

the costs of future activities, including, should AVROBIO resume development of its product candidates, product sales, medical affairs, marketing, manufacturing and distribution, for any of AVROBIO’s product candidates for which AVROBIO receives marketing approval;

•	should AVROBIO resume development of AVROBIO’s product candidates, the costs associated with AVROBIO’s manufacturing process development and evaluation of third-party manufacturers;

•

revenue, if any, should AVROBIO resume development of its product candidates, received from commercial sale of AVROBIO’s products, should any of AVROBIO’s product candidates receive marketing approval;

•	the amounts, if any, raised from potential financings and capital raising activities should AVROBIO resume development of its product candidates;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing AVROBIO’s intellectual property rights and defending intellectual property-related claims;

•	the costs of defending against and resolving adverse litigation, if any;

•	the terms of AVROBIO’s current and any future license agreements and collaborations; and

•	the extent to which AVROBIO acquires or in-license other product candidates, technologies and intellectual property

Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and should AVROBIO resume development of its product candidates, AVROBIO may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, AVROBIO’s product candidates, if approved, may not achieve commercial success. AVROBIO’s product revenues, if any, will be derived from or based on sales of products that may not be commercially available for many years, if at all. Accordingly, AVROBIO will need to continue to rely on additional financing to achieve AVROBIO’s business objectives. Adequate additional financing may not be available to AVROBIO on acceptable terms, or at all.

Entry into an acquisition, merger, business combination, or other strategic transaction, or raising additional capital may cause dilution to AVROBIO’s existing stockholders, restrict AVROBIO’s operations or cause AVROBIO to relinquish valuable rights.

In July 2023, AVROBIO announced its intention to explore strategic alternatives, including a potential acquisition, merger, business combination, or other strategic transaction, and in January 2024 announced entrance into the Merger Agreement with Tectonic. If the merger with Tectonic is not consummated, the terms of any other strategic transaction that AVROBIO might enter into, if any, could result in the issuance of securities in the company, such as AVROBIO common stock, which could result in significant dilution to AVROBIO stockholders. Additionally, in connection with any other such strategic alternatives, AVROBIO may seek to raise additional capital through a combination of public and private equity offerings or other financing arrangements. To the extent that AVROBIO enters into any other strategic transaction and/or raises additional capital through the sale of equity, convertible debt securities or other equity-based derivative securities, stockholders’ ownership interest will be diluted and the terms may include liquidation or other preferences that adversely affect rights of stockholders. Any indebtedness AVROBIO incurs would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on AVROBIO’s ability to incur additional debt, limitations on AVROBIO’s ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact AVROBIO’s ability to conduct AVROBIO’s business. Furthermore, the issuance of additional securities, whether equity or debt, by AVROBIO, or the possibility of such issuance, may cause the market price of AVROBIO common stock to decline and existing stockholders may not agree with AVROBIO’s strategic or financing plans or the terms of such strategic transaction or financings. If AVROBIO raises additional funds through strategic partnerships and alliances and licensing arrangements with third parties, AVROBIO may have to relinquish valuable rights to AVROBIO’s technologies, or AVROBIO’s product candidates, or grant licenses on terms unfavorable to AVROBIO. Adequate additional financing may not be available to AVROBIO on acceptable terms, or at all.

AVROBIO’s limited operating history may make it difficult to evaluate the success of AVROBIO’s business to date and to assess AVROBIO’s future viability.

AVROBIO was founded in November 2015. AVROBIO’s operations to date have been limited to corporate organization, recruiting key personnel, business planning, raising capital, acquiring rights to AVROBIO’s technology, identifying potential product candidates, undertaking preclinical studies and planning and supporting clinical trials of certain of AVROBIO’s product candidates and establishing research and development and manufacturing capabilities. AVROBIO has not yet demonstrated the ability to complete clinical trials of AVROBIO’s product candidates, obtain marketing approvals, manufacture products on a commercial scale or conduct sales and marketing activities necessary for successful commercialization. Consequently, any predictions you make about AVROBIO’s future success or viability, should AVROBIO resume development of its programs, may not be as accurate as they could be if AVROBIO had a longer operating history. In addition, as an early-stage company, AVROBIO may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect AVROBIO’s current and projected business operations and its financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. Uncertainty remains over liquidity concerns in the broader financial services industry, and if any of AVROBIO’s contract organizations, vendors, suppliers or other parties with whom AVROBIO conducts business are unable to access funds pursuant to their own arrangements with such a financial institution, such party’s ability to perform their obligations could be adversely affected. Similar impacts have occurred in the past, such as during the 2008-2010 financial crisis.

Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediately liquidity may exceed the capacity of such program. Additionally, there is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion.

Although AVROBIO assesses its banking relationships as AVROBIO believes necessary or appropriate, AVROBIO’s access to funding sources and other credit arrangements in amounts adequate to finance or capitalize AVROBIO’s current and projected future business operations could be significantly impaired by factors that affect AVROBIO’s company, the financial institutions with which AVROBIO has credit agreements or arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which AVROBIO has financial or business relationships, but could also include factors involving financial markets or the financial services industry generally. The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on AVROBIO’s current and projected business operations and AVROBIO’s financial condition and results of operations. These could include, but may not be limited to, the following:

•	Delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;

•

Delayed or lost access to, or reductions in borrowings available under revolving existing credit facilities or other working capital sources and/or delays, inability or reductions in the company’s ability to refund, roll over or extend the maturity of, or enter into new credit facilities or other working capital resources;

•	Potential or actual breach of contractual obligations that require AVROBIO to maintain letters of credit or other credit support arrangements;

•	Potential or actual breach of financial covenants in AVROBIO’s credit agreements or credit arrangements;

•	Potential or actual cross-defaults in other credit agreements, credit arrangements or operating or financing agreements; or

•	Termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for AVROBIO to acquire financing on acceptable terms or at all. Any decline in available funding or access to AVROBIO’s cash and liquidity resources could, among other risks, adversely impact AVROBIO’s ability to meet AVROBIO’s operating expenses, financial obligations or fulfill AVROBIO’s other obligations, result in breaches of AVROBIO’s financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on AVROBIO’s liquidity and AVROBIO’s current and/or projected business operations and financial condition and results of operations.

In addition, any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by AVROBIO’s contract organizations, vendors, suppliers or other parties with whom AVROBIO conducts business, which in turn, could have a material adverse effect on AVROBIO’s current and/or projected business operations and results of operations and financial condition. For example, contract organizations, vendors, suppliers or other parties with whom AVROBIO conducts business could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in material adverse impacts on AVROBIO’s company, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. Any bankruptcy or insolvency involving AVROBIO’s contract organizations, vendors, suppliers or other parties with whom AVROBIO conducts business, or any breach or default by such parties, or the loss of any significant relationships with such parties, could result in a material adverse impact on AVROBIO’s business.

Risks Related to AVROBIO’s Business if Merger is Not Consummated

AVROBIO may not be successful in completing the merger, and any strategic transactions that it may consummate in the future could have negative consequences.

AVROBIO is exploring strategic transactions regarding any product candidates and related assets, including, without limitation, licensing transactions and asset sales. There can be no assurance that AVROBIO will be able to successfully consummate the merger or that the merger will be completed on attractive terms, within the anticipated timing, or at all. The process of continuing to evaluate these strategic options may be very costly, time-consuming and complex and AVROBIO has incurred, and may in the future incur, significant costs related to this continued evaluation, such as legal and accounting fees and expenses and other related charges. AVROBIO may also incur additional unanticipated expenses in connection with this process. A considerable portion of these costs will be incurred regardless of whether any such course of action is implemented or transaction is completed. Any such expenses will decrease the remaining cash available for use in its business.

In addition, any strategic business combination or other transactions that AVROBIO may consummate in the future could have a variety of negative consequences and it may implement a course of action or consummate a transaction that yields unexpected results that adversely affects its business and decreases the remaining cash available for use in its business or the execution of its strategic plan. There can be no assurances that any particular course of action, business arrangement or transaction, or series of transactions, will be pursued, successfully consummated, lead to increased stockholder value or achieve the anticipated results. Any potential transaction would be dependent on a number of factors that may be beyond its control, including, among other things, market conditions, industry trends, the interest of third parties in a potential transaction with AVROBIO, obtaining stockholder approval and the availability of financing to third parties in a potential transaction with

AVROBIO on reasonable terms. Any failure of such a potential transaction to achieve the anticipated results could significantly impair its ability to enter into any future strategic transactions and may significantly diminish or delay any future distributions to its stockholders.

If AVROBIO is not successful in setting forth a new strategic path for AVROBIO, or if its plans are not executed in a timely fashion, this may cause reputational harm with its stockholders and the value of its securities may be adversely impacted. In addition, speculation regarding any developments related to the review of strategic alternatives and perceived uncertainties related to the future of AVROBIO could cause its stock price to fluctuate significantly.

If AVROBIO is successful in completing the merger, it may be exposed to other operational and financial risks.

Although there can be no assurance that the merger will be completed, the negotiation and consummation of the merger has required and will continue to require significant time on the part of its management, and the diversion of management’s attention may disrupt its business.

The negotiation and consummation of the merger may also require more time or greater cash resources than AVROBIO anticipates and exposes AVROBIO to other operational and financial risks, including:

•	increased near-term and long-term expenditures;

•	exposure to unknown liabilities;

•	higher than expected acquisition or integration costs;

•	incurrence of substantial debt or dilutive issuances of equity securities to fund future operations;

•	write-downs of assets or goodwill or incurrence of non-recurring, impairment or other charges;

•	increased amortization expenses;

•	difficulty and cost in combining the operations and personnel of any acquired business with its operations and personnel;

•	impairment of relationships with key suppliers or customers of any acquired business due to changes in management and ownership;

•	inability to retain key employees of AVROBIO or any acquired business; and

•	possibility of future litigation.

Any of the foregoing risks could have a material adverse effect on its business, financial condition and prospects.

AVROBIO’s corporate restructuring and the associated reduction in workforce may not result in anticipated savings, could result in total costs and expenses that are greater than expected and could disrupt its business.

In January 2022, and then between July 2023 and February 2024, AVROBIO implemented reductions in force that significantly reduced its workforce in order to conserve its capital expenditures. AVROBIO may not realize, in full or in part, the anticipated benefits, savings and improvements in its cost structure from its restructuring efforts due to unforeseen difficulties, delays or unexpected costs. If AVROBIO is unable to realize the expected operational efficiencies and cost savings from the restructuring, its operating results and financial condition will be adversely affected. Furthermore, its restructuring plan may be disruptive to its operations. For example, its headcount reductions could yield unanticipated consequences, such as increased difficulties in implementing its business strategy, including retention of its remaining employees. Employee litigation related to the headcount reduction could be costly and prevent management from fully concentrating on the business.

Any future growth of AVROBIO’s business would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Due to its limited resources, AVROBIO may not be able to effectively manage its operations or recruit and retain qualified personnel, which may result in weaknesses in its infrastructure and operations, risks that AVROBIO may not be able to comply with legal and regulatory requirements, loss of employees and reduced productivity among remaining employees.

The impact and results of AVROBIO’s ongoing strategic process are uncertain and may not be successful.

The AVROBIO Board remains dedicated to diligent deliberations and the making of informed decisions that the directors believe are in the best interests of the company and its stockholders. There can be no assurance, however, that the company’s current strategic direction, or the AVROBIO Board’s evaluation of strategic alternatives, will result in any initiatives, agreements, transactions or plans that will further enhance stockholder value.

In addition, given the substantial restructuring of AVROBIO’s operations over the past several years, it may be difficult to evaluate its current business and future prospects on the basis of historical operating performance.

Risks Related to the Discovery and Development of AVROBIO’s Product Candidates

Business interruptions resulting from the COVID-19 pandemic or similar public health crises have caused and may in the future cause a disruption of the development of AVROBIO’s product candidates and adversely impact AVROBIO’s business.

Public health crises such as pandemics, epidemics, or any outbreak of an infectious disease or similar public health crises could adversely impact AVROBIO’s business. For example, the COVID-19 pandemic disrupted normal business operations both in and outside of affected areas and has had significant negative impacts on businesses and financial markets worldwide. While AVROBIO currently has no ongoing clinical development activities following AVROBIO’s decision to halt its clinical development programs while AVROBIO considers strategic alternatives, AVROBIO continues to monitor AVROBIO’s operations and follow applicable government recommendations, and the majority of AVROBIO’s employees have adopted a “hybrid” work schedule which generally limits the number of people in AVROBIO’s office at any particular time. Notwithstanding these measures, the COVID-19 pandemic, including potential outbreaks of new variants, or any other public health crisis could affect the health and availability of AVROBIO’s workforce as well as those of the third parties on which AVROBIO relies. If members of AVROBIO’s management and other key personnel are unable to perform their duties or have limited availability due to any outbreak of an infectious disease or similar public health crises, AVROBIO may not be able to execute on AVROBIO’s business strategy and/or AVROBIO’s operations may be negatively impacted.

In addition, clinical trial activities, should AVROBIO resume any such activities, including patient enrollment and data collection, are dependent upon global clinical trial sites which were adversely affected by the COVID-19 pandemic. For example, as the global healthcare community responded to the fluctuations in COVID-19 cases and hospitalizations, many hospitals, including AVROBIO’s clinical sites, temporarily paused elective procedures, which included dosing of new patients with AVROBIO’s investigational gene therapies. While AVROBIO substantially resumed data collection and dosing of new patients until halting AVROBIO’s development programs in July 2023, AVROBIO’s ability to continue clinical activities without further delay or interruption, should AVROBIO resume development of its programs, will depend on future developments that are highly uncertain and cannot be accurately predicted.

Additional factors from any public health crisis that may delay or otherwise adversely affect enrollment in or the progress of the clinical trials of AVROBIO’s product candidates if AVROBIO resumes development of its programs, as well as AVROBIO’s business generally, include:

•

the potential diversion of healthcare resources away from the conduct of clinical trials to focus on pandemic concerns, including the attention of physicians serving as AVROBIO’s clinical trial investigators, hospitals serving as AVROBIO’s clinical trial sites and hospital staff supporting the conduct of AVROBIO’s clinical trials;

•

limitations on travel that could interrupt key trial activities, such as clinical trial site initiations and monitoring, domestic and international travel by employees, contractors or patients to clinical trial sites, including any government-imposed travel restrictions or quarantines that may impact the ability or willingness of patients, employees or contractors to travel to AVROBIO’s clinical trial sites or secure visas or entry permissions, any of which could delay or adversely impact the conduct or progress of AVROBIO’s clinical trials;

•

interruption in global shipping affecting the transport of clinical trial materials, such as patient samples, investigational drug product and conditioning drugs and other supplies used in AVROBIO’s clinical trials;

•

business disruptions caused by workplace, laboratory and office closures and an increased reliance on employees working from home, disruptions to or delays in ongoing laboratory experiments and operations, staffing shortages, travel limitations or mass transit disruptions, any of which could adversely impact AVROBIO’s business operations or those of third party service providers, contractors, or suppliers on whom AVROBIO relies, impair the productivity of AVROBIO’s personnel, subject AVROBIO to additional cybersecurity risks, create data accessibility problems, cause AVROBIO to become more susceptible to communication disruptions, or delay necessary interactions with local regulators, ethics committees and other important agencies and contractors;

•

business disruptions involving AVROBIO’s third parties on whom AVROBIO relies, including contract research organizations (“CROs”) and other collaborators for the conduct of AVROBIO’s clinical trials or AVROBIO’s third party suppliers or manufacturers, which could impact their ability to perform adequately or disrupt AVROBIO’s supply chain; and

•	changes in hospital or research institution policies or government regulations, which could delay or adversely impact AVROBIO’s ability to conduct AVROBIO’s clinical trials.

These and other factors arising from the public health crises could reemerge or worsen and adversely impact AVROBIO’s ability to conduct clinical trials and AVROBIO’s business generally, and could have a material adverse impact on AVROBIO’s operations and financial condition and results. The extent to which any public health crisis impacts AVROBIO’s operations or those of AVROBIO’s third party partners will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the public health crisis, the efficacy and safety of vaccines, including against emerging variants, the ability of third parties to manufacture and distribute vaccines, among others.

AVROBIO’s HSC lentiviral-based gene therapy product candidates are based on a novel technology, which makes it difficult to predict the time and cost of product candidate development and of subsequently obtaining regulatory approval, should AVROBIO resume development of AVROBIO’s product candidates.

AVROBIO has concentrated AVROBIO’s research and development efforts on AVROBIO’s HSC gene therapy approach, and should AVROBIO resume development of its product candidates AVROBIO’s future success would depend on AVROBIO’s successful development of viable gene therapy product candidates. There can be no assurance that AVROBIO will not experience problems or delays in developing new product candidates, should AVROBIO resume development of its product candidates, and that such problems or delays will not cause unanticipated costs, or that any such development problems can be solved. For example, timely enrollment in AVROBIO’s clinical trials is dependent upon global clinical trial sites which were adversely affected by the COVID-19 pandemic. In addition, AVROBIO may also experience delays in developing a sustainable, reproducible and scalable manufacturing process or transferring that process to commercial, additional or alternative partners, which should AVROBIO resume development of its product candidates may prevent AVROBIO from completing clinical studies or commercializing AVROBIO’s products on a timely or profitable basis, if at all. For example, as of July 12, 2023, the date on which AVROBIO announced that AVROBIO was halting all further development activities in AVROBIO’s programs, AVROBIO had dosed 11 patients using AVROBIO’s plato platform, including six patients in AVROBIO’s FAB-GT clinical trial (for which AVROBIO previously halted enrollment) and five patients in AVROBIO’s Guard1 clinical trial. AVROBIO’s implementation of the LV2 lentiviral vector or of AVROBIO’s cell processing to an industrialized, automated closed system using disposable supplies may not be successful or may experience unforeseen delays, should AVROBIO resume development of its product candidates, which may cause shortages or delays in the supply of AVROBIO’s products available for clinical trials and future commercial sales, if any, or impair AVROBIO’s research and development efforts, including those in any future clinical trials. In addition, there is no assurance that preliminary results observed to date in products manufactured using AVROBIO’s proprietary LV2 lentiviral vector or manufactured using this automated system will be replicated in future studies or trials, should AVROBIO resume development of any of its product candidates. Furthermore, the FDA generally prefers that clinical trials be double-blinded and potentially include sham controls. Such a trial design could be challenging to implement due to the nature of the treatment regimen of HSC gene therapy.

In addition, the clinical trial requirements of the FDA and other foreign regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of such product candidates. The regulatory approval process for novel product candidates such as AVROBIO’s can be more expensive and take longer than for other, better known or more extensively studied product candidates. To date, only a limited number of HSC gene therapies have received marketing authorization from the FDA or foreign regulatory authorities. Should AVROBIO resume development of its product candidates, it is difficult to determine how long it would take or how much it would cost to obtain regulatory approvals for those product candidates in the United States, Canada, Europe, Japan or other major markets or how long it would take to commercialize those product candidates, if any were to be approved. Approvals by foreign regulatory authorities may not be indicative of what the FDA may require for approval, and vice versa.

Gene therapy clinical trials conducted at institutions that receive funding for recombinant DNA research from the United States National Institutes of Health (the “NIH”) also are subject to the NIH Guidelines, under which supervision of human gene transfer trials includes evaluation and assessment by an institutional biosafety committee (“IBC”) a local institutional committee that reviews and oversees research utilizing recombinant or synthetic nucleic acid molecules at that institution. Before a clinical trial can begin at any institution, that institution’s review board (“IRB”) and its IBC assesses the safety of the research and identifies any potential risk to public health or the environment. While the NIH guidelines are not mandatory unless the research in question is being conducted at or sponsored by institutions receiving NIH funding of recombinant or synthetic nucleic acid molecule research, many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them. Although the FDA decides whether individual gene therapy protocols may proceed, the review process and determinations of other reviewing bodies can impede or delay the initiation of a clinical trial, even if the FDA has reviewed the trial and approved its initiation. In addition, adverse developments in clinical trials of gene therapy products conducted by others may cause the FDA or other oversight bodies to change the requirements for approval of any of AVROBIO’s product candidates should AVROBIO resume their development. Similarly, foreign regulatory authorities may issue new guidelines concerning the development and marketing authorization for gene therapy medicinal products and require that AVROBIO complies with these new guidelines.

The FDA, NIH and the European Medicines Agency (the “EMA”) have each expressed interest in further regulating biotechnology, including gene therapy and genetic testing. For example, the EMA advocates a risk-based approach to the development of a gene therapy product. Agencies at both the federal and state level in the United States, as well as the U.S. congressional committees and other governments or governing agencies, have also expressed interest in further regulating the biotechnology industry. For example, in 2016, the FDA established the Office of Tissues and Advanced Therapies (“OTAT”) within the Center for Biologics Evaluation and Research (“CBER”) to consolidate the review of gene therapy and related products, and to advise the CBER on its review. In September 2022, the FDA announced retitling of OTAT to the Office of Therapeutic Products (“OTP”) and elevation of OTP to a “Super Office” to meet its growing cell and gene therapy workload. Although

FDA has indicated that this change of name and responsibilities is intended to, among other things, increase review capabilities and enhance expertise on new cell and gene therapies, AVROBIO cannot be certain that this approach will improve the time and cost associated with navigating gene therapy regulatory requirements, AVROBIO’s regulatory strategy or the potential success of AVROBIO’s product candidates. Such regulatory action and developments could, instead, delay, impede or even prevent commercialization of some or all of AVROBIO’s product candidates.

These regulatory review committees and advisory groups and any new guidelines they promulgate may lengthen the regulatory review process, require AVROBIO to perform additional studies, increase AVROBIO’s development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of these product candidates or lead to significant post-approval limitations or restrictions. Should AVROBIO resume development of AVROBIO’s product candidates, AVROBIO will be required to consult with these regulatory and advisory groups, and comply with applicable guidelines. If AVROBIO fails to do so, AVROBIO may be required to delay or discontinue development of certain of those product candidates. These additional processes may result in a review and approval process that is longer than AVROBIO otherwise would have expected. Should AVROBIO resume development of its product candidates, the delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease AVROBIO’s ability to generate sufficient product revenue, and AVROBIO’s business, financial condition, results of operations and prospects would be materially and adversely affected.

The FDA continues to develop its guidance for assessing gene and cell therapy products. For example, the agency has released a series of draft and final guidance documents relating to, among other topics, various aspects of gene therapy product development, review, and approval, including aspects relating to clinical and manufacturing issues related to gene therapy products. In January 2020, the FDA released a final guidance with recommendations for long-term follow-up studies of patients following human gene therapy administration due to the increased risk of undesirable and unpredictable outcomes with gene therapies that may present as delayed adverse events. Foreign regulatory agencies also may have requirements for long term follow-up studies of patients following human gene therapy administration.

AVROBIO’s product candidates and the process for administering AVROBIO’s product candidates may cause undesirable side effects or have other properties that, should AVROBIO resume development of its product candidates, could delay or prevent their regulatory approval, limit their commercial potential or result in significant negative consequences following any potential marketing approval.

During the conduct of clinical trials, patients may experience changes in their health, including illnesses, injuries, discomforts or a fatal outcome. It is possible that as AVROBIO tests AVROBIO’s product candidates in larger, longer and more extensive clinical programs, or as use of AVROBIO’s product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier clinical trials, as well as conditions that did not occur or went undetected in previous clinical trials, will be reported by patients. Additionally, any early access to AVROBIO’s investigational therapies, such as through expanded or Right to Try access or compassionate use, may lead to discovery of undesirable side effects, or other negative consequences that could have adverse impacts on AVROBIO’s development programs for AVROBIO’s product candidates. Gene therapies are also subject to the potential risk that occurrence of adverse events will be delayed following administration of the gene therapy due to persistent biological activity of the genetic material or other components of the vectors used to carry the genetic material. Many times, side effects are only detectable after investigational products are tested in larger scale, pivotal clinical trials or, in some cases, after they are made available to patients on a commercial scale after approval. FDA guidance advises that patients treated with gene therapies undergo long-term follow-up observation for potential adverse events for as long as 15 years, unless otherwise agreed by the FDA. If additional clinical or long-term follow-up experience indicates that any of AVROBIO’s product candidates have side effects or cause serious or life-threatening side effects, AVROBIO may be unable to resume its development programs and any further development of the product candidate may ultimately fail or be delayed.

Gene therapy is still a relatively new approach to disease treatment and adverse side effects could develop. A safety concern for gene therapies using lentiviral vectors has been the possibility of insertional oncogenesis, leading to malignant transformation of transduced cells and cellular outgrowth. As more patients are dosed with HSC gene therapies, it is expected that very rare cases of insertional oncogenesis may occur. For example, several patients with cerebral adrenoleukodystrophy treated in a third-party lentiviral gene therapy clinical trial have been diagnosed with treatment-related myelodysplastic syndrome to date. In addition, persistent clonal dominance due to vector integration has been observed in third-party HSC gene therapy clinical trials. While AVROBIO’s HSC gene therapy approach has been designed to avoid insertional oncogenesis, there can be no assurance that patients will not experience such adverse effects, including death. Should AVROBIO resume development of its gene therapy product candidates and any of those product candidates demonstrates adverse side effects at unacceptable rates or degrees of severity, AVROBIO may decide or be required to halt or delay clinical development of such product candidates.

In addition to side effects caused by AVROBIO’s product candidates, the conditioning, administration process or related procedures, also can cause adverse side effects. A gene therapy patient is generally administered one or more myeloablative drugs to remove stem cells from the bone marrow to create sufficient space in the bone marrow for the modified gene-corrected stem cells to engraft and produce their progeny. This procedure causes side effects and, among other potential risks, can transiently compromise the patient’s immune system, known as neutropenia, and reduce blood clotting, known as thrombocytopenia.

In 2019, AVROBIO began transitioning, in connection with AVROBIO-sponsored clinical trials, towards a new conditioning regimen for AVROBIO’s product candidates utilizing busulfan as the myeloablative conditioning agent instead of the melphalan that AVROBIO previously used. The use of this conditioning regimen AVROBIO designed to utilize a precision dosing program to achieve a balance between the removal of a sufficient amount of bone marrow cells from a patient to aid engraftment of AVROBIO’s genetically modified cells against potential risks, such as toxicity or graft failure. AVROBIO’s conditioning regimens may not be successful or may nevertheless result in adverse side effects. For example, busulfan, the myeloablative agent most recently used in AVROBIO’s conditioning regimen, has been known to carry certain safety risks, including the risk of impairment to fertility in both men and women, and such impairment has been reported in some patients in AVROBIO’s clinical trials. Moreover, in each of AVROBIO’s previous clinical trials several adverse events, including suppression of neutrophils and platelet counts following the conditioning process, have been observed. While such adverse events in connection with conditioning are expected, if in the future any such adverse events caused by the conditioning process or related procedures continue at unexpected rates or degrees of severity, the FDA or other foreign regulatory authorities could order the cessation of development of, or deny approval of, product candidates for any or all targeted indications. There have been cases of therapy-related myelodysplastic syndrome, a type of blood disorder that is a potential precursor to acute myeloid leukemia, in patients with preexisting cancer where busulfan treatment was posited to be a contributing factor to this secondary malignancy. Even if AVROBIO is able to demonstrate that adverse events are not product-related, such occurrences could adversely affect patient recruitment (should AVROBIO resume development of its product candidates) or the ability of enrolled patients to complete the clinical trial, and lead to a decline in AVROBIO’s stock price.

Additionally, if AVROBIO resume development of its programs and any of AVROBIO’s product candidates receives marketing approval, the FDA could require AVROBIO to adopt a Risk Evaluation and Mitigation Strategy (“REMS”) to ensure that the benefits outweigh its risks, which may include, among other things, a medication guide outlining the risks of the product for distribution to patients, a communication plan to health care practitioners, and restrictions on how or where the product can be distributed, dispensed or used. Furthermore, if AVROBIO or others later identify undesirable side effects caused by AVROBIO’s product candidates, several potentially significant negative consequences could result, including:

•	regulatory authorities may suspend or withdraw approvals of such product candidate;

•	regulatory authorities may require additional or boxed warnings on the label;

•	AVROBIO may be required to change the way a product candidate is distributed, dispensed, or administered or conduct additional clinical trials;

•	AVROBIO could be sued and held liable for harm caused to patients; and

•	AVROBIO’s reputation may suffer.

Any of these events could prevent AVROBIO from achieving or maintaining market acceptance of AVROBIO’s product candidates, lead to a decline in AVROBIO’s stock price, and significantly harm AVROBIO’s business, prospects, financial condition and results of operations.

AVROBIO has never completed a pivotal or registrational clinical trial, and may be unable to do so for any product candidates AVROBIO may develop, should AVROBIO resume development of its product candidates.

AVROBIO is at an early stage of development for all of AVROBIO’s product candidates, and has currently halted further development of AVROBIO’s programs. Twenty-five patients were dosed in AVROBIO’s clinical trials, which includes 14 patients from AVROBIO’s Fabry program that AVROBIO deprioritized in January 2022, six patients in AVROBIO’s cystinosis program that AVROBIO sold to Novartis in June 2023, and five patients in AVROBIO’s Gaucher disease type 1 program. Should AVROBIO resume development of its product candidates, further clinical trials must be completed in order to obtain FDA or other regulatory approval to market these product candidates. AVROBIO has limited experience in preparing, submitting and prosecuting regulatory filings, and has not previously submitted a biologics license application (“BLA”) for any product candidate. Carrying out later-stage clinical trials is a complicated and lengthy process, and AVROBIO does not expect that all data from patients participating in the clinical trials will be relevant or meaningful.

In addition, across AVROBIO-sponsored clinical trials AVROBIO has dosed four patients in the United States, and AVROBIO’s interactions with the FDA have generally been limited. AVROBIO cannot be certain how many additional clinical trials of any of AVROBIO’s product candidates would be required or how such trials should be designed, should AVROBIO resume development of its programs. In order to commence a clinical trial in the United States, AVROBIO is required to seek FDA acceptance of an IND for each of AVROBIO’s product candidates. AVROBIO cannot be sure any IND AVROBIO submits to the FDA, or any similar CTA AVROBIO submits in other countries, will be accepted. Should AVROBIO resume development of its product candidates, there can be no assurance that AVROBIO would be able to submit and secure similar clearances for any of AVROBIO’s other product candidates. AVROBIO may also be required to conduct additional preclinical testing prior to filing an IND for any of AVROBIO’s product candidates, and the results of any such testing may not be positive. Consequently, AVROBIO may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to a BLA submission and approval of any of AVROBIO’s product candidates. AVROBIO may require more time and incur greater costs than AVROBIO’s competitors and may not succeed in obtaining regulatory approvals of product candidates that AVROBIO develops. Failure to commence or complete, or delays in, the necessary clinical trials, could prevent AVROBIO from or delay AVROBIO in commercializing any of AVROBIO’s product candidates.

Success in preclinical studies or early clinical trials may not be indicative of results obtained in later trials, should AVROBIO resume development of its product candidates.

Results from preclinical studies or early clinical trials are not necessarily predictive of future clinical trial results and are not necessarily indicative of final results. There can be no assurance that prior results, such as signals of safety, activity or durability of effect, observed from preclinical studies or clinical trials will be replicated or will continue in future studies or trials, should AVROBIO resume development of any of its programs. Furthermore, preliminary results may not be indicative of the final results of a trial after all data have been collected and analyzed. For example, in January 2022 AVROBIO announced the deprioritization of AVROBIO’s Fabry program due to several factors, including new clinical data showing variable engraftment patterns from the five most recently dosed Phase 2 FAB-GT patients. Although previously reported data from 13 patients treated across AVROBIO’s clinical-stage programs had shown durable engraftment out 9 to 54 months, the new data from the five most recently dosed Phase 2 FAB-GT patients were discordant with these other data and showed variable engraftment. Should AVROBIO resume development of its product candidates, there can be no assurance that similar engraftment or other issues will not occur in clinical trials of AVROBIO’s other product candidates, which are all based on AVROBIO’s technology and the same HSC approach utilized for AVR-RD-01.

There is a high failure rate for gene therapy and biologic product candidates proceeding through clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, the design of a pivotal clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. AVROBIO has limited experience in designing and conducting clinical trials and AVROBIO may be unable to design and execute a clinical trial to support regulatory approval, should AVROBIO resume development of its product candidates.

AVROBIO also may experience regulatory delays or rejections as a result of many factors, including due to changes in regulatory policy or the approval of competitive therapies during the period of AVROBIO’s product candidate development. Should AVROBIO resume development of any of AVROBIO’s product candidates, those product candidates may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies. Any such failure would cause AVROBIO to abandon the product candidate.

Additionally, the clinical trials performed to date have been open-label studies and have been conducted at a limited number of clinical sites on a limited number of patients. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. Moreover, patients selected for early clinical studies often include the most severe sufferers and their symptoms may have been bound to improve notwithstanding the new treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware that patients have received treatment and may interpret the information more favorably given this knowledge. As is typical in open-label studies in which interim reports are provided, the safety and efficacy data are regularly reviewed and validated. As a result, certain data may change over time, including reductions or increases in the number of reported safety events, as well as the characterization of the severity or relatedness of safety events, until the database is locked at the end of the study.

Should AVROBIO resume development of its product candidates, AVROBIO may find it difficult to enroll patients in AVROBIO’s clinical trials, which could delay or prevent AVROBIO from proceeding with clinical trials of AVROBIO’s product candidates.

Should AVROBIO resume development of its product candidates, the timing and success of AVROBIO’s patient enrollment and clinical trial activities would depend on AVROBIO’s ability to recruit patients to participate as well as the completion of required follow-up periods. Patients may be unwilling to participate in AVROBIO’s gene therapy clinical trials because of negative publicity from adverse events related to the biotechnology or gene therapy fields, competitive clinical trials for similar patient populations, clinical trials in product candidates employing AVROBIO’s vectors, the existence of current treatments or for other reasons. In addition, the indications that AVROBIO has targeted and may in the future target are rare diseases, which may limit the pool of patients that may be enrolled in AVROBIO’s clinical trials. Should AVROBIO resume development of its product candidates, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of AVROBIO’s product candidates may be delayed, which could result in increased costs, delays in advancing AVROBIO’s product candidates, delays in testing the effectiveness of AVROBIO’s product candidates or termination of the clinical trials altogether. Should AVROBIO resume development of its product candidates, AVROBIO may not be able to identify, recruit and enroll a sufficient number of patients, or those with required or desired characteristics, to complete AVROBIO’s clinical trials in a timely manner or at all. There can be no assurance AVROBIO will achieve that goal or any of AVROBIO’s other patient enrollment goals should AVROBIO resume development of its product candidates.

Patient enrollment and trial completion is affected by factors including the:

•	size of the patient population and process for identifying patients;

•	design of the trial protocol;

•	eligibility and exclusion criteria;

•	perceived risks and benefits of the product candidate under study;

•	perceived risks and benefits of gene therapy-based approaches to treatment of diseases, including any required pretreatment conditioning regimens;

•	availability of competing therapies and clinical trials;

•	severity of the disease under investigation;

•	availability of genetic testing for potential patients;

•	proximity and availability of clinical trial sites for prospective patients;

•	ability to obtain and maintain subject consent;

•	risk that enrolled patients will drop out before completion of the trial;

•	patient referral practices of physicians; and

•	ability to monitor patients adequately during and after treatment.

AVROBIO historically expanded AVROBIO’s patient enrollment activities to include patients who reside in a country other than the country where the applicable clinical site is located, and who are required to travel for some or all of the clinical testing and procedures required for patients in the applicable clinical trial. AVROBIO has encountered and, should AVROBIO resume development of its product candidates, in the future may continue to encounter logistical and regulatory challenges that could delay or prevent any such international patients from successfully enrolling and completing clinical trial procedures, including delays in processing or obtaining patient travel visas or denials of entry at borders, potential travel disruptions, or de-prioritization or unavailability of resources at clinical sites for non-resident international clinical trial participants, any of which could delay AVROBIO’s progress and completion of planned clinical trials and which would have an adverse effect on AVROBIO’s business. In addition, once these international patients return to their home country, they may need to travel back to the country where the applicable clinical site is located. If these patients are unwilling or unable to return to the clinical site for testing and procedures, progress and completion of the clinical trial could be delayed or prevented.

AVROBIO’s product candidates were being developed to treat rare conditions. Should AVROBIO resume development of its product candidates, AVROBIO would expect to seek initial marketing approvals in the United States, Europe and certain other major markets, including Japan. However, AVROBIO may not be able to resume, initiate or continue clinical trials if AVROBIO cannot enroll a sufficient number of eligible patients to participate in the clinical trials required by FDA or other foreign regulatory authorities. AVROBIO’s ability to successfully resume, initiate, enroll and complete a clinical trial in any foreign country is subject to numerous risks unique to conducting business in foreign countries, including:

•	difficulty in establishing or managing relationships with contract research organizations (“CROs”) clinical study sites and physicians;

•	different standards for the conduct of clinical trials;

•	the absence in some countries of established groups with sufficient regulatory expertise for review of gene therapy protocols;

•	AVROBIO’s inability to locate qualified local consultants, physicians and partners; and

•	the potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements, including the regulation of pharmaceutical and biotechnology products and treatment.

Should AVROBIO resume development of its product candidates and if AVROBIO has difficulty enrolling a sufficient number of patients to conduct AVROBIO’s clinical trials, AVROBIO may need to delay, limit or terminate the resumption or continuation of clinical trials, any of which would have an adverse effect on AVROBIO’s business, financial condition, results of operations and prospects.

Should AVROBIO resume development of its product candidates, AVROBIO may encounter substantial delays in resuming its clinical trials or AVROBIO may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

Before obtaining marketing approval from regulatory authorities for the sale of AVROBIO’s product candidates, AVROBIO must conduct extensive clinical studies to demonstrate the safety and efficacy of the product candidates in humans. Clinical testing is expensive, time-consuming and uncertain as to outcome. Should AVROBIO resume development of its product candidates, AVROBIO cannot guarantee that any clinical studies will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical studies can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development, should AVROBIO resume any clinical development programs, include:

•	delays in reaching a consensus with regulatory agencies on study design;

•	delays in reaching agreement on acceptable terms with prospective CROs and clinical study sites;

•	delays in obtaining required IRB approval at each clinical study site;

•	delays in recruiting suitable patients to participate in AVROBIO’s clinical studies;

•	imposition of a clinical hold by regulatory agencies, after an inspection of AVROBIO’s clinical study operations or study sites;

•	failure by AVROBIO’s CROs, other third parties or AVROBIO to adhere to clinical study requirements;

•	failure to perform in accordance with the FDA’s good clinical practices (“GCP”) or applicable regulatory guidelines in other countries;

•	delays in the testing, validation, manufacturing and delivery of AVROBIO’s product candidates to the clinical sites;

•	delays in having patients complete participation in a study or return for post-treatment follow-up;

•	clinical study sites or patients dropping out of a study;

•	the occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits; or

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

Should AVROBIO resume development of its product candidates, any inability to successfully complete preclinical and clinical development could result in additional costs to AVROBIO or impair AVROBIO’s ability to generate revenues. In addition, if AVROBIO makes changes to AVROBIO’s product candidates, or if collaborator-sponsored trials utilize different materials or manufacturing processes from AVROBIO’s to generate data, AVROBIO may need to conduct additional studies to compare or bridge AVROBIO’s modified product candidates to earlier versions, which could delay AVROBIO’s clinical development plan or marketing approval for AVROBIO’s product candidates.

Should AVROBIO resume development of its product candidates and, following such resumption, if the results of AVROBIO’s clinical studies are inconclusive or if there are safety concerns or adverse events associated with AVROBIO’s product candidates, AVROBIO may:

•	be delayed in obtaining marketing approval for AVROBIO’s product candidates, if at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling or a REMS that includes significant use or distribution restrictions or safety warnings;

•	be subject to changes with the way the product is administered;

•	be required to perform additional clinical studies to support approval or be subject to additional post-marketing testing requirements;

•	have regulatory authorities withdraw their approval of the product or impose restrictions on its distribution in the form of a REMS;

•	be subject to the addition of labeling statements, such as warnings or contraindications;

•	be sued; or

•	experience damage to AVROBIO’s reputation.

Any of these events could prevent AVROBIO from achieving or maintaining market acceptance of AVROBIO’s product candidates and impair AVROBIO’s ability to commercialize AVROBIO’s products.

Should AVROBIO resume development of its product candidates, even if AVROBIO completes the necessary preclinical and clinical studies, AVROBIO cannot predict whether or when AVROBIO would be able to obtain regulatory approval to commercialize a product candidate, and any approval could be for a narrower indication than anticipated.

AVROBIO cannot commercialize a product until the appropriate regulatory authorities have reviewed and approved the product candidate. Even if AVROBIO resumes development of its product candidates and they are able to demonstrate safety and efficacy in clinical studies to support submitting such programs for marketing approval, the regulatory agencies may not complete their review processes in a timely manner, or AVROBIO may not be able to obtain regulatory approval. Additional delays may result if an FDA Advisory Committee or other regulatory authority recommends non-approval or restrictions on approval. In addition, AVROBIO may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical studies and the review process. Regulatory agencies also may approve a treatment candidate for fewer or more limited indications than requested or may grant approval subject to the performance of post-marketing studies. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of AVROBIO’s product candidates. If AVROBIO is unable to obtain necessary regulatory approvals or labeling claims, AVROBIO’s business, prospects, financial condition and results of operations would be materially and adversely affected.

AVROBIO’s commercially-scalable plato platform has been used in only two of AVROBIO’s clinical trials and clinical development has been halted.

While AVROBIO has submitted and, should AVROBIO resume development of its product candidates, intends to continue to submit comparability studies to the FDA and other regulatory agencies, as needed, with respect to AVROBIO’s implementation of AVROBIO’s scalable plato platform, there can be no assurance that the FDA or other regulatory agencies will not in the future require AVROBIO to conduct additional preclinical studies or clinical trials that could result in delays and additional costs in AVROBIO’s development or commercialization programs for AVROBIO’s product candidates, which could adversely affect AVROBIO’s business. Should AVROBIO resume development of its product candidates, AVROBIO intends to continue implementing AVROBIO’s scalable plato platform, including heightened vector efficiency, AVROBIO’s closed, automated manufacturing system and utilization of a customized conditioning regimen, in connection with each of AVROBIO’s investigational product candidates. AVROBIO has developed the plato platform to form the backbone of AVROBIO’s commercial programs, with the intent of replacing AVROBIO’s original academic platforms with improved solutions for delivering AVROBIO’s gene therapy candidates to patients in multiple disease indications. In order to implement this transition, AVROBIO was and would continue to be required to conduct additional studies to bridge AVROBIO’s modified product candidates to earlier versions, including any earlier version that may have been utilized in a collaborator-sponsored clinical study, which could delay clinical development or marketing approvals. Clinical trial delays could also shorten any periods during which AVROBIO may have the exclusive right to commercialize AVROBIO’s product candidates, if approved, or allow AVROBIO’s competitors to bring products to market before AVROBIO does, which could impair AVROBIO’s ability to successfully commercialize AVROBIO’s product candidates and may harm AVROBIO’s business and results of operations.

AVROBIO faces significant competition in AVROBIO’s industry and, should AVROBIO resume development of its product candidates, there can be no assurance that AVROBIO’s product candidates, if approved, will achieve acceptance in the market over existing established therapies. In addition, AVROBIO’s competitors may develop therapies that are more advanced or effective than AVROBIO’s, which may adversely affect AVROBIO’s ability to successfully market or commercialize any of AVROBIO’s product candidates, should AVROBIO resume development of AVROBIO’s product candidates.

AVROBIO operates in a highly competitive segment of the biopharmaceutical market. AVROBIO faces competition from many different sources, including larger pharmaceutical, specialty pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions. Should AVROBIO resume development of its product candidates, AVROBIO’s product candidates, if successfully developed and approved, will compete with established therapies, some of which are being marketed by large and international companies. In addition, should AVROBIO resume development of its product candidates, AVROBIO expects to compete with new treatments that are under development or may be advanced into the clinic by AVROBIO’s competitors. There are a variety of product candidates, including gene therapies, in development for the indications that AVROBIO is targeting.

Should AVROBIO resume development of its product candidates, AVROBIO anticipates competing with biotechnology and pharmaceutical companies, many of which may have significantly greater resources than AVROBIO does. For example, for Gaucher disease, Sanofi, Pfizer, and Takeda market existing ERTs that represent the standard of care for Gaucher patients. For Gaucher disease AVROBIO also expects that AVROBIO would compete with oral therapies marketed by Johnson & Johnson and Sanofi. Sanofi also markets an enzyme replacement therapy for Pompe disease. In addition, AVROBIO may compete with other gene therapy companies in AVROBIO’s industry. Moreover, a number of gene therapy companies have announced preclinical or clinical non-viral and adeno-associated viral based gene therapy programs that, if successful in obtaining regulatory approval, could compete with AVROBIO’s gene therapies.

Many of AVROBIO’s competitors have significantly greater financial, product candidate development, manufacturing and marketing resources than AVROBIO does. Large pharmaceutical and biotechnology companies have extensive experience in clinical testing and obtaining regulatory approval for their products, and mergers and acquisitions within these industries may result in even more resources being concentrated among a smaller number of larger competitors. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel therapeutics or to in-license novel therapeutics that could make the product candidates that AVROBIO develops obsolete. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. AVROBIO’s business would be materially and adversely affected if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, have broader market acceptance, are more convenient or are less expensive than any product candidate that AVROBIO may develop.

Even if AVROBIO obtains regulatory approval of AVROBIO’s product candidates, the availability and price of AVROBIO’s competitors’ products could limit the demand and the price AVROBIO is able to charge for AVROBIO’s product candidates. AVROBIO may not be able to implement AVROBIO’s business plan if the acceptance of AVROBIO’s product candidates is inhibited by price competition or the reluctance of physicians to switch from existing methods of treatment to AVROBIO’s product candidates, or if physicians switch to other new drug or biologic products or choose to reserve AVROBIO’s product candidates for use in limited circumstances.

Should AVROBIO resume development of its product candidates, AVROBIO would expect to seek designations for AVROBIO’s product candidates with the FDA and comparable foreign regulatory authorities that are intended to confer benefits such as a faster development process or an accelerated regulatory pathway. However, there can be no assurance that AVROBIO could successfully obtain such designations. In addition, even if one or more of AVROBIO’s product candidates are granted such designations, AVROBIO may not be able to realize the intended benefits of such designations.

The FDA and comparable foreign regulatory authorities offer certain designations for product candidates that are designed to encourage the research and development of product candidates that are intended to address conditions with significant unmet medical need. These designations may confer benefits such as additional interaction with regulatory authorities, a potentially accelerated regulatory pathway and priority review. However, there can be no assurance that AVROBIO will successfully obtain such designations for any of AVROBIO’s product candidates. In addition, while such designations could expedite the development or approval process, they generally do not change the standards for approval. Even if AVROBIO obtains such designations for one or more of AVROBIO’s product candidates, there can be no assurance that AVROBIO will realize their intended benefits.

AVROBIO may seek a Breakthrough Therapy Designation for some of AVROBIO’s product candidates should AVROBIO resume development of its product candidates. A breakthrough therapy is defined as a therapy that is intended, alone or in combination with one or more other therapies, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the therapy may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For therapies that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Therapies designated as breakthrough therapies by the FDA are also eligible for accelerated approval. Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if AVROBIO believes one of AVROBIO’s product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy Designation for a product candidate may not result in a faster development process, review or approval compared to therapies considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of AVROBIO’s product candidates qualify as breakthrough therapies, the FDA may later decide that such product candidates no longer meet the conditions for qualification.

Should AVROBIO resume development of its product candidates, AVROBIO may seek an accelerated approval pathway for one or more of AVROBIO’s product candidates from the FDA or comparable foreign regulatory authorities. The FDA may grant accelerated approval to a therapeutic candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the product candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit, and the FDA is permitted to require, as appropriate, that such studies be underway prior to approval or within a specified period after the date of approval. Sponsors must also update FDA on the status of these studies, and under FDORA, the FDA has increased authority to withdraw approval of a drug granted accelerated approval on an expedited basis if the sponsor fails to conduct such studies in a timely manner, send the necessary updates to the FDA, or if such post-approval studies fail to verify the drug’s predicted clinical benefit.

Should AVROBIO resume development of its product candidates, prior to seeking accelerated approval, AVROBIO would expect to seek feedback from the FDA or comparable foreign regulatory authorities and would otherwise evaluate AVROBIO’s ability to seek and receive such accelerated approval. There can be no assurance that after AVROBIO’s evaluation of the feedback and other factors AVROBIO would decide to pursue or submit a BLA for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent feedback from the FDA or comparable foreign regulatory authorities, AVROBIO would continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if AVROBIO initially decides to do so. Furthermore, if AVROBIO decides to submit an application for accelerated approval, there can be no assurance that such application will be accepted or that any approval will be granted on a timely basis, or at all. The FDA, EMA or other comparable foreign regulatory authorities could also require AVROBIO to conduct further studies prior to considering AVROBIO’s application or granting approval of any type, including, for example, if other products are approved via the accelerated pathway and subsequently converted by FDA to full approval. A failure to obtain accelerated approval or any other form of expedited development, review or approval for AVROBIO’s product candidate would result in a longer time period to commercialization of such product candidate, could increase the cost of development of such product candidate and could harm AVROBIO’s competitive position in the marketplace. Moreover, even if AVROBIO is able to obtain accelerated approval for any of AVROBIO’s product candidates, there is no guarantee that post-approval studies will be able to confirm the clinical benefit, which could cause FDA to withdraw AVROBIO’s approval.

Should AVROBIO resume development of its product candidates, AVROBIO may also pursue programs or designations from foreign regulatory authorities, such as the UK’s Innovative Licensing and Access Pathway (“ILAP”) which aims to accelerate the time to market and facilitate patient access to certain types of medicinal products in development which target a life-threatening or seriously debilitating condition, or where there is a significant patient or public health need in the UK. To access the ILAP, an applicant applies for an Innovation Passport designation. Once an Innovation Passport designation is granted, the MHRA and its partner agencies (including The All Wales Therapeutics and Toxicology Centre, National Institute for Health and Care Excellence and the Scottish Medicines Consortium) will work with the Innovation Passport designee to define a Target Development Profile, (“TDP”). The TDP sets out a unique product-specific roadmap towards patient access in the UK, and provides access to a toolkit to support all stages of the design, development and approvals process, including continuous benefit-risk assessment, increased support for novel development approaches and enhanced patient engagement. However, although the goal of the ILAP is to reduce the time to market and enable earlier patient access, access does not accelerate conduct of clinical trials or mean that the regulatory requirements are less stringent, nor does it ensure that a marketing authorization application will be approved or that any approval will be granted within a particular timeframe or at all.

In addition, should AVROBIO resume development of its product candidates, AVROBIO may seek Fast Track designation for some of AVROBIO’s product candidates. If a therapy is intended for the treatment of a serious or life-threatening condition and the therapy demonstrates the potential to address unmet medical needs for this condition, the therapy sponsor may apply for Fast Track designation. However, the FDA has broad discretion whether or not to grant Fast Track designation, so even if AVROBIO believes a product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if AVROBIO does receive Fast Track designation, AVROBIO may not experience a faster development process, review or approval compared to conventional FDA procedures, and receiving a Fast Track designation does not provide assurance of ultimate FDA approval. In addition, the FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from AVROBIO’s clinical development program.

In addition, should AVROBIO resume development of AVROBIO’s product candidates, AVROBIO may seek a regenerative medicine advanced therapy (“RMAT”) designation for some of AVROBIO’s product candidates. An RMAT is defined as cell therapies, therapeutic tissue engineering products, human cell and tissue products, and combination products using any such therapies or products. Gene therapies, including genetically modified cells that lead to a durable modification of cells or tissues may meet the definition of a regenerative medicine therapy. The RMAT program is intended to facilitate efficient development and expedite review of RMATs, which are intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition. A new drug application or a BLA for an RMAT may be eligible for priority review or accelerated approval through (1) surrogate or intermediate endpoints reasonably likely to predict long-term clinical benefit or (2) reliance upon data obtained from a meaningful number of sites. Benefits of such designation also include early interactions with FDA to discuss any potential surrogate or intermediate endpoint to be used to support accelerated approval. A regenerative medicine therapy that is granted accelerated approval and is subject to post-approval requirements may fulfill such requirements through the submission of clinical evidence, clinical studies, patient registries, or other sources of real-world evidence, such as electronic health records; the collection of larger confirmatory data sets; or post-approval monitoring of all patients treated with such therapy prior to its approval. RMAT designation is within the discretion of the FDA. Accordingly, even if AVROBIO believes one of AVROBIO’s product candidates meets the criteria for designation as a regenerative medicine advanced therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of RMAT designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of AVROBIO’s product candidates qualify for RMAT designation, the FDA may later decide that the biological products no longer meet the conditions for qualification.

Should AVROBIO resume development of its product candidates, AVROBIO may be unable to obtain orphan drug designation for AVROBIO’s product candidates and, even if AVROBIO obtains such designation, AVROBIO may not be able to realize the benefits of such designation, including potential marketing exclusivity of AVROBIO’s product candidates, if approved.

Regulatory authorities in some jurisdictions, including the United States and other major markets, may designate drugs intended to treat conditions or diseases affecting relatively small patient populations as orphan drugs. Under the Orphan Drug Act of 1983, the FDA may designate a product candidate as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as having a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the European Union, the European Commission grants an orphan designation in respect of a product after receiving the opinion of the EMA’s Committee for Orphan Medicinal Products on an orphan designation application. Orphan designation in the European Union may be granted to products where the sponsor can establish that such product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than 5 in 10,000 persons in the European Union when the application is made. Additionally, orphan designation may be granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition when, without incentives, it is unlikely that sales of the product would generate sufficient returns in the European Union to justify the necessary investment in developing the product. In either case, the applicant must be able to establish that there is no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the European Union, or if such a method exists, the product would be of a significant benefit to those affected by the condition.

If AVROBIO requests orphan drug designation (or the foreign equivalent) for any other product candidates, there can be no assurances that the FDA or applicable foreign regulatory authorities will grant such designation. Additionally, the designation of any of AVROBIO’s product candidates as an orphan product does not mean that any regulatory agency will accelerate regulatory review of, or ultimately approve, that product candidate, nor does it limit the ability of any regulatory agency to grant orphan drug designation to product candidates of other companies that treat the same indications as AVROBIO’s product candidates prior to AVROBIO’s product candidates receiving exclusive marketing approval.

Generally, if a product candidate with an orphan drug designation receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or foreign regulatory authorities from approving another marketing application for a product that constitutes the same drug treating the same indication for that marketing exclusivity period, except in limited circumstances. If another sponsor receives such approval before AVROBIO does (regardless of AVROBIO’s orphan drug designation), AVROBIO will be precluded from receiving marketing approval for AVROBIO’s product for the applicable exclusivity period. The applicable period is seven years in the United States and 10 years in the European Union. The exclusivity period in the European Union can be reduced to six years, if at the end of the fifth year, a product no longer meets the criteria for orphan designation or if the product is sufficiently profitable so that market exclusivity is no longer justified. The European Commission introduced a legislative proposal in April 2023 that, if implemented, could reduce the current ten-year marketing exclusivity period in the European Union for certain orphan medicines. Orphan drug exclusivity may be revoked if any regulatory agency determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition.

Even if AVROBIO obtains orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the product candidate from competition because different drugs can be approved for the same condition in the United States. Even after an orphan drug is approved, the FDA may subsequently approve another drug for the same condition if the FDA concludes that the latter drug is not the same drug or is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the European Union, a marketing authorization may be granted to a similar medicinal product for the same orphan indication at any time if:

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the second applicant can establish in its application that its medicinal product, although similar to the orphan medicinal product already authorized, is safer, more effective or otherwise clinically superior;

•	the holder of the marketing authorization for the original orphan medicinal product consents to a second orphan medicinal product application; or

•	the holder of the marketing authorization for the original orphan medicinal product cannot supply sufficient quantities of orphan medicinal product.

A marketing application for a product candidate with rare pediatric disease designation (“ RPDD”), if approved, may not meet the eligibility criteria for a Priority Review Voucher (“PRV”), or the RPDD program may sunset before the FDA is able to consider eligibility for a voucher.

Designation of a drug or biologic as a product for a rare pediatric disease does not guarantee that a BLA for such drug or biologic will meet the eligibility criteria for a rare pediatric disease PRV at the time the application is approved. Under the Federal Food, Drug, and Cosmetic Act (“FD&C Act”), should AVROBIO resume development of AVROBIO’s product candidates, AVROBIO would need to request a rare pediatric disease PRV in AVROBIO’s original BLA for any of AVROBIO’s product candidates that previously received RPDD. The FDA may determine that any such BLA, if approved, does not meet the eligibility criteria for a PRV, including for the following reasons:

•	The disease indication no longer meets the definition of a rare pediatric disease;

•	the BLA contains an active ingredient that has been previously approved in a BLA;

•	the BLA is not deemed eligible for priority review;

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the BLA does not rely on clinical data derived from studies examining a pediatric population and dosages of the drug intended for that population (that is, if the BLA does not contain sufficient clinical data to allow for adequate labeling for use by the full range of affected pediatric patients); or

•	the BLA is approved for a different adult indication than the rare pediatric disease for which the product candidate is designated.

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The authority for the FDA to award rare pediatric disease PRVs for drugs that have received rare pediatric disease designation prior to September 30, 2024 currently expires on September 30, 2026. If the BLA for any of AVROBIO’s product candidates with RPDD is not approved prior to September 30, 2026 for any reason, regardless of whether it meets the criteria for a rare pediatric disease PRV, it will not be eligible for a PRV. However, it is also possible the authority for FDA to award rare pediatric disease PRVs will be further extended through federal lawmaking.

Should AVROBIO resume development of its product candidates, even if AVROBIO obtains regulatory approval for a product candidate, AVROBIO’s products will remain subject to regulatory oversight.

Should AVROBIO resume development of its product candidates, even if AVROBIO obtains any regulatory approval for AVROBIO’s product candidates, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping and submission of safety and other post-market information. Any regulatory approvals that AVROBIO receives for AVROBIO’s product candidates also may be subject to a REMS, limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the quality, safety and efficacy of the product. For example, the holder of an approved BLA is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the BLA. FDA guidance advises that patients treated with gene therapies undergo long-term follow-up observation for potential adverse events for as long as 15 years, unless otherwise agreed by the FDA. The holder of an approved BLA also must submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.

In addition, product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practices (“cGMP”) requirements and adherence to commitments made in the BLA or foreign marketing application. Manufacturers and manufacturers’ facilities are required to comply with extensive FDA, and comparable foreign regulatory authority, requirements including ensuring that quality control and manufacturing procedures conform to cGMP regulations and applicable product tracking and tracing requirements. If AVROBIO, or a regulatory authority, discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or disagrees with the promotion, marketing or labeling of that product, a regulatory authority may impose restrictions relative to that product, the manufacturing facility or AVROBIO, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If AVROBIO fails to comply with applicable regulatory requirements following approval of any of AVROBIO’s product candidates, a regulatory authority may:

•	issue a warning letter asserting that AVROBIO is in violation of the law;

•	seek an injunction or impose administrative, civil or criminal penalties or monetary fines;

•	suspend or withdraw regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve a pending BLA or comparable foreign marketing application (or any supplements thereto) submitted by AVROBIO or AVROBIO’s strategic partners;

•	restrict the marketing or manufacturing of the product;

•	seize or detain the product or otherwise require the withdrawal of the product from the market;

•	refuse to permit the import or export of products; or

•	refuse to allow AVROBIO to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require AVROBIO to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit AVROBIO’s ability to commercialize AVROBIO’s product candidates and adversely affect AVROBIO’s business, financial condition, results of operations and prospects.

In addition, the FDA’s policies, and those of equivalent foreign regulatory agencies, may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of AVROBIO’s product candidates. AVROBIO cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If AVROBIO is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if AVROBIO is not able to maintain regulatory compliance, AVROBIO may lose any marketing approval that AVROBIO may have obtained and AVROBIO may not achieve or sustain profitability, which would materially and adversely affect AVROBIO’s business, financial condition, results of operations and prospects.

Should AVROBIO resume development of its product candidates, AVROBIO’s focus on developing such product candidates may not yield any commercially viable products, and AVROBIO’s failure to successfully identify and develop additional product candidates could impair AVROBIO’s ability to grow.

While AVROBIO initially pursued a growth strategy to identify, develop and market additional product candidates, AVROBIO has halted further development of AVROBIO’s programs and, should AVROBIO resume development of its product candidates, AVROBIO does not anticipate actively seeking additional product candidates beyond AVROBIO’s existing product candidates. Should AVROBIO resume development of its product candidates, AVROBIO may spend several years completing AVROBIO’s development of any particular product candidates, and failure can occur at any stage. The product candidates to which AVROBIO allocates AVROBIO’s resources may not end up being successful. Because AVROBIO has limited resources, AVROBIO may forego or delay pursuit of opportunities with certain programs or product candidates or for indications that later prove to have greater commercial potential than AVROBIO’s product candidates. AVROBIO’s spending on any future research and development programs may not yield any commercially viable product candidates. Should AVROBIO resume development of its product candidates, if AVROBIO does not accurately evaluate the commercial potential for a particular product candidate, AVROBIO may relinquish valuable rights to that product candidate through strategic collaborations, licensing or other arrangements in cases in which it would have been more advantageous for AVROBIO to retain sole development and commercialization rights to such product candidate. If any of these events occur, AVROBIO may be forced to abandon AVROBIO’s development efforts with respect to a particular product candidate or fail to develop a potentially successful product candidate.

In addition, should AVROBIO resume development of its product candidates, certain of AVROBIO’s product candidates may not demonstrate in patients any or all of the pharmacological benefits AVROBIO believes they may possess or compare favorably to existing, approved therapies, such as ERT. AVROBIO has not yet succeeded and may never succeed in demonstrating efficacy and safety of AVROBIO’s product candidates in clinical trials or in obtaining marketing approval thereafter. Accordingly, AVROBIO’s focus on treating these diseases may not result in the development of commercially viable products.

Should AVROBIO resume development of its product candidates, if AVROBIO is unsuccessful in AVROBIO’s development efforts, AVROBIO may not be able to advance the development of AVROBIO’s product candidates, commercialize products, raise capital, expand AVROBIO’s business or continue AVROBIO’s operations.

Risks Related to Manufacturing

Gene therapies are novel, complex and difficult to manufacture. Should AVROBIO resume development of its product candidates, AVROBIO could experience production problems that result in delays in AVROBIO’s development or commercialization programs or otherwise adversely affect AVROBIO’s business.

The manufacturing process AVROBIO uses to produce AVROBIO’s product candidates is complex, novel and has not been validated for commercial use. Should AVROBIO resume development of its product candidates, several factors could cause production interruptions, including equipment malfunctions, facility contamination, raw material shortages or contamination, natural disasters, disruption in utility services, human error or disruptions in the operations of AVROBIO’s suppliers.

AVROBIO’s product candidates require processing steps that are more complex than those required for most chemical pharmaceuticals. Moreover, unlike chemical pharmaceuticals, the physical and chemical properties of a biologic such as AVROBIO’s generally cannot be fully characterized. As a result, assays of the finished product may not be sufficient to ensure that the product will perform in the intended manner. Accordingly, AVROBIO and AVROBIO’s manufacturing suppliers employ multiple steps to control the manufacturing process with the goal of ensuring that the product candidate is made strictly and consistently in compliance with the applicable process and specifications. Problems with the manufacturing process, including even minor deviations from the intended process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims or insufficient inventory. AVROBIO may encounter problems achieving adequate quantities and quality of clinical-grade materials that meet FDA or other applicable regulatory standards or specifications with consistent and acceptable production yields and costs.

In addition, the FDA and other foreign regulatory authorities may require AVROBIO to submit samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA or other foreign regulatory authorities may require that AVROBIO not distribute a lot until the agency authorizes its release. Even slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Should AVROBIO resume development of AVROBIO’s product candidates, there is no assurance AVROBIO will not experience lot failures in the future. Lot failures or product recalls could cause AVROBIO to delay clinical trials, or, if approved, commercial product launches, which could be costly to AVROBIO and otherwise harm AVROBIO’s business, financial condition, results of operations and prospects. AVROBIO’s manufacturing process relies on a platform structure, which AVROBIO refers to as AVROBIO’s plato platform, and, if AVROBIO experiences delays, deviations or failures that impact that platform, such delays, deviations or failures could have an adverse impact on AVROBIO’s development products or future commercialization programs.

Risks Related to AVROBIO’s Reliance on Third Parties

Should AVROBIO resume development of its product candidates, AVROBIO expects to rely on third parties to conduct some or all aspects of AVROBIO’s vector production, product manufacturing, protocol development, research and preclinical and clinical testing, and these third parties may not perform satisfactorily.

Should AVROBIO resume development of its product candidates, AVROBIO does not expect to independently conduct AVROBIO’s vector production, product manufacturing, protocol development, research and preclinical and clinical testing. AVROBIO has historically relied, and, should AVROBIO resume development of its product candidates, expects to continue to rely, on third parties with respect to these items. Any of these third parties may terminate their engagements with AVROBIO or renegotiate the terms of AVROBIO’s agreements at any time. If AVROBIO needs to enter into alternative arrangements, it could delay AVROBIO’s product development activities. AVROBIO’s reliance on these third parties for research and development activities will reduce AVROBIO’s control over these activities but will not relieve AVROBIO of AVROBIO’s responsibility to ensure compliance with all required regulations and study protocols. For example, for product candidates that AVROBIO develops and commercializes on AVROBIO’s own, AVROBIO will remain responsible for ensuring that each of AVROBIO’s preclinical and clinical studies are conducted in accordance with the study plan, protocols and regulatory requirements.

Even with relevant experience and expertise, AVROBIO’s third-party manufacturers may encounter difficulties in production, such as initial production, managing the transition from early to late-stage clinical and commercial manufacturing, and ensuring that the product meets required specifications. These difficulties may include delays, failure or inability achieving production yields, establishing and maintaining stage-appropriate cGMP quality procedures, operator error, shortages of qualified personnel, and compliance with federal, state and foreign regulations. AVROBIO cannot make any assurances that these difficulties will not occur in the future, or that AVROBIO will be able to resolve or address them in a timely manner or at all as problems arise.

Should AVROBIO resume development of its product candidates, if AVROBIO’s contract counterparties do not successfully carry out their contractual duties, meet expected deadlines or conduct AVROBIO’s studies in accordance with regulatory requirements or AVROBIO’s stated study plans and protocols, AVROBIO will not be able to complete, or may be delayed in completing, the preclinical and clinical studies required to support approval of AVROBIO’s product candidates or the FDA or other regulatory agencies may refuse to accept AVROBIO’s clinical or preclinical data.

Should AVROBIO resume development of its product candidates, reliance on third-party manufacturers entails risks to which AVROBIO would not be subject if AVROBIO manufactured the product candidates itself, including:

•	the inability to negotiate manufacturing agreements with third parties under commercially reasonable terms;

•	reduced control as a result of using third-party manufacturers for all aspects of manufacturing activities;

•	termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that is costly or damaging to AVROBIO; and

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disruptions to the operations of AVROBIO’s third-party manufacturers or suppliers caused by conditions unrelated to AVROBIO’s business or operations, including the impact of the COVID-19 pandemic or the bankruptcy of the manufacturer or supplier.

Any of these events could lead to delays of AVROBIO’s preclinical and clinical studies or failure to obtain regulatory approval, or impact AVROBIO’s ability to successfully commercialize future products. Some of these events could be the basis for FDA action, including injunction, recall, seizure or total or partial suspension of production.

AVROBIO has historically relied, and, should AVROBIO resume development of its product candidates, expects to continue to rely, on sole source suppliers for AVROBIO’s automated, closed cell processing system; vector supply; plasmid supply; cell culture media supply; and drug product manufacturing. In addition, AVROBIO is dependent on a limited number of suppliers for some of AVROBIO’s other components and materials used in AVROBIO’s product candidates.

AVROBIO has moved AVROBIO’s cell processing to an automated, closed system with a sole source supplier. In addition, AVROBIO has historically relied, and, should AVROBIO resume development of its product candidates, expect to continue to rely, on sole source suppliers for vector supply, plasmid supply and cell culture media, as well as drug product manufacturing for AVROBIO-sponsored clinical trials. Should AVROBIO resume development of its product candidates, AVROBIO’s sole source suppliers may be unwilling or unable to supply product to AVROBIO reliably, continuously or at the levels AVROBIO anticipates or are required by AVROBIO’s clinical trial activities. Such suppliers could still delay, suspend, or terminate supply of product to AVROBIO for a number of reasons, including manufacturing or quality issues, payment disputes with AVROBIO, intellectual property disputes with third parties, bankruptcy or insolvency, earthquakes or other natural disasters or other occurrences.

In addition, AVROBIO depends on a limited number of suppliers for some of the other components necessary for AVROBIO’s product candidates. Should AVROBIO resume development of its product candidates, AVROBIO cannot be sure that any of AVROBIO’s suppliers will remain in business, or that they will not be purchased by one of AVROBIO’s competitors or another company that is not interested in continuing to produce these materials for AVROBIO’s intended purpose. AVROBIO’s use of a sole source or limited number of suppliers of raw materials, components and finished goods exposes AVROBIO to several risks, including disruptions in supply, price increases, late deliveries and an inability to meet customer demand. There are, in general, relatively few alternative sources of supply for these components and equipment. Any of AVROBIO’s vendors may be unable or unwilling to meet AVROBIO’s future demands for AVROBIO’s clinical trials or commercial sale. Establishing additional or replacement suppliers for these components and materials could take a substantial amount of time and it may be difficult or impossible to establish replacement suppliers who meet regulatory requirements. Any disruption in supply from any supplier or manufacturing location could lead to supply delays or interruptions which would damage AVROBIO’s business, financial condition, results of operations and prospects.

Should AVROBIO resume development of its product candidates and AVROBIO is required to switch to a replacement supplier or manufacture materials itself, the manufacture and delivery of AVROBIO’s product candidates could be interrupted for an extended period, adversely affecting AVROBIO’s business. Establishing additional or replacement suppliers may not be accomplished quickly, and AVROBIO may not be able to enter agreements with replacement suppliers on reasonable terms, if at all. In either scenario, AVROBIO’s clinical trials supply could be delayed significantly as AVROBIO establishes alternative supply sources. In some cases, the technical skills required to manufacture AVROBIO’s products or product candidates may be unique or proprietary to the original CMO and AVROBIO may have difficulty, or there may be contractual restrictions prohibiting AVROBIO from, transferring such skills to a back-up or alternate supplier, or AVROBIO may be unable to transfer such skills at all. If AVROBIO is able to find a replacement supplier, the replacement supplier would need to be qualified and may require additional regulatory authority approval, which could result in further delay. For example, the FDA could require additional supplemental bridging data if AVROBIO relies upon a new supplier. AVROBIO may be unsuccessful in demonstrating the comparability of clinical supplies which could require the conduct of additional clinical trials. If AVROBIO resumes development of its product candidates, AVROBIO would seek to maintain adequate inventory of the components and materials used in AVROBIO’s product candidates; however, any interruption or delay in the supply of components or materials, or AVROBIO’s inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair AVROBIO’s ability to conduct AVROBIO’s clinical trials and, if AVROBIO’s product candidates are approved, to meet the demand of AVROBIO’s customers and cause them to cancel orders.

In addition, as part of the FDA’s approval of AVROBIO’s product candidates, the FDA must review and approve the individual components of AVROBIO’s production process, which includes the manufacturing processes and facilities of AVROBIO’s suppliers. AVROBIO’s current suppliers have not undergone this process, nor have they had any components included in any product approved by the FDA.

AVROBIO’s reliance on suppliers subjects AVROBIO to a number of risks that, should AVROBIO resume development of its product candidates, could materially harm AVROBIO’s reputation, business, and financial condition, including, among other things:

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delays in production, supply, shipment or delivery as a result of the COVID-19 pandemic or trade sanctions, embargoes, and heightened export requirements resulting from the war in Ukraine and the evolving conflicts in Israel and the Gaza Strip;

•	the interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;

•	delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier’s variation in a component;

•	a lack of long-term supply arrangements for key components with AVROBIO’s suppliers;

•	the inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;

•	difficulty and cost associated with locating and qualifying alternative suppliers for AVROBIO’s components in a timely manner;

•	production delays related to the evaluation and testing of products from alternative suppliers, and corresponding regulatory qualifications;

•	a delay in delivery due to AVROBIO’s suppliers prioritizing other customer orders over AVROBIO’s;

•	damage to AVROBIO’s reputation caused by defective components produced by AVROBIO’s suppliers;

•	increased cost of AVROBIO’s warranty program due to product repair or replacement based upon defects in components produced by AVROBIO’s suppliers; and

•	fluctuation in delivery by AVROBIO’s suppliers due to changes in demand from AVROBIO or their other customers.

If any of these risks materialize, AVROBIO’s costs could significantly increase and AVROBIO’s ability to conduct AVROBIO’s clinical trials and, if AVROBIO’s product candidates are approved, to meet demand for AVROBIO’s products could be impacted.

AVROBIO and AVROBIO’s contract manufacturers are subject to significant regulation with respect to manufacturing AVROBIO’s products. The manufacturing facilities on which AVROBIO has relied may not continue to meet regulatory requirements and have limited capacity.

In AVROBIO’s development activities to date, AVROBIO has relied on sole source suppliers of AVROBIO’s automated, closed cell processing system; vector supply; plasmid supply; cell culture media; as well as drug product manufacturing for AVROBIO-sponsored clinical trials. In addition, AVROBIO has depended on a limited number of suppliers for some of the other components necessary for AVROBIO’s product candidates. Each of AVROBIO’s suppliers may require licenses to manufacture such components if such processes are not owned by the supplier or in the public domain, and AVROBIO may be unable to transfer or sublicense the intellectual property rights AVROBIO may have with respect to such activities.

All entities involved in the preparation of therapeutics for clinical studies or commercial sale, including AVROBIO’s contract manufacturers for AVROBIO’s product candidates, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in clinical studies must be manufactured in accordance with cGMP. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of adventitious agents or other contaminants, or to inadvertent changes in the properties or stability of AVROBIO’s product candidates that may not be detectable in final product testing. AVROBIO or AVROBIO’s contract manufacturers must supply all necessary documentation in support of a BLA on a timely basis and must adhere to the FDA’s good laboratory practices (“GLP”) and cGMP regulations enforced by the FDA through its facilities inspection program. Some of AVROBIO’s contract manufacturers have not produced a commercially-approved product and have never been inspected by the FDA before. AVROBIO’s facilities and quality systems and the facilities and quality systems of some or all of AVROBIO’s third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of AVROBIO’s product candidates or any of AVROBIO’s other potential products. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of AVROBIO’s product candidates or AVROBIO’s other potential products or the associated quality systems for compliance with the regulations applicable to the activities being conducted. If these facilities do not pass a pre-approval plant inspection, or if the FDA is unable to conduct such an inspection due to the COVID-19 pandemic or similar public health crisis, the FDA may issue a complete response letter or defer action on AVROBIO’s applications, and approval of the products may be delayed or may not be granted.

The regulatory authorities also may, at any time following approval of a product for sale, audit AVROBIO’s manufacturing facilities or those of AVROBIO’s third-party contractors. If any such inspection or audit identifies a failure to comply with applicable regulations or if a violation of AVROBIO’s product specifications or applicable regulations occurs independent of such an inspection or audit, AVROBIO or the relevant regulatory authority may require remedial measures that may be costly and/or time-consuming for AVROBIO or a third party to implement and that may include the temporary or permanent suspension of a clinical study or commercial sales or the temporary or permanent closure of a facility. Any such remedial measures imposed upon AVROBIO or third parties with whom AVROBIO contracts could materially harm AVROBIO’s business.

If AVROBIO or any of AVROBIO’s third-party manufacturers fail to maintain regulatory compliance, the FDA can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new drug product or biologic product, or revocation of a pre-existing approval. As a result, AVROBIO’s business, financial condition and results of operations may be materially harmed.

Should AVROBIO resume development of its product candidates, these factors could cause the delay of clinical studies, regulatory submissions, required approvals or commercialization of AVROBIO’s product candidates, cause AVROBIO to incur higher costs and prevent AVROBIO from commercializing AVROBIO’s products successfully. Furthermore, if AVROBIO’s suppliers fail to meet contractual requirements, and AVROBIO is unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, AVROBIO’s preclinical and clinical studies may be delayed.

AVROBIO’s reliance on third parties requires AVROBIO to share AVROBIO’s trade secrets, which increases the possibility that a competitor will discover them or that AVROBIO’s trade secrets will be misappropriated or disclosed.

Because AVROBIO has relied and, should AVROBIO resume development of its product candidates, would expect to continue to rely on third parties to manufacture AVROBIO’s vectors and AVROBIO’s product candidates, and because AVROBIO collaborates with various organizations and academic institutions on the advancement of AVROBIO’s gene therapy approach, AVROBIO must, at times, share trade secrets with them. AVROBIO seeks to protect AVROBIO’s proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with AVROBIO’s collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose AVROBIO’s confidential information, such as trade secrets.

Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by AVROBIO’s competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that AVROBIO’s proprietary position is based, in part, on AVROBIO’s know-how and trade secrets, a competitor’s discovery of AVROBIO’s trade secrets or other unauthorized use or disclosure would impair AVROBIO’s competitive position and may have a material adverse effect on AVROBIO’s business.

In addition, these agreements typically restrict the ability of AVROBIO’s collaborators, advisors, employees and consultants to publish data potentially relating to AVROBIO’s trade secrets. AVROBIO’s academic collaborators typically have rights to publish data, provided that AVROBIO is notified in advance and may delay publication for a specified time in order to secure AVROBIO’s intellectual property rights arising from the collaboration. In other cases, publication rights are controlled exclusively by AVROBIO, although in some cases AVROBIO may share these rights with other parties. Despite AVROBIO’s efforts to protect AVROBIO’s trade secrets, AVROBIO’s competitors may discover AVROBIO’s trade secrets, either through breach of these agreements, independent development or publication of information including AVROBIO’s trade secrets in cases where AVROBIO does not have proprietary or otherwise protected rights at the time of publication. A competitor’s discovery of AVROBIO’s trade secrets would impair AVROBIO’s competitive position and have an adverse impact on AVROBIO’s business.

Risks Related to Commercialization of AVROBIO’s Product Candidates

Should AVROBIO resume development of its product candidates and obtain approval of any of AVROBIO’s product candidates, and AVROBIO is unable to establish sales, distribution and marketing capabilities or enter into agreements with third parties to market and sell AVROBIO’s product candidates, AVROBIO will be unable to generate any product revenue.

To successfully commercialize any of AVROBIO’s product candidates, if approved, AVROBIO will need to develop AVROBIO’s commercial capabilities, either on AVROBIO’s own or with others, should AVROBIO resume development of its product candidates. The establishment and development of AVROBIO’s own commercial team or the establishment of a contract sales force to market any product candidate AVROBIO may develop will be expensive and time-consuming and could delay any product launch. Moreover, AVROBIO cannot be certain that AVROBIO will be able to successfully develop this capability. AVROBIO may enter into collaborations regarding any approved product candidates with other entities to utilize their established marketing and distribution capabilities, but AVROBIO may be unable to enter into such agreements on favorable terms, if at all. If any future collaborators do not commit sufficient resources to commercialize AVROBIO’s product candidates, or AVROBIO is unable to develop the necessary capabilities on AVROBIO’s own, AVROBIO will be unable to generate sufficient product revenue to sustain AVROBIO’s business. AVROBIO competes with many companies that currently have extensive, experienced and well-funded sales, distribution and marketing operations to recruit, hire, train and retain marketing and sales personnel. AVROBIO also faces competition in AVROBIO’s search for third parties to assist AVROBIO with the sales and marketing efforts of AVROBIO’s product candidates, if approved. Without an internal team or the support of a third-party to perform marketing and sales functions, AVROBIO may be unable to compete successfully against these more established companies.

Should AVROBIO resume development of its product candidates and the market opportunities for AVROBIO’s product candidates are smaller than AVROBIO believes they are, AVROBIO’s product revenues may be adversely affected and AVROBIO’s business may suffer.

AVROBIO has historically focused AVROBIO’s research and product development on treatments for serious lysosomal disorders. AVROBIO’s understanding of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with AVROBIO’s product candidates, are based on estimates. These estimates may prove to be incorrect and new studies may reduce the estimated incidence or prevalence of these diseases. The number of patients in the United States and elsewhere may turn out to be lower than expected or may not be otherwise amenable to treatment with AVROBIO’s products, patients may become increasingly difficult to identify and access, and any approval AVROBIO receives from regulatory agencies may be for a narrower indication and smaller patient population than anticipated, all of which, should AVROBIO resume development of its product candidates, would adversely affect AVROBIO’s business, financial condition, results of operations and prospects.

Should AVROBIO resume development of its product candidates, the commercial success of any current or future product candidate will depend upon the degree of market acceptance by physicians, patients, third-party payors and others in the medical community.

Should AVROBIO resume development of its product candidates, and thereafter if AVROBIO obtains any regulatory approval for AVROBIO’s product candidates, the commercial success of AVROBIO’s product candidates will depend in part on the medical community, patients, and third-party payors accepting gene therapy products in general, and AVROBIO’s product candidates in particular, as effective, safe and cost-effective. Any product that AVROBIO brings to the market may not gain market acceptance by physicians, patients, third-party payors and others in the medical community. The degree of market acceptance of these product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the potential efficacy and potential advantages over alternative treatments, including any similar generic treatments;

•	the efficacy and safety as demonstrated in pivotal clinical trials and published in peer-reviewed journals;

•

the prevalence and severity of any adverse events or side effects, including any limitations or warnings contained in a product’s approved labeling or that are later found to be associated with a product, including in findings from long-term follow-up studies;

•	the prevalence and severity of any side effects resulting from the conditioning regimen for the administration of AVROBIO’s product candidates;

•	the ability to offer the products for sale at competitive prices;

•	the clinical indications for which the products are approved by the FDA or comparable regulatory agencies;

•	the relative convenience and ease of dosing and administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support and timing of market introduction of competitive products;

•	restrictions on how the product is distributed;

•	the availability of accessible and skilled healthcare centers capable of administering AVROBIO’s treatments;

•	publicity concerning AVROBIO’s products or competing products and treatments; and

•	favorable third-party insurance coverage and sufficient reimbursement.

Sales of medical products also depend on the willingness of physicians to prescribe the treatment, which is likely to be based on a determination by these physicians that the products are safe, therapeutically effective and cost effective. In addition, the inclusion or exclusion of products from treatment guidelines established by various physician groups and the viewpoints of influential physicians can affect the willingness of other physicians to prescribe the treatment. AVROBIO cannot predict whether physicians, physicians’ organizations, hospitals, other healthcare providers, government agencies or private insurers will determine that AVROBIO’s product is safe, therapeutically effective and cost effective as compared with competing treatments.

Even if a product candidate displays a favorable efficacy and safety profile in preclinical and clinical studies, market acceptance of the product, if approved for commercial sale, will not be known until after it is launched. AVROBIO’s efforts to educate the medical community and third-party payors on the benefits of AVROBIO’s product candidates may require significant resources and may never be successful. Such efforts to educate the marketplace may require more resources than are required by the conventional technologies marketed by AVROBIO’s competitors. If these products do not achieve an adequate level of acceptance, AVROBIO may not generate significant product revenue and may not become profitable.

Should AVROBIO resume development of its product candidates, if AVROBIO obtains approval to commercialize AVROBIO’s product candidates outside of the United States, a variety of risks associated with international operations could materially adversely affect AVROBIO’s business.

AVROBIO had been conducting clinical trials for AVROBIO’s product candidates in the United States, Canada and Australia, and should AVROBIO resume development of its product candidates, AVROBIO would expect to expand AVROBIO’s clinical trials to other geographies. If any of AVROBIO’s product candidates are approved for commercialization, AVROBIO may enter into agreements with third parties to market them on a worldwide basis or in more limited geographical regions. AVROBIO expects that AVROBIO will be subject to additional risks related to entering into international business relationships, including:

•	different regulatory requirements for approval of drugs and biologics in foreign countries;

•	reduced protection for intellectual property rights;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation, fluctuating interest rates, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

The insurance coverage and reimbursement status of newly-approved products are uncertain. Should AVROBIO resume development of its product candidates, failure to obtain or maintain adequate coverage and reimbursement for any of AVROBIO’s product candidates, if approved, could limit AVROBIO’s ability to market those products and decrease AVROBIO’s ability to generate revenue.

The regulations that govern marketing approvals, pricing and reimbursement for new drugs vary widely from country to country. In the United States, recently enacted legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, AVROBIO might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay AVROBIO’s or their commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenue AVROBIO is able to generate from the sale of the product in that country. Adverse pricing limitations may hinder AVROBIO’s ability to recoup AVROBIO’s investment in one or more product candidates, even if any product candidates AVROBIO may develop obtain marketing approval. Please see the section titled “AVROBIO’s Business – Government Regulation – Coverage and Reimbursement.”

Should AVROBIO resume development of its product candidates, and obtain regulatory approval for such candidates, AVROBIO’s ability to successfully commercialize AVROBIO’s product candidates or any other products that AVROBIO may develop also will depend in part on the extent to which reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers, and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. The availability and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford treatments. Sales of AVROBIO’s product candidates will depend substantially, both domestically and abroad, on the extent to which the costs of AVROBIO’s product candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. AVROBIO may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. If reimbursement is not available, or is available only at limited levels, AVROBIO may not be able to successfully commercialize AVROBIO’s product candidates, if approved. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow AVROBIO to establish or maintain pricing sufficient to realize a sufficient return on AVROBIO’s investment.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, the principal decisions about reimbursement for new medicines are typically made by Centers for Medicare & Medicaid Services (“CMS”) an agency within the U.S. Department of Health and Human Services (“HHS”) as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors tend to follow CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement for fundamentally novel products such as AVROBIO’s, as there is no body of established practices and precedents for these new products. Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs and commercial payors are critical to new product acceptance. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement.

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and AVROBIO believes the increasing emphasis on cost-containment initiatives in Europe and certain other major markets where AVROBIO plans to commercialize may put pressure on the pricing and usage of AVROBIO’s product candidates. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems, and pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, AVROBIO may be required to conduct a clinical trial that compares the cost effectiveness of AVROBIO’s product candidates to other available therapies. In general, the prices of medicines under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for medicines, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that AVROBIO is able to charge for AVROBIO’s product candidates. Accordingly, in markets outside the United States, the reimbursement for AVROBIO’s products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenues and profits.

Moreover, efforts by governmental and other third-party payors, in the United States and abroad, to cap or reduce healthcare costs may cause such organizations to limit both coverage and level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for AVROBIO’s product candidates. Should AVROBIO resume development of its product candidates, AVROBIO expects to experience pricing pressures in connection with the sale of any of AVROBIO’s product candidates, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

Due to the novel nature of AVROBIO’s technology and the potential for AVROBIO’s product candidates to offer therapeutic benefit in a single administration, AVROBIO faces uncertainty related to pricing and reimbursement for these product candidates should AVROBIO resume their development.

Should AVROBIO resume development of its product candidates, AVROBIO’s target patient populations are relatively small, as a result of which the pricing and reimbursement of AVROBIO’s product candidates, if approved, must be adequate to support commercial infrastructure. If AVROBIO is unable to obtain adequate levels of reimbursement, AVROBIO’s ability to successfully market and sell AVROBIO’s product candidates will be adversely affected. The manner and level at which reimbursement is provided for services related to AVROBIO’s product candidates (e.g., for administration of AVROBIO’s product to patients) is also important. Inadequate reimbursement for such services may lead to physician resistance and adversely affect AVROBIO’s ability to market or sell AVROBIO’s product candidates, if approved. Moreover, if approved for marketing, because AVROBIO’s product candidates are designed to provide their intended therapeutic benefit from a single administration, treatment with AVROBIO’s product candidates may result in a decrease in the available pool of target patients.

Healthcare legislative reform measures and constraints on national budget social security systems may have a material adverse effect on AVROBIO’s business and results of operations.

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of AVROBIO’s product candidates or any future product candidates, restrict or regulate post-approval activities and affect AVROBIO’s ability to profitably sell any product for which AVROBIO obtains marketing approval. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. There have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. Please see the section titled “Business – Government Regulation – Healthcare Reform.”

Should AVROBIO resume development of its product candidates, the continuing efforts of the government, insurance companies, managed care organizations and other payers of healthcare services to contain or reduce costs of healthcare may adversely affect:

•	the demand for any of AVROBIO’s product candidates, if approved;

•	the ability to set a price that AVROBIO believes is fair for any of AVROBIO’s product candidates, if approved;

•	AVROBIO’s ability to generate revenues and achieve or maintain profitability;

•	the level of taxes that AVROBIO is required to pay; and

•	the availability of capital.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical and biologic products. AVROBIO cannot be sure whether additional legislative changes will be enacted, or whether existing regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of AVROBIO’s product candidates, if any, may be. In addition, increased scrutiny by Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject AVROBIO to more stringent product labeling and post-marketing testing and other requirements.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for AVROBIO’s product candidates. There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. It is expected that the healthcare reform measures that have been adopted and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that AVROBIO receives for any approved product and could seriously harm AVROBIO’s future revenues. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. Should AVROBIO resume development of its product candidates, the implementation of cost containment measures or other healthcare reforms may prevent AVROBIO from being able to generate revenue, attain profitability or commercialize AVROBIO’s product candidates.

Inadequate funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of AVROBIO’s business may rely, which could negatively impact AVROBIO’s business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other agencies on which AVROBIO’s operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect AVROBIO’s business. For example, over the last several years the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA and other government employees and stop critical activities. Since March 2020, when foreign and domestic inspections of facilities were largely placed on hold, the FDA has been working to resume pre-pandemic levels of inspection activities, including routine surveillance, bioresearch monitoring and pre-approval inspections. Should the FDA determine that an inspection is necessary for approval and an inspection cannot be completed during the review cycle due to restrictions on travel, and the FDA does not determine a remote interactive evaluation to be adequate, the FDA has stated that it generally intends to issue, depending on the circumstances, a complete response letter or defer action on the application until an inspection can be completed. During the COVID-19 public health emergency, a number of companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. Regulatory authorities outside the U.S. may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic or any other public health crisis and may experience delays in their regulatory activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process AVROBIO’s regulatory submissions, should AVROBIO resume development of its product candidates, which could have a material adverse effect on AVROBIO’s business. Further, future shutdowns of other government agencies, such as the SEC, may also impact AVROBIO’s business through review of AVROBIO’s public filings and AVROBIO’s ability to access the public markets.

Should AVROBIO resume development of its product candidates, any contamination in AVROBIO’s manufacturing process, shortages of materials or failure of any of AVROBIO’s key suppliers to deliver necessary components could result in interruption in the supply of AVROBIO’s product candidates and delays in AVROBIO’s clinical development or commercialization schedules.

Given the nature of biologics manufacturing, there is a risk of contamination in AVROBIO’s manufacturing processes. Should AVROBIO resume development of AVROBIO’s product candidates, any contamination could materially adversely affect AVROBIO’s ability to produce product candidates on schedule and could, therefore, harm AVROBIO’s results of operations and cause reputational damage.

Some of the materials required in AVROBIO’s manufacturing process are derived from biologic sources. Such materials are difficult to procure and may be subject to contamination or recall. A material shortage, contamination, recall or restriction on the use of biologically derived substances in the manufacture of AVROBIO’s product candidates could adversely impact or disrupt the commercial manufacturing or the production of clinical material, which could materially and adversely affect AVROBIO’s development timelines and AVROBIO’s business, financial condition, results of operations and prospects.

Risks Related to AVROBIO’s Business Operations

AVROBIO’s gene therapy approach utilizes lentiviral vectors derived from viruses, which may be perceived as unsafe or may result in unforeseen adverse events. Negative public opinion and increased regulatory scrutiny of gene therapy and genetic research may damage public perception of AVROBIO’s product candidates or adversely affect AVROBIO’s ability to conduct AVROBIO’s business or obtain regulatory approvals for AVROBIO’s product candidates, should AVROBIO resume their development.

Gene therapy remains a novel technology, with only a limited number of gene therapy products approved to date. Public perception may be influenced by claims that gene therapy is unsafe, and gene therapy may not gain the acceptance of the public or the medical community. In particular, AVROBIO’s success will depend upon physicians specializing in the treatment of those diseases that AVROBIO’s product candidates target prescribing treatments that involve the use of AVROBIO’s product candidates in lieu of, or in addition to, existing treatments they are already familiar with and for which greater clinical data may be available. More restrictive government regulations or negative public opinion would have a negative effect on AVROBIO’s business or financial condition and may delay or impair the development and commercialization of AVROBIO’s product candidates or demand for any products should AVROBIO resume development of its product candidates. For example, earlier gene therapy trials led to several well-publicized adverse events, including cases of leukemia, myelodysplastic syndromes and deaths seen in other trials using other vectors. Adverse events in AVROBIO’s clinical studies or discovered in long-term follow-up, even if not ultimately attributable to AVROBIO’s product candidates (such as the many adverse events that typically arise from the conditioning process), or adverse events in other gene therapy trials, and the resulting publicity could result in a decline in AVROBIO’s stock price, increased governmental regulation, unfavorable public perception and, should AVROBIO resume development of its product candidates, potential regulatory delays in the testing or approval of AVROBIO’s potential product candidates, stricter labeling requirements for those product candidates that are approved and a decrease in demand for any such product candidates.

AVROBIO’s future success depends on AVROBIO’s ability to retain key employees, consultants and advisors and to attract, retain and motivate qualified personnel.

AVROBIO is highly dependent on principal members of AVROBIO’s executive team and key employees, the loss of whose services may adversely impact the achievement of AVROBIO’s objectives. While AVROBIO has entered into employment agreements with each of AVROBIO’s executive officers, any of them could leave AVROBIO’s employment at any time, as all of AVROBIO’s employees are “at will” employees. Following the resignation of AVROBIO’s former President and Chief Executive Officer, Geoff MacKay, on May 1, 2023, AVROBIO appointed its Chief Financial Officer, Erik Ostrowski, to serve in the additional roles of President and Interim Chief Executive Officer, effective on May 1, 2023. In July 2023, in connection with the determination to halt further development of AVROBIO’s programs and to conduct a comprehensive exploration of strategic alternatives, AVROBIO paused AVROBIO’s search for a permanent Chief Executive Officer. Accordingly, no assurance can be made as to when or whether AVROBIO will hire a permanent Chief Executive Officer. AVROBIO does not maintain “key person” insurance policies on the lives of these individuals or the lives of any of AVROBIO’s other employees. The loss of the services of one or more of AVROBIO’s current executive or key employees might impede the achievement of AVROBIO’s ongoing business commitments and strategic objectives.

Retaining other qualified employees, consultants and advisors for AVROBIO’s business, including scientific and technical personnel, remains critical to AVROBIO’s success. AVROBIO implemented a reduction in force in January 2022 in connection with the deprioritization of AVROBIO’s Fabry disease program, and through the first half of 2022 AVROBIO continued to streamline employee headcount including senior management. In July 2023, in connection with the determination to halt further development of AVROBIO’s programs and to conduct a comprehensive exploration of strategic alternatives, AVROBIO implemented a reduction in force by approximately 50% across different areas. AVROBIO’s remaining workforce was further reduced by 11 employees in a workforce reduction implemented effective as of October 31, 2023, three employees in a workforce reduction implemented effective as of November 30, 2023, and five employees in a further workforce reduction implemented effective as of December 31, 2023. Reductions in force, management changes and program reprioritizations can have an adverse impact on employee morale. While AVROBIO believes AVROBIO’s relations with AVROBIO’s continuing employees to be good, there can be no assurance that AVROBIO can avoid retention challenges for skilled personnel as AVROBIO explores potential strategic alternatives. There is currently a shortage of skilled executives and other personnel in AVROBIO’s industry, which is likely to continue. As a result, competition for skilled personnel, including in gene therapy research and vector manufacturing, is intense and the turnover rate can be high. AVROBIO may not be able to retain personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for individuals with similar skill sets. In addition, AVROBIO’s ability to retain qualified personnel could be impacted by other factors, such as remote or hybrid working arrangements, which could impact employees’ productivity and morale. In addition, in recent months, the market price of AVROBIO’s common stock has experienced significant downward pressure, resulting in “underwater” or “out-of-the-money” stock options for many of AVROBIO’s employees, thereby limiting the desired retentive effect that AVROBIO’s equity incentive program was intended to achieve. The inability to recruit, if necessary, or the loss of the services of any executive, key employee, skilled personnel, consultant or advisor may impede AVROBIO’s business objectives. Furthermore, AVROBIO may not realize, in full or in part, the anticipated benefits, savings and improvements in AVROBIO’s cost structure from AVROBIO’s workforce reductions and restructuring efforts due to unforeseen difficulties, delays or unexpected costs. If AVROBIO is unable to realize the expected operational efficiencies and cost savings from the restructuring, AVROBIO’s operating results and financial condition would be adversely affected. AVROBIO’s restructuring plan may also be disruptive to AVROBIO’s operations, for example, AVROBIO’s reductions in force could yield unanticipated consequences, such as increased difficulties in implementing AVROBIO’s pursuit of strategic alternatives, including retention of AVROBIO’s remaining employees, attrition beyond AVROBIO’s reductions in force and employee litigation related to the reductions in force could be costly and prevent management from fully concentrating on the business.

Should AVROBIO resume development of its product candidates, AVROBIO may need to expand or streamline AVROBIO’s operations and AVROBIO may experience difficulties in managing any such changes, which could disrupt AVROBIO’s operations.

Should AVROBIO resume development of its product candidates, AVROBIO may need to rapidly expand AVROBIO’s full-time employee base and to hire more consultants and contractors. AVROBIO’s management may need to divert a disproportionate amount of its attention away from AVROBIO’s day-to-day activities and devote a substantial amount of time to managing these growth activities. AVROBIO may not be able to effectively manage the expansion of AVROBIO’s operations, which may result in weaknesses in AVROBIO’s infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. AVROBIO’s expected growth could require significant capital expenditures and may divert financial resources from other projects if AVROBIO’s management is unable to effectively manage AVROBIO’s growth, AVROBIO’s expenses may increase more than expected, AVROBIO’s ability to generate and/or grow revenues could be reduced, and AVROBIO may not be able to implement AVROBIO’s business strategy. AVROBIO’s future financial performance and AVROBIO’s ability to commercialize product candidates and compete effectively will depend, in part, on AVROBIO’s ability to effectively manage any future growth.

Conversely, headwinds in the overall economy and limited availability of suitable financing to meet AVROBIO’s needs could constrain AVROBIO’s ability to achieve AVROBIO’s growth objectives, and could in turn lead to further reductions in force or scaling back of business operations, that could impact employee morale and adversely impact AVROBIO’s ability to manage ongoing operations, should AVROBIO resume development of its product candidates.

Should AVROBIO resume development of its product candidates and AVROBIO is unable to manage expected growth in the scale and complexity of AVROBIO’s operations, AVROBIO’s performance may suffer.

Should AVROBIO resume development of its product candidates, AVROBIO will need to expand AVROBIO’s managerial, operational, financial and other systems and resources to manage AVROBIO’s operations, resume AVROBIO’s research and development activities and, in the longer term, build a commercial infrastructure to support commercialization of any of AVROBIO’s product candidates that are approved for sale. Future growth would impose significant added responsibilities on members of management. It is likely that AVROBIO’s management, finance, development personnel, systems and facilities currently in place may not be adequate to support this future growth. AVROBIO’s need to effectively manage AVROBIO’s operations, growth and product candidates requires that AVROBIO continues to develop more robust business processes and improve AVROBIO’s systems and procedures in each of these areas and to attract and retain sufficient numbers of talented employees. AVROBIO may be unable to successfully implement these tasks on a larger scale and, accordingly, may not achieve AVROBIO’s research, development and growth goals.

AVROBIO’s employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

AVROBIO is exposed to the risk of fraud or other misconduct by AVROBIO’s employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures to comply with the regulations of the FDA or of other foreign regulatory authorities, provide accurate information to the FDA and other foreign regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to AVROBIO. In particular, sales, marketing and business conduct in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of healthcare professional interactions, drug pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and cause serious harm to AVROBIO’s reputation. AVROBIO has adopted a code of conduct applicable to all of AVROBIO’s employees, but it is not always possible to identify and deter employee misconduct, and the precautions AVROBIO takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting AVROBIO from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against AVROBIO, and AVROBIO is not successful in defending itself or asserting AVROBIO’s rights, those actions could have a significant impact on AVROBIO’s business, including the imposition of significant fines or other sanctions.

AVROBIO is subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. AVROBIO can face serious consequences for violations.

Among other matters, U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors, and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. AVROBIO has direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. AVROBIO also expects, should AVROBIO resume development of its product candidates, that AVROBIO’s non-U.S. activities would increase in time. Should AVROBIO resume development of its product candidates, AVROBIO would also expect to engage third parties for clinical trials and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals and AVROBIO can be held liable for the corrupt or other illegal activities of AVROBIO’s personnel, agents, or partners, even if AVROBIO does not explicitly authorize or have prior knowledge of such activities. The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The SEC also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the United States Foreign Corrupt Practices Act’s accounting provisions.

AVROBIO is subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws health information privacy and security laws, and other health care laws and regulations. If AVROBIO is unable to comply, or have not fully complied, with such laws, AVROBIO could face substantial penalties.

AVROBIO is subject, and may be increasingly subject if AVROBIO obtains FDA approval for any of AVROBIO’s product candidates, to various federal and state fraud and abuse laws and regulations, including, without limitation, the federal Health Care Program Anti-Kickback Statute, the federal civil and criminal False Claims Act and Physician Payments Sunshine Act and regulations. Please see the section titled “Business – Government Regulation – Other Healthcare Laws and Compliance Requirements.”

These laws will impact, among other things, AVROBIO’s clinical trial programs, healthcare professional interactions, grant making activities, and AVROBIO’s anticipated sales, marketing and medical educational programs. In addition, AVROBIO may be subject to patient privacy laws by both the federal government and the states in which AVROBIO conducts AVROBIO’s business.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time-and resource-consuming and can divert a company’s attention from the business.

The failure to comply with any of these laws or regulatory requirements subjects entities to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in federal and state funded healthcare programs (such as Medicare and Medicaid), contractual damages and the curtailment or restructuring of AVROBIO’s operations, as well as additional reporting obligations and oversight if AVROBIO becomes subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Any action for violation of these laws, even if successfully defended, could cause a pharmaceutical manufacturer to incur significant legal expenses and divert management’s attention from the operation of the business. If any of the physicians or other healthcare providers or entities with whom AVROBIO expects to do business is found not to be in compliance with applicable laws, that person or entity may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. Prohibitions or restrictions on personnel, sales or withdrawal of future marketed products could materially affect business in an adverse way.

Efforts to ensure that AVROBIO’s business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that AVROBIO’s business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against AVROBIO, and AVROBIO is not successful in defending itself or asserting AVROBIO’s rights, those actions could have a significant impact on AVROBIO’s business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of AVROBIO’s operations, any of which could adversely affect AVROBIO’s ability to operate AVROBIO’s business and AVROBIO’s results of operations. In addition, the approval and commercialization of any of AVROBIO’s candidates outside the United States will also likely subject AVROBIO to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

Failure to comply with health and data protection laws and regulations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect AVROBIO’s operating results and business.

AVROBIO and any potential collaborators may be subject to federal, state, and foreign data protection laws and regulations (i.e., laws and regulations that address privacy and data security). In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to AVROBIO’s operations or the operations of AVROBIO’s collaborators. In addition, AVROBIO may obtain health information from third parties (including research institutions from which AVROBIO obtains clinical trial data) that are subject to privacy and security requirements under Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”). Depending on the facts and circumstances, AVROBIO could be subject to civil, criminal, and administrative penalties if AVROBIO knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.

Compliance with U.S. and international data protection laws and regulations could require AVROBIO to take on more onerous obligations in AVROBIO’s contracts, restrict AVROBIO’s ability to collect, use and disclose data, or in some cases, impact AVROBIO’s ability to operate in certain jurisdictions. Failure to comply with these laws and regulations could result in government enforcement actions (which could include civil, criminal and administrative penalties), private litigation, and/or adverse publicity and could negatively affect AVROBIO’s operating results and business. Moreover, clinical trial patients, employees and other individuals about whom AVROBIO or AVROBIO’s potential collaborators obtain personal information, as well as the providers who share this information with AVROBIO, may limit AVROBIO’s ability to collect, use and disclose the information. Claims that AVROBIO has violated individuals’ privacy rights, failed to comply with data protection laws, or breached AVROBIO’s contractual obligations, even if AVROBIO is not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm AVROBIO’s business.

European data collection is governed by restrictive regulations governing the use, processing and cross-border transfer of personal information.

Should AVROBIO resume development of its product candidates, AVROBIO would expect to conduct clinical trials in the European Economic Area (“EEA”), and the UK and as a result would be subject to additional privacy restrictions. The collection, use, disclosure, transfer or other processing of personal health data in the EU and the UK is governed by the provisions of the European Union General Data Protection Regulation (“GDPR”) (references to the GDPR include both the “EU GDPR” and “UK GDPR” unless specified otherwise). The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to ensuring a legal basis or condition applies to the processing of personal data, stricter requirements relating to the processing of sensitive data (such as health data), providing information to individuals regarding data processing activities, when necessary obtaining consent from individuals to whom the data processing relates, responding to additional data subject requests, imposing notification of personal data breaches to the competent national data protection authorities, implementing safeguards in connection with the security and confidentiality of the personal data, accountability requirements and taking certain measures when engaging third-party processors. The GDPR informs AVROBIO’s obligations with respect to any clinical trials conducted in the EEA or the UK. Its definition of personal data includes coded data, requires changes to informed consent practices and detailed notices for clinical trial subjects and investigators. In addition, the GDPR imposes strict rules on the transfer of personal data out of the EEA or the UK, including to the United States (see below). The GDPR also permits data protection authorities to require destruction of improperly gathered or used personal data and/or impose substantial fines for violations of the GDPR, which can be up to four percent of global revenues or 20 million Euros (£ 17.5 million for the UK), whichever is greater, and confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. In addition, the GDPR provides that EEA member states or the UK may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric, or health data.

The GDPR prohibits cross-border data transfers of personal data to countries outside the EEA or the UK that are not considered by the European Commission and UK government as providing “adequate” protection to personal data, or third countries, including the United States in certain circumstances, unless a valid GDPR transfer mechanism (for example, the European Commission approved Standard Contractual Clauses (“the SCCs”) and the UK International Data Transfer Agreement/Addendum (“the UK IDTA”)) has been put in place. Where relying on the SCCs/UK IDTA for data transfers, AVROBIO may also be required to carry out transfer impact assessments to assess whether the recipient is subject to local laws which allow public authority access to personal data. Further, the EU and United States have adopted its adequacy decision for the Framework, which entered into force on July 11, 2023. This Framework provides that the protection of personal data transferred between the EU and the United States is comparable to that offered in the EU. This provides a further avenue to ensuring transfers to the United States are carried out in line with GDPR. There has been an extension to the Framework to cover UK transfers to the United States. The Framework could be challenged like its predecessor frameworks. The international transfer obligations under the EEA and UK data protection regimes will require significant effort and cost, and may result in AVROBIO needing to make strategic considerations around where EEA and UK personal data is located and which service providers AVROBIO can utilize for the processing of EEA and UK personal data.

AVROBIO has yet to adopt and implement comprehensive processes, systems and other relevant measures within AVROBIO’s organization, and/or with AVROBIO’s relevant collaborators, service providers, contractors or consultants, which are appropriate to address relevant requirements relating to international transfers of personal data from Europe, and to minimize the potential impacts and risks resulting from those requirements, across AVROBIO’s organization. Failure to implement valid mechanisms for personal data transfers from Europe may result in AVROBIO’s facing increased exposure to regulatory actions, substantial fines and injunctions against processing personal data from Europe. Inability to export personal data may also: restrict AVROBIO’s activities outside Europe; limit AVROBIO’s ability to collaborate with partners as well as other service providers, contractors and other companies outside of Europe; and/or require AVROBIO to increase AVROBIO’s processing capabilities within Europe at significant expense or otherwise cause AVROBIO to change the geographical location or segregation of AVROBIO’s relevant systems and operations – any or all of which could adversely affect AVROBIO’s operations or financial results. Additionally, other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering AVROBIO’s services and operating AVROBIO’s business. The type of challenges AVROBIO faces in Europe will likely also arise in other jurisdictions that adopt laws similar in construction to the GDPR or regulatory frameworks of equivalent complexity.

Although the UK is regarded as a third country under the EU GDPR, the European Commission has issued an adequacy decision recognizing the UK as providing adequate protection under the EU GDPR and, therefore, transfers of personal data originating in the EU to the UK remain unrestricted. Like the EU GDPR, the UK GDPR restricts personal data transfers outside the UK to countries not regarded by the UK as providing adequate protection. The UK government has confirmed that personal data transfers from the UK to the EU remain free flowing. The UK Government has also now introduced a Data Protection and Digital Information Bill (“the UK Bill”) into the UK legislative process. The aim of the UK Bill is to reform the UK’s data protection regime following Brexit. If passed, the final version of the UK Bill may have the effect of further altering the similarities between the UK and EEA data protection regime and threaten the UK adequacy decision from the European Commission. The respective provisions and enforcement of the EU GDPR and UK GDPR may further diverge in the future and create additional regulatory challenges and uncertainties. This lack of clarity on future UK laws and regulations and their interaction with EU laws and regulations could add legal risk, complexity and cost to AVROBIO’s handling of personal data and AVROBIO’s privacy and data security compliance programs and could require AVROBIO to implement different compliance measures for the UK and the EEA.

Given the breadth and depth of its obligations, complying with the GDPR’s requirements is rigorous and time intensive and requires significant resources and assessment of AVROBIO’s technologies, systems and practices, as well as those of any third-party collaborators, service providers, contractors, or consultants that process or transfer personal data collected in the EEA or the UK. Compliance with the GDPR will be a rigorous and time-intensive process that may increase AVROBIO’s cost of doing business and require AVROBIO to change AVROBIO’s business practices, and despite those efforts, there is a risk that AVROBIO may be subject to fines and penalties, litigation, and reputational harm in connection with European activities.

AVROBIO faces potential product liability, and, if successful claims are brought against AVROBIO, AVROBIO may incur substantial liability and costs. If the use of AVROBIO’s product candidates harms patients, or is perceived to harm patients even when such harm is unrelated to AVROBIO’s product candidates, AVROBIO’s regulatory approvals could be revoked or otherwise negatively impacted and AVROBIO could be subject to costly and damaging product liability claims.

The use of AVROBIO’s product candidates including in clinical studies and, should AVROBIO resume the development of its product candidates, the future sale of any products for which AVROBIO may obtain marketing approval, exposes AVROBIO to the risk of product liability claims. Product liability claims might be brought against AVROBIO by consumers, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with AVROBIO’s products. There is a risk that AVROBIO’s product candidates may induce adverse events. If AVROBIO cannot successfully defend against product liability claims, AVROBIO could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	the impairment of AVROBIO’s business reputation;

•	the withdrawal of clinical study participants;

•	costs due to related litigation;

•	the distraction of management’s attention from AVROBIO’s primary business;

•	substantial monetary awards to patients or other claimants;

•	the inability to commercialize AVROBIO’s product candidates; and

•	decreased demand for AVROBIO’s product candidates, if approved for commercial sale.

AVROBIO carries master product liability insurance of $5.0 million per occurrence and $5.0 million in the aggregate in the United States. For studies conducted in certain countries outside the United States, AVROBIO maintains local admitted policies with varying limits. AVROBIO believes AVROBIO’s product liability insurance coverage is sufficient in light of AVROBIO’s current clinical programs; however, AVROBIO may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect AVROBIO against losses due to liability. If AVROBIO resume development of its product candidates and thereafter obtain marketing approval for product candidates, AVROBIO expects that AVROBIO would expand AVROBIO’s insurance coverage to include the sale of commercial products; however, AVROBIO may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. On occasion, large judgments have been awarded in class action lawsuits based on drugs or medical treatments that had unanticipated adverse effects. A successful product liability claim or series of claims brought against AVROBIO could cause AVROBIO’s stock price to decline and, if judgments exceed AVROBIO’s insurance coverage, could adversely affect AVROBIO’s results of operations and business.

Patients with the diseases targeted by certain of AVROBIO’s product candidates are often already in severe and advanced stages of disease and have both known and unknown significant pre-existing and potentially life-threatening health risks. During the course of treatment, patients may suffer adverse events, including death, for reasons that may be related to AVROBIO’s product candidates. Such events could subject AVROBIO to costly litigation, require AVROBIO to pay substantial amounts of money to injured patients, delay, negatively impact or end AVROBIO’s opportunity to receive or maintain regulatory approval to market AVROBIO’s products, or require AVROBIO to suspend or abandon AVROBIO’s commercialization efforts. Even in a circumstance in which AVROBIO does not believe that an adverse event is related to AVROBIO’s products, the investigation into the circumstance may be time-consuming or inconclusive. These investigations may interrupt AVROBIO’s sales efforts, delay AVROBIO’s regulatory approval process in other countries, or impact and limit the type of regulatory approvals AVROBIO’s product candidates receive or maintain. As a result of these factors, a product liability claim, even if successfully defended, could have a material adverse effect on AVROBIO’s business, financial condition or results of operations.

If AVROBIO fails to comply with environmental, health and safety laws and regulations, AVROBIO could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of AVROBIO’s business.

AVROBIO is subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. AVROBIO’s operations involve the use of hazardous and flammable materials, including chemicals and biological materials. AVROBIO’s operations also produce hazardous waste products. AVROBIO generally contracts with third parties for the disposal of these materials and wastes. AVROBIO cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from AVROBIO’s use of hazardous materials, AVROBIO could be held liable for any resulting damages, and any liability could exceed AVROBIO’s resources. AVROBIO also could incur significant costs associated with civil or criminal fines and penalties. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. AVROBIO cannot predict the impact of such changes and cannot be certain of AVROBIO’s future compliance. In addition, AVROBIO may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair AVROBIO’s research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Although AVROBIO maintains workers’ compensation insurance to cover AVROBIO for costs and expenses AVROBIO may incur due to injuries to AVROBIO’s employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities. In addition, AVROBIO may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair AVROBIO’s research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions or liabilities, which could materially adversely affect AVROBIO’s business, financial condition, results of operations and prospects.

AVROBIO might not be able to utilize a significant portion of AVROBIO’s net operating loss carryforwards and research and development tax credit carryforwards.

As of December 31, 2023 and 2022, AVROBIO had federal and state net operating loss carryforwards of $575.9 million and $657.0 million, respectively, and federal research and development tax credit carryforwards of approximately $6.4 million and $6.8 million, respectively. If not utilized, the net operating loss carryforwards and research and development credits will generally expire at various dates through 2041 (other than federal net operating loss carryforwards generated in taxable years beginning after December 31, 2017, which are not subject to expiration and generally may not be carried back to prior taxable years except that net operating losses generated in 2018, 2019 and 2020 may be carried back five taxable years). These net operating loss and tax credit carryforwards could expire unused and be unavailable to offset future income tax liabilities. In addition, under Section 382 of the Code and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50 percentage point change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. AVROBIO may have experienced ownership changes in the past. AVROBIO may also experience ownership changes in the future as a result of subsequent shifts in AVROBIO’s stock ownership, some of which may be outside of AVROBIO’s control. In addition, the merger, if consummated, may also constitute an ownership change (within the meaning of Section 382 of the Code) which could eliminate or otherwise substantially limit AVROBIO’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes.

If an ownership change occurred or occurs and AVROBIO’s ability to use AVROBIO’s historical net operating loss and tax credit carryforwards is materially limited (or entirely eliminated), or if AVROBIO’s research and development carryforwards are adjusted, it would harm AVROBIO’s future operating results by effectively increasing AVROBIO’s future tax obligations. For taxable years beginning after December 31, 2020, deductions for federal net operating losses arising in taxable years beginning after December 31, 2017 may only offset 80% of taxable income.

Risks Related to AVROBIO’s Intellectual Property

Should AVROBIO resume development of its product candidates, third-party claims of intellectual property infringement may prevent or delay AVROBIO’s development and commercialization efforts.

AVROBIO’s commercial success depends in part on avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions and inter parties reexamination proceedings before the U.S. Patent and Trademark Office (“USPTO”) and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which AVROBIO is pursuing development candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that AVROBIO’s product candidates may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that AVROBIO or AVROBIO’s licensors are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of AVROBIO’s product candidates. In particular, AVROBIO is aware of issued patents in the United States that cover the lentiviral vectors used in the manufacture of AVROBIO’s product candidates. While AVROBIO believes that AVROBIO has reasonable defenses against a claim of infringement, potentially including that certain of these patents are expected to expire prior to commercializing AVROBIO’s product candidates, if approved, in the United States, there can be no assurance that AVROBIO will prevail in any such action by the holder of these patents. In the event that the holder of these patents seeks to enforce its patent rights and AVROBIO’s defenses against a claim of infringement are unsuccessful, AVROBIO may not be able to commercialize AVROBIO’s product candidates in the United States, if approved, without first obtaining a license to some or all of these patents, which may not be available on commercially reasonable terms or at all. In addition, the defense of any claim of infringement, even if successful, is time-consuming, expensive and diverts the attention of AVROBIO’s management from AVROBIO’s ongoing business operations.

Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that AVROBIO’s product candidates may infringe or be alleged to infringe. In addition, third parties may obtain patents in the future and claim that use of AVROBIO’s or AVROBIO’s licensors’ technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of AVROBIO’s product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block AVROBIO’s ability to commercialize such product candidate unless AVROBIO obtained a license under the applicable patents, or until such patents expire.

Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of AVROBIO’s formulations, processes for manufacture or methods of use, including combination therapy, the holders of any such patents may be able to block AVROBIO’s ability to develop and commercialize the applicable product candidate unless AVROBIO obtained a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms or at all.

Parties making claims against AVROBIO may obtain injunctive or other equitable relief, which could effectively block AVROBIO’s ability to further develop and commercialize one or more of AVROBIO’s product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from AVROBIO’s business. In the event of a successful claim of infringement against AVROBIO, AVROBIO may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign AVROBIO’s infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure. Even in the absence of a finding of infringement, AVROBIO may choose to obtain a license, if such a license is available. A successful claim of patent or other intellectual property infringement against AVROBIO could materially adversely affect AVROBIO’s business, results of operations and financial condition.

AVROBIO’s rights to develop and commercialize its product candidates, should AVROBIO resume development of its product candidates, are subject, in part, to the terms and conditions of licenses granted to AVROBIO by others.

AVROBIO depends upon the intellectual property rights granted to AVROBIO under licenses from third parties that are important or necessary to the development of AVROBIO’s technology and products, including technology related to AVROBIO’s manufacturing process and AVROBIO’s gene therapy product candidates. In particular, AVROBIO had in-licensed certain intellectual property rights and know-how from the University Health Network (“UHN”) (relevant to AVR-RD-01 and AVROBIO’s Fabry program, which AVROBIO deprioritized in January 2022) and affiliates of Lund University (relevant to AVR-RD-02 and AVROBIO’s Gaucher type 1 and type 3 programs), and AVROBIO’s Fabry license agreement with UHN was terminated as of January 4, 2024. In addition, AVROBIO has in-licensed patents and patent applications from BioMarin Pharmaceutical Inc. (“BioMarin”) (relevant to AVR-RD-03 and AVROBIO’s Pompe program) directed to compositions and methods related to the manufacture and use of AVR-RD-03. AVROBIO also previously had in place in-licensed patent applications from The University of Manchester relevant to AVR-RD-05 and AVROBIO’s Hunter program, which license agreement was terminated as of September 8, 2023. Any termination of AVROBIO’s remaining licenses could result in the loss of significant rights and could harm or prevent AVROBIO’s ability to commercialize AVROBIO’s product candidates, should AVROBIO resume development of such product candidates.

Each of AVROBIO’s existing licenses with affiliates of Lund University and BioMarin are exclusive but are limited to particular fields, such as Gaucher disease type 1, or Pompe disease, and are subject to certain retained rights. Absent an amendment or additional agreement, AVROBIO may not have the right to use intellectual property in-licensed for one of AVROBIO’s programs for another program. In addition, licenses that AVROBIO may enter into in the future may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which AVROBIO may wish to develop or commercialize AVROBIO’s technology and products in the future. As a result, AVROBIO may not be able to prevent competitors from developing and commercializing competitive products in territories included in all of AVROBIO’s licenses. Licenses to additional third-party technology that may be required for AVROBIO’s development programs may not be available in the future or may not be available on commercially reasonable terms, or at all, which could have a material adverse effect on AVROBIO’s business and financial condition.

In some circumstances, AVROBIO may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that AVROBIO licenses from third parties. For example, pursuant to each of AVROBIO’s intellectual property licenses with BioMarin, the rights holders associated with Lund University, AVROBIO’s licensors retain control of such activities. Therefore, AVROBIO cannot be certain that these patents and applications will be prosecuted, maintained and enforced in a manner consistent with the best interests of AVROBIO’s business. If AVROBIO’s licensors fail to maintain such patents, or lose rights to those patents or patent applications, the rights AVROBIO has licensed may be reduced or eliminated and AVROBIO’s right to develop and commercialize any of AVROBIO’s products that are the subject of such licensed rights could be adversely affected.

AVROBIO’s current license agreements impose, and AVROBIO expects that future license agreements that AVROBIO may enter into will impose, various obligations, including diligence and certain payment obligations.

If AVROBIO fails to satisfy AVROBIO’s obligations, the licensor may have the right to terminate the agreement. Disputes may arise between AVROBIO and any of AVROBIO’s licensors regarding intellectual property subject to such agreements and other issues. Such disputes over intellectual property that AVROBIO has licensed or the terms of AVROBIO’s license agreements may prevent or impair AVROBIO’s ability to maintain AVROBIO’s current arrangements on acceptable terms, or at all, or may impair the value of the arrangement to AVROBIO. Any such dispute could have a material adverse effect on AVROBIO’s business. If AVROBIO cannot maintain a necessary license agreement or if the agreement is terminated, AVROBIO may be unable to successfully develop and commercialize the affected product candidates.

If AVROBIO is unable to obtain and maintain patent protection for AVROBIO’s product candidates, or if the scope of the patent protection obtained is not sufficiently broad, AVROBIO’s competitors could develop and commercialize products similar or identical to AVROBIO’s, and AVROBIO’s ability to successfully commercialize AVROBIO’s product candidates may be adversely affected.

Should AVROBIO resume development of its product candidates, AVROBIO’s ability to compete effectively will depend, in part, on AVROBIO’s ability to maintain the proprietary nature of AVROBIO’s technology and manufacturing processes. AVROBIO relies on manufacturing and other know-how, patents, trade secrets, trademarks, license agreements and contractual provisions to establish AVROBIO’s intellectual property rights and protect AVROBIO’s products. These legal means, however, afford only limited protection and may not adequately protect AVROBIO’s rights. The failure to obtain, maintain, enforce or defend such intellectual property rights, for any reason, could allow third parties to make competing products or impact AVROBIO’s ability to develop, manufacture and market AVROBIO’s products, if approved, on a commercially viable basis, or at all, which could have a material adverse effect on AVROBIO’s financial condition and results of operations.

In particular, AVROBIO relies primarily on trade secrets, know-how and other unpatented technology, which are difficult to protect. Although AVROBIO seeks such protection in part by entering into confidentiality agreements with AVROBIO’s vendors, employees, consultants and others who may have access to proprietary information, AVROBIO cannot be certain that these agreements will not be breached, adequate remedies for any breach would be available or AVROBIO’s trade secrets, know-how and other unpatented proprietary technology will not otherwise become known to or be independently developed by AVROBIO’s competitors. Should AVROBIO resume development of its product candidates and AVROBIO is unsuccessful in protecting AVROBIO’s intellectual property rights, sales of AVROBIO’s products may suffer and AVROBIO’s ability to generate revenue could be severely impacted.

AVROBIO’s licensors and AVROBIO has sought, and AVROBIO intends to continue to seek to protect AVROBIO’s proprietary position by filing patent applications in the United States and, in at least some cases, one or more countries outside the United States related to product candidates that are important to AVROBIO’s business. However, AVROBIO cannot predict whether the patent applications AVROBIO and AVROBIO’s licensors are currently pursuing will issue as patents, whether the claims of any issued patents will provide AVROBIO with a competitive advantage, or whether AVROBIO will be able to successfully pursue patent applications in the future related to AVROBIO’s product candidates, should AVROBIO resume development of its product candidates. While AVROBIO has in-licensed patents and patent applications relevant to AVR-RD-03, AVROBIO currently has no owned or in-licensed patents or patent applications covering AVR-RD-01 or AVR-RD-02. Some of AVROBIO’s product candidates are in-licensed from third parties. Accordingly, in some cases, the availability and scope of potential patent protection is limited based on prior decisions by AVROBIO’s licensors or the inventors, such as decisions on when to file patent applications or whether to file patent applications at all.

Should AVROBIO resume development of its product candidates, AVROBIO may not be able to protect AVROBIO’s intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and AVROBIO’s intellectual property rights in some countries outside the United

States could be less extensive than those in the United States. Although AVROBIO’s license agreements grant AVROBIO worldwide rights, and AVROBIO’s currently in-licensed U.S. patent rights have certain corresponding foreign patents or patent applications, there can be no assurance that AVROBIO will obtain or maintain such corresponding patents or patent applications with respect to any future license agreements. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States even in jurisdictions where AVROBIO and AVROBIO’s licensors pursue patent protection. Consequently, AVROBIO and AVROBIO’s licensors may not be able to prevent third parties from practicing AVROBIO’s inventions in all countries outside the United States, even in jurisdictions where AVROBIO and AVROBIO’s licensors pursue patent protection, or from selling or importing products made using AVROBIO’s inventions in and into the United States or other jurisdictions. Competitors may use AVROBIO’s technologies in jurisdictions where AVROBIO and AVROBIO’s licensors have not pursued and obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where AVROBIO has patent protection, but enforcement is not as strong as that in the United States. These products may compete with AVROBIO’s product candidates and AVROBIO’s patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for AVROBIO to stop the infringement of AVROBIO’s patents or marketing of competing products in violation of AVROBIO’s proprietary rights generally. Proceedings to enforce AVROBIO’s patent rights, even if obtained, in foreign jurisdictions could result in substantial costs and divert AVROBIO’s efforts and attention from other aspects of AVROBIO’s business, could put AVROBIO’s patents at risk of being invalidated or interpreted narrowly and AVROBIO’s patent applications at risk of not issuing and could provoke third parties to assert claims against AVROBIO. AVROBIO may not prevail in any lawsuits that AVROBIO initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, AVROBIO’s efforts to enforce AVROBIO’s intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that AVROBIO develops or licenses.

Issued patents covering AVROBIO’s product candidates could be found invalid or unenforceable if challenged in court. AVROBIO may not be able to protect AVROBIO’s trade secrets in court.

If one of AVROBIO’s licensing partners or AVROBIO initiate legal proceedings against a third-party to enforce a patent covering one of AVROBIO’s product candidates, should such a patent issue, the defendant could counterclaim that the patent covering AVROBIO’s product candidate is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld information material to patentability from the USPTO, or made a misleading statement, during prosecution. Third parties also may raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, inter parties review and equivalent proceedings in foreign jurisdictions. Such proceedings could result in the revocation or cancellation of or amendment to AVROBIO’s patents in such a way that they no longer cover AVROBIO’s product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, AVROBIO cannot be certain that there is no invalidating prior art, of which the patent examiner and AVROBIO or AVROBIO’s licensing partners were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, AVROBIO could lose at least part, and perhaps all, of the patent protection on one or more of AVROBIO’s product candidates. Such a loss of patent protection could have a material adverse impact on AVROBIO’s business.

In addition to the protection afforded by patents, AVROBIO relies on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that AVROBIO elects not to patent, processes for which patents are difficult to enforce and any other elements of AVROBIO’s product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets. AVROBIO seeks to protect AVROBIO’s proprietary technology and processes, in part, by entering into confidentiality agreements with AVROBIO’s employees, consultants, scientific advisors and contractors. AVROBIO cannot guarantee that AVROBIO has entered into such agreements with each party that may have or have had access to AVROBIO’s trade secrets or proprietary technology and processes. AVROBIO also seeks to preserve the integrity and confidentiality of AVROBIO’s data and trade secrets by maintaining physical security of AVROBIO’s premises and physical and electronic security of AVROBIO’s information technology systems. While AVROBIO has confidence in these individuals, organizations and systems, agreements or security measures may be breached, and AVROBIO may not have adequate remedies for any breach. In addition, AVROBIO’s trade secrets may otherwise become known or be independently discovered by competitors.

AVROBIO may be subject to claims asserting that AVROBIO’s employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what AVROBIO regards as AVROBIO’s own intellectual property.

Certain of AVROBIO’s employees, consultants or advisors are currently, or were previously, employed at universities or other biotechnology or pharmaceutical companies, including AVROBIO’s competitors or potential competitors. Although AVROBIO tries to ensure that AVROBIO’s employees, consultants and advisors do not use the proprietary information or know-how of others in their work for AVROBIO, AVROBIO may be subject to claims that these individuals or AVROBIO has used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If AVROBIO fails in defending any such claims, in addition to paying monetary damages, AVROBIO may lose valuable intellectual property rights or personnel. Even if AVROBIO is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management. AVROBIO’s licensors may face similar risks, which could have an adverse impact on intellectual property that is licensed to AVROBIO.

In addition, while it is AVROBIO’s policy to require AVROBIO’s employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to AVROBIO, AVROBIO may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that AVROBIO regards as AVROBIO’s own. The assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and AVROBIO may be forced to bring claims against third parties, or defend claims that they may bring against AVROBIO, to determine the ownership of what AVROBIO regards as AVROBIO’s intellectual property.

AVROBIO may be subject to claims challenging the inventorship or ownership of the patents and other intellectual property that AVROBIO owns or licenses.

AVROBIO or AVROBIO’s licensors may be subject to claims that former employees, collaborators or other third parties have an ownership interest in the patents and intellectual property that AVROBIO owns or licenses or that AVROBIO may own or license in the future. While it is AVROBIO’s policy to require AVROBIO’s employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to AVROBIO, AVROBIO may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that AVROBIO regards as AVROBIO’s own; AVROBIO’s licensors may face similar obstacles. AVROBIO could be subject to ownership disputes arising, for example, from conflicting obligations of consultants or others who are involved in developing AVROBIO’s product candidates. Litigation may be necessary to defend against any claims challenging inventorship or ownership. If AVROBIO or AVROBIO’s licensors fail in defending any such claims, AVROBIO may have to pay monetary damages and may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property, which could adversely impact AVROBIO’s business, results of operations and financial condition.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing AVROBIO’s ability to protect AVROBIO’s product candidates.

Changes in either the patent laws or the interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. On September 16, 2011, the Leahy-Smith America Invents Act (the “Leahy-Smith Act”) was signed into law. The Leahy-Smith Act includes several significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and also may affect patent litigation. These also include provisions that switched the United States from a “first-to-invent” system to a “first-to-file” system, allow third-party submission of prior art to the USPTO during patent prosecution and set forth additional procedures to attack the validity of a patent by the USPTO administered post grant proceedings. Under a first-to-file system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The USPTO developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of AVROBIO’s business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of AVROBIO’s patent applications and the enforcement or defense of AVROBIO’s issued patents, all of which could have a material adverse effect on AVROBIO’s business, financial condition, results of operations and prospects.

The patent positions of companies engaged in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Two cases involving diagnostic method claims and “gene patents” were decided this year by the Supreme Court of the United States (“Supreme Court”). On March 20, 2012, the Supreme Court issued a decision in Mayo Collaborative Services v. Prometheus Laboratories, Inc. (“Prometheus”) a case involving patent claims directed to a process of measuring a metabolic product in a patient to optimize a drug dosage for the patient. According to the Supreme Court, the addition of well-understood, routine or conventional activity such as “administering” or “determining” steps was not enough to transform an otherwise patent-ineligible natural phenomenon into patent-eligible subject matter. On July 3, 2012, the USPTO issued a guidance memo to patent examiners indicating that process claims directed to a law of nature, a natural phenomenon or a naturally occurring relation or correlation that do not include additional elements or steps that integrate the natural principle into the claimed invention such that the natural principle is practically applied and the claim amounts to significantly more than the natural principle itself should be rejected as directed to not patent-eligible subject matter. On June 13, 2013, the Supreme Court issued its decision in Association for Molecular Pathology v. Myriad Genetics, Inc. (“Myriad”) a case involving patent claims held by Myriad Genetics, Inc. relating to the breast cancer susceptibility genes BRCA1 and BRCA2. Myriad held that an isolated segment of naturally occurring DNA, such as the DNA constituting the BRCA1 and BRCA2 genes, is not patent-eligible subject matter, but that complementary DNA, which is an artificial construct that may be created from RNA transcripts of genes, may be patent-eligible. On March 4, 2014, the USPTO issued a guidance memorandum to patent examiners entitled 2014 Procedure For Subject Matter Eligibility Analysis Of Claims Reciting Or Involving Laws Of Nature/Natural Principles, Natural Phenomena, And/Or Natural Products. These guidelines instruct USPTO examiners on the ramifications of the Prometheus and Myriad rulings and apply the Myriad ruling to natural products and principles including all naturally occurring nucleic acids.

Certain claims of AVROBIO’s licensed patents and patent applications contain, and any future patents AVROBIO may obtain may contain, claims that relate to specific recombinant DNA sequences that are naturally occurring at least in part and, therefore, could be the subject of future challenges made by third parties. In addition, the 2014 USPTO guidance could impact AVROBIO’s ability to pursue similar patent claims in patent applications AVROBIO may prosecute in the future.

AVROBIO cannot assure you that AVROBIO’s efforts to seek patent protection for AVROBIO’s product candidates will not be negatively impacted by the decisions described above, rulings in other cases or changes in guidance or procedures issued by the USPTO. AVROBIO cannot fully predict what impact the Supreme Court’s decisions in Prometheus and Myriad may have on the ability of life science companies to obtain or enforce patents relating to their products in the future. These decisions, the guidance issued by the USPTO and rulings in other cases or changes in USPTO guidance or procedures could have a material adverse effect on AVROBIO’s existing patent rights and AVROBIO’s ability to protect and enforce AVROBIO’s intellectual property in the future.

Moreover, although the Supreme Court has held in Myriad that isolated segments of naturally occurring DNA are not patent-eligible subject matter, certain third parties could allege that activities that AVROBIO may undertake infringe other gene-related patent claims, and AVROBIO may deem it necessary to defend itself against these claims by asserting non-infringement and/or invalidity positions, or paying to obtain a license to these claims. In any of the foregoing or in other situations involving third-party intellectual property rights, if AVROBIO is unsuccessful in defending against claims of patent infringement, AVROBIO could be forced to pay damages or be subjected to an injunction that would prevent AVROBIO from utilizing the patented subject matter. Such outcomes could harm AVROBIO’s business, financial condition, results of operations or prospects.

Should AVROBIO resume development of its product candidates and AVROBIO does not obtain patent term extension and data exclusivity for AVROBIO’s product candidates, AVROBIO’s business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of AVROBIO’s product candidates, one or more U.S. patents that AVROBIO licenses or may own or license in the future, if any, may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (“Hatch-Waxman Amendments”). The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. A patent may only be extended once and only based on a single approved product. However, AVROBIO may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than AVROBIO requests. If AVROBIO is unable to obtain patent term extension or the term of any such extension is less than AVROBIO requests, AVROBIO’s competitors may obtain approval of competing products following AVROBIO’s patent expiration, and AVROBIO’s revenue could be reduced, possibly materially. In addition, AVROBIO does not control the efforts of AVROBIO’s licensors to obtain a patent term extension, and there can be no assurance that they will pursue or obtain such extensions to the patents that AVROBIO licenses from them.

If AVROBIO’s trademarks and trade names are not adequately protected, then AVROBIO may not be able to build name recognition in AVROBIO’s markets of interest and AVROBIO’s business may be adversely affected.

AVROBIO has registered the marks “AVROBIO” and “plato” with the USPTO and in certain other countries, but AVROBIO does not have trademarks or trademark applications with the USPTO for the marks “AVRO” or the AVROBIO logo. In the future, even if AVROBIO applies for registration of these marks, there can be no assurance that such registration will be approved. Once registered, AVROBIO’s trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. AVROBIO may not be able to protect AVROBIO’s rights to these trademarks and trade names, which AVROBIO needs to build name recognition among potential partners or customers in AVROBIO’s markets of interest. At times, competitors may adopt trade names or trademarks similar to AVROBIO’s, thereby impeding AVROBIO’s ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of AVROBIO’s registered or unregistered trademarks or trade names. Over the long term, if AVROBIO is unable to establish name recognition based on AVROBIO’s trademarks and trade names, then AVROBIO may not be able to compete effectively and AVROBIO’s business may be adversely affected. AVROBIO’s efforts to enforce or protect AVROBIO’s proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact AVROBIO’s financial condition or results of operations.

Intellectual property rights and regulatory exclusivity rights do not necessarily address all potential threats.

The degree of future protection afforded by AVROBIO’s intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect AVROBIO’s business or permit AVROBIO to maintain AVROBIO’s competitive advantage, should AVROBIO resume development of its product candidates. For example:

•

others may be able to make gene therapy products that are similar to AVROBIO’s product candidates but that are not covered by the claims of the patents that AVROBIO licenses or may own or license in the future;

•

AVROBIO, AVROBIO’s license partners or current or future collaborators, might not have been the first to make the inventions covered by the issued patents or pending patent applications that AVROBIO licenses or may own or license in the future;

•	AVROBIO, AVROBIO’s license partners or current or future collaborators, might not have been the first to file patent applications covering certain of AVROBIO’s or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of AVROBIO’s technologies without infringing AVROBIO’s owned or licensed intellectual property rights;

•	it is possible that AVROBIO’s pending licensed patent applications or those that AVROBIO may own or license in the future will not lead to issued patents;

•	issued patents that AVROBIO holds rights to or may hold rights to in the future may be held invalid or unenforceable, including as a result of legal challenges by AVROBIO’s competitors;

•	one or more of AVROBIO’s product candidates may never be protected by patents;

•

AVROBIO’s competitors might conduct research and development activities in countries where AVROBIO does not have patent rights and then use the information learned from such activities to develop competitive products for sale in AVROBIO’s major commercial markets;

•	AVROBIO may not develop additional proprietary technologies that are patentable;

•	the patents of others may have an adverse effect on AVROBIO’s business; and

•

AVROBIO may choose not to file a patent application for certain trade secrets or know-how, and a third party may subsequently file a patent application or obtain a patent covering such intellectual property.

Should any of these events occur, they could significantly harm AVROBIO’s business, financial condition, results of operations and prospects.

Risks Related to Ownership of AVROBIO Common Stock

The market price of AVROBIO common stock may be highly volatile, and you may not be able to resell your shares at or above the price at which you purchased AVROBIO’s shares.

AVROBIO’s stock price is likely to be volatile. Since AVROBIO’s IPO in June 2018, through March 15, 2024, the trading price of AVROBIO common stock has ranged from $53.70 to $0.56. The stock market in general, and the market for biopharmaceutical companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the price at which you purchased shares. The market price for AVROBIO common stock may be influenced by many factors, including:

•	the outcome of AVROBIO’s exploration of strategic alternatives;

•	adverse results or delays in preclinical studies or clinical trials;

•	reports of adverse events in other gene therapy products or clinical studies of such products;

•	an inability to obtain additional funding;

•	failure by AVROBIO to successfully develop and commercialize AVROBIO’s product candidates;

•	failure by AVROBIO to maintain AVROBIO’s existing strategic collaborations or enter into new collaborations;

•	failure by AVROBIO or AVROBIO’s licensors and strategic partners to prosecute, maintain or enforce AVROBIO’s intellectual property rights;

•	changes in laws or regulations applicable to AVROBIO’s product candidates;

•	an inability to obtain adequate product supply for AVROBIO’s product candidates or the inability to do so at acceptable prices;

•	adverse regulatory decisions;

•	the introduction of new products, services or technologies by AVROBIO’s competitors;

•	failure by AVROBIO to meet or exceed financial projections AVROBIO may provide to the public;

•	failure by AVROBIO to meet or exceed the financial projections of the investment community;

•	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by AVROBIO, AVROBIO’s strategic partners or AVROBIO’s competitors;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and AVROBIO’s ability to obtain patent protection for AVROBIO’s technologies;

•	additions or departures of key scientific or management personnel, or other skilled personnel;

•	significant lawsuits, including patent or stockholder litigation;

•	changes in the market valuations of similar companies;

•	sales of AVROBIO’s common stock by AVROBIO or AVROBIO stockholders in the future; and

•	the trading volume of AVROBIO common stock.

In addition, companies trading in the stock market in general, and Nasdaq in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of AVROBIO common stock, regardless of AVROBIO’s actual operating performance.

AVROBIO could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for AVROBIO because pharmaceutical companies have experienced significant stock price volatility in recent years. If AVROBIO faces such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm AVROBIO’s business.

An active trading market for AVROBIO’s common stock may not be sustained.

Prior to AVROBIO’s IPO in June 2018, there had been no public market for AVROBIO common stock. Although AVROBIO common stock is listed on Nasdaq, an active trading market for AVROBIO’s shares may never be sustained. If an active market for AVROBIO common stock is not sustained, it may be difficult for you to sell shares you purchased without depressing the market price for the shares, or at all.

An inactive trading market may also impair AVROBIO’s ability to raise capital to continue to fund operations by selling additional shares and may impair AVROBIO’s ability to acquire other companies or technologies by using AVROBIO’s shares as consideration.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about AVROBIO’s business, AVROBIO’s share price and trading volume could decline.

The trading market for AVROBIO common stock will likely depend in part on the research and reports that securities or industry analysts publish about AVROBIO or AVROBIO’s business. AVROBIO does not have any control over these analysts. Although AVROBIO has obtained research coverage from certain analysts, there can be no assurance, including during such time period that AVROBIO pursues potential strategic alternatives, that analysts will continue to cover AVROBIO or provide favorable coverage. If one or more analysts downgrade AVROBIO’s stock or change their opinion of AVROBIO’s stock, AVROBIO’s share price would likely decline. In addition, if one or more analysts cease coverage of AVROBIO’s company or fail to regularly publish reports on AVROBIO, AVROBIO could lose visibility in the financial markets, which could cause AVROBIO’s share price or trading volume to decline.

Concentration of ownership of AVROBIO common stock among AVROBIO’s existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Based on shares outstanding as of March 15, 2024, AVROBIO’s executive officers, directors, five percent stockholders and their affiliates beneficially owned approximately 37.8% of AVROBIO’s voting stock. As a result, if these stockholders were to act together, they would be able to significantly influence all matters submitted to AVROBIO stockholders for approval, as well as AVROBIO’s management and affairs. For example, these stockholders, acting together, may be able to influence elections of directors, amendments of AVROBIO’s organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for AVROBIO common stock that you may believe are in your best interest as one of AVROBIO stockholders. Some of these persons or entities may have interests different than yours. For example, because many of these stockholders purchased their shares at prices substantially below the current trading price of AVROBIO’s stock and have held their shares for a longer period, they may be more interested in selling AVROBIO’s company to an acquirer than other investors or they may want AVROBIO to pursue strategies that deviate from the interests of other stockholders. Additionally, from time to time, any of AVROBIO’s non-affiliated stockholders may accumulate or acquire significant positions in AVROBIO common stock and may similarly be able to influence AVROBIO’s business or matters submitted to AVROBIO stockholders for approval.

AVROBIO is a “smaller reporting company,” and the reduced disclosure requirements applicable to smaller reporting companies may make AVROBIO common shares less attractive to investors.

AVROBIO is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements in its Annual Report on Form 10-K, and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation. To the extent AVROBIO takes advantage of such reduced disclosure obligations, it may also make comparison of its financial statements with other public companies difficult or impossible. AVROBIO will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of its common shares held by non-affiliates exceeds $250 million as of the end of that year’s second fiscal quarter, or (ii) its annual revenues exceeded $100 million during such completed fiscal year and the market value of its common shares held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter.

Investors may find AVROBIO common stock less attractive to the extent AVROBIO will rely on these exemptions. If some investors find AVROBIO common stock less attractive as a result, there may be a less active trading market for AVROBIO common stock and its stock price may be more volatile.

AVROBIO expects to continue to incur increased costs as a result of operating as a public company, and AVROBIO’s management is required to devote substantial time to new compliance initiatives.

As a public company, and particularly because AVROBIO is no longer an “emerging growth company” as defined in Regulation S-K, AVROBIO will incur significant legal, accounting and other expenses that AVROBIO did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the SEC and Nasdaq have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. AVROBIO’s management and other personnel will continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased AVROBIO’s legal and financial compliance costs and will continue to make some activities more time-consuming and costly. For example, AVROBIO expects that these rules and regulations may make it more difficult and increasingly more expensive for AVROBIO to obtain and maintain director and officer liability insurance.

Pursuant to Section 404, AVROBIO is required to furnish a report by AVROBIO’s management on AVROBIO’s internal control over financial reporting, and, once AVROBIO is no longer a smaller reporting company, AVROBIO will be required to furnish an attestation report on internal control over financial reporting issued by AVROBIO’s independent registered public accounting firm. To achieve compliance with Section 404, AVROBIO continues to be engaged in a process to document and evaluate AVROBIO’s internal control over financial reporting, which is both costly and challenging. In this regard, AVROBIO will need to continue to dedicate internal resources, potentially continue to engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite AVROBIO’s efforts, there is a risk that AVROBIO will not be able to conclude that AVROBIO’s internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of AVROBIO’s financial statements.

If AVROBIO fails to maintain an effective system of internal control over financial reporting, AVROBIO may not be able to accurately report AVROBIO’s financial results or prevent fraud. As a result, stockholders could lose confidence in AVROBIO’s financial and other public reporting, which would harm AVROBIO’s business and the trading price of AVROBIO’s common stock.

Effective internal control over financial reporting is necessary for AVROBIO to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause AVROBIO to fail to meet AVROBIO’s reporting obligations. In addition, any testing by AVROBIO conducted in connection with Section 404, or any subsequent testing by AVROBIO’s independent registered public accounting firm, may reveal deficiencies in AVROBIO’s internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to AVROBIO’s financial statements, or may identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in AVROBIO’s reported financial information, which could have a negative effect on the trading price of AVROBIO’s stock.

AVROBIO is required to disclose changes made in AVROBIO’s internal controls and procedures on a quarterly basis and AVROBIO’s management is required to assess the effectiveness of these controls annually. However, for as long as AVROBIO is a smaller reporting company, AVROBIO’s independent registered public accounting firm will not be required to attest to the effectiveness of AVROBIO’s internal control over financial reporting pursuant to Section 404. AVROBIO will qualify as a smaller reporting company if the market value of AVROBIO’s common stock held by non-affiliates is below $250 million (or $700 million if AVROBIO’s annual revenue is less than $100 million) as of June 30 in any given year. An independent assessment of the effectiveness of AVROBIO’s internal control over financial reporting could detect problems that AVROBIO’s management’s assessment might not. Undetected material weaknesses in AVROBIO’s internal control over financial reporting could lead to financial statement restatements and require AVROBIO to incur the expense of remediation.

If AVROBIO experiences material weaknesses or deficiencies in the future, or otherwise fails to establish and maintain effective internal controls, AVROBIO may be unable to produce timely and accurate financial statements, and AVROBIO may conclude that its internal control over financial reporting is not effective, which could adversely impact AVROBIO’s investors’ confidence and AVROBIO’s stock price.

AVROBIO expects to continue AVROBIO’s efforts to improve AVROBIO’s control processes, though there can be no assurance that AVROBIO’s efforts will ultimately be successful or avoid potential material weaknesses, and AVROBIO expects to continue incurring additional costs as a result of these efforts. If AVROBIO is unable to successfully remediate any material weaknesses in AVROBIO’s internal control over financial reporting, the accuracy and timing of AVROBIO’s financial reporting may be adversely affected, AVROBIO may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in AVROBIO’s financial reporting, and AVROBIO’s stock price may decline as a result. AVROBIO also could become subject to investigations by Nasdaq, the SEC or other regulatory authorities.

AVROBIO’s disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

AVROBIO’s disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by AVROBIO in reports AVROBIO files or submits under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. AVROBIO believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in AVROBIO’s control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

AVROBIO does not intend to pay dividends on AVROBIO common stock, so any returns will be limited to the value of AVROBIO’s stock.

AVROBIO has never declared or paid any cash dividends on AVROBIO common stock. AVROBIO currently anticipates that AVROBIO will retain future earnings for the development, operation and expansion of AVROBIO’s business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock.

Provisions in AVROBIO’s charter and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire AVROBIO or increase the cost of acquiring AVROBIO, even if doing so would benefit AVROBIO stockholders or remove AVROBIO’s current management.

AVROBIO’s charter and bylaws and Delaware law contain provisions that may have the effect of delaying or preventing a change in control of AVROBIO or changes in AVROBIO’s management. AVROBIO’s charter and bylaws, include provisions that:

•

authorize “blank check” preferred stock, which could be issued by the AVROBIO Board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to AVROBIO common stock;

•	create a classified board of directors whose members serve staggered three-year terms;

•	specify that special meetings of AVROBIO stockholders can be called only by the AVROBIO Board, the chairperson of the AVROBIO Board, AVROBIO’s Chief Executive Officer or AVROBIO’s President;

•	prohibit stockholder action by written consent;

•

establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of AVROBIO stockholders, including proposed nominations of persons for election to the AVROBIO Board;

•	provide that AVROBIO’s directors may be removed only for cause;

•	provide that vacancies on the AVROBIO Board may be filled only by a majority of directors then in office, even though less than a quorum;

•	specify that no stockholder is permitted to cumulate votes at any election of directors;

•	expressly authorize the AVROBIO Board to modify, alter or repeal AVROBIO’s amended and restated by-laws; and

•	require supermajority votes of the holders of AVROBIO common stock to amend specified provisions of AVROBIO’s charter and bylaws.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in AVROBIO’s management.

In addition, because AVROBIO is incorporated in Delaware, AVROBIO is governed by the provisions of Section 203 of the DGCL, which limits the ability of stockholders owning in excess of 15% of AVROBIO’s outstanding voting stock to merge or combine with AVROBIO.

Any provision of AVROBIO’s amended and restated certificate of incorporation or amended and restated by-laws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for AVROBIO stockholders to receive a premium for their shares of AVROBIO common stock, and could also affect the price that some investors are willing to pay for AVROBIO common stock.

AVROBIO’s bylaws contain exclusive forum provisions, which may limit a stockholder’s ability to bring a claim in a judicial forum it finds favorable and may discourage lawsuits with respect to such claims.

AVROBIO’s amended and restated bylaws provide that, unless AVROBIO consents in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claim for (1) any derivative action or proceeding brought on AVROBIO’s behalf; (2) any action asserting a claim of breach of or based on a fiduciary duty owed by any of AVROBIO’s current or former directors, officers or other employees to AVROBIO or AVROBIO stockholders; (3) any action asserting a claim against AVROBIO or any of AVROBIO’s current or former directors, officers, employees or stockholders arising pursuant to any provision of the DGCL, AVROBIO’s amended and restated certificate of incorporation or AVROBIO’s amended and restated bylaws; or (4) any action asserting a claim governed by the internal affairs doctrine, or the Delaware Forum Provision. The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. AVROBIO’s amended and restated bylaws further provide that, unless AVROBIO consents in writing to an alternative forum, the United States District Court for the District of Massachusetts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision, as AVROBIO’s principal executive offices are located in Cambridge, Massachusetts. In addition, AVROBIO’s amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of AVROBIO’s capital stock is deemed to have notice of and consented to the foregoing Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived AVROBIO’s compliance with the U.S. federal securities laws and the rules and regulations thereunder.

AVROBIO recognizes that the Delaware Forum Provision and the Federal Forum Provision may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware or the Commonwealth of Massachusetts. Additionally, these forum selection clauses in AVROBIO’s amended and restated bylaws may limit AVROBIO stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with AVROBIO or AVROBIO’s directors, officers or employees, which may discourage such lawsuits against AVROBIO and AVROBIO’s directors, officers and employees even though an action, if successful, might benefit AVROBIO stockholders. Section 22 of the Securities Act creates a concurrent jurisdiction for state and federal courts over all suits brought concerning a duty or liability created by the securities laws, rules and regulations thereunder. While the Delaware Supreme Court and other state courts have upheld the validity of federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court, there is uncertainty as to whether other courts will enforce AVROBIO’s Federal Forum Provision. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert the provision is unenforceable, and if the Federal Forum Provision is found to be unenforceable, AVROBIO may incur additional costs with resolving such matters. The Court of Chancery of the State of Delaware and the United States District Court for the District of Massachusetts may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to AVROBIO than AVROBIO stockholders.

AVROBIO’s failure to meet Nasdaq’s continued listing requirements could result in a delisting of AVROBIO common stock.

If AVROBIO fails to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the requirement to maintain a minimum bid price of $1.00 per share pursuant to Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”) Nasdaq may take steps to delist AVROBIO common stock.

On October 4, 2022, AVROBIO received a written notice from the staff (the “Staff”) of Nasdaq’s Listing Qualifications Department, notifying AVROBIO that, for the 30 consecutive business day period between August 22, 2022 through October 3, 2022, AVROBIO common stock had not complied with the Minimum Bid

Price Requirement. On February 23, 2023, AVROBIO received a written notice from the Staff notifying AVROBIO that for 10 consecutive business days, from February 8, 2023 to February 22, 2023, the closing bid price of AVROBIO common stock was at $1.00 per share or greater, and accordingly, the Staff advised AVROBIO that AVROBIO had regained compliance with the Minimum Bid Price Requirement.

On May 11, 2023, AVROBIO received a written notice from the Staff notifying AVROBIO that, for the 30 consecutive business day period between March 29, 2023 through May 10, 2023, AVROBIO common stock had not complied with the Minimum Bid Price Requirement. On June 12, 2023, AVROBIO received a written notice from the Staff notifying AVROBIO that for 14 consecutive business days, from May 22, 2023 to June 9, 2023, the closing bid price of AVROBIO common stock was at $1.00 per share or greater, and accordingly, the Staff advised AVROBIO that AVROBIO had regained compliance with the Minimum Bid Price Requirement.

While AVROBIO has regained compliance with the Minimum Bid Price Requirement as of the date hereof, AVROBIO can provide no assurance that AVROBIO will continue to remain in compliance with the Minimum Bid Price Requirement. If AVROBIO is unable to maintain compliance with any of Nasdaq’s continued listing requirements in the future, AVROBIO may be subject to delisting. At that time, AVROBIO may appeal the Staff’s delisting determination to a Nasdaq Hearing Panel. There can be no assurance that, if AVROBIO receives a delisting notice and appeal the delisting determination by the Staff to the Nasdaq Hearing Panel, such appeal would be successful.

Such a delisting would likely have a negative effect on the price of AVROBIO common stock and would impair your ability to sell or purchase AVROBIO common stock when you wish to do so. Any such delisting could also adversely impact AVROBIO’s ability to raise additional capital or enter into strategic transactions. Additionally, if AVROBIO common stock is not listed on, or becomes delisted from, Nasdaq for any reason, trading AVROBIO common stock could be conducted only in the over-the-counter (“OTC”) market or on an electronic bulletin board established for unlisted securities such as the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, and the liquidity and price of AVROBIO common stock may be more limited than if AVROBIO was quoted or listed on Nasdaq or another national securities exchange. In such circumstances, you may be unable to sell your common stock unless a market can be established or sustained.

Risks Related to Tectonic

Risks Related to Tectonic’s Financial Position and Need for Additional Capital

Tectonic has a limited operating history and has incurred net losses in every year since its inception. Tectonic expects to continue to incur net losses in the future.

Tectonic is a clinical-stage biotechnology company with a limited operating history. Since its inception in 2019, Tectonic has invested most of its resources in organizing and staffing its company, developing its technology and product candidates, building its intellectual property portfolio, conducting business planning, raising capital and providing general and administrative support for these operations. Consequently, Tectonic has no meaningful operations upon which to evaluate its business and predictions about Tectonic’s future success or viability may not be as accurate as they could be if Tectonic had a longer operating history or a history of successfully developing and commercializing drug products. Tectonic continues to incur significant research and development and other expenses related to its ongoing operations. As a result, Tectonic is not profitable and has incurred losses in each period since its inception. For the fiscal years ended December 31, 2023 and 2022, Tectonic reported a net loss of $42.8 million and $32.2 million, respectively. As of December 31, 2023, Tectonic had an accumulated deficit of $90.6 million. Tectonic expects to continue to incur significant losses for the foreseeable future, and expects these losses to increase as Tectonic continues its research and development of, and seek regulatory approvals for, its lead product candidate, TX45, along with any future product candidates it may develop.

Tectonic anticipates that its expenses will increase substantially if, and as, Tectonic:

•	continues the research and development of its clinical- and preclinical-stage product candidates and discovery-stage programs, including the continued development of its lead product candidate TX45;

•	increases the amount of research and development activities to identify and develop product candidates using its proprietary discovery approach;

•	makes milestone, royalty or other payments under in-license or collaboration agreements;

•	maintains, expands and protects its intellectual property portfolio;

•

expands its operational, financial and management systems and increases personnel, including personnel to support its clinical development, manufacturing and commercialization efforts and its operations as a public company;

•

establishes a sales, marketing, medical affairs and distribution infrastructure to commercialize any products for which Tectonic may obtain marketing approval and intends to commercialize on its own or jointly with third parties;

•	invests in or in-license other technologies; and

•

experiences any delays or encounter any issues with any of the above, including but not limited to failed studies, complex results, manufacturing challenges, safety issues or other regulatory challenges.

To become and remain profitable, Tectonic, its collaborators and any potential future collaborators must develop and eventually commercialize products with significant market potential. This will require Tectonic to be successful in a range of challenging activities, including completing preclinical studies and clinical trials, producing biologics with Contract Manufacturing Development Organizations (“CDMOs”) in the United States and in other countries, obtaining marketing approval for product candidates, manufacturing, marketing and selling products for which Tectonic may obtain marketing approval and satisfying any post-marketing requirements. Tectonic may never succeed in any or all of these activities and, even if it does, it may never generate revenue that is significant or large enough to achieve profitability. If Tectonic does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. Tectonic’s failure to become and remain profitable would decrease the value of the company and could impair its ability to raise capital, maintain its research and development efforts, expand its business or continue its operations.

Even if Tectonic succeeds in commercializing one or more of its product candidates, Tectonic will continue to incur substantial research and development and other expenditures to develop and market additional product candidates. Tectonic may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its business. The size of Tectonic’s future net losses will depend, in part, on the rate of future growth of its expenses and its ability to generate revenue. Tectonic’s prior losses and expected future losses have had and will continue to have an adverse effect on its stockholders’ equity and working capital.

Tectonic will need substantial additional funding in order to complete the development and commence commercialization of its product candidates. Failure to obtain this necessary capital when needed may force Tectonic to delay, reduce or eliminate certain of its product development or research operations.

To date, Tectonic has funded its operations primarily with proceeds from the sale of Series A convertible preferred stock, convertible promissory notes and the issuance of SAFEs. Tectonic expects its expenses to increase in connection with its ongoing activities, particularly as Tectonic completes the Phase 1 clinical trial of TX45, initiates the Phase 2 clinical trials of TX45, and continues to research, develop and initiate clinical trials of any other future product candidates. In addition, if Tectonic successfully completes development through Phase 3 and obtains regulatory approval for any of its product candidates, Tectonic expects to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Accordingly, Tectonic will need to obtain substantial additional funding in connection with its continuing operations. If

Tectonic is unable to raise capital when needed or on attractive terms, Tectonic could be forced to delay, reduce or eliminate its product development programs or any future commercialization efforts.

Tectonic expects that its existing cash and cash equivalents upon completion of the merger and Tectonic’s private financings will enable it to fund its operating expenses and capital expenditure requirements into mid-2027. Tectonic has based this estimate on assumptions that may prove to be wrong, and Tectonic could use its capital resources sooner than it currently expects. Tectonic’s future capital requirements for TX45 or its preclinical programs will depend on many factors, including:

•

the progress, timing and completion of preclinical studies and clinical trials for its current or any future product candidates, as well as the associated costs, including any unforeseen costs Tectonic may incur as a result of preclinical study or clinical trial delays due to disease outbreaks, epidemics and pandemics or other causes;

•

the timing and amount of milestone and royalty payments Tectonic is required to make or is eligible to receive under its license agreements with President and Fellows of Harvard College (“Harvard”) and other license agreements, as applicable;

•	the number of potential new product candidates Tectonic identifies and decides to develop;

•	the need for additional or expanded pre-clinical studies and clinical trials beyond those that Tectonic plans to conduct with respect to its current and future product candidates;

•	the costs involved in growing the organization to the size needed to allow for the research, development and potential commercialization of its current or any future product candidates;

•	the costs involved in filing patent applications, maintaining and enforcing patents or defending against infringement or other claims raised by third parties;

•	the maintenance of Tectonic’s existing license and collaboration agreements and the entry into new license and collaboration agreements;

•

the time and costs involved in obtaining regulatory approval for its product candidates and any delays Tectonic may encounter as a result of evolving regulatory requirements or adverse results with respect to any of its product candidates;

•	the effect of competing technological and market developments;

•	the cost and timing of completion of commercial-scale outsourced manufacturing activities;

•

the cost of establishing sales, marketing and distribution capabilities for any product candidates for which Tectonic may receive regulatory approval in regions where Tectonic chooses to commercialize its products on its own;

•	the amount of revenues, if any, Tectonic may derive either directly or in the form of royalty payments from future sales of its product candidates, if approved; and

•	market acceptance of any approved product candidates.

Tectonic does not have any committed external source of funds or other support for its development efforts and Tectonic cannot be certain that additional funding will be available on acceptable terms, or at all. Until Tectonic can generate sufficient product or royalty revenue to finance its cash requirements, which it may never do, Tectonic expects to finance its future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements.

Tectonic’s ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which it may have no or limited control. Market volatility resulting from geopolitical and economic instability, including the conflicts between Russia and Ukraine and Israel and Hamas or other factors could also adversely impact its ability to access capital as and when needed. If adequate funds are not available on commercially acceptable terms when needed, Tectonic may be forced to delay, reduce or terminate the development or commercialization of all or part of its research programs or product candidates or Tectonic may be unable to take advantage of future business opportunities.

Tectonic’s recurring losses from operations and financial conditions raise substantial doubt about its ability to continue as a going concern.

Tectonic’s recurring losses from operations and financial condition raise substantial doubt about its ability to continue as a going concern. In Tectonic’s financial statements for the year ended December 31, 2023, Tectonic concluded that its recurring losses from operations and need for additional financing to fund future operations raise substantial doubt about Tectonic’s ability to continue as a going concern. Similarly, Tectonic’s independent registered public accounting firm included an explanatory paragraph in its report on Tectonic’s financial statements for the year ended December 31, 2023 with respect to this uncertainty. Tectonic’s ability to continue as a going concern will require it to obtain additional funding. If Tectonic is unable to obtain sufficient funding, its business, prospects, financial condition and results of operations will be materially and adversely affected, and Tectonic may be unable to continue as a going concern. If Tectonic is unable to raise capital when needed or on acceptable terms, it would be forced to delay, limit, reduce or terminate its product development or future commercialization efforts of one or more of its product candidates, or may be forced to reduce or terminate its operations. If Tectonic is unable to continue as a going concern, Tectonic may have to liquidate its assets and may receive less than the value at which those assets are carried on its audited financial statements, and it is likely that investors will lose all or part of their investment. After the closing of the merger, in the combined company’s own required quarterly assessment, the combined company may again conclude that there is substantial doubt about its ability to continue as a going concern, and future reports from its independent registered public accounting firm may also contain statements expressing substantial doubt about its ability to continue as a going concern. Even if the reverse merger and the private financing close, the combined company may still need to seek additional funding. If the combined company seeks additional financing to fund its business activities in the future and there remains substantial doubt about its ability to continue as a going concern, investors and other financing sources may be unwilling to provide additional funding to it on commercially reasonable terms, if at all.

Raising additional capital will cause dilution to Tectonic’s stockholders, restrict its operations, or require Tectonic to relinquish rights to its product candidates.

Until such time, if ever, as Tectonic can generate substantial product revenue, Tectonic expects to finance its cash needs through equity or debt financings, third-party funding, marketing, and distribution arrangements, as well as other collaborations, strategic alliances and licensing arrangements, or any combination of these approaches. Tectonic does not have any committed external source of funds. To the extent that Tectonic raises additional capital through the sale of equity or convertible debt securities, the ownership interest of current Tectonic stockholders will be diluted, and the terms of these securities may include liquidation or other preferences. Debt and equity financings, if available, may involve agreements that include covenants limiting or restricting Tectonic’s ability to take specific actions, such as redeeming shares, making investments, incurring additional debt, making capital expenditures, declaring dividends or placing limitations on Tectonic’s ability to acquire, sell or license intellectual property rights.

If Tectonic raises additional capital through future collaborations, strategic alliances, or third-party licensing arrangements, it may have to relinquish certain valuable rights to its intellectual property, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to Tectonic. If Tectonic is unable to raise additional capital when needed, it may be required to delay, limit, reduce or terminate its clinical development or future commercialization efforts, or grant rights to develop and market product candidates that Tectonic would otherwise develop and market itself.

Risks Related to the Discovery, Development and Regulatory Approval of Tectonic’s Product Candidates

Tectonic has limited experience in therapeutic discovery and development and its GEODe™ platform may never result in the regulatory approval of a product candidate.

Notwithstanding the prior experience of individuals on the Tectonic management team in drug discovery and development, Tectonic is still a relatively young organization that has not yet completed the full cycle of activites from discovery through regulatory approval for any of its portfolio projects. Its GEODe™ discovery platform has been the focus of technology development efforts over the last four years and is in the early stages of being applied to novel therapeutic target opportunities. There is no guarantee the platform’s capabilities or its application to targets of interest will lead to therapeutic product candidates that can be successfully developed through different stages of clinical trials and registered for marketing as therapeutic drugs in the United States or any other territory.

Tectonic is very early in its development efforts. If Tectonic is unable to advance TX45 or any of Tectonic’s other product candidates through clinical development, obtain regulatory approval and ultimately commercialize TX45 or any of Tectonic’s other product candidates, or experience significant delays in doing so, Tectonic’s business will be materially harmed.

Tectonic has no products approved for sale and its lead product candidate, TX45, will require clinical development, regulatory review and approval in each jurisdiction in which Tectonic intends to market it, access to sufficient commercial manufacturing capacity, and significant sales and marketing efforts before Tectonic can generate any revenue from product sales.

Before obtaining marketing approval from regulatory authorities for the sale of its product candidates, Tectonic must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. Tectonic is early in its product candidate development efforts, as TX45 is still in Phase 1 clinical trials.

Tectonic’s ability to generate product revenues, which it does not expect will occur in the foreseeable future, if ever, will depend heavily on the successful development and eventual commercialization of TX45 and any future product candidates Tectonic develops, which may never occur. TX45 and any future product candidates Tectonic develops will require additional preclinical and clinical development, management of clinical, preclinical and manufacturing activities, marketing approval in the United States and other jurisdictions for specific indications for use, demonstrating effectiveness to pricing and reimbursement authorities, obtaining sufficient manufacturing supply for both clinical development and commercial production, building of a commercial organization and substantial investment and significant marketing efforts before Tectonic generates any revenues from product sales. The success of Tectonic’s current and future product candidates will depend on several factors, including the following:

•	successful and timely completion of preclinical studies and clinical trials for which the FDA, or any comparable foreign regulatory authority agree with the design, endpoints or implementation;

•	sufficiency of Tectonic’s financial and other resources to complete the necessary preclinical studies and clinical trials;

•	receiving regulatory approvals or authorizations for conducting Tectonic’s planned clinical trials or future clinical trials;

•	initiation and successful patient enrollment in, and completion of, additional clinical trials on a timely basis;

•

Tectonic’s ability to demonstrate to the satisfaction of the FDA or any comparable foreign regulatory authority that the applicable product candidate is safe, pure, and potent for its targeted indications;

•

Tectonic’s ability to demonstrate to the satisfaction of the FDA or any comparable foreign regulatory authority that the applicable product candidate’s risk-benefit ratio for its proposed indication is acceptable;

•	timely receipt of marketing approvals for its product candidates from applicable regulatory authorities;

•	the extent of any required post-marketing approval commitments to applicable regulatory authorities;

•

establishing and scaling up, either alone or with third-party manufacturers, manufacturing capabilities of clinical supply for Tectonic’s clinical trials and commercial manufacturing, if any of its product candidates are approved;

•	obtaining and maintaining patent and proprietary information protection or regulatory exclusivity for its product candidates, both in the United States and internationally;

•	successfully scaling a sales and marketing organization and launching commercial sales of its product candidates, if approved;

•	acceptance of its product candidates’ benefits and uses, if approved, by patients, the medical community and third-party payors;

•	maintaining a continued acceptable safety profile of its product candidates following approval;

•	effectively competing with companies developing and commercializing other therapies in the indications which its product candidates target;

•	obtaining and maintaining healthcare coverage and adequate reimbursement from third-party payors; and

•	enforcing and defending intellectual property rights and claims.

If Tectonic is not successful with respect to one or more of these factors in a timely manner or at all, it could experience significant delays or an inability to successfully commercialize TX45 or any future product candidates it develops, which would materially harm Tectonic’s business. If Tectonic does not receive marketing approvals for its current and future product candidates, Tectonic may not be able to continue its operations.

All of Tectonic’s product candidates are in discovery, preclinical or early clinical development. Clinical trials are difficult to design and implement, and they involve a lengthy and expensive process with uncertain outcomes. Tectonic may experience delays in completing, or ultimately be unable to complete, the development and commercialization of TX45 or any future product candidates.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process and Tectonic’s future clinical trial results may not be successful. Tectonic cannot guarantee that any of its ongoing and planned clinical trials will be conducted as planned or completed on schedule, if at all. Moreover, even if these trials are initiated or conducted on a timely basis, issues may arise that could result in the suspension or termination of such clinical trials.

To date, Tectonic has not completed any clinical trials required for the approval of any of its product candidates. Although Tectonic has recently commenced its Phase 1a clinical trial of TX45, in healthy volunteers, Tectonic may experience delays in its ongoing clinical trials or preclinical studies and Tectonic does not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time, have sufficient drug supply for its product candidates on a timely basis or be completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing, and Tectonic’s ongoing and future clinical trials may not be successful. Tectonic also may experience numerous unforeseen events during its clinical trials that could delay or prevent its ability to receive marketing approval or commercialize TX45 or any future product candidates, including:

•	delays in or failure to obtain regulatory authorizations to commence a trial;

•	delays in reaching a consensus with regulatory agencies as to the design or implementation of its clinical trials;

•

delays in or failure to reach agreement on acceptable terms with prospective contract research organizations (“CROs”) and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	delays in or failure to obtain institutional review board (“IRB”) approval at each site;

•	delays in or failure to recruit a sufficient number of suitable patients to participate in a trial;

•	failure to have patients complete a trial or return for post-treatment follow-up;

•	clinical sites deviating from trial protocol or dropping out of a trial;

•	delays in adding new clinical trial sites;

•	failure to manufacture sufficient quantities of its product candidates for use in clinical trials in a timely manner;

•

occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits, such as complications with pharmacokinetic behaviors, or safety or tolerability concerns that could cause Tectonic or its collaborators, as applicable, to suspend or terminate a trial if Tectonic or its collaborators find that the participants are being exposed to unacceptable health risks;

•	failure to perform clinical trials in accordance with the FDA’s or any other regulatory authority’s good clinical practices (“GCP”) requirements, or regulatory guidelines in other countries;

•

failure to demonstrate to the satisfaction of the FDA or any comparable foreign regulatory authority that the applicable product candidate’s risk-benefit ratio for its proposed indication is acceptable;

•	changes in regulatory requirements, policies and guidelines;

•	failure of its third-party research contractors to comply with regulatory requirements or meet their contractual obligations to Tectonic in a timely manner, or at all;

•	delays in establishing the appropriate dosage levels in clinical trials;

•	the quality or stability of its product candidates falling below acceptable standards; and

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business interruptions resulting from natural disasters, political, geopolitical and economic instability, including political unrest or unstable economic conditions in China, the war between Russia and Ukraine, the conflict in the Middle East, terrorism, political turmoil, disease outbreaks, epidemics and pandemics.

In addition, Tectonic could also encounter delays if a clinical trial is suspended or terminated by it, the IRBs of the institutions in which such trials are being conducted, or the FDA or comparable foreign regulatory authorities, or recommended for suspension or termination by the Data Safety Monitoring Board for such trial. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or its clinical protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product or treatment, failure to establish or achieve clinically meaningful trial endpoints, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of Tectonic’s product candidates. Further, the FDA or comparable foreign regulatory authorities may disagree with Tectonic’s clinical trial design and its interpretation of data from clinical trials, or may change the requirements for approval even after they have reviewed and commented on the design for Tectonic’s clinical trials.

Tectonic’s product development costs will increase if it experiences delays in clinical testing or marketing approvals. Tectonic does not know whether any of its clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant clinical trial delays also could shorten any periods during which Tectonic may have the exclusive right to commercialize its product candidates and may allow its competitors to bring products to market before Tectonic does, potentially impairing its ability to successfully commercialize its product candidates and harming Tectonic’s business and results of operations. Any delays in Tectonic’s clinical development programs may harm its business, financial condition and results of operations significantly.

Tectonic’s clinical trials may fail to demonstrate substantial evidence of the safety, efficacy, purity and potency of its product candidates or any future product candidates, which would prevent or delay or limit the scope of regulatory approval and commercialization.

To obtain the requisite regulatory approvals to market and sell any of Tectonic’s product candidates, including TX45 and any other future product candidates, Tectonic must demonstrate through extensive preclinical studies and clinical trials that its biologic products, including TX45, are safe and effective for use in each targeted indication. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical development process. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization. Tectonic may be unable to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful, and a clinical trial can fail at any stage of testing. Further, the process of obtaining regulatory approval is expensive, often takes many years following the commencement of clinical trials and can vary substantially based upon the type, complexity and novelty of the product candidates involved, as well as the target indications, patient population and regulatory agency. Prior to obtaining approval to commercialize TX45 and any future product candidates in the United States or abroad, Tectonic, its collaborators or its potential future collaborators must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA or comparable foreign regulatory authorities, that such product candidates are safe and effective for their intended uses.

Clinical trials that Tectonic conducts may not demonstrate the efficacy and safety necessary to obtain regulatory approval to market its product candidates. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. If the results of Tectonic’s ongoing or future clinical trials are inconclusive with respect to the efficacy of its product candidates, if Tectonic does not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with its product candidates, Tectonic may be delayed in obtaining marketing approval, if at all. Additionally, any safety concerns observed in any one of Tectonic’s clinical trials in its targeted indications could limit the prospects for regulatory approval of its product candidates in those and other indications.

Even if the trials are successfully completed, clinical data are often susceptible to varying interpretations and analyses or may not provide a sufficient risk-benefit ratio, and Tectonic cannot guarantee that the FDA or comparable foreign regulatory authorities will interpret the results as Tectonic does or find a risk-benefit ratio for a proposed indication acceptable, and more trials could be required before Tectonic submits its product candidates for approval. Tectonic cannot guarantee that the FDA or comparable foreign regulatory authorities will view its product candidates as having efficacy even if positive results are observed in clinical trials. Moreover, results acceptable to support approval in one jurisdiction may be deemed inadequate by another regulatory authority to support regulatory approval in that other jurisdiction. To the extent that the results of the trials are not satisfactory to the FDA or comparable foreign regulatory authorities for support of a marketing application, approval of TX45 and any future product candidates may be significantly delayed, or Tectonic may be required to expend significant additional resources, which may not be available to it, to conduct additional trials in support of potential approval of its product candidates. Even if regulatory approval is secured for a product candidate, the terms of such approval may limit the scope and use of the specific product candidate, which may also limit its commercial potential.

The results of preclinical studies and early-stage clinical trials of Tectonic’s product candidates may not be predictive of the results of later-stage clinical trials. Initial success in Tectonic’s ongoing clinical trials may not be indicative of results obtained when these trials are completed or in later-stage trials.

The results of nonclinical and preclinical studies and clinical trials may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. Furthermore, there can be no assurance that any of Tectonic’s clinical trials will ultimately be successful or support further clinical development of any of its product candidates. There is a high failure rate for product candidates proceeding through clinical trials. Many companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development and Tectonic cannot be certain that it will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway, or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA approval. Any such setbacks in Tectonic’s clinical development could have a material adverse effect on its business, financial condition and results of operations.

Tectonic’s product candidates may be associated with serious adverse, undesirable or unacceptable side effects or other properties or safety risks, which may delay or halt their clinical development, or prevent marketing approval. If such side effects are identified during the development of its product candidates or following approval, Tectonic may suspend or abandon its development of such product candidates, the commercial profile of any approved label may be limited, or Tectonic may be subject to other significant negative consequences following marketing approval.

Undesirable side effects that may be caused by Tectonic’s product candidates could cause Tectonic or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. While Tectonic’s lead product candidate, TX45, has generally been well tolerated in its preclinical studies and the Phase 1 healthy volunteer trials to date, the results from future preclinical studies and clinical trials, including of Tectonic’s other product candidates, may identify safety concerns or other undesirable properties of its product candidates.

The results of Tectonic’s ongoing Phase 1 clinical trial of TX45, its planned Phase 2 clinical trials of TX45, and future clinical trials of these and other product candidates may show that its product candidates cause undesirable or unacceptable side effects or even death. In such an event, Tectonic’s trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order it to cease further development of or deny approval of its product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm Tectonic’s business, financial condition and results of operations significantly.

Moreover, if Tectonic’s product candidates are associated with undesirable side effects in preclinical studies or clinical trials or have characteristics that are unexpected, it may elect to abandon their development or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for the product candidate, if approved.

Additionally, adverse developments in clinical trials of pharmaceutical and biopharmaceutical products conducted by others may cause the FDA or other regulatory oversight bodies to suspend or terminate Tectonic’s clinical trials or to change the requirements for approval of any of its product candidates. For example, immunogenicity is a concern for all protein therapeutics in human clinical trials, and immunogenic reactions in patients in Tectonic’s trials may lead to adverse effects and/or impact exposure, which in turn may lead to protocol amendments, clinical holds, or other actions that delay or significantly impact the prospects for Tectonic’s product candidates.

Additionally, if any of Tectonic’s product candidates receives marketing approval and Tectonic or others later identify undesirable or unacceptable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product and require Tectonic to take such approved product off the market;

•	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;

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regulatory authorities may require a medication guide outlining the risks of such side effects for distribution to patients, or that Tectonic implements a risk evaluation and mitigation strategy (“REMS”) plan to ensure that the benefits of the product outweigh its risks;

•	Tectonic may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

•	Tectonic may be subject to limitations on how it may promote the product;

•	sales of the product may decrease significantly;

•	Tectonic may be subject to litigation or product liability claims; and

•	Tectonic’s reputation may suffer.

Any of these events could prevent Tectonic, its collaborators or its potential future partners from achieving or maintaining market acceptance of the affected product or could substantially increase commercialization costs and expenses, which in turn could delay or prevent Tectonic from generating significant revenue from the sale of its product candidates, if approved.

Tectonic may find it difficult to enroll patients in its clinical trials, which could delay or prevent Tectonic from proceeding with, or otherwise adversely affect, clinical trials of its product candidates.

Identifying and qualifying patients to participate in clinical trials of Tectonic’s product candidates is critical to its success. The timely completion of Tectonic’s clinical trials in accordance with their protocols depends, among other things, on its ability to recruit a sufficient number of eligible patients to participate and remain in the trial until its conclusion. Patients may be unwilling to participate in Tectonic’s clinical trials because of negative publicity from adverse events related to novel therapeutic approaches, competitive clinical trials for similar patient populations, the existence of current treatments or for other reasons. Any delays related to patient enrollment could result in increased costs, delays in advancing Tectonic’s product candidates, delays in testing the effectiveness of Tectonic’s product candidates or termination of the clinical trials altogether. Tectonic may not be able to identify, recruit and enroll a sufficient number of patients, or those with the required or desired characteristics, to complete its clinical trials in a timely manner. Patient enrollment and trial completion is affected by many factors, including the:

•	location of one of Tectonic’s expected trial sites in Moldova for the Phase 1b trial and its proximity to the conflict between Russia and the Ukraine;

•	size and nature of the patient population and process for identifying patients;

•	proximity and availability of clinical trial sites for prospective patients;

•	eligibility and exclusion criteria for the trial;

•	design of the clinical trial;

•	safety profile, to date, of the product candidate under study;

•	perceived risks and benefits of the product candidate under study;

•	perceived risks and benefits of Tectonic’s approach;

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approval of competing product candidates currently under investigation for the treatment of similar diseases or conditions, or competing clinical trials for similar product candidates or targeting patient populations meeting Tectonic’s patient eligibility criteria;

•	severity of the disease under investigation;

•	degree of progression of the patient’s disease at the time of enrollment;

•	ability to obtain and maintain patient consent;

•	risk that enrolled patients will drop out before completion of the trial;

•	patient referral practices of physicians; and

•	ability to adequately monitor patients during and after treatment.

Tectonic’s clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as its product candidates, and this competition will reduce the number and types of patients available to Tectonic, because some patients who might have opted to enroll in its trials may instead opt to enroll in a trial being conducted by one of its competitors. Since the number of qualified clinical investigators is limited, Tectonic expects to conduct some of its clinical trials at the same clinical trial sites that some of its competitors use, which will reduce the number of patients who are available for its clinical trials in such clinical trial site.

Delays in patient enrollment may result in increased costs or may affect the timing or outcome of its future clinical trials, which could prevent completion of these trials and adversely affect Tectonic’s ability to advance the development of its product candidates.

Interim, topline and preliminary data from Tectonic’s clinical trials that Tectonic announces or publishes from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, Tectonic may publish interim, topline or preliminary data from its clinical trials. Preliminary and interim data from its clinical trials may change as more patient data become available. Preliminary or interim data from its clinical trials are not necessarily predictive of final results. Preliminary and interim data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues, more patient data become available and Tectonic issues its final clinical trial report. Interim, topline and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data Tectonic previously published. As a result, preliminary, topline and interim data should be viewed with caution until the final data are available. Material adverse changes in the final data compared to the interim data could significantly harm Tectonic’s business prospects.

Further, others, including regulatory agencies, may not accept or agree with Tectonic’s assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product, if any, and the company in general. In addition, the information Tectonic chooses to publicly disclose regarding a particular preclinical study or clinical trial is based on what is typically extensive information, and you or others may not agree with what Tectonic determines is the material or otherwise appropriate information to include in its disclosure, and any information Tectonic determines not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product, if any, product candidate or its business. If the preliminary and interim data that Tectonic reports differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, Tectonic’s ability to obtain approval for, and commercialize, its product candidates may be harmed, which could harm its business, operating results, prospects or financial condition.

Preclinical development is uncertain. Tectonic’s preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect its ability to obtain regulatory approvals or commercialize these programs on a timely basis or at all, which would have an adverse effect on Tectonic’s business.

Before Tectonic can commence clinical trials for any product candidate, it must complete extensive preclinical studies that support any future Investigational New Drug (“IND”) applications in the United States, or similar applications in other jurisdictions. Tectonic has not interacted with or submitted any IND to the FDA and all of its clinical trials have, to date, been conducted in Australia. Conducting preclinical testing is a lengthy, time-consuming and expensive process and delays associated with product candidates for which Tectonic is directly conducting preclinical testing and studies may cause it to incur additional operating expenses. While Tectonic is currently conducting a Phase 1 clinical trial for TX45, and plans to initially conduct Phase 2 clinical trials for TX45, including some trials which may be outside of the United States, it cannot be certain of the timely completion or outcome of its preclinical testing and studies for its other product candidates and cannot predict if the FDA will accept Tectonic’s proposed clinical programs or if the outcome of its preclinical testing and foreign clinical trials will ultimately support the further development of its other product candidates. As a result, Tectonic cannot be sure that it will be able to submit INDs or similar applications for its preclinical programs on the timelines Tectonic expect, if at all, and Tectonic cannot be sure that submission of INDs or similar applications will result in the FDA or comparable foreign regulatory authorities allowing clinical trials to begin.

The regulatory approval processes of the FDA and comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable, and if Tectonic is ultimately unable to obtain regulatory approval for its product candidates, its business will be substantially harmed.

The time required to obtain approval by the FDA and comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, laws or regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Tectonic has not obtained regulatory approval for any product candidate and it is possible that none of its existing product candidates or any product candidates Tectonic may seek to develop in the future will ever obtain regulatory approval.

Tectonic’s product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of its clinical trials;

•	Tectonic may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe, pure and potent for its proposed indication;

•	the population studied may not be sufficiently broad or representative to assure safety or efficacy in the population for which Tectonic seeks approval;

•	the results of clinical trials may not meet the level of clinical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	Tectonic may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with its interpretation of data from preclinical studies or clinical trials;

•	the FDA or comparable foreign regulatory authorities may require additional preclinical studies or clinical trials beyond those that Tectonic currently anticipates;

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the data collected from clinical trials of Tectonic’s product candidates may not be sufficient to support the submission of a Biologics License Application (“BLA”) as applicable, to the FDA or other submission or to obtain regulatory approval in the United States or elsewhere;

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the FDA or comparable foreign regulatory authorities may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which Tectonic contracts for clinical and commercial supplies; and

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the approval policies or regulations of the FDA or any comparable foreign regulatory authorities or the laws they enforce may significantly change in a manner rendering Tectonic’s clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in Tectonic’s failing to obtain regulatory approval to market any of its product candidates, which would significantly harm Tectonic’s business, financial condition and results of operations. The FDA and comparable foreign regulatory authorities have substantial discretion in the approval process, and determining when or whether regulatory approval will be obtained for any of its product candidates. Even if Tectonic believes the data collected from clinical trials of its product candidates are promising, such data may not be sufficient to support approval by the FDA or comparable foreign regulatory authorities.

In addition, even if Tectonic were to obtain approval, regulatory authorities may approve any of its product candidates for fewer or more limited indications than Tectonic requests, may not approve the price Tectonic intends to charge for its products, if any, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for Tectonic’s product candidates.

The FDA and any comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction.

Tectonic is presently conducting clinical development solely in Australia and will likely choose to conduct additional international clinical trials in the future. Tectonic has not interacted with or submitted any IND to the FDA. The acceptance of study data by the FDA or any comparable foreign regulatory authority from clinical trials conducted outside of their respective jurisdictions may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the United States population and United States medical practice, (ii) the trials are performed by clinical investigators of recognized competence and pursuant to compliance with current GCP requirements and (iii) the FDA is able to validate the data through an on-site inspection or other appropriate mean. Additionally, the FDA’s clinical trial requirements, including the adequacy of the patient population studied and statistical powering, must be met. In addition, such foreign trials are subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any applicable foreign regulatory authority will accept data from trials conducted outside of its applicable jurisdiction. If the FDA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of Tectonic’s business plan, and which may result in its product candidates not receiving approval for commercialization in the applicable jurisdiction.

Even if Tectonic receives regulatory approval of a product candidate, Tectonic will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and Tectonic may be subject to penalties if it fails to comply with regulatory requirements or experience unanticipated problems with such product candidate.

If any of Tectonic’s product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies and submission of safety, efficacy and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities. In addition, Tectonic will be subject to continued compliance with current Good Manufacturing Practices (“cGMPs”) and GCP requirements for any clinical trials that it conducts post-approval.

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, Tectonic and its contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any BLA, other marketing application, and previous responses to inspection observations. Accordingly, Tectonic and others with whom it works must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

Any regulatory approvals that Tectonic receives for its product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS program as a condition of approval of Tectonic’s product candidates, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves Tectonic’s product candidates, Tectonic will have to comply with requirements including submissions of safety and other post-marketing information and reports and registration.

The FDA may impose consent decrees or withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with Tectonic’s product candidates, including adverse events of unanticipated severity or frequency, or with its third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of Tectonic’s products, withdrawal of the product from the market or voluntary or mandatory product recalls;

•	fines, warning letters or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by Tectonic or suspension or revocation of license approvals;

•	product seizure or detention or refusal to permit the import or export of Tectonic’s product candidates; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses and a company that is found to have improperly promoted off-label uses may be subject to significant liability including, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe, in their independent professional medical judgment, legally available products for uses that are not described in the product’s labeling and that differ from those tested by Tectonic and approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined companies from engaging in off-label promotion. The FDA and other regulatory agencies have also required that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling.

The holder of a BLA must submit new or supplemental applications and obtain approval for certain changes to the approved product, product labeling, or manufacturing process. Tectonic could also be asked to conduct post-marketing clinical trials to verify the safety and efficacy of its products in general or in specific patient subsets. If original marketing approval was obtained via the accelerated approval pathway, Tectonic could be required to conduct a successful post-marketing clinical trial to confirm clinical benefit for its products. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of marketing approval.

The policies of the FDA and of comparable foreign regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of Tectonic’s product candidates. Tectonic cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If Tectonic is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Tectonic is not able to maintain regulatory compliance, it may lose any marketing approval that Tectonic may have obtained and it may not achieve or sustain profitability.

If approved, Tectonic’s investigational products may face competition from biosimilars approved through an abbreviated regulatory pathway.

Tectonic is developing TX45 initially for the treatment of Group 2 Pulmonary Hypertension (“PH”), which it anticipates will be regulated as a biological product. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “ACA”) includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of the other company’s product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty.

Tectonic believes that any of its product candidates approved as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider Tectonic’s investigational medicines to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of litigation. Moreover, the extent to which a biosimilar, once licensed, will be substituted for any one of Tectonic’s reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

If competitors are able to obtain marketing approval for biosimilars referencing Tectonic’s products, its products may become subject to competition from such biosimilars, with the attendant competitive pressure and consequences.

Tectonic may become exposed to costly and damaging liability claims, either when testing its product candidates in the clinic or at the commercial stage, and Tectonic’s product liability insurance may not cover all damages from such claims.

Tectonic is exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of biotechnology products. Currently, Tectonic has no products that have been approved for commercial sale; however, the current and future use of product candidates by Tectonic and its collaborators in clinical trials, and the potential sale of any approved products in the future, may expose Tectonic to liability claims. These claims might be made by patients who use the product, healthcare providers, pharmaceutical companies, its collaborators or others selling such products. Any claims against Tectonic, regardless of their merit, could be difficult and costly to defend and could materially adversely affect the market for its product candidates or any prospects for commercialization of its product candidates. Although the clinical trial process is designed to identify and assess potential side effects, it is always possible that a product, even after regulatory approval, may exhibit unforeseen side effects. If any of Tectonic’s product candidates were to cause adverse side effects during clinical trials or after approval of the product candidate, it may be exposed to substantial liabilities. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use its product candidates. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for Tectonic’s products due to negative public perception;

•	injury to Tectonic’s reputation;

•	withdrawal of clinical trial participants or difficulties in recruiting new trial participants;

•	initiation of investigations by regulators;

•	costs to defend or settle the related litigation;

•	a diversion of management’s time and Tectonic’s resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenues from product sales; and

•	the inability to commercialize any of Tectonic’s product candidates, if approved.

Although Tectonic believes it maintains adequate product liability insurance for its product candidates, it is possible that its liabilities could exceed its insurance coverage. Tectonic intends to expand its insurance coverage to include the sale of commercial products if Tectonic obtains marketing approval for any of its product candidates. However, Tectonic may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against Tectonic for uninsured liabilities or in excess of insured liabilities, its assets may not be sufficient to cover such claims and its business operations could be impaired.

Should any of the events described above occur, this could have a material adverse effect on Tectonic’s business, financial condition and results of operations.

Due to Tectonic’s limited resources and access to capital, Tectonic must, and has in the past decided to, prioritize development of certain product candidates over other potential product candidates. These decisions may prove to have been wrong and may adversely affect Tectonic’s ability to develop its own programs, its attractiveness as a commercial partner and may ultimately have an impact on its commercial success.

Because Tectonic has limited resources and access to capital to fund its operations, it must decide which product candidates to pursue and the amount of resources to allocate to each. Tectonic’s decisions concerning the allocation of research, collaboration, management and financial resources toward particular proprietary molecules in its library, product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. Similarly, Tectonic’s decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause Tectonic to miss valuable opportunities. If Tectonic makes incorrect determinations regarding the market potential of its product candidates or misread trends in the biotechnology industry, in particular for its lead product candidate, TX45, Tectonic’s business, financial condition and results of operations could be materially adversely affected.

Tectonic may seek orphan drug designation for product candidates it develops, and Tectonic may be unsuccessful or may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity.

As part of Tectonic’s business strategy, it may seek orphan drug designation for any product candidates it develops, and it may be unsuccessful. While Tectonic has not made a determination regarding whether Tectonic intends to seek orphan drug designation for any of its product candidates at this time, Tectonic may do so in the future. Regulatory authorities in some jurisdictions, including the United States, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act in the United States, the FDA may designate a drug as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards certain clinical trial costs, tax advantages and user-fee waivers.

Generally in the United States, if a drug with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same indication for seven years, except in limited circumstances.

Even if Tectonic obtains orphan drug exclusivity for any of its product candidates, that exclusivity may not effectively protect the product candidate from competition because different therapies can be approved for the same condition and the same therapies can be approved for different conditions but used off-label. Even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process. While Tectonic may seek orphan drug designation for applicable indications for its current and any future product candidates, Tectonic may never receive such designations. Even if Tectonic does receive such designations, there is no guarantee that Tectonic will enjoy the benefits of those designations.

Risks Related to Commercialization of Tectonic’s Product Candidates

If Tectonic is unable to successfully commercialize any product candidate for which Tectonic receives regulatory approval, or experience significant delays in doing so, its business will be materially harmed.

If Tectonic is successful in obtaining marketing approval from applicable regulatory authorities for TX45 or any other product candidate, its ability to generate revenues from any such products will depend on its success in:

•	launching commercial sales of such products, whether alone or in collaboration with others;

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receiving approved labels with claims that are necessary or desirable for successful marketing, and that do not contain safety or other limitations that would impede Tectonic’s ability to market such products;

•	creating market demand for such products through marketing, sales and promotion activities;

•	hiring, training, and deploying a sales force or contracting with third parties to commercialize such products in the United States;

•	creating strategic collaborations with, or offering licenses to, third parties to promote and sell such products in foreign markets where Tectonic receives marketing approval;

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manufacturing such products (i) in sufficient quantities, (ii) at acceptable quality and cost and (iii) in a presentation that is practical and compatible with the intended clinical use to meet commercial demand at launch and thereafter;

•	establishing and maintaining agreements with wholesalers, distributors, and group purchasing organizations on commercially reasonable terms;

•	maintaining patent and trade secret protection and regulatory exclusivity for such products;

•	achieving market acceptance of such products by patients, the medical community, and third-party payors;

•	achieving coverage and adequate reimbursement from third-party payors for such products;

•	patients’ willingness to pay out-of-pocket in the absence of such coverage and adequate reimbursement from third-party payors;

•	effectively competing with other therapies; and

•	maintaining a continued acceptable safety profile of such products following launch.

•	To the extent Tectonic is not able to do any of the foregoing, its business, financial condition, results of operations, stock price and prospects will be materially harmed.

Tectonic faces significant competition from other biotechnology and pharmaceutical companies, and its operating results will suffer if Tectonic fails to compete effectively.

The biotechnology industry is characterized by intense competition and rapid innovation. Tectonic’s competitors may be able to develop other compounds or drugs that are able to achieve similar or better results. Tectonic’s potential competitors include major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies and universities and other research institutions. Many of its competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations and well-established sales forces. Smaller or early-stage companies may also prove to be significant competitors, particularly as they develop novel approaches to treating disease indications that Tectonic’s product candidates are also focused on treating. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel therapeutics or to in-license novel therapeutics that could make the product candidates that Tectonic develops obsolete. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in Tectonic’s competitors. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Tectonic’s competitors, either alone or with collaborative partners, may succeed in developing, acquiring or licensing on an exclusive basis drug or biologic products that are more effective, safer, more easily commercialized or less costly than its product candidates or may develop proprietary technologies or secure patent protection that Tectonic may need for the development of its technologies and products. Tectonic believes the key competitive factors that will affect the development and commercial success of its product candidates are efficacy, safety, tolerability, reliability, convenience of use, price and reimbursement.

Tectonic competes in the segments of the biotechnology, pharmaceutical and other related industries that develop and market therapies for the treatment of Group 2 PH and HHT disorders. Although there are no other companies who have commercialized therapies for the same therapeutic areas that Tectonic’s product candidates target, there are many other companies, including large biotechnology and pharmaceutical companies, that are developing therapies for the same therapeutic areas. For example, AstraZeneca for the treatment of Group 2 PH and Vaderis for the treatment of HHT. Also, treatments that could potentially be of use across all HFpEF patients, such as are currently being developed by Lilly and others, could also benefit the Group 2 PH subgroup of the HFpEF population and thus represent competition for Tectonic in this segment as well.

Tectonic anticipates that it will continue to face intense and increasing competition as new treatments enter the market and advanced technologies become available. There can be no assurance that Tectonic’s competitors are not currently developing, or will not in the future develop, products that are equally or more effective or are more economically attractive than any of its current or future product candidates. Competing products may gain faster or greater market acceptance than Tectonic’s products, if any, and medical advances or rapid technological development by competitors may result in its product candidates becoming non-competitive or obsolete before Tectonic is able to recover its research and development and commercialization expenses. If Tectonic or its product candidates do not compete effectively, it may have a material adverse effect on its business, financial condition and results of operations.

Tectonic does not have a sales or marketing infrastructure and has no experience in the sale or marketing of biotechnology products. To achieve commercial success for any approved product, Tectonic must develop or acquire a sales and marketing organization, outsource these functions to third parties or enter into strategic collaborations.

Tectonic may decide to establish its own sales and marketing capabilities and promote its product candidates if and when regulatory approval has been obtained in the United States or in other jurisdictions. There are risks involved if Tectonic decides to establish its own sales and marketing capabilities or enter into arrangements with third parties to perform these services. Even if Tectonic establishes sales and marketing capabilities, Tectonic may fail to launch its products effectively or to market its products effectively since Tectonic has no experience in the sales and marketing of biotechnology products. In addition, recruiting and training a sales force is expensive and time consuming and could delay any product launch. In the event that any such launch is delayed or does not occur for any reason, Tectonic would have prematurely or unnecessarily incurred these commercialization expenses, and its investment would be lost if Tectonic cannot retain or reposition its sales and marketing personnel. Factors that may inhibit Tectonic’s efforts to commercialize its products on its own include:

•	Tectonic’s inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or educate adequate numbers of physicians on the benefits of its products;

•	the lack of complementary products to be offered by sales personnel, which may put Tectonic at a competitive disadvantage relative to companies with more extensive product lines;

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization; and

•	costs of marketing and promotion above those anticipated by Tectonic.

If Tectonic enters into arrangements with third parties to perform sales and marketing services, its product revenues or the profitability of these product revenues to Tectonic could be lower than if it were to market and sell any products that it develops itself. Such collaborative arrangements with partners may place the commercialization of Tectonic’s products outside of its control and would make Tectonic subject to a number of risks including that Tectonic may not be able to control the amount or timing of resources that its collaborative partner devotes to Tectonic’s products or that Tectonic’s collaborator’s willingness or ability to complete its obligations, and Tectonic’s obligations under Tectonic’s arrangements may be adversely affected by business combinations or significant changes in Tectonic’s collaborator’s business strategy. In addition, Tectonic may not be successful in entering into arrangements with third parties to sell and market its products or may be unable to do so on terms that are favorable to Tectonic. Acceptable third parties may fail to devote the necessary resources and attention to sell and market Tectonic’s products effectively.

If Tectonic does not establish sales and marketing capabilities successfully, either on its own or in collaboration with third parties, Tectonic may not be successful in commercializing its products, if any, which in turn would have a material adverse effect on Tectonic’s business, financial condition and results of operations.

Even if a product candidate Tectonic develops receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success. The revenues that Tectonic generates from their sales may be limited, and Tectonic may never become profitable.

Tectonic has never commercialized a product candidate for any indication. Even if Tectonic’s product candidates are approved by the appropriate regulatory authorities for marketing and sale, they may not gain acceptance among physicians, patients, third-party payors and others in the medical community. If any product candidates for which Tectonic obtains regulatory approval does not gain an adequate level of market acceptance, Tectonic could be prevented from or significantly delayed in achieving profitability. Market acceptance of its product candidates by the medical community, patients and third-party payors will depend on a number of factors, some of which are beyond its control. For example, physicians are often reluctant to switch their patients and patients may be reluctant to switch from existing therapies even when new and potentially more effective or safer treatments enter the market.

Efforts to educate the medical community and third-party payors on the benefits of its product candidates may require significant resources and may not be successful. If any of Tectonic’s product candidates are approved but do not achieve an adequate level of market acceptance, Tectonic could be prevented from or significantly delayed in achieving profitability. The degree of market acceptance of any product for which Tectonic receives marketing approval will depend on a number of factors, including:

•	the clinical indications for which Tectonic’s product candidates are approved;

•	physicians, hospitals and patients considering Tectonic’s product candidates as a safe and effective treatment;

•	the potential and perceived advantages of its product candidates over alternative treatments;

•	the prevalence and severity of any side effects;

•	product labeling or product insert requirements of the FDA or comparable foreign regulatory authorities;

•	limitations or warnings contained in the labeling approved by the FDA or comparable foreign regulatory authorities;

•	the timing of market introduction of Tectonic’s product candidates in relation to other potentially competitive products;

•	the cost of Tectonic’s product candidates in relation to alternative treatments;

•	the amount of upfront costs or training required for physicians to administer Tectonic’s product candidates;

•	the availability of coverage and adequate reimbursement from third-party payors and government authorities;

•	the willingness of patients to pay out-of-pocket in the absence of comprehensive coverage and reimbursement by third-party payors and government authorities;

•	the relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies;

•	the effectiveness of Tectonic’s sales and marketing efforts and distribution support; and

•	the presence or perceived risk of potential product liability claims.

Healthcare reform may negatively impact Tectonic’s ability to profitably sell TX45 and any potential future product candidates, if approved.

Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of TX45 or any potential future product candidates, restrict or regulate post-approval activities and affect Tectonic’s ability to profitably sell any product for which it obtains marketing approval.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively referred to as the ACA, was enacted, which includes measures that have significantly changed the way health care is financed by both governmental and private insurers. There have been executive, judicial and congressional challenges to certain aspects of the ACA. While Congress has not passed comprehensive legislation repealing the ACA, such legislation may be reintroduced. Members of Congress have introduced legislation to modify or replace certain provisions of the ACA. It is unclear how these efforts to repeal and/or replace the ACA will impact the ACA and Tectonic’s business. For example, the Tax Cuts and Jobs Act, repealed the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage that is commonly referred to as the “individual mandate.” On June 17, 2021, the Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Prior to the United States Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA.

Further, on July 9, 2021, President Biden issued an executive order directing the FDA to, among other things, continue to clarify and improve the approval framework for generic drugs and biosimilars, including the standards for interchangeability of biological products, facilitate the development and approval of biosimilar and interchangeable products, clarify existing requirements and procedures related to the review and submission of BLAs, and identify and address any efforts to impede generic drug and biosimilar competition.

Additionally, on August 16, 2022, President Biden signed the Inflation Reduction Act (the “IRA”), into law, which among other things, (1) directs the Department of Health and Human Services (the “HHS”), to negotiate the price of certain single-source drugs and biologics covered under Medicare and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. The IRA includes certain exemptions to the price negotiation program, including a limited exemption for products with orphan drug designation. This exemption applies only to products with one orphan drug designation that is (i) for a rare disease or condition and (ii) is approved for indication(s) for such rare disease or condition. By limiting price negotiation exemption to products with only one orphan drug designation, the IRA may decrease Tectonic’s interest in pursuing orphan drug designation for its product candidates in multiple indications. The IRA also, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025 and eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. These provisions take effect progressively starting in fiscal year 2023. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug pricing negotiation program is currently subject to legal challenges. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. It is possible that the ACA and IRA may be subject to judicial or Congressional challenges in the future. It is unclear how any additional healthcare reform measures may impact the ACA or IRA, increase the pressure on drug pricing or limit the availability of coverage and adequate reimbursement for TX45 and any potential future product candidates, which would adversely affect Tectonic’s business.

There has also been increasing executive, legislative and enforcement interest in the United States with respect to drug pricing practices. There have been U.S. congressional inquiries, presidential executive orders and proposed and enacted legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. For example, in an executive order, the administration of President Biden expressed its intent to pursue certain policy initiatives to reduce drug prices and, in response, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to lower drug prices. Further, in response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the Centers for Medicare & Medicaid Services (“CMS”), Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve the quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework. Tectonic expects that the healthcare reform measures that have been adopted and may be adopted in the future may result in more rigorous coverage criteria and additional downward pressure on the price that it receives for any approved product and could seriously harm its future revenues. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent Tectonic from being able to generate revenue, attain profitability or commercialize its products.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. Such reforms could have an adverse effect on anticipated revenue from TX45 and any potential future product candidates that Tectonic may successfully develop and for which it may obtain regulatory approval and may affect its overall financial condition and ability to develop product candidates.

In many countries outside the United States, government-sponsored healthcare systems are the primary payors for drugs. With increasing budgetary constraints and/or difficulty in understanding the value of medicines, governments and payors in many countries are applying a variety of measures to exert downward price pressure and Tectonic expects that legislators, policy makers and healthcare insurance funds in the EU Member States will continue to propose and implement cost cutting measures. These measures include mandatory price controls, price referencing, therapeutic-reference pricing, increases in mandates, incentives for generic substitution and biosimilar usage, government-mandated price cuts, limitations on coverage of target population and introduction of volume caps.

Many countries implement health technology assessment (“HTA”), procedures that use formal economic metrics such as cost-effectiveness to determine prices, coverage and reimbursement of new therapies. These assessments are increasingly implemented in established and emerging markets. In the EU, Regulation (EU) 2021/2282 on Health Technology Assessment, which will become effective on January 12, 2025, will allow EU member states to use common HTA tools, methodologies and procedures to conduct joint clinical assessments and joint scientific consultations whereby HTA authorities may provide advice to health technology developers. Each EU member state will, however, remain exclusively competent for assessing the relative effectiveness of health technologies and making pricing and reimbursement decisions. Given that the extent to which pricing and reimbursement decisions are influenced by the HTA process currently varies between EU member states, it is possible that Tectonic’s products may be subject to favorable pricing and reimbursement status only in certain EU countries. If Tectonic is unable to maintain favorable pricing and reimbursement status in EU member states that represent significant markets, including following periodic review, its anticipated revenue from and growth prospects for its products in the EU could be negatively affected. Moreover, in order to obtain reimbursement for its products in some EU member states, Tectonic may be required to compile additional data comparing the cost-effectiveness of its products to other available therapies. Efforts to generate additional data for the HTA process will involve additional expenses which may substantially increase the cost of commercializing and marketing Tectonic’s products in certain EU member states.

Tectonic cannot predict the likelihood, nature or extent of healthcare reform initiatives that may arise from future legislation or administrative action. However, it is possible that countries will continue taking aggressive actions to seek to reduce expenditures on drugs. Similarly, fiscal constraints may also affect the extent to which countries are willing to approve new and innovative therapies and/or allow access to new technologies.

If Tectonic or any third parties it may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Tectonic or such third parties are not able to maintain regulatory compliance, its product candidates may lose any regulatory approval that may have been obtained and it may not achieve or sustain profitability.

Inadequate funding for the FDA and other government agencies, including from government shutdowns, or other disruptions to these agencies’ operations, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of Tectonic’s business may rely, which could negatively impact its business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, the ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which Tectonic’s operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect Tectonic’s business. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process Tectonic’s regulatory submissions, which could have a material adverse effect on its business. Further, future government shutdowns could impact Tectonic’s ability to access the public markets and obtain necessary capital in order to properly capitalize and continue its operation.

Tectonic’s relationships with healthcare providers, customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse, transparency and other healthcare laws and regulations, which, if violated, could expose it to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.

Healthcare providers, including physicians, and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which Tectonic or its partner obtains marketing approval. Tectonic’s arrangements with healthcare providers, third-party payors and customers may expose it to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which it researches, markets, sells and distributes its products for which Tectonic or its partner obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

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the federal Anti-Kickback Statute prohibits persons from, among other things, knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, the referral of an individual for the furnishing or arranging for the furnishing, or the purchase, lease or order, or arranging for or recommending purchase, lease or order, of any good or service for which payment may be made under a federal healthcare program, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act (the “FCA”) or federal civil monetary penalties;

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the FCA imposes criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

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The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), imposes criminal liability for knowingly and willfully executing a scheme to defraud any healthcare benefit program, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense or knowingly and willfully making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), also imposes obligations on certain covered entity healthcare providers, health plans and healthcare clearinghouses, and their business associates that perform certain services involving the use or disclosure of individually identifiable health information as well as their covered subcontractors, including mandatory contractual terms, with respect to safeguarding the privacy, security, processing and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, there may be additional federal, state and non-U.S. laws which govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts;

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the federal Sunshine Act, as amended, and its implementing regulations, requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the HHS information related to “payments or other transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other health care professionals (such as physician assistants and nurse practitioners) and teaching hospitals, as well as information regarding ownership and investment interests held by physicians and their immediate family members; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and local laws requiring the registration of pharmaceutical sales representatives; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures or pricing; federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and state and foreign laws that govern the privacy and security and other processing of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that Tectonic’s business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that Tectonic’s business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If Tectonic’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to it, Tectonic may be subject to significant civil, criminal and administrative penalties, damages, fines, additional regulatory oversight, litigation, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of its operations. If any of the physicians or other healthcare providers or entities with whom Tectonic expects to do business is found not to be in compliance with applicable laws, that person or entity may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Outside the United States, interactions between pharmaceutical companies and health care professionals are also governed by strict laws, such as national anti-bribery laws of EU member states, national sunshine rules, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

Tectonic’s business could be materially and adversely affected in the future by political unrest in China, as well as the effects of disease outbreaks, epidemics and pandemics.

Disease outbreaks, epidemics and pandemics in regions where Tectonic may have clinical trial sites or other business operations could adversely affect its business, including by causing significant disruptions in its operations and/or in the operations of third-party manufacturers and CROs upon whom it relies. Disease outbreaks, epidemics and pandemics have negative impacts on its ability to initiate new clinical trial sites, to enroll new patients and to maintain existing patients who are participating in its clinical trials, which may include increased clinical trial costs, longer timelines and delay in Tectonic’s ability to obtain regulatory approvals of TX45 and any potential future product candidates, if at all. Disease outbreaks, epidemics and pandemics also could adversely impact clinical trial results for TX45 or other future potential product candidates, such as by diminishing or eliminating their efficacy or by producing a safety concern, either through direct biological effects or through confounding of the data collection and analysis. This adverse impact could terminate further development of TX45, result in a lack of product approval by the FDA or other regulatory authorities, delay the timing (and/or increase the cost) of a product approval by the FDA or other regulatory authorities, lead to a restrictive product label that significantly limits prescribing of an approved product, delay or preclude reimbursement by payors, or significantly limit or preclude the commercialization of TX45.

In addition, because Tectonic’s key manufacturer and supplier is located in China, Tectonic is exposed to the possibility of product supply disruption and increased costs in the event of changes in the policies, laws, rules and regulations of the United States or Chinese governments, as well as political unrest or unstable economic conditions in China. For example, trade tensions between the United States and China have been escalating in recent years. Most notably, several rounds of U.S. tariffs have been placed on Chinese goods being exported to the United States. Each of these U.S. tariff impositions against Chinese exports was followed by a round of retaliatory Chinese tariffs on U.S. exports to China. Tectonic’s components may in the future be subject to these tariffs, which could increase its manufacturing costs and could make its products, if successfully developed and approved, less competitive than those of Tectonic’s competitors whose inputs are not subject to these tariffs. Tectonic may otherwise experience supply disruptions or delays, and although it carefully manages its inventory and lead-times, Tectonic’s supplier may not continue to provide it with battery components in its required quantities, to its required specifications and quality levels or at attractive prices. In addition, certain Chinese biotechnology companies and CDMOs may become subject to trade restrictions, sanctions, other regulatory requirements, or proposed legislation by the U.S. government, which could restrict or even prohibit Tectonic’s ability to work with such entities, thereby potentially disrupting the supply of material to Tectonic. For example, the recently proposed BIOSECURE Act introduced in the U.S. House of Representatives, as well as a substantially similar bill in the U.S. Senate, target U.S. government contracts, grants, and loans for entities that use equipment and services from certain named Chinese biotechnology companies, and would authorize the U.S. government to name additional Chinese biotechnology companies of concern. If these bills become law, or similar laws are passed, they would have the potential to severely restrict the ability of companies to work with certain Chinese biotechnology companies of concern without losing the ability to contract with, or otherwise receive funding from, the U.S. government. Such disruption could have adverse effects on the development of Tectonic’s product candidates and Tectonic’s business operations.

General supply chain issues may be exacerbated during disease outbreaks, epidemics and pandemics and may also impact the ability of Tectonic’s clinical trial sites to obtain basic medical supplies used in its trials in a timely fashion, if at all.

If Tectonic’s CMOs are required to obtain an alternative source of certain raw materials and components, for example, additional testing, validation activities and regulatory approvals may be required which can also have a negative impact on timelines. Any associated delays in the manufacturing and supply of drug substance and drug product for its clinical trials could adversely affect its ability to conduct ongoing and future clinical trials of TX45 on Tectonic’s anticipated development timelines. Likewise, the operations of Tectonic’s third-party manufacturers may be requisitioned, diverted or allocated by U.S. or foreign government orders. If any of

Tectonic’s CMOs or raw materials or components suppliers become subject to acts or orders of U.S. or foreign government entities to allocate or prioritize manufacturing capacity, raw materials or components to the manufacture or distribution of vaccines or medical supplies needed to test or treat patients in a disease outbreak, epidemic or pandemic, this could delay Tectonic’s clinical trials, perhaps substantially, which could materially and adversely affect its business.

Tectonic’s estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the markets in which Tectonic compete achieve the forecasted growth, its business may not grow at similar rates, or at all.

Tectonic’s market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. Its estimates and forecasts relating to size and expected growth of its target market may prove to be inaccurate. Even if the markets in which Tectonic competes meet its size estimates and growth forecasts, its business may not grow at similar rates, or at all. Tectonic’s growth is subject to many factors, including its success in implementing its business strategy, which is subject to many risks and uncertainties.

Tectonic’s revenue will be dependent, in part, upon the size of the markets in the territories for which Tectonic gains regulatory approval, the accepted price for the product, the ability to obtain coverage and reimbursement, the ability to gain market share and whether Tectonic owns the commercial rights for that territory. If the number of its addressable patients is not as significant as Tectonic estimates, the indication approved by regulatory authorities is narrower than Tectonic expects or the treatment population is narrowed by competition, physician choice or treatment guidelines, Tectonic may not generate significant revenue from sales of such products, even if approved.

Even if Tectonic obtains approval to market TX45 or other potential future product candidates, these products may become subject to unfavorable pricing regulations, reimbursement practices from third-party payors or healthcare reform initiatives in the United States and abroad, which could harm its business.

The regulations that govern marketing approvals, pricing and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. In many regions, including the EU, Japan and Canada, the pricing of prescription drugs is controlled by the government and some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after regulatory approval for the product is granted. Regulatory agencies in those countries could determine that the pricing for Tectonic’s products should be based on prices of other commercially available drugs for the same disease, rather than allowing it to market its products at a premium as new drugs. As a result, Tectonic might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay or limit its commercial launch of the product, possibly for lengthy time periods, which could negatively impact the revenue it generates from the sale of the product in that particular country. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. Adverse pricing limitations may hinder Tectonic’s ability to recoup its investment in one or more product candidates, even if Tectonic’s product candidates obtain marketing approval.

Tectonic’s commercial success also depends on coverage and adequate reimbursement of its product candidates by third-party payors, including government payors, private health insurers, health maintenance organizations and other organizations, which may be difficult or time-consuming to obtain, may be limited in scope and may not be obtained in all jurisdictions in which it may seek to market its products. In the United States and markets in other countries, governments and private insurers closely examine medical products to determine whether they should be covered by reimbursement and, if so, the level of reimbursement that will apply. In the United States, the principal decisions about reimbursement for new medicines are typically made by the CMS an agency within the HHS. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular drugs. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drug products. Tectonic cannot be sure that coverage and reimbursement will be available for any product that it or its partners commercialize and, if reimbursement is available, what the level of reimbursement will be. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which Tectonic or its partners obtain regulatory approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, it and its partners may not be able to successfully commercialize any product candidate for which marketing approval is obtained.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or comparable foreign health authorities. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers Tectonic’s costs, including costs of research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover Tectonic’s costs and may only be temporary. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs. Tectonic’s inability to promptly obtain coverage and profitable reimbursement rates from both government-funded and private payors for any approved products that it develops could have a material adverse effect on its operating results, ability to raise capital needed to commercialize products and overall financial condition.

Risks Related to Tectonic’s Intellectual Property

Tectonic’s success depends in part on its ability to protect its intellectual property. It is difficult and costly to protect its proprietary rights and technology, and Tectonic may not be able to ensure their protection.

Tectonic’s commercial success will depend in large part on obtaining and maintaining patent, trademark and trade secret protection of its proprietary technologies and its product candidates, their respective components, formulations, combination therapies, methods used to manufacture them and methods of treatment, as well as successfully defending these patents against third-party challenges. Tectonic’s ability to stop unauthorized third parties from making, using, selling, offering to sell or importing its product candidates is dependent upon the extent to which Tectonic has rights under valid and enforceable patents that cover these activities. If Tectonic is unable to secure and maintain patent protection for any product or technology it develops, or if the scope of the patent protection secured is not sufficiently broad, its competitors could develop and commercialize products and technology similar or identical to Tectonic’s, and its ability to commercialize any product candidates Tectonic may develop may be adversely affected. The patenting process is expensive and time-consuming, and Tectonic may not be able to file, prosecute and maintain all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, Tectonic may not pursue, obtain or maintain patent protection in all relevant markets. It is also possible that Tectonic will fail to identify patentable aspects of its research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, Tectonic may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that it licenses from or licenses to third parties and is reliant on its licensors or licensees. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of Tectonic’s business.

The strength of patents in the biotechnology field involves complex legal and scientific questions and can be uncertain. The patent applications that Tectonic owns or in-licenses may fail to result in issued patents with claims that cover its product candidates or uses thereof in the United States or in other foreign countries. Even if the patents do successfully issue, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, Tectonic’s patents and patent applications may not adequately protect its intellectual property or prevent others from designing around its claims. If the breadth or strength of protection provided by the patent applications Tectonic holds with respect to its product candidates is threatened, it could dissuade companies from collaborating with Tectonic to develop, and threaten its ability to commercialize, its product candidates. Further, if Tectonic encounters delays in its clinical trials, the period of time during which Tectonic could market its product candidates under patent protection would be reduced. Since patent applications in the United States and most other countries are confidential for a period of time after filing, Tectonic cannot be certain that it was the first to file any patent application related to its product candidates.

Tectonic may be required to disclaim part or all of the term of certain patents or all of the term of certain patent applications. There may be prior art of which Tectonic is not aware that may affect the validity or enforceability of a patent claim, and Tectonic may be subject to a third-party preissuance submission of prior art to the USPTO. There also may be prior art of which Tectonic is aware, but which it does not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that if challenged, Tectonic’s patents would be declared by a court to be valid or enforceable or that even if found valid and enforceable, a competitor’s technology or product would be found by a court to infringe its patents. Tectonic may analyze patents or patent applications of its competitors that it believes are relevant to its activities, and consider that it is free to operate in relation to its product candidates, but Tectonic’s competitors may achieve issued claims, including in patents Tectonic considers to be unrelated, which block its efforts or may potentially result in its product candidates or its activities infringing such claims. The possibility exists that others will develop products which have the same effect as Tectonic’s products on an independent basis which do not infringe its patents or other intellectual property rights, or will design around the claims of patents that Tectonic has had issued that cover its products.

Recent or future patent reform legislation could increase the uncertainties and costs surrounding the prosecution of Tectonic’s patent applications and the enforcement or defense of its issued patents. Under the enacted Leahy-Smith America Invents Act (“America Invents Act”), enacted in 2013, the United States moved from a “first to invent” to a “first-to-file” system. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. The America Invents Act includes a number of other significant changes to U.S. patent law, including provisions that affect the way patent applications are prosecuted, redefine prior art and establish a new post-grant review system. The effects of these changes are currently unclear as the USPTO only recently developed new regulations and procedures in connection with the America Invents Act and many of the substantive changes to patent law, including the “first-to-file” provisions, only became effective in March 2013. In addition, the courts have yet to address many of these provisions and the applicability of the act and new regulations on specific patents discussed herein have not been determined and would need to be reviewed. However, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of Tectonic’s patent applications and the enforcement or defense of its issued patents, all of which could have a material adverse effect on its business and financial condition.

The degree of future protection for Tectonic’s proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect its rights or permit Tectonic to gain or keep its competitive advantage. For example:

•	others may be able to make or use compounds or cells that are similar to the biological compositions of Tectonic’s product candidates but that are not covered by the claims of its patents;

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the active biological ingredients in Tectonic’s current product candidates will eventually become commercially available in biosimilar drug products, and no patent protection may be available with regard to formulation or method of use;

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Tectonic or its licensors, as the case may be, may fail to meet its obligations to the U.S. government in regards to any in-licensed patents and patent applications funded by U.S. government grants, leading to the loss of patent rights;

•	Tectonic or its licensors, as the case may be, might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of Tectonic’s technologies;

•	it is possible that Tectonic’s pending patent applications will not result in issued patents;

•	it is possible that there are prior public disclosures that could invalidate Tectonic’s or its licensors’ patents, as the case may be, or parts of Tectonic’s or their patents;

•	it is possible that others may circumvent Tectonic’s owned or in-licensed patents;

•	it is possible that there are unpublished applications or patent applications maintained in secrecy that may later issue with claims covering Tectonic’s products or technology similar to its own;

•	the laws of foreign countries may not protect Tectonic’s or its licensors’, as the case may be, proprietary rights to the same extent as the laws of the United States;

•	the claims of Tectonic’s owned or in-licensed issued patents or patent applications, if and when issued, may not cover its product candidates;

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Tectonic’s owned or in-licensed issued patents may not provide it with any competitive advantages, may be narrowed in scope, or be held invalid or unenforceable as a result of legal challenges by third parties;

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the inventors of Tectonic’s owned or in-licensed patents or patent applications may become involved with competitors, develop products or processes which design around its patents, or become hostile to Tectonic or the patents or patent applications on which they are named as inventors;

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it is possible that Tectonic’s owned or in-licensed patents or patent applications omit individual(s) that should be listed as inventor(s) or include individual(s) that should not be listed as inventor(s), which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable;

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Tectonic has engaged in scientific collaborations in the past, and will continue to do so in the future. Such collaborators may develop adjacent or competing products to Tectonic’s that are outside the scope of its patents;

•	Tectonic may not develop additional proprietary technologies for which it can obtain patent protection;

•	it is possible that product candidates Tectonic develops may be covered by third parties’ patents or other exclusive rights; or

•	the patents of others may have an adverse effect on Tectonic’s business.

Tectonic depends on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm its business.

Tectonic is dependent on patents, know-how and proprietary technology, both its own and licensed from others. Any termination of these licenses could result in the loss of significant rights and could harm Tectonic’s ability to commercialize its product candidates. Please see the section titled “Tectonic’s Business—Collaboration, License and Services Agreements” on page 376 this proxy statement/prospectus for additional information regarding Tectonic’s license agreements.

Disputes may also arise between Tectonic and its licensors regarding intellectual property subject to a license agreement, including:

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the scope of rights granted under the license agreement and other interpretation-related issues; whether and the extent to which Tectonic’s technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	Tectonic’s right to sublicense patent and other rights to third parties under collaborative development relationships;

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Tectonic’s diligence obligations with respect to the use of the licensed technology in relation to its development and commercialization of its product candidates, and what activities satisfy those diligence obligations; and

•	the inventorship or ownership of inventions and know-how resulting from the joint creation or use of intellectual property by Tectonic’s licensors and Tectonic and its partners.

In addition, intellectual property license agreements are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what Tectonic believes to be the scope of its rights to the relevant intellectual property or technology, or increase what Tectonic believes to be its financial or other obligations under the relevant agreement, either of which could have a material adverse effect on Tectonic’s business, financial condition, results of operations and prospects. If disputes over intellectual property that Tectonic has licensed prevent or impair Tectonic’s ability to maintain its current licensing arrangements on acceptable terms, Tectonic may be unable to successfully develop and commercialize the affected product candidates.

Tectonic is generally also subject to all of the same risks with respect to protection of intellectual property that it licenses, as Tectonic is for intellectual property that it owns, which are described below. If Tectonic or its licensors fail to adequately protect this intellectual property, Tectonic’s ability to commercialize products could suffer.

If Tectonic fails to comply with its obligations under its patent license with a third party, Tectonic could lose license rights that are important to its business.

Tectonic is a party to a license agreement pursuant to which it in-licenses key patent and patent applications for its product candidates. These existing licenses impose various diligence, milestone payment, royalty, insurance and other obligations on Tectonic. If Tectonic fails to comply with these obligations, its licensors may have the right to terminate the license, in which event Tectonic would not be able to develop or market the products covered by such licensed intellectual property. Termination of these agreements or reduction or elimination of Tectonic’s rights under these agreements, or restrictions on its ability to freely assign or sublicense its rights under such agreements when it is in the interest of Tectonic’s business to do so, may impede, delay or prohibit the further development or commercialization of one or more product candidates that rely on such agreements.

Tectonic may have limited control over the maintenance and prosecution of these in-licensed patents and patent applications, activities or any other intellectual property that may be related to its in-licensed intellectual property. For example, Tectonic cannot be certain that such activities by its licensor have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights.

If Tectonic is unable to protect the confidentiality of its proprietary information, Tectonic’s business and competitive position would be harmed.

In addition to patent protection, Tectonic relies upon know-how, as well as non-disclosure agreements and invention assignment agreements with its employees, consultants and third-parties, to protect its confidential and proprietary information, especially where Tectonic does not believe patent protection is appropriate or obtainable. In addition to contractual measures, Tectonic tries to protect the confidential nature of its proprietary information using physical and technological security measures. Such measures may not, for example, in the case of misappropriation by an employee or third party with authorized access, provide adequate protection for Tectonic’s proprietary information. Tectonic’s security measures may not prevent an employee or consultant from misappropriating its proprietary information and providing them to a competitor, and recourse Tectonic takes against such misconduct may not provide an adequate remedy to protect its interests fully. Enforcing a claim that a party illegally disclosed or misappropriated proprietary information can be difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, proprietary information may be independently developed by others in a manner that could prevent legal recourse by Tectonic. If any of Tectonic’s confidential or proprietary information were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, Tectonic’s competitive position could be harmed.

In addition, courts outside the United States are sometimes less willing to protect proprietary information. If Tectonic chooses to go to court to stop a third party from using any of its proprietary information, Tectonic may incur substantial costs. These lawsuits may consume Tectonic’s time and other resources even if it is successful. Although Tectonic takes steps to protect its proprietary information and proprietary information, including through contractual means with its employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to, or disclose, its technology.

Thus, Tectonic may not be able to meaningfully protect its proprietary information. It is Tectonic’s policy to require its employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with Tectonic. These agreements provide that all confidential information concerning its business or financial affairs developed or made known to the individual or entity during the course of the party’s relationship with Tectonic is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual, and which are related to Tectonic’s current or planned business or research and development or made during normal working hours, on its premises or using its equipment or proprietary information, are Tectonic’s exclusive property. In addition, Tectonic takes other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of its proprietary information by third parties. Tectonic have also adopted policies and conduct training that provides guidance on its expectations, and its advice for best practices, in protecting its proprietary information.

Third-party claims of intellectual property infringement may prevent or delay Tectonic’s product discovery and development efforts.

Tectonic’s commercial success depends in part on its ability to develop, manufacture, market and sell its product candidates and use its proprietary technologies without infringing the proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation, inter partes review, post grant review, and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. Tectonic may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that its product candidates and/or proprietary technologies infringe their intellectual property rights. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which Tectonic is developing its product candidates. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to Tectonic’s product candidates and programs. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that its product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including Tectonic, which patents cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in Tectonic’s fields, there may be a risk that third parties may allege they have patent rights encompassing its product candidates, technologies or methods.

If a third-party claims that Tectonic infringes its intellectual property rights, it may face a number of issues, including, but not limited to:

•	infringement and other intellectual property claims which, regardless of merit, may be expensive and time-consuming to litigate and may divert Tectonic’s management’s attention from its core business;

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substantial damages for infringement, which Tectonic may have to pay if a court decides that the product candidate or technology at issue infringes on or violates the third party’s rights, and, if the court finds that the infringement was willful, Tectonic could be ordered to pay treble damages and the patent owner’s attorneys’ fees;

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a court prohibiting Tectonic from developing, manufacturing, marketing or selling its product candidates, or from using Tectonic’s proprietary technologies, unless the third party licenses its product rights to Tectonic, which it is not required to do;

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if a license is available from a third party, Tectonic may have to pay substantial royalties, upfront fees and other amounts, and/or grant cross-licenses to intellectual property rights for its products; and

•	redesigning Tectonic’s product candidates or processes so they do not infringe, which may not be possible or may require substantial monetary expenditures and time.

Some of Tectonic’s competitors may be able to sustain the costs of complex patent litigation more effectively than Tectonic can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on Tectonic’s ability to raise the funds necessary to continue its operations or could otherwise have a material adverse effect on its business, results of operations, financial condition and prospects.

Third parties may assert that Tectonic is employing their proprietary technology without authorization. Generally, conducting clinical trials and other development activities in the United States is protected under the Safe Harbor exemption as set forth in 35 U.S.C. § 271. If and when TX45 or another one of Tectonic’s product candidates is approved by the FDA, that certain third party may then seek to enforce its patent by filing a patent infringement lawsuit against Tectonic. While Tectonic does not believe that any claims of such patent that could otherwise materially adversely affect commercialization of its product candidates, if approved, are valid and enforceable, Tectonic may be incorrect in this belief, or Tectonic may not be able to prove it in a litigation. In this regard, patents issued in the United States by law enjoy a presumption of validity that can be rebutted only with evidence that is “clear and convincing,” a heightened standard of proof. There may be third-party patents of which Tectonic is currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of its product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that Tectonic’s product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of Tectonic’s technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of Tectonic’s product candidates, constructs or molecules used in or formed during the manufacturing process, or any final product itself, the holders of any such patents may be able to block Tectonic’s ability to commercialize the product candidate unless Tectonic obtained a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of Tectonic’s formulations, processes for manufacture or methods of use, the holders of any such patent may be able to block its ability to develop and commercialize the product candidate unless Tectonic obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If Tectonic is unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, Tectonic’s ability to commercialize its product candidates may be impaired or delayed, which could in turn significantly harm its business. Even if Tectonic obtains a license, it may be non-exclusive, thereby giving its competitors access to the same technologies licensed to Tectonic. In addition, if the breadth or strength of protection provided by its patents and patent applications is threatened, it could dissuade companies from collaborating with Tectonic to license, develop or commercialize current or future product candidates.

Parties making claims against Tectonic may seek and obtain injunctive or other equitable relief, which could effectively block its ability to further develop and commercialize its product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from Tectonic’s business. In the event of a successful claim of infringement against Tectonic, it may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign its infringing products, which may be impossible or require substantial time and monetary expenditure. Tectonic cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Even if such a license is available, it may be non-exclusive, which could result in Tectonic’s competitors gaining access to the same intellectual property. Furthermore, even in the absence of litigation, Tectonic may need to obtain licenses from third parties to advance its research or allow commercialization of its product candidates. Tectonic may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, Tectonic would be unable to further develop and commercialize its product candidates, which could harm its business significantly.

Lastly, Tectonic may need to indemnify its customers and distributors against claims relating to the infringement of intellectual property rights of third parties related to its product candidates, including TX45. Third parties may assert infringement claims against Tectonic’s customers or distributors. These claims may require Tectonic to initiate or defend protracted and costly litigation on behalf of its customers or distributors, regardless of the merits of these claims. If any of these claims succeed, Tectonic may be forced to pay damages on behalf of its customers, suppliers or distributors, or may be required to obtain licenses for the product candidates or services they use. If Tectonic cannot obtain all necessary licenses on commercially reasonable terms, its customers may be forced to stop using its products or services.

Third parties may assert that Tectonic’s employees or consultants have wrongfully used or disclosed confidential information or misappropriated proprietary information.

As is common in the biotechnology and pharmaceutical industries, Tectonic employs individuals who were previously employed at universities or other biopharmaceutical or pharmaceutical companies, including its competitors or potential competitors. Although no claims against Tectonic are currently pending, and although Tectonic tries to ensure that its employees and consultants do not use the proprietary information or know-how of others in their work for Tectonic, it may be subject to claims that Tectonic or its employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If Tectonic fails in defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel. Even if Tectonic is successful in defending against such claims, litigation or other legal proceedings relating to intellectual property claims may cause it to incur significant expenses, and could distract Tectonic’s technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Tectonic’s common stock. This type of litigation or proceeding could substantially increase its operating losses and reduce its resources available for development activities. Tectonic may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of Tectonic’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than Tectonic can because of their substantially greater financial resources.

Uncertainties resulting from the initiation and continuation of patent litigation or other intellectual property related proceedings could adversely affect Tectonic’s ability to compete in the marketplace.

Tectonic may not be successful in obtaining or maintaining necessary rights to develop any future product candidates on acceptable terms.

Because Tectonic’s programs may involve additional product candidates that may require the use of proprietary rights held by third parties, the growth of its business may depend in part on its ability to acquire, in-license or use these proprietary rights.

Tectonic’s product candidates may also require specific formulations to work effectively and efficiently and these rights may be held by others. Tectonic may develop products containing its compounds and pre-existing pharmaceutical compounds. Tectonic may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that Tectonic identifies as necessary or important to its business operations. Tectonic may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all, which would harm its business. Tectonic may need to cease use of the compositions or methods covered by such third-party intellectual property rights, and may need to seek to develop alternative approaches that do not infringe on such intellectual property rights which may entail additional costs and development delays, even if Tectonic were able to develop such alternatives, which may not be feasible. Even if Tectonic is able to obtain a license, it may be non-exclusive, thereby giving its competitors access to the same technologies licensed to it. In that event, Tectonic may be required to expend significant time and resources to develop or license replacement technology.

Additionally, Tectonic sometimes collaborate with academic institutions to accelerate its preclinical research or development under written agreements with these institutions. In certain cases, these institutions provide Tectonic with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such option, Tectonic may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to it. If Tectonic is unable to do so, the institution may offer the intellectual property rights to others, potentially blocking its ability to pursue its program. If Tectonic is unable to successfully obtain rights to required third-party intellectual property or to maintain the existing intellectual property rights it has, Tectonic may have to abandon development of such program and its business and financial condition could suffer.

The licensing and acquisition of third-party intellectual property rights is a competitive area, and companies, which may be more established, or have greater resources than Tectonic does, may also be pursuing strategies to license or acquire third-party intellectual property rights that Tectonic may consider necessary or attractive in order to commercialize its product candidates. More established companies may have a competitive advantage over Tectonic due to their size, cash resources and greater clinical development and commercialization capabilities. There can be no assurance that Tectonic will be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates that it may seek to acquire.

Tectonic may be involved in lawsuits to protect or enforce its patents or the patents of its licensors, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe Tectonic’s patents or the patents of its licensors. To counter infringement or unauthorized use, Tectonic may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more of Tectonic’s patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that its patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of Tectonic’s patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put its patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from Tectonic’s business.

Tectonic may choose to challenge the patentability of claims in a third party’s U.S. patent by requesting that the USPTO review the patent claims in an ex-parte re-exam, inter partes review or post-grant review proceedings. These proceedings are expensive and may consume Tectonic’s time or other resources. Tectonic may choose to challenge a third party’s patent in patent opposition proceedings in the foreign patent offices. The costs of these opposition proceedings could be substantial, and may consume Tectonic’s time or other resources. If Tectonic fails to obtain a favorable result at the USPTO or other patent office then it may be exposed to litigation by a third party alleging that the patent may be infringed by its product candidates or proprietary technologies.

In addition, because some patent applications in the United States may be maintained in secrecy until the patents are issued, patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, and publications in the scientific literature often lag behind actual discoveries, Tectonic cannot be certain that others have not filed patent applications for technology covered by its owned and in-licensed issued patents or its pending applications, or that Tectonic or, if applicable, a licensor were the first to invent the technology. Tectonic’s competitors may have filed, and may in the future file, patent applications covering products or technology similar to Tectonic’s. Any such patent application may have priority over Tectonic’s owned and in-licensed patent applications or patents, which could require Tectonic to obtain rights to issued patents covering such technologies. If another party has filed a U.S. patent application on inventions similar to those owned by or in-licensed to Tectonic, Tectonic or, in the case of in-licensed technology, the licensor may have to participate in an interference proceeding declared by the USPTO to determine priority of invention in the United States. If Tectonic or one of its licensors is a party to an interference proceeding involving a U.S. patent application on inventions owned by or in-licensed to Tectonic, Tectonic may incur substantial costs, divert management’s time and expend other resources, even if it is successful.

Interference proceedings provoked by third parties or brought by the USPTO may be necessary to determine the priority of inventions with respect to Tectonic’s patents or patent applications or those of its licensors. An unfavorable outcome could result in a loss of Tectonic’s current patent rights and could require it to cease using the related technology or to attempt to license rights to it from the prevailing party. Tectonic’s business could be harmed if the prevailing party does not offer it a license on commercially reasonable terms or at all. Litigation or interference proceedings may result in a decision adverse to Tectonic’s interests and, even if it is successful, may result in substantial costs and distract Tectonic’s management and other employees. Tectonic may not be able to prevent, alone or with its licensors, misappropriation of its proprietary or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Tectonic’s confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Tectonic’s common stock.

Obtaining and maintaining Tectonic’s patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and its patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent application process and following the issuance of a patent. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, Tectonic’s competitors might be able to enter the market, which would have a material adverse effect on its business.

Issued patents covering Tectonic’s product candidates could be found invalid or unenforceable if challenged in court or the USPTO.

If Tectonic or one of its licensing partners initiate legal proceedings against a third party to enforce a patent covering one of its product candidates, the defendant could counterclaim that the patent covering its product candidate, as applicable, is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third-party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation or amendment to Tectonic’s patents in such a way that they no longer cover its product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, Tectonic cannot be certain that there is no invalidating prior art, of which Tectonic, its patent counsel and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, or if Tectonic is otherwise unable to adequately protect Tectonic’s rights, Tectonic would lose at least part, and perhaps all, of the patent protection on its product candidates. Such a loss of patent protection could have a material adverse impact on Tectonic’s business and its ability to commercialize or license its technology and product candidates.

Moreover, the patents included in Tectonic’s patent portfolio may expire before, or soon after, its first product achieves marketing approval in the United States or foreign jurisdictions. Upon the expiration of its current or future owned or licensed patents, Tectonic may lose the right to exclude others from practicing these inventions. The expiration of these patents could also have a similar material adverse effect on Tectonic’s business, results of operations, financial condition and prospects. Tectonic owns pending patent applications covering its proprietary technologies or its product candidates that if issued as patents are expected to expire from 2041 through 2042, without taking into account any possible patent term adjustments or extensions. However, Tectonic cannot be assured that the USPTO or relevant foreign patent offices will grant any of these patent applications.

Changes in patent law in the U.S. and in ex-U.S. jurisdictions could diminish the value of patents in general, thereby impairing Tectonic’s ability to protect its products.

As is the case with other biotechnology companies, Tectonic’s success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biotechnology industry involve both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States or in ex-U.S. jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to Tectonic’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken Tectonic’s ability to obtain new patents or to enforce its existing patents and patents that Tectonic might obtain in the future. For example, in the case Amgen Inc. v. Sanofi, the Federal Circuit held that a well-characterized antigen is insufficient to satisfy the written description requirement of certain claims directed to a genus of antibodies that are solely defined by function; and in the case of Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the Supreme Court held that certain claims to DNA molecules are not patentable. Tectonic cannot predict how these decisions or any future decisions by the courts, the U.S. Congress or the USPTO may impact the value of its patents. Similarly, any adverse changes in the patent laws of other jurisdictions could have a material adverse effect on Tectonic’s business and financial condition.

Tectonic may not be able to protect its intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and Tectonic’s intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as do federal and state laws in the United States. Consequently, Tectonic may not be able to prevent third parties from practicing its inventions in all countries outside the United States, or from selling or importing products made using its inventions in and into the United States or other jurisdictions. Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If Tectonic or any of its licensors are forced to grant a license to third parties with respect to any patents relevant to its business, its competitive position may be impaired, and its business, financial condition, results of operations and prospects may be adversely affected. Also, competitors may use Tectonic’s technologies in jurisdictions where Tectonic has not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where Tectonic has patent protection but where enforcement is not as strong as that in the United States. These products may compete with Tectonic’s products in jurisdictions where it does not have any issued patents and its patent claims or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, which could make it difficult for Tectonic to stop the infringement of its patents or marketing of competing products against third parties in violation of its proprietary rights generally. The initiation of proceedings by third parties to challenge the scope or validity of Tectonic’s patent rights in foreign jurisdictions could result in substantial cost and divert its efforts and attention from other aspects of its business. Proceedings to enforce Tectonic’s patent rights in foreign jurisdictions could result in substantial costs and divert its efforts and attention from other aspects of its business, could put its patents at risk of being invalidated or interpreted narrowly and its patent applications at risk of not issuing and could provoke third parties to assert claims against Tectonic. Tectonic may not prevail in any lawsuits that it initiates and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, Tectonic’s efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that it develops or licenses.

Tectonic may incur substantial costs as a result of litigation or other proceedings relating to patents, and it may be unable to protect its rights to its products and technology.

If Tectonic or its licensors choose to go to court to stop a third party from using the inventions claimed in its owned or in-licensed patents, that third party may ask the court to rule that the patents are invalid and/or should not be enforced against that third party. These lawsuits are expensive and would consume time and other resources even if Tectonic or they, as the case may be, were successful in stopping the infringement of these patents. In addition, there is a risk that the court will decide that these patents are not valid and that Tectonic or they, as the case may be, do not have the right to stop others from using the inventions.

There is also the risk that, even if the validity of these patents is upheld, the court will refuse to stop the third party on the ground that such third party’s activities do not infringe Tectonic’s owned or in-licensed patents. In addition, the Supreme Court has recently changed some legal principles that affect patent applications, granted patents and assessment of the eligibility or validity of these patents. As a consequence, issued patents may be found to contain invalid claims according to the newly revised eligibility and validity standards. Some of Tectonic’s owned or in-licensed patents may be subject to challenge and subsequent invalidation or significant narrowing of claim scope in proceedings before the USPTO, or during litigation, under the revised criteria which could also make it more difficult to obtain patents.

Tectonic, or its licensors, may not be able to detect infringement against Tectonic’s owned or in-licensed patents, as the case may be, which may be especially difficult for manufacturing processes or formulation patents. Even if Tectonic or its licensors detect infringement by a third party of its owned or in-licensed patents, Tectonic or its licensors, as the case may be, may choose not to pursue litigation against or settlement with the third party. If Tectonic, or its licensors, later sue such third party for patent infringement, the third party may have certain legal defenses available to it, which otherwise would not be available except for the delay between when the infringement was first detected and when the suit was brought. Such legal defenses may make it impossible for Tectonic or its licensors to enforce Tectonic’s owned or in-licensed patents, as the case may be, against such third party.

If another party questions the patentability of any of Tectonic’s claims in its owned or in-licensed U.S. patents, the third-party can request that the USPTO review the patent claims such as in an inter partes review, ex parte re-exam or post-grant review proceedings. These proceedings are expensive and may result in a loss of scope of some claims or a loss of the entire patent. In addition to potential USPTO review proceedings, Tectonic may become a party to patent opposition proceedings in foreign patent offices, where either its owned or in-licensed foreign patents are challenged.

In the future, Tectonic may be involved in similar proceedings challenging the patent rights of others, and the outcome of such proceedings is highly uncertain. An adverse determination in any such proceeding could reduce the scope of, or invalidate, Tectonic’s patent rights, allow third parties to commercialize its technology or products and compete directly with Tectonic, without payment to it, or result in its inability to manufacture or commercialize products without infringing third-party patent rights. The costs of these opposition or similar proceedings could be substantial, and may result in a loss of scope of some claims or a loss of the entire patent. An unfavorable result at the USPTO or other patent office may result in the loss of Tectonic’s right to exclude others from practicing one or more of its inventions in the relevant country or jurisdiction, which could have a material adverse effect on its business.

Patent terms may be inadequate to protect Tectonic’s competitive position on its product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions such as patent term adjustments and/or extensions, may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering Tectonic’s product candidates are obtained, once the patent life has expired, Tectonic may be open to competition from competitive products, including biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, Tectonic’s owned and licensed patent portfolio may not provide it with sufficient rights to exclude others from commercializing products similar or identical to Tectonic’s.

If Tectonic does not obtain patent term extension and data exclusivity for any product candidates it may develop, its business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates Tectonic may develop, one or more of its U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984 Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, Tectonic may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than Tectonic requests. If Tectonic is unable to obtain patent term extension or term of any such extension is less than it requests, its competitors may obtain approval of competing products following Tectonic’s patent expiration, and Tectonic’s business, financial condition, results of operations, and prospects could be materially harmed. Further, for Tectonic’s licensed patents, Tectonic may not have the right to control prosecution, including filing with the USPTO, of a petition for patent term extension under the Hatch-Waxman Act. Thus, if one of Tectonic’s licensed patents is eligible for patent term extension under the Hatch-Waxman Act, Tectonic may not be able to control whether a petition to obtain a patent term extension is filed, or obtained, from the USPTO.

If Tectonic’s trademarks and trade names are not adequately protected, then Tectonic may not be able to build name recognition in its markets of interest and its business may be adversely affected.

Tectonic’s trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. Tectonic may not be able to protect its rights to these trademarks and trade names or may be forced to stop using these names, which Tectonic needs for name recognition by potential partners or customers in its markets of interest. At times, competitors may adopt trade names or trademarks similar to Tectonic’s, thereby impeding its ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trade names or trademarks that incorporate variations of Tectonic’s unregistered trade names or trademarks. If Tectonic is unable to establish name recognition based on its trademarks and trade names, Tectonic may not be able to compete effectively and its business may be adversely affected.

Risks Related to Tectonic’s Reliance on Third Parties

Tectonic currently relies and expects to rely in the future on the use of manufacturing suites in third-party facilities or on third parties to manufacture TX45 and any other product candidates, and Tectonic may rely on third parties to produce and process its products, if approved. Tectonic’s business could be adversely affected if it is unable to use third-party manufacturing suites or if the third-party manufacturers encounter difficulties in production.

Tectonic does not currently lease or own any facility that may be used as its clinical-scale manufacturing and processing facility and currently relies on a contract manufacturing organization (“CMO”), WuXi Biologics (Hong Kong) Limited (“WuXi Biologics”), to manufacture its product candidate used in Tectonic’s Phase 1a clinical trial. Tectonic currently has a sole source relationship with WuXi Biologics for its supply of TX45 (see the section titled “Tectonic’s Business–Collaboration, License and Services Agreements” located elsewhere in this proxy statement/prospectus for additional information on Tectonic’s relationship with WuXi Biologics). If there should be any disruption in such supply arrangement, including any adverse events affecting Tectonic’s sole supplier, Wuxi Biologics, it could have a negative effect on the clinical development of its product candidates and other operations while Tectonic works to identify and qualify an alternate supply source. Tectonic may not control the manufacturing process of, and may be completely dependent on, its contract manufacturing partner for compliance with cGMP requirements and any other regulatory requirements of the FDA or comparable foreign regulatory authorities for the manufacture of a product candidate. Tectonic performs periodic audits of each CMO facility that supports its supply of TX45 and reviews and approves all TX45 cGMP-related documentation. Tectonic also has a quality agreement with WuXi Biologics that documents its mutual agreement on compliance with cGMPs and expectations on quality-required communications to Tectonic. Beyond this, Tectonic has no control over the ability of its CMO to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities and the associated Quality Management System for the manufacture of a product candidate or if it withdraws any approval in the future, Tectonic may need to find alternative manufacturing facilities, which would require the incurrence of significant additional costs and materially and adversely affect its ability to develop, obtain regulatory approval for or market such product candidate, if approved. Similarly, Tectonic’s failure, or the failure of its CMO, to comply with applicable regulations could result in sanctions being imposed on Tectonic, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of a product candidate or drug and harm Tectonic’s business and results of operations. In addition, Tectonic has not yet caused any product candidates to be manufactured on a commercial scale and may not be able to do so for any of its product candidates, if approved.

Moreover, Tectonic’s CMO may experience manufacturing difficulties due to resource constraints, governmental restrictions or as a result of labor disputes or unstable political environments. Supply chain issues, including those resulting from the COVID-19 pandemic and the ongoing military conflict between Russia and Ukraine, may affect its third-party vendors and cause delays. Furthermore, since Tectonic has engaged WuXi Biologics, a manufacturer located in China, it is exposed to the possibility of product supply disruption and increased costs in the event of changes in the policies of the United States or Chinese governments or political unrest or unstable economic conditions in China. For example, the recently proposed BIOSECURE Act introduced in the U.S. House of Representatives, as well as a substantially similar bill in the U.S. Senate, target U.S. government contracts, loans, and grants to entities that use equipment or services from certain Chinese biotechnology companies and would authorize the U.S. government to name other Chinese biotechnology companies of concern. If these bills become law, or similar laws are passed, they would have the potential to severely restrict the ability of companies to contract with certain Chinese biotechnology companies of concern without losing the ability to contract with, or otherwise receive funding from, the U.S. government. If Tectonic is required to change manufacturers for any reason, it will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. For example, in the event that Tectonic needs to transfer from WuXi Biologics, which is its sole manufacturing source for TX45, it anticipates that the complexity of the manufacturing process may materially impact the amount of time it would take to secure a replacement manufacturer. The delays associated with the verification of a new manufacturer, if Tectonic is able to identify an alternative source, could negatively affect its ability to supply product candidates, including TX45, in a timely manner or within budget. If any CMO on which Tectonic will rely fails to manufacture quantities of a product candidate at quality levels necessary to meet regulatory requirements and at a scale sufficient to meet anticipated demand at a cost that allows it to achieve profitability, Tectonic’s business, financial condition, cash flows, and prospects could be materially and adversely affected. In addition, Tectonic’s CMO and/or distribution partners are responsible for transporting temperature-controlled materials that can be inadvertently degraded during transport due to several factors, rendering certain batches unsuitable for trial use for failure to meet, among others, Tectonic’s integrity and purity specifications. Tectonic and its CMO may also face product seizure or detention or refusal to permit the import or export of products. Tectonic’s business could be materially adversely affected by business disruptions to its third-party providers that could materially adversely affect its anticipated timelines, potential future revenue and financial condition and increase its costs and expenses. Each of these risks could delay or prevent the completion of Tectonic’s preclinical studies and clinical trials or the approval of any of its product candidates by the FDA, result in higher costs or adversely impact commercialization of its products.

Tectonic relies, and expects to continue to rely, on third parties, including independent clinical investigators, contracted laboratories and CROs, to conduct its preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, Tectonic may not be able to obtain regulatory approval for or commercialize its product candidates and Tectonic’s business could be substantially harmed.

Tectonic has relied upon and plan to continue to rely upon third parties, including independent clinical investigators, contracted laboratories and third-party CROs, to conduct its preclinical studies and clinical trials in accordance with applicable regulatory requirements, to validate its assays and to monitor and manage data for its ongoing preclinical and clinical programs. Tectonic relies on these parties for execution of its preclinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, Tectonic is responsible for ensuring that each of its studies and trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and its reliance on these third parties does not relieve Tectonic of its regulatory responsibilities. Tectonic and its third-party contractors and CROs are required to comply with good laboratory practices (“GLPs”), as applicable, and GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible, reproducible and accurate and that the rights, integrity, and confidentiality of trial participants are protected. Regulatory authorities enforce these GLPs and GCPs through periodic inspections of laboratories conducting GLP studies, trial sponsors, principal investigators and trial sites. If Tectonic, its investigators or any of its CROs or contracted laboratories fail to comply with applicable GLPs and GCPs, the clinical data generated in its clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require Tectonic to perform additional preclinical studies or clinical trials before approving its marketing applications. Tectonic cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of its preclinical studies or clinical trials comply with applicable GLP or GCP regulations. In addition, Tectonic’s clinical trials must be conducted with product, including biologic product, produced in compliance with applicable cGMP regulations. Tectonic’s failure to comply with these regulations may require it to repeat preclinical studies or clinical trials, which would delay the regulatory approval process.

Further, these laboratories, investigators and CROs are not Tectonic’s employees and Tectonic will not be able to control, other than by contract, the amount of resources, including time, which they devote to its product candidates and clinical trials. If independent laboratories, investigators or CROs fail to devote sufficient resources to the development of Tectonic’s product candidates, or if their performance is substandard, it may delay or compromise the prospects for approval and commercialization of any product candidates that Tectonic develops. In addition, the use of third-party service providers requires Tectonic to disclose its proprietary information to these parties, which could increase the risk that this information will be misappropriated.

Tectonic’s CROs have the right to terminate their agreements with Tectonic in the event of an uncured material breach. In addition, some of its CROs have an ability to terminate their respective agreements with Tectonic if it can be reasonably demonstrated that the safety of the subjects participating in Tectonic’s clinical trials warrants such termination, if Tectonic makes a general assignment for the benefit of its creditors or if Tectonic is liquidated.

There is a limited number of third-party service providers that specialize or have the expertise required to achieve its business objectives. If any of Tectonic’s relationships with these third-party laboratories, CROs or clinical investigators terminate, Tectonic may not be able to enter into arrangements with alternative laboratories, CROs or investigators or to do so in a timely manner or on commercially reasonable terms. If laboratories, CROs or clinical investigators do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to its preclinical or clinical protocols, regulatory requirements or for other reasons, its preclinical or clinical trials may be extended, delayed or terminated and Tectonic may not be able to obtain regulatory approval for or successfully commercialize its product candidates. As a result, Tectonic’s results of operations and the commercial prospects for its product candidates would be harmed, its costs could increase and its ability to generate revenues could be delayed.

Switching or adding additional laboratories or CROs (or investigators) involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new laboratory or CRO commences work. As a result, delays occur, which can materially impact Tectonic’s ability to meet its desired clinical development timelines. Though Tectonic carefully manage its relationships with its contracted laboratories and CROs, there can be no assurance that Tectonic will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on its business, financial condition and results of operations.

In addition, clinical investigators may serve as scientific advisors or consultants to Tectonic from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA concludes that the financial relationship may have affected the interpretation of the preclinical study or clinical trial, the integrity of the data generated at the applicable preclinical study or clinical trial site may be questioned and the utility of the preclinical study or clinical trial itself may be jeopardized, which could result in the delay or rejection by the FDA. Any such delay or rejection could prevent Tectonic from commercializing its clinical-stage product candidate or any future product candidates.

Tectonic’s future collaborations will be important to its business. If Tectonic is unable to enter into new collaborations, or if these collaborations are not successful, its business could be adversely affected.

A part of Tectonic’s strategy is to strategically evaluate and, as deemed appropriate, enter into additional strategic collaborations in the future when strategically attractive, including potentially with major biotechnology or pharmaceutical companies. Tectonic has limited capabilities for product development and do not yet have any capability for commercialization. Accordingly, Tectonic may enter into collaborations with other companies to provide it with important technologies and funding for its programs and technology. If Tectonic fails to enter into or maintain collaborations on reasonable terms or at all, its ability to develop its existing or future research programs and product candidates could be delayed, the commercial potential of its product could change and its costs of development and commercialization could increase. Furthermore, Tectonic may find that its programs require the use of intellectual property rights held by third parties, and the growth of its business may depend in part on its ability to acquire or in-license these intellectual property rights.

Any future collaborations Tectonic enters into may pose a number of risks, including, but not limited to, the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply;

•	collaborators may not perform their obligations as expected;

•

collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs or license arrangements based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as a strategic transaction that may divert resources or create competing priorities;

•

collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•

collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with Tectonic’s products and product candidates if the collaborators believe that the competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than Tectonic’s;

•

product candidates discovered in collaboration with Tectonic may be viewed by its collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of its product candidates;

•	collaborators may fail to comply with applicable regulatory requirements regarding the development, manufacture, distribution or marketing of a product candidate or product;

•

collaborators with marketing and distribution rights to one or more of Tectonic’s product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

•

disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or terminations of the research, development or commercialization of product candidates, might lead to additional responsibilities for Tectonic with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

•

collaborators may not properly maintain or defend Tectonic’s intellectual property rights or may use its proprietary information in such a way as to invite litigation that could jeopardize or invalidate its intellectual property or proprietary information or expose Tectonic to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose Tectonic to litigation and potential liability;

•

if a collaborator of Tectonic’s is involved in a business combination, the collaborator might deemphasize or terminate the development or commercialization of any product candidate licensed to it by Tectonic; and

•

collaborations may be terminated by the collaborator, and, if terminated, Tectonic could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

If Tectonic’s collaborations do not result in the successful discovery, development and commercialization of product candidates or if one of its collaborators terminates its agreement with Tectonic, it may not receive any future research funding or milestone or royalty payments under such collaboration. All of the risks relating to product development, regulatory approval and commercialization described in this prospectus also apply to the activities of its therapeutic collaborators.

Additionally, if one of Tectonic’s collaborators terminates its agreement with Tectonic, Tectonic may find it more difficult to attract new collaborators and its perception in the business and financial communities could be adversely affected.

Tectonic faces significant competition in seeking appropriate collaborative partners. Tectonic’s ability to reach a definitive agreement for a collaboration will depend, among other things, upon an assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. These factors may include the design or results of preclinical studies or clinical trials, the likelihood of regulatory approval, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of any uncertainty with respect to Tectonic’s ownership of technology (which can exist if there is a challenge to such ownership regardless of the merits of the challenge)

and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with Tectonic.

Tectonic may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If Tectonic is unable to do so, Tectonic may have to curtail the development of the product candidate for which Tectonic is seeking to collaborate, reduce or delay its development program or one or more of its other development programs, delay its potential commercialization, reduce the scope of any sales or marketing activities or increase its expenditures and undertake development or commercialization activities at Tectonic’s own expense. If Tectonic elects to increase its expenditures to fund development or commercialization activities on its own, Tectonic may need to obtain additional capital, which may not be available to Tectonic on acceptable terms or at all. If Tectonic does not have sufficient funds, it may not be able to further develop product candidates or bring them to market and generate product revenue.

Nonclinical research requires the use of Non-Human Primates (“NHP”), the supply of which could delay or prevent development of product candidates.

Consistent with various rules, regulations and cGMP requirements, Tectonic’s ability to advance its pre-clinical programs and successfully develop its product candidates requires access to animal research models sufficient to assess safety and in some cases to establish the rationale for therapeutic use. Failure to access or a significant delay in accessing animal research models that meet Tectonic’s needs or that fulfil regulatory requirements may materially adversely affect its ability to advance Tectonic’s pre-clinical programs and successfully develop its product candidates and this could result in significant harm to Tectonic’s business. During the COVID-19 pandemic, researchers and CROs experienced significant limitations in their access to animal research models, specifically including a sharp reduction in the availability of NHPs originating from breeding farms in Southeast Asia and limited access to the generation of genetically-modified rodent models used in efficacy evaluations. If Tectonic is unable to obtain NHPs in sufficient quantities and in a timely manner to meet the needs of its pre-clinical research programs, if the price of NHPs that are available increases significantly, or if Tectonic’s suppliers are unable to ship the NHPs in their possession that are reserved for them, Tectonic’s ability to advance its pre-clinical programs and successfully develop its pre-clinical candidates may be materially adversely affected or significantly delayed.

General Risk Factors Related to Tectonic

Tectonic will incur significantly increased costs as a result of operating as a public company, and its management will be required to devote substantial time to new compliance initiatives.

As a public company, Tectonic will incur significant legal, accounting and other expenses that it did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as well as rules subsequently implemented by the SEC, and Nasdaq have imposed various requirements on public companies. In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which Tectonic operate its business in ways Tectonic cannot currently anticipate. Tectonic’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase Tectonic’s legal and financial compliance costs and will make some activities more time-consuming and costlier. For example, Tectonic expects these rules and regulations to make it more difficult and more expensive for Tectonic to obtain director and officer liability insurance and Tectonic may be required to incur substantial costs to maintain its current levels of such coverage.

Failure to build Tectonic’s finance infrastructure and improve its accounting systems and controls could impair Tectonic’s ability to comply with the financial reporting and internal controls requirements for publicly traded companies.

As a public company, Tectonic will operate in an increasingly demanding regulatory environment, which requires Tectonic to comply with the Sarbanes-Oxley Act, the regulations of Nasdaq, the rules and regulations of the SEC, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for Tectonic to produce reliable financial reports and are important to help prevent financial fraud. Commencing with Tectonic’s fiscal year ending the year after the Merger is completed, Tectonic must perform system and process evaluation and testing of its internal controls over financial reporting to allow management to report on the effectiveness of Tectonic’s internal controls over financial reporting in its Annual Report on Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. Prior to the closing of the merger, Tectonic has never been required to test its internal controls within a specified period and, as a result, Tectonic may experience difficulty in meeting these reporting requirements in a timely manner. If Tectonic is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if Tectonic is unable to maintain proper and effective internal controls, Tectonic may not be able to produce timely and accurate financial statements. If Tectonic cannot provide reliable financial reports or prevent fraud, its business and results of operations could be harmed, investors could lose confidence in Tectonic’s reported financial information and Tectonic could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

Tectonic’s disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of the merger, Tectonic will become subject to the periodic reporting requirements of the Exchange Act. Tectonic designed its disclosure controls and procedures to reasonably assure that information Tectonic must disclose in reports it files or submits under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Tectonic believes that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, Tectonic’s directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing Tectonic to fail to make any related party transaction disclosures. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in Tectonic’s control system, misstatements due to error or fraud may occur and not be detected.

If the information technology systems of Tectonic, its CROs, its CMOs, service providers, its current and potential future partners or other third parties upon which it relies were compromised, Tectonic could experience adverse consequences, including but not limited to material disruptions to Tectonic’s business operations, regulatory investigations or actions, litigation, fines and penalties, reputational harm, loss of revenue or profits, or other adverse consequences.

Tectonic collects, stores, receives, processes, generates, uses, transfers, discloses, makes accessible, protects, secures, disposes of, shares, and transmits (collectively, process) proprietary, confidential and sensitive information, including personal information (such as health-related data of clinical trial participants and employee information), in the course of its business. Similarly, third-parties upon which Tectonic relies process certain of that information on Tectonic’s behalf.

Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of Tectonic’s sensitive information and information technology systems, and those of the third parties upon which Tectonic relies. Such threats are constantly evolving and growing in frequency, sophistication, and intensity. For example, these threats may include (without limitation) malware, viruses, software vulnerabilities and bugs, software or hardware failure, hacking, denial of service attacks, social engineering (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing), ransomware, insider threats (such as theft of misuse by personnel), credential stuffing, telecommunications failures, loss or theft of devices, data or other information technology assets, attacks enhanced or facilitated by AI, earthquakes, fires, floods and similar threats. Threats such as ransomware attacks, for example, are becoming increasingly prevalent and severe, and attackers are increasingly leveraging multiple attack methods to extort payment from victims, such as data theft and disabling systems and can lead to significant interruptions in Tectonic’s operations, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but Tectonic may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

Security incidents may result from the actions of a wide variety of actors with a wide range of motives and expertise, including traditional hackers, Tectonic personnel or the personnel of the third parties upon which Tectonic relies, organized criminal threat actors, hacktivists, sophisticated nation-states and nation-state-supported actors. During times of war and other major conflicts, Tectonic, the third parties upon which it relies, and Tectonic’s customers may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt Tectonic’s systems and operations, supply chain, and ability to produce, sell and distribute its goods and services.

Future or past business transactions (such as acquisitions or integrations) could expose Tectonic to additional cybersecurity risks and vulnerabilities, as its systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, Tectonic may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into its information technology environment and security program.

In addition, Tectonic’s reliance on third-party service providers could introduce new cybersecurity risks and vulnerabilities, and other threats to its business operations. For example, Tectonic relies on third parties to operate critical business systems and process sensitive data in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, personnel email, and other functions. Tectonic also relies on third parties, including CROs, clinical trial sites and clinical trial vendors, to collect, store, and transmit sensitive data as part of its research activities. Tectonic’s ability to monitor these third parties is limited, and these third parties may not have adequate information security measures in place. If Tectonic’s third-party service providers experience a security incident or other interruption, Tectonic could experience adverse consequences. While Tectonic may be entitled to damages if its third-party service providers fail to satisfy their privacy or security-related obligations to Tectonic, any award may be insufficient to cover damages, or Tectonic may be unable to recover such awards. Supply-chain attacks have also increased in frequency and severity, and Tectonic cannot guarantee that third parties’ infrastructure in its supply chain or its third-party partners’ supply chains have not been compromised.

Certain functional areas of Tectonic’s workforce work remotely on a full- or part-time basis or otherwise utilize network connections, computers and devices outside of Tectonic’s premises or network, which imposes additional risks to Tectonic’s business.

While Tectonic has implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. Tectonic takes steps designed to detect, mitigate, and remediate vulnerabilities in its information systems (such as its hardware and/or software, including that of third parties upon which Tectonic rely). Tectonic may not, however, detect and remediate all such vulnerabilities including on a timely basis. Further, Tectonic may experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident. Tectonic maybe required to, or it may choose to, expend significant resources or modify its business activities (including its clinical trial activities) in an effort to protect against security incidents, particularly where required by applicable data privacy and security laws or regulations or industry standards. Certain data privacy and security obligations may require Tectonic to implement and maintain specific security measures or industry-standard or reasonable security measures to protect its information technology systems and sensitive information.

Any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to Tectonic’s sensitive information or its information technology systems, or those of the third parties upon which Tectonic rely. If Tectonic’s information systems or data, or that of the third parties on which it relies, are compromised, it could interrupt Tectonic’s operations, disrupt its development programs and have a material adverse effect on its business, financial condition and results of operations. For example, the loss or corruption of clinical trial data from completed or future clinical trials could result in delays in Tectonic’s regulatory approval efforts and significantly increase Tectonic’s costs to recover or reproduce the data. Likewise, Tectonic relies on third parties for the manufacture of TX45, to analyze clinical trial samples and to conduct clinical trials, and security incidents experienced by these third parties could have a material adverse effect on its business. Security incidents affecting Tectonic or the third parties Tectonic relies on or partners with could also result in substantial remediation costs and expose Tectonic to litigation (including class claims), regulatory enforcement action (for example, investigations, fines, penalties, audits and inspections), additional reporting requirements and/or oversight, fines, penalties, indemnification obligations, negative publicity, reputational harm, monetary fund diversions, diversion of management attention, interruptions in its operations (including availability of data), financial loss and other liabilities and harms. Additionally, such incidents may trigger data privacy and security obligations requiring Tectonic to notify relevant stockholders, including affected individuals, customers, regulators, and investors. Such disclosures may be costly, and related requirements or the failure to comply with them could lead to adverse consequences. Even a perceived security incident or failure in compliance by Tectonic or a third-party partner may result in negative publicity, harm to Tectonic’s reputation, or other adverse effects.

Tectonic’s contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in its contracts are sufficient to protect Tectonic from claims related to its data privacy and security obligations. Additionally, Tectonic cannot be certain that its insurance coverage will be adequate for data security liabilities actually incurred, will continue to be available to it on economically and commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim.

In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about Tectonic from public sources, data brokers, or other means that reveals competitively sensitive details about the company and could be used to undermine Tectonic’s competitive advantage or market position. Additionally, sensitive information of Tectonic could be leaked, disclosed, or revealed as a result of or in connection with its employees’, personnel’s, or vendors’ use of generative AI technologies.

Tectonic is subject to rapidly changing and increasingly stringent U.S. and foreign laws, regulations, and rules, contractual obligations, industry standards, policies and other obligations relating to privacy, data protection and information security. Tectonic’s actual or perceived failure to comply with these obligations could lead to regulatory investigations or actions; litigation (including class claims) and mass arbitration demands; fines and penalties; disruptions of business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and otherwise harm its business.

Tectonic processes proprietary, confidential and sensitive information, including personal information (including health-related data), which subjects it to numerous evolving and complex data privacy and security obligations, including various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contracts and other obligations that govern the processing of such information in connection with Tectonic’s business.

Outside the United States, an increasing number of laws, regulations, and industry standards may govern data privacy and security. For example, the European Union’s General Data Protection Regulation, (“EU GDPR”) and the United Kingdom’s GDPR (“UK GDPR”) and the Swiss Federal Data Protection Act (collectively, “European Data Protection Laws”) impose strict requirements for processing personal information, including relating to transfer of personal information to countries like the United States. European Data Protection Laws and other relevant laws govern patient confidentiality and storage of personal health data, and may apply to Tectonic’s processing of personal information from clinical trial participants and other individuals located in the EEA, the United Kingdom (the “UK”), or Switzerland and, if TX45 or any potential future product candidates are approved, Tectonic’s possible commercialization of those products in the EEA, the UK, or Switzerland (as applicable). Companies that violate the EU or UK GDPR can face private litigation, regulatory investigations and enforcement actions, prohibitions on data processing, other administrative measures, reputational damage and fines of up to the greater of 20 million Euros /17.5 million pounds sterling or 4% of their worldwide annual revenue, in either case, whichever is greater. Certain jurisdictions have enacted data localization restrictions or laws and regulations restricting cross-border transfers of personal information, except in limited circumstances where adequate safeguards are in place. In particular, regulators and courts in the EEA, the UK, and Switzerland have significantly restricted the transfer of personal information to the United States and other countries whose privacy laws it generally believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal information from the EEA, the UK, or Switzerland to the United States, such as the EEA standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework (the “Framework”) and the UK extension thereto (which allows for transfers for to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges and there is no assurance that Tectonic can satisfy or rely on these measures to lawfully transfer personal data to the United States. If Tectonic is unable to implement a valid compliance solution for cross-border transfers of personal information, or if the requirements for a legally-compliant transfer are too onerous, Tectonic may face increased exposure to significant adverse consequences, including substantial fines, regulatory actions, as well as injunctions against the export and processing of personal information from the EEA, UK, Switzerland, or other countries that implement cross-border data transfer restrictions. Tectonic’s inability to import personal information from the EEA, UK or Switzerland or other countries may also restrict or prohibit its clinical trial activities in those countries; limit its ability to collaborate with CROs, service providers, contractors and other companies subject to laws restricting cross-border data transfers; require Tectonic to increase its data processing capabilities in other countries at significant expense and may otherwise negatively impact Tectonic’s business operations. Tectonic may also become subject to new laws in the EEA and other jurisdictions that regulate cybersecurity and non-personal data, such as data collected through the internet of things. Depending on how these laws are interpreted, Tectonic may have to make changes to its business practices and products to comply with such obligations.

Additionally, other countries have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering Tectonic’s services and operating its business.

Privacy and data security laws in the United States at the federal, state and local level are increasingly complex and changing rapidly. For example, at the federal level, HIPAA, as amended by HITECH, imposes specific requirements relating to the privacy, security and transmission of individually identifiable health information. Additionally, at the state level, the privacy and data protection landscape is changing rapidly. Many states have enacted comprehensive privacy laws. For example, the California Consumer Rights Act (“CCPA”), as amended by the California Privacy Rights Act of 2020 (“CPRA”) applies to personal information data of consumers, business representatives, and employees who are California residents and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain rights concerning their personal data. The CCPA provides fines for noncompliance and a limited private right of action in connection with certain data breaches. While the CCPA contains an exemption for certain personal information processed in connection with clinical trials, Tectonic may process other personal information that is subject to the CCPA. Other states, such as Virginia, Colorado, Connecticut, and Utah, have also passed comprehensive privacy laws that become effective in 2023, and similar laws have been passed or are being considered in several other states, as well as at the federal and local levels. The evolving patchwork of differing state and federal privacy and data security laws increases the cost and complexity of operating Tectonic’s business and increases its exposure to liability, including from third party litigation and regulatory investigations, enforcement, fines, and penalties.

Tectonic is bound by contractual obligations and its efforts to comply with such obligations may not be successful. Tectonic may publish privacy policies, marketing materials and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair or misrepresentative of its practices, Tectonic may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Tectonic’s obligations related to data privacy and security (and consumers’ data privacy obligations) are quickly changing in an increasingly stringent fashion and creating uncertainty. These obligations may be subject to differing applications and interpretations, which may be inconsistent or in conflict among jurisdictions. Monitoring, preparing for and complying with these obligations requires Tectonic to devote significant resources (including, without limitation, financial and time-related resources). These obligations may necessitate changes to Tectonic’s information technologies, systems and practices and to those of any third parties that process personal information on its behalf. In addition, these obligations may require Tectonic to change aspects of its business model. Although Tectonic endeavors to comply with applicable data privacy and security obligations, Tectonic may at times fail (or be perceived to have failed) to do so. Moreover, despite Tectonic’s efforts, its personnel or third parties upon whom it relies may fail to comply with such obligations, which could impact whether or not it is in compliance.

If Tectonic (or third parties on which it relies) fail, or are perceived to have failed, to address or comply with data privacy, protection and security obligations, Tectonic could face significant consequences, including (without limitation): government enforcement actions (e.g., investigations, fines, penalties, audits, inspections and similar); litigation (including class-related claims) and mass arbitration demands; additional reporting requirements and/or oversight; bans on processing personal information; orders to destroy or not use personal information; and/or imprisonment of company officials. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on Tectonic’s reputation, business or financial condition, including but not limited to: loss of customers; interruptions or stoppages in its business operations (including clinical trials); inability to process personal information or to operate in certain jurisdictions; limited ability to develop or commercialize its products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or revision or restructuring of its operations.

Tectonic or the third parties upon whom it depends may be adversely affected by earthquakes, fires or other natural disasters and Tectonic’s business continuity and disaster recovery plans may not adequately protect Tectonic from a serious disaster.

If earthquakes, fires, other natural disasters, terrorism and similar unforeseen events beyond Tectonic’s control prevent it from using all or a significant portion of its headquarters or other facilities, it may be difficult or, in certain cases, impossible for Tectonic to continue its business for a substantial period of time. Tectonic does not have a disaster recovery or business continuity plan in place and may incur substantial expenses as a result of the absence or limited nature of Tectonic’s internal or third-party service provider disaster recovery and business continuity plans, which could have a material adverse effect on Tectonic’s business. In addition, the long-term effects of climate change on general economic conditions and the pharmaceutical manufacturing and distribution industry in particular are unclear, and changes in the supply, demand or available sources of energy and the regulatory and other costs associated with energy production and delivery may affect the availability or cost of goods and services, including raw materials and other natural resources, necessary to run Tectonic’s business. If such an event were to affect Tectonic’s supply chain, it could have a material adverse effect on Tectonic’s ability to conduct its clinical trials, its development plans and business.

Tectonic conducts certain research and development operations through its Australian wholly-owned subsidiary. If Tectonic loses its ability to operate in Australia, or if its subsidiary is unable to receive the research and development incentive payment allowed by Australian regulations, Tectonic’s business and results of operations could suffer.

In September 2023, Tectonic formed a wholly-owned Australian subsidiary, Tectonic Therapeutic Pty Ltd., to conduct various preclinical studies and clinical trials for its product candidates in Australia. Due to the geographical distance and lack of employees currently in Australia, as well as Tectonic’s lack of experience operating in Australia, Tectonic may not be able to efficiently or successfully monitor its clinical activities in Australia, including conducting preclinical studies and clinical trials. Furthermore, Tectonic has no assurance that the results of any clinical trials that Tectonic conducts for its product candidate in Australia will be accepted by the FDA or comparable foreign regulatory authorities for development and commercialization approvals.

In addition, current Australian tax regulations provide for a refundable research and development incentive payment equal to 43.5% of qualified expenditures to companies with an annual turnover of less than AU$20 million. Tectonic Therapeutic Pty Ltd. may be eligible to receive incentive payments during 2024 for research expenditures made during 2023 and 2022. If its subsidiary loses its ability to operate in Australia, or if Tectonic is ineligible or unable to receive the research and development incentive payment, or the Australian government significantly reduces or eliminates the incentive program, Tectonic’s business and results of operation may be adversely affected.

Legislation or other changes in U.S. tax law could adversely affect Tectonic’s business and financial condition.

The rules dealing with U.S. federal, state, and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect Tectonic. In recent years, many changes have been made to applicable tax laws and changes are likely to continue to occur in the future.

It cannot be predicted whether, when, in what form, or with what effective dates, new tax laws may be enacted, or regulations and rulings may be enacted, promulgated or issued under existing or new tax laws, which could result in an increase in Tectonic’s tax liability or require changes in the manner in which Tectonic operates in order to minimize or mitigate any adverse effects of changes in tax law or in the interpretation thereof.

Tectonic’s ability to use Tectonic’s U.S. net operating loss carryforwards and certain other U.S. tax attributes may be limited.

As of December 31, 2023, Tectonic had U.S. federal net operating loss carryforwards of approximately $43.6 million. The amount of net operating loss carryforwards that Tectonic is permitted to deduct is limited to 80% of taxable income in each such taxable year to which the net operating loss carryforwards are applied. In addition, Tectonic’s U.S. federal net operating losses and tax credits may be subject to limitations under Sections 382 and 383 of the Code, if Tectonic has undergone or undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a rolling three-year period. Tectonic may have experienced such ownership changes in the past and may experience ownership changes in the future as a result of shifts in its stock ownership, some of which are outside its control. Tectonic’s net operating losses and tax credits may also be impaired or restricted under state law.

Tectonic’s ability to utilize its net operating loss carryforwards could be limited by an “ownership change” as described above, which could result in increased tax liability to Tectonic.

Unstable market and economic conditions may have serious adverse consequences on Tectonic’s business, financial condition and stock price.

As a result of the COVID-19 pandemic and actions taken to slow its spread, the global credit and financial markets have experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Tectonic’s general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on Tectonic’s growth strategy and financial performance and could require Tectonic to delay or abandon clinical development plans. In addition, there is a risk that one or more of Tectonic’s current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect Tectonic’s ability to attain its operating goals on schedule and on budget.

Geopolitical developments, such as the Russian invasion of Ukraine, the conflict in the Middle East or deterioration in the bilateral relationship between the United States and China, may impact government spending, international trade and market stability, and cause weaker macro-economic conditions. Certain political developments may also lead to uncertainty to regulations and rules that may materially affect Tectonic’s business.

Future changes in financial accounting standards or practices may cause adverse and unexpected revenue fluctuations and adversely affect its reported results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect Tectonic’s reported financial position or results of operations. Financial accounting standards in the United States are constantly under review and new pronouncements and varying interpretations of pronouncements have occurred frequently in the past and are expected to occur again in the future. As a result, Tectonic may be required to make changes in its accounting policies. Those changes could affect Tectonic’s financial condition and results of operations or the way in which such financial condition and results of operations are reported. Compliance with new accounting standards may also result in additional expenses. As a result, Tectonic intends to invest all reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from business activities to compliance activities.

If Tectonic or any CMOs and suppliers Tectonic engages fail to comply with environmental, health and safety laws and regulations, Tectonic could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of Tectonic’s business.

Tectonic and any CMOs and suppliers it engages are subject to numerous federal, state and local environmental, health and safety laws, regulations and permitting requirements, including those governing laboratory procedures; the generation, handling, use, storage, treatment and disposal of hazardous and regulated materials and wastes; the emission and discharge of hazardous materials into the ground, air and water; and employee health and safety. Tectonic’s operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Tectonic’s operations also produce hazardous waste. Tectonic generally contracts with third parties for the disposal of these materials and wastes. Tectonic cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from Tectonic’s use of hazardous materials, Tectonic could be held liable for any resulting damages, and any liability could exceed Tectonic’s resources. Under certain environmental laws, Tectonic could be held responsible for costs relating to any contamination at third-party facilities. Tectonic could also incur significant costs associated with civil or criminal fines and penalties.

Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair Tectonic’s research and product development efforts. In addition, Tectonic cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. Although Tectonic maintains workers’ compensation insurance to cover it for costs and expenses it may incur due to injuries to its employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. Tectonic does not carry specific biological or hazardous waste insurance coverage, and Tectonic’s property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, Tectonic could be held liable for damages or be penalized with fines in an amount exceeding its resources, and Tectonic’s clinical trials or regulatory approvals could be suspended, which could have a material adverse effect on Tectonic’s business, financial condition, results of operations and prospects.

Failure to comply with these laws, regulations and permitting requirements also may result in substantial fines, penalties or other sanctions or business disruption, which could have a material adverse effect on Tectonic’s business, financial condition, results of operations and prospects.

Any third-party CMOs and suppliers Tectonic engages will also be subject to these and other environmental, health and safety laws and regulations. Liabilities they incur pursuant to these laws and regulations could result in significant costs or an interruption in operations, which could have a material adverse effect on Tectonic’s business, financial condition, results of operations and prospects.

Risks Related to the Combined Company

If any of the events described in “Risks Related to AVROBIO” or “Risks Related to Tectonic” occur, those events could cause potential benefits of the merger not to be realized.

Following completion of the merger, the combined company will be susceptible to many of the risks described in the sections titled “Risks Related to AVROBIO” and “Risks Related to Tectonic” beginning on page 48 and 107, respectively, of this proxy statement/prospectus. To the extent any of the events in the risks described in those sections occur, the potential benefits of the merger may not be realized and the results of operations and financial condition of the combined company could be adversely affected in a material way. This could cause the market price of the combined company’s common stock to decline.

The market price of the combined company’s common stock is expected to be volatile, and the market price of the common stock may drop following the merger.

The market price of the combined company’s common stock following the merger could be subject to significant fluctuations. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:

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results of clinical trials and preclinical studies of the combined company’s product candidates, or those of the combined company’s competitors or the combined company’s existing or future collaborators;

•	failure to meet or exceed financial and development projections the combined company may provide to the public;

•	failure to meet or exceed the financial and development projections of the investment community;

•	if the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts;

•	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the combined company or its competitors;

•	actions taken by regulatory agencies with respect to the combined company’s product candidates, clinical studies, manufacturing process or sales and marketing terms;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and the combined company’s ability to obtain patent protection for its technologies;

•	additions or departures of key personnel;

•	significant lawsuits, including patent or stockholder litigation;

•	if securities or industry analysts do not publish research or reports about the combined company’s business, or if they issue adverse or misleading opinions regarding its business and stock;

•	changes in the market valuations of similar companies;

•	general market or macroeconomic conditions or market conditions in the pharmaceutical and biotechnology sectors;

•	sales of securities by the combined company or its securityholders in the future;

•	if the combined company fails to raise an adequate amount of capital to fund its operations or continued development of its product candidates;

•	trading volume of the combined company’s common stock;

•	announcements by competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;

•	adverse publicity relating to precision medicine product candidates, including with respect to other products in such markets;

•	the introduction of technological innovations or new therapies that compete with the products and services of the combined company; and

•	period-to-period fluctuations in the combined company’s financial results.

Moreover, the stock markets in general have experienced, and continue to experience, substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock. In addition, a recession, depression or other sustained adverse market event could materially and adversely affect the combined company’s business and the value of its common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies. Furthermore, market volatility may lead to increased shareholder activism if the combined company experiences a market valuation that activists believe is not reflective of its intrinsic value. Activist campaigns that contest or conflict with the combined company’s strategic direction or seek changes in the composition of its board of directors could have an adverse effect on its operating results, financial condition and cash flows.

The combined company may incur losses for the foreseeable future and might never achieve profitability.

The combined company may never become profitable, even if the combined company is able to complete clinical development for one or more product candidates and eventually commercialize such product candidates. The combined company will need to successfully complete significant research, development, testing and regulatory compliance activities that, together with projected general and administrative expenses, is expected to result in substantial increased operating losses for at least the next several years. Even if the combined company does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis.

Following the merger, the combined company may be unable to integrate successfully the businesses of AVROBIO and Tectonic and realize the anticipated benefits of the merger.

The merger involves the combination of two companies which currently operate as independent companies. Following the merger, the combined company will be required to devote significant management attention and resources to integrating its business practices and operations. The combined company may fail to realize some or all of the anticipated benefits of the merger if the integration process takes longer than expected or is more costly than expected. Potential difficulties the combined company may encounter in the integration process include the following:

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the inability to successfully combine the businesses of AVROBIO and Tectonic in a manner that permits the combined company to achieve the anticipated benefits from the merger, which would result in the anticipated benefits of the merger not being realized partly or wholly in the time frame currently anticipated or at all;

•	creation of uniform standards, controls, procedures, policies and information systems; and

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the merger.

In addition, AVROBIO and Tectonic have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process also could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect the combined company’s ability to maintain its business relationships or the ability to achieve the anticipated benefits of the merger, or could otherwise adversely affect the business and financial results of the combined company.

If the combined company fails to attract and retain management and other key personnel, it may be unable to continue to successfully develop or commercialize its product candidates or otherwise implement its business plan.

The combined company’s ability to compete in the highly competitive pharmaceuticals industry depends on its ability to attract and retain highly qualified managerial, scientific, medical, legal, sales and marketing and other personnel. The combined company will be highly dependent on its management and scientific personnel. The loss of the services of any of these individuals could impede, delay, or prevent the successful development of the combined company’s product pipeline, completion of its planned clinical trials, commercialization of its product candidates or in-licensing or acquisition of new assets and could impact negatively its ability to implement successfully its business plan. If the combined company loses the services of any of these individuals, it might not be able to find suitable replacements on a timely basis or at all, and its business could be harmed as a result. The combined company might not be able to attract or retain qualified management and other key personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses.

If the assets subject to the CVR Agreement are not disposed of in a timely manner, the combined company may have to incur time and resources to wind down or dispose of such assets.

In connection with the merger, AVROBIO intends to declare a dividend to each person who as of immediately prior to the effective time was a stockholder of record of AVROBIO or had the right to receive AVROBIO common stock of the right to receive one non-transferable CVR for each then outstanding share of AVROBIO common stock, each representing the non-transferable contractual right to receive certain contingent payments from AVROBIO upon the occurrence of certain events within agreed time periods. Please see the section titled “Agreements Related to the Merger—CVR Agreement” beginning on page 266 of this proxy statement/prospectus. Pursuant to the terms of the CVR Agreement, the holders of AVROBIO common stock prior to the closing, rather than the holders of the combined company’s common stock, are the primary recipients of any net proceeds of the disposition (including a license) of the assets subject to the CVR Agreement. The CVR Agreement provides that AVROBIO will use commercially reasonable efforts (as defined in the CVR Agreement) during the 18-month period following the closing to effect dispositions of AVROBIO’s pre-closing assets to a third party that has delivered inbound interest (as defined in the CVR Agreement) with respect to such assets. As a result, AVROBIO will have no obligations to affirmatively sell or market such assets, in the absence of such inbound interest. Absent such CVR Agreement, the combined company may have allocated such funds, time and resources to its core programs and the foregoing could be a distraction to the combined company’s management and employees. As a result, the combined company’s operations and financial condition may be adversely affected.

The combined company will incur additional costs and increased demands upon management as a result of complying with the laws and regulations affecting public companies.

The combined company will incur significant legal, accounting and other expenses as a public company that Tectonic did not incur as a private company, including costs associated with public company reporting obligations under the Exchange Act. The combined company’s management team will consist of the executive officers of Tectonic prior to the merger, some of whom have not previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise related to public company reporting requirements and compliance with applicable laws and regulations to ensure that the combined company complies with all of these requirements. Any changes the combined company makes to comply with these obligations may not be sufficient to allow it to satisfy its obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for the combined company to attract and retain qualified persons to serve on the board of directors or on board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

Upon completion of the merger, failure by the combined company to comply with the initial listing standards or continued listing standards of Nasdaq will prevent its stock from being listed on Nasdaq or may result in delisting from Nasdaq.

Upon completion of the merger, AVROBIO, under the new name “Tectonic Therapeutic, Inc.,” will be required to meet the initial listing requirements to maintain the listing and continued trading of its shares on Nasdaq. These initial listing requirements are more difficult to achieve than the continued listing requirements. Pursuant to the Merger Agreement, AVROBIO agreed to use its commercially reasonable efforts to cause the shares of AVROBIO common stock issued in the merger to be approved for listing on Nasdaq at or prior to the effective time of the merger, although such condition may be waived in writing by AVROBIO, Merger Sub and Tectonic. For more information, see the section titled “Risk Factors—Risks Related to the Merger—AVROBIO or Tectonic may waive one or more of the conditions to the merger without recirculation of this proxy statement/prospectus or resoliciting stockholder approval” on page 37 of this proxy statement/prospectus. Based on information currently available to AVROBIO, AVROBIO anticipates that, at the closing, its stock will be unable to meet the $4.00 (or, to the extent applicable, $3.00) minimum bid price initial listing requirement, which requires the combined company to maintain a minimum bid price of $4.00 per share over a 30-day trading period prior to listing, unless it effects a reverse stock split. The AVROBIO Board intends to effect a reverse stock split of the shares of AVROBIO common stock at a ratio of between 1:3 to 1:30. In addition, often times a reverse stock split will not result in a trading price for the affected common stock that is proportional to the ratio of the split. If the combined company fails to meet the initial listing requirements of Nasdaq and AVROBIO and Tectonic choose to close the merger without Nasdaq’s approval, Nasdaq may notify the combined company that its shares of common stock will not be listed on Nasdaq. Additionally, even if the combined company is able to comply with initial listing standards of Nasdaq, there can be no assurance that the combined company will be able to thereafter maintain compliance with the continued listing standards of Nasdaq. In the event of such failure to satisfy continued listing standards, if the combined company is unable to regain compliance with the continued listing standards, Nasdaq may notify the combined company of the delisting of its common stock from Nasdaq.

If the common stock of the combined company cannot be listed on Nasdaq or upon a potential delisting from Nasdaq, if the common stock of the combined company is not then eligible for quotation on another market or exchange, trading of the shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it is likely that there would be significantly less liquidity in the trading of the common stock of the combined company, which may make it more difficult for stockholders to buy and sell shares; decreases in institutional and other investor demand for the shares, coverage by securities analysts, market making activity and information available concerning trading prices and volume; and fewer broker dealers willing to execute trades in the common stock of the combined company. Also, it may be difficult for the combined company to raise additional capital if the combined company’s common stock is not listed on a major exchange. The occurrence of any of these events could result in a further decline in the market price of the common stock of the combined company and could have a material adverse effect on the combined company.

Once the combined company is no longer a smaller reporting company or otherwise no longer qualifies for applicable exemptions, the combined company will be subject to additional laws and regulations affecting public companies that will increase the combined company’s costs and the demands on management and could harm the combined company’s operating results and cash flows.

The combined company will be subject to the reporting requirements of the Exchange Act, which requires, among other things, that the combined company file with the SEC, annual, quarterly and current reports with respect to the combined company’s business and financial condition as well as other disclosure and corporate governance requirements. However, as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act, in at least the near term, the combined company may take advantage of certain exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this proxy statement/prospectus and in the combined company’s periodic reports and proxy statements. Once the combined company is no longer a smaller reporting company or otherwise no longer qualifies for these exemptions, the combined company will be required to comply with these additional legal and regulatory requirements applicable to public companies and will incur significant legal, accounting and other expenses to do so. If the combined company is not able to comply with the requirements in a timely manner or at all, the combined company’s financial condition or the market price of the combined company’s common stock may be harmed. For example, if the combined company or its independent auditor identifies deficiencies in the combined company’s internal control over financial reporting that are deemed to be material weaknesses the combined company could face additional costs to remedy those deficiencies, the market price of the combined company’s stock could decline or the combined company could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

If the combined company fails to maintain proper and effective internal controls, its ability to produce accurate financial statements on a timely basis could be impaired.

Provided the combined company continues to be listed on Nasdaq, the combined company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that the combined company maintain effective disclosure controls and procedures and internal control over financial reporting. The combined company must perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal controls over financial reporting in its Annual Report on Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. As a private company, Tectonic has never been required to test its internal controls within a specified period. This will require that the combined company incur substantial professional fees and internal costs to expand its accounting and finance functions and that it expends significant management efforts. The combined company may experience difficulty in meeting these reporting requirements in a timely manner. For additional information related to the risks and uncertainties of the combined company’s compliance with the Sarbanes-Oxley Act.

In addition to the material weaknesses described above in the context of Tectonic being a private company, the combined company may discover weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. The combined company’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If the combined company is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if it is unable to maintain proper and effective internal controls, the combined company may not be able to produce timely and accurate financial statements. If that were to happen, the market price of its common stock could decline and it could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

The unaudited pro forma condensed combined financial information for AVROBIO and Tectonic included in this proxy statement/prospectus are preliminary, and the combined company’s actual financial position and operations after the merger may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

The unaudited pro forma financial information for AVROBIO and Tectonic included in this proxy statement/prospectus are presented for illustrative purposes only and is not necessarily indicative of the combined company’s actual financial condition or results of operations of future periods, or the financial condition or results of operations that would have been realized had the entities been combined during the period presented.

The combined company’s actual results and financial position after the merger may differ materially and adversely from the unaudited pro forma financial information included in this proxy statement/prospectus. The exchange ratio reflected in this proxy statement/prospectus is preliminary. The final exchange ratio could differ materially from the preliminary Exchange Ratio used to prepare the pro forma adjustments. For more information, please see the section titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 440 of this proxy statement/prospectus.

The combined company’s certificate of incorporation and bylaws and provisions under Delaware law could make an acquisition of the combined company more difficult and may prevent attempts by its stockholders to replace or remove its management.

If the merger is completed, AVROBIO’s bylaws and AVROBIO’s charter, as amended by the amendments thereto attached to this proxy statement/prospectus as Annexes G and H, assuming Proposal Nos. 2 and 3 are approved by AVROBIO stockholders at the special meeting, will become the combined company’s bylaws and certificate of incorporation. Provisions that will be included in the combined company’s certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control of the combined company that stockholders may consider favorable, including transactions in which its common stockholders might otherwise receive a premium price for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of the combined company’s common stock, thereby depressing the market price of its common stock. In addition, because the combined company’s board of directors will be responsible for appointing the members of the combined company’s management team, these provisions may frustrate or prevent any attempts by the combined company’s stockholders to replace or remove its current management by making it more difficult for stockholders to replace members of the combined company’s board of directors. Among other things, these provisions:

•	establish a classified board of directors such that all members of the board are not elected at one time;

•	allow the authorized number of its directors to be changed only by resolution of its board of directors;

•	limit the manner in which stockholders can remove directors from the board;

•	establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on at stockholder meetings;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by its stockholders by written consent;

•	limit who may call a special meeting of stockholders;

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authorize its board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by its board of directors; and

•	require the approval of the holders of at least 66.67% of the votes that all its stockholders would be entitled to cast to amend or repeal certain provisions of its charter or bylaws.

Moreover, because the combined company will be incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of the outstanding combined company voting stock from merging or combining with the combined company. Although AVROBIO and Tectonic believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with the combined company’s board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the combined company’s stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

The bylaws of the combined company will provide that, unless the combined company consents in writing to the selection of an alternative forum, certain designated courts will be the sole and exclusive forum for certain legal actions between the combined company and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with the combined company or its directors, officers, employees or agents.

The bylaws of the combined company will provide that, unless it consents in writing to an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on its behalf, (ii) any action asserting a claim of or based on a breach of a fiduciary duty owed by any of its current or former directors, officers, or other employees to the combined company or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, its charter or its bylaws, or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein, which for purposes of this risk factor refers to herein as the “Delaware Forum Provision.” The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act and the Exchange Act. The bylaws of the combined company will further provide that, unless it consents in writing to an alternative forum, federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, which for purposes of this risk factor refers to herein as the “Federal Forum Provision.” In addition, the bylaws of the combined company will provide that any person or entity purchasing or otherwise acquiring any interest in shares of its capital stock is deemed to have notice of and consented to the foregoing Delaware Forum Provision and Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived its compliance with the U.S. federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision may impose additional litigation costs on stockholders of the combined company in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clauses in the bylaws of the combined company may limit its stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with the combined company or its directors, officers or employees, which may discourage such lawsuits against the combined company and its directors, officers and employees even though an action, if successful, might benefit its stockholders. Section 22 of the Securities Act creates a concurrent jurisdiction for state and federal courts over all suits brought concerning a duty or liability created by the securities laws, rules and regulations thereunder. While the Delaware Supreme Court and other state courts have upheld the validity of federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court, there is uncertainty as to whether other courts will enforce the combined company’s Federal Forum Provision. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert the provision is unenforceable, and if the Federal Forum Provision is found to be unenforceable, the combined company may incur additional costs with resolving such matters.

AVROBIO and Tectonic do not anticipate that the combined company will pay any cash dividends in the foreseeable future.

The current expectation is that the combined company will retain its future earnings, if any, to fund the growth of the combined company’s business as opposed to paying dividends. As a result, capital appreciation, if any, of the common stock of the combined company will be your sole source of gain, if any, for the foreseeable future.

An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.

Prior to the merger, there had been no public market for shares of Tectonic capital stock. An active trading market for the combined company’s shares of common stock may never develop or be sustained. If an active market for the combined company’s common stock does not develop or is not sustained, it may be difficult for its stockholders to sell their shares at an attractive price or at all.

Transfers of the combined company’s securities utilizing Rule 144 of the Securities Act may be limited.

A significant portion of the combined company’s securities are restricted from immediate resale. Holders should be aware that transfers of the combined company’s securities pursuant to Rule 144 under the Securities Act (“Rule 144”) may be limited as Rule 144 is not available, subject to certain exceptions, for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. AVROBIO’s disposal of certain of its historical assets and operations, the halting of its remaining programs and the proposed merger with Tectonic will make AVROBIO subject to the SEC requirements applicable to reporting shell company business combinations. We anticipate that following the consummation of the merger, the combined company will no longer be a shell company. As a result, we anticipate that holders will not be able to sell their restricted combined company securities pursuant to Rule 144 without registration until one year after the combined company files the Current Report on Form 8-K following the closing that includes the required Form 10 information that reflects the combined company is no longer a shell company. For more information, see the section titled “Securities Act Restrictions on Resale of AVROBIO Common Stock” beginning on page 456 of this proxy statement/prospectus.

AVROBIO’s disposal of certain of its historical assets and operations, the halting of its remaining programs and the proposed merger with Tectonic resulting in the conversion of Tectonic into a public company shall make AVROBIO subject to the SEC requirements applicable to reporting shell company business combinations. As a result, the combined company will be subject to more stringent reporting requirements, offering limitations and resale restrictions.

According to SEC guidance, the requirements applicable to reporting shell company business combinations apply to any company that sells or otherwise disposes of its historical assets or operations in connection with or as part of a plan to combine with a non-shell private company in order to convert the private company into a public one. AVROBIO has halted development of its remaining programs and had previously implemented the Cystinosis Sale. As such, AVROBIO’s plan to merge with Tectonic, resulting in the conversion of Tectonic into a public company, shall be subject to the SEC requirements applicable to reporting shell company business combinations, which are as follows:

•	the combined company will need to file a Form 8-K to report the Form 10 type information after closing with the SEC reflecting its status as an entity that is not a shell company;

•	the combined company will not be eligible to use a Form S-3 until 12 full calendar months after closing;

•	the combined company will need to wait at least 60 calendar days after closing to file a Form S-8 for any equity plans or awards such as the 2024 Plan and the 2024 ESPP;

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the combined company will be an “ineligible issuer” for three years following the closing, which will prevent the combined company from (i) incorporating by reference in its Form S-1 filings, (ii) using a free writing prospectus or (iii) taking advantage of the well-known seasoned issuer (also known as a “WKSI”) status despite its public float;

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investors who (i) were affiliates of Tectonic at the time the merger was submitted for the vote or consent of Tectonic’s stockholders, (ii) receive securities of the combined company in the merger (i.e., Rule 145(c) securities) and (iii) publicly offer or sell such securities will be deemed to be engaged in a distribution of such securities, and therefore to be underwriters with respect to resales of those securities, and accordingly such securities may not be included in the Form S-1 resale shelf registration statement anticipated to be filed after the closing of the merger unless such securities are sold only in a fixed price offering in which such investors are named as underwriters in the prospectus; and

•

Rule 144(i)(2) will limit the ability to publicly resell Rule 145(c) securities per Rule 145(d), as well as any other “restricted” or “control” securities of the combined company per Rule 144 (e.g., holders of restricted securities and any affiliates of the public company are also affected) until one year after the Form 10 information is filed with the SEC. Non-affiliate AVROBIO stockholders prior the merger will not be subject to such restrictions on public resales of their shares.

The foregoing SEC requirements will increase the combined company’s time and cost of raising capital, offering stock under equity plans, and complying with securities laws. Further, such requirements will add burdensome restrictions on the resale of combined company shares by affiliates of Tectonic and any holders of “restricted” or “control” securities.

Future sales of shares by existing stockholders could cause the combined company’s stock price to decline.

If existing securityholders of AVROBIO and Tectonic sell, or indicate an intention to sell, substantial amounts of the combined company’s common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus lapse, the trading price of the common stock of the combined company could decline. Based on shares outstanding as of January 30, 2024, after giving effect to the estimated exchange ratio and the shares of Tectonic common stock to be issued in the private financings and shares expected to be issued upon completion of the merger and prior to giving effect to the anticipated AVROBIO reverse stock split, the combined company is expected to have outstanding a total of approximately 193,600,366 shares of common stock immediately following the completion of the merger. Of the shares of common stock, approximately 104,829,143 shares will be available for sale in the public market beginning 180 days after the closing as a result of the expiration of lock-up agreements between AVROBIO and Tectonic on the one hand and certain securityholders of AVROBIO and Tectonic on the other hand (and without giving effect to any restrictions on resale under securities laws). All other outstanding shares of common stock, other than shares held by affiliates of the combined company, shares of Tectonic common stock issued in the private financings, will be freely tradable, without restriction, in the public market (other than restrictions under applicable securities laws). In addition, shares of common stock that are subject to outstanding options of Tectonic will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these shares are sold, the trading price of the combined company’s common stock could decline.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined company, its business or its market, its stock price and trading volume could decline.

The trading market for the combined company’s common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect to not provide research coverage of the combined company’s common stock after the completion of the merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the combined company will not have any control over the analysts or the content and opinions included in their reports. The price of the combined company’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the combined company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.

The combined company will have broad discretion in the use of the cash and cash equivalents of the combined company and the proceeds from the private financings and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

The combined company will have broad discretion over the use of the cash and cash equivalents of the combined company and the proceeds from the private financings. You may not agree with the combined company’s decisions, and its use of the proceeds may not yield any return on your investment. The combined company’s failure to apply these resources effectively could compromise its ability to pursue its growth strategy and the combined company might not be able to yield a significant return, if any, on its investment of these net proceeds. You will not have the opportunity to influence its decisions on how to use the combined company’s cash resources.

The combined company may be subject to adverse legislative or regulatory tax changes that could negatively impact its financial condition.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect the combined company or its stockholders. The combined company will assess the impact of various tax reform proposals and modifications to existing tax treaties in all jurisdictions where the combined company has operations to determine the potential effect on its business and any assumptions the combined company will make about its future taxable income. It cannot predict whether any specific proposals will be enacted, the terms of any such proposals or what effect, if any, such proposals would have on its business if they were to be enacted. For example, the United States recently enacted the IRA, which implements, among other changes, a 1% excise tax on certain stock buybacks. In addition, beginning in 2022, the Tax Cuts and Jobs Act eliminates the currently available option to deduct research and development expenditures and requires taxpayers to amortize them generally over five or fifteen years (for research activities conducted in the United States or outside the United States, respectively). The U.S. Congress is considering legislation that would restore the current deductibility of research and development expenditures, however, there is no assurance that the provision will be repealed or otherwise modified. Such changes, among others, may adversely affect its effective tax rate, results of operation and general business condition.

The combined company’s ability to use net operating loss carryforwards and other tax attributes may be limited, including as a result of the merger.

Under current law, U.S. federal net operating loss carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such net operating loss carryforwards is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to federal law. In addition, under Sections 382 and 383 of the Code, U.S. federal net operating loss carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in ownership. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The combined company’s ability to utilize its net operating loss carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including, as discussed above, in connection with the merger or other transactions. Similar rules may apply under state tax laws. If the combined company earns taxable income, such limitations could result in increased future income tax liability to the combined company, and the combined company’s future cash flows could be adversely affected.

The combined company may be exposed to increased litigation, including stockholder litigation, which could have an adverse effect on the combined company’s business and operations.

The combined company may be exposed to increased litigation from stockholders, suppliers and other third parties due to the combination of AVROBIO’s business and Tectonic’s business following the merger. Such litigation may have an adverse impact on the combined company’s business and results of operations or may cause disruptions to the combined company’s operations. In addition, in the past, stockholders have initiated class action lawsuits against biotechnology companies following periods of volatility in the market prices of these companies’ common stock. Such litigation, if instituted against the combined company, could cause the combined company to incur substantial costs and divert management’s attention and resources, which could have a material adverse effect on the combined company’s business, financial condition and results of operations.

The combined company’s internal control over financial reporting may not meet the standards required by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, could have a material adverse effect on the combined company’s business and share price.

As a privately held company, Tectonic was not required to evaluate its internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404 of the Sarbanes-Oxley Act, or Section 404. Following the merger, the combined company’s management will be required to report on the effectiveness of the combined company’s internal control over financial reporting. The rules governing the standards that must be met for the combined company’s management to assess the combined company’s internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

Any failure to maintain effective internal control over financial reporting could severely inhibit the combined company’s ability to accurately report its financial condition, results of operations or cash flows. If the combined company is unable to conclude that its internal control over financial reporting is effective, or if the combined company’s independent registered public accounting firm determines the combined company has a material weakness or significant deficiency in the combined company’s internal control over financial reporting once that firm begins its reporting on internal control over financial reporting, investors may lose confidence in the accuracy and completeness of the combined company’s financial reports, the market price of the combined company’s common stock could decline, and the combined company could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in the combined company’s internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict the combined company’s future access to the capital markets.

Unfavorable global economic conditions could adversely affect the combined company’s business, financial condition, results of operations or cash flows.

The combined company’s results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn could result in a variety of risks to the combined company’s business, including, weakened demand for the combined company’s product candidates and the combined company’s ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain the combined company’s suppliers, possibly resulting in supply disruption, or cause the combined company’s customers to delay making payments for its services. Any of the foregoing could harm the combined company’s business and the combined company cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact its business.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains or incorporates statements that constitute forward-looking statements within the meaning of the federal securities laws in relation to AVROBIO, Tectonic, the merger and the other proposed transactions contemplated thereby. Any express or implied statements that do not relate to historical or current facts or matters are forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements include, but are not limited to, express or implied statements regarding AVROBIO’s or Tectonic’s expectations, hopes, beliefs, intentions or strategies regarding the future. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “contemplate,” “continue,” “could,” “designed to,” “endeavor,” “estimates,” “expects,” “forecasts,” “hypothesizes,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “target,” “will” or the negative of these terms or other comparable terminology, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting AVROBIO, Tectonic or the proposed transaction will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond AVROBIO’s or Tectonic’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. In addition to other factors and matters contained in or incorporated by reference in this document, AVROBIO and Tectonic believe the following factors could cause actual results to differ materially from those discussed in the forward-looking statements: the risk that the conditions to the closing of the transaction are not satisfied, including the failure to obtain stockholder approval for the transaction;

•	the risk that the conditions to the closing of the transaction are not satisfied, including the failure to obtain stockholder approval for the transaction;

•	the timing, receipt and terms and conditions of any required governmental or regulatory approvals of the merger that could cause the parties to abandon the merger;

•	AVROBIO’s and Tectonic’s ability to meet expectations regarding the timing and completion of the merger;

•	the risk that the private financings are not completed in a timely manner or at all;

•	uncertainties as to the timing and costs of the consummation of the transaction and the ability of each of AVROBIO and Tectonic to consummate the transaction, including the private financings;

•	risks related to AVROBIO’s continued listing on Nasdaq until closing of the proposed transaction;

•	expectations regarding the strategies, prospects, plans, expectations and objectives of management of AVROBIO or Tectonic for future operations of the combined company following the closing;

•

the ability of the combined company to recognize the benefits that may be derived from the merger, including the commercial or market opportunity of the product candidates of AVROBIO, Tectonic and the combined company;

•

risks related to AVROBIO’s and Tectonic’s ability to correctly estimate their respective operating expenses and expenses associated with the transaction, future revenue, capital requirements, needs for additional financing, uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources;

•	the accuracy of the parties’ estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	the risk that the combined company is able to continue as a going concern;

•	the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement;

•	the fact that under the terms of the Merger Agreement, AVROBIO is restrained from soliciting other acquisition proposals during the pendency of the merger, except in certain circumstances;

•

the effect of the announcement or pendency of the merger on AVROBIO’s or Tectonic’s business relationships, operating results and business generally, including disruption of AVROBIO’s and Tectonic’s management’s attention from ongoing business operations due to the merger and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction;

•	the risk that the Merger Agreement may be terminated in circumstances that require AVROBIO to pay a termination fee;

•

the outcome of any legal proceedings that may be instituted against AVROBIO, Tectonic or any of their respective directors or officers related to the Merger Agreement or the transactions contemplated thereby;

•	the ability of AVROBIO or Tectonic to protect their respective intellectual property rights;

•	the ability of Tectonic to maintain its rights derived from its license agreement with Harvard;

•	competitive responses to the merger;

•	legislative, regulatory, political and economic developments beyond the parties’ control;

•	the initiation, timing and success of clinical trials for AVROBIO’s and Tectonic’s product candidates;

•	success in retaining, or changes required in, AVROBIO’s and Tectonic’s officers, key employees or directors;

•	AVROBIO’s public securities’ potential liquidity and trading;

•	regulatory actions with respect to product candidates of the combined company or its competitors’ products and product candidates;

•

the ability of the combined company to manufacture its product candidates in conformity with the FDA’s requirements and to scale up manufacturing of its product candidates to commercial scale, if approved;

•	the reliance of the combined company on third-party contract development and manufacturer organizations to manufacture and supply product candidates;

•

the ability of the combined company to successfully commercialize product candidates including TX45, if approved, and the rate and degree of market acceptance of such product candidates and the favorability of pricing regulations, reimbursement practices from third-party payors or healthcare reform initiatives in the United States and abroad;

•	Tectonic’s ability to successfully identify and validate new product candidates;

•	the risk of lawsuits related to TX45 or any of Tectonic’s potential future product candidates;

•

the risk that Tectonic, or its CROs, CMOs, service providers, current and potential future partners or other third parties upon which it relies, could experience a security incident, system disruption or failure, data loss, cyberattack, or similar event that could compromise the confidentiality, integrity and availability of systems and data;

•	the sufficiency of Tectonic’s internal controls and procedures and its ability to remediate any material weaknesses;

•	developments and projections relating to the combined company’s competitors or industry; and

•

regulatory, political, environmental and public health developments in the United States and foreign countries, including but not limited to political unrest or unstable economic conditions in China, the Russia-Ukraine and Israel-Hamas conflicts and associated sanctions.

Should one or more of these risks or uncertainties materialize, or should any of AVROBIO’s or Tectonic’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. There may be additional risks that AVROBIO considers immaterial or which are unknown. You are urged to carefully review the disclosures AVROBIO and Tectonic make concerning these risks and other factors that may affect AVROBIO’s and Tectonic’s business and operating results under the section titled “Risk Factors” beginning on page 36 of this proxy statement/prospectus. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by AVROBIO and incorporated by reference herein. Please see the section titled “Where You Can Find More Information” beginning on page 476 of this proxy statement/prospectus. There can be no assurance that the merger will be completed, or if it is completed, that it will be completed within the anticipated time period or that the expected benefits of the merger will be realized.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of AVROBIO, Tectonic or the combined company could differ materially from the forward-looking statements. Any public statements or disclosures by AVROBIO and Tectonic following this proxy statement/prospectus that modify or impact any of the forward-looking statements contained in this proxy statement/prospectus will be deemed to modify or supersede such statements in this proxy statement/prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document and are qualified in their entirety by reference to the cautionary statements herein. AVROBIO and Tectonic do not intend, and undertake no obligation, to update any forward-looking information to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, unless required by law to do so.

THE SPECIAL MEETING OF AVROBIO STOCKHOLDERS

Date, Time and Place

The special meeting will be held on June 11, 2024, commencing at 9:00 a.m. Eastern Time, unless postponed or adjourned to a later date. The special meeting will be held entirely online. AVROBIO is sending this proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by the AVROBIO Board for use at the special meeting and any adjournments or postponements thereof. This proxy statement/prospectus is first being furnished to AVROBIO stockholders on or about May  3, 2024.

Purposes of the Special Meeting

The purposes of the special meeting are:

1.

To approve (i) the issuance of shares of common stock of AVROBIO, which will represent more than 20% of the shares of AVROBIO common stock outstanding immediately prior to such transaction, to Tectonic stockholders, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and (ii) the change of control of AVROBIO resulting from such transactions, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b);

2.

To approve an amendment to AVROBIO’s charter to effect a reverse stock split of AVROBIO’s issued and outstanding common stock at a ratio in the range between 1:3 to 1:30, inclusive, with the final ratio and effectiveness of such amendment and the abandonment of such amendment to be mutually agreed by the AVROBIO Board and the Tectonic Board prior to the effective time or, if the Nasdaq Stock Issuance Proposal is not approved by AVROBIO stockholders, determined solely by the AVROBIO Board, in the form attached as Annex G to this proxy statement/prospectus;

3.	To approve an amendment to AVROBIO’s charter to provide for the exculpation of officers, in the form attached as Annex H to this proxy statement/prospectus;

4.	To approve the 2024 Plan in the form attached as Annex I to this proxy statement/prospectus;

5.	To approve the 2024 ESPP in the form attached as Annex J to this proxy statement/prospectus;

6.

To approve, on a non-binding advisory vote basis, compensation that will or may become payable by AVROBIO to its named executive officers in connection with the merger, each as described in this proxy statement/prospectus;

7.

To approve an adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal and/or the Reverse Stock Split Proposal; and

8.	To transact such other business as may properly come before the stockholders at the special meeting or any adjournment or postponement thereof.

Each of Proposal Nos. 1 and 2 is a condition to completion of the merger. The issuance of AVROBIO common stock in connection with the merger and the change of control resulting from the merger, or Proposal No. 1, will not take place unless Proposal No. 1 is approved by AVROBIO stockholders and the merger is consummated. The amendment to the AVROBIO’s charter to effect a reverse stock split of AVROBIO’s issued and outstanding common stock, or Proposal No. 2, will not take place unless Proposal No. 2 is approved by the requisite AVROBIO stockholders.

Recommendation of the AVROBIO Board

•	The AVROBIO Board has determined and believes that the issuance of shares of AVROBIO common stock pursuant to the Merger Agreement is fair to, in the best interests of, and advisable to, AVROBIO and its stockholders and has approved such proposal. The AVROBIO Board unanimously recommends that AVROBIO stockholders vote “FOR” the Nasdaq Stock Issuance Proposal as described on page 307 of this proxy statement/prospectus.

•

The AVROBIO Board has determined and believes that it is fair to, in the best interests of, and advisable to, AVROBIO and its stockholders to approve the amendment to AVROBIO’s charter to effect the reverse stock split, as described in this proxy statement/prospectus. The AVROBIO Board unanimously recommends that AVROBIO stockholders vote “FOR” the Reverse Stock Split Proposal as described on page 309 of this proxy statement/prospectus.

•

The AVROBIO Board has determined and believes that it is advisable to, and in the best interests of, AVROBIO and its stockholders to approve the amendment to AVROBIO’s charter to provide for the exculpation of officers, as described on page 316 of this proxy statement/prospectus. The AVROBIO Board unanimously recommends that AVROBIO stockholders vote “FOR” the Officer Exculpation Proposal as described on page 316 of this proxy statement/prospectus.

•

The AVROBIO Board has determined and declared that it is advisable and in the best interests of AVROBIO and its stockholders to approve the 2024 Plan, as described on page 318 of this proxy statement/prospectus. The AVROBIO Board unanimously recommends that AVROBIO stockholders vote “FOR” the Incentive Plan Proposal as described on page 318 of this proxy statement/prospectus.

•

The AVROBIO Board has determined and declared that it is advisable and in the best interests of AVROBIO and its stockholders to approve the 2024 ESPP, as described on page 328 of this proxy statement/prospectus. The AVROBIO Board unanimously recommends that AVROBIO stockholders vote “FOR” the ESPP Proposal as described on page 328 of this proxy statement/prospectus.

•

The AVROBIO Board has determined and believes that the compensation that will or may become payable to the named executive officers of AVROBIO in connection with the merger is fair to, in the best interests of, and advisable to, AVROBIO and its stockholders and has approved such proposal. The AVROBIO Board unanimously recommends that AVROBIO stockholders vote “FOR” the Executive Compensation Arrangements Proposal as described on page 332 of this proxy statement/prospectus.

•

The AVROBIO Board has determined and believes that adjourning the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal and/or the Reverse Stock Split Proposal is fair to, in the best interests of, and advisable to, AVROBIO and its stockholders and has approved and adopted the proposal. The AVROBIO Board unanimously recommends that AVROBIO stockholders vote “FOR” the Adjournment Proposal, if necessary, as described on page 333 of this proxy statement/prospectus.

Record Date and Voting Power

Only holders of record of AVROBIO common stock at the close of business on the record date of April 29, 2024, are entitled to notice of, and to vote at, the special meeting. At the close of business on the record date, there were four registered holders of record of AVROBIO common stock and there were 44,887,995 shares of AVROBIO common stock issued and outstanding. Each share of AVROBIO common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus is solicited on behalf of the AVROBIO Board for use at the special meeting.

If, as of the record date referred to above, your shares were registered directly in your name with the transfer agent for AVROBIO common stock, Computershare Trust Company, N.A., then you are a stockholder of record.

Whether or not you plan to attend the special meeting online, AVROBIO urges you to fill out and return the proxy card or vote by proxy over the telephone or on the internet as instructed below to ensure your vote is counted.

The procedures for voting are as follows:

AVROBIO Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote at the special meeting. Alternatively, you may vote by proxy by using the accompanying proxy card, over the internet or by telephone. Whether or not you plan to attend the special meeting, AVROBIO encourages you to vote by proxy to ensure your vote is counted. Even if you have submitted a proxy before the special meeting, you may still attend the special meeting and vote. In such case, your previously submitted proxy will be disregarded.

•	To vote at the special meeting, attend the special meeting online and follow the instructions posted at www.proxydocs.com/AVRO.

•

To vote using the proxy card, simply complete, sign and date the accompanying proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the special meeting, the designated proxies will vote your shares in accordance with the proxy card.

•	To vote by proxy over the internet, follow the instructions provided on the proxy card.

•	To vote by telephone, you may vote by proxy by calling the toll free number found on the proxy card.

AVROBIO Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a voting instruction card and voting instructions with these proxy materials from that organization rather than from AVROBIO. Simply complete and mail the voting instruction card to ensure that your vote is counted. To vote at the special meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a proxy form.

AVROBIO provides internet proxy voting to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies.

If you hold shares beneficially in street name and do not provide your broker or other agent with voting instructions, your shares may constitute “broker non-votes.” A “broker non-vote” occurs when shares held by a broker that are represented at the meeting are not voted with respect to a particular proposal because the broker has not received voting instructions from its client(s) with respect to such shares on how to vote and does not have or did not exercise discretionary authority to vote on the matter. Broker non-votes, if any, will not be treated as shares that are present at the special meeting for purposes of determining whether a quorum exists and will not have any effect for the purpose of voting on Proposal Nos. 1, 2, 4, 5, 6 and 7. Broker non-votes, if any, will have the same effect as “AGAINST” votes for Proposal No. 3 (Officer Exculpation Proposal). If a AVROBIO stockholder does not return voting instructions to their broker on how to vote their shares of AVROBIO common stock, such broker may be prevented from voting, or may otherwise choose not to vote, such shares held by such broker, resulting in broker non-votes with respect to such shares. To make sure that your vote is counted, you should instruct your broker to vote your shares of AVROBIO common stock, following the procedures provided by your broker.

All properly executed proxies that are not revoked will be voted at the special meeting and at any adjournments or postponements of the special meeting in accordance with the instructions contained in the proxy.

If a holder of AVROBIO common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” all of the proposals in accordance with the recommendation of the AVROBIO Board.

If you are a stockholder of record of AVROBIO and you have not executed a support agreement, you may change your vote at any time before your proxy is voted at the special meeting in any one of the following ways:

•	You may submit another properly completed proxy with a later date by mail or via the internet.

•	You can provide your proxy instructions via telephone at a later date.

•	You may send a written notice that you are revoking your proxy over the internet, following the instructions provided on the Notice of Internet Availability.

•

You may attend the special meeting online and vote during the meeting by following the instructions at www.proxydocs.com/AVRO. Simply attending the special meeting will not, by itself, revoke your proxy and/or change your vote.

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them.

Required Vote

The presence at the special meeting of the holders of a majority of the shares of AVROBIO common stock outstanding and entitled to vote at the special meeting is necessary to constitute a quorum at the meeting. The affirmative vote of a majority of the votes properly cast for and against a matter by the holders of AVROBIO common stock, assuming a quorum is present, is required for approval of Proposal Nos. 1, 2, 4, 5, 6 and 7. The affirmative vote of a majority of the outstanding shares of AVROBIO common stock entitled to vote at the special meeting is required for approval of Proposal No. 3. Each of Proposal Nos. 1 and 2 is a condition to completion of the merger. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1 and 2. The issuance of AVROBIO common stock in connection with the merger and the change of control of AVROBIO resulting from the merger, or Proposal No. 1, will not take place unless Proposal Nos. 1 and 2 are approved by AVROBIO stockholders and the reverse stock split is effected and the merger is consummated. The amendment to AVROBIO’s charter to effect a reverse stock split of AVROBIO’s issued and outstanding common stock, or Proposal No. 2, will not take place unless Proposal No. 2 is approved by the requisite AVROBIO stockholders. AVROBIO may still elect to proceed with the reverse stock split if Proposal No. 2 is approved by AVROBIO stockholders even if Proposal No. 1 is not approved, or even if approved, the merger is not consummated.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Broker non-votes, if any, will not be treated as shares that are present at the special meeting for purposes of determining whether a quorum exists and will not have any effect for the purpose of voting on Proposal Nos. 1, 2, 4, 5, 6 and 7. Broker non-votes, if any, will have the same effect as “AGAINST” votes for Proposal No. 3 (Officer Exculpation Proposal).

As of March 15, 2024, the directors and executive officers of AVROBIO owned or controlled 6.40% of the outstanding shares of AVROBIO common stock entitled to vote at the special meeting. As of January 30, 2024, the AVROBIO stockholders that are party to a support agreement, including certain directors and executive officers of AVROBIO, owned an aggregate number of shares of AVROBIO common stock representing approximately 10.8% of the outstanding shares of AVROBIO common stock. Each stockholder that entered into a support agreement, including certain directors and executive officers of AVROBIO, has agreed to vote all shares of AVROBIO common stock owned by him or her as of the record date in favor of the adoption of the Merger Agreement and the approval of the merger and related transactions contemplated by the Merger Agreement and against any competing “Acquisition Proposal” (as defined below).

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of AVROBIO may solicit proxies from AVROBIO stockholders by personal interview, telephone, email, fax or otherwise. AVROBIO and Tectonic will share equally the costs of printing and filing this proxy statement/prospectus and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of AVROBIO common stock for the forwarding of solicitation materials to the beneficial owners of AVROBIO common stock. AVROBIO will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out of pocket expenses they incur in connection with the forwarding of solicitation materials. AVROBIO has retained Innisfree M&A Incorporated to assist it in soliciting proxies using the means referred to above. AVROBIO will pay the fees of the proxy solicitor, which AVROBIO expects to be up to $50,000, plus reimbursement of out-of-pocket expenses.

Other Matters

As of the date of this proxy statement/prospectus, the AVROBIO Board does not know of any business to be presented at the special meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

This section and the section titled “The Merger Agreement” describe the material aspects of the merger and the Merger Agreement. While AVROBIO and Tectonic believe that this description covers the material terms of the merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus for a more complete understanding of the merger and the Merger Agreement and the other documents to which you are referred in this proxy statement/prospectus. Please see the section titled “Where You Can Find More Information.”

Background of the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation of or among members of the AVROBIO Board (or, solely for purposes of this section, the “Board”), the Transaction Committee, AVROBIO’s representatives and advisors, Tectonic, Tectonic’s representatives and advisors, and other parties.

The AVROBIO Board, together with AVROBIO’s senior management and with the assistance of AVROBIO’s advisors, regularly review and discuss AVROBIO’s near and long-term operating and strategic priorities. Among other things, these reviews and discussions focus on the opportunities and risks associated with AVROBIO’s operations, financial performance and planning, competitive position, strategic relationships and potential long-term strategic options. The AVROBIO Board, together with AVROBIO’s senior management, regularly reviews potential strategic alternatives and opportunities to enhance stockholder value.

At a meeting of the AVROBIO Board held on June 8, 2022, the AVROBIO Board established the Transaction Committee of the AVROBIO Board, comprised of Bruce Booth, Ian Clark, Phillip Donenberg, and Gail Farfel (with Philip Vickers appointed in July 2023 as an additional member of the Transaction Committee), in order to assist the AVROBIO Board (and not because of any actual or perceived conflicts of interests) as needed, in exploring, considering, reviewing, evaluating and negotiating strategic alternatives to enhance AVROBIO’s value to its stockholders. The members of the Transaction Committee were all deemed to be independent of AVROBIO’s management. As part of the efforts to identify and consider potential strategic alternatives, in October 2022, as authorized by the AVROBIO Board and the AVROBIO Transaction Committee, representatives of Cowen and Company, LLC (“TD Cowen”) and Wells Fargo Securities, LLC, acting as co-financial advisors to AVROBIO, contacted approximately 40 counterparties regarding their interest in a potential strategic transaction with AVROBIO. Of these, 14 indicated preliminary interest in considering discussions with AVROBIO. By December 2022, two of these parties, both strategic companies (“Party A” and “Party B”), remained interested in a strategic transaction and engaged in due diligence. During this period, members of AVROBIO management also engaged in discussions with other potential counterparties based in Asia, primarily in Japan, to evaluate partnership opportunities with respect to AVROBIO’s pipeline therapeutic assets, although these discussions did not result in partnership arrangements. In addition, during this period, AVROBIO, with the assistance of TD Cowen, explored interest in a private investment in public equity (PIPE) financing of AVROBIO and approached 37 potential investors in this effort, but was ultimately unable to generate sufficient investor interest.

In December 2022, Party A submitted written indications of interest to AVROBIO contemplating a whole-company acquisition of AVROBIO by Party A.

On December 21, 2022, Party B expressed that they would require significant additional time for due diligence before they would be in a position to submit any indication of interest in a strategic transaction, including as to price.

Between December 23, 2022 and December 28, 2022, AVROBIO and its representatives continued to engage with Party A. On December 28, 2022, in accordance with the direction of the AVROBIO Board and

Transaction Committee and in light of the feedback described above from Party B, AVROBIO and Party A entered into a term sheet which provided for a binding period of exclusivity that would expire as of February 10, 2023, and AVROBIO communicated to Party B that AVROBIO would not be able to proceed with Party B toward a strategic transaction at this time.

Between December 28, 2022 and February 3, 2023, AVROBIO and Party A exchanged drafts of and negotiated a merger agreement, engaged in extensive due diligence and continued to advance towards a potential whole-company acquisition of AVROBIO by Party A.

However, on February 3, 2023, Party A informed AVROBIO that it was no longer interested in pursuing the potential transaction on account of Party A’s inability to secure internal approvals for the transaction, and thus Party A was terminating discussions with AVROBIO with respect to a potential whole-company acquisition.

Following this development, at the direction of the AVROBIO Board and Transaction Committee, AVROBIO management and its advisors again contacted several strategic companies, including Party B, to gauge their interest in evaluating a strategic transaction. Each of these parties affirmatively declined to re-engage in an evaluation of a strategic transaction with AVROBIO.

On February 23, 2023, AVROBIO received a non-binding proposal from Novartis International AG (“Novartis”) proposing to acquire AVROBIO’s cystinosis business. Between February 23, 2023 and May 19, 2023, AVROBIO and Novartis engaged in discussions regarding such a transaction and negotiated and exchanged drafts of an asset purchase agreement and related ancillary documents. On May 19, 2023, AVROBIO and Novartis executed and publicly announced the asset purchase agreement providing for the sale to Novartis of AVROBIO’s cystinosis business for $87.5 million in cash (the “Cystinosis Sale”). The Cystinosis Sale was subsequently completed on June 9, 2023 following the satisfaction of all closing conditions under the asset purchase agreement. Pursuant to the terms of the transaction, AVROBIO additionally exclusively licensed to Novartis certain other assets, know-how and other intellectual property related to AVROBIO’s gene therapy platform for use in cystinosis, and to support the transition of the program, AVROBIO continued to provide certain transition, knowledge transfer and other related services to Novartis.

In May 2023, AVROBIO and its advisors again explored interest in one or more capital-raising transactions to further support the continued development of AVROBIO’s Gaucher disease type 1 and type 3, Hunter syndrome and Pompe disease programs. AVROBIO, with the assistance of TD Cowen, approached 28 investors in this effort, but was again unable to generate sufficient investor interest.

Following the completion of the Cystinosis Sale on June 9, 2023, AVROBIO and its advisors continued to explore potential opportunities to engage in a strategic transaction. In accordance with the direction of the AVROBIO Board, TD Cowen contacted eight parties (Party B, Party C, Party D, Party E, Party F, Party G, Party H and Party I) to gauge their interest in a whole-company acquisition of AVROBIO or a “merger of equals” transaction with AVROBIO. Each of these parties affirmatively declined to pursue discussions regarding a strategic transaction with AVROBIO.

On July 6, 2023, the AVROBIO Board held a meeting, at which members of AVROBIO management and representatives of Goodwin LLP (“Goodwin”) and TD Cowen were present. Representatives of Goodwin presented on fiduciary, strategic and other considerations pertaining to an exploration of strategic alternatives for AVROBIO. TD Cowen provided the Board with a comprehensive update on AVROBIO’s strategic alternatives process, noting that since the fourth quarter of 2022, AVROBIO, with the assistance of TD Cowen, had engaged with more than 40 strategic parties regarding various potential strategic transactions, attempted two capital-raising financings, both of which were unable to generate sufficient investor interest, engaged with certain counterparties on potential partnership opportunities, including in Japan, and completed the Cystinosis Sale to Novartis.

At the meeting, the AVROBIO Board also engaged in an extensive discussion about the state and prospects of AVROBIO’s ongoing programs, the ongoing knowledge and technology transfer to Novartis relating to the Cystinosis Sale and AVROBIO’s cash position and runway. The Board noted the relative absence of meaningful, near-term regulatory and clinical inflection points for AVROBIO’s ongoing programs. The Board also noted that, despite AVROBIO’s relatively strong cash position from the one-time proceeds generated by the Cystinosis Sale, AVROBIO had been unable to generate sufficient investor interest despite two separate capital-raising attempts, which further exacerbated the lack of opportunities to achieve meaningful near-term regulatory and clinical inflection points for AVROBIO’s ongoing programs. The Board also discussed and determined, in light of these considerations, that a liquidation or dissolution of AVROBIO at this time would not be feasible or advisable given, among other reasons, AVROBIO’s continuing contractual obligations that extend through June 2024 and continuing regulatory, clinical and contractual obligations under existing clinical trial programs for AVROBIO’s Gaucher and Fabry programs. In light of these considerations and developments in recent months, the Board discussed the prospects of pursuing a “reverse merger” transaction, which is a transaction in which a wholly owned subsidiary of AVROBIO would merge with and into a privately held company with AVROBIO surviving as the parent company and the privately held company continuing as a wholly owned subsidiary of AVROBIO and with consideration in the form of AVROBIO’s publicly listed stock issuable to the privately held company’s stockholders. The Board expressed interest in a reverse merger in light of AVROBIO’s cash position, AVROBIO’s inability to generate meaningful investor interest to raise additional capital, AVROBIO’s status as a public company, similar transactions recently completed with attractive merger partners and the potential halting of further development of AVROBIO’s programs in order to, among other reasons, conserve AVROBIO’s cash position. Further, the Board discussed that a reverse merger could provide AVROBIO stockholders with a meaningful stake in a combined entity possessing both promising clinical prospects and the means to pursue them, and provide an opportunity for long-term value creation for AVROBIO stockholders. The AVROBIO Board and AVROBIO management identified certain criteria (and such criteria continued to be discussed, expanded and/or refined at subsequent meetings of the Board and Transaction Committee, including at the Transaction Committee’s meeting of July 28, 2023 described below) that they considered important in reviewing potential partner companies in a reverse merger transaction. Following discussion, the Board authorized AVROBIO management and the Transaction Committee to continue to explore the availability of one or more strategic transactions involving AVROBIO and/or any of its businesses or assets, including a merger, reverse merger, stock sale, asset sale, partnership, collaboration, license or similar strategic transaction (a “strategic transaction”), and to publicly announce such exploration of strategic alternatives and that AVROBIO was halting further development of its programs. Finally, the Board authorized AVROBIO to engage TD Cowen as AVROBIO’s financial advisor and/or placement agent for a strategic transaction, noting, among other things, TD Cowen’s qualifications, extensive experience and reputation, knowledge of and involvement in recent transactions in AVROBIO’s industry, and knowledge of AVROBIO’s business given its historical representation of AVROBIO.

On July 12, 2023, in accordance with the direction of the AVROBIO Board, AVROBIO publicly announced that it had determined to halt further development of its programs and to explore strategic alternatives, which may include, without limitation, an acquisition, merger, business combination or other strategic transaction.

From and after the AVROBIO Board meeting of July 6, 2023 and the announcement of the exploration of strategic alternatives on July 12, 2023, members of AVROBIO management, with the assistance of TD Cowen, continued to engage with a large number of counterparties in connection with AVROBIO’s strategic alternatives process. On July 18, 2023, in accordance with the direction of the AVROBIO Board, TD Cowen began to distribute process letters on behalf of AVROBIO to a total of 85 parties, which invited such parties to submit preliminary proposals for a strategic transaction, consisting either of a stock-based “reverse merger” or “merger of equals” transaction or a cash-based transaction, by August 3, 2023. These counterparties were primarily selected as privately-held companies that were identified by AVROBIO and TD Cowen, or had approached AVROBIO or TD Cowen, based on such counterparties’ desire to obtain financing and/or interest in becoming a public company with access to the public capital markets, as well as such parties’ reasonable potential ability to satisfy at least a meaningful portion of the Criteria (as defined below), subject to customary due diligence by AVROBIO.

On July 28, 2023, the Transaction Committee held a meeting, at which members of AVROBIO management and representatives of Goodwin and TD Cowen were present. The Transaction Committee continued to discuss the criteria for reviewing potential partner companies in a reverse merger transaction. Across the AVROBIO Board’s meeting of July 6, 2023 and the Transaction Committee’s meeting of July 28, 2023, AVROBIO’s directors had articulated and/or consulted a number of criteria that they considered important in reviewing potential counterparties in a reverse merger transaction, including, but not limited to, (i) the strength of the counterparty’s scientific and clinical value propositions and business proposals, (ii) the quality and strength of the scientific and industry reputation of the counterparty’s management team, board of directors and advisors, (iii) the timing and likelihood of meaningful clinical and regulatory inflection points for the counterparty, (iv) the counterparty’s potential therapeutic complementarity with AVROBIO’s research and development capabilities and existing product candidates, (v) the counterparty’s degree of readiness to become a publicly listed company, (vi) the degree of perceived risk associated with the counterparty’s business and product candidates, (vii) the quality of the counterparty’s investor syndicate, (viii) the valuation expectations of the counterparty and the related implied economic split between AVROBIO, the counterparty and any contemplated private placement investors, (ix) the potential for differentiated products addressing meaningful unmet needs, (x) additional financing needs to further the counterparty’s pipeline and prospects for raising such additional capital, and (xi) additional investment the counterparty may be able to deliver to the transaction in order to extend the counterparty’s cash runway (collectively, the “Criteria”). While the Criteria continued to be discussed, expanded and/or refined over time in the directors’ exercise of their business judgment (for example, as a result of the ultimate failure of the process with Party O as described below, directors determined to give enhanced priority to deal certainty and private placement financing certainty, as described below), substantially all of the Criteria had been materially considered by the conclusion of the Transaction Committee’s meeting of July 28, 2023.

By August 4, 2023, 28 indications of interest had been received, the vast majority of which were from privately held companies contemplating a potential reverse merger with AVROBIO, as more fully detailed below:

1.

On July 25, 2023, Party J, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $141 million, a valuation for the counterparty of $650 million, and potential concurrent private placement investments of $100 million.

2.

On July 28, 2023, Party K, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $70 million, a valuation for the counterparty of $105 million, and potential concurrent private placement investments of $40 million.

3.

On August 1, 2023, Party L, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $55 million, a valuation for the counterparty of $150 million, and potential concurrent private placement investments of $50 million.

4.

On August 1, 2023, Party M, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $65 million, a valuation for the counterparty of $218 million, and potential concurrent private placement investments of $50 million.

5.

On August 1, 2023, Party N, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $60 million and a valuation for the counterparty of $240 million, and did not specifically contemplate a potential concurrent private placement investment.

6.

On August 1, 2023, Party O, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $65 million, a valuation for the counterparty of $275 million, and potential concurrent private placement investments of $100 million.

7.

On August 2, 2023, Party P, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $58 million, a valuation for the counterparty of $270 million, and potential concurrent private placement investments of $115 million.

8.

On August 2, 2023, Party Q, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $66 million, a valuation for the counterparty of $74 million, and potential concurrent private placement investments of $26 million.

9.

On August 3, 2023, Party R, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $60 million, a valuation for the counterparty of $225 million, and potential concurrent private placement investments of $40 million.

10.

On August 3, 2023, Party S, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $75 million and a valuation for the counterparty of $100 million, and did not specifically contemplate a potential concurrent private placement investment.

11.

On August 3, 2023, Party T, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $55 million, a valuation for the counterparty of $180 million, and potential concurrent private placement investments of $80 million.

12.

On August 3, 2023, Party U, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $105 million, a valuation for the counterparty of $500 million, and potential concurrent private placement investments of $100 million.

13.

On August 3, 2023, Party V, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $55 million, a valuation for the counterparty of $200 million, and potential concurrent private placement investments of $60 million.

14.

On August 3, 2023, Party W, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $75 million, a valuation for the counterparty of $165 million, and potential concurrent private placement investments of $10 million.

15.

On August 3, 2023, Party X, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $50 million, a valuation for the counterparty of $265 million, and potential concurrent private placement investments of $30 million.

16.

On August 3, 2023, Party Y, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $65 million, a valuation for the counterparty of $150 million, and potential concurrent private placement investments of $50 million.

17.

On August 3, 2023, Party Z, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $60 million, a valuation for the counterparty of $295 million, and potential concurrent private placement investments of $100 million.

18.

On August 3, 2023, Party AA, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $65 million, a valuation for the counterparty of $125 million, and potential concurrent private placement investments of $70 million.

19.

On August 3, 2023, Party BB, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $65 million, a valuation for the counterparty of $95 million, and potential concurrent private placement investments of $60 million.

20.

On August 3, 2023, Party CC, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $65 million, a valuation for the counterparty of $250 million, and potential concurrent private placement investments of $75 million.

21.

On August 3, 2023, Party DD, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $65 million, a valuation for the counterparty of $140 million, and potential concurrent private placement investments of $10 million.

22.

On August 3, 2023, Party EE, a publicly listed company, submitted an indication of interest to AVROBIO proposing an asset sale by Party EE to AVROBIO in exchange for stock consideration of AVROBIO plus future tiered royalties on net sales.

23.

On August 3, 2023, Party FF, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $50 million and a valuation for the counterparty of $285 million, and did not specifically contemplate a potential concurrent private placement investment.

24.

On August 3, 2023, Party GG, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $53 million, a valuation for the counterparty of $90 million, and potential concurrent private placement investments of $30 million.

25.

On August 3, 2023, Party HH, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $60 million, a valuation for the counterparty of $84 million, and potential concurrent private placement investments of $80 million.

26.

On August 4, 2023, Party II, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $65 million, a valuation for the counterparty of $85 million, and potential concurrent private placement investments of $5 million.

27.

On August 4, 2023, Party JJ, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $75 million to $90 million, a valuation for the counterparty of $150 million to $225 million, and potential concurrent private placement investments of $50 million to $100 million.

28.

On August 4, 2023, Party KK, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $58 million and a valuation for the counterparty of $60 million, and did not specifically contemplate a potential concurrent private placement investment.

Between August 12, 2023 and August 31, 2023, eight additional parties submitted indications of interest to AVROBIO, as follows:

29.

On August 12, 2023, Party LL, a publicly listed company, submitted an indication of interest to AVROBIO proposing an all-stock acquisition of AVROBIO by Party LL, which contemplated a valuation for AVROBIO of $56 million and a valuation for the counterparty of $312 million, and did not specifically contemplate a potential concurrent private placement investment.

30.

On August 12, 2023, Party MM, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $60 million, a valuation for the counterparty of $257 million, and potential concurrent private placement investments of $100 million.

31.

On August 14, 2023, Party TT, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $82 million and a valuation for the counterparty of $100 million, and did not specifically contemplate a potential concurrent private placement investment.

32.

On August 17, 2023, Party NN, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $65 million and a valuation for the counterparty of $225 million, and did not specifically contemplate a potential concurrent private placement investment.

33.

On August 25, 2023, Party OO, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $65 million and a valuation for the counterparty of $40 million, and did not specifically contemplate a potential concurrent private placement investment.

34.

On August 29, 2023, Party PP, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $50 million and a valuation for the counterparty of $40 million, and did not specifically contemplate a potential concurrent private placement investment.

35.

On August 30, 2023, Parry QQ, a privately held company, submitted an indication of interest to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $50 million and a valuation for the counterparty of $90 million, and did not specifically contemplate a potential concurrent private placement investment.

36.

On August 31, 2023, Party RR, a privately held company, submitted a verbal proposal to AVROBIO proposing a reverse merger transaction, which contemplated a valuation for AVROBIO of $55 million, a valuation for the counterparty of $99 million, and potential concurrent private placement investments of $15 million.

Throughout the period after AVROBIO’s public announcement of the exploration of strategic alternatives on July 12, 2023 and the commencement of the distribution of process letters on July 18, 2023, members of AVROBIO management engaged in various management presentations and other due diligence activities with counterparties, certain sessions of which were attended by members of the Transaction Committee and representatives of TD Cowen, and the AVROBIO Transaction Committee met on multiple occasions, together with representatives of Goodwin and TD Cowen, to review and discuss the indications of interest, impressions of the quality and actionability of the companies as reverse merger counterparties against the Criteria and based on the management meetings and other due diligence activities, and to select counterparties with sufficiently compelling proposals to proceed to subsequent phases of due diligence and engagement. AVROBIO also entered into additional mutual confidentiality agreements with certain counterparties before advancing them to subsequent phases of due diligence, as follows:

(a)	On July 24, 2023, AVROBIO and Party DD entered into a mutual confidentiality agreement, which did not include a “standstill” provision.

(b)	On July 27, 2023, AVROBIO and Party W entered into a mutual confidentiality agreement, which did not include a “standstill” provision.

(c)	On July 28, 2023, AVROBIO and Party SS entered into a mutual confidentiality agreement, which did not include a “standstill” provision.

(d)	On August 3, 2023, AVROBIO and Party S entered into a mutual confidentiality agreement, which did not include a “standstill” provision.

(e)	On August 3, 2023, AVROBIO and Party U entered into a mutual confidentiality agreement, which did not include a “standstill” provision.

(f)	On August 3, 2023, AVROBIO and Party BB entered into a mutual confidentiality agreement, which did not include a “standstill” provision.

(g)	On August 4, 2023, AVROBIO and Party II entered into a mutual confidentiality agreement, which did not include a “standstill” provision.

(h)	On August 4, 2023, AVROBIO and Party JJ entered into a mutual confidentiality agreement, which did not include a “standstill” provision.

(i)	On August 9, 2023, AVROBIO and Party LL entered into a mutual confidentiality agreement, which did not include a “standstill” provision.

(j)

On August 11, 2023, AVROBIO and Party TT entered into a mutual confidentiality agreement, which included a customary “standstill” provision binding on the counterparty which was subject to customary fallaway provisions.

(k)

On August 14, 2023, AVROBIO and Party M entered into a mutual confidentiality agreement, which included a customary “standstill” provision binding on the counterparty which was subject to customary fallaway provisions.

(l)

On August 16, 2023, AVROBIO and Party MM entered into a mutual confidentiality agreement, which included a customary “standstill” provision binding on the counterparty which was subject to customary fallaway provisions.

During this process, the Transaction Committee initially found the prospects of a reverse merger with Party J, Party M, Party O, Party Y, Party Z, Party CC or Party MM particularly compelling in relation to one or more of the Criteria, and members of AVROBIO management engaged in more extensive due diligence and management meetings with representatives of these parties, certain sessions of which were attended by members of the Transaction Committee and representatives of TD Cowen. The Transaction Committee subsequently determined to proceed to a term sheet with Party O given Party O’s relative strengths in relation to the Criteria, including, but not limited to, the strength of Party O’s scientific and clinical value propositions and business proposals, particularly in therapeutic areas that the Transaction Committee perceived were compelling, the quality of Party O’s investor syndicate, and Party O’s representation that its cash runway on a pro forma basis would be expected to extend into 2026.

On September 7, 2023, AVROBIO and Party O entered into a term sheet for a potential reverse merger transaction (the “Party O Term Sheet”), which, among other things, provided for a binding period of exclusivity that could be terminated by either party at its election, but not earlier than October 7, 2023. Following negotiations, the Party O Term Sheet contemplated a valuation for AVROBIO of $65 million (including $50 million of net cash at closing), a valuation for Party O of $231 million, and a potential concurrent PIPE investment of at least $100 million. For purposes of the negotiation and pendency of AVROBIO’s potential strategic transaction with Party O, a member of the AVROBIO Board was recused from all such discussions given that investors affiliated with such director were investors in both AVROBIO and Party O.

From and after the execution of the Party O Term Sheet on September 7, 2023, representatives of Goodwin and outside counsel for Party O negotiated a potential merger agreement and other ancillary agreements for the contemplated reverse merger transaction, and representatives of Party O and its financial advisor and placement agents, in collaboration with members of AVROBIO management and representatives of TD Cowen, marketed and worked to secure the PIPE investment.

On September 26, 2023, the AVROBIO Board held a meeting, at which members of AVROBIO management and representatives of Goodwin and TD Cowen were present. Among other things, members of AVROBIO management provided the Board with a preliminary analysis prepared by AVROBIO management regarding a potential liquidation of AVROBIO as compared to a reverse merger transaction. Following this discussion, the Board instructed AVROBIO management and its advisors to continue with the reverse merger process.

Beginning in early October 2023, and exacerbated by global events and macroeconomic conditions that transpired through that month, Party O began to experience significant difficulties securing PIPE commitments for the transaction. On October 7, 2023, AVROBIO’s exclusivity period with Party O expired, but in accordance with the AVROBIO Transaction Committee’s direction, representatives of TD Cowen communicated to representatives of Party O that the Transaction Committee had approved providing Party O with additional time to secure the PIPE commitments. On October 13, 2023, at the direction of the AVROBIO Transaction Committee, representatives of TD Cowen further communicated to representatives of Party O that AVROBIO intended to terminate the exclusivity period if adequate PIPE commitments had not been secured by October 20, 2023. Accordingly, AVROBIO terminated the exclusivity period with Party O on October 20, 2023 and thereby terminated discussions for a strategic transaction with Party O.

On October 23, 2023, the AVROBIO Transaction Committee held a meeting, at which members of AVROBIO management and representatives of Goodwin and TD Cowen were present. TD Cowen updated the Transaction Committee on the termination of discussions for a strategic transaction with Party O. Representatives of Goodwin again reviewed with the Transaction Committee the directors’ fiduciary, strategic and other considerations relevant to an exploration of strategic alternatives for AVROBIO. The Transaction Committee discussed the viability of PIPE financing and deal certainty for “reverse mergers” under present market, economic and geopolitical circumstances, and discussed, with input from AVROBIO management and representatives of TD Cowen, potential counterparties across a range of types of strategic transactions. With respect to potential reverse merger transactions with privately held companies, the Transaction Committee also discussed initial impressions of quality and actionability across the Criteria enumerated by the AVROBIO Board, in particular as to deal certainty and private placement financing certainty in light of the failure of the prior process with Party O. Included among the potential counterparties assessed was Tectonic, with which representatives of TD Cowen indicated TD Cowen was familiar, having worked with Tectonic in the past on a potential business combination process. Following these discussions, the Transaction Committee authorized AVROBIO management and its advisors to engage or re-engage with a number of privately held counterparties (including Tectonic) to evaluate potential interest in a strategic transaction. These counterparties were primarily selected based on their desire to obtain financing and/or interest in becoming a public company, with an emphasis on the counterparty’s perceived ability to execute a concurrent financing and AVROBIO’s preliminary belief, through industry knowledge, in the strength of the counterparty’s scientific and clinical value propositions and business proposals. Following the meeting, and at the direction of the Transaction Committee, representatives of TD Cowen contacted representatives of such counterparties regarding their interest in a reverse merger with AVROBIO.

Also on October 23, 2023, following an outreach by representatives of TD Cowen in accordance with AVROBIO’s directions, representatives of Tectonic expressed interest in engaging in discussions with AVROBIO and requested to execute a mutual confidentiality agreement.

On October 24, 2023, AVROBIO and Tectonic entered into a mutual confidentiality agreement, which included a customary “standstill” provision binding on Tectonic subject to customary fallaway provisions.

From October 30, 2023 to November 2, 2023, in accordance with the direction of the Transaction Committee, TD Cowen distributed process letters on behalf of AVROBIO to various counterparties as authorized by the Transaction Committee, which invited such parties to submit preliminary proposals for a strategic transaction, consisting either of a stock-based reverse merger or “merger of equals” transaction or a cash-based transaction, by November 15, 2023. The parties receiving process letters or otherwise contacted consisted of Tectonic, Party N, Party R, Party Z, Party MM, Party UU, Party VV, Party WW, Party XX, Party YY, Party ZZ, Party AAA, Party BBB, Party CCC, Party DDD, Party EEE and Party FFF.

During this process, the Transaction Committee initially found the prospects of a reverse merger with Tectonic, Party R, Party Z, Party VV and Party DDD particularly compelling in relation to one or more of the Criteria, and members of AVROBIO management engaged in more extensive due diligence and management meetings with representatives of these parties, certain sessions of which were attended by members of the Transaction Committee and representatives of TD Cowen. The Transaction Committee subsequently determined to proceed to a term sheet with Tectonic given Tectonic’s relative strengths in relation to the Criteria, as described more fully below.

On November 1, 2023, AVROBIO and Party R entered into a mutual confidentiality agreement, which included a customary “standstill” provision binding on the counterparty which was subject to customary fallaway provisions.

On November 2, 2023, Party R, a privately held company, submitted a written indication of interest to AVROBIO proposing a reverse merger transaction (the “Party R November 2, 2023 Proposal”). The Party R November 2, 2023 Proposal contemplated a valuation for AVROBIO of $80 million (including $65 million of net cash at closing, reflecting an increase in AVROBIO’s cash position relative to the prior reverse merger process in September 2023), a valuation for Party R of $225 million, and potential concurrent PIPE investments from existing investors in Party R of $40 million plus potential additional PIPE investments of at least $40 million. The Party R November 2, 2023 Proposal also communicated Party R’s willingness to offer contingent value rights (“CVRs”) to pre-closing AVROBIO shareholders in connection with any post-closing transaction to monetize AVROBIO’s pre-closing assets. The Party R November 2, 2023 Proposal was promptly shared with the AVROBIO Transaction Committee.

On November 7, 2023, members of AVROBIO management held a management meeting with representatives of Party R to conduct, among other things, general business due diligence with respect to Party R. Representatives of TD Cowen also attended this meeting.

On November 8, 2023, members of AVROBIO management held a management meeting with representatives of Tectonic to conduct, among other things, general business due diligence with respect to Tectonic. Representatives of TD Cowen also attended this meeting.

On November 10, 2023, the AVROBIO Transaction Committee held a meeting, at which members of AVROBIO management and representatives of Goodwin and TD Cowen were present. The members of the Transaction Committee discussed their impressions of the quality and actionability of Tectonic and Party R as reverse merger counterparties stemming from their evaluation of these companies and the management meetings held over the past one to two weeks. Members of the Transaction Committee expressed preliminary uncertainties regarding Party R’s fundamental business and pipeline and, thus, Party R’s ability to meet one or more of the Criteria as compared to Tectonic. These uncertainties included, without limitation, the risk that Party R’s clinical data, which was generated primarily in ex-U.S. settings, might not translate to U.S. FDA approval, the relatively limited peak sales potential of Party R’s lead pipeline asset, the relative weakness of the timing and likelihood of meaningful clinical and regulatory inflection points, Party R’s relative lack of readiness to become a U.S. publicly listed company, the limited familiarity with Party R’s non-U.S. and non-biotech specialist investors and Party R’s representation that its cash runway on a pro forma basis would be expected to extend through 2025 only. Given these uncertainties, the Transaction Committee elected not to make a counterproposal to Party R at this time. The Transaction Committee also authorized AVROBIO management and its advisors to prepare a form term sheet to be proposed to the counterparty ultimately selected by the Transaction Committee. At this meeting, representatives of TD Cowen also again noted for the Transaction Committee that TD Cowen previously had assisted Tectonic on a potential business combination process, indicating that Tectonic had withdrawn from such process in September 2023 and that TD Cowen had not been formally engaged by, and had not received any investment banking or other financial services revenue (nor was any such revenue contemplated to be received) from, Tectonic for such services.

On November 11, 2023, Tectonic submitted a written indication of interest to AVROBIO proposing a reverse merger transaction (the “Tectonic November 11, 2023 Proposal”). The Tectonic November 11, 2023 Proposal contemplated a valuation for AVROBIO of $70 million (including a targeted $65 million of net cash at closing and a $5 million proposed valuation of AVROBIO’s public company listing), a valuation for Tectonic of $150 million (which was equal to the agreed upon valuation of Tectonic in a recently negotiated term sheet for a transaction Tectonic and the Tectonic Board had previously considered), and a potential concurrent private placement investment in a range of $125 million to $150 million to help fund the combined company following the merger. The Tectonic November 11, 2023 Proposal also communicated Tectonic’s willingness to offer CVRs or other monetization mechanisms to pre-closing AVROBIO shareholders in connection with any post-closing transaction to monetize AVROBIO’s pre-closing assets. The Tectonic November 11, 2023 Proposal was promptly shared with the AVROBIO Transaction Committee.

On November 14, 2023, Party VV and Party DDD each submitted a written indication of interest to AVROBIO proposing a reverse merger transaction (the “Party VV November 14, 2023 Proposal” and the “Party DDD November 14, 2023 Proposal”). The Party VV November 14, 2023 Proposal contemplated a valuation for AVROBIO of $80 million (including a targeted $65 million of net cash at closing), a valuation for the counterparty of $114 million, and a potential concurrent private placement investment of $45 million. The Party VV November 14, 2023 Proposal also communicated the counterparty’s willingness to offer CVRs or other monetization mechanisms to pre-closing AVROBIO shareholders in connection with any post-closing transaction to monetize AVROBIO’s pre-closing assets. The Party DDD November 14, 2023 Proposal contemplated a valuation for AVROBIO of $75 million (including a targeted $65 million of net cash at closing), a valuation for the counterparty of $407 million, and a potential concurrent private placement investment of $100 million. The Party DDD November 14, 2023 Proposal also communicated the counterparty’s willingness to offer CVRs or other monetization mechanisms to pre-closing AVROBIO shareholders in connection with any post-closing transaction to monetize AVROBIO’s pre-closing assets. The Party VV November 14, 2023 Proposal and the Party DDD November 14, 2023 Proposal were promptly shared with the AVROBIO Transaction Committee.

On November 15, 2023, in accordance with the direction of the AVROBIO Transaction Committee, representatives of TD Cowen verbally communicated AVROBIO’s counterproposal to Tectonic, reflecting a valuation for AVROBIO of $85 million (including a targeted $65 million of net cash at closing and a $20 million proposed combined valuation of AVROBIO’s public company listing and pre-closing assets), a valuation for Tectonic of $130 million (reflecting AVROBIO’s desire to achieve a more favorable valuation for its shareholders), and a potential concurrent private placement investment in a range of $125 million to $150 million to help fund the combined company following the merger (as had been contemplated in the Tectonic November 11, 2023 Proposal) (the “AVROBIO November 15, 2023 Proposal to Tectonic”).

Also on November 15, 2023, Party N, Party CCC and Party EEE each submitted a written indication of interest to AVROBIO proposing a reverse merger transaction (the “Party N November 15, 2023 Proposal”, the “Party CCC November 15, 2023 Proposal” and the “Party EEE November 15, 2023 Proposal”). The Party N November 15, 2023 Proposal contemplated a valuation for AVROBIO of $75 million (including a targeted $65 million of net cash at closing) and a valuation for the counterparty of $223 million, and did not specifically contemplate a potential concurrent private placement investment. The Party N November 15, 2023 Proposal also communicated the counterparty’s willingness to offer CVRs or other monetization mechanisms to pre-closing AVROBIO shareholders in connection with any post-closing transaction to monetize AVROBIO’s pre-closing assets. The Party CCC November 15, 2023 Proposal contemplated a valuation for AVROBIO of $75 million

(including a targeted $65 million of net cash at closing), a valuation for the counterparty of $250 million, and a potential concurrent private placement investment of $50 million. The Party CCC November 15, 2023 Proposal also communicated the counterparty’s willingness to offer CVRs or other monetization mechanisms to pre-closing AVROBIO shareholders in connection with any post-closing transaction to monetize AVROBIO’s pre-closing assets. The Party EEE November 15, 2023 Proposal contemplated a valuation for AVROBIO of $90 million (including a targeted $65 million of net cash at closing) and a valuation for the counterparty of $210 million, and expressed openness to discuss a potential concurrent private placement investment with AVROBIO. The Party EEE November 15, 2023 Proposal also communicated the counterparty’s willingness to offer CVRs or other monetization mechanisms to pre-closing AVROBIO shareholders in connection with any post-closing transaction to monetize AVROBIO’s pre-closing assets. The Party N November 15, 2023 Proposal, the Party CCC November 15, 2023 Proposal and the Party EEE November 15, 2023 Proposal were promptly shared with the AVROBIO Transaction Committee.

Also on November 16, 2023, Party Z submitted a written indication of interest to AVROBIO proposing a reverse merger transaction (the “Party Z November 16, 2023 Proposal”). The Party Z November 16, 2023 Proposal contemplated a valuation for AVROBIO of $75 million (including a targeted $65 million of net cash at closing), a valuation for the counterparty of $165 million, and a potential concurrent private placement investment of $45 million. The Party Z November 16, 2023 Proposal also communicated the counterparty’s willingness to offer CVRs or other monetization mechanisms to pre-closing AVROBIO shareholders in connection with any post-closing transaction to monetize AVROBIO’s pre-closing assets. The Party Z November 16, 2023 Proposal was promptly shared with the AVROBIO Transaction Committee.

On November 17, 2023, the AVROBIO Transaction Committee held a meeting, at which members of AVROBIO management and representatives of Goodwin and TD Cowen were present. The members of the Transaction Committee continued to discuss their impressions of the quality and actionability of Tectonic and Party R as reverse merger counterparties stemming from their evaluation of these companies and the management meetings held over the past several weeks, including the terms proposed by the Party R November 2, 2023 Proposal as well as the Tectonic November 11, 2023 Proposal and the AVROBIO November 15, 2023 Proposal to Tectonic. The members of the Transaction Committee discussed positive considerations with respect to Party R, such as Party R’s relatively advanced clinical data, despite the fact that it was primarily generated in an ex-U.S. setting, and a relatively competitive economic split proposed by Party R. However, members of the Transaction Committee continued to express concerns about Party R’s ability to meet one or more of the Criteria as compared to Tectonic, as described above from the Transaction Committee’s November 10, 2023 meeting. The members also discussed the other proposals received and mentioned above and did not view them to be sufficiently compelling with respect to at least one of the Criteria and therefore determined not to advance them to the term sheet and exclusivity phase of the process. The Transaction Committee instructed AVROBIO management and its advisors to continue to evaluate both companies and negotiate terms with both companies.

On November 21, 2023, members of AVROBIO management held a management meeting with representatives of Tectonic to conduct, among other things, data and regulatory due diligence matters with respect to Tectonic. Representatives of TD Cowen also attended this meeting.

Also on November 21, 2023, representatives of Tectonic verbally provided a counterproposal to AVROBIO, reflecting a valuation for AVROBIO of $72.5 million (including a targeted $65 million of net cash at closing and a $7.5 million proposed valuation of AVROBIO’s public company listing), a valuation for Tectonic of $140 million, and a potential concurrent private placement investment of at least $114.5 million to help fund the combined company following the merger (the “Tectonic November 21, 2023 Proposal”). The Tectonic November 21, 2023 Proposal was promptly shared with the AVROBIO Transaction Committee.

On November 22, 2023, members of AVROBIO management held a management meeting with representatives of Tectonic to conduct, among other things, financial due diligence with respect to Tectonic. Representatives of TD Cowen also attended this meeting.

On November 27, 2023, members of AVROBIO management held a management meeting with representatives of Tectonic to conduct, among other things, intellectual property due diligence with respect to Tectonic.

Later on November 27, 2023, the AVROBIO Transaction Committee held a meeting, at which members of AVROBIO management and representatives of Goodwin and TD Cowen were present. The members of the Transaction Committee continued to discuss their impressions of the quality and actionability of Tectonic and Party R as reverse merger counterparties stemming from their evaluation of these companies and the management meetings held over the past several weeks. TD Cowen updated the Transaction Committee regarding the negotiations on the economics of a potential reverse merger with Tectonic over the past several days. Following discussion, the Transaction Committee determined that, subject to further negotiation, and in light of the Transaction Committee’s continued concerns about Party R’s ability to meet one or more of the Criteria as compared to Tectonic, Tectonic would likely be the most compelling counterparty with which AVROBIO should proceed to the term sheet phase of transaction negotiations. Among other things, the Transaction Committee found particularly compelling Tectonic’s perceived large total addressable market, existing and potentially new investor base and reputable management team. In addition, the Transaction Committee reiterated its continued concerns about Party R’s fundamental business and pipeline attributes, and determined a counterproposal to Party R would not be warranted. Therefore, the Transaction Committee authorized AVROBIO management to submit AVROBIO’s form of term sheet to Tectonic, in which AVROBIO would (i) propose a valuation for AVROBIO of $80 million (including a targeted $65 million of net cash at closing and a $15 million proposed combined valuation of AVROBIO’s public company listing and pre-closing assets), agree to a valuation for Tectonic of $140 million (as had been contemplated in the Tectonic November 21, 2023 Proposal) which economic allocation implied a post-closing ownership split of 36.4% for AVROBIO and 63.6% for Tectonic, in each case without taking into account the private placement, (ii) agree to the issuance of CVRs to AVROBIO stockholders in connection with any post-closing transaction to monetize AVROBIO’s pre-closing assets as contemplated in the Tectonic November 11, 2023 Proposal with a covenant that the combined company would use commercially reasonable efforts to dispose of AVROBIO’s pre-closing assets, (iii) propose a potential concurrent private placement investment in a range of $125 million to $150 million to help fund the combined company following the merger, and (iv) propose a broad definition of AVROBIO cash at closing for potential equity allocation adjustment purposes. This form term sheet was silent as to (a) the treatment of AVROBIO equity awards and (b) any closing condition relating to a minimum level of AVROBIO cash at closing. The Transaction Committee also authorized AVROBIO management to communicate to representatives of Party R that AVROBIO would not be further engaging with Party R toward a strategic transaction at this time. In executive session with the representatives of TD Cowen absent, the Transaction Committee also discussed TD Cowen’s material relationships disclosure relating to Tectonic previously communicated to the Transaction Committee and determined that TD Cowen’s prior relationship with Tectonic would not reasonably be expected to adversely affect TD Cowen’s services to AVROBIO in connection with the contemplated transaction involving AVROBIO and Tectonic.

Later on November 27, 2023, the draft term sheet as described above was provided to representatives of Tectonic.

On December 1, 2023, representatives of Tectonic submitted a markup of the draft term sheet to representatives of AVROBIO (the “Tectonic December 1, 2023 Proposal”). Among other things, the Tectonic December 1, 2023 Proposal counterproposed a valuation for AVROBIO of $77.5 million (including a targeted $65 million of net cash at closing and a $12.5 million proposed valuation of AVROBIO’s public company listing), a valuation for Tectonic of $140 million (as had been agreed at this point with AVROBIO), which economic allocation implied a post closing ownership split of 35.6% for AVROBIO and 64.4% for Tectonic, in each case without taking into account the private placement, and a concurrent private placement investment of at least $114.5 million in the aggregate to help fund the combined company following the merger, which would include a private placement to be consummated concurrently with the closing of a reverse merger, pre-existing “simple agreement for future equity” (SAFE) financings entered into by Tectonic for capital-raising purposes, and any additional capital raised by Tectonic for capital-raising purposes after the Tectonic December 1, 2023 Proposal. The Tectonic December 1, 2023 Proposal also (a) rejected the commercially reasonable efforts covenant binding on the combined company with respect to the disposition of AVROBIO’s pre-closing assets and the CVRs, and instead proposed that a designee of AVROBIO would be permitted to explore such dispositions, (b) deleted AVROBIO’s proposed definition of AVROBIO cash at closing and instead proposed that such definition be deferred to the negotiation of definitive agreements, and (c) introduced a closing condition relating to a minimum level of AVROBIO cash at closing (without specifying a particular amount). The Tectonic December 1, 2023 Proposal was promptly shared with the AVROBIO Transaction Committee.

Later on December 1, 2023, the AVROBIO Transaction Committee held a meeting, at which members of AVROBIO management and representatives of Goodwin and TD Cowen were present. The Transaction Committee discussed the Tectonic December 1, 2023 Proposal, including the cash runway provided by the concurrent private placement amount that Tectonic was proposing and the bifurcation of such amount between private financings and SAFE financings. The Transaction Committee also accepted Tectonic’s proposed valuation of $77.5 million for AVROBIO, noting that a $12.5 million valuation of a public listing ascribed by the private company is within market range with respect to recent reverse merger transactions.

On December 5, 2023, TD Cowen provided a formal material relationships disclosure to the AVROBIO Board, which indicated no material change in the information relating to Tectonic previously relayed by TD Cowen to the Transaction Committee and that TD Cowen otherwise had no material relationships with Tectonic during the two-year period prior to such disclosures for which Cowen received any investment banking or other financial services revenue.

Later on December 5, 2023, the AVROBIO Board held a meeting, at which members of AVROBIO management and representatives of Goodwin and TD Cowen were present. Members of AVROBIO management reviewed their key due diligence findings with respect to Tectonic. Representatives of Goodwin reviewed the key terms of the term sheet under negotiation with Tectonic, including the key economic terms contemplated for the reverse merger transaction and the binding period of exclusivity to be entered into, and provided an overview of legal considerations in connection with a potential transaction, including the directors’ fiduciary duties under Delaware law in the context of a strategic transaction (including mergers, acquisitions and dissolution). All members of the AVROBIO Board were also asked to disclose any relationships they may have with Tectonic or any member of its board of directors, for which no relationships were identified. Following discussion, the AVROBIO Board authorized AVROBIO management and its advisors to continue to negotiate the term sheet with Tectonic and to enter into the term sheet with Tectonic (including with respect to the binding exclusivity period) substantially on the terms reviewed by the Board.

From December 5, 2023 to December 13, 2023, representatives of AVROBIO and Tectonic continued to negotiate the detailed terms of the term sheet. With respect to the term sheet’s provisions regarding the CVR arrangement, Tectonic agreed that the post-closing combined company would be required to exercise commercially reasonable efforts (the exact definition of which would be negotiated as part of the definitive CVR Agreement) to dispose of AVROBIO’s pre-closing assets, but took the position that such efforts would apply only after the combined company’s receipt of an unsolicited inbound offer for such assets. Representatives of AVROBIO, in consultation with members of the Transaction Committee, accepted this position, given the extensive and proactive market check that AVROBIO had conducted with respect to its assets. Additionally, AVROBIO took the position that, for purposes of closing certainty in light of Tectonic’s proposal for some minimum level of AVROBIO cash at closing as a closing condition, either (a) such level must be specified in the term sheet and/or (b) the definition of AVROBIO cash at closing must be agreed to in the term sheet. In response, Tectonic proposed (i) that such level for the minimum cash closing condition be set at $62.5 million and (ii) a detailed definition for AVROBIO cash at closing which contained a broad scope of potential deductions. Further in response, AVROBIO proposed (A) a level for the minimum cash closing condition of $45 million and (B) a detailed definition for AVROBIO cash at closing, which contained a lesser scope of potential deductions than that proposed by Tectonic. Further in response, Tectonic proposed (1) a level for the minimum cash closing condition of $50 million and (2) again that the exact definition of AVROBIO cash at closing be deferred to the negotiation of definitive agreements. Given that AVROBIO was comfortable that the $50 million level conferred a degree of closing certainty, AVROBIO agreed to the $50 million level and to defer the exact definition of AVROBIO cash at closing as proposed by Tectonic.

On December 7, 2023, AVROBIO and Party GGG entered into a mutual confidentiality agreement, which included a customary “standstill” provision binding on the counterparty which was subject to customary fallaway provisions. Later on December 7, 2023, Party GGG submitted a written indication of interest to AVROBIO proposing a reverse merger transaction (the “Party GGG December 7, 2023 Proposal”). The Party GGG December 7, 2023 Proposal contemplated a valuation for AVROBIO of $71.5 million (including a targeted $65 million of net cash at closing), a valuation for the counterparty of $150 million, and potential concurrent private placement investments of $35 million. The Party GGG December 7, 2023 Proposal also communicated the counterparty’s willingness to offer CVRs or other monetization mechanisms to pre-closing AVROBIO shareholders in connection with any post-closing transaction to monetize AVROBIO’s pre-closing assets. The Party GGG December 7, 2023 Proposal was promptly shared with the AVROBIO Transaction Committee.

On December 13, 2023, in accordance with the direction of the AVROBIO Board, AVROBIO and Tectonic entered into the term sheet for a potential reverse merger transaction (the “Tectonic Term Sheet”), which, among other things (including as contemplated by the second paragraph preceding this paragraph), provided for (i) a binding period of exclusivity that may be terminated by either party at its election, but not earlier than January 15, 2024 (the “minimum exclusivity period”) and (ii) a post-closing ownership split of 64.3% for Tectonic and 35.6% for AVROBIO, in each case without taking into account the private placement, reflective of respective valuations for AVROBIO of $77.5 million (including a targeted $65 million of net cash at closing), for Tectonic of $140 million, and a concurrent private placement investment of at least $114.5 million in the aggregate to help fund the combined company following the merger, which would include a private placement to be consummated concurrently with the closing of a reverse merger, pre-existing “simple agreement for future equity” (SAFE) financings entered into by Tectonic for capital-raising purposes, and any additional capital raised by Tectonic for capital-raising purposes after the date of the Tectonic Term Sheet up to $24 million (these agreed-upon valuation amounts would remain unchanged in the definitive Merger Agreement). The executed term sheet remained silent as to the treatment of AVROBIO equity awards.

Later on December 13, 2023, members of Tectonic management contacted representatives of TD Cowen and requested that TD Cowen serve alongside Leerink Partners LLC (“Leerink”) as a placement agent for Tectonic in connection with its concurrent private placement financings. This request was promptly disclosed to members of AVROBIO management and members of the AVROBIO Transaction Committee.

On December 14, 2023, in accordance with the direction of the AVROBIO Board, Goodwin delivered an initial draft of the Merger Agreement to Cooley LLP, outside counsel to Tectonic (“Cooley”). The initial draft was consistent with the term sheet terms agreed to and summarized in the second paragraph preceding this paragraph, and included the following terms, among others: (i) a reverse merger structure, (ii) a mechanism for contingent payments to AVROBIO’s stockholders via a CVR arrangement, (iii) reciprocal representations and warranties and interim operating covenants with respect to AVROBIO and Tectonic, (iv) termination fees for AVROBIO and Tectonic upon termination for certain specific conditions, and (v) the treatment of AVROBIO equity awards in connection with the merger, including the acceleration of options and RSUs and the extension of the exercise period pertaining to certain options. Thereafter and through January 29, 2024, representatives of AVROBIO, Tectonic, Goodwin and Cooley negotiated the terms of the Merger Agreement. This included the mechanics by which the AVROBIO stock consideration would be issued to Tectonic shareholders and concurrent private placement investors, in accordance with the agreed-upon equity allocations in the combined company, which mechanics took the form of the exchange ratio mechanism described more fully in this proxy statement/prospectus.

On December 18, 2023, at the direction of the Transaction Committee, TD Cowen informed representatives of Party R and Party GGG that the members of the AVROBIO Board had decided to proceed with other potential counterparties. With respect to Party GGG, the Transaction Committee negatively viewed Party GGG’s heightened need for external financing and status as an existing public company listed on an non-U.S. securities exchange, which the Transaction Committee believed could introduce additional transaction risk while not enabling Party GGG to capitalize on the value of AVROBIO’s public listing in the United States.

On December 19, 2023, members of AVROBIO management were introduced to representatives of Houlihan Lokey to discuss Houlihan Lokey’s potential engagement as a co-financial advisor to AVROBIO to provide a fairness opinion to the AVROBIO Board in connection with a potential strategic transaction with Tectonic, given the request for TD Cowen to serve as a placement agent for Tectonic along with Leerink.

Also on December 19, 2023, the AVROBIO Transaction Committee held a meeting, at which members of AVROBIO management and representatives of Goodwin and TD Cowen were present. Representatives of TD Cowen provided an update on the transaction process and timing, including with respect to Tectonic’s concurrent private placement financings. In executive session with the representatives of TD Cowen absent, the Transaction Committee discussed the advisability of engaging a co-financial advisor to AVROBIO to provide a fairness opinion in connection with a potential strategic transaction with Tectonic, given the request for TD Cowen to serve as a placement agent for Tectonic along with Leerink. Following discussion, the Transaction Committee determined that it would be in the best interests of AVROBIO and its stockholders for a co-financial advisor to be engaged for purposes of providing a fairness opinion. The Transaction Committee authorized members of AVROBIO management to engage Houlihan Lokey for such purposes, noting, among other things, Houlihan Lokey’s qualifications, extensive experience and reputation, and knowledge of and involvement in recent transactions in AVROBIO’s industry.

On December 22, 2023, in accordance with the direction of the AVROBIO Board, Goodwin delivered an initial draft of the CVR Agreement to Cooley. Thereafter and through January 29, 2024, representatives of AVROBIO, Tectonic, Goodwin and Cooley negotiated the terms of the CVR Agreement alongside the negotiation of the Merger Agreement.

On December 24, 2023, Cooley delivered a markup of the Merger Agreement to Goodwin which accepted (i) the reverse merger structure, (ii) a mechanism for contingent payments to AVROBIO’s stockholders through a CVR arrangement, (iii) reciprocal representations and warranties and interim operating covenants with respect to AVROBIO and Tectonic, (iv) the treatment of AVROBIO equity awards in connection with the merger, including the acceleration of options and RSUs and the extension of the exercise period pertaining to certain options, (v) a closing condition requiring AVROBIO to have a minimum $50 million cash at closing, and (v) the calculation of the exchange ratio reflective of the respective valuations of Tectonic and AVROBIO. The markup also, among other things, (i) made proposals with respect to the permitted deductions in the calculation of AVROBIO’s net cash and transaction expenses, (ii) added potential termination rights in the event of a delisting of AVROBIO common stock from Nasdaq, (iii) expanded Tectonic’s ability to evaluate and respond to unsolicited proposals and change the recommendation of its board of directors in favor of the merger, (iv) restricted AVROBIO’s ability to accept a superior proposal or terminate the merger for a material adverse effect on Tectonic, and (v) restricted AVROBIO’s consent rights over changes to Tectonic’s concurrent private placement financing.

On January 2, 2024, in accordance with the direction of the AVROBIO Board, Goodwin delivered initial drafts of certain ancillary agreements associated with the merger to Cooley. Thereafter and through January 29, 2024, representatives of AVROBIO, Tectonic, Goodwin and Cooley negotiated the terms of the ancillary agreements alongside the negotiation of the Merger Agreement and the CVR Agreement. Concurrently, Goodwin also delivered a markup of the Merger Agreement to Cooley, which, among other things, (i) made counterproposals with respect to the permitted deductions in the calculation of AVROBIO’s net cash and transaction expenses, (ii) counterproposed the addition of closing conditionality for the continued listing of AVROBIO common stock on Nasdaq, (iii) largely accepted Tectonic’s ability to evaluate and respond to unsolicited proposals and change the recommendation of its board of directors in favor of the merger, so long as Tectonic would be prohibited from terminating the merger and Tectonic’s supporting stockholders would be prohibited from terminating their support obligations, (iv) made counterproposals with respect to AVROBIO’s ability to accept a superior proposal or terminate the merger for a material adverse effect on Tectonic, and (v) made counterproposals with respect to AVROBIO’s consent rights over changes to Tectonic’s concurrent private placement financing. Thereafter, between January 12, 2024 through January 29, 2024, members of AVROBIO and Tectonic management and representatives of Goodwin and Cooley negotiated the remaining terms of the Merger Agreement, including via negotiation calls among the parties on January 12, 2024, January 19, 2024, January 28, 2024 and January 29, 2024.

On January 12, 2024, the AVROBIO Transaction Committee held a meeting, at which members of AVROBIO management and representatives of Goodwin, TD Cowen and Houlihan Lokey were present. Representatives of TD Cowen provided an update on the transaction process and timing, including with respect to Tectonic’s concurrent private placement financings. Representatives of Goodwin then summarized the material terms being negotiated in the Merger Agreement and the CVR Agreement and other ancillary agreements.

On January 16, 2024, on account of the lapse of the minimum exclusivity period under the Tectonic Term Sheet and the continued, active pendency of the transaction, AVROBIO and Tectonic amended the Tectonic Term Sheet to extend the minimum exclusivity period to January 29, 2024.

On January 26, 2024, the AVROBIO Transaction Committee held a meeting, at which members of AVROBIO management and representatives of Goodwin, TD Cowen and Houlihan Lokey were present. Representatives of TD Cowen provided an update on the transaction process and timing, including with respect to Tectonic’s concurrent private placement financings. Representatives of Goodwin then summarized the material terms being negotiated in the Merger Agreement and the CVR Agreement and other ancillary agreements and provided an overview of legal considerations in connection with a potential transaction, including the directors’ fiduciary duties under Delaware law in the context of a strategic transaction (including mergers, acquisitions and dissolution), the management of any actual or potential conflicts, and the transaction process. Representatives of Houlihan Lokey then reviewed Houlihan Lokey’s preliminary financial analyses with respect to AVROBIO, Tectonic and the exchange ratio presently contemplated for the merger.

At the meeting, members of AVROBIO management also provided the Transaction Committee with an analysis prepared by AVROBIO management regarding a potential liquidation or dissolution of AVROBIO (the “liquidation case”) as compared to a potential reverse merger transaction with Tectonic (the “reverse merger case”) (collectively, the “liquidation analysis”), as more fully described in the section of this proxy statement/prospectus titled “ – AVROBIO Liquidation Analysis”. The liquidation case of the liquidation analysis provided two separate scenarios, one of which assumed a transition of AVROBIO’s operations to a dissolution administrator in July 2024 (the “July 2024 liquidation case”), and the second of which assumed a transition of AVROBIO’s operations to a dissolution administrator in October 2024 (the “October 2024 liquidation case”) (such assumed July 2024 and October 2024 dates, the “transition dates”). In selecting the July 2024 transition date for the July 2024 liquidation case, AVROBIO accounted for certain contractual obligations of AVROBIO that last through the end of June 2024 and that could reasonably be expected to impede AVROBIO’s ability to liquidate prior thereto. Under both the July 2024 liquidation case and the October 2024 liquidation case, based on internal data, AVROBIO management assumed (A) that sources of cash would consist of an estimated cash balance as of January 22, 2024 equal to $94.7 million, plus cash flow generated from interest income through the respective transition dates, from which was deducted (B) various categories of uses of cash through the respective transition dates, including the present value of cash reserves established in respect of potential future claims and litigations in connection with the liquidations. The resulting implied equity values of AVROBIO equaled approximately $68.7 million in the October 2024 liquidation scenario and $72.6 million in the July 2024 liquidation scenario.

In the reverse merger case, AVROBIO management assumed a completion date for the reverse merger of May 31, 2024. As compared to the liquidation case, the reverse merger case included (i) certain costs applicable only to the reverse merger case, such as financial advisor contingent fees and change-in-control payments to AVROBIO employees, and (ii) certain value ascribed by Tectonic to AVROBIO in excess of its ending net cash position, including with respect to the value of its public company listing, in the amount of $12.5 million. The resulting implied equity value of AVROBIO in the reverse merger case equaled approximately $87.5 million as of the assumed reverse merger completion date of May 31, 2024. The Transaction Committee noted that (1) the equity value of AVROBIO implied by the reverse merger case delivered more value to AVROBIO stockholders than those implied by either of the liquidation cases, (2) while the equity value of AVROBIO implied by the reverse merger case as of the assumed reverse merger completion date of May 31, 2024 was based on estimated net cash as of such date of $75 million, applying any level of net cash equally across the three scenarios yielded a higher value for the reverse merger case, and (3) while the Merger Agreement’s equity allocation to AVROBIO stockholders assumed a valuation for AVROBIO of $77.5 million, which was based on a targeted $65 million of net cash at closing, the actual equity allocation to AVROBIO stockholders at closing would be increased on a dollar-for-dollar basis (subject to a $0.5 million “hurdle”) if AVROBIO’s net cash at closing was higher than $65 million; see the section of this proxy statement/prospectus titled “Description of the Merger Agreement” for a more fulsome description. This would thereby confer additional equity value to AVROBIO stockholders on a dollar-for-dollar basis (subject to the aforementioned “hurdle”) in the event that AVROBIO’s closing net cash actually approximates $75 million. Following discussion, the Transaction Committee authorized Houlihan Lokey to utilize the liquidation analysis prepared by AVROBIO management in Houlihan Lokey’s financial analyses with respect to AVROBIO, Tectonic and the exchange ratio presently contemplated for the merger.

On January 28, 2024, Houlihan Lokey provided AVROBIO with certain disclosures for the AVROBIO Board, indicating, among other things, that Houlihan Lokey had no material relationships with Tectonic during the two-year period prior to such disclosures for which Houlihan Lokey received any investment banking or other financial services revenue.

Later on January 28, 2024, the AVROBIO Board held a meeting, at which members of AVROBIO management and representatives of Goodwin, TD Cowen and Houlihan Lokey were present. TD Cowen provided an update on the transaction process and timing, including with respect to Tectonic’s concurrent private placement financings. Representatives of Goodwin then summarized the material terms being negotiated in the Merger Agreement and the CVR Agreement and other ancillary agreements. Representatives of Houlihan Lokey then presented Houlihan Lokey’s preliminary financial analyses with respect to AVROBIO, Tectonic and the exchange ratio presently contemplated for the merger, which included reference to the liquidation analysis prepared by AVROBIO management that was presented to and approved by the AVROBIO Transaction Committee at its meeting of January 26, 2024. Following Houlihan Lokey’s presentation, the AVROBIO Board discussed Houlihan Lokey’s preliminary financial analyses and AVROBIO management’s liquidation analysis and determined that the reverse merger with Tectonic as contemplated by AVROBIO management’s reverse merger case would be in the best interests of AVROBIO’s stockholders, relative to a liquidation of AVROBIO as contemplated by AVROBIO management’s liquidation case.

On January 29, 2024, the AVROBIO Board held a series of meetings, at each of which members of AVROBIO management and representatives of Goodwin, TD Cowen and Houlihan Lokey were present. Representatives of Goodwin discussed the Merger Agreement, the CVR Agreement, the subscription agreements and certain other ancillary documents. Representatives of Goodwin then discussed fiduciary duties under Delaware law in connection with the merger, which had been discussed with the AVROBIO Board throughout the process. At the request of the AVROBIO Board, Houlihan Lokey then reviewed and discussed its financial analyses with respect to AVROBIO, Tectonic and the proposed Merger. Thereafter, at the request of the AVROBIO Board, Houlihan Lokey orally rendered its opinion to the AVROBIO Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the AVROBIO Board), to the effect that, as of January 29, 2024, based upon and subject to the assumptions, qualifications, limitations and other matters considered as set forth in the Opinion, the Exchange Ratio provided for in the Merger pursuant to the Merger Agreement, after giving effect to the Related Transactions, was fair, from a financial point of view, to AVROBIO. After further discussion, based on the factors cited in the section of this proxy statement/prospectus titled “AVROBIO’s Reasons for the Merger,” the AVROBIO Board unanimously: (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of AVROBIO and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Contemplated Transactions, including the issuance of shares of AVROBIO Common Stock to the stockholders of Tectonic pursuant to the terms of the Merger Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of AVROBIO vote (A) to approve the issuance of shares of AVROBIO Common Stock to the stockholders of Tectonic pursuant to the terms of the Merger Agreement,

(B) to approve an amendment to the AVROBIO certificate of incorporation to effect the Nasdaq Reverse Split and (C) to approve an amendment to the AVROBIO certificate of incorporation to provide for the exculpation of officers.

Before the opening of trading on Nasdaq on January 30, 2024, AVROBIO and Tectonic executed the Merger Agreement, certain AVROBIO stockholders executed the AVROBIO stockholder support agreements and the AVROBIO lock-up agreements, and certain Tectonic stockholders executed the Tectonic stockholder support agreements and the Tectonic lock-up agreements. Before the opening of trading on Nasdaq on January 30, 2024, AVROBIO and Tectonic issued a joint press release announcing the execution of the Merger Agreement and the Subscription Agreement and AVROBIO filed a current report on Form 8-K with the SEC relating to these matters.

AVROBIO’s Reasons for the Merger

During the course of its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, the AVROBIO Board (including the Transaction Committee) held numerous meetings, consulted with AVROBIO’s senior management, AVROBIO’s legal and financial advisors, and reviewed and assessed a significant amount of information. In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the AVROBIO Board took into account the input of the Transaction Committee, and considered a number of factors that it viewed as supporting its decision to approve the Merger Agreement, including (without limitation):

•	the financial condition and prospects of AVROBIO and the risks associated with continuing to operate AVROBIO on a standalone basis, including in light of (without limitation):

•

AVROBIO’s decision, announced in July 2023, to discontinue its clinical and research programs which resulted in a corporate restructuring and a reduction in AVROBIO’s workforce by 50% (followed by additional reductions in force in October, November and December of 2023);

•

investor interest and value perception for possible further development of its programs, the product candidates’ efficacy profile, stage of development, regulatory agencies’ feedback regarding development pathways, and probability of success in relation to the requisite time and costs, including the relative absence of meaningful, near-term regulatory and clinical inflection points for AVROBIO’s ongoing programs following the Cystinosis Sale; and

•

difficulties encountered in AVROBIO’s related business development efforts to license, sell or otherwise partner its assets that could result in meaningful new capital or shared future development costs, and to generate sufficient investor interest despite two separate attempts at capital raising, which further exacerbated the lack of opportunities to achieve meaningful near-term regulatory and clinical inflection points for AVROBIO’s ongoing programs.

•

the fact that the AVROBIO Board and the Transaction Committee, with the assistance of AVROBIO’s management and legal and financial advisors, undertook a comprehensive and thorough process of reviewing and analyzing potential strategic alternatives and strategic transaction partner candidates, which included the public announcement of AVROBIO’s exploration of strategic alternatives on July 12, 2023, subsequent outreach to approximately 60 strategic and reverse merger candidates and review by the AVROBIO Board of other alternatives (including remaining a standalone company, a liquidation or dissolution of AVROBIO to distribute any available cash and alternative strategic transactions);

•

the Transaction Committee and the AVROBIO Board’s belief, after a thorough review of strategic alternatives, including engagement with numerous strategic parties with respect to various types of strategic transactions (including whole-company sales, “reverse merger” transactions and “merger of equals” transactions), attempts at two capital raising financings, both of which were unable to generate sufficient investor interest, engagement with certain counterparties on potential partnership opportunities, including in Japan, and the completion of the Cystinosis Sale to Novartis, that the merger is more favorable to AVROBIO stockholders than the potential value that might have resulted from other strategic alternatives available to AVROBIO;

•

the AVROBIO Board’s belief that the $77.5 million value ascribed to AVROBIO by Tectonic would provide the existing AVROBIO stockholders significant value for AVROBIO and afford AVROBIO stockholders a significant opportunity to participate in the potential growth of the combined company following the merger at the negotiated exchange ratio, and the AVROBIO Board’s understanding that such $77.5 million value was based on a targeted $65 million of net cash at closing and that the actual valuation ascribed to AVROBIO at closing would be increased or decreased subject to actual deviations in AVROBIO’s net cash at closing in excess of a $0.5 million “hurdle” in both directions (as described more fully in the section of this proxy statement/prospectus titled “Description of the Merger Agreement”);

•

the AVROBIO Board’s view, following a review with AVROBIO’s senior management and advisors of Tectonic’s current development and clinical trial plans, of the likelihood that the combined company would possess sufficient cash resources at the closing of the merger, or have access to sufficient resources, to fund continued development of Tectonic’s product candidates through certain anticipated upcoming value inflection points;

•

the AVROBIO Board’s positive view, based on the scientific, regulatory and technical due diligence conducted by AVROBIO’s senior management and advisors, of the regulatory pathway for, and potential significant market opportunity of, Tectonic’s product candidates, which will be the focus of the combined company;

•

the AVROBIO Board’s consideration of the expected cash and cash equivalents of the combined company as of the closing of the merger, including the anticipated aggregate proceeds of $130.7 million to be received by Tectonic between the Subscription Agreement and the Company SAFEs, and the quality of the investor syndicate offered by Tectonic;

•

the AVROBIO Board’s belief that Tectonic constituted the most compelling “reverse merger” counterparty as it pertains to each of the Criteria enumerated by the AVROBIO Board (for additional information, see the section of this proxy statement/prospectus titled “—Background of the Merger”);

•	the current financial market conditions and historical market prices, volatility and trading information with respect to AVROBIO’s common stock;

•	the potential for AVROBIO stockholders to receive cash or other marketable proceeds in respect of AVROBIO’s pre-closing assets following the closing of the merger pursuant to the CVR Agreement;

•

the liquidation analysis prepared by AVROBIO’s management for the AVROBIO Board’s review, which implied an equity value of AVROBIO in the reverse merger case of approximately $87.5 million, as compared to approximately $72.6 million in the July 2024 liquidation case and approximately $68.7 million in the October 2024 liquidation case (for additional information, see the sections of this proxy statement/prospectus titled “—Background of the Merger” and “—AVROBIO Liquidation Analysis”);

•

the risks and delays associated with, and uncertain value and costs to AVROBIO stockholders of, liquidating AVROBIO, including, without limitation, the uncertainties of continuing cash burn while contingent liabilities are resolved, the uncertainty of timing of release of cash until contingent liabilities are resolved and AVROBIO’s continuing contractual obligations as of the date of the Merger Agreement that extend through June 2024; and

•

the financial analysis reviewed by Houlihan Lokey with the AVROBIO Board as well as the oral opinion of Houlihan Lokey rendered to the AVROBIO Board on January 29, 2024 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the AVROBIO Board), to the effect that, as of January 29, 2024, based upon and subject to the assumptions, qualifications, limitations and other matters considered as set forth in the Opinion, the Exchange Ratio provided for in the Merger pursuant to the Merger Agreement, after giving effect to the Related Transactions, is fair, from a financial point of view to AVROBIO (for additional information, see the section of this proxy statement/prospectus titled “—Opinion of Houlihan Lokey to the AVROBIO Board”).

The AVROBIO Board also reviewed the terms of the Merger Agreement, the CVR Agreement and the other transaction documents, including:

•

The calculation of the exchange ratio, closing net cash and the estimated number of shares of AVROBIO common stock to be issued in the merger may be reduced or increased to the extent AVROBIO’s net cash position at the closing differs by more than $0.5 million from the anticipated $65.0 million;

•

the number and nature of the conditions to Tectonic’s and AVROBIO’s respective obligations to complete the merger and the likelihood that the merger will be completed on a timely basis, including the fact that Tectonic’s obligation to complete the merger is conditioned on AVROBIO having a specified level of closing net cash being not less than $50.0 million;

•

the respective rights of, and limitations on, AVROBIO and Tectonic under the Merger Agreement to consider and engage in discussions regarding unsolicited acquisition proposals under certain circumstances, and the limitations on the board of directors of each party to change its recommendation in favor of the merger;

•

the potential termination fee of $2.712 million, in the case of the fee payable by AVROBIO, or $4.9 million, in the case of the fee payable by Tectonic, if the Merger Agreement is terminated in certain circumstances, and the potential reimbursement of transaction expenses payable by AVROBIO of up to $650,000 if the special meeting has been held and completed and AVROBIO stockholders have taken a final vote on Proposal Nos. 1 and 2, and such proposals have not been approved by the AVROBIO stockholders at the AVROBIO special meeting (or any adjournment or postponement thereof);

•

the lock-up agreements, pursuant to which certain Tectonic stockholder and AVROBIO stockholders have, subject to certain exceptions, agreed not to transfer their shares of AVROBIO common stock during the period of 180 days following the completion of the merger;

•

the support agreements, pursuant to which certain stockholders of AVROBIO and Tectonic have agreed, solely in their capacities as stockholders, to vote all of their shares of AVROBIO common stock or Tectonic common stock (as applicable) in favor of the proposals submitted to them in connection with the merger and against any alternative acquisition proposals;

•	the agreement of Tectonic to provide the written consent of Tectonic stockholders necessary to adopt the Merger Agreement and approve the Merger and the contemplated transactions;

•

the CVR Agreement, pursuant to which AVROBIO stockholders of record as of immediately prior to the effective time (including holders of shares of AVROBIO common stock issued upon settlement of the AVROBIO RSUs), will receive a CVR for each outstanding share of AVROBIO common stock held by such AVROBIO stockholders representing the contractual right to receive cash payments, if any, upon the receipt by AVROBIO of certain net proceeds payable to the combined company, as more fully described in the section titled “Agreements Related to the Merger—CVR Agreement” beginning on page 266 of this proxy statement/prospectus; and

•

the expectation that the merger would qualify as a reorganization within the meaning of Section 368(a) of the Code, and will constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368 2(g), with the result that Tectonic stockholders would generally not recognize taxable gain or loss for U.S. federal income tax purposes upon the exchange of Tectonic common stock for AVROBIO common stock pursuant to the Merger Agreement.

In the course of its deliberations, and in addition to the consideration and input of the Transaction Committee, the AVROBIO Board also considered a variety of risks, uncertainties and other countervailing factors related to entering into the merger, including:

•	the risk that the potential benefits of the merger may not be fully achieved, or may not be achieved within the expected timeframe;

•	the risk that the future financial performance of Tectonic may not meet the AVROBIO Board’s expectations due to factors both within and outside of Tectonic’s control;

•	the possibility that AVROBIO’s stockholders may not approve the merger;

•	the risk and costs of stockholder or third-party litigation relating to the merger;

•

the potential effect of the $2.712 million termination fee payable by AVROBIO and AVROBIO’s expense reimbursement obligations upon the occurrence of certain events, as more fully described in the section titled “The Merger Agreement—Termination Fee,” in deterring other potential acquirors from proposing an alternative acquisition proposal that may be more advantageous to AVROBIO stockholders;

•	the prohibition on AVROBIO to solicit alternative acquisition proposals during the pendency of the merger;

•	the substantial expenses to be incurred by AVROBIO in connection with the merger;

•	the possible volatility of the trading price of the AVROBIO common stock resulting from the announcement, pendency or completion of the merger;

•	the scientific, technical, regulatory and other risks and uncertainties associated with development and commercialization of Tectonic’s product candidates;

•	the possibility that AVROBIO’s stockholders may not receive any value under the CVR Agreement;

•	various risks impacting the financial condition, results of operations and prospects for AVROBIO;

•	the dilution to the stockholders of AVROBIO upon the consummation of the merger; and

•

the various other risks associated with the combined company and the merger, including those described in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” beginning on pages 36 and 171, respectively, of this proxy statement/prospectus.

The foregoing information and factors considered by the AVROBIO Board are not intended to be exhaustive but are believed to include all of the material factors considered by the AVROBIO Board. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the AVROBIO Board did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the AVROBIO Board may have given different weight to different factors. The AVROBIO Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, AVROBIO’s senior management, outside legal counsel and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

Tectonic’s Reasons for the Merger

In the course of reaching its decision to approve the merger, the Tectonic Board held meetings and conducted discussions, consulted with Tectonic’s senior management, its financial advisors and legal counsel, and considered a wide variety of factors. Ultimately, the Tectonic Board concluded that a merger with AVROBIO together with the additional financing committed by the investors in the Tectonic pre-closing financing, was the best option to maximize the generation of capital resources to support the advancement of Tectonic’s pipeline and fund the combined company potentially well past achievement of clinical proof of concept for its lead asset, TX45.

The Tectonic Board considered, among others, the following material factors (which factors are not necessarily presented in any order or relevant importance):

•	the merger will provide Tectonic’s current stockholders with greater liquidity by owning publicly-traded stock, and expanding the range of investors potentially available as a public company, compared to the investors Tectonic could otherwise gain access to if it continued to operate as a privately-held company;

•	the historical and current information concerning Tectonic’s business, including its financial performance and condition, operations, management and pre-clinical data;

•	the competitive nature of the industry in which Tectonic operates;

•	the Tectonic Board’s fiduciary duties to Tectonic stockholders;

•

the Tectonic’s Board’s belief that no alternatives to the merger were reasonably likely to create greater value for Tectonic stockholders, after reviewing the various financing and other strategic options to enhance stockholder value that were considered by the Tectonic Board;

•

the projected financial position, operations, management structure, geographic locations, operating plans, cash burn rate and financial projections of the combined company, including the expected cash resources of the combined company (including the ability to support the combined company’s current and planned clinical trials and operations);

•	the business, history, operations, financial resources, assets, technology and credibility of AVROBIO;

•

the availability of appraisal rights under the DGCL to holders of Tectonic’s capital stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of Tectonic capital stock as determined by the Delaware Court of Chancery;

•	the terms and conditions of the Merger Agreement, including the following:

•

the determination that the expected relative percentage ownership of AVROBIO stockholders and Tectonic stockholders in the combined company was appropriate, based on the Tectonic Board’s judgment and assessment of the approximate valuations of AVROBIO (including the value of the net cash AVROBIO is expected to provide to the combined company) and Tectonic;

•

the expectation that the merger will be treated as a reorganization with the result that in the merger the Tectonic stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes;

•	the limited number and nature of the conditions of the obligation of AVROBIO to consummate the merger;

•	the rights of Tectonic under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Tectonic receive a superior proposal;

•	the conclusion of the Tectonic Board that the potential termination fee of $4.9 million, payable by Tectonic to AVROBIO, and the circumstances when such fee may be payable, were reasonable;

•	the conclusion of the Tectonic Board that the potential termination fee of $2.7 million, payable by AVROBIO to Tectonic, and the circumstances when such fee may be payable, were reasonable;

•

the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

•

the shares of AVROBIO’s common stock issued to Tectonic stockholders will be registered on a Form S-4 registration statement and will become freely tradable for Tectonic stockholders who are not affiliates of Tectonic and who are not parties to lock-up agreements;

•

the support agreements, pursuant to which certain directors, officers and stockholders of Tectonic and AVROBIO, respectively, have agreed, solely in their capacity as stockholders of Tectonic and AVROBIO, respectively, to vote all of their shares of Tectonic capital stock or AVROBIO common stock in favor of the adoption or approval, respectively, of the Merger Agreement;

•	the ability to obtain a Nasdaq listing and the change of the combined company’s name to Tectonic Therapeutic, Inc. upon the closing of the merger; and

•	the likelihood that the merger will be consummated on a timely basis.

The Tectonic Board also considered a number of uncertainties and risks in its deliberations concerning the merger and the other transactions contemplated by the Merger Agreement, including the following:

•

the possibility that the merger might not be completed and the potential adverse effect of the public announcement of the merger on the reputation of Tectonic and the ability of Tectonic to obtain financing in the future in the event the merger is not completed;

•

the risk that future sales of common stock by existing AVROBIO stockholders may cause the price of AVROBIO common stock to fall, thus reducing the potential value of AVROBIO common stock received by Tectonic stockholders following the merger;

•

the exchange ratio used to establish the number of shares of AVROBIO’s common stock to be issued to Tectonic stockholders in the merger is fixed, except for adjustments due to AVROBIO’s cash balance and outstanding capital stock at closing, and thus the relative percentage ownership of AVROBIO stockholders and Tectonic stockholders in the combined company immediately following the completion of the merger is similarly fixed;

•

the termination fee, payable by Tectonic to AVROBIO upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Tectonic stockholders;

•	the potential reduction of AVROBIO’s net cash prior to the closing;

•

the possibility that AVROBIO could, under certain circumstances, consider unsolicited acquisition proposals if superior to the merger or change its recommendation to approve the merger upon certain events;

•

the risk that the merger might not be consummated in a timely manner or at all and that Tectonic’s cash resources may not be sufficient to fund operations if the closing process runs into delays much longer than would be expected in a similar process;

•

the costs involved in connection with completing the merger, the time and effort of Tectonic senior management required to complete the merger, the related disruptions or potential disruptions to Tectonic’s business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with Tectonic, and related administrative challenges associated with combining the companies;

•	the possibility that AVROBIO will not be able to successfully sell AVROBIO’s the assets subject to the CVR Agreement;

•

the additional expenses and obligations to which Tectonic’s business will be subject following the merger that Tectonic has not previously been subject to, and the operational changes to Tectonic’s business, in each case that may result from being a public company;

•	the fact that the representations and warranties in the Merger Agreement do not survive the closing of the merger and the potential risk of liabilities that may arise post-closing; and

•	various other risks associated with the combined company and the merger, including the risks described in the section titled “Risk Factors” in this proxy statement/prospectus.

The foregoing information is not intended to be exhaustive, but summarizes the material factors considered by the Tectonic Board in its consideration of the Merger Agreement and the transactions contemplated. The Tectonic Board concluded that the benefits, advantages and opportunities of a potential transaction outweighed the uncertainties and risks described above. After considering these and other factors, the Tectonic Board unanimously approved the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement.

AVROBIO Liquidation Analysis

In connection with the evaluation of the merger by the AVROBIO Board, AVROBIO management prepared and presented an analysis regarding a potential liquidation or dissolution of AVROBIO (the “liquidation case”) as compared to a potential “reverse merger” transaction with Tectonic (the “reverse merger case”) (collectively, the “liquidation analysis”).

The inclusion of the liquidation analysis should not be deemed an admission or representation by AVROBIO or any of its officers, directors, affiliates, advisors, or other representatives with respect to the liquidation analysis. The liquidation analysis is not included to influence your views on the merger, the Merger Agreement and the transactions contemplated thereby and is summarized in this proxy statement/prospectus solely to provide stockholders access to certain information considered by the AVROBIO Board in connection with its evaluation of the merger, the Merger Agreement and the transactions contemplated thereby and provided to Houlihan Lokey, who was authorized and directed to rely upon the liquidation analysis for purposes of its opinion to the AVROBIO Board. Any estimates contained in the liquidation analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. Analyses relating to the value of AVROBIO do not purport to be appraisals or reflect the prices at which shares of AVROBIO common stock may actually be valued or trade, either before or after the consummation of the merger. Additionally, it is unlikely that the entirety of AVROBIO’s cash balance would be available at the time of an actual dissolution or liquidation for distribution to AVROBIO’s stockholders, due to the requirements of applicable law. The actual amount that would be available for distribution would depend on the amount of wind-down costs, the amount required to settle remaining obligations under current contracts, the need to retain employees to facilitate the wind-down, the need to retain the services of outside contractors to assist with the wind-down and the satisfaction by AVROBIO of its remaining obligations (including obligations to continue SEC filings), and the need to retain funds beyond that distribution for unknown or contingent liabilities, each of which could be material and the total amount of which could not currently be estimated.

The liquidation analysis was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. Neither the independent registered public accounting firm of AVROBIO nor any other independent accountant has audited, reviewed, compiled, examined or performed any procedures with respect to the accompanying unaudited prospective financial information for the purpose of its inclusion herein, and accordingly, neither the independent registered public accounting firm of AVROBIO nor any other independent accountant expresses an opinion or provides any form of assurance with respect thereto for the purpose of this proxy statement/prospectus.

The liquidation analysis includes estimates of cash and of certain expenditures, which for the purpose of the liquidation analysis were not calculated in accordance with GAAP. Non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the merger if the disclosure is included in a document such as this proxy statement/prospectus to comply with requirements under state laws, including case law.

The liquidation analysis speaks only as to the date on which it was generated, and AVROBIO undertakes no obligation to update or otherwise revise or reconcile the liquidation analysis to reflect circumstances existing after the date the liquidation analysis was generated or to reflect the occurrence of future events. AVROBIO does not intend to make publicly available any update or other revisions to the liquidation analysis, except as otherwise required by law.

In light of the foregoing factors and the uncertainties inherent in estimated cash balances, stockholders are cautioned not to place undue reliance, if any, on the liquidation analysis.

The below summary of the liquidation analysis is subject to the statements above, and it represents AVROBIO management’s estimates of AVROBIO’s cash which may be distributed to stockholders as permitted under applicable law pursuant to a plan of dissolution. The below summary is included solely to give stockholders access to the liquidation analysis evaluated by the AVROBIO Board, and is not included in this proxy statement/prospectus to influence a stockholder’s decision whether or not to vote for the proposals, or for any other purposes.

The liquidation case of the liquidation analysis provided two separate scenarios, one of which assumed a transition of AVROBIO’s operations to a dissolution administrator in July 2024 (the “July 2024 liquidation case”), and the second of which assumed a transition of AVROBIO’s operations to a dissolution administrator in October 2024 (the “October 2024 liquidation case”) (such assumed July 2024 and October 2024 dates, the “transition dates”). In selecting the July 2024 transition date for the July 2024 liquidation case, AVROBIO accounted for certain contractual obligations of AVROBIO that last through the end of June 2024 and that could reasonably be expected to impede AVROBIO’s ability to liquidate prior thereto. Under both the July 2024 liquidation case and the October 2024 liquidation case, based on internal data, AVROBIO management assumed (A) that sources of cash would consist of an estimated cash balance as of January 22, 2024 equal to $94.7 million, plus cash flow generated from continuing operations (interest income) through the respective transition dates, from which was deducted (B) various categories of uses of cash through the respective transition dates, including the present value of cash reserves established in respect of potential future claims and litigations. The resulting implied equity values of AVROBIO equaled approximately $68.7 million in the October 2024 liquidation scenario and $72.6 million in the July 2024 liquidation scenario.

In the reverse merger case, AVROBIO management assumed a completion date for the reverse merger of May 31, 2024. As compared to the liquidation case, the reverse merger case included (i) certain costs applicable only to the reverse merger case, such as financial advisor contingent fees and change-in-control payments to AVROBIO employees, and (ii) certain value ascribed by Tectonic to AVROBIO in excess of its ending net cash position, including with respect to the value of its public company listing, in the amount of $12.5 million. The resulting implied equity value of AVROBIO in the reverse merger case equaled approximately $87.5 million. As noted in the section of this proxy titled “Background of the Merger”, in evaluating the reverse merger case, the AVROBIO Transaction Committee noted that (1) the equity value of AVROBIO implied by the reverse merger case delivered more value to AVROBIO stockholders than those implied by either of the liquidation cases, (2) while the equity value of AVROBIO implied by the reverse merger case as of the assumed reverse merger completion date of May 31, 2024 was based on estimated net cash as of such date of $75 million, applying any level of net cash equally across the three scenarios yielded a higher value for the reverse merger case, and (3) while the Merger Agreement’s equity allocation to AVROBIO stockholders assumed a valuation for AVROBIO of $77.5 million, which was based on a targeted $65 million of net cash at closing, the actual equity allocation to AVROBIO stockholders at closing would be increased on a dollar-for-dollar basis (subject to a $0.5 million “hurdle”) if AVROBIO’s net cash at closing was higher than $65 million; see the section of this proxy statement/prospectus titled “Description of the Merger Agreement” for a more fulsome description. This would thereby confer additional equity value to AVROBIO stockholders on a dollar-for-dollar basis (subject to the aforementioned “hurdle”) in the event that AVROBIO’s closing net cash actually approximates $75 million.

July 2024 Liquidation Case (dollars and shares in millions, except per share values)
Sources of Cash
Estimated Cash Balance as of January 22, 2024	$94.7
Cash Flow from Continuing Operations	$1.4
Total Sources of Cash	$96.1
Uses of Cash
Estimated 2024 Accounts Payable (G&A)	($13.8)
Estimated 2024 Accounts Payable (R&D)	($0.4)
2023 Retention Costs	($0.9)
2024 Full-Time Employee Related Costs	($2.5)
2024 Additional Executive Team Retention Costs	($0.7)
2024 Severance Costs	($2.6)
Other/Reserve	($2.0)
Present Value of Cash Reserve Discount [1]	($0.7)
Total Uses of Cash	($23.5)
Implied AVROBIO Equity Value	$72.6

[1]

Per AVROBIO management, AVROBIO estimates it would retain 12.5% of estimated closing cash balance to settle any pending liabilities following a hypothetical liquidation scenario, which 12.5% would equal $9.2 in the July 2024 liquidation case.

As part of the liquidation analysis, AVROBIO management evaluated a range of possible timing and net amount of distribution of cash reserves, due to the inherent variability of such distributions. The October 2024 liquidation case assumed 75% of cash reserves would be distributed five years after a dissolution date and the July 2024 liquidation case assumed 100% cash reserves would be distributed incrementally through installments up to three years after a dissolution date. The discounted value above reflects the present value of estimated recoverable cash reserves distributed incrementally through installments up to three years after a dissolution date and discounted using the 2-year U.S. Treasury bond yield of 4.34% as of January 26, 2024.

October 2024 Liquidation Case (dollars and shares in millions, except per share values)
Sources of Cash
Estimated Cash Balance as of January 22, 2024	$94.7
Cash Flow from Continuing Operations (Interest Income)	$2.0
Total Sources of Cash	$96.7
Uses of Cash
Estimated 2024 Accounts Payable (G&A)	($13.8)
Estimated 2024 Accounts Payable (R&D)	($0.4)
2023 Retention Costs	($0.9)
2024 Full-Time Employee Related Costs	($3.6)
2024 Additional Executive Team Retention Costs	($1.3)
2024 Severance Costs	($2.6)
Other/Reserve	($2.0)
Present Value of Cash Reserve Discount [1]	($3.5)
Total Uses of Cash	($28.0)

Implied AVROBIO Equity Value	$68.7

[1]

Per AVROBIO management, AVROBIO estimates it would retain 12.5% of estimated closing cash balance to settle any pending liabilities following a hypothetical liquidation scenario, which 12.5% would equal $9.0 in the October 2024 liquidation case.

As part of the liquidation analysis, AVROBIO management evaluated a range of possible timing and net amount of distribution of cash reserves, due to the inherent variability of such distributions. The October 2024 liquidation case assumed 75% of cash reserves would be distributed five years after a dissolution date and the July 2024 liquidation case assumed 100% of cash reserves would be distributed incrementally through installments up to three years after a dissolution date. The discounted value above reflects the present value of estimated recoverable cash reserves distributed five years after a dissolution date and discounted using the 5-year U.S. Treasury bond yield of 4.04% as of January 26, 2024.

Reverse Merger Case (dollars and shares in millions, except per share values)
Sources of Cash
Estimated Cash Balance as of January 22, 2024	$94.7
Cash Flow from Continuing Operations (Interest Income)	$1.3
Total Sources of Cash	$96.0
Uses of Cash
2023 Full Time Equivalent Related Costs	($0.4)
Full Time Equivalent Costs Through May 31, 2024	($1.8)
2024 Severance Non-Executive Team	($1.2)
2023 Full Time Equivalent – Executive Team	($0.5)
2024 Executive Team Change-in-Control	($2.7)
Other/Reserve	($2.0)
Estimated 2024 Accounts Payable (R&D)	($0.4)
Estimated 2024 Accounts Payable (G&A)	($12.2)
Total Uses of Cash	($21.0)
Cash Estimate	$75.0
Assigned Value to AVROBIO In Excess of Cash	$12.5
Implied AVROBIO Equity Value	$87.5

Opinion of Houlihan Lokey to the AVROBIO Board

On January 29, 2024, Houlihan Lokey orally rendered its opinion to the AVROBIO Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion dated January 29, 2024 addressed to the AVROBIO Board), to the effect that, as of January 29, 2024, based upon and subject to the assumptions, qualifications, limitations and other matters considered as set forth in the Opinion, the Exchange Ratio provided for in the Merger pursuant to the Merger Agreement, after giving effect to the Related Transactions was fair, from a financial point of view, to AVROBIO.

Houlihan Lokey’s opinion was directed to the AVROBIO Board and only addressed the fairness, from a financial point of view, to AVROBIO of the Exchange Ratio provided for in the Merger pursuant to the Merger Agreement after giving effect to the Related Transactions and did not address, among other things, the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Exchange Ratio to the extent expressly specified in the Opinion), including, without limitation, the support agreements or the lock-up agreements to be entered into in connection with the Transaction, the CVRs, the CVR Agreement or any Related Transaction. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex B to this proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, a recommendation to the AVROBIO Board, any security holder of AVROBIO or any other party as to how to act or vote with respect to any matter relating to the Transaction.

In connection with the Opinion, Houlihan Lokey made such reviews, analyses and inquiries as Houlihan Lokey had deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

•	reviewed a draft, dated January 29, 2024, of the Merger Agreement;

•	reviewed certain publicly available business and financial information relating to AVROBIO and Tectonic that Houlihan Lokey deemed to be relevant;

•

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of AVROBIO and Tectonic made available to Houlihan Lokey by AVROBIO and Tectonic, including (i) a liquidation analysis of AVROBIO prepared by management of AVROBIO (the “AVROBIO Liquidation Analysis”) and (ii) information regarding the nature of, and indications to be addressed by, Tectonic’s potential products, the current status and expected future timing of clinical development of Tectonic’s products, and projected cash expenditures for the development of such products (collectively, the “Tectonic Development Information”);

•

spoke with certain members of the managements of AVROBIO and Tectonic regarding the respective businesses, operations, financial condition and prospects of AVROBIO and Tectonic, the Transaction and related matters;

•	compared the clinical development stage and therapeutic area of focus of Tectonic with that of companies with publicly traded equity securities that Houlihan Lokey deemed to be relevant;

•	solely for informational purposes, considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

•	reviewed the current and historical market prices and trading volume for certain of AVROBIO’s publicly traded equity securities; and

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of AVROBIO advised Houlihan Lokey, and Houlihan Lokey with the AVROBIO Board’s consent relied upon and assumed, that the AVROBIO Liquidation Analysis was reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to (i) the expected realizable value for AVROBIO’s assets, assuming an orderly liquidation of such assets, and (ii) the remaining amounts estimated to be available upon completion of such liquidation for distribution to AVROBIO’s equity holders. In addition, with the AVROBIO Board’s consent, Houlihan Lokey relied upon and assumed that the Tectonic Development Information was reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of Tectonic management as to the nature of, and indications to be addressed by, Tectonic’s potential products and the expected timing and cash expenditures associated with the development of Tectonic’s potential products. Houlihan Lokey expressed no view or opinion with respect to the AVROBIO Liquidation Analysis, the Tectonic Development Information or the respective assumptions on which they were based. At the AVROBIO Board’s direction, Houlihan Lokey assumed that the Liquidation Analysis and the Tectonic Development Information provided a reasonable basis on which to evaluate AVROBIO, Tectonic and the Transaction and Houlihan Lokey, at the AVROBIO Board’s direction, used and relied upon the Liquidation Analysis and the Tectonic Development Information for purposes of its analysis and the Opinion. In this regard the AVROBIO Board advised Houlihan Lokey, and at the AVROBIO Board’s direction Houlihan Lokey relied upon and assumed, that (i) AVROBIO had terminated all company-sponsored treatment-related and company-sponsored long-term follow-up clinical studies relating to its AVR-RD-02, or Gaucher disease type 1, program, and company-sponsored long term follow-up studies relating to its AVR-RD-01, or Fabry disease, program, (ii) AVROBIO had terminated its agreements with the University of Manchester for the license and development of a gene therapy for MPSII, or Hunter syndrome, and discontinued its AVR-RD-05, or Hunter syndrome gene therapy program, (iii) AVROBIO sold its cystinosis gene therapy program to Novartis Pharma AG and Novartis Pharmaceuticals Corporation, (iv) as a result, AVROBIO had three gene therapy product candidates, none of which was currently in active clinical development, (v) since inception, AVROBIO had not generated any product revenue and had financed its operations primarily through the private placement of securities and through public offerings of common stock, (vi) AVROBIO had suffered significant recurring losses from operations, (vii) in the absence of the Transaction or an alternative strategic transaction, AVROBIO would likely dissolve and liquidate, and (viii) the values AVROBIO would receive for its assets in liquidation could be significantly lower than the values reflected in AVROBIO’s financial statements.

In reaching its conclusions in the Opinion, with the AVROBIO Board’s consent, Houlihan Lokey did not rely upon (i) a discounted cash flow analysis of AVROBIO or Tectonic, because, as the AVROBIO Board advised Houlihan Lokey and directed Houlihan Lokey to assume, other than the projected cash expenditures for Tectonic included in the Tectonic Development Information, no current, reliable projections with respect to the future financial performance of AVROBIO or Tectonic were available, (ii) Houlihan Lokey did not rely upon a review of the publicly available financial terms of other transactions, because Houlihan Lokey did not identify a sufficient number of relevant transactions in which Houlihan Lokey deemed the acquired companies to be sufficiently similar to AVROBIO or Tectonic and (iii) with respect to AVROBIO, Houlihan Lokey did not rely upon a review of companies with publicly traded equity securities that Houlihan Lokey deemed relevant, because Houlihan Lokey did not identify a sufficient number of relevant companies Houlihan Lokey deemed to be sufficiently similar to AVROBIO. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of AVROBIO or Tectonic since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or the Opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. Houlihan Lokey also relied upon and assumed, without independent verification, the assessments of the managements of AVROBIO and Tectonic as to AVROBIO’s and Tectonic’s existing and future technology, products, product candidates, services and intellectual property and the validity of, and risks associated with, such technology, products, product candidates, services and intellectual property (including, without limitation, the validity and life of patents or other intellectual property, the timing and probability of successful testing, development and commercialization of such technology, products, product candidates and services, the approval thereof by appropriate governmental authorities, and the potential impact of competition), and Houlihan Lokey assumed at the AVROBIO Board’s direction that there would be no developments with respect to any such matters that would affect its analyses or the Opinion.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments referred to therein were true and correct, (b) each party to the Merger Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction would be satisfied without waiver thereof, and (d) the Transaction would be consummated in a timely manner in accordance with the terms described in the Merger Agreement and such other related documents and instruments, without any amendments or modifications. Houlihan Lokey also assumed, with the AVROBIO Board’s consent, that the Merger would qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Transaction would be consummated in a manner that complies in all respects with all applicable foreign, federal, state and local statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of AVROBIO or Tectonic, or otherwise have an effect on the Transaction, AVROBIO or Tectonic or any expected benefits of the Transaction that would be material to its analyses or opinion. Houlihan Lokey also relied upon and assumed, without independent verification, at the AVROBIO Board’s direction, that any adjustments to the Exchange Ratio pursuant to the Merger Agreement or otherwise would not be material to its analyses or opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ in any respect from the draft of the Merger Agreement identified above.

Furthermore, in connection with the Opinion, Houlihan Lokey was not requested to, and did not, make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of AVROBIO, Tectonic or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation (other than the AVROBIO Liquidation Analysis provided by AVROBIO management). Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which AVROBIO or Tectonic was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which AVROBIO or Tectonic was or may have been a party or was or may have been subject.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of AVROBIO, Tectonic or any other party, or any alternatives to the Transaction, (b) identify, introduce to the AVROBIO Board, AVROBIO or any other party, or screen for creditworthiness, any prospective investors, lenders or other participants in the Transaction, (c) negotiate the terms of the Transaction, or (d) advise the AVROBIO Board, AVROBIO or any other party with respect to alternatives to the Transaction. The Opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of the Opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw the Opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of the Opinion. Houlihan Lokey did not express any opinion as to what the value of the AVROBIO common stock actually would be when issued in the Transaction pursuant to the Merger Agreement or the price or range of prices at which AVROBIO common stock or Tectonic capital stock may be purchased or sold, or otherwise be transferable, at any time.

The Opinion was furnished for the use of the AVROBIO Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without Houlihan Lokey’s prior written consent. The Opinion was not intended to be, and did not constitute, a recommendation to the AVROBIO Board, AVROBIO, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise, including, without limitation, whether any party should participate in the private financings.

Houlihan Lokey was not requested to opine as to, and the Opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the AVROBIO Board, AVROBIO, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Exchange Ratio to the extent expressly specified in the Opinion), including, without limitation, the support agreements or the lock-up agreements to be entered into in connection with the Transaction, the CVRs, the CVR Agreement or any Related Transaction, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of AVROBIO or Tectonic, or to any other party (including, without limitation, the potential dilutive or other effects of the Transaction), (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might have been available for AVROBIO, Tectonic or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of AVROBIO’s, Tectonic’s or any other party’s security holders or other constituents vis-à-vis any other class or group of AVROBIO’s, Tectonic’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) the appropriate capital structure of AVROBIO or Tectonic, whether AVROBIO or Tectonic should be issuing debt or equity securities or a combination of both in the Transaction, or the form, structure or any aspect or terms of any debt or equity financing for, or in connection with, the Transaction (including, without limitation, the private financings and the Company SAFEs) or the likelihood of obtaining such financing, (vii) the acquisition by any party or group of a controlling interest in AVROBIO, (viii) whether or not AVROBIO, Tectonic, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (ix) the solvency, creditworthiness or fair value of AVROBIO, Tectonic or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (x) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Exchange Ratio or otherwise. The Opinion did not address the financial or other implications and effects of the Transaction (including, without limitation, any financing associated therewith) on AVROBIO, any security holders, creditors or other constituencies of AVROBIO, or any other party. Furthermore, Houlihan Lokey did not express any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the AVROBIO Board, on the assessments by the AVROBIO Board, AVROBIO and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to AVROBIO, Tectonic and the Transaction or otherwise.

In preparing the Opinion to the AVROBIO Board, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying the Opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither the Opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the Opinion. No company or business used in Houlihan Lokey’s analyses for comparative purposes is identical to Tectonic and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the AVROBIO Liquidation Analysis and the Tectonic Development Information, and the implied exchange ratio reference ranges indicated by Houlihan Lokey’s analyses, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of AVROBIO and Tectonic. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

The Opinion was only one of many factors considered by the AVROBIO Board in evaluating the proposed Merger. Neither the Opinion nor Houlihan Lokey’s analyses were determinative of the Exchange Ratio or of the views of the AVROBIO Board with respect to the Merger or the Exchange Ratio. The type and amount of consideration payable in the Merger were determined through negotiation between AVROBIO and Tectonic, and the decision to enter into the Agreement was solely that of the AVROBIO Board. Additionally, Houlihan Lokey did not evaluate any future payments or other proceeds that could accrue to the benefit of the CVR holders pursuant to the CVR Agreement.

Material Financial Analyses

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of the Opinion and reviewed with the AVROBIO Board on January 29, 2024. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including “Enterprise Value,” which generally is, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the amount of its net debt (the amount of its outstanding indebtedness, non-convertible preferred stock, capital lease obligations and non-controlling interests less the amount of cash and cash equivalents on its balance sheet).

Unless the context indicates otherwise, share prices used in the selected companies analysis described below were based on the closing price of the common stock of the selected companies listed below as of January 26, 2024.

At the direction of the AVROBIO Board, Houlihan Lokey assumed for purposes of its financial analyses and opinion to the AVROBIO Board, that the Exchange Ratio provided for in the Merger pursuant to the Merger Agreement, after giving effect to the Related Transactions, would be equal to 0.74458326 shares of AVROBIO common stock for each share of Tectonic capital stock, which assumed, among other things, there would no adjustment to the Exchange Ratio for AVROBIO cash and aggregate proceeds of $130.7 million would be raised from the private financings including the Company SAFEs.

AVROBIO - AVROBIO Liquidation Analysis. Houlihan Lokey reviewed and considered the AVROBIO Liquidation Analysis prepared by management of AVROBIO and noted that the estimates of future cash distributable to AVROBIO’s stockholders therein resulted in an aggregate implied equity value for AVROBIO at the time of such distribution ranging from approximately $68.7 million to $72.6 million, implying a value of $14.93 to $15.78 per share of AVROBIO common stock at the time of such distribution, assuming, at the direction of AVROBIO, a one-for-ten reverse stock split. For additional information on AVROBIO’s liquidation analysis, see the section titled “ – AVROBIO Liquidation Analysis” on page 203 of this proxy statement/prospectus.

Tectonic - Selected Companies Analysis. Houlihan Lokey reviewed certain financial and other data for selected companies with publicly traded equity securities that Houlihan Lokey deemed relevant. The selected companies were selected because they were, based on Houlihan Lokey’s experience and judgment, deemed to be similar to Tectonic in one or more respects, including the phase of development, therapeutic category and therapeutic indication of the applicable company’s lead product. No specific numeric or other similar criteria were used to select the selected companies, and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria.

The data reviewed included enterprise value and the phase of development, therapeutic category and therapeutic indication of the applicable company’s lead product.

The selected companies and corresponding financial and other data are as follows:

(Dollars in millions)
	Enterprise Value	Lead Product
Selected Cardiovascular Companies		Phase	Therapeutic Category	Therapeutic Indication
Aerovate Therapeutics, Inc.	$354.0	Phase II-B / III	Cardiovascular	Pulmonary Hypertension
Cereno Scientific AB (publ)	$97.0	Phase II	Cardiovascular	Pulmonary Hypertension
Gossamer Bio, Inc.	$63.1	Phase III	Cardiovascular	Pulmonary Hypertension
Pharmosa Biopharm Inc.	$302.5	Phase III	Cardiovascular	Pulmonary Hypertension
Tenax Therapeutics, Inc.	($8.0)	Phase III - Starting	Cardiovascular	Pulmonary Hypertension, HFpEF
Tenaya Therapeutics, Inc.	$157.3	Phase I Complete	Cardiovascular	HFpEF
Verve Therapeutics, Inc.	$442.9	Phase I	Cardiovascular, Metabolic	ASCVD, HeFH

Low	$(8.0)
High	$442.9
Median	$157.3
Mean	$201.2

Selected Early Stage Companies
Acumen Pharmaceuticals, Inc.	($95.1)	Phase II Ready	Central Nervous System	Alzheimer’s Disease
Apogee Therapeutics, Inc.	$1,426.8	Phase I	Dermatology	Atopic Dermatitis
Cabaletta Bio, Inc.	$790.3	Phase I / II	Immunology	Systemic Lupus Erythematosus (SLE)
Dianthus Therapeutics, Inc.	$75.1	Phase II Ready	Immunology	Myasthenia Gravis

(Dollars in millions)
	Enterprise Value	Lead Product
Selected Cardiovascular Companies		Phase	Therapeutic Category	Therapeutic Indication
Longboard Pharmaceuticals, Inc.	$787.9	Phase III Ready	Neurology	Developmental and Epileptic Encephalopathy
Spyre Therapeutics, Inc.	$1,174.1	IND	Gastrointestinal	Inflammatory Bowel Disease
Structure Therapeutics Inc.	$1,870.9	Phase II-A	Metabolic Disorders	Diabetes and Obesity
Zura Bio Limited	$58.1	Phase II Ready	Immunology	Systemic Sclerosis

Low	$(95.1)
High	$1,870.9
Median	$789.1
Mean	$761.0

All Selected Companies
Low	$(95.1)
High	$1,870.9
Median	$302.5
Mean	$499.8

In its review of the selected companies, Houlihan Lokey considered, among other things, the fact that Tectonic’s lead program was in a Phase 1a trial in healthy volunteers, with plans to conduct Phase 1b and Phase 2 trials in patients with Group 2 PH / HFpEF. Houlihan Lokey also noted that the enterprise value for the selected companies with lead products in the cardiovascular therapeutic category ranged from $(8.0 million) to $442.9 million, and the enterprise value for the selected companies with lead products in early stages of development ranged from $(95.1 million) to $1,870.9 million. Taking into account the results of its selected companies analysis of Tectonic, including, among other things, its experience and professional judgment and the observed median enterprise value of the selected cardiovascular companies of $157.3 million, Houlihan Lokey selected an implied enterprise value reference range for Tectonic of $125.0 million to $175.0 million, which resulted in an aggregate implied equity value reference range for Tectonic pro forma for the private financings of $224.6 million to $274.6 million and an implied per share reference range for Tectonic pro forma for the private financings of $10.40 to $12.72.

Implied Exchange Ratio Reference Range. Taking into account the AVROBIO Liquidation Analysis and Houlihan Lokey’s selected companies analysis for Tectonic, Houlihan Lokey (i) divided the low end of the implied per share reference range for Tectonic by the high end of the implied per share reference range for AVBROBIO and (ii) divided the high end of the implied per share reference range for Tectonic by the low end of the implied per share reference range for AVBROBIO, which indicated an implied exchange ratio reference range of 0.65897208 to 0.85154258 shares of AVROBIO common stock for each share of Tectonic capital stock, as compared to the assumed Exchange Ratio in the Merger pursuant to the Merger agreement of 0.74458326 shares of AVROBIO common stock for each share of Tectonic capital stock.

Additional Information.

Tectonic - Illustrative M&A Transactions. Solely for illustrative purposes, Houlihan Lokey considered certain financial terms of certain M&A transactions involving target companies that Houlihan Lokey deemed relevant. The illustrative M&A transactions were selected because they involved target companies that were, based on Houlihan Lokey’s experience and judgment, deemed to be similar to Tectonic in one or more respects, including the phase of development, therapeutic category and therapeutic indication of the applicable company’s lead product. No specific numeric or other similar criteria were used to select the illustrative M&A transactions, and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria.

The financial data reviewed included overall transaction value, the value of upfront consideration payable on closing of the transaction and the value of any contingent consideration. Transaction values for the M&A transactions were calculated on an enterprise value basis based on the announced transaction equity price and other public information available at the time of the announcement. The M&A transactions and corresponding data were:

(Dollars in millions)
Announced	Effective	Target	Acquiror	Upfront Consideration	Contingent Consideration	Transaction Value
Cardiovascular
9/30/22	10/20/22	DJS Antibodies Ltd	AbbVie, Inc.	$255.0	$95.0	$350.0
9/20/22	12/1/22	Renovacor, Inc.	Rocket Pharmaceuticals, Inc.	$53.0	NA	$53.0
3/23/21	9/2/21	Chardan Healthcare Acquisition 2 Corp.	Renovacor, Inc.	$116.0	NA	$116.0
1/19/21	1/15/21	PH Precision Med	Tenax Therapeutics, Inc.	$21.6	NA	$21.6
7/21/20	12/14/20	Tenzing Acquisition Corp.	Reviva Pharmaceuticals, Inc.	$119.7	NA	$119.7
1/13/20	1/13/20	Viamet’s Oral Aldosterone Synthase Inhibitor	PhaseBio Pharmaceuticals, Inc.	$0.1	$147.6	$147.7

Low				$0.1	$95.0	$21.6
High				$255.0	$147.6	$350.0
Median				$84.5	$121.3	$117.9
Mean				$94.2	$121.3	$134.7

Phase I

11/14/23	Pending	Qsam Biosciences, Inc.	Telix Pharmaceuticals Limited	$33.1	$90.0	$123.1
8/21/23	8/23/23	Bird Rock Bio, Inc.	Skye Bioscience, Inc.	$20.0	$0.0	$20.0
6/25/23	Pending	Qpex Biopharma, Inc.	Shionogi, Inc.	$100.0	$40.0	$140.0
2/21/23	2/21/23	Kinnjiu Biopharma Inc	Kinnate Biopharma Inc	$24.0	$0.0	$24.0
11/7/22	11/7/22	Fulgent Pharma LLC	Fulgent Genetics Inc	$100.0	$0.0	$100.0
9/19/22	9/29/22	Versantis AG	Genfit SA	$41.4	$67.3	$108.8
7/20/22	12/12/22	Larkspur Health Acquisition Corp.	Zyversa Therapeutics Inc	$193.6	$0.0	$193.6
7/5/22	8/11/22	TeneoTwo Inc	AstraZeneca Plc	$100.0	$1,165.0	$1,265.0
5/31/22	8/16/22	Affinivax Inc	GSK Plc	$2,100.0	$1,200.0	$3,300.0
3/1/22	3/1/22	Syndesi Therapeutics SA	AbbVie Inc	$130.0	$870.0	$1,000.0
12/14/21	3/11/22	VCN Biosciences SL	Theriva Biologics Inc	$4.7	$70.3	$75.0
11/11/21	12/13/21	Forendo Pharma Ltd	Organon & Co	$75.0	$870.0	$945.0
11/11/21	11/11/21	Abfero Pharmaceuticals Inc	Pharmacosmos AS	$225.0	Undisclosed	$225.0
10/26/21	10/26/21	Chengdu Antkin Biotechnology Co Ltd	Shanghai Fosun Pharmaceutical Group	$627.3	$0.0	$627.3
7/27/21	10/19/21	TeneoBio Inc	Amgen Inc	$900.0	$1,600.0	$2,500.0
2/26/21	3/31/21	Silicon Therapeutics LLC	Roivant Sciences Ltd	$450.0	Undisclosed	$450.0
2/1/21	6/30/21	Leisure Acquisition Corp.	Ensysce Biosciences Inc	$207.0	$0.0	$207.0
9/29/20	12/23/20	LifeSci Acquisition Corp.	Vincerx Pharma Inc	$55.0	$0.0	$55.0
9/21/20	9/21/20	Inflazome Ltd	F. Hoffmann-La Roche Ltd	$445.9	Undisclosed	$445.9
8/24/20	8/24/20	CerSci Therapeutics Inc	Acadia Pharmaceuticals Inc	$52.5	$887.0	$939.5
2/26/20	2/26/20	PVP Biologics Inc (Inactive)	Takeda Pharmaceutical Co Ltd	$330.0	Undisclosed	$330.0
1/16/20	5/6/20	Neon Therapeutics, Inc.	BioNTech US Inc	$67.0	$0.0	$67.0
11/18/19	11/25/19	Rodin Therapeutics Inc	Alkermes Plc	$100.0	$850.0	$950.0
5/8/19	7/1/19	Therachon AG	Pfizer Inc	$340.0	$470.0	$810.0
4/1/19	5/8/19	Novartis AG	IFM Tre Inc	$310.0	$1,265.0	$1,575.0
1/4/19	1/11/19	Yong Shun Technology Development	Dragon Merit	$36.8	$0.0	$36.8

Low				$4.7	$0.0	$20.0
High				$2,100.0	$1,600.0	$3,300.0
Media				$100.0	$68.8	$277.5
Mean				$271.9	$429.3	$635.1

(Dollars in millions)
Announced	Effective	Target	Acquiror	Upfront Consideration	Contingent Consideration	Transaction Value

All M&A Transactions
Low				$0.1	$0.0	$20.0
High				$2,100.0	$1,600.0	$3,300.0
Media				$100.0	$80.1	$200.3
Mean				$238.6	$403.6	$541.3

“NA” refers to not available.

In its review of the M&A transactions, Houlihan Lokey considered, among other things, the fact that Tectonic’s lead program was in a Phase 1a trial in healthy volunteers, with plans to conduct Phase 1b and Phase 2 trials in patients with Group 2 PH / HFpEF. Houlihan Lokey also noted that the enterprise value (before taking into account any contingent consideration) for the M&A transactions involving target companies with lead products in the cardiovascular therapeutic category ranged from $0.1 million to $225.0 million and the enterprise value (before taking into account any contingent consideration) for the M&A transactions involving target companies with lead products in Phase 1 stage of development ranged from $4.7 million to $2,100.0 million. Taking into account the results of its illustrative M&A transactions analysis of Tectonic, including, among other things, its experience and professional judgment and the observed median transaction value of the illustrative M&A transactions involving cardiovascular companies of $117.9 million, Houlihan Lokey selected an illustrative implied enterprise value reference range for Tectonic of $100.0 million to $150.0 million, which resulted in an illustrative aggregate implied equity value reference range for Tectonic pro forma for the private financings of $199.6 million to $249.6 million and an illustrative implied per share reference range for Tectonic pro forma for the private financings of $9.24 to $11.56.

Tectonic - Illustrative IPO Transactions. Solely for illustrative purposes, Houlihan Lokey considered certain financial terms of certain IPO transactions involving companies that Houlihan Lokey deemed relevant. The illustrative IPO transactions were selected because they involved issuers that were, based on Houlihan Lokey’s experience and judgment, deemed to be similar to Tectonic in one or more respects, including the phase of development, therapeutic category and therapeutic indication of the applicable company’s lead product. No specific numeric or other similar criteria were used to select the illustrative IPO transactions, and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria.

The financial data reviewed included pre-money equity value, gross proceeds, post-money equity value and post-money enterprise value, which were calculated based on the announced transaction IPO price and other public information available at the time of the announcement. The IPO transactions and corresponding data were:

(Dollars in millions, except per share data)
IPO Date	Selected Company	GPCR Platform	Lead Asset Indication	Lead Asset Phase	Offer Price	Pre- Money Value	Gross Proceeds	Post- Money Value	Post- Money Enterprise Value
Cardiovascular

11/2/23	Lexeo Therapeutics, Inc.	No	Cardiomyopathy and Alzheimer’s	Phase I	$11.00	$172.4	$100.0	$272.4	$329.7
2/9/23	Mineralys Therapeutics, Inc.	No	Hypertension	Phase II	$16.00	$432.9	$220.8	$653.7	$357.4
1/6/22	CinCor Pharma, Inc.	No	Hypertension	Phase II	$16.00	$390.7	$212.7	$603.4	$284.6
7/29/21	Tenaya Therapeutics, Inc.	No	gHCM and HFpEF	Preclinical	$15.00	$409.9	$207.0	$616.9	$324.7
6/29/21	Aerovate Therapeutics, Inc.	No	PAH	Phase I	$14.00	$202.0	$139.8	$341.7	$247.5

(Dollars in millions, except per share data)
IPO Date	Selected Company	GPCR Platform	Lead Asset Indication	Lead Asset Phase	Offer Price	Pre- Money Value	Gross Proceeds	Post- Money Value	Post- Money Enterprise Value
6/17/21	Verve Therapeutics, Inc.	No	Hypercholesterolemia and ASCVD	Preclinical	$19.00	$609.4	$306.7	$916.1	$571.9
10/28/20	Galecto, Inc.	No	Pulmonary Fibrosis	Phase II	$15.00	$283.8	$95.1	$378.9	$205.2
5/13/19	Applied Therapeutics, Inc.	No	Diabetic Cardiomyopathy	Phase II	$10.00	$130.5	$40.0	$170.5	$114.5

Low					$10.00	$130.5	$40.0	$170.5	$114.5
High					$19.00	$609.4	$306.7	$916.1	$571.9
Median					$15.00	$337.2	$173.4	$491.1	$304.6
Mean					$14.50	$328.9	$165.3	$494.2	$304.4

Phase I

3/30/23	Gubra A/S	Yes	Obesity	Phase I	$16.10	$232.4	$30.8	$263.2	$205.0
2/2/23	Structure Therapeutics Inc.	Yes	T2DM / Obesity and PAH	Phase I	$15.00	$370.5	$185.3	$555.8	$306.0
9/14/22	Third Harmonic Bio, Inc.	No	Chronic Urticaria and Asthma	Phase I	$17.00	$472.5	$213.1	$685.6	$403.8
7/27/22	MAIA Biotechnology, Inc.	No	Cancer	Phase I	$5.00	$41.7	$11.5	$53.2	$34.4
5/5/22	PepGen Inc.	No	Duchenne Muscular Dystrophy	Phase I	$12.00	$160.7	$122.9	$283.6	$52.0
3/24/22	AN2 Therapeutics, Inc.	No	Infectious Diseases	Phase I	$15.00	$212.1	$79.4	$291.4	$167.3
2/3/22	Arcellx, Inc.	No	Myeloma	Phase I	$15.00	$379.4	$142.3	$521.7	$339.5
10/20/21	Ventyx Biosciences, Inc.	Yes	Ulcerative Colitis and Crohn’s Disease	Phase I	$16.00	$631.3	$174.3	$805.6	$513.4
10/14/21	MiNK Therapeutics, Inc.	No	Respiratory Distress Syndrome	Phase I	$12.00	$351.0	$40.0	$391.0	$355.1
7/30/21	IN8bio, Inc.	No	Leukemia	Phase I	$10.00	$147.5	$40.0	$187.5	$138.9
3/25/21	Edgewise Therapeutics, Inc.	No	Muscular Dystrophy and Cardiomyopathy	Phase I	$16.00	$585.1	$202.4	$787.5	$521.4
3/18/21	Instil Bio, Inc.	No	Cancer	Phase I	$20.00	$2,196.2	$368.0	$2,564.2	$1,975.4
3/11/21	Longboard Pharmaceuticals, Inc.	Yes	DEEs	Phase I	$16.00	$132.6	$84.8	$217.4	$90.0
2/11/21	Decibel Therapeutics, Inc.	No	Hearing Disorders	Phase I	$18.00	$310.3	$137.9	$448.2	$246.1
12/4/20	Silverback Therapeutics, Inc.	No	Cancer	Phase I	$21.00	$452.9	$277.7	$730.6	$367.9
10/15/20	Aligos Therapeutics, Inc.	No	Hepatitis B	Phase I	$15.00	$334.5	$172.5	$507.0	$242.8
10/1/20	Oncorus, Inc.	No	Cancer	Phase I	$15.00	$240.7	$98.4	$339.1	$196.6
9/24/20	Prelude Therapeutics, Inc.	No	Cancer	Phase I	$19.00	$648.5	$181.9	$830.4	$606.6
9/17/20	Athira Pharma, Inc.	No	Alzheimer’s Disease, Dementia	Phase I	$17.00	$319.9	$227.8	$547.7	$277.4
7/15/20	Relay Therapeutics, Inc.	No	Cancer	Phase I	$20.00	$1,337.5	$460.0	$1,797.5	$1,093.1
6/25/20	Fusion Pharmaceuticals Inc.	No	Cancer	Phase I	$17.00	$495.8	$212.5	$708.3	$385.3
6/4/20	Applied Molecular Transport Inc.	No	Pouchitis and Rheumatoid Arthritis	Phase I	$14.00	$299.6	$177.1	$476.7	$319.1
7/17/19	Fulcrum Therapeutics, Inc.	No	Muscular Dystrophy	Phase I	$16.00	$301.4	$72.0	$373.4	$247.2

Low					$5.00	$41.7	$11.5	$53.2	$34.4
High					$21.00	$2,196.2	$460.0	$2,564.2	$1,975.4
Median					$16.00	$334.5	$172.5	$507.0	$306.0
Mean					$15.53	$463.2	$161.4	$624.6	$395.0

(Dollars in millions, except per share data)
IPO Date	Selected Company	GPCR Platform	Lead Asset Indication	Lead Asset Phase	Offer Price	Pre- Money Value	Gross Proceeds	Post- Money Value	Post- Money Enterprise Value

All Selected IPOs
Low					$5.00	$41.7	$11.5	$53.2	$34.4
High					$21.00	$2,196.2	$460.0	$2,564.2	$1,975.4
Median					$16.00	$334.5	$172.5	$507.0	$306.0
Mean					$15.26	$428.6	$162.4	$591.0	$371.6

In its review of the illustrative IPO transactions, Houlihan Lokey considered, among other things, the fact that Tectonic’s lead product was in Phase 1a trials. Houlihan Lokey also noted that the enterprise value for the issuers in the illustrative IPO transactions involving issuers with lead products in the cardiovascular therapeutic category ranged from $130.5 million to $609.4 million, and the enterprise value for the issuers in the illustrative IPO transactions involving issuers with lead products in the Phase 1 stage of development ranged from $41.7 million to $2,196.2 million. Taking into account the results of its illustrative IPO transactions analysis of Tectonic, including, among other things, its experience and professional judgment and the observed median post money enterprise value of the illustrative IPO transactions involving cardiovascular companies of $304.6 million, Houlihan Lokey selected an illustrative implied enterprise value reference range for Tectonic of $150.0 million to $200.0 million, which resulted in an illustrative aggregate implied equity value reference range for Tectonic pro forma for the private financings of $249.6 million to $299.6 million and an illustrative implied per share reference range for Tectonic pro forma for the private financings of $11.56 to $13.88.

Tectonic - Illustrative Private Financing Transactions. Solely for illustrative purposes, Houlihan Lokey considered certain financial terms of certain private financing transactions involving companies that Houlihan Lokey deemed relevant. The illustrative private financing transactions were selected because they involved issuers that were, based on Houlihan Lokey’s experience and judgment, deemed to be similar to Tectonic in one or more respects, including the phase of development, therapeutic category and therapeutic indication of the applicable company’s lead product. No specific numeric or other similar criteria were used to select the illustrative private financing transactions, and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria.

The financial data reviewed included amount raised, total capital raised, pre-money enterprise value and post-money enterprise value, which were based on public information available at the time of the announcement. The private financing transactions and corresponding data were:

(Dollars in millions)
Announced Date	Company	Financing Round	Amount Raised	Total Capital Raised	Pre-Money Value	Post- Money Value
Cardiovascular

10/31/23	Imagine Pharma, Inc.	Series A	$32.5	$40.0	NA	NA
10/17/23	Amplifier Therapeutics	Series A	$33.3	$33.3	NA	NA
12/14/22	XyloCor Therapeutics	Series A1	$12.0	$54.5	$62.6	$74.6
1/20/21	XyloCor Therapeutics	Series A1	$22.6	$42.5	$40.0	$62.6
8/19/22	Rivus Pharmaceuticals	Series B	$132.0	$167.0	$300.0	$432.0
7/20/21	Rivus Pharmaceuticals	Series A	$35.0	$35.0	$15.0	$50.0
6/1/22	Mineralys	Series B	$118.0	$158.0	$150.0	$268.0
1/18/22	Mineralys	Series A	$40.0	$40.0	$37.5	$77.5
12/20/21	Armgo Pharma	Series B	$35.0	$40.0	$35.0	$70.0
9/22/21	CinCor Pharma	Series B	$142.9	$192.9	$230.0	$372.9
5/14/19	CinCor Pharma	Series A	$50.0	$50.0	$15.0	$65.0

(Dollars in millions)
Announced Date	Company	Financing Round	Amount Raised	Total Capital Raised	Pre-Money Value	Post- Money Value
8/31/21	Versanis Bio	Series A	$70.0	$70.0	$35.0	$105.0
3/1/21	Tenaya Therapeutics	Series C	$106.0	$248.0	$270.0	$376.0
10/3/19	Tenaya Therapeutics	Series B	$92.0	$142.0	$118.0	$210.0
1/14/21	Verve Therapeutics	Series B	$94.0	$215.5	$325.0	$419.0
1/11/20	Verve Therapeutics	Series A2	$63.0	$121.5	$130.0	$193.0
12/8/20	Edgewise Therapeutics	Series C	$95.0	$155.0	$200.0	$295.0
9/17/19	Edgewise Therapeutics	Series B	$50.0	$60.0	$60.0	$120.0
10/21/20	InCarda Therapeutics	Series C	$30.0	$77.9	$128.3	$158.3
8/14/19	Renovacor	Series A	$11.0	$11.0	$11.3	$22.3

Low			$11.0	$11.0	$11.3	$22.3
High			$142.9	$248.0	$325.0	$432.0
Median			$50.0	$65.0	$90.3	$139.2
Mean			$63.2	$97.7	$120.2	$187.3

Early Stage - GPCR

12/14/23	Deep Apple Therapeutics	Series A	$52.0	$57.0	NA	NA
7/11/23	Septerna	Series B	$150.0	$250.0	$170.0	$320.0
1/27/22	Septerna	Series A	$100.0	$100.0	$45.0	$145.0
4/20/23	Enveda Biosciences	Series B	$119.0	$175.0	$200.0	$319.0
6/22/21	Enveda Biosciences	Series A	$51.0	$56.0	$70.0	$100.1
2/15/23	Maxion Therapeutics	Series A	$15.9	$15.9	$13.7	$29.5
10/25/21	Pathios Therapeutics	Series A	$20.0	$35.2	$20.3	$36.5
11/28/22	Escient Pharmaceuticals	Series C	$120.0	$237.5	$130.0	$250.0
8/25/20	Escient Pharmaceuticals	Series B	$77.5	$117.5	$72.5	$150.0
8/1/22	Structure Therapeutics	Series B	$133.0	$191.0	$218.0	$351.0
3/11/20	Structure Therapeutics	Series A1	$26.0	$58.0	NA	NA
4/29/19	Structure Therapeutics	Series A	$32.0	$32.0	NA	NA
5/10/22	Domain Therapeutics	Series A	$42.0	$90.0	NA	NA
2/23/21	Teon Therapeutics	Series A	$30.0	$35.0	$35.0	$63.7
10/28/20	Longboard Pharmaceuticals	Series A	$56.0	$56.0	$45.0	$101.0
5/1/19	Confo Therapeutics	Series A	$33.1	$40.4	$14.9	$48.0

Low			$15.9	$15.9	$13.7	$29.5
High			$150.0	$250.0	$218.0	$351.0
Median			$51.5	$57.5	$57.5	$123.0
Mean			$66.1	$96.7	$86.2	$159.5

All Private Financings
Low			$11.0	$11.0	$11.3	$22.3
High			$150.0	$250.0	$325.0	$432.0
Median			$50.5	$59.0	$66.3	$132.5
Mean			$64.5	$97.2	$106.6	$176.2

“NA” refers to not available.

In its review of the illustrative private financing transactions, Houlihan Lokey considered, among other things, the fact that Tectonic’s lead program was in a Phase 1a trial in healthy volunteers, with plans to conduct Phase 1b and Phase 2 trials in patients with Group 2 PH / HFpEF. Houlihan Lokey also noted that the enterprise value for the companies in the illustrative private financing transactions involving companies with lead products in the cardiovascular therapeutic category ranged from $11.3 million to $325.0 million, and the enterprise value for the companies in the illustrative private financing transactions involving companies with lead products in early stages of development and a GPCR platform ranged from $13.7 million to $218.0 million. Taking into account the results of its illustrative private financing transactions analysis of Tectonic, including, among other things, its experience and professional judgment and the observed median post money enterprise value of the illustrative private financing transactions involving cardiovascular companies of $139.2 million, Houlihan Lokey selected an illustrative implied enterprise value reference range for Tectonic of $125.0 million to $175.0 million, which resulted in an aggregate illustrative implied equity value reference range for Tectonic pro forma for the private financings (in the Transaction) of $224.6 million to $274.6 million and an illustrative implied per share reference range for Tectonic pro forma for the private financings (in the Transaction) of $10.40 to $12.72.

Illustrative Implied Exchange Ratio Reference Range. Taking into account the AVROBIO Liquidation Analysis and Houlihan Lokey’s illustrative M&A transactions, illustrative IPO transactions and illustrative private financing transactions analyses for Tectonic, Houlihan Lokey (i) divided the low end of the implied per share reference range for Tectonic indicated by the applicable analysis by the high end of the implied per share reference range for AVBROBIO and (ii) divided the high end of the implied per share reference range for Tectonic indicated by the applicable analysis by the low end of the implied per share reference range for AVBROBIO, which indicated illustrative implied exchange ratio reference ranges of 0.58561962 to 0.77401431 shares of AVROBIO common stock for each share of Tectonic capital stock based on the illustrative M&A transactions analysis, 0.73232454 to 0.92907085 shares of AVROBIO common stock for each share of Tectonic capital stock based on the illustrative IPO transactions analysis and 0.65897208 to 0.85154258 shares of AVROBIO common stock for each share of Tectonic capital stock based on the illustrative private financings transactions analysis, in each case as compared to the assumed Exchange Ratio in the Merger pursuant to the Merger agreement of 0.74458326 shares of AVROBIO common stock for each share of Tectonic capital stock.

Other Matters

Houlihan Lokey was engaged by AVROBIO to provide an opinion to the AVROBIO Board as to the fairness, from a financial point of view, to AVROBIO of the Exchange Ratio provided for in the Merger pursuant to the Merger Agreement, after giving effect to the Related Transactions. AVROBIO engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, and for other purposes. Pursuant to its engagement by AVROBIO, Houlihan Lokey became entitled to an aggregate fee of $400,000 for its services, a portion of which became payable to Houlihan Lokey upon its retention by AVROBIO and the remainder of which became payable upon the delivery of its opinion. AVROBIO has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, AVROBIO, Tectonic, or any other party that may be involved in the Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to AVROBIO, Tectonic, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, during the past two years, Houlihan Lokey provided financial advisory services to a group of five clients, of which an affiliate of a security holder of Tectonic was a member of this group, for which Houlihan Lokey received compensation of approximately $350,000. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, AVROBIO, Tectonic, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Interests of AVROBIO’s Directors and Executive Officers in the Merger

In considering the recommendation of the AVROBIO Board with respect to issuing shares of AVROBIO common stock in the merger and the other matters to be acted upon by the AVROBIO stockholders at the special meeting, the AVROBIO stockholders should be aware that AVROBIO’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of AVROBIO stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The AVROBIO Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the merger, and to recommend that the AVROBIO stockholders approve the proposals to be presented to the AVROBIO stockholders for consideration at the special meeting as contemplated by this proxy statement/prospectus.

Ownership Interests

As of March 15, 2024, AVROBIO’s current non-employee directors and executive officers beneficially owned, in the aggregate, approximately 4,905,581 shares of AVROBIO common stock, which for purposes of this subsection excludes any AVROBIO shares issuable upon exercise or settlement of AVROBIO stock options or AVROBIO RSUs held by such individuals, and includes shares of AVROBIO common stock held by affiliates of such directors and officers. The affirmative vote of a majority of votes properly cast by the holders of AVROBIO common stock entitled to vote at the special meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 2, 4, 5, 6 and 7. The affirmative vote of the holders of a majority of the outstanding shares of AVROBIO common stock entitled to vote at the special meeting is required for approval of Proposal No. 3. As of March 15, 2024, certain AVROBIO stockholders who in the aggregate owned approximately 10.8% of the outstanding shares of AVROBIO have entered into a support agreement in connection with the merger. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger—Support Agreements” beginning on page 263 of this proxy statement/prospectus.

As noted above, certain AVROBIO stockholders affiliated with AVROBIO’s directors also currently hold shares of AVROBIO common stock. The table below sets forth the ownership of AVROBIO common stock by affiliates of AVROBIO’s directors as of March 15, 2024.

Name and address of beneficial owner	Number of Shares of Common Stock Held
Affiliates of Atlas Venture Fund(1)	4,541,381

(1)

Based in part on a Schedule 13D filed with the SEC on July 30, 2019 and a Form 4 filed with the SEC on February 18, 2020. 3,710,052 shares are held directly by Atlas Venture Fund X, L.P. (“Atlas Venture X”), 810,811 shares are held directly by Atlas Venture Opportunity Fund I, L.P. (“Atlas Venture Opportunity”) and 20,518 shares are held directly by Atlas Venture Associates X, L.P. (“AVA X LP”). AVA X LP is the general partner of Atlas Venture X, and Atlas Venture Associates X, LLC (“AVA X LLC”) is the general partner of AVA X LP. Atlas Venture Associates Opportunity I, L.P. (“AVA Opportunity LP”) is the general partner of Atlas Venture Opportunity and Atlas Venture Associates Opportunity I, LLC (“AVA Opportunity LLC”) is the general partner of AVA Opportunity LP. Bruce Booth is a member of AVA X LLC and AVA

Opportunity LLC and a member of the AVROBIO Board. Dr. Booth disclaims beneficial ownership of such shares, except to the extent of his proportionate pecuniary interest therein, if any. The address for Atlas Venture X is 300 Technology Square, 8th Floor, Cambridge, MA 02139.

Treatment of AVROBIO Stock Options and AVROBIO RSUs

Each AVROBIO in-the-money option that is outstanding immediately prior to the effective time that is held by a current AVROBIO employee, director, or consultant of AVROBIO as of the date hereof will be accelerated in full effective as of the effective time and (ii) each AVROBIO in-the-money option that is unexpired, unexercised and outstanding as of immediately prior to the effective time and is held by a current AVROBIO employee, director or consultant as of the date of the execution of the Merger Agreement and who is a signatory to the lock-up agreement, will survive the closing and remain outstanding and exercisable until six months after the expiration of the Restricted Period (as defined in the signatory’s respective lock-up agreement).

Further, the Merger Agreement provides that 50% of certain specified unexpired, unexercised and unvested AVROBIO options that remain outstanding as of immediately prior to the Effective Time (the “Specified Options”) (A) that are held by a current employee, director, or consultant of AVROBIO as of the date of the Merger Agreement will be accelerated in full effective as of immediately prior to the effective time, and (B) each Specified Option that is unexpired, unexercised, and outstanding as of immediately prior to the effective time and is held by a current employee, director or consultant of AVROBIO as of the date of the Merger Agreement who is or will be party to a lock-up agreement will remain outstanding and exercisable until six months after the expiration of the applicable Restricted Period (as defined in the signatory’s respective lock-up agreement). The Specified Options are certain out-of-the-money options held by certain members of AVROBIO management as of the date of the Merger Agreement.

In addition, under the Merger Agreement, all outstanding AVROBIO RSUs that vest solely on the basis of time will be accelerated in full as of immediately prior to the effective time. In addition, the Merger Agreement provides that for each outstanding and unsettled AVROBIO RSU that vests solely on the basis of time (including any AVROBIO RSUs accelerated in connection with this merger), the holder will receive, immediately prior to the effective time a number of shares of AVROBIO common stock equal to the number of vested and unsettled shares underlying such AVROBIO RSUs (less a number of shares of AVROBIO common stock equal to the tax withholding obligations).

Equity Interests of AVROBIO Executive Officers and Directors

The table below sets forth information regarding the AVROBIO stock options and RSUs held as of March 15, 2024 by the individuals who are AVROBIO’s executive officers and AVROBIO’s current non-employee directors. The number of shares of AVROBIO common stock underlying such AVROBIO options and AVROBIO RSUs and, with respect to stock options, the applicable exercise prices of such options will be adjusted appropriately to reflect the proposed reverse stock split.

Names	Shares Under Outstanding Options	Shares Under Restricted Stock Units
Directors:
Bruce Booth, D.Phil	93,712	—
Ian Clark	172,734	—
Phillip Donenberg	112,455	—
Gail Farfel	98,037	—
Annalisa Jenkins, M.B.B.S., F.R.C.P.	133,223	—
Christopher Paige, Ph.D.	93,712	—
Philip Vickers, Ph.D.	112,455	—

Names	Shares Under Outstanding Options	Shares Under Restricted Stock Units
Executive Officers:
Erik Ostrowski	1,067,000	190,249
Steven Avruch	766,336	98,499
Azadeh Golipour	524,497	130,171
Essra Ridha	458,000	98,499

The aggregate value of in-the-money AVROBIO options and RSUs that will be subject to accelerated vesting is $1.1 million for executive officers and $0.1 million for directors, assuming $1.33 per share of AVROBIO common stock, which reflects the average closing market price of AVROBIO’s common stock over the first five trading days ending three trading days prior to the first public announcement of the transaction. In addition, the executive officers and directors hold an aggregate of 447,500 shares subject to Specified Options.

Director Positions Following the Merger

The AVROBIO Board currently consists of seven members and is currently divided into three classes of directors with three directors in Class I, two directors in Class II and two directors in Class III. Each director serves for a term ending on the date of the third annual meeting following the annual meeting at which he or she was elected and until his or her successor is duly elected and qualified. The terms and members of each class of directors are as follows:

•	the class I directors are Gail Farfel, Ph.D., Christopher Paige, Ph.D. and Philip Vickers, Ph.D., and their terms will expire at the annual meeting of stockholders to be held in 2025;

•	the class II directors are Ian Clark and Annalisa Jenkins, M.B.B.S., F.R.C.P., and their terms will expire at the annual meeting of stockholders to be held in 2026; and

•	the class III directors are Bruce Booth, D.Phil. and Phillip Donenberg, and their terms will expire at the annual meeting of stockholders to be held in 2024.

Following the merger, one of the current AVROBIO directors will serve as a director of the combined company, and the combined company’s directors will consist of six members, with five directors designated by Tectonic, who are Terrance McGuire, Alise Reicin, Timothy A. Springer, Praveen Tipirneni and Stefan Vitorovic, and one director designated by AVROBIO, who is Phillip Donenberg.

There are no family relationships among any of the current AVROBIO directors and executive officers, and there are no family relationships among any of the proposed combined company directors and officers.

Indemnification and Insurance

For a discussion of the indemnification and insurance provisions related to the AVROBIO directors and officers under the Merger Agreement, please see the section titled “The Merger Agreement—Indemnification and Insurance for Directors and Officers” beginning on page 254 of this proxy statement/prospectus.

Director Compensation

AVROBIO compensates its non-employee directors for their service on the AVROBIO Board pursuant to its director compensation program. Non-employee members of the AVROBIO Board receive cash compensation, payable in quarterly installments, in arrears following the end of each quarter in which service occurred, prorated based on the number of actual days served by the director during such calendar quarter. Pursuant to the director compensation program, non-employee directors are also eligible to receive initial and annual grants of stock options. Each initial stock option granted to AVROBIO’s non-employee directors, vests and becomes exercisable in 36 equal monthly installments over a three-year period; provided, however, that all vesting shall cease if the director resigns from the AVROBIO Board or otherwise ceases to serve as a director of AVROBIO. Each annual stock option granted to AVROBIO’s non-employee directors, vests and becomes exercisable in full upon the earlier to occur of the first anniversary of the date of grant or the date of the next annual meeting. AVROBIO also reimburses its non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending its board of director and committee meetings.

Executive Severance Arrangements

Erik Ostrowski

Mr. Ostrowski’s employment agreement provides that, in the event that his employment is terminated by AVROBIO without “cause” or by Mr. Ostrowski with “good reason” (as each term is defined in his employment agreement), subject to the execution and effectiveness of a separation agreement and release, he will be entitled to receive (i) an amount equal to 75% of his base salary less any amount paid to Mr. Ostrowski in the same calendar year under the Employee Confidentiality, Assignment and Noncompetition Agreement, provided that Mr. Ostrowski has not breached any of the confidentiality, noncompetition or cooperation provisions set forth in, or incorporated into, the employment agreement, payable in equal installments over nine months in accordance with AVROBIO’s normal payroll cycle, (ii) if Mr. Ostrowski was participating in AVROBIO’s group health plan and elects COBRA health continuation, a monthly cash payment equal to the monthly employer contribution that AVROBIO would have made to provide health insurance to Mr. Ostrowski had he remained employed with AVROBIO for up to nine months, and (iii) acceleration of vesting of all stock options and other stock based awards held by Mr. Ostrowski that would have vested if he had remained employed by AVROBIO for an additional nine months following the date of termination.

Under the employment agreement, in the event of a “change in control” (as defined in his employment agreement) all time-based stock options and other stock-based awards granted to Mr. Ostrowski at least 12 months prior to the effective date of the employment agreement shall accelerate and become fully exercisable or non-forfeitable immediately prior to the change in control. In addition, in the event that Mr. Ostrowski’s employment is terminated by AVROBIO without “cause” or by Mr. Ostrowski for “good reason,” in each case, within three months prior to or 18 months after a “change in control,” subject to the execution and effectiveness of a separation agreement and release, he will be entitled to receive (i) a lump sum amount equal to 100% of the sum of his current base salary (or his base salary in effect immediately prior to the change in control if higher) plus his target bonus for that year, less any amount paid to Mr. Ostrowski in the same calendar year under the Employee Confidentiality, Assignment and Noncompetition Agreement, (ii) if Mr. Ostrowski was participating in AVROBIO’s group health plan and elects COBRA health continuation, a monthly cash payment equal to the monthly employer contribution that AVROBIO would have made to provide health insurance to Mr. Ostrowski had he remained employed with AVROBIO for up to 12 months, and (iii) full acceleration of vesting of all time-based stock options and other time-based stock-based awards held by Mr. Ostrowski.

Azadeh Golipour

Dr. Golipour’s employment agreement provides that, in the event that her employment is terminated by AVROBIO without “cause” or by Dr. Golipour with “good reason” (as each term is defined in her employment agreement), subject to the execution and effectiveness of a separation agreement and release, she will be entitled to receive (i) an amount equal to 75% of her base salary less any garden leave pay paid to Dr. Golipour in the same calendar year under the Employee Confidentiality, Assignment and Noncompetition Agreement, provided that Dr. Golipour has not breached any of the confidentiality, noncompetition or cooperation provisions set forth in, or incorporated into, the employment agreement, payable in equal installments over nine months in accordance with AVROBIO’s normal payroll cycle, (ii) if Dr. Golipour was participating in AVROBIO’s group health plan and elects COBRA health continuation, a monthly cash payment equal to the monthly employer contribution that AVROBIO would have made to provide health insurance to Dr. Golipour had she remained employed with AVROBIO for up to nine months, and (iii) acceleration of vesting of all stock options and other stock based awards held by Dr. Golipour that would have vested if she had remained employed by AVROBIO for an additional nine months following the date of termination.

In addition, in the event that Dr. Golipour’s employment is terminated by AVROBIO without “cause” or by Dr. Golipour for “good reason,” in each case, within three months prior to or 18 months after a “change in control” (as defined in her employment agreement), subject to the execution and effectiveness of a separation agreement and release, she will be entitled to receive (i) a lump sum amount equal to 100% of the sum of her current base salary (or her base salary in effect immediately prior to the change in control if higher) plus her target bonus for that year, less any amount paid to Dr. Golipour in the same calendar year under the Employee Confidentiality, Assignment and Noncompetition Agreement, (ii) if Dr. Golipour was participating in AVROBIO’s group health plan and elects COBRA health continuation, a monthly cash payment equal to the monthly employer contribution that AVROBIO would have made to provide health insurance to Dr. Golipour had she remained employed with AVROBIO for up to 12 months, and (iii) full acceleration of vesting of all time-based stock options and other time-based stock-based awards held by Dr. Golipour.

Essra Ridha

Dr. Ridha’s employment agreement provides that, in the event that her employment is terminated by AVROBIO without “cause” or by Dr. Ridha with “good reason” (as each term is defined in her employment agreement), subject to the execution and effectiveness of a separation agreement and release, she will be entitled to receive (i) an amount equal to 75% of her base salary, (ii) nine (9) months of benefits allowance, which would include medical, dental, vision, and leisure travel insurance benefits, and (iii) acceleration of vesting of all stock options and other stock based awards held by Dr. Ridha that would have vested if she had remained employed by AVROBIO for an additional nine months following the date of termination. In addition, in the event that Dr. Ridha’s employment is terminated by AVROBIO without “cause” or by Dr. Ridha for “good reason,” in each case, within three months prior to or 18 months after a “change in control” (as defined in her employment agreement), subject to the execution and effectiveness of a separation agreement and release, she will be entitled to receive (i) a lump sum amount equal to 100% of the sum of her current base salary (or her base salary in effect immediately prior to the change in control if higher) plus her target bonus for that year, (ii) 12 months of benefits allowance, which would include medical, dental, vision, and leisure travel insurance benefits, and (iii) full acceleration of vesting of all time-based stock options and other time-based stock-based awards held by Dr. Ridha.

Executive Retention Bonuses

On June 9, 2023, the AVROBIO Compensation Committee approved cash retention bonuses for each of Mr. Ostrowski, Dr. Golipour and Dr. Ridha. The Retention Bonuses were payable to each of Mr. Ostrowski, Dr. Golipour and Dr. Ridha, subject to each executive continuing to be employed by AVROBIO as of December 31, 2023. The amount of the retention bonuses payable to each of Mr. Ostrowski, Dr. Golipour and Dr. Ridha equaled to (i) 125% of each executive’s base salary for calendar year 2023 as in effect on June 9, 2023 (except that, in the case of Mr. Ostrowski, such calculation was based on his base salary in effect as of July 1, 2023), plus (ii) 125% of each executive’s target 2023 annual bonus as in effect on June 9, 2023 (except that, in the case of Mr. Ostrowski, such calculation was based on his target 2023 annual bonus in effect for the six month period commencing July 1, 2023), in each case pro-rated for the period of time from June 9, 2023 to December 31, 2023.

Golden Parachute Compensation

The following table and related footnotes present information about the compensation payable to AVROBIO’s named executive officers in connection with the merger. The compensation shown in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each named executive officer that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. AVROBIO’s named executive officers who are no longer employed by AVROBIO have been excluded from the table below and will not receive any “golden parachute” compensation in connection with the Merger.

The values in the table below are based on the following assumptions:

•

the relevant price per share of AVROBIO common stock is approximately $1.33, which reflects the average closing market price of AVROBIO’s common stock over the first five trading days ending three trading days prior to the first public announcement of the transaction;

•

each of AVROBIO’s named executive officers who is currently employed by AVROBIO will remain employed through the closing of the merger, and that their employment is terminated without “cause” or by the executive officer for “good reason” as of immediately following the effective time of the merger on March 15, 2024 (in each case, referred to as a “qualifying termination”);

•

each of AVROBIO’s named executive officers holds the outstanding equity awards that were held by such AVROBIO named executive officer as of March 15, 2024, the latest practicable date before the filing of this proxy statement; and

•	that the base salary, target annual incentive compensation, and health and welfare benefit elections of each AVROBIO named executive officer remains the same as of March 15, 2024.

The following table and footnotes describe payments and benefits that will be paid solely based on the closing of merger (“single-trigger payments”), and payments and benefits that will be paid based on the closing of the merger and a qualifying termination following the merger (“double-trigger payments”).

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Erik Ostrowski	829,250	301,288	26,918	1,157,456
Geoff MacKay(4)	—	—	—	—
Azadeh Golipour	607,500	209,218	9,173	825,891
Essra Ridha(5)	714,380	171,270	3,671	889,321

(1)

Amount represents a lump sum amount equal to 100% of the sum of the named executive officer’s current base salary (or base salary in effect immediately prior to the change in control if higher) plus target bonus for that year, which amounts are double trigger payments.

(2)

Amount represents the estimated consideration payable with respect to all AVROBIO stock options and other AVROBIO stock-based awards held by AVROBIO’s named executive officers upon a qualifying termination of employment in connection with the merger, as discussed above under “—Executive Severance Arrangements.” The consideration payable with respect to such awards are double-trigger payments.

(3)

Amount represents the estimated value of reimbursement of COBRA premiums for health benefit coverage, in an amount equal to the monthly employer contribution that AVROBIO would have made to provide health insurance to Mr. Ostrowski and Dr. Golipour had the executive remained employed with AVROBIO until the earliest of 12 months following the date of termination, based on the costs of coverage and benefit elections in effect as of March 15, 2024. For Dr. Ridha, this amount represents 12 months of benefits allowance, which would include medical, dental, vision, and leisure travel insurance benefits. Such amounts are double-trigger payments.

(4)	Due to his separation with AVROBIO, effective as of May 1, 2023, Mr. MacKay is ineligible for severance benefits in connection with the merger.
(5)	Amounts in the Cash and Perquisites/Benefits columns were converted from GBP to USD using the exchange rate as of February 1, 2024 (1 GBP = 1.2745 USD).

Limitations of Liability and Indemnification

In addition to the indemnification obligations required by AVROBIO’s charter and bylaws, AVROBIO has entered into indemnification agreements with each of its directors and officers. These agreements provide for the indemnification of AVROBIO’s directors and executive officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of AVROBIO. AVROBIO believes that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Interests of Tectonic’s Directors and Executive Officers in the Merger

In considering the recommendation of the Tectonic Board with respect to approving the merger, stockholders should be aware that Tectonic’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Tectonic stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The Tectonic Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the merger, and to recommend that the Tectonic stockholders approve the merger.

Tectonic Pre-Closing Financing

Certain of Tectonic’s directors participated, or are affiliated with entities that participated, in the private financings, including Timothy A. Springer, Andrew Kruse, Stefan Vitorovic and Terrance McGuire.

Ownership Interests

As of December 31, 2023, Tectonic’s current non-employee directors and executive officers beneficially owned, in the aggregate approximately 90.5% of the outstanding shares of Tectonic capital stock, which for purposes of this subsection excludes any Tectonic shares issuable upon exercise or settlement of Tectonic stock options held by such individual. Each of Tectonic’s officers, directors and affiliated stockholders have also entered into a support agreement in connection with the merger. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger—Support Agreements” beginning on page 263 of this proxy statement/prospectus.

Treatment of Tectonic Options

Under the terms of the Merger Agreement, each option to purchase shares of Tectonic common stock that is outstanding and unexercised immediately prior to the effective time under the Tectonic Equity Incentive Plan and that, following assumption by AVROBIO at the effective time, whether or not vested, will be converted into an option to purchase shares of AVROBIO common stock. AVROBIO will assume the Tectonic Equity Incentive Plan, as amended, and each such outstanding option to purchase shares of Tectonic common stock in accordance with the terms (as in effect as of the date of the Merger Agreement) of the Tectonic Equity Incentive Plan and the terms of the stock option agreement by which such option to purchase shares of Tectonic common stock is evidenced.

As of December 31, 2023, Alise Reicin, Tectonic’s Chief Executive Officer and a member of the Tectonic Board, held stock options granted pursuant to the Tectonic Equity Incentive Plan to purchase 416,304 shares of Tectonic’s common stock, of which 107,190 options have been exercised, and 20,468 shares of Tectonic Common Stock issued upon such exercises remain subject to vesting. Marcella K. Ruddy, Tectonic’s Chief Medical Officer, held stock options granted pursuant to the Tectonic Equity Incentive Plan to purchase 177,233 shares of Tectonic’s common stock. Christian Cortis, Tectonic’s Chief Operating Officer and Chief Financial

Officer, held stock options granted pursuant to the Tectonic Equity Incentive Plan to purchase 336,359 shares of Tectonic’s common stock. Praveen Tipirneni, a member of the Tectonic Board, held stock options granted pursuant to the Tectonic Equity Incentive Plan to purchase 22,765 shares of Tectonic’s common stock.

Management Following the Merger

As described in the section captioned “Management Following the Merger” beginning on page 427 of this proxy statement/prospectus certain of Tectonic’s directors and executive officers are expected to become the directors and executive officers of the combined company upon the closing of the merger.

Indemnification and Insurance

For a discussion of the indemnification and insurance provisions related to the Tectonic directors and officers under the Merger Agreement, please see the section titled “The Merger Agreement—Indemnification and Insurance for Directors and Officers” beginning on page 254 of this proxy statement/prospectus.

Form of the Merger

Subject to the terms and conditions of the Merger Agreement, and in accordance with Delaware law, at the completion of the merger, Merger Sub, a wholly owned subsidiary of AVROBIO formed by AVROBIO in connection with the merger, will merge with and into Tectonic, with Tectonic surviving as a wholly owned subsidiary of AVROBIO.

Merger Consideration and Adjustment

At the effective time, upon the terms and subject to the conditions set forth in the Merger Agreement, each outstanding share of Tectonic common stock (including shares of Tectonic common stock issued upon conversion of Tectonic preferred stock as well as the private financing shares and the Company SAFEs) (excluding shares to be canceled pursuant to the Merger Agreement and excluding dissenting shares) will be automatically converted solely into the right to receive a number of shares of AVROBIO common stock equal to the exchange ratio described in more detail in the sections titled “The Merger Agreement—Merger Consideration” and “The Merger Agreement—Exchange Ratio” beginning on pages 239 and 240, respectively, of this proxy statement/prospectus.

No fractional shares of AVROBIO common stock will be issued in connection with the merger, and no certificates or scrip for any such fractional shares will be issued. Any fractional shares of AVROBIO common stock resulting from the conversion of shares of Tectonic common stock (including shares of Tectonic common stock issued upon conversion of Tectonic preferred stock as well as the private financing shares and the Company SAFEs) into the right to receive a number of AVROBIO common stock equal to the exchange ratio or from the settlement of Tectonic options pursuant to the Merger Agreement (after aggregating all fractional shares of AVROBIO common stock issuable to such holder) will be rounded to the nearest whole share of AVROBIO common stock, with no cash being paid for any fractional share of AVROBIO common stock eliminated by such rounding.

Calculation of AVROBIO’s Net Cash

Pursuant to the terms of the Merger Agreement, AVROBIO’s “net cash” means, as of the cash determination time (which is as of 11:59 p.m. Eastern Time on the last business day prior to the anticipated closing date) the sum (without duplication) of the following:

•

AVROBIO’s cash and cash equivalents and marketable securities as of immediately prior to the closing and determined in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with AVROBIO’s financial statements;

plus:

•	certain of AVROBIO’s prepaid expenses and deposits of AVROBIO and its subsidiaries;

minus:

•	the sum of certain cash payments actually required to be made by AVROBIO under its contractual obligations to the extent unpaid as of immediately prior to closing;

minus:

•

AVROBIO’s unpaid liabilities as of the date of closing required to be set forth on a balance sheet calculated in accordance with GAAP, in each case determined in accordance with GAAP and, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with AVROBIO’s financial statements (which shall include, without limitation, all indebtedness for borrowed money, liabilities evidenced by bonds, debentures, notes or similar instruments, liabilities upon which interest charges are customarily paid, liabilities in respect of liabilities of others that are secured by any lien or security interest on AVROBIO’s property, liabilities for taxes relating to the disposition of AVROBIO’s pre-closing assets, and any guarantees relating to each of the foregoing);

minus:

•	AVROBIO’s transaction expenses to the extent unpaid as of the closing;

minus:

•

the unpaid cash cost of change in control payments, severance payments, bonus payments, retention or similar payments payable to AVROBIO’s employees (whether “single” or “double” trigger) (including, without limitation, (a) a reasonable estimate of payment or reimbursement by AVROBIO for continued coverage under any employee benefit plan in existence immediately prior to the closing (excluding any such plan contemplated by the Incentive Plan Proposal and the ESPP Proposal) and (b) including the employer portion of any employment, payroll, or similar taxes with respect to all such compensation);

minus:

•	all liabilities related to AVROBIO or any of its subsidiaries’ payment obligations pursuant to any real estate leases;

minus:

•	any unpaid premium (a) associated with obtaining a “tail policy” on AVROBIO’s existing directors’ and officers’ liability insurance policy and (b) the clinical trial liability insurance tail policy;

minus:

•

any unpaid taxes of AVROBIO and its subsidiaries for tax periods (or portions thereof) ending on or before the closing and which are accrued in accordance with GAAP as of immediately prior to the closing (unless otherwise required by law);

minus:

•

all unpaid costs and expenses (including a reasonable estimate of any taxes) relating to the winding down of any portion of AVROBIO’s pre-closing business, which is either not to be held for sale after the date of closing or subject to the terms of the CVR Agreement;

minus:

•

any unpaid income withholding taxes or employer portion of payroll or employment taxes incurred in connection with the grant, exercise, conversion, settlement or cancellation of any RSUs, options, equity compensation and other change in control or severance payments (including any bonuses payable);

minus:

•	all withholding and other taxes payable in connection with the distribution of any CVRs to any former AVROBIO stockholder;

minus:

•

all amounts paid prior to or actually incurred as of, the closing not otherwise already reducing cash and cash equivalents, by AVROBIO as a result of any litigation against AVROBIO and/or its directors relating to the Merger Agreement or the transactions contemplated therein;

plus

•	any amounts of the transaction expenses payable by Tectonic pursuant to the Merger Agreement that are paid by AVROBIO or its subsidiaries prior to the closing; and

minus

•	80% of the IP Expense Fund (as defined in the CVR Agreement).

No later than five business days prior to the anticipated closing date, AVROBIO will deliver to Tectonic a net cash schedule setting forth, in reasonable detail, AVROBIO’s good faith estimated calculation of its net cash at the cash determination time, prepared and certified by AVROBIO’s Chief Financial Officer (or if there is no chief financial officer, the principal financial and accounting officer), and, if requested, the relevant work papers and back-up materials used or useful in preparing the net cash schedule. No later than three business days after delivery of the cash determination time (the last day of such period referred to as the response date), Tectonic will have the right to dispute any part of the net cash schedule by delivering a written notice to that effect to AVROBIO (referred to herein as a dispute notice). Any dispute notice will identify, in reasonable detail and, to the extent known, the nature and amounts of any proposed revisions to AVROBIO’s net cash calculation, and will be accompanied by reasonably detailed materials supporting the basis for such revisions.

If, on or prior to the response date, Tectonic disputes the net cash schedule, the parties shall attempt in good faith to resolve the disputed items and negotiate an agreed-upon determination of net cash. If the parties are unable to negotiate an agreed-upon determination of net cash or any component thereof within three days after the delivery of Tectonic’s dispute notice, any remaining disagreements will be referred to an independent auditor of recognized national standing mutually agreed upon by AVROBIO and Tectonic. The determination of the amount of net cash made by such auditor shall be final and binding on AVROBIO and Tectonic.

AVROBIO’s net cash balance is subject to numerous factors, some of which are outside of AVROBIO’s control. The actual amount of net cash will depend significantly on the timing of the closing. In addition, the closing could be delayed if AVROBIO and Tectonic are not able to agree upon the amount of AVROBIO’s net cash as of the cash determination time.

Procedures for Exchanging Stock Certificates

Prior to the closing date, AVROBIO and Tectonic will select an exchange agent and, at the effective time, AVROBIO will deposit with the exchange agent evidence of book-entry shares representing the shares of AVROBIO common stock issuable pursuant to the terms of the Merger Agreement in exchange for shares of Tectonic common stock (including shares of Tectonic common stock issued upon conversion of Tectonic preferred stock as well as the private financing shares and the Company SAFEs) (excluding shares to be canceled pursuant to the Merger Agreement and excluding dissenting shares).

Promptly after the effective time, the exchange agent will mail to each record holder of Tectonic common stock (including shares of Tectonic common stock issued upon conversion of Tectonic preferred stock as well as the private financing shares and the Company SAFEs) (excluding shares to be canceled pursuant to the Merger

Agreement and excluding dissenting shares) (i) a letter of transmittal and (ii) instructions for surrendering the record holder’s stock certificates in exchange for the merger consideration. Upon delivery to the exchange agent of a duly executed letter of transmittal in accordance with the exchange agent’s instructions and the declaration for tax withholding purposes, the surrender of the record holder’s stock certificates, if applicable, and delivery to the exchange agent of such other documents as may be reasonably required by the exchange agent or AVROBIO, the record holder of such stock certificates or book-entry shares, as applicable, will be entitled to receive in exchange therefor book-entry shares representing the number of whole shares of AVROBIO common stock issuable to such holder pursuant to the Merger Agreement. The surrendered certificates representing shares of Tectonic common stock or Tectonic preferred stock will be canceled.

After the effective time, each certificate representing Tectonic common stock or Tectonic preferred stock that has not been surrendered will represent only the right to receive shares of AVROBIO common stock issuable pursuant to the Merger Agreement to which the holder of any such certificate is entitled.

HOLDERS OF TECTONIC COMMON STOCK OR TECTONIC PREFERRED STOCK SHOULD NOT SEND IN THEIR TECTONIC STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF TECTONIC STOCK CERTIFICATES.

Effective Time

The Merger Agreement requires the parties to consummate the merger as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by the Tectonic stockholders and the approval by the AVROBIO stockholders of the issuance of AVROBIO common stock and the other transactions proposed under the Merger Agreement, other than those conditions that by their nature are to be satisfied at the closing. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by AVROBIO and Tectonic and specified in the certificate of merger. Neither AVROBIO nor Tectonic can predict the exact timing of the consummation of the merger.

Regulatory Approvals

In the United States, AVROBIO must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of AVROBIO common stock to Tectonic stockholders in connection with the transactions contemplated by the Merger Agreement and the filing of this proxy statement/prospectus with the SEC. AVROBIO does not intend to seek any regulatory approval from antitrust authorities to consummate the transactions.

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion is a summary of U.S. federal income tax considerations for certain U.S. Holders (as defined below) of Tectonic common stock who exchange shares of Tectonic common stock for shares of AVROBIO common stock pursuant to the merger. This section applies only to persons that hold their Tectonic common stock as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion is a summary only and does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including, without limitation:

•	brokers, dealers or traders in securities, banks, insurance companies, other financial institutions or mutual funds;

•	real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations;

•

controlled foreign corporations, passive foreign investment companies, pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);

•	persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction or other integrated transaction;

•	persons who hold their shares in individual retirement accounts or other tax-deferred accounts;

•	persons that have a functional currency other than the U.S. dollar;

•	taxpayers that are subject to the mark-to-market accounting rules;

•	persons who hold shares of Tectonic common stock that constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to Tectonic common stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons that hold securities in Tectonic as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

•	persons holding Tectonic common stock who exercise dissenters’ rights;

•

persons who acquired their shares of Tectonic common stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and

•	expatriates or former citizens or long-term residents of the United States.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation. In addition, this discussion does not address (i) the tax consequences of transactions effectuated before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, transactions in which shares of Tectonic common stock are acquired or disposed of other than in exchange for shares of AVROBIO common stock in the merger; (ii) the tax consequences to holders of preferred stock, options, warrants, RSUs, SAFEs or other equity securities or (iii) the tax consequences of the ownership of shares of AVROBIO common stock following the merger.

If any entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Tectonic common stock, the tax treatment of such partnership and any person treated as a partner of such partnership will generally depend on the status and activities of the partner and the activities of the partnership. Partnerships holding any Tectonic common stock and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the merger to them.

Tax Characterization of the Merger

In reliance on the representation letters of AVROBIO and Tectonic that will be delivered to each of Goodwin and Cooley, and subject to the assumptions, qualifications and limitations described herein and in the opinions included as Exhibit 8.1 and Exhibit 8.2 hereto, each of Goodwin, as counsel to AVROBIO, and Cooley, as counsel to Tectonic, is of the opinion that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is not, however, a condition to AVROBIO’s obligation or Tectonic’s obligation to complete the merger that the merger so qualifies. Additionally, the opinions described above are based on the law in effect on the dates of the opinions and assume that there will be no change in applicable law between such date and the time of the merger. If any of the assumptions, representations or covenants on which any opinion is based is or becomes incorrect, incomplete, inaccurate or is otherwise not complied with, the validity of the opinions described above may be adversely affected and the tax consequences of the merger could differ from those described herein.

On the basis of the tax opinions referenced above, AVROBIO and Tectonic intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In addition, each of AVROBIO and Tectonic agrees in the Merger Agreement to use reasonable best efforts (and each shall cause its Affiliates) to cause the merger to qualify as a reorganization, including, under certain circumstances, changing the structure of the merger.

Neither AVROBIO, Tectonic, nor Merger Sub intends to obtain a ruling from the IRS on the tax consequences of the merger, including any ruling regarding qualification of the merger as a reorganization within the meaning of Section 368(a) of the Code. An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court. Accordingly, there can be no assurance that the IRS will not assert that the merger fails to qualify as a reorganization (or otherwise disagree with the conclusions set forth in such opinions) or that a court would not sustain such a challenge. If the IRS were to successfully challenge the “reorganization” status of the merger, the tax consequences would vary significantly from those set forth in this proxy statement/prospectus.

The remainder of this discussion assumes that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code.

Material U.S. Federal Income Tax Consequences for U.S. Holders

As used herein, a “U.S. Holder” is a beneficial owner of Tectonic common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any State thereof or the District of Columbia or otherwise treated as a U.S. tax resident for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more “U.S. persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

Effects of the Merger to U.S. Holders of Tectonic Common Stock

Assuming, consistent with the tax opinions described above, that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. Holders of Tectonic common stock who exchange all of their shares of Tectonic common stock for AVROBIO common stock generally will not recognize any gain or loss on such exchange for U.S. federal income tax purposes. In such case, each U.S. Holder’s aggregate tax basis in the shares of AVROBIO common stock received in the merger will equal such U.S. Holder’s aggregate adjusted tax basis in the shares of Tectonic common stock surrendered in the merger. The holding period of the shares of AVROBIO common stock received by a U.S. Holder in the merger will include such U.S. Holder’s holding period for the shares of Tectonic common stock surrendered in the merger. If a U.S. Holder holds different blocks of Tectonic common stock (generally, Tectonic common stock acquired on different dates or at different prices), such U.S. Holder should consult its tax advisor with respect to the determination of the tax bases and/or holding periods of the shares of AVROBIO common stock received in the merger.

Notwithstanding the tax opinions described above, if the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. Holder of Tectonic common stock who exchanges shares of Tectonic common stock for AVROBIO common stock generally would be required to recognize gain or loss equal to the difference, if any, between (i) the fair market value as of the effective time of the AVROBIO common stock received by such U.S. Holder and (ii) such U.S. Holder’s adjusted tax basis in the Tectonic common stock exchanged therefor. Such gain or loss would be capital gain or loss and generally would be long-term capital gain or loss if the U.S. Holder’s holding period for such shares of Tectonic common stock exceeds one year. Net short-term capital gain generally is taxed at regular ordinary income tax rates. Long-term capital gain recognized by non-corporate U.S. Holders may be taxed at reduced rates. The deductibility of capital losses is subject to limitations. In addition, if the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. Holder would have an aggregate tax basis in any AVROBIO common stock received in the merger that is equal to the fair market value of such AVROBIO common stock as of the effective time, and the holding period of such AVROBIO common stock would begin on the day following the merger.

Reporting Requirements

Assuming, consistent with the tax opinions described above, that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, each U.S. Holder that is a “significant transferor” must include a statement on or with such transferor’s U.S. federal income tax return for the taxable year of the merger. For this purpose, a significant transferor is generally a person that transferred property to a corporation and received stock of the transferee corporation if, immediately after the exchange, such person (i) owns at least five percent (5%) (by vote or value) of the total outstanding stock of the transferee corporation if the stock owned by such person is publicly traded, or (ii) owned at least one percent (1%) (by vote or value) of the total outstanding stock of the transferee corporation if the stock owned by such person is not publicly traded. It is expected that the AVROBIO common stock will be publicly traded for this purpose.

THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE MERGER IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED AS, TAX ADVICE. DETERMINING THE ACTUAL TAX CONSEQUENCES OF THE MERGER TO YOU MAY BE COMPLEX AND WILL DEPEND ON YOUR SPECIFIC SITUATION AND ON FACTORS THAT ARE NOT WITHIN AVROBIO’S KNOWLEDGE OR CONTROL. YOU SHOULD CONSULT YOUR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO YOUR SPECIFIC SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION.

Nasdaq Stock Market Listing

Shares of AVROBIO common stock are currently listed on Nasdaq under the symbol “AVRO.” AVROBIO has agreed to use commercially reasonable efforts to cause the shares of AVROBIO common stock being issued in the merger to be approved for listing on Nasdaq at or prior to the effective time. It is a condition of the consummation of the merger that AVROBIO receive confirmation from Nasdaq that the combined company has been approved for listing on Nasdaq, but there can be no assurance such listing condition will be met or that AVROBIO will obtain such confirmation from Nasdaq by the date of the special meeting or at all. This condition is waivable but only to the extent permitted by law and only with the written waiver of each of AVROBIO, Tectonic and Merger Sub. In the event AVROBIO common stock to be issued in the merger is not approved for listing on Nasdaq, it is possible that AVROBIO, Tectonic and Merger Sub may mutually agree to waive the applicable condition and nonetheless proceed with the completion of the merger. If such condition is waived, AVROBIO may not recirculate an updated proxy statement/prospectus or solicit a new vote of AVROBIO stockholders prior to proceeding with the merger.

In addition, under the Merger Agreement, each of AVROBIO’s and Tectonic’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the merger, of various conditions, including that the shares of AVROBIO common stock to be issued in the merger have been approved for listing (subject to official notice of issuance) on Nasdaq as of the closing of such transactions.

If the Nasdaq listing application is accepted, AVROBIO anticipates that the common stock of the combined company will be listed on Nasdaq following the closing under the trading symbol “TECX.” In order for the Nasdaq listing application to be accepted, among other requirements, the combined company must maintain a minimum bid price of $4.00 per share over a 30-day trading period prior to listing, unless it effects a reverse stock split.

Anticipated Accounting Treatment

The merger is expected to be accounted for under U.S. generally accepted accounting principles (“GAAP”) as an in-substance reverse recapitalization of AVROBIO by Tectonic. Under this method of accounting, Tectonic will be considered the accounting acquirer for financial reporting purposes. This determination is based on the expectations that, immediately following the merger: (i) Tectonic’s equity holders will own a substantial majority of the voting rights in the combined company; (ii) Tectonic’s largest stockholder will retain the largest interest in the combined company; (iii) Tectonic will designate a majority of the initial members of the board of directors of the combined company; (iv) Tectonic’s executive management team will become the management of the combined company; and (v) the combined company will be renamed Tectonic Therapeutic, Inc. and will be headquartered in Massachusetts. As a result of Tectonic being treated as the accounting acquirer, Tectonic’s assets and liabilities will be recorded at their pre-combination carrying amounts. AVROBIO’s assets and liabilities will be measured and recognized at their fair values as of the effective time, which are expected to approximate the carrying value of the acquired cash and other non-operating assets, with no goodwill or other intangible assets recorded. For periods prior to Closing, the historical financial statements of Tectonic shall become the historical financial statements of the combined company. Please see the section titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page  440 of this proxy statement/prospectus for additional information.

Appraisal Rights and Dissenters’ Rights

Under the DGCL, AVROBIO stockholders are not entitled to appraisal rights in connection with the merger. Tectonic stockholders are entitled to appraisal rights in connection with the merger under Section 262 of the DGCL.

The discussion below is not a complete summary regarding Tectonic stockholders’ appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached as Annex K in this proxy statement/prospectus. Stockholders intending to exercise appraisal rights should carefully review Annex K. Failure to follow precisely any of the statutory procedures set forth in Annex K may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Tectonic stockholders exercise their appraisal rights under Delaware law.

Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such merger or the surviving corporation, within ten days after the effective date of such merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such merger, the effective date of such merger and that appraisal rights are available.

If the merger is completed, within ten days after the effective date, Tectonic will notify its stockholders that the merger has been approved, the effective date and that appraisal rights are available to any stockholder who has not approved the merger. Holders of shares of Tectonic capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Tectonic within 20 days after the date of mailing of that notice, and that stockholder must not have delivered a written consent approving the merger. A demand for appraisal must reasonably inform Tectonic of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Tectonic capital stock held by such stockholder. Failure to deliver a written consent approving the merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to c/o Tectonic Therapeutic, Inc., 490 Arsenal Way, Suite 210, Watertown, Massachusetts 02472, and should be executed by, or on behalf of, the record holder of shares of Tectonic capital stock.

ALL DEMANDS MUST BE RECEIVED BY TECTONIC WITHIN 20 DAYS AFTER THE DATE TECTONIC MAILS A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.

If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the merger consideration for your shares of Tectonic capital stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of Tectonic capital stock.

To be effective, a demand for appraisal by a holder of shares of Tectonic capital stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Tectonic. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time.

If you hold your shares of Tectonic capital stock in a brokerage account or in other custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

At any time within 60 days after the effective time, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the merger by delivering a written withdrawal to Tectonic. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the merger consideration for your shares of Tectonic capital stock.

Within 120 days after the effective date, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be mailed to the requesting stockholder within 10 days after the stockholder’s written request is received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Tectonic, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In

Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the Merger Agreement.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the effective time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time; however, if no petition for appraisal is filed within 120 days after the effective time, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the merger within 60 days after the effective time, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for shares of his or her Tectonic capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the effective time may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about AVROBIO, Tectonic or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that AVROBIO and Merger Sub, on the one hand, and Tectonic, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While AVROBIO and Tectonic do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about AVROBIO or Tectonic, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between AVROBIO, Merger Sub and Tectonic and are modified by the disclosure schedules.

Structure

Subject to the terms and conditions of the Merger Agreement, and in accordance with Delaware law, at the completion of the merger, Merger Sub, a wholly owned subsidiary of AVROBIO formed by AVROBIO in connection with the merger, will merge with and into Tectonic, with Tectonic surviving as a wholly owned subsidiary of AVROBIO.

Completion and Effectiveness of the Merger

The Merger Agreement requires the parties to consummate the merger as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by the Tectonic stockholders and the approval by the AVROBIO stockholders of the issuance of AVROBIO common stock and the other transactions proposed under the Merger Agreement, other than those conditions that by their nature are to be satisfied at the closing. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by AVROBIO and Tectonic and specified in the certificate of merger. Neither AVROBIO nor Tectonic can predict the exact timing of the consummation of the merger.

Merger Consideration

At the effective time, upon the terms and subject to the conditions set forth in the Merger Agreement, each outstanding share of Tectonic common stock (including shares of Tectonic common stock issued upon conversion of Tectonic preferred stock as well as the private financing shares and the Company SAFEs) (excluding shares to be canceled pursuant to the Merger Agreement and excluding dissenting shares) will be automatically converted solely into the right to receive a number of shares of AVROBIO common stock equal to the product of the exchange ratio (described in more detail below) multiplied by each share of Tectonic common stock.

No fractional shares of AVROBIO common stock will be issued in connection with the merger, and no certificates or scrip for any such fractional shares will be issued. Any fractional shares of AVROBIO common stock resulting from the conversion of shares of Tectonic common stock (including shares of Tectonic common stock issued upon conversion of Tectonic preferred stock as well as the private financing shares and the Company SAFEs) shall be issued as follows: (i) one share of AVROBIO common stock if the aggregate amount of fractional shares of AVROBIO common stock of any individual holder of Tectonic capital stock is entitled to receive is equal to or exceeds 0.50 or (ii) no shares of AVROBIO common stock if the aggregate amount of fractional shares of AVROBIO common stock of any individual holder of Tectonic capital stock is entitled to receive is less than 0.50, with no cash being paid for any fractional share eliminated by such rounding.

Exchange Ratio

The exchange ratio is calculated using a formula intended to allocate existing AVROBIO and Tectonic securityholders a percentage of the combined company. Based on AVROBIO’s and Tectonic’s capitalization as of January 30, 2024, the date the Merger Agreement was executed, and certain other assumptions, the exchange ratio is estimated to be equal to approximately 0.74458326 shares of AVROBIO common stock. This estimate is subject to adjustment prior to the closing for net cash at the cash determination time (and as a result, AVROBIO securityholders could own more, and Tectonic securityholders could own less, or vice versa, of the combined company). AVROBIO management currently anticipates that AVROBIO’s net cash as of closing will be approximately $65.0 million to $75.0 million and therefore the exchange ratio is currently estimated to be approximately 0.74458326 (assuming (i) $65.0 million in AVROBIO’s net cash as of closing, (ii) a one-for-ten reverse stock split, and (iii) the private financings in Tectonic of $130.7 million).

In connection with the merger as part of the private financings, certain investors have agreed to purchase shares of Tectonic common stock at a purchase price equal to $12.39908 per share, subject to and immediately prior to the closing, pursuant to the terms of the Subscription Agreement and certain investors have consummated or will consummate certain additional purchases of Tectonic common stock pursuant to the conversion of the Company SAFEs entered into by such investors and Tectonic, for an aggregate purchase price between the Subscription Agreement and the Company SAFEs of approximately $130.7 million. The closings of the private financings are conditioned upon the satisfaction or waiver of the conditions to the closing as well as certain other conditions. The closing of the merger is conditioned upon the satisfaction or waiver of the receipt of cash proceeds not less than $114.5 million in connection with the consummation of the transactions contemplated by the private financings.

Based on the estimates set forth above, and certain other assumptions, immediately following the completion of the merger and after giving effect to the private financings, AVROBIO securityholders would own approximately 22.3% of the capital stock of the combined company, former Tectonic securityholders are expected to own approximately 39.8% of the capital stock of the combined company and purchasers of AVROBIO common stock in the private financings are expected to represent approximately 38.0% of the capital stock of the combined company. Under certain circumstances further described in the Merger Agreement, the ownership percentages may be adjusted up or down including, but not limited to, if AVROBIO’s net cash as of closing is lower than $64.5 million or greater than $65.5 million. AVROBIO management currently anticipates AVROBIO’s net cash as of closing will be approximately $65.0 million to $75.0 million and the currently estimated ownership percentages are based on an assumption of closing net cash of $65.0 million. There can be no assurances any of these assumptions will be accurate at closing when the final exchange ratio is determined. For more information on the private financings, please see the section titled “Agreements Related to the Merger—Subscription Agreement” beginning on page 264 of this proxy statement/prospectus.

The exchange ratio formula is the quotient obtained (rounded to eight decimal places) by dividing the Tectonic merger shares by the Tectonic outstanding shares, in which:

•	“aggregate valuation” means the sum of (i) the Tectonic valuation plus (ii) the AVROBIO valuation.

•	“AVROBIO allocation percentage” means the quotient (expressed as a percentage and rounded to eight decimal places) determined by dividing (i) the AVROBIO valuation by (ii) the aggregate valuation.

•	“AVROBIO equity value” means $77,500,000.

•

“AVROBIO outstanding shares” means, subject to the terms of the Merger Agreement (including, without limitation, the effects of the reverse stock split), the total number of shares of AVROBIO common stock outstanding immediately prior to the effective time, expressed on a fully-diluted and as-converted-to-AVROBIO common stock basis, and assuming, without limitation or duplication, (i) the issuance of shares of AVROBIO common stock in respect of all AVROBIO options, warrants or other rights to receive shares, whether conditional or unconditional, that will be outstanding as of immediately prior to the effective time, calculated on a treasury stock method basis, (ii) the settlement in shares of AVROBIO common stock of AVROBIO RSUs outstanding as of immediately prior to the effective time on a net settlement basis as provided in the Merger Agreement, and (iii) the exclusion of shares of AVROBIO common stock held immediately prior to the effective time by AVROBIO as treasury stock or in connection with any unallocated equity pool or by Tectonic, any of its subsidiaries or any subsidiary of AVROBIO. For clarity, none of the out-of-the-money AVROBIO stock options or performance based AVROBIO RSU for which the performance condition has not been met as of the effective time and no shares reserved for issuance under the 2024 Plan and the 2024 ESPP shall be included in the total number of shares of AVROBIO common stock outstanding for purposes of determining the AVROBIO outstanding shares.

•	“AVROBIO valuation” means (i) the AVROBIO equity value minus (ii) the lower AVROBIO net cash amount (if any) plus (iii) the Upper AVROBIO net cash amount (if any).

•

“Tectonic allocation percentage” means the quotient (expressed as a percentage and rounded to eight decimal places) determined by subtracting (i) the AVROBIO allocation percentage from (ii) 100 percent.

•	“Tectonic merger shares” means, subject to the terms of the Merger Agreement, the product determined by multiplying the (i) post-closing AVROBIO shares by (ii) the Tectonic allocation percentage.

•	“Tectonic equity value” means $140,000,000.

•

“Tectonic outstanding shares” means, subject to the terms of the Merger Agreement, the total number of shares of Tectonic common stock outstanding immediately prior to the effective time, expressed on a fully-diluted and as-converted-to-Tectonic common stock basis (including, without limitation, after giving effect to the conversion of the Company SAFEs and the Tectonic preferred stock), and assuming, without limitation or duplication, (i) the inclusion of the private financing shares, (ii) the issuance of shares of Tectonic common stock in respect of all Tectonic options or other rights to receive shares, whether conditional or unconditional, that will be outstanding as of immediately prior to the effective time, calculated on a treasury stock method basis, and (iii) the exclusion of shares of Tectonic common stock held immediately prior to the effective time by Tectonic as treasury stock or in connection with any unallocated equity pool or by AVROBIO, any of its subsidiaries of any subsidiary of Tectonic.

•	“Tectonic valuation” means (i) the Tectonic equity value plus (ii) the actual proceeds from the private financings.

•

“lower AVROBIO net cash amount” means, if AVROBIO’s net cash is less than the lower target AVROBIO net cash, then the amount, if any, that the target AVROBIO net cash exceed the AVROBIO net cash at closing.

•	“lower target AVROBIO net cash” means $64,500,000.

•	“post-closing AVROBIO shares” means the quotient determined by dividing (i) the AVROBIO outstanding shares by (ii) the AVROBIO allocation percentage.

•	“target AVROBIO net cash” means $65,000,000.

•	“upper AVROBIO net cash amount” means, if AVROBIO net cash is greater than the upper target AVROBIO net cash, then the amount, if any, that the AVROBIO net cash exceeds the target AVROBIO net cash.

•	“upper target AVROBIO net cash” means $65,500,000.

The estimated exchange ratio for purposes of the unaudited pro forma condensed combined financial information was derived on a fully-diluted basis as of January 29, 2024 using a stipulated value of Tectonic of approximately $140 million and of AVROBIO of approximately $77.5 million. For more information, please see the section titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 440 of this proxy statement/prospectus.

Calculation of AVROBIO’s Net Cash

Pursuant to the terms of the Merger Agreement, AVROBIO’s “net cash” means, as of the cash determination time (which is as of 11:59 p.m. Eastern Time on the last business day prior to the anticipated closing date) the sum (without duplication) of the following:

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AVROBIO’s cash and cash equivalents and marketable securities as of immediately prior to the closing and determined in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with AVROBIO’s financial statements;

plus:

•	certain of AVROBIO’s prepaid expenses and deposits of AVROBIO and its subsidiaries;

•	any amounts of the transaction expenses payable by Tectonic pursuant to the Merger Agreement that are paid by AVROBIO or its subsidiaries prior to the closing;

minus:

•	the sum of certain cash payments actually required to be made by AVROBIO under its contractual obligations to the extent unpaid as of immediately prior to closing;

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AVROBIO’s unpaid liabilities as of the date of closing required to be set forth on a balance sheet calculated in accordance with GAAP, in each case determined in accordance with GAAP and, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with AVROBIO’s financial statements (which shall include, without limitation, all indebtedness for borrowed money, liabilities evidenced by bonds, debentures, notes or similar instruments, liabilities upon which interest charges are customarily paid, liabilities in respect of liabilities of others that are secured by any lien or security interest on AVROBIO’s property, liabilities for taxes relating to the disposition of AVROBIO’s pre-closing assets, and any guarantees relating to each of the foregoing);

•	AVROBIO’s transaction expenses to the extent unpaid as of the closing;

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the unpaid cash cost of change in control payments, severance payments, bonus payments, retention or similar payments payable to AVROBIO’s employees (whether “single” or “double” trigger) (including, without limitation, (a) a reasonable estimate of payment or reimbursement by AVROBIO for continued coverage under any employee benefit plan in existence immediately prior to the closing (excluding any such plan contemplated by the Incentive Plan Proposal and the ESPP Proposal) and (b) including the employer portion of any employment, payroll, or similar taxes with respect to all such compensation);

•	all liabilities related to AVROBIO or any of its subsidiaries’ payment obligations pursuant to any real estate leases;

•	any unpaid premium (a) associated with obtaining a “tail policy” on AVROBIO’s existing directors’ and officers’ liability insurance policy and (b) the clinical trial liability insurance tail policy;

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any unpaid taxes of AVROBIO and its subsidiaries for tax periods (or portions thereof) ending on or before the closing and which are accrued in accordance with GAAP as of immediately prior to the closing (unless otherwise required by law);

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all unpaid costs and expenses (including a reasonable estimate of any taxes) relating to the winding down of AVROBIO’s pre-closing business, which is either not to be held for sale after the date of closing or subject to the terms of the CVR Agreement;

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any unpaid income withholding taxes or employer portion of payroll or employment taxes incurred in connection with the grant, exercise, conversion, settlement or cancellation of any RSUs, options, equity compensation and other change in control or severance payments (including any bonuses payable);

•	all withholding and other taxes payable in connection with the distribution of any CVRs to any former AVROBIO stockholder;

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all amounts paid prior to, or actually incurred as of, the closing not otherwise already reducing cash and cash equivalents, by AVROBIO as a result of any litigation against AVROBIO and/or its directors relating to the Merger Agreement or the transactions contemplated therein; and

•	80% of the IP Expense Fund (as defined in the CVR Agreement).

No later than five business days prior to the anticipated closing date, AVROBIO will deliver to Tectonic a net cash schedule setting forth, in reasonable detail, AVROBIO’s good faith estimated calculation of its net cash at the cash determination time, prepared and certified by AVROBIO’s Chief Financial Officer (or if there is no chief financial officer, the principal financial and accounting officer), and, if requested, the relevant work papers and back-up materials used or useful in preparing the net cash schedule. No later than three business days after delivery of the cash determination time (the last day of such period referred to as the response date), Tectonic will have the right to dispute any part of the net cash schedule by delivering a written notice to that effect to AVROBIO (referred to herein as a dispute notice). Any dispute notice will identify, in reasonable detail and, to the extent known, the nature and amounts of any proposed revisions to AVROBIO’s net cash calculation, and will be accompanied by reasonably detailed materials supporting the basis for such revisions.

If Tectonic disputes the net cash schedule, the parties shall attempt in good faith to resolve the disputed items and negotiate an agreed-upon determination of net cash. If the parties are unable to negotiate an agreed-upon determination of net cash or any component thereof within three days after the delivery of Tectonic’s dispute notice, any remaining disagreements will be referred to an independent auditor of recognized national standing mutually agreed upon by AVROBIO and Tectonic. The determination of the amount of net cash made by such auditor shall be final and binding on AVROBIO and Tectonic.

AVROBIO’s net cash balance is subject to numerous factors, some of which are outside of AVROBIO’s control. The actual amount of net cash will depend significantly on the timing of the closing. In addition, the closing could be delayed if AVROBIO and Tectonic are not able to agree upon the amount of AVROBIO’s net cash as of the cash determination time.

Treatment of Tectonic Options and the Tectonic Equity Incentive Plan

Under the terms of the Merger Agreement, each option to purchase shares of Tectonic common stock that is outstanding and unexercised immediately prior to the effective time, whether or not vested, will be assumed and converted into an option to purchase shares of AVROBIO common stock. Accordingly, from and after the effective time: (i) each outstanding Tectonic stock option assumed by AVROBIO may be exercised solely for shares of AVROBIO common stock; (ii) the number of shares of AVROBIO common stock subject to each outstanding Tectonic stock option assumed by AVROBIO will be determined by multiplying (A) the number of shares of Tectonic common stock that were subject to such Tectonic stock option assumed by AVROBIO, as in effect immediately prior to the effective time, by (B) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of AVROBIO common stock; and (iii) the per share exercise price of each Tectonic stock option assumed by AVROBIO will be determined by dividing (A) the per share exercise price of such Tectonic stock option, as in effect immediately prior to the effective time, by (B) the exchange ratio and rounding the resulting exercise price up to the nearest whole cent. Each Tectonic stock option assumed by AVROBIO will otherwise continue in full force and effect and the term, exercisability, vesting schedule, acceleration rights and other terms and conditions of such Tectonic stock option will otherwise remain unchanged.

AVROBIO will assume the Tectonic Equity Incentive Plan. Each Tectonic stock option shall, in accordance with its terms, continue to be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to shares of AVROBIO common stock subsequent to the effective time. In addition, the AVROBIO Compensation Committee will succeed to the authority and responsibility of the Tectonic Board as administrator of the Tectonic Equity Incentive Plan.

Treatment of AVROBIO Common Stock, AVROBIO Options and AVROBIO RSUs

Each share of AVROBIO common stock issued and outstanding at the time of the merger will remain issued and outstanding, and, subject to the proposed reverse stock split.

In addition, (i) each AVROBIO in-the-money option that is outstanding immediately prior to the effective time that is held by a current AVROBIO employee, director, or consultant of AVROBIO as of the date of the Merger Agreement will be accelerated in full effective as of the effective time and (ii) each AVROBIO in-the-money option that is unexpired, unexercised and outstanding as of immediately prior to the effective time and is held by a current AVROBIO employee, director or consultant as of the date of the execution of the Merger Agreement who is a signatory to a lock-up agreement, will survive the closing and remain outstanding and exercisable until six months after the expiration of the applicable Restricted Period.

Further, the Merger Agreement provides that (A) each Specified Option held by a current employee, director, or consultant of AVROBIO as of the date of the Merger Agreement will be accelerated in full effective as of immediately prior to the effective time, and (B) each Specified Option that is unexpired, unexercised, and outstanding as of immediately prior to the effective time and is held by a current employee, director or consultant of AVROBIO as of the date of the Merger Agreement who is or will be party to a lock-up agreement will remain outstanding and exercisable until six months after the expiration of the applicable Restricted Period (as defined in the signatory’s respective lock-up agreement). The Specified Options are certain out-of-the-money options held by certain members of AVROBIO management as of the date of the Merger Agreement.

Each outstanding AVROBIO RSU that vests solely on the basis of time will be accelerated in full as of immediately prior to the effective time, contingent on the occurrence of the merger. In addition, the Merger Agreement provides that for each outstanding and unsettled AVROBIO RSU that vests solely on the basis of time (including any AVROBIO RSUs accelerated in connection with this merger), the holder will receive, immediately prior to the effective time, a number of shares of AVROBIO common stock equal to the number of vested and unsettled shares underlying such AVROBIO RSUs (less a number of shares of AVROBIO common stock equal to the tax withholding obligations).

The number of shares of AVROBIO common stock underlying such options and RSUs and the exercise prices for such stock options will be appropriately adjusted to reflect the proposed reverse stock split.

Procedures for Exchanging Tectonic Stock Certificates

On or prior to the closing date, AVROBIO and Tectonic will jointly select an exchange agent and, at the effective time, AVROBIO will deposit with the exchange agent evidence of book-entry shares representing the shares of AVROBIO common stock issuable pursuant to the terms of the Merger Agreement in exchange for shares of Tectonic common stock (after giving effect to the conversion of the Company SAFEs and the Tectonic preferred stock and assuming the inclusion of the private financing shares).

Promptly after the effective time, the exchange agent will transmit to each record holder of Tectonic common stock of Tectonic preferred stock that were converted into the right to receive the merger consideration: (i) a letter of transmittal and (ii) instructions for surrendering the record holder’s stock certificates, or uncertificated shares, in exchange for book-entry shares of AVROBIO common stock. Upon delivery to the exchange agent of a duly executed letter of transmittal in accordance with the exchange agent’s instructions and the declaration for tax withholding purposes, the surrender of the record holder’s stock certificates, if applicable, and delivery to the exchange agent of such other documents as may be reasonably required by the exchange agent or AVROBIO, the record holder of such stock certificates or book-entry shares, as applicable, will be entitled to receive in exchange therefor book-entry shares representing the number of whole shares of AVROBIO common stock issuable to such holder pursuant to the Merger Agreement. The surrendered certificates representing shares of Tectonic common stock or Tectonic preferred stock will be canceled.

After the effective time, each certificate representing Tectonic common stock or Tectonic preferred stock that has not been surrendered will represent only the right to receive book-entry shares of AVROBIO common stock issuable pursuant to the Merger Agreement to which the holder of any such certificate is entitled.

HOLDERS OF TECTONIC COMMON STOCK OR TECTONIC PREFERRED STOCK SHOULD NOT SEND IN THEIR TECTONIC STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF TECTONIC STOCK CERTIFICATES.

Directors and Officers of the Combined Company Following the Merger

Pursuant to the Merger Agreement, each of the directors and officers of AVROBIO who will not continue as directors or officers of the combined company following the consummation of the merger will resign effective as of the closing. Effective as of the effective time, the board of directors of the combined company will consist of a total of six directors, one of whom will be designated by AVROBIO and five of whom will be designated by Tectonic. AVROBIO has designated Phillip Donenberg to serve as a member of the board of directors of the combined company, and Tectonic has designated Terrance McGuire, Alise Reicin, Timothy A. Springer, Praveen Tipirneni and Stefan Vitorovic to serve as members of the board of directors of the combined company.

In addition, upon the closing, the executive officers of the combined company will be as follows: Alise Reicin M.D., Chief Executive Officer; Christian Cortis, Ph.D., Chief Operating Officer and Chief Financial Officer; Peter McNamara, Ph.D., Chief Scientific Officer; Marcella K. Ruddy, M.D., Chief Medical Officer; and Marc Schwabish, Ph.D., Chief Business Officer.

Amendment of the Amended and Restated Certificate of Incorporation of AVROBIO

AVROBIO agreed to amend its amended and restated certificate of incorporation to (i) effect the proposed reverse stock split and (ii) effect the officer exculpation, each as contemplated in the Merger Agreement. Approval of the amendment to effect the proposed reverse stock split requires the affirmative vote of a majority of the votes properly cast by the holders of AVROBIO common stock entitled to vote at the special meeting, assuming a quorum is present. Approval of the amendment to effect the officer exculpation requires the affirmative vote of a majority of the outstanding shares of AVROBIO common stock entitled to vote at the special meeting. The merger is conditioned upon the approval of the Reverse Stock Split Proposal (or the waiver thereof in accordance with the terms of the Merger Agreement)

Copies of the proposed forms of certificate of amendment to the AVROBIO charter to effect the reverse stock split and the officer exculpation are attached as Annex G and Annex H to this proxy statement/prospectus, respectively.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of AVROBIO and Tectonic for a transaction of this type relating to, among other things:

•	corporate organization and power, and similar corporate matters;

•	due organization;

•	subsidiaries;

•	organizational documents;

•	authority to enter into the Merger Agreement and the related agreements;

•	votes required for completion of the merger and approval of the proposals that will come before the special meeting;

•	non-contravention of organizational documents, certain laws, governmental authorizations or certain contracts of the parties;

•	the parties’ efforts with respect to ensuring the inapplicability of Section 203 of the DGCL;

•	capitalization;

•	financial statements and, with respect to AVROBIO, documents filed with the SEC and the accuracy of information contained in those documents;

•	material changes or events;

•	liabilities;

•	title to assets;

•	real property and leaseholds;

•	intellectual property;

•	the validity of material contracts to which the parties or their subsidiaries are a party and any violation, default or breach of such contracts;

•	regulatory compliance, permits and restrictions;

•	legal proceedings and orders;

•	tax matters;

•	employee and labor matters and benefit plans;

•	environmental matters;

•	insurance;

•	financial advisors’ fees;

•	certain transactions or relationships with affiliates;

•	with respect to AVROBIO, the valid issuance in the merger of AVROBIO common stock;

•	privacy and data security;

•	anti-corruption; and

•	sanctions with laws.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and in any event will not survive the merger, but their accuracy forms the basis of one of the conditions to the obligations of AVROBIO and Tectonic to complete the merger.

Covenants; Conduct of Business Pending the Merger

AVROBIO has agreed that, except as permitted by the Merger Agreement, as required by law, or unless Tectonic has provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the effective time and the termination of the Merger Agreement, AVROBIO and its subsidiaries will use commercially reasonable efforts to (i) conduct their business and operations in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain contracts and (ii) continue to pay outstanding accounts payable and other material liabilities (including payroll) when due and payable. AVROBIO has also agreed that, subject to certain limited exceptions, without the consent of Tectonic, it will not, and will not cause or permit any of its subsidiaries to, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the effective time and the termination of the Merger Agreement:

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of AVROBIO common stock from terminated employees, directors or consultants of AVROBIO);

•

sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of any capital stock or other security (except for AVROBIO common stock issued upon the valid exercise of outstanding AVROBIO options or AVROBIO RSUs, as applicable); any option, warrant or right to acquire any capital stock or any other security; or any instrument convertible into or exchangeable for any capital stock or other security;

•

except as required to give effect to anything in contemplation of the closing, amend the certificate of incorporation, bylaws or other similar organizational documents of AVROBIO or its subsidiaries, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the transactions contemplated in the Merger Agreement;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into any joint venture with any other entity;

•	lend money to any person or entity; incur or guarantee any indebtedness for borrowed money; guarantee any debt securities of others; or make any capital expenditure or commitment;

•

adopt, establish or enter into certain agreements, plans or arrangements relating to employment or benefits matters, including equity awards plans; cause or permit any such agreement, plan or arrangement to be amended other than as required by law or in order to make amendments for purposes of Section 409A of the Code; pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees; increase or amend the severance or change of control benefits offered to any current or new employees, directors or consultants; or hire any officer or employee; provided, however, that consultants may be retained on terms permitting termination by AVROBIO without notice to provide supplemental support services, as reasonably may be needed by AVROBIO, or to fill vacancies to the extent such positions are existing as of the date of the Merger Agreement and which vacancies occur after the date of the Merger Agreement;

•	enter into any material transaction outside the ordinary course of business;

•	acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties;

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make, change or revoke any material tax election; file any amended income or other material tax return; adopt or change any material accounting method in respect of taxes; enter into any material tax closing agreement or settle any material tax claim or assessment (other than as a result of any extension to file a tax return that is automatically granted); or apply for or surrender any claim for tax refund;

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waive, settle or compromise any pending or threatened legal proceeding against AVROBIO or any of its subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 individually or $300,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of AVROBIO or its subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by AVROBIO or any of its subsidiaries;

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delay or fail to repay when due any material obligation, including accounts payable and accrued expenses (provided, however, that any such accounts payable or accrued expenses need not be paid if the validity or amount thereof shall at the time be contested in good faith);

•	forgive any loans to any person, including its employees, officers, directors or affiliate;

•	terminate or modify in any material respect, or fail to exercise renewal rights to, any material insurance policy;

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(A) materially change pricing or royalties or other payments set or charged by AVROBIO or any of subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by persons who have licensed intellectual property to AVROBIO or any of subsidiaries;

•	enter into, amend or terminate any of AVROBIO’s material contracts; or

•	agree, resolve or commit to do any of the foregoing.

Notwithstanding the foregoing, AVROBIO may engage in the sale, license, transfer, disposition, divestiture or other monetization transaction and/or winding down of AVROBIO’s business or operations as they exist prior to the closing or the sale, license, transfer, disposition, divestiture or other monetization transaction or other disposition of any of AVROBIO’s pre-closing assets (each, an “AVROBIO pre-closing transaction”), including entering into contracts or amending or terminating contracts.

Tectonic has agreed that, except as permitted by the Merger Agreement, as required by law, or unless AVROBIO shall have provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the effective time and the termination of the Merger Agreement, Tectonic will use commercially reasonable efforts to conduct its business and operations in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain contracts. Tectonic has also agreed that, subject to certain limited exceptions, without the consent of AVROBIO, it will not, and will not cause or permit its subsidiary to, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the effective time and the termination of the Merger Agreement:

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of common stock from terminated employees, directors or consultants of Tectonic);

•

except as required to give effect to anything in contemplation of the closing, amend the certificate of incorporation, bylaws or other organizational documents of Tectonic or its subsidiaries, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the transactions contemplated in the Merger Agreement;

•

sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to any capital stock or other security of Tectonic or its subsidiaries (except for shares of outstanding Tectonic common stock issued upon the valid exercise or settlement of Tectonic options in accordance with their terms as in effect as of the date of the Merger Agreement); any option, warrant or right to acquire any capital stock or any other security (except for options issued to new hires in accordance with the terms of the Merger Agreement); or any instrument convertible into or exchangeable for any capital stock or other security of Tectonic or its subsidiaries;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

•

lend money to any person or entity; incur or guarantee any indebtedness for borrowed money; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $500,000;

•

adopt, establish or enter into certain agreements, plans or arrangements relating to employment or benefits matters, including equity awards plans; cause or permit any such agreements, plans or arrangements to be amended other than as required by law or in order to make amendments for the purposes of compliance with Section 409A of the Code; pay any bonus or make any profit-sharing or similar payment to or increase or amend the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees; increase or amend the severance or change of control benefits offered to any of its current or new directors, employees or consultants; or hire or engage any officer or employee;

•	enter into any material transaction outside the ordinary course of business;

•

acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties in excess of $250,000, except in the ordinary course of business;

•

sell, assign, transfer, license, sublicense or otherwise dispose of any material intellectual property rights owned by Tectonic , other than pursuant to non-exclusive licenses in the ordinary course of business;

•

make, change or revoke any material tax election; file any amended income or other material tax return; adopt or change any material accounting method in respect of taxes; enter into any material tax closing agreement or settle any material tax claim or assessment; consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment (other than as a result of any extension to file a tax return that is automatically granted); or apply for or surrender any claim for tax refund;

•

waive, settle or compromise any pending or threatened legal proceeding against Tectonic or any of its subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 individually or $300,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of Tectonic or its subsidiaries, taken as a whole, any equitable relief on, or the admission of wrongdoing by Tectonic or any of its subsidiaries;

•

delay or fail to repay when due any material obligation, including accounts payable and accrued expenses (provided, however, that such accounts payable or accrued expenses need not be paid if the validity or amount shall at the time be contested in good faith);

•	forgive any loans to any person, including its employees, officers, directors or affiliate;

•	terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

•

materially change pricing or royalties or other payments set or charged by Tectonic or its subsidiaries to its customers or licensees or agree to materially change pricing or royalties or other payments set or charged by persons or entities who have licensed intellectual property to Tectonic or its subsidiaries;

•

enter into, amend or terminate a Tectonic material contract, except in the ordinary course of business in a manner that would not require AVROBIO’s consent pursuant to the Merger Agreement, and would not reasonably be expected to prevent or to materially impede or delay the consummation of the transactions contemplated by the Merger Agreement; or

•	agree, resolve or commit to do any of the foregoing.

The Merger Agreement also provides that notwithstanding the covenants on Tectonic described above, beginning on or after June 1, 2024, Tectonic will be able to draw down on the private financing amounts, in no event exceeding $25,000,000 in the aggregate, for purposes of funding general operating expenses of Tectonic in the ordinary course of business (for the avoidance of doubt in accordance with Tectonic’s obligations pursuant to Section 5.2(b) of the Merger Agreement).

CVRs

Prior to the effective time, AVROBIO will declare a distribution to its common stockholders of record as of immediately prior to the effective time (including the holders of shares of AVROBIO common stock issued upon settlement of the AVROBIO RSUs) of the right to receive one CVR for each outstanding share of AVROBIO common stock held by such stockholder as of such date. Each CVR will entitle the holder of the CVR to receive certain net proceeds (as defined in the CVR Agreement), if any, received within a 10-year period following the closing (the “CVR Term”) in connection with an AVROBIO disposition (including a license) of AVROBIO pre-closing assets; provided that no contingent payment will be payable to any holder of the CVRs until such time as the then-outstanding and undistributed proceeds exceeds $350,000 in the aggregate, subject to and in accordance with the terms and conditions of, the CVR Agreement, discussed in greater detail under the section titled “Agreements Related to the Merger—CVR Agreement” beginning on page 266 of this proxy statement/prospectus. The record date for such distribution will be immediately prior to the effective time (including holders of shares of AVROBIO common stock issued upon settlement of the AVROBIO RSUs) occurs and the payment date will be three business days after the effective time; provided that the payment of such distribution may be conditioned upon the occurrence of the effective time. In connection with such distribution, AVROBIO will cause the CVR Agreement to be duly authorized, executed and delivered by AVROBIO and a rights agent jointly selected by AVROBIO and Tectonic.

AVROBIO will pay all costs and fees associated with any action contemplated by the CVR Agreement.

Non-Solicitation

Each of AVROBIO and Tectonic have agreed that, except as described below, AVROBIO and Tectonic and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives retained by it or any of its subsidiaries to, directly or indirectly:

•	solicit, initiate or knowingly encourage, induce or facilitate the communication, making or submission of, any Acquisition Proposal or Acquisition Inquiry;

•	furnish any non-public information with respect to it to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

•

engage in discussions or negotiations (other than to inform any person of the existence of the provisions of the Merger Agreement) with any person with respect to any Acquisition Proposal or Acquisition Inquiry;

•	approve, endorse or recommend an Acquisition Proposal (subject to certain exceptions);

•	execute or enter into any letter of intent or any contract contemplating or otherwise relating to an Acquisition Transaction (subject to certain exceptions); or

•	publicly propose, resolve or agree to do any of the foregoing (subject to certain exceptions).

An “Acquisition Inquiry” means, with respect to a party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Tectonic, on the one hand, or AVROBIO on the other hand, to the other party) that could reasonably be expected to lead to an Acquisition Proposal.

An “Acquisition Proposal” means, with respect to a party, any offer or proposal, whether written or oral contemplating or otherwise relating to any Acquisition Transaction with such party.

An “Acquisition Transaction” means with respect to a party, any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement, and with respect to AVROBIO, a sale, license, transfer, disposition, divestiture or other transaction and/or winding down of AVROBIO’s business or operations as they exist prior to the closing or the sale, license, transfer, disposition, divestiture or other monetization transaction or other disposition of AVROBIO’s pre-closing assets) involving:

•

any merger, consolidation, amalgamation, share exchange, business combination, issuance or acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or similar transaction: (i) in which AVROBIO, Tectonic or Merger Sub is a constituent entity, (ii) in which any individual, entity, governmental entity, or “group,” as defined under applicable securities laws, directly or indirectly acquires beneficial or record ownership of securities representing 20% or more of the outstanding securities of AVROBIO common stock, in the case of AVROBIO, or Tectonic common stock in the case of Tectonic or (iii) in which AVROBIO, Tectonic or Merger Sub or any of their respective subsidiaries issues securities representing more than 20% of the outstanding securities of AVROBIO common stock, in the case of AVROBIO or Tectonic common stock in the case of Tectonic; or

•

any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the fair market value of the assets of AVROBIO, Tectonic or Merger Sub and their respective subsidiaries, as applicable, taken as a whole (as determined by such party’s board of directors or a committee thereof).

For the avoidance of doubt, any transactions, series of related transactions, agreement or discussion entered into or proposed to enter into by Tectonic for purposes of raising capital that is otherwise in accordance with the Merger Agreement will not be deemed an Acquisition Transaction.

Notwithstanding the foregoing, before obtaining the applicable approvals of the AVROBIO stockholders or Tectonic stockholders required to consummate the merger, each party may furnish non-public information regarding such party and its subsidiaries to, and may enter into discussions or negotiations with, any third party in response to a bona fide written Acquisition Proposal, which such party’s board of directors (or committee thereof) determines in good faith, after consultation with such party’s financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a Superior Offer (and is not withdrawn), if:

•	neither such party nor any representative of such party has breached the non-solicitation provisions of the Merger Agreement described above;

•

such party’s board of directors (or committee thereof) concludes in good faith, based on the advice of outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of such board of directors under applicable law;

•

prior to furnishing any non-public information such party receives from the third party an executed confidentiality agreement containing provisions at least as favorable to such party as those contained in the confidentiality agreement between AVROBIO and Tectonic; and

•	simultaneous with furnishing any non-public information to a third party, such party furnishes the same non-public information to the other party to the extent not previously furnished.

A “Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 70% for these purposes) that (a) was not obtained or made as a result of a breach, or in violation, of the non-solicitation provisions by AVROBIO, (b) is on terms and conditions that the board of directors of the party (or committee thereof) receiving the offer determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any binding written offer by the other party to the Merger Agreement to amend the terms of the Merger Agreement, and following consultation with its outside legal counsel and financial advisors, if any, it deems are more favorable, from a financial point of view, to that party’s stockholders than the terms of the transactions contemplated by the Merger Agreement, (c) is not subject to any debt financing conditions (and if debt financing is required, such financing is then fully committed to the third party) and (d) is reasonably capable of being completed on the terms proposed.

The Merger Agreement also provides that each party will promptly (and in no event later than one business day after such party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other party in writing of such Acquisition Proposal or Acquisition Inquiry, and keep the other party reasonably informed with respect to, any Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.

Board Recommendation Change

Under the Merger Agreement, AVROBIO agreed that the AVROBIO Board will recommend that the holders of AVROBIO common stock vote to approve Proposal Nos. 1 and 2 (the “AVROBIO Board recommendation”) and that the AVROBIO Board will also recommend that the holders of AVROBIO common stock vote to approve Proposal No. 3, Proposal No. 4 and Proposal No. 5 (the “Second AVROBIO Board recommendation”).

Notwithstanding anything to the contrary in the Merger Agreement, at any time prior to the approval of Proposal Nos. 1 and 2 by the necessary vote of AVROBIO stockholders (the “required AVROBIO stockholder vote”), if AVROBIO has received a Superior Offer, the AVROBIO Board may withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the AVROBIO Board recommendation in a manner adverse to Tectonic (a “AVROBIO Board adverse recommendation change”) approve, endorse or recommend an Acquisition Proposal that constitutes a Superior Offer or enter into any agreement or other contract contemplating or otherwise relating to an Acquisition Proposal that constitutes a Superior Offer, if, but only if, following the receipt of and on account of such Superior Offer:

•

the AVROBIO Board (or committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to make a AVROBIO Board adverse recommendation change would be inconsistent with its fiduciary duties under applicable law;

•

AVROBIO has, and has caused its financial advisors and outside legal counsel to, during the required four business day notice period, negotiated with Tectonic in good faith to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer; and

•

if after Tectonic has delivered to AVROBIO a written offer to alter the terms or conditions of the Merger Agreement during the required four business day notice period, the AVROBIO Board (or committee thereof) has determined in good faith, after consultation with its outside legal counsel, that the failure to make a AVROBIO Board adverse recommendation change would be inconsistent with its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of the Merger Agreement); provided that (x) Tectonic receives written notice from AVROBIO confirming that the AVROBIO Board has determined to change its recommendation during the required notice period, which notice must include a description in reasonable detail of the reasons for such AVROBIO Board adverse recommendation change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any required four business day notice period, Tectonic will be entitled to deliver to AVROBIO one or more counterproposals to such Acquisition Proposal and AVROBIO will, and will cause its representatives to, negotiate with Tectonic in good faith (to the extent Tectonic desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement, to attempt to make the applicable

Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration that AVROBIO stockholders would receive as a result of such potential Superior Offer), AVROBIO will be required to provide Tectonic with notice of such material amendment and the required four business day notice period will be extended, if applicable, to ensure that at least three business days remain in the required four business day notice period following such notification during which the parties must comply again with the requirements in this provision and the AVROBIO Board must not make a AVROBIO Board adverse recommendation change prior to the end of such notice period as so extended (it being understood that there may be multiple extensions).

Notwithstanding any occurrence of an AVROBIO Board adverse recommendation change, the AVROBIO stockholders that have signed support agreements are not released from their support agreement obligations by virtue of any AVROBIO Board adverse recommendation change.

Notwithstanding anything to the contrary in the Merger Agreement, at any time prior to the receipt of the required AVROBIO stockholder vote, the AVROBIO board may withhold, amend, withdraw or modify the Second AVROBIO Board recommendation in its exercise of its fiduciary duties.

Under the Merger Agreement, Tectonic agreed that the Tectonic Board will recommend to it stockholders to vote to adopt and approve the Merger Agreement and the transactions contemplated therein (the “Tectonic Board recommendation”) and will not withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the recommendation of the Tectonic Board in a manner adverse to AVROBIO (the “Tectonic Board adverse recommendation change”).

However, notwithstanding the foregoing, at any time prior to the approval and adoption of the Merger Agreement by the necessary vote of Tectonic stockholders, if Tectonic has received a Superior Offer, the Tectonic Board may make a Tectonic Board adverse recommendation change if, but only if, but only if, following the receipt of and on account of such Superior Offer:

•

the Tectonic Board (or committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to make a Tectonic Board adverse recommendation change would be inconsistent with its fiduciary duties under applicable law;

•

Tectonic has, and has caused its financial advisors and outside legal counsel to, during the required four business day notice period, negotiate with AVROBIO in good faith to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer; and

•

if after AVROBIO has delivered to Tectonic a written offer to alter the terms or conditions of the Merger Agreement during the required notice period, the Tectonic Board (or a committee thereof) has determined in good faith, after consultation with its outside legal counsel, that the failure to make a Tectonic Board adverse recommendation change would be inconsistent with its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of the Merger Agreement); provided that (x) AVROBIO receives written notice from Tectonic confirming that the Tectonic Board has determined to change its recommendation at least four business days in advance of the Tectonic Board adverse recommendation change, which notice must include a description in reasonable detail of the reasons for such Tectonic Board adverse recommendation change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any required four business day notice period, AVROBIO will be entitled to deliver to Tectonic one or more counterproposals to such Acquisition Proposal and Tectonic will, and will cause its representatives to, negotiate with AVROBIO in good faith (to the extent AVROBIO desires to negotiate) to make such adjustments in the terms and conditions of Merger Agreement, to attempt to make the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Tectonic stockholders would receive as a result of such potential Superior Offer), Tectonic will be required to provide AVROBIO with notice of such material amendment and the required four business day notice period will be extended, if applicable, to ensure that at least three business days remain in the required four business day notice period following such notification during which the parties must comply again with the requirements in this provision and the Tectonic Board will not make a Tectonic Board adverse recommendation change prior to the end of such required notice period as so extended (it being understood that there may be multiple extensions).

Notwithstanding any occurrence of an Tectonic Board adverse recommendation change, the Tectonic stockholders that have signed support agreements are not released from their support agreement obligations by virtue of any Tectonic Board adverse recommendation change.

Required Stockholder Approvals

AVROBIO is obligated under the Merger Agreement to take all action necessary under applicable law to call, give notice of and hold a meeting of the holders of AVROBIO common stock for the purpose of considering and voting to approve the Nasdaq Stock Issuance Proposal, Reverse Stock Split Proposal, Officer Exculpation Proposal Incentive Plan Proposal and ESPP Proposal. The special meeting will be held as promptly as practicable after the registration statement on Form S-4 is declared effective under the Securities Act, and in any event no later than 45 days after the effective date of the registration statement on Form S-4.

Promptly after the registration statement on Form S-4 has been declared effective, and no later than four business days thereafter, Tectonic is required to obtain the approval by written consent from Tectonic stockholders representing no less than 88.0% of the voting power of Tectonic (the “Tectonic stockholder approval”), to (x) adopt and approve the Merger Agreement and the transactions contemplated thereby (including the merger), (y) acknowledge that the approval given thereby is irrevocable and that such stockholders are aware of their rights to demand appraisal for their shares pursuant to Section 262 of the DGCL, and that such stockholder has received and read a copy of Section 262 of the DGCL and (z) acknowledge that by their approval of the merger, they are not entitled to appraisal rights with respect to their shares in connection with the merger and thereby waive any rights to receive payment of the fair value of their capital stock under the DGCL. As promptly as reasonably practicable following receipt of such consents, Tectonic will prepare, and cause to be mailed to its stockholders who did not execute such consents, a notice in accordance with the DGCL.

Regulatory Approvals

Each party will use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of the Merger Agreement, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any governmental authority with respect to the transactions contemplated by the Merger Agreement, and to submit promptly any additional information requested by any such governmental authority.

Indemnification and Insurance for Directors and Officers

Under the Merger Agreement, from the effective time through the sixth anniversary of the date on which the effective time occurs, AVROBIO and the surviving corporation in the merger agreed to indemnify and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the effective time, a director or officer of AVROBIO or Tectonic, respectively, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the indemnified officer or director is or was a director or officer of AVROBIO or of Tectonic, whether asserted or claimed prior to, at or after the effective time. From and after the effective time, AVROBIO and the surviving corporation in the merger will also fulfill AVROBIO’s and Tectonic’s indemnity obligations, respectively, to each person who is, has been, or who becomes prior to the effective time, a director or officer of AVROBIO or Tectonic.

The Merger Agreement also provides that the provisions of AVROBIO’s charter and bylaws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of AVROBIO that are presently set forth in AVROBIO’s charter and bylaws will not be amended modified or repealed for a period of six years from the effective time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the effective time, were officers or directors of AVROBIO, unless such modification is required by applicable law. The certificate of incorporation and bylaws of the surviving corporation will contain, and AVROBIO will cause the certificate of incorporation and bylaws of the surviving corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in AVROBIO’s charter and bylaws.

From and after the effective time, AVROBIO will maintain director and officers’ liability insurance policies, with an effective date as of the closing date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to AVROBIO. In addition, AVROBIO will secure and purchase a six year “tail policy” on AVROBIO’s existing directors’ and officers’ liability insurance policy with an effective date as of the date of the closing.

Additional Agreements

Each of AVROBIO and Tectonic has agreed to use its reasonable best efforts to cause to be taken all actions necessary to consummate the merger and the other transactions contemplated by the Merger Agreement. In connection therewith, each party has agreed to:

•	make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the transactions contemplated by the Merger Agreement;

•

use commercially reasonable efforts to obtain each consent (if any) reasonably required to be obtained (pursuant to any applicable law or contract, or otherwise) in connection with the merger and the other transactions contemplated by the Merger Agreement or for such contract to remain in full force and effect;

•	use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the transactions contemplated by the Merger Agreement; and

•	use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the Merger Agreement.

Pursuant to the Merger Agreement, AVROBIO and Tectonic have further agreed that:

•	AVROBIO will use its commercially reasonable efforts to maintain its listing on Nasdaq until the effective time and to obtain approval of the listing of the surviving corporation on Nasdaq.

•	AVROBIO will use its commercially reasonable efforts to cause the shares of AVROBIO common stock being issued in the merger to be approved for listing on Nasdaq at or prior to the effective time.

•

AVROBIO will keep Tectonic reasonably informed regarding any stockholder litigation against AVROBIO or any of its directors relating to the Merger Agreement or the transactions contemplated thereby. AVROBIO will (i) give Tectonic the opportunity to participate in, but not control, the defense, settlement or prosecution of any such litigation (to the extent that the attorney-client privilege is not undermined or otherwise adversely affected), (ii) consult with Tectonic with respect to the defense, settlement and prosecution of any such litigation and (iii) consider in good faith Tectonic’s advice with respect to such litigation.

Conditions to the Completion of the Merger

The following contains a description of all material conditions to the completion of the merger.

Each party’s obligation to complete the merger is subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by AVROBIO, Tectonic and Merger Sub, at or prior to the closing, of various conditions, which include the following:

•

the registration statement on Form S-4, of which this proxy statement/prospectus is a part, must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order that has not been withdrawn;

•

there must not have been issued, and remain in effect, any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the merger or any of the other transactions contemplated by the Merger Agreement by any court of competent jurisdiction or other governmental authority of competent jurisdiction, and no law, statute, rule, regulation, ruling or decree will be in effect which has the effect of making the consummation of the merger or any of the other transactions contemplated by the Merger Agreement illegal;

•	Tectonic shall have obtained the Tectonic stockholder approval;

•

the holders of the shares of AVROBIO common stock constituting a majority of the votes properly cast for and against the applicable matter at the special meeting must have approved the Nasdaq Stock Issuance Proposal and the Reverse Stock Split Proposal;

•

the approval of the listing of the additional shares of AVROBIO common stock on Nasdaq will have been obtained and the shares of AVROBIO common stock to be issued in the transactions contemplated by the Merger Agreement pursuant to the Merger Agreement will have been approved for listing (subject to official notice of issuance) on Nasdaq;

•	the lock-up agreements executed by certain Tectonic stockholders and AVROBIO stockholders will continue to be in full force and effect as of immediately following the effective time; and

•

the cash proceeds of no less than $114.5 million is received by Tectonic, or will be received by Tectonic substantially simultaneously with the closing, in connection with the consummation of the transactions contemplated by the Concurrent Investment Agreements; provided that this condition will not be available to Tectonic if such cash proceeds in an amount not less than $114.5 million would have been received by Tectonic before or substantially simultaneously with the closing, but for the breach or failure to perform by one or more of the investors in the pipe financing that is a holder of Tectonic capital stock or Company SAFEs as of the date of the Merger Agreement or an affiliate thereof of the agreements or covenants required to be performed or complied with by such investor under the applicable Investment Agreement.

In addition, each party’s obligation to complete the merger is further subject to the satisfaction or waiver by that party of the following additional conditions:

•

the other party to the Merger Agreement must have performed or complied with in all material respects all of such party’s agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the effective time; and

•	the other party must have delivered certain certificates and other documents required under the Merger Agreement for the closing.

In addition, the obligation of AVROBIO and Merger Sub to complete the merger is further subject to the satisfaction or waiver by AVROBIO and Merger Sub of the following conditions:

•	the representations and warranties regarding certain matters related to organization, organizational documents, authority, vote required and financial advisors of Tectonic in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date;

•

the representations and warranties regarding certain capitalization matters of Tectonic in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except for such inaccuracies which are de minimis, individually or in the aggregate;

•

the remaining representations and warranties of the other party in the Merger Agreement must be accurate and complete on the date of the Merger Agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a material adverse effect on Tectonic (without giving effect to any references therein to materiality qualifications);

•

Tectonic shall have performed or complied in all material respects all agreement and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the effective time;

•	AVROBIO shall have received certain customary documentation and certifications from Tectonic; or

•	Since the date of the Merger Agreement, there has not occurred any “AVROBIO Material Adverse Effect” that is continuing;

In addition, the obligation of Tectonic to complete the merger is further subject to the satisfaction or waiver by Tectonic of the following conditions:

•

the representations and warranties regarding certain matters related to organization, organizational documents, authority, vote required and financial advisors of AVROBIO in the Merger Agreement must be true and correct on the date of the Merger Agreement and true and correct on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date;

•

the representations and warranties regarding capitalization matters of AVROBIO in the Merger Agreement must be true and correct in all respects on the date of the Merger Agreement and true and correct on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except for such inaccuracies which are de minimis, individually or in the aggregate,;

•

the remaining representations and warranties of AVROBIO in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a material adverse effect on AVROBIO (without giving effect to any references therein to materiality qualifications);

•

AVROBIO shall have performed or complied in all material respects all agreement and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the effective time;

•	Since the date of the Merger Agreement, there has not occurred any “Tectonic Material Adverse Effect” that is continuing;

•	at the closing, AVROBIO’s net cash shall be no less than $50.0 million;

•

the AVROBIO common stock will be listed on Nasdaq as of immediately prior to the closing, provided, that this condition will not be available to Tectonic if Tectonic has refused or unreasonably delayed, withheld or conditioned its consent to actions by AVROBIO to maintain or regain, as applicable, the listing of AVROBIO common stock on nasdaq;

•

AVROBIO shall have performed or complied in all material respects all agreement and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the effective time; and

•	Tectonic shall have received certain customary documentation and certifications from AVROBIO.

“AVROBIO Material Adverse Effect” means any effect, change, event, circumstance or development, considered together with all other effects, changes, events, circumstances or developments that have occurred prior to the date of determination of the occurrence of the AVROBIO Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of AVROBIO or any of its subsidiaries, taken as a whole; provided, however, that effects, changes, events, circumstances or developments arising or resulting from the following shall not be taken into account in determining whether there has been an AVROBIO Material Adverse Effect: (a) the announcement of the Merger Agreement or the pendency of the transactions contemplated therein, (b) any change in the stock price or trading volume of AVROBIO common stock (it being understood, however, that any effect, change, event, circumstance or development causing or contributing to any change in stock price or trading volume of AVROBIO common stock may be taken into account in determining whether an AVROBIO Material Adverse Effect has occurred, unless such effects, changes, events, circumstances or developments are otherwise excepted from this definition), (c) the taking of any action, or failure to take any action, by AVROBIO that is required to comply with the terms of this Merger Agreement, (d) any natural disaster, calamity or epidemics, pandemics (including COVID-19 and any precautionary or emergency measures, recommendations, protocols or orders taken or issued by any person in response to COVID-19) or other force majeure events, or any act or threat or terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world, or any governmental or other response or reaction to any of the foregoing, (e) any change in GAAP or applicable law or the interpretation thereof, (f) general economic or political conditions or conditions generally affecting the industries in which AVROBIO or any of its subsidiaries operates (other than to the extent contemplated by the succeeding clause (g)), (g) any government shutdown or slowdown, (h) the sale or winding down of the AVROBIO’s business or operations as the exist prior to the closing, and the sale, license or other disposition of the AVROBIO pre-closing assets in compliance with the terms of the Merger Agreement and applicable law, or (i) any change in the cash position of AVROBIO and its subsidiaries which results from the operations in the ordinary course of business; except, in each case with respect to clauses (d), (e) and (f), to the extent materially and disproportionately affecting AVROBIO and any of its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which AVROBIO or any of its subsidiaries operates.

“Tectonic Material Adverse Effect” means any effect, change, event, circumstance or development, considered together with all other effects, changes, events, circumstances or developments that have occurred prior to the date of determination of the occurrence of the Tectonic Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Tectonic or any of its subsidiaries, taken as a whole; provided, however, that effects, changes, events, circumstances or developments arising or resulting from the following shall not be taken into account in determining whether there has been a Tectonic Material Adverse Effect: (a) the announcement of the Merger Agreement or the pendency of the transactions contemplated therein, (b) the taking of any action, or failure to take any action, by Tectonic that is required to comply with the terms of this Merger Agreement, (c) any natural disaster, calamity or epidemics, pandemics (including COVID-19 and any precautionary or emergency measures, recommendations, protocols or orders taken or issued by any person in response to COVID-19) or other force majeure events, or any act or threat or terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world, or any governmental or other response or reaction to any of the foregoing, (d) any change in GAAP or applicable law or the interpretation thereof, (e) any change in the cash position of Tectonic and its subsidiaries which results from the operations in the ordinary course of business, or (f) general economic or political conditions or conditions generally affecting the industries in which Tectonic and its subsidiaries operate; except in each case with respect to clauses (c), (d) and (f), to the extent disproportionately affecting Tectonic and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Tectonic and its subsidiaries operate.

Termination and Termination Fees

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time before the effective time, whether before or after the required stockholder approvals to complete the merger have been obtained, as set forth below:

(a)	by mutual written consent of AVROBIO and Tectonic;

(b)

by either AVROBIO or Tectonic, if the merger has not been consummated by October 31, 2024; provided, however, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the merger to occur on or before October 31, 2024 and such action or failure to act constitutes a breach of the Merger Agreement;

(c)

by either AVROBIO or Tectonic, if a court of competent jurisdiction or governmental entity has issued a final and non-appealable order, decree or ruling or taken any other action that permanently restrains, enjoins or otherwise prohibits the merger or any of the transactions contemplated by the Merger Agreement;

(d)

by AVROBIO, if the Tectonic stockholder approval has not been obtained within four business days of the registration statement on Form S-4, of which this proxy statement/prospectus is a part, becoming effective; provided that this right to terminate the Merger Agreement will not be available to AVROBIO once Tectonic obtains approval by irrevocable written consent from the Tectonic stockholders representing no less than 88.0% of the voting power of Tectonic;

(e)

by either AVROBIO or Tectonic, if the special meeting has been held and completed and AVROBIO stockholders have taken a final vote on the Proposal Nos. 1 and 2, and such proposals have not been approved by the AVROBIO stockholders at the AVROBIO special meeting (or any adjournment or postponement thereof);

(f)

by Tectonic, at any time prior to obtaining the approval by AVROBIO stockholders of the Proposals set forth herein to be considered at the special meeting, if any of the following circumstances shall occur:

•

AVROBIO fails to include in this proxy statement/prospectus the AVROBIO Board’s recommendation that AVROBIO stockholders vote to approve the Proposals set forth herein to be considered at the special meeting;

•	the AVROBIO Board, or any committee thereof, makes a AVROBIO Board adverse recommendation change or approves, endorses or recommends any Acquisition Proposal; or

•	AVROBIO enters into any letter of intent or similar document or any contract relating to any Acquisition Proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement;

•	AVROBIO willfully and materially breaches its non-solicitation obligations;

(g)	by Tectonic, if AVROBIO or Merger Sub has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of

AVROBIO has become inaccurate, in either case such that the conditions to the closing would not be satisfied as of time of such breach or inaccuracy; provided that Tectonic is not then in material breach of any representation, warranty covenant or agreement under the Merger Agreement; provided, further, if such breach or inaccuracy of any representation, warranty, covenant or agreement is curable, then the Merger Agreement will not terminate pursuant to this paragraph as a result of a particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy from Tectonic to AVROBIO or Merger Sub and Tectonic’s intention to terminate pursuant to this paragraph and (ii) AVROBIO or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of a written notice from Tectonic to AVROBIO or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this paragraph, and its enumeration of all of the specific commercially reasonable efforts that it believes ought to be taken to cure such breach (it being understood that the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by AVROBIO or Merger Sub is cured prior to such termination becoming effective);

(h)

by AVROBIO, if Tectonic has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Tectonic has become inaccurate, in either case such that the conditions to the closing would not be satisfied as of time of such breach or inaccuracy; provided that AVROBIO is not then in material breach of any representation, warranty covenant or agreement under the Merger Agreement; provided, further, if such breach or inaccuracy of any representation, warranty, covenant or agreement is curable, then the Merger Agreement will not terminate pursuant to this paragraph as a result of a particular breach or inaccuracy until the earlier (i) of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy from AVROBIO to Tectonic and AVROBIO’s intention to terminate pursuant to this paragraph or (ii) Tectonic ceasing to exercise commercially reasonable efforts to cure such breach following delivery of a written notice from AVROBIO to Tectonic of such breach or inaccuracy and its intention to terminate pursuant to this paragraph, and its enumeration of all of the specific commercially reasonable efforts that it believes ought to be taken to cure such breach (it being understood that the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by Tectonic is cured prior to such termination becoming effective);

(i)

by AVROBIO (at any time prior to obtaining the AVROBIO stockholder approval), upon the AVROBIO Board authorizing AVROBIO to enter into a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a superior offer, subject to certain conditions; or

(j)	by AVROBIO, at any time prior to obtaining the Tectonic stockholder approval, if any of the following circumstances shall occur:

•	the Tectonic Board, or any committee thereof, makes a Tectonic Board adverse recommendation change or approves, endorses or recommends any Acquisition Proposal;

•	Tectonic enters into any letter of intent or similar document or any contract relating to any Acquisition Proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement;

•	Tectonic willfully and materially breaches its non-solicitation obligations

The party desiring to terminate the Merger Agreement will give the other party written notice of such termination, specifying the provisions hereof pursuant to which such termination is made and the basis for termination described in reasonable detail.

Termination Fees Payable by AVROBIO

AVROBIO must pay Tectonic a termination fee of $2.7125 million if:

•

(i) the Merger Agreement is terminated by AVROBIO or Tectonic pursuant to provision (e) above or by Tectonic pursuant to (g) above, (ii) at any time after the date of the Merger Agreement and prior to the special meeting, an Acquisition Proposal with respect to AVROBIO will have been publicly announced, disclosed or otherwise communicated to the AVROBIO Board (and will not have been withdrawn), and (iii) within 12 months after the date of such termination, AVROBIO enters into a definitive agreement with respect to any Acquisition Transaction or consummates any Acquisition Transaction (in each event, with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) (for the avoidance of doubt, a liquidation or dissolution of AVROBIO will in no event be deemed to constitute an Acquisition Transaction for purposes of this clause);

•

the Merger Agreement is terminated by Tectonic or AVROBIO pursuant to (b) above (when at the time the Merger Agreement is terminated, Tectonic had the right to terminate the Merger Agreement pursuant to (f) above);

•	the Merger Agreement is terminated by Tectonic pursuant to (f) above; or

•	the Merger Agreement is terminated by AVROBIO pursuant to (i) above.

AVROBIO must also reimburse Tectonic for expenses incurred by Tectonic in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $650,000, if Tectonic terminates the Merger Agreement pursuant to (e) above.

Termination Fees Payable by Tectonic

Tectonic must pay AVROBIO a termination fee of $4.9 million if:

•

(i) the Merger Agreement is terminated by AVROBIO pursuant to provision (h) above, (ii) at any timeafter the date of the Merger Agreement and prior to the receipt of the required Tectonic stockholdervote, an Acquisition Proposal with respect to Tectonic will have been publicly announced, disclosed orotherwise communicated to the Tectonic Board (and will not have been withdrawn), and (iii) within 12months after the date of such termination, Tectonic enters into a definitive agreement with respect toany Acquisition Transaction or consummates any Acquisition Transaction (in each event with allreferences to 20% in the definition of Acquisition Transaction being treated as references to 50% forthese purposes);

•

the Merger Agreement is terminated by AVROBIO or Tectonic pursuant to (b) above (when at the time the Merger Agreement is terminated, AVROBIO had the right to terminate the Merger Agreement pursuant to (j) above);

•	the Merger Agreement is terminated by AVROBIO pursuant to (d) above; or

•	the Merger Agreement is terminated by AVROBIO pursuant to (j) above.

Amendment and Waiver

The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of Tectonic, Merger Sub and AVROBIO. Such amendment requires the approval of the respective boards of directors of Tectonic, Merger Sub and AVROBIO at any time, except that after the Merger Agreement has been adopted and approved by the Tectonic stockholders or AVROBIO stockholders, no amendment which by law requires further approval by the Tectonic stockholders or AVROBIO stockholders, as the case may be, may be made without such further approval.

Any provision of the Merger Agreement may be waived by any party solely on that party’s behalf, without the consent of any other party. The waiver must be expressly set forth in a written instrument duly executed and delivered on behalf of such party, which will only be valid in the specific instance in which it is given. No failure or delay on the part of any party with respect to the exercise of any power, right, privilege or remedy under the Merger Agreement will operate as a waiver of such power, right, privilege or remedy. Furthermore, no single or partial exercise of any such power, right, privilege or remedy will preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

Fees and Expenses

The Merger Agreement provides all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except as described in the section titled “—Termination and Termination Fees” beginning on page 259 of this proxy statement/prospectus, and except that Tectonic and AVROBIO will share equally in any fees and expenses incurred in relation to the Nasdaq fees associated with the continued listing of AVROBIO’s securities on Nasdaq and the initial listing application.

AGREEMENTS RELATED TO THE MERGER

Support Agreements

In order to induce AVROBIO to enter into the Merger Agreement, certain Tectonic stockholders are parties to support agreements with Tectonic pursuant to which, among other things, each such stockholder, solely in his, her or its capacity as a Tectonic stockholder, has agreed to vote all of such stockholder’s shares of Tectonic capital stock in favor of (i) the adoption of the Merger Agreement, (ii) the approval of the merger and related transactions contemplated by the Merger Agreement, (iii) the approval of an amendment to Tectonic’s certificate of incorporation to increase its authorized stock, (iv) to the extent such person is entitled to vote or exercise a right to consent with respect to such matter, effecting the preferred stock conversion immediately prior to conversion of the Company SAFEs, which Company SAFEs conversion shall occur immediately prior to the private placement financings, (v) waiving any preemptive right, right of participation, right of maintenance, anti-dilution right or any similar right as may otherwise be provided to such stockholder under Tectonic’s certificate of incorporation or bylaws in connection with the merger and related transactions contemplated by the Merger Agreement, and (vi) against any acquisition proposal from a third party.

These Tectonic stockholders have also granted Tectonic an irrevocable proxy to vote their respective shares of Tectonic capital stock in accordance with the support agreements. These Tectonic stockholders have also agreed not to solicit any Acquisition Proposals or Acquisition Inquiries, and agreed to waive any appraisal or dissenters’ rights relating to the merger.

As of January 30, 2024, the Tectonic stockholders that are party to a support agreement with Tectonic owned approximately 88.0% of the voting power of Tectonic., and in any event no later than four business days thereafter, Following the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus is a part and pursuant to the Merger Agreement, Tectonic stockholders holding a sufficient number of shares of Tectonic capital stock to adopt the Merger Agreement and approve the merger and related transactions will execute a written consent providing for such adoption and approval. Therefore, holders of a sufficient number of shares of Tectonic capital stock required to adopt the Merger Agreement and approve the merger and related transactions are contractually obligated to adopt the Merger Agreement are expected to adopt the Merger Agreement via written consent.

Under these support agreements, subject to certain exceptions, such stockholders have also agreed not to sell or transfer their shares of Tectonic capital stock and securities convertible into shares of Tectonic capital stock held by them, or any voting rights with respect thereto, until the earliest to occur of the termination of the Merger Agreement, the completion of the merger, and the termination of the support agreement, subject to certain exceptions. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the support agreement, each person to which any shares of Tectonic capital stock or securities convertible into shares of Tectonic capital stock are so sold or transferred must agree in writing to be bound by the terms and provisions of the support agreement.

In addition, in order to induce Tectonic to enter into the Merger Agreement, certain AVROBIO stockholders are parties to support agreements with AVROBIO pursuant to which, among other things, each such stockholder, solely in his, her or its capacity as a AVROBIO stockholder, has agreed to vote all of such stockholder’s shares of AVROBIO capital stock in favor of (i) the Nasdaq Stock Issuance Proposal, (ii) the Reverse Stock Split Proposal, (iii) the Officer Exculpation Proposal Incentive Plan Proposal, (iv) the ESPP Proposal, (v) against any competing Acquisition Proposal and (vi) in favor of an adjournment of the meeting of the AVROBIO stockholders, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the approval matters.

These AVROBIO stockholders have also granted AVROBIO an irrevocable proxy to vote their respective shares of AVROBIO capital stock in accordance with the support agreements. These AVROBIO stockholders have also agreed not to solicit any Acquisition Proposals or Acquisition Inquiries, and agreed to waive any appraisal or dissenters’ rights relating to the merger.

As of January 30, 2024, the AVROBIO stockholders that are party to support agreements with AVROBIO owned approximately 10.8% of the outstanding shares of AVROBIO capital stock. These stockholders include executive officers and directors of AVROBIO, as well as certain other stockholders owning a significant portion of the outstanding shares of AVROBIO capital stock.

Under these support agreements, subject to certain exceptions, such stockholders have also agreed not to sell or transfer their shares of AVROBIO capital stock and securities convertible into shares of AVROBIO capital stock held by them, or any voting rights with respect thereto, until the earliest to occur of the termination of the Merger Agreement, the completion of the merger, and the termination of the support agreement, subject to certain exceptions. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the support agreement, each person to which any shares of AVROBIO capital stock or securities convertible into shares of AVROBIO capital stock are so sold or transferred must agree in writing to be bound by the terms and provisions of the support agreement.

Under both the support agreements signed by AVROBIO stockholders and the support agreements signed by Tectonic stockholders, the support obligations of such stockholders are released as of the earlier of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof or (b) the effective time of the merger.

The foregoing descriptions of the support agreements do not purport to be complete and are qualified in their entirety by the full text of the forms of support agreements, which are attached hereto as Annex C and Annex D, respectively.

Lock-Up Agreements

Certain of Tectonic’s executive officers, directors and stockholders have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of AVROBIO’s common stock or any securities convertible into or exercisable or exchangeable for AVROBIO common stock, currently or thereafter owned, until 180 days after the effective time.

The Tectonic stockholders who have executed lock-up agreements as of January 30, 2024 owned, in the aggregate, approximately 88.0% of the outstanding voting power of Tectonic’s capital stock.

Certain of AVROBIO’s directors have entered into lock-up agreements, pursuant to which such stockholders have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of AVROBIO’s common stock or any securities convertible into or exercisable or exchangeable for AVROBIO common stock, currently or thereafter owned, until 180 days after the effective time.

AVROBIO stockholders who have executed lock-up agreements as of January 30, 2024 owned, in the aggregate, approximately 10.8% of the shares of AVROBIO common stock as of January 30, 2024.

The foregoing description of the lock-up agreements does not purport to be complete and is qualified in its entirety by the full text of the form of lock-up agreement, which is attached hereto as Annex E.

Subscription Agreement

Immediately prior to the execution and delivery of the Merger Agreement, certain purchasers, including certain existing investors of Tectonic, entered into the Subscription Agreement with Tectonic, pursuant to which such investors have agreed to purchase Tectonic common stock, representing an aggregate commitment of $96.6 million, in the private financings, for an aggregate purchase price among the transactions contemplated by the Subscription Agreement and the Company SAFEs of approximately $130.7 million. Under the Subscription Agreement, Tectonic agreed to sell an aggregate of 7,790,889 of shares of Tectonic common stock at a purchase price per share equal to $12.39908. The closings of the private financings are conditioned upon the satisfaction or waiver of the conditions to the closing as well as certain other conditions. The closing of the merger is conditioned upon the satisfaction or waiver of the receipt of cash proceeds not less than $114.5 million in connection with the consummation of the transactions contemplated by the private financings. While, as of the date of this proxy statement/prospectus, AVROBIO and Tectonic do not intend to waive this or any other condition to the merger, there can be no assurance that AVROBIO and Tectonic will ultimately determine, in their sole discretion, not to waive such condition.

The Subscription Agreement contains customary representations and warranties of Tectonic and also contain customary representations and warranties of the purchasers party thereto.

Each purchaser’s obligation to purchase shares of Tectonic common stock pursuant to the Subscription Agreement is subject to the satisfaction or waiver of certain conditions, including:

•

Tectonic’s representations and warranties in the Subscription Agreement being true and correct in all respects as of the effective date of the Subscription Agreement and true and correct in all material respects as of the closing date for the private financings, subject to certain exceptions;

•	Tectonic having performed and complied in all material respects with all covenants, agreements, obligations and conditions required to be performed or complied with by it;

•	the issuance of a compliance certificate by the chief executive officer of Tectonic;

•	all registrations, qualifications, permits and approvals, if any, required under applicable state securities laws having been obtained;

•

the satisfaction or waiver of all conditions to the closing of the merger set forth in the Merger Agreement (other than the condition regarding the private financings) and the closing of the merger being set to occur substantially concurrently with the closings of the private financings;

•	all registrations, qualifications, permits and approvals, if any, required under applicable state securities laws having been obtained;

•	the issuance of a customary certificate by the secretary of Tectonic;

•

all corporate and other proceedings in connection with the transactions contemplated at the closings of the private financings and all documents incident thereto being reasonably satisfactory in form and substance to each purchaser; and

•

the satisfaction or waiver of all conditions to the closing of the merger set forth in the Merger Agreement and the closing of the merger being set to occur substantially concurrently with the closings of the private financings.

Tectonic’s obligation to sell shares of its common stock to each purchaser pursuant to the Subscription Agreement is subject to the satisfaction or waiver of certain conditions, including:

•

the representations and warranties made by the purchasers being true and correct as of the effective date of the securities purchase agreement and true and correct in all material respects as of the closing date of the private financings, subject to certain exceptions;

•	each purchaser having performed and complied with all covenants, agreements, obligations and conditions required to be performed or complied with by each purchaser;

•	all registrations, qualifications, permits and approvals, if any, required under applicable state securities laws having been obtained; and

•

the satisfaction or waiver of all conditions to the closing of the merger set forth in the Merger Agreement and the closing of the merger being set to occur substantially concurrently with the closings of the private financings.

Prior to consummation of the transactions contemplated thereby, the Subscription Agreement may be changed, waived, amended or modified only by a written instrument executed by Tectonic, the purchasers committed to purchase at least a majority of the shares sold in the private financing and the purchasers who are not existing stockholders in Tectonic, committed to purchase at least a majority of the shares sold in the private financing to such new purchasers. The Subscription Agreement may be terminated upon the earlier to occur of (i) such date and time that the Merger Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of Tectonic, the purchasers committed to purchase at least a majority of the shares sold in the private financing and the purchasers who are not existing stockholders in Tectonic committed to purchase at least a majority of the shares sold in the private financing to such new purchasers and (iii) if the closing has not occurred on or before October 31, 2024, other than as a result of a willful breach of a purchaser’s obligations under the Subscription Agreement.

CVR Agreement

The CVRs will be governed by the terms of the CVR Agreement, which will be entered into at or prior to the effective time by AVROBIO and a rights agent to be designated by AVROBIO prior to the closing.

As provided in the Merger Agreement, AVROBIO intends to declare a dividend to its common stockholders of record the right to receive one non-transferable CVR for each outstanding share of AVROBIO common stock held by such stockholder as of such date, each representing the non-transferable contractual right to receive certain contingent payments if any, received by AVROBIO upon the occurrence of certain events within agreed time periods.

Characteristics of the CVRs; Restrictions on Transfer

The CVRs may not be sold, assigned, transferred, pledged, encumbered or otherwise transferred or disposed of, in whole or in part, other than pursuant to any of the following permitted transfers: (i) upon death of a holder thereof by will or intestacy; (ii) pursuant to a court order; (iii) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (iv) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC; or (v) as the CVRs may be abandoned in accordance with the terms of the CVR Agreement.

The CVRs will not be evidenced by a certificate or any other instrument. The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of the CVRs to any holder thereof. The CVRs will not represent any equity or ownership interest in AVROBIO in any constituent company to the merger. The rights agent will maintain an up-to-date register for the purpose of registering the CVRs and permitted transfers thereof. AVROBIO’s obligation to make the CVR payment, if any becomes due, is neither secured nor guaranteed by AVROBIO or any of its affiliates.

CVR Payments

Pursuant to the CVR Agreement, each CVR holder is entitled to certain rights to receive a pro rata portion of 80% of the net proceeds, if any, received by AVROBIO as a result of an AVROBIO disposition (including a license) after the effective date and prior to the 18-month anniversary of the closing, received within the 10-year CVR Term following the closing; provided that no contingent payment will be payable to any holder of the CVRs until such time as the then-outstanding and undistributed proceeds exceeds $350,000 in the aggregate. Any such payments will be net of the following permitted deductions (in each case as calculated in accordance with GAAP in a manner consistent with AVROBIO’s accounting practices and the most recently filed annual audited financial statements with the SEC):

•	applicable tax imposed on the gross proceeds;

•

any reasonable and documented out-of-pocket costs and expenses following the closing incurred by AVROBIO or its affiliates in respect of its performance of the CVR Agreement, including any costs related to the prosecution, maintenance or enforcement by AVROBIO or any of its subsidiaries of intellectual property rights;

•

any reasonable and documented out-of-pocket costs and expenses incurred or accrued by AVROBIO or its affiliates in respect of the negotiation, entry into and closing of any AVROBIO disposition of any AVROBIO pre-closing asset;

•

any losses actually incurred, and actually paid or actually payable, or reasonably expected to be incurred and subsequently actually paid by AVROBIO or its affiliates arising out of any third-party claims relating to or in connection with any AVROBIO disposition of any AVROBIO pre-closing assets and, without duplication, including indemnification obligations of AVROBIO or any of its affiliates set forth in a definitive written agreement with respect to a AVROBIO disposition; and

•	any proceeds in consideration for a AVROBIO disposition pursuant to a definitive written agreement included in the final determination of AVROBIO’s net cash in accordance with the Merger Agreement.

After the CVR Term, no CVR holders will be entitled to any payments under the CVR Agreement (except to the extent that any payments were earned prior to the end of the CVR Term).

Obligations of AVROBIO

The CVR Agreement provides that AVROBIO will use commercially reasonable efforts (as defined in the CVR Agreement) during the 18-month period following the closing to effect dispositions of AVROBIO’s pre-closing assets to a third party that has delivered inbound interest (as defined in the CVR Agreement) with respect to such assets. As a result, AVROBIO will have no obligations to affirmatively sell or market such assets, in the absence of such inbound interest.

Payment Procedures

No later than 45 days following the end of each calendar quarter of following the closing, AVROBIO will deliver to the rights agent, or in some cases, to the rights agent or as the rights agent directs, an amount equal to 80% of the net proceeds for the applicable payment period.

Amendment and Termination of the CVR Agreement

AVROBIO may, at any time and from time to time, enter into one or more amendments to the CVR Agreement for any of the following purposes, without the consent of any of the holders of CVRs:

•

to evidence the appointment of another person as a successor rights agent and the assumption by any successor rights agent of the covenants and obligations of the rights agent pursuant to the CVR Agreement;

•	to evidence the succession of another person to AVROBIO and the assumption of any such successor of the covenants of AVROBIO pursuant to the CVR Agreement;

•

to add to the covenants of AVROBIO such further covenants, restrictions, conditions or provisions as AVROBIO and the right agent will consider to be for the protection and benefit of the holders of CVRs, provided that such provisions do not adversely affect the interests of the holders of CVRs;

•	to cure any ambiguity or inconsistency, provided such provisions do not adversely effect interests of the holders of CVRs

•

as may be necessary or appropriate to ensure that CVRs are not subject to registration under the Securities Act or the Exchange Act and the rules and regulations made thereunder, or any applicable state securities or “blue sky” laws;

•	as may be necessary or appropriate to ensure that AVROBIO is not required to produce a prospectus or an admission document in order to comply with applicable law;

•

to cancel CVRs (i) in the event that any holder of CVRs has abandoned its rights to such CVRs, (ii) in order to effect the Intended Tax Treatment (as defined in the CVR Agreement, or (iii) following a transfer of such CVRs to AVROBIO or its affiliates;

•	as may be necessary or appropriate to ensure that AVROBIO complies with applicable law; or

•	for the purpose of adding, eliminating or changing any provisions, provided that, in each case, such additions, eliminations or changes do not adversely affect the interests of the holders of CVRs.

AVROBIO will (or will cause the rights agent to) provide notice in general terms of the substance of any amendment to the CVR Agreement to the holders of the CVRs promptly after execution by AVROBIO and the rights agent, if applicable, of such amendment.

The CVR Agreement will terminate and be of no force or effect, the parties will have no liability thereunder, and the CVRs will expire without any consideration or compensation therefore, upon the expiration of the CVR Term.

Other Provisions of the CVR Agreement

The CVR Agreement also provides, among other things, for:

•	the duties, responsibilities, rights and immunities of the rights agent, and procedures for the resignation or removal of the rights agent and appointment of a successor;

•

AVROBIO to use commercially reasonable efforts (as defined in the CVR Agreement) during the 18-month period following the closing to effect dispositions of AVROBIO’s pre-closing assets to a third party that has delivered inbound interest (as defined in the CVR Agreement) with respect to such assets. As a result, AVROBIO will have no obligations to affirmatively sell or market such assets, in the absence of such inbound interest;

•	a prohibition on AVROBIO granting any lien, security, interest, pledge or similar interest in any AVROBIO pre-closing assets or net proceeds; and

•

the application of laws of the State of Delaware, exclusive jurisdiction over the parties by the Chancery Court of the State of Delaware, County of New Castle, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the U.S. District Court for the District of Delaware (and appellate courts thereof), and waiver of trial by jury.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by the full text of the form of CVR Agreement, which is attached hereto as Annex F.

Material U.S. Federal Income Tax Consequences of the CVRs to Holders of AVROBIO Common Stock

The following discussion is a summary of U.S. federal income tax considerations relating to the issuance of the CVRs and payments (if any) thereon to AVROBIO stockholders pursuant to the CVR Agreement, but does not purport to be a complete analysis of all potential tax effects. This section applies only to persons that hold their AVROBIO common stock as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion is a summary only and does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:

•	brokers, dealers or traders in securities, banks, insurance companies, other financial institutions or mutual funds;

•	real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations;

•

controlled foreign corporations, passive foreign investment companies, pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);

•	persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction or other integrated transaction;

•	persons who hold their shares in individual retirement accounts or other tax-deferred accounts;

•	persons that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own five percent or more of AVROBIO voting shares or five percent or more of the total value of all classes of shares of AVROBIO;

•	taxpayers that are subject to the mark-to-market accounting rules;

•	persons who hold shares of AVROBIO common stock that constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to AVROBIO common stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons that hold securities in AVROBIO as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

•	persons holding AVROBIO common stock who exercise dissenters’ rights;

•

persons who acquired their shares of AVROBIO common stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and

•	expatriates or former citizens or long-term residents of the United States.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

If any entity or arrangement classified as a partnership for U.S. federal income tax purposes holds AVROBIO common stock, the tax treatment of such partnership and any person treated as a partner of such partnership will generally depend on the status and activities of the partner and the activities of the partnership. If you are a partner of a partnership or other pass-through entity holding AVROBIO common stock, you should consult your tax advisors regarding the tax consequences of the issuance of the CVRs and distributions of AVROBIO common stock pursuant to the CVRs.

In addition, the following discussion does not address the tax consequences of the CVRs under state, local and foreign tax laws. Furthermore, the following discussion does not address any tax consequences of transactions effectuated before, after or at the same time as the issuance of the CVRs, whether or not they are in connection with the issuance of the CVRs, including, without limitation, the merger and the reverse stock split, except as specifically provided below.

The CVRs generally may not be transferred or assigned except for certain permitted transfers; accordingly, this discussion assumes the CVRs are not transferable or assignable and does not address any consequences of transferring, assigning or otherwise disposing of the CVRs or any interest therein. No ruling from the IRS, or opinion from counsel, has been or will be requested in connection with the issuance of the CVRs. AVROBIO stockholders should be aware that the IRS could adopt a position contrary to that set forth in this discussion and which could be sustained by a court.

STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE ISSUANCE OF THE CVRS ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Treatment of the CVRs and the Proposed Reverse Stock Split

Although the matter is not free from doubt, AVROBIO intends to treat the issuance of the CVRs (together with any payments on the CVRs) and the AVROBIO reverse stock split as separate transactions for U.S. federal income tax purposes, and the following discussion (except as discussed below under “—Alternative Treatment of the Receipt of CVRs and the AVROBIO Reverse Stock Split as a Single Recapitalization”) assumes this treatment will be respected. The IRS could successfully challenge this position, however. AVROBIO urges you to consult your tax advisor with respect to whether the issuance of the CVRs (and any payments on the CVRs), on the one hand, and the proposed reverse stock split, on the other, constitute separate transactions.

Receipt of CVRs by AVROBIO U.S. Holders

As used herein, a “U.S. Holder” is a beneficial owner of AVROBIO common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia or otherwise treated as a U.S. tax resident for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more “U.S. persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

There is substantial uncertainty as to the tax treatment of CVRs. Specifically, there is no authority addressing whether contingent value rights with characteristics similar to the CVRs should be treated as a current distribution of property with respect to the corporation’s stock, a distribution of equity, a “debt instrument” or an “open transaction,” or in some other manner for U.S. federal income tax purposes. For these reasons, Goodwin and Cooley, the tax counsels for AVROBIO and Tectonic, respectively, cannot express an opinion on the U.S. federal income tax treatment of the issuance of the CVRs or receipt of payments (if any) pursuant to the CVRs. Accordingly, holders are urged to consult with their tax advisors regarding this issue.

However, based on the specific characteristics of the CVRs, AVROBIO intends to take the position that the fair market value of the CVRs cannot be reasonably ascertained on the date of the issuance of the CVRs (the “CVR Distribution Date”), and, accordingly, the issuance of the CVRs constitutes an “open transaction” for U.S. federal income tax purposes. Accordingly, the combined company does not intend to report the issuance of the CVRs as a current distribution of property with respect to its stock and instead intends to report each future cash payment (if any) on the CVRs as a distribution by the combined company for U.S. federal income tax purposes, with each such payment being reported as a dividend to the extent of the combined company’s current and accumulated earnings and profits in the year in which such payment is made.

If AVROBIO’s intended reporting position is correct, a U.S. Holder would generally not recognize income in respect of the CVRs on the CVR Distribution Date and would take no tax basis in the CVRs. Any future cash payments would constitute a dividend to the extent of the combined company’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) in the taxable year of such payment, then as a non-taxable return of capital to the extent of such holder’s basis in its AVROBIO common stock, if any, and finally as capital gain from the sale or exchange of AVROBIO common stock. Dividends received by individual U.S. Holders are generally eligible for reduced rates of taxation applicable to long-term capital gains, provided certain requirements are met.

However, the IRS could instead assert that the issuance of the CVRs should be treated as a “closed transaction.” Under “closed transaction” treatment, a U.S. Holder would be treated as receiving a distribution equal to the fair market value (determined on the CVR Distribution Date) of the CVRs issued to such U.S. Holder on the CVR Distribution Date. The amount of this distribution generally would be treated first as a taxable dividend to the extent of the U.S. Holder’s pro rata share of AVROBIO’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the U.S. Holder’s basis in its AVROBIO common stock, and finally as capital gain from the sale or exchange of AVROBIO common stock. A U.S. Holder’s tax basis in the CVRs received would equal the fair market value of the CVRs on the CVR Distribution Date and the holding period of the CVRs received would begin on the day following the CVR Distribution Date. Although not free from doubt, a future cash payment under a CVR would likely be treated as a non-taxable return of a U.S. Holder’s adjusted tax basis in the CVR to the extent thereof, although the timing of the recovery of a U.S. Holder’s tax basis is unclear. A payment in excess of such amount may be treated as a payment with respect to a sale of a capital asset, ordinary income or a dividend. Additionally, it is possible that a portion of future cash payments would constitute imputed interest and taxed as such. A U.S. Holder might recognize loss, which might be a capital loss and could be a long-term capital loss, upon the expiration of the CVR to the extent cash payments ultimately received pursuant to such CVR were less than the U.S. Holder’s adjusted tax basis in the CVRs, but whether and when such a loss would be recognized is unclear. The deductibility of capital losses is subject to limitations.

It is possible, although AVROBIO believes unlikely, that the issuance of the CVRs could be treated as one or more “debt instruments” or as a distribution of equity.

U.S. Holders are urged to consult their tax advisors with respect to the proper characterization of the CVRs and the tax consequences thereof (including any future cash payments made under the CVRs).

Receipt of CVRs by AVROBIO Non-U.S. Holders

For purposes of this discussion, a “Non-U.S. Holder” means a beneficial owner of AVROBIO common stock that is neither a U.S. Holder nor a partnership (or other pass-through entity) for U.S. federal income tax purposes.

As described above, there is substantial uncertainty as to the tax treatment of CVRs and payments made thereunder. AVROBIO intends to take the position that any future cash payments on the CVRs are distributions with respect to AVROBIO common stock and that such distributions constitute dividends to the extent payable out of the combined company’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles) in the taxable year of such future cash payment. Assuming such position is correct, amounts not treated as dividends for U.S. federal income tax purposes would constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero, and any excess would be treated as capital gain with respect to such Non-U.S. Holder’s AVROBIO common stock. However, this intended position is subject to substantial uncertainty, and, accordingly, Non-U.S. Holders are urged to consult their tax advisors with respect to the proper characterization of the CVRs and the tax consequences thereof (including any future cash payments made under the CVRs).

In light of AVROBIO’s intended reporting position, it is expected that Non-U.S. Holders would generally be subject to U.S. federal withholding tax at a rate of 30% on any future cash payments on the CVRs. Such withholding may be reduced or eliminated if the Non-U.S. Holder properly certifies qualification for a lower withholding rate under an applicable tax treaty or an exemption from withholding as a result of dividends on the AVROBIO common stock being effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable). A Non-U.S. Holder that is a corporation also could be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on income attributable to the CVRs.

This description does not discuss all of the tax considerations that may be applicable to a Non-U.S. Holder of CVRs. Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and non-U.S. income and other tax considerations that may be relevant to them in light of their particular circumstances. Non-U.S. Holders should consult their tax advisors regarding the applicability of information reporting and backup withholding and/or withholding under the Foreign Account Tax Compliance Act with respect to the CVRs and any future cash payments under the CVRs, particularly in light of the uncertainty under U.S. federal income tax law relating to the tax treatment of the CVRs.

Alternative Treatment of the Receipt of CVRs and the AVROBIO Reverse Stock Split as a Single Recapitalization

Notwithstanding AVROBIO’s position that the issuance of CVRs and the AVROBIO reverse stock split are appropriately treated as separate transactions, it is possible that the IRS or a court could determine that the issuance of the CVRs (and/or any payments thereon) and the AVROBIO reverse stock split constitute a single “recapitalization” for U.S. federal income tax purposes with the CVRs constituting taxable “boot” received in such recapitalization exchange. In such case, the tax consequences of the CVRs and the AVROBIO reverse stock split would differ from those described above and would depend in part on many of the same considerations described above.

PLEASE CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE PROPER CHARACTERIZATION OF THE ISSUANCE OF THE CVRs.

AVROBIO DIRECTORS, OFFICERS AND CORPORATE GOVERNANCE

The following sets forth certain information, as of March 15, 2024, concerning AVROBIO’s directors and executive officers.

Name	Positions Held with AVROBIO	Age
Gail Farfel, Ph.D.	Director	60
Christopher Paige, Ph.D.	Director	71
Philip J. Vickers, Ph.D.	Director	64
Ian Clark	Director	63
Annalisa Jenkins, M.B.B.S., F.R.C.P.	Director	58
Bruce Booth, D.Phil.	Director	50
Phillip B. Donenberg	Director	63
Erik Ostrowski	President, Interim Chief Executive Officer, Chief Financial Officer and Treasurer	51
Steven Avruch	Chief Legal Officer and Secretary	63
Azadeh Golipour, Ph.D.	Chief Technology Officer	45
Essra Ridha, M.D., MRCP, FFPM	Chief Medical Officer	41

Gail M. Farfel, Ph.D. has served as a member of the AVROBIO Board since October 2020. Dr. Farfel served as the chief executive officer of ProMIS Neurosciences, Inc., a biopharmaceutical company, from September 2022 to December 2023. From June 2015 to September 2022, Dr. Farfel was executive vice president and chief development officer of Zogenix Inc., a biopharmaceutical company. Previously, Dr. Farfel was chief clinical and regulatory officer of Marinus Pharmaceuticals (Nasdaq: MRNS), establishing and overseeing clinical, medical and regulatory strategies for adult and pediatric seizure disorders, including a pediatric epileptic orphan disease. She also previously served as vice president, therapeutic area head for neuroscience clinical development and medical affairs at Novartis Pharmaceuticals Corporation, where she oversaw a portfolio of products for multiple sclerosis, Alzheimer’s disease and Parkinson’s disease. Dr. Farfel serves on the board of directors of Durect Corporation (Nasdaq: DRRX). She previously served on the board of directors of Zogenix International Ltd., a wholly owned subsidiary of Zogenix, Inc. (Nasdaq: ZGNX). Dr. Farfel holds a Ph.D. in neuropsychopharmacology from the University of Chicago, where she received the Ginsburg Prize for Dissertation Excellence and is a director on the Medical and Biological Sciences Alumni Board. She also holds a B.S in biochemistry from the University of Virginia. AVROBIO believes that Dr. Farfel is qualified to serve on the AVROBIO Board because of her scientific, executive, and industry experience in the field in which AVROBIO operates.

Christopher Paige, Ph.D. has served as a member of the AVROBIO Board since January 2016. Dr. Paige is a professor in the departments of medical biophysics and immunology at the University of Toronto and has served in that role since 1987. He also holds the position of Emeritus Senior Scientist at UHN after having served as a senior scientist at UHN from 1987 to 2021. From 1997 to October 2016, he served as the vice president, research of UHN. In 1990, Dr. Paige became the founding director of the Arthritis and Autoimmunity Research Centre as well as director of research at The Wellesley Hospital. He became a member of the Basel Institute for Immunology in Switzerland in 1980 where he worked until joining the Ontario Cancer Institute as a senior scientist in 1987. Dr. Paige also has experience serving on the board of directors of privately held companies. Dr. Paige earned a B.S. in biology at the University of Notre Dame in 1974 and a Ph.D. in immunology at the Sloan-Kettering Division of Cornell University Graduate School of Medical Sciences in 1979. AVROBIO believes Dr. Paige is qualified to serve on the AVROBIO Board because of his scientific and industry experience in the field in which AVROBIO operates.

Philip J. Vickers, Ph.D. has served as a member of the AVROBIO Board since January 2019. Dr. Vickers is president and chief executive officer of Solu Therapeutics, a biotechnology company, and has served in this role since September 2023. Dr. Vickers was the chief executive officer of Faze Medicines, a biotechnology company from January 2021 to November 2022. From November 2017 until December 2020, Dr. Vickers served as the president and chief executive officer and a member of the board of directors of Northern Biologics Inc., a biotechnology company. From June 2013 until June 2017, Dr. Vickers served as global head of research and development and a member of the executive committee of Shire plc, a biotechnology company focused on the development of therapies for the treatment of rare and specialty conditions. From October 2010 to September 2013, Dr. Vickers served as the senior vice president, head of research and development, human genetic therapies at Shire. Prior to Shire, Dr. Vickers held positions of increasing responsibility in research and development at Merck & Co., Inc., Pfizer Inc., Boehringer-Ingelheim International GmbH and Resolvyx Pharmaceuticals, Inc. Dr. Vickers previously served on the board of directors of Revance Therapeutics, Inc. (Nasdaq: RVNC), a biotechnology company, from February 2015 until May 2023. Dr. Vickers also serves as a scientific advisor to the PTEN Research Foundation. Dr. Vickers obtained his Ph.D. in biochemistry from the University of Toronto, which was followed by postdoctoral research in mechanisms of multidrug resistance in breast cancer at the National Cancer Institute in Bethesda, Maryland. AVROBIO believes that Dr. Vickers is qualified to serve on the AVROBIO Board because of his scientific, executive, and industry experience in the field in which AVROBIO operates.

Ian Clark has served as a member of the AVROBIO Board since January 2018. From 2010 to 2016, Mr. Clark served as the chief executive officer and head of North American commercial operations and was a member of the board of directors for Genentech, a member of the Roche Group. He joined Genentech in 2003 as senior vice president and general manager, BioOncology. In August 2005, he became senior vice president, commercial operations of Genentech. In January 2006, Mr. Clark became executive vice president, commercial operations of Genentech and became a member of its executive committee. Mr. Clark was named head of global product strategy and chief marketing officer of Roche in April 2009. Prior to joining Genentech, Mr. Clark held various positions of increasing responsibility at Novartis, Sanofi, Ivax and Searle, working in the USA, UK, Canada, Eastern Europe and France. Mr. Clark currently serves on the board of directors of Corvus Pharmaceuticals, Inc. (Nasdaq: CRVS), Takeda Pharmaceutical Company Limited (NYSE: TAK), Olema Pharmaceuticals, Inc. (Nasdaq: OLMA), where he serves as chairman of the board of directors, Kyverna Therapeutics, Inc. (Nasdaq: KYTX), where he serves as chairman of the board of directors, and Guardant Health, Inc. (Nasdaq: GH), where he also serves as the lead independent director. Mr. Clark serves as an advisor to KKR. Mr. Clark previously served on the board of directors of Agios Pharmaceuticals, Forty Seven, Inc., Shire plc, Kite Pharma, and TerraVia (formerly Solazyme). He also previously served on the board of directors of the Biotechnology Industry Organization (BIO), as a member of the economic advisory council of the Federal Reserve Bank of San Francisco, as an operating partner of Blackstone Life Sciences, a private investment firm focusing on the life sciences sector and an operating unit within The Blackstone Group L.P., and as a member of the strategic priorities board of BioFulcrum, an initiative within the Gladstone Institutes. Mr. Clark received a B.S. and honorary doctorate in biological sciences from Southampton University in the United Kingdom. AVROBIO believes Mr. Clark is qualified to serve on the AVROBIO Board because of his industry experience in the field in which AVROBIO operates and his executive experience with companies in AVROBIO’s industry.

Annalisa Jenkins, M.B.B.S., F.R.C.P. has served as a member of the AVROBIO Board since April 2018. From November 2017 until April 2019, Dr. Jenkins served as the chief executive officer of PlaqueTec Ltd., a biotechnology company focusing on coronary artery disease treatment and prevention. Previously, Dr. Jenkins served as the president and chief executive officer and a member of the board of directors of Dimension Therapeutics, Inc., a biotechnology company focused on rare and metabolic diseases associated with the liver, from September 2014 until its sale to Ultragenyx Pharmaceutical Inc. in November 2017. From October 2013 to March 2014, Dr. Jenkins served as executive vice president, head of global research and development for Merck Serono Pharmaceuticals, a biopharmaceutical company. Previously, from September 2011 to October 2013, she served as Merck Serono’s executive vice president, global development and medical, and was a member of Merck Serono’s executive committee. Prior to that, Dr. Jenkins pursued a 15-year career at Bristol-Myers Squibb Company, a biopharmaceutical company, where, from July 2009 to June 2011, she was a senior vice president and head of global medical affairs. Dr. Jenkins currently serves on the board of Genomics England, a UK government entity dedicated to advancing the 100,000 Genomes Project. Dr. Jenkins also serves on the board of directors of Affimed N.V. (Nasdaq: AFMD), Compass Pathways (Nasdaq: CMPS), Mereo Biopharma Group plc (Nasdaq: MREO), Skye Bioscience, Inc. (Nasdaq: SKYE) and a number of privately held biotechnology and life science companies, and serves as a trustee to a number of non-profit organizations. Dr. Jenkins previously served on the board of numerous biotechnology and life science companies, including AgeX Therapeutics, Inc. (NYSE American: AGE), Silence Therapeutics, Ardelyx, Inc., Oncimmune Holdings plc (LSE: ONC), OncoSec Medical Incorporated, and Sensyne Health plc., and she served as a committee member of the science board to the FDA, which advised leadership on complex scientific and technical issues. Dr. Jenkins graduated with a degree in medicine from St. Bartholomew’s Hospital in the University of London and subsequently trained in cardiovascular medicine in the UK National Health Service. Earlier in her career, Dr. Jenkins served as a medical officer in the British Royal Navy. AVROBIO believes Dr. Jenkins is qualified to serve on the AVROBIO Board based on her industry experience in the field in which AVROBIO operates and her executive experience with companies in AVROBIO’s industry.

Bruce Booth, D.Phil. has served as the Chairperson of the AVROBIO Board since February 2016. Dr. Booth joined Atlas Venture in 2005, and currently serves as general partner. Previously, from 2004 to 2005, Dr. Booth was a principal at Caxton Health Holdings L.L.C., a healthcare-focused investment firm, where he focused on the firm’s venture capital activities. Prior to Caxton, from 1999 to 2004, he was an associate principal at McKinsey & Company, a global strategic management consulting firm, where he advised clients on research and development productivity, corporate strategy and business development issues across the biopharmaceutical sector. Dr. Booth is chairman of the board of directors and co-founder of Kymera Therapeutics, Inc. (Nasdaq: KYMR) and chairman of the board of directors of Vigil Neuroscience (Nasdaq: VIGL), which are biotechnology companies. He also serves on the board of several privately held companies. From February 2018 until July 2020, Dr. Booth served as chairperson of the board of directors of Unum Therapeutics Inc. (Nasdaq: UMRX), now called Cogent Biosciences (Nasdaq: COGT); from February 2017 until December 2018, Dr. Booth served as independent chairperson of the board of directors of miRagen Therapeutics, Inc. (Nasdaq: MGEN), now called Viridian Therapeutics, Inc (Nasdaq: VRDN); from August 2006 until June 2018, Dr. Booth served on the board of directors of Zafgen, Inc. (Nasdaq: ZFGN), now called Larimar Therapeutics, Inc. (Nasdaq: LRMR); and from February 2016 until September 2023, Dr. Booth served on the board of directors of Magenta Therapeutics, Inc. (Nasdaq: MGTA), now called Dianthus Therapeutics, Inc. (Nasdaq: DNTH). As a British Marshall Scholar, Dr. Booth holds a D.Phil. in molecular immunology from Oxford University’s Nuffield Department of Medicine and a B.S. in biochemistry, summa cum laude, from Pennsylvania State University. AVROBIO believes Dr. Booth’s extensive leadership, executive, managerial and business experience with life sciences companies, including experience in the formation, development and business strategy of multiple start-up companies in the life sciences sector, qualifies him to serve on the AVROBIO Board.

Phillip B. Donenberg has served as a member of the AVROBIO Board and Audit Committee chair since June 2018. Mr. Donenberg served as senior vice president and chief financial officer of Jaguar Gene Therapy, LLC, a privately held early-stage gene therapy company from February 2020 to March 2023. From July 2018 to November 2018, Mr. Donenberg served as the chief financial officer and senior vice president of Assertio Therapeutics, Inc. (Nasdaq: ASRT), a pharmaceutical company. Previously, Mr. Donenberg served at AveXis, Inc. (now a Novartis company), a gene therapy company, as senior vice president and chief financial officer from October 2017 to June 2018 and as vice president, corporate controller from September 2016 to October 2017. He was the chief financial officer of RestorGenex Corporation from May 2014 to January 2016, when RestorGenex merged with Diffusion Pharmaceuticals LLC, a pharmaceutical company, and served as the merged company’s consultant chief financial officer until September 2016, and the chief financial officer of 7wire Ventures LLC, an early-stage healthcare venture fund, from September 2013 to May 2014. Prior to that time, Mr. Donenberg served as the chief financial officer of BioSante Pharmaceuticals, Inc. from July 1998 to June 2013, when BioSante merged with ANIP Pharmaceuticals, Inc. Mr. Donenberg currently serves on the board of directors and as audit committee chair of Taysha Gene Therapies, Inc. (Nasdaq: TSHA), a gene therapy company, and also has experience serving on the boards of directors of privately held companies. Mr. Donenberg holds a B.S. in accountancy from the University of Illinois Champaign-Urbana College of Business and is a Certified Public

Accountant. AVROBIO believes Mr. Donenberg is qualified to serve on the AVROBIO Board because of his financial expertise and his experience as an executive of companies in the industry in which AVROBIO operates.

Erik Ostrowski has been AVROBIO’s Chief Financial Officer and Treasurer since January 2019 and has also served as AVROBIO’s President and Interim Chief Executive Officer since May 1, 2023. From June 2014 to December 2018, Mr. Ostrowski served as the chief financial officer of Summit Therapeutics plc., a biotechnology company. Prior to that, he served as vice president of finance at Organogenesis Inc., a biotechnology company, from July 2010 to June 2014, and previously worked in investment banking, most recently as a director with Leerink Partners LLC. Mr. Ostrowski began his career as an accountant with Coopers & Lybrand (now PricewaterhouseCoopers). He received a B.S. in accounting and economics from Babson College and a M.B.A. from the University of Chicago Booth School of Business.

Steven Avruch has been AVROBIO’s Chief Legal Officer and Secretary since March 2020 and previously served as AVROBIO’s Vice President, General Counsel and Secretary from January 2019 to March 2020. Prior to joining AVROBIO, from May 2018 to December 2018, Mr. Avruch was an independent legal consultant to biotechnology and other companies. Prior to that, Mr. Avruch served at Biogen Inc., a biotechnology company, as chief corporation counsel and assistant secretary from January 2015 to December 2017, and as associate general counsel from March 2013 to December 2014. Mr. Avruch graduated with an A.B. in Russian Studies from Dartmouth College, and later earned his J.D. from Boston College Law School.

Azadeh Golipour, Ph.D. has been AVROBIO’s Chief Technology Officer since January 2022. Prior to that she was SVP, Portfolio Planning and Program Management from October 2021 to January 2022. From July 2016 through October 2021 Dr. Golipour held positions of increasing responsibility at AVROBIO, including: SVP, CMC Strategy & Manufacturing; VP, Manufacturing Operations; Senior Director, Manufacturing Operations; and Director, Manufacturing Operations. Dr. Golipour received a Ph.D. in molecular genetics from University of Toronto (Canada) and has published multiple articles, including two first-author articles in the journal Cell, Stem Cell and one article in the journal Nature. Dr. Golipour’s articles on reprogramming stem cells have been cited more than 1,000 times.

Essra Ridha, M.D., M.R.C.P., F.F.P.M. has been AVROBIO’s Chief Medical Officer since October 2021, and from April 2021 to July 2021, she was AVROBIO’s Vice President, Clinical Development. Prior to joining AVROBIO, from June 2019 to February 2021, Dr. Ridha was senior medical director at Sangamo Therapeutics, a biotechnology company, and before that, from March 2016 to December 2018, she served as clinical development director at GlaxoSmithKline, a pharmaceutical company. From June 2014 to March 2016, Dr. Ridha worked as a medical expert at Bristol Myers Squibb Pharmaceuticals advising on late-stage clinical development, medical affairs, real-world evidence and health economics and outcomes research in cardiovascular medicine. Dr. Ridha is a member of the Royal College of Physicians of London, as well as a Fellow of the Faculty of Pharmaceutical Medicine. She was an expert panel member at the World Health Organization Expert Advisory Committee to develop Global Standards for the Governance and Oversight of Human Genome Editing. She earned her medical degrees from the Royal Free & University College London Medical School and earned her Bachelor of Science Neuroscience with Basic Medical Sciences, with honors, from University College London.

There are no family relationships between or among any of AVROBIO’s directors or executive officers. The principal occupation and employment during the past five years of each of AVROBIO’s directors and executive officers was carried on, in each case except as specifically identified above, with a corporation or organization that is not a parent, subsidiary or other affiliate of AVROBIO. Other than as described in this proxy statement/prospectus, there is no arrangement or understanding between any of AVROBIO’s directors or executive officers and any other person or persons pursuant to which he or she was or is to be selected as a director or an executive officer, as applicable.

There are no material legal proceedings to which any of AVROBIO’s executive officers is a party adverse to AVROBIO or AVROBIO’s subsidiaries or in which any such person has a material interest adverse to AVROBIO or AVROBIO’s subsidiaries.

Number and Terms of Officers and Directors

The AVROBIO Board consists of seven members. In accordance with the terms of AVROBIO’s charter and bylaws, the AVROBIO Board is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. The directors are divided among the three classes as follows:

•	the Class I directors are Gail Farfel, Ph.D., Christopher Paige, Ph.D. and Philip Vickers, Ph.D., and their terms will expire at AVROBIO’s annual meeting of stockholders to be held in 2025;

•	the Class II directors are Ian Clark and Annalisa Jenkins, M.B.B.S., F.R.C.P., and their terms will expire at AVROBIO’s annual meeting of stockholders to be held in 2026; and

•	the Class III directors are Bruce Booth, D.Phil. and Phillip Donenberg, and their terms will expire at the annual meeting of stockholders to be held in 2024.

AVROBIO expects that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of the AVROBIO Board into three classes with staggered three-year terms may delay or prevent a change of AVROBIO’s management or a change in control.

Committees of the Board of Directors

The AVROBIO Board has established an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Science & Technology Committee. Each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee operates under a charter that satisfies the applicable standards of the SEC and Nasdaq, and the Science & Technology Committee, while not subject to specific SEC or Nasdaq rules, also operates under a charter. Each such committee reviews its respective charter at least annually. A current copy of the charter for each of the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, and Science & Technology Committee is posted on the Investors & Media – Corporate Governance section of AVROBIO’s website, www.avrobio.com. The AVROBIO Board may from time to time establish other special or standing committees to facilitate the management of AVROBIO or to discharge specific duties delegated by the full AVROBIO Board. Members will serve on these committees until their resignation or until otherwise determined by the AVROBIO Board.

Audit Committee

Phillip Donenberg, Annalisa Jenkins and Christopher Paige serve on the AVROBIO Audit Committee, which is chaired by Mr. Donenberg. The AVROBIO Board has determined that each member of the Audit Committee is “independent” for Audit Committee purposes as that term is defined in the rules of the SEC and the applicable Nasdaq rules, and each has sufficient knowledge in financial and auditing matters to serve on the Audit Committee. The AVROBIO Board has designated Mr. Donenberg as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The Audit Committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of AVROBIO’s independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by AVROBIO’s independent registered public accounting firm;

•	reviewing the overall audit plan with AVROBIO’s independent registered public accounting firm and members of management responsible for preparing AVROBIO’s financial statements;

•

reviewing and discussing with management and AVROBIO’s independent registered public accounting firm AVROBIO’s annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by AVROBIO;

•	coordinating the oversight and reviewing the adequacy of AVROBIO’s internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending based upon the Audit Committee’s review and discussions with management and AVROBIO’s independent registered public accounting firm whether AVROBIO’s audited financial statements shall be included in AVROBIO’s Annual Report on Form 10-K;

•	monitoring the integrity of AVROBIO’s financial statements and AVROBIO’s compliance with legal and regulatory requirements as they relate to AVROBIO’s financial statements and accounting matters;

•	preparing the Audit Committee report required by SEC rules to be included in AVROBIO’s annual proxy statement;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing and discussing quarterly earnings releases.

Compensation Committee

Ian Clark, Bruce Booth and Philip Vickers serve on the AVROBIO Compensation Committee, which is chaired by Mr. Clark. The AVROBIO Board has determined that each member of the AVROBIO Compensation Committee is “independent” as defined in the applicable Nasdaq rules. The AVROBIO Compensation Committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of AVROBIO’s Chief Executive Officer;

•

evaluating the performance of AVROBIO’s Chief Executive Officer in light of such corporate goals and objectives, and based on such evaluation, reviewing and approving the proposed compensation for AVROBIO’s Chief Executive Officer, including (i) the cash compensation of AVROBIO’s Chief Executive Officer, (ii) grants and awards to AVROBIO’s Chief Executive Officer under equity-based plans, (iii) amendments to or extensions of AVROBIO’s Chief Executive Officer’s employment agreement or other similar arrangements, (iv) any severance or change in control arrangement, (v) any supplemental or retirement benefits, and (vi) any other compensation matters as may be directed by the AVROBIO Compensation Committee or the AVROBIO Board;

•

annually evaluating the performance of, or reviewing AVROBIO’s Chief Executive Officer’s assessment of, AVROBIO’s other executive officers in light of the corporate goals and objectives relevant to their compensation;

•	reviewing and approving the cash compensation of AVROBIO’s other executive officers;

•	establishing and periodically reviewing any policies and programs concerning perquisite benefits and non-cash or other benefits for AVROBIO’s executive officers;

•	reviewing and establishing AVROBIO’s overall management compensation, philosophy, and policy;

•

reviewing AVROBIO’s overall compensation policies and practices, and assessing whether any risks arising from such policies and practices are reasonably likely to have a material adverse effect on AVROBIO;

•	overseeing and administering AVROBIO’s compensation and similar plans;

•	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

•	reviewing and approving AVROBIO’s policies and procedures for the grant of equity-based awards;

•	reviewing and recommending to the AVROBIO Board the compensation of AVROBIO’s directors;

•	preparing AVROBIO’s Compensation Committee report if and when required by SEC rules;

•	reviewing and discussing with the AVROBIO Board corporate succession plans for AVROBIO’s Chief Executive Officer and AVROBIO’s other key officers;

•	reviewing and discussing annually with management AVROBIO’s “Compensation Discussion and Analysis,” if and when required, to be included in AVROBIO’s annual proxy statement;

•	reviewing and discussing with the AVROBIO Board management proposals to AVROBIO stockholders as well as proposals received from AVROBIO stockholders that relate to executive compensation matters;

•	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters; and

•	retaining and approving the compensation of any compensation advisors.

Nominating and Corporate Governance Committee

Annalisa Jenkins, Phillip Donenberg and Christopher Paige serve on the Nominating and Corporate Governance Committee, which is chaired by Dr. Jenkins. The AVROBIO Board has determined that each member of the Nominating and Corporate Governance Committee is “independent” as defined in the applicable Nasdaq rules. The Nominating and Corporate Governance Committee’s responsibilities include:

•	developing and recommending to the AVROBIO Board criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	reviewing the size and composition of the AVROBIO Board to ensure that it is composed of members containing the appropriate skills and expertise to advise AVROBIO;

•	identifying individuals qualified to become members of the AVROBIO Board;

•	recommending to the AVROBIO Board the persons to be nominated for election as directors and to each of the AVROBIO Board’s committees;

•	developing and recommending to the AVROBIO Board a set of corporate governance guidelines; and

•	overseeing the evaluation of the AVROBIO Board.

The Nominating and Corporate Governance Committee considers candidates for board of director membership suggested by its members and AVROBIO’s Chief Executive Officer. Additionally, in selecting nominees for directors, the Nominating and Corporate Governance Committee will review candidates recommended by stockholders in the same manner and using the same general criteria as candidates recruited by the committee and/or recommended by the AVROBIO Board. Any stockholder who wishes to recommend a candidate for consideration by the committee as a nominee for director should follow the procedures described beginning on page 478 of this proxy statement/prospectus under the heading “Stockholder Proposals.” The Nominating and Corporate Governance Committee will also consider whether to nominate any person proposed by a stockholder in accordance with the provisions of AVROBIO’s bylaws relating to stockholder nominations as described beginning on page 478 of this proxy statement/prospectus under the heading “Stockholder Proposals.”

Identifying and Evaluating Director Nominees. The AVROBIO Board is responsible for filling vacancies on the AVROBIO Board and for nominating candidates for election by AVROBIO’s stockholders each year in the class of directors whose term expires at the relevant annual meeting. The AVROBIO Board delegates the selection and nomination process to the Nominating and Corporate Governance Committee, with the expectation that other members of the AVROBIO Board, and of management, will be requested to take part in the process as appropriate.

Generally, the Nominating and Corporate Governance Committee identifies candidates for director nominees in consultation with management, through the use of search firms or other advisors, through the recommendations submitted by stockholders or through such other methods as the Nominating and Corporate Governance Committee deems to be helpful to identify candidates. Once candidates have been identified, the Nominating and Corporate Governance Committee confirms that the candidates meet all of the minimum qualifications for director nominees established by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee may gather information about the candidates through interviews, detailed questionnaires, comprehensive background checks or any other means that the Nominating and Corporate Governance Committee deems to be appropriate in the evaluation process. The Nominating and Corporate Governance Committee then meets as a group to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of the AVROBIO Board. Based on the results of the evaluation process, the Nominating and Corporate Governance Committee recommends candidates for the AVROBIO Board’s approval to fill a vacancy or as director nominees for election to the AVROBIO Board by AVROBIO’s stockholders each year in the class of directors whose term expires at the relevant annual meeting.

Science & Technology Committee

Philip Vickers, Bruce Booth, Gail Farfel, Annalisa Jenkins and Christopher Paige serve on the Science & Technology Committee, which is chaired by Dr. Vickers. The Science & Technology Committee’s responsibilities include:

•	reviewing and advising the AVROBIO Board on AVROBIO’s research and development programs and progress in achieving research and development goals and objectives;

•	advising the AVROBIO Board on the scientific and research and development aspects of licensing, collaboration and acquisition transactions that require approval by the AVROBIO Board;

•	overseeing management’s exercise of its responsibility to assess and manage risks associated with AVROBIO’s research and development activities, clinical development and intellectual property; and

•	making any recommendations to the AVROBIO Board that the Science & Technology Committee deems appropriate on any areas within its responsibility, including where action or improvement is needed.

Board and Committee Evaluations

The Nominating and Corporate Governance Committee oversees and establishes a periodic board and committee evaluation process. Generally, the AVROBIO Board and each committee conduct self-evaluations by means of written questionnaires completed by each director and committee member. The anonymous responses are summarized and provided to the board and each committee at their next meetings in order to facilitate an examination and discussion by the board and each committee of the effectiveness of the board and committees, board and committee structure and dynamics, and areas for possible improvement. The Nominating and Corporate Governance Committee establishes the board and committee evaluation process, typically on an annual basis, and may determine to use an independent third party evaluation process from time to time in the future. For example, in 2020 AVROBIO engaged an independent third-party consultant to interview board members on board performance and then provided feedback to the Nominating and Corporate Governance Committee for review and consideration.

Code of Business Conduct and Ethics

AVROBIO has adopted a written code of business conduct and ethics that applies to AVROBIO’s directors, officers and employees, including AVROBIO’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the code is posted on the Investors & Media – Corporate Governance section of AVROBIO’s website, which is located at www.avrobio.com. If AVROBIO makes any substantive amendments to, or grants any waivers from, the code of business conduct and ethics for any officer or director, AVROBIO will disclose the nature of such amendment or waiver on AVROBIO’s website or in a Current Report on Form 8-K.

Board Leadership Structure and Board’s Role in Risk Oversight

Currently, the role of Chairperson of the AVROBIO Board is separated from the role of Chief Executive Officer. AVROBIO believes that separating these positions allows AVROBIO’s Chief Executive Officer to focus on the day-to-day business, while allowing the Chairperson of the AVROBIO Board to lead the AVROBIO Board in its fundamental role of providing advice to, and independent oversight, of management. The AVROBIO Board recognizes the time, effort, and energy that the Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required by as AVROBIO’s Chairperson, particularly as the AVROBIO Board’s oversight responsibilities continue to grow. While AVROBIO’s bylaws and corporate governance guidelines do not require that AVROBIO’s Chairperson and Chief Executive Officer positions be separate, the AVROBIO Board believes that having separate positions is the appropriate leadership structure for AVROBIO at this time and demonstrates commitment to good corporate governance.

Risk is inherent to every business, and how well a business manages risk can ultimately determine its success. AVROBIO faces a number of risks, including risks relating to AVROBIO’s financial condition, operations, strategic direction, and intellectual property. Management is responsible for the day-to-day management of risks AVROBIO faces, while the AVROBIO Board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the AVROBIO Board has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

Generally, the role of the AVROBIO Board in overseeing the management of AVROBIO’s risks is conducted primarily through committees of the AVROBIO Board, as disclosed in the descriptions of each of the committees above and in the charters of each of the committees. However, at least annually management provides to the full board an overview of potential risks to AVROBIO, which is then updated and presented to the Audit Committee on a periodic (currently quarterly) basis. The full AVROBIO Board (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management AVROBIO’s major risk exposures, their potential impact on AVROBIO, and the steps AVROBIO takes to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairperson of the relevant committee reports on the discussion to the full AVROBIO Board during the committee reports portion of the next board meeting. This enables the AVROBIO Board and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Board Diversity

The Nasdaq listing requirements require each listed company to have, or explain why it does not have, at least two “Diverse” (as defined in Nasdaq Rule 5605(f)) directors on the board, including at least one Diverse director who self-identifies as female and one Diverse director who self-identifies as part of an underrepresented minority or LGBTQ+. However, smaller reporting companies, such as AVROBIO, may satisfy this requirement by having two female directors. The current composition of the AVROBIO Board is in compliance with the Nasdaq diversity requirement. The table below provides certain highlights of the composition of the AVROBIO Board members based on their voluntary self-identified demographic characteristics. The categories “Female,” “LGBTQ+,” and “Two or More Races or Ethnicities” as used in the below table have the definitions as provided in Nasdaq Rule 5605(f).

Board Diversity Matrix (As of March 15, 2024)
Board Size:
7 Directors
Gender:	Male	Female	Non-Binary	Gender Undisclosed
Number of directors based on gender identity	5	2	—	—
Number of directors who identify in any of the categories below:
African American or Black	—	—	—	—
Alaskan Native or American Indian	—	—	—	—
Asian	—	—	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	5	2	—	—
Two or More Races or Ethnicities	—	—	—	—
LGBTQ+	—	—	—	—
Undisclosed	—	—	—	—

Communication with the Directors of AVROBIO

Any interested party with concerns about AVROBIO may report such concerns to the AVROBIO Board or the chairperson of the AVROBIO Board or Nominating and Corporate Governance Committee, by submitting a written communication to the attention of such director at the following address:

c/o AVROBIO, Inc.

One Broadway, 14th Floor

Cambridge, Massachusetts 02142

United States

You may submit your concern anonymously or confidentially by postal mail. You may also indicate whether you are a stockholder, customer, supplier, or other interested party.

A copy of any such written communication may also be forwarded to AVROBIO’s legal counsel and a copy of such communication may be retained for a reasonable period of time. The director may discuss the matter with AVROBIO’s legal counsel, with independent advisors, with non-management directors, or with AVROBIO’s management, or may take other action or no action as the director determines in good faith, using reasonable judgment, and applying his or her own discretion.

Communications may be forwarded to other directors if they relate to important substantive matters and include suggestions or comments that may be important for other directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances, and matters as to which AVROBIO tends to receive repetitive or duplicative communications.

AVROBIO’s Audit Committee oversees the procedures for the receipt, retention, and treatment of complaints received by AVROBIO regarding accounting, internal accounting controls, or audit matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting, internal accounting controls or auditing matters. AVROBIO has also established a toll-free telephone number, which is (866) 569-1843.

AVROBIO EXECUTIVE COMPENSATION

Executive Compensation

AVROBIO has opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. This section provides an overview of the compensation awarded to, earned by, or paid to AVROBIO’s principal executive officer and AVROBIO’s next two most highly compensated executive officers in respect of their service to AVROBIO for the fiscal year ended December 31, 2023 and up to two additional individuals for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer as of December 31, 2023 (the “AVROBIO 2023 named executive officers”). The AVROBIO 2023 named executive officers are:

•	Erik Ostrowski, President, Interim Chief Executive Officer, Chief Financial Officer and Treasurer;

•	Geoff MacKay, former Chief Executive Officer and President;

•	Azadeh Golipour, Chief Technology Officer; and

•	Essra Ridha, Chief Medical Officer.

AVROBIO’s executive compensation program is based on a pay for performance philosophy. Compensation for AVROBIO’s executive officers is composed primarily of the following main components: base salary; bonus; and equity incentives in the form of options. AVROBIO’s executive officers, like all full-time employees, are eligible to participate in AVROBIO’s health and welfare benefit plans.

2023 Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by, or paid to each of AVROBIO’s named executive officers for services rendered to AVROBIO in all capacities during the fiscal year ended December 31, 2023. The following table also presents information regarding the compensation awarded to, and earned by, and paid to each such individual during the fiscal year ended December 31, 2022, to the extent such individual was a named executive officer for such year.

Name	Year	Salary ($)	Bonus ($)(1)		Stock awards ($)(2)	Option awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All other compensation ($)		Total ($)
Erik Ostrowski	2023	504,400	732,179		339,878	—	—	14,435	(5)	1,590,892
President, Interim Chief Executive Officer, Chief Financial Officer and Treasurer	2022	460,000	299,000		—	404,806	174,800	13,487	(5)	1,352,093
Geoff MacKay	2023	203,284	—		508,127	5,720	—	9,636	(6)	726,767
Former President and Chief Executive Officer	2022	580,000	431,000			710,700	303,050	12,542	(6)	2,037,292
Azadeh Golipour	2023	450,000	526,498		252,373	—	—	37,302	(7)	1,266,173
Chief Technology Officer	2022	353,000	141,000	(8)	—	302,231	124,688	109,519	(9)	1,030,438
Essra Ridha(10)	2023	498,020	589,493		221,953	—	—	33,448	(11)	1,342,914
Chief Medical Officer

(1)

Except as otherwise provided, the 2022 amounts reflect discretionary retention bonuses granted in January 2022 and paid in two equal installments in June 2022 and December 2022. In addition, the 2023 amounts reflect a discretionary retention bonus granted to Mr. Ostrowski, Dr. Golipour and Dr. Ridha in June, 2023 in the amount of $582,179, $426,498, and $489,493, respectively, and paid in January 2024. Further, for Mr. Ostrowski, Dr. Golipour and Dr. Ridha, the 2023 amounts reflect a transaction bonus granted to

Mr. Ostrowski, Dr. Golipour and Dr. Ridha in the amount of $150,000, $100,000, and $100,000, respectively.
(2)

Amounts reflect the grant date fair value of the RSUs granted in 2023 in accordance with Financial Accounting Standards Board’s Accounting Standards Codification Topic 718, or ASC 718. Such grant date fair value does not take into account any estimated forfeitures. See Note 9 of “Notes to Consolidated Financial Statements” in AVROBIO’s Annual Report on Form 10-K filed with the SEC on March 14, 2024 for a discussion of assumptions made by AVROBIO in determining the aggregate grant date fair value of AVROBIO’s RSUs. These amounts do not correspond to the actual value that may be received by the 2023 AVROBIO named executive officers upon vesting and settlement of the shares of RSUs or any sale of the shares.

(3)

Amounts reflect the grant date fair value of stock options granted in 2023 and 2022 in accordance with FASB ASC 718. Such grant date fair value does not take into account any estimated forfeitures related to service-vesting conditions. See Note 9 of “Notes to Consolidated Financial Statements” in AVROBIO’s Annual Report on Form 10-K filed with the SEC on March 14, 2024 for a discussion of assumptions made by AVROBIO in determining the aggregate grant date fair value of AVROBIO’s stock options. These amounts do not correspond to the actual value that may be recognized by the 2023 AVROBIO named executive officers upon vesting of applicable awards. Additionally, the 2023 amount for Mr. MacKay includes the incremental fair value related to the extension of the post-termination exercise period of certain stock options (determined as of such extension date in accordance with FASB ASC Topic 718).

(4)

Amounts reflect bonuses paid with respect to performance during the 2023 fiscal year pursuant to the Senior Executive Cash Incentive Bonus Plan. Such annual bonuses were based on achievement of AVROBIO’s goals related to achievement of clinical program objectives and milestones, regulatory objectives, and manufacturing development objectives.

(5)	Amount reflects the dollar value of 401(k) contributions and life insurance premiums paid by AVROBIO on behalf of Mr. Ostrowski.
(6)	Amount reflects the dollar value of 401(k) contributions and life insurance premiums paid by AVROBIO on behalf of Mr. MacKay.
(7)	Amount reflects the dollar value of life insurance premiums and relocation benefits paid by AVROBIO on behalf of Dr. Golipour.
(8)	Amount includes a $10,000 lump sum payment, paid in accordance with Dr. Golipour’s employment agreement.
(9)

Amount reflects the dollar value of life insurance premiums, $90,571 in relocation benefits paid by AVROBIO on behalf of Dr. Golipour pursuant to her employment agreement, and a tax gross-up on such relocation benefits.

(10)

Amounts in the Salary, Bonus, and All Other Compensation columns were originally denominated in GBP when paid to Dr. Ridha and have been converted to USD using the average exchange rate for 2023 (1 GBP = 1.2439 USD).

(11)	Amount reflects the dollar value of benefits allowance and pension contributions paid by AVROBIO on behalf of Dr. Ridha.

Narrative to Summary Compensation Table

The AVROBIO Board and AVROBIO Compensation Committee review compensation annually for all employees, including AVROBIO’s executives. In setting executive base salaries and bonuses and granting equity incentive awards, AVROBIO considers compensation for comparable positions in the market, the historical compensation levels of AVROBIO’s executives, individual performance as compared to AVROBIO’s expectations and objectives, AVROBIO’s desire to motivate AVROBIO’s employees to achieve short- and long-term results that are in the best interests of AVROBIO stockholders, and a long-term commitment to AVROBIO. AVROBIO targets a generally competitive position, based on independent third-party benchmark analytics to inform the mix of compensation of base salary, bonus or long-term incentives.

The AVROBIO Compensation Committee reviews and approves the compensation to be paid to AVROBIO’s Chief Executive Officer and AVROBIO’s other executive officers. The AVROBIO Compensation

Committee typically reviews and discusses management’s proposed compensation with the chief executive officer for all executives other than the chief executive officer. Based on those discussions and its discretion, taking into account the factors noted above, the AVROBIO Compensation Committee then approves the compensation of AVROBIO’s Chief Executive Officer and other executive officers without the chief executive officer or other members of management present. Frederic W. Cook & Co., Inc. (“FW Cook”), advised the AVROBIO Board and the AVROBIO Compensation Committee on certain compensation matters and decisions during fiscal year 2023. FW Cook served at the discretion of the AVROBIO Compensation Committee and did not provide any other services to AVROBIO during fiscal year 2023 other than those for which they were engaged by the AVROBIO Compensation Committee. The AVROBIO Compensation Committee requires that its compensation consultants be independent of AVROBIO management and performs an annual assessment of the compensation consultants’ independence to determine whether the consultants are independent. The AVROBIO Compensation Committee has determined that FW Cook is independent and that its respective work has not raised any conflicts of interest.

Annual Base Salary

AVROBIO uses base salaries to recognize the experience, skills, knowledge and responsibilities required of all AVROBIO’s employees, including AVROBIO 2023 named executive officers. Base salaries for AVROBIO’s named executive officers are reviewed annually by the AVROBIO Compensation Committee, typically in connection with AVROBIO’s annual performance review process, and adjusted from time to time, based on the recommendation of the AVROBIO Compensation Committee, to realign salaries with market levels after taking into account individual responsibilities, performance and experience. AVROBIO increased Mr. Ostrowski’s base salary to $535,000 from $473,800, effective July 1, 2023. None of the AVROBIO 2023 named executive officers are currently party to an employment agreement or other agreement or arrangement that provides for automatic or scheduled increases in base salary. During 2023 the annual base salaries for each of Mr. Ostrowski, Mr. MacKay, Dr. Golipour, and Dr. Ridha were $535,000, $603,000, $450,000, and $498,020, respectively.

Annual Bonus

AVROBIO currently has a Senior Executive Cash Incentive Bonus Plan, which is intended to reward AVROBIO’s executive officers, including AVROBIO’s named executive officers, for meeting objective and/or subjective performance goals for a fiscal year. From time to time, the AVROBIO Board or AVROBIO Compensation Committee may approve annual bonuses for AVROBIO’s executive officers, including AVROBIO’s named executive officers, based on individual performance, company performance or as otherwise determined appropriate.

Performance goals for each new fiscal year are reviewed by the AVROBIO Compensation Committee and then reviewed and approved by the AVROBIO Board. The AVROBIO Compensation Committee thereafter reviews and determines AVROBIO’s performance and level of attainment of such goals following the completion of the applicable fiscal year. For 2023, the AVROBIO Compensation Committee reviewed and drafted 2023 goals based on achievement of clinical program objectives and milestones, regulatory objectives, manufacturing development objectives and business development and financing objectives. Following the Board’s decision in July 2023 to halt development of AVROBIO’s clinical programs and pursue potential strategic alternatives, the Board opted to forgo annual bonuses based on earlier corporate objectives with respect to fiscal 2023, taking into account previously awarded retention and transaction bonuses for each of the remaining named executive officers with respect to such year. Accordingly, no annual bonus was paid to the named executive officers based on performance objectives in 2023.

Retention Bonuses

On January 4, 2022, the AVROBIO Compensation Committee approved one-time cash retention payments to all employees remaining with AVROBIO following AVROBIO’s workforce reduction, including AVROBIO’s executive officers. Each retention bonus was payable in two equal installments in June 2022 and December 2022, provided that the employee had not resigned or provided notice of intention to resign and AVROBIO had not terminated such employee’s employment for cause or provided notice of intent to terminate such employee’s employment for cause. The aggregate retention bonuses granted to each of Mr. Ostrowski, Mr. MacKay and Dr. Golipour were $299,000, $431,000 and $131,000, respectively.

On June 9, 2023, the AVROBIO Compensation Committee approved cash retention bonuses for each of Mr. Ostrowski, Dr. Golipour and Dr. Ridha. The Retention Bonuses were payable to each of Mr. Ostrowski, Dr. Golipour and Dr. Ridha, subject to each executive continuing to be employed by AVROBIO as of December 31, 2023. The amount of the retention bonuses payable to each of Mr. Ostrowski, Dr. Golipour and Dr. Ridha equaled (i) 125% of each executive’s base salary for calendar year 2023 as in effect on June 9, 2023 (except that, in the case of Mr. Ostrowski, such calculation was based on his base salary in effect as of July 1, 2023), plus (ii) 125% of each executive’s target 2023 annual bonus as in effect on June 9, 2023 (except that, in the case of Mr. Ostrowski, such calculation was based on his target 2023 annual bonus in effect for the six month period commencing July 1, 2023), in each case pro-rated for the period of time from June 9, 2023 to December 31, 2023. The retention bonus for each of Mr. Ostrowski, Dr. Golipour and Dr. Ridha is reported in the Bonus column in the 2023 Summary Compensation Table, above.

Transaction Bonuses

In connection with the closing of the sale of AVROBIO’s cystinosis program, each of Mr. Ostrowski, Dr. Golipour and Dr. Ridha received a transaction bonus in the amount of $150,000, $100,000, and $100,000, respectively, which was payable in three installments in July, August, and September 2023, subject to the executive’s continued employment on the date of each payment.

Equity Compensation

Although AVROBIO does not have a formal policy with respect to the grant of equity incentive awards to AVROBIO’s executive officers, or any formal equity ownership guidelines applicable to them, AVROBIO believes that equity grants provide AVROBIO’s executives with a strong link to AVROBIO’s long-term performance, create an ownership culture and help to align the interests of AVROBIO’s executives and AVROBIO stockholders. In addition, AVROBIO believes that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes AVROBIO’s executive officers to remain in AVROBIO’s employment during the vesting period. Accordingly, the AVROBIO Board periodically reviews the equity incentive compensation of AVROBIO’s named executive officers and from time to time may grant equity incentive awards to them in the form of stock options or RSUs.

AVROBIO typically grants stock option awards to each of AVROBIO’s executives in connection with their start of employment. Such stock option awards are typically granted on the first trading day of the month after the employees’ start date. AVROBIO sets the option exercise price and grant date fair value based on the value of AVROBIO common stock on the date of grant. For grants in connection with initial employment, vesting begins on the initial date of employment.

401(k) Plan

AVROBIO maintains a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. All participants’ interests in their contributions are 100% vested when contributed. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The retirement plan is intended to qualify under Section 401(a) of the Code. Matching contributions to the plan are made at the discretion of the AVROBIO Board.

Outstanding Equity Awards at 2023 Fiscal Year End

The following table sets forth information concerning outstanding equity awards held by the AVROBIO 2023 named executive officers as of December 31, 2023. All equity awards set forth in the table below were granted under either AVROBIO’s Amended and Restated 2015 Stock Option and Grant Plan (the “2015 Plan”) or AVROBIO’s 2018 Stock Option and Incentive Plan, as amended (the “2018 Plan”).

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)		Market Value of Shares or Units that Have Not Vested ($)(1)
Erik Ostrowski	186,000	—		15.65	1/1/2029	—		—
	94,594	6,306	(2)	21.44	3/3/2030	—		—
	84,363	34,737	(3)	16.02	2/3/2031	—		—
	62,500	62,500	(4)	9.63	6/9/2031	—		—
	144,375	170,625	(5)	1.84	2/1/2032	—		—
	110,500	110,500	(6)	0.79	12/7/2032	—		—
	—	—		—	—	160,333	(7)	218,053
	—	—		—	—	70,000	(8)	95,200
Geoff MacKay	213,938	—	(5)	1.84	4/30/2024	—		—
Azadeh Golipour	353	—		1.20	10/24/2026	—		—
	736	—		0.91	6/12/2027	—		—
	5,908	—		5.00	3/15/2028	—		—
	20,000	—		16.98	2/24/2029	—		—
	29,531	1,969	(9)	20.98	3/1/2030	—		—
	18,229	6,771	(10)	14.57	1/3/2031	—		—
	32,583	13,417	(3)	16.02	2/3/2031	—		—
	105,416	124,584	(5)	1.84	2/1/2032	—		—
	82,500	82,500	(6)	0.79	12/7/3032	—		—
	—	—		—	—	18,172	(11)	24,714
	—	—		—	—	149,333	(12)	203,093
Essra Ridha	65,000	55,000	(13)	5.67	10/31/2023	—		—
	71,042	83,958	(14)	1.84	2/1/2032	—		—
	91,500	91,500	(15)	0.79	12/7/2032	—		—
	—	—		—	—	131,333	(16)	178,613

(1)	This column is based on the fair market value of AVROBIO common stock as of December 29, 2023, the last trading day of 2023, which was $1.36 per share.
(2)

The shares underlying this stock option were scheduled to vest as follows: 25% of the shares vested on March 4, 2021 and the remainder vest in equal monthly installments until the option is fully vested on March 4, 2024, subject to the continued employment of the executive officer through each such vesting date.

(3)

The shares underlying this stock option were scheduled to vest as follows: 25% of the shares vested on February 4, 2022 and the remainder vest in equal monthly installments until the option is fully vested on February 4, 2025, subject to the continued employment of the executive officer through each such vesting date.

(4)

The shares underlying this stock option were scheduled to vest as follows: 50% of the shares vested on June 10, 2023 and the remainder will vest on June 10, 2024, subject to the continued employment of the executive officer through each such vesting date.

(5)

The shares underlying this stock option were scheduled to vest as follows: 25% of the shares vested on February 2, 2023 and the remainder vest in equal monthly installments until the option is fully vested on February 2, 2026, subject to the continued employment of the executive officer through each such vesting date.

(6)

The shares underlying this stock option were scheduled to vest as follows: 50% of the shares vested on December 8, 2023 and the remainder vest in equal monthly installments until the option is fully vested on December 8, 2024, subject to the continued employment of the executive officer through each such vesting date.

(7)

Represents an RSU award for 160,333 shares, which vests in four equal annual installments commencing on the first anniversary of February 1, 2023, subject to the continued employment of the executive officer through each such vesting date.

(8)

Represents an RSU award for 70,000 shares, which vests in four equal annual installments commencing on the first anniversary of July 1, 2023, subject to the continued employment of the executive officer through each such vesting date.

(9)

The shares underlying this stock option vest as follows: 25% of the shares vested on March 2, 2021 and the remainder vest in equal monthly installments until the option is fully vested on March 2, 2024, subject to the continued employment of the executive officer through each such vesting date.

(10)

The shares underlying this stock option vest as follows: 25% of the shares vested on January 4, 2022 and the remainder vest in equal monthly installments until the option is fully vested on January 4, 2025, subject to the continued employment of the executive officer through each such vesting date.

(11)

Represents an RSU award for 36,344 shares, which vests as follows: 50% of the shares vested on June 10, 2023 and the remaining 50% vest on June 10, 2024, subject to the continued employment of the executive officer through each such vesting date.

(12)

Represents an RSU award for 149,333 shares, which vests in four equal annual installments commencing on the first anniversary of February 1, 2023, subject to the continued employment of the executive officer through each such vesting date.

(13)

The shares underlying this stock option vest as follows: 25% of the shares vested on October 19, 2023 and the remainder vest in equal monthly installments until the option is fully vested on October 19, 2026, subject to the continued employment of the executive officer through each such vesting date.

(14)

The shares underlying this stock option vest as follows: 25% of the shares vested on February 2, 2024 and the remainder vest in equal monthly installments until the option is fully vested on February 2, 2027, subject to the continued employment of the executive officer through each such vesting date.

(15)

The shares underlying this stock option vest as follows: 50% of the shares will vest on December 8, 2024 and the remainder will vest in 12 equal monthly installments until the option is fully vested on December 8, 2025, subject to the continued employment of the executive officer through each such vesting date.

(16)

Represents an RSU award for 131,333 shares, which vests in four equal annual installments commencing on the first anniversary of February 1, 2023, subject to the continued employment of the executive officer through each such vesting date.

Employment Arrangements with AVROBIO’s Named Executive Officers

AVROBIO entered into employment agreements with each of Erik Ostrowski, Geoff MacKay, Azadeh Golipour and Essra Ridha which set forth the initial terms and conditions of each executive’s employment with AVROBIO, including base salary, target annual bonus opportunity and standard employee benefit plan participation. These employment agreements provide for “at will” employment. The material terms of the employment agreements with the AVROBIO 2023 named executive officers are described below. The terms “change of control,” “cause” and “good reason” referred to below are defined in the applicable agreement.

Employment Agreement with Erik Ostrowski

On December 17, 2018, AVROBIO entered into an employment agreement with Erik Ostrowski for the position of Chief Financial Officer. Under the terms of the employment agreement, Mr. Ostrowski is entitled to receive an annual base salary of $412,000, subject to annual review by the AVROBIO Board or AVROBIO Compensation Committee. In addition, Mr. Ostrowski is eligible to receive cash incentive compensation as determined by the AVROBIO Board or AVROBIO Compensation Committee from time to time, with an initial target annual bonus of 40% of his annual base salary. Mr. Ostrowski also received a signing bonus in the form of

(i) a one-time cash bonus of $170,000 and (ii) an RSU for 2,300 shares of AVROBIO common stock (“the Signing Bonus Award”). In addition, pursuant to the terms of the employment agreement, Mr. Ostrowski was granted an option to purchase 186,000 shares of AVROBIO common stock (the “New Hire Award”). Each of the Signing Bonus Award and the New Hire Award will vest over four years, with 25% of the shares vesting on the one-year anniversary of Mr. Ostrowski’s start date and the remaining shares vesting in thirty-six equal monthly installments thereafter, subject to Mr. Ostrowski’s continued service to AVROBIO through the applicable vesting date. Mr. Ostrowski also entered into an Employee Confidentiality, Assignment and Noncompetition Agreement with AVROBIO, the terms of which are incorporated into his employment agreement.

Mr. Ostrowski’s employment agreement provides that, in the event that his employment is terminated by AVROBIO without “cause” or by Mr. Ostrowski with “good reason” (as each term is defined in his employment agreement), subject to the execution and effectiveness of a separation agreement and release, he will be entitled to receive (i) an amount equal to 75% of his base salary less any amount paid to Mr. Ostrowski in the same calendar year under the Employee Confidentiality, Assignment and Noncompetition Agreement, provided that Mr. Ostrowski has not breached any of the confidentiality, noncompetition or cooperation provisions set forth in, or incorporated into, the employment agreement, payable in equal installments over nine months in accordance with AVROBIO’s normal payroll cycle, (ii) if Mr. Ostrowski was participating in AVROBIO’s group health plan and elects COBRA health continuation, a monthly cash payment equal to the monthly employer contribution that AVROBIO would have made to provide health insurance to Mr. Ostrowski had he remained employed with AVROBIO for up to nine months, and (iii) acceleration of vesting of all stock options and other stock based awards held by Mr. Ostrowski that would have vested if he had remained employed by AVROBIO for an additional nine months following the date of termination.

Under the employment agreement, in the event of a “change in control” (as defined in his employment agreement) all time-based stock options and other stock-based awards granted to Mr. Ostrowski at least 12 months prior to the effective date of the employment agreement shall accelerate and become fully exercisable or non-forfeitable immediately prior to the change in control. In addition, in the event that Mr. Ostrowski’s employment is terminated by AVROBIO without “cause” or by Mr. Ostrowski for “good reason,” in each case, within three months prior to or 18 months after a “change in control,” subject to the execution and effectiveness of a separation agreement and release, he will be entitled to receive (i) a lump sum amount equal to 100% of the sum of his current base salary (or his base salary in effect immediately prior to the change in control if higher) plus his target bonus for that year, less any amount paid to Mr. Ostrowski in the same calendar year under the Employee Confidentiality, Assignment and Noncompetition Agreement, (ii) if Mr. Ostrowski was participating in AVROBIO’s group health plan and elects COBRA health continuation, a monthly cash payment equal to the monthly employer contribution that AVROBIO would have made to provide health insurance to Mr. Ostrowski had he remained employed with AVROBIO for up to 12 months, and (iii) full acceleration of vesting of all time-based stock options and other time-based stock-based awards held by Mr. Ostrowski.

Employment Agreement with Geoff MacKay

Prior to his resignation effective on May 1, 2023, Geoff MacKay, AVROBIO’s former President and Chief Executive Officer, was party to an employment agreement with AVROBIO. Effective upon the closing of AVROBIO’s IPO in June 2018, AVROBIO entered into an amended employment agreement with Mr. MacKay. Under the terms of the employment agreement, Mr. MacKay was entitled to receive an annual base salary of $500,000, subject to annual review by or AVROBIO Compensation Committee. In addition, Mr. MacKay was eligible to receive cash incentive compensation as determined by the AVROBIO Board or AVROBIO Compensation Committee from time to time, with an initial target annual bonus of 50% of his annual base salary. Mr. MacKay also previously entered into a Confidentiality and IP Assignment Agreement with AVROBIO, the terms of which were incorporated into his employment agreement.

Mr. MacKay’s employment agreement provided that, in the event that his employment is terminated by AVROBIO without “cause” or by Mr. MacKay with “good reason” (as each term is defined in his employment agreement), subject to the execution and effectiveness of a separation agreement and release, he would have been entitled to receive (i) an amount equal to 100% of his base salary, provided that Mr. MacKay hadn’t breached any of the confidentiality, noncompetition or cooperation provisions set forth in, or incorporated into, the new employment agreement, payable in equal installments over 12 months in accordance with AVROBIO’s normal payroll cycle, and (ii) if Mr. MacKay was participating in AVROBIO’s group health plan and elects COBRA health continuation, a monthly cash payment equal to the monthly employer contribution that AVROBIO would have made to provide health insurance to Mr. MacKay had he remained employed with AVROBIO for up to 12 months, and (iii) acceleration of vesting of all stock options and other stock based awards held by Mr. MacKay that would have vested if he had remained employed by AVROBIO for an additional 12 months following the date of termination.

Under the employment agreement, in the event of a “change in control” (as defined in his employment agreement) all time-based stock options and other stock-based awards granted to Mr. MacKay at least 12 months prior to the effective date of the employment agreement would have accelerated and become fully exercisable or non-forfeitable immediately prior to the change in control. In addition, in the event that Mr. MacKay’s employment was terminated by AVROBIO without “cause” or by Mr. MacKay for “good reason,” in each case, within three months prior to or 18 months after a “change in control,” subject to the execution and effectiveness of a separation agreement and release, he would have been entitled to receive (i) a lump sum amount equal to 150% of the sum of his current base salary (or his base salary in effect immediately prior to the change in control if higher) plus his target bonus for that year, (ii) if Mr. MacKay was participating in AVROBIO’s group health plan and elects COBRA health continuation, a monthly cash payment equal to the monthly employer contribution that AVROBIO would have made to provide health insurance to Mr. MacKay had he remained employed with AVROBIO for up to 18 months, and (iii) full acceleration of vesting of all time-based stock options and other time-based stock-based awards held by Mr. MacKay.

Employment Agreement with Azadeh Golipour

Azadeh Golipour was previously employed by AVROBIO pursuant to an offer letter dated December 22, 2021. On January 26, 2022, AVROBIO entered into an employment agreement with Dr. Golipour which sets forth the terms of her employment as AVROBIO’s Chief Technology Officer and supersedes her previous offer letter in the entirety. Under the terms of the employment agreement, Dr. Golipour is entitled to receive an annual base salary of $342,000, subject to annual review by the AVROBIO Board or AVROBIO Compensation Committee. In addition, Dr. Golipour is eligible to receive cash incentive compensation as determined by the AVROBIO Board or AVROBIO Compensation Committee from time to time, with an initial target annual bonus of 35% of her annual base salary. In addition, Dr. Golipour is eligible to receive a reimbursement of relocation costs associated with relocating from Toronto, Ontario to Cambridge, Massachusetts (and tax gross-up on such reimbursements) and additional $10,000 lump sum payment. Until Dr. Golipour is no longer treated as a Canadian tax resident, Dr. Golipour is also eligible to receive a $25,000 annual travel allowance, a $5,000 per month housing allowance for 2022, up to $2,500 per year for tax advice and preparation, and tax gross-up on such payments and benefits. Dr. Golipour also entered into an Employee Confidentiality, Assignment and Noncompetition Agreement with AVROBIO, dated January 24, 2022.

Dr. Golipour’s employment agreement provides that, in the event that her employment is terminated by AVROBIO without “cause” or by Dr. Golipour with “good reason” (as each term is defined in her employment agreement), subject to the execution and effectiveness of a separation agreement and release, she will be entitled to receive (i) an amount equal to 75% of her base salary less any garden leave pay paid to Dr. Golipour in the same calendar year under the Employee Confidentiality, Assignment and Noncompetition Agreement, provided that Dr. Golipour has not breached any of the confidentiality, noncompetition or cooperation provisions set forth in, or incorporated into, the employment agreement, payable in equal installments over nine months in accordance with AVROBIO’s normal payroll cycle, (ii) if Dr. Golipour was participating in AVROBIO’s group health plan and elects COBRA health continuation, a monthly cash payment equal to the monthly employer contribution that AVROBIO would have made to provide health insurance to Dr. Golipour had she remained employed with AVROBIO for up to nine months, and (iii) acceleration of vesting of all stock options and other stock based awards held by Dr. Golipour that would have vested if she had remained employed by AVROBIO for an additional nine months following the date of termination.

In addition, in the event that Dr. Golipour’s employment is terminated by AVROBIO without “cause” or by Dr. Golipour for “good reason,” in each case, within three months prior to or 18 months after a “change in control” (as defined in her employment agreement), subject to the execution and effectiveness of a separation agreement and release, she will be entitled to receive (i) a lump sum amount equal to 100% of the sum of her current base salary (or her base salary in effect immediately prior to the change in control if higher) plus her target bonus for that year, less any amount paid to Dr. Golipour in the same calendar year under the Employee Confidentiality, Assignment and Noncompetition Agreement, (ii) if Dr. Golipour was participating in AVROBIO’s group health plan and elects COBRA health continuation, a monthly cash payment equal to the monthly employer contribution that AVROBIO would have made to provide health insurance to Dr. Golipour had she remained employed with AVROBIO for up to 12 months, and (iii) full acceleration of vesting of all time-based stock options and other time-based stock-based awards held by Dr. Golipour.

Employment Agreement with Essra Ridha

In October 2021, AVROBIO entered into an employment agreement with Essra Ridha for the position of Chief Medical Officer. Under the terms of the employment agreement, Dr. Ridha is entitled to receive an annual base salary of £310,000. In addition, Dr. Ridha is eligible to receive cash incentive compensation as determined by the AVROBIO Board or AVROBIO Compensation Committee from time to time, with an initial target annual bonus of 40% of her annual base salary. Dr. Ridha also received a signing bonus in the form of a one-time signing bonus of £52,000 and was eligible to receive a one-time discretionary bonus of £60,000 based on the successful completion within the first six (6) months of her employment of key objectives defined by the Chief Executive Officer. In addition, pursuant to the terms of the employment agreement, Dr. Ridha was granted an option to purchase 120,000 shares of AVROBIO’s common stock, which will vest over four years, with 25% of the shares vesting on the one-year anniversary of Dr. Ridha start date and the remaining shares vesting in thirty-six equal monthly installments thereafter, subject to Dr. Ridha’s continued service to AVROBIO through the applicable vesting date. Dr. Ridha is subject to confidentiality, non-solicitation and noncompetition provisions provided in her employment agreement with AVROBIO.

Dr. Ridha’s employment agreement provides that, in the event that her employment is terminated by AVROBIO without “cause” or by Dr. Ridha with “good reason” (as each term is defined in her employment agreement), subject to the execution and effectiveness of a separation agreement and release, she will be entitled to receive (i) an amount equal to 75% of her base salary, (ii) nine (9) months of benefits allowance, which would include medical, dental, vision, and leisure travel insurance benefits, and (iii) acceleration of vesting of all stock options and other stock based awards held by Dr. Ridha that would have vested if she had remained employed by AVROBIO for an additional nine months following the date of termination.

In addition, in the event that Dr. Ridha’s employment is terminated by AVROBIO without “cause” or by Dr. Ridha for “good reason,” in each case, within three months prior to or 18 months after a “change in control” (as defined in her employment agreement), subject to the execution and effectiveness of a separation agreement and release, she will be entitled to receive (i) a lump sum amount equal to 100% of the sum of her current base salary (or her base salary in effect immediately prior to the change in control if higher) plus her target bonus for that year, (ii) 12 months of benefits allowance, which would include medical, dental, vision, and leisure travel insurance benefits, and (iii) full acceleration of vesting of all time-based stock options and other time-based stock-based awards held by Dr. Ridha.

Compensation Risk Assessment

AVROBIO believes that although a portion of the compensation provided to its executive officers and other employees is performance-based, its executive compensation program does not encourage excessive or unnecessary risk taking. AVROBIO’s compensation programs are designed to encourage its executive officers and other employees to remain focused on both short-term and long-term strategic goals, in particular in connection with its pay-for-performance compensation philosophy. As a result, AVROBIO does not believe that AVROBIO’s compensation programs are reasonably likely to have a material adverse effect on AVROBIO.

AVROBIO DIRECTOR COMPENSATION

The following table presents the total compensation for each person who served as a non-employee member of the AVROBIO Board and received compensation for such service during the fiscal year ended December 31, 2023. Other than as set forth in the table and described more fully below, AVROBIO did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of the AVROBIO Board in 2023. AVROBIO reimburses non-employee members of the AVROBIO Board for reasonable travel expenses. Mr. MacKay, AVROBIO’s former President and Chief Executive Officer, did not receive any compensation for his service as a member of the AVROBIO Board in 2023. Mr. MacKay’s compensation for service as an employee for fiscal year 2023 is presented in the section titled “—Executive Compensation—2023 Summary Compensation Table” beginning on page 284 of this proxy statement/prospectus.

NAME	FEES EARNED OR PAID IN CASH ($)	OPTION AWARDS ($)(1)	TOTAL ($)
Bruce Booth, D.Phil.(2)	85,000	13,968	98,968
Ian Clark(3)	50,000	13,968	63,968
Phillip Donenberg(4)	59,000	13,968	72,968
Gail Farfel(5)	47,500	13,968	61,468
Annalisa Jenkins, M.B.B.S., F.R.C.P.(6)	63,000	13,968	76,968
Christopher Paige, Ph.D.(7)	59,000	13,968	72,968
Philip Vickers, Ph.D.(8)	60,000	13,968	73,968

(1)

Amounts reflect the grant date fair value of option awards granted or modified in 2023 in accordance with FASB ASC 718. Such grant date fair value does not take into account any estimated forfeitures related to service-vesting conditions. See Note 9 of “Notes to Consolidated Financial Statements” in AVROBIO’s Annual Report on Form 10-K filed with the SEC on March 14, 2024 for a discussion of assumptions made by AVROBIO in determining the aggregate grant date fair value of AVROBIO’s option awards. These amounts do not correspond to the actual value that may be recognized by the director upon vesting of applicable awards.

(2)	As of December 31, 2023, Dr. Booth held options to purchase a total of 93,712 shares of AVROBIO common stock, of which 76,069 shares were vested as of such date.
(3)	As of December 31, 2023, Mr. Clark held options to purchase an aggregate of 172,734 shares of AVROBIO common stock, of which 155,091 shares were vested as of such date.
(4)	As of December 31, 2023, Mr. Donenberg held options to purchase an aggregate of 112,455 shares of AVROBIO common stock, of which 94,812 shares were vested as of such date.
(5)	As of December 31, 2023, Dr. Farfel held options to purchase an aggregate of 98,037 shares of AVROBIO common stock, of which 80,394 shares were vested as of such date.
(6)	As of December 31, 2023, Dr. Jenkins held options to purchase an aggregate of 133,223 shares of AVROBIO common stock, of which 115,580 shares were vested as of such date.
(7)	As of December 31, 2023, Dr. Paige held options to purchase an aggregate of 93,712 shares of AVROBIO common stock, of which 76,069 shares were vested as of such date.
(8)	As of December 31, 2023, Dr. Vickers held options to purchase an aggregate of 112,455 shares of AVROBIO common stock, of which 94,812 shares were vested as of such date.

Non-Employee Director Compensation Policy

The AVROBIO Board has adopted a non-employee director compensation policy that is designed to enable AVROBIO to attract and retain, on a long-term basis, highly qualified non-employee directors. Pursuant to AVROBIO’s director compensation policy, each director who is not an employee will be paid cash compensation as set forth below:

	NON- CHAIRPERSON MEMBER ANNUAL FEE ($)	CHAIRPERSON ANNUAL FEE ($)
Board of Directors	40,000	72,500
Audit Committee	7,500	15,000
Compensation Committee	5,000	10,000
Nominating and Corporate Governance Committee	4,000	8,000
Science and Technology Committee	7,500	15,000

Pursuant to AVROBIO’s director compensation policy, each non-employee director first elected or appointed to serve on the AVROBIO Board is granted an option award for a number of shares of AVROBIO common stock equivalent to 0.08% of the total number of common stock shares outstanding on the date of grant, which vests in 36 equal monthly installments over a three-year period, subject to the director’s continued service through such vesting dates. In addition, on the date of each annual meeting of AVROBIO stockholders, each continuing non-employee director is now granted an option award for a number of shares of AVROBIO common stock equivalent to 0.04% of the total number of common stock shares outstanding on the date of grant, which vests in full upon the earlier to occur of the first anniversary of the date of grant or the date of AVROBIO’s following annual meeting of stockholders, subject to continued service as a director through such vesting date.

The AVROBIO Board and AVROBIO Compensation Committee, in consultation with AVROBIO’s compensation consultant, will continue to review non-employee director compensation from time to time.

On January 29, 2024, the AVROBIO Board approved a special one-time cash payment of $20,000 for each of Bruce Booth, Ian Clark, Phillip Donenberg, Gail Farfel and Philip Vickers in their capacity as members of the Transaction Committee. This payment will be paid to each such member of the Transaction Committee immediately prior to the closing.

AVROBIO EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information as of December 31, 2023 regarding shares of AVROBIO common stock that may be issued under AVROBIO’s equity compensation plans, consisting of AVROBIO’s 2018 Plan, AVROBIO’s 2015 Plan, AVROBIO’s 2019 Inducement Plan, AVROBIO’s 2020 Inducement Plan, and AVROBIO’s 2018 ESPP.

Plan Category	Number of Shares of Common Stock to be Issued Upon Exercise of Outstanding Options and RSUs (#)		Weighted-Average Exercise Price of Outstanding Options ($)(1)	Number of Shares of Common Stock Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column) (#)
Equity compensation plans approved by security holders(2)	5,111,846	(2)	7.29	9,750,415	(3)
Equity compensation plans not approved by security holders	966,784	(4)	8.15	3,107,211	(5)

Total	6,078,630		7.33	12,857,626

(1)	Since RSUs do not have any exercise price, such units are not included in the weighted average exercise price calculations above.
(2)	Includes (i) 4,175,488 shares of AVROBIO common stock issuable upon the exercise of outstanding options and (ii) 936,358 shares of AVROBIO common stock issuable upon vesting of RSUs.
(3)

As of December 31, 2023, there were 7,978,667 shares of AVROBIO common stock available for grant under AVROBIO’s 2018 Plan, no shares available for grant under AVROBIO’s 2015 Plan, and 1,771,748 shares of AVROBIO common stock available for grant under AVROBIO’s 2018 ESPP (which number excludes any shares that would have been added to the plan as a result of the automatic annual increase on January 1, 2024). AVROBIO’s 2018 ESPP provides that the number of shares reserved and available for issuance under the plan automatically increases each January 1 by the least of 1,115,700 shares of AVROBIO common stock, 1% of the outstanding number of shares of AVROBIO common stock on the immediately preceding December 31 or such lesser number of shares as determined by the AVROBIO Compensation Committee. However, the AVROBIO Compensation Committee opted to reduce the number of shares that would otherwise have automatically been made available for issuance under the 2018 ESPP on January 1, 2024 to zero.

(4)

Consists of (i) 484,700 shares of AVROBIO common stock underlying non-qualified stock options that were granted prior to the adoption of AVROBIO’s Inducement Plans as one-time awards to various new employees in accordance with Nasdaq Listing Rule 5635(c)(4) and (ii) 482,084 shares of AVROBIO common stock issuable upon exercise of outstanding options granted under AVROBIO’s 2019 Inducement Plan. There are no shares of AVROBIO common stock issuable upon exercise of outstanding options granted under AVROBIO’s 2020 Inducement Plan.

(5)	Consists of (i) 1,407,211 shares of AVROBIO common stock issuable under AVROBIO’s 2019 Inducement Plan and (ii) 1,700,000 issuable under AVROBIO’s 2020 Inducement Plan.

TECTONIC EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Overview

Tectonic’s named executive officers for the year ended December 31, 2023 who appear in the Summary Compensation Table below are:

•	Alise Reicin, M.D., Chief Executive Officer and Director;

•	Marcella K. Ruddy, M.D., Chief Medical Officer; and

•	Christian Cortis, Ph.D., Chief Operating Officer and Chief Financial Officer.

Summary Compensation Table

The following table presents the total compensation awarded to, earned by or paid to each of Tectonic’s named executive officers during the year ended December 31, 2023.

Name and Principal Position	Year	Salary(1) ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)		Total ($)
Alise Reicin, M.D.(4) Chief Executive Officer	2023	575,050	112,563	231,600	12,749	(5)	919,213
Marcella K. Ruddy, M.D. Chief Medical Officer	2023	451,962	78,794	159,341	9,678	(6)	690,096
Christian Cortis, Ph.D. Chief Operating Officer and Chief Financial Officer	2023	383,356	78,794	115,850	495	(7)	578,000

(1)	Salary amounts represent actual amounts paid during 2023 and reflect increases to base salary effective April 1, 2023. See “—Narrative to the Summary Compensation Table—Annual Base Salary” below.
(2)

The amounts reported represent the aggregate grant date fair value of the stock option awards granted during the year ended December 31, 2023, calculated in accordance with FASB ASC 718 for share-based compensation transactions. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 2 to Tectonic’s consolidated financial statements for each of the years ended December 31, 2022 and 2023 included elsewhere in this proxy statement/prospectus. These amounts do not correspond to the actual economic value that may be received by Tectonic’s named executive officers upon the exercise of the stock options or any sale of the underlying shares of common stock.

(3)

Amounts disclosed for fiscal year 2023 reflect performance-based cash bonuses earned in 2023 and paid in early 2024. See “—Non-Equity Incentive Plan Compensation” below for a description of the material terms of the program pursuant to which this compensation was awarded.

(4)	Dr. Reicin also serves as a member of the Tectonic Board but does not receive any additional compensation for her service as a director.
(5)	Represents (i) commuting expenses in the amount of $12,221, and (ii) life insurance premiums in the amount of $528 paid by Tectonic on behalf of Dr. Reicin.
(6)	Represents (i) $9,150 in matching employer contributions to a 401(k) plan, and (ii) life insurance premiums in the amount of $528 paid by Tectonic on behalf of Dr. Ruddy.
(7)	Represents life insurance premiums paid by Tectonic on behalf of Dr. Cortis.

Narrative to Summary Compensation Table

The Tectonic Board reviews compensation on a regular basis for all employees, including Tectonic’s named executive officers. In setting executive base salaries and bonuses and granting equity incentive awards, the

Tectonic Board considers compensation for comparable positions in the market, the historical compensation levels of its executives, individual performance as compared to Tectonic’s expectations and objectives, Tectonic’s desire to motivate its employees to achieve short-and long-term results that are in the best interests of its stockholders and a long-term commitment to Tectonic.

Base Salary

Each named executive officer’s base salary is a fixed component of annual compensation for performing specific duties and functions, and has been established by the Tectonic Board taking into account each individual’s role, responsibilities, skills, and expertise. Base salaries are reviewed annually, typically in connection with Tectonic’s annual performance review process, approved by the Tectonic Board, and adjusted from time to time to realign salaries with market levels and internal benchmarking, after taking into account individual responsibilities, performance and experience. Please see the “Salary” column in the Summary Compensation Table above for the actual base salary amount received by each named executive officer during the year ended December 31, 2023. The annual base salaries for Drs. Reicin, Ruddy and Cortis were $562,380, $442,000 and $374,920, respectively for the period from January 1, 2023 through March 31, 2023, and $579,251, $455,260 and $386,168, respectively, for the period from April 1, 2023 to December 31, 2023.

Effective as of April 1, 2024, the annual base salaries for Drs. Reicin, Ruddy and Cortis were increased to $602,160, $473,200 and $401,440, respectively.

Effective immediately prior to, and contingent upon, the completion of the merger, the annual base salaries for Dr. Reicin and Dr. Ruddy will be increased to $620,000 and $486,850, respectively.

Non-Equity Incentive Plan Compensation

Tectonic’s annual incentive program is intended to reward its named executive officers for performance during a fiscal year. From time to time, Tectonic’s compensation committee or the Tectonic Board, as applicable, in their discretion may approve annual incentives for Tectonic’s named executive officers based on individual performance, company performance, or as otherwise determined appropriate. Each of Tectonic’s named executive officers was eligible to receive a target bonus at the discretion of the Tectonic Board with respect to the year ended December 31, 2023 (as a percentage of base salary) based upon their performance.

Name	2023 Bonus Target (%)	2024 Bonus Target (%)
Alise Reicin, M.D.	40	55
Marcella K. Ruddy, M.D.	35	40
Christian Cortis, Ph.D.	30	40

In February 2024, based on the named executive officer’s performance, the Tectonic Board determined that Drs. Reicin, Ruddy and Cortis were eligible to receive 100% of their target annual bonus for the year ended December 31, 2023, and as a result, approved annual performance bonuses for Drs. Reicin, Ruddy, and Cortis in the amounts of $231,600, $159,341 and $115,850, respectively, as reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table above.

Equity-Based Incentive Awards

Tectonic’s equity-based incentive awards granted to its named executive officers are designed to align the interests of Tectonic and those of Tectonic stockholders with those of Tectonic employees and consultants, including its executive officers. Tectonic executives generally are awarded an initial equity grant in the form of a stock option, or restricted stock in the case of Drs. Reicin and Cortis, in connection with their commencement of employment with Tectonic.

Other than as disclosed below regarding restricted stock awards granted to Dr. Reicin pursuant to the Reicin Employment Agreement (as defined below), Tectonic has historically used stock options as an incentive for long-term compensation to its executive officers because the option awards allow Tectonic executive officers to profit from this form of equity compensation only if Tectonic’s stock price increases relative to the option’s exercise price, which exercise price is set at the fair market value of Tectonic common stock on the date of grant. Vesting of equity awards is generally tied to each officer’s continuous service with Tectonic and serves as an additional retention measure. Tectonic may grant equity awards at such times as the Tectonic Board or compensation committee determines appropriate. Additional grants may occur periodically in order to specifically incentivize executives with respect to achieving certain corporate goals or to reward executives for exceptional performance.

In the year ended December 31, 2023, Tectonic granted each of Drs. Reicin, Ruddy and Cortis options to purchase shares of Tectonic common stock. Dr. Reicin was granted an option covering 50,000 shares, Dr. Ruddy was granted an option covering 35,000 shares and Dr. Cortis was granted an option covering 35,000 shares. Each of these option awards have an exercise price of $2.87, and vest in 48 equal monthly installments beginning on January 1, 2024. See the section titled “—Outstanding Equity Awards at Fiscal 2023 Year-End.”

Outstanding Equity Awards at Fiscal 2023 Year-End

The following table sets forth information regarding outstanding equity awards held by Tectonic’s named executive officers as of December 31, 2023. All awards were granted pursuant to the Tectonic 2019 Plan. See “ —Equity Incentive Plans– Tectonic 2019 Plan” below for additional information.

	Grant Date	Vesting Commencement Date	Option Awards(1)					Stock Awards
Name and Principal Position			Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
Alise Reicin, M.D.	8/26/2020							33,722	(4)	96,926
Chief Executive Officer	6/28/2021 12/1/2023	3/31/2021 12/01/2023	144,644	114,470 50,000	(5) (7)	1.27 2.87	6/27/2031 11/30/2033	12,836	(6)	36,839
Marcella K. Ruddy, M.D. Chief Medical Officer	9/17/2021 12/1/2023	7/19/2021 12/01/2023	85,932	56,301 35,000	(5) (7)	1.27 2.87	9/16/2031 11/30/2033	—		—
Christian Cortis, Ph.D. Chief Operating Officer and Chief Financial Officer	6/28/2021 12/01/2023	3/31/2021 12/01/2023	207,184	94,175 35,000	(5) (7)	1.27 2.87	6/27/2031 11/30/2033	—		—

(1)

All option awards have been granted pursuant to the terms of the Tectonic 2019 Plan, the terms of which are described below in the subsection titled “ —Equity Incentive Plans—Tectonic 2019 Equity Incentive Plan.”

(2)

All of the option awards listed in the table were granted with an exercise price per share that is no less than the fair market value of Tectonic common stock on the date of grant of such award, as determined in good faith by the Tectonic Board.

(3)

This amount reflects $2.87, the fair market value of a share of Tectonic common stock as of September 30, 2023 (the determination of the fair market value by the Tectonic Board as of the most proximate date) multiplied by the amount shown in the column for the number of shares that have not vested.

(4)

Represents shares of restricted stock issued to Dr. Reicin that are subject to vesting and a repurchase right in favor of Tectonic, with 25% of the total shares vested on the first anniversary of August 10, 2020, with the remaining shares vesting in 36 equal monthly installments thereafter, subject to Dr. Reicin’s continued service through each vesting date.

(5)

25% of the shares subject to the option vested on the first anniversary of the vesting commencement date, with the remaining shares vesting in 36 equal monthly installments thereafter, subject to the officer’s continued service through each vesting date.

(6)

Represents shares of restricted stock issued to Dr. Reicin upon the early exercise of stock options that are subject to vesting and a repurchase right in favor of Tectonic, with 5,204 shares vesting on November 30, 2024 and the remainder vesting on December 31, 2024, subject to Dr. Reicin’s continued service through each vesting date.

(7)	The shares subject to the option vest in 48 equal monthly installments beginning on January 1, 2024.

Subject to approval by the board of directors of the combined company, Drs. Reicin and Ruddy will be granted options to purchase a number of shares of common stock of the combined company equal to 1.95% and 0.56%, respectively, of common stock outstanding after the closing. The options will have an exercise price per share equal to 100% of the fair market value of the underlying common stock on the date of grant, as reported at the closing time on Nasdaq. One fourth (25%) of each option will vest on the one-year anniversary of the date of grant, and the remainder will vest in 36 equal monthly installments thereafter, subject to each of Drs. Reicin and Ruddy’s “continuous service” (as defined in the 2024 Plan) through each such date. The specific terms of these options will be governed by the terms of the 2024 Plan and form award agreement thereunder.

Employment Arrangements with Tectonic’s Named Executive Officers

Below are descriptions of the material terms of Tectonic’s employment agreement and offer letters with Tectonic’s named executive officers. The agreements set forth the initial terms and conditions of the executive’s employment with Tectonic, including initial base salary, bonus opportunity, eligibility for employee benefits and severance benefits upon a qualifying termination of employment, subject to certain non-solicitation and non-competition provisions. Any potential payments and benefits due upon a qualifying termination of employment or a change in control are further described below under “ — Potential Payments and Benefits upon Termination or Change in Control.” The employment of each of Tectonic’s named executive officers is “at will” and may be terminated at any time. In addition, each of Tectonic’s named executive officers has executed a form of Tectonic’s standard proprietary information and inventions agreement.

Dr. Alise Reicin, M.D.

In August 2020, Tectonic entered into an executive employment agreement with Dr. Reicin (the “Reicin Employment Agreement”) in connection with her appointment as Tectonic’s President and Chief Executive Officer and as a member of the Tectonic Board. In connection with the merger and subject to approval by the board of directors of the combined company, Tectonic expects to enter into an amended and restated executive employment agreement with Dr. Reicin. The material terms of the amendment are as follows: (i) Dr. Reicin shall remain President and Chief Executive Officer and shall continue to serve as an executive director to the board of directors of the combined company; (ii) an annual base salary of $620,000; (iii) eligibility for an annual, performance-based cash bonus with a target bonus percentage of 55% of Dr. Reicin’s base salary; (iv) following the closing of the merger, issuance of an option award to purchase shares of common stock of the combined company, such that when combined with Dr. Reicin’s prior securities holdings or rights to acquire securities in the combined company, Dr. Reicin will hold or have the right to acquire shares representing at least 4.20% of the combined company’s post-merger equity securities, calculated on a fully diluted basis; and (v) eligibility to participate in the combined company’s executive severance plan and other employee benefit, welfare and other plans, as may be maintained by the combined company from time to time.

Dr. Marcella K. Ruddy, M.D.

Tectonic entered into an offer letter with Dr. Ruddy (the “Ruddy Offer Letter”) in June 2021, in connection with her appointment as Tectonic’s Chief Medical Officer. The Ruddy Offer Letter provides for a base salary and target bonus opportunity, which shall be reviewed and may be adjusted by the Tectonic Board on an annual basis. To qualify for the annual target bonus set at a percentage of her adjusted base salary in respect of any calendar year, Dr. Ruddy must remain employed with Tectonic through the time the bonus payment is paid by Tectonic in the following year. Under the Ruddy Offer Letter, Tectonic granted Dr. Ruddy an option to purchase 142,233 shares of Tectonic common stock pursuant to the terms of Tectonic’s 2019 Equity Incentive Plan (the “Tectonic 2019 Plan”), at an exercise price of $1.27 per share. The option vests on the following schedule: 25% of the shares vested on the one-year anniversary of July 19, 2021, with the remaining shares vesting in 36 equal monthly installments thereafter such that the options will be fully vested on the four-year anniversary of July 19, 2021, subject to Dr. Ruddy’s continuous service with Tectonic through each vesting date. The option award is subject to automatic acceleration in the event of (i) a Change in Control (as defined in the Tectonic 2019 Plan) and (ii) provided that within the twelve months after such Change in Control either (x) Dr. Ruddy’s continuous service is terminated without Cause (as defined in the Ruddy Offer Letter) or (y) Dr. Ruddy resigns for Good Reason (as defined in the Ruddy Offer Letter). Dr. Ruddy is also eligible for additional equity awards under Tectonic equity compensation plans, as may be granted from time to time.

Dr. Christian Cortis, Ph.D.

Tectonic entered into an offer letter with Dr. Cortis (the “Cortis Offer Letter”) in July 2019. Dr. Cortis currently serves as Tectonic’s Chief Operating Officer and Chief Financial Officer. The Cortis Offer Letter provides for a base salary and target bonus opportunity, which shall be reviewed and may be adjusted by the Tectonic Board on an annual basis. To qualify for the annual target bonus set at a percentage of his adjusted base salary in respect of any calendar year, Dr. Cortis must remain employed with Tectonic through the time the bonus payment is paid by Tectonic in the following year. Tectonic granted Dr. Cortis an award of 10,000 restricted shares of Tectonic common stock, which fully vested as of August 2023. The stock award is subject to a double trigger acceleration in the event of a Change in Control (as defined in the Tectonic 2019 Plan) of Tectonic accompanied by Dr. Cortis’s involuntary termination without Cause (as defined in the Tectonic 2019 Plan) within six months before or after such Change in Control other than as a result of death or disability. After the closing of Tectonic’s Series A preferred stock financing, Tectonic granted Dr. Cortis an option to purchase 301,359 shares of Tectonic common stock in June 2021. This option award has an exercise price of $1.27 per share. The option vests on the following schedule: 25% of the shares vested on the one-year anniversary of March 31, 2021, with the remaining shares vesting in 36 equal monthly installments thereafter such that options will be fully vested on the four-year anniversary of March 31, 2021, subject to Dr. Cortis’s continuous service with Tectonic through each vesting date.

Potential Payments and Benefits upon a Termination or Change in Control

In connection with the completion of the merger and subject to approval by the board of directors of the combined company, Tectonic intends to adopt the Tectonic Therapeutic, Inc. Severance Plan (the “Severance Plan”) pursuant to which certain employees are eligible to participate, including Alise Reicin, President and Chief Executive Officer of Tectonic, Christian Cortis, Chief Operating Officer and Chief Financial Officer of Tectonic, and Marcella Ruddy, Chief Medical Officer of Tectonic (each a “Participant” and collectively, the “Participants”). Pursuant to the Severance Plan, the Participants are eligible to receive the severance and change in control benefits described below, contingent upon the respective Participant’s execution of a participation agreement and a general release of claims as further described in the Severance Plan. The benefits provided pursuant to the Severance Plan supersede and replace any severance and/or change in control benefits to which the Participants were previously entitled, including pursuant to their employment agreements and offer letters.

If a Participant’s employment with Tectonic is terminated by Tectonic without Cause or due to the Participant’s resignation for Good Reason (each as defined in the Severance Plan) during the period commencing three months prior to, and ending 12 months following, the effective date of a Change in Control (as defined in the Severance Plan) (the “Change in Control Period”), the Participant will be entitled to (i) a cash payment in an amount equal to 12 months (or 18 months for Dr. Reicin) of the Participant’s base salary; (ii) a cash payment of an amount equal to 100% (or 150% for Dr. Reicin) of the Participant’s annual target bonus for the year in which the change in control termination occurs; (iii) a cash payment of an amount equal to the Participant’s annual target bonus for the year in which the change in control termination occurs, pro-rated for the portion of the year elapsed in such year; (iv) 12 months (or 18 months for Dr. Reicin) of COBRA premiums; and (v) accelerated vesting of 100% of the Participant’s then-outstanding time-vesting equity awards.

If a Participant’s employment with Tectonic is terminated by Tectonic without Cause or due to the Participant’s resignation for Good Reason at a time that is not during the Change in Control Period, the Participant will be entitled to (i) 9 months (or 12 months for Dr. Reicin) of the Participant’s base salary; (ii) a cash payment of an amount equal to the Participant’s annual target bonus for the year in which the termination occurs, pro-rated for the portion of the year elapsed in such year; and (iii) 9 months (or 12 months for Dr. Reicin) of COBRA premiums.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Severance Plan.

Health and Welfare and Retirement Benefits; Perquisites

These payments and benefits discussed above are in addition to eligibility to participate in benefits available generally to salaried employees, including medical, vision, dental, and life insurance plans, in each case on the same basis as all of Tectonic’s other employees. Tectonic generally does not provide perquisites or personal benefits to Tectonic’s named executive officers, except in limited circumstances.

Retirement Benefits

Beginning in 2022, Tectonic maintains a tax-qualified 401(k) retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Pursuant to the terms of such 401(k) plan, depending on facts and circumstances of the employee population in any given year, Tectonic may make a 3% mandatory contribution under and pursuant to the terms of the plan and applicable law. Tectonic does not maintain, and none of the Tectonic named executive officers is eligible to participate in, any defined benefit pension plan or nonqualified deferred compensation plan.

Equity Incentive Plans

Tectonic 2019 Equity Incentive Plan

The Tectonic Board adopted the Tectonic 2019 Plan and Tectonic stockholders approved the Tectonic 2019 Plan in June 2019. Tectonic will not grant any additional awards under the Tectonic 2019 Plan after the 2024 Plan becomes effective. However, the Tectonic 2019 Plan will continue to govern the terms and conditions of the outstanding awards granted thereunder. The Tectonic 2019 Plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards, restricted stock unit awards, and other forms of equity compensation to Tectonic’s employees and consultants and members of the Tectonic Board. Only options and restricted stock awards are outstanding under the Tectonic 2019 Plan.

Stock Awards. The Tectonic 2019 Plan provides for the grant of incentive stock options, or ISOs, nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, and other forms of equity compensation, which are referred to collectively as stock awards, all of which may be granted to employees, including officers, non-employee directors and consultants of Tectonic and its affiliates. ISOs may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants.

Share Reserve. Subject to adjustments for certain changes in capitalization, the aggregate number of shares of Tectonic common stock that may be issued under the Tectonic 2019 Plan is 1,991,264 shares. The aggregate number of shares that may be issued upon the exercise of ISOs under the Tectonic 2019 Plan is 5,973,792 shares.

If any portion of a stock award (i) expires or otherwise terminates without the shares covered by such portion of the stock award having been issued or (ii) is settled in cash, such expiration, termination, or settlement will not reduce the number of shares available for issuance under the Tectonic 2019 Plan. Shares forfeited back to or repurchased by Tectonic because of the failure to meet a contingency or condition required to vest will revert to and again become available for issuance under the Tectonic 2019 Plan. Shares reacquired by Tectonic to satisfy the exercise price or purchase price of a stock award and shares withheld to satisfy a tax withholding obligation in connection with a stock award will again become available for issuance under the Tectonic 2019 Plan.

Administration. The Tectonic Board, or a duly authorized committee thereof, has the authority to administer the Tectonic 2019 Plan. The Tectonic Board may also delegate to one or more officers the authority to (1) designate recipients (other than officers) of stock options or stock appreciation rights and (2) determine the number of shares of common stock to be subject to such stock awards. Subject to the terms of the Tectonic 2019 Plan, the Tectonic Board or the authorized committee, referred to herein as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

The plan administrator has the authority to modify outstanding awards under the Tectonic 2019 Plan, however, the plan administrator does not have the authority to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, without the consent of any adversely affected participant.

Stock Options. ISOs and NSOs are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the Tectonic 2019 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of Tectonic common stock on the date of grant. Options granted under the Tectonic 2019 Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the Tectonic 2019 Plan, up to a maximum of 10 years. Unless the terms of an option holder’s stock option agreement provide otherwise, if an option holder’s service relationship with Tectonic or any of its affiliates, ceases for any reason other than disability, death or cause, the option holder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws or any applicable insider trading policy. If an optionholder’s service relationship with Tectonic or any of its affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of Tectonic common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, and (5) according to a deferred payment or similar arrangement with the optionholder; or (6) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.

Tax Limitations on Incentive Stock Options. The aggregate fair market value, determined at the time of grant, of Tectonic common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of Tectonic’s stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of Tectonic’s total combined voting power or that of any of Tectonic’s affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services, or any other form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with Tectonic or any of its affiliates ceases for any reason, Tectonic may receive any or all of the shares of Tectonic common stock held by the participant that have not vested as of the date the participant terminates service through a forfeiture condition or a repurchase right.

Changes to Capital Structure. In the event that there is a specified type of change in Tectonic’s capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the Tectonic 2019 Plan (2) the class and maximum number of shares that may be issued upon the exercise of ISOs, and (3) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. In the event of certain specified significant corporate transactions, the plan administrator has the discretion to take any of the following actions with respect to stock awards:

•	arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

•	arrange for the assignment of any reacquisition or repurchase rights held by Tectonic to the surviving or acquiring entity or parent company;

•	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

•

suspend the exercise of the stock award, prior to the effective time of the corporate transaction, for such period as the Tectonic Board determines is necessary to facilitate the negotiation and consummation of the transaction;

•

cancel or arrange for the cancellation of any early exercise rights upon the corporate transaction, such that following the corporate transaction, such stock award may only be exercised to the extent vested

•	arrange for the lapse of any reacquisition or repurchase right held by Tectonic;

•	cancel or arrange for the cancellation of the stock award in exchange for such cash consideration, if any, as the Tectonic Board may deem appropriate; or

•

make a payment equal to the excess of (a) the value of the property the participant would have received upon exercise of the stock award over (b) the exercise price otherwise payable in connection with the stock award.

The plan administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Under the Tectonic 2019 Plan, a corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of Tectonic’s assets, (2) a sale or other disposition of at least 50% of Tectonic’s outstanding securities, (3) a merger, consolidation or similar transaction following which Tectonic is not the surviving corporation, or (4) a merger, consolidation or similar transaction following which Tectonic is the surviving corporation but the shares of Tectonic common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change of Control. The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and Tectonic that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change of control. Under the Tectonic 2019 Plan, a change of control is generally (1) the acquisition by a person or entity of more than 50% of Tectonic’s combined voting power other than by merger, consolidation or similar transaction; (2) a consummated merger, consolidation or similar transaction immediately after which Tectonic’s stockholders cease to own more than 50% of the combined voting power of the surviving entity; or (3) a consummated sale, lease or exclusive license or other disposition of all or substantially all of Tectonic’s assets.

Amendment and Termination. The Tectonic Board has the authority to amend, suspend or terminate the Tectonic 2019 Plan, provided that such action does not impair the existing rights of any participant without such participant’s written consent.

Non-Employee Director Compensation

Historically, Tectonic has not had a formal compensation policy with respect to service on the Tectonic Board. Tectonic has reimbursed and will continue to reimburse its non-employee directors for their reasonable out-of-pocket expenses incurred in attending board and committee meetings, and occasionally granted stock options and restricted stock awards as compensation for service. The Tectonic Board will adopt a formal director compensation policy for non-employee directors to be effective following the completion of the merger.

2023 Director Compensation Table

The following table sets forth information regarding the compensation earned for service on the Tectonic Board and for service as a consultant to Tectonic, if applicable, during the year ended December 31, 2023. Dr. Reicin, Tectonic’s Chief Executive Officer, is also a member of the Tectonic Board, but did not receive any additional compensation for her service as a member of the Tectonic Board. The compensation for Dr. Reicin as an executive officer is set forth above under “—Summary Compensation Table.”

Name	Fees Earned or Paid in Cash ($)		Option Awards ($)(2)	Total ($)
Andrew Kruse, Ph.D.	80,004	(1)	—	80,004
Terrance McGuire	—		—	—
Timothy A. Springer, Ph.D.	—		—	—
Praveen Tipirneni, M.D.	—		—	—
Stefan Vitorovic	—		—	—

(1)	Represents consulting fees for services provided to Tectonic’s Scientific Advisory Board pursuant to Dr. Kruse’s consulting agreement with Tectonic, dated September 25, 2019.
(2)

The following table provides information regarding the number of shares of common stock underlying options and restricted stock held by Tectonic non-employee directors that were outstanding as of December 31, 2023:

Name	Option Awards Outstanding at Year-End
Andrew Kruse, Ph.D.	—
Terrance McGuire	—
Timothy A. Springer, Ph.D.	—
Praveen Tipirneni, M.D.	22,765
Stefan Vitorovic	—

Andrew Kruse, Ph.D.

On September 25, 2019, Tectonic entered into a consulting agreement with Andrew Kruse, Ph.D., pursuant to which Dr. Kruse is entitled to receive $6,667 per month, along with reimbursement of reasonable travel expenses and other reasonable out-of-pocket costs, in consideration for his performance of services provided to Tectonic’s scientific advisory board. The consulting agreement automatically renews in successive one-year terms, until Tectonic provides 15 days’ written notice prior to any such anniversary date that the consulting agreement will not renew. Tectonic may terminate the consulting agreement with or without cause, at any time upon 15 day’s prior written notice to Dr. Kruse. Dr. Kruse may terminate the consulting agreement without cause, at any time when there is no project assignment in effect upon 30 days’ prior written notice to Tectonic. Either party may terminate the agreement immediately upon a material breach of the consulting agreement and a failure to cure by the breaching party within 15 days after notice is given by the non-breaching party.

MATTERS BEING SUBMITTED TO A VOTE OF AVROBIO STOCKHOLDERS

PROPOSAL NO. 1—THE NASDAQ STOCK ISSUANCE PROPOSAL

General

At the special meeting, AVROBIO stockholders will be asked to approve (i) the issuance of shares of AVROBIO common stock to the Tectonic stockholders pursuant to the Merger Agreement, and (ii) the change of control of AVROBIO resulting from the merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b).

Immediately following the merger, and after giving effect to the private financings, it is expected that the AVROBIO securityholders will own approximately 22.3% of the capital stock of AVROBIO, the former Tectonic securityholders, will own approximately 39.8% of the capital stock of AVROBIO, and the purchasers in the private financings would own approximately 38.0% of the capital stock of AVROBIO, subject to certain assumptions. Under certain circumstances further described in the Merger Agreement, the ownership percentages may be adjusted up or down including, but not limited to, if AVROBIO’s net cash as of closing is lower than $64.5 million or greater than $65.5 million. AVROBIO management currently anticipates AVROBIO’s net cash as of closing will be approximately $65.0 million to $75.0 million and the currently estimated ownership percentages are based on an assumption of closing net cash of approximately $65.0 million.

The terms of, reasons for and other aspects of the Merger Agreement, the merger and the issuance of AVROBIO common stock in the merger are described in detail in the other sections in this proxy statement/prospectus. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.

Reason for the Proposal

Under Nasdaq Listing Rule 5635(a)(1), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of another company’s stock, if the number of shares of common stock to be issued is in excess of 20% of the number of shares of common stock then outstanding. The potential issuance of the shares of AVROBIO common stock in the merger exceeds the 20% under the Nasdaq Listing Rules and is expected to represent approximately 77.7% of AVROBIO’s outstanding common stock immediately following this transaction (giving effect to, and assuming, a one-for-ten reverse stock split). Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), AVROBIO must obtain the approval of AVROBIO stockholders for the issuance of these shares of common stock.

Under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to an issuance of stock that will result in a “change of control” of the listed company. It is expected that Nasdaq will determine that the merger constitutes a “change of control” of the listed company. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), AVROBIO must obtain the approval of AVROBIO stockholders of the change of control resulting from this transaction.

Required Vote

The affirmative vote of a majority of the votes properly cast by the holders of AVROBIO common stock entitled to vote at the special meeting is required to approve the Nasdaq Stock Issuance Proposal. Abstentions and broker non-votes, if any, will have no effect on the Nasdaq Stock Issuance Proposal.

The merger is conditioned upon the approval of the Nasdaq Stock Issuance Proposal (or the waiver thereof in accordance with the terms of the Merger Agreement). Notwithstanding the approval of the Nasdaq Stock Issuance Proposal, if the merger is not consummated for any reason, the actions contemplated by the Nasdaq Stock Issuance Proposal will not be effected.

Certain of AVROBIO and Tectonic stockholders have agreed to vote any shares of common stock owned by them in favor of the Nasdaq Stock Issuance Proposal. Please see the section titled “Agreements Related to the Merger—Support Agreements” beginning on page 263 of this proxy statement/prospectus for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Nasdaq Stock Issuance Proposal.

THE AVROBIO BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE NASDAQ STOCK ISSUANCE PROPOSAL.

PROPOSAL NO. 2—THE REVERSE STOCK SPLIT PROPOSAL

General

At the special meeting, AVROBIO stockholders will be asked to approve an amendment to AVROBIO’s charter to effect a reverse stock split of AVROBIO’s issued and outstanding common stock at a ratio in the range between 1:3 to 1:30, inclusive. The final ratio and effectiveness of such amendment and the abandonment of such amendment will be mutually agreed by the AVROBIO Board and the Tectonic Board prior to the effective time or, if the Nasdaq Stock Issuance Proposal is not approved by AVROBIO stockholders, determined solely by the AVROBIO Board. Upon the effectiveness of such amendment to effect the reverse stock split (the “reverse stock split effective time”), the issued and outstanding shares of AVROBIO common stock immediately prior to the reverse stock split effective time will automatically without further action on the part of AVROBIO be combined into a smaller number of shares such that a AVROBIO stockholder will own a ratio ranging from one new share of AVROBIO common stock for every 3 to 30 shares of issued AVROBIO common stock held by such stockholder immediately prior to the reverse stock split effective time. Based upon the reverse stock split ratio selected by the AVROBIO Board (or as mutually agreed by the AVROBIO Board and Tectonic Board), proportionate adjustments will be made to the per share exercise price, and/or the number of shares issuable upon the exercise or vesting of all then outstanding AVROBIO stock options and RSUs, which will result in a proportional decrease in the number of shares of AVROBIO common stock reserved for issuance upon exercise or vesting, of such stock options and RSUs, and, in the case of stock options, a proportional increase in the exercise price of all such stock options.

The proposed form of certificate of amendment to AVROBIO’s charter, a copy of which is attached as Annex G to this proxy statement/prospectus, will effect the reverse stock split but will not change the number of authorized shares of AVROBIO common stock or AVROBIO preferred stock, or the par value of AVROBIO common stock or AVROBIO preferred stock. The final ratio and effectiveness of such amendment and the abandonment of such amendment will be mutually agreed by the AVROBIO Board and the Tectonic Board prior to the effective time or, if the Nasdaq Stock Issuance Proposal is not approved by AVROBIO stockholders, determined solely by the AVROBIO Board.

Reasons for the Proposal

The AVROBIO Board approved the proposal approving the amendment to AVROBIO’s charter effecting the reverse stock split for the following reasons:

•

the AVROBIO Board believes effecting the reverse stock split will result in an increase in the minimum bid price of AVROBIO’s common stock and reduce the risk of a delisting of AVROBIO common stock from Nasdaq in the future;

•	the AVROBIO Board believes a higher stock price may help generate investor interest in AVROBIO and ultimately the combined company and help AVROBIO attract and retain employees;

•	the AVROBIO Board believes a higher stock price may increase trading volume in AVROBIO common stock and facilitate future financings by the combined company;

•

the AVROBIO Board believes that the resulting increase in the number of authorized and unissued shares available for future issuance will facilitate the issuance of shares to the Tectonic stockholders pursuant to the Merger Agreement, as described in the Nasdaq Stock Issuance Proposal, and ultimately the consummation of the merger; and

•	the AVROBIO Board believes that a range of reverse stock split ratios provides it with the most flexibility to achieve the desired results of the reverse stock split.

Requirements for Listing on Nasdaq

AVROBIO common stock is currently listed on The Nasdaq Global Select Market under the symbol “AVRO.” AVROBIO intends to file an initial listing application pursuant to the terms of the Merger Agreement for the combined company to list the securities of the combined company on Nasdaq.

According to the Nasdaq rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require the combined company to, among other things, maintain a minimum bid price of $4.00 per share over a 30-day trading period prior to listing, unless it effects a reverse stock split. Therefore, the reverse stock split may be necessary in order to consummate the merger.

In addition, it is a condition to the closing that the shares of AVROBIO common stock to be issued in the merger pursuant to the Merger Agreement having been approved for listing on Nasdaq.

One of the effects of the reverse stock split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in AVROBIO’s management being able to issue more shares without further stockholder approval. The reverse stock split will not change the number of authorized shares of AVROBIO capital stock, which will continue to be authorized pursuant to AVROBIO’s charter.

Potential Increased Investor Interest

On May 2, 2024, AVROBIO common stock closed at $1.23 per share. An investment in AVROBIO common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide research coverage of lower priced stocks. Also, the AVROBIO Board believes that most investment funds are reluctant to invest in lower priced stocks.

There are risks associated with the reverse stock split, including that the reverse stock split may not result in an increase in the per share price of AVROBIO common stock. Please see “Risk Factors–Risks Related to the Proposed Reverse Stock Split” beginning on page 43 of this proxy statement/prospectus.

AVROBIO cannot predict whether the reverse stock split will increase the market price for AVROBIO common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

•

the market price per share of AVROBIO common stock after the reverse stock split will rise in proportion to the reduction in the number of shares of AVROBIO common stock outstanding before the reverse stock split;

•	the reverse stock split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

•	the reverse stock split will result in a per share price that will increase the ability of AVROBIO to attract and retain employees;

•	the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq for continued listing; or

•

the market price per share will achieve and maintain the $4.00 minimum bid price over a 30-day trading period prior to listing, unless it effects a reverse stock split, as required for the combined company’s common stock to be approved for listing by Nasdaq.

The market price of AVROBIO common stock will also be based on the performance of AVROBIO, and after the merger, on the performance of the combined company, and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of AVROBIO common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of AVROBIO may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of AVROBIO common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Principal Effects of the Reverse Stock Split

The reverse stock split will be realized simultaneously for all shares of AVROBIO common stock and RSUs, options to purchase shares of AVROBIO common stock outstanding immediately prior to the effective time of the reverse stock split. The reverse stock split will affect all holders of shares of AVROBIO common stock, options to purchase shares of AVROBIO common stock and AVROBIO RSUs outstanding immediately prior to the effective time of the reverse stock split uniformly. Each and each such stockholder will hold the same percentage of AVROBIO common stock outstanding immediately following the reverse stock split as that stockholder held immediately prior to the reverse stock split, except for immaterial adjustments that may result from the treatment of fractional shares as described below. The reverse stock split will not change the par value of AVROBIO common stock or preferred stock and will not reduce the number of authorized shares of AVROBIO common stock or preferred stock. AVROBIO common stock issued pursuant to the reverse stock split will remain fully paid and nonassessable. The reverse stock split will not affect AVROBIO continuing to be subject to the periodic reporting requirements of the Exchange Act.

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

If the AVROBIO stockholders approve the amendments to AVROBIO’s charter effecting the reverse stock split, and if the AVROBIO Board still believes that a reverse stock split is in the best interests of AVROBIO and its stockholders, AVROBIO will file the certificate of amendment to AVROBIO’s charter with the Secretary of State of the State of Delaware at such time as the AVROBIO Board has determined to be the appropriate reverse stock split effective time at a ratio as mutually agreed by the AVROBIO Board and the Tectonic Board prior to the effective time or, if the Nasdaq Stock Issuance Proposal is not approved by AVROBIO stockholders, determined solely by the AVROBIO Board. The AVROBIO Board may delay effecting the reverse stock split without resoliciting stockholder approval. Beginning at the reverse stock split effective time, each stock certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

Beneficial Owners of Common Stock. Upon the implementation of the reverse stock split, AVROBIO intends to treat shares held by stockholders in “street name” (i.e., through a bank, broker, custodian or other nominee), in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding AVROBIO common stock in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered stockholders for processing the reverse stock split and making payment for fractional shares. If a stockholder holds shares of AVROBIO common stock with a bank, broker, custodian or other nominee and has any questions in this regard, stockholders are encouraged to contact their bank, broker, custodian or other nominee.

Registered Holders of Common Stock in Book-Entry Form. Certain of AVROBIO’s registered holders of common stock hold some or all of their shares electronically in book-entry form with AVROBIO’s transfer agent, Computershare Trust Company, N.A. These stockholders do not hold physical stock certificates evidencing their ownership of AVROBIO common stock. However, they are provided with a statement reflecting the number of shares of AVROBIO common stock registered in their accounts. If a stockholder holds registered shares in book-entry form with AVROBIO’s transfer agent, no action needs to be taken to receive post-reverse stock split shares or payment in lieu of fractional shares, if applicable. If a stockholder is entitled to post-reverse stock split shares, a transaction statement will automatically be sent to the stockholder’s address of record indicating the number of shares of AVROBIO common stock held following the reverse stock split.

Registered Holders of Common Stock in Certificate Form. As soon as practicable after the reverse stock split effective time, AVROBIO stockholders will be notified that the reverse stock Split has been effected. AVROBIO expects that the AVROBIO transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares held in certificated form in exchange for certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by AVROBIO. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.

Fractional Shares

No fractional shares will be issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on Nasdaq on the date immediately prior to the filing of the certificate of amendment to AVROBIO’s charter effecting the reverse stock split. For the foregoing purposes, all shares of common stock held by a holder will be aggregated (thus resulting in no more than one fractional share per holder). The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefor as described herein.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where AVROBIO is domiciled and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by AVROBIO or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the AVROBIO Board or contemplating a tender offer or other transaction for the combination of AVROBIO with another company, the reverse stock split proposal is not being proposed in response to any effort of which AVROBIO is aware to accumulate shares of AVROBIO common stock or obtain control of AVROBIO, other than in connection with the merger, nor is it part of a plan by management to recommend a series of similar amendments to the AVROBIO Board and stockholders. Other than the proposals being submitted to the AVROBIO stockholders for their consideration at the special meeting, the AVROBIO Board does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of AVROBIO. For more information, please see the section titled “Risk Factors—Risks Related to the Combined Company” beginning on page 159 of this proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split to U.S. Holders of AVROBIO Common Stock

The following discussion is a summary of U.S. federal income tax considerations relating to the reverse stock split that are applicable to U.S. Holders (which, for purposes of this discussion, has the same meaning as set forth in the section titled “Agreements Related to the Merger—CVR Agreement—Material U.S. Federal Income Tax Consequences of the CVRs to Holders of AVROBIO Common Stock” beginning on page 268 of this proxy statement/prospectus) of AVROBIO common stock. This section applies only to persons that hold their AVROBIO common stock as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion is a summary only and does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:

•	brokers, dealers or traders in securities, banks, insurance companies, other financial institutions or mutual funds;

•	real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations;

•

controlled foreign corporations, passive foreign investment companies, pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);

•	persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction or other integrated transaction;

•	persons who hold their shares in individual retirement accounts or other tax-deferred accounts;

•	persons that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own five percent or more of AVROBIO voting shares or five percent or more of the total value of all classes of shares of AVROBIO;

•	taxpayers that are subject to the mark-to-market accounting rules;

•	persons who hold shares of AVROBIO common stock that constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to AVROBIO common stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons that hold securities in AVROBIO as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

•	persons holding AVROBIO common stock who exercise dissenters’ rights;

•

persons who acquired their shares of AVROBIO common stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and

•	expatriates or former citizens or long-term residents of the United States.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

If any entity or arrangement classified as a partnership for U.S. federal income tax purposes holds AVROBIO common stock, the tax treatment of such partnership and any person treated as a partner of such partnership will generally depend on the status and activities of the partner and the activities of the partnership. If you are a partner of a partnership or other pass-through entity holding AVROBIO common stock, you should consult your tax advisors regarding the tax consequences of the reverse stock split.

In addition, the following discussion does not address any tax consequences of transactions effectuated before, after or at the same time as the reverse stock split, whether or not they are in connection with the reverse stock split, except as specifically provided below. No ruling from the IRS, or opinion from counsel, has been or will be requested in connection with the reverse stock split. AVROBIO stockholders should be aware that the IRS could adopt a position contrary to that set forth in this discussion and which could be sustained by a court.

STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Consequences of the Reverse Stock Split

Assuming the issuance of the CVRs is respected as separate from the reverse stock split for U.S. federal income tax purposes (see “Agreements Related to the Merger—CVR Agreement—Material U.S. Federal Income Tax Consequences of the CVRs to Holders of AVROBIO Common Stock” above beginning on page 268 of this proxy statement/prospectus), the proposed reverse stock split should constitute a “recapitalization” for U.S. federal income tax purposes pursuant to Section 368(a)(1)(E) of the Code. As a result, a U.S. Holder should not recognize gain or loss upon the proposed reverse stock split, except with respect to cash received in lieu of a fractional share of AVROBIO common stock, as discussed below. A U.S. Holder’s aggregate adjusted tax basis in the shares of AVROBIO common stock received pursuant to the proposed reverse stock split should equal such holder’s aggregate adjusted tax basis of the shares of the AVROBIO common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of AVROBIO common stock), and such U.S. Holder’s holding period in the shares of AVROBIO common stock received should include the holding period in the shares of AVROBIO common stock surrendered. U.S. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of AVROBIO common stock surrendered to the shares of AVROBIO common stock received in a recapitalization pursuant to the proposed reverse stock split. U.S. Holders of shares of AVROBIO common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

Cash in Lieu of Fractional Shares

A U.S. Holder that receives cash in lieu of a fractional share of AVROBIO common stock should be treated as first receiving such fractional share and then receiving cash in redemption of such fractional share. A U.S. Holder who receives cash in lieu of a fractional share pursuant to the proposed reverse stock split generally should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the portion of the U.S. Holder’s tax basis in the shares of AVROBIO common stock surrendered that is allocated to such fractional share of AVROBIO common stock. Such capital gain or loss should be long-term capital gain or loss if the U.S. Holder’s holding period for AVROBIO common stock surrendered exceeded one year at the effective time of the reverse stock split. The deductibility of capital losses is subject to limitations. U.S. Holders should consult their tax advisors regarding the tax effects to them of receiving cash in lieu of fractional shares based on their particular circumstances.

Possible Alternative Tax Treatment

As discussed in the section titled “Agreements Related to the Merger—CVR Agreement—Material U.S. Federal Income Tax Consequences of the CVRs to Holders of AVROBIO Common Stock” beginning on page 268 of this proxy statement/prospectus, although the matter is not free from doubt, AVROBIO will treat the issuance of the CVRs and the proposed reverse stock split as separate transactions for U.S. federal income tax purposes, and the above discussion assumes that this treatment will be respected. It is possible that the reverse stock split and the issuance of the CVRs could be treated as a single transaction, in which case the material U.S. federal income tax consequences of the reverse stock split to a U.S. Holder may differ from those discussed above. U.S. Holders should consult their tax advisors regarding the tax consequences of the reverse stock split.

Information Reporting and Backup Withholding

Payments of cash made in lieu of a fractional share of AVROBIO common stock may, under certain circumstances, be subject to information reporting and backup withholding. To avoid backup withholding, each holder of AVROBIO common stock that does not otherwise establish an exemption should furnish its taxpayer identification number and comply with the applicable certification procedures.

Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. Holders of AVROBIO common stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Required Vote

The affirmative vote of a majority of the votes properly cast by the holders of AVROBIO common stock entitled to vote at the special meeting is required to approve the Reverse Stock Split Proposal. Abstentions and broker non-votes, if any, will have no effect on the Reverse Stock Split Proposal.

The merger is conditioned upon the approval of the Reverse Stock Split Proposal (or the waiver thereof in accordance with the terms of the Merger Agreement). If the merger is not consummated for any reason, the actions contemplated by the Reverse Stock Split Proposal may still be effected if the Reverse Stock Split Proposal is approved.

Certain of AVROBIO and Tectonic stockholders have agreed to vote any shares of common stock owned by them in favor of the Reverse Stock Split Proposal. Please see the section titled “Agreements Related to the Merger—Support Agreements” beginning on page 263 of this proxy statement/prospectus for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Reverse Stock Split Proposal.

THE AVROBIO BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE REVERSE STOCK SPLIT PROPOSAL.

PROPOSAL NO. 3—THE OFFICER EXCULPATION PROPOSAL

General

Section 102(b)(7) of the DGCL was amended effective August 1, 2022 to authorize exculpation of officers of Delaware corporations (the “Section 102(b)(7) Amendment”). Specifically, the amendments extend the opportunity for Delaware corporations to exculpate their officers, in addition to their directors, for personal liability for breach of the duty of care in certain actions (the “officer exculpation”). This provision would not exculpate officers from liability for breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or any transaction in which the officer derived an improper personal benefit. Nor would this provision exculpate such officers from liability for claims brought by or in the right of the corporation, such as derivative claims.

The AVROBIO Board believes it is necessary to provide protection to officers to the fullest extent permitted by law in order to attract and retain top talent. This protection has long been afforded to directors. Accordingly, the Board believes that the proposal to extend exculpation to officers is fair and in the best interests of AVROBIO and its stockholders.

A copy of the proposed form of certificate of amendment to AVROBIO’s charter to effect the officer exculpation is attached as Annex H to this proxy statement/prospectus.

The AVROBIO Board may determine to effect the officer exculpation, if it is approved by the stockholders, even if the other proposals to be acted upon at the meeting are not approved, including the Nasdaq Stock Issuance Proposal and the Reverse Stock Split Proposal. In addition, notwithstanding approval of this proposal by AVROBIO stockholders, the AVROBIO Board may, in its sole discretion, abandon the proposed amendment and determine prior to the effectiveness of any filing with the Secretary of State of the State of Delaware not to effect the officer exculpation, as permitted under Section 242(c) of the DGCL.

Reasons for the Proposal

The AVROBIO Board desires to amend AVROBIO’s charter to maintain provisions consistent with the governing statutes contained in the DCGL. Prior to the Section 102(b)(7) Amendment, Delaware law has permitted Delaware corporations to exculpate directors from personal liability for monetary damages associated with breaches of the duty of care, but that protection did not extend to a Delaware corporation’s officers. Consequently, stockholder plaintiffs have employed a tactic of bringing certain claims that would otherwise be exculpated if brought against directors, against individual officers to avoid dismissal of such claims. The Section 102(b)(7) Amendment was adopted to address inconsistent treatment between officers and directors and address rising litigation and insurance costs for stockholders.

As is currently the case with directors under AVROBIO’s charter, this provision would not exculpate officers from liability for breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or any transaction in which the officer derived an improper personal benefit. Nor would this provision exculpate such officers from liability for claims brought by or in the right of the corporation, such as derivative claims. The AVROBIO Board believes it is necessary to provide protection to officers to the fullest extent permitted by law in order to attract and retain top talent. This protection has long been afforded to directors, and accordingly, the AVROBIO Board believes that this proposal which would extend exculpation to officers, as specifically permitted by the Section 102(b)(7) Amendment, is fair and in the best interests of AVROBIO and its stockholders.

Required Vote

The affirmative vote of the holders of a majority of the outstanding shares of AVROBIO capital stock for the Officer Exculpation Proposal is required to approve the Officer Exculpation Proposal. Abstentions and broker non-votes will have the effect of a vote “AGAINST” the Officer Exculpation Proposal.

The merger is not conditioned upon the approval of the Officer Exculpation Proposal.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Officer Exculpation Proposal.

THE AVROBIO BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE OFFICER EXCULPATION PROPOSAL.

PROPOSAL NO. 4—THE INCENTIVE PLAN PROPOSAL

Overview

AVROBIO stockholders are also being asked to consider and vote upon the Incentive Plan Proposal to approve the combined company’s 2024 Equity Incentive Plan, which is referred to herein as the “2024 Plan.” The AVROBIO Board approved the 2024 Plan on, subject to stockholder approval at the special meeting. If stockholders approve the Incentive Plan Proposal, the 2024 Plan will become effective on the consummation of the merger. If the 2024 Plan is not approved by the stockholders, it will not become effective and no awards will be granted thereunder. The 2024 Plan is described in more detail below.

General Information

On February 12, 2024, the AVROBIO Board adopted and approved the 2024 Plan and is submitting the 2024 Plan to stockholders for their adoption and approval. Pursuant to the Merger Agreement, AVROBIO and Tectonic have each agreed that they will use commercially reasonable efforts to cause AVROBIO stockholders to approve the 2024 Plan. The AVROBIO Board believes the 2024 Plan advances the combined company’s interests by allowing the combined company to attract and retain the best available personnel for positions of substantial responsibility; to provide additional incentive to employees, directors, and consultants; and to promote the success of the combined company’s business. The AVROBIO Board has adopted and approved the 2024 Plan to permit the combined company to continue to use stock-based compensation to align stockholder and participant interests and to motivate participants providing services to the combined company. AVROBIO’s stock-based compensation program is currently operated under AVROBIO’s 2018 Plan. Upon approval of the 2024 Plan by stockholders at the special meeting, no new awards will be granted under the 2018 Plan after the date of the special meeting.

The 2024 Plan Will Allow the Combined Company to Effectively Recruit and Retain Key Talent

The AVROBIO Board recommends that the AVROBIO stockholders approve the 2024 Plan because it believes the combined company’s ability to grant equity-based awards is crucial in allowing the combined company to effectively compete for and appropriately motivate and reward key talent. It is in the long-term interest of both the combined company and its stockholders to strengthen the combined company’s ability to attract, retain and motivate employees, officers, nonemployee directors and certain other service providers and to provide additional incentive for those persons through stock ownership and other incentives to improve financial performance, increase profits and strengthen the mutuality of interest between those persons and the combined company’s stockholders.

The 2024 Plan sets reasonable annual limits on the awards that non-employee directors may receive and updates the combined company’s stock-based compensation program to reflect the current best practices in corporate governance, as further described below. In addition, the 2024 Plan provides for annual automatic share increases that will permit the combined company to continue to meet its equity-based award needs in the future without seeking stockholder approval of share reserve increases.

The Share Reserve and Annual Increase Will Meet the Combined Company Equity Needs

The number of shares of common stock that AVROBIO is asking stockholders approve be initially reserved for issuance under the 2024 Plan will not exceed a number of shares of combined company common stock equal to 12.5% of the combined company’s fully diluted shares outstanding determined as of immediately after the effective time. Additionally, the 2024 Plan provides for an annual increase in the number of shares reserved for insurance under the 2024 Plan beginning on the first day of each fiscal year beginning with the 2025 fiscal year, in an amount equal to the least of (i) shares of common stock, (ii) 5% of the number of shares of all classes of common stock outstanding as of the last day of the immediately preceding fiscal year and (iii) a lesser number of shares of common stock determined by the administrator of the 2024 Plan. The automatic share reserve increase will operate only until the tenth anniversary of the earlier of the combined company’s board or stockholder approval of the 2024 Plan.

In setting the initial share reserve and annual increase, the AVROBIO Board, with the consultation of Tectonic and Tectonic’s compensation consultant, considered a number of factors, including AVROBIO’s forecasted hiring needs following the merger. The AVROBIO Board believes that the number of shares initially reserved for issuance under the 2024 Plan is sufficient to meet the combined company’s fiscal year 2024 hiring needs. However, the AVROBIO Board believes that the number of shares initially reserved for issuance under the 2024 Plan will be insufficient to accommodate the growing needs of the combined company’s business and to promote the growth of the combined company’s business in the future. The AVROBIO Board believes that the 2024 Plan’s annual share reserve increase will provide sufficient shares to meet the combined company’s future hiring needs.

Promotion of Good Corporate Governance Practices

The AVROBIO Board and AVROBIO Compensation Committee believe the use of stock-based incentive awards promotes best practices in corporate governance by maximizing stockholder value. By providing participants in the 2024 Plan with a stake in the combined company’s success, the interests of the participants are aligned with those of the combined company’s stockholders. Specific features of the 2024 Plan that are consistent with good corporate governance practices include, but are not limited to:

•	Administration. The AVROBIO Board has delegated primary administration authority to the combined company’s compensation committee, which will consist entirely of independent non-employee directors.

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Annual Limits on Compensation to Non-Employee Directors. The 2024 Plan sets reasonable annual limits as to the cash compensation and awards that non-employee directors may receive during each fiscal year.

•	Limited transferability. Awards under the 2024 Plan generally may not be sold, assigned, transferred, pledged, or otherwise alienated, unless otherwise approved by the administrator.

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Forfeiture Events. Each award under the 2024 Plan will be subject to the clawback policy adopted by the AVROBIO Compensation Committee effective as of October 2, 2023, and any other clawback policy or amendment thereto that, in the future, the combined company may adopt in its discretion or as may be required by applicable stock exchange rules or applicable laws (including any such clawback policy that is adopted after the grant of the award), and the administrator may require a participant to forfeit, return, or reimburse the combined company for all or a portion of the award and any amounts paid under the award in order to comply with the clawback policy or applicable laws.

AVROBIO’s executive officers and directors, to the extent such officers or directors continue service with the combined company following the closing of the merger, have an interest in the approval of the 2024 Plan because they are eligible to receive equity awards under the 2024 Plan.

Summary of the 2024 Plan

The following paragraphs summarize the key features of the 2024 Plan and its operation. However, this summary is not a complete description of all of the provisions of the 2024 Plan and is qualified in its entirety by the specific language of the 2024 Plan. A copy of the 2024 Plan is provided as Annex I to this proxy statement.

Eligibility. The 2024 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to employees, directors and consultants, including employees and consultants of the combined company’s affiliates. As of March 15, 2024, AVROBIO had approximately 13 employees, 7 non-employee directors and no consultants. Following the closing of the merger, approximately 48 employees, 5 non-employee directors and no consultants of the combined company are expected to be eligible to participate in the 2024 Plan.

Authorized Shares. Initially, the maximum number of shares of combined company common stock that may be issued under the 2024 Plan after it becomes effective will not exceed 12.5% of the combined company’s fully diluted shares outstanding determined as of immediately after the effective time (the “2024 Plan’s initial share reserve”). In addition, the number of shares of combined company common stock reserved for issuance under the 2024 Plan will automatically increase on January 1 of each year, starting on January 1, 2025, through and including January 1, 2034, in an amount equal to (1) 5% of the total number of shares of combined company common stock outstanding on the last day of the preceding calendar year, or (2) a lesser number of shares of combined company common stock determined by the combined company’s board of directors prior to the date of the increase. The maximum number of shares of combined company common stock that may be issued on the exercise of ISOs under the 2024 Plan is three multiplied by the 2024 Plan’s initial share reserve.

Shares subject to stock awards granted under the 2024 Plan that expire or terminate without being exercised or otherwise issued in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under the 2024 Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation do not reduce the number of shares available for issuance under the 2024 Plan. If any shares of combined company common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by the combined company (1) because of the failure to vest, (2) to satisfy the exercise, strike or purchase price, or (3) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2024 Plan.

Plan Administration. The combined company’s board of directors, or a duly authorized committee thereof, will administer the 2024 Plan and is referred to as the “plan administrator” herein. The combined company’s board of directors may also delegate to one or more persons or bodies the authority to (1) designate recipients (other than officers) to receive specified stock awards; (2) determine the number of shares subject to such stock awards; and (3) determine the terms of such awards. Under the 2024 Plan, the combined company’s board of directors has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Under the 2024 Plan, the combined company’s board of directors also generally has the authority to effect, with the consent of any materially adversely affected participant, (1) the reduction of the exercise, purchase, or strike price of any outstanding option or stock appreciation right; (2) the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration; or (3) any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2024 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of combined company common stock on the date of grant. Options granted under the 2024 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2024 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with the combined company or any of the combined company’s affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with the combined company or any of the combined company’s affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with the combined company or any of the combined company’s affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of shares of combined company common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of combined company common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, or (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options and stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of combined company common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of the combined company’s stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the combined company’s total combined voting power or that of any of the combined company’s parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to the combined company’s board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of shares of combined company common stock, a combination of cash and shares of combined company common stock as determined by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, services to the combined company, or any other form of legal consideration that may be acceptable to the combined company’s board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with the combined company ends for any reason, the combined company may receive any or all of the shares of combined company common stock held by the participant under such participant’s restricted stock award that have not vested as of the date the participant terminates service with the combined company through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of combined company common stock on the date of grant. A stock appreciation right granted under the 2024 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of combined company common stock or in any other form of payment, as determined by the combined company’s board of directors and specified in the stock appreciation right agreement.

The plan administrator determines the term of stock appreciation rights granted under the 2024 Plan, up to a maximum of 10 years. If a participant’s service relationship with the combined company or any of the combined company’s affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with the combined company, or any of the combined company’s affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The 2024 Plan permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain preestablished performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, combined company common stock.

The performance goals may be based on any measure of performance selected by the combined company’s board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the combined company’s board of directors when the performance award is granted, the combined company’s board of directors will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any portion of the combined company’s business which is divested achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of combined company common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the combined company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to combined company common stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year that begins on or after the effective date of the merger, including awards granted and cash fees paid by the combined company to such non-employee director, will not exceed (1) $750,000 in total value or (2) if such non-employee director is first appointed or elected to the combined company’s board of directors during such calendar year, $1,000,000 in total value.

Changes to Capital Structure. In the event there is a specified type of change in the combined company’s capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2024 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs, and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. The following applies to stock awards under the 2024 Plan in the event of a corporate transaction (as defined in the 2024 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with the combined company or one of the combined company’s affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under the 2024 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by the combined company with respect to the stock award may be assigned to the combined company’s successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by the combined company with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by the combined company with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of common stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn-out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of combined company common stock.

Under the 2024 Plan, a corporate transaction is generally defined as the consummation of: (1) a sale of all or substantially all of the combined company’s assets, (2) the sale or disposition of at least 50% of the combined company’s outstanding securities, (3) a merger or consolidation where the combined company does not survive the transaction, or (4) a merger or consolidation where the combined company does survive the transaction but the shares of combined company common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control. Awards granted under the 2024 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control as may be provided in the applicable stock award agreement or in any other written agreement between the combined company or any of the combined company’s affiliates and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Under the 2024 Plan, a change in control is generally defined as: (1) the acquisition by any person or company of more than 50% of the combined voting power of the combined company’s then outstanding stock;

(2) a consummated merger, consolidation or similar transaction in which combined company stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction; (3) a consummated sale, lease, exclusive license or other disposition of all or substantially all of the combined company’s assets other than to an entity more than 50% of the combined voting power of which is owned by combined company stockholders in substantially the same proportions as their ownership of the combined company’s outstanding voting securities immediately prior to such transaction; or (4) when a majority of the combined company’s board of directors becomes comprised of individuals who were not serving on the combined company’s board of directors on the date the 2024 Plan was adopted, or the incumbent board, or whose nomination, appointment, or election was not approved by a majority of the incumbent board still in office.

Plan Amendment or Termination. The combined company’s board of directors has the authority to amend, suspend, or terminate the 2024 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of combined company stockholders. No ISOs may be granted after the tenth anniversary of the date the board of directors adopts the 2024 Plan. No stock awards may be granted under the 2024 Plan while it is suspended or after it is terminated.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the 2024 Plan. The summary is based on existing U.S. laws and regulations as of the record date, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a participant’s death, or the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside. As a result, tax consequences for any particular participant may vary based on individual circumstances.

Incentive Stock Options. A participant recognizes no taxable income for federal income tax purposes as a result of the grant or exercise of an option that qualifies as incentive stock option under Section 422 of the Code. If a participant exercises the option and then later sells or otherwise disposes of the shares acquired through the exercise the option after both the two-year anniversary of the date the option was granted and the one-year anniversary of the exercise, the participant will recognize a capital gain or loss equal to the difference between the sale price of the shares and the exercise price, and the combined company will not be entitled to any deduction for federal income tax purposes.

However, if the participant disposes of such shares either on or before the two-year anniversary of the date of grant or on or before the one-year anniversary of the date of exercise (referred to as a “disqualifying disposition”), any gain up to the excess of the fair market value of the shares on the date of exercise over the exercise price generally will be taxed as ordinary income, unless the shares are disposed of in a transaction in which the participant would not recognize a loss (such as a gift). Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the participant upon the disqualifying disposition of the shares generally should be deductible by the combined company for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.

For purposes of the alternative minimum tax, the difference between the option exercise price and the fair market value of the shares on the exercise date is treated as an adjustment item in computing the participant’s alternative minimum taxable income in the year of exercise. In addition, special alternative minimum tax rules may apply to certain subsequent disqualifying dispositions of the shares or provide certain basis adjustments or tax credits for alternative minimum tax purposes.

Nonstatutory Stock Options. A participant generally recognizes no taxable income as the result of the grant of such an option. However, upon exercising the option, the participant normally recognizes ordinary income equal to the amount that the fair market value of the shares on such date exceeds the exercise price. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of the shares acquired by the exercise of a nonstatutory stock option, any gain or loss (based on the difference between the sale price and the fair market value on the exercise date) will be taxed as capital gain or loss. No tax deduction is available to the combined company with respect to the grant of a nonstatutory stock option or the sale of the shares acquired through the exercise of the nonstatutory stock option.

Stock Appreciation Rights. In general, no taxable income is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant generally will recognize ordinary income in an amount equal to the fair market value of any shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock Awards. A participant acquiring shares of restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the vesting date. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The participant may elect pursuant to Section 83(b) of the Code to accelerate the ordinary income tax event to the date of acquisition by filing an election with the IRS no later than thirty days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

RSU Awards. There are no immediate tax consequences of receiving an award of RSUs. A participant who is awarded RSUs generally will be required to recognize ordinary income in an amount equal to the fair market value of the shares issued to and/or the cash received by such participant at the end of the applicable vesting period or, if later, the settlement date elected by the administrator or a participant. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss.

Performance Awards. A participant generally will recognize no income upon the grant of a performance share or a performance award. Upon the settlement of such awards, participants normally will recognize ordinary income in the year of receipt in an amount equal to the cash received and the fair market value of any unrestricted shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Section 409A of the Code. Section 409A of the Code (referred to as “Section 409A”) provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual’s deferral and distribution elections and permissible distribution events. Awards granted under the 2024 Plan with a deferral feature will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A’s provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

Medicare Surtax. In addition, a participant’s annual “net investment income,” as defined in Section 1411 of the Code, may be subject to a 3.8% federal surtax. Net investment income may include capital gain and/or loss arising from the disposition of shares issued pursuant to awards granted under the 2024 Plan. Whether a participant’s net investment income will be subject to this surtax will depend on the participant’s level of annual income and other factors.

Company Deduction and Section 162(m). The combined company generally will be entitled to a tax deduction in connection with an award under the 2024 Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option) except to the extent such deduction is limited by applicable provisions of the Code. Special rules limit the deductibility of compensation paid to the combined company’s chief executive officer and other “covered employees” as determined under Section 162(m) and applicable guidance. Under Section 162(m), the annual compensation paid to any of these individuals will be deductible only to the extent that it does not exceed $1,000,000.

THE DESCRIPTION ABOVE IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION ON PARTICIPANTS AND THE COMBINED COMPANY WITH RESPECT TO AWARDS UNDER THE 2024 PLAN. IT IS NOT COMPLETE AND DOES NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS, THE TAX CONSEQUENCES OF A PARTICIPANT’S DEATH, OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.

New Plan Benefits

The number of awards that an employee, director, or consultant may receive under the 2024 Plan is in the discretion of the administrator and therefore cannot be determined in advance. Consequently, no new plan benefits table is included in this proxy statement/prospectus.

Equity Compensation Plan Information

The following table provides information as of December 31, 2023 with respect to the shares of AVROBIO common stock that may be issued under AVROBIO’s existing equity compensation plans.

Plan Category	Number of Shares of Common Stock to be Issued Upon Exercise of Outstanding Options and RSUs (#)		Weighted-Average Exercise Price of Outstanding Options ($)(1)	Number of Shares of Common Stock Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column) (#)
Equity compensation plans approved by security holders (2)	5,111,846	(2)	7.29	9,750,415	(3)
Equity compensation plans not approved by security holders	966,784	(4)	8.15	3,107,211	(5)

Total	6,078,630		7.33	12,857,626

(1)	Since RSUs do not have any exercise price, such units are not included in the weighted average exercise price calculations above.
(2)	Includes (i) 4,175,488 shares of AVROBIO common stock issuable upon the exercise of outstanding options and (ii) 936,358 shares of AVROBIO common stock issuable upon vesting of RSUs.
(3)

As of December 31, 2023, there were 7,978,667 shares of AVROBIO common stock available for grant under AVROBIO’s 2018 Plan, no shares available for grant under AVROBIO’s 2015 Plan, and 1,771,748 shares of AVROBIO common stock available for grant under AVROBIO’s 2018 ESPP (which number excludes any shares that would have been added to the plan as a result of the automatic annual increase on January 1, 2024).

AVROBIO’s 2018 ESPP provides that the number of shares reserved and available for issuance under the plan automatically increases each January 1 by the least of 1,115,700 shares of AVROBIO common stock, 1% of the outstanding number of shares of AVROBIO common stock on the immediately preceding December 31 or such lesser number of shares as determined by the AVROBIO Compensation Committee. However, the AVROBIO Compensation Committee opted to reduce the number of shares that would otherwise have automatically been made available for issuance under the 2018 ESPP on January 1, 2024 to zero.
(4)

Consists of (i) 484,700 shares of AVROBIO common stock underlying non-qualified stock options that were granted prior to the adoption of AVROBIO’s Inducement Plans as one-time awards to various new employees in accordance with Nasdaq Listing Rule 5635(c)(4) and (ii) 482,084 shares of AVROBIO common stock issuable upon exercise of outstanding options granted under AVROBIO’s 2019 Inducement Plan. There are no shares of AVROBIO common stock issuable upon exercise of outstanding options granted under AVROBIO’s 2020 Inducement Plan.

(5)	Consists of (i) 1,407,211 shares of AVROBIO common stock issuable under AVROBIO’s 2019 Inducement Plan and (ii) 1,700,000 issuable under AVROBIO’s 2020 Inducement Plan.

Vote Required

The affirmative vote of a majority of the votes properly cast by the holders of AVROBIO common stock entitled to vote at the special meeting is required to approve the Incentive Plan Proposal. Abstentions and broker non-votes, if any, will have no effect on the Incentive Plan Proposal.

The Incentive Plan Proposal is conditioned on the approval of the Nasdaq Stock Issuance Proposal. Therefore, if approval of the merger is not obtained, the Incentive Plan Proposal will have no effect, even if approved by AVROBIO stockholders.

THE AVROBIO BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE INCENTIVE PLAN PROPOSAL.

When you consider the recommendation of the AVROBIO Board in favor of approval of the 2024 Plan, you should keep in mind that certain of AVROBIO’s directors and officers have interests in the 2024 Plan that are different from, in addition to, or in conflict with your interests as a stockholder, including, among other things, the existence of financial and personal interests, which may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of AVROBIO and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, AVROBIO’s officers have interests in the merger that may conflict with your interests as a stockholder. See the section titled “The Merger—Interests of AVROBIO’s Directors and Executive Officers in the Merger” beginning on page 221 of this proxy statement/prospectus for a further discussion of these considerations.

PROPOSAL NO. 5—THE ESPP PROPOSAL

Overview

The AVROBIO stockholders are also being asked to consider and vote upon the ESPP Proposal to approve the combined company’s 2024 Employee Stock Purchase Plan, which is referred to herein as the “2024 ESPP.” The AVROBIO Board approved the 2024 ESPP on, subject to stockholder approval at the special meeting. If the AVROBIO stockholders approve the ESPP Proposal, the 2024 ESPP will become effective on the consummation of the merger. If the 2024 ESPP is not approved by the AVROBIO stockholders, it will not become effective. The 2024 ESPP is described in more detail below.

General Information

On February 12, 2024, the AVROBIO Board adopted and approved the combined company’s 2024 ESPP and is submitting it to stockholders for their adoption and approval. Pursuant to the Merger Agreement, AVROBIO and Tectonic have each agreed that they will use commercially reasonable efforts to cause the AVROBIO stockholders to approve the 2024 ESPP. The AVROBIO Board has adopted and approved the 2024 ESPP to provide the combined company’s eligible employees an opportunity to purchase the combined company’s common stock at a discount through accumulated contributions of their earned compensation. AVROBIO currently operates its 2018 ESPP. Upon approval of the 2024 ESPP by stockholders, the 2018 ESPP will be terminated. While the 2024 ESPP will become effective the later of its approval by stockholders and the consummation of the merger, the first offering period will commence at a later date determined by the administrator of the 2024 ESPP.

The 2024 ESPP Will Allow the Combined Company to Effectively Recruit and Retain Key Talent

The AVROBIO Board recommends that the AVROBIO stockholders approve the 2024 ESPP because it believes that it is important to the combined company’s ability to compete for talent. The 2024 ESPP may become a significant part of the combined company’s overall equity compensation strategy (especially with respect to the combined company’s nonexecutive employees). If the AVROBIO stockholders do not approve the 2024 ESPP, the combined company may not be able to offer competitive compensation to existing employees and qualified candidates, which could prevent it from successfully attracting and retaining highly skilled employees. The AVROBIO Board believes that the 2024 ESPP will be an important factor in attracting, motivating, and retaining qualified personnel who are essential to the combined company’s success. The 2024 ESPP provides a significant incentive by allowing employees to purchase shares of the combined company’s common stock at a discount.

Following the 2024 ESPP’s effectiveness, offering periods will not commence under the 2024 ESPP until determined by the combined company’s board of directors or its compensation committee.

The Share Reserve and Annual Increase Will Meet the Combined Company Equity Needs

The AVROBIO Board is asking the AVROBIO stockholders to approve an initial share reserve of shares for the 2024 ESPP. Additionally, the 2024 ESPP provides for an annual increase in the number of shares reserved for insurance under the 2024 ESPP on the first day of each fiscal year beginning for the fiscal year following the fiscal year in which the first enrollment date under the 2024 ESPP (if any) occurs, in an amount equal to the least of (i) shares of the combined company’s common stock, (ii) 1% of the outstanding shares of common stock on the last day of the immediately preceding fiscal year, or (iii) an amount determined by the administrator.

Summary of the 2024 ESPP

The following is a summary of the principal features of the 2024 ESPP and its operation. This summary does not contain all of the terms and conditions of the 2024 ESPP and is qualified in its entirety by reference to the 2024 ESPP as set forth in Annex J attached to this proxy statement.

Purpose. The purpose of the 2024 ESPP is to provide eligible employees with an opportunity to purchase shares of the combined company’s common stock through accumulated contributions. The 2024 ESPP will be designed to allow eligible U.S. employees to purchase combined company common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code.

Share Reserve. Following the merger, the 2024 ESPP will authorize the issuance of a number of shares of combined company common stock equal to 1% of the total number of shares of combined company common stock issued and outstanding determined as of immediately after the effective time (the “2024 ESPP’s initial share reserve”), pursuant to purchase rights granted to the combined company’s employees or to employees of any of the combined company’s designated affiliates. The number of shares of combined company common stock reserved for issuance will automatically increase on January 1 of each year, from January 1, 2025 through and including January 1, 2034, by the lesser of (1) 1% of the total number of shares of combined company common stock outstanding on the last day of the preceding calendar year, and (2) a number of shares of combined company common stock equal to three times the 2024 ESPP’s initial share reserve; provided, that prior to the date of any such increase, the combined company’s board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2).

Administration. The combined company’s board of directors intends to delegate concurrent authority to administer the 2024 ESPP to the combined company’s compensation committee. The 2024 ESPP is implemented through a series of offerings under which eligible employees are granted rights to purchase shares of combined company common stock on specified dates during such offerings. Under the 2024 ESPP, the combined company may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of combined company common stock will be purchased for employees participating in the offering. An offering under the 2024 ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by the combined company or by any of the combined company’s designated affiliates, may participate in the 2024 ESPP and may contribute, normally through payroll deductions, up to a specified percentage of their earnings (as set forth in, and as defined in, the offering memorandum the combined company’s board of directors or compensation committee may adopt from time to time with respect to offerings under the 2024 ESPP) for the purchase of shares of combined company common stock under the 2024 ESPP. Unless otherwise determined by the combined company’s board of directors, shares of combined company common stock will be purchased for the accounts of employees participating in the 2024 ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of combined company common stock on the first trading date of an offering or (b) 85% of the fair market value of a share of combined company common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the 2024 ESPP, as determined by the combined company’s board of directors, including: (1) being customarily employed for more than 20 hours per week; (2) being customarily employed for more than 5 months per calendar year; or (3) continuous employment with the combined company or one of the combined company’s affiliates for a period of time (not to exceed two years). No employee may purchase shares under the 2024 ESPP at a rate in excess of $25,000 worth of combined company common stock based on the fair market value per share of combined company common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the 2024 ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of the combined company’s outstanding capital stock measured by vote or value pursuant to Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in the combined company’s capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the combined company’s board of directors will make appropriate adjustments to (1) the number of shares reserved under the 2024 ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year, (3) the number of shares and purchase price of all outstanding purchase rights and (4) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of a corporate transaction (as defined in the 2024 ESPP), any then-outstanding rights to purchase combined company stock under the 2024 ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of combined company common stock within 10 business days prior to such corporate transaction, and such purchase rights will terminate immediately after such purchase.

Under the 2024 ESPP, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of the combined company’s assets; (2) the sale or disposition of more than 50% of the combined company’s outstanding securities; (3) a merger or consolidation where the combined company does not survive the transaction; and (4) a merger or consolidation where the combined company does survive the transaction but the shares of combined company common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

2024 ESPP Amendments, Termination. The combined company’s board of directors has the authority to amend or terminate the 2024 ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. The combined company will obtain stockholder approval of any amendment to the 2024 ESPP, as required by applicable law or listing requirements.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the material U.S. federal income tax consequences of participation in the 2024 ESPP. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a participant’s death, or the provisions of the income tax laws of any municipality, state or non-U.S. jurisdiction to which the participant may be subject. As a result, tax consequences for any particular participant may vary based on individual circumstances.

The 2024 ESPP is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Under an employee stock purchase plan that so qualifies, no taxable income will be recognized by a participant, and no deductions will be allowable to the combined company, upon either the grant or the exercise of the purchase rights. Taxable income will not be recognized until there is a sale or other disposition of the shares of common stock acquired under the 2024 ESPP or in the event of the participant’s death while still owning the purchased shares of common stock.

If the participant sells or otherwise disposes of the purchased shares of common stock within two years after the start date of the offering period in which the shares of common stock were acquired or within one year after the actual purchase date of those shares of common stock, then the participant generally will recognize ordinary income in the year of sale or disposition equal to the amount by which the fair market value of the shares of common stock on the purchase date exceeded the purchase price paid for those shares of common stock, and the combined company will be entitled to an income tax deduction equal in amount to such excess, for the taxable year in which such disposition occurs. The amount of this ordinary income will be added to the participant’s basis in the shares of common stock, and any resulting gain or loss recognized upon the sale or disposition will be a capital gain or loss. If the shares of common stock have been held for more than one year since the date of purchase, the gain or loss will be long-term.

If the participant sells or disposes of the purchased shares of common stock more than two years after the start date of the offering period in which the shares of the combined company’s common stock were acquired and more than one year after the actual purchase date of those shares of common stock, then the participant generally will recognize ordinary income in the year of sale or disposition equal to the lesser of (a) the amount by which the fair market value of the shares of common stock on the sale or disposition date exceeded the purchase price paid for those shares of common stock, or (b) 15% of the fair market value of the shares of common stock on the start date of that offering period. Any additional gain upon the disposition will be taxed as a long-term capital gain. Alternatively, if the fair market value of the shares of common stock on the date of the sale or disposition is less than the purchase price, there will be no ordinary income and any loss recognized will be a long-term capital loss. The combined company will not be entitled to an income tax deduction with respect to such disposition.

In addition, a participant’s annual “net investment income,” as defined in Section 1411 of the Code, may be subject to a 3.8% U.S. federal surtax. Net investment income may include capital gain and/or loss arising from the disposition of shares of common stock purchased under the 2024 ESPP. Whether a participant’s net investment income will be subject to this surtax will depend on the participant’s level of annual income and other factors.

If the participant still owns the purchased shares of common stock at the time of death, the lesser of (i) the amount by which the fair market value of the shares of common stock on the date of death exceeds the purchase price or (ii) 15% of the fair market value of the shares of common stock on the start date of the offering period in which those shares of common stock were acquired will constitute ordinary income in the year of death.

New Plan Benefits

Because participation in the 2024 ESPP is voluntary, the benefits or amounts that will be received by or allocated to any individual or group of individuals under the 2024 ESPP in the future are not determinable and no awards have been granted that are contingent on stockholder approval of the 2024 ESPP.

Required Vote

The affirmative vote of a majority of the votes properly cast by the holders of AVROBIO common stock entitled to vote at the special meeting is required to approve the ESPP Proposal. Abstentions and broker non-votes, if any, will have no effect on the ESPP Proposal.

The ESPP Proposal is conditioned on the approval of the Nasdaq Stock Issuance Proposal. Therefore, if approval of the merger is not obtained, the ESPP Proposal will have no effect, even if approved by AVROBIO stockholders.

THE AVROBIO BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ESPP PROPOSAL.

When you consider the recommendation of the AVROBIO Board in favor of approval of the 2024 ESPP, you should keep in mind that certain of AVROBIO’s directors and officers have interests in the 2024 ESPP that are different from, in addition to, or in conflict with, your interests as a stockholder, including, among other things, the existence of financial and personal interests, which may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of AVROBIO and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, AVROBIO’s officers have interests in the merger that may conflict with your interests as a stockholder. See the section titled “The Merger—Interests of AVROBIO’s Directors and Executive Officers in the Merger” beginning on page 221 of this proxy statement/prospectus for a further discussion of these considerations.

PROPOSAL NO. 6—EXECUTIVE COMPENSATION ARRANGEMENTS PROPOSAL

As required by Item 402(t) of Regulation S-K and Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, AVROBIO is providing AVROBIO stockholders with the opportunity to vote, on a non-binding advisory basis, on the golden parachute compensation that may become payable to the AVROBIO named executive officers in connection with the merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the section titled “Golden Parachute Compensation” in this proxy statement/prospectus/information statement.

AVROBIO believes that the information regarding golden parachute compensation that may become payable to its named executive officers in connection with the merger is reasonable and demonstrates that AVROBIO’s executive compensation program was designed appropriately and structured to ensure the retention of talented executives and a strong alignment of the long-term interests of AVROBIO stockholders. Accordingly, AVROBIO is seeking approval of the following resolution at the special meeting:

“RESOLVED, that the stockholders of AVROBIO, Inc. approve, on a nonbinding, advisory basis, the compensation that will or may become payable by AVROBIO to its named executive officers that is based on or otherwise relates to the transactions as disclosed pursuant to Item 402(t) of Regulation S-K in the section titled “Golden Parachute Compensation.”

Stockholders of AVROBIO should note that this proposal is not a condition to the completion of the merger, and as an advisory vote, the result will not be binding on AVROBIO, the AVROBIO Board or the named executive officers. Further, the underlying employment agreements, equity awards and other arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, the named executive officers will be eligible to receive the compensation that is based on or otherwise relates to the merger in accordance with the terms and conditions applicable to the underlying employment agreements, equity awards and other arrangements AVROBIO entered into with these named executive officers, as described in the section titled “Golden Parachute Compensation.”

Required Vote

The affirmative vote of a majority of the votes properly cast by the holders of AVROBIO common stock entitled to vote at the special meeting is required to approve the Executive Compensation Arrangements Proposal on a non-binding advisory basis Abstentions and broker non-votes, if any, will have no effect on the Executive Compensation Arrangements Proposal.

THE AVROBIO BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE EXECUTIVE COMPENSATION ARRANGEMENTS PROPOSAL.

PROPOSAL NO. 7—THE ADJOURNMENT PROPOSAL

General

If AVROBIO fails to receive a sufficient number of votes to approve the Nasdaq Stock Issuance Proposal and/or the Reverse Stock Split Proposal, AVROBIO may propose to adjourn the special meeting, for a period of not more than 60 days, for the purpose of soliciting additional proxies to approve the Nasdaq Stock Issuance Proposal and/or the Reverse Stock Split Proposal. AVROBIO currently does not intend to propose adjournment at the special meeting if there are sufficient votes to approve the Nasdaq Stock Issuance Proposal and/or the Reverse Stock Split Proposal.

If a quorum is not present at the special meeting, under AVROBIO’s bylaws, the chair of the special meeting will have the power to adjourn the Special Meeting until a quorum is present or represented.

Required Vote

The affirmative vote of a majority of the votes properly cast by the holders of AVROBIO common stock entitled to vote at the special meeting is required to approve the Adjournment Proposal. Abstentions and broker non-votes, if any, will have no effect on the Adjournment Proposal.

The merger is not conditioned upon the approval of the Adjournment Proposal.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Adjournment Proposal.

THE AVROBIO BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADJOURNMENT PROPOSAL, IF NECESSARY.

AVROBIO’S BUSINESS

Overview

AVROBIO is a gene therapy company with a purpose to free people from a lifetime of genetic disease. AVROBIO has been focused on developing potentially curative HSC gene therapies to treat patients with rare diseases following a single dose treatment regimen. The gene therapies AVROBIO had been developing employ HSCs that are harvested from the patient and then modified with a lentiviral vector to insert the equivalent of a functional copy of the gene that is mutated in the target disease. AVROBIO believes that its approach, which is designed to transform stem cells from patients into therapeutic products, has the potential to provide curative benefit for a range of diseases. AVROBIO’s development focus has been on a group of rare genetic diseases referred to as lysosomal disorders, some of which today are primarily managed with ERTs.

On July 12, 2023, following a comprehensive review of AVROBIO’s business by the AVROBIO Board, AVROBIO announced its intention to halt development of its programs and explore strategic alternatives focused on maximizing stockholder value, which may include, but is not limited to, an acquisition, a merger, business combination or divestiture. AVROBIO currently has a total of three gene therapy product candidates, none of which are currently in active clinical development, including AVR-RD-02 for the treatment of Gaucher disease type 1 and type 3, AVR-RD-03 for the treatment of Pompe disease and AVR-RD-01 for the treatment of Fabry disease.

After a comprehensive review of strategic alternatives, including identifying and reviewing potential candidates for a strategic transaction, on January 30, 2024, AVROBIO entered into the Merger Agreement, with Merger Sub and Tectonic, pursuant to which Merger Sub will merge with and into Tectonic, with Tectonic surviving as AVROBIO’s wholly-owned subsidiary. The merger was unanimously approved by the AVROBIO Board, and the AVROBIO Board resolved to recommend approval of the Merger Agreement to AVROBIO stockholders. In connection with the merger as part of the private financings, certain investors have agreed to purchase shares of Tectonic common stock at a purchase price of $12.39908 per share, subject to and immediately prior to the closing of the merger, pursuant to the terms of the Subscription Agreement, and certain investors have consummated or will consummate certain additional purchases of Tectonic common stock pursuant to the conversion of the Company SAFEs entered into by such investors and Tectonic, for an aggregate purchase price among the private financings contemplated by the Subscription Agreement and such Company SAFEs of approximately $130.7 million. At the effective time of the merger, each share of then-outstanding Tectonic common stock will be converted into the right to receive a number of shares of AVROBIO common stock, equal to the exchange ratio as set forth in the Merger Agreement. Concurrently with the closing of the merger, and assuming approval by AVROBIO stockholders, AVROBIO anticipates effecting a reverse stock split at a ratio in the range between 1:3 to 1:30, inclusive. Additionally, at or prior to the effective time of the merger, AVROBIO and a rights agent will enter into a CVR Agreement, pursuant to which AVROBIO stockholders of record as of immediately prior to such effective time (including holders of AVROBIO common stock issued upon settlement of the AVROBIO RSUs) will receive one non-transferable CVR for each outstanding share of AVROBIO common stock held by such stockholder on such date.

The closing of the merger is subject to approval by AVROBIO stockholders and Tectonic stockholders, as well as other customary closing conditions, including the effectiveness of a registration statement on Form S-4 filed with the SEC in connection with the transaction and Nasdaq’s approval of the listing of the shares of the AVROBIO common stock to be issued in connection with the proposed merger. The closings of the private financings are conditioned upon the satisfaction or waiver of the conditions to the closing of the merger as well as certain other conditions. The closing of the merger is conditioned upon the satisfaction or waiver of the receipt of cash proceeds not less than $114.5 million in connection with the consummation of the transactions contemplated by the private financings. If the transactions are completed, the business of Tectonic will continue as the business of the combined company.

AVROBIO’s future operations are highly dependent on the success of the merger and there can be no assurances that the merger will be successfully consummated. There can be no assurance that the strategic review process or any transaction relating to a specific asset, including the merger and any AVROBIO asset sale, will result in AVROBIO pursuing such a transaction(s), or that any transaction(s), if pursued, will be completed on terms favorable to AVROBIO and its stockholders in the existing AVROBIO entity or any possible entity that results from a combination of entities. If the strategic review process is unsuccessful, and if the merger is not consummated, the AVROBIO Board may decide to pursue a dissolution and liquidation of AVROBIO.

AVROBIO’s Product Candidates

AVROBIO’s pipeline included three HSC gene therapy programs, none of which are in active clinical development, each targeting rare lysosomal disorders: AVR-RD-02 for the treatment of Gaucher disease type 1 and type 3, AVR-RD-03 for the treatment of Pompe disease and AVR-RD-01 for the treatment of Fabry disease.

AVR-RD-02 has been studied for the treatment of Gaucher disease type 1 in an AVROBIO-sponsored Phase 1/2 clinical trial, which AVROBIO refers to as the Guard1 clinical trial. Five patients were dosed in the Guard1 clinical trial.

AVR-RD-01 was AVROBIO’s investigational gene therapy program for Fabry disease, which was deprioritized in January 2022. This decision was made due to several factors, including new clinical data showing variable engraftment patterns from the five most recently dosed patients in AVROBIO’s Phase 2 clinical trial of AVR-RD-01 for the treatment of Fabry disease, which AVROBIO refers to as its FAB-GT clinical trial. The emergence of such new data would have significantly extended the program’s development timeline. That development, coupled with an increasingly challenging market and regulatory environment for Fabry disease, were among the primary factors leading to AVROBIO’s deprioritization of its Fabry program. As a result of the deprioritization, AVROBIO stopped enrollment of its FAB-GT clinical trial and focused on its other pipeline programs. A total of 14 patients had been dosed in AVROBIO’s Fabry program, including nine patients in AVROBIO’s FAB-GT clinical trial and five patients in a collaborator-sponsored Phase 1 clinical study of AVR-RD-01 for Fabry disease.

Resumption of the development of these product candidates, if that were to occur, would require the expenditure of significant resources to advance these candidates. Thereafter, if development of such product candidates were to be resumed and successfully advanced (of which there can be no assurance), it would be necessary to seek and obtain marketing approval to commercialize such product candidates, which could be expected to require the expenditure of significant additional resources and expenses related to regulatory, product sales, medical affairs, marketing, manufacturing and distribution.

Tectonic will assume AVROBIO’s product candidates and related intellectual property rights as part of the merger.

Manufacturing

To support its HSC gene therapy programs, AVROBIO developed its plato® HSC gene therapy platform, incorporating multiple upgrades including a four-plasmid lentiviral vector designed to optimize vector copy number; transduction efficiency and resulting enzyme activity; a closed, automated manufacturing system designed to improve consistency and predictability of the drug product; and a personalized approach to conditioning. Six patients in AVROBIO’s FAB-GT clinical trial of AVR-RD-01, for which enrollment was halted, and five patients in AVROBIO’s Guard1 clinical trial of AVR-RD-02, were dosed with drug product manufactured utilizing the plato platform.

AVROBIO established manufacturing relationships that AVROBIO believes would provide AVROBIO with drug product manufacturing capabilities to support all aspects of the development and eventual commercialization of AVROBIO’s gene therapies. AVROBIO’s team leveraged their broad expertise in the manufacturing of gene and cellular therapies to build a network of contract manufacturing organizations (“CMO”) partners for the development and manufacture of drug products and outsourced suppliers for the supply of vectors and plasmids. AVROBIO relies on sole source suppliers for drug product manufacturing, vector supply, plasmid supply and cell culture media.

To optimize production of AVROBIO’s gene therapies, AVROBIO moved cell processing to an automated, closed system using disposable supplies, believing this industrialized manufacturing process facilitated a repeatable approach through which AVROBIO could design and manufacture commercially viable HSC gene therapies to potentially treat a large variety of genetic disorders.

Competition

AVROBIO’s industry is highly competitive and subject to rapid and significant technological change. Potential competitors for AVROBIO’s HSC gene therapy candidates include larger pharmaceutical, specialty pharmaceutical and biotechnology companies, as well as academic institutions, government agencies and private and public research institutions. Key competitive factors affecting the commercial success of AVROBIO’s gene therapies would likely include efficacy, safety and tolerability profile, reliability, convenience, price and reimbursement.

The market for treatment of lysosomal disorders is especially large and competitive. The gene therapies AVROBIO was developing, if approved, would have faced competition.

Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a small number of AVROBIO’s competitors. Accordingly, AVROBIO’s competitors may be more successful than AVROBIO would have been in obtaining approval by the FDA for drugs and achieving widespread market acceptance. AVROBIO’s competitors’ products may be more effective, or more effectively marketed and sold, than any product AVROBIO would have commercialized and may have rendered AVROBIO’s gene therapies obsolete or non-competitive before AVROBIO could recover the expenses of developing and commercializing any of AVROBIO’s gene therapies. AVROBIO’s competitors may also obtain FDA or other regulatory approval for their products more rapidly than AVROBIO may have obtained approval for its products. AVROBIO anticipates that biotechnology companies will face intense and increasing competition as new drugs enter the market and advanced technologies become available. Finally, the development of new treatment methods for the diseases targeted by AVROBIO’s gene therapies could render AVROBIO’s gene therapies non-competitive or obsolete.

Licenses and Collaborations

Agreement with Lund University Rights Holders

In January 2017, AVROBIO entered into an exclusive license agreement with Prof. Stefan Karlsson and Dr. Maria Dahl, affiliates of Lund University, pursuant to which Prof. Karlsson and Dr. Dahl, and certain other relevant rights holders that may have an interest in intellectual property generated under a research project AVROBIO funded with Lund University, granted to AVROBIO an exclusive worldwide license, subject to certain retained rights, under certain intellectual property rights to develop, commercialize and sell products in any and all uses relevant to Gaucher disease. Intellectual property licensed to AVROBIO under this agreement relates to AVROBIO’s Gaucher program.

As consideration for the license, AVROBIO is required to make payments in connection with the achievement of certain milestones up to an aggregate of $0.55 million.

AVROBIO’s license agreement with the rights holders expires on the latest of (i) the twentieth anniversary of the end of a certain research project AVROBIO has funded pursuant to an agreement with Lund University,

(ii) the expiration of the term of any patent filed on the licensed rights that covers a licensed product, (iii) the expiration of any applicable marketing exclusivity right and (iv) such time that neither AVROBIO nor any of AVROBIO’s sublicensees or partners or contractors are commercializing a licensed product. Either AVROBIO or the rights holders acting together may terminate the license agreement if the other such party commits a material breach and fails to cure such breach within a certain period of time, or if the other party enters into liquidation, becomes insolvent, or enters into composition or statutory reorganization proceedings.

Agreement with BioMarin Pharmaceutical Inc.

In August 2017, AVROBIO entered into a license agreement with BioMarin pursuant to which BioMarin granted AVROBIO an exclusive worldwide license under certain intellectual property rights related to GILT tags owned or controlled by BioMarin to develop, commercialize and sell retroviridae-based gene therapy products for use in the treatment of Pompe disease. This agreement was amended in February 2018 and again in January 2020 to, among things, provide that BioMarin would supply AVROBIO with certain materials related to the GILT tags technology. Under the terms of the agreement, AVROBIO must use commercially reasonable efforts to develop and commercialize one or more licensed products in the United States and certain European countries. In addition, AVROBIO is required to initiate an IND-enabling pharmacology/toxicology study of a licensed product within a specified period of time.

As consideration for the license, AVROBIO paid an initial license fee in the amount of $0.5 million and issued 233,765 shares of AVROBIO’s Series B preferred stock to BioMarin at the time of AVROBIO’s Series B financing. AVROBIO is also obligated to make payments to BioMarin upon achievement of certain milestones up to an aggregate of $13.0 million and pay to BioMarin a low single digit royalty percentage on net sales of licensed products covered by patent rights in a relevant country. AVROBIO’s royalty obligation expires on a licensed product-by-licensed product and country-by-country basis upon the latest to occur of the expiration or termination of the last valid claim under the licensed patent rights in such country, which is currently projected to occur in 2029, the tenth anniversary of the first commercial sale of such licensed product in such country and the expiration of any applicable regulatory exclusivity in such country.

Unless terminated earlier, AVROBIO’s license agreement with BioMarin will expire upon the expiration of AVROBIO’s royalty obligation for all licensed products throughout the world. Either AVROBIO or BioMarin may terminate the license agreement if the other party commits a material breach and fails to cure such breach within a certain period of time. BioMarin may also terminate the agreement in the event of any challenge or opposition to the licensed patent rights or related actions brought by AVROBIO or AVROBIO’s affiliates or sublicensees, or if AVROBIO, AVROBIO’s affiliates or sublicensees knowingly assist a third party in challenging or otherwise opposing the licensed patent rights, except as required under a court order or subpoena. In addition, BioMarin may terminate the agreement upon AVROBIO’s bankruptcy or insolvency. AVROBIO may terminate the agreement for any reason upon notice to BioMarin.

Governmental Regulation

In the United States, biological products, including gene therapy products, are subject to regulation under the FD&C Act and the Public Health Service Act (“PHS Act”) and other federal, state, local and foreign statutes and regulations. Both the FD&C Act and the PHS Act and their corresponding regulations govern, among other things, the testing, manufacturing, safety, efficacy, labeling, packaging, storage, record keeping, distribution, reporting, advertising and other promotional practices involving biological products. Each clinical study protocol for a gene therapy product must be reviewed by the FDA, and FDA approval must be obtained before the marketing of biological products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources and AVROBIO may not be able to obtain the required regulatory approvals.

Within the FDA, the CBER regulates gene therapy products. The FDA and the NIH have published guidance documents with respect to the development and submission of gene therapy protocols. The FDA has published guidance documents related to, among other things, gene therapy products in general, their preclinical assessment, observing subjects involved in gene therapy studies for delayed adverse events, potency testing, and chemistry, manufacturing and control information in INDs for gene therapies.

Ethical, social and legal concerns about gene therapy, genetic testing and genetic research could result in additional regulations restricting or prohibiting the processes AVROBIO may use. Federal and state agencies, congressional committees and foreign governments have expressed interest in further regulating biotechnology. More restrictive regulations or claims that AVROBIO’s products are unsafe or pose a hazard could prevent AVROBIO from commercializing any products. New government requirements may be established that could delay or prevent regulatory approval of AVROBIO’s product candidates under development. It is impossible to predict whether legislative changes will be enacted, regulations, policies or guidance changed, or interpretations by agencies or courts changed, or what the impact of such changes, if any, may be.

U.S. Biological Products Development Process

The process required by the FDA before a biological product may be marketed in the United States generally involves the following:

•	completion of nonclinical laboratory tests and animal studies according to GLPs and applicable requirements for the humane use of laboratory animals or other applicable regulations;

•	submission to the FDA of an application for an IND, which must become effective before human clinical studies may begin;

•	approval by an independent IRB or ethics committee at each clinical study site before each study may be initiated;

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performance of adequate and well-controlled human clinical studies according to the FDA’s regulations commonly referred to as GCPs and any additional requirements for the protection of human research subjects and their health information, to establish the safety and efficacy of the proposed biological product for its intended use;

•	submission to the FDA of a BLA for marketing approval that includes substantive evidence of safety, purity, and potency from results of nonclinical testing and clinical studies;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biological product is produced to assess compliance with cGMPs, to assure that the facilities, methods and controls are adequate to preserve the biological product’s identity, strength, quality and purity and, if applicable, the FDA’s current good tissue practices (“GTPs”) for the use of human cellular and tissue products;

•	potential FDA audit of the nonclinical and clinical study sites that generated the data in support of the BLA;

•	payment of user fees for FDA review of the BLA (unless a fee waiver applies); and

•	FDA review and approval, or licensure, of the BLA.

Before testing any biological product candidate, including a gene therapy product, in humans, the product candidate enters the preclinical testing stage. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs.

The clinical study sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some preclinical testing may continue even after the IND is submitted. An IND is a request for authorization from the FDA to ship an unapproved, investigational product in interstate commerce and to administer it to humans, and must become effective before clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the clinical study on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical study can begin. In addition to the submission of an IND to the FDA before initiation of a clinical trial in the United States, certain human clinical trials involving recombinant or synthetic nucleic acid molecules are subject to oversight of institutional biosafety committees (“IBCs”) as set forth in the NIH Guidelines for Research Involving Recombinant or Synthetic Nucleic Acid Molecules (“NIH Guidelines”). Under the NIH Guidelines, recombinant and synthetic nucleic acids are defined as: (i) molecules that are constructed by joining nucleic acid molecules and that can replicate in a living cell (i.e., recombinant nucleic acids); (ii) nucleic acid molecules that are chemically or by other means synthesized or amplified, including those that are chemically or otherwise modified but can base pair with naturally occurring nucleic acid molecules (i.e., synthetic nucleic acids); or (iii) molecules that result from the replication of those described in (i) or (ii). Specifically, under the NIH Guidelines, supervision of human gene transfer trials includes evaluation and assessment by an IBC, a local institutional committee that reviews and oversees research utilizing recombinant or synthetic nucleic acid molecules at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment, and such review may result in some delay before initiation of a clinical trial. While the NIH Guidelines are not mandatory unless the research in question is being conducted at or sponsored by institutions receiving NIH funding of recombinant or synthetic nucleic acid molecule research, many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them.

The FDA also may impose clinical holds on a biological product candidate at any time before or during clinical studies due to safety concerns or non-compliance. If the FDA imposes a clinical hold, studies may not recommence without FDA authorization and then only under terms authorized by the FDA. Accordingly, AVROBIO cannot be sure that submission of an IND will result in the FDA allowing clinical studies to begin, or that, once begun, issues will not arise that suspend or terminate such studies.

Clinical studies involve the administration of the biological product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the study sponsor’s control. Clinical studies are conducted under protocols detailing, among other things, the objectives of the clinical study, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical study will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. Clinical studies must be conducted and monitored in accordance with the FDA’s regulations comprising the GCP requirements, including the requirement that all research subjects provide informed consent. Further, each clinical study must be reviewed and approved by an IRB at or servicing each institution at which the clinical study will be conducted. An IRB is charged with protecting the welfare and rights of study participants and considers such items as whether the risks to individuals participating in the clinical studies are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical study subject or his or her legal representative and must monitor the clinical study until completed.

Clinical studies typically are conducted in three sequential phases that may overlap or be combined:

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Phase 1. The biological product is initially introduced into healthy human subjects and tested for safety. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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Phase 2. The biological product is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

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Phase 3. Clinical studies are undertaken to further evaluate dosage, clinical efficacy, potency, and safety in an expanded patient population at geographically dispersed clinical study sites. These clinical studies are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for approval and product labeling.

Post-approval clinical studies, sometimes referred to as Phase 4 clinical studies, may be conducted after initial marketing approval. These clinical studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up. The FDA recommends that sponsors, unless otherwise agreed by the FDA, observe subjects for potential gene therapy-related delayed adverse events for a 15-year period, including a minimum of five years of annual examinations followed by ten years of annual queries, either in person or by questionnaire, of study subjects.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical study investigators. Annual progress reports detailing the results of the clinical studies must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA, the NIH and the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human subjects, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Phase 1, Phase 2 and Phase 3 clinical studies may not be completed successfully within any specified period, if at all. The FDA or the sponsor, acting on its own or based on a recommendation from the sponsor’s data safety monitoring board may suspend a clinical study at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical study at its institution if the clinical study is not being conducted in accordance with the IRB’s requirements or if the biological product has been associated with unexpected serious harm to patients.

Human gene therapy products are a new category of therapeutics. Because this is a relatively new and expanding area of novel therapeutic interventions, there can be no assurance as to the length of the study period, the number of patients the FDA will require to be enrolled in the studies in order to establish the safety, efficacy, purity and potency of human gene therapy products, or that the data generated in these studies will be acceptable to the FDA to support marketing approval. The NIH has a publicly accessible database, the Genetic Modification Clinical Research Information System which includes information on gene transfer studies and serves as an electronic tool to facilitate the reporting and analysis of adverse events on these studies.

Concurrent with clinical studies, companies usually complete additional animal studies and also must develop additional information about the physical characteristics of the biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents with use of biological products, the PHS Act emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

After the completion of clinical studies of a biological product, FDA approval of a BLA must be obtained before commercial marketing of the biological product. The BLA must include results of product development, laboratory and animal studies, human studies, information on the manufacture and composition of the product, proposed labeling and other relevant information. The testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.

Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. In most cases, the submission of a BLA is subject to a substantial application user fee, although the fee may be waived under certain circumstances. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act (“PDUFA”) for original BLAs, the FDA has ten months from the filing date in which to complete its initial review of a standard application and respond to the applicant, and six months from the filing date for an application with priority review. The FDA does not always meet its PDUFA goal dates, and the review process is often significantly extended by FDA requests for additional information or clarification. This review typically takes twelve months from the date the BLA is submitted to the FDA because the FDA has approximately two months to make a “filing” decision. The review process and the PDUFA goal date may be extended by three months if the FDA requests or the BLA sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe and potent, or effective, for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, safety, strength, quality, potency and purity. The FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the biological product approval process, the FDA also will determine whether a REMS is necessary to assure the safe use of the biological product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS; the FDA will not approve the BLA without a REMS, if required.

Before approving a BLA, the FDA typically will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. For a gene therapy product, the FDA also will not approve the product if the manufacturer is not in compliance with GTPs. These are FDA regulations that govern the methods used in, and the facilities and controls used for, the manufacture of human cells, tissues, and cellular and tissue-based products (“HCT/Ps”), which are human cells or tissue intended for implantation, transplant, infusion, or transfer into a human recipient. The primary intent of the GTP requirements is to ensure that cell and tissue-based products are manufactured in a manner designed to prevent the introduction, transmission and spread of communicable disease. FDA regulations also require tissue establishments to register and list their HCT/Ps with the FDA and, when applicable, to evaluate donors through screening and testing. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure that the clinical studies were conducted in compliance with IND study requirements and GCP requirements. To assure cGMP, GTP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production, and quality control.

Under the Pediatric Research Equity Act (“PREA”), a BLA or supplement to a BLA for a novel product (e.g., new active ingredient, new indication, etc.) must contain data to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any biological product for an indication for which orphan designation has been granted.

Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the BLA does not satisfy its regulatory criteria for approval and deny approval. Data obtained from clinical studies are not always conclusive and the FDA may interpret data differently than AVROBIO interprets the same data. If the agency decides not to approve the BLA in its present form, the FDA will issue a complete response letter that usually describes all of the specific deficiencies in the BLA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical studies. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a REMS, or otherwise limit the scope of any approval. In addition, the FDA may require post marketing clinical studies, sometimes referred to as Phase 4 clinical studies, designed to further assess a biological product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a drug or biological product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan product designation must be requested before submitting a BLA. After the FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

Orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug or biological product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan product exclusivity also could block the approval of one of AVROBIO’s products for seven years if a competitor obtains approval of the same biological product as defined by the FDA or if AVROBIO’s product candidate is determined to be contained within the competitor’s product for the same indication or disease. If a drug or biological product designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan product exclusivity.

Expedited Development and Review Programs

The FDA has various programs, including Fast Track designation, breakthrough therapy designation, accelerated approval and priority review, that are intended to expedite or simplify the process for the development and FDA review of drugs and biologics that are intended for the treatment of serious or life-threatening diseases or conditions. These programs do not change the standards for approval but may expedite the development or approval process. To be eligible for Fast Track designation, new drugs and biological products must be intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a Fast Track product at any time during the clinical development of the product. One benefit of Fast Track designation, for example, is that the FDA may consider for review sections of the marketing application for a product that has received Fast Track designation on a rolling basis before the complete application is submitted.

Under the breakthrough therapy program, products intended to treat a serious or life-threatening disease or condition may be eligible for the benefits of the Fast Track program when preliminary clinical evidence demonstrates that such product may have substantial improvement on one or more clinically significant endpoints over existing therapies. Additionally, FDA will seek to ensure the sponsor of a breakthrough therapy product receives timely advice and interactive communications to help the sponsor design and conduct a development program as efficiently as possible.

Under the Food and Drug Omnibus Reform Act of 2022 (“FDORA”), a platform technology incorporated within or utilized by a biological product is eligible for designation as a designated platform technology if (1) the platform technology is incorporated in, or utilized by, a drug approved under a BLA; (2) preliminary evidence submitted by the sponsor of the licensed drug, or a sponsor that has been granted a right of reference to data submitted in the application for such drug, demonstrates that the platform technology has the potential to be incorporated in, or utilized by, more than one drug without an adverse effect on quality, manufacturing, or safety; and (3) data or information submitted by the applicable person indicates that incorporation or utilization of the platform technology has a reasonable likelihood to bring significant efficiencies to the drug development or manufacturing process and to the review process. A sponsor may request the FDA to designate a platform technology as a designated platform technology concurrently with, or at any time after, submission of an IND application for a drug that incorporates or utilizes the platform technology that is the subject of the request. If so designated, the FDA may expedite the development and review of any subsequent original BLA for a drug that uses or incorporates the platform technology. Designated platform technology status does not ensure that a drug will be developed more quickly or receive FDA approval. In addition, the FDA may revoke a designation if the FDA determines that a designated platform technology no longer meets the criteria for such designation.

Any product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biological product designated for priority review in an effort to facilitate the review. Under priority review, the FDA’s goal is to review an application in six months, compared to ten months for a standard review.

Additionally, a product may be eligible for accelerated approval. Drug or biological products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical studies establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a drug or biological product receiving accelerated approval perform adequate and well-controlled post-marketing clinical studies. Under the Food and Drug Omnibus Reform Act of 2022 (“FDORA”),

the FDA is now permitted to require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. Sponsors are also required to send updates to the FDA every 180 days on the status of such studies, including progress toward enrollment targets, and the FDA must promptly post this information publicly. Under FDORA, the FDA has increased authority for expedited procedures to withdraw approval of a drug or indication approved under accelerated approval if, for example, the sponsor fails to conduct such studies in a timely manner and send the necessary updates to the FDA, or if a confirmatory trial fails to verify the predicted clinical benefit of the product. In addition, for products being considered for accelerated approval, the FDA generally requires, unless otherwise informed by the agency, that all advertising and promotional materials intended for dissemination of publication within 120 days of marketing approval be submitted to the agency for review during the pre-approval review period.

Regenerative Medicine Advanced Therapies Designation

As part of the 21st Century Cures Act, enacted in December 2016, Congress amended the FD&C Act to facilitate an efficient development program for, and expedite review of RMATs, which include cell and gene therapies, therapeutic tissue engineering products, human cell and tissue products, and combination products using any such therapies or products. RMATs do not include those human cells, tissues, and cellular and tissue based products regulated solely under Section 361 of the Public Health Service Act and 21 CFR Part 1271. This program is intended to facilitate efficient development and expedite review of regenerative medicine therapies, which are intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition and qualify for RMAT designation. A drug sponsor may request that the FDA designate a drug as a RMAT concurrently with or at any time after submission of an IND. The FDA has 60 calendar days to determine whether the drug meets the criteria, including whether there is preliminary clinical evidence indicating that the drug has the potential to address unmet medical needs for a serious or life-threatening disease or condition. A BLA for a regenerative medicine therapy that has received RMAT designation may be eligible for priority review or accelerated approval through use of surrogate or intermediate endpoints reasonably likely to predict long-term clinical benefit, or reliance upon data obtained from a meaningful number of sites. Benefits of RMAT designation also include early interactions with the FDA to discuss any potential surrogate or intermediate endpoint to be used to support accelerated approval. A regenerative medicine therapy with RMAT designation that is granted accelerated approval and is subject to post-approval requirements may fulfill such requirements through the submission of clinical evidence from clinical studies, patient registries, or other sources of real world evidence, such as electronic health records; the collection of larger confirmatory data sets; or post-approval monitoring of all patients treated with such therapy prior to its approval. Like the FDA’s other expedited development programs, RMAT designation does not change the standards for approval but may expedite the development or approval process.

Post-Approval Requirements

Maintaining substantial compliance with applicable federal, state, and local statutes and regulations requires the expenditure of substantial time and financial resources. Rigorous and extensive FDA regulation of biological products continues after approval, particularly with respect to cGMP. AVROBIO has relied, and expects to continue to rely, should it resume development of its product candidates, on third parties for the production of clinical and commercial quantities of any products that AVROBIO may commercialize. Manufacturers of AVROBIO’s products are required to comply with applicable requirements in the cGMP regulations, including quality control and quality assurance and maintenance of records and documentation. Other post-approval requirements applicable to biological products, include reporting of cGMP deviations that may affect the identity, potency, purity and overall safety of a distributed product, record-keeping requirements, reporting of adverse effects, reporting updated safety and efficacy information, and complying with electronic record and signature requirements. After a BLA is approved, the product also may be subject to official lot release. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products, such as viral vaccines, before releasing the lots for distribution by the manufacturer. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products.

AVROBIO also must, if it were to resume development of its product candidates, comply with the FDA’s advertising and promotion requirements, such as those related to direct-to-consumer advertising, the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling (known as “off-label use”), industry-sponsored scientific and educational activities, and promotional activities involving the internet. Discovery of previously unknown problems or the failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant or manufacturer to administrative or judicial civil or criminal sanctions and adverse publicity. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, clinical holds, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, mandated corrective advertising or communications with doctors or other stakeholders, debarment, restitution, disgorgement of profits, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on AVROBIO.

Biological product manufacturers and other entities involved in the manufacture and distribution of approved biological products, and those supplying products, ingredients, and components of them, are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMPs and other laws. Manufacturers and other parties involved in the drug supply chain for prescription drug products must also comply with product tracking and tracing requirements and notify the FDA of counterfeit, diverted, stolen and intentionally adulterate products or products that are otherwise unfit for distribution in the United States. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including withdrawal of the product from the market. In addition, changes to the manufacturing process or facility generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of the FDA approval of the use of AVROBIO’s product candidates, if AVROBIO were to resume development of its product candidates, some of AVROBIO’s U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application. Only one patent applicable to an approved biological product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. In addition, a patent can only be extended once and only for a single product. The U.S. PTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, should AVROBIO resume development of its product candidates, AVROBIO may intend to apply for restoration of patent term for one of its patents, if and as applicable, to add patent life beyond its current expiration date, depending on the expected length of the clinical studies and other factors involved in the filing of the relevant BLA.

A biological product can obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods for all formulations, dosage forms, and indications of the biologic. This six-month exclusivity, which runs from the end of other exclusivity protection, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study, provided that at the time pediatric exclusivity is granted there is not less than nine months of term remaining.

The ACA, signed into law on March 23, 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 which created an abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA-licensed reference biological product. This amendment to the PHS Act attempts to minimize duplicative testing. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. However, complexities associated with the larger, and often more complex, structure of biological products, as well as the process by which such products are manufactured, pose significant hurdles to implementation that are still being worked out by the FDA.

A reference biological product is granted four- and 12-year exclusivity periods from the time of first licensure of the product. FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product, and FDA will not approve an application for a biosimilar or interchangeable product based on the reference biological product until twelve years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity, or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity, or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

The first biological product determined to be interchangeable with a branded reference product for any condition of use is also eligible for a period of exclusivity, during which time the FDA may not determine that another product is interchangeable with the same reference product for any condition of use. The FDA may approve multiple “first” interchangeable products so long as they are all approved on the same first day of marketing. This exclusivity period, which may be shared amongst multiple first interchangeable products, lasts until the earlier of: (1) one year after the first commercial marketing of the first interchangeable product; (2) 18 months after resolution of a patent infringement suit instituted under 42 U.S.C. § 262(l)(6) against the applicant that submitted the application for the first interchangeable product, based on a final court decision regarding all of the patents in the litigation or dismissal of the litigation with or without prejudice; (3) 42 months after approval of the first interchangeable product, if a patent infringement suit instituted under 42 U.S.C. § 262(l)(6)

against the applicant that submitted the application for the first interchangeable product is still ongoing; or (4) 18 months after approval of the first interchangeable product if the applicant that submitted the application for the first interchangeable product has not been sued under 42 U.S.C. § 262(l)(6).

Additional Regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect AVROBIO’s business. These and other laws govern AVROBIO’s use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, AVROBIO’s operations. If AVROBIO’s operations result in contamination of the environment or expose individuals to hazardous substances, AVROBIO could be liable for damages and governmental fines. AVROBIO believes that it is in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on AVROBIO’s business. AVROBIO cannot predict, however, how changes in these laws may affect its future operations.

U.S. Foreign Corrupt Practices Act

The U.S. Foreign Corrupt Practices Act, to which AVROBIO is subject, prohibits corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. It is illegal to pay, offer to pay or authorize the payment of anything of value to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity.

Government Regulation Outside of the United States

Whether or not AVROBIO obtains FDA approval for a product, AVROBIO must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical studies or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical studies. In the European Union, for example, a CTA must be submitted for each clinical trial to each participating country’s national competent authority and an independent ethics committee, much like the FDA and an IRB, respectively. Under the Clinical Trials Regulation (EU) No 536/2014, which replaced the Clinical Trials Directive 2001/20/EC on January 31, 2022, a single application is now made through the Clinical Trials Information System (“CTIS”) for clinical trial authorization in up to 30 EU/EEA countries at the same time and with a single set of documentation. The assessment of applications for clinical trials is divided into two parts (Part I contains scientific and medicinal product documentation and Part II contains the national and patient-level documentation). Part I is assessed by a coordinated review by the competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted (Member States concerned) of a draft report prepared by a Reference Member State. Part II is assessed separately by each Member State concerned. The role of the relevant ethics committees in the assessment procedure continues to be governed by the national law of the concerned EU Member State, however overall related timelines are defined by the Clinical Trials Regulation. The Clinical Trials Regulation also provides for simplified reporting procedures for clinical trial sponsors.

The requirements and process governing the conduct of clinical studies, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical studies must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

To obtain regulatory approval of a product in the European Union, AVROBIO must submit a marketing authorization application. The centralized procedure for obtaining a marketing authorization in the European

Union is mandatory for certain types of products, such as products produced by biotechnological processes, orphan medicinal products, advanced-therapy medicinal products (gene-therapy, somatic cell-therapy or tissue-engineered medicines) and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the European Union, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union. A centralized marketing authorization is issued by the European Commission through the centralized procedure, based on the opinion of the Committee for Medicinal Products for Human Use (CHMP) of the EMA, and is valid throughout the entire territory of the European Union and in the additional Member States of the EEA (Iceland, Liechtenstein and Norway).

The European Union also provides opportunities for market exclusivity. For example, in the European Union, upon receiving a marketing authorization, innovative medicinal products approved on the basis of a complete and independent data package generally receive eight years of data exclusivity and an additional two years of market exclusivity. If granted, data exclusivity prevents generic or biosimilar applicants from referencing the innovator’s preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the European Union, for a period of eight years from the date on which the reference product was first authorized in the European Union. During the additional two-year period of market exclusivity, a generic or biosimilar marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar product can be marketed until the expiration of the market exclusivity. However, there is no guarantee that a product will be considered by the European Union’s regulatory authorities to be an innovative medicinal product, and products may not qualify for data exclusivity. Even if an innovative medicinal product gains the prescribed period of data exclusivity, another company could nevertheless also market another version of the product if such company obtained a marketing authorization based on an application with a complete and independent data package of pharmaceutical tests, preclinical tests and clinical trials.

The criteria for designating an “orphan medicinal product” in the European Union are similar in principle to those in the United States. Under Article 3 of Regulation (EC) 141/2000, a medicinal product may be designated as orphan if (1) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five in 10,000 persons in the European Union when the application is made, or (b) the product, without the benefits derived from orphan status, is unlikely to generate sufficient return in the European Union to justify the necessary investment in its development; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the European Union, or if such a method exists, the product will be of significant benefit to those affected by the condition, as defined in Regulation (EC) 847/2000. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and are, upon grant of a marketing authorization, entitled to ten years of market exclusivity for the approved therapeutic indication, during which a marketing authorization may not be granted in the European Union for a “similar medicinal product” to the authorized orphan product. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication.

The 10-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, marketing authorization may be granted to a similar medicinal product for the same indication as an authorized orphan product at any time if:

•	The second applicant can establish that its product, although similar to the authorized orphan product, is safer, more effective or otherwise clinically superior;

•	The marketing authorization holder for the authorized orphan product consents to a second orphan medicinal product application; or

•	The marketing authorization holder for the authorized orphan product cannot supply enough orphan medicinal product.

The application for orphan designation must be submitted before the application for marketing authorization. The applicant will receive a fee reduction for the marketing authorization application if the orphan designation has been granted, but not if the designation is still pending at the time the marketing authorization is submitted. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The aforementioned European Union rules are generally applicable in the EEA.

The European Commission introduced legislative proposals in April 2023 that, if implemented, will replace the current regulatory framework in the European Union for all medicines (including those for rare diseases and for children). The European Commission has provided the legislative proposals to the European Parliament and the European Council for their review and approval. In October 2023, the European Parliament published draft reports proposing amendments to the legislative proposals, which will be debated by the European Parliament. Once the European Commission’s legislative proposals are approved (with or without amendment), they will be adopted into European Union law.

The UK officially withdrew from the European Union on January 31, 2020 and the European Union and the UK signed a trade and cooperation agreement (“TCA”), which was provisionally applicable since January 1, 2021 and has been formally applicable since May 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP, inspections of manufacturing facilities for medicinal products and GMP documents issued, but does not provide for wholesale mutual recognition of UK and European Union pharmaceutical regulations. At present, Great Britain has implemented European Union legislation on the marketing, promotion and sale of medicinal products through the Human Medicines Regulations 2012 (as amended) (under the Northern Ireland Protocol, the European Union regulatory framework currently continues to apply in Northern Ireland). The regulatory regime in Great Britain therefore aligns in many ways with current European Union regulations, however it is possible that these regimes will diverge more significantly in the future now that Great Britain’s regulatory system is independent from the European Union. For example, the UK has implemented the now repealed Clinical Trials Directive 2001/20/EC into national law through the Medicines for Human Use (Clinical Trials) Regulations 2004 (as amended). However the Medicines and Healthcare products Regulatory Agency, or MHRA, the UK’s medicines regulator, published details of its legislative proposals designed to improve and strengthen the UK clinical trials legislation on March 21, 2023. The legislative proposals were published in response to a consultation which ran from January 17, 2022 to March 14, 2022. The MHRA will now work with lawyers to draft such new legislation. Great Britain is no longer covered by the European Union’s procedures for the grant of marketing authorizations (Northern Ireland is covered by the centralized authorization procedure for the time being) and a separate marketing authorization is therefore required to market drugs in Great Britain. On January 1, 2024, a new international recognition framework was put in place by the MHRA, under which the MHRA may have regard to decisions on the approval of marketing authorizations made by the EMA and certain other regulators. The MHRA also has the power to have regard to marketing authorizations approved in EU Member States through decentralized or mutual recognition procedures with a view to more quickly granting a marketing authorization in the United Kingdom or Great Britain.

Since January 1, 2021, a separate process for orphan designation has applied in Great Britain. There is now no pre-marketing authorization orphan designation (as there is in the European Union) in Great Britain and the application for orphan designation will be reviewed by the MHRA at the time of a marketing authorization application for a UK or Great Britain marketing authorization. The criteria for orphan designation are the same as in the European Union, save that they apply to Great Britain only (e.g., there must be no satisfactory method of diagnosis, prevention or treatment of the condition concerned in Great Britain, as opposed to the European Union, and the prevalence of the condition must be no more than 5 in 10,000 persons in Great Britain).

On February 27, 2023, the UK government and the European Commission announced a political agreement in principle to replace the Northern Ireland Protocol with a new set of arrangements, known as the “Windsor Framework.” This new framework fundamentally changes the existing system under the Northern Ireland Protocol, including with respect to the regulation of medicinal products in the UK. In particular, the MHRA will be responsible for approving all medicinal products destined for the UK market (Great Britain and Northern Ireland), and the EMA will no longer have any role in approving medicinal products destined for Northern Ireland. A single UK-wide marketing authorization will be granted by the MHRA for all medicinal products to be sold in the UK, enabling products to be sold in a single pack and under a single authorization throughout the UK. The Windsor Framework was approved by the EU-UK Joint Committee on March 24, 2023, so the UK Government and the European Union will enact legislative measures to enact it into law. On June 9, 2023, the MHRA announced that the medicines aspects of the Windsor Framework will apply from January 1, 2025.

For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical studies, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical studies must be conducted in accordance with GCPs and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If AVROBIO fails to comply with applicable foreign regulatory requirements, AVROBIO may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Other Healthcare Laws and Compliance Requirements

In addition to FDA restrictions on the marketing of pharmaceutical products, AVROBIO may be subject to various federal and state laws targeting fraud and abuse in the healthcare industry. These laws may impact, among other things, AVROBIO’s business or financial arrangements and relationships through which AVROBIO markets, sells and distributes the gene therapies for which AVROBIO obtains approval. In addition, AVROBIO may be subject to patient privacy regulation by both the federal government and the states in which AVROBIO conducts its business. The laws that may affect AVROBIO’s ability to operate include:

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the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act (“FCA”). The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution;

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federal civil and criminal false claims laws and civil monetary penalty laws, including the FCA, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by Medicare, Medicaid, or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or an obligation to pay or transmit money to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

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the anti-inducement law, which prohibits, among other things, the offering or giving of remuneration, which includes, without limitation, any transfer of items or services for free or for less than fair market value (with limited exceptions), to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular supplier of items or services reimbursable by a federal or state governmental program;

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the federal HIPAA, which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by HITECH, and their respective implementing regulations, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, there may be additional federal, state and non-U.S. laws which govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts;

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the federal transparency requirements under the ACA, including the provision commonly referred to as the Physician Payments Sunshine Act, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to HHS information related to payments or other transfers of value made to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other licensed health practitioners and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members;

•	federal government price reporting laws, which require Tectonic to calculate and report complex pricing metrics in an accurate and timely manner to government programs; and

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

Additionally, AVROBIO is subject to state and foreign equivalents of each of the healthcare laws described above, among others, some of which may be broader in scope and may apply regardless of the payor. Many U.S. states have adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare services reimbursed by any source, not just governmental payors, including private insurers. In addition, some states have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America’s Code on Interactions with Healthcare Professionals. Several states also impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state. There are ambiguities as to what is required to comply with these state requirements and if AVROBIO fails to comply with an applicable state law requirement AVROBIO could be subject to penalties. Finally, there are state and foreign laws governing the privacy and security of health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of AVROBIO’s business activities could be subject to challenge under one or more of such laws.

Violations of fraud and abuse laws may be punishable by criminal and/or civil sanctions, including penalties, fines, imprisonment and/or exclusion or suspension from federal and state healthcare programs such as Medicare and Medicaid and debarment from contracting with the U.S. government. In addition, private individuals have the ability to bring actions on behalf of the U.S. government under the federal False Claims Act as well as under the false claims laws of several states.

Law enforcement authorities are increasingly focused on enforcing fraud and abuse laws, and it is possible that some of AVROBIO’s practices may be challenged under these laws. Efforts to ensure that AVROBIO’s current and future business arrangements with third parties, and AVROBIO’s business generally, will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that AVROBIO’s business practices, including AVROBIO’s arrangements with physicians and other healthcare providers, some of whom may receive stock options as compensation for services provided, may not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against AVROBIO, and AVROBIO is not successful in defending itself or asserting AVROBIO’s rights, those actions could have a significant impact on AVROBIO’s business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of AVROBIO’s operations, any of which could adversely affect AVROBIO’s ability to operate AVROBIO’s business and AVROBIO’s results of operations. In addition, the approval and commercialization of any of AVROBIO’s gene therapies outside the United States will also likely subject AVROBIO to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

If any of the physicians or other healthcare providers or entities with whom AVROBIO does business are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs, which may also adversely affect AVROBIO’s business.

Regulators globally are also imposing greater monetary fines for privacy violations. For example, non-compliance with the EU GDPR may result in monetary penalties of up to €20 million or 4% of worldwide revenue, whichever is higher.

European and UK Personal Data Collection

The collection and use of personal data (including health data) in the European Economic Area (“EEA”) and United Kingdom (“UK”) is governed by the provisions of the EU General Data Protection Regulation (“EU GDPR”) with respect to the EEA and the UK General Data Protection Regulation and UK Data Protection Act 2018 with respect to the UK (“UK GDPR” and collectively with the EU GDPR referred to as the “GDPR,” unless specified otherwise). The GDPR applies to any company established in the EEA and UK, as well as to those outside the EEA and UK, if they collect and use personal data in connection with the offering of goods or services to individuals in the European Union or the monitoring of their behavior. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating ensuring a legal basis or condition applies to the to processing of personal data, stricter requirements relation to the processing of sensitive data (such as health data), providing information to individuals regarding data processing activities, where necessary obtaining consent from individuals to whom the data processing relates, responding to additional data subject requests, imposing notification of personal data breaches to the competent national data protection authorities, implementing safeguards in connection with the security and confidentiality of the personal data, accountability requirements and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data outside of the EEA and UK to countries that do not ensure an adequate level of protection, like the United States in certain circumstances unless a valid GDPR transfer mechanism (for example, the European Commission approved Standard Contractual Clauses (the “SCCs”), and the UK IDTA has been put in place. Where relying on the SCCs /UK IDTA for data transfers, AVROBIO may also be required to carry out transfer impact assessments to assess whether the recipient is subject to local laws which allow public authority access to personal data. Further, the EU and United States have adopted its adequacy decision for the Framework, which entered into force on July 11, 2023. This Framework provides that the protection of personal data transferred between the EU and the United States is comparable to that offered in the EU. This provides a further avenue to ensuring transfers to the United States are carried out in line with GDPR. There has been an extension to the Framework to cover UK transfers to the United States. The Framework could be challenged like its predecessor frameworks. Non-compliance with the GDPR may result in enforcement action, including monetary penalties of up to €20 million (£ 17.5 million for the UK), or 4% of worldwide revenue, whichever is higher, and confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. The GDPR, supplemental laws/regulations supplementing the GDPR and other changes in laws or regulations associated with the enhanced protection of certain types of personal data, such as healthcare data or other sensitive information, could greatly increase AVROBIO’s cost of providing AVROBIO’s products and services (including with respect to conducting clinical trial in the EEA and UK) or even prevent AVROBIO from offering certain services in jurisdictions that AVROBIO may operate in, should AVROBIO resume development of its product candidates.

Although the UK is regarded as a third country under the EU GDPR, the EEA and UK recognize one another as providing adequate protection under the EU GDPR and, therefore, transfers of personal data between the EEA and the UK remain unrestricted. The UK GDPR and EU GDPR are currently still closely aligned but operate independently from each other. The UK Government has introduced a Data Protection and Digital Information Bill into the UK legislative process to reform the UK data protection legal framework which may have an impact on the current alignment between the EU GDPR and UK GDPR if passed.

Healthcare Reform

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical products. For example, in 2010, the ACA was enacted, which, among other things, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care plans; created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for manufacturers’ outpatient drugs coverage under Medicare Part D; subjects drug manufacturers to annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs; created a Patient Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research; and established the Center for Medicare Innovation at Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending.

In addition, other legislative and regulatory changes have been proposed and adopted in the United States since the ACA was enacted:

•

The Budget Control Act of 2011 and subsequent legislation, among other things, created measures for spending reductions by Congress that include aggregate reductions of Medicare payments to providers of 2% per fiscal year, which remain in effect through 2031. Due to the Statutory Pay-As-You-Go Act of 2010, estimated budget deficit increases resulting from the American Rescue Plan Act of 2021, and subsequent legislation, Medicare payments to providers will be further reduced starting in 2025 absent further legislation.

•

The U.S. American Taxpayer Relief Act of 2012 further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayment to providers from three to five years.

•

On April 13, 2017, CMS published a final rule that gives states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces.

•

On May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA -approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

•	On May 23, 2019, CMS published a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, and review the relationship between pricing and manufacturer patient programs. The IRA includes several provisions that could impact AVROBIO’s business to varying degrees, should AVROBIO resume development of its product candidates, including provisions that reduce the out-of-pocket spending cap for Medicare Part D beneficiaries from $7,050 to $2,000 starting in 2025, thereby effectively eliminating the coverage gap; impose new manufacturer financial liability on certain drugs under Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition; require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation; and delay until January 1, 2032 the implementation of the HHS rebate rule that would have limited the fees that pharmacy benefit managers can charge. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one orphan designation and for which the only approved indication is for that disease or condition. If a product receives multiple orphan designations or has multiple approved indications, it may not qualify for the orphan drug exemption. The implementation of the IRA is currently subject to ongoing litigation challenging the constitutionality of the IRA’s Medicare drug price negotiation program. The effects of the IRA on AVROBIO’s business and the healthcare industry in general is not yet known.

In addition, President Biden has issued multiple executive orders that have sought to reduce prescription drug costs. In February 2023, the HHS also issued a proposal in response to an October 2022 executive order from President Biden that includes a proposed prescription drug pricing model that will test whether targeted Medicare payment adjustments will sufficiently incentivize manufacturers to complete confirmatory trials for drugs approved through FDA’s accelerated approval pathway. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, both the Biden administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

AVROBIO expects that additional foreign, federal and state healthcare reform measures will be adopted in the future, any of which could limit the amounts that foreign federal and state governments will pay for healthcare products and services, which could result in limited coverage and reimbursement and reduced demand for AVROBIO’s products, if approved, or additional pricing pressures, should AVROBIO resume development of its product candidates.

Coverage and Reimbursement

While there have been some HSC gene therapies that have obtained coverage and reimbursement, significant uncertainty exists as to the coverage and reimbursement status of any gene therapies for which AVROBIO obtains regulatory approval. In the United States and markets in other countries, sales of any gene therapies for which AVROBIO receives regulatory approval for commercial sale will depend, in part, on the availability of coverage and reimbursement from third-party payors. Third-party payors include government authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the reimbursement rate that the payor will pay for the product. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication. A decision by a third-party payor not to cover AVROBIO’s gene therapies could reduce physician utilization of AVROBIO’s products once approved and have a material adverse effect on AVROBIO’s sales, results of operations and financial condition. Moreover, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable AVROBIO to maintain price levels sufficient to realize an appropriate return on AVROBIO’s investment in product development.

In addition, coverage and reimbursement for products can differ significantly from payor to payor. One third-party payor’s decision to cover a particular medical product or service does not ensure that other payors will also provide coverage for the medical product or service, or will provide coverage at an adequate reimbursement rate.

As a result, should AVROBIO resume development of its product candidates, the coverage determination process will require AVROBIO to provide scientific and clinical support for the use of AVROBIO’s products to each payor separately and will be a time-consuming process. In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price, or ASP, and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain and maintain coverage and reimbursement for any product, AVROBIO may need to conduct expensive clinical trials in order to demonstrate the medical necessity and cost-effectiveness of such product, in addition to the costs required to obtain regulatory approvals. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit. Factors payors consider in determining reimbursement are based on whether the product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Outside of the United States, the pricing of pharmaceutical products is subject to governmental control in many countries. For example, in the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular therapy to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. Other countries may allow companies to fix their own prices for products, but monitor and control product volumes and issue guidance to physicians to limit prescriptions. Efforts to control prices and utilization of pharmaceutical products and medical devices will likely continue as countries attempt to manage healthcare expenditures.

Employees and Human Capital Resources

As of March 15, 2024, AVROBIO had 13 full-time employees, two of whom have Ph.D. or M.D. degrees. Of these full-time employees, two employees are engaged in research and development activities and 11 employees are engaged in finance, legal, human resources, facilities and general management. AVROBIO has no collective bargaining agreements with AVROBIO’s employees and AVROBIO has not experienced any work stoppages. AVROBIO considers its relationship with its employees to be good.

AVROBIO’s human capital resources objectives have included, as applicable, retaining and incentivizing its existing employees. The principal purposes of AVROBIO’s incentive plans and retention awards have been to retain, incentivize and motivate selected employees through the granting of stock- and cash-based awards, as well as through severance benefits.

AVROBIO’s Corporate Information

AVROBIO was incorporated under the laws of the State of Delaware in November 2015 under the name AvroBio, Inc. AVROBIO’s corporate name was changed to AVROBIO, Inc. in June 2017. AVROBIO completed its IPO in June 2018.

AVROBIO is a “smaller reporting company” as defined in the Exchange Act. AVROBIO may continue to take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that its voting and non-voting common stock held by non-affiliates is more than $250 million measured on the last business day of its second fiscal quarter, or its annual revenues are more than $100 million during the most recently completed fiscal year and its voting and non-voting common stock held by non-affiliates is more than $700 million measured on the last business day of its second fiscal quarter.

AVROBIO’s principal executive offices are located at One Broadway, 14th Floor, Cambridge, Massachusetts 02142, and its telephone number is (617) 914-8420. AVROBIO’s website address is www.avrobio.com. AVROBIO’s website and the information contained on, or that can be accessed through, the website will not be deemed to be incorporated by reference in, and are not considered part of, this proxy statement/prospectus.

Available Information

AVROBIO’s Internet address is www.avrobio.com. AVROBIO’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits, proxy and information statements and amendments to those reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act are available through the “Investors” portion of its website free of charge as soon as reasonably practicable after AVROBIO electronically files such material with, or furnishes it to, the SEC. Information on its website is not part of this proxy statement/prospectus or any of its other securities filings unless specifically incorporated herein by reference. In addition, its filings with the SEC may be accessed through the SEC’s Electronic Data Gathering, Analysis and Retrieval system at www.sec.gov. All statements made in any of its securities filings, including all forward-looking statements or information, are made as of the date of the document in which the statement is included, and AVROBIO does not assume or undertake any obligation to update any of those statements or documents unless it is required to do so by law.

TECTONIC’S BUSINESS

Overview

Tectonic is a biotechnology company focused on the discovery and development of therapeutic proteins and antibodies that modulate the activity of GPCRs. The discovery of biologics that can modulate GPCRs has historically been quite challenging. Tectonic has developed a proprietary technology platform called GEODe™, with the aim of addressing these challenges to enable the discovery and development of GPCR-targeted biologic medicines that can modify the course of disease. Tectonic focuses on areas of significant unmet medical need, often where therapeutic options are poor or nonexistent, as these are areas where new medicines have the potential to improve patient quality of life.

GPCRs are receptor molecules found on the surface of cells that act as sensors for various extracellular stimuli to enable communication between cells and their environment. These molecules regulate diverse aspects of human biology including blood pressure, glucose metabolism, transmission between neurons and immune surveillance. There are over 800 human genes encoding GPCRs, underscoring the extent to which nature has relied on this molecular system for physiological control. The breadth of effects controlled by GPCRs is best illustrated by the fact that greater than 30% of all approved drugs address targets in this class. The vast majority of these drugs, however, are small molecules, and their targets have been largely confined to a few GPCR subfamilies, many of which have a natural ligand that is also a small molecule. Tectonic believes there are many situations where biologics could present advantages over small molecules for this class of targets. For instance, when targeting a single member of a highly related family of GPCRs, the selectivity profile achievable with an antibody may be preferable to that of a small molecule to optimize therapeutic efficacy and safety for the patient. Conversely, when multi-modal action is needed to achieve a desired physiological effect, proteins engineered for bispecific function allow for dual target engagement, unlike small molecules that are generally optimized for action on a single target. Tectonic is focused on developing biologics to address GPCRs with the goal of capturing such opportunities.

It has been historically difficult, however, to discover therapeutic proteins and antibodies that bind to and modulate the activity of GPCRs because of the low endogenous level of expression of many GPCRs, complex biochemistry and their inherent instability when removed from their natural environment, the cell membrane. To unlock the potential for biologic therapeutics to broaden the clinical utility of GPCRs, Tectonic uses its proprietary GEODe™ technology platform in an attempt to overcome the known challenges of GPCR-targeted drug discovery. The initial platform components, first generation yeast library design and initial yeast selection protocols, were developed in Andrew Kruse’s lab at Harvard Medical School. However, over the last few years the Tectonic team has made many improvements and modifications to all aspect of the platform including second and third generation library designs, optimized GPCR engineering strategies and yeast selection protocols better suited to GPCR antibody discovery. These modifications have resulted in selection campaigns that have a higher hit rate with molecules that have higher affinity and potency compared to hits identified from initial antibody selection campaigns. The GEODe™ platform includes components aimed at optimizing the expression, purification, and stabilization of GPCRs and pairs these advances with Tectonic’s protein engineering and structural biology capabilities. While the current libraries, receptor engineering and selection strategies are producing GPCR-targeted antibodies, the Tectonic team continues to evolve and modify aspects of the platform, which the Tectonic team believes will lead to even better results.

Tectonic’s lead asset, TX45, is an Fc-relaxin fusion molecule that activates the RXFP1 receptor, the GPCR target of the hormone, relaxin. Relaxin is an endogenous protein, expressed at low levels in both men and women. In normal human physiology, relaxin is upregulated during pregnancy where it exerts vasodilative effects, reduces systemic and pulmonary vascular resistance and increases cardiac output to accommodate the increased demand for oxygen and nutrients from the developing fetus. Relaxin also exerts anti-fibrotic effects on pelvic ligaments to facilitate delivery of the baby. It has long been hypothesized that these unique dual aspects of relaxin biology may offer therapeutic potential in the treatment of cardiovascular disease. Unfortunately, the development of a viable therapeutic has been challenging, primarily because of relaxin’s very short half-life.

Tectonic believes TX45’s pharmacological profile, the direct result of applying Tectonic’s protein engineering capabilities, has the potential to overcome the limitations that have impeded previous attempts to develop relaxin as a therapeutic protein. To interrogate the therapeutic potential of relaxin, Tectonic has identified Group 2 Pulmonary Hypertension (“PH”) in the setting of Heart Failure with Preserved Ejection Fraction (“HFpEF”) referred to as Group 2 PH / HFpEF hereafter, as the initial disease setting. Tectonic hypothesizes that in this setting, treatment with relaxin could improve hemodynamics though effects on vasodilation and potential remodeling in both the pulmonary vessels and the heart which could translate into a clinically meaningful improvement in exercise capacity in these patients. Clinical trials are planned to confirm this hypothesis. Despite this belief, Tectonic’s business carries substantial risks, including Tectonic’s limited experience in therapeutic discovery and development, and the risk that the platform may never result in the regulatory approval of a product candidate. See “Risk Factors – Risks Related to Tectonic – Risks Related to the Discovery, Development and Regulatory Approval of Tectonic’s Product Candidates – Tectonic has limited experience in therapeutic discovery and development and its GEODe™ platform may never result in the regulatory approval of a product candidate.”

Group 2 PH is a subtype of PH which develops secondary to left heart disease (“LHD”). This is a common, chronic, life-threatening condition of complex diseases causes, or etiology, for which there are presently no FDA-approved medications. Group 2 PH / HFpEF is characterized by declining cardiac function, fibrotic tissue remodeling, in the heart, and in some patients, in the pulmonary vasculature as well. Tectonic has elected to prioritize development of TX45 in Group 2 PH / HFpEF because of the high unmet medical need in this population and the specific physiological actions of relaxin described above that suggest that it could address the key pathophysiology of the disease which involves both impairment of left ventricular function and high resistance in the pulmonary vasculature. There are no FDA approved therapies in Group 2 PH. Further, prior clinical data in patients with acute and chronic heart failure treated with a continuous infusion of a short half-life relaxin is supportive of the potential utility of relaxin administration in these patients. Clinical trials are planned to evaluate the hypothesis that relaxin could provide efficacy in patients with Group 2 PH/HFpEF. Beyond Group 2 PH / HFpEF, Tectonic believes there are additional areas where TX45 could potentially provide benefit to patients with diseases that result in the chronic deterioration of cardiac, lung and/or kidney function due to vascoconstriction and fibrotic remodeling.

As of January 18, 2024, all subjects within the first three cohorts of the single ascending dose portion of Tectonic’s Phase 1 clinical trial have been dosed with TX45. To date, TX45 has been generally well tolerated. Modeling of data available as of mid-January 2024 from these cohorts suggests that a single 1-2 mL injection of TX45 given once monthly (corresponding to a 150 mg and/or 300 mg dose) could be the target dose regimen. Decisions on dose and dosing frequency for the Phase 2 study will be based on a more complete dataset which will be available in mid-2024.

Tectonic’s second program is aimed at the discovery and development of a GPCR targeting biotherapeutic as a potential treatment for Hereditary Hemorrhagic Telangiectasia (“HHT”), the second-most common genetic bleeding disorder. In HHT, abnormal blood vessel formations result in telangiectasias and arterio-venous malformations or “AVMs.” These abnormal vessels are prone to spontaneous and severe bleeding that can be life-threatening. There are no currently approved therapies to treat HHT.

In HHT patients, mutations have been identified in BMP9, BMP10, Endoglin, ALK1 and SMAD4 proteins, all of which are members of a common signaling pathway. Preclinically, knock-out or inhibition of pathway members leads to increased expression of factors that drive angiogenesis and abnormal blood vessel formation that phenocopy the clinical situation. The target GPCR for Tectonic’s HHT program is a receptor for an angiogenic factor known to be upregulated in animal models of HHT. By blocking the signaling of this receptor, Tectonic anticipates it could decrease bleeding resulting from the abnormal angiogenesis seen in HHT.

Tectonic’s third program is aimed at the discovery and development of potential therapies for fibrotic diseases and employs a bi-specific format for the construction of a molecule with a differentiated mechanism of action. The strategy leverages two targets, one with previous human proof of concept and one novel target. Both targets are expressed on overlapping cell types with complementary and nonoverlapping modes of action that when inhibited simultaneously could enhance the therapeutic potential over inhibition of either target on its own.

Tectonic has strategically prioritized the selection of development indications for product candidates in its pipeline that it believes will offer an efficient path to Phase 2 clinical proof of concept, with outcomes measurable with 50-200 patients per indication, and which require treatment over a period of three -six months. Over the next three years, Tectonic anticipates that several significant milestones could be achieved for its lead asset TX45, including, completion of the ongoing Phase 1a dose escalation trial in mid-2024, proof of concept hemodynamic data in patients with Group 2 PH/HFpEF in 2025, and data from a randomized trial in patients with Group 2 PH/HFpEF in 2026. During this time, a development candidate from Tectonic’s HHT program may also advance into clinical studies in the fourth quarter of 2025 or the first quarter of 2026 and could progress into efficacy studies in patients in late 2026 or early 2027.

Tectonic’s GEODeTM platform has been optimized over the last three years and is in the early stages of being used to discover biologic drugs targeting GPCRs. Tectonic plans to deploy its GEODeTM platform to generate additional pipeline assets by identifying and optimizing new GPCR targeted biologics that have the potential to address areas of substantial unmet need.

Tectonic’s Founders and Management Team

Tectonic Therapeutic, Inc. was co-founded in June 2019 by Timothy A. Springer, Latham Family Professor, Harvard Medical School and Professor of Medicine, Children’s Hospital Boston, and Andrew Kruse, Professor of Biological Chemistry and Molecular Pharmacology, Harvard Medical School. These individuals are world-renowned scientists in their respective fields. Professor Springer has also been a founder of and/or founding investor in several successful biotechnology companies including LeukoSite, Moderna, Seismic Therapeutic, Morphic Therapeutic and Scholar Rock and remains highly active in the biotechnology sector.

Tectonic has assembled a highly qualified management team with broad experience in corporate strategy, drug discovery, clinical development, business development and finance to execute on its mission to develop GPCR-targeted biologic medicines. They are industry veterans who have worked at many of the largest, global Pharmaceutical Companies. The Tectonic management team and its scientific co-founders have played key roles in drug discovery or development programs that have resulted in over 20 initial drug approvals, including Keytruda® and Dupixent®. Other drugs that the founders and management team have played key roles in the discovery or development of include: Abecma®, Amevive®, Arcoxia®, Bavencio®, Braftovi®, Breyanzi®, Campath®, Camzyos®, Claritin®, Emend®, Entresto®, Entyvio®, Grastek®, Inrebic®, Mavenclad®, Mayzent®, Nasonex®, Odomzo®, Praluent®, Raptiva®, Reblozyl®, Remicade®, Simponi®, Singulair®, Tepmetko®, Velcade®, Zeposia®, and Zykadia®.

Background on GPCRs

GPCRs are a family of over 800 proteins found on the surface of cells throughout the body that mediate the body’s response to extracellular stimuli by initiating a series of enzymatic reactions on the inside of cells which result in changes to cellular physiology. The diversity, functional specificity and localization to particular cell or tissue types makes GPCRs an especially compelling class of drug targets. Over 30% of approved drugs spanning a wide range of therapeutic areas, including metabolic diseases, inflammation, respiratory diseases, neurology and cancer, exert their action by modulating GPCRs. The targets for these medicines, however, represent only approximately 12% of known GPCRs, leaving at least as many GPCRs that are considered druggable still unexploited. GPCRs have a complex topology which has made both the protein production and purification of GPCRs outside of their natural environment in the cellular lipid membrane, as well as the identification of viable drug candidates to target them, challenging.

The structure of the RXFP1 GPCR activated by relaxin (also called relaxin-2) is shown below (Figure 1).

Figure 1 – Model of RXFP1 activation by Relaxin-2

Background on Relaxin / RXFP1 Biology

Relaxin is a naturally occurring peptide hormone that was first identified in 1926 in the setting of pregnancy where it is upregulated to allow for hemodynamic adaptation and increased cardiac output in response to the increased demands to the developing fetus and to allow for loosening of the pelvic ligaments prior to delivery. Relaxin is a member of the insulin superfamily of peptide hormones, and it consists of two peptide chains linked by disulfide bonds. A representation of its structure is shown in Figure 2. Notably, activation of the RXFP1 receptor by relaxin does not result in internalization of the receptor, as is observed with many other GPCRs, which suggests there would be no receptor desensitization with chronic therapy using a relaxin-based agent.

Figure 2 – Ribbon Diagram Representation of Relaxin-2

Relaxin has long been of interest as a therapeutic agent for the treatment of cardiovascular disease because of its natural effects on hemodynamic function. The development of relaxin-based therapeutics, however, has been limited by the short half-life of the native peptide hormone, which has necessitated continuous intravenous or subcutaneous administration to establish and maintain target therapeutic levels of the compound in circulation.

Previous efforts to develop recombinant native human relaxin (serelaxin) to treat acute heart failure (AHF) have shown many signs of clinical benefit. For example, a meta-analysis published by Teerlink et al. in the European Journal of Heart Failure in 2019 assessed the results of six randomized, double-blind, placebo-controlled studies with greater than 11,000 patients enrolled to evaluate serelaxin in AHF. This analysis showed a highly statistically significant benefit in five-day worsening of heart failure and improved renal function (Table 1). Despite these intriguing signals, no relaxin-based therapeutic has been approved by the FDA. One of two pivotal studies, RELAX-AHF2, included a co-primary six-month cardiovascular mortality endpoint and failed. The Company believes it was ambitious to expect that a two-day infusion of the compound, with its short half-life and mechanism of action, would demonstrate clinical benefit at day 5, let alone six months after the infusion as required for the six-month cardiovascular mortality endpoint. Tectonic believes these attempts have fallen short due to the short half-life of relaxin precluding its development in chronic settings where the full benefit of its impact on both vasodilation and fibrosis can be felt over longer time periods.

	Relative Risk [95% CI]	N (drug)	N (placebo)
Pre-RELAX AHF	0.56 [0.22 – 1.45]	42	61
RELAX-AHF	0.54 [0.37 – 0.78]	581	580
RELAX-AHF-2	0.90 [0.76 – 1.07]	3274	3271
RELAX-AHF-EU	0.71 [0.52 – 0.98]	1756	894
RELAX-AHF-ASIA	0.42 [0.21 – 0.84]	437	433
RELAX Japan	0.33 [0.04 – 2.85]	15	15
Meta-Analysis	0.77 [0.67 – 0.89] p = 0.0002	6090*	5239

Table 1 – Effects of serelaxin on worsening heart failure (WHF) – fixed-effect (FE) meta-analysis; serelaxin 30 μg/kg/day vs. placebo; CI, confidence interval

To address the pharmacological limitations of the native relaxin hormone and enable its development beyond AHF, Tectonic has engineered a single-chain relaxin-Fc fusion protein, TX45, that features differentiated pharmacokinetic and biophysical properties to enhance key pharmacodynamic properties. TX45 was developed in a subcutaneous formulation with the goal of chronic administration via intermittent subcutaneous injection. As noted above, to interrogate the therapeutic potential of relaxin, Tectonic has identified Group 2 PH / HFpEF as the initial indication. Tectonic believes that in this setting, treatment with relaxin could improve hemodynamics and result in beneficial remodeling in both the pulmonary vessels and the heart, making it potentially ideally suited for this indication. Clinical trials are needed to confirm this hypothesis.

Background on Group 2 PH

PH is a serious, life-threatening condition that affects hundreds of thousands of patients in the United States. In PH, the blood pressure in the pulmonary arteries is increased, exerting severe strain on the right side of the heart, which adapts poorly to the increased pressure. PH gradually causes worsening exercise capacity, shortness of breath and right-sided heart failure which can lead to death.

The World Health Organization has specified 5 different groups of PH (Table 2). Group 1 PH is also known as pulmonary arterial hypertension (PAH) and is caused by spontaneous thickening and fibrosis of the pulmonary arteries and arterioles without underlying significant cardiac, lung parenchymal, or chronic thromboembolic disease. Group 2 PH is due to left-sided heart disease (PH-LHD). Although several Group 1 PH medications have been explored in Group 2 PH, no medications have yet been approved by the FDA for its treatment.

Table 2 – WHO Classification of Pulmonary Hypertension

Consists of 5 Distinct Diseases; Group 2 PH is of Greatest Interest for Fc-relaxin First Indication

Group 1(PAH)	Group 2 (PH-LHD)	Group 3 (PH-LD)	Group 4 (CTEPH)	Group 5 (Misc.)
• Idiopathic • Hereditary • Connective tissue disease-associated • Congenital heart disease-associated • Drug-induced	• Due to left heart disease (HFpEF, HFrEF) or valvular heart disease • CAD, HTN, T2DM, high cholesterol are risk factors • Two Subtypes: CpcPH / IpcPH	• Due to lung disease or hypoxia • May be due to COPD, interstitial lung disease (i.e., IPF) or obstructive sleep apnea	• Chronic thrombo-embolic pulmonary hypertension –i.e., as a consequence of blood clots	• Miscellaneous group with causes unclear or multiple underlying factors

Group 2 PH Pathophysiology and Epidemiology

Group 2 PH is caused by left-sided heart disease, including heart failure with preserved ejection fraction (HFpEF), heart failure with reduced ejection fraction (HFrEF), and valvular heart disease (VHD). Group 2 PH itself consists of 2 disease subtypes, isolated post capillary PH (IpcPH) or combined pre- and post- capillary PH (CpcPH).

In patients with left-sided heart disease, the development of pulmonary hypertension is associated with a much worse prognosis. In various forms of heart failure, the heart fails to pump sufficient blood throughout the body to meet the metabolic demands of the individual. To compensate for inadequate cardiac output, the kidneys retain excess fluid to help increase the filling of the heart (“priming the pump”) during the relaxation phase of the cardiac cycle. This attempt to increase the filling of the heart leads to increased pressure during the relaxation phase. Pulmonary hypertension can develop in this setting when the pressure is transmitted backwards from the left atrium of the heart into the pulmonary veins and pulmonary arteries. This passive backflow of high pressure leads initially to post-capillary hypertension. These patients have a subtype of Group 2 PH called Isolated post-capillary Pulmonary Hypertension (IpcPH). Over time this increased pressure can lead to the thickening and fibrosis of the pulmonary arteries and arterioles resulting in disease of the precapillary vasculature of the lung and this is demonstrated by increased pulmonary vascular resistance (PVR). When Group 2 PH results in both increased pulmonary artery pressures from the passive backflow of pressure from the left atrium along with intrinsic changes, such as thickening, fibrosis, and narrowing of the lumen of the pulmonary arteries, it is called Combined pre-and post-capillary Pulmonary Hypertension (CpcPH). To differentiate patients with IpcPH and CpcPH, a right heart catheterization is performed. Patients with elevated PVR, elevated pulmonary artery pressure (PAP) and an elevated Pulmonary Capillary Wedge Pressure (PCWP) have CpcPH, while those with just elevated PAP and PCWP and normal PVR have IpcPH. Pulmonary hypertension places a great strain on the right ventricle which is unable to compensate for this increased workload. Eventually, pulmonary hypertension causes the right ventricle to dilate and fail, ultimately leading to death.

There are an estimated 6 million patients with heart failure in the United States, with HFpEF representing up to ~50%, of heart failure cases. Tectonic estimates the combined Group 2 PH population with HFpEF at more than 600,000 and the respective prevalences of IpcPH and CpcPH in the HFpEF population are believed to be approximately 20% and 4%.

Testing of Group 1 PH (PAH) Drugs as Treatments for Group 2 PH – Implications of PDE5i Results

Patients suffering from CpcPH typically face worse outcomes than those with IpcPH (23% survival at five years vs. 40%-50%, respectively). Optimal treatment of heart failure may improve isolated post-capillary pulmonary hypertension to some extent. However, because of the specific pulmonary vascular pathology in CpcPH, treatment of heart failure alone is often insufficient to have a meaningful impact on this form of the disease. PDE5 inhibitors which activate the nitric oxide (NO) pathway were evaluated in three separate studies in CpCPH patients with HFpEF. In those studies, PDE5 inhibitors demonstrated improvements in hemodynamics, exercise tolerance, and a reduction in hospitalizations for heart failure. These improvements were not seen in a study with the broader group of Group 2 PH/HFpEF patients which were mainly composed of patients with IpcPH. Despite these findings, PDE5 inhibitors are not FDA approved for use in Group2 PH.

Several of the drugs used to treat Pulmonary Arterial Hypertension (Group 1 PH) have failed to demonstrate benefits in Group 2 PH/HFpEF. Most of these agents act as vasodilators in the lung, thereby increasing blood flow to the left side of the heart. However, pulmonary vasodilators have limited effect on the systemic circulation, and therefore, do not increase the ability of the left side of the heart to pump blood. This could worsen heart failure without improving exercise function. In contrast, PDE5 inhibitors also have a small effect on cardiac output, which may explain why they have shown the improvement in hemodynamics, exercise tolerance and hospitalizations in CpcPH as noted above.

PDE5 inhibitors activate the nitric oxide pathway which results in its hemodynamic effects including pulmonary vasodilation. Relaxin’s hemodynamic effects are mediated both by inhibition of endothelan-1 as well as activation of the same nitric oxide signaling pathway by which PDE5 inhibitors exert their action. In addition, relaxin exerts anti-fibrotic and anti-inflammatory effects via the mechanisms shown in Figure 3. Therefore, although unproven at this time, based on its multimodal mechanism of action, Tectonic believes that TX45 has the potential to demonstrate statistically and clinically meaningful benefits in both CpcPH and IpcPH.

Figure 3 – PDE5 Inhibitors Affect Only One of Several Pathways Implicated in Relaxin Signaling

Tectonic’s support of TX45 is based upon its hypothesis that relaxin’s activities, through its remodeling and anti-fibrotic effects, may reverse the deleterious changes in the pulmonary vasculature present in CpcPH. Furthermore, relaxin’s pulmonary and systemic vasodilatory activity could unload the left ventricle, while relaxin’s anti-fibrotic and anti-inflammatory activities could promote reverse remodeling of the left ventricle in HFpEF. Last, relaxin’s ability to relax the heart muscle could improve diastolic filling in HFpEF where cardiac hypertrophy and fibrosis lead to diastolic dysfunction and heart failure. These benefits could also extend to IpcPH patients and thus to the entire Group 2 PH/HFpEF population.

In summary, depicted in Table 3 below, Tectonic hypothesizes that the inherent vasodilatory, anti-fibrotic, and anti-inflammatory activities of relaxin could be suited to address the key pathologies of Group 2 PH/HFpEF.

Table 3

Characteristics of Group 2 PH	IpcPH	CpcPH	Anticipated Relaxin Effects
Pulmonary artery narrowing, thickening, stiffening, fibrotic remodeling		✓	Pulmonary vasodilation anti-inflammatory, anti-fibrotic

Right ventricular dysfunction	✓	✓	Right ventricular remodeling

Thickening and stiffening of left ventricle	✓	✓	Peripheral vasodilation, cardiac relaxation, left ventricular remodeling

Compromised kidney function	✓	✓	Improvement in kidney function

Relaxin’s numerous physiologic activities promote vasodilation in both the systemic and pulmonary vasculature, increasing cardiac output and decreasing pulmonary vascular wedge pressure (PCWP, a measure of heart failure) have previously been demonstrated with serelaxin (recombinant native human relaxin-2). As reported by Ponikowski P. et al in European Heart Journal in 2014, patients with acute heart failure who had a right heart catheterization exhibited improved hemodynamics with relaxin treatment. These observations included a reduction of mean pulmonary artery pressure (mPAP), pulmonary vascular resistance (PVR), systemic vascular resistance (SVR) and pulmonary capillary wedge pressure (PCWP). The ability of the relaxin mechanism to reduce the right ventricular strain by reducing PVR along with improving left ventricular function, as demonstrated by lowering PCWP, is fundamental to the potential of relaxin to treat PH-HFpEF. In a similar study of patients with chronic CHF reported by Dschietzig T. et al. in the Annals of the New York Academy of Sciences in 2009, a reduction in PCWP and an increase in cardiac output was demonstrated in response to relaxin treatment.

Figure 4 – Relaxin Improves Hemodynamics in Acute Heart Failure Patients Through Reduction of Pulmonary Capillary Wedge Pressure, Mean Pulmonary Artery Pressure, Pulmonary Vascular Resistance and Systemic Vascular Resistance.

Orange, serelaxin treatment for 20 hours (continuous infusion); Blue, placebo treatment.

Note: improvements in some measures of placebo after 8 hours can be attributed to allowance of diuretics at that time

Additionally, in the study reported by Ponikowski P. et al in European Heart Journal in 2014, it was also reported that treatment with relaxin showed a beneficial impact on improvement in renal function in heart failure patients. This may stem from renal vasodilation with increased renal blood flow observed with treatment with relaxin. Since Group 2 / HFpEF patients also frequently present with compromised renal function, relaxin may also improve related clinical factors in Tectonic’s target population. Tectonic views these hemodynamic and renal function data as further evidence of relaxin’s potential utility as a therapeutic for Group 2 PH.

Background on TX45

TX45 is a recombinant protein consisting of an engineered single chain human relaxin domain fused to the Fc domain of human immuno-globulin 1 (IgG1) using a peptide chain linker. The Fc portion of TX45 was modified to reduce Fcg receptor activation, and to increase binding to the neonatal Fc receptor (FcRn) with the goal of significantly increasing the half-life of the molecule in circulation, relative to the half-life of native human relaxin. TX45 was further engineered to reduce the isoelectric point (pI) of the molecule to enhance its pharmacokinetic properties and improve its biophysical profile. Reduction of the molecule’s pI was deemed necessary to avoid the non-specific clearance of high pI molecules from the circulation that takes place immediately following administration as a result of binding to negatively charged heparin proteoglycans on the blood vessel wall. This effect can dramatically reduce the amount of bioavailable drug to exert pharmacologic action. Of note, native relaxin and most long-acting relaxin therapeutics have a high pI. Figure 5 compares the pharmacokinetic profile of TX45 which has a reduced pI with earlier candidates in Tectonic’s program, and a different Fc-relaxin fusion described in the literature (“comparator”) (Sun et al. J Am Heart Assoc. 2019 Dec 17; 8(24): e013465). Pharmacokinetic studies in rats were run with an early Tectonic relaxin compound (TX early), the comparator compound and TX-45 in consecutive studies at the same site and analyzed in the same way. Both of the latter are high pI molecules. No head-to-head studies have been conducted between TX-45 and the comparator compound or TX early.

Figure 5 – The pharmacokinetic profile of TX45 in rats showed an 11 to 15-fold reduction in the alpha phase decline at 6 hours post-dose which resulted in a 4.1 to 5.5 -fold increase in AUC (0-100 hrs) compared to a comparator molecule and an earlier TX molecule which have higher isoelectric points compared to TX45. Rats (n= 3 / group) were administered 5 mg/kg of drug intravenously in all cases.

TX45 Pharmacology Studies

TX45 has been tested in several non-clinical in vivo pharmacokinetic (PK) and pharmacology studies. These include a rat renal blood flow model that is used as a pharmacodynamic (PD) endpoint that demonstrates the vasodilatory effects of relaxin. TX45 administration shows a dose-response and exposure-response relationship on increasing rat renal blood flow (Figure 6). Renal arterial blood flow was measured with a perivascular flowmeter in anesthetized instrumented naïve rats. This study had 6-10 rats per group.

Figure 6 – Dose-Dependent Effect of TX45 on Rat Renal Arterial Blood Flow (RABF) (left panel) and Associated Pharmacokinetic Exposures (right panel)

To test the impact of improvements from protein engineering efforts, and particularly the effect of reducing the pI of the molecule, Tectonic conducted a comparative assessment of TX45 and a high pI comparator Fc-Relaxin fusion protein in the same rat renal blood flow model (n = 6-10 per group). In these experiments, a dose of 0.03 mg/kg of TX45 produced a comparable pharmacodynamic effect to 0.3 mg/kg of the comparator high pI molecule, despite being 10x less potent in vitro. In these studies, TX45 is ~10x more potent by dose in vivo than the comparator molecule, which may be consistent with a differentiated clinical profile for TX45 (Figure 7).

Figure 7 – The improved biophysical Profile of TX45 results in a comparable AUC at a 10-fold lower dose (0.03 mg/kg) compared to the high pI comparator (0.3 mg/kg).

The use of human relaxin or human relaxin-mimetics in chronic in vivo pharmacology experiments in rats and mice has been limited by the development of anti-human relaxin antibodies that reduce relaxin levels and activity. This is because human relaxin is only ~50% homologous to rat relaxin so the rat immune system perceives human relaxin as being a foreign antigen. The development of anti-human relaxin antibodies in rodents is triggered in inflammatory disease models. To address this problem, Tectonic developed a method to administer anti-CD20 antibodies to deplete B lymphocytes and reduce antibody production. Using this approach, TX45 demonstrated a significant effect on a number of clinically relevant parameters in the rat monocrotaline-induced (MCT) model of pulmonary hypertension. The MCT model was run in the therapeutic mode, which is more stringent than the prophylactic mode. There were 10-12 rats per group and TX45 was tested in three independent experiments where it showed comparable effects. In this model, significant reductions (p<0.05) in pulmonary artery pressure, right ventricular hypertrophy, NT-proBNP, and pulmonary artery muscularization were demonstrated along with 100% survival at 4 weeks compared with 75% for control animals (Figure 8, Figure 9, Figure 10). The determination of significance was done by a one-way anova test followed by Tukey’s multiple comparison test. The p values are shown in the figures. Pulmonary hemodynamics were measured using a French pressure catheter inserted into the right ventricle and pulmonary artery in anesthetized animals. Histopathology analysis was used to evaluate lung inflammation and pulmonary artery muscularization.

Figure 8 – TX45 had a significant effect on Right Ventricular Systolic Pressure (p=0.006) (a) and Fulton’s Index (p=0.01) (b) in the MCT-PH Rat Model. Statistical significance was determined by a one-way anova test followed by Tukey’s multiple comparison test.

Figure 9 – Following Histopathological Analysis TX45 had a significant effect on Lung Inflammation (p=0.01) (a) and Muscularization of Small Pulmonary Arteries (p=0.007) (b) in MCT-PH Rats Treated with TX45 or Vehicle. Statistical significance was determined by a one-way anova test followed by Tukey’s multiple comparison test.

Figure 10 – TX45 Treated Animals had a 25% improvment on survival vs. Controls in MCT-PH Rats.

TX45 Achieves 100% Survival in Experiment

TX45 or earlier Tectonic compounds also demonstrated a significant effect on clinically relevant parameters such as improved pulmonary hemodynamics and a reduction in kidney and cardiac fibrosis in three other preclinical models where anti-CD20 was not administered; the mouse isoproterenol model of HFpEF, the rat Sugen-hypoxia model of pulmonary hypertension as well as in the mouse unilateral ureteral obstruction model of kidney fibrosis. All of these studies had an n-6 to 10 animals per group and statistical significance was determined by a one-way anova test followed by Tukey’s multiple comparison test. These preclinical data for TX45 have not yet been published.

TX45 Non-clinical Toxicology Studies

TX45 has been tested in rat and non-human primate (NHP) 1-month GLP toxicology and 6-month GLP toxicology studies at ITR in Canada. There is imperfect sequence homology between the active portion of TX45 and rat relaxin (~50%) or NHP relaxin (~73%). In the 1-month GLP toxicology studies, there were no specific toxicities identified and no observable adverse effect level (NOAEL), which is the greatest dose of a drug at which no detectable adverse effects occur in an exposed population, was 100 mg/kg for both species. Administration of TX45 resulted in the development of anti-drug antibodies (ADAs) in some rats and monkeys, but the ADA response was most prevalent in rats receiving TX45 by subcutaneous injection.

During weeks 6-9 of the 26-week GLP chronic toxicology study in NHPs, 5/32 monkeys treated with TX45 developed monkey anti-human anti-drug antibodies. ADAs formed in these 5 animals while they were recovering from an upper respiratory infection (URI) during weeks 5-9 of the study. Three animals were terminated prematurely due to severe immune related reactions, two of which had measured ADAs at the time of termination. Tectonic believes the URI acted as an adjuvant to heighten the immunologic response to TX45. Only animals that had URI symptoms developed ADAs and no additional animals developed ADAs as of week 25 (out of 26) of the study. The development of ADAs was not unexpected since there is only 75% homology between human and monkey relaxin, and ADAs were previously reported in serelaxin chronic toxicology studies. There is no expected correlation between the development of ADAs against a substantially human protein administered to NHPs and the immunogenicity profile of the same protein in humans. The absence of high sequence homology between non-clinical species and human protein therapeutics is a common cause of immunogenicity in toxicology studies, particularly in longer-term studies, and does not predict immunogenicity in human clinical studies.

TX45 Clinical Development Studies and Plans

The TX45 clinical development program is designed to provide data supporting key inflection points. TX000045-001, a first in human, single ascending dose study is designed to provide data on safety and tolerability, and pharmacokinetic and pharmacodynamic and immunogenicity data after single doses in healthy volunteers in mid-2024. Additionally, Tectonic anticipates that Phase 1b single dose hemodynamic data in Group 2 PH patients could be available in 2025, and that Phase 2 proof-of-concept efficacy data in Group 2 PH patients could be available in 2026.

Tectonic’s Phase 1a study is being conducted in Australia and the Phase 1b study will be conducted in Moldova and the Netherlands. These studies are being conducted under ICH and GCP guidelines. Tectonic plans to conduct Phase 2 studies in the U.S., Australia, Europe and Eastern Europe. Prior to initiating the Phase 2 study in the U.S., the Phase 1 study being conducted in Australia will need to have confirmed the safety profile of the drug and data from the study will determine the selected doses in the Phase 2 study. A pre-IND meeting with the FDA is planned in the first half of 2024 followed by submission of the IND. Acceptance of the IND by the FDA and of the supporting preclinical data and Phase 1a data is required before Phase 2 can be initiated in the U.S.

Provided the Phase 1 and 2 studies obtain sufficient safety and efficacy data to justify proceeding to Phase 3, the conduct of Global Phase 3 pivotal studies including sites in the U.S., and additional non-clinical development work including scale-up of GMP manufacturing to commercial scale would also be needed to generate the data package necessary to support regulatory approval for marketing authorization in the U.S. through the submission of a Biologic License Application (BLA) to the FDA. Tectonic would also seek similar regulatory approvals through equivalent submissions to regulatory bodies in territories outside of the U.S.

Study, Status, Location	Study Design	Treatments	Subject Population and Number
TX000045-001 Phase 1a (Ongoing) Australia	Randomized, double-blind, SAD (Part A) and MD (Part B)

TX000045 or placebo

Part A: Single ascending IV and SC doses per clinical study protocol: IV : 0.3mg/kg, 1mg/kg, 3mg/kg SC: 150mg, 300mg, 600mg

Part B: Multiple dose, 150mg SC every other week for 3 doses

Healthy male and female subjects Each cohort will have 8 subjects, 6 on TX45 and 2 on placebo

TX000045-002 Phase 1b (Ongoing) Moldova, Netherlands	Open-label single dose	TX000045 0.3, 1, or 3 mg/kg IV	Up to 25 patients with PH-HFpEF, including at least 14 patients with PVR>3 WU The 0.3 mg cohort will have 2 patients enrolled followed by up to 12 patients in the 1 and 3 mg/kg IV cohorts

Ongoing Phase 1a Trial

A Phase 1 randomized, placebo-controlled, double-blind study in healthy volunteers with TX45 is currently ongoing in Australia, and includes single ascending dose (SAD) and multiple dose cohorts. In the SAD portion of the trial, TX45 is being administered by intravenous (IV) or subcutaneous (SC) injection, and in the multiple dose portion TX45 is being administered subcutaneously. The primary objective of the Phase 1 study is to determine the safety and tolerability of TX45 after single doses in ascending dose levels. The number of patients in each dose cohort is eight, six on TX45 and two on placebo. Secondary objectives include the evaluation of the pharmacokinetic (PK) and pharmacodynamic (PD) properties of TX45 to determine a PK/PD relationship. The PD endpoint in this study is the percent change from baseline renal plasma flow (RPF).

As of January 18, 2024, the first three cohorts (0.3 mg/kg IV, 1 mg/kg IV, 150 mg SC) of the single ascending dose portion of the Phase 1 study have been dosed with TX45. No drug-related SAEs have been observed thus far. Modeling of data available as of January 15, 2024 from these cohorts suggests that a single 1-2 mL injection of TX45 given once monthly (corresponding to a 150 mg and/or 300 mg dose) could be the target dose regimen. The bioavailability of TX45 after SC administration is approximately 50%. Evaluation of renal plasma flow on Day 2 after the initial starting dose administration of 0.3 mg/kg TX45 IV showed approximately 30% increase in RPF compared to baseline that was maintained on Day 8. There has been no evidence of immune-mediated clearance in subjects dosed with TX45.

Planned Phase 1b Trial

A Phase 1b study with TX45 in patients with Group 2 PH and HFpEF has been initiated in Moldova and will be conducted in both the Netherlands and Moldova. The study will enroll up to 25 patients with PH-HFpEF and up to 14 patients will have elevated PVR (CpcPH). This study is a single dose, open-label study with intravenous administration of TX45 to evaluate the safety, tolerability and acute hemodynamic effects in patients. The doses of TX45 administered in this study will be 0.3 mg/kg IV, 1 mg/kg, and 3 mg/kg. The study will evaluate the change from baseline in pulmonary vascular resistance (PVR) as determined by right heart catheterization, as well as improvement in mean pulmonary artery pressure, pulmonary wedge pressure, cardiac output, systemic vascular resistance. Tectonic will explore change in NT-proBNP and several echocardiology endpoints.

Phase 2 Proof of Concept Study in Group 2 PH and HFpEF after 24 weeks of treatment.

Tectonic’s TX45 Phase 2 randomized, placebo-controlled, double-blind proof-of-concept (POC) clinical trial in patients with Group 2 PH and HFpEF is expected to begin in the second half of 2024 and will be conducted globally, including the U.S., Europe, Eastern Europe and Australia. Initiation of this study is contingent on data from the Phase 1 study demonstrating adequate safety and sufficient data to select doses and dose intervals for the Phase 2 study. This study is designed to enrich for patients with a PVR of >3 on baseline right heart catheterization with the goal of evaluating efficacy in both CpcPH as well as the whole Group 2 PH population with HFpEF. In this study, TX45 or placebo would be administered by subcutaneous injection for 6 months. Endpoints may include the change from baseline in PVR, stroke volume index, cardiac output, and additional hemodynamic measures as determined by right heart catheterization, 6-minute walk distance, Kansas City Cardiomyopathy Questionnaire-12 score, NT-proBNP blood level, and relevant echocardiography endpoints.

Type 2 PH Anticipated Pivotal Development Pathway

Subject to the results of Tectonic’s Phase 2 trials and feedback received during the End of Phase 2 meeting with the FDA, Tectonic expects to initiate a randomized, placebo-controlled, double-blind Phase 3 clinical trial in Group 2 PH patients with HFpEF, as well as long term extension study for safety evaluation. In addition, Tectonic will design a long-term study for the evaluation of safety. Based on historical precedent across multiple PH subtypes and recent FDA public comments regarding the specific requirements for approval in Type 2 PH, Tectonic believes that the achievement of a clinically significant change in a functional endpoint, such as

6-minute walk distance or actigraphy, may be sufficient for approval. The secondary endpoints may also include change from baseline to week 24 in: KCCQ-12 score, NT-proBNP level, and the percentage who improve in WHO functional class. An additional secondary endpoint may be the time to the first occurrence of a clinical worsening event or death. At this time, Tectonic does not anticipate that an assessment of TX45’s impact on long term cardiovascular outcomes will be a requirement for approval. Commercialization in the U.S. and other countries will be contingent on approval by the regulatory authorities (the FDA in the U.S.) and an assessment by the regulators that the studies were conducted in accordance with accepted guidance and the data demonstrated that there was a positive benefit risk for patients.

Background on HHT Opportunity

Hereditary Hemorrhagic Telangiectasia (HHT), also known as Osler-Weber-Rendu syndrome, is the second most common genetic bleeding disorder. It has been estimated that there are up to 70,000 HHT patients in the USA and it has also been estimated that up to 10-20% of them have severe disease. Symptoms of this disorder typically arise in late teenage years or older, and the most common manifestation is recurrent epistaxis (nosebleeds), or gastrointestinal bleeding, that can be severe in some patients, requiring iron infusions or blood transfusions, Epistaxis is typically due to abnormal small blood vessels (telangiectasias) in the nasal mucosa. Patients with HHT can also develop large arterio-venous malformations (AVMs) in various organs, such as the brain, liver and lung. The presence of liver AVMs can lead to high output heart failure. AVMs can spontaneously bleed on occasion with potentially devastating results. While some AVMs can be treated by radiologic embolization, such as AVMs in the lung, others cannot, especially in the liver. Indeed, for patients with prominent liver AVMs, the only therapeutic option may be transplantation.

While there are no approved medical therapies for HHT, anti-VEGF therapies including bevacizumab have been used on an ad hoc basis with results demonstrating that an anti-angiogenic therapy has the potential to be an efficacious treatment. These therapies have been shown to reduce angiogenesis and bleeding in mouse models of HHT. Importantly, these data have translated to the clinic, as small investigator-sponsored trials in HHT patients have demonstrated reduced epistaxis episodes and reduced transfusion dependence. The effects of anti-VEGF therapy suggest that targeting an alternative pathway, similar to the VEGF-VEGFR pathway in its ability to more specifically regulate angiogenesis, could be a productive strategy to address HHT. In addition to bevacizumab, pazopanib, a tyrosine kinase inhibitor, has been explored in small investigator-initiated studies with early suggestion of clinical benefit.

HHT is a genetic disorder due to loss-of-function mutations in proteins in the BMP9/10-Endoglin-ALK1-SMAD4 signaling pathway. BMP9 is a member of the TGF-beta family of growth factors that regulate blood vessel development. “GPCR3” (the specific GPCR target is not disclosed at this stage) and its ligand (“L3”) have been described to play a role in angiogenesis and AVM formation. Expression of L3 is also upregulated in HHT disease models and likely contributes to the development of abnormal blood vessels.

Development Candidate for the Treatment of HHT

Tectonic has identified potential development candidates, from which one could be selected for further development as a potential treatment for HHT. These comprise a potent inhibitory anti-“GPCR3” antibody (VHH) linked to the Fc portion of IgG1. The Fc portion of these molecules was modified to reduce Fcg receptor activation and to increase binding to FcRn, in order to enhance the half-life of the molecules.

Pharmacology Studies

Several murine models of HHT have been established. These include both genetic loss-of-function models that disrupt the BMP9/10-Endoglin-ALK1-SMAD4 signaling pathway at different points, and the BMP9/10 immunoblocked model. In several of these murine models of HHT, anti-VEGF or anti-VEGF receptor agents reduce AVM formation and spontaneous bleeding. As referenced above, since bevacizumab, an anti-VEGF monoclonal antibody, has been shown to have a clinical impact in HHT patients at reducing epistaxis, the mouse models appear to be predictive of these human impacts. Despite these signs of clinical utility, neither bevacizumab nor small molecule VEGF receptor inhibitors have been approved for the treatment of HHT and they are not widely used likely because of the lack of approval, concerns about toxicity and lack of adequate information about dose. Tectonic has established a pharmacodynamic model of spontaneous murine neonatal retinal angiogenesis. In this model, treatment with a potent mouse “GPCR3” Nb-Fc antagonist reduces neo-angiogenesis and vascularized area in the neonatal mouse retina. Tectonic has also established the BMP9/10-immunoblocked mouse model of HHT. This model reliably leads to the development of telangiectasias, AVMs and bleeding in organs including the GI tract and brain. In this model, Tectonic’s “GPCR3” antagonist significantly reduces both arteriovenous malformations (AVMs), retinal vascular density induced by BMP9/BMP10 blockade to a similar degree as a VEGF antagonist (Figure 11), a N=7 retinas were used for AVM number determination. This demonstrates that pharmacologic inhibition of GPCR3 provides significant effects on endpoints relevant to HHT patients. Additional in vivo studies characterizing the effects of “GPCR3” antagonism on additional HHT relevant vascular pathology endpoints in mice are planned.

Figure 11 – Anti-“GPCR3” Antibody Treatment Significantly Reduces AVMs and Lessens Retinal Vascular Density Induced by BMP9/10 Blockade Compared to Treatment with Inactive Control Antibody (IgG2a/2b). Left Panel: Determination of AVM number and right panel; determination of vascular density in the retinal plexus in neonatal mice at P6 comparing “GPCR3” antagonist, isotope control antibody and a VEGF-A antibody antagonist. In all cases, data analysis was blinded. Data are mean ± SEM and analyzed using one-way ANOVA. * p<0.05; **** p<0.0001. Data represents N=7 mice per group. The vascular density values were generated by collecting five 200 x 200 mm2 from different fields per retina and analyzed using the ImageJ, measure particles tool software. AVM and vascular density analysis was carried out in a blinded fashion.

Clinical Development Plans

Provided that it meets acceptable safety, tolerability and developability criteria in upcoming studies, a development candidate (DC) could be selected for further progression into clinical studies, which could begin sometime in Q4/2025-Q1/2026.

The Phase 1 program for this DC would consist of a randomized, placebo-controlled, double-blind single ascending-dose and multiple dose study that would be performed in healthy volunteers or mild HHT patients. Likely primary endpoints would be the safety and tolerability of the DC in these subjects, and likely secondary endpoints would be the pharmacokinetic properties of the DC and potentially PD endpoints in patients with HHT.

Assuming adequate PK and safety are established in Phase 1, efficacy stud(ies) including a Phase 2 randomized, placebo-controlled, double-blind 3-month proof of concept (POC) study in HHT patients with frequent epistaxis and anemia would be conducted.

Background on GEODeTM Platform

Tectonic believes that its GEODeTM platform has the potential to advance the field of biologic drugs targeted to GPCRs. To date, only 12% of the more than 800 GPCRs in the human body have been successfully translated into targets for approved therapeutics with biologics representing only three of those approvals. GPCRs have proven to be elusive targets for biologics largely due to their dynamic structure and expression levels in the plasma membrane and the difficulty of translating them in a functional form outside of their native lipid microenvironment.

The majority of successful GPCR targeted therapeutics to date are small molecules, however, the success of this modality has been largely confined to just 6 GPCR subfamilies, many of which have a natural ligand that is also a small molecule. Establishing and maintaining target engagement and selectivity, therefore, for small molecules has proven challenging for receptors of increased size and complexity, greater sequence homology in ligand binding sites, or where subfamilies have overlapping ligands.

GEODeTM was developed with the aim of addressing the challenges of GPCR targeted biologics via a combination of (1) GPCR protein engineering strategies that stabilize the pharmacologically relevant form of the receptor and increase the cell surface receptor expression, enabling purification and formulation of the receptor at scale and in the correct conformation for naïve antibody selection campaigns; (2) using an optimized cell free yeast display platform with proprietary, highly diverse Fab and VHH antibody libraries designed to target GPCRs; and (3) structure-guided protein engineering strategies to identify optimal GPCR targeted biologics. The original platform technology was developed in Dr. Andrew Kruse’s lab at Harvard. This platform technology included yeast display selection protocols, first generation Fab and VHH library designs and protocols to detergent solubilize GPCRs. The Tectonic team has made significant changes and modifications to the original platform to optimize the quality of the molecules emerging from its naïve selections and affinity maturations including optimization of its receptor design strategy, the design of its naive and affinity maturation libraries and of the yeast display selection protocols.

Summary of Tectonic’s Expertise in GPCRs and mAb Discovery

Tectonic’s optimized GPCR-targeted antibody discovery process comprises the following steps:

1.

Optimization, stabilization, and formulation of GPCRs using proprietary protein engineering and biochemistry techniques, to produce sufficient target material in the correct conformation, as a reagent for discovery campaigns. Tectonic uses structure-based homology modeling and prediction to engineer changes into the receptor that can bias it into an active or inactive state. These changes can also increase receptor cell surface expression and stability. Also, because the lipid bilayer surrounding a receptor can strongly affect its activation, Tectonic has developed techniques to present its targets in a variety of different membrane mimetics that recapitulate the lipid bilayer environment that the receptor is embedded in. Tectonic has also taken a machine learning guided protein engineering approach to generate G-protein mimetics that can stabilize GPCRs in their active state conformation. This stabilized protein complex can be used to discover agonist antibodies during yeast display selection campaigns.

2.

Optimized and streamlined yeast display antibody selection protocols that minimize false positive hits from non-specific binders and can productively pull initial hits from discovery campaign. Tectonic employs antibody libraries designed and optimized for targeting GPCRs, novel tagging strategies, and make extensive use of automation in its protocols. In some circumstances Tectonic compares multiple approaches, including animal immunization for generating initial hits against targets of interest.

3.

High throughput GPCR binding assessment to confirm binding of purified antibodies to target of interest. This step enables rapid narrowing of the set of initial hits to focus on the most productive options available.

4.

GPCR signaling assays to confirm that hits which were identified in the selection campaign and confirmed as target binders, are also functionally active to modulate signaling through the target of interest. Tectonic has implemented a wide range of signaling assays that can support characterization of hits against different GPCR targets.

5.	Antibody Lead optimization via affinity maturation to further improve either potency, selectivity, cross-species reactivity, developability characteristics or any combination of the above.

Collaboration, License and Services Agreements

Harvard Option and License Agreement

In July 2020, Tectonic entered into an option agreement with the President and Fellows of Harvard College (“Harvard”) and obtained an option to negotiate a license under Harvard’s interest in certain patent rights (the “Patent Rights”) in exchange for an option fee in the low five digits. In October 2021, Tectonic exercised the option and in February 2022 entered into a license agreement with Harvard (the “Harvard License Agreement”). Under the Harvard License Agreement, Tectonic obtained (i) an exclusive, worldwide, royalty-bearing license under Harvard’s interests in the Patent Rights, and (ii) a non-exclusive, worldwide, royalty-bearing license to use Harvard’s interest in certain know-how to develop, manufacture and commercialize licensed products and know-how enabled products, and (iii) a non-exclusive, worldwide, royalty-bearing license to use discovery materials to develop, manufacture and commercialize discovered products. Harvard retained the right for itself and for other not-for-profit research organizations and government agencies to practice the Patent Rights and to use Harvard’s know-how and discovery materials within the scope of the license granted for research, educational and scholarly purposes.

Tectonic is required to use commercially reasonable efforts to develop royalty-bearing products and, once regulatory approval is received, to introduce and market such products into the commercial market and to make such products available at locally-affordable prices in certain countries outside the United States and Europe. Tectonic is also required to meet certain development and commercialization diligence milestones within specified time periods.

As partial consideration for the Harvard License Agreement, Tectonic agreed to pay Harvard a one-time license fee of $170,000, with such fee to be paid in equal installments over three years. In July 2022, Tectonic paid Harvard $56,666 and in July 2023 Tectonic paid Harvard $56,667. The final installment of $56,667 under the Harvard License Agreement is due in July 2024. As partial consideration for the Harvard License Agreement, Tectonic entered into a subscription agreement with Harvard in July 2022, pursuant to which Harvard was granted 227,486 shares of common stock of the Company with a fair market value in the mid six digits.

Tectonic is required to pay an annual maintenance fee ranging from the low five digits to the low six digits until the first commercial sale of a royalty-bearing product, following which the annual maintenance fee will increase to a low six digits for the remainder of the term of the Harvard License Agreement. Tectonic is required to pay a one-time milestone payment of $100,000 for each discovered product granted FDA marketing authorization as well as for the first licensed product or know-how enabled product to reach certain clinical development milestones, up to $8.5 million and for the first licensed product or know-how enabled product to reach certain commercial milestones, up to $2.0 million. Tectonic is also obligated to pay tiered royalties as a percentage in the low single digits on net sales of licensed products, as a percentage in the low single digits on the net sales of know-how enabled products and a single royalty as a percentage in the low single digits on the net sales of discovered products, subject to a reduction for third-party licenses, as well as a percentage between 10-20% of non-royalty income Tectonic receives in connection with a sublicense, strategic partnership or know-how enabled license. With respect to any net sales of licensed products and know-how enabled products sold in certain countries outside of the United States and Europe, Tectonic and Harvard will negotiate a royalty percentage on a country-by-country basis.

The Harvard License Agreement expires upon the later of: (i) the expiry of the last valid claim within the licensed patent rights, expected to be not earlier than May 2041; and (ii) the earlier of (a) ten years after the first commercial sale of the first know-how enabled product or (b) twelve years after the first commercial sale of the first licensed product. Harvard may terminate the Harvard License Agreement if Tectonic fails to maintain insurance at specified levels or fails to comply with the notice requirements therein, upon Tectonic’s uncured material breach or insolvency. Tectonic may terminate the Harvard License Agreement at any time with or without cause upon a specified notice period and upon an uncured material breach by Harvard.

WuXi Master Development and Manufacturing Services Agreement

On May 6, 2022, Tectonic entered into a development and manufacturing agreement (the “WuXi Biologics Manufacturing Agreement”) with WuXi Biologics. The WuXi Biologics Manufacturing Agreement governs the general terms under which WuXi Biologics, or one of its affiliates, will provide biologics development and manufacturing services as specified by Tectonic on a project-by-project basis. Such services are performed under agreed-upon work orders. Under the terms of the WuXi Biologics Manufacturing Agreement, Tectonic has agreed to pay fees for WuXi Biologics’ performance of services in addition to reimbursing WuXi Biologics for reasonable expenses authorized by Tectonic and as provided in each applicable work order.

The term of the WuXi Biologics Manufacturing Agreement will expire on the later of May 6, 2025 or the completion of the services under all work orders executed by the parties prior to May 6, 2025, provided that the term may be extended by Tectonic for additional periods. Tectonic will have the right to terminate the WuXi Biologics Manufacturing Agreement or any work order upon thirty days’ prior written notice or immediately if, in Tectonic’s reasonable judgment, WuXi Biologics is or will be unable to perform the Services or WuXi Biologics fails to obtain or maintain any necessary licenses or approvals. Either party may terminate the WuXi Biologics Manufacturing Agreement or any work order if the other party files for bankruptcy, fails to cure a material breach during the cure period or a force majeure event that has lasted for the time period specified within the WuXi Biologics Manufacturing Agreement. WuXi Biologics has the right to terminate if the parties are unable to reach an agreement on an amendment to the services if such services become impossible due solely to changes in applicable law. The term of each work order terminates upon completion of the services under such work order, unless terminated earlier.

The WuXi Biologics Manufacturing Agreement includes customary terms relating to, among others, indemnification, intellectual property protection, confidentiality, remedies and warranties.

Novotech Master Clinical Contract Services Agreement

In March 2023, Tectonic entered into a master clinical contract services agreement (the “Novotech CSA”) with Novotech (Australia) Pty Limited (“Novotech”). The Novotech CSA governs the general terms under which Novotech, or one of its affiliates, will provide clinical development related services (excluding manufacturing services) as specified by Tectonic on a project-by-project basis. Such services are performed under agreed statements of work. Under the terms of the Novotech CSA, Tectonic has agreed to pay fees for Novotech’s performance of services in addition to reimbursing Novotech for reasonably incurred, pass through costs agreed to by Tectonic and as provided in each applicable statement of work. Additionally, under the terms of the Novotech CSA, all documentation, information, and biological, chemical or other materials controlled by Tectonic and furnished to Novotech by or on behalf of Tectonic shall remain the exclusive property of Tectonic, and Tectonic shall own all rights to, and Novotech shall assigns all right, title and interest to, all inventions, discoveries, improvements, ideas, processes, formulations, products, co computer programs, works of authorship, databases, trade secrets, know-how, information, data, documentation, reports, research, creations and all other products and/or materials arising from or made in the performance of Novotech’s service, except for Novotech’s background intellectual property rights as defined under the Agreement.

The term of the Novotech CSA will expire on the later of (i) five years from the effective date of the Novotech CSA, or March 2028, or (ii) the completion of the services under all statements of work executed prior to the fifth anniversary of the effective date of the Novotech CSA, or March 2028. Tectonic may terminate the Novotech CSA or any statement of work thereunder immediately if Novotech has committed an uncurable breach or has failed to cure a breach after thirty days’ written notice. Tectonic may also terminate the Novotech CSA or any statement of work thereunder for any reason upon thirty days’ prior written notice to Novotech. Novotech may terminate the Novotech CSA or any statement of work thereunder immediately if Tectonic has failed to cure a material breach after thirty days’ written notice.

The Novotech CSA includes customary terms relating to, among others, indemnification, intellectual property protection, confidentiality, non-solicitation, remedies and warranties.

ARENSIA Master Agreement for Early Phase Clinical Services

In October 2023, Tectonic entered into a master agreement for early phase clinical services (the “Arensia CSA”) with ARENSIA Exploratory Medicine GmbH (“Arensia”). The Arensia CSA governs the general terms under which Arensia, or one of its affiliates, will provide early phase clinical research services in connection with clinical research programs as specified by Tectonic on a project-by-project basis. Such services are performed under agreed work orders. Under the terms of the Arensia CSA, Tectonic has agreed to pay fees for Arensia’s performance of services in addition to reimbursing Arensia for pre-approved, reasonable expenses actually and necessarily incurred by Arensia as specified in each applicable work order.

The term of the Arensia CSA will expire on the later of: (i) five years from the effective date of the Arensia CSA, or October 2028, or (ii) the completion of the services under all work orders executed prior to the fifth anniversary of the effective date of the Arensia CSA, or October 2028. Work orders shall expire upon the completion of the services specified thereunder, provided that Tectonic may terminate a work order if the study governed by such work order is suspended for more than thirty days and either party may terminate a work order for reasonable scientific safety reasons. Tectonic may terminate the Arensia CSA in its entirety for any reason upon thirty days’ prior written notice to Arensia. Either party may terminate the Arensia CSA or any statement of work thereunder immediately if the other party has failed to cure a material breach after thirty days’ written notice or for the other party’s insolvency.

The Arensia CSA includes customary terms relating to, among others, indemnification, intellectual property protection, confidentiality, remedies and warranties.

QPS Holdings Master Contract Services Agreement

In October 2023, Tectonic entered into a master contract services agreement (the “QPS Agreement”) with QPS Holdings, LLC (“QPS”). The QPS Agreement governs the general terms under which QPS, or one of its affiliates, will provide services (excluding GMP manufacturing and clinical development related services) as specified by Tectonic on a project-by-project basis. Such services are performed under agreed statements of work. Under the terms of the QPS Agreement, Tectonic has agreed to pay for QPS’s performance of the services as specified in the applicable statement of work. Additionally, under the terms of the QPS Agreement, all documentation, information, and biological, chemical or other materials controlled by Tectonic and furnished to QPS by or on behalf of Tectonic shall remain the exclusive property of Tectonic, and Tectonic shall own all rights to, and QPS shall assigns all right, title and interest to, all inventions, discoveries, improvements, ideas, processes, formulations, products, co computer programs, works of authorship, databases, trade secrets, know-how, information, data, documentation, reports, research, creations and all other products and/or materials arising from or made in the performance of QPS’s services.

The term of the QPS Agreement will expire on the later of: (i) two years from the effective date of the QPS Agreement, or October 2025, or (ii) the completion of the services under all work orders executed prior to the second anniversary of the effective date of the QPS Agreement, or October 2025. Tectonic may terminate the QPS Agreement or any statement of work thereunder for any reason upon thirty days’ prior written notice or immediately if QPS commits an uncurable breach of the QPS Agreement. QPS may terminate the QPS Agreement or any statement of work thereunder if Tectonic has failed to cure a material breach after thirty days’ written notice or may terminate the QPS Agreement for any reason upon sixty days’ prior written notice provided there are no active statements of work outstanding.

The QPS Agreement includes customary terms relating to, among others, indemnification, intellectual property protection, confidentiality, remedies and warranties.

ITR LABORATORIES Master Contract Services Agreement

In February 2022, Tectonic entered into a master contract services agreement (the “ITR Agreement”) with ITR Laboratories Canada Inc. (“ITR”). The ITR Agreement governs the general terms under which ITR, or one of its affiliates, will provide services (excluding GMP manufacturing and clinical development related services) as specified by Tectonic on a project-by-project basis. Such services are performed under agreed statements of work. Under the terms of the ITR Agreement, Tectonic has agreed to pay for ITR’s performance of the services as specified in the applicable statement of work. Additionally, under the terms of the ITR Agreement, all documentation, information, and biological, chemical or other materials controlled by Tectonic and furnished to ITR by or on behalf of Tectonic shall remain the exclusive property of Tectonic, and Tectonic shall own all rights to, and ITR shall assigns all right, title and interest to, all inventions, discoveries, improvements, ideas, processes, formulations, products, co computer programs, works of authorship, databases, trade secrets, know-how, information, data, documentation, reports, research, creations and all other products and/or materials arising from or made in the performance of ITR’s services.

The term of the ITR Agreement will expire on the later of (i) two years from the effective date of the ITR Agreement, or February 2024; or (ii) the completion of the services under all work orders executed prior to the second anniversary of the effective date of the ITR Agreement, or February 2024. Tectonic may terminate the ITR Agreement or any statement of work thereunder for any reason upon thirty days’ prior written notice or immediately if ITR commits an uncurable breach of the ITR Agreement. ITR may terminate the ITR Agreement or any statement of work thereunder if Tectonic has failed to cure a material breach after thirty days’ written notice or may terminate the ITR Agreement for any reason upon sixty days’ prior written notice provided there are no active statements of work outstanding.

The ITR Agreement includes customary terms relating to, among others, indemnification, intellectual property protection, confidentiality, remedies and warranties.

Intellectual Property

Tectonic strives to protect and enhance the proprietary technologies, inventions and improvements that it believe are important to Tectonic’s business, including seeking, maintaining and defending patent rights, whether developed internally or licensed from third parties. Tectonic’s policy is to seek to protect its proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to Tectonic’s proprietary technology, inventions, improvements, platforms and Tectonic product candidates that are important to the development and implementation of Tectonic’s business.

As of February 9, 2024, Tectonic’s patent portfolio includes two pending U.S. non-provisional applications, two pending international (Patent Cooperation Treaty) applications, and nine pending foreign applications relating to Fc-relaxin fusion protein compositions (including TX45) and methods of use thereof. Specifically, Tectonic has exclusively in-licensed one patent family from the President and Fellows of Harvard College that consists of one pending U.S. non-provisional patent application and nine pending foreign applications in Australia, Canada, China, Europe, Israel, Japan, Korea, Mexico, and Singapore, with any patent issuing from these applications having an expected 20-year expiry date of not earlier than May 2041. Tectonic also wholly owns one patent family that consists of one pending U.S. non-provisional patent application and one pending Patent Cooperation Treaty application, with any patent issuing from these applications having an expected 20-year expiry date of not earlier than November 2042. Tectonic also co-owns one patent family with ModernaTX, Inc., which consists of one pending Patent Cooperation Treaty application relating to constitutively active modified G protein-coupled receptors and methods of use thereof, with any patent issuing from this application having an expected 20-year expiry date of not earlier than August 2043. Individual patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued for regularly filed applications in the United States are granted a term of 20 years from the earliest effective non-provisional filing date. In addition, in certain instances, a patent term can be extended to recapture a portion of the U.S. Patent and Trademark Office, or the USPTO, delay in issuing the patent as well as a portion of the term effectively lost as a result of the FDA regulatory review period. However, as to the FDA component, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. However, the actual protection afforded by a patent varies on a product by product basis, from country to country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

Furthermore, Tectonics relies upon trade secrets and know-how and continuing technological innovation to develop and maintain its competitive position. Tectonic seeks to protect its proprietary information, in part, using confidentiality agreements with Tectonic collaborators, employees and consultants and invention assignment agreements with Tectonic employees. Tectonic also has confidentiality agreements or invention assignment agreements with Tectonic collaborators and selected consultants. These agreements are designed to protect Tectonic proprietary information and, in the case of the invention assignment agreements, to grant Tectonic ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and Tectonic may not have adequate remedies for any breach. In addition, Tectonic’s trade secrets may otherwise become known or be independently discovered by competitors. To the extent that Tectonic’s collaborators, employees and consultants use intellectual property owned by others in their work for Tectonic, disputes may arise as to the rights in related or resulting know-how and inventions.

Tectonic’s commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require Tectonic to alter its development or commercial strategies, or its product candidates or processes, obtain licenses or cease certain activities. Tectonic’s breach of any license agreements or failure to obtain a license to proprietary rights that Tectonic may require to develop or commercialize Tectonic’s future product candidates may have an adverse impact on Tectonic. If third parties have prepared and filed patent applications prior to March 16, 2013 in the United States that also claim technology to which Tectonic has rights, Tectonic may have to participate in interference proceedings in the USPTO, to determine priority of invention. For more information, please see “Risk Factors — Risks Related to Intellectual Property.”

Sales and Marketing

Given Tectonic’s stage of development, it has not yet established a commercial organization or distribution capabilities.

Manufacturing

Tectonic does not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of its lead product candidate TX45. Tectonic currently relies, and expects to continue to rely for the foreseeable future, on third-party contract manufacturing organizations, or CMOs, to produce its product candidates for preclinical and clinical testing, as well as for future commercial manufacture of any products that it may commercialize.

Tectonic requires its CMOs to conduct manufacturing activities in compliance with current good manufacturing practice, or cGMP, requirements. It has assembled a team of experienced employees and consultants to provide the necessary technical, quality and regulatory oversight over its CMOs. Currently, Tectonic contracts with one third-party manufacturer, WuXi Biologics, to provide biologics development and manufacturing services. In the future, Tectonic may engage additional third-party manufacturers to support any clinical trials for TX45 as well as commercialization of TX45, if approved, in the United States or other jurisdictions or the clinical development and potential commercialization of additional programs from its pipeline.

Tectonic relies on WuXi Biologics to perform all chemistry, manufacturing, and controls (“CMC”) activities related to its TX45 program. Tectonic requires that WuXi Biologics produces bulk drug substances and finished drug products in accordance with current Good Manufacturing Practices (“cGMPs”), and all other applicable laws and regulations. In addition, Tectonic relies on WuXi Biologics to operate facilities that meet regulatory requirements for production and testing of clinical and commercial products and to work closely with Tectonic to validate manufacturing processes prior to commercial launch. Tectonic oversees WuXi Biologics by performing technical and quality assurance review and/or approval of cGMP documentation, establishing quality agreements to define responsibilities and expectations for goods and services, and observing production and testing activities, among other activities.

Competition

The biotechnology and pharmaceutical industries are characterized by the rapid evolution of technologies and understanding of disease etiology, intense competition and a strong emphasis on intellectual property. Tectonic believe that its approach, strategy, scientific capabilities, know-how and experience provide it with competitive advantages. However, Tectonic expects substantial competition from multiple sources, including major pharmaceutical, specialty pharmaceutical, and existing or emerging biotechnology companies, academic research institutions and governmental agencies and public and private research institutions worldwide. Many of Tectonic’s competitors, either alone or with their collaborations, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than Tectonic does. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with Tectonic in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient enrollment in clinical trials, as well as in acquiring technologies complementary to, or necessary for, Tectonic’s programs. As a result, Tectonic’s competitors may discover, develop, license or commercialize products before or more successfully than it does.

Tectonic faces competition from companies that are pursuing development of engineered proteins based on human relaxin including Lilly and AstraZeneca, both of whom are currently conducting Phase 2 trials. To Tectonic’s knowledge, neither of these companies have a specific focus on the Group 2 PH / HFpEF population, and, instead, are pursuing either the broader HFpEF population (Lilly) or Group 2 PH in the setting of either HFpEF or hFrEF (AstraZeneca). AstraZeneca has also reported efforts with a small molecule agonist of the RXFP1 receptor and initiated clinical studies; however, the status of its development is unclear at this time.

In the HHT space, Vaderis has been pursuing development of an oral AKT inhibitor for the treatment of this condition. Investigator-initiated studies of nintendanib (Boehringer Ingelheim) and pazopanib (Novartis) are also ongoing to explore the potential utility of these kinase inhibitors to treat this condition.

Tectonic’s focus on biologic drugs differentiates it from many competitor GPCR companies whose primary focus is on small molecule drug discovery. Additionally, Tectonic’s GPCR membrane protein biochemistry experience, which is key for generating optimally stabilized and formulated receptors for antibody selection campaigns, combined with its experience using novel antigen formats differentiates it from in vitro display based antibody discovery. Specifically, Tectonic’s use of membrane mimetics that help maintain native receptor extra-cellular domain conformations combined with the membrane protein biochemistry expertise that Tectonic has built over the last three years is a key point of potential differentiation.

Several other companies are focused on discovery of GPCR-targeted therapeutics. Some may have an emphasis on small molecule approaches (Septerna, SOSEI-Heptares, Structure Therapeutics), on alternative biologic efforts (Abalone Bio, Orion Biotechnology), both (Abilitia Bio, Confo Therapeutic, Orion Biotechnology, Omeros), or on specific targets or target classes (GPCR Therapeutics).

Government Regulation

Government authorities in the United States, at the federal, state and local level and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, pricing, reimbursement, sales, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting and import and export of pharmaceutical products, including biological products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Licensure and regulation of biologics in the United States

In the United States, any product candidates Tectonic may develop would be regulated as biological products, or biologics, under the Public Health Service Act (“PHSA”) and the Federal Food, Drug and Cosmetic Act (“FDCA”) and its implementing regulations. The failure to comply with the applicable U.S. requirements at any time during the product development process, including preclinical testing, clinical testing, the approval process, or post-approval process, may subject an applicant to delays in the conduct of the study, regulatory review and approval and/or administrative or judicial sanctions.

An applicant seeking approval to market and distribute a new biologic in the United States generally must satisfactorily complete each of the following steps:

•	preclinical laboratory tests, animal studies and formulation studies performed in accordance with the FDA’s applicable Good Laboratory Practices (“GLP”) regulations;

•

completion of the manufacture, under current good manufacturing practices (“cGMP”) conditions, of the drug substance and drug product that the sponsor intends to use in human clinical trials along with required analytical and stability testing;

•	submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board (“IRB”) representing each clinical site before each clinical trial may be initiated;

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performance of adequate and well-controlled human clinical trials to establish the safety, potency and purity of the product candidate for each proposed indication, in accordance with current good clinical practices (“GCP”) regulations;

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preparation and submission to the FDA of a BLA for a biological product requesting marketing for one or more proposed indications, including submission of detailed information on the manufacture and composition of the product in clinical development and proposed labelling;

•	review of the product by an FDA advisory committee, where appropriate or if applicable;

•

satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities, including those of third parties, at which the product, or components thereof, are produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•

satisfactory completion of any FDA audits of the preclinical studies and clinical trial sites to assure compliance with GLP, as applicable, and GCP, and the integrity of clinical data in support of the BLA;

•	payment of Prescription Drug User Fee Act (“PDUFA”) fees, securing FDA approval of the BLA and licensure of the new biological product; and

•

compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy (“REMS”) and any post-approval studies or other post-marketing commitments required by the FDA.

Preclinical studies and investigational new drug application

Before testing any biological product candidate in humans, the product candidate must undergo preclinical testing. Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate the potential for efficacy and toxicity in animal studies. The conduct of the preclinical tests and formulation of the compounds for testing must comply with federal regulations and requirements. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND application.

An IND is an exemption from the FDCA that allows an unapproved product candidate to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer such investigational product to humans. The IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about the product or conduct of the proposed clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns before the clinical trial can begin or recommence.

As a result, submission of the IND may result in the FDA not allowing the trial to commence or allowing the trial to commence on the terms originally specified by the sponsor in the IND. If the FDA raises concerns or questions either during this initial 30-day period, or at any time during the IND review process, it may choose to impose a partial or complete clinical hold. Clinical holds are imposed by the FDA whenever there is concern for patient safety, may be a result of new data, findings, or developments in clinical, preclinical and/or chemistry, manufacturing and controls or where there is non-compliance with regulatory requirements. This order issued by the FDA would delay either a proposed clinical trial or cause suspension of an ongoing trial, until all outstanding concerns have been adequately addressed and the FDA has notified the company that investigations may proceed. This could cause significant delays or difficulties in completing Tectonic’s planned clinical trials or future clinical trials in a timely manner.

Human clinical trials in support of a BLA

Clinical trials involve the administration of the investigational product candidate to healthy volunteers or patients with the disease or condition to be treated under the supervision of a qualified principal investigator in accordance with GCP requirements. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, inclusion and exclusion criteria, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND.

A sponsor who wishes to conduct a clinical trial outside the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. When a foreign clinical trial is conducted under an IND, all FDA IND requirements must be met unless waived. When a foreign clinical trial is not conducted under an IND, the sponsor must ensure that the trial complies with certain regulatory requirements of the FDA in order to use the trial as support for an IND or application for marketing approval. Specifically, the FDA requires that such trials be conducted in accordance with GCP, including review and approval by an independent ethics committee and informed consent from participants. The GCP requirements encompass both ethical and data integrity standards for clinical trials. The FDA’s regulations are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical trials, as well as the quality and integrity of the resulting data. They further help ensure that non-IND foreign trials are conducted in a manner comparable to that required for clinical trials in the United States.

Further, each clinical trial must be reviewed and approved by an IRB either centrally or individually at each institution at which the clinical trial will be conducted. The IRB will consider, among other things, clinical trial design, patient informed consent, ethical factors, the safety of human subjects, and the possible liability of the institution. An IRB must operate in compliance with FDA regulations. The FDA, IRB, or the clinical trial sponsor may suspend or discontinue a clinical trial at any time for various reasons, including a finding that the clinical trial is not being conducted in accordance with FDA requirements or that the participants are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive GCP rules and the requirements for informed consent.

Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board (“DSMB”). This group may recommend continuation of the trial as planned, changes in trial conduct, or cessation of the trial at designated check points based on certain available data from the trial to which only the DSMB has access.

Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Additional studies may be required after approval.

Phase 1 clinical trials are initially conducted in a limited population to test the product candidate for safety, including adverse effects, dose tolerance, absorption, metabolism, distribution, excretion and pharmacodynamics in healthy humans or, on occasion, in patients.

Phase 2 clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, evaluate the efficacy of the product candidate for specific targeted indications and determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more costly Phase 3 clinical trials.

Phase 3 clinical trials proceed if the Phase 2 clinical trials demonstrate that a dose range of the product candidate is potentially effective and has an acceptable safety profile. Phase 3 clinical trials are undertaken within an expanded patient population to further evaluate dosage, provide substantial evidence of clinical efficacy and further test for safety in an expanded and diverse patient population at multiple, geographically dispersed clinical trial sites. A well-controlled, statistically robust Phase 3 trial may be designed to deliver the data that regulatory authorities will use to decide whether or not to approve, and, if approved, how to appropriately label a biologic; such Phase 3 studies are referred to as “pivotal.”

In some cases, the FDA may approve a BLA for a product but require the sponsor to conduct additional clinical trials to further assess the product’s safety and effectiveness after approval. Such post-approval trials are typically referred to as Phase 4 clinical trials. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of biologics approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase 4 clinical trial requirement or to request a change in the product labeling. The failure to exercise due diligence with regard to conducting Phase 4 clinical trials could result in withdrawal of approval for products.

Information about applicable clinical trials must be submitted within specific timeframes to the National Institutes of Health (“NIH”) for public dissemination on its ClinicalTrials.gov website.

Pediatric studies

Under the Pediatric Research Equity Act of 2003 (“PREA”), a BLA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Sponsors must also submit pediatric study plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests, and other information required by regulation. The applicant, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other, and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements.

Compliance with cGMP requirements

Before approving a BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The PHSA emphasizes the importance of manufacturing control for products like biologics whose attributes cannot be precisely defined.

Manufacturers and others involved in the manufacture and distribution of products must also register their establishments with the FDA and certain state agencies. Both domestic and foreign manufacturing establishments must register and provide additional information to the FDA upon their initial participation in the manufacturing process. Any product manufactured by or imported from a facility that has not registered, whether foreign or domestic, is deemed misbranded under the FDCA. Establishments may be subject to periodic unannounced inspections by government authorities to ensure compliance with cGMPs and other laws. Inspections must follow a “risk-based schedule” that may result in certain establishments being inspected more frequently. Manufacturers may also have to provide, on request, electronic or physical records regarding their establishments. Delaying, denying, limiting, or refusing inspection by the FDA may lead to a product being deemed to be adulterated.

Review and approval of a BLA

The results of product candidate development, preclinical testing and clinical trials, including negative or ambiguous results as well as positive findings, are submitted to the FDA as part of a BLA requesting license to market the product. The BLA must contain extensive manufacturing information and detailed information on the composition of the product and proposed labeling as well as payment of a user fee. Under federal law, the submission of most BLAs is subject to a substantial application user fee. The sponsor of a licensed BLA is also subject to an annual program fee. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan designation and a waiver for certain small businesses.

The FDA has 60 days after submission of the application to conduct an initial review to determine whether it is sufficient to accept for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission has been accepted for filing, the FDA begins an in-depth review of the application. Under the goals and policies agreed to by the FDA under the PDUFA, the FDA has ten months in which to complete its initial review of a standard application and respond to the applicant, and six months for a priority review of the application. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs. The review process may often be significantly extended by FDA requests for additional information or clarification.

Under the PHSA, the FDA may approve a BLA if it determines that the product is safe, pure and potent, and the facility where the product will be manufactured meets standards designed to ensure that it continues to be safe, pure and potent. On the basis of the FDA’s evaluation of the application and accompanying information, including the results of the inspection of the manufacturing facilities and any FDA audits of preclinical and clinical trial sites to assure compliance with GCPs, the FDA may issue an approval letter or a complete response letter (“CRL”). An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. If the application is not approved, the FDA will issue a CRL, which will contain the conditions that must be met in order to secure final approval of the application, and when possible will outline recommended actions the sponsor might take to obtain approval of the application. Sponsors that receive a CRL may submit to the FDA information that represents a complete response to the issues identified by the FDA.

The FDA may also refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. In particular, the FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

If the FDA approves a new product, it may limit the approved indication(s) for use of the product. It may also require that contraindications, warnings, or precautions be included in the product labeling. In addition, the FDA may call for post-approval studies, including Phase 4 clinical trials, to further assess the product’s efficacy and/or safety after approval. The agency may also require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, to help ensure that the benefits of the product outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals and elements to assure safe use (“ETASU”). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patent registries. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Expedited review programs

The FDA is authorized to expedite the review of BLAs in several ways. Under the Fast Track program, the sponsor of a product candidate may request the FDA to designate the product for a specific indication as a Fast Track product concurrent with or after the filing of the IND. Candidate products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product candidate and the specific indication for which it is being studied. In addition to other benefits, such as the ability to have greater interactions with the FDA, the FDA may initiate review of sections of a Fast Track application before the application is complete, a process known as rolling review.

Any product candidate submitted to the FDA for marketing, including under a Fast Track program, may be eligible for other types of FDA programs intended to expedite development and review, such as breakthrough therapy designation, priority review and accelerated approval.

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Breakthrough therapy designation. To qualify for the breakthrough therapy program, product candidates must be intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence must indicate that such product candidates may demonstrate substantial improvement on one or more clinically significant endpoints over existing therapies. The FDA will seek to ensure the sponsor of a breakthrough therapy product candidate receives intensive guidance on an efficient drug development program, intensive involvement of senior managers and experienced staff on a proactive, collaborative and cross-disciplinary review and rolling review.

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Priority review. A product candidate is eligible for priority review if it treats a serious condition and, if approved, it would be a significant improvement in the safety or effectiveness of the treatment, diagnosis or prevention compared to marketed products. FDA aims to complete its review of priority review applications within six months as opposed to 10 months for standard review.

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Accelerated approval. Drug or biological products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval. Accelerated approval means that a product candidate may be approved on the basis of adequate and well controlled clinical trials establishing that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity and prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug or biological product candidate receiving accelerated approval perform adequate and well controlled post-marketing clinical trials. In addition, for products being considered for accelerated approval, the FDA generally requires, as a condition for accelerated approval, pre-approval of promotional materials. Breakthrough therapy designation. To qualify for the breakthrough therapy program, product candidates must be intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence must indicate that such product candidates may demonstrate substantial improvement on one or more clinically significant endpoints over existing therapies. The FDA will seek to ensure the sponsor of a breakthrough therapy product candidate receives intensive guidance on an efficient drug development program, intensive involvement of senior managers and experienced staff on a proactive, collaborative and cross-disciplinary review and rolling review.

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Priority review. A product candidate is eligible for priority review if it treats a serious condition and, if approved, it would be a significant improvement in the safety or effectiveness of the treatment, diagnosis or prevention compared to marketed products. FDA aims to complete its review of priority review applications within six months as opposed to 10 months for standard review.

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Accelerated approval. Drug or biological products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval. Accelerated approval means that a product candidate may be approved on the basis of adequate and well controlled clinical trials establishing that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity and prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug or biological product candidate receiving accelerated approval perform adequate and well controlled post-marketing clinical trials. In addition, for products being considered for accelerated approval, the FDA generally requires, as a condition for accelerated approval, pre-approval of promotional materials.

None of these expedited programs change the standards for approval but they may help expedite the development or approval process of product candidates.

Post-approval regulation

If regulatory approval for marketing of a product or new indication for an existing product is obtained, the sponsor will be required to comply with all regular post-approval regulatory requirements as well as any post-approval requirements that the FDA have imposed as part of the approval process. The sponsor will be required to report certain adverse reactions and production problems to the FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling requirements. Manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP regulations, which impose certain procedural and documentation requirements upon manufacturers. Manufacturers and other parties involved in the drug supply chain for prescription drug and biological products must also comply with product tracking and tracing requirements and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States. Accordingly, the sponsor and its third-party manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMP regulations and other regulatory requirements.

A product may also be subject to official lot release, meaning that the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official lot release, the manufacturer must submit samples of each lot, together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot, to the FDA. The FDA may in addition perform certain confirmatory tests on lots of some products before releasing the lots for distribution. Finally, the FDA will conduct laboratory research related to the safety, purity, potency and effectiveness of pharmaceutical products.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

•	product recall, seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

Pharmaceutical products may be promoted only for the approved indications and in accordance with the provisions of the approved label. Although healthcare providers may prescribe products for uses not described in the drug’s labeling, known as off-label uses, in their professional medical judgment, drug manufacturers are prohibited from soliciting, encouraging or promoting unapproved uses of a product. Drug manufacturers may only share truthful and non-misleading information that is otherwise consistent with a product’s FDA approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

The FDA strictly regulates the marketing, labeling, advertising and promotion of prescription drug products placed on the market. This regulation includes, among other things, standards and regulations for direct-to-consumer advertising, communications regarding unapproved uses, industry-sponsored scientific and educational activities and promotional activities involving the Internet and social media. Promotional claims about a drug’s safety or effectiveness are prohibited before the drug is approved. After approval, a drug product generally may not be promoted for uses that are not approved by the FDA, as reflected in the product’s prescribing information.

If a company is found to have promoted off-label uses, it may become subject to adverse public relations and administrative and judicial enforcement by the FDA, the Department of Justice, or the Office of the Inspector General of the Department of Health and Human Services, as well as state authorities. This could subject a company to a range of penalties that could have a significant commercial impact, including civil and criminal fines and agreements that materially restrict the manner in which a company promotes or distributes drug products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

Biosimilars and exclusivity

The 2010 Patient Protection and Affordable Care Act, which was signed into law in March 2010, included a subtitle called the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”). The BPCIA established a regulatory scheme authorizing the FDA to approve biosimilars and interchangeable biosimilars. A biosimilar is a biological product that is highly similar to an existing FDA-licensed “reference product.” No interchangeable biosimilars, however, have been approved. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars. Additional guidances are expected to be finalized by the FDA in the near term.

Under the BPCIA, a manufacturer may submit an application for licensure of a biological product that is “biosimilar to” or “interchangeable with” a previously approved biological product or “reference product.” In order for the FDA to approve a biosimilar product, it must find that there are no clinically meaningful differences between the reference product and proposed biosimilar product in terms of safety, purity and potency. For the FDA to approve a biosimilar product as interchangeable with a reference product, the agency must find that the biosimilar product can be expected to produce the same clinical results as the reference product, and (for products administered multiple times) that the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date of approval of the reference product. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was approved. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA for such product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law. Since the passage of the BPCIA, many states have passed laws or amendments to laws, including laws governing pharmacy practices, which are state-regulated, to regulate the use of biosimilars.

Patent term restoration and extension

In the United States, a patent claiming a new biological product, its method of use or its method of manufacture may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent extension of up to five years for patent term lost during product development and FDA regulatory review. Assuming grant of the patent for which the extension is sought, the restoration period for a patent covering a product is typically one-half the time between the effective date of the IND and the submission date of the BLA, plus the time between the submission date of the BLA and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date in the United States. Only one patent applicable to an approved product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent for which extension is sought. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The USPTO reviews and approves the application for any patent term extension in consultation with the FDA.

Other U.S. healthcare laws and compliance requirements

Healthcare providers, including physicians, and third-party payors play a primary role in the recommendation and prescription of any product candidates that Tectonic may develop for which Tectonic obtains marketing approval. Tectonic’s current and future arrangements with third-party payors, healthcare providers and customers may implicate broadly applicable fraud and abuse and other healthcare laws and regulations. Restrictions under applicable federal and state healthcare laws and regulations, including certain laws and regulations applicable only if Tectonic has marketed products, include the following:

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the civil False Claims Act (“FCA”), prohibits knowingly presenting or causing the presentation of a false, fictitious or fraudulent claim for payment to the U.S. government. Actions under the False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Violations of the False Claims Act can result in very significant monetary penalties, for each false claim and treble the amount of the government’s damages. Manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The federal False Claims Act also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the federal False Claims Act and to share in any monetary recovery;

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the federal Anti-Kickback Statute prohibits, among other things, persons or entities from soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. A violation of the federal Anti-Kickback Statute can also form the basis for FCA liability;

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the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which, in addition to privacy protections applicable to healthcare providers and other entities, prohibits executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), and its implementing regulations, including the final omnibus rule published on January 25, 2013, imposes, among other things, certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes

HIPAA’s privacy and security standards directly applicable to business associates, defined as independent contractors or agents of covered entities that create, receive, maintain, transmit, or obtain, protected health information in connection with providing a service for or on behalf of a covered entity, and their covered subcontractors. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions;

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federal laws that require pharmaceutical manufacturers to report certain calculated product prices to the government or provide certain discounts or rebates to government authorities or private entities, often as a condition of reimbursement under government healthcare programs;

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Federal price transparency laws, including the provision commonly referred to as the Physician Payments Sunshine Act, and its implementing regulations, which requires applicable manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the Centers of Medicare & Medicaid Services (“CMS”), information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other licensed health care practitioners and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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analogous state and foreign laws and regulations, such as state anti-kickback, anti-bribery and false claims laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers.

Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, track and report gifts, compensation and other remuneration made to physicians and other healthcare providers, clinical trials and other activities, and/ or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. All of AVROBIO’s activities are potentially subject to federal and state consumer protection and unfair competition laws.

Payments made to physicians in certain European Union Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization, and/or the regulatory authorities of the individual European Union Member States. These requirements are provided in the national laws, industry codes, or professional codes of conduct applicable in the European Union Member States. Failure to comply with these requirements could result in criminal and civil sanctions, including significant fines and civil monetary penalties, reputational risk, public reprimands, administrative penalties, exclusion from participation in governmental healthcare programs, disgorgement, or imprisonment. Similar sanctions and penalties, as well as imprisonment, also can be imposed upon executive officers and employees of such companies.

Healthcare reform

In the United States and some foreign jurisdictions, there have been and continue to be ongoing efforts to implement legislative and regulatory changes regarding the healthcare system. Such changes could prevent or delay marketing approval of any product candidates that Tectonic may develop, restrict or regulate post-approval activities and affect Tectonic’s ability to profitably sell any product candidates for which Tectonic obtains marketing approval. Although Tectonic cannot predict what healthcare or other reform efforts will be successful, such efforts may result in more rigorous coverage criteria, in additional downward pressure on the price that Tectonic, or Tectonic’s future collaborators, may receive for any approved products or in other consequences that may adversely affect Tectonic’s ability to achieve or maintain profitability.

Within the United States, the federal government and individual states have aggressively pursued healthcare reform, as evidenced by the passing of the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Reconciliation Act of 2010 (the “ACA”), and the ongoing efforts to modify or repeal that legislation. The ACA substantially changed the way healthcare is financed by both governmental and private insurers and contains a number of provisions that affect coverage and reimbursement of drug products and/or that could potentially reduce the demand for pharmaceutical products such as increasing drug rebates under state Medicaid programs for brand name prescription drugs and extending those rebates to Medicaid managed care and assessing a fee on manufacturers and importers of brand name prescription drugs reimbursed under certain government programs, including Medicare and Medicaid. Other aspects of healthcare reform, such as expanded government enforcement authority and heightened standards that could increase compliance-related costs, could also affect Tectonic’s business. Modifications have been implemented and additional modifications or repeal may occur.

In August 2022, the Inflation Reduction Act of 2022 (“IRA”) was signed into law. The IRA contains several provisions that may impact Tectonic’s business to varying degrees, including provisions that reduce the out-of-pocket spending cap for Medicare Part D beneficiaries from $7,050 to $2,000 starting in 2025, thereby effectively eliminating the coverage gap; impose new manufacturer financial liability on certain drugs under Medicare Part D; allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition; require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation; and delay until January 1, 2032 the implementation of the U.S. Department of Health and Human Services (“HHS”) rebate rule that would have limited the fees that pharmacy benefit managers can charge. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one orphan designation and for which the only approved indication is for that disease or condition. If a product receives multiple rare disease designations or has multiple approved indications, it may not qualify for the orphan drug exemption. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although there is currently ongoing litigation challenging the constitutionality of the IRA’s Medicare drug price negotiation program. In response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the CMS Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework. The effects of the IRA on Tectonic’s business and the healthcare industry in general is not yet known.

In addition to pricing regulations, reforms of regulatory approval frameworks may adversely affect Tectonic’s pricing strategy. President Biden has issued multiple executive orders that have sought to reduce prescription drug costs. In February 2023, HHS also issued a proposal in response to an October 2022 executive order from President Biden that includes a proposed prescription drug pricing model that will test whether targeted Medicare payment adjustments will sufficiently incentivize manufacturers to complete confirmatory trials for drugs approved through FDA’s accelerated approval pathway. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, both the Biden administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs.

In the European Union, similar political, economic and regulatory developments may affect Tectonic’s ability to profitably commercialize Tectonic’s potential product candidates. In markets outside of the United States and the European Union, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. In some countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, Tectonic may be required to conduct a clinical trial that compares the cost-effectiveness of any product candidates Tectonic may develop to other available therapies. If reimbursement of Tectonic’s products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, Tectonic’s business could be harmed, possibly materially.

Coverage and reimbursement

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, Tectonic might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay Tectonic’s commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues Tectonic is able to generate from the sale of the product in that country. Adverse pricing limitations may hinder Tectonic’s ability to recoup its investment in one or more product candidates, even if its product candidates obtain marketing approval.

Tectonic’s ability to commercialize any product candidates successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

In the United States, there is no uniform policy of coverage and reimbursement for products exists among third-party payors. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require Tectonic to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of Tectonic’s products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford Tectonic’s product candidates, if approved. Tectonic’s ability to achieve acceptable levels of coverage and reimbursement for Tectonic’s product candidates, if approved, by governmental authorities, private health insurers and other organizations will have an effect on Tectonic’s ability to successfully commercialize, Tectonic’s product candidates. Assuming Tectonic obtains coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require patient out-of-pocket costs that patients find unacceptably high.

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Coverage and reimbursement may not be available for any product that Tectonic commercializes and, even if these are available, the level of reimbursement may not be satisfactory. Reimbursement may affect the demand for, or the price of, any product candidate for which Tectonic obtains marketing approval. Obtaining and maintaining adequate reimbursement for Tectonic’s products may be difficult. Tectonic may be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. Further, coverage policies and third-party payor reimbursement rates may change. Even if favorable coverage and reimbursement status is attained, less favorable coverage policies and reimbursement rates may be implemented in the future. If coverage and adequate reimbursement are not available or reimbursement is available only to limited levels, Tectonic may not be able to successfully commercialize any product candidate for which Tectonic obtains marketing approval.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside of the United States. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers Tectonic’s costs, including research, development, manufacture, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover Tectonic’s costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Tectonic’s inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that Tectonic develops could have a material adverse effect on Tectonic’s operating results, Tectonic’s ability to raise capital needed to commercialize products and Tectonic’s overall financial condition.

There can be no assurance that Tectonic’s product candidates, even if they are approved for sale in the United States or in other countries, will be considered medically reasonable and necessary for a specific indication or cost-effective by third-party payors, or that coverage and an adequate level of reimbursement will be available or that third-party payors’ reimbursement policies will not adversely affect Tectonic’s ability to sell Tectonic’s product candidates profitably.

Regulation outside of the United States

In addition to regulations in the United States, Tectonic will be required to comply with comparable regulations in each jurisdiction outside of the United States in which Tectonic chooses to manufacture, develop or seek marketing authorization for Tectonic product candidates.

European Union drug development

Most countries outside of the United States require that clinical trial applications be submitted to and approved by the local regulatory authority for each clinical study. In the European Union, for example, an application must be submitted to the national competent authority and an independent ethics committee in each country in which Tectonic intends to conduct clinical trials, much like the FDA and IRB, respectively. Under the new Clinical Trials Regulation (EU) No 536/2014, which replaced the previous Clinical Trials Directive 2001/20/EC on January 31, 2022, a single application is now made through the Clinical Trials Information System for clinical trial authorization in up to 30 EU or European Economic Area (Norway, Iceland and Liechtenstein) (“EEA”) countries at the same time and with a single set of documentation.

The assessment of applications for clinical trials is divided into two parts (Part I contains scientific and medicinal product documentation and Part II contains the national and patient-level documentation). Part I is assessed by a coordinated review by the competent authorities of all European Union Member States in which an application for authorization of a clinical trial has been submitted (each, a “Member State Concerned”) of a draft report prepared by a Reference Member State. Part II is assessed separately by each Member State Concerned. The role of the relevant ethics committees in the assessment procedure continues to be governed by the national law of the Member State Concerned, however overall related timelines are defined by the Clinical Trials Regulation. The new Clinical Trials Regulation also provides for simplified reporting procedures for clinical trial sponsors.

European Union drug review and approval

In addition, whether or not Tectonic obtains FDA approval for a product, Tectonic must obtain approval of a product by the comparable regulatory authorities of countries outside the United States before Tectonic can commence marketing of the product in those countries. The approval process and requirements vary from country to country, so the number and type of nonclinical, clinical, and manufacturing studies needed may differ, and the time may be longer or shorter than that required for FDA approval.

To obtain regulatory approval for Tectonic’s medicinal product candidates in the European Union, a marketing authorization application (“MAA”) needs to be submitted. There are a number of potential routes open to obtain a marketing authorization (“MA”) in the European Union. A centralized MA is issued by the European Commission through the centralized procedure, based on the opinion of the Committee for Medicinal Products for Human Use (“CHMP”) of the EMA, and is valid throughout the European Union, and in the additional Member States of the EEA. The centralized procedure is compulsory for medicinal products manufactured using biotechnological processes, orphan medicinal products, advanced therapy medicinal products (gene-therapy, somatic cell-therapy or tissue-engineered medicines) and products containing a new active substance which is not yet authorized in the European Union and which is intended for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, auto-immune and other immune dysfunctions, viral diseases or diabetes. The centralized procedure is optional for any other products containing new active substances not authorized in the European Union or for products which constitute a significant therapeutic, scientific, or technical innovation or for which a centralized authorization is in the interests of patients at European Union level.

National mAs are issued by the competent authorities of the EU Member States and only cover their respective territory. This procedure is available for product candidates not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in an EU Member State, this national MA can be recognized in another Member State through the mutual recognition procedure. If the product has not received a national MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the decentralized procedure. Under the decentralized procedure an identical dossier is submitted to the competent authorities of each Member State in which the MA is sought, one of which is selected by the applicant as the Reference Member State.

Under the centralized procedure the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Clock stops may extend the timeframe of evaluation of an MAA considerably beyond 210 days. Where the CHMP gives a positive opinion, it provides the opinion together with supporting documentation to the European Commission, who make the final decision to grant a marketing authorization, which is issued within 67 days of receipt of the EMA’s recommendation. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of an MAA under the accelerated assessment procedure is 150 days, excluding clock stops, but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment. mAs in the European Union have an initial duration of five years. After these five years, the authorization may be renewed for an unlimited period on the basis of a re-evaluation of the risk-benefit balance.

Data protection regulation

In the European Economic Area (“EEA”), the collection and processing of personal data, including personal health data is regulated by the General Data Protection Regulation (EU) 2016/679 (“GDPR”). Similarly, in the United Kingdom, the collection and processing of personal data, including personal health data is regulated by the UK General Data Protection Regulation and the UK Data Protection Act 2018 (“UK GDPR” and together with the EU GDPR, referred to as “GDPR”). The GDPR has extra-territorial application and applies not only to organizations with a presence in the EEA and the UK but also to non-EEA/UK based businesses that carry out processing that is related to (i) an offer of goods or services to individuals in the EEA/UK or (ii) the monitoring of their behavior so long as this takes place in the EEA/UK, even if the data is stored outside the EEA/UK. The GDPR imposes obligations on businesses (including companies that operate in Tectonic’s industry) with respect to the processing of personal data and the cross-border transfer of such data. Tectonic will be subject to the GDPR to the extent Tectonic processes the personal data of individuals based in the EEA/UK.

Employees and Human Capital

As of February 4, 2024, Tectonic had 44 full-time employees, 32 of whom were primarily engaged in research and development activities and 35 of Tectonic’s employees had an M.D. or Ph.D. degree. None of Tectonic’s employees is represented by a labor union and Tectonic considers its employee relations to be good.

Tectonic’s human capital objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating Tectonic’s existing and additional employees. The principal purposes of Tectonic’s equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards.

Facilities

Tectonic’s headquarters are currently located in Watertown, Massachusetts and consists of approximately 19,000 square feet of leased research laboratory and office space under a lease that expires in January 2026. Tectonic believes that its facilities are adequate to meet its current needs.

Legal Proceedings

From time to time, Tectonic may become involved in legal proceedings arising in the ordinary course of its business. Tectonic is not currently a party to any material legal proceedings, and Tectonic is not aware of any pending or threatened legal proceeding against Tectonic that Tectonic believes could have an adverse effect on Tectonic’s business, operating results or financial condition.

AVROBIO’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of AVROBIO’s financial condition and results of operations should be read in conjunction with AVROBIO’s consolidated financial statements and notes thereto appearing elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to AVROBIO’s plans and strategy for AVROBIO’s business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, AVROBIO’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

AVROBIO is a gene therapy company with a purpose to free people from a lifetime of genetic disease. AVROBIO has been focused on developing potentially curative HSC gene therapies to treat patients with rare diseases following a single dose treatment regimen. The gene therapies AVROBIO has been developing employ HSCs that are harvested from the patient and then modified with a lentiviral vector to insert the equivalent of a functional copy of the gene that is mutated in the target disease. AVROBIO believes that its approach, which is designed to transform stem cells from patients into therapeutic products, has the potential to provide curative benefit for a range of diseases. AVROBIO’s development focus has been on a group of rare genetic diseases referred to as lysosomal disorders, some of which today are primarily managed with ERTs.

On July 12, 2023, following a comprehensive review of AVROBIO’s business by the AVROBIO Board, AVROBIO announced its intention to halt development of its programs and explore strategic alternatives focused on maximizing stockholder value, which may include, but are not limited to, an acquisition, a merger, business combination or divestiture.

Subsequently, in connection with ongoing cost reduction efforts related to AVROBIO’s ongoing review of potential strategic alternatives, AVROBIO has terminated all AVROBIO-sponsored treatment-related and AVROBIO-sponsored long-term follow-up clinical studies relating to AVROBIO’s AVR-RD-02 (Gaucher disease type 1) program, and AVROBIO-sponsored long term follow-up studies relating to AVROBIO’s AVR-RD-01 (Fabry disease) program (which AVROBIO previously deprioritized). In addition, in September 2023, AVROBIO terminated its agreements with the University of Manchester for the license and development of a gene therapy for MPSII (Hunter syndrome) and discontinued AVROBIO’s AVR-RD-05 (Hunter syndrome gene therapy) program. Previously, in June 2023, AVROBIO sold its cystinosis gene therapy program to Novartis. As of the date of the filing of this proxy statement/prospectus, AVROBIO currently has a total of three gene therapy product candidates, none of which are currently in active clinical development, including AVR-RD-02 for the treatment of Gaucher disease type 1 and type 3, AVR-RD-03 for the treatment of Pompe disease and AVR-RD-01 for the treatment of Fabry disease.

After a comprehensive review of strategic alternatives, including identifying and reviewing potential candidates for a strategic transaction, on January 30, 2024, AVROBIO entered into the Merger Agreement, with Merger Sub and Tectonic, pursuant to which Merger Sub will merge with and into Tectonic, with Tectonic surviving as AVROBIO’s wholly-owned subsidiary. The merger was unanimously approved by the AVROBIO Board, and the AVROBIO Board resolved to recommend approval of the Merger Agreement to AVROBIO stockholders. In connection with the merger, certain investors have agreed to purchase shares of Tectonic common stock at a purchase price of $12.39908 per share, subject to and immediately prior to the closing of the merger, pursuant to the terms of the Subscription Agreement, and certain investors have consummated or will consummate certain additional purchases of Tectonic common stock pursuant to the conversion of the Company SAFEs entered into by such investors and Tectonic, for an aggregate purchase price among the transactions contemplated by the Subscription Agreement and such Company SAFEs of approximately $130.7 million. At the effective time of the merger, each share of then-outstanding Tectonic common stock will be converted into the right to receive a number of shares of AVROBIO common stock, equal to the exchange ratio as set forth in the Merger Agreement. Concurrently with the closing of the merger, and assuming approval by AVROBIO stockholders, AVROBIO anticipates effecting a reverse stock split at a ratio in the range between 1:3 to 1:30, inclusive. Additionally, at or prior to the effective time of the merger, AVROBIO and a rights agent will enter into a CVR Agreement, pursuant to which AVROBIO stockholders of record as of immediately prior to such effective time (including holders of AVROBIO common stock issued upon settlement of the AVROBIO RSUs) will receive one non-transferable CVR for each outstanding share of AVROBIO common stock held by such stockholder on such date.

The closing of the merger is subject to approval by AVROBIO stockholders and Tectonic stockholders, as well as other customary closing conditions, including the effectiveness of a registration statement on Form S-4 filed with the SEC in connection with the transaction and Nasdaq’s approval of the listing of the shares of the AVROBIO common stock to be issued in connection with the proposed merger. The closings of the private financings are conditioned upon the satisfaction or waiver of the conditions to the closing of the merger as well as certain other conditions. The closing of the merger is conditioned upon the satisfaction or waiver of the receipt of cash proceeds not less than $114.5 million in connection with the consummation of the transactions contemplated by the private financings. If the transactions are completed, the business of Tectonic will continue as the business of the combined company.

AVROBIO’s future operations are highly dependent on the success of the merger and there can be no assurances that the merger will be successfully consummated. There can be no assurance that the strategic review process or any transaction relating to a specific asset, including the merger and any AVROBIO asset sale, will result in AVROBIO pursuing such a transaction(s), or that any transaction(s), if pursued, will be completed on terms favorable to AVROBIO and its stockholders in the existing AVROBIO entity or any possible entity that results from a combination of entities. If the strategic review process is unsuccessful, and if the merger is not consummated, the AVROBIO Board may decide to pursue a dissolution and liquidation of AVROBIO.

Since AVROBIO’s inception in 2015, AVROBIO has devoted substantially all of its resources to organizing and staffing the company, business planning, raising capital, acquiring or discovering product candidates and securing related intellectual property rights, conducting discovery, research and development activities for its programs and planning for potential commercialization. To date, AVROBIO has not generated any product revenue and has financed operations primarily through the private placement of its securities and through public offerings of AVROBIO common stock. Through December 31, 2023, AVROBIO had received gross cash proceeds of $87.5 million from sales of AVROBIO’s preferred stock; gross cash proceeds, before deducting underwriting discounts and commissions and expenses, of $428.1 million from sales of AVROBIO common stock through AVROBIO’s IPO and follow-on offerings; gross cash proceeds, before deducting commissions and expenses, of $23.5 million from sales of AVROBIO common stock through AVROBIO’s ATM facility; $15.0 million drawn in term loans under the Term Loan Agreement, which was repaid in full and terminated on June 9, 2023; and gross proceeds, before deducting transaction costs, of $87.5 million from the sale of AVROBIO’s cystinosis gene therapy program.

Additionally, AVROBIO has incurred significant operating losses. AVROBIO’s ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of AVROBIO’s current or future product candidates and programs. AVROBIO’s net income (lossses) were $12.2 million and $(105.9) million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, AVROBIO had an accumulated deficit of $477.3 million. Should AVROBIO resume development of its product candidates, AVROBIO would expect to continue to incur significant expenses for at least the next several years as it advances product candidates from preclinical development and clinical trials and seeks regulatory approval of the product candidates. Should AVROBIO resume development of its product candidates, it would expect to expend significant resources to advance these candidates. In addition, if AVROBIO obtains marketing approval for any of the product candidates, AVROBIO expects to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution.

Should AVROBIO resume development of its product candidates, it would need substantial additional funding to support continuing operations and pursue its growth strategy. Until such time as AVROBIO can generate significant revenue from product sales, if ever, AVROBIO expects to finance its operations with proceeds from outside sources, with a majority of such proceeds to be derived from sales of equity. AVROBIO may also pursue additional funding from outside sources, including borrowing arrangements and entry into potential future collaboration agreements for one or more of its programs. AVROBIO may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all.

Because of the numerous risks and uncertainties associated with product development, AVROBIO is unable to predict the timing or amount of increased expenses or when or if AVROBIO will be able to achieve or maintain profitability, should AVROBIO resume development of its product candidates. Even if AVROBIO is able to generate product sales, AVROBIO may not become profitable. If AVROBIO fails to become profitable or is unable to sustain profitability on a continuing basis, AVROBIO may be unable to continue operations at planned levels and be forced to reduce or terminate operations.

Components of AVROBIO’s Consolidated Results of Operations

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the discovery and development of AVROBIO’s product candidates. AVROBIO expenses research and development costs as incurred. These expenses consist of costs incurred in connection with the development of AVROBIO’s product candidates, including:

•	license maintenance fees and milestone fees incurred in connection with various license agreements;

•

expenses incurred under agreements with CROs, CMOs, as well as investigative sites and consultants that conduct AVROBIO’s clinical trials, preclinical studies and other scientific development services;

•	manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical and clinical trial materials and commercial materials, including manufacturing validation batches;

•	costs of purchasing lab supplies and non-capital equipment used in AVROBIO’s preclinical activities;

•	employee-related expenses, including salaries, related benefits, travel and stock-based compensation expense for employees engaged in research and development functions;

•	costs related to compliance with regulatory requirements; and

•	allocated facilities costs, depreciation and other expenses, which include rent and utilities.

AVROBIO recognizes external development costs based on an evaluation of the progress to completion of specific tasks using information provided to AVROBIO by its service providers.

AVROBIO’s direct research and development expenses are tracked on a program-by-program basis for AVROBIO’s product candidates and consist primarily of external costs, such as fees paid to outside consultants, CROs, CMOs, and central laboratories in connection with AVROBIO’s preclinical development, process development, manufacturing and clinical development activities. AVROBIO’s direct research and development expenses by program also include fees incurred under license agreements. AVROBIO does not allocate employee costs or facility expenses, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. AVROBIO uses internal resources primarily to oversee the research and discovery as well as for managing AVROBIO’s preclinical development, process development, manufacturing and clinical development activities. These employees work across multiple programs and, therefore, AVROBIO does not track their costs by program.

Total research and development expenses decreased during the year ended December 31, 2023 as compared to the year ended December 31, 2022, which was driven by AVROBIO’s decision to halt further development of its programs and explore strategic alternatives. This decrease was partially offset by increases in expenses related to AVROBIO’s Gaucher and Hunter product candidates, which were driven by costs associated with the termination of these programs.

The table below summarizes AVROBIO’s research and development expenses related to AVROBIO’s product candidates (in thousands):

	Year Ended December 31,
	2023	2022
Gaucher	$10,859	$8,662
Hunter	6,599	4,968
Fabry	2,775	9,644
Cystinosis	439	4,615
Pompe	(58)	830
Other research activities	189	105
Unallocated research and development expenses	26,897	43,362

Total research and development expenses	$47,700	$72,186

Research and development activities are central to AVROBIO’s business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. Should AVROBIO resume development of its product candidates, AVROBIO would expect AVROBIO’s research and development expenses will increase substantially over the next several years, particularly as AVROBIO increases personnel costs, including stock-based compensation, contractor costs and facilities costs and advance the development of its product candidates. Should AVROBIO resume development of its product candidates, AVROBIO also expects to incur additional expenses related to milestone and royalty payments payable to third parties with whom AVROBIO has entered into license agreements to acquire the rights to AVROBIO’s product candidates. Please see “Risk Factors—Risks Related to AVROBIO’s Business, Financial Position and Need for Additional Capital—AVROBIO has incurred net losses since inception. AVROBIO expects to incur net losses for the foreseeable future and may never achieve or maintain profitability” beginning on page 48 of this proxy statement/prospectus.

The successful development and commercialization of AVROBIO’s product candidates is highly uncertain. At this time, AVROBIO cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the preclinical and clinical development of any of AVROBIO’s product candidates should we resume their development, or when, if ever, material net cash inflows may commence from any of AVROBIO’s product candidates. This uncertainty is due to the numerous risks and uncertainties associated with product development and commercialization, including the uncertainty of:

•	the scope, progress, outcome and costs of AVROBIO’s preclinical development activities, clinical trials and other research and development activities;

•	establishing an appropriate safety profile with IND-enabling studies;

•	successful patient enrollment in, and the design, initiation and completion of, clinical trials;

•	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•	development and timely delivery of commercial-grade drug formulations that can be used in AVROBIO’s clinical trials and for commercial launch;

•	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;

•	significant and changing government regulation;

•	launching commercial sales of AVROBIO’s product candidates, if and when approved, whether alone or in collaboration with others;

•	maintaining a continued acceptable safety profile of the product candidates following approval; and

•	the risks disclosed in the section entitled “Risk Factors” beginning on page 36 of this proxy statement/prospectus.

Should AVROBIO resume development of its product candidates, AVROBIO may never succeed in achieving regulatory approval for any of AVROBIO’s product candidates. AVROBIO may obtain unexpected results from AVROBIO’s clinical trials. AVROBIO may elect to discontinue, delay or modify clinical trials of some product candidates or focus on others. Any changes in the outcome of any of these variables with respect to the development of AVROBIO’s product candidates in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. For example, if the FDA or another regulatory authority were to delay AVROBIO’s planned start of clinical trials or require AVROBIO to conduct clinical trials or other testing beyond those that AVROBIO currently expects, or if AVROBIO experiences significant delays in enrollment in any of AVROBIO’s planned clinical trials, AVROBIO could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate. Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and AVROBIO may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, AVROBIO’s product candidates, if approved, may not achieve commercial success.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, related benefits, travel and stock-based compensation expense for personnel in executive, finance and administrative functions. General and administrative expenses also include professional fees for legal, consulting, accounting and audit services.

Should AVROBIO resume development of its product candidates, AVROBIO would anticipate that its general and administrative expenses would increase as AVROBIO increases its headcount to support research activities and development of its product candidates. AVROBIO also anticipates that it would incur increased accounting, audit, legal, compliance, director and officer insurance costs as well as investor and public relations expenses associated with being a public company. AVROBIO anticipates the additional costs for these services would substantially increase AVROBIO’s general and administrative expenses. Additionally, if and when AVROBIO believes a regulatory approval of a product candidate appears likely, AVROBIO anticipates an increase in payroll and other commercialization-related expenses as a result of AVROBIO’s preparation for commercial operations, especially as it relates to the sales and marketing of AVROBIO’s product candidates.

Other Income (Expense), Net

Other (expense) income, net primarily consists of interest income earned on AVROBIO’s cash and cash equivalents, and changes in foreign currency, and interest expense related to AVROBIO’s Term Loan Agreement.

Consolidated Results of Operations

Comparison of the Years ended December 31, 2023 and 2022

The following table summarizes AVROBIO’s consolidated results of operations (in thousands):

	Year Ended December 31,
	2023	2022	Change
Operating expenses:
Research and development	$47,700	$72,186	$(24,486)
General and administrative	23,967	33,248	(9,281)

Total operating expenses	71,667	105,434	(33,767)

Gain on asset sale	83,736	—	83,736

Loss on impairment	(1,877)	—	(1,877)

Income (loss) from operations	10,192	(105,434)	115,626
Other income (expense):
Interest income (expense), net	2,420	(299)	2,719
Other expense, net	(78)	(157)	79
Total other income (expense), net	2,342	(456)	2,798

Income (loss) before income taxes	12,534	(105,890)	118,424

Provision for income tax expense	377	—	377

Net income (loss)	$12,157	$(105,890)	$118,047

Research and Development Expenses

Research and development expenses decreased by $24.5 million to $47.7 million for the year ended December 31, 2023, from approximately $72.2 million for the year ended December 31, 2022. This decrease was driven by a $12.3 million decrease in personnel-related and consulting costs, including non-cash stock-based compensation, a $7.8 million decrease in manufacturing costs, a $2.5 million decrease in preclinical costs, a $1.5 million decrease in allocated facility expense, and a $0.3 million decrease in development costs, which includes a payment made in connection with the termination of the MPSII License Agreement.

General and Administrative Expenses

General and administrative expenses decreased by $9.3 million to $24.0 million for the year ended December 31, 2023, from to $33.2 million for the year ended December 31, 2022. This decrease was driven by a $10.8 million decrease in personnel-related and consulting costs, including non-cash stock-based compensation and a $0.9 million decrease in information technology-related costs which was partially offset by a $2.4 million increase in legal expenses.

Gain on Asset Sale

For the year ended December 31, 2023 AVROBIO recognized $83.7 million as a gain on asset sale, net of $3.8 million in transaction costs AVROBIO completed the Cystinosis Sale on June 9, 2023.

Loss on Impairment

For the year ended December 31, 2023 AVROBIO recognized a $1.9 million loss on impairment. Of this amount, $0.9 million is related to the loss on impairment of property, plant, and equipment as a result of the reclassification of these assets to held for sale. In addition, $0.9 million is related to the loss on impairment of the right of use asset for the subleased lab space located in Cambridge, Massachusetts, which is no longer in use.

Other Income (Expense), Net

Other income (expense), net was $2.3 million for the year ended December 31, 2023, compared to $(0.5) million of other income (expense), net for the year ended December 31, 2022. The increase in income was driven by a $2.8 million increase in interest income earned on short-term money market funds. Interest expense is relatively consistent period over period. The Term Loan Agreement was terminated in the second quarter of 2023 which resulted in an increase in interest expense from the loss on the extinguishment of debt due to the write-off of the debt discount balance.

Provision for Income Tax Expense

For the year ended December 31, 2023 AVROBIO recognized $0.4 million as a provision for income tax expense as a result of income recognized from the Cystinosis Sale.

Liquidity and Capital Resources

Since AVROBIO’s inception, AVROBIO has not generated any revenue and have incurred significant operating losses and negative cash flows from AVROBIO’s operations. AVROBIO has funded AVROBIO’s operations to date primarily with proceeds from the sale of preferred stock and AVROBIO’s common stock through AVROBIO’s IPO, and AVROBIO has raised additional capital through subsequent follow-on offerings and AVROBIO’s ATM facility. Through December 31, 2023, AVROBIO had received gross cash proceeds of $87.5 million from sales of AVROBIO’s preferred stock; gross cash proceeds, before deducting underwriting discounts and commissions and expenses, of $428.1 million from sales of AVROBIO’s common stock through AVROBIO’s IPO and follow-on offerings; gross cash proceeds, before deducting commissions and expenses, of $23.5 million from sales of AVROBIO’s common stock in “at-the-market” offerings under AVROBIO’s ATM facility; $15.0 million drawn in term loans under the Term Loan Agreement, which was repaid in full and terminated on June 9, 2023; and gross proceeds, before deducting transaction costs, of $87.5 million from the sale of AVROBIO’s cystinosis gene therapy program.

On July 1, 2019, AVROBIO filed a shelf registration statement on Form S-3 with the SEC (the “July 2019 Shelf”), which covers the offering, issuance and sale by AVROBIO of up to an aggregate of $200.0 million of AVROBIO’s common stock, preferred stock, debt securities, warrants and/or units. AVROBIO simultaneously entered into a Sales Agreement with Cowen and Company, LLC, as sales agent, to provide for the offering, issuance and sale by AVROBIO of up to $50.0 million of AVROBIO’s common stock from time to time in ATM offerings under the July 2019 Shelf. The July 2019 Shelf was declared effective by the SEC on July 10, 2019.

On December 20, 2019, AVROBIO filed a shelf registration statement on Form S-3 with the SEC, or the December 2019 Shelf, which covers the offering, issuance and sale by AVROBIO of up to an aggregate of $250.0 million of AVROBIO’s common stock, preferred stock, debt securities, warrants and/or units. The December 2019 Shelf was declared effective by the SEC on January 14, 2020.

In July 2019, AVROBIO closed an underwritten public offering (the “July 2019 Follow-On Offering”) under the July 2019 Shelf of 7,475,000 shares of AVROBIO’s common stock at a public offering price of $18.50 per share, which included 975,000 shares of AVROBIO’s common stock resulting from the full exercise of the underwriters’ option to purchase additional shares at the public offering price. The net proceeds to AVROBIO from this offering, after deducting underwriting discounts and commissions and other offering expenses payable by AVROBIO, were $129.5 million.

In February 2020, AVROBIO closed an underwritten public offering (the “February 2020 Follow-On Offering”) under the December 2019 Shelf of 4,350,000 shares of AVROBIO’s common stock at a public offering price of $23.00 per share. The net proceeds to AVROBIO from this offering, after deducting underwriting discounts and commissions and other offering expenses payable by AVROBIO, were $93.6 million.

In June 2020, AVROBIO sold an aggregate of 384,140 shares of common stock under the ATM facility for net proceeds, after deducting commissions and other offering expenses payable by AVROBIO, of $8.1 million.

In November 2020, AVROBIO closed an underwritten public offering (the “November 2020 Follow-On Offering”) of 5,000,000 shares of AVROBIO’s common stock at a public offering price of $15.00 per share. The net proceeds to AVROBIO from the November 2020 Follow-On Offering, after deducting underwriting discounts and commissions and other offering expenses payable by AVROBIO, were $70.2 million.

In May 2021, AVROBIO sold an aggregate of 1,829,268 shares of common stock under the ATM facility for net proceeds, after deducting commissions and other offering expenses payable by AVROBIO, of $14.5 million. As of September 30, 2023, approximately $26.5 million of common stock remained available for future issuance under the ATM facility.

On November 2, 2021 (the “Term Loan Agreement Closing Date”), AVROBIO entered into the Term Loan Agreement. The Term Loan Agreement provided for (i) on the Term Loan Agreement Closing Date, $30.0 million aggregate principal amount of term loans available through October 31, 2023; (ii) an additional $20.0 million in term loan facilities available through October 31, 2023 upon the achievement of certain regulatory or clinical milestones prior to the time of draw; and (iii) an additional discretionary $15.0 million term loan facility available upon AVROBIO’s request and approval by the Agent and the Lenders, (collectively, the “Term Loans”). AVROBIO drew $15.0 million in term loans on the Term Loan Agreement Closing Date. On June 9, 2023, upon the closing of the Cystinosis Sale, all outstanding amounts due and owed, including principal, interest, and other charges, under the Term Loan Agreement, dated as of November 2, 2021, by and among AVROBIO, SVB and the other parties thereto, were repaid in full and the Term Loan Agreement was terminated. Upon repayment, the obligations of AVROBIO under the Term Loan Agreement were satisfied in full, the Term Loan Agreement and all related loan documents were terminated and all liens and security interests granted thereunder were released and terminated (excluding certain indemnification obligations that expressly survive termination of the Term Loan Agreement).

In July 2022, the July 2019 Shelf expired, and on November 8, 2022, AVROBIO filed a shelf registration statement on Form S-3 with the SEC (the “November 2022 Shelf”), which covered the offering, issuance and sale by AVROBIO of up to an aggregate of $250.0 million of AVROBIO’s common stock, preferred stock, debt securities, warrants and/or units. The December 2019 Shelf expired in December 2022, and the November 2022 Shelf carried forward unsold securities previously covered by the December 2019 Shelf, thus registering an aggregate total of $250.0 million of AVROBIO’s common stock, preferred stock, debt securities, warrants and/or units. In connection with the November 2022 Shelf, AVROBIO simultaneously entered into a new Sales Agreement with Cowen and Company, LLC, as sales agent, to provide for the offering, issuance and sale by AVROBIO of up to $50.0 million of AVROBIO’s common stock from time to time in under the ATM Facility. As of the date hereof, AVROBIO have not made any sales under the ATM Facility. On November 3, 2023, AVROBIO withdrew the November 2022 Shelf. AVROBIO will not make any potential sales under the ATM Facility until a new shelf registration statement on Form S-3 is filed and declared effective.

As of December 31, 2023, AVROBIO had cash and cash equivalents of $98.0 million. Cash in excess of immediate requirements is invested primarily with a view to liquidity and capital preservation.

AVROBIO’s material cash requirements include contractual obligations with third parties. AVROBIO has non-cancelable operating leases for office and laboratory space, which are located in Cambridge, Massachusetts and will expire in April 2024. As of December 31, 2023, AVROBIO expects its future minimum lease payments under this commitment to total approximately $0.9 million in 2024. These minimum lease payments do not include any related common area maintenance charges or real estate taxes.

AVROBIO enters into contracts in the normal course of business with CROs, CMOs and other third parties for clinical trials, preclinical research studies and testing and manufacturing services. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including noncancelable obligations of AVROBIO’s service providers, up to the date of cancellation. These payments are not included above as the amount and timing of such payments are not known.

In addition, pursuant to AVROBIO’s current or former license agreements with UHN, BioMarin, The University of Manchester, Papillon and the Lund University rights holders, AVROBIO is or was required to make certain milestone and royalty payments to AVROBIO’s licensors. See “Business-License Agreements” for additional details regarding AVROBIO’s payment obligations to these licensors.

Cash Flows

The following table summarizes AVROBIO’s cash flows for each of the periods presented (in thousands):

	Year Ended December 31,
	2023	2022
Net cash used in operating activities	$(63,190)	$(97,208)
Net cash provided by (used in) investing activities	85,076	(267)
Net cash (used in) provided by financing activities	(16,029)	262

Net increase (decrease) increase in cash, cash equivalents and restricted cash	$5,857	$(97,213)

Operating Activities

During the year ended December 31, 2023, operating activities used $63.2 million of cash and cash equivalents, resulting from AVROBIO’s net income of $12.2 million, including gain on asset sale of $83.7 million, which was offset by the gain on asset sale that is classified as investing activities, net non-cash charges of $12.7 million and changes in AVROBIO’s operating assets and liabilities of $4.3 million. Net cash used by changes in AVROBIO’s operating assets and liabilities for the year ended December 31, 2023 was primarily due to a $6.7 million decrease in accrued expenses and other current liabilities and a $2.5 million decrease in current and non-current operating lease liabilities, partially offset by a $5.2 million decrease in prepaids and other current assets. The non-cash charges included $6.9 million of stock-based compensation expense, $1.9 million in non-cash asset impairment charges, $1.1 million in non-cash interest expense, $1.9 million in non-cash lease expense, and $0.6 million in depreciation and amortization expense.

During the year ended December 31, 2022, operating activities used $97.2 million of cash and cash equivalents, resulting from AVROBIO’s net loss of $(105.9) million and cash used by changes in AVROBIO’s operating assets and liabilities of $7.4 million which was offset by non-cash charges of $16.1 million. Net cash used by changes in AVROBIO’s operating assets and liabilities for the year ended December 31, 2022 consists primarily of a $2.5 million decrease in prepaid expenses and other current assets, a $3.9 million decrease in accrued expenses and other currently liabilities, a $3.1 million decrease in accounts payable, and a $2.9 million decrease in current and non-current operating lease liabilities. The increase in accrued expenses and other current liabilities was primarily due to an increase in accrued compensation and benefit costs.

Investing Activities

Net cash provided by (used in) investing activities was $85.1 million for the year ended December 31, 2023 compared to $(0.3) million for the year ended December 31, 2022. The increase in cash provided by investing activities is related to the net proceeds received for the sale of the cystinosis program in the second quarter of 2023 for proceeds net of transaction costs of $83.7 million, and $1.4 million in proceeds from the sale of property, plant, and equipment.

Financing Activities

Net cash used by financing activities was $16.0 million for the year ended December 31, 2023 compared to net cash provided by financing activities of $0.3 million for the year ended December 31, 2022. The change is related to the repayment of the Term Loan Agreement in the second quarter of 2023.

Funding Requirements

Should AVROBIO resume development of its product candidates, AVROBIO would expect its expenses to increase substantially in connection with such activities, particularlywith respect to the preclinical activities and clinical trials of AVROBIO’s product candidates. AVROBIO’s expenses would also increase should AVROBIO:

•	continue its development of its product candidates, including enrollment and dosing of patients in clinical trials;

•	initiates clinical trials and preclinical studies for AVROBIO’s product candidates;

•	seeks to identify and develop or in-license or acquire additional product candidates and technologies;

•	seeks to industrialize AVROBIO’s HSC gene therapy approach into a robust, scalable and, if approved, commercially viable process;

•	seeks marketing approvals for AVROBIO’s product candidates that successfully complete clinical trials, if any;

•	establishes a sales, marketing and distribution infrastructure to commercialize any product candidates for which AVROBIO may obtain marketing approval;

•	hires and retains additional personnel, such as clinical, quality control, and scientific personnel;

•

expands AVROBIO’s infrastructure, office space and facilities to accommodate AVROBIO’s employee base, including adding equipment and physical infrastructure to support AVROBIO’s research and development; and

•	continues to incur additional public company-related costs.

Until such time, if ever, that AVROBIO can generate product revenue sufficient to achieve profitability, AVROBIO expects to finance AVROBIO’s cash needs through a combination of equity offerings, debt financings, collaboration agreements, government and other third-party funding, strategic alliances, licensing arrangements or marketing and distribution arrangements. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting AVROBIO’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If AVROBIO raises additional funds through government and other third-party funding, collaboration agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, AVROBIO may have to relinquish valuable rights to AVROBIO’s technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to AVROBIO. If AVROBIO is unable to raise additional funds through equity or debt financings when needed, AVROBIO may be required to delay, limit, reduce or terminate AVROBIO’s product development or future commercialization efforts or grant rights to develop and market products or product candidates that AVROBIO would otherwise prefer to develop and market itself.

Critical Accounting Policies and Significant Judgments and Estimates

AVROBIO’s consolidated financial statements are prepared in accordance with GAAP principles in the United States. The preparation of AVROBIO’s consolidated financial statements and related disclosures requires AVROBIO to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and the disclosure of contingent assets and liabilities in AVROBIO’s financial statements.

AVROBIO bases its estimates on historical experience, known trends and events and various other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. AVROBIO evaluates its estimates and assumptions on an ongoing basis. AVROBIO’s actual results may differ from these estimates under different assumptions or conditions.

While AVROBIO’s significant accounting policies are described in more detail in Note 2 “Summary of Significant Accounting Policies” to AVROBIO’s consolidated financial statements appearing in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on March 14, 2024, AVROBIO believes that the following accounting policies are those most critical to the judgments and estimates used in the preparation of AVROBIO’s consolidated financial statements.

Accrued Research and Development Expenses

As part of the process of preparing AVROBIO’s consolidated financial statements, AVROBIO is required to estimate its accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with AVROBIO’s personnel to identify services that have been performed on AVROBIO’s behalf and estimating the level of service performed and the associated cost incurred for the service when AVROBIO has not yet been invoiced or otherwise notified of actual costs. The majority of AVROBIO’s service providers invoice AVROBIO in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advanced payments. AVROBIO makes estimates of its accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to AVROBIO at that time. AVROBIO periodically confirms the accuracy of these estimates with the service providers and make adjustments if necessary. Examples of estimated accrued research and development expenses include fees paid to:

•	vendors, including central laboratories, in connection with preclinical development activities;

•	CROs and investigative sites in connection with preclinical and clinical studies; and

•	CMOs in connection with drug substance and drug product formulation of preclinical and clinical trial materials.

AVROBIO bases its expenses related to preclinical studies and clinical trials on AVROBIO’s estimates of the services received and efforts expended pursuant to quotes and contracts with multiple research institutions and CROs that conduct and manage preclinical studies and clinical trials on AVROBIO’s behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to AVROBIO’s vendors will exceed the level of services provided and result in a prepayment of the expense. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, AVROBIO estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, AVROBIO adjusts the accrual or the amount of prepaid expenses accordingly. Although AVROBIO does not expect its estimates to be materially different from amounts actually incurred, AVROBIO’s understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to AVROBIO’s prior estimates of accrued research and development expenses.

Stock-Based Compensation

AVROBIO measures stock options and other stock-based awards granted to employees and members of the AVROBIO Board for their services as directors based on the fair value on the date of the grant and recognize the corresponding compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective award. AVROBIO has issued stock options, restricted stock and RSUs with service-based vesting conditions.

Modifications to stock-based awards are treated as an exchange of the original award for a new award with total compensation equal to the grant-date fair value of the original award plus any incremental value of the modification. The incremental value is based on the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

Prior to the adoption of Accounting Standards Update (ASU) No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (ASU 2018-07), as discussed in Note 2 “Summary of Significant Accounting Policies” to AVROBIO’s consolidated financial statements appearing in AVROBIO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on March 14, 2024, the measurement date for non-employee awards was generally the date the services were completed, resulting in financial reporting period adjustments to stock-based compensation during the vesting terms for changes in the fair value of the awards. After the adoption of ASU 2018-07, the measurement date for non-employee awards is the later of the adoption date of ASU 2018-07, or the date of grant, without change in the fair value of the award.

AVROBIO estimates the fair value of each stock option grant using the Black-Scholes option-pricing model, which uses as inputs the estimated fair value of AVROBIO common stock and assumptions AVROBIO makes for the volatility of AVROBIO common stock, the expected term of AVROBIO stock options, the risk-free interest rate for a period that approximates the expected term of AVROBIO stock options and AVROBIO expected dividend yield.

AVROBIO determined the assumptions for the Black-Scholes option-pricing model as discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

•

Determination of the Fair Value of Common Stock. The fair value of AVROBIO common stock is determined based on the quoted market price of AVROBIO common stock. Prior to AVROBIO’s IPO, there was no public market for AVROBIO common stock, and consequently, the estimated fair value of AVROBIO common stock was determined by the AVROBIO Board as of the date of each option grant, with input from management, considering third-party valuations of AVROBIO common stock as well as the AVROBIO Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Following the closing of AVROBIO’s IPO, it was no longer necessary for the AVROBIO Board to estimate the fair market value of AVROBIO common stock in connection with AVROBIO’s accounting for granted equity awards.

•

Expected Term. The expected term represents the period that the stock-based awards are expected to be outstanding. The expected term of stock options granted has been determined using the simplified method, which uses the midpoint between the vesting date and the contractual term.

•

Risk-Free Interest Rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant for zero-coupon U.S. Treasury constant maturity notes with terms approximately equal to the stock-based award’s expected term.

•

Expected Volatility. Because AVROBIO does not have long-term trading history of AVROBIO’s common stock, the expected volatility was derived from the average historical stock volatilities of several public companies within AVROBIO’s industry that AVROBIO considers to be comparable to AVROBIO’s business over a period equivalent to the expected term of the stock-based awards.

•	Dividend Rate. The expected dividend is zero as AVROBIO has not paid and does not anticipate paying any dividends in the foreseeable future.

If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

Off-Balance Sheet Arrangements

We did not have, during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact AVROBIO’s financial position and results of operations is disclosed in AVROBIO’s consolidated financial statements beginning on page F-1 of this proxy statement/prospectus.

TECTONIC MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of Tectonic’s financial condition and results of operations together with the sectioned titled “Tectonic’s Business” and Tectonic’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to Tectonic’s plans and strategy for its business and related financing, includes forward-looking statements that involve risks, uncertainties, and assumptions. As a result of many factors, including those factors set forth in the section titled “Risk Factors—Risks Related to Tectonic,” Tectonic’s actual results could differ materially from the results described in or implied by these forward-looking statements. You should carefully read the section titled “Risk Factors—Risks Related to Tectonic” to gain an understanding of the factors that could cause actual results to differ materially from Tectonic’s forward-looking statements. Please also see the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Overview

Tectonic is a biotechnology company focused on the discovery and development of therapeutic proteins and antibodies that modulate the activity of GPCRs. The discovery of biologics that can modulate GPCRs has historically been quite challenging. Tectonic has developed a proprietary technology platform called GEODe™, with the aim of addressing these challenges to enable the discovery and development of GPCR-targeted biologic medicines that can modify the course of disease. Tectonic focuses on areas of significant unmet medical need, often where therapeutic options are poor or nonexistent, as these are areas where new medicines have the potential to improve patient quality of life.

GPCRs are receptor molecules found on the surface of cells that act as sensors for various extracellular stimuli to enable communication between cells and their environment. These molecules regulate diverse aspects of human biology including blood pressure, glucose metabolism, transmission between neurons and immune surveillance. There are over 800 human genes encoding GPCRs, underscoring the extent to which nature has relied on this molecular system for physiological control. The breadth of effects controlled by GPCRs is best illustrated by the fact that greater than 30% of all approved drugs address targets in this class. The vast majority of these drugs, however, are small molecules, and their targets have been largely confined to a few GPCR subfamilies, many of which have a natural ligand that is also a small molecule. Tectonic believes there are many situations where biologics could present advantages over small molecules for this class of targets. For instance, when targeting a single member of a highly related family of GPCRs, the selectivity profile achievable with an antibody may be preferable to that of a small molecule to optimize therapeutic efficacy and safety for the patient. Conversely, when multi-modal action is needed to achieve a desired physiological effect, proteins engineered for bispecific function allow for dual target engagement, unlike small molecules that are generally optimized for action on a single target. Tectonic is focused on developing biologics to address GPCRs with the goal of capturing such opportunities.

It has been historically difficult, however, to discover therapeutic proteins and antibodies that bind to and modulate the activity of GPCRs because of the low endogenous level of expression of many GPCRs, complex biochemistry and their inherent instability when removed from their natural environment, the cell membrane. With the goal of unlocking the potential for biologic therapeutics to broaden the clinical utility of GPCRs, Tectonic uses its proprietary GEODe™ technology platform in an attempt to overcome the known challenges of GPCR-targeted drug discovery.

Tectonic’s lead asset, TX45, is an Fc-relaxin fusion molecule that activates the RXFP1 receptor, the GPCR target of the hormone, relaxin. Relaxin is an endogenous protein, expressed at low levels in both men and women. In normal human physiology, relaxin is upregulated during pregnancy where it exerts vasodilative effects, reduces systemic and pulmonary vascular resistance and increases cardiac output to accommodate the increased demand for oxygen and nutrients from the developing fetus. Relaxin also exerts anti-fibrotic effects on pelvic ligaments to facilitate delivery of the baby. It has long been hypothesized that these unique dual aspects of relaxin biology may offer therapeutic potential in the treatment of cardiovascular disease. Unfortunately, the development of a viable therapeutic has been challenging, primarily because of relaxin’s very short half-life. Tectonic believes TX45’s pharmacological profile, the direct result of applying Tectonic’s protein engineering capabilities, has the potential to, can overcome the limitations that have impeded previous attempts to develop relaxin as a therapeutic protein. To interrogate the therapeutic potential of relaxin, Tectonic has identified: Group 2 Pulmonary Hypertension (“PH”) in the setting of Heart Failure with Preserved Ejection Fraction (“HFpEF”) referred to as Group 2 PH /HFpEF hereafter, as the initial disease setting. Tectonic hypothesizes that in this setting, treatment with relaxin could improve hemodynamics through effects on vasodilation and potential remodeling in both the pulmonary vessels and the heart which could translate into a clinically meaningful improvement in exercise capacity in these patients. Clinical trials are planned to confirm this hypothesis. Despite this belief, Tectonic’s business carries substantial risks, including Tectonic’s limited experience in therapeutic discovery and development, and the risk that that the platform may never result in the regulatory approval of a product candidate.

Since Tectonic’s inception in 2019, Tectonic’s operations have focused on organizing and staffing the company, business planning, raising capital, establishing Tectonic’s intellectual property portfolio and conducting preclinical studies and clinical trials. Tectonic does not have any product candidates approved for sale and has not generated any revenue from product sales. Tectonic has funded its operations primarily with proceeds from sales of Series A-1, A-2, A-3, and A-4 convertible preferred stock (collectively, the “Preferred Stock”), proceeds from issuance of convertible promissory notes, which were all converted to convertible preferred stock in March 2021 and proceeds from issuance of SAFEs in October and December 2023. From inception through December 31, 2023, Tectonic has received $114.7 million in capital contributions from sales of Preferred Stock, issuance of convertible promissory notes, and proceeds from issuance of SAFEs. As of December 31, 2023, Tectonic had $28.8 million in cash and cash equivalents.

Since inception, Tectonic has incurred significant operating losses. Tectonic’s net losses were $42.8 million and $32.2 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, Tectonic had an accumulated deficit of $90.6 million. Tectonic expects to continue to incur significant expenses and operating losses for the foreseeable future. Tectonic anticipates that its expenses will increase significantly in connection with its ongoing activities, as Tectonic:

•	continues Tectonic’s ongoing and planned research and development of Tectonic’s lead product candidate TX45 and Tectonic’s other product candidates;

•	initiates preclinical studies and clinical trials for any additional product candidates that Tectonic may pursue in the future;

•	seeks to discover and develop additional product candidates and further expand Tectonic’s clinical product pipeline;

•	seeks regulatory approvals for any product candidates that successfully complete clinical trials;

•

continues to scale up internal and external manufacturing capacity with the aim of securing sufficient quantities to meet Tectonic’s capacity requirements for clinical trials and eventual potential commercialization;

•	establishes sales, marketing and distribution infrastructure to commercialize any product candidate for which Tectonic may obtain regulatory approval;

•	develops, maintains, expands and protects Tectonic’s intellectual property portfolio;

•	acquires or in-licenses other product candidates and technologies;

•	hires additional clinical, quality control and manufacturing personnel;

•	adds clinical, operational, financial and management information systems and personnel, including personnel to support Tectonic’s product development and planned future commercialization efforts; and

•	incurs additional legal, accounting, investor relations and other expenses associated with operating as a public company following the completion of the merger.

Tectonic will not generate revenue from product sales unless and until Tectonic successfully completes clinical development and obtains regulatory approval for one or more of Tectonic’s product candidates. If Tectonic obtains regulatory approval for any of Tectonic’s product candidates and does not enter into a commercialization partnership, Tectonic expects to incur significant expenses related to developing Tectonic’s internal commercialization capability to support product sales, marketing and distribution. Further, following the completion of the merger, the combined company will continue to incur additional costs associated with operating as a public company.

As a result, Tectonic will need substantial additional funding to support Tectonic’s continuing operations and pursue Tectonic’s growth strategy. Until such time as Tectonic can generate significant revenue from product sales, if ever, Tectonic expects to finance its operations through a combination of public or private equity offerings, debt financings or other capital sources, which may include collaborations with other companies, marketing, distribution or licensing arrangements with third parties, or other strategic transactions. Tectonic may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If Tectonic fails to raise capital or enter into such agreements as and when needed, Tectonic may have to significantly delay, reduce or eliminate its product discovery and development programs or commercialization efforts.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, Tectonic is unable to accurately predict the timing or amount of increased expenses or when or if Tectonic will be able to achieve or maintain profitability. Even if Tectonic is able to generate product sales, Tectonic may not become profitable. If Tectonic fails to become profitable or is unable to sustain profitability on a continuing basis, then Tectonic may be unable to continue its operations at planned levels and be forced to reduce or terminate Tectonic’s operations.

Tectonic expects that its existing cash and cash equivalents upon completion of the merger and Tectonic’s private financings will enable it to fund its operating expenses and capital expenditure requirements into mid-2027. Tectonic has based this estimate on assumptions that may prove to be wrong, and Tectonic could exhaust its available capital resources sooner than Tectonic expects. See “—Liquidity and Capital Resources” and “Risk Factors—Risks Related to Tectonic’s Financial Position and Need for Additional Capital.”

In the event that Tectonic does not complete the merger, it plans to seek additional funding through private equity financings, debt financings or other capital sources, including collaboration agreements, strategic alliances and licensing arrangements. Tectonic may not be able to obtain financing on acceptable terms, or at all. As of December 31, 2023, Tectonic expects that its existing cash and cash equivalents will not be sufficient to fund Tectonic’s current and planned operations for at least the next twelve months following the issuance date of its consolidated financial statements. Tectonic will need to raise additional capital to finance Tectonic’s operations, which cannot be assured. Tectonic concluded as of March 25, 2024, the issuance date of Tectonic’s consolidated financial statements for the year ended December 31, 2023, that this circumstance raises substantial doubt about Tectonic’s ability to continue as a going concern within twelve months of the issuance date of those financial statements. See Note 1 to Tectonic’s annual consolidated financial statements appearing at the end of this proxy statement/prospectus for additional information on Tectonic’s assessment.

Similarly, in its report on Tectonic’s consolidated financial statements for the year ended December 31, 2023, Tectonic’s independent auditor includes an explanatory paragraph stating that Tectonic’s recurring losses from operations since inception, expectation of generating operating losses in the foreseeable future and need for additional capital to finance Tectonic’s future operations raise substantial doubt about Tectonic’s ability to continue as a going concern.

Recent Developments

Proposed Merger

On January 30, 2024, Tectonic entered into the Merger Agreement with AVROBIO and Merger Sub. Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions described in the Merger Agreement, Merger Sub will merge with and into Tectonic, with Tectonic surviving as a wholly owned subsidiary of AVROBIO. The Merger Agreement and the transactions contemplated therein were approved by the members of the AVROBIO Board and Tectonic Board.

Subject to the terms and conditions of the Merger Agreement, at the effective time, (a) each outstanding share of Tectonic common stock (including shares of Tectonic common stock issued upon conversion of Tectonic preferred stock and the private financing shares) will be converted into the right to receive a number of shares of AVROBIO common stock equal to the exchange ratio; and (b) each then outstanding Tectonic stock option that is outstanding and unexercised immediately prior to the effective time will be assumed by AVROBIO, subject to the Exchange Ratio.

Immediately after the merger, and prior to giving effect to the proposed private financings, AVROBIO securityholders as of immediately prior to the merger are expected to own approximately 35.6% of the outstanding shares of capital stock of the combined company, and after giving further effect to the proposed private financings, AVROBIO securityholders as of immediately prior to the merger are expected to own approximately 22.3% of the outstanding shares of capital stock of the combined company. Immediately after the merger, and prior to giving effect to the proposed private financings, former Tectonic securityholders are expected to own approximately 64.4% of the outstanding shares of capital stock of the combined company, and after giving further effect to the proposed private financings, former Tectonic securityholders are expected to own approximately 39.8% of the outstanding shares of capital stock of the combined company. Under certain circumstances further described in the Merger Agreement, the ownership percentages may be adjusted up or down including, but not limited to, if AVROBIO’s net cash as of closing is lower than $64.5 million or greater than $65.5 million. AVROBIO management currently anticipates AVROBIO’s net cash as of closing will be approximately $65.0 million to $75.0 million and the currently estimated ownership percentages are based on an assumption of closing net cash of approximately $65.0 million.

Tectonic Subscription Agreement

Immediately prior to the execution of the Merger Agreement, certain investors of Tectonic have entered into a Subscription Agreement with Tectonic, pursuant to which such investors have agreed to purchase Tectonic common stock at a price of $12.39908 per share, and will consummate purchases of Tectonic common stock pursuant to the terms of the Subscription Agreement, for an aggregate purchase price of approximately $96.6 million. The Subscription Agreement is expected to be consummated immediately prior to the closing of the merger. The Subscription Agreement is conditioned upon the satisfaction or waiver of all conditions to the closing of the merger as set forth in the Merger Agreement as well as certain other conditions. The closing of the merger is conditioned upon the satisfaction or waiver of the receipt of cash proceeds not less than $114.5 million in connection with the consummation of the transactions contemplated by the private financings. The shares of Tectonic common stock that are issued pursuant to the Subscription Agreement will be converted into shares of AVROBIO common stock upon the closing of the merger.

Macroeconomic Considerations

Uncertainty in the global economy presents significant risks to Tectonic’s business. Tectonic is subject to continuing risks and uncertainties in connection with the current macroeconomic environment, including rising interest rates, recent bank failures and geopolitical factors, such as tensions involving China and the United States, the war between Russia and Ukraine and the conflict in the Middle East and the responses thereto. While Tectonic is closely monitoring the impact of the current macroeconomic conditions on all aspects of its business, including the impacts on Tectonic’s participants in its clinical trials, employees, suppliers, vendors and collaboration partners, the ultimate extent of the impact on Tectonic’s business remains highly uncertain and will depend on future developments and factors that continue to evolve. Most of these developments and factors are outside Tectonic’s control and could exist for an extended period of time. Tectonic will continue to evaluate the nature and extent of the potential impacts to Tectonic’s business, results of operations, liquidity and capital resources.

Revenue

Tectonic has not generated any revenue since its inception and does not expect to generate any revenue from the sale of products in the foreseeable future, if at all. If Tectonic’s development efforts for its product candidates are successful and result in regulatory approval, or in collaboration or license agreements with third parties, Tectonic may generate revenue in the future from product sales or payments from collaboration or license agreements that Tectonic may enter into with third parties, or any combination thereof. Tectonic cannot predict if, when or to what extent Tectonic will generate revenue from the commercialization and sale of Tectonic’s product candidates. Tectonic may never succeed in obtaining regulatory approval for any of its product candidates.

Operating Expenses

Research and Development

Research and development expenses consist of costs incurred for Tectonic’s research activities, including Tectonic’s discovery efforts and the development of its programs and platform. These expenses include:

•	employee-related expenses, including salaries, related benefits and share-based compensation expense, for employees engaged in research and development functions;

•	expenses incurred in connection with research and the preclinical and clinical development of Tectonic’s programs and Tectonic’s product candidates, including under agreements with third parties;

•	laboratory supplies, consumables and other research materials;

•	facilities, depreciation and other expenses related to research and development activities, which include direct or allocated expenses for rent and maintenance of facilities, and utilities;

•	costs related to compliance with regulatory requirements; and

•	payments made under third-party licensing agreements.

Tectonic expenses all research and development costs in the periods in which they are incurred. Costs for certain development activities are recognized based on Tectonic’s evaluation of the progress to completion of specific tasks using information and data provided to Tectonic by Tectonic’s vendors and third-party service providers. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. Such amounts are recognized as an expense when the goods have been delivered or the services have been performed, or when it is no longer expected that the goods will be delivered or the services rendered. Upfront payments under license agreements are expensed upon receipt of the license, and annual maintenance fees under license agreements are expensed in the period in which they are incurred. Milestone payments under license or collaboration agreements are accrued, with a corresponding expense being recognized, in the period in which the milestone is determined to be probable of achievement and the related amount is reasonably estimable.

Tectonic’s direct research and development expenses relate to the development of Tectonic’s lead product candidate, TX45, as well as the nonclinical safety pharmacology and toxicology testing of Tectonic’s product candidates. Tectonic’s external services expenses consist of the external costs and fees paid to consultants and other research laboratories in connection with Tectonic’s preclinical development and clinical development activities.

Costs that are deployed across multiple of Tectonic’s programs, including the HHT program and programs aimed at the discovery and development of potential therapies for fibrotic disease, and its platform technology and are not directly attributable to any single program are not allocated to any single program and, as such, are not separately classified. These costs include multi-program employee costs, cross-program payments made under third-party licensing agreements, costs of laboratory supplies and facilities expenses, including rent, depreciation and other indirect costs, The costs of Tectonic’s discovery efforts and projects are included in unallocated employee-related expenses, laboratory supplies and other expenses.

General and Administrative

General and administrative expenses consist primarily of salaries and personnel-related costs, including share-based compensation, for Tectonic’s personnel in executive, legal, finance and accounting, human resources and other administrative functions. General and administrative expenses also include legal fees relating to patents and corporate matters, professional fees paid for accounting, auditing, consulting and tax service, insurance costs, travel expenses, office and information technology costs and facilities, depreciation and other expenses related to general and administrative activities, which include direct or allocated expenses for rent and maintenance of facilities and utilities.

Tectonic anticipates that its general and administrative expenses will increase in the future as the combined company is expected to incur significantly increased accounting, audit, legal, regulatory, compliance, director and officer insurance, and investor and public relations expenses associated with operating as a public company. Tectonic also expects to incur additional intellectual property-related expenses as Tectonic files patent applications to protect innovations arising from Tectonic’s research and development activities.

Other Income (Expense), Net

Preferred Stock Tranche Liability Gain

As part of Tectonic’s issuance of preferred stock, Tectonic provided the investors with the right to purchase additional shares of Series A-1 and Series A-2 convertible preferred stock upon the approval of the Tectonic Board and a majority vote of the holders of the preferred stock. Tectonic recorded this right and obligation to the investors as a preferred stock tranche liability on its consolidated balance sheets and initially recorded the liability at its fair value upon the issuance date of the Preferred Stock. Tectonic remeasured its preferred stock tranche liability to fair value at each reporting date and recognize the changes in fair value as a component of other income (expense), net in Tectonic’s consolidated statements of operations and comprehensive loss. The tranche liability was settled in September 2022.

As of December 31, 2023, there was no outstanding preferred stock tranche liability, as all tranche rights were exercised and the associated liability was settled during the year ended December 31, 2022.

Loss on Issuance of SAFEs and Change in Fair Value of SAFE Liabilities

In October and December 2023, Tectonic issued SAFEs for proceeds of $34.1 million. The SAFEs were recorded as liabilities in the consolidated balance sheet at their fair value on the issuance dates. Until redemption, the SAFEs are measured at a fair value on a recurring basis, with subsequent changes in fair value recorded in other income and expenses on the consolidated statement of operations and comprehensive loss.

Interest Income

Interest income primarily consists of interest earned on Tectonic’s invested cash balances, which consist of deposit accounts and a sweep account.

Interest Expense

Interest expense primarily consists of interest expense on finance lease liabilities.

Other Income

Other income primarily consists of the difference between transactional currency and functional currency.

Income Taxes

Since Tectonic’s inception, it has not recorded any income tax benefits for the net losses it has incurred or for the research and development tax credits earned in each year by Tectonic’s operations in the United States, as Tectonic believes, based upon the weight of available evidence, that it is more likely than not that all of Tectonic’s net operating loss carryforwards and tax credit carryforwards will not be realized.

As of December 31, 2023 and 2022, Tectonic had federal net operating loss carryforwards of $43.6 million and $29.0 million, respectively. As of December 31, 2023 and 2022, Tectonic had state net operating loss carryforwards of $35.3 million and $26.5 million, respectively. Tectonic’s federal net operating loss carryforwards may be carried forward indefinitely. Tectonic’s state net operating loss carryforwards begin to expire in 2039. As of December 31, 2023, Tectonic capitalized $36.2 million of research and development expenses under the Tax Cuts Jobs Act. Tectonic has recorded a full valuation against Tectonic’s net deferred tax assets at each balance sheet date.

Components of Tectonic’s Results of Operations

Comparison of the Years Ended December 31, 2023 and 2022

The following table summarizes Tectonic’s results of operations for the years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023	2022	Change	%
		(in thousands)
Operating expenses:
Research and development	$36,966	$25,654	$11,312	44%
General and administrative	7,682	7,176	506	7

Total operating expenses	44,648	32,830	11,818	36

Loss from operations	(44,648)	(32,830)	(11,818)	36

Other income (expense), net:
Change in fair value of preferred stock tranche liability	—	643	(643)	(100)
Loss on issuance of SAFEs	(255)	—	(255)	100
Change in fair value of the SAFE liabilities	1,255	—	1,255	100
Interest income	581	149	432	290
Interest expense	(152)	(144)	(8)	6
Other income	396	2	394	19,700

Total other income, net	1,825	650	1,175	181

Net loss	$(42,823)	$(32,180)	$(10,643)	33%

Operating Expenses

Research and Development Expenses

	Year Ended December 31,
	2023	2022	Change	%
		(in thousands)
Direct research and development expenses by program:
TX45	$20,291	$11,854	8,437	71%
Platform development, early-stage research and unallocated expenses:
Personnel related (including share-based compensation)	10,768	9,174	1,594	17
External services	1,263	1,537	(274)	(18)
Facility, supplies and other	4,644	3,089	1,555	50

Total research and development expenses	$36,966	$25,654	$11,312	44%

Research and development expenses were $37.0 million for the year ended December 31, 2023, as compared to $25.7 million for the year ended December 31, 2022. The increase of $11.3 million was primarily due to an increase of $8.4 million in direct research and development expenses which were specifically attributed to Tectonic’s lead product candidate, TX45, as it progressed to phase 1 clinical trials in Q4 2023. The $8.4 million increase in research and development expense for TX45 was primarily due to a $3.6 million increase in CDMO costs associated with TX45’s clinical trial, $3.1 million in external research costs for additional work with external research providers, and $1.9 million increase in clinical trial CRO costs. The increase was partially offset by $0.8 million reduction in lab supplies costs, achieved by purchasing directly from suppliers rather than through marketplaces. The increase of $1.6 million in personnel related costs was primarily due to Tectonic’s increased headcount in its research and development functions as Tectonic continued to develop its lead product candidate and expand Tectonic’s early-stage development product candidate pipeline. The increase of $1.6 million in facility, supplies, and other expenses was primarily due to an increase in facilities costs attributed to increased research activities and an increase in laboratory activities attributable to increased headcount and lead and early-stage product candidate development. The decrease of $0.3 million in external services was primarily due to a decrease in consulting services.

General and Administrative Expenses

	Year Ended December 31,
	2023	2022	Change	%
		(in thousands)
Personnel related (including share-based compensation)	$3,944	$3,937	$7	0%
Professional and consultant fees	2,592	2,037	555	27
Facility related and other	1,146	1,202	(56)	(5)

Total general and administrative expenses	$7,682	$7,176	$506	7%

General and administrative expenses were $7.7 million for the year ended December 31, 2023 as compared to $7.2 million for the year ended December 31, 2022. The increase of $0.5 million was primarily due to an increase of $0.6 million in professional and consultant fees related to the SAFE financings and an increase in audit fees during the year ended December 31, 2023, partially offset by a decrease of $0.1 million in facility related costs and other expenses due to decrease in subscription fees.

Other Income (Expense), Net

Preferred Stock Tranche Liability Gain

There was no preferred stock tranche liability gain for the year ended December 31, 2023, as compared to a preferred stock tranche liability gain of $0.6 million for the year ended December 31, 2022, which was due to the remeasurement of the preferred stock tranche liability prior to the exercise of all tranche rights in September 2022. The gain resulted from the remeasurement of the liability through the settlement date.

Loss on Issuance of SAFEs

The loss on issuance of SAFEs relates to the October SAFEs whose fair value exceeded the proceeds received of $0.3 million on their issuance date.

Change in Fair Value of SAFE Liabilities

The SAFE liabilities gain of $1.3 million resulted from the remeasurement of the SAFE liabilities to fair value from the issuance date through December 31, 2023.

Interest Income

Interest income increased by $0.4 million for the year ended December 31, 2023 compared to the year ended December 31, 2022 due to an increase in interest rates in 2023.

Interest Expense

Interest expense was consistent for the year ended December 31, 2023 and 2022.

Other Income

Other income increased by $0.4 million for the year ended December 31, 2023 compared to the year ended December 31, 2022 due to an increase in the research and development tax refund applied for with Australia.

Liquidity and Capital Resources

Sources of Liquidity

Since Tectonic’s inception, Tectonic has incurred significant operating losses. Tectonic expects to incur significant expenses and operating losses for the foreseeable future as Tectonic advance the preclinical and clinical development of Tectonic’s research programs and product candidates. Tectonic expects that its research and development and general and administrative costs will increase in connection with conducting additional preclinical studies and clinical trials for Tectonic’s current and future research programs and product candidates, contracting with CMOs to support preclinical studies and clinical trials, expanding Tectonic’s intellectual property portfolio, and providing general and administrative support for Tectonic’s operations. As a result, Tectonic will need additional capital to fund its operations, which Tectonic may obtain from additional equity or debt financings, collaborations, licensing arrangements or other sources.

Tectonic does not currently have any approved products and has never generated any revenue from product sales. To date, Tectonic has funded its operations primarily through proceeds from sales of preferred stock, proceeds from issuance of convertible promissory notes and proceeds from issuance of SAFEs. From inception through December 31, 2023, Tectonic has received $114.7 million in capital contributions from sales of preferred stock and convertible promissory notes and proceeds from issuance of SAFEs. As of December 31, 2023, Tectonic had $28.8 million in cash and cash equivalents and an accumulated deficit of $90.6 million.

Cash Flows

The following table shows a summary of Tectonic’s cash flows for the years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023	2022
	(in thousands)
Net cash used in operating activities	$(40,681)	$(27,637)
Net cash used in investing activities	(279)	(2,088)
Net cash provided by financing activities	33,747	37,628
Effect of exchange rate changes on cash and cash equivalents	16	—

Net increase (decrease) in cash, cash equivalents and restricted cash	$(7,197)	$7,903

Operating Activities

During the year ended December 31, 2023, operating activities used $40.7 million of cash, primarily resulting from a net loss of $42.8 million and changes in Tectonic’s operating assets and liabilities of $0.6 million, offset by non-cash charges of $2.7 million. Non-cash charges primarily consisted of $1.5 million in depreciation and amortization expense, $1.1 million in share-based compensation expense, and $1.1 million in non-cash lease expense, offset by a $1.3 million of change in fair value of the SAFE liabilities Net cash used by changes in Tectonic’s operating assets and liabilities consisted primarily of a $1.0 million decrease in operating lease liabilities, a $1.0 million increase in prepaid and other current assets, and a $0.2 million decrease in accounts payable, offset by a $1.6 million increase in accrued expenses and other current liabilities. The increase in prepaid and other current assets and accrued and other current liabilities and decrease in accounts payable was primarily due to the timing of vendor and research partner payments and invoicing. The decrease in operating lease liabilities was primarily due to the lease payments made in 2023.

During the year ended December 31, 2022, operating activities used $27.6 million of cash, primarily resulting from a net loss of $32.2 million, offset by non-cash charges of $2.7 million and changes in Tectonic’s operating assets and liabilities of $1.8 million. Non-cash charges primarily consisted of $1.1 million in share-based compensation expense, $1.0 million in depreciation and amortization expense, $0.9 million in non-cash lease expense and $0.4 million in non-cash expense associated with the issuance of common stock for the exchange of a license, partially offset by $0.6 million in preferred stock tranche liability gain. Net cash provided by changes in Tectonic’s operating assets and liabilities consisted primarily of a $4.5 million increase in accrued expenses and other current liabilities, offset by a $1.2 million decrease in accounts payable and a $1.1 million decrease in operating lease liabilities. The increase in accrued expenses and other current liabilities and decrease in accounts payable were primarily due to the timing of vendor and research partner payments and invoicing. The decrease in operating lease liabilities was primarily due to the lease payments made in 2022.

Investing Activities

During the years ended December 31, 2023 and 2022, net cash used in investing activities was $0.3 million and $2.1 million, respectively. The change in net cash used in investing activities during the years ended December 31, 2023 and 2022 was due to a decrease of Tectonic’s purchases of property, equipment, and improvements, which was driven by efforts of Tectonic to be more conservative with cash available in order to focus on research and development as well as the ongoing expenditures from the merger and SAFE agreements.

Financing Activities

During the years ended December 31, 2023 and 2022, net cash provided by financing activities was $33.7 million and $37.6 million, respectively. Net cash provided by financing activities during the year ended

December 31, 2023 was primarily due to Tectonic’s issuance of SAFEs of $34.1 million, offset by $0.5 million of repayment of finance lease obligations. Net cash provided by financing activities during the year ended December 31, 2022 was primarily due to Tectonic’s issuance of preferred stock of $38.0 million, offset by $0.4 million of repayment of finance lease obligations.

Funding Requirements

Tectonic expects its expenses to increase in connection with its ongoing activities, particularly as Tectonic continues the research and development of, continue or initiate clinical trials of, and seek marketing approval for, Tectonic’s product candidates including its lead product candidate TX45. In addition, if Tectonic obtains marketing approval for TX45 or any of its other product candidates, Tectonic expects to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential collaborators. Furthermore, following the completion of the merger, Tectonic expects to incur additional costs associated with operating as a public company. Accordingly, Tectonic will need to obtain substantial additional funding in connection with its continuing operations. If Tectonic is unable to raise capital when needed or on attractive terms, Tectonic would be forced to delay, reduce or eliminate Tectonic’s research and development programs or future commercialization efforts.

Tectonic expects its existing cash and cash equivalents, together with the net proceeds from the merger, will enable Tectonic to fund its operating expenses and capital expenditure requirements for at least the next twelve months. Tectonic’s future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of product discovery, preclinical studies and clinical trials;

•	the scope, prioritization and number of Tectonic’s research and development programs;

•	the costs, timing and outcome of regulatory review of Tectonic’s product candidate;

•	Tectonic’s ability to establish and maintain collaborations on favorable terms, if at all;

•	the achievement of milestones or occurrence of other developments that trigger payments under the license agreements and any other collaboration agreements Tectonic enters into;

•	the extent to which Tectonic is obligated to reimburse, or entitled to reimbursement of, clinical trial costs under collaboration agreements, if any;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing Tectonic’s intellectual property rights and defending intellectual property-related claims;

•	the extent to which Tectonic acquires or in-license other product candidates and technologies;

•	the costs of securing manufacturing arrangements for commercial production; and

•	the costs of establishing or contracting for sales and marketing capabilities if Tectonic obtains regulatory approvals to market Tectonic’s product candidates.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and Tectonic may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, Tectonic’s product candidates, if approved, may not achieve commercial success. Tectonic’s commercial revenues, if any, will be derived from sales of product candidates that Tectonic does not expect to be commercially available for many years, if at all. Accordingly, Tectonic will need to continue to rely on additional financing to achieve its business objectives. Adequate additional financing may not be available to Tectonic on acceptable terms, or at all.

Until such time, if ever, as Tectonic can generate substantial product revenues, Tectonic expects to finance its cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. Debt financing, if available, may involve agreements that include covenants limiting or restricting Tectonic’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If Tectonic raises funds through additional collaborations, strategic alliances or licensing arrangements with third parties, Tectonic may have to relinquish valuable rights to Tectonic’s technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to Tectonic. If Tectonic is unable to raise additional funds through equity or debt financings when needed, Tectonic may be required to delay, limit, reduce or terminate Tectonic’s product development or future commercialization efforts or grant rights to develop and market product candidates that Tectonic would otherwise prefer to develop and market itself.

Upon the closing of the merger, Tectonic expects to incur additional costs associated with operating as a public company. In addition, Tectonic anticipates that Tectonic will need substantial additional funding in connection with Tectonic’s continuing operations. Tectonic projections of operating capital requirements are based on Tectonic’s current operating plan, which includes several assumptions that may prove to be incorrect and Tectonic may use all of its available capital resources sooner than it expects.

Tectonic currently has no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect Tectonic’s liquidity over the next five years, other than Tectonic’s lease obligations.

Going Concern

Tectonic evaluated certain adverse conditions and events that raise substantial doubt about Tectonic’s ability to continue as a going concern within twelve months after the date that the accompanying financial statements were issued or available to be issued. Since Tectonic’s inception, Tectonic has funded its operations primarily with proceeds from the sale of preferred stock, issuance of convertible promissory notes and issuance of SAFEs. Tectonic has also incurred significant recurring losses, including net losses of $42.8 million and $32.2 million for the years ended December 31, 2023 and 2022, respectively. In addition, Tectonic used $40.7 million and $27.6 million in operations for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, Tectonic has an accumulated deficit of $90.6 million.

Contractual Obligations & Commitments

Lease

The following is Tectonic’s contractual obligations and commitments as of December 31, 2023:

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
			(in thousands)
Finance Leases	$583	$915	$44	$—	$1,542
Operating Leases	1,534	1,712	—	—	3,246

Total	$2,117	$2,627	$44	$—	$4,788

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that Tectonic can cancel without a significant penalty.

University of Texas Research Agreement

Tectonic executed a research agreement with the University of Texas, whereby the University of Texas and Tectonic are conducting joint research activities in accordance with an agreed upon research program. An upfront fee of $25,000 was paid upon execution of the agreement in 2020, with the remaining balance due in two payments of $37,500 each. The first payment was due upon the completion of the joint research activities and the second payment due upon the receipt of the final research report by Tectonic, however, the agreement was terminated on June 30, 2022.

During the year ended December 31, 2022, Tectonic did not pay any amounts to the University of Texas under the agreement because the joint research activities were not completed before the research agreement terminated.

Harvard Agreement

In July 2020, Tectonic entered into an option agreement with the President and Fellows of Harvard College (“Harvard”) and obtained an option to negotiate a license under Harvard’s interest in certain patent rights (the “Patent Rights”) in exchange for an option fee in the low five digits. In October 2021, Tectonic exercised the option and in February 2022 it entered into a license agreement with Harvard (the “Harvard License Agreement”) to conduct research and development activities using certain materials, technology and patent rights owned by Harvard, with the intent to develop, obtain regulatory approval for, and commercialize products. The Harvard License Agreement expires upon the later of: (i) the expiry of the last valid claim within the licensed patent rights, expected to be not earlier than May 2041; and (ii) the earlier of (a) ten years after the first commercial sale of the first know-how enabled product or (b) twelve years after the first commercial sale of the first licensed product.

As partial consideration for the Harvard License Agreement, Tectonic agreed to pay Harvard a one-time license fee of $170,000, with such fee to be paid in equal installments over three years. In July 2022, Tectonic paid Harvard $56,666 and in July 2023 Tectonic paid Harvard $56,667. The final installment of $56,667 under the Harvard License Agreement is due in July 2024. As partial consideration for the Harvard License Agreement, Tectonic entered into a subscription agreement with Harvard in July 2022, pursuant to which Harvard was granted 227,486 shares of common stock of the Company with a fair market value in the mid six digits.

Tectonic is required to pay an annual maintenance fee ranging from the low five digits to the low six digits until the first commercial sale of a royalty-bearing product, following which the annual maintenance fee will increase to a low six digits for the remainder of the term of the Harvard License Agreement. Tectonic is required to pay a one-time milestone payment of $100,000 for each discovered product granted FDA marketing authorization as well as for the first licensed product or know-how enabled product to reach certain clinical developmental milestones, up to $8.5 million and for the first licensed product or know-how enabled product to reach certain commercial milestones, up to $2.0 million. Tectonic is also obligated to pay tiered royalties as a percentage in the low single digits on net sales of licensed products, as a percentage in the low single digits on the net sales of know-how enabled products and a single royalty as a percentage in the low single digits on the net sales of discovered products, subject to a reduction for third-party licenses, as well as a percentage between 10-20% of non-royalty income Tectonic receives in connection with a sublicense, strategic partnership or know-how enabled license. With respect to any net sales of licensed products and know-how enabled products sold in certain countries outside of the United States and Europe, Tectonic and Harvard will negotiate a royalty percentage on a country-by-country basis.

For a more detailed description of this agreement, see the section titled “Tectonic’s Business–Harvard Option and License Agreement” and note 6 to the consolidated Tectonic financial statements included elsewhere in this proxy statement/prospectus.

Alloy Therapeutics License Agreement

On November 29, 2021, Tectonic executed a license agreement with Alloy Therapeutics, LLC (ATX), whereby Tectonic will use ATX technology for the purpose of preclinical development, clinical development and commercialization of potential product candidates, for an initial period of three years, with the option to extend the term for an additional two years. Tectonic will pay ATX a non-refundable and non-creditable annual fee of $0.1 million on each anniversary of the agreement. On November 7, 2022, ATX and Tectonic amended the agreement and extended the period of payment for the first fee due in May 2023. Additionally, Tectonic will be responsible for annual partnering fees if Tectonic decides to pursue clinical development of a product candidate using the ATX technology. The partnering fees may be creditable against future milestone development fees paid by Tectonic. Tectonic will also be responsible to pay ATX development milestone payments for the movement of certain product candidates thought clinical trials, which range from the low six digits to the low seven digits upon completion of each milestone and amount to $4.8 million in total milestone payments under the license agreement. Provided Tectonic is able to commercialize a product using ATX technology, Tectonic will be responsible to pay ATX commercial payments in the low seven digits per year during the first six years of commercial sales, amounting to an amount in the high eight digits in total commercial payments under the license agreement.

During the year ended December 31, 2023 and 2022, Tectonic paid $0.1 million and $0 to ATX, respectively.

Adimab Agreement

On May 1, 2023, Tectonic entered into a discovery agreement with Adimab, LLC (“Adimab”), an antibody discovery company, whereby Tectonic and Adimab are collaborating on human antibody discovery in accordance with an agreed upon research program. Tectonic paid an upfront technology access fee totaling $20,000 upon execution of the agreement during the year ended December 31, 2023.

Tectonic also will be responsible for payment of: (1) quarterly funding equal to 100% of the actual full-time employee (“FTE”) expended by Adimab in the performance of its obligations in accordance with the agreed upon research program at an annual rate of $0.4 million per FTE (subject to annual consumer price index increases) per the agreement, (2) delivery fees equal to $0.1 million upon both Adimab’s initial delivery of sequences or physical materials and completion pursuant to the research program (initial and completion fees payable once per target for a total of up to $0.4 million), (3) the option, with a non-creditable, non-refundable option exercise fee of $0.5 million, to obtain the licenses and assignments for information discovered during the research program (4) development milestone payments for the movement of certain product candidates thought clinical trials, which range in the low seven digits and (5) royalty payments based on the annual net sales that Tectonic generates from products that utilize Adimab technology. Tectonic has the right to terminate the agreement if certain criteria are met. During the year ended December 31, 2023, Tectonic incurred $0.1 million of costs associated with the FTEs.

Critical Accounting Estimates

Tectonic’s management’s discussion and analysis of its financial condition and results of operations is based on Tectonic’s consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these consolidated financial statements requires Tectonic to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Tectonic bases its estimates on historical experience, known trends and events, and various other assumptions that Tectonic believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities recorded expenses that are not readily apparent from other sources. Tectonic evaluates its estimates and assumptions on an ongoing basis. Actual results may differ from these estimates.

While Tectonic’s significant accounting policies are described in greater detail in Note 2 to Tectonic’s consolidated financial statements appearing at the end of this proxy statement/prospectus, Tectonic believes that the following accounting policies are those most critical to the judgements and estimates used in the preparation of Tectonic’s consolidated financial statements.

Prepaid and Accrued Research and Development Expenses

As part of the process of preparing its consolidated financial statements, Tectonic is required to estimate its prepaid and accrued research and development expenses. This process involves estimating the level of service performed and the associated cost incurred for the services when Tectonic has not yet been invoiced or otherwise notified of actual costs. The majority of Tectonics’ service providers invoice Tectonic in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advance payments. Tectonic makes estimates of its prepaid and accrued research and development expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to Tectonic at that time, which includes corroboration of these estimates with the service providers. Estimated research and development expenses include those related to fees paid to vendors in connection with clinical, discovery and preclinical development activities and any research organizations in connection with clinical and preclinical studies and testing. Although Tectonic does not expect its estimates to be materially different from amounts actually incurred, Tectonic’s understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in changes in estimates reported in the current period. To date, there have not been any material adjustments to Tectonic’s prior estimates of prepaid and accrued research and development expenses.

Valuation of SAFE Liabilities

Tectonic accounts for the SAFEs as liabilities at fair value and adjusts the liabilities to fair value at each period end date until a triggering event occurs that results in the settlement of the liabilities. Triggering events include an equity financing, public listing transaction, change of control and dissolution. Changes in the liabilities’ fair values are recognized in the Company’s statement of operations and comprehensive loss in change in fair value of SAFE liabilities. The fair value of the SAFEs has been estimated using probability-weighted scenario analyses and discount rates derived by application of the build-up method to reflect the cost of equity.

The valuation of the SAFE liabilities as of December 31, 2023, was determined based on a probability-weighted scenario analysis that assumed the probabilities of the occurrence of an equity financing, public listing transaction and dissolution to be 10.0%, 87.5% and 2.5% respectively. The estimated time to redemption used was five months for an equity financing and dissolution and four months for a public listing transaction. The valuation used a discount rate of 30.2% to approximate the cost of equity, which was derived from application of a build-up method that incorporated the risk-free rate at the valuation date, and adjustments to reflect market risk, a small stock premium, and a selected company-specific risk premium. The valuation of the SAFE liabilities at the October issuance date was determined using the same methodology; however, the discount rate was 30.9% due to the higher risk-free interest rate at the valuation date. In October 2023, the probabilities of the occurrence of an equity financing, public listing transaction and dissolution used were 87.5%, 10%, and 2.5%, respectively. The estimated time to redemption used was 1.5 months for an equity financing and 5.5 months for a public listing transaction and dissolution.

Share-Based Compensation

Tectonic measures stock options granted to employees and non-employees based on their fair value on the date of the grant using the Black-Scholes-Merton (“BSM”) option pricing model. Compensation expense for those awards is recognized over the requisite service period, which is generally the vesting period of the respective award for employees. Compensation expense for awards to non-employee with service-based vesting conditions is recognized in the same manner as if Tectonic had paid cash in exchange for the goods or services, which is generally the over the vesting period of the award. Tectonic uses the straight-line method to recognize the expense of awards with service-based vesting conditions. Tectonic accounts for forfeitures of stock options as they occur.

The BSM requires the use of assumptions to determine the fair value of the stock options. The determination of fair value of the Tectonic common stock is described below. Other assumptions used in the BSM, the volatility of Tectonic’s common stock, the expected term of Tectonic’s common stock, the risk-free interest rate for a period that approximates the expected term of Tectonic’s common stock and Tectonic’s expected dividend yield, are determined by Tectonic management.

Determination of Fair Value of Common Stock

As there has been no public market for Tectonic’s common stock to date, the estimated fair value of Tectonic’s common stock has been determined by Tectonic’s Board as of the date of grant of each stock options, with input from management, considering Tectonic’s most recently available third-party valuations of Tectonic common stock and the Tectonic Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation and were prepared using the option pricing model (“OPM”). OPM uses option theory to value the various classes of Tectonic’s securities in light of their respective claims to the enterprise value. Total shareholders’ deficit value is allocated to the various share classes based upon their respective claims on a series of call options with strike prices at various value levels depending upon the rights and preferences of each class. A BSM is typically employed in this analysis, with an option term assumption that is consistent with Tectonic’s expected time to a liquidity event and a volatility assumption based on the estimated stock price volatility of a peer group of comparable public companies over a similar term. In addition to considering the results of these third-party valuations, the Tectonic Board considered various objective and subjective factors to determine the fair value of Tectonic’s common stock as of each grant date, including:

•	the prices of Tectonic’s common stock at the time of each grant of stock options;

•	the progress of Tectonics’ research and development programs, including the status of preclinical studies and clinical trials for Tectonic’s product candidates;

•	Tectonic’s stage of development and business strategy;

•	external market conditions affecting the biotechnology industry and trends within the biotechnology industry;

•	Tectonic’s financial position, including cash on hand, and Tectonic’s historical and forecasted performance and operating results;

•	the lack of an active public market for Tectonic’s common stock and Tectonic’s Series A convertible preferred stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, merger or sale of Tectonic in light of prevailing market conditions; and

•	the analysis of IPOs and market performance of similar companies in the biotechnology industry.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if Tectonic had used significantly different assumptions or estimates, the fair value of Tectonic’s common stock and Tectonic’s share-based compensation expense could have been materially different.

After the merger is completed and there is a public trading market for Tectonic’s common stock, it will no longer be necessary for the Tectonic Board to estimate the fair value of Tectonics’ common stock in connection with Tectonics’ accounting for granted stock options or other such awards Tectonic may grant, as the fair value of Tectonic’s common stock and stock options will be determined based on the quoted market price of Tectonic’s common stock.

Recent Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact Tectonic’s financial position, results of operations or cash flows is disclosed in Note 2 to Tectonic’s consolidated financial statements appearing in this prospectus.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Risk

Tectonic’s primary exposure to market risk is to market risk related to interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. As of December 31, 2023, Tectonic had cash and cash equivalents of $28.8 million, which consisted of cash and money market funds. As of December 31, 2023, Tectonic had a finance lease liability and an operating lease liability of $1.4 million and $3.0 million, respectively. In October 2023 and December 2023, Tectonic issued SAFEs to Tectonic’s investors. Tectonic received the proceeds of $10.1 million from the October issuance and $24.0 million from the December issuance. Interest income and expenses are sensitive to changes in the general level of interest rates. However, due to the nature of these investments, an immediate 10% change in market interest rates would not have a material effect on the fair market value of Tectonic’s investment portfolio.

Inflation Risk

Tectonic’s results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, Tectonic believes the effects of inflation, if any, on Tectonic’s results of operations and financial condition have been immaterial. Tectonic cannot assure you Tectonic’s business will not be affected in the future by inflation.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors

Resignation of Current Executive Officers of AVROBIO

Pursuant to the Merger Agreement, all of the current executive officers of AVROBIO will resign immediately prior to the completion of the merger.

Executive Officers and Directors of the Combined Organization Following the Merger

Pursuant to the Merger Agreement, all of the directors of AVROBIO who are not continuing as directors will resign at or prior to the Effective Time. Prior to the Effective Time, the AVROBIO board of directors will elect the current directors of Tectonic to serve as members of the AVROBIO board of directors effective upon consummation of the merger. The combined company’s board of directors will initially be fixed at six members, consisting of (i) five Tectonic Board members, namely Alise Reicin, M.D., Terrance McGuire, Timothy A. Springer, Ph.D., Praveen Tipirneni, M.D. and Stefan Vitorovic, and (ii) one AVROBIO Board member, namely Phillip B. Donenberg. The staggered structure of the current AVROBIO Board will remain in place for the combined company following the completion of the merger. The division of our board into three classes with staggered three year terms will be decided by mutual agreement following the completion of the merger. The number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. A majority of the members of the board of directors of the combined organization following the merger are expected to satisfy the requisite independence requirements for the board of directors of the combined organization, as well as the sophistication and independence requirements for the required committees pursuant to Nasdaq listing requirements.

Other than pursuant to the Merger Agreement, there are no arrangements or understandings between any of the expected directors or executive officers of the combined organization and any other person pursuant to which he or she was or is to be selected as a director or executive officer. There are no family relationships between any of the expected directors or executive officers of the combined organization.

Following the Merger, the management team of AVROBIO is expected to be composed of the management team of Tectonic. The following table sets forth the names, ages, as of March 15, 2024 and positions of the individuals who are expected to serve as executives and directors of the combined company upon completion of the merger:

Name	Age	Position
Executive Officers:
Alise Reicin, M.D.	63	Chief Executive Officer and Director
Christian Cortis, Ph.D.	56	Chief Operating Officer and Chief Financial Officer
Peter McNamara, Ph.D.	53	Chief Scientific Officer
Marcella K. Ruddy, M.D.	61	Chief Medical Officer
Marc Schwabish, Ph.D.	43	Chief Business Officer

Non-Employee Directors:
Phillip B. Donenberg	63	Director
Terrance McGuire	67	Director
Timothy A. Springer, Ph.D.	75	Director
Praveen Tipirneni, M.D.	55	Director
Stefan Vitorovic	39	Director

Executive Officers

Alise Reicin, M.D. has served as Tectonic’s President and Chief Executive Officer since August 2020. Prior to joining Tectonic, Dr. Reicin served as President, Global Clinical Development at Celgene Corporation, a

public pharmaceutical company, from November 2018 to December 2019 and was a member of the Executive Committee. Prior to Celgene, she served as Head of Global Clinical Development at EMD Serono Inc., a privately held pharmaceutical company, from May 2015 to October 2018. Prior to EMD Serono, Dr. Reicin served as Vice President, Program and Pipeline Leadership, Oncology at Merck & Co., Inc., a public pharmaceutical company. Prior to Merck, she was a faculty member at Columbia Medical School and a physician and researcher at Columbia Presbyterian Hospital. While at Merck, Dr. Reicin led the team that brought Keytruda from Phase 1 through its initial approvals and over the course of her career she has played a leadership role in the development and approval of over 10 novel medicines across a broad range of therapeutic areas. Dr. Reicin serves on the board of directors of Homology Medicines, Inc., a public biopharmaceutical company and Sana Biotechnology, Inc., a public cell and gene therapy company. Dr. Reicin earned a B.A. in Biochemistry from Barnard College of Columbia University. She earned a M.D. in Medicine from Harvard University. Tectonic believes that Dr. Reicin is qualified to serve on its board of directors due to her clinical expertise and leadership roles in the biotechnology and biopharmaceuticals industry.

Christian Cortis, Ph.D. was appointed Tectonic’s Chief Operating Officer in August 2020 and was later also appointed as Tectonic’s Chief Financial Officer. Prior to that, Dr. Cortis served as Tectonic’s Interim CEO from August 2019 to August 2020. Prior to joining Tectonic, Dr. Cortis held positions of increasing responsibility at Agenus, Inc. from 2015 to 2019, where he most recently served as the Chief Strategy Officer and Head of Finance. Dr. Cortis’ experience also includes earlier roles as Head of Business Development for Synta Pharmaceuticals, Inc., and as Principal with Advanced Technology Ventures where he oversaw and participated in investment transactions into private companies in the biotech and healthcare sector. In addition, Dr. Cortis was a member of the board of directors of OpenEye Scientific Software from November 2015 to August 2022 until its acquisition by Cadence Design Systems, Inc. in 2022. Dr. Cortis earned a B.Sc. in Mathematics and Physics from McGill University and a M.Sc. in Applied Physics from Columbia University. Dr. Cortis earned his Ph.D in Applied Mathematics and Theoretical Chemistry from Columbia University.

Peter McNamara, Ph.D. has served as Tectonic’s Chief Scientific Officer since June 2022. Prior to that, Dr. McNamara served as Senior Vice President, Head of Research at Tectonic from June 2021 to June 2022. Prior to joining Tectonic, he held various positions at the Genomics Institute of the Novartis Research Foundation (“NIBR, San Diego”), a privately held pharmaceutical company, from 2005 to April 2021, most recently as Executive Director of Biotherapeutics and Biotechnology from June 2018 to April 2021 where he served on the executive committee and strategy council responsible for managing a portfolio of approximately 50 preclinical and early-stage clinical drug discovery programs across different modalities in a broad range of therapeutic areas. Over the course of his career, Dr. McNamara has played a critical role in the obtainment of over 10 INDs, two of which are now approved. Prior to Novartis, Dr. McNamara served as Director of Pharmacology at Phenomix Corporation, a privately-held biotechnology company. Prior to Phenomix, he was a faculty member of the Institute for Translational Medicine and Therapeutics at the University of Pennsylvania. Dr. McNamara earned both a Ph.D. and B.S. in Biochemistry from the National University of Ireland, at Galway.

Marcella K. Ruddy, M.D. has served as Tectonic’s Chief Medical Officer since July 2021. She has over 20 years of experience in drug development across all stages of clinical drug development. She currently serves as a member of the board of directors of Polarean Imaging plc and Upstream Bio, Inc. and has since August 2022 and January 2023, respectively. Prior to joining Tectonic’s team, Dr. Ruddy was the Head of Clinical Development for the Immunology/Inflammation Therapeutic Area at Regeneron Pharmaceuticals. In that role she led the clinical development of Dupixent® through over nine Phase 3 trial initiations and multiple regulatory approvals globally. Dr. Ruddy spent 10 years in early development at Merck and took many compounds from preclinical development through proof of concept in the clinic. Prior to entry into drug development, Dr. Ruddy was a member of the Pulmonary Unit at Massachusetts General Hospital/Harvard Medical School where she founded and directed the Adult Cystic Fibrosis Program. Dr. Ruddy earned an A.B. from Princeton University and a M.D. and M.S. from Washington University, St. Louis. She completed her internal medicine and pulmonary fellowship training at Harvard Medical School affiliated hospitals.

Marc Schwabish, Ph.D. has served as Tectonic’s Chief Business Officer since March 2021. Prior to joining Tectonic, Dr. Schwabish served as SVP Business Development and US Operations at Fusion Pharmaceuticals Inc. from February 2018 to December 2020 where his transactions, amongst others, included the company’s Series B financing, IPO, and an expansive partnership with AstraZeneca plc. Prior to working at Fusion Pharmaceuticals, Dr. Schwabish was Heard of U.S. Pharma Business Development at Bayer, Inc. He also held roles in Business Development and Alliance Management at Eisai Inc., Strategy Consulting at Leerink Swann and Healthcare Investment Banking at RBS. Dr. Schwabish earned a B.S. in Biological Sciences from Cornell University. He earned a Ph.D. in Biochemistry and Molecular Pharmacology from Harvard University.

Non-Employee Directors

Phillip B. Donenberg has served as a member of the AVROBIO Board since June 2018. Mr. Donenberg served as senior vice president and chief financial officer of Jaguar Gene Therapy, LLC, a privately held early-stage gene therapy company from February 2020 to March 2023. From July 2018 to November 2018, Mr. Donenberg served as the chief financial officer and senior vice president of Assertio Therapeutics, Inc., a pharmaceutical company. Previously, Mr. Donenberg served at AveXis, Inc. (now a Novartis company), a gene therapy company, as senior vice president and chief financial officer from October 2017 to June 2018 and as vice president, corporate controller from September 2016 to October 2017. He was the chief financial officer of RestorGenex Corporation from May 2014 to January 2016, when RestorGenex merged with Diffusion Pharmaceuticals LLC, a pharmaceutical company, and served as the merged company’s consultant chief financial officer until September 2016, and the chief financial officer of 7wire Ventures LLC, an early-stage healthcare venture fund, from September 2013 to May 2014. Prior to that time, Mr. Donenberg served as the chief financial officer of BioSante Pharmaceuticals, Inc. from July 1998 to June 2013, when BioSante merged with ANIP Pharmaceuticals, Inc. Mr. Donenberg currently serves on the board of directors and as audit committee chair of Taysha Gene Therapies, Inc., a gene therapy company, and also has experience serving on the boards of directors of privately held companies. Mr. Donenberg holds a B.S. in accountancy from the University of Illinois Champaign-Urbana College of Business and is a Certified Public Accountant. Mr. Donenberg is expected to be appointed to serve on the board of directors of the combined organization because of his financial expertise and his experience as an executive of companies in the life sciences industry.

Terrance McGuire has served as a member of the Tectonic Board since Tectonic commenced operations as an independent company in February 2020. Mr. McGuire was a co-founder and is currently a general partner of Polaris Partners. He serves on the board of directors of several private companies and currently serves on the board of directors of Cyclerion Therapeutics Inc., Alector Inc., Seer Inc. and Invivyd Inc. Mr. McGuire has also served on the board of Pulmatrix Inc. Mr. McGuire is the former chairman of the National Venture Capital Association, which represents ninety percent of the venture capitalists in the U.S., chairman of the board of the Thayer School of Engineering at Dartmouth College, and a member of the boards of The David H. Koch Institute for Integrative Cancer Research at the Massachusetts Institute of Technology and The Arthur Rock Center for Entrepreneurship at Harvard Business School. Mr. McGuire earned a B.S. in physics and economics from Hobart College, an M.S. in engineering from The Thayer School at Dartmouth College, and an M.B.A. from Harvard Business School. Mr. McGuire is expected to be appointed to serve on the board of directors of the combined organization because of his extensive experiences as a venture capitalist focused on the biotechnology industry, as well as many years of experience as a director of biotechnology companies guiding them in the execution of their corporate strategy and objectives.

Timothy A. Springer, Ph.D. co-founded Tectonic in June 2019 and has served as a scientific advisor to Tectonic and as a member of the Tectonic Board since June 2019. Dr. Springer served as Chief Executive Officer of Tectonic from June 2019 until August 2019 and as President of Tectonic from June 2019 until August 2020. Since 1989, Dr. Springer has served as the Latham Family Professor at Harvard Medical School. He has also served as Senior Investigator in the Program in Cellular and Molecular Medicine at Boston Children’s Hospital since 2012, and as a Professor of Biological Chemistry and Molecular Pharmacology at Harvard Medical School and Professor of Medicine at Boston Children’s Hospital since 2011. He was also the founder of Morphic

Technology, Inc. and has served as a scientific advisor and as a member of its board of directors since June 2015. He has also served Selecta Biosciences Inc. as a scientific advisor since December 2008 and as a member of its Board since June 2016. Dr. Springer is a member of the National Academy of Sciences and his honors include the Crafoord Prize, the American Association of Immunologists Meritorious Career Award, the Stratton Medal from the American Society of Hematology, and the Basic Research Prize from the American Heart Association, the Canada International Gairdner Award, and the Lasker Basic Medical Research Award. Dr. Springer received a B.A. in Biochemistry from the University of California, Berkeley, and a Ph.D. in Biochemistry and Molecular Biology from Harvard University. Dr. Springer is expected to be appointed to serve on the board of directors of the combined organization because of his extensive knowledge of the integrin field and his investment, business and board experience with biopharmaceutical companies.

Praveen Tipirneni, M.D. has served as a member of the Tectonic Board since February 2020. Dr. Tipirneni currently serves as Chief Executive Officer and as a member of the board of directors of Morphic Holding, Inc., a position he has held since July 2015. Dr. Tipirneni received a B.A. in Mechanical Engineering from Massachusetts Institute of Technology, an M.D. from McGill University and an M.B.A. from the Wharton School of Business of the University of Pennsylvania. Dr. Tipirneni is expected to be appointed to serve on the board of directors of the combined organization because of his experience with biotechnology companies, including working with and serving in various executive positions in life sciences companies.

Stefan Vitorovic, M.S., M.B.A., has served as a member of our board of directors since August 2021. Mr. Vitorovic is the co-founder and Managing Director of Vida Ventures, a role he has served in since January 2017. Prior to founding Vida Ventures, Mr. Vitorovic was an investment professional at Third Rock Ventures, an early-stage life sciences venture capital firm, from July 2014 to January 2017. At Third Rock, he was part of the founding team of Decibel Therapeutics, Inc. (acquired by Regeneron Pharmaceuticals, Inc.), a hearing-focused drug discovery and development platform company. Before Third Rock, he was an investor at TPG Capital from August 2012 to June 2014, where he focused on majority, control stakes in healthcare companies. Mr. Vitorovic worked on a variety of equity and debt financings, including Aptalis Pharmaceutical Technologies (now Adare Pharma Solutions) and Biomet, Inc. (now Zimmer Biomet Holdings, Inc. (NYSE: ZBH)). Prior to TPG, Mr. Vitorovic was an investment banker at Credit Suisse’s healthcare banking group from 2004 to 2008. Mr. Vitorovic currently serves on the board of directors of Vigil Neuroscience, Inc. (NASDAQ: VIGL), Volastra Therapeutics, Inc., and Souffle Therapeutics, Inc. He was previously a board observer of Oyster Point Pharma, Inc. (formerly NASDAQ: OYST), Dyne Therapeutics (NASDAQ: DYN) and Sutro Biopharma, Inc. (NASDAQ: STRO), and a board member of Kyverna Therapeutics, Inc. (NASDAQ: KYTX) and Praxis Precision Medicines, Inc. (NASDAQ: PRAX) from 2018 to 2022. He received a B.S. with Honors in Biological Sciences and an M.S. in Biology from Stanford University, where he conducted biomedical research in the lab of Dr. Helen Blau at Stanford Medical School. Mr. Vitorovic received his M.B.A. from Harvard Business School. We believe Mr. Vitorovic is qualified to serve on our board of directors because of his deep expertise in life sciences research and investing, as well as his extensive experience in new company formation and operations.

Election of Officers

Each executive officer will serve at the discretion of the combined company’s board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal.

Board of Directors of the Combined Company Following the Merger

All of AVROBIO’s current directors, other than Phillip B. Donenberg, are expected to resign from their positions as directors of AVROBIO, effective as of the effective time. The AVROBIO Board currently consists of seven members, divided into three staggered classes, with one class to be elected at each annual meeting to serve for a three-year term. The staggered structure of the board of directors will remain in place for the combined company following the completion of the merger. It is anticipated that the incoming directors will be appointed to applicable vacant director seats of the combined company’s board of directors following the resignation of the AVROBIO directors as set forth above.

There are no family relationships among any of the proposed combined company’s directors or executive officers.

Committees of the Board of Directors

Following the completion of the merger, AVROBIO and Tectonic anticipate that the board of directors of the combined company will establish an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a charter adopted by the board of directors of the combined company. AVROBIO and Tectonic believe that following the completion of the merger the functioning and composition of these committees will comply with the requirements of Sarbanes-Oxley Act of 2002, Nasdaq listing rules and SEC rules and regulations. The board of directors of the combined company may also establish other committees from time to time to assist the combined company and its board of directors. Each of the audit committee, compensation committee and nominating and corporate governance committee is expected to have the responsibilities described below.

Audit Committee

Following the completion of the merger, the members of the combined company’s audit committee are expected to be Phillip Donenberg, Terrance McGuire and Stefan Vitorovic, each of whom qualifies as an independent director for audit committee purposes, as defined under the rules of the SEC and the applicable Nasdaq listing rules and has sufficient knowledge in financial and auditing matters to serve on the combined company’s audit committee. Phillip Donenberg is expected to chair the audit committee. Philip Donenberg is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act.

The primary responsibilities of the combined company’s audit committee will be to oversee the combined company’s accounting and financial reporting processes, including the audits of the financial statements, and the internal and external audit processes. The audit committee will also oversee the system of internal controls established by management and AVROBIO’s compliance with legal and regulatory requirements. The audit committee will also be responsible for the review, consideration and approval or ratification of related party transactions. The audit committee will oversee the independent auditors, including their independence and objectivity. The audit committee will be empowered to retain outside legal counsel and other advisors as it deems necessary or appropriate to assist it in fulfilling its responsibilities and to approve the fees and other retention terms of the advisors.

Compensation Committee

Following the completion of the merger, the members of the combined company’s compensation committee are expected to be Praveen Tipirneni and Stefan Vitorovic, each of whom qualifies as an independent director, as defined under applicable Nasdaq listing rules and also meets the additional, heightened independence criteria applicable to members of the compensation committee. Praveen Tipirneni is expected to chair the compensation committee.

The primary responsibilities of the combined company’s compensation committee will be to periodically review and approve the compensation and other benefits for the combined company’s senior officers and directors. This will include reviewing and approving corporate goals and objectives relevant to the compensation of the combined company’s executive officers, evaluating the performance of these officers in light of the goals and objectives and setting the officers’ compensation. The compensation committee will also administer and make recommendations to the combined company’s board of directors regarding equity incentive plans that are subject to the board of directors’ approval and approve the grant of equity awards under the plans.

Nominating and Corporate Governance Committee

Following the completion of the merger, the members of the combined company’s nominating and corporate governance committee are expected to be Timothy Springer and Terrance McGuire, each of whom qualifies as an independent director, as defined under applicable Nasdaq listing rules. Timothy Springer is expected to chair the nominating and corporate governance committee.

The combined company’s nominating and corporate governance committee will be responsible for engaging in succession planning for the combined company’s board of directors, developing and recommending to the combined company’s board of directors criteria for identifying and evaluating qualified director candidates and making recommendations to the combined company’s board of directors regarding candidates for election or reelection to the board of directors at each annual stockholders’ meeting. In addition, the nominating and corporate governance committee will be responsible for overseeing the combined company’s corporate governance practices and making recommendations to the board of directors concerning corporate governance matters. The nominating and corporate governance committee will also be responsible for making recommendations to the board of directors concerning the structure, composition and functioning of the combined company’s board of directors and its committees.

Compensation Committee Interlocks and Insider Participation

None of the expected members of the combined company’s compensation committee has at any time been one of the officers or employees of the combined company since its inception. None of the combined company’s expected executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers that is or are expected to serve on the combined company’s board of directors or compensation committee following the completion of the merger.

Code of Conduct and Ethics

Following the completion of the merger, the combined company will adopt a Code of Conduct and Ethics that establishes the standards of ethical conduct applicable to all of the combined company’s directors, officers and employees. The full text of the combined company’s Code of Conduct and Ethics will be posted on the combined company’s website at www.tectonictx.com. The Code of Conduct and Ethics will address, among other matters, compliance with laws and policies, conflicts of interest, corporate opportunities, regulatory reporting, external communications, confidentiality requirements, insider trading, proper use of assets and how to report compliance concerns. The combined company intends to disclose any amendments to the Code of Conduct and Ethics, or any waivers of its requirements, on its website to the extent required by applicable rules. The combined company’s audit committee will be responsible for applying and interpreting the Code of Conduct and Ethics in situations where questions are presented to it. Information contained on, or that can be accessed through, the combined company’s website is not incorporated by reference into this proxy statement/prospectus, and you should not consider information on the combined company’s website to be part of this proxy statement/prospectus.

Non-Employee Director Compensation

Prior to the merger, Tectonic did not have a formal policy to provide any cash or equity compensation to its non-employee directors for their service on the Tectonic Board or committees of the Tectonic Board. Tectonic’s non-employee director compensation is described in the section titled “Tectonic’s Executive and Director Compensation” beginning on page 297 of this proxy statement/prospectus. Except as described below, determinations with respect to director compensation after the closing have not yet been made. In connection with closing of the merger, it is expected that the board of directors of the combined company will adopt a non-employee director compensation policy, designed to enable the combined company to attract and retain, on a long-term basis, highly qualified non-employee directors and align its directors’ interests with those of its stockholders. Employee directors will not receive additional compensation for their services as directors. Each director who is not an employee will be paid cash compensation for serving on the board of directors of the combined company, the amount and terms of which have not yet been determined.

In addition, each non-employee elected or appointed to the board of directors of the combined company will be granted an initial stock option award and an annual stock option award, the amount and terms of which have not yet been determined.

The combined company will also reimburse its non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending the board of director and committee meetings.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

OF THE COMBINED COMPANY

In addition to the compensation agreements and other arrangements with AVROBIO’s and Tectonic’s directors and executive officers, including those discussed in the sections titled “Management Following the Merger,” “Tectonic Executive and Director Compensation” and “AVROBIO Executive Compensation,” beginning on pages 427 and 284, respectively, of this proxy statement/prospectus, the following is a description of each transaction involving AVROBIO since January 1, 2022, each transaction involving Tectonic since January 1, 2022 and each currently proposed transaction in which:

•	either Tectonic or AVROBIO has been or is to be a participant;

•

the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of the average of Tectonic’s or AVROBIO’s total assets at year-end for the last two completed fiscal years, as applicable; and

•

any of Tectonic’s or AVROBIO’s directors, executive officers or holders of more than 5% of Tectonic’s or AVROBIO’s capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Tectonic Transactions

Private Financings

Series A Preferred Stock Financing – Subsequent Milestone Closing

In June 2022, the Tectonic Board determined that Tectonic had achieved the milestone events pursuant to the terms of its Series A Preferred Stock Purchase Agreement and issued and sold to certain investors (i) an aggregate additional 2,450,163 shares of Tectonic’s Series A-1 Preferred Stock, and (ii) an additional 437,282 shares of Tectonic’s Series A-2 Preferred Stock in a subsequent closing, at a purchase price of $13.1876 per share for an aggregate purchase price of $38,028,475.61 (the “Milestone Closing”).

The following table summarizes purchases of shares of Tectonic Series A Preferred Stock by Tectonic’s related persons in the Milestone Closing:

Stockholder	Shares of Series A-1 Preferred Stock (#)	Shares of Series A-2 Preferred Stock (#)	Total Purchase Price ($)
Timothy A. Springer	971,238	437,282	18,574,998
Entities affiliated with Vida Ventures(1)	659,980	—	8,703,552
Polaris Partners IX, L.P.(2)	568,716	—	7,499,999
Polaris Founders Capital Fund I, L.P.(3)	18,957	—	249,997
Reicin Inc.(4)	11,374	—	149,995

(1)

Represents (i) 642,161 shares purchased by Vida Ventures II, LLC (“Vida II Main Fund”) and (ii) 17,819 shares purchased by Vida Ventures II-A, LLC (“Vida II Parallel Fund,” and together with the Vida II Main Fund, “Vida II”). VV Manager II, LLC (“VV Manager II”) is the manager of Vida II. Stefan Vitorovic serves as a director on the Tectonic Board and is a member of the investment committee of VV Manager II, which is affiliated with Vida Ventures. Entities affiliated with Vida Ventures collectively hold more than five percent of Tectonic’s outstanding capital stock.

(2)

Polaris Partners IX, L.P. (“PP IX”) owns more than five percent of Tectonic’s outstanding capital stock. Terrance McGuire serves as a director on the Tectonic Board and holds an interest in Polaris Partners GP IX, L.L.C., the general partner of PP IX.

(3)	Terrance McGuire serves as a director on the Tectonic Board and is a managing member of Polaris Founders Capital Management Co. I, L.L.C., the general partner of Polaris Founders Capital Fund I, L.P.

(4)	Reicin Inc. is controlled by Cheryl Reicin. Dr. Reicin is the sister of Dr. Reicin, who serves as the Chief Executive Officer of Tectonic and a director on the Tectonic Board.

Tectonic Subscription Agreement and Company SAFEs

On January 30, 2024, concurrently with the execution and delivery of the Merger Agreement, Tectonic entered into the Subscription Agreement with certain investors named therein, pursuant to which such investors agreed to purchase shares of Tectonic common stock, at a purchase price of $12.39908 per share, and certain investors have consummated or will consummate certain additional purchases of Tectonic common stock pursuant to the terms of the Company SAFEs entered into by such investors and Tectonic, for an aggregate purchase price among the private financings contemplated by the Subscription Agreement and such Company SAFEs of approximately $130.7 million.

The following table summarizes commitments to purchase Tectonic common stock pursuant to the Subscription Agreement and the entry into the Company SAFEs by Tectonic’s related persons:

Stockholder	Total Purchase Price ($)
Entities affiliated with Timothy A. Springer, Ph.D.(1)	41,999,997
Polaris Partners IX, L.P.(2)	8,999,989
Entities affiliated with Vida Ventures(3)	7,499,987
Polaris Founders Capital Fund II, L.P.(4)	1,499,991
Andrew Kruse, Ph.D.(5)	125,000

(1)	Represents entry into the Company SAFEs and commitments to purchase Tectonic common stock pursuant to the Subscription Agreement. Dr. Timothy A. Springer serves as a director on the Tectonic Board.
(2)

Represents entry into the Company SAFEs and commitments to purchase Tectonic common stock pursuant to the Subscription Agreement. PP IX owns more than five percent of Tectonic’s outstanding capital stock. Terrance McGuire serves as a director on the Tectonic Board and holds an interest in Polaris Partners GP IX, L.L.C., the general partner of PP IX.

(3)

Represents entry into the Company SAFEs and commitments to purchase Tectonic common stock pursuant to the Subscription Agreement. Stefan Vitorovic serves as a director on the Tectonic Board and is a member of the investment committee of VV Manager II, LLC, which is affiliated with Vida Ventures. Entities affiliated with Vida Ventures collectively own more than five percent of Tectonic’s outstanding capital stock.

(4)

Represents commitments to purchase Tectonic common stock pursuant to the Subscription Agreement. Terrance McGuire serves as a director on the Tectonic Board and is a managing member of Polaris Founders Capital Management Co. II, L.L.C., the general partner of Polaris Founders Capital Fund II, L.P.

(5)	Represents entry into the Company SAFEs. Dr. Andrew Kruse serves as a director on the Tectonic Board.

Agreements with Stockholders

In connection with Tectonic’s Series A preferred stock financing, Tectonic entered into investors’ rights, voting and right of first refusal and co-sale agreements containing registration rights, information rights, voting rights and rights of first refusal, among other things, with certain holders of Tectonic’s preferred stock and certain holders of Tectonic’s common stock. These stockholder agreements will terminate upon the closing of the Merger.

Support Agreements Under the Merger

Certain Tectonic stockholders are parties to support agreements with Tectonic pursuant to which, among other things, each such stockholder, solely in his, her or its capacity as a Tectonic stockholder, has agreed to vote all of such stockholder’s shares of Tectonic capital stock in favor of (i) the adoption of the Merger Agreement, (ii) the approval of the merger and related transactions contemplated by the Merger Agreement, (iii) the approval of an amendment to Tectonic’s certificate of incorporation to increase its authorized stock, (iv) to the extent such person is entitled to vote or exercise a right to consent with respect to such matter, effecting the preferred stock conversion immediately prior to conversion of the Company SAFEs, which Company SAFEs conversion shall occur immediately prior to the private placement financings, (v) waiving any preemptive right, right of participation, right of maintenance, anti-dilution right or any similar right as may otherwise be provided to such stockholder under Tectonic’s certificate of incorporation or bylaws in connection with the merger and related transactions contemplated by the Merger Agreement and (vi) against any Acquisition Proposal from a third party.

As of January 30, 2024, the Tectonic stockholders that are party to a support agreement with Tectonic held shares of Tectonic capital stock representing approximately 88.0% of the voting power of Tectonic. These stockholders include executive officers and directors of Tectonic, as well as certain other stockholders owning a significant portion of the outstanding shares of Tectonic capital stock. Following the effectiveness of the Registration Statement on Form S-4 of which this proxy statement/prospectus is a part and pursuant to the Merger Agreement, Tectonic stockholders holding a sufficient number of shares of Tectonic capital stock to adopt the Merger Agreement and approve the merger and related transactions contemplated by the Merger Agreement will execute a written consent providing for such adoption and approval.

Indemnification Agreements

Tectonic has entered, or will enter prior to the closing of the merger, into indemnification agreements with each of its directors and executive officers. These agreements will, among other things, require Tectonic to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in Tectonic’s right, on account of any services undertaken by such person on Tectonic’s behalf or that person’s status as a member of the Tectonic Board to the maximum extent allowed under Delaware law.

Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, certain executive officers, directors and stockholders of AVROBIO and Tectonic have entered into the Lock-Up Agreements with AVROBIO, pursuant to which such parties have agreed not to, except in limited circumstances, sell or transfer their shares of AVROBIO common stock, for the 180-day period following the closing.

The Tectonic stockholders who have executed Lock-Up Agreements as of January 30, 2024, owned in the aggregate, approximately 88.0% of the shares of Tectonic’s outstanding capital stock.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the full text of the form of Lock-Up Agreement, which is attached hereto as Annex E.

Policies and Procedures for Related Party Transactions

While Tectonic does not have a formal written policy or procedure for the review, approval or ratification of related party transactions, it has been the practice of the Tectonic Board to consider the nature of and business reason for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, Tectonic’s best interests.

Upon consummation of the merger, the audit committee of the board of directors of the combined organization will apply AVROBIO’s related party transaction policy, described above, until such time as the board of directors of the combined organization shall amend the policy. All of the Tectonic transactions described in this section were entered into prior to the application of this policy to Tectonic.

AVROBIO Transactions

As a smaller reporting company, AVROBIO is required under SEC rules to disclose any transaction for the last two completed fiscal years or any currently proposed transaction in which AVROBIO is a participant and in which any related person has or will have a direct or indirect material interest involving an amount in excess of $120,000 or 1% of the average of AVROBIO’s total assets at year-end for the last two fiscal years. A related person is any executive officer, director, nominee for director or holder of 5% or more of AVROBIO’s common stock or an immediate family member of any of those persons.

Other than the compensation agreements and other arrangements described under the sections titled “AVROBIO’s Executive Compensation” and “AVROBIO’s Director Compensation” beginning on pages 284 and 294, respectively, of this proxy statement/prospectus and the transactions described below, since January 1, 2022, there has not been and there is not currently proposed, any transaction or series of similar transactions to which AVROBIO is, or will be, a party in which the amount involved exceeded, or will exceed, $120,000 (or, if less, one percent of the average of AVROBIO’s total assets amounts at December 31, 2022 and 2023) and in which any director, executive officer, holder of five percent or more of any class of AVROBIO’s capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

License Agreements and Related Agreements with University Health Network

Fabry License Agreement

On January 27, 2016, AVROBIO entered into an option agreement with UHN pursuant to which UHN granted AVROBIO an exclusive option to enter into an exclusive license under certain intellectual property rights related to Fabry disease. On November 4, 2016, AVROBIO executed its option and entered into an exclusive license agreement with UHN. Under this agreement (the “Fabry license agreement”), UHN granted AVROBIO an exclusive worldwide license under certain intellectual property rights and a non-exclusive worldwide license under certain know-how, in each case subject to certain retained rights, to develop, commercialize and sell products for use in the treatment of Fabry disease. Under the terms of the Fabry license agreement, AVROBIO paid to UHN a one-time upfront fee and was obligated to pay an annual maintenance fee until the first sale of a licensed product in certain markets. AVROBIO was also required to make payments to UHN in connection with the achievement of certain development and regulatory milestones in an aggregate amount of up to CAD$2.45 million, as well as royalties on a country-by-country basis of a low to mid-single digit percentage on annual sales of licensed products and a lower single digit royalty in certain circumstances. Additionally, AVROBIO was required to pay a low double digit percentage of all sublicensing revenue. AVROBIO also made a philanthropic commitment to donate funds to organizations for the benefit of the Canadian Fabry community in an amount equal to a low double digit percentage of AVROBIO’s royalty payments and regulatory milestone payments, up to a maximum of CAD$500,000 in any calendar year. In connection with this agreement, AVROBIO also entered into three separate letter agreements with UHN, dated November 4, 2016, June 2, 2017 and December 11, 2019, pursuant to which AVROBIO agreed to provide certain funding and costs and expenses associated with a clinical trial conducted by UHN for the treatment of Fabry disease. For the years ended December 31, 2022 and 2023, AVROBIO paid $161 and $93 thousand, respectively, to UHN in connection with these agreements, which consists of reimbursable funded study trial costs and license maintenance fees. Effective as of January 4, 2024, AVROBIO terminated the Fabry license agreement with UHN. Following the termination of the Fabry license agreement, AVROBIO does not have any remaining financial obligations to UHN pursuant to the Fabry license agreement.

Interleukin-12 Agreement

On January 27, 2016, AVROBIO entered into an exclusive license agreement (the “IL-12 Agreement”) with UHN pursuant to which UHN granted AVROBIO an exclusive license to certain intellectual property rights relating to Interleukin-12 proteins (“IL-12”). AVROBIO entered into an amendment to the IL-12 Agreement on September 28, 2017. Under the IL-12 Agreement, as amended (the “Amended IL-12 Agreement”), AVROBIO paid an upfront license fee and reimbursement of certain patent expenses, and AVROBIO was also obligated to pay an annual license fee as well as payments in connection with the achievement of certain performance and development milestones for an aggregate total of up to CAD$19.275 million in milestone payments. Additionally, the Amended IL-12 Agreement required AVROBIO to pay a low to mid-single digit royalty percentage on annual sales of licensed products, and a low double digit percentage of all sublicensing revenue. For the years ended December 31, 2022 and 2023, AVROBIO paid $39 and $37 thousand to UHN under the Amended IL-12 Agreement, respectively, which consists of license maintenance fees. Effective as of August 24, 2023, AVROBIO and UHN agreed to terminate the Amended IL-12 Agreement. Following the termination of the Amended IL-12 Agreement, AVROBIO does not have any remaining financial obligations to UHN pursuant to the Amended IL-12 Agreement.

In connection with the Amended IL-12 Agreement, AVROBIO has also entered into two separate sponsored research agreements with UHN, one in March 2017 and one in July 2017. The March 2017 agreement was amended and restated and subsequently amended in November 2017. Pursuant to each of these sponsored research agreements, AVROBIO agreed to fund certain research projects related to IL-12 and Fabry disease, including salaries of certain researchers of up to CAD$200,000 and CAD$164,652 under the March 2017 and July 2017 agreements, respectively.

At the time AVROBIO entered into each of the above agreements with UHN, other than the letter agreement dated December 11, 2019, UHN was a greater than 5% beneficial owner of AVROBIO’s outstanding capital stock. Additionally, Christopher Paige is a senior scientist at UHN and is currently a member of the AVROBIO Board. As an inventor of certain of the intellectual property rights related to IL-12 that AVROBIO licenses from UHN, Dr. Paige would have been entitled to a portion of the consideration that AVROBIO would have been required to pay to UHN pursuant to the Amended IL-12 Agreement.

Agreements with Stockholders

In connection with AVROBIO’s prior preferred stock financings, AVROBIO entered into investors’ rights, voting and right of first refusal and co-sale agreements containing registration rights, information rights, voting rights and rights of first refusal, among other things, with certain holders of AVROBIO’s preferred stock and certain holders of AVROBIO’s common stock. These stockholder agreements terminated upon the closing of AVROBIO’s IPO, except for the registration rights granted under its investors’ rights agreement, which terminated five years following AVROBIO’s IPO.

Concurrently with the execution of the Merger Agreement, certain stockholders of AVROBIO holding approximately 10.8% of the outstanding shares of AVROBIO common stock as of January 30, 2024 entered into support agreements with AVRO. These stockholders include executive officers and directors of AVROBIO, as well as certain other stockholders owning a significant portion of the outstanding shares of AVROBIO capital stock.

For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger—Support Agreements” beginning on page 263 of this proxy statement/prospectus. The foregoing description of the support agreements does not purport to be complete and is qualified in its entirety by the full text of the form of AVROBIO support agreement, which is attached hereto as Annex C.

Indemnification Agreements

AVROBIO has entered into and in the future plans to enter into agreements to indemnify AVROBIO’s directors and executive officers. These agreements, among other things, require AVROBIO to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in AVROBIO’s right, on account of any services undertaken by such person on behalf of AVROBIO or that person’s status as a member of the AVROBIO Board or as an officer of AVROBIO to the maximum extent allowed under Delaware law.

Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, certain executive officers, directors and stockholders of AVROBIO and Tectonic have entered into the Lock-Up Agreements with AVROBIO, pursuant to which such parties have agreed not to, except in limited circumstances, sell or transfer their shares of AVROBIO common stock, for the 180-day period following the closing.

The AVROBIO stockholders who have executed Lock-Up Agreements as of January 30, 2024, owned in the aggregate, approximately 10.8% of the shares of AVROBIO’s then outstanding capital stock.

For a more detailed discussion of the Lock-Up Agreements, please see the section titled “Agreements Related to the Merger—Lock-Up Agreements” beginning on page 264 of this proxy statement/prospectus. The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the full text of the form of Lock-Up Agreement, which is attached hereto as Annex E.

Related Person Transaction Policy

The AVROBIO Board reviews and approves transactions with directors, officers and holders of five percent or more of AVROBIO’s voting securities and their affiliates, each a related party. AVROBIO adopted a written related person transaction policy that requires related party transactions to be approved by AVROBIO’s Audit Committee. Pursuant to this policy, the Audit Committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between AVROBIO and related persons in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of AVROBIO common stock, in each case since the beginning of the most recently completed year, and their immediate family members.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

For purposes of the discussion in this section, a one-for-ten reverse stock split of AVROBIO common stock has been assumed, and any references herein to the proposed one-for-ten reverse stock split shall account for such assumption.

On January 30, 2024, AVROBIO, Inc. (“AVROBIO”), Tectonic Therapeutic, Inc. (“Tectonic”), and AVROBIO Merger Subsidiary, Inc., a direct, wholly owned subsidiary of AVROBIO (“Merger Sub”) entered into an agreement and plan of merger and reorganization (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Tectonic, with Tectonic surviving as a wholly owned subsidiary of AVROBIO (such transaction, the “merger”). Upon completion of the merger, the business of Tectonic will continue as the business of the surviving corporation, referred to herein as the “combined company.” After the completion of the merger, AVROBIO will change its corporate name to Tectonic Therapeutic, Inc.

At the closing of the merger (the “effective time” or the “Closing”) and related transactions, each share of Tectonic common stock outstanding immediately prior to the effective time, including outstanding and unvested Tectonic Restricted Stock (defined in Note 1 of the accompanying notes), will be converted into the right to receive 14,895,913 shares of AVROBIO common stock in the aggregate, 16,057 shares of which will be subject to the same vesting provisions as those immediately prior to the merger, based on an exchange ratio determined in accordance with the terms of the Merger Agreement (the “Exchange Ratio”). The number of shares of Tectonic common stock outstanding immediately prior to the effective time includes Tectonic common stock issued upon conversion of each share of Tectonic convertible preferred stock, and shares of Tectonic common stock issued in connection with the Subscription Agreements and Company SAFEs as defined in Note 1 of the accompanying notes (together with the merger, the “Transactions”). The Exchange Ratio is currently estimated to be 0.74 shares of AVROBIO common stock for each share of Tectonic common stock after giving effect to the proposed one-for-ten reverse stock split of AVROBIO common stock, and is subject to change to account for, among other things, whether AVROBIO’s net cash balance (as defined in the Merger Agreement) is less than $64.5 million or greater than $65.5 million as of the Closing. The preliminary estimated Exchange Ratio reflects the assumption that AVROBIO’s net cash as of the Closing will be $65.0 million. Management currently anticipates that AVROBIO’s net cash as of the Closing will be approximately $65.0 million to $75.0 million, see Note 1 of the accompanying notes for additional discussion.

The unaudited pro forma condensed combined balance sheet combines the historical balance sheets of AVROBIO and Tectonic as of December 31, 2023, and depicts the accounting of the Transactions under U.S. generally accepted accounting principles (“pro forma balance sheet transaction accounting adjustments”). The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 combines the historical results of AVROBIO and Tectonic for this period and depicts the pro forma balance sheet transaction accounting adjustments assuming that those adjustments were made as of January 1, 2023 (“pro forma statement of operations transaction accounting adjustments”). Collectively, pro forma balance sheet transaction accounting adjustments and pro forma statement of operations transaction accounting adjustments are referred to as “transaction accounting adjustments” or “pro forma adjustments.”

These unaudited pro forma condensed combined financial information and related notes have been derived from and should be read in conjunction with:

•	the historical audited consolidated financial statements of Tectonic for the years ended December 31, 2023 and 2022, and the related notes included elsewhere in this proxy statement/prospectus;

•	the historical audited consolidated financial statements of AVROBIO for the years ended December 31, 2023 and 2022, and the related notes included elsewhere in this proxy statement/prospectus; and

•

the sections titled “AVROBIO’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Tectonic’s Management’s Discussion and Analysis of Financial Condition and Results of Operation,” and other financial information relating to AVROBIO and Tectonic included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information is based on the assumptions and pro forma adjustments that are described in the accompanying notes. The pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed, and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final accounting, expected to be completed after the Closing, may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position or results of operations in the future periods or the result that actually would have been realized had AVROBIO and Tectonic been a combined organization during the specified periods. The actual results reported in periods following the merger may differ significantly from those reflected in the unaudited condensed combined pro forma financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2023

(In thousands, except share and per share amounts)

	Historical
	(A) AVROBIO Inc.	(B) Tectonic Therapeutic Inc.	Transaction Accounting Adjustments			Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$98,020	$28,769	$94,600	6	(e)	$219,023
			4	6	(a)
			26	6	(b)
			(3,079)	6	(c)
			683	6	(k)
Restricted cash	283	—	(283)	6	(k)	—
Prepaid expenses and other current assets	1,958	2,115	(1,388)	6	(i)	2,685

Total current assets	100,261	30,884	90,563			221,708
Operating right-of-use assets	432	2,669	(432)	6	(j)	2,669
Finance right-of-use assets, net	—	1,437	—			1,437
Property, equipment and improvements, net	—	3,122	—			3,122
Deferred offering costs	—	669	(669)	6	(g)	—
Restricted cash, net of current portion	400	587	(400)	6	(k)	587
Other assets	—	31	—			31

Total assets	$101,093	$39,399	$89,062			$229,554

Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$27	$409	$—			$436
Accrued expenses and other current liabilities	5,449	8,141	6,781	6	(g)	28,588
			1,121	6	(c)
			7,096	6	(h)
SAFE liabilities	—	30,515	3,610	6	(f)	—
			(34,125)	6	(f)
Operating lease liability—current portion	878	1,348	(878)	6	(j)	1,348
Finance lease liability—current portion	—	475	—			475

Total current liabilities	6,354	40,888	(16,395)			30,847
Operating lease liability—net of current portion	—	1,644	—			1,644
Finance lease liability—net of current portion	—	876	—			876

Total liabilities	6,354	43,408	(16,395)			33,367

Tectonic convertible preferred stock (Series A-1, A-2, A-3 and A-4), $0.0001 par value	—	80,627	(80,627)	6	(d)	—
Stockholders’ equity (deficit):
AVROBIO common stock, $0.0001 par value	4	—	—	6	(b)	2
			(4)	6	(l)
			2	6	(l)
Tectonic common stock, $0.0001 par value	—	—	1	6	(d)	—
			1	6	(e)
			—	6	(f)
			—	6	(a)
			(2)	6	(l)
Additional paid-in capital	572,010	5,979	80,626	6	(d)	290,410
			94,599	6	(e)
			34,125	6	(f)
			4	6	(a)
			(7,450)	6	(g)
			26	6	(b)
			(489,509)	6	(l)
Accumulated other comprehensive loss	—	(11)	—			(11)
Accumulated deficit	(477,275)	(90,604)	(3,610)	6	(f)	(94,214)
			(4,200)	6	(c)
			(7,096)	6	(h)
			(1,388)	6	(i)
			446	6	(j)
			489,513	6	(l)

Total stockholders’ equity (deficit)	94,739	(84,636)	186,084			196,187

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$101,093	$39,399	$89,062			$229,554

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2023

(In thousands, except share and per share amounts)

	Historical
	(A) AVROBIO Inc.	(B) Tectonic Therapeutic Inc.	Transaction Accounting Adjustments		Pro Forma Combined
Operating expenses:
Research and development	$47,700	$36,966	$572	7(c)	$87,082
			1,844	7(a)
General and administrative	23,967	7,682	7,096	7(b)	41,917
			816	7(c)
			2,356	7(a)

Total operating expenses	71,667	44,648	12,684		128,999
Gain on asset sale	83,736	—	—		83,736
Loss on impairment	(1,877)	—	—		(1,877)

Income (loss) from operations	10,192	(44,648)	(12,684)		(47,140)
Other income (expense), net:
Interest income	2,420	581	—		3,001
Interest expense	—	(152)	—		(152)
Other income (expense)	(78)	396	446	7(e)	764
Loss on issuance of SAFEs	—	(255)	—		(255)
Change in fair value of SAFE liabilities	—	1,255	(3,610)	7(d)	(2,355)

Total other income (expense), net	2,342	1,825	(3,164)		1,003

Income (loss) before income taxes	12,534	(42,823)	(15,848)		(46,137)
Provision for income taxes	377	—	—		377

Net income (loss)	$12,157	$(42,823)	$(15,848)		$(46,514)

Basic and diluted, net income (loss) for the period attributable to equity holders	$12,157	$(42,823)			$(46,514)

Weighted average number of common shares outstanding - basic	44,327,204	2,373,674			19,224,806	7(f)

Net income (loss) per common share - basic	$0.27	$(18.04)			$(2.42)

Weighted average number of common shares outstanding - diluted	44,567,918	2,373,674			19,248,878	7(f)

Net income (loss) per common share - diluted	$0.27	$(18.04)			$(2.42)

See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Description of the Merger

On January 30, 2024, AVROBIO, Tectonic and Merger Sub entered into the Merger Agreement pursuant to which Merger Sub will merge with and into Tectonic, with Tectonic surviving as a wholly owned subsidiary of AVROBIO. Subject to the terms and conditions of the Merger Agreement, at Closing:

a)

each outstanding share of Tectonic common stock, including outstanding and unvested Tectonic Restricted Stock (defined below), after giving effect to the Transactions, will be converted into the right to receive a number of shares of AVROBIO’s common stock, based on the Exchange Ratio,

b)

each outstanding and unexercised option to purchase shares of Tectonic common stock (“Tectonic options”) immediately prior to Closing will be assumed by AVROBIO and will be converted into an option to purchase shares of AVROBIO common stock, with necessary adjustments to the number of shares and exercise price to reflect the Exchange Ratio; and

All Tectonic restricted common stock outstanding and unvested immediately prior to Closing (“Tectonic Restricted Stock”) that is assumed by AVROBIO in the merger will remain unvested to the same extent and will be subject to the same repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement.

Under the terms of the Merger Agreement, the board of directors of AVROBIO will take actions to accelerate the vesting of certain outstanding options to purchase AVROBIO common stock, after giving effect to the proposed one-for-ten reverse stock split, held by a current employee, director or consultant of AVROBIO as of the closing of the merger, and accelerate the vesting and settle into shares of AVROBIO common stock each outstanding restricted stock unit (“RSU”) in respect of AVROBIO common stock that vests solely on the basis of time. The acceleration of vesting of AVROBIO’s options and RSUs occurs either upon a change of control as defined, pursuant to the terms of the original awards, or a modification of the awards as a result of the merger. The post-merger stock-based compensation expense, including the incremental fair value of the AVROBIO’s options and RSUs associated with the modification to accelerate vesting is expected to be immaterial at Closing and is not included as an adjustment to the unaudited pro forma condensed combined financial information.

Immediately following the merger, AVROBIO stockholders as of immediately prior to the merger are expected to own approximately 22.3% of the outstanding capital stock of the combined company on a fully diluted basis, former Tectonic stockholders are expected to own approximately 39.8% of the outstanding capital stock of the combined company on a fully diluted basis, and investors participating in the Subscription Agreements and Company SAFEs are expected to own approximately 28% and 10% of the outstanding capital stock of the combined company, respectively, on a fully diluted basis. Tectonic stockholders are expected to receive approximately 14,895,913 shares of AVROBIO common stock in connection with the merger, including 16,057 shares of AVROBIO common stock subject to vesting terms, based on the number of shares of Tectonic common stock outstanding immediately prior to the merger, including Tectonic Restricted Stock, the number of shares Tectonic common stock issued to investors participating in the Subscription Agreements and Company SAFEs, and Tectonic convertible preferred stock outstanding as of December 31, 2023, which will be converted into shares of Tectonic common stock on a one-for-one basis immediately prior to the closing of the merger. These estimates are subject to certain inputs, which include, but are not limited to, (i) the assumption that AVROBIO’s net cash at the Closing will be approximately $65.0 million, (ii) the proposed one-for-ten reverse stock split of AVROBIO common stock, and (iii) aggregate proceeds from the Private Financing Transactions (defined below) of $130.7 million. Tectonic Management does not currently expect the proceeds received from the Private Financing Transactions to change from the assumed $130.7 million. The following table summarizes the pro forma number of shares of common stock of the combined company outstanding following the consummation of the Transactions for the estimated range of AVROBIO net cash at Closing. Management currently anticipates that AVROBIO’s net cash as of the Closing will be approximately $65.0 million to $75.0 million.

	Pro Forma (Assuming AVROBIO Net Cash at Closing of $65.0 Million)		Assuming AVROBIO Net Cash at Closing of $75.0 Million
Equity Capitalization Summary Upon Consummation of the Merger	Number of Shares Owned	% Ownership	Number of Shares Owned	% Ownership
Tectonic stockholders (1)	7,045,695	36%	6,276,338	35%
AVROBIO stockholders	4,555,562	23%	4,555,562	26%
Investors participating in the Company SAFEs	2,049,253	11%	1,825,485	10%
Investors participating in the Subscription Agreements	5,800,965	30%	5,167,527	29%

Total common stock of the combined company	19,451,475	100%	17,824,912	100%

(1)

Under the pro forma assumption that AVROBIO net cash at Closing will be $65.0 million, shares of common stock of the combined company expected to be received by former Tectonic stockholders include 16,057 shares that are subject to vesting conditions, based on the number of shares of Tectonic Restricted Stock on the date of this proxy statement/prospectus and the preliminary estimated Exchange Ratio of 0.74. Assuming AVROBIO net cash at Closing of $75.0 million, 14,304 shares of common stock of the combined company expected to be received by former Tectonic stockholders will be subject to the vesting conditions.

Assuming AVROBIO net cash at Closing of $75.0 million, the pro forma combined basic and diluted net loss per share for the year ended December 31, 2023 would be $(2.64).

Consummation of the merger is subject to certain closing conditions, including, among other things, (1) approval by AVROBIO stockholders, including approval to amend AVROBIO’s certificate of incorporation to effect the proposed one-for-ten reverse stock split of AVROBIO common stock, (2) approval by the requisite Tectonic stockholders of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, (3) Nasdaq’s approval of the listing of the shares of AVROBIO common stock to be issued in connection with the merger and (4) the effectiveness of a registration statement filed with the SEC in connection with the merger.

The employment agreements for AVROBIO employees include entitlement to change in control payments for certain executives, and severance and retention bonus payments for certain non-executives, the aggregate of which will be treated as pre-merger compensation expense of AVROBIO and will be reflected as an increase to accrued expenses of AVROBIO, which will be assumed by the combined company at Closing. Prior to the Closing, AVROBIO also discontinued its research and development activities and terminated and/or expired its leases. Additionally, AVROBIO’s current Directors & Officers (D&O) policy will be fully utilized at Closing.

Private Financing Transactions

Subscription Agreements

Concurrently with the execution of the Merger Agreement, certain parties have entered into certain subscription agreements (the “Subscription Agreements”) with Tectonic to purchase, prior to the consummation of the merger, approximately 7,790,889 shares of Tectonic common stock at a purchase price of $12.40 per share for an aggregate purchase price of approximately $96.6 million. Shares of Tectonic common stock issued pursuant to the Subscription Agreements will be converted into shares of AVROBIO common stock at the Closing based on the Exchange Ratio, pursuant to the Merger Agreement.

Company SAFEs

From October to December 2023, Tectonic entered into various simple agreements for future equity (the “Company SAFEs”) with existing investors, who are also related parties of Tectonic and received $34.1 million representing the aggregate purchase amount. Tectonic accounts for the Company SAFEs as a liability pursuant to Accounting Standards Codification 480, Distinguishing Liabilities from Equity. The Company SAFEs were initially measured at their fair value upon issuance. In addition, until redemption, the Company SAFEs are measured at fair value on a recurring basis with subsequent changes in fair value recorded in the Tectonic’s statement of operations and comprehensive loss. Under the terms of the Company SAFEs, in the event of a public listing transaction such as on initial public offering or a reverse merger with a public company, the Company SAFEs will be redeemed through delivery of a variable number of shares of Tectonic common stock determined by dividing the Company SAFEs purchase amount by the offering or conversion price in the respective transaction.

The aggregate proceeds from the private financing transactions (the Subscription Agreements and the Company SAFEs) is approximately $130.7 million.

Contingent Value Rights Agreement

At or prior to the effective time, AVROBIO and its designated rights agent will enter into a Contingent Value Rights Agreement (the “CVR Agreement”). Pursuant to the CVR Agreement, each holder of AVROBIO common stock immediately prior to the effective time, will be entitled to receive a contractual contingent value right (“CVR”) subject to and in accordance with the terms and conditions of the CVR Agreement, representing the contractual right to receive a pro rata portion of 80% of the net proceeds, if any, as a result of an AVROBIO disposition (including a license of AVROBIO’s pre-closing assets as defined in the CVR Agreement) after the Closing and prior to the 18-month anniversary of the Closing, received within a 10-year period following the Closing; provided that no contingent payment will be payable to any holder of the CVRs until such time as the then-outstanding and undistributed proceeds exceeds $0.4 million in the aggregate. The CVRs represent contingent consideration in the merger, however the unaudited pro forma condensed combined financial information does not include the fair value of contingent consideration related to the CVRs as the fair value of the CVRs is expected to be nominal at Closing.

2.	Basis of Presentation

The unaudited pro forma condensed combined financial information is prepared in accordance with Article 11 of SEC Regulation S-X. The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of the combined company upon consummation of the merger.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary accounting conclusions and estimates and the final accounting conclusions and amounts may occur as a result of, among other reasons: (i) changes in initial assumptions in the determination of the accounting acquirer and related accounting, (ii) changes in the amount of cash used in AVROBIO’s operations, and (iii) other changes in AVROBIO’s assets and liabilities, which are expected to be completed after the Closing, and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future results of operations and financial position.

3.	Accounting Policies

During the preparation of the accompanying unaudited pro forma combined financial information, Management was not aware of any material differences between Tectonic’s accounting policies and the accounting policies of AVROBIO. Following the consummation of the merger, Tectonic will conduct a more detailed review of AVROBIO’s accounting policies. As a result, Tectonic may identify differences between the accounting policies of the two companies that, when conformed, could have had a material impact on the accompanying unaudited pro forma combined financial information.

4.	Accounting for the Merger

The unaudited pro forma condensed combined financial information gives effect to the merger, which will be accounted for under U.S. generally accepted accounting principles (“GAAP”) as an in-substance reverse recapitalization of AVROBIO by Tectonic. Under this method of accounting, Tectonic will be considered the accounting acquirer for financial reporting purposes. This determination is based on the expectations that, immediately following the merger:

•	Tectonic stockholders will own a substantial majority of the voting rights in the combined company;

•	Tectonic’s largest stockholder will retain the largest interest in the combined company;

•	Tectonic will designate a majority of the initial members of the board of directors of the combined company;

•	Tectonic’s executive management team will become the management of the combined company; and

•	The combined company will be renamed Tectonic Therapeutic, Inc. and will be headquartered in Massachusetts.

As a result of Tectonic being treated as the accounting acquirer, Tectonic’s assets and liabilities will be recorded at their pre-combination carrying amounts. AVROBIO’s assets and liabilities will be measured and recognized at their fair values as of the effective time, which are expected to approximate the carrying value of the acquired cash and other non-operating assets, with no goodwill or other intangible assets recorded. Any difference between the consideration transferred and the fair value of the net assets of AVROBIO following the determination of the actual consideration transferred for AVROBIO will be reflected as an adjustment to additional paid-in capital. For periods prior to Closing, the historical financial statements of Tectonic shall become the historical financial statements of the combined company.

Preliminary Estimated Consideration Transferred (Purchase Price)

The estimated preliminary purchase price, which represents the consideration transferred to AVROBIO stockholders in the merger, is calculated based on the fair value of the common stock of the combined company that AVROBIO stockholders will own as of the Closing of the Transaction because, with no active trading market for shares of Tectonic, the fair value of the AVROBIO common stock represents a more reliable measure of the fair value of consideration transferred in the merger. Accordingly, the accompanying unaudited pro forma combined financial information reflects an estimated preliminary purchase price of approximately $59.9 million. The following summarizes the preliminary estimate of the purchase price to be paid in the merger, after giving effect to the proposed one-for-ten reverse stock split of AVROBIO common stock (in thousands, except share and per share amounts):

Estimated number of common shares of the combined company to be owned by AVROBIO stockholders (1)	4,539,525
Multiplied by the estimated fair value per share of AVROBIO common stock (2)	13.00

Total	$59,014
Estimated fair value of assumed AVROBIO stock-based awards based on pre-merger service (3)	923

Total estimated purchase price	$59,937

(1)

The final purchase price will be determined based on the number of shares of AVROBIO common stock that AVROBIO stockholders own immediately prior to the closing of the merger. For purposes of this unaudited pro forma condensed combined financial information, the estimated number of shares, after giving effect to the proposed one-for-ten reverse stock split of AVROBIO common stock, represents

4,465,374 shares of AVROBIO common stock outstanding as of December 31, 2023, 22,409 shares of AVROBIO common stock issued subsequent to December 31, 2023 and 51,742 unvested RSUs outstanding as of the date of this proxy statement/prospectus which will become vested in full upon the closing of the merger in accordance with the terms of the original awards.

(2)

The estimated preliminary purchase price is based on the closing price of AVROBIO common stock on the Nasdaq Global Market on March 15, 2024, and adjusted to give effect to the proposed one-for-ten reverse stock split of AVROBIO common stock.

(3)

Reflects the estimated acquisition-date fair value of the assumed AVROBIO equity awards attributable to pre-merger service expected to be outstanding as of the effective time. This is included as an adjustment to the unaudited pro forma condensed combined balance sheet by crediting and debiting additional paid-in capital, resulting in no impact to the unaudited pro forma condensed combined financial information.

The actual purchase price for the net assets of AVROBIO will vary based on, among other things, the net cash calculation prior to Closing, the exchange ratio and the AVROBIO share price at Closing. As such, the estimated purchase price consideration reflected in the unaudited pro forma condensed combined financial information does not purport to represent what the actual purchase price consideration will be when the merger is completed. The actual purchase price will fluctuate until the effective time, and the final valuation of the purchase price consideration could differ significantly from the current estimate.

5.	Shares of AVROBIO Common Stock Issued to Tectonic Stockholders upon Closing of the Merger

At Closing, all outstanding shares of Tectonic common stock (including shares of Tectonic common stock issued upon conversion of Tectonic convertible preferred stock and shares of Tectonic common stock issued in connection with the Subscription Agreements and Company SAFEs) will be exchanged for shares of AVROBIO common stock based on the preliminary estimated Exchange Ratio of 0.74, determined in accordance with the terms of the Merger Agreement and after giving effect to the proposed one-for-ten reverse stock split of AVROBIO common stock. The estimated number of shares of AVROBIO common stock that AVROBIO expects to issue to Tectonic’s stockholders assumes AVROBIO’s net cash at Closing is $65.0 million and is determined as follows:

Shares of Tectonic common stock outstanding as of December 31, 2023 (1)	2,634,246
Tectonic stock option exercises subsequent to December 31, 2023	2,874
Shares of Tectonic common stock to be issued upon conversion of Tectonic convertible preferred stock, see Note 6(d)	6,825,483
Estimated shares of Tectonic common stock to be issued in connection with the Subscription Agreements, see Note 6(e)	7,790,889
Estimated shares of Tectonic common stock to be issued upon redemption of the Company SAFEs, see Note 6(f)	2,752,216

Total Tectonic common shares outstanding prior to the closing of the merger	20,005,708
Estimated Exchange Ratio	0.74

Estimated shares of AVROBIO common stock expected to be issued to Tectonic stockholders upon closing of the merger (2)	14,895,913

(1)	Shares of Tectonic common stock outstanding include 35,494 shares of unvested Tectonic Restricted Stock as of December 31, 2023.

(2)

Represents the total estimated shares of AVROBIO common stock expected to be issued to Tectonic stockholders at Closing, including 16,057 shares of AVROBIO common stock subject to the same vesting conditions, based on 21,565 shares of Tectonic Restricted Stock on the date of this proxy statement/prospectus and the preliminary estimated Exchange Ratio of 0.74.

In addition, in connection with the merger, AVROBIO will assume all of the outstanding options to acquire Tectonic common stock and such stock options will become exercisable for shares of AVROBIO common stock following the merger.

6.	Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2023

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro forma notes:

6(A)	Derived from the audited consolidated balance sheet of AVROBIO as of December 31, 2023.

6(B)	Derived from the audited consolidated balance sheet of Tectonic as of December 31, 2023.

Pro forma Balance Sheet Transaction Accounting Adjustments:

6(a)	To reflect the exercise of 2,874 Tectonic stock options subsequent to December 31, 2023.

6(b)

To reflect AVROBIO’s common stock activity subsequent to December 31, 2023, including the exercise of 2,835 stock options, release of 19,097 RSUs and the issuance of 477 shares under AVROBIO’s 2018 Employee Stock Purchase Plan, after giving effect to the proposed one-for-ten reverse stock split of AVROBIO common stock.

6(c)

To reflect preliminary estimated incremental compensation expense of $4.2 million related to severance, retention bonuses and change in control payments resulting from pre-existing employment agreements or from approval from AVROBIO’s board of directors that is expected to be incurred upon closing of the merger. The pro forma adjustment is reflected as a decrease in cash of $3.1 million for the severance and retention bonuses payments made subsequent to December 31, 2023, an increase in accrued expenses of $1.1 million for the remaining amounts to be paid subsequent to the Closing, and an increase to accumulated deficit of $4.2 million.

6(d)

To reflect the automatic conversion, on a one-to-one basis, of all outstanding shares of Tectonic convertible preferred stock, with a carrying amount of $80.6 million, into 6,825,483 shares of Tectonic common stock immediately prior to the merger. Tectonic convertible preferred stock outstanding is comprised of the following:

Tectonic Convertible Preferred Stock
Series A-1	4,118,120
Series A-2	1,649,188
Series A-3	696,516
Series A-4	361,659

Total shares of Tectonic convertible preferred stock converted to shares of Tectonic common stock immediately prior to the merger	6,825,483

6(e)

To reflect the issuance of 7,790,889 shares of Tectonic common stock pursuant to the Subscription Agreements entered into concurrently with the execution of the Merger Agreement, for an aggregate purchase price of $96.6 million. The proceeds received in connection with the Subscription Agreements are recorded net of transaction costs deemed to be direct and incremental costs of the equity financing in the amount of approximately $2.0 million. The issuance of shares in connection with the Subscription Agreements are recorded as the issuance of Tectonic common stock at par value, with the remaining amount recorded to additional paid-in-capital.

6(f)

To reflect, pursuant to the terms of the Company SAFEs, the automatic redemption of the principal balance of the Company SAFEs of $34.1 million, in the event of a public listing transaction, into 2,752,216 shares of Tectonic common stock at the estimated conversion price of $12.40 per share immediately prior to the closing of the merger, and the change in fair value of the SAFE liabilities of $3.6 million immediately prior to the redemption, which represents the difference between principal balance and the fair value of the Company SAFEs as of December 31, 2023, as an increase to accumulated deficit. The redemption is recorded as the issuance of Tectonic common stock at par value, with the remaining amount recorded to additional paid-in-capital.

6(g)

To reflect preliminary estimated transaction costs of $7.5 million that are expected to be incurred by Tectonic in connection with the merger, such as advisory, legal and auditor fees, as an increase in accrued expenses of $6.8 million for transaction costs not yet reflected in the historical financial statements, the derecognition of the deferred offering costs of $0.7 million included in the historical financial statements, and a reduction to additional paid-in capital of $7.5 million in the unaudited pro forma condensed combined balance sheet. As the merger will be accounted for as a reverse recapitalization equivalent to the issuance of equity for the net assets, primarily cash, of AVROBIO, these direct and incremental costs are treated as a reduction of the net proceeds received within additional paid-in capital.

6(h)

To reflect preliminary estimated transaction costs of $7.1 million, not yet reflected in the historical financial statements, which are expected to be incurred by AVROBIO in connection with the merger, such as advisory, legal and auditor fees and including the estimated $2.5 million cost of a D&O tail policy, as an increase in accrued expenses and accumulated deficit in the unaudited pro forma condensed combined balance sheet.

6(i)

To derecognize $1.4 million of AVROBIO’s prepaid expenses consisting of $0.6 million of prepaid research and development expenses related to discontinued research and development activities and $0.8 million of prepaid insurance primarily related to the current AVROBIO’s D&O policy that will be fully utilized at Closing.

6(j)

To reflect the derecognition of AVROBIO’s operating leases that will be terminated or expire prior to the closing of the merger. The operating lease right-of-use assets of $0.4 million and related operating lease liabilities of $0.9 million, will be derecognized, resulting in a $0.5 million gain on termination of lease.

6(k)

To reflect the release of $0.7 million of AVROBIO’s restricted cash, consisting of cash used to secure letters of credit in connection with AVROBIO’s lease agreements and corporate credit card program that will be terminated prior to the closing of the merger, to cash and cash equivalents.

6(l)

To reflect the recapitalization of Tectonic, pursuant to the Merger Agreement, through the contribution of 20,005,708 shares of Tectonic common stock (see Note 5), and the issuance of 14,895,913 shares of AVROBIO common stock, reflecting the estimated Exchange Ratio of 0.74 after giving effect to the proposed one-for-ten reverse stock split of AVROBIO common stock, and to reflect the derecognition of the accumulated deficit of AVROBIO which is reversed to additional paid-in capital.

The derecognition of accumulated deficit of AVROBIO of $489.5 million is determined as follows (in thousands):

Accumulated deficit of AVROBIO as of December 31, 2023	$477,275
Compensation expense related to severance, retention bonuses and change in control payments, see Note 6(c)	4,200
Preliminary estimated transaction costs of AVROBIO, see Note 6(h)	7,096
Derecognition of prepaid research and development and prepaid insurance, see Note 6(i)	1,388
Gain on termination of operating leases, see Note 6(j)	(446)

Total adjustment to derecognize the accumulated deficit of AVROBIO	$489,513

7.	Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

Pro forma notes:

7(A)	Derived from the audited consolidated statement of operations and comprehensive income (loss) of AVROBIO for the year ended December 31, 2023.
7(B)	Derived from the audited consolidated statement of operations and comprehensive loss of Tectonic for the year ended December 31, 2023.

Given Tectonic’s history of net losses and valuation allowance, management assumed an effective tax rate of 0%. Therefore, the pro forma adjustments to the unaudited pro forma condensed combined statement of operations resulted in no additional income tax adjustment to the unaudited pro forma condensed combined financial information.

Pro forma Statement of Operations Transaction Accounting Adjustments:

7(a)

To reflect preliminary estimated incremental compensation expense related to severance, retention bonuses and change in control payments recorded in research and development expenses of $1.8 million and general and administrative expenses of $2.4 million, resulting from pre-existing employment agreements or from approval from AVROBIO’s board of directors that will be incurred upon Closing assuming that the adjustment described in Note 6(c) was made on January 1, 2023.

7(b)

To reflect AVROBIO’s estimated advisory, legal, audit and other costs related to the merger, including the estimated cost of a D&O tail policy, that are not recorded in its historical financial statements as an increase to general and administrative expenses in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 assuming that the adjustment described in Note 6(h) was made on January 1, 2023.

7(c)

To reflect the derecognition of AVROBIO’s prepaid research and development expenses of $0.6 million related to discontinued research and development activities, and prepaid insurance of $0.8 million primarily related to the current AVROBIO D&O policy that will be fully utilized at Closing, assuming the adjustment made in Note 6(i) was made on January 1, 2023.

7(d)

To reflect the adjustment of the SAFE liabilities to fair value immediately prior to the redemption of the Company SAFEs, assuming that the adjustment described in Note 6(f) was made on January 1, 2023.

7(e)

To reflect the gain on termination of AVROBIO’s operating leases of $0.5 million, relating to AVROBIO’s operating leases that will be terminated or expire prior to the closing of the merger assuming that the adjustment described in Note 6(j) was made on January 1, 2023.

7(f)

The pro forma combined basic and diluted net income (loss) per share has been adjusted to reflect the pro forma net loss for the year ended December 31, 2023. In addition, the number of shares used in calculating the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of common stock of the combined company for the presenting period, after giving effect to the proposed one-for-ten reverse stock split of AVROBIO common stock. For the year ended December 31, 2023, the pro forma weighted average shares have been calculated as follows:

	December 31, 2023
	Basic	Diluted
Historical weighted-average number of Tectonic common shares outstanding	2,373,674	2,373,674
Tectonic stock option exercises subsequent to December 31, 2023	2,874	2,874
Impact of Tectonic convertible preferred stock assuming conversion as of January 1, 2023, see Note 6(d)	6,825,483	6,825,483
Impact of Tectonic private financing transactions assuming consummation of the merger as of January 1, 2023, see Note 6(e) and 6(f)	10,543,105	10,543,105

Total	19,745,136	19,745,136
Application of exchange ratio to historical Tectonic weighted-average shares outstanding	0.74	0.74

Adjusted Tectonic weighted-average number of common shares outstanding	14,701,898	14,701,898
Historical weighted-average number of AVROBIO common shares outstanding, after giving effect to the proposed one-for-ten reverse stock split of AVROBIO common stock	4,432,720	4,456,792
Shares of AVROBIO common stock issued subsequent to December 31, 2023, assuming consummation of the merger as of January 1, 2023, see Note 6(b)	22,409	22,409
Equity awards subject to outstanding AVROBIO RSUs that fully vest upon consummation of the merger (1)	67,779	67,779

Pro forma combined weighted average number of common shares outstanding	19,224,806	19,248,878

(1)

Represents the total AVROBIO RSUs expected to be outstanding as of the Closing, after giving effect to the proposed one-for-ten reverse stock split of AVROBIO common stock, including 51,742 RSUs that vest in full immediately prior to the Closing in accordance with the terms of the original awards and 16,037 RSUs that vest in full as a result of the merger.

DESCRIPTION OF AVROBIO CAPITAL STOCK

The following description of AVROBIO capital stock and provisions of AVROBIO’s charter and bylaws are summaries and are qualified by reference to such charter and bylaws and applicable provisions of Delaware corporate law. Copies of these documents are filed as exhibits to the registration statement of which this proxy statement/prospectus forms part.

Authorized Capital Stock

AVROBIO’s authorized capital stock consists of 150,000,000 shares of AVROBIO common stock, par value $0.0001 per share, and 10,000,000 shares of AVROBIO preferred stock, par value $0.0001 per share.

Common Stock

Dividends

Holders of AVROBIO common stock are entitled to receive dividends ratably, if any, as may be declared by the AVROBIO Board out of legally available funds, subject to any preferential dividend rights of any AVROBIO preferred stock then outstanding.

Voting

Holders of AVROBIO common stock are entitled to one vote for each share of AVROBIO common stock held of record for the election of directors of AVROBIO and on all matters submitted to a vote of the stockholders. The holders of AVROBIO common stock do not have any cumulative voting rights.

Distributions on Liquidation

In the event of AVROBIO’s dissolution, liquidation or winding up, holders of AVROBIO’s common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. All outstanding shares are fully paid and non-assessable.

Other Rights

Holders of AVROBIO common stock are not entitled to preemptive, subscription, redemption or conversion rights, and no sinking fund provisions are applicable to AVROBIO common stock.

Preferred Stock

AVROBIO’s charter provides for 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable the AVROBIO Board to discourage an attempt to obtain control of AVROBIO by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the AVROBIO Board were to determine that a takeover proposal is not in the best interests of AVROBIO stockholders, the AVROBIO Board could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, AVROBIO’s charter grants the AVROBIO Board broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of AVROBIO.

Anti-Takeover Effects of Delaware Law and Provisions of AVROBIO’s Charter and Bylaws

Certain provisions of the DGCL and of AVROBIO’s charter and bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of AVROBIO. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and, as a consequence, they might also inhibit temporary fluctuations in the market price of AVROBIO common stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed in part to encourage anyone seeking to acquire control of AVROBIO to first negotiate with its board of directors. These provisions might also have the effect of preventing changes in AVROBIO’s management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, AVROBIO holds that the advantages gained by protecting its ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of AVROBIO common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Delaware Anti-Takeover Statute

AVROBIO is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the date that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation or any direct or indirect majority-owned subsidiary of the corporation and the interested stockholder;

•

any sale, transfer, lease, pledge or other disposition (in one or more transactions) involving the interested stockholder of 10% or more of either the aggregate market value of all (i) the assets of the corporation or (ii) the outstanding capital stock of the corporation, involving the interested stockholder;

•

subject to exceptions, any transaction that results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or any subsidiary to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation or of any subsidiary beneficially owned by the interested stockholder; and

•

the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any direct or indirect majority-owned subsidiary.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person that is an affiliate or associate of the corporation and who beneficially owned 15% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date of determining whether such entity or person is an interested stockholder, and any affiliate or associate of that entity or person.

Board Composition and Filling Vacancies

AVROBIO’s charter provides for the division of the AVROBIO Board into three classes serving staggered three-year terms, with one class being elected each year. AVROBIO’s charter also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of two-thirds or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on the AVROBIO Board, however occurring, including a vacancy resulting from an increase in the size of the AVROBIO Board, may only be filled by the affirmative vote of a majority of AVROBIO’s directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of the AVROBIO Board.

No Written Consent of Stockholders

AVROBIO’s charter provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of AVROBIO’s bylaws or removal of directors by AVROBIO stockholders without holding a meeting of stockholders.

Meetings of Stockholder

AVROBIO’s charter and bylaws provide that only a majority of the members of the AVROBIO Board then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. AVROBIO’s bylaws limits the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

AVROBIO’s bylaws establishes advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of AVROBIO stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to AVROBIO’s corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at AVROBIO’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. AVROBIO’s bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

SECURITIES ACT RESTRICTIONS ON RESALE OF AVROBIO COMMON STOCK

Pursuant to Rule 144, a person who has beneficially owned restricted AVROBIO common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of AVROBIO at the time of, or at any time during the three months preceding, a sale and (ii) AVROBIO is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as AVROBIO was required to file reports) preceding the sale.

Persons who have beneficially owned restricted AVROBIO common stock for at least six months but who are affiliates of AVROBIO at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of shares of AVROBIO common stock then outstanding; or

•	the average weekly reported trading volume of shares of AVROBIO common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of AVROBIO under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about AVROBIO.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

According to SEC guidance, the requirements applicable to reporting shell company business combinations apply to any company that sells or otherwise disposes of its historical assets or operations in connection with or as part of a plan to combine with a non-shell private company in order to convert the private company into a public one. AVROBIO halted its remaining development programs and AVROBIO had previously implemented the Cystinosis Sale. As such, AVROBIO is subject to the SEC requirements applicable to reporting shell company business combinations. Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

We anticipate that following the consummation of the merger, the combined company will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

COMPARISON OF RIGHTS OF HOLDERS OF AVROBIO CAPITAL STOCK AND TECTONIC CAPITAL STOCK

If the merger is completed, Tectonic stockholders will receive shares of AVROBIO common stock, pursuant to the terms of the Merger Agreement. Immediately prior to the closing, assuming that Proposal Nos. 2 and 3 are approved by AVROBIO stockholders, AVROBIO’s charter will be amended to effect the reverse stock split and the officer exculpation, as set forth in the form of certificate of amendments attached as Annex G and Annex H, respectively, to this proxy statement/prospectus. In addition, after the completion of the merger, AVROBIO’s charter will be amended to change its corporate name to “Tectonic Therapeutic, Inc.”

AVROBIO and Tectonic are both incorporated under the laws of the State of Delaware. The rights of AVROBIO stockholders and Tectonic stockholders are generally governed by the DGCL. Upon completion of the merger, Tectonic stockholders will become AVROBIO stockholders, and their rights will be governed by the DGCL, AVROBIO’s bylaws and AVROBIO’s charter, as amended and restated in connection with the merger.

The material differences between the current rights of Tectonic stockholders under the Tectonic certificate of incorporation and bylaws and their rights as AVROBIO stockholders, after the merger, under AVROBIO’s charter and AVROBIO’s bylaws, both as will be in effect immediately following the completion of the merger, are summarized below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL and the governing corporate instruments that are subject to amendment in accordance with their terms. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a stockholder of AVROBIO or Tectonic before the merger and being a stockholder of the combined company following the completion of the merger. For more information on how to obtain these documents, please see the section titled “Where You Can Find More Information” beginning on page 476 of this proxy statement/prospectus.

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Organizational Documents
The rights of AVROBIO stockholders are governed by AVROBIO’s charter, bylaws and the DGCL.	The rights of Tectonic stockholders are governed by Tectonic’s amended and restated certificate of incorporation, Tectonic’s amended and restated bylaws and the DGCL.

Authorized Capital Stock
AVROBIO is authorized to issue two classes of capital stock which are designated, respectively, “common stock” and “undesignated preferred stock.” The total number of shares that AVROBIO is authorized to issue is 160,000,000, of which 150,000,000 shares are common stock, par value $0.0001 per share, and 10,000,000 shares are undesignated preferred stock, par value $0.0001 per share. The number of authorized shares of AVROBIO undesignated preferred stock and common stock may from time to time be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock of AVROBIO entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL.	Tectonic is authorized to issue two classes of capital stock which are designated, respectively, “common stock” and “preferred stock.” The total number of shares that Tectonic is authorized to issue is 18,773,041, of which 11,947,558 shares are common stock, par value $0.0001 per share, and 6,825,483 shares are preferred stock, par value $0.0001 per share. The affirmative vote of the holders of at least a majority of the outstanding shares of voting preferred stock voting together on an as-converted to common stock basis is needed to (i) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the preferred stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of preferred stock or any additional class or series of capital stock of Tectonic

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unless the same ranks junior to the preferred stock with respect to its rights, preferences and privileges. The number of authorized shares of Tectonic common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of preferred stock that may be required) the affirmative vote of the holders of shares of capital stock of Tectonic representing a majority of the votes represented by all outstanding shares of capital stock of Tectonic entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Common Stock

AVROBIO’s authorized common stock consists of 150,000,000 shares of common stock, par value $0.0001 per share.

Each holder of a share of AVROBIO common stock is entitled to one vote for each such share held of record on the applicable record date on each matter voted on at a meeting of stockholders.

Tectonic’s authorized common stock consists of 11,947,558 shares of common stock, par value $0.0001 per share.

Each holder of a share of Tectonic common stock is entitled to one vote for each such share held of record on the applicable record date on each matter voted on at a meeting of stockholders.

Preferred Stock
AVROBIO’s authorized preferred stock consists of 10,000,000 shares of undesignated preferred stock. No shares of AVROBIO undesignated preferred stock are currently outstanding.

Tectonic’s authorized preferred stock consists of 6,825,483 shares of preferred stock, of which 4,118,120 are designated “Series A-1 Preferred Stock,” 1,649,188 are designated “Series A-2 Preferred Stock,” 696,516 are designated “Series A-3 Preferred Stock,” and 361,659 are designated “Series A-4 Preferred Stock.” 6,825,483 shares of Tectonic’s preferred stock are currently outstanding.

Each holder of a share of Tectonic Series A-1 Preferred Stock, Series A-3 Preferred Stock and Series A-4 Preferred Stock is entitled to one vote for each such share held of record on the applicable record date on each matter voted on at a meeting of stockholders (the “Voting Preferred Stock”).

Number and Qualification of Directors
The number of AVROBIO directors is fixed from time to time by resolution of the AVROBIO Board. The AVROBIO Board currently consists of seven members. No decrease in the authorized number of directors constituting the AVROBIO Board will shorten the term of any incumbent director. Directors of AVROBIO need not be stockholders of AVROBIO.	The number of Tectonic directors is fixed from time to time by resolution of the Tectonic board. The Tectonic board currently consists of six members. Directors of Tectonic need not be stockholders of Tectonic. The vote of the holders of at least a majority of the outstanding shares of Voting Preferred Stock voting together on an as-converted to common stock basis is needed to increase or decrease the authorized number of directors constituting Tectonic board.

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Structure of Board of Directors; Term of Directors; Election of Directors
Other than any directors elected by the separate vote of the holders of any series of AVROBIO undesignated preferred stock, the AVROBIO Board is divided into three classes, designated as Class I, Class II and Class III, respectively. Directors are assigned to each class in accordance with a resolution or resolutions adopted by the AVROBIO Board. At the first annual meeting of stockholders following the effectiveness of AVROBIO’s IPO, the term of office of the Class I directors expired and Class I directors were elected for a full term of three years. At the second annual meeting of stockholders following AVROBIO’s IPO, the term of office of the Class II directors expired and Class II directors were elected for a full term of three years. At the third annual meeting of stockholders following AVROBIO’s IPO, the term of office of the Class III directors expired and Class III directors were elected for a full term of three years. At each succeeding annual meeting of stockholders, directors are elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. Notwithstanding the foregoing, directors elected to each class hold office until their successors are duly elected and qualified or until their earlier resignation, death or removal.	The holders of record of the shares of Voting Preferred Stock, exclusively and as a separate class (voting together on an as converted to common stock basis) shall be entitled to elect three directors and the holders of record of the shares of Tectonic common stock, exclusively and as a separate class, shall be entitled to elect two directors. If the holders of shares of Voting Preferred Stock or Tectonic common stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, then any directorship not so filled shall remain vacant until such time as the holders of the Tectonic preferred stock or Tectonic common stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of Tectonic other than by the stockholders of Tectonic that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Tectonic common stock and of any other class or series of voting stock (including the Voting Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of Tectonic. Pursuant to the terms of a Voting Agreement dated March 31, 2021 (the “Voting Agreement”), Vida Ventures II, LLC and its affiliates, Polaris Partners IX, L.P. and its affiliates and Timothy A. Springer each have the right to designate one of the directors elected by the holders of preferred stock.

Removal of Directors

Subject to the rights of the holders of any series of AVROBIO undesignated preferred stock to elect directors, or except as otherwise provided by the DGCL or AVROBIO’s charter, any director may be removed from office at any time, but only with cause and only by the affirmative vote of the holders of two thirds (2/3) of the outstanding shares of capital stock of AVROBIO entitled to vote at an election of directors.

No decrease in the authorized number of directors constituting the AVROBIO Board will shorten the term of any incumbent director. In the event of a vacancy in the AVROBIO Board, the remaining directors, except as otherwise provided by law, shall exercise the powers of the full AVROBIO Board until the vacancy is filled.

Any Tectonic director may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.

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Vacancies on the Board of Directors
Any director may resign at any time by electronic transmission or upon notice in writing to AVROBIO Chairman of the AVROBIO Board, President or Secretary. Such resignation shall be effective upon receipt, unless the resignation otherwise provides. Subject to the rights of the holders of any series of AVROBIO undesignated preferred stock, any vacancies and any newly created directorships resulting from any increase in the number of directors, will be filled solely and exclusively by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, and not by the stockholders. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor is elected and qualified or until his or her earlier resignation, death or removal.

Any director may resign at any time by delivering such director’s notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Tectonic Board. If no such specification is made, it will be deemed effective at the pleasure of the Tectonic Board.

A vacancy in any directorship filled by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series entitled to make such elections. Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of Tectonic’s charter, vacancies and newly created directorships of such class or classes or series will, unless the Tectonic board determines by resolution that any such vacancies or newly created directorships must be filled by stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

Stockholder Action by Written Consent
No action may be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with AVROBIO’s amended and restated bylaws, and no action may be taken by the stockholders by written consent in lieu of a meeting.	Any action required by statute to be taken at any annual or special meeting of the stockholders, or any action that may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents setting forth the action so taken, will be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Quorum
Unless otherwise provided by law or AVROBIO’s charter or bylaws, at each meeting of stockholders the holders of a majority of the outstanding shares of stock entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business. If a quorum fails to attend any meeting or the AVROBIO Board determines its necessary of otherwise in the best interest of	At all meetings of stockholders, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote will constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chair of the meeting or by vote of the

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AVROBIO, the presiding officer of the meeting or the holders of a majority of the shares entitled to vote who are present at the meeting may adjourn the meeting. The stockholders present at a duly constituted meeting may continue to transact business until adjournment notwithstanding the withdrawal of enough stockholders to reduce the voting shares below a quorum.	holders of a majority of the shares represented thereat, but no other business will be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.
Special Meetings of Stockholders
Special meetings of stockholders may be called only by the AVROBIO Board acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office and special meetings of stockholders may not be called by any other person or persons. The AVROBIO Board will determine the time and place, if any, of such special meeting. Only those matters set forth in the notice of the special meeting shall be considered or acted upon at such special meeting.	Special meetings of the stockholders of Tectonic may be called, for any purpose or purposes, by (i) the Chair of the Tectonic Board, (ii) the Chief Executive Officer, (iii) the Tectonic Board pursuant to a resolution adopted by directors representing a quorum of the directors then serving on the Tectonic Board or (iv) by the holders of shares entitled to cast not less than 20% of the votes at the meeting, and will be held at such place, on such date, and at such time as the Tectonic Board will fix.

Notice of Stockholder Meetings
Notice of all meetings of AVROBIO stockholders shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present and vote at such meeting, and, in the case of a special meeting, the purpose or purposes of the meeting, shall be given by the secretary (or other person authorized by AVROBIO’s bylaws) not less than ten nor more than sixty days before the meeting to each stockholder entitled to vote thereat and to each stockholder who, under AVROBIO’s charter or bylaws is entitled to such notice. If mailed, notice is given when deposited in the mail, postage prepaid, directed to such stockholder at such stockholder’s address as it appears in AVROBIO’s records. Without limiting the manner by which notice may otherwise be effectively given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.	Notice, given in writing or by electronic transmission, of each meeting of stockholders will be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by such stockholder’s attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting will be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

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Advance Notice Requirements for Stockholder Proposals
Nominations of persons for election to the AVROBIO Board and the proposal of business other than nominations to be considered by the stockholders may be made at an annual meeting of stockholders only (i) by or at the direction of the AVROBIO Board or (ii) by any stockholder of AVROBIO who is a stockholder of record at the time of giving notice provided for in AVROBIO’s amended and restated bylaws, who is entitled to vote at the meeting, who is present (in person or by proxy) at the meeting and who complies with the notice procedures set forth in AVROBIO’s bylaws. For the avoidance of doubt, the foregoing clause (ii) is the exclusive means for a stockholder to make director nominations and submit other business (other than matters properly included in the corporation’s notice of meeting of stockholders and proxy statement under Rule 14a-8 under the Exchange Act) before an annual meeting of stockholders.	Tectonic’s bylaws do not contain advance notice requirements for stockholder proposals.

Amendment of Certificate of Incorporation

The affirmative vote of the majority of the outstanding shares of capital stock entitled to vote, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class, at a duly constituted meeting of stockholders called expressly for such purpose, will be required to amend certain provisions of AVROBIO’s charter.

Notwithstanding any other provisions of AVROBIO’s charter or bylaws, or any provision of law which might otherwise permit a lesser vote or no vote, stockholders may vote to amend AVROBIO’s charter pursuant to Section 242 of the DGCL.

Subject to Section 242 of the DGCL, affirmative vote of the majority of the outstanding shares of capital stock entitled to vote and the affirmative vote of the holders of at least a majority of the outstanding shares of Tectonic preferred stock, voting together on an as-converted to Tectonic common stock basis, will be required to amend, alter, waive or repeal any provision of Tectonic’s charter in a manner that adversely affects the powers, preferences or rights of the holders of Tectonic preferred stock.

Amendment of Bylaws
AVROBIO’s bylaws may be amended or repealed by the AVROBIO stockholders or the AVROBIO Board. The affirmative vote of a majority of the outstanding shares of capital stock entitled to vote, voting together as a single class, is required to amend or repeal AVROBIO’s bylaws. The AVROBIO Board also has the power to amend or repeal AVROBIO’s bylaws by the affirmative vote of a majority of the directors then in office.	The Tectonic Board is expressly empowered to adopt, amend or repeal Tectonic’s bylaws. Tectonic stockholders also have power to adopt, amend or repeal Tectonic’s bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by Tectonic’s charter, such action by stockholders requires the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of Tectonic entitled to vote generally in the election of directors, voting together as a single class.

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The affirmative vote of the holders of at least a majority of the outstanding shares of Voting Preferred Stock, voting together on an as-converted to Tectonic common stock basis, is required to amend, alter, waive or repeal any provision of Tectonic’s bylaws in a manner that adversely affects the powers, preferences or rights of the holders of Tectonic preferred stock.

Limitation on Director Liability
The liability of the AVROBIO directors to AVROBIO or AVROBIO stockholders for monetary damages is and will be eliminated to the fullest extent under applicable law. If applicable law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to AVROBIO will be eliminated or limited to the fullest extent permitted by applicable law as so amended. Any amendment, repeal or modification of applicable law shall not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a person serving as a director at the time of such amendment, repeal or modification.	A Tectonic director shall not be personally liable to Tectonic or its stockholders for monetary damages for breach of fiduciary duty as a director.

Indemnification
To the fullest extent permitted by applicable law, AVROBIO is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of AVROBIO (and any other persons to which applicable law permits AVROBIO to provide indemnification) through provisions of AVROBIO’s amended and restated bylaws, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended to authorize broader indemnification rights than such law permitted AVROBIO to provide prior to such amendment, then the liability of a director to AVROBIO will be eliminated or limited to the fullest extent permitted by applicable law as so amended.	To the fullest extent permitted by applicable law, Tectonic is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of Tectonic (and any other persons to which the DGCL permits Tectonic to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

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Conversion Rights
AVROBIO does not have any outstanding shares of undesignated preferred stock.	Tectonic’s charter provides that holders of Tectonic preferred stock have the right to convert such shares into shares of common stock at any time at a conversion rate in accordance with the terms of Tectonic’s charter. In addition, upon the earliest of (a) the closing of the sale of shares of Tectonic common stock to the public at a price of at least $39.56280 per share in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act, resulting in at least $75,000,000 of gross proceeds to Tectonic or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the outstanding shares of Voting Preferred Stock voting together on an as-converted to common stock basis, then (i) all outstanding shares of Tectonic preferred stock shall automatically be converted into shares of Tectonic common stock, at the then effective conversion rate as calculated pursuant to Tectonic’s charter. Each share of Series A-2 preferred stock shall be convertible into one share of Series A-1 preferred stock.

Right of First Refusal
AVROBIO does not have a right of first refusal in place.	Pursuant to a Right of First Refusal and Co-Sale Agreement dated March 31, 2021 (the “Right of First Refusal Agreement”) certain of Tectonic stockholders (each, a “Key Holder”), wishing to transfer any shares of Tectonic capital stock must first provide Tectonic with the right to purchase such shares. In such an event, if Tectonic does not elect to exercise its right of first refusal in full, certain stockholders party to the Right of First Refusal, or Investors, have a secondary right of first refusal to purchase all or any portion of the shares of Tectonic capital stock which are proposed for sale or transfer by the Key Holders.

Right of Co-Sale
AVROBIO does not have a right of co-sale in place.	Pursuant to the Right of First Refusal Agreement each Investor has a right of co-sale with respect to any Tectonic capital stock proposed to be transferred or sold by any Key Holder which is not earlier purchased by Tectonic by exercise of its right of first refusal (as further described above) or by any Tectonic investor by exercise of their secondary right of first refusal (as further described above).

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Preemptive Rights
AVROBIO stockholders do not have preemptive rights. Thus, if additional shares of AVROBIO common stock are issued, the current holders of AVROBIO common stock will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance.	Pursuant to the Investors’ Rights Agreement, dated March 31, 2021 (the “Tectonic IRA”), if Tectonic proposes to offer or sell new equity securities, Tectonic must first offer such securities to certain holders of Tectonic capital stock. Each such holder will then have the right to purchase securities in such new offering equal to the proportion of the ownership interest of such holder prior to such offering.

Distributions to Stockholders
Dividends upon AVROBIO capital stock, subject to the provisions of AVROBIO’s charter and applicable law, if any, may be declared by the AVROBIO Board pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of AVROBIO’s charter and applicable law. The AVROBIO Board may fix a record date for the determination of holders of AVROBIO common stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date may not be more than 60 days prior to the date fixed for the payment thereof.	Dividends upon Tectonic capital stock, subject to the provisions of Tectonic’s charter and applicable law, if any, may be declared by the Tectonic Board any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of Tectonic ’s amended and restated certificate of incorporation, as amended, and applicable law. The Tectonic Board may fix a record date for the determination of holders of Tectonic common stock entitled to receive payment of a dividend or distribution declared thereon, which record date is to be not to precede the date upon which the resolution fixing the record date is adopted, and which record date may not be more than 60 days prior to the date fixed for the payment thereof. The holders of Tectonic preferred stock are entitled to receive, only when, as and if declared by the Tectonic Board, dividends at the rate of 8% of the original issue price for each share of Tectonic preferred stock. No dividend shall be paid to the holders of Tectonic Common Stock unless the holders of Tectonic preferred stock first receive payment of the dividends to which they are entitled under Tectonic’s amended and restated certificate of incorporation.

Exclusive Forum
AVROBIO’s bylaws provide that unless it consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claim for: (i) any derivative action or proceeding brought on behalf of AVROBIO, (ii) any action asserting a claim of breach of or based on a fiduciary duty owed by any current or former director, officer or other employee of AVROBIO to AVROBIO or AVROBIO stockholders, (iii) any action asserting a claim against AVROBIO or any current or former director, officer or other employee or stockholder of the AVROBIO arising pursuant to any	Unless Tectonic consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Tectonic, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of Tectonic to Tectonic or its stockholders, (iii) any action asserting a claim against Tectonic, its directors, officers or employees arising pursuant to any provision of the DGCL or Tectonic’s amended

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provision of the DGCL or AVROBIO’s charter or bylaws, or (iv) any action asserting a claim against AVROBIO or any current or former director or officer or other employee of AVROBIO governed by the internal affairs doctrine. Unless AVROBIO consents in writing to the selection of an alternative forum, the United States District Court for the District of Massachusetts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of AVROBIO will be deemed to have notice of and to have consented to the forum selection provision of AVROBIO’s bylaws.	and restated certificate of incorporation, as amended or bylaws or (iv) any action asserting a claim against Tectonic, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.
Registration Rights
AVROBIO is not party to any registration rights agreements.	Under the Tectonic IRA, certain holders of Tectonic preferred stock that are party to the Tectonic IRA have certain registration rights, including the right to demand that Tectonic file a registration statement, so called “demand” registration rights, or request that their shares be covered by a registration statement that Tectonic is otherwise filing, so-called “piggyback” registration rights.

Stock Transfer Restrictions Applicable to Stockholders
Shares of AVROBIO are transferable in the manner prescribed by the DGCL.	Pursuant to Tectonic’s bylaws, transfer of Tectonic shares requires prior written consent of Tectonic board, subject to certain conditions as provided in the Tectonic bylaws.

Stockholder Rights Plan
AVROBIO has not adopted a stockholder rights plan, or “poison pill.”	Tectonic has not adopted a stockholder rights plan, or “poison pill.”

PRINCIPAL AVROBIO STOCKHOLDERS

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 2 of this proxy statement/prospectus.

The following table sets forth information, to the extent known by AVROBIO or ascertainable from public filings, with respect to the beneficial ownership of AVROBIO common stock as of March 15, 2024, by:

•	each of AVROBIO’s directors;

•	each of AVROBIO’s named executive officers;

•	all of AVROBIO’s directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by AVROBIO to beneficially own greater than 5% of AVROBIO common stock.

The column titled “Shares Beneficially Owned” is based on a total of 44,877,840 shares of AVROBIO common stock outstanding as of March 15, 2024.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to AVROBIO common stock. Shares of AVROBIO common stock subject to options that are currently exercisable or exercisable within 60 days of March 15, 2024 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of AVROBIO common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise indicated in the table below, addresses of named beneficial owners are in care of AVROBIO, Inc., One Broadway, 14th Floor, Cambridge, Massachusetts 02142.

	Shares beneficially owned
Name and address of beneficial owner	Number	Percentage
5% or Greater Stockholders:
Affiliates of Atlas Venture Fund(1)	4,541,381	10.12%
BML Investment, L.P.(2)	4,401,627	9.81%
Affiliates of ADAR1 Fund(3)	3,276,498	7.30%
Newtyn Management, LLC(4)	2,734,175	6.09%
Named Executive Officers and Directors:
Geoff MacKay(5)	213,938	*
Azadeh Golipour(6)	400,655	*
Erik Ostrowski(7)	809,184	1.77%
Essra Ridha(8)	307,694	*
Bruce Booth, DPhil(9)	76,069	*
Ian T. Clark(10)	155,091	*
Phillip Donenberg(11)	96,812	*
Gail M. Farfel, PhD(12)	80,394	*
Annalisa Jenkins, MBBS, FRCP(13)	115,580	*
Christopher Paige, PhD(14)	328,581	*
Philip J. Vickers, PhD(15)	99,612	*
All current executive officers and directors as a group (11 persons)(16)	3,042,369	6.40%

*	Represents beneficial ownership of less than one percent.
(1)

Based in part on a Schedule 13D filed with the SEC on July 30, 2019 and a Form 4 filed with the SEC on February 18, 2020. 3,710,052 shares are held directly by Atlas Venture X, 810,811 shares are held directly by Atlas Venture Opportunity and 20,518 shares are held directly by AVA X LP. AVA X LP is the general partner of Atlas Venture X, and AVA X LLC is the general partner of AVA X LP. AVA Opportunity LP is the general partner of Atlas Venture Opportunity and AVA Opportunity LLC is the general partner of AVA Opportunity LP. Bruce Booth is a member of AVA X LLC and AVA Opportunity LLC and a member of the AVROBIO Board. Dr. Booth disclaims beneficial ownership of such shares, except to the extent of his proportionate pecuniary interest therein, if any. The address for Atlas Venture X is 300 Technology Square, 8th Floor, Cambridge, MA 02139.
(2)

Based solely on a Schedule 13G/A filed with the SEC on February 7, 2024. The report was filed by BML Investment Partners, L.P. and Braden M. Leonard. The address for these persons is 65 E Cedar, Suite 2, Zionsville, IN 46077.

(3)

Based solely on a Schedule 13G filed with the SEC on February 23, 2024. The report was filed by ADAR1 Partners, LP, ADAR1 Capital Management, LLC, ADAR1 Capital Management GP, LLC, and Daniel Schneeberger. 3,276,498 shares are directly held by ADAR1 Partners, LP. ADAR1 Capital Management, LLC acts as an investment adviser to, and manages investment and trading accounts of, ADAR1 Partners, LP. ADAR1 Capital Management GP, LLC acts as the general partner of ADAR1 Partners, LP. Mr. Schneeberger is the manager of ADAR1 Capital Management, LLC and ADAR1 Capital Management GP, LLC. ADAR1 Capital Management, LLC, ADAR1 Capital Management GP, LLC and Mr. Schneeberger may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP. The address of the principal business office of each of these persons is 3503 Wild Cherry Drive, Building 9, Austin, Texas 78738.

(4)

Based solely on a Schedule 13G filed with the SEC on February 14, 2024. The report was filed by Newtyn Management, LLC. 1,332,500 shares are held directly by Newtyn Partners, LP and 1,401,675 shares are held directly by Newtyn TE Partners, LP. Newtyn Management, LLC is the investment manager to Newtyn Partners, LP and Newtyn TE Partners, LP and may be deemed to beneficially own the 2,734,175 shares held in aggregate by Newtyn Partners, LP and Newtyn TE Partners, LP. The address for Newtyn Management, LLC is 60 East 42nd Street, 9th Floor, New York, NY 10165.

(5)	Consists of 213,938 shares of AVROBIO common stock issuable upon exercise of options within 60 days of March 15, 2024.
(6)	Consists of (i) 37,700 shares of AVROBIO common stock and (ii) 362,955 shares of AVROBIO common stock issuable upon exercise of options within 60 days of March 15, 2024.
(7)	Consists of (i) 29,285 shares of AVROBIO common stock and (ii) 779,899 shares of AVROBIO common stock issuable upon exercise of options within 60 days of March 15, 2024.
(8)	Consists of (i) 15,881 shares of AVROBIO common stock and (ii) 291,813 shares of AVROBIO common stock issuable upon exercise of options within 60 days of March 15, 2024.
(9)	Consists of 76,069 shares of AVROBIO common stock issuable upon exercise of options within 60 days of March 15, 2024.
(10)	Consists of 155,091 shares of AVROBIO common stock issuable upon exercise of options within 60 days of March 15, 2024.
(11)	Consists of (i) 2,000 shares of AVROBIO common stock and (ii) 94,812 shares of AVROBIO common stock issuable upon exercise of options within 60 days of March 15, 2024.
(12)	Consists of 80,394 shares of AVROBIO common stock issuable upon exercise of options within 60 days of March 15, 2024.
(13)	Consists of 115,580 shares of AVROBIO common stock issuable upon exercise of options within 60 days of March 15, 2024.
(14)	Consists of (i) 252,512 shares of AVROBIO common stock and (ii) 76,069 shares of AVROBIO common stock issuable upon exercise of options within 60 days of March 15, 2024.
(15)	Consists of (i) 4,800 shares of AVROBIO common stock and (ii) 94,812 shares of AVROBIO common stock issuable upon exercise of options within 60 days of March 15, 2024.
(16)

Includes an aggregate of 2,678,169 shares issuable upon exercise of stock options within 60 days of March 15, 2024 held by AVROBIO’s current executive officers and directors as a group. Excludes shares held by Mr. MacKay, who is not a current executive officer.

PRINCIPAL TECTONIC STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of Tectonic common stock as of March 15, 2024, by:

•	each person, or group of affiliated persons, who is known by Tectonic to beneficially own greater than 5% of Tectonic’s common stock;

•	each of Tectonic’s directors;

•	each of Tectonic’s named executive officers; and

•	all of Tectonic’s directors and executive officers as a group.

The column titled “Shares Beneficially Owned” is based on a total of 9,462,603 shares of Tectonic’s common stock deemed to be outstanding as of March 15, 2024, assuming the conversion of all outstanding shares of Tectonic preferred stock into shares of Tectonic common stock. The following table does not reflect any shares of Tectonic common stock that such holders have agreed to purchase in the private financings.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to securities. In addition, shares of Tectonic common stock subject to options that are currently exercisable or exercisable within 60 days of March 15, 2024 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of Tectonic common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise indicated in the table below, addresses of named beneficial owners are in care of Tectonic, 490 Arsenal Way, Suite 210, Watertown, Massachusetts 02472.

	Shares beneficially owned
Name and address of beneficial owner	Number	Percentage
5% or Greater Stockholders:
Timothy A. Springer, Ph.D.(1)	4,552,327	48.1%
Entities affiliated with Vida Ventures(2)	1,319,960	13.9%
Polaris Partners IX, L.P.(3)	1,282,043	13.5%
Andrew Kruse, Ph.D.(4)	989,042	10.5%
Entities affiliated with Alise Reicin, M.D.(5)	514,581	5.4%
Named Executive Officers and Directors:
Timothy A. Springer, Ph.D.(1)	4,552,327	48.1%
Stefan Vitorovic(2)	1,319,960	13.9%
Terrance McGuire(6)	1,319,957	13.9%
Andrew Kruse, Ph.D.(4)	989,042	10.5%
Alise Reicin, M.D.(5)	514,581	5.4%
Christian Cortis, Ph.D.(7)	275,942	2.8%
Marcella K. Ruddy, M.D.(8)	101,430	1.1%
Praveen Tipirneni, M.D.(9)	28,447	*
All current executive officers and directors as a group(10 persons)(10)	9,333,333	91.3%

*	Represents beneficial ownership of less than one percent.
(1)

Consists of (i) 980,000 shares of Tectonic common stock held by Dr. Springer, (ii) 1,167,852 shares of Tectonic common stock issuable upon conversion of Tectonic Series A-1 preferred stock held by Dr. Springer, (iii) 1,649,188 shares of Tectonic common stock issuable upon conversion of Tectonic

Series A-2 preferred stock held by Dr. Springer, (iv) 497,611 shares of Tectonic common stock issuable upon conversion of Tectonic Series A-3 preferred stock and (v) 257,676 shares of Tectonic common stock issuable upon conversion of Tectonic Series A-4 preferred stock held by Dr. Springer.
(2)

Consists of (i) 1,284,322 shares of Tectonic common stock issuable upon conversion of Tectonic Series A-1 preferred stock held by Vida Ventures II, LLC (“Vida II Main Fund”), and (ii) 35,638 shares of Tectonic common stock issuable upon conversion of Tectonic Series A-1 preferred stock held by Vida Ventures II-A, LLC (“Vida II Parallel Fund,” and together with the Vida II Main Fund, “Vida II”). VV Manager II, LLC (“VV Manager II”) is the manager of Vida II. Arie Belldegrun, Fred Cohen, and Leonard Potter are the members of the management committee of VV Manager II (the “Management Committee”) and Arie Belldegrun, Fred Cohen, Stefan Vitorovic, Arjun Goyal, Helen Kim, Rajul Jain, and Joshua Kazam are the members of the investment committee of VV Manager II (the “Investment Committee”). Stefan Vitorovic serves as a director on the Tectonic Board. Each of the Management Committee, the Investment Committee and the respective members thereof may be deemed to share voting and dispositive power over the shares held by Vida II. VV Manager II, the Management Committee, the Investment Committee and each member of each of the Management Committee and Investment Committee disclaim beneficial ownership over the securities held of record by Vida II. The address of all entities affiliated with Vida is 40 Broad Street, Suite 201, Boston, Massachusetts 02109.

(3)

Consists of (i) 1,137,432 shares of Tectonic common stock issuable upon conversion of Tectonic Series A-1 preferred stock held by Polaris Partners IX, L.P. (“PP IX”), (ii) 99,398 shares of Tectonic common stock issuable upon conversion of Tectonic Series A-3 preferred stock held by PP IX and (iii) 45,213 shares of Tectonic common stock issuable upon conversion of Tectonic Series A-4 preferred stock held by PP IX. Polaris Partners GP IX, L.L.C. (“PP GP IX”) is the general partner of PP IX and may be deemed to have sole voting and dispositive power with respect to the shares held by PP IX. David Barrett, Brian Chee, Amir Nashat and Amy Schulman (collectively, the “PP GP IX Managing Members”) are the managing members of PP GP IX, and Terrance McGuire, a member of the Tectonic Board, holds an interest in PP GP IX. Each of the PP GP IX Managing Members and Terrance McGuire, in their respective capacities with respect to PP GP IX, may be deemed to have shared voting and dispositive power with respect to the shares held by PP IX. The principal business address for all entities and individuals affiliated with Polaris Partners is c/o Polaris Partners, One Marina Park Drive, 8th Floor, Boston, Massachusetts 02210.

(4)

Consists of (i) 980,000 shares of Tectonic common stock held by Dr. Kruse and (ii) 9,042 shares of Tectonic common stock issuable upon conversion of Tectonic Series A-4 preferred stock held by Dr. Kruse.

(5)

Consists of (i) 309,817 shares of Tectonic common stock held by Dr. Reicin, 42,386 of which are subject to repurchase as of February 9, 2024, (ii) 19,458 shares of Tectonic common stock issuable upon conversion of Tectonic Series A-3 preferred stock held by the 2020 Reicin-Boiarsky Family Trust (the “2020 Reicin Trust”), (iii) 13,561 shares of Tectonic common stock issuable upon conversion of Tectonic Series A-4 preferred stock held by the 2020 Reicin Trust and (v) 172,745 shares of Tectonic common stock issuable upon exercise of options granted to Dr. Reicin that are exercisable within 60 days of March 15, 2024. Robert Boiarsky is a co-trustee of the 2020 Reicin Trust and the spouse of Dr. Reicin. Dr. Reicin may be deemed to have shared voting and dispositive power over the securities held by the 2020 Reicin Trust.

(6)

Consists of (i) 37,914 shares of Tectonic common stock issuable upon conversion of Tectonic Series A-1 preferred stock held by Polaris Founders Capital Fund I, L.P. (“PF I”), (ii) 1,137,432 shares of Tectonic common stock issuable upon conversion of Tectonic Series A-1 preferred stock held by PP IX, (iii) 99,398 shares of Tectonic common stock issuable upon conversion of Tectonic Series A-3 preferred stock held by PP IX and (iv) 45,213 shares of Tectonic common stock issuable upon conversion of Tectonic Series A-4 preferred stock held by PP IX. Polaris Founders Capital Management Co. I, L.L.C. (“PFC I GP”) is the general partner of PF I and may be deemed to have sole voting and dispositive power with respect to the shares held by PFC I GP. Terrance McGuire, a member of the Tectonic Board, and Jonathan Flint (together, the “PFC I GP Managing Members”) are the managing members of PFC I GP. Each of the PFC I GP Managing Members, in their respective capacities with respect to PFC I GP, may be deemed to have shared voting and dispositive power with respect to the shares held by PF I. PP GP IX is the general partner of PP IX and may be deemed to have sole voting and dispositive power with respect to the shares held by PP IX. The PP GP IX Managing Members are the managing members of PP GP IX, and Terrance McGuire, a member of the Tectonic Board, holds an interest in PP GP IX. Each of the PP GP IX Managing Members and Terrance McGuire, in their respective capacities with respect to PP GP IX, may be deemed to have shared voting and dispositive power with respect to the shares held by PP IX. The principal business address for all entities and individuals affiliated with Polaris Partners is c/o Polaris Partners, One Marina Park Drive, 8th Floor, Boston, Massachusetts 02210.
(7)

Consists of (i) 40,000 shares of Tectonic common stock held by Dr. Cortis and (ii) 235,942 shares of Tectonic common stock issuable upon exercise of options granted to Dr. Cortis that are exercisable within 60 days of March 15, 2024.

(8)	Consists of 101,430 shares of Tectonic common stock issuable upon exercise of options granted to Dr. Ruddy that are exercisable within 60 days of March 15, 2024.
(9)

Consists of (i) 5,682 shares of Tectonic common stock held by Dr. Tipirneni and (ii) 22,765 shares of Tectonic common stock issuable upon exercise of options granted to Dr. Tipirneni that are exercisable within 60 days of March 15, 2024.

(10)

Consists of (i) an aggregate of 2,315,499 shares of Tectonic common stock, (ii) 3,663,158 shares of Tectonic common stock issuable upon conversion of Tectonic Series A-1 preferred stock, (iii) 1,649,188 shares of Tectonic common stock issuable upon conversion of Tectonic Series A-2 preferred stock, (iv) 616,467 shares of Tectonic common stock issuable upon conversion of Tectonic Series A-3 preferred stock, (v) 325,492 shares of Tectonic common stock issuable upon conversion of Tectonic Series A-4 preferred stock and (vi) an aggregate of 763,529 shares issuable upon exercise of stock options within 60 days of March 15, 2024 held by Tectonic’s current executive officers and directors as a group.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY

The following table sets forth certain information regarding beneficial ownership of the combined company’s common stock immediately after consummation of the merger, assuming the consummation of the merger (including the private financings) occurred on March 15, 2024, for each stockholder expected by AVROBIO and Tectonic to become the beneficial owner of more than 5% of the combined company’s outstanding common stock, each person expected to be a named executive officer of the combined company, each person expected to be a director of the combined company, and all of the combined company’s expected directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to Tectonic common stock. Shares of Tectonic common stock subject to options that are currently exercisable or exercisable within 60 days of March 15, 2024 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of Tectonic common stock beneficially owned by them, subject to community property laws, where applicable.

The table lists applicable percentage ownership based on 19,360,036 shares of common stock expected to be outstanding upon consummation of the merger, after giving effect to the private financings and the anticipated AVROBIO one-for-ten reverse stock split. The number of shares beneficially owned includes shares of common stock that each person has the right to acquire within 60 days, including upon the exercise of stock options. These stock options shall be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the combined company’s common stock expected to be owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the combined organization’s common stock expected to be owned by any other person.

Immediately after the merger, and prior to giving effect to the proposed private financings, AVROBIO securityholders as of immediately prior to the merger are expected to own approximately 35.6% of the outstanding shares of capital stock of the combined company, and after giving further effect to the private financings, AVROBIO securityholders as of immediately prior to the merger are expected to own approximately 22.3% of the outstanding shares of capital stock of the combined company. Immediately after the merger, and prior to giving effect to the proposed private financings, former Tectonic securityholders are expected to own approximately 64.4% of the outstanding shares of capital stock of the combined company, and after giving further effect to the proposed private financings, former Tectonic securityholders are expected to own approximately 39.8% of the outstanding shares of capital stock of the combined company. These percentages and the percentages listed in the table are calculated based on an estimated exchange ratio of 0.74458326 shares of AVROBIO common stock. These estimates are subject to adjustment prior to the closing under certain circumstances further described in the Merger Agreement, including, but not limited to, if AVROBIO’s net cash as of closing is lower than $64.5 million or greater than $65.5 million. The below table assumes that AVROBIO’s net cash as of closing will be approximately $65.0 million.

	Shares beneficially owned
Name and address of beneficial owner	Number	Percentage
5% or Greater Stockholders:
Entities affiliated with Timothy A. Springer, Ph.D.(1)	5,911,748	30.5%
Entities affiliated with FMR LLC(2)	1,501,287	7.8%
Polaris Partners IX, L.P.(3)	1,495,050	7.7%
Entities affiliated with Vida Ventures(4)	1,433,204	7.4%
Entities affiliated with EcoR1(5)	1,183,075	6.1%
Named Executive Officers and Directors:
Timothy A. Springer, Ph.D.(1)	5,911,748	30.5%
Terrance McGuire(6)	1,613,357	8.3%
Stefan Vitorovic(4)	1,433,204	7.4%
Alise Reicin, M.D.(7)	383,893	2.0%
Christian Cortis, Ph.D.(8)	205,461	1.1%
Marcella K. Ruddy, M.D.(9)	75,523	*
Praveen Tipirneni, M.D.(10)	21,181	*
Phillip B. Donenberg(11)	9,681	*
All executive officers and directors as a group (10 persons)(12)	10,572,360	54.6%

*	Represents beneficial ownership of less than one percent.
(1)

Consists of (i) 5,045,200 shares of common stock held by Dr. Springer and (ii) 866,548 shares of common stock held by TAS Partners, LLC (“TAS”). Dr. Springer is the sole managing member of TAS. Dr. Springer exercises sole voting and dispositive power over the shares held by him directly and the shares held by TAS. Dr. Springer disclaims beneficial ownership of the shares held by TAS. The principal business address of each of Dr. Springer and TAS is 36 Woodman Road, Newton, MA, 02467.

(2)

Consists of (i) 300,258 shares of common stock held by Fidelity Select Portfolios: Biotechnology Portfolio, (ii) 101,487 shares of common stock held by Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund, (iii) 88,545 shares of common stock held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, (iv) 321,363 shares of common stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (v) 557,851 shares of common stock held by Fidelity Growth Company Commingled Pool, and (vi) 131,783 shares of common stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund. These funds and accounts are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. The address of these funds and accounts is 245 Summer Street, Boston, MA 02210.

(3)

Consists of 1,495,050 shares of common stock held by Polaris Partners IX, L.P. (“PP IX”). Polaris Partners GP IX, L.L.C. (“PP GP IX”) is the general partner of PP IX and may be deemed to have sole voting and dispositive power with respect to the shares held by PP IX. David Barrett, Brian Chee, Amir Nashat and Amy Schulman (collectively, the “PP GP IX Managing Members”) are the managing members of PP GP IX, and Terrance McGuire, a member of the Tectonic Board, holds an interest in PP GP IX. Each of the PP GP IX Managing Members and Terrance McGuire, in their respective capacities with respect to PP GP IX, may be deemed to have shared voting and dispositive power with respect to the shares held by PP IX. The principal business address for all entities and individuals affiliated with Polaris Partners is c/o Polaris Partners, One Marina Park Drive, 8th Floor, Boston, Massachusetts 02210.
(4)

Consists of (i) 1,394,510 shares of common stock held by Vida Ventures II, LLC (“Vida II Main Fund”) and (ii) 38,694 shares of common stock held by Vida Ventures II-A, LLC (“Vida II Parallel Fund,” and together with the Vida II Main Fund, “Vida II”). VV Manager II, LLC (“VV Manager II”) is the manager of Vida II. Arie Belldegrun, Fred Cohen, and Leonard Potter are the members of the management committee of VV Manager II (the “Management Committee”) and Arie Belldegrun, Fred Cohen, Stefan Vitorovic, Arjun Goyal, Helen Kim, Rajul Jain, and Joshua Kazam are the members of the investment committee of VV Manager II (the “Investment Committee”). Stefan Vitorovic serves as a director on the Tectonic Board. Each of the Management Committee, the Investment Committee and the respective members thereof may be deemed to share voting and dispositive power over the shares held by Vida II. VV Manager II, the Management Committee, the Investment Committee and each member of each of the Management Committee and Investment Committee disclaim beneficial ownership over the securities held of record by Vida II. The address of all entities affiliated with Vida is 40 Broad Street, Suite 201, Boston, Massachusetts 02109.

(5)

Consists of (i) 77,376 shares of common stock held by EcoR1 Capital Fund, L.P. (“Capital Fund”), (ii) 1,091,217 shares of common stock held by EcoR1 Capital Fund Qualified, L.P. (“Qualified Fund”) and (iii) 14,482 shares of common stock held by EcoR1 Venture Opportunity Fund, L.P. (“Opportunity Fund”). EcoR1 Capital LLC (“EcoR1”) is the general partner of Capital Fund and Qualified Fund, and the investment advisor to Opportunity Fund. Biotech Opportunity GP, LLC is the general partner of Opportunity Fund. Oleg Nodelman is the control person of EcoR1 and Biotech Opportunity GP, LLC and may be deemed to share dispositive voting power over the shares held by Qualified Fund, Capital Fund and Opportunity Fund. Mr. Nodelman, EcoR1 and Biotech Opportunity GP, LLC each disclaim beneficial ownership of all shares except to the extent of their pecuniary interest. The address of the above person and entities is 357 Tehama Street #3, San Francisco, CA 94103.

(6)

Consists of (i) 28,230 shares of common stock held by Polaris Founders Capital Fund I, L.P. (“PF I”), (ii) consists of 90,077 shares of common stock held by Polaris Founders Capital Fund II, L.P. (“PF II”) and (iii) 1,495,050 shares of common stock held by PP IX. Polaris Founders Capital Management Co. I, L.L.C. (“PFC I GP”) is the general partner of PF I and may be deemed to have sole voting and dispositive power with respect to the shares held by PF I. Polaris Founders Capital Management Co. II, L.L.C. (“PFC II GP”) is the general partner of PF II and may be deemed to have sole voting and dispositive power with respect to the shares held by PFC II. Terrance McGuire, a member of the Tectonic Board, and Jonathan Flint (together, the “PFC GP Managing Members”) are the managing members of PFC I GP and PFC II GP. Each of the PFC GP Managing Members, in their respective capacities with respect to PFC I GP and PFC II GP, may be deemed to have shared voting and dispositive power with respect to the shares held by PF I and PF II. PP GP IX is the general partner of PP IX and may be deemed to have sole voting and dispositive power with respect to the shares held by PP IX. The PP GP IX Managing Members are the managing members of PP GP IX, and Terrance McGuire, a member of the Tectonic Board, holds an interest in PP GP IX. Each of the PP GP IX Managing Members and Terrance McGuire, in their respective capacities with respect to PP GP IX, may be deemed to have shared voting and dispositive power with respect to the shares held by PP IX. The principal business address for all entities and individuals affiliated with Polaris Partners is c/o Polaris Partners, One Marina Park Drive, 8th Floor, Boston, Massachusetts 02210.

(7)

Consists of (i) 230,685 shares of Tectonic common stock held by Dr. Reicin, 31,560 of which are subject to repurchase as of March 15, 2024, (ii) 24,585 shares of common stock held by the 2020 Reicin-Boiarsky Family Trust (the “2020 Reicin Trust”) and (iii) 128,623 shares of Tectonic common stock issuable upon exercise of options granted to Dr. Reicin that are exercisable within 60 days of March 15, 2024. Robert Boiarsky is a co-trustee of the 2020 Reicin Trust and the spouse of Dr. Reicin. Dr. Reicin may be deemed to have shared voting and dispositive power over the securities held by the 2020 Reicin Trust.

(8)

Consists of (i) 29,783 shares of common stock held by Dr. Cortis and (ii) 175,678 shares of common stock issuable upon exercise of options granted to Dr. Cortis that are exercisable within 60 days of March 15, 2024.

(9)	Consists of 75,523 shares of common stock issuable upon exercise of options granted to Dr. Ruddy that are exercisable within 60 days of March 15, 2024.
(10)

Consists of (i) 4,231 shares of common stock held by Dr. Tipirneni and (ii) 16,950 shares of common stock issuable upon exercise of options granted to Dr. Tipirneni that are exercisable within 60 days of March 15, 2024.

(11)

Consists of (i) 200 shares of common stock held by Mr. Donenberg and (ii) 9,481 shares of common stock issuable upon exercise of options granted to Mr. Donenberg that are exercisable within 60 days of March 15, 2024.

(12)	Consists of (i) 9,991,723 shares of common stock and (ii) 580,637 shares of common stock issuable upon exercise of options that are exercisable within 60 days of March 15, 2024.

LEGAL MATTERS

Goodwin will pass upon the validity of AVROBIO’s common stock offered by this proxy statement/prospectus. The material U.S. federal income tax consequences of the merger will be passed upon for AVROBIO by Goodwin, and for Tectonic by Cooley.

EXPERTS

The consolidated financial statements of AVROBIO as of December 31, 2023 and 2022, and for each of the years then ended, appearing in this proxy statement/prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Tectonic as of December 31, 2023 and 2022, and for the years then ended, included in this proxy statement/prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

AVROBIO is subject to the informational requirements of the Exchange Act and in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the SEC electronically, and the SEC maintains a website that contains AVROBIO’s filings as well as reports, proxy and information statements, and other information issuers file electronically with the SEC at www.sec.gov.

AVROBIO also makes available free of charge on or through its website at www.avrobio.com, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after AVROBIO electronically files such material with or otherwise furnishes it to the SEC. The website addresses for the SEC and AVROBIO are inactive textual references and except as specifically incorporated by reference into this proxy statement/prospectus, information on those websites is not part of this proxy statement/prospectus.

AVROBIO has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act to register the shares of AVROBIO common stock to be issued to Tectonic stockholders in the merger. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about AVROBIO and AVROBIO common stock. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.

AVROBIO has supplied all information contained in this proxy statement/prospectus relating to AVROBIO and Tectonic has supplied all information contained in this proxy statement/prospectus relating to Tectonic.

If you would like to request documents from AVROBIO or Tectonic, please send a request in writing or by telephone to either AVROBIO or Tectonic at the following addresses:

AVROBIO, Inc.	Tectonic Therapeutic, Inc.
One Broadway, 14th Floor	490 Arsenal Way, Suite 210
Cambridge, MA 02142	Watertown, MA 02472
Attn: Corporate Secretary	Attn: Christian Cortis, Ph.D.
Tel: (617) 914-8420	Tel: (339) 666-3320
Email: CorporateSecretary@AVROBIO.com	Email: investor@tectonictx.com

If you are an AVROBIO stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact AVROBIO’s proxy solicitor at the following address and telephone number:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders may call toll free: (877) 456-3513

Banks and Brokers may call collect: (212) 750-5833

STOCKHOLDER PROPOSALS

A stockholder who would like to have a proposal considered for inclusion in AVROBIO’s 2024 proxy statement must submit the proposal in accordance with the procedures outlined in Rule 14a-8 of the Exchange Act so that it is received by AVROBIO no later than January 6, 2024. However, if the date of the 2024 annual meeting of stockholders is changed by more than 30 days from the date of the previous year’s meeting, then the deadline is a reasonable time before AVROBIO begins to print and send its proxy statement for the 2024 annual meeting of stockholders. SEC rules set standards for eligibility and specify the types of stockholder proposals that may be excluded from a proxy statement. Stockholder proposals should be addressed to One Broadway, 14th Floor, Cambridge, Massachusetts 02142, Attention: Corporate Secretary and CorporateSecretary@AVROBIO.com.

If a stockholder wishes to propose a nomination of persons for election to the AVROBIO Board or present a proposal at an annual meeting but does not wish to have the proposal considered for inclusion in AVROBIO’s proxy statement and proxy card, AVROBIO’s bylaws establish an advance notice procedure for such nominations and proposals. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the AVROBIO Board or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely notice in proper form to AVROBIO’s corporate secretary of the stockholder’s intention to bring such business before the meeting.

The required notice must be in writing and received by AVROBIO’s corporate secretary at its principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. However, in the event that the date of the annual meeting is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the preceding year’s annual meeting, a stockholder’s notice must be so received no earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of (A) the 90th day prior to such annual meeting and (B) the tenth day following the day on which notice of the date of such annual meeting was mailed or public disclosure of the date of such annual meeting was made, whichever first occurs. For stockholder proposals to be brought before the 2024 annual meeting of stockholders, the required notice must be received by AVROBIO’s corporate secretary at its principal executive offices no earlier than February 7, 2024 and no later than March 8, 2024. Stockholder proposals and the required notice should be addressed to One Broadway, 14th Floor, Cambridge, Massachusetts 02142, Attention: Corporate Secretary and CorporateSecretary@AVROBIO.com.

In addition, to comply with the SEC’s new universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than AVROBIO’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than 60 days prior to the one-year anniversary of AVROBIO’s annual meeting of stockholders. The proxy to be solicited on behalf of the AVROBIO Board for its 2024 annual meeting of stockholders may confer discretionary authority to vote on any such proposal considered to have been received on a non-timely basis that nonetheless properly comes before AVROBIO’s 2024 annual meeting of stockholders. Stockholders are also advised to review AVROBIO’s bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

Communication with the Directors of AVROBIO

Any interested party with concerns about AVROBIO may report such concerns to the AVROBIO Board or the chairperson of the AVROBIO Board or Nominating and Corporate Governance Committee, by submitting a written communication to the attention of such director at the following address:

c/o AVROBIO, Inc.

One Broadway, 14th Floor

Cambridge, Massachusetts 02142

United States

You may submit your concern anonymously or confidentially by postal mail. You may also indicate whether you are a stockholder, customer, supplier, or other interested party.

A copy of any such written communication may also be forwarded to AVROBIO’s legal counsel and a copy of such communication may be retained for a reasonable period of time. The director may discuss the matter with AVROBIO’s legal counsel, with independent advisors, with non-management directors, or with AVROBIO’s management, or may take other action or no action as the director determines in good faith, using reasonable judgment, and applying his or her own discretion.

Communications may be forwarded to other directors if they relate to important substantive matters and include suggestions or comments that may be important for other directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances, and matters as to which AVROBIO tends to receive repetitive or duplicative communications.

AVROBIO’s Audit Committee oversees the procedures for the receipt, retention, and treatment of complaints received by AVROBIO regarding accounting, internal accounting controls, or audit matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting, internal accounting controls or auditing matters. AVROBIO has also established a toll-free telephone number, which is (866) 569-1843.

Householding of Proxy Statement/Prospectus

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for Notices of Internet Availability of Proxy Materials or other special meeting materials with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials or other special meeting materials addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

In connection with the special meeting, a number of brokers with account holders who are AVROBIO stockholders will be “householding” AVROBIO’s proxy materials. A single Notice of Internet Availability of Proxy Materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once the stockholder has received notice from his or her broker that the broker will be “householding” communications to the stockholder’s address, “householding” will continue until the stockholder are notified otherwise or until the stockholder revokes his or her consent. If, at any time, the stockholder no longer wishes to participate in “householding” and would prefer to receive a separate Notice of Internet Availability of Proxy Materials, please notify the broker or AVROBIO. Direct the written request to AVROBIO, Inc., Attn: Corporate Secretary, One Broadway, 14th Floor, Cambridge, MA 02142 or call (617) 752-7011. Stockholders who currently receive multiple copies of the Notices of Internet Availability of Proxy Materials at their addresses and would like to request “householding” of their communications should contact their brokers.

AVROBIO, INC.

TECTONIC THERAPEUTIC, INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of AVROBIO, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AVROBIO, Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. We determined that there are no critical audit matters.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2018.

Boston, Massachusetts

March 14, 2024

AVROBIO, INC.

CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except per share data)

	December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$98,020	$92,563
Restricted cash	283	283
Prepaid expenses and other current assets	1,958	7,112

Total current assets	100,261	99,958
Operating lease assets	432	1,057
Property and equipment, net	—	2,894
Restricted cash, net of current portion	400	—
Other assets	—	40

Total assets	$101,093	$103,949

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$27	$384
Accrued expenses and other current liabilities	5,449	11,732
Operating lease liabilities	878	999

Total current liabilities	6,354	13,115
Note payable, net of discount	—	15,276
Operating lease liabilities, net of current portion	—	188

Total liabilities	6,354	28,579
Commitments and contingencies (Note 11)
Stockholders’ equity:
Preferred stock, $0.0001 par value; 10,000 shares authorized and no shares issued or outstanding as of December 31, 2023 and 2022	—	—
Common stock, $0.0001 par value; 150,000 shares authorized as of December 31, 2023 and 2022; 44,654 and 43,916 shares issued and outstanding as of December 31, 2023 and 2022, respectively	4	4
Additional paid-in capital	572,010	564,798
Accumulated deficit	(477,275)	(489,432)

Total stockholders’ equity	94,739	75,370

Total liabilities and stockholders’ equity	$101,093	$103,949

The accompanying notes are an integral part of these consolidated financial statements.

AVROBIO, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(amounts in thousands, except per share data)

	Year Ended December 31,
	2023	2022
Operating expenses:
Research and development	$47,700	$72,186
General and administrative	23,967	33,248

Total operating expenses	71,667	105,434

Gain on asset sale	83,736	—
Loss on impairment	(1,877)	—

Income (loss) from operations	10,192	(105,434)

Other income (expense):
Interest income (expense), net	2,420	(299)
Other expense, net	(78)	(157)

Total other income (expense), net	2,342	(456)

Income (loss) before income taxes	12,534	(105,890)

Provision for income tax expense	377	—

Net income (loss) and comprehensive income (loss) attributable to common stockholders—basic and diluted	$12,157	$(105,890)

Earnings per share:
Net income (loss) per share applicable to common stockholders—basic	$0.27	$(2.42)
Net income (loss) per share applicable to common stockholders—diluted	$0.27	$(2.42)
Shares used in computing earnings per share:
Weighted-average common shares outstanding—basic	44,327	43,739
Weighted-average common shares outstanding—diluted	44,568	43,739

The accompanying notes are an integral part of these consolidated financial statements.

AVROBIO, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(amounts in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance as of December 31, 2021	43,652	$4	$553,014	$(383,542)	$169,476
Vesting of restricted stock awards and units	1	—	—	—	—
Exercise of stock options	142	—	58	—	58
Issuance of common stock under 2018 employee stock purchase plan	121	—	204	—	204
Stock-based compensation expense	—	—	11,522	—	11,522
Net loss	—	—	—	(105,890)	(105,890)

Balance as of December 31, 2022	43,916	4	564,798	(489,432)	75,370
Vesting of restricted stock units	306	—	—	—	—
Exercise of stock options	298	—	235	—	235
Issuance of common stock under 2018 employee stock purchase plan	134	—	86	—	86
Stock-based compensation expense	—	—	6,891	—	6,891
Net loss	—	—	—	12,157	12,157

Balance as of December 31, 2023	44,654	$4	$572,010	$(477,275)	$94,739

The accompanying notes are an integral part of these consolidated financial statements.

AVROBIO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	Year Ended December 31,
	2023	2022
Cash flows from operating activities:
Net income (loss)	$12,157	$(105,890)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on asset sale	(83,736)	—
Stock-based compensation expense	6,891	11,522
Depreciation and amortization expense	617	1,440
Non-cash asset impairment charges	1,877	—
Loss on disposal of property and equipment	—	59
Non-cash interest expense	1,074	331
Non-cash income tax expense	377	—
(Gain)/loss on impairment of leasehold improvements	—	86
(Gain)/loss on extinguishment of operating lease	(72)	(81)
Non-cash lease expense	1,912	2,726
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	5,154	2,466
Other assets	40	34
Accounts payable	(357)	(3,102)
Current and non-current operating lease liabilities	(2,464)	(2,893)
Accrued expenses and other current liabilities	(6,660)	(3,906)

Net cash used in operating activities	(63,190)	(97,208)
Cash flows from investing activities:
Proceeds from asset sale, net	83,736	—
Proceeds from the sale of property, plant, and equipment	1,348	—
Purchases of property and equipment	(8)	(267)

Net cash provided by (used in) investing activities	85,076	(267)

Cash flows from financing activities:
Repayment of note payable, including end of term charge	(16,350)	—
Exercise of stock options	235	58
Proceeds from issuance of common stock under 2018 employee stock purchase plan	86	204

Net cash (used in) provided by financing activities	(16,029)	262

Net increase (decrease) in cash, cash equivalents and restricted cash	5,857	(97,213)
Cash, cash equivalents and restricted cash at beginning of period	92,846	190,059

Cash, cash equivalents and restricted cash at end of period	$98,703	$92,846

Supplemental Cash:
Interest paid	$831	$1,425
Supplemental disclosure of non-cash investing and financing activities:
Right of use asset obtained in exchange for operating lease liabilities	$2,392	$4,319
Reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets:
Cash and cash equivalents, end of period	$98,020	$92,563
Restricted cash	683	283

Cash, cash equivalents and restricted cash, end of period	$98,703	$92,846

The accompanying notes are an integral part of these consolidated financial statements.

AVROBIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands, except share and per share data)

1. Nature of the Business

AVROBIO, Inc. (the “Company” or “AVROBIO”) is a gene therapy company which has been focused on developing potentially curative hematopoietic stem cell, or HSC, gene therapies to treat rare diseases following a single dose treatment regimen.

On July 12, 2023, following a comprehensive review of the Company’s business by its Board of Directors (the “Board”), the Company announced its intention to halt development of its programs and explore strategic alternatives focused on maximizing stockholder value, which may include, but are not limited to, an acquisition, a merger, business combination or divestiture. The decision was not related to any safety or medical issues or negative regulatory feedback related to the Company’s programs. See Note 15 for further discussion. On January 30, 2024, the Company entered into the Merger Agreement with Tectonic Therapeutic, Inc. (“Tectonic”) pursuant to which a wholly-owned subsidiary of the Company will merge with and into Tectonic, with Tectonic surviving as a wholly-owned subsidiary of the Company (the “Merger”). See Note 16 for further discussion.

The Company is subject to risks and uncertainties including, should it resume development of its product candidates, risks and uncertainties common to early-stage companies in the biotechnology industry, including but not limited to, risks associated with completing preclinical studies and clinical trials, receiving regulatory approvals for product candidates, development by competitors of new biopharmaceutical products, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Should the Company resume development of its product candidates, significant additional research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialization, would be required. These efforts would require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, should the Company resume development of its product candidates, it is uncertain when, if ever, the Company would realize revenue from product sales.

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The Company has devoted substantially all of its efforts to research and development, business planning, acquiring operating assets, seeking protection for its technology and product candidates, and raising capital. Since inception, the Company has had recurring losses and has funded its operations through sales of preferred stock and common stock, a term loan facility and the sale of the Company’s cystinosis gene therapy program (designated AVR-RD-04) and all other assets of the Company specifically related to this program. As of December 31, 2023, the Company had an accumulated deficit of $477,275. The Company expects that its cash and cash equivalents of $98,020 as of December 31, 2023 will be sufficient to fund current planned operations and capital expenditure requirements for at least the next twelve months from the filing date of this Annual Report on Form 10-K with the Securities and Exchange Commission (“SEC”).

On May 19, 2023, the Company entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Novartis Pharma AG and Novartis Pharmaceuticals Corporation (collectively, “Novartis”), providing for the sale of the Company’s cystinosis gene therapy program (designated AVR-RD-04) and all other assets of the Company specifically related to this program. The aggregate consideration to the Company consisted of a cash payment of $87,500 upon closing of the transaction. The Company completed the Asset Sale (as defined below) on June 9, 2023 and recognized $83,736 as a gain on asset sale, net of $3,764 transaction costs, in the consolidated statement of operations and comprehensive income (loss). See Note 3 for further discussion.

In July 2023, the Board approved a reduction in the Company’s workforce by approximately 50% across different areas and functions in the Company (the “July 2023 Workforce Reduction”). The July 2023 Workforce Reduction was substantially completed by the end of July 2023. The Company informed affected employees in the July 2023 Workforce Reduction on July 12, 2023. Since the date of the July 2023 Workforce Reduction, the Company’s remaining employees have primarily focused on activities relating to halting further development of the Company’s programs, the pursuit of strategic alternatives, and the provision of services under the previously disclosed Separation Services Agreement between the Company and Novartis in connection with the sale to Novartis of the Company’s cystinosis gene therapy program. The Company’s remaining workforce was further reduced by 11 employees in a workforce reduction implemented effective as of October 31, 2023 (the “October 2023 Workforce Reduction”). The Company’s workforce was further reduced by 8 employees in the December 2023 Workforce Reduction effective as of December 31, 2023 (the “December 2023 Workforce Reduction”). Affected employees in the July 2023 Workforce Reduction, October 2023 Workforce Reduction, and December 2023 Workforce Reduction were offered separation benefits, including severance payments. See Note 15 for further discussion.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (“ASC”) and ASU of FASB.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of AVROBIO, Inc. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company’s chief operating decision maker is the chief executive officer (“CEO”). The Company and the CEO view the Company’s operations and manage its business as one operating segment. All material long-lived assets of the Company reside in the United States.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires that the Company make estimates and judgments that may affect the reported amounts of assets, liabilities and expenses and the related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. On an on-going basis, the Company evaluates its estimates, judgments and methodologies. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates. Changes in estimates are reflected in reported results in the period in which they become known.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less at acquisition to be cash equivalents. As of December 31, 2023 and 2022, cash and cash equivalents were primarily held in interest-bearing money market funds.

Concentrations of Credit Risk

The Company has no significant off-balance sheet risk, such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents and restricted cash. Periodically, the Company maintains deposits in accredited financial institutions in excess of federally insured limits. The Company deposits its cash and cash equivalents in financial institutions that it believes have high credit quality and has not experienced any losses on such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1— Fair values are determined utilizing prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

•

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying amounts of the Company’s financial instruments, which include cash equivalents, accounts payable, and accrued expenses, approximated their fair values as of December 31, 2023 and 2022 due to the short-term nature of these instruments.

The Company has evaluated the estimated fair value of financial instruments using available market information. The use of different market assumptions, estimation methodologies, or both, could have a significant effect on the estimated fair value amounts. See Note 4 “Fair Value of Financial Assets and Liabilities” for further discussion.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization is calculated using the straight-line method over the following estimated useful lives of the assets:

Estimated Useful Life
Laboratory and office equipment	5 years
Computer equipment	2 years
Leasehold improvements	Lesser of lease term or 10 years

Impairment of Long-Lived Assets

Long-lived assets consist of property and equipment. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value, determined based on discounted cash flows. During the year ended December 31, 2023 the Company recognized a $937 loss on impairment of property, plant, and equipment as a result of the reclassification of these assets to held for sale. The Company did not record any impairment loss during the year ended December 31, 2022.

Leases

Prior to January 1, 2022, the Company accounted for leases in accordance with FASB ASC 840, Leases. At lease inception, the Company determined if an arrangement was an operating or capital lease. For operating leases, the Company recognized rent expense, inclusive of rent escalations, on a straight-line basis over the lease term.

Effective on January 1, 2022, the Company accounts for leases in accordance with ASC Topic 842, Leases (“ASC 842”). Upon transition, the Company applied the package of practical expedients permitted under ASC 842 transition guidance to its entire lease portfolio at January 1, 2022. As a result, the Company was not required to reassess (i) whether any expired or existing contracts are or contain leases, (ii) the classification of any expired or existing leases, and (iii) initial direct costs for any existing leases. Furthermore, as a lessee the Company elected to combine lease and non-lease components together for the majority of its leases. As a result, for these applicable classes of underlying assets, the Company accounted for each separate lease component and the non-lease components associated with that lease component as a single lease component.

In accordance with ASC 842, the Company determines whether an arrangement is or contains a lease at inception. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company records leases at the lease commencement date, when control of the underlying asset is transferred from the lessor to the lessee, as operating or finance leases and records a right-of-use (“ROU”) asset and a lease liability on the consolidated balance sheet for all leases with a lease term of greater than twelve months. The Company has elected to not recognize leases with a lease term of twelve months or less on the balance sheet and will recognize lease payments for such short-term leases as an expense on a straight-line basis.

The Company enters into contracts that contain both lease and non-lease components. Non-lease components may include items such as maintenance, utilities, or other operating costs. For leases of real estate, the Company combines the lease and associated non-lease components in its lease arrangements as a single lease component. Variable costs, such as utilities or maintenance costs, are not included in the measurement of right-of-use assets and lease liabilities, but rather are expensed when the event determining the amount of variable consideration to be paid occurs.

Operating lease assets and liabilities are recognized at the lease commencement date based on the present value of the lease payments over the lease term using the discount rate implicit in the lease if readily determinable. If the rate implicit is not readily determinable, the Company utilizes its incremental borrowing rate based upon the available information at the lease commencement date. ROU assets are further adjusted for items such as initial direct costs, prepaid rent, or lease incentives. Operating lease payments are expensed using the straight-line method as an operating expense over the lease term. The Company’s lease terms may include options to extend the lease when it is reasonably certain that the Company will exercise that option. Finance lease assets are amortized to depreciation expense using the straight-line method over the shorter of the useful life of the related asset or the lease term. Finance lease payments are bifurcated into (i) a portion that is recorded as interest expense and (ii) a portion that reduces the finance lease liability associated with the lease.

During the year ended December 31, 2023 the Company recognized a $940 loss on impairment of ROU assets as a result of the discontinued use of lab space in Cambridge, Massachusetts, United States. The Company did not record any impairment loss during the year ended December 31, 2022.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in stockholders’ equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) includes net income (loss) as well as other changes in stockholders’ equity (deficit) which includes certain changes in equity that are excluded from net income (loss). Comprehensive loss has been disclosed in the accompanying consolidated statements of operations and comprehensive loss and equals the Company’s net loss for all periods presented.

Foreign Currency Translation

The functional currency of the Company’s international operations in Canada and Australia is the U.S. dollar. Accordingly, all operating assets and liabilities of these international subsidiaries are remeasured into U.S. dollars using the exchange rates in effect at the balance sheet date or historical rates, as appropriate, while expenses are remeasured into U.S. dollars at the average rates in effect during the period. Any differences resulting from the remeasurement of assets, liabilities, and operations of the Canadian and Australian subsidiaries are recorded within other (expense) income, net in the consolidated statements of operations and comprehensive loss. During the years ended December 31, 2023 and 2022, the Company recorded foreign exchange losses of $122 and $92, respectively, in other expense in the consolidated statements of operations and comprehensive loss.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries, stock-based compensation and benefits, facilities costs, depreciation, third-party license fees, and external costs of outside vendors engaged to conduct preclinical development activities and clinical trials as well as to manufacture research and development materials. Non-refundable prepayments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized. Such amounts are recognized as an expense as the goods are delivered or the related services are performed or until it is no longer expected that the goods will be delivered or the services rendered.

The Company has entered into various research and development related contracts with parties both inside and outside of the United States. The payments related to these agreements are recorded as research and development expenses as incurred. The Company records accrued liabilities for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies or clinical trials, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates. The Company’s historical accrual estimates have not been materially different from the actual costs.

Stock-Based Compensation

For stock-based awards issued to employees and members of the Company’s Board for their services on the Board, the Company measures the estimated fair value of the stock-based award on the date of grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. The Company has not issued any stock-based awards with performance- or market-based vesting conditions. The Company accounts for forfeitures as they occur.

The measurement date for non-employee awards is the later of the adoption date of ASU 2018-07, or the date of grant. For stock-based awards granted to nonemployees subject to graded vesting that only contain service conditions, the Company has elected to recognize stock-based compensation expense using the straight-line recognition method.

The Company classifies stock-based compensation expense in its consolidated statements of operations and comprehensive loss in the same manner in which the award recipient’s cash compensation costs are classified.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing model. As there was no public market for its common stock prior to June 21, 2018, which was the first day of trading, and as the trading history of the Company’s common stock was limited through December 31, 2022, the Company determined the volatility for awards granted based on an analysis of reported data for a group of guideline companies that issued options with substantially similar terms. The expected volatility has been determined using a weighted-average of the historical volatility measures of this group of guideline companies. The Company expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The Company has not paid, and does not anticipate paying, cash dividends on its common stock; therefore, the expected dividend yield is assumed to be zero.

Income Taxes

Deferred tax assets and liabilities are determined on the basis of the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established.

The Company accounts for uncertain tax positions recognized in the consolidated financial statements by prescribing a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Net Income (Loss) per Share

Basic net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period, without consideration of potential dilutive securities. Diluted net loss per share is computed by adjusting the weighted-average shares outstanding for the potential dilutive effects of common stock equivalents outstanding during the period calculated in accordance with the treasury stock method. For purposes of the diluted net loss per share calculation, stock options and restricted stock units are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share, as their effect would be anti-dilutive for all periods presented. Therefore, basic and diluted net loss per share were the same for all periods presented.

Subsequent Event Considerations

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the consolidated financial statements to provide additional evidence for certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated as required. See Note 16.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, or ASU 2016-13. ASU 2016-13 requires that credit losses be reported as an allowance using an expected losses model, representing the entity’s current estimate of credit losses expected to be incurred. For available-for-sale debt securities with unrealized losses, this standard now requires allowances to be recorded instead of reducing the amortized cost of the investment. On January 1, 2023 the Company adopted this standard, which had no impact on its financial position or results of operations.

In November 2019, the FASB issued ASU 2019-11, “Codification Improvements to Topic 326, Financial Instruments – Credit Losses,” or ASU 2019-11. ASU 2019-11 is an accounting pronouncement that amends ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The amendments update guidance on reporting credit losses for financial assets. These amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. On January 1, 2023 the Company adopted this standard, which had no impact on its financial position or results of operations.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued Accounting Standard Update ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” This guidance is intended to enhance the transparency and decision-usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to disclosure regarding rate reconciliation and income taxes paid both in the United States and in foreign jurisdictions. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statement disclosures.

In October 2023, the FASB issued ASU 2023-06 “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” which incorporates certain SEC disclosure requirements into the FASB Accounting Standards Codification (“Codification”). The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety Codification topics, allow investors to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. The effective date for each amendment will be the date on which the SEC’s removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The amendments in this ASU should be applied prospectively. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statement disclosures.

3. License and Purchase Agreements

Agreement with The University of Manchester

On September 30, 2020, the Company entered into an agreement (“MPSII License Agreement”) with The University of Manchester, England (“UoM”), whereby UoM granted to the Company an exclusive worldwide license under certain patent and other intellectual property rights, subject to certain retained rights, to develop, commercialize and sell an ex vivo lentiviral gene therapy for use in the treatment of Hunter syndrome, or mucopolysaccharidosis type II (“MPSII”). As consideration for the MPSII License Agreement, the Company agreed to pay UoM an upfront, one-time fee of $8,000, which was recognized as research and development expense during the year ended December 31, 2020.

As part of the agreement, the Company was obligated to make milestone payments of up to an aggregate of $80,000 upon the achievement of specified development and regulatory milestones, to pay royalties, on a product-by-product and country-by-country basis, of a mid-single digit percentage based on net sales of products licensed under the agreement and to pay a low double-digit percentage of any sublicense fees received by the Company. During the third quarter of 2022, a $2,000 milestone payment under the MPSII License Agreement became due following the date of regulatory approval of the CTA for the investigator-sponsored Phase 1/2 clinical trial sponsored by UoM.

Concurrently with the MPSII License Agreement, the Company entered into a collaborative research funding agreement with UoM (“CRFA”). Under the CRFA, the Company has agreed to fund the budgeted costs of an investigator-sponsored Phase 1/2 clinical trial to be sponsored by UoM in connection with the development activities under the MPSII License Agreement, which were estimated to equal approximately £9,900 in the aggregate.

On September 8, 2023 the Company and UoM terminated the MPSII License Agreement and the CFRA, and in connection with such termination, the Company paid UoM £3,900. Following the termination of the MPSII License Agreement and the CFRA, the Company does not have any remaining financial obligations to UoM.

For the years ended December 31, 2023 and 2022, the Company recognized $1,610 and $2,346, respectively, of costs related to the CRFA, excluding the payment made in connection with the termination.

Agreements with University Health Network (“UHN”)

Fabry License Agreement—

On January 27, 2016, the Company entered into an agreement with UHN, pursuant to which UHN granted the Company an option to enter into an exclusive license under the UHN intellectual property related to Fabry disease in accordance with the pre-negotiated licensing terms. On November 4, 2016, the Company exercised its option and entered into a license agreement with UHN, pursuant to which UHN granted the Company an exclusive worldwide license under certain intellectual property rights and a non-exclusive worldwide license under certain know-how, in each case subject to certain retained rights, to develop, commercialize and sell products for use in the treatment of Fabry disease. In addition, for three years following the execution of the agreement, UHN granted the Company an exclusive option to obtain a license under certain improvements to the licensed intellectual property rights as well as an option to negotiate a license under certain other improvements.

Under this agreement, the Company paid an option fee of CAD$20, an upfront license fee of CAD$75, plus the annual license maintenance fee for the first year. Thereafter, the Company was also required to pay UHN future annual license maintenance fees until the first sale of a licensed product in certain markets. The Company was also obligated to make future milestone payments in an aggregate amount of up to CAD$2,450 upon the achievement of specified milestones as well as royalties on a country-by-country basis of a low to mid-single-digit percentage of annual net sales of licensed products and a lower single-digit royalty percentage in certain circumstances. Additionally, the Company had agreed to pay a low double-digit royalty percentage of all sublicensing revenue.

The agreement required the Company to meet certain performance milestones within specified timeframes. UHN could terminate the agreement if the Company failed to meet these performance milestones despite using commercially reasonable efforts and the Company is unable to reach agreement with UHN on revised timeframes. The Company’s royalty obligation was to expire on a licensed product-by-licensed product and country-by-country basis upon the latest to occur of the expiration or termination of the last valid claim under the licensed intellectual property rights in such country, the tenth anniversary of the first commercial sale of such licensed product in such country and the expiration of any applicable regulatory exclusivity in such country.

Unless terminated earlier, the agreement was to expire upon the expiration of the Company’s royalty obligation for all licensed products. UHN could terminate the agreement if the Company failed to make any payments within a specified period after receiving written notice of such failure, or in the event that the Company fails to obtain or maintain insurance. Either the Company or UHN could terminate the license agreement in the event of a material breach by the other party and failure to cure such breach within a certain period of time. The Company could voluntarily terminate the agreement with prior notice to UHN.

Effective January 4, 2024, AVROBIO terminated the Fabry license agreement with UHN, and in connection with such termination, the Company paid UHN CAD$194. Following the termination of the agreement, AVROBIO does not have any remaining financial obligations to UHN pursuant to the Fabry license agreement. For the years ended December 31, 2023 and 2022, the Company recorded research and development expense related to this agreement with UHN of $93 and $161, respectively, which consists of reimbursable funded study trial costs and license maintenance fees. No milestone fees were incurred related to the Fabry license agreement in the years ended December 31, 2023 and 2022.

Interleukin 12 License Agreement—

On January 27, 2016, the Company entered into an exclusive license agreement with UHN, pursuant to which UHN granted the Company a license to certain patent rights for the commercial development, manufacture, distribution and use of any products or processes resulting from development of those patent rights related to Interleukin 12. Upon execution of this agreement, the Company paid an upfront license fee of CAD $264. In addition, as part of the initial consideration for the license, the Company issued to UHN 1,161,665 shares of the Company’s common stock and agreed to pay UHN up to $2,000 upon the closing of an IPO if certain criteria are met. The fair value of the shares issued to UHN of $480 and the upfront fee was expensed upon the execution of the agreement. Upon the closing of the Company’s initial public offering (the “IPO”) in 2018, as the criteria were met, the Company paid UHN $2,000. The Company was also required to pay UHN future annual license maintenance fees of CAD $50 on each anniversary of the effective date of the license agreement prior to expiration or termination and potential future milestone payments of up to CAD $19,275 upon the achievement of specified clinical and regulatory milestones. The Company also agreed to pay UHN royalties of a low single-digit percentage of net sales of licensed products sold by the Company. If the Company granted any sublicense rights under the license agreement, the Company agreed to pay UHN a low double-digit royalty percentage of any sublicense income received by the Company. The agreement also required the Company to meet certain diligence requirements based upon specified milestones.

Effective as of August 24, 2023, the Company and UHN agreed to terminate the Interleukin 12 License Agreement, and in connection with such termination there were no payments made to UHN. Following the termination of the agreement, the Company does not have any remaining financial obligations to UHN pursuant to the Interleukin 12 License Agreement.

For the years ended December 31, 2023 and 2022, the Company recorded research and development expense related to this agreement with UHN of $37 and $39, respectively, which consists of license maintenance fees. No milestone fees were incurred related to the Interleukin 12 license agreement in the years ended December 31, 2023 and 2022.

Agreement with BioMarin Pharmaceutical Inc. (“BioMarin”)

On August 31, 2017, the Company entered into a license agreement with BioMarin, pursuant to which BioMarin granted the Company an exclusive worldwide license under certain intellectual property rights owned or controlled by BioMarin to develop, commercialize and sell products for use in the treatment of Pompe disease. The license agreement was amended in February 2018 and again in January 2020 to, among things, provide that BioMarin would supply the Company with certain technology materials. As consideration for this agreement, the Company paid an upfront license fee of $500 in cash and issued 233,765 shares of Series B Preferred Stock to BioMarin at the time of the Company’s Series B Preferred Stock financing in January 2018. The Company is also obligated to make future milestone payments of up to $13,000 upon the achievement of certain specified milestones and agreed to pay BioMarin royalties of a low single-digit percentage of net sales of licensed products sold by the Company or its affiliates covered by patent rights in a relevant country. No expenses related to the license were recorded for the years ended December 31, 2023 and 2022.

Unless terminated earlier, the agreement expires upon the expiration of the Company’s royalty obligation for all licensed products throughout the world. BioMarin and the Company can terminate the agreement in the event of a material breach by the other party and failure to cure such breach within a certain period of time. The Company may terminate the agreement at will upon written notice to BioMarin. BioMarin has the right to terminate the agreement upon the Company’s bankruptcy or insolvency, or in the event of any challenge or opposition to the licensed patent rights or related actions brought by the Company or its affiliates or sublicensees, or if the Company, its affiliates or sublicensees knowingly assist a third-party in challenging or otherwise opposing the licensed patent rights, except as required under a court order or subpoena.

Agreement with Papillon Therapeutics, Inc. (previously GenStem Therapeutics, Inc.)

On October 2, 2017, the Company entered into a license agreement with GenStem, pursuant to which GenStem granted the Company an exclusive worldwide license, subject to certain retained rights, under certain intellectual property rights owned or controlled by GenStem to develop, commercialize and sell products for use in the treatment of cystinosis. Under this agreement, the Company paid an upfront license fee of $1,000 and is required to make payments upon completion of certain milestones up to an aggregate of $16,000. The Company also agreed to pay GenStem a tiered mid to high single-digit royalty percentage on annual net sales of licensed products as well as a low double-digit percentage of sublicense income received from certain third-party licensees. The Company’s royalty obligation expires on a licensed product-by-licensed product and country-by-country basis on the eleventh anniversary of the first commercial sale of such licensed product in such country or the expiration of the last valid claim under the licensed patent rights covering such licensed product in such country, whichever is later. Unless terminated earlier, the agreement expires upon the expiration of the Company’s royalty obligation for all licensed products throughout the world. GenStem and the Company can terminate the agreement in the event of a material breach by the other party and failure to cure such breach within a certain period of time. The Company may terminate the agreement at will upon the specified prior written notice to GenStem. In October 2021, the Company received notice that the license agreement with GenStem had been assigned to Papillon. The license agreement with Papillon was assigned to Novartis on May 19, 2023 in conjunction with the Company’s Asset Purchase Agreement with Novartis which provided for the sale of the Company’s cystinosis gene therapy program and all other assets of the Company specifically related to this program (see “Sale of Cystinosis Program” below).

No expenses related to the license were recorded for the years ended December 31, 2023 and 2022.

Agreement with Lund University Rights Holders

On November 17, 2016, the Company entered into a license agreement with affiliates of Lund University, along with certain other relevant rights holders that may be added from time to time, pursuant to which such rights holders granted to the Company an exclusive worldwide license, subject to certain retained rights, under certain intellectual property rights to develop, commercialize and sell products in any and all uses relevant to Gaucher disease. As consideration for the license, the Company is required to make payments in connection with the achievement of certain milestones up to an aggregate of $550. The agreement expires on the latest of (i) the twentieth anniversary of the end of a certain research project the Company is funding pursuant to an agreement with Lund University, (ii) the expiration of the term of any patent filed on the licensed rights that covers a licensed product, (iii) the expiration of any applicable marketing exclusivity right and (iv) such time that neither the Company nor any sublicensees, partners or contractors are commercializing a licensed product. Either the Company or the rights holders acting together may terminate the license agreement if the other such party commits a material breach and fails to cure such breach within a certain period of time, or if the other party enters into liquidation, becomes insolvent, or enters into composition or statutory reorganization proceedings. No expenses related to the license were recorded for the years ended December 31, 2023 and 2022.

Sale of Cystinosis Program

On May 19, 2023, the Company entered into the Asset Purchase Agreement with Novartis, providing for the sale of the Company’s cystinosis gene therapy program (designated AVR-RD-04) and all other assets of the Company specifically related to this program. In addition, pursuant to the Asset Purchase Agreement, the Company has granted an exclusive license to Novartis to use certain intellectual property of the Company, which consists of certain proprietary elements of the Company’s plato®gene therapy platform technology specifically within the field of cystinosis. The foregoing transactions contemplated by the Asset Purchase Agreement are referred to as the “Asset Sale.” The Company has also agreed not to assert claims against Novartis for violations of certain other Company intellectual property rights in connection with Novartis’s exercise of the exclusive license granted to it under the Asset Purchase Agreement, and for violations of the licensed intellectual property, except in connection with activities by Novartis in the fields of Gaucher disease, Pompe disease, Hunter syndrome and Fabry disease, or indemnification claims under the Asset Purchase Agreement. The aggregate consideration to the Company consisted of a cash payment of $87,500 upon closing of the transaction. The Company recognized $83,736 as a gain on asset sale, net of $3,764 in transaction costs, in the consolidated statement of operations and comprehensive income (loss).

4. Fair Value of Financial Assets and Liabilities

The following table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicates the level of the fair value hierarchy utilized to determine such fair values as of December 31, 2023 and 2022:

	Fair Value Measurements as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents—money market funds	$96,707	$—	$—	$96,707

	$96,707	$—	$—	$96,707

	Fair Value Measurements as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents—money market funds	$91,095	$—	$—	$91,095

	$91,095	$—	$—	$91,095

During the years ended December 31, 2023 and 2022, there were no transfers between levels.

5. Supplemental Balance Sheet Information

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2023	2022
Prepaid research and development expenses	$572	$4,509
Prepaid insurance	816	999
Prepaid compensation benefits	—	327
Tax incentive refund, net of reserve	—	269
Other current assets	570	1,008

Prepaid expenses and other current assets	$1,958	$7,112

Property and Equipment, Net

Property and equipment, net consisted of the following:

	December 31,
	2023	2022
Laboratory and office equipment	$5,973	$5,967
Leasehold improvements	629	629
Computer equipment	104	102

	6,706	6,698
Less: Accumulated depreciation and amortization	(4,421)	(3,804)
Impairment	(937)	—
Sale of assets	(1,348)	—

Property and equipment, net	$—	$2,894

Depreciation and amortization expense for the years ended December 31, 2023 and 2022 was $617 and $1,440, respectively.

Restricted Cash

As of December 31, 2023 and 2022, the Company had restricted cash as presented in the table below, which consists of cash used to secure a letter of credit for the benefit of the landlord in connection with the Company’s lease agreement as well as restricted cash related to the Company’s corporate credit card program. The cash will be restricted until the termination or modification of the lease arrangement and corporate credit card program, respectively.

	December 31,
	2023	2022
Restricted cash	$283	$283
Restricted cash, net of current portion	400	—

Accrued Expenses

Accrued expenses consisted of the following:

	December 31,
	2023	2022
Research and development expenses	$711	$6,122
Compensation and benefit costs	3,463	4,175
Consulting and professional fees	892	1,224
Other liabilities	383	211

	$5,449	$11,732

6. Leases

On August 31, 2018, the Company entered into a sublease agreement for lab space located in Cambridge Massachusetts, United States, which was set to expire in October 2020. On June 9, 2020, the Company amended the terms of the sublease, which was set to expire in April 2022. Effective January 1, 2022, the Company amended the terms of the sublease, to extend the term through April 2023. In July 2022, the company moved its corporate headquarters to our subleased space in this location. Effective January 24, 2023, the Company amended the terms of the sublease, which is now set to expire in April 2024. The annual lease payments are subject to a 5% increase each year. In accordance with the lease agreement, the Company is required to maintain a security deposit of $283, which was recorded in restricted cash as of December 31, 2023 and 2022.

On June 1, 2020, the Company entered into a lease agreement for office space located in Toronto, Ontario, Canada, which was set to expire in June 2025. On October 31, 2023, the lease agreement was terminated. The annual lease payments were fixed for years 1 and 2, and then subject to a 6.67% increase for years 3 through 5. In accordance with the lease agreement, the Company was required to maintain a security deposit of CAD$27, which was recorded in other long-term assets as of December 31, 2022. In October 2022, the Company entered into a sublease agreement to sublease this space. The term of the sublease agreement commenced on October 1, 2022 and expires on June 29, 2025. The sublease was also terminated on October 31, 2023.

The following table summarizes the effect of lease costs in the Company’s consolidated statement of operations and comprehensive loss:

	Year Ended December 31,
	2023	2022
Operating lease costs	$2,195	$2,994
Sublease income	(77)	(23)

Total lease costs	$2,118	$2,971

During the years ended December 31, 2023 and 2022 the Company made cash payments for operating leases of $2,771 and $3,167, respectively.

As of December 31, 2023, future minimum payments of operating lease liabilities are as follows (in thousands):

As of December 31, 2023
2024	896
2025	—
2026	—
2027	—
Thereafter	—

Total lease payments	$896
Less: interest	(18)

Present value of lease liabilities	$878

As of December 31, 2023, the weighted average remaining lease term was 0.3 years and the weighted average incremental borrowing rate used to determine the operating lease liability was 16.15%. As of December 31, 2022, the weighted average remaining lease term was 0.9 years and the weighted average incremental borrowing rate used to determine the operating lease liability was 10.58%.

7. Note Payable

On November 2, 2021 (the “Closing Date”), the Company entered into a Loan and Security Agreement (the “Loan Agreement”) with Silicon Valley Bank pursuant to which a term loan in an aggregate principal amount of up to $50,000 (the “Term Loan Facility”) was available to the Company in three tranches, subject to certain terms and conditions. The first tranche of $15,000 was advanced to the Company on the Closing Date. Subject to the terms and conditions of the Loan Agreement, the first tranche allowed the Company to borrow an additional $15,000 through October 31, 2023. Upon satisfaction of certain milestones, the second and third tranches were available under the Term Loan Facility which allowed the Company to borrow an additional amount up to $10,000 in each tranche through October 31, 2023. Additionally, the Company could seek to borrow up to an additional $15,000 at the sole discretion of the lender through the term of the Loan Agreement. The Loan Agreement provided for an October 1, 2026 maturity date (the “Maturity Date”). The Company was required to pay an end of term fee (“End of Term Charge”) equal to 9.00% of the aggregate principal amount of the Term Loan advances upon repayment.

Advances under the Term Loan Facility bore interest at a rate equal to the greater of either (i) the Prime Rate (as reported in The Wall Street Journal) plus 4.85%, and (ii) 8.10%. The Company was obligated to make interest only payments through November 1, 2024. Following the interest only period, the Company was to repay the principal balance and interest of the advances in equal monthly installments through October 1, 2026.

The Company could prepay advances under the Loan Agreement, in whole or in part, at any time subject to a prepayment charge (the “Prepayment Premium”) equal to: (a) 1.50% of amounts so prepaid, if such prepayment occurred during the first year following the Closing Date; (b) 1.00% of the amount so prepaid, if such prepayment occurred during the second year following the Closing Date, and (c) 0.00% of the amount so prepaid, if such prepayment occurred after the second year following the Closing Date.

Upon prepayment or repayment of all or any of the term loans under the Term Loan Facility, the Company was required to pay (in addition to any Prepayment Premium) an end of term charge of 9.0% of the aggregate funded amount under the Term Loan Facility.

The Term Loan Facility was secured by substantially all of the Company’s assets, other than the Company’s intellectual property. The Company agreed to not pledge or secure its intellectual property to others.

The End of Term Charge is recorded as a debt discount with an initial carrying balance of $1,350. During the year ended December 31, 2021 the Company recognized $103 of debt issuance costs related to legal expenses that has been included in the debt discount balance. The debt discount costs are being accreted to the principal amount of debt and being amortized from the date of issuance through the Maturity Date to interest expense using the effective-interest rate method. The effective interest rate of the outstanding debt under the Loan Agreement was approximately 16.29%.

On June 9, 2023, upon the closing of the Asset Sale, all outstanding amounts due and owed, including principal, interest, and other charges, under the Term Loan Facility, dated as of November 2, 2021, by and among the Company, Silicon Valley Bank, a division of First-Citizens Bank & Trust and the other parties thereto, were repaid in full and the Term Loan Facility was terminated. Upon repayment, the obligations of the Company under the Term Loan Facility were satisfied in full, the Term Loan Facility and all related loan documents were terminated and all liens and security interests granted thereunder were released and terminated (excluding certain indemnification obligations that expressly survive termination of the Term Loan Facility).

As of December 31, 2022 the carrying value of the note payable consists of the following:

December 31, 2022
Note payable, including End of Term Charge	$16,350
Debt discount, net of accretion	(1,074)

Note payable, net of discount, long-term	$15,276

During the year ended December 31, 2023, the Company recognized $1,917 of interest expense related to the Loan Agreement, of which $939 is related to the loss on the extinguishment of debt due to the write off of the debt discount balance, which is reflected in other expense, net on the consolidated statements of operations and comprehensive loss. During year ended December 31, 2022, the Company recognized $1,808 of interest expense related to the Loan Agreement.

8. Common Stock

As of December 31, 2023 and 2022, the authorized capital stock of the Company included 150,000,000 shares of common stock, $0.0001 par value, and 10,000,000 shares of undesignated preferred stock. As of December 31, 2023 and 2022, no undesignated shares of preferred stock were outstanding.

In accordance to the Fourth Amended and Restated Certificate of Incorporation, the holders of the common stock shall have the exclusive right to vote for the election of directors of the Company and on all other matters requiring stockholder action, each outstanding share entitling the holder thereof to one vote on each matter properly submitted to the stockholders of the Company for their vote; provided, however, that, except as otherwise required by law, holders of common stock, as such, shall not be entitled to vote on any amendment to any amendment to a certificate of designations of any series of undesignated preferred stock that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of undesignated preferred stock if the holders of such affected series of undesignated preferred stock are entitled to vote, either separately or together with the holders of one or more other such series, on such amendment pursuant to a certificate of designations of any series of undesignated preferred stock.

Through December 31, 2023, no cash dividends have been declared or paid.

Public Offerings

In July 2019, the Company closed an underwritten public offering of 7,475,000 shares of its common stock at a public offering price of $18.50 per share (the “July 2019 Follow-on Offering”), which included 975,000 shares of the Company’s common stock resulting from the full exercise of the underwriters’ option to purchase additional shares at the public offering price, less underwriting discounts and commissions. The net proceeds to the Company from the July 2019 Follow-on Offering, after deducting underwriting discounts and commissions and other offering expenses payable by the Company, were $129,464.

In February 2020, the Company closed an underwritten public offering of 4,350,000 shares of its common stock at a public offering price of $23.00 per share (the “February 2020 Follow-on Offering”). The net proceeds to the Company from the February 2020 Follow-on Offering, after deducting underwriting discounts and commissions and other offering expenses payable by the Company, were $93,627.

In June 2020, the Company sold an aggregate of 384,140 shares of common stock under its 2019 “at-the-market” facility (the “2019 ATM Facility”) for net proceeds, after deducting commissions and other offering expenses payable by the Company, of $8,130.

In November 2020, the Company closed an underwritten public offering of 5,000,000 shares of its common stock at a public offering price of $15.00 per share (the “November 2020 Follow-on Offering”). The net proceeds to the Company from the November 2020 Follow-on Offering, after deducting underwriting discounts and commissions and other offering expenses payable by the Company, were $70,221.

In May 2021, the Company sold an aggregate of 1,829,268 shares of common stock under the 2019 ATM Facility for net proceeds, after deducting commissions and other offering expenses payable by the Company, of $14,550.

There were no public offerings during the years ended December 31, 2023 and 2022.

Common Stock Reserved for Future Issuance

As of December 31, 2023 and 2022, the Company has reserved the following shares of common stock for future issuance:

	December 31,
	2023	2022
Shares reserved for exercise of outstanding stock options	5,142,272	9,423,271
Shares reserved for vesting of restricted stock units	936,358	940,392
Shares reserved for issuance under the 2018 Stock Option and Incentive Plan	7,978,667	5,005,295
Shares reserved for issuance under the 2018 Employee Stock Purchase Plan	1,771,748	1,467,026
Shares reserved for issuance under the 2019 Inducement Plan	1,407,211	786,656
Shares reserved for issuance under the 2020 Inducement Plan	1,700,000	1,637,000

Total shares of authorized common stock reserved for future issuance	18,936,256	19,259,640

9. Stock-Based Compensation

Amended and Restated 2015 Stock Option and Grant Plan

The Company’s Amended and Restated 2015 Stock Option and Grant Plan, (the “2015 Plan”) provides for the Company to issue restricted stock awards and restricted stock units, or to grant incentive stock options or non-statutory stock options. Incentive stock options may be granted only to the Company’s employees including officers and members of the Board who are also employees. Restricted stock awards and restricted stock units and non-statutory stock options may be granted to employees, members of the Board, outside advisors, and consultants of the Company.

The total number of common shares that may be issued under the 2015 Plan was 2,008,564 shares. Following the IPO, no further grants have been made under 2015 plan.

Shares that expire, are terminated, surrendered or cancelled under the 2015 Plan without having been fully exercised will be available for future awards under the 2018 Plan (as defined below). In addition, shares of common stock that are tendered to the Company by a participant to exercise an award are added to the number of shares of common stock available for future awards.

The 2015 Plan is administered by the Board. Equity awards granted to employees and members of the Board typically vest over four years.

2018 Stock Option and Incentive Plan

The Company’s 2018 Stock Option and Incentive Plan (the “2018 Plan”) was adopted by the Board on June 1, 2018 and approved by stockholders on June 7, 2018 and became effective upon the effectiveness of the Company’s Registration Statement on Form S-1. The 2018 Plan replaced the 2015 Plan as the Board determined not to make additional awards under the 2015 Plan following the pricing of the Company’s IPO. The 2018 Plan allows the Board, compensation committee or other designated committee to make equity-based and cash-based incentive awards to its officers, employees, directors and other key persons (including consultants).

The Company initially reserved 616,300 shares of its common stock for the issuance of awards under the 2018 Plan. The 2018 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2019, by 4% of the outstanding number of shares of our common stock on the immediately preceding December 31, or such lesser number of shares as determined by its Board or compensation committee (the “Plan Evergreen”). This number is subject to adjustment in the event of a stock split, stock dividend or other change in its capitalization.

On April 16, 2020, the Board adopted an amendment to the 2018 Plan (the “Amendment”), to (i) increase the number of shares of common stock currently reserved for issuance under the 2018 Plan by 3,300,000 shares and (ii) automatically terminate the 2018 Plan’s annual increase (or “evergreen”) provision after January 2022. The Amendment was approved by the Board on June 4, 2020 and the Company’s stockholders on June 4, 2020.

The number of shares of common stock available for future grant under the 2018 Plan was 7,978,667 as of December 31, 2023, which does not include the shares added to the 2018 Plan reserve on January 1, 2024 as a result of the Plan Evergreen for the year ended December 31, 2023.

During the years ended December 31, 2023 and 2022, the Company granted options to purchase 123,501 and, 5,369,650 shares, respectively, of common stock to employees, nonemployees and members of the Board.

2018 Employee Stock Purchase Plan

The Company’s 2018 Employee Stock Purchase Plan (the “ESPP”) was adopted by the Board on June 1, 2018 and approved by stockholders on June 7, 2018 and became effective upon the effectiveness of the Company’s Registration Statement on Form S-1. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423(b) of the Code. The ESPP initially reserves and authorizes the issuance of up to a total of 223,200 shares of common stock to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2019 and each January 1 thereafter through January 1, 2028, by the least of (i) 1% of the outstanding number of shares of our common stock on the immediately preceding December 31; (ii) 1,115,700 shares or (iii) such number of shares as determined by the ESPP administrator (the “ESPP Evergreen”). With respect to the January 1, 2024 ESPP Evergreen, the Company’s Compensation Committee opted to allocate zero additional shares to the ESPP share reserve. The number of shares reserved under the ESPP is subject to adjustment in the event of a stock split, stock dividend or other change in the Company’s capitalization.

During the years ended December 31, 2023 and 2022, the Company issued 134,439 and 120,947 shares, respectively of common stock. The total number of shares of common stock available for future grant was 1,771,748 as of December 31, 2023.

2019 Inducement Plan

The Company’s 2019 Inducement Plan (the “2019 Plan”) was adopted by the Board on December 11, 2019. The purpose of the 2019 Plan is to allow the Company to grant equity awards to new employees as inducements material to such new employee’s acceptance of employment with the Company. The Company intends that the shares underlying the 2019 Plan be reserved for persons to whom the Company may issue securities without stockholder approval as an inducement pursuant to Rule 5635(c)(4) of the Nasdaq marketplace rules.

The Company initially reserved 1,800,000 shares of its common stock for the issuance of awards under the 2019 Plan.

The number of shares of common stock available for future grant under the 2019 Plan was 1,407,211 as of December 31, 2023.

2020 Inducement Plan

The Company’s 2020 Inducement Plan (the “2020 Plan”) was adopted by the Board on December 9, 2020. The purpose of the 2020 Plan is to allow the Company to grant equity awards to new employees as inducements material to such new employee’s acceptance of employment with the Company. The Company intends that the shares underlying the 2020 Plan be reserved for persons to whom the Company may issue securities without stockholder approval as an inducement pursuant to Rule 5635(c)(4) of the Nasdaq marketplace rules.

The Company initially reserved 1,700,000 shares of its common stock for the issuance of awards under the 2020 Plan.

The number of shares of common stock available for future grant under the 2020 Plan was 1,700,000 as of December 31, 2023.

Stock Option Valuation

The assumptions that the Company used to determine the grant-date fair value of stock options granted to employees and members of the Board were as follows, presented on a weighted-average basis:

	Year Ended December 31,
	2023	2022
Expected option life (years)	6.00	5.98
Risk-free interest rate	3.82%	2.47%
Expected volatility	83.36%	80.43%
Expected dividend yield	—%	—%

The following table summarizes the Company’s stock option activity for the year ended December 31, 2023:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2022	9,423,271	$7.26	8.14	$22
Granted	123,501	$1.09
Exercised	(297,604)	$0.79
Cancelled or forfeited	(4,106,896)	$7.44

Outstanding as of December 31, 2023	5,142,272	$7.33	6.24	$663

Exercisable as of December 31, 2023	3,670,053	$8.84	5.44	$376

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the underlying stock options and the estimated fair value of the Company’s common stock for those stock options that had exercise prices lower than the estimated fair value of the Company’s common stock.

The aggregate intrinsic value of options exercised during the years ended December 31, 2023 and 2022 was $123 and $50, respectively.

The weighted-average grant-date fair value of the Company’s stock options granted during the years ended December 31, 2023 and 2022 was $0.79 and $0.99, respectively.

Restricted Common Stock

The Company has granted restricted common stock (or restricted stock awards) with time-based vesting conditions to certain employees of the Company. The purchase price of the restricted stock awards are determined by the Board. Unvested shares of restricted stock awards may not be sold or transferred by the holder. These restrictions lapse according to the time- based vesting conditions of each award. The Company has the option to repurchase the restricted stock awards at the original purchase price if the grantee terminates its working relationship with the Company prior to the vesting date. There were no unvested restricted stock awards as of December 31, 2023.

Restricted Stock Units

Restricted stock units represent an unsecured promise to grant at no cost a set number of shares of common stock upon vesting. With respect to restricted stock units, recipients are not entitled to cash dividends and have no voting rights during the vesting period.

The following table summarizes the Company’s restricted stock award and restricted stock unit activity for the year ended December 31, 2023:

	Number of Shares	Weighted- Average Grant Date Fair Value
Issued and unvested as of December 31, 2022	940,392	$3.62
Granted	1,548,117	1.65
Vested	(305,502)	4.74
Forfeited, cancelled or expired	(1,246,649)	2.02

Issued and unvested as of December 31, 2023	936,358	$2.13

The total fair value of restricted stock awards and restricted stock units vested during the years ended December 31, 2023 and 2022 was $1,449 and $9, respectively.

Stock-Based Compensation

Stock-based compensation expense was allocated as follows:

	Year Ended December 31,
	2023	2022
Research and development	$1,927	$2,785
General and administrative	4,964	8,737

Total stock-based compensation expense	$6,891	$11,522

As of December 31, 2023, total unrecognized compensation cost related to unvested stock-based awards was $4,221, which is expected to be recognized over a weighted-average period of 1.6 years.

10. 401(k) Savings Plan

The Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. Eligible employees may make pretax contributions to the 401(k) Plan up to statutory limits. At the election of the Board, the Company may elect to match employee contributions. Currently, the Company makes matching contributions at a rate of 50% of the first 8% of employee contributions. The Company recorded $388 and $599 of expenses related to its 401(k) match for the years ended December 31, 2023 and 2022, respectively.

11. Commitments and Contingencies

Lease Agreements

Refer to Note 6 “Leases” for discussion of the commitments associated with the Company’s lease portfolio.

Other Funding Commitments

The Company enters into contracts in the normal course of business with contract research organizations and clinical sites for the conduct of clinical trials, professional consultants for expert advice and other vendors for clinical supply manufacturing or other services. These contracts are generally cancellable, with notice, at the Company’s option and do not have significant cancellation penalties.

Guarantees

The Company enters into certain agreements with other parties in the ordinary course of business that contain indemnification provisions. These typically include agreements with directors and officers, business partners, contractors, landlords and clinical sites. Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company’s activities. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. However, to date the Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. As a result, the estimated fair value of these obligations is minimal.

Litigation

The Company, from time to time, may be party to litigation arising in the ordinary course of business. The Company was not subject to any material legal proceedings during the years ended December 31, 2023 and 2022, and to the best of its knowledge, no material legal proceedings are currently pending or threatened.

Other

The Company is also party to various agreements, principally relating to licensed technology, that require future payments relating to milestones not met as of December 31, 2023 and 2022, or royalties on future sales of specified products. No milestone or royalty payments under these agreements are expected to be payable in the immediate future. See Note 3 “Licenses Agreements” for discussion of these arrangements.

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to the agreements, the Company agrees to indemnify, hold harmless, and to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally the Company’s business partners, in connection with any U.S. patent or any copyright or other intellectual property infringement claim by any third-party with respect to the Company’s products. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements.

12. Income Taxes

For the year ended December 31, 2023, the Company recorded $377 of current income tax expense as a result of the Asset Sale completed on June 9, 2023, and for the year ended December 31, 2022, the Company did not record a current income tax expense or (benefit) due to current and historical losses incurred by the Company. For the years ended December 31, 2023 and 2022 the Company did not record a deferred income tax expense or (benefit) due to current and historical losses incurred by the Company. The Company’s operations are predominantly based in the United States and the Company’s foreign subsidiaries generated de minimis losses for the years ended December 31, 2023 and 2022.

A reconciliation of income tax expense (benefit) computed at the statutory federal income tax rate to the Company’s effective tax rate as reflected in the consolidated financial statements is as follows:

	Year Ended December 31,
	2023	2022
Federal income tax expense at statutory rate	21.0%	21.0%
State income taxes, net of federal benefit	3.7	5.2
Permanent differences	4.4	(1.2)
Foreign rate differential	(0.4)	—
Research and development tax credits	(4.3)	0.8
Change in valuation allowance	(48.2)	(25.8)
Stock based compensation	37.0	—
State rate changes	(8.0)	—
Deferred true ups	(2.2)	—
Provision to return	—	—

Effective income tax rate	3.0%	—%

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant components of the Company’s deferred tax assets and liabilities are comprised of the following:

	December 31,
	2023	2022
Deferred tax assets:
U.S., foreign and state net operating loss carryforwards	$80,185	$91,416
Research and development credits	8,356	8,471
Capitalized start up and organizational costs	21	23
Equity based compensation	313	3,610
Licensing agreements	3,710	3,929
Section 174 R&D capitalization	25,045	16,307
Lease liability	240	227
Accruals and other	906	1,032

Total deferred tax assets	118,776	125,015
Valuation allowance	(118,658)	(124,695)

Net deferred tax assets	$118	$320

Deferred tax liabilities:
Property and equipment	$—	$(102)
ROU Asset	(118)	(218)

Total deferred tax liabilities	(118)	(320)

Net deferred tax liabilities	$—	$—

The Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. As of December 31, 2023 and 2022 based on the Company’s history of operating losses, the Company has concluded that it is not more likely than not that the benefit of its deferred tax assets will be realized. Accordingly, the Company has provided a full valuation allowance for deferred tax assets as of December 31, 2023 and 2022. The valuation allowance decreased by $6,037 during the year ended December 31, 2023, due primarily to net operating income, and increased by $23,802 during the year ended December 31, 2022, due primarily to net operating losses generated.

As of December 31, 2023 and 2022, the Company had U.S. federal net operating loss carryforwards of $298,282 and $340,350, respectively, that may be available to offset future income tax liabilities. All of the U.S. federal tax operating losses can be carried forward indefinitely. As of December 31, 2023 and 2022, the Company also had U.S. state net operating loss carryforwards of $277,626 and $316,668, respectively, which may be available to offset future taxable income. These losses expire at various dates beginning in 2041.

As of December 31, 2023 and 2022, the Company had federal research and development tax credit carryforwards of $6,395 and $6,824, respectively. Included in the $6,395 of federal tax credit carryforwards are $2,162 of orphan drug credits. Through the year ended December 31, 2020 the Company qualifies for, and has elected to, apply part of its federal research credits against its payroll tax liability in accordance with certain provisions of the Internal Revenue Code. The amount applied towards the Company’s payroll tax liability is capped at $250 per year. The federal research credits generated in excess of the $250 cap are able to be carried forward for 20 years. As of December 31, 2023 and 2022, the Company had state research and development tax credit carryforwards of approximately $2,482 and $2,084, respectively, available to reduce future tax liabilities which expire at various dates beginning in 2035. For all years through December 31, 2023, the Company generated research credits but has not conducted a study to document the qualified activities. This study may result in an adjustment to the Company’s research and development credit carryforwards.

Under the provisions of the Internal Revenue Code, the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50 percentage points, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company performed an analysis to determine if an ownership change and subsequent limitation of its attributes had occurred. Subsequent ownership changes may further affect the limitation in future years. The Company has completed numerous financings since its inception, which may have resulted in a change in control as defined by Sections 382 and 383 of the Internal Revenue Code, or could result in a change in control in the future and may result in a limitation in future years.

The Company files income tax returns in the United States, Australia and Canada, and in several states. The foreign, federal and state income tax returns are generally subject to tax examinations for the tax years ended December 31, 2020 through December 31, 2023. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by foreign tax authorities, the Internal Revenue Service, or state tax authorities to the extent utilized in a future period.

13. Net Income (Loss) per Share

The following table sets forth the computation of the Company’s basic and diluted net income (loss) per share for the years ended December 31, 2023 and 2022 (in thousands, except share and per share amounts):

	Year Ended December 31,
	2023	2022
Numerator:
Net income (loss) attributable to common stockholders—basic and diluted	$12,157	$(105,890)

Denominator:
Weighted-average common shares outstanding—basic	44,327,204	43,738,739
Effect of dilutive securities:
Options to purchase common shares	119,677	—
Unvested restricted stock units	95,010	—
Employee stock purchase plan	26,027	—

Weighted-average common shares outstanding—diluted	44,567,918	43,738,739

Net income (loss) per share applicable to common stockholders—basic	$0.27	$(2.42)
Net income (loss) per share applicable to common stockholders—diluted	$0.27	$(2.42)

Diluted earnings per share includes the assumed exercise of dilutive options, the assumed issuance of unvested restricted stock units, and the assumed issuance of shares under the employee stock purchase plan using the treasury stock method unless the effect is anti-dilutive. The treasury stock method assumes that proceeds, including cash received from the exercise of employee stock options and the average unrecognized compensation expense for unvested share-based compensation awards, would be used to purchase the Company’s common stock at the average market price during the period.

For the year ended December 31, 2022, for purposes of the diluted net income (loss) per share calculation, stock options, unvested restricted stock units are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share, as their effect would be anti-dilutive for all periods presented. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net income (loss) per share attributable to common stockholders is the same.

The following potentially dilutive common stock equivalents, presented based on amounts outstanding at each period end, were excluded from the computation of diluted net income (loss) per share attributable to common stockholders for the periods indicated:

	Year Ended December 31,
	2023	2022
Options to purchase common stock	3,765,482	9,423,271
Restricted stock units	662,103	940,392

Total anti-dilutive shares	4,427,585	10,363,663

14. Related Party Transactions

UHN

In connection with the Company’s entry into a license agreement with UHN on January 27, 2016, the Company issued UHN 1,161,665 shares of its common stock. Upon the closing of the IPO in 2018, as UHN’s fully-diluted percentage ownership of the Company was reduced within a range of specified percentages, the Company was obligated to pay UHN an amount of $2,000, which was paid in July 2018. For the years ended December 31, 2023 and 2022, the Company recognized $130 and $200, respectively, of research and development expense related to the license agreements with UHN. Refer to Note 3 “License and Purchase Agreements” for additional information regarding the UHN license agreements.

Others

For the years ended December 31, 2023 and 2022, the Company recorded expenses of $934 and $3,200, respectively, related to a sublease to rent lab space, provided by an entity affiliated with a member of the board.

15. Restructuring

In July 2023, the Board approved a reduction in the Company’s workforce by approximately 50% across different areas and functions in the Company’s July 2023 Workforce Reduction. The July 2023 Workforce Reduction was substantially completed by the end of July 2023. The Company informed affected employees in the July 2023 Workforce Reduction on July 12, 2023. Since the date of the July 2023 Workforce Reduction, the Company’s remaining employees have primarily focused on activities relating to halting further development of the Company’s programs, the pursuit of strategic alternatives, and the provision of services under the previously disclosed Separation Services Agreement between the Company and Novartis in connection with the sale to Novartis of the Company’s cystinosis gene therapy program. Under the July 2023 Workforce Reduction, the Company recognized total restructuring expenses of $3,015 for the year ended December 31, 2023, recognized as $1,800 and $1,215 of research and development and general and administrative expense, respectively, in the consolidated statement of operations and comprehensive income (loss). These one-time employee termination benefits are related to affected employees, who were offered separation benefits, including severance payments. Approximately $479 of these expenses were related to non-cash stock-based compensation expense and there are no remaining accrued payments at December 31, 2023.

The Company’s workforce was reduced by 11 employees in the October 2023 Workforce Reduction effective as of October 31, 2023. Under the October 2023 Workforce Reduction, the Company recognized total restructuring expenses of $1,093 for the year ended December 31, 2023 recognized as research and development expense in the consolidated statement of operations and comprehensive income (loss). These one-time employee termination benefits are related to affected employees, who were offered separation benefits, including severance payments. There are no remaining accrued payments at December 31, 2023.

The Company’s workforce was reduced by 8 employees in the December 2023 Workforce Reduction effective as of December 31, 2023. Under the December 2023 Workforce Reduction, the Company recognized total restructuring expenses of $950 for the year ended December 31, 2023 recognized as $866 and $64 of research and development and general and administrative expense, respectively, in the consolidated statement of operations and comprehensive income (loss). The Company estimates an additional $86 of expense related to future one-time employee benefits. These one-time employee termination benefits are related to affected employees, who were offered separation benefits, including severance payments. As of December 31, 2023, the Company had $521 in accrued payments. The Company expects that payments of these costs will substantially be made through the end of the first quarter of 2024.

Employee Severance and Other Benefits
Restructuring expenses	$5,058
Cash payments	(4,058)
Non-cash expenses	(479)

Liability included in accrued expenses and other current liabilities at December 31, 2023	$521

16. Subsequent Events

On January 30, 2024, following a comprehensive review of strategic alternatives, the Company entered into the Merger Agreement with Tectonic pursuant to which a wholly-owned subsidiary of the Company will merge with and into Tectonic, with Tectonic surviving as a wholly-owned subsidiary of the Company. The Merger was unanimously approved by the Company’s Board, and the Company’s Board resolved to recommend approval of the Merger Agreement to the Company’s stockholders.

The closing of the Merger is subject to approval by the Company’s and Tectonic’s stockholders as well as other customary closing conditions, including the effectiveness of a registration statement on Form S-4 filed with the SEC in connection with the transaction and Nasdaq’s approval of the listing of the shares of the Company’s common stock to be issued in connection with the Merger. If the Company is unable to satisfy certain closing conditions or if other mutual closing conditions are not satisfied, Tectonic will not be obligated to complete the Merger. The Merger Agreement contains certain termination rights of each of the Company and Tectonic. Under certain circumstances detailed in the Merger Agreement, the Company could be required to pay Tectonic a termination fee of approximately $2,713 or Tectonic could be required to pay the Company a termination fee of approximately $4,900. In addition, in certain circumstances upon the termination of the Merger Agreement, the Company could be required to pay the costs and expenses of Tectonic in an amount not to exceed $650. If the Merger is completed, the business of Tectonic will continue as the business of the combined company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and Board of Directors of Tectonic Therapeutic, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tectonic Therapeutic, Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and other comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has experienced recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

SAFE Liabilities — Refer to Notes 2, 3, and 13 to the financial statements

Critical Audit Matter Description

In October and December 2023, the Company entered into Simple Agreements for Future Equity (“SAFEs”) with certain existing investors. The SAFEs allow for redemption based upon certain triggering events that are outside of the control of the Company. As disclosed in Note 2 to the financial statements, the Company accounts for the SAFEs as liabilities at fair value on a recurring basis. Triggering events include an equity financing, public listing transaction, change of control or dissolution. On December 31, 2023, the probabilities of an equity financing, public listing transaction, and dissolution were estimated to be 10%, 87.5%, and 2.5%, respectively. The estimated time to redemption was five months for an equity financing or dissolution and four months for a public listing transaction. Changes in fair value are recognized in the Company’s statements of operations and other comprehensive loss. As of December 31, 2023, the Company has recorded SAFE liabilities of $30.5 million.

We identified the valuation of the SAFE liabilities as a critical audit matter due to the level of judgment required by management. This requires a high degree of auditor judgment, subjectivity, and an increased extent of effort in performing procedures to evaluate the reasonableness of management’s estimate, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation of the SAFE liabilities included the following, among others:

•	We read and obtained an understanding of the key terms of the SAFE agreements, including the triggering events.

•

We evaluated the reasonableness of the valuation assumptions, including triggering event probabilities and the estimated time to triggering events, by comparing the assumptions to known and knowable information at the valuation date.

•

With the assistance of our fair value specialists, we evaluated the reasonableness of (i) the valuation methodology, and (ii) the discount rate, including testing the source information underlying the determination of the discount rate.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

April 12, 2024

We have served as the Company’s auditor since 2022.

TECTONIC THERAPEUTIC, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$28,769	$35,966
Prepaid expenses and other current assets	2,115	1,076

Total current assets	30,884	37,042
Property, equipment and improvements, net	3,122	3,608
Finance right-of-use assets, net	1,437	2,159
Operating right-of-use assets	2,669	3,787
Deferred offering costs	669	—
Restricted cash	587	587
Other assets	31	26

Total assets	$39,399	$47,209

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$409	$574
Accrued expenses and other current liabilities	8,141	5,814
SAFE liabilities	30,515	—
Operating lease liability - current portion	1,348	950
Finance lease liability - current portion	475	499

Total current liabilities	40,888	7,837
Operating lease liability - net of current portion	1,644	2,992
Finance lease liability - net of current portion	876	1,351
Other noncurrent liabilities	—	56

Total liabilities	43,408	12,236

Commitments and contingencies (Note 6)
Convertible preferred stock (Series A-1, A-2, A-3 and A-4), $0.0001 par value; 6,825,483 shares authorized as of December 31, 2023 and 2022; 6,825,483 shares issued and outstanding as of December 31, 2023 and 2022; aggregate liquidation preference of $87,459 as of December 31, 2023 and 2022	80,627	80,627
Stockholders’ Deficit
Common stock, $0.0001 par value; 11,947,558 shares authorized as of December 31, 2023 and 2022; 2,634,246 and 2,525,771 shares issued and outstanding as of December 31, 2023 and 2022;	—	—
Additional paid-in capital	5,979	2,127
Accumulated other comprehensive loss	(11)	—
Accumulated deficit	(90,604)	(47,781)

Total stockholders’ deficit	(84,636)	(45,654)

Total liabilities, convertible preferred stock and stockholders’ deficit	$39,399	$47,209

The accompanying notes are an integral part of these consolidated financial statements.

TECTONIC THERAPEUTIC, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS and COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

	December 31,
	2023	2022
Operating expenses:
Research and development	$36,966	$25,654
General and administrative	7,682	7,176

Total operating expenses	44,648	32,830

Loss from operations	(44,648)	(32,830)
Other income (expense), net:
Change in fair value of preferred stock tranche liability	—	643
Loss on issuance of SAFEs	(255)	—
Change in fair value of SAFE liabilities	1,255	—
Interest income	581	149
Interest expense	(152)	(144)
Other income	396	2

Total other income, net	1,825	650

Loss before provision for income taxes	(42,823)	(32,180)

Net loss attributable to common stockholders	(42,823)	(32,180)

Net loss per share attributable to common stockholders, basic and diluted	$(18.04)	$(16.34)

Weighted-average common shares outstanding, basic and diluted	2,373,674	1,969,418

Other comprehensive loss:
Foreign currency translation adjustment	(11)	—

Comprehensive loss	$(42,834)	$(32,180)

The accompanying notes are an integral part of these consolidated financial statements.

TECTONIC THERAPEUTIC, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of January 1, 2022	3,941,829	$42,610	2,297,901	$—	$641	$—	$(15,601)	$(14,960)
Issuance of Series A preferred stock—net of issuance costs of $12	2,883,654	38,017	—	—	—	—	—	—
Exercise of stock options	—	—	3,233	—	4	—	—	4
Stock-based compensation expense	—	—	—	—	1,119	—	—	1,119
Issuance of common stock	—	—	227,486	—	363	—	—	363
Repurchase of common stock	—	—	(2,849)	—	—	—	—	—
Net loss	—	—	—	—	—	—	(32,180)	(32,180)

Balances as of December 31, 2022	6,825,483	80,627	2,525,771	—	2,127	—	(47,781)	(45,654)
Exercise of stock options	—	—	108,475	—	121	—	—	121
Stock-based compensation expense	—	—	—	—	1,121	—	—	1,121
Contribution from related party investors related to SAFEs	—	—	—	—	2,610	—	—	2,610
Foreign currency translation adjustment	—	—	—	—	—	(11)	—	(11)
Net loss	—	—	—	—	—	—	(42,823)	(42,823)

Balances as of December 31, 2023	6,825,483	$80,627	2,634,246	$—	$5,979	$(11)	$(90,604)	$(84,636)

The accompanying notes are an integral part of these consolidated financial statements.

TECTONIC THERAPEUTIC, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	December 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(42,823)	$(32,180)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	1,478	1,006
Stock-based compensation expense	1,121	1,119
Loss on fixed asset disposal	9	—
Loss on issuance of SAFEs	255	—
Non-cash lease expense	1,118	862
Non-cash issuance of common stock for the exchange of license	—	363
Change in fair value of preferred stock tranche liability	—	(643)
Change in fair value of SAFE liabilities	(1,255)	—
Change in operating assets and liabilities:
Prepaid expenses and other current assets	(1,019)	(376)
Other non-current assets	(5)	(14)
Accounts payable	(165)	(1,234)
Accrued expenses and other current liabilities	1,611	4,509
Operating lease liabilities	(950)	(1,105)
Other non-current liabilities	(56)	56

Net cash used in operating activities	(40,681)	(27,637)

Cash flows from investing activities:
Purchase of property, equipment and improvements	(279)	(2,088)

Net cash used in investing activities	(279)	(2,088)

Cash flows from financing activities:
Proceeds from the issuance of SAFEs	34,125	—
Proceeds from issuance of convertible preferred stock - net of issuance costs	—	38,017
Proceeds from exercise of common stock options	121	4
Repayment of finance lease obligations	(499)	(393)

Net cash provided by financing activities	33,747	37,628

Effect of exchange rate changes on cash and cash equivalents	16	—
Net increase (decrease) in cash and cash equivalents and restricted cash	(7,197)	7,903
Cash and cash equivalents and restricted cash as of beginning of period	36,553	28,650

Cash and cash equivalents and restricted cash as of end of period	$29,356	$36,553

Components of cash, cash equivalents and restricted cash:
Cash and cash equivalents	$28,769	$35,966
Restricted cash	587	587

Total cash, cash equivalents and restricted cash	$29,356	$36,553

Supplemental disclosure of non-cash financing activities:
Purchase of equipment through finance leases	$234	$1,340
Deferred offering costs included in accrued expenses and other current liabilities	$669	$—
Supplemental disclosure of cash flow information:
Cash paid for interest	$152	$144

The accompanying notes are an integral part of these consolidated financial statements.

TECTONIC THERAPEUTIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Business

Tectonic Therapeutic, Inc. (“Company”) is a biotechnology company focused on the discovery and development of therapeutic proteins and antibodies that modulate the activity of G-protein coupled receptors (“GPCRs”). Leveraging its proprietary technology platform called GEODe™ (“GPCRs Engineered for Optimal Discovery”), the Company is focused on developing biologic medicines that overcome the existing challenges of GPCR-targeted drug discovery and harness the human body to modify the course of disease. The Company focuses on areas of significant unmet medical need, often where therapeutic options are poor or nonexistent, as these are areas where new medicines have the potential to improve patient quality of life. The Company was incorporated on June 5, 2019 under the laws of the State of Delaware and has its principal headquarters in Watertown, Massachusetts.

Risks and Uncertainties

The Company is subject to risks common to companies in the biotechnology industry including, but not limited to, new technological innovations, protection of proprietary technology, dependence on key personnel, compliance with government regulations and the need to obtain additional financing. Product candidates currently under development will require significant additional research and development efforts, including extensive pre-clinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel infrastructure, and extensive compliance reporting capabilities.

The Company’s proprietary GEODe™ platform is currently in development. There can be no assurance that current and future research and development activities will be successfully completed, that adequate protection for owned intellectual property will be obtained, that any products developed will obtain necessary government regulatory approval or that any approved products will be commercially viable. Even if product development efforts are successful, it is uncertain when, if ever, the Company will generate significant revenue from product sales. The Company operates in an environment of rapid change in technology and substantial competition from pharmaceutical and biotechnology companies.

Liquidity and Going Concern

As of December 31, 2023, the Company had an accumulated deficit of $90.6 million and has incurred losses and negative cash flows from operations since inception, including a net loss of $42.8 million for the year ended December 31, 2023. To date, the Company has financed its operations primarily through the issuance of convertible preferred stock, convertible promissory notes and Simple Agreements for Future Equity (“SAFEs”). The Company has devoted substantially all of its financial resources and efforts to business planning, conducting research and development, recruiting management and technical staff, and raising capital. Management expects that the Company’s operating losses and negative cash flows will continue for the foreseeable future as it continues to develop its product candidates.

As the Company continues to develop its proprietary platform and potential product candidates, it will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. It may never achieve profitability, and unless and until it does, it will continue to need to raise additional capital to fund its operations. The Company is seeking to complete a planned reverse merger with AVROBIO, Inc. (“AVROBIO”) (see Note 14). In the event the Company does not complete the reverse merger, the Company plans to seek additional funding through private equity financings, debt financings or other capital sources, including collaboration agreements, strategic alliances and licensing arrangements. The Company may not be able to obtain

TECTONIC THERAPEUTIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

financing on acceptable terms, or at all. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all. Management believes that the Company’s cash and cash equivalents of $28.8 million as of December 31, 2023 is not sufficient to maintain its current and planned operations for at least the next twelve months following the issuance date of these consolidated financial statements. Management has concluded that these conditions, in aggregate, raise substantial doubt about the Company’s ability to continue as a going concern.

The Company intends to fund future operations through private and potentially public equity financings, debt financings, collaboration agreements, strategic alliances and licensing arrangements. The availability of sufficient funding to alleviate the conditions that raise substantial doubt are not within management’s control and cannot be assessed as being probable of occurring. If the Company is unable to obtain adequate financing, management will evaluate alternatives, which may include a delay, reduction or elimination of research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect future business prospects, and the ability to continue operations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to GAAP, as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting periods. Significant items subject to such estimates and assumptions include the contract research accruals, stock-based compensation expense, the fair value of the Company’s common stock, the income tax valuation allowance, the fair value determination of the SAFEs and the preferred stock tranche liability settled in 2022. Management’s estimates are based on historical experience and various other assumptions that it believes are reasonable under the circumstances. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Foreign Currency

The functional currency of the Company’s wholly-owned foreign subsidiary in Australia is Australian Dollars.

Accounts and transactions denominated in currencies other than an entity’s functional currency are remeasured into the functional currency using the appropriate foreign exchange rate in accordance with FASB ASC Topic 830, Foreign Currency Matters. All foreign currency transaction gains and losses arising

TECTONIC THERAPEUTIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

from transactions denominated in foreign currencies are recorded in the statements of operations and comprehensive loss as other income or expenses. The financial statements of the Australian subsidiary will be translated into the Company’s U.S. dollar reporting currency at each reporting date, and the translation adjustments will be recognized as an unrealized gain or loss within the cumulative translation adjustment.

Segment Information

The Company considered the Company’s organizational structure and the information regularly reviewed and evaluated by the Company’s chief operating decision maker (“CODM”) when deciding how to allocate resources and assess performance. The Company has determined that its CODM is its Chief Executive Officer. The CODM reviews the financial information on a consolidated basis for purposes of evaluating financial performance and allocating resources. On the basis of this factor, the Company determined that it operates and manages its business as a single operating segment.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2023, cash equivalents were comprised primarily of money market funds.

Restricted Cash

The Company classifies all cash whose use is limited by contractual provisions as restricted cash. Restricted cash arises from the requirement for the Company to maintain cash of $0.6 million as collateral in connection with a letter of credit issued with the corporate headquarters and lab space lease agreement entered into on November 19, 2020 and may not access these funds until after the expiration of the initial lease term on December 31, 2025. The Company has classified the certificate of deposits collateralizing the letter of credits issued as a security deposit as restricted cash in the noncurrent asset section of the balance sheets.

Deferred Offering Costs

Deferred offering costs consist of direct legal, accounting and other fees and costs directly attributable to the Company’s proposed Merger (see Note 14). The Company capitalized deferred offering costs incurred prior to the close of the Merger which are included in deferred offering costs within the consolidated balance sheet as of December 31, 2023. The deferred offering costs were $0.7 million as of December 31, 2023.

Concentrations of Credit Risk and Off-Balance Sheet Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. Periodically, the Company maintains deposits in accredited financial institutions in excess of governmental insured limits. The Company deposits its cash and cash equivalents in financial institutions that it believes have a high credit quality and have not experienced any losses on such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Property, Equipment and Improvements

Property, equipment and improvements are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of each asset. Construction in process is capitalized and once the asset is operational, the Company will commence depreciation of the asset.

TECTONIC THERAPEUTIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized. Expenditures for major renewals and improvements that extend the useful life of the asset are capitalized as part of the asset. Expenditures for repairs and maintenance are expensed as incurred.

The estimated useful lives for property and equipment are as follows:

Estimated Useful Life
Laboratory equipment	5 years
Furniture and office equipment	5 years
Computer equipment	3 years
Leasehold improvements	Shorter of the lease term or 10 years

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets, which consist primarily of property, equipment and improvements, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying amount of the asset is not recoverable, an impairment will be recognized and measured as the amount by which the carrying amount of the asset exceeds its fair value. No impairments were identified during the years ended December 31, 2023 and 2022.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Market participants are independent buyers or sellers in the principal (or most advantageous) market for the asset or liability. Fair value measurements are categorized into a three-tier hierarchy on the basis of the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are as follows:

•	Level 1—Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that are accessible at the measurement date;

•

Level 2—Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar asset or liabilities in markets that are not active or valuations with significant inputs other than quoted prices that are observable, either directly or indirectly; and,

•	Level 3—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Financial instruments are categorized in their entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire fair value measurement.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development expenses consist primarily of costs incurred for the development of the proprietary platform and product candidates and include (1) expenses incurred under agreements with third parties and contract research organizations

TECTONIC THERAPEUTIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(“CROs”), (2) costs to acquire and develop supplies for research, (3) salaries and related costs, including stock-based compensation, (4) depreciation and other facility-related and overhead expenses, (5) licensing and license maintenance fees incurred under license option and license agreements where no alternative future use exists, and (6) costs related to compliance with regulatory requirements. The Company recognizes external research and development costs based on an evaluation of the progress to completion of specific tasks using information provided from the Company’s contracted service providers.

Prepaid and Accrued Research and Development Costs

Substantial portions of the Company’s research are performed by third-party laboratories, CROs and other vendors. These vendors generally bill monthly for services performed, or bill based upon milestone achievement. The Company accrues expenses based upon estimates of percentage of work completed and the contract milestones remaining. On occasion, the Company is obligated to make upfront payments upon execution of research and development agreements. Advance payments, including nonrefundable amounts, for goods or services that will be used or rendered for future research and development activities are capitalized as prepaid expenses until such goods are delivered or the related services are performed. The Company estimates the period over which such services will be performed based on the terms of the agreements as well as the level of effort to be expended in each period. Since inception, the Company has not experienced any material differences between the actual and estimated timing of performance or level of effort.

Leases

Effective January 1, 2022, the Company adopted ASC Topic 842, Leases (“ASC 842”), and elected to apply the modified retrospective transition approach using the effective date as the initial date of application. ASC 842 requires that lessees recognize leases with a term greater than twelve months on the balance sheet. The Company’s existing capital leases will now be referred to as finance leases. The Company’s existing operating sublease arrangement in which it is the sublessor will remain off balance sheet and lease income will continue to be recognized on a straight-lined basis. ASC 842 provided a number of optional practical expedients in transition. The Company applied the package of three practical expedients to leases that commenced prior to the January 1, 2022. Use of these practical expedients allowed the Company not to reassess: (i) whether any expired or existing contracts were or contained leases; (ii) the lease classification for any expired or existing leases; and (iii) the treatment of initial direct costs for existing leases.

On January 1, 2022, the Company recorded operating lease liabilities and their corresponding right-of-use (“ROU”) assets based on the present value of lease payments over the remaining lease term. The Company used its incremental borrowing rate (“IBR”) on January 1, 2022, to calculate the present value of the Company’s leases. The IBR approximates the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term. The determination of the appropriate IBR was dependent on several factors, including the economic environment, the amount of the borrowing, the Company’s estimated credit rating and the lease term at the time of measurement. The Company’s unsecured credit rating was estimated via a synthetic credit rating model which included fundamental analysis. The Company’s unsecured credit rating was then adjusted upward using a notching technique to reflect collateralization.

For leases entered into after January 1, 2022, the Company applies the guidance in ASC 842, and determines whether an arrangement is or contains a lease at inception. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company classifies a lease at the lease commencement date, when control of the underlying asset is transferred from the lessor to the lessee, as an operating or finance lease and records a

TECTONIC THERAPEUTIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ROU asset and a lease liability on the consolidated balance sheet for any lease with a lease term greater than twelve months. The Company has elected the practical expedient to not recognize leases with a lease term of twelve months or less on the balance sheet (“short-term leases”) and will recognize lease payments for such short-term leases as an expense on a straight-line basis.

The Company enters into contracts that contain both lease and non-lease components. Non-lease components may include items such as maintenance, utilities, or other operating costs. The Company has elected to combine the lease and associated non-lease components in its lease arrangements as a single lease component for all real estate and equipment leases. Variable lease costs, such as utilities or maintenance costs, are not included in the measurement of ROU assets and lease liabilities, but rather are expensed when the events determining the amount of variable lease consideration to be paid occurs.

For lease arrangements in which the Company is a lessee, finance and operating ROU assets and liabilities are recognized at the lease commencement date based on the present value of the lease payments over the lease term determined using the discount rate implicit in the lease if readily determinable. When the rate implicit in the lease is not readily determinable, the Company utilizes its IBR, which is determined on the basis of information that is available at the lease commencement date. ROU assets are further adjusted for items such as initial direct costs, prepaid rent, or lease incentives. Operating lease costs are expensed using the straight-line method as an operating expense over the lease term unless the operating lease ROU asset has been impaired. The Company’s lease terms may include options to extend the lease when it is reasonably certain that the Company will exercise that option. Finance lease assets are amortized to depreciation expense using the straight-line method over the shorter of the useful life of the related asset or the lease term. Finance lease payments are bifurcated between (i) a portion that is recorded as interest expense and (ii) a portion that reduces the finance lease liability associated with the lease.

Simple Agreements for Future Equity

SAFE instruments do not represent legal form debt (i.e., no creditor rights), but allow for redemption based upon certain triggering events that are outside of the control of the Company. The Company accounts for a SAFE as a liability at fair value on a recurring basis. Triggering events include an equity financing, public listing transaction, change of control or dissolution. Changes in the liability’s fair value are recognized in the Company’s statements of operations and comprehensive loss.

Convertible Preferred Stock

The Company classifies convertible preferred stock outside of stockholders’ deficit on the consolidated balance sheets as it is redeemable upon the occurrence of a Deemed Liquidation Event, as defined below, that is not strictly within the Company’s control. The issuance of convertible preferred stock is recorded at the issuance price less any amounts allocated to freestanding liabilities associated with the issuance and related allocable issuance costs. The carrying values of the convertible preferred stock have not been adjusted to their liquidation preferences because it is not considered probable that a Deemed Liquidation Event will occur and make such stock redeemable.

Stock-Based Compensation

The Company measures and records the expense related to stock-based payment awards based on the fair value of those awards as determined on the date of grant. The Company recognizes stock-based compensation expense over the requisite service period of the individual grant, which is generally equal to the vesting period, using the straight-line method. For stock options with performance conditions, the Company records stock-based compensation expense when it is deemed probable that the performance

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

condition will be met. The Company uses the Black-Scholes-Merton (“BSM”) option-pricing model to determine the fair value of stock options. The BSM option-pricing model requires the use of assumptions to determine the fair value of the stock options. The fair value of the shares of common stock underlying stock options has historically been determined by the Board of Directors (“Board”), with input from management and contemporaneous third-party valuations, as there was no public market for the common stock. Given the absence of a public market for the Company’s common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, the Board exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of the Company’s common stock at each stock option grant date.

The Company calculates the fair value of stock options granted by using the BSM option-pricing model with the following assumptions:

Expected Volatility—The estimated volatility is determined by evaluating the average historical volatility of a peer group of companies for the period preceding the stock option grant for a term that is approximately equal to the stock options’ expected term.

Expected Term—The expected life represents the period of time that the stock options are expected to be outstanding. Because the Company does not have substantial historical exercise behavior, it determines the expected life assumption using the simplified method, for employees and nonemployees, which is an average of the contractual term of the stock option and its vesting period.

Risk-Free Interest Rate—The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with a term that is equal to the stock options’ expected term at the grant date.

Dividend Yield—The Company has not declared or paid dividends to date and does not anticipate declaring dividends for the foreseeable future. As such, the dividend yield is estimated to be zero.

Forfeitures—The Company records forfeitures as they occur.

The purchase price of restricted common stock granted to founders, employees and consultants is the estimated fair value on the grant date and is subject to various vesting schedules. Unvested restricted common stock are subject to repurchase rights held by the Company at the original issuance price in the event the restricted common stockholders’ service to the Company is terminated either voluntarily or involuntarily. The associated liability is classified in accrued expenses and other current liabilities in the consolidated balance sheets. The balance of this liability as of December 31, 2023 and 2022 is immaterial.

All stock-based compensation expense is recorded in research and development expense or general and administrative expense in the consolidated statements of operations and comprehensive loss, on the basis of the respective employee and nonemployee’s role within the Company.

Income Taxes

The Company accounts for income taxes under the asset and liability method under ASC Topic 740, Income Taxes (“ASC 740”), which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determined deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Related Party Transactions

Related parties are directly or indirectly related to the Company, through one or more intermediaries and are in control, controlled by, or under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management, and other parties with which the Company may transact with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Board reviews and approves transactions with directors, officers and holders of 5% or more of the Company’s voting securities and their affiliates or their family members. The material facts as to the related party’s relationship or interest in the transaction are disclosed to the Board prior to its consideration of such transaction, and the transaction is not considered approved by the Board unless a majority of the directors who are not interested in the transaction approve the transaction.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders. The comprehensive loss for the Company equals its net loss plus changes in foreign currency translation for all periods presented.

Net Loss per Share

The Company applies the two-class method when computing earnings per share attributable to common stockholders as the Company has issued securities that meet the definition of participating securities. The two-class method determines earnings per share for each class of common and participating securities according to dividends declared or accumulated in the current period and participation rights in undistributed earnings. The Company considers its convertible preferred stock and SAFEs to be participating securities as, in the event a dividend is paid on common stock, the holders of convertible preferred stock and SAFEs would be entitled to receive dividends on a basis consistent with the common stockholders. There is no allocation required under the two-class method during periods of loss since the participating securities do not have a contractual obligation to share in the losses of the Company.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period, excluding potentially dilutive common shares. Diluted net loss per share attributable to common

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

stockholders is computed by adjusting net loss attributable to common stockholders to reallocate earnings based on the potential impact of dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period, including potential dilutive common shares. For purposes of this calculation, the Company’s outstanding convertible preferred stock, stock options, unvested restricted common stock and the SAFEs are considered potential dilutive common shares.

The Company generated a net loss for each of the years presented. Accordingly, basic and diluted net loss per share attributable to common stockholders are the same because the inclusion of the potentially dilutive securities would be anti-dilutive.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB, or other standard setting bodies and are adopted by the Company as of the specified effective dates. Unless otherwise discussed, the impact of recently issued standards that are not yet effective are not anticipated to have a material impact on the Company’s consolidated financial statements upon adoption.

Recently Issued Accounting Pronouncement Not Yet Adopted

In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging Contracts in an Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (i) those not carried at fair value with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (ii) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. ASU 2020-06 will be effective for the Company beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of the adoption of ASU 2020-06 will have on the consolidated financial statements and disclosures.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280) (“ASU 2023-07”), which enhances the segment disclosure requirements for public entities on an annual and interim basis. Under ASU 2023-07, public entities will be required to disclose significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss. Additionally, current annual disclosures about a reportable segment’s profit or loss and assets will be required on an interim basis. Entities will also be required to disclose information about the CODM’s title and position at the Company along with an explanation of how the CODM uses the reported measures of segment profit or loss in their assessment of segment performance and deciding whether how to allocate resources. Finally, ASU 2023-07 requires all segment disclosures for public entities that have only a single reportable segment. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and early adoption is permitted. The Company is currently evaluating the impact of ASU 2023-07 on its consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740) (“ASU 2023-09”), which enhances the income tax disclosure requirements for public entities on an annual basis. Under ASU 2023-09, public entities will be required to disclose in their rate reconciliation, on an annual basis, both percentages and amounts in their reporting currency for certain categories in a tabular format, with accompanying qualitative disclosures. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024, and early adoption is permitted. The Company is currently evaluating the impact of ASU 2023-09 on its consolidated financial statements.

3.	FAIR VALUE MEASUREMENTS

The following tables present information about financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values (in thousands):

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$27,278	$—	$—	$27,278

	$27,278	$—	$—	$27,278

Liabilities:
SAFE liabilities	$—	$—	$30,515	$30,515

	$—	$—	$30,515	$30,515

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Money market funds	$33,640	$—	$—	$33,640

	$33,640	$—	$—	$33,640

As of December 31, 2023 and 2022, the Company’s cash equivalents, which were invested in money market funds, were valued based on Level 1 inputs.

SAFE Liabilities

From October through December 2023, the Company entered into multiple SAFE agreements with certain existing investors and received $34.1 million (see Note 13). The SAFE liabilities are included within the Level 3 fair value hierarchy. The SAFE liabilities were valued using a probability weighted scenario analysis and discount rates derived by application of the build-up method to reflect the cost of equity. The valuation model requires a variety of inputs, including the probability of occurrence of events that would trigger conversion or redemption of the SAFEs, the expected timing of such events, and a discount rate.

The valuation of the SAFE liabilities as of December 31, 2023, was determined based on a probability-weighted scenario analysis that assumed the probabilities of the occurrence of an equity financing, public listing transaction and dissolution to be 10.0%, 87.5% and 2.5% respectively. The estimated time to redemption used was five months for an equity financing and dissolution and four months for a public listing transaction. The valuation used a discount rate of 30.2% to approximate the cost of equity, which was derived from application of a build-up method that incorporated the risk-free rate at the valuation date, and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

adjustments to reflect market risk, a small stock premium, and a selected company-specific risk premium. The valuation of the SAFE liabilities at the October issuance date was determined using the same methodology; however, the discount rate was 30.9% due the higher risk-free rate at the valuation date. In October 2023, the probabilities of the occurrence of an equity financing, public listing transaction and dissolution used were 87.5%, 10.0%, and 2.5%, respectively. The estimated time to redemption used was 1.5 months for an equity financing and 5.5 months for a public listing transaction and dissolution.

Valuation of Preferred Stock Tranche Liability

The fair value of the preferred stock tranche liability was based on significant inputs not observable in the market and is a Level 3 measurement within the fair value hierarchy. The valuations were made using Black-Scholes-Merton pricing model with inputs based on certain subjective assumptions, including (a) estimated conversion dates, (b) expected stock price volatility, (c) a risk-free interest rates and (d) implied debt yields.

The fair value of the preferred stock tranche liability was determined at the issuance of the Preferred Stock, as defined below, in 2021 and re-measured at each balance sheet date until its settlement in September 2022. Accordingly, there was no outstanding preferred stock tranche liability as of December 31, 2022.

The following table presents activity for the preferred stock tranche liability and the SAFE liabilities that were measured at fair value using significant unobservable Level 3 inputs during the years ended December 31, 2023 and 2022 (in thousands):

	Preferred Stock Tranche Liability	SAFE Liabilities
Balance as of January 1, 2022	$643	$—
Fair value adjustments	(643)	—

Balance as of December 31, 2022	—	—
Initial fair value recognition	—	31,515
Loss on issuance	—	255
Fair value adjustments	—	(1,255)

Balance as of December 31, 2023	$—	$30,515

There were no transfers between the Level 1, Level 2 or Level 3 categories during the years ended December 31, 2023 and 2022.

4.	PROPERTY, EQUIPMENT AND IMPROVEMENTS, NET

Property, equipment and improvements, net is comprised of the following (in thousands):

	December 31,
	2023	2022
Laboratory equipment	$4,510	$4,018
Furniture and office equipment	244	244
Computer equipment	161	149
Construction in progress	38	49
Leasehold improvements	25	25

	4,978	4,485
Less: accumulated depreciation	(1,856)	(877)

Property and equipment, net	$3,122	$3,608

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Depreciation expense was $1.0 million and $0.6 million and was recorded as follows (in thousands):

	Year Ended December 31,
	2023	2022
General and administrative	$17	$12
Research and development	973	635

	$ 990	$ 647

These amounts are exclusive of amortization related to finance lease and capital lease assets of $0.5 million and $0.3 million in 2023 and 2022, respectively.

5.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities is comprised of the following (in thousands):

	December 31,
	2023	2022
Employee compensation related costs	$2,840	$2,158
Accrued office and laboratory costs	211	481
Accrued contract research organization fees	2,298	1,345
Accrued contract development and manufacturing organization fees	660	842
Accrued professional fees	1,798	489
Other current liabilities	334	499

	$ 8,141	$ 5,814

6.	COMMITMENTS AND CONTINGENCIES

Leases

The Company’s commitments under its operating and finance leases are described in Note 7.

University of Texas Research Agreement

The Company executed a research agreement with the University of Texas, whereby the Company and the University of Texas are conducting joint research activities in accordance with an agreed upon research program. An upfront fee of $25,000 was paid upon execution of the agreement in 2020, with the remaining balance due in two payments of $37,500 each. The first payment was due upon the completion of the joint research activities and the second due upon the receipt of the final research report by the Company. The agreement was terminated on June 30, 2022.

During the year ended December 31, 2022, the Company did not pay any amounts to the University of Texas under this agreement because the joint research activities were not completed before the research agreement terminated.

Harvard Agreement

In July 2020, the Company entered into an agreement with the President and Fellows of Harvard College (“Harvard”), for an option fee in the low five digits, whereby Harvard granted the Company an

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

exclusive option to negotiate a worldwide, exclusive, royalty-bearing license under Harvard’s interest in the patent rights covering certain technology that was developed by Harvard. In October 2021, the Company exercised the option and on February 10, 2022, entered into a license agreement (“License Agreement”) with Harvard to conduct research and development activities using certain materials, technology and patent rights owned by Harvard, with the intent to develop, obtain regulatory approval for, and commercialize products. The License Agreement will remain in effect until the expiration of the last valid claim within the patent rights covering a product developed under the License Agreement or the termination of the License Agreement. Management concluded that the acquisition of patents and materials received under the License Agreement represents an asset acquisition of an in-progress research and development asset without future alternative use; therefore, any consideration paid were expensed.

As consideration for the License Agreement, the Company agreed to pay Harvard a non-refundable license fee, consisting of a cash payment due in three equal annual installments, in total amounting to $170,000 and 227,486 shares of common stock. The installments became due on July 2, 2022 (“First Payment Due Date”) and the first and second anniversaries of the First Payment Due Date. The first payment of $56,666 was paid in July 2022. The common stock issued to Harvard had a fair value of $0.4 million. Both the cash payment and the issuance of shares were expensed to research and development during the year ended December 31, 2022. The second payment of $56,666 was made in July 2023.

The Company also will be responsible for payment of (1) annual maintenance fees ranging from the low five digits to the low six digits during the term of the License Agreement (through the first commercial sale of a royalty-bearing product); (2) royalty payments as a percentage in the low single digits of the annual net sales that the Company generates from products that utilize the license technology (“Licensed Products”) and royalty payments as a percentage in the low single digits of the annual net sales that the Company generates from know-how enabled product licenses (“Know-How Enabled Products”) and (3) a percentage between 10-20% of all non-royalty income received by the Company under sublicenses, strategic partnerships and know-how enabled product licenses that utilize the license technology. Subsequent to the first commercial sale of a royalty-bearing product, annual maintenance fees will increase to a low six digits for the remainder of the term of the License Agreement. The royalty term from sales of Licensed Products will terminate on a country-by-country and product-by-product basis on the earlier of (i) the expiration of the patent rights covering the product, expected to be no earlier than May 2041, and (ii) the termination of the License Agreement. The royalty term from sales of Know-How Enabled Products will terminate on the earlier of (i) ten years after the first commercial sale of the first Know-How Enabled Product and (ii) twelve years after the first commercial sale of the first Licensed Product. There was less than $0.1 million due to Harvard as of December 31, 2023.

Alloy Therapeutics License Agreement

On November 29, 2021, the Company executed a license agreement with Alloy Therapeutics, LLC (“ATX”), whereby the Company will use ATX technology for the purpose of preclinical development, clinical development and commercialization of potential product candidates, for an initial period of three years, with an option to extend the term for an additional two years. The Company will pay ATX a non-refundable and non-creditable annual fee of $0.1 million on each anniversary of the agreement. On November 7, 2022, the Company and ATX amended the agreement and extended the period of payment for the first fee due in May 2023. Additionally, the Company will be responsible for annual partnering fees if the Company decides to pursue clinical development of a product candidate using the ATX technology. The partnering fees may be creditable against future milestone development fees paid by the Company. The Company will also be responsible to pay ATX development milestone payments for the movement of certain product candidates through clinical trials, which range from the low six digits to the low seven digits upon completion of each milestone and amount to $4.8 million in total milestone payments under the license agreement. Provided the Company is able to commercialize a product using ATX technology, the Company

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

will be responsible to pay ATX commercial payments in the low seven digits per year during the first six years of commercial sales, amounting to an amount in the high eight digits in total commercial payments under the license agreement.

During the years ended December 31, 2023 and 2022, the Company paid $0.1 million and zero to ATX, respectively.

Adimab Agreement

On May 1, 2023, the Company entered into a discovery agreement with Adimab, LLC (“Adimab”), an antibody discovery company, whereby the Company and Adimab are collaborating on human antibody discovery in accordance with an agreed upon research program. The Company paid an upfront technology access fee totaling $20,000 upon execution of the agreement.

The Company also will be responsible for payment of (1) quarterly funding equal to 100% of the actual full-time employee (“FTE”) expended by Adimab in the performance of its obligations in accordance with the agreed upon research program at an annual rate of $0.4 million per FTE (subject to annual consumer price index increases) per the agreement, (2) delivery fees equal to $0.1 million upon both Adimab’s initial delivery of sequences or physical materials and completion pursuant to the research program (initial and completion fees payable once per target for a total of up to $0.4 million), (3) a non-creditable, non-refundable fee of $0.5 million upon the exercise of an option to obtain the licenses and assignments for information discovered during the research program, (4) development milestone payments for the movement of certain product candidates thought clinical trials, which range in the low seven digits, and (5) royalty payments based on the annual net sales that the Company generates from products that utilize Adimab technology. The Company has the right to terminate the agreement if certain criteria are met. During the year ended December 31, 2023, the Company incurred $0.1 million of costs associated with the FTEs.

Indemnification Agreements

In accordance with the Company’s amended and restated certificate of incorporation (“ARCOI”) and certain indemnification agreements, the Company indemnifies certain officers and directors for specified events or occurrences, subject to certain limits, in which the officer or director is or was serving at the Company’s request in such capacity.

The Company enters into certain types of contracts that contingently requires it to indemnify various parties against claims from third parties. These contracts primarily relate to (i) the Company’s bylaws, under which it must indemnify directors and executive officers, and may indemnify other officers and employees, for liabilities arising out of their relationship with the Company, (ii) contracts under which it must indemnify directors and certain officers and consultants for liabilities arising out of their relationship, and (iii) procurement, service or license agreements under which the Company may be required to indemnify vendors, service providers or licensees for certain claims, including claims that may be brought against them arising from the Company’s acts or omissions with respect to the its products, technology, intellectual property or services.

From time to time, the Company may receive indemnification claims under these contracts in the normal course of business. In the event that one or more of these matters were to result in a claim against the Company, an adverse outcome, including a judgment or settlement, may cause a material adverse effect on future business, operating results or financial condition. It is not possible to estimate the maximum amount potentially payable under these contracts since there is no history of prior indemnification claims and the unique facts and circumstances involved in each particular claim will be determinative.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and 2022, the Company did not have any liabilities or other commitments related to indemnification claims.

7.	LEASES

The Company has entered into operating leases for office and laboratory facilities and financing leases for laboratory equipment used in research and development activities. The remaining lease terms for its leases range from two years to four years. These leases often include options to extend the term of the lease. When it is reasonably certain that the option will be exercised, the impact of the renewal term is included in the lease term for purposes of determining total future lease payments and measuring the ROU asset and lease liability. The Company is not reasonably certain to exercise any available renewal options, which are therefore excluded from the measurement of leases. The Company applies the short-term lease policy election for its real estate and equipment leases, which allows it to exclude from recognition leases with an original term of twelve months or less.

In November 2020, the Company executed a facilities lease agreement to occupy 18,768 square feet of office and laboratory space, that was subsequently amended on April 21, 2022. The lease requires the Company to pay fixed base rent, which is included in the measurement of the lease, as well as its proportionate share of the facilities operating expenses which are treated as variable lease costs based on the Company’s election to combine lease and associated non-lease components and are excluded from the measurement of the lease. The lease expires on January 31, 2026, and contains a five-year renewal option exercisable by the Company which is not included in the measurement of the lease.

In April 2021, the Company entered into an agreement to sublease a portion of its facility lease to a related party (see Note 13) in exchange for $28,333 per month. The sublease agreement was an operating lease with a term of 18 months and was set to expire on September 30, 2022. In July 2022, the Company granted the sublessee permission to terminate the agreement on July 31, 2022. An immaterial adjustment to straight-line rental income and accrued rent receivable was recorded as part of the early termination. The proceeds from the sublease agreement are recorded as an offset to facilities costs in the periods in which they are earned.

During 2022, the Company entered into four additional finance leases that resulted in an increase of $1.3 million in ROU assets, inclusive of lease payments made prior to commencement, and $1.3 million in related lease liabilities.

The following table sets forth information about lease costs for the years ended December 31, 2023 and 2022 (in thousands):

	Year Ended December 31,
Finance lease cost	2023	2022
Amortization of ROU assets	$488	$359
Interest on lease liabilities	151	106
Operating lease cost	1,404	1,404
Short-term lease cost	749	389
Variable lease cost	786	907
Sublease income	—	(253)

Total lease costs	$3,578	$2,912

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth information about the Company’s leases for the years ended December 31, 2023 and 2022 (in thousands):

	Year Ended December 31,
Cash paid for amounts included in the measurement of lease liabilities	2023	2022
Finance leases - financing cash flows	$499	$393
Finance leases - operating cash flows	151	106
Operating leases - operating cash flows	1,235	1,470
ROU assets obtained in exchange for lease liabilities
Finance leases	—	1,340
Weighted-average remaining lease terms (in years)
Finance leases	3.23	4.19
Operating leases	2.09	3.09
Weighted-average discount rate
Finance leases	9.62%	9.49%
Operating leases	8.25%	8.25%

The following table presents the maturity of the Company’s finance and operating lease liabilities for the year ended December 31, 2023 (in thousands):

Year ended December 31,	Finance Leases	Operating Leases
2024	$583	$1,534
2025	552	1,580
2026	363	132
2027	44	—
2028	—	—
Thereafter	—	—

Total lease payments	1,542	3,246
Less: interest	(191)	(254)

Total lease liabilities	$1,351	$2,992

8.	CONVERTIBLE PREFERRED STOCK

The Company issued Series A-1 convertible preferred stock (the “Series A-1 Preferred Stock”), Series A-2 convertible preferred stock (the “Series A-2 Preferred Stock”), Series A-3 convertible preferred stock (the “Series A-3 Preferred Stock”), and Series A-4 convertible preferred stock (the “Series A-4 Preferred Stock”); collectively the “Preferred Stock.”

TECTONIC THERAPEUTIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Preferred Stock consisted of the following (in thousands, expect share and per share amounts):

		December 31, 2023
	Par Value	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A-1 Preferred Stock	$0.0001	4,118,120	4,118,120	$45,016	$54,308	4,118,120
Series A-2 Preferred Stock	$0.0001	1,649,188	1,649,188	21,654	21,749	1,649,188
Series A-3 Preferred Stock	$0.0001	696,516	696,516	9,187	7,348	696,516
Series A-4 Preferred Stock	$0.0001	361,659	361,659	4,770	4,054	361,659

		6,825,483	6,825,483	$ 80,627	$ 87,459	6,825,483

		December 31, 2022
	Par Value	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A-1 Preferred Stock	$0.0001	4,118,120	4,118,120	$45,016	$54,308	4,118,120
Series A-2 Preferred Stock	$0.0001	1,649,188	1,649,188	21,654	21,749	1,649,188
Series A-3 Preferred Stock	$0.0001	696,516	696,516	9,187	7,348	696,516
Series A-4 Preferred Stock	$0.0001	361,659	361,659	4,770	4,054	361,659

		6,825,483	6,825,483	$ 80,627	$ 87,459	6,825,483

Upon the issuance of each series of the Preferred Stock, the Company assessed the embedded conversion and liquidation features of the issued Preferred Stock and determined that such features did not require the Company to separately account for these features.

On September 7, 2022, the Company issued 2,446,372 shares of Series A-1 Preferred Stock and 437,282 shares of Series A-2 Preferred Stock at a price of $13.1876 per share, for aggregate gross proceeds of $38.0 million and incurred $11,966 of issuance costs.

The Preferred Stock have the following rights and privileges:

Dividends

The holders of the Preferred Stock are entitled to receive noncumulative dividends if and when declared by the Board at a rate of 8% per annum. The Company may not declare, pay or set aside any dividends on shares of any other series of capital stock of the Company, other than dividends on common stock payable in common stock, unless the holders of the Preferred Stock first receive, or simultaneously receive, a dividend on each outstanding share of the Preferred Stock. No dividends were declared or paid during the year ended December 31, 2023 or 2022.

Liquidation

In the event of any involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, holders of the Preferred Stock shall be paid out of the assets of the Company available for distribution an amount per share equal to the greater of (i) the applicable original issue price, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of the Preferred Stock been converted into shares of common stock.

TECTONIC THERAPEUTIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

If the assets available for distribution to its stockholders are insufficient to pay the holders of shares of the Preferred Stock the full amount which they shall be entitled, the holders of shares of Preferred Stock shall share ratably in any distribution in proportion to the respective amounts which would otherwise be payable if all amounts payable were paid in full.

Voting

On any matter presented to the stockholders of the Company for their actions or consideration at any meeting of the Company, each holder of outstanding shares of Series A-1, Series A-3 and Series A-4 (the “Voting Preferred Stock”) shall be entitled to the number of votes equal to the number of whole shares of common stock into which the shares of the Voting Preferred Stock are convertible. Holders of outstanding shares of Series A-2 Preferred Stock are not entitled to voting rights.

Redemption

The Preferred Stock is conditionally redeemable upon the occurrence of a Deemed Liquidation Event. A Deemed Liquidation Event is defined as (a) a merger or consolidation (an “event”) in which the Company is a constituent party (or a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to the event), except those in which the shares Company’s stock outstanding immediately before the event continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following the event, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such event, the parent corporation of the surviving or resulting corporation and (b) the sale or disposition of the Company or one or more subsidiaries of the Company.

Mandatory Conversion

All outstanding shares of the Preferred Stock shall automatically convert into shares of common stock, at the conversion price upon either (a) the closing of the sale of shares of common stock to the public at a price of at least $39.56280 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the common stock), in a firm-commitment underwritten initial public offering, resulting in at least $75.0 million of gross proceeds and in connection with such offering the common stock is listed for trading on the Nasdaq Stock Market’s National Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors, including the approval of a majority of the preferred directors or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the voting preferred stock (the “Requisite Holders”).

Additionally, shares of Series A-1 Preferred Stock and A-2 Preferred Stock held by stockholders that did not exercise their tranche rights as part of the September 7, 2022 second tranche closing of the Preferred Stock financing were automatically converted into shares of common stock at the conversion price in effect immediately prior to this closing.

Optional Conversion

Each share of the Preferred Stock shall be convertible at any time and from time to time and without the payment of additional consideration by the holder into such number of fully paid and non-assessable shares of common stock as determined by dividing the original issue price by the conversion price. Each share of Series A-2 Preferred Stock shall be convertible into one share of Series A-1 Preferred Stock.

TECTONIC THERAPEUTIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The conversion price for the Series A-1 Preferred Stock and the Series A-2 Preferred Stock initially is equal to $13.18760, and the initial conversion price for the Series A-3 Preferred Stock and the Series A-4 Preferred Stock is $10.55008 and $11.20946, respectively. The conversion price is subject to adjustment for any stock-splits, stock dividends, combinations or other similar recapitalizations and other adjustments as set forth in the Company’s ARCOI.

9.	COMMON STOCK

As of December 31, 2023, the Company’s ARCOI authorized the Company to issue up to 11,947,558 shares of $0.0001 par value common stock, of which, 2,634,246 shares were issued and outstanding.

Voting, dividend and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock. Holders of common stock are entitled to one vote for each share of common stock; however, the holders of the common stock shall not be entitled to vote on any amendment to the ARCOI that relates solely to the terms of one or more outstanding series of preferred stock.

The Company has included in issued and outstanding common stock shares of restricted common stock granted by the Company. As of December 31, 2023, there were 2,634,246 common shares issued and outstanding, of which 2,598,752 relate to shares of unrestricted common stock.

10.	STOCK-BASED COMPENSATION

In June 2019, the Company adopted the 2019 Equity Incentive Plan (the “2019 Plan”), which provides employees, consultants and advisors and non-employee members of the Board of Directors and its affiliates with the opportunity to receive grants of stock options, stock awards and equity awards. Since inception, the Company has only issued stock options. Under the 2019 Plan, the Company may grant equity awards that could require the issuance of up to 1,991,264 shares of the Company’s common stock.

For incentive stock options and non-statutory stock options, the option exercise price may not be less than 100% of the estimated fair value on the date of grant. Options granted typically vest over a four-year period but may be granted with different vesting terms. The options expire ten years from the grant date.

A summary of the activity in the 2019 Plan for the year ended December 31, 2023 is as follows (in thousands except share and per share amounts):

	Number of Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance as of January 1, 2023	1,556,819	$1.32	8.7	$420
Granted	441,615	2.74
Exercised	(108,475)	1.27		$172
Forfeited and expired	(14,027)	1.53

Balance as of December 31, 2023	1,875,932	$1.66	8.2	$2,276

Options vested and exercisable as of December 31, 2023	972,054	$1.30	7.6	$1,525
Options vested and expected to vest as of December 31, 2023	1,875,932	$1.66	8.2	$2,276

TECTONIC THERAPEUTIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The weighted-average grant-date fair value of options granted during the years ended December 31, 2023 and 2022 was $2.16 and $1.57 per share, respectively. The total intrinsic value of options exercised during the years ended December 31, 2023 and 2022 was $171,915 and $1,458, respectively.

Cash received from option exercises for the years ended December 31, 2023 and 2022 was $111,770 and $4,105, respectively.

The fair values of the options granted were estimated based on the BSM option pricing model, using the following assumptions:

	Year Ended December 31,
	2023	2022
Fair value per share of underlying common stock	$2.16	$1.57
Expected term (in years)	6.01	6.02
Expected volatility	93.44 - 111.21%	87.02 - 91.24%
Risk-free interest rate	4.14%	3.01%
Expected dividend yield	0%	0%

Restricted Common Stock

Since 2019, the Company has granted restricted common stock to founders, employees and consultants. The purchase price of the restricted common stock is the estimated fair value on the grant date and the restricted stock is subject to various vesting schedules. Unvested restricted common stock are subject to repurchase rights held by the Company at the original issuance price in the event the restricted common stockholders’ service to the Company is terminated either voluntarily or involuntarily. As of December 31, 2023, there were 35,494 unvested restricted common stock, with a repurchase liability of less than $0.1 million, that is classified in accrued expenses and other current liabilities in the accompanying consolidated balance sheet.

The following table summarizes restricted stock activity:

Number of Shares
Unvested restricted common stock as of January 1, 2023	312,826
Granted	—
Vested	(277,332)
Forfeited	—

Unvested restricted common stock as of December 31, 2023	35,494

The weighted-average grant date fair value of unvested restricted common stock and restricted common stock vested and forfeited for the years ended December 31, 2023 and 2022 was immaterial.

TECTONIC THERAPEUTIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-Based Compensation Expense

The Company recorded stock-based compensation expense regarding its employees and nonemployees as follows (in thousands):

	Year Ended December 31,
	2023	2022
General and administrative	$705	$738
Research and development	416	381

	$1,121	$1,119

The Company records compensation expense on a straight-line basis over the vesting period. As of December 31, 2023, total compensation cost not yet recognized related to unvested stock options was $2.4 million, which is expected to be recognized over a weighted-average period of 2.6 years.

11.	INCOME TAXES

Income tax expense consists of the following (in thousands):

	Year Ended December 31,
	2023	2022
Current expense (benefit):
Federal	$—	$—
State	—	—

Total current expense (benefit):	$—	$—
Deferred expense (benefit):
Federal	$11,207	$7,407
State	3,361	2,189

Deferred tax benefit	14,568	9,596
Less change in valuation allowance	(14,568)	(9,596)

Total income tax expense (benefit):	$—	$—

The components of the Company’s loss before income tax expense are compromised solely of domestic sources. The reconciliation of the federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year Ended December 31,
	2023	2022
Federal statutory income tax rate	21.0%	21.0%
State income taxes	7.8%	6.8%
Foreign rate differential	0.1%	0.0%
Permanent differences	1.2%	-0.3%
Equity-based compensation	-0.4%	-0.6%
Preferred stock liability fair value adjustment	0.0%	0.4%
Tax credits	4.4%	2.5%
Change in valuation allowance	-34.0%	-29.8%

Effective income tax rate	0.0%	0.0%

TECTONIC THERAPEUTIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant components of the Company’s deferred tax assets and liabilities consist of the following (in thousands):

	Year Ended December 31,
	2023	2022
Deferred tax assets
Net operating loss carryforward	$11,392	$7,765
Research credits	4,336	1,579
Lease liability	817	1,575
Capitalized R&D expenses	14,595	7,027
Accruals & other	1,027	859

Total deferred tax assets	32,167	18,805

Valuation allowance	(30,228)	(15,658)

Net deferred tax assets	$1,939	$3,147

Deferred tax liabilities
Depreciation	$(1,210)	$(1,530)
Right of use asset	(729)	(1,617)

Total deferred tax liabilitites	(1,939)	(3,147)

Net deferred tax assets (liability)	$—	$—

Future realization of the tax benefits of existing temporary differences and net operating loss (“NOL”) carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2023 and 2022, the Company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was not possible to reasonably quantify future taxable income and determined that it is more likely than not that all of the deferred tax assets will not be realized. Accordingly, the Company maintained a full valuation allowance as of December 31, 2023 and 2022.

The utilization of NOLs and tax credit carryforwards to offset future taxable income may be subject to an annual limitation as a result of ownership changes that have occurred previously or may occur in the future. Under Sections 382 and 383 of the Internal Revenue Code (“IRC”) of 1986, as amended, a corporation that undergoes an ownership change may be subject to limitations on its ability to utilize its pre-change NOLs and other tax attributes otherwise available to offset future taxable income and/or tax liability. An ownership change is defined as a cumulative change of 50% or more in the ownership positions of certain stockholders during a rolling three-year period. The Company has not completed a formal study to determine if any ownership changes within the meaning of the IRC Section 382 and 383 have occurred as of December 31, 2023 and 2022. An ownership change would restrict its ability to use its NOLs or tax credit carryforwards and could require the Company to pay federal or state income taxes earlier than would be required if such limitations were not in effect.

The Company’s valuation allowance increased for the year ended December 31, 2023 by $14.6 million due primarily to the generation of NOLs. As of December 31, 2023, the Company has NOL carryforwards for federal and state tax reporting purposes of $43.6 million and $35.3 million, respectively. NOL carryforwards generated after December 31, 2017 for federal tax reporting purposes of $43.6 million have an indefinite life. NOL carryforwards for state purposes of $35.3 million begin to expire in 2039. As of December 31, 2023, the Company also has federal and state research and development tax credits of

TECTONIC THERAPEUTIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

$2.9 million and $1.9 million, which being to expire in 2039 and 2034, respectively. The Tax Cuts and Jobs Act resulted in significant changes to the treatment of research and developmental expenses under Section 174. For tax years beginning after December 31, 2021, taxpayers are required to capitalize and amortize all research and development expenses that are paid or incurred in connection with their trade or business. Specifically, costs for U.S. based research and development activities must be amortized over five years and costs for foreign research and development activities must be amortized over 15 years using a midyear convention. During the year ended December 31, 2023, the Company capitalized $36.2 million of research and development expenses.

The Company evaluates its uncertain tax positions under ASC 740-10, which requires that realization of an uncertain income tax position be recognized. The benefit to be recorded is the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. The Company concluded that there are no uncertain tax positions in any of the periods presented. Accrued interest and penalties are included on the related tax liability line in the consolidated balance sheet.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. The earliest tax years that remain subject to examination by jurisdiction is the year ended December 31, 2020 for both federal and state. However, to the extent the Company utilizes NOLs from years ending prior to 2020, the statute remains open to the extent of the NOLs or other credits are utilized.

12.	NET LOSS PER SHARE

Basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

	Year Ended December 31,
	2023	2022
Numerator:
Net loss attributable to common stockholders	$(42,823)	$(32,180)

Denominator:
Weighted-average common shares outstanding, basic and diluted	2,373,674	1,969,418

Net loss per share attributable to common stockholders, basic and diluted	$(18.04)	$(16.34)

TECTONIC THERAPEUTIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s potential dilutive securities have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. For the years ended December 31, 2023 and 2022, the Company excluded the following potential common shares from the computation of diluted net loss per share attributable to common stockholders for the period because including them would have had an anti-dilutive effect:

	Year Ended December 31,
	2023	2022
Convertible preferred stock (as converted to common stock)	6,825,483	6,825,483
Stock options to purchase common stock	1,875,932	1,556,819
Unvested restricted common stock	35,494	312,826
SAFEs (as converted to common stock)	2,842,954	—

	11,579,863	8,695,128

13.	RELATED PARTY TRANSACTIONS

Scientific Advisory Board Member

One of the Company’s co-founders is a member of the Company’s Scientific Advisory Board (“SAB”) and meets the criteria of a related party. For each of the years ended December 31, 2023 and 2022, the Company paid the SAB member fees in the amount of $0.1 million for advisory services provided. There were no amounts due to or from this related party as of December 31, 2023 or 2022.

License Agreement

Harvard College (“Harvard”) meets the criteria of a related party resulting from the Company’s co-founders’ employment as professors in the Harvard Department of Molecular Pharmacology. Additionally, both co-founders are members of the Board and one co-founder is a major shareholder in the Company. Core intellectual property utilized by the Company is licensed from Harvard in exchange for license fees, future milestones and royalties, and equity in the Company in the form of common stock.

For the years ended December 31, 2023 and 2022, the Company paid Harvard $0.2 and $0.1 million in cash considerations, respectively (see Note 6). Accounts payable to Harvard amounted to less than $0.1 million and zero as of December 31, 2023 and 2022.

Sublease Agreement

The Company entered into a sublease agreement with a company controlled by the Company’s co-founders. The sublease agreement was terminated in July 2022. For the years ended December 31, 2023 and 2022, the Company received cash considerations and recorded sublease income in the amount of zero and $0.3 million, respectively (see Note 7). There were no amounts due to or from this related party as of December 31, 2023 or 2022.

Issuance of Preferred Stock

On September 7, 2022, the Company issued 2,237,846 shares of Series A-1 Preferred Stock and 437,282 shares of Series A-2 Preferred Stock to related parties (see Note 8). These related parties include

TECTONIC THERAPEUTIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

key members of management, members of the Board, and certain of the Chief Executive Officer’s family members.

SAFE Agreements

From October through December 2023, the Company entered into multiple SAFE agreements with certain existing investors and received $34.1 million representing the purchase amount. All investors are considered related parties of the Company.

The SAFE agreements have no maturity date, bear no interest, and will be redeemed by the Company upon the occurrence of a triggering event, including an equity financing, public listing transaction, change of control or dissolution. Equity financing is defined as a sale of the Company’s preferred stock at a fixed valuation. In the event of an equity financing, the SAFEs will automatically be redeemed through delivery of a variable number of shares of Company preferred stock equal to the SAFE purchase amount divided by the preferred stock per share issuance price in the equity financing. In the case of SAFE agreements issued in October 2023, a 10% discount will be applied to the per share issuance price in the equity financing in determining the number of shares of Company preferred stock issued to the investors upon redemption.

Public listing transaction is defined as a direct listing, initial public offering (“IPO”) of the Company’s common stock, a reverse merger or a SPAC transaction. In any of these instances, the SAFEs will automatically be redeemed through delivery of a variable number of shares of the Company’s common stock determined by dividing the SAFE purchase amount by the offering or conversion price in the respective transaction. In the event of a change in control transaction, the SAFE investors will be entitled to receive a portion of the transaction proceeds equal to the greater of the SAFE purchase amount, payable in cash or other consideration, or the amount payable on the number of shares of the Company’s common stock equal to the SAFE purchase amount divided by the change in control conversion price, as defined in the agreement. In a dissolution event, the investor will automatically be entitled to receive a portion of the dissolution purchase amount equal to the SAFE proceeds.

The SAFEs are not in the legal form of an outstanding share or debt and therefore were evaluated under ASC 480, Distinguishing Liabilities from Equity (“ASC 480”). Because the SAFEs allow for redemption based upon certain triggering events that are outside the Company’s control, the SAFEs were classified as liabilities pursuant to ASC 480 and initially measured at their fair value upon issuance. In addition, until redemption, the SAFEs are measured at fair value on a recurring basis with subsequent changes in fair value recoded in the Company’s statement of operations and comprehensive loss.

The SAFEs issued in October 2023 were recognized at their fair value of $10.4 million on the issuance date. The issuance date fair value exceeded the proceeds received by approximately $0.3 million and this difference was recognized as loss at issuance in the consolidated statement of operations and comprehensive loss. The SAFEs issued in December 2023 were recognized at their fair value of approximately $21.4 million on the issuance date. The proceeds received exceeded the issuance date fair value by approximately $2.6 million and this difference was recognized as a capital contribution from the related party investors in additional paid-in capital in the consolidated statement of stockholders’ deficit. The subsequent measurement to the total SAFE liabilities fair value of $30.5 million is recorded in the consolidated statement of operations and comprehensive loss.

14.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 25, 2024, which is the date the consolidated financial statements were available to be issued and April 12, 2024, which is the date the consolidated financial statements were available to be re-issued, to ensure that these consolidated financial

TECTONIC THERAPEUTIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

statements include appropriate disclosure of events both recognized in the consolidated financial statements and events which occurred but were not recognized in the consolidated financial statements.

Proposed Merger with AVROBIO

As discussed in Note 1, on January 30, 2024, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with AVROBIO, pursuant to which the subsidiaries of AVROBIO will merge with and into the Company, with the Company continuing as a wholly owned subsidiary of the surviving corporation of the merger (the “Merger”). The Merger is expected to be accounted for as a reverse recapitalization in accordance with GAAP, with AVROBIO treated as the acquired company for financial reporting purposes, and the Company treated as the accounting acquirer.

Subscription Agreement

Concurrently with the Merger Agreement, certain parties will enter into certain subscription agreements (the “Subscription Agreements”) with the Company to purchase, prior to the consummation of the merger, approximately 7,790,903 shares of the Company’s common stock for an aggregate purchase price of approximately $96.6 million. Shares of the Company’s common stock issued pursuant to the Subscription Agreements will be converted into shares of AVROBIO common stock at the closing of the merger based on an exchange ratio, pursuant to the Merger Agreement.

Annex A

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

among:

AVROBIO, INC.;

ALPINE MERGER SUBSIDIARY, INC.; and

TECTONIC THERAPEUTIC, INC.

Dated as of January 30, 2024

A-i

A-ii

A-iii

Exhibits:

Exhibit A-1	Form of Aspen Stockholder Support Agreement

Exhibit A-2	Form of Company Stockholder Support Agreement

Exhibit B	Form of Lock-Up Agreement

Exhibit C	Form of Subscription Agreement

Exhibit D	Form of CVR Agreement

Exhibit E	Form of FIRPTA Certificate

A-iv

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of January 30, 2024, by and among AVROBIO, Inc., a Delaware corporation (“Aspen”), ALPINE MERGER SUBSIDIARY, INC., a Delaware corporation and wholly owned subsidiary of Aspen (“Merger Sub”), and TECTONIC THERAPEUTIC, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 1.

RECITALS

A. Aspen and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Aspen.

B. The Parties intend that, for U.S. federal (and applicable state and local) income Tax purposes, the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations, and that this Agreement be, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3.

C. The Aspen Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Aspen and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Aspen Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Aspen vote (A) to approve the issuance of shares of Aspen Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, (B) to approve an amendment to the Aspen Charter to effect the Nasdaq Reverse Split and (C) to approve an amendment to the Aspen Charter to provide for the exculpation of officers (the matters in clauses (A) through (C), together with Aspen stockholder action to approve the Equity Plan Proposals when approved by the Aspen Board in accordance with the terms of the definition thereof, the “Aspen Stockholder Matters”, with the Aspen Stockholder Matters set forth in clauses (A) and (B) only being the “Specified Aspen Stockholder Matters”).

D. The Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions.

E. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions.

F. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of the officers, directors and stockholders set forth on Section A of the Aspen Disclosure Schedule (solely in their capacity as stockholders of Aspen) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit A-1 (the “Aspen Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of Aspen (a) to approve the Aspen Stockholder Matters and (b) against any Acquisition Proposal.

G. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Aspen’s willingness to enter into this Agreement, each of the Persons set forth on Section A of the Company Disclosure Schedule, who collectively hold shares of Company Capital Stock sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and the Organizational Documents of the Company and represent no less than 88% of the voting power of the Company, are executing (solely in their capacity as stockholders of the Company) support agreements in favor of Aspen in substantially the form attached hereto as Exhibit A-2 (each a “Company Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Capital Stock (A) to adopt and approve the Merger Agreement, (B) to approve the Contemplated Transactions, (C) to approve an amendment to the Company’ certificate of incorporation to effect the Company Authorized Share Increase, (D) to the extent such Person is entitled to vote or exercise a right to consent with respect to such matter, to effect the Company Preferred Stock Conversion immediately prior to the Company SAFEs Conversion, which Company SAFEs Conversion shall occur immediately prior to the Subscription Agreement Concurrent Investment, (E) to waive any pre-emptive right, right of participation, right of maintenance, anti-dilution right or any similar right as may otherwise be provided to such Stockholder under the Organizational Documents of the Company in connection with any of the Contemplated Transactions, and (F) against any Acquisition Proposal.

H. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Aspen’s and the Company’s willingness to enter into this Agreement, the Persons listed on Section B of the Company Disclosure Schedule and Section B of the Aspen Disclosure Schedule are executing lock-up agreements in substantially the form attached hereto as Exhibit B (the “Lock-Up Agreement,” and collectively, the “Lock-Up Agreements”).

I. It is expected that within four (4) Business Days after the Registration Statement is declared effective under the Securities Act, the holders of shares of Company Capital Stock sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and the Organizational Documents of the Company will execute and deliver an action by written consent adopting this Agreement, in form and substance reasonably acceptable to Aspen, in order to obtain the Required Company Stockholder Vote.

J. Prior to the date of this Agreement, certain investors (the “Company SAFE Concurrent Investors”) have entered into the Company SAFEs with the Company (the investments contemplated by such Company SAFEs, collectively, the “Company SAFE Concurrent Investment”), pursuant to which such Company SAFEs shall automatically convert into shares of Company Common Stock at the same price per share at which the Concurrent Investment Company Shares are sold pursuant to the Subscription Agreement (which shall be the Public Offering/Conversion Price as defined in the Company SAFEs), in connection with the Closing (such shares of Company Common Stock upon issuance to such Company SAFE Concurrent Investors, the (“Company SAFE Concurrent Investment Company Shares”). In addition, concurrently with the execution and delivery of this Agreement, certain investors (the “Subscription Agreement Concurrent Investors” and, together with the Company SAFE Concurrent Investors, the “Concurrent Investors”) have entered into a Subscription Agreement (the “Subscription Agreement”) in the form attached hereto as Exhibit C among the Company and the Persons named therein, pursuant to which such Persons have agreed to purchase in the amounts set forth therein shares of Company Common Stock at the Specified Time (collectively, the “Subscription Agreement Concurrent Investment”). The Company SAFEs and the Subscription Agreement are collectively referred to herein as the “Concurrent Investment Agreements”. The Company SAFE Concurrent Investment and the Subscription Agreement Concurrent Investment are collectively referred to herein as the “Concurrent Investment”. The shares of Company Common Stock so issued to Company SAFE Concurrent Investors upon the automatic conversion of their Company SAFEs and to Subscription Agreement Concurrent Investors in accordance with the Subscription Agreement are referred to collectively herein as the “Concurrent Investment Company Shares”.

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

Section 1. Definitions and Interpretative Provisions.

1.1 Definitions.

(a) For purposes of this Agreement (including this Section 1):

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement, except such confidentiality agreement need not contain any standstill, non-solicitation or no-hire provisions. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with Aspen relating to a potential Acquisition Proposal on terms that are not materially less restrictive than the Confidentiality Agreement, in the aggregate, shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Aspen, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral, contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means, with respect to a Party, any transaction or series of related transactions (other than the Contemplated Transactions and, with respect to Aspen, any Aspen Pre-Closing Transaction) involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which such Party is a constituent Entity, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing 20% or more of the outstanding shares of Aspen Common Stock (in the case of Aspen) or Company Capital Stock (in the case of the Company) or (iii) in which such Party or any of its Subsidiaries issues securities representing 20% or more of the outstanding shares of Aspen Common Stock (in the case of Aspen) or Company Capital Stock (in the case of the Company); or

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the fair market value of the assets of such Party and its Subsidiaries, taken as a whole (as determined by such Party’s board of directors or a committee thereof).

For the avoidance of doubt, any transactions, series of related transactions, agreement or discussion entered into or proposed to enter into by the Company for purposes of raising capital that is otherwise in accordance with the terms of this Agreement shall not be deemed an Acquisition Transaction.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. As used in this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Anti-Corruption Laws” means (i) the Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986 and all other applicable Laws of similar effect, and the related rules, regulations and published interpretations thereunder, (ii) all applicable anti-money laundering laws, and the related rules, regulations and published interpretations thereunder, and (iii) all applicable anti-terrorism financing laws, and the related rules, regulations and published interpretations thereunder.

“Anticipated Closing Date” means the anticipated Closing Date, as agreed upon in good faith by Aspen and the Company.

“Aspen Associate” means any current or former employee, independent contractor, officer or director of Aspen or any of its Subsidiaries.

“Aspen Balance Sheet” means the audited balance sheet of Aspen as of December 31, 2022, included in Aspen’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC.

“Aspen Board” means the board of directors of Aspen.

“Aspen Capitalization Representations” means the representations and warranties of Aspen and Merger Sub set forth in Sections 4.6(a) and 4.6(d).

“Aspen Charter” means the Fourth Amended and Restated Certificate of Incorporation of Aspen effective as of June 25, 2018.

“Aspen Closing Price” means the volume weighted average closing trading price of a share of Aspen Common Stock on Nasdaq for the five (5) consecutive trading days ending three (3) trading days immediately prior to the date of the public announcement of this Agreement.

“Aspen Common Stock” means the common stock, $0.0001 par value per share, of Aspen.

“Aspen Contract” means any Contract: (a) to which Aspen is a party, (b) by which Aspen or any Aspen Intellectual Property or any other asset of Aspen is bound or under which Aspen has any obligation or (c) under which Aspen has or may acquire any right or interest.

“Aspen Employee Plan” means any Employee Plan that Aspen or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, or (ii) provides benefits under or through, or (iii) has any obligation to contribute to or provide benefits under or through, or (iv) may reasonably be expected to have any Liability, or (v) utilizes to provide benefits to or otherwise cover any current or former employee, officer, director or other service provider of Aspen or any of its Subsidiaries (or their spouses, dependents, or beneficiaries).

“Aspen Fundamental Representations” means the representations and warranties of Aspen and Merger Sub set forth in Sections 4.1(a), 4.1(b), 4.2, 4.3, 4.4 and 4.21.

“Aspen Intellectual Property” means (i) any and all Intellectual Property owned or purported to be owned, solely or jointly, by Aspen (“Aspen Owned Intellectual Property”), and (ii) any and all Intellectual Property owned by any other Person and licensed or purported to be licensed to Aspen or to which Aspen has or purports to have any other right (“Aspen Licensed Intellectual Property”).

“Aspen Key Employee” means (i) an executive officer of Aspen; and (ii) any employee of Aspen that reports directly to the Aspen Board or to an executive officer of Aspen.

“Aspen Pre-Closing Assets” means those assets of Aspen, to the extent existing as of immediately prior to the Closing, relating to (a) Aspen’s plato manufacturing platform, (b) Aspen’s AVR-RD-01 (Fabry), AVR-RD-02 (Gaucher), and/or AVR-RD-03 (Pompe) research and development programs, and (c) Aspen’s Intellectual Property set forth in Section 4.12(a) of the Aspen Disclosure Schedule.

“Aspen Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Aspen Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Aspen or any of its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been an Aspen Material Adverse Effect: (a) the announcement of this Agreement or the pendency of the Contemplated Transactions, (b) any change in the stock price or trading volume of Aspen Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Aspen Common Stock may be taken into account in determining whether an Aspen Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (c) the taking of any action, or the failure to take any action, by Aspen that is required to comply with the terms of this Agreement, (d) any natural disaster, calamity or epidemics, pandemics (including COVID-19 and any precautionary or emergency measures, recommendations, protocols or orders taken or issued by any Person in response to COVID-19) or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world, or any governmental or other response or reaction to any of the foregoing, (e) any change in GAAP or applicable Law or the interpretation thereof, (f) general economic or political conditions or conditions generally affecting the industries in which Aspen or any of its Subsidiaries operates (other than to the extent contemplated by the succeeding clause (g)), (g) any government shutdown or slowdown, (h) the sale or winding down of the Aspen’s business or operations as they exist prior to the Closing, and the sale, license or other disposition of the Aspen Pre-Closing Assets in compliance with the terms of this Agreement and applicable Law, or (i) any change in the cash position of Aspen and its Subsidiaries which results from operations in the Ordinary Course of Business; except, in each case with respect to clauses (d), (e) and (f), to the extent materially and disproportionately affecting Aspen and any its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Aspen or any of its Subsidiaries operates.

“Aspen Net Cash” means, without duplication, (i) Aspen’s cash and cash equivalents and marketable securities as of immediately prior to the Closing and determined in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with Aspen’s financial statements, plus (ii) all prepaid expenses or deposits of Aspen and its Subsidiaries set forth on Section 1.1(b)(i) of the Aspen Disclosure Schedule, minus (iii) the sum of all cash payments actually required to be made by Aspen under its contractual obligations as set forth on Section 1.1(b)(ii) of the Aspen Disclosure Schedule to the extent unpaid as of immediately prior to the Closing, minus (iv) all unpaid liabilities accrued at the Closing Date required to be set forth on a balance sheet calculated in accordance with GAAP, in each case determined in accordance with GAAP and, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with Aspen’s financial statements (which shall include, without limitation, all indebtedness for borrowed money, liabilities evidenced by bonds, debentures, notes or similar instruments, liabilities upon which interest charges are customarily paid, liabilities in respect of liabilities of others that are secured by any lien or security interest on Aspen’s property, liabilities for Taxes relating to the disposition of the Aspen Pre-Closing Assets, and any guarantees relating to each of the foregoing), minus (v) the Transaction Expenses of Aspen to the extent unpaid as of the Closing; minus (vi) the unpaid cash cost of any change in control payments, severance payments, bonus payments or retention payments payable to employees of Aspen (whether “single” or “double” trigger) (including, without limitation, (a) a reasonable estimate of payment or reimbursement by Aspen for continued coverage under any employee benefit plan in existence immediately prior to the Closing (excluding any such plan contemplated by the Equity Plan Proposals) and (b) including the employer portion of any employment, payroll or similar Taxes with respect to all such compensation), minus (vii) all Liabilities with respect to Aspen’s or any of its Subsidiaries’ payment obligations pursuant to real estate leases, minus (viii) any unpaid premium of (x) the “D&O tail policy” pursuant to Section 6.8(d) and (y) the clinical trial liability insurance tail policy, minus (ix) any unpaid Taxes of Aspen and its Subsidiaries for Tax periods (or portions thereof) ending on or before the Closing and which are accrued in accordance with GAAP as of immediately prior to Closing (unless otherwise required by Law), minus (x) all unpaid costs and expenses (including a reasonable estimate of any Taxes) relating to the winding down of any portion of Aspen’s pre-Closing business, which is either not to be held for sale after the Closing Date or subject to the terms of the CVR Agreement, minus (xi) any unpaid income withholding Taxes or employer portion of payroll or employment Taxes incurred in connection with the grant, exercise, conversion, settlement or cancellation of any RSUs, options, equity compensation and other change in control or severance payments (including any bonuses payable), minus (xii) all withholding Taxes payable in connection with the distribution of any contingent value rights to any former Aspen shareholder, minus (xiii) all amounts paid prior to, or actually incurred as of, the Closing not otherwise already reducing cash and cash equivalents, by Aspen as a result of any Aspen Transaction Litigation, plus (xiv) any amount of Company Portion paid by Aspen or its Subsidiaries prior to the Closing, minus (xv) 80% of the IP Expense Fund (as defined in the CVR Agreement).

“Aspen Options” means options to purchase shares of Aspen Common Stock granted by Aspen whether or not granted pursuant to any Aspen Stock Plan.

“Aspen Outbound License” means any Aspen Contract pursuant to which Aspen grants any license or any other right or immunity (including any sublicense, option, right of first refusal or other preferential right or covenant not to sue) under any Aspen Intellectual Property that is material to the business of Aspen taken as a whole to any other Person, in each case, other than any (a) outbound non-exclusive license agreements entered into in the ordinary course of business consistent with past practice and where the grants of rights are (i) solely to commercial service providers to perform services for Aspen or (ii) incidental to any assays or other materials obtained from third parties under material transfer agreements or other similar contracts, in each case, consistent with industry standard, and (b) agreements between any of Aspen or any Subsidiary thereof and another Subsidiary of Aspen.

“Aspen Product” means any pharmaceutical, biological or medicinal therapy, compound, drug, product candidate or product that is being developed, researched, manufactured, tested, licensed, offered, marketed, sold, or distributed by or on behalf of Aspen, including any discovery or clinical programs or platforms and the therapies and compounds made and tested in such programs, including through collaboration with others, or through compassionate use/named patient activities.

“Aspen Restricted Stock Units” means any equity award of restricted stock units with respect to Aspen Common Stock that represents the right to receive in the future shares of Aspen Common Stock granted by Aspen whether or not granted pursuant to any Aspen Stock Plan.

“Aspen Triggering Event” shall be deemed to have occurred if: (a) Aspen shall have failed to include in the Proxy Statement the Aspen Board Recommendation, (b)(i) the Aspen Board or any committee thereof shall have made an Aspen Board Adverse Recommendation Change or (ii) the Aspen Board or any committee thereof shall have approved, endorsed or recommended any Acquisition Proposal with respect to an acquisition of Aspen (other than by the Company or an Affiliate thereof and other than actions made in compliance with Section 5.4 and Section 6.3 (except for an Aspen Board Adverse Recommendation Change)), (c) Aspen shall have entered into any letter of intent or similar document or any similar Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4) or (d) upon willful and material breach of Aspen’s obligations set forth in the first sentence of Section 5.4(a).

“Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Section 6 of Title I of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collaboration Partner” means any research, development, collaboration or similar commercialization partner of the Company or its Subsidiaries with respect to the Company Products or of Aspen or its Subsidiaries with respect to the Aspen Products, as applicable.

“Company Associate” means any current employee, independent contractor, officer or director of the Company or any of its Subsidiaries.

“Company Authorized Share Increase” means an increase in the number of authorized shares of Company Common Stock from 11,947,558 shares of Company Common Stock to 30,000,000 shares of Company Common Stock or such other number of shares of Company Common Stock as may be mutually agreed in writing by the Company and Aspen.

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Capitalization Representations” means the representations and warranties of the Company set forth in Sections 3.6(a) and 3.6(d).

“Company Common Stock” means the Common Stock, $0.0001 par value per share, of the Company.

“Company Contract” means any Contract: (a) to which the Company or any of its Subsidiaries is a Party, (b) by which the Company or any of its Subsidiaries is bound or under which the Company or any of its Subsidiaries has any obligation or (c) under which the Company or any of its Subsidiaries has any right or interest.

“Company Convertible Notes” means the convertible promissory notes in respect of shares of Company Capital Stock issued by the Company, as amended or supplemented (for the avoidance of doubt, (i) other than Company Options and (ii) including the Company SAFEs).

“Company Employee Plan” means any Employee Plan that the Company or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, or (ii) provides benefits under or through, or (iii) has any obligation to contribute to or provide benefits under or through, or (iv) may reasonably be expected to have any Liability, or (v) utilizes to provide benefits to or otherwise cover any current or former employee, officer, director or other service provider of the Company or any of its Subsidiaries (or their spouses, dependents, or beneficiaries).

“Company Equity Incentive Plan” means the Company’s 2019 Equity Incentive Plan.

“Company Exclusively Licensed Intellectual Property” means any and all Company Licensed Intellectual Property that is, or is purported to be, exclusively licensed to the Company, or to which the Company has or purports to have any other exclusive right, but excluding agreements between any of the Company or any Subsidiary thereof and another Subsidiary of the Company.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 3.1(a), 3.1(b), 3.2, 3.3, 3.4 and 3.20.

“Company Inbound License” means any Company Contract pursuant to which the Company is granted any license or obtains any other right or immunity (including any sublicense, option, right of first refusal or other preferential right or covenant not to be sued) under (a) any Intellectual Property of any other Person that is material to the business of the Company taken as a whole (or to the further research, development and commercialization of Company Products as currently planned by Company), in each case, other than

(i) agreements between the Company and its employees or consultants, with this exception limited to the extent of the assignment of Intellectual Property created by such individuals to the Company thereunder and (ii) agreements for any Third Party non-customized commercially available object code software licensed to the Company on generally available, standard commercial pricing and other terms for less than $250,000; or (b) any Company Exclusively Licensed Intellectual Property.

“Company Intellectual Property” means (i) any and all Intellectual Property owned or purported to be owned, solely or jointly, by any the Company (“Company Owned Intellectual Property”), and (ii) any and all Intellectual Property owned by any other Person and licensed or purported to be licensed to the Company or to which the Company has or purports to have any other right (“Company Licensed Intellectual Property”).

“Company Key Employee” means (i) any executive officer of the Company or any of its Subsidiaries; and (ii) any employee of the Company or any of its Subsidiaries that reports directly to the Company Board.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) the announcement of this Agreement or the pendency of the Contemplated Transactions, (b) the taking of any action, or the failure to take any action, by the Company that is required to comply with the terms of this Agreement, (c) any natural disaster, calamity or epidemics, pandemics (including COVID-19 and any precautionary or emergency measures, recommendations, protocols or orders taken or issued by any Person in response to COVID-19) or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (d) any change in GAAP or applicable Law or the interpretation thereof, (e) any change in the cash position of the Company and its Subsidiaries which results from operations in the Ordinary Course of Business, or (f) general economic or political conditions or conditions generally affecting the industries in which the Company and its Subsidiaries operate; except in each case with respect to clauses (c), (d) and (f), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.

“Company Merger Shares” means, subject to Section 2.5(f), the product determined by multiplying (i) the Post-Closing Aspen Shares by (ii) the Company Allocation Percentage, in which:

•	“Aggregate Valuation” means the sum of (i) the Company Valuation plus (ii) the Aspen Valuation.

•	“Aspen Allocation Percentage” means the quotient (expressed as a percentage and rounded to eight decimal places) determined by dividing (i) the Aspen Valuation by (ii) the Aggregate Valuation.

•	“Aspen Equity Value” means $77,500,000.

•

“Aspen Outstanding Shares” means, subject to Section 2.5(f) (including, without limitation, the effects of the Nasdaq Reverse Split), the total number of shares of Aspen Common Stock outstanding immediately prior to the Effective Time, expressed on a fully-diluted and as-converted-to-Aspen Common Stock basis, and assuming, without limitation or duplication, (i) the issuance of shares of Aspen Common Stock in respect of all Aspen Options, warrants or other rights to receive shares, whether conditional or unconditional, that will be outstanding as of immediately prior to the Effective Time, calculated on a treasury stock method basis, (ii) the settlement in shares of Aspen Common Stock of Aspen Restricted Stock Units outstanding as of immediately prior to the Effective Time on a net settlement basis as provided in Section 6.7, and

(iii) the exclusion of shares of Aspen Common Stock held immediately prior to the Effective Time by Aspen as treasury stock or in connection with any unallocated equity pool or by the Company, any of its Subsidiaries or any Subsidiary of Aspen. Notwithstanding any of the foregoing, no Out of the Money Aspen Options or performance based Aspen Restricted Stock Units for which the performance condition has not been met as of the Effective Time and no shares reserved for issuance under the Equity Plan Proposals shall be included in the total number of shares of Aspen Common Stock outstanding for purposes of determining the Aspen Outstanding Shares.

•	“Aspen Valuation” means (i) the Aspen Equity Value minus (ii) the Lower Aspen Net Cash Amount (if any) plus (iii) the Upper Aspen Net Cash Amount (if any).

•	“Company Allocation Percentage” means the quotient (expressed as a percentage and rounded to eight decimal places) determined by subtracting (i) the Aspen Allocation Percentage from (ii) 100 percent.

•	“Company Equity Value” means $140,000,000.

•

“Company Outstanding Shares” means, subject to Section 2.5(f), the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time, expressed on a fully-diluted and as-converted-to-Company Common Stock basis (including, without limitation, after giving effect to the Company SAFEs Conversion and the Company Preferred Stock Conversion), and assuming, without limitation or duplication, (i) the inclusion of Concurrent Investment Company Shares, (ii) the issuance of shares of Company Common Stock in respect of all Company Options, or other rights to receive shares, whether conditional or unconditional, that will be outstanding as of immediately prior to the Effective Time, calculated on a treasury stock method basis, and (iii) the exclusion of shares of Company Common Stock held immediately prior to the Effective Time by the Company as treasury stock or in connection with any unallocated equity pool or by Aspen, any of its Subsidiaries or any Subsidiary of the Company.

•	“Company Valuation” means (i) the Company Equity Value plus (ii) the Concurrent Investment Proceeds.

•	“Exchange Ratio” means the ratio (rounded to eight decimal places) equal to the quotient obtained by dividing (i) the Company Merger Shares by (ii) the Company Outstanding Shares.

•	“Lower Aspen Net Cash Amount” means, if Aspen Net Cash is less than the Lower Target Aspen Net Cash, then the amount, if any, that the Target Aspen Net Cash exceeds the Aspen Net Cash.

•	“Lower Target Aspen Net Cash” means $64,500,000.

•	“Post-Closing Aspen Shares” means the quotient determined by dividing (i) the Aspen Outstanding Shares by (ii) the Aspen Allocation Percentage.

•	“Target Aspen Net Cash” means $65,000,000.

•	“Upper Aspen Net Cash Amount” means, if Aspen Net Cash is greater than the Upper Target Aspen Net Cash, then the amount, if any, that the Aspen Net Cash exceeds the Target Aspen Net Cash.

•	“Upper Target Aspen Net Cash” means $65,500,000.

For the avoidance of doubt, the Concurrent Investment Proceeds shall not be included in the calculation or determination of the Company Equity Value, the Aspen Valuation or any component thereof. Set forth on Annex A attached hereto is an illustrative example of the calculation of Company Merger Shares.

“Company Options” means options to purchase shares of Company Capital Stock issued by the Company pursuant to the Company Equity Incentive Plan (for the avoidance of doubt, other than Company Convertible Notes).

“Company Outbound License” means any Company Contract pursuant to which the Company grants any license or any other right or immunity (including any sublicense, option, right of first refusal or other preferential right or covenant not to sue) under any Company Intellectual Property that is material to the business of the Company taken as a whole to any other Person, in each case, other than any (a) outbound non-exclusive license agreements entered into in the ordinary course of business consistent with past practice and where the grants of rights are (i) solely to commercial service providers to perform services for the Company or (ii) incidental to any assays or other materials obtained from third parties under material transfer agreements or other similar contracts, in each case, consistent with industry standard, and (b) agreements between any of the Company or any Subsidiary thereof and another Subsidiary of the Company.

“Company Preferred Stock” means the Preferred Stock, $0.0001 par value per share, of the Company.

“Company Product” means any pharmaceutical, biological or medicinal therapy, compound, drug, product candidate or product that is being developed, researched, manufactured, tested, licensed, offered, marketed, sold, or distributed by or on behalf of the Company or its Subsidiaries, including any discovery or clinical programs or platforms and the therapies and compounds made and tested in such programs, including through collaboration with others, or through compassionate use/named patient activities.

“Company Restricted Stock” means any shares of Company Common Stock that are unvested or are subject to a repurchase option, risk of forfeiture or other condition on title or ownership under any applicable restricted stock purchase agreement or other Company Material Contract.

“Company Restricted Stock Unit” means a restricted stock unit of the Company, whether issued pursuant to the Company Equity Incentive Plan or otherwise (for the avoidance of doubt, other than Company Convertible Notes, Company Options or Company Warrants).

“Company SAFEs” means those certain simple agreements for future equity by and between the Company and the holders party thereto in the aggregate principal amount of $34,125,000 and listed as part of the definition of “Safes” in Subsection 3.21 of the Company Disclosure Schedule.

“Company Triggering Event” shall be deemed to have occurred if: (a) the Company Board or any committee thereof shall have made a Company Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal with respect to the Company (other than by Aspen or an Affiliate thereof and other than actions made in compliance with Section 5.4), (b) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal with respect to the Company (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4) or (c) upon willful and material breach of the Company’s obligations set forth in the first sentence of Section 5.4(a).

“Company Warrants” means warrants to purchase shares of Company Capital Stock issued by the Company (for the avoidance of doubt, other than Company Convertible Notes, Company Restricted Stock Units or Company Options).

“Concurrent Investment Amount” means $114,500,000.

“Concurrent Investment Proceeds” means the collective proceeds actually resulting from (i) the Subscription Agreement Concurrent Investment and (ii) the Company SAFE Concurrent Investment.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of October 24, 2023, between the Company and Aspen.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger and the other transactions contemplated by this Agreement, including the CVR Agreement, any Aspen Pre-Closing Transaction and the Concurrent Investment.

“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“DGCL” means the General Corporation Law of the State of Delaware.

“Drug Governmental Authority” means any Governmental Authority having jurisdiction over the safety, efficacy, approval, research, development, testing, labeling, manufacture, packaging, import, export, storage, sale, commercialization or distribution of Company Products or Aspen Products, such as the FDA, the European Medicines Agency, or the United Kingdom Medicines and Healthcare Products Regulatory Agency.

“Effect” means any effect, change, event, circumstance, or development.

“Employee Plan” means (i) each “employee benefit plan,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (ii) each compensation, severance, termination protection, change in control, transaction bonus, retention or similar contract, plan, program, arrangement, policy or guidelines, and (iii) each other plan, program, arrangement or policy providing for compensation (including variable cash compensation and commissions), bonuses, profit-sharing, stock option or other stock-related rights or other forms of incentive or deferred compensation, tax gross-up, vacation benefits, insurance (including any self-insured arrangement), health, medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits or post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits), in each case whether or not written.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, exclusive license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any nonprofit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“Equity Plan Proposals” means, collectively, the 2024 Equity Incentive Plan (the “2024 Plan”) and the 2024 Employee Stock Purchase Plan (the “2024 ESPP”), in a form reasonably acceptable to Aspen.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Entity, any other Person that would be treated as a single employer with such Entity or part of the same “controlled group” as such Entity under Sections 414(b),(c),(m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FDA” means the United States Food and Drug Administration and any successor agency thereto.

“Good Clinical Practices” means the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials, including those standards contained in 21 C.F.R. Parts 11, 50, 54, 56 and 312 and all comparable standards of any other applicable Drug Governmental Authority.

“Good Laboratory Practices” means the FDA’s standards for conducting non-clinical laboratory studies, including those standards contained in 21 C.F.R. Parts 11 and 58, and all comparable standards of any other applicable Drug Governmental Authority.

“Good Manufacturing Practices” means the requirements set forth at 21 U.S.C. § 351(a)(2)(B) and in the regulations for drugs contained in 21 C.F.R. Parts 11, 210, 211 and 600-680, and all comparable standards of any other applicable Drug Governmental Authority.

“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, supra-national or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority) or (d) self-regulatory organization (including Nasdaq).

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, approval, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law or (b) right under any Contract with any Governmental Authority.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“Healthcare Laws” means all applicable health care Laws, including (i) any and all federal, state and local fraud and abuse Laws, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)) and the regulations promulgated pursuant to such statutes and equivalent non-U.S. statutory and regulatory provisions; (ii) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. §§ 301 et seq.) and the regulations promulgated thereunder and equivalent non-U.S. statutory and regulatory provisions; (iii) the health care fraud and false statement provisions of HIPAA; (iv) applicable Laws which are cause for exclusion from any federal health care program and the regulations promulgated pursuant to such statutes and equivalent non-U.S. statutory and regulatory provisions; (v) the federal health care program civil monetary penalty (42 U.S.C. § 1320a-7a) and exclusion authorities (42 U.S.C. § 1320a-7) and the regulations promulgated pursuant to such statutes; (vi) the Public Health Service Act (42 U.S.C. §§ 201 et seq.) and the regulations promulgated thereunder and equivalent non-U.S. statutory and regulatory provisions; and (vii) all applicable Laws, rules, regulations, orders, judgments, decrees and injunctions administered by the FDA and other applicable regulatory authorities, including those governing recordkeeping, manufacturing, testing, development and approval of any Company Product or Aspen Product, including but not limited to FDA’s regulations at 21 C.F.R. Parts 11, 50, 54, 56, 58, 210, 211, 312, 600 and 610, each as may be amended from time to time and equivalent non-U.S. statutory and regulatory provisions.

“Healthcare Submissions” means all required material filings, declarations, listings, registrations, reports or submissions, including adverse event reports.

“HIPAA” means collectively the Health Insurance Portability and Accountability Act (42 U.S.C. §§ 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. §§ 17921 et seq.) and their implementing regulations.

“In the Money Aspen Options” shall mean Aspen Options with an exercise price less than the Aspen Closing Price

“Intellectual Property” means any and all intellectual property or proprietary rights of any kind or nature throughout the world, including all (i) patents and patent applications, including all provisionals, nonprovisionals, continuations, continuations-in-part, divisionals, reissues, extensions, re-examinations, and substitutions thereof and the equivalents of any of the foregoing in any jurisdiction, and all inventions disclosed in each such patent or patent application (collectively, “Patents”); (ii) trade names, trade dress, logos, slogans, Internet domain names, registered and unregistered trademarks and service marks, and related registrations and applications for registration of any of the foregoing, and all goodwill associated with any of the foregoing (collectively, “Marks”); (iii) copyrights in both published and unpublished works, including all compilations, databases and computer programs, manuals and other documentation and all copyright registrations and applications (collectively, “Copyrights”); (iv) trade secrets, know-how, inventions (including as disclosed in invention disclosures and discoveries) and confidential information, including manufacturing information, methods and processes, assays, materials, engineering and other manuals and drawings, operating procedures, regulatory, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, safety, quality assurance, quality control and clinical data and similar data and information (collectively, “Trade Secrets”); (v) rights of privacy or publicity; (vi) rights in software, data and databases, and industrial property rights; (vii) embodiments of any of the foregoing, and (viii) rights to assert, claim, enforce or sue and collect damages or seek other remedies for any past, present or future infringement, misappropriation or other violation of any of the foregoing.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities. Any Person that is an Entity shall have Knowledge if any executive officer or director of such Person as of the date such knowledge is imputed has or should reasonably be expected to have Knowledge of such fact or other matter. With respect to any matters relating to Intellectual Property, such awareness or reasonable expectation to have knowledge does not require any such individual to conduct or have conducted or obtain or have obtained any freedom to operate opinions of counsel or any Intellectual Property rights clearance searches.

“Law” means any federal, state, national, supra-national, foreign, local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority). For the avoidance of doubt, the term “Law” includes any and all Environmental Laws, Healthcare Laws and Privacy Laws.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Merger Sub Board” means the board of directors of Merger Sub.

“Nasdaq” means the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market, as may be applicable to Aspen from time to time.

“Nasdaq Reverse Split” means a reverse stock split of all outstanding shares of Aspen Common Stock at a reverse stock split ratio mutually agreed to by Aspen and the Company that is effected by Aspen for the purpose of maintaining compliance with Nasdaq listing requirements or of maintaining compliance with Aspen’s authorized share count, or for other purposes as mutually agreed by the parties.

“Order” means any judgment, order, writ, injunction, ruling, decision or decree of (that is binding on a Party), or any plea agreement, corporate integrity agreement, resolution agreement or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or Governmental Authority.

“Ordinary Course of Business” means, in the case of each of the Company and Aspen, such actions taken in the ordinary course of its normal operations and consistent with its past practices, as applicable; provided, however, that during the Pre-Closing Period, the Ordinary Course of Business of Aspen shall also be deemed to include actions required to effect and effecting, in one or more transactions, the sale, divestiture, licensing or winding down of Aspen’s business or operations related to the assets listed on Schedule 1.1 of the Aspen Disclosure Schedule or the sale, license or other disposition of any or all of the Aspen Pre-Closing Assets, including the expenditure of monies in connection therewith.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Out of the Money Aspen Options” shall mean Aspen Options with an exercise price greater than the Aspen Closing Price.

“Party” or “Parties” means the Company, Merger Sub and Aspen.

“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Permitted Encumbrance” means (a) any statutory liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith by the appropriate proceedings and for which adequate reserves have been made on the Company Financials or the Aspen Balance Sheet, as applicable, in accordance with GAAP, (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company or Aspen, as applicable, (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law, (e) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and (f) liens arising under applicable securities Law.

“Person” means any individual, Entity or Governmental Authority.

“Personal Information” means data and information concerning an identifiable natural person that are subject to regulation by the Privacy Laws.

“Privacy Laws” mean, collectively, (i) all applicable Laws relating to data privacy, data protection, data security, trans-border data flow, data loss, data theft or breach notification with respect to the collection, handling, use, processing, maintenance, storage, disclosure or transfer of Personal Information enacted, adopted, promulgated or applied by any Governmental Authority, including the applicable legally binding requirements set forth in applicable regulations and agreements containing consent orders published by regulatory authorities of competent jurisdiction such as, as applicable, the U.S. Federal Trade Commission, U.S. Federal Communications Commission, and state data protection authorities, including but not limited to HIPAA; (ii) the internal privacy policy of the Company and any public statements that the Company has made regarding its privacy policies and practices; (iii) third party privacy policies with which the Company has been or is contractually obligated to comply; and (iv) any applicable rules of any applicable self-regulatory organizations in which the Company is or has been a member and/or with which the Company is or has been contractually obligated to comply relating to data privacy, data protection, data security, trans-border data flow, data loss, data theft or breach notification with respect to the collection, handling, use, processing, maintenance, storage, disclosure or transfer of Personal Information.

“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Sanctioned Country” means any country or region subject to economic sanctions or trade restrictions of the United States that broadly prohibit or restrict dealings with such country or region (currently including Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, and the so-called Donetsk People’s Republic and Luhansk People’s Republic regions in Ukraine).

“Sanctioned Person” means any Person subject to economic sanctions, trade restrictions or similar restrictions under any Sanctions Laws, including (a) any Person identified in any sanctions list maintained by the U.S. government, including (i) the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”), (ii) the U.S. Department of Commerce, Bureau of Industry and Security, and (iii) the U.S. Department of State; (b) any Person located, organized or resident in, or a government instrumentality of, any Sanctioned Country; and (c) any Person directly or indirectly owned fifty percent (50%) or more by, or acting for the benefit or on behalf of, a Person described in the Specially Designated Nationals and Blocked Persons list maintained by OFAC or the foregoing clause (b).

“Sanctions Laws” means all applicable Laws concerning embargoes, economic sanctions, export or import controls or restrictions, the ability to make or receive international payments, the ability to export items (including hardware, software, or technology) and/or services, the ability to engage in international transactions, or the ability to take an ownership interest in assets located in a foreign country, including those administered by OFAC, the Bureau of Industry and Security of the U.S. Department of Commerce, the U.S. Department of State, and any other similar Laws of any other jurisdiction.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Specified Time” means the time that is immediately prior to the Effective Time.

“Subsidiary” means, with respect to an Entity, a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 70% for these purposes) that: (a) was not obtained or made as a result of a breach of (or a violation of) Section 5.4(a) by Aspen, (b) is on terms and conditions that the Aspen Board or the Company Board, as applicable (or any committee thereof) determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any binding written offer by the other Party to the Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and financial advisors, if any, it deems are more favorable, from a financial point of view, to Aspen’s stockholders or the Company’s stockholders, as applicable, than the terms of the Contemplated Transactions, (c) is not subject to any debt financing conditions (and if debt financing is required, such financing is then fully committed to the third party) and (d) is reasonably capable of being completed on the terms proposed.

“Tax” means any U.S. federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, employment tax, unemployment tax, national health insurance tax, environmental tax, excise tax, ad valorem tax, transfer tax, conveyance tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, social security tax, customs duty, licenses tax, alternative or add-on minimum or other tax or similar charge, duty, levy, fee, tariff, impost, obligation or assessment in the nature of a tax (whether imposed directly or through withholding and whether or not disputed), and including any fine, penalty, addition to tax, interest or additional amount imposed by a Governmental Authority with respect thereto (or attributable to the nonpayment thereof).

“Tax Return” means any return (including any information return), report, statement, declaration, claim of refund, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority (or provided to a payee) in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Transaction Expenses” means, subject to Section 10.3(a), with respect to Aspen, and solely to the extent remaining unpaid at the Cash Determination Time, the aggregate amount (without duplication) of all costs, fees and expenses incurred by Aspen or any of its Subsidiaries (including Merger Sub), or for which Aspen or any of its Subsidiaries are liable in connection with the Contemplated Transactions and the negotiation, preparation and execution of this Agreement or any other agreement, document, instrument, filing, certificate, schedule, exhibit, letter or other document prepared or executed in connection with the Contemplated Transactions, including (a) any fees and expenses of legal counsel and accountants, fees and expenses reasonably expected to be payable to financial advisors, investment bankers, brokers, consultants, tax advisors, transfer agents, proxy solicitor and other advisors of Aspen in connection with the Contemplated Transactions; (b) 50% of the fees paid to the SEC in connection with filing the Registration Statement, the Proxy Statement, and any amendments and supplements thereto, with the SEC; (c) 50% of the fees and expenses in connection with the printing, mailing and distribution of the Registration Statement and any amendments and supplements thereto; (d) 50% of the Nasdaq Fees (as defined in Section 6.10); (e) the CVR Fees; and (f) to the extent not included in Aspen Net Cash, any bonus, severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the Closing) in effect as of the Closing that are, become, or may become due or payable to any director, officer, employee or consultant of Aspen in connection with, or following, the consummation of the Contemplated Transactions, including the employer portion of any employment, payroll or similar Taxes with respect to such compensation; provided, that, Transaction Expenses shall not include any Costs associated with the obtainment of directors and officers insurance pursuant to Section 6.8. With respect to the fees or costs contemplated by clauses (b), (c) and (d) of the preceding sentence, the remaining 50% of each such category of fees or costs is referred to herein as a “Company Portion”.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Agreement	Preamble

Aspen	Preamble

Aspen Board Recommendation	6.3(b)

Aspen Disclosure Schedule	4

Aspen ESPP	4.6(c)

Aspen Grant Date	4.6(f)

Aspen Material Contract	4.13(a)

Aspen Net Cash Calculation	2.9(a)

Aspen Net Cash Schedule	2.9(a)

Aspen Real Estate Leases	4.11

Aspen SEC Documents	4.7(a)

Aspen Stock Plans	4.6(c)

Aspen Stockholder Matters	Recitals

Aspen Stockholder Meeting	6.3

Capitalization Date	4.6(a)

Cash Determination Time	2.9(a)

Certificate of Merger	2.3

Certifications	4.7(a)

Closing	2.3

Closing Date	2.3

Closing Distribution	2.6(a)

Company	Preamble

Company Disclosure Schedule	3

Company Financials	3.7(a)

Company Material Contract	3.13(a)

Company Stockholder Written Consents	6.2(a)

Company Preferred Stock Conversion	2.5(h)

Company Real Estate Leases	3.11

Company Stock Certificate	2.6

Costs	6.8

CVR	2.6(a)

Term	Section

CVR Agreement	2.6(a)

CVR Fees	2.6(c)

D&O Indemnified Parties	6.8(a)

Effective Time	2.3

Exchange Agent	2.8

FDA	1.1(a)

Final Offering	6.7(c)

GAAP	3.7(a)

Liability	3.9

Merger	Recitals

Merger Consideration	2.5(a)(ii)

Merger Sub	Preamble

Post-Closing Welfare Plan	6.6(b)

Privacy Policies	3.22

Proxy Statement	6.1(a)

Required Company Stockholder Vote	3.4

Required Aspen Stockholder Vote	4.4

Specified Aspen Stockholder Matters	6.3(a)

Surviving Corporation	2.1

Tax Certificates	6.11(c)

1.2 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections, Exhibits and Schedules are to Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. The Parties agree that the Company Disclosure Schedule or Aspen Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Section 3 or Section 4, respectively. The disclosures in any section or subsection of the Company Disclosure Schedule or the Aspen Disclosure Schedule shall qualify other sections and subsections in Section 3 or Section 4, respectively, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The words “delivered” or “made available” mean, with respect to any documentation, (a) that prior to 5:00 p.m. (New York City time) on the date that is the day prior to the date of this Agreement, a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party for the purposes of the Contemplated Transactions or (b) delivered by or on behalf of a Party or its Representatives to the other Party or its Representatives via electronic mail or in hard copy form prior to the execution of this Agreement.

Section 2. Description of Transaction

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

2.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly owned subsidiary of Aspen.

2.3 Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 10.1, and subject to the satisfaction or waiver of the conditions set forth in Section 7, Section 8 and Section 9, the consummation of the Merger (the “Closing”) shall take place remotely, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 7, Section 8 and Section 9, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Aspen and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in form and substance as agreed to by the Parties (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Aspen and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

2.4 Organizational Documents; Directors and Officers. At the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated in the Merger to read as set forth on Exhibit A to the Certificate of Merger, until thereafter amended as provided by the DGCL and such certificate of incorporation;

(b) the certificate of incorporation of Aspen shall be identical to the certificate of incorporation of Aspen immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at the Effective Time, Aspen shall file an amendment to its certificate of incorporation to (i) change the name of Aspen to “Tectonic Therapeutic, Inc.”, (ii) effect the Nasdaq Reverse Split, and (iii) make such other changes as are mutually agreeable to Aspen and the Company;

(c) the bylaws of the Surviving Corporation shall be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such bylaws;

(d) the directors and officers of Aspen, each to hold office in accordance with the certificate of incorporation and bylaws of Aspen, shall be as set forth in Section 6.13; and

(e) the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of Merger Sub, shall be as set forth in Section 6.13 after giving effect to the provisions of Section 6.13, or such other persons as shall be mutually agreed upon by Aspen and the Company.

2.5 Conversion of Company Equity Securities.

(a) At the Effective Time (after giving effect to the Company SAFEs Conversion and the Company Preferred Stock Conversion), by virtue of the Merger and without any further action on the part of Aspen, Merger Sub, the Company or any stockholder of the Company or Aspen:

(i) any shares of Company Capital Stock held as treasury stock immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii) subject to Section 2.5(c), each share of Company Capital Stock outstanding immediately prior to the Effective Time (excluding (a) shares to be canceled pursuant to Section 2.5(a)(i), and (b) Dissenting Shares, but, for the avoidance of doubt, including (A) Concurrent Investment Company Shares and (B) shares of Company Common Stock issued in respect of the Company Preferred Stock Conversion) shall be converted solely into the right to receive a number of shares of Aspen Common Stock equal to the product of (x) the Exchange Ratio multiplied by (y) such share of Company Capital Stock (the “Merger Consideration”).

(b) If there are any shares of Company Restricted Stock outstanding immediately prior to the Effective Time, then the shares of Aspen Common Stock issued in exchange for such shares of Company Restricted Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Aspen Common Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Aspen is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(c) No fractional shares of Aspen Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Capital Stock (including Concurrent Investors) who would otherwise be entitled to receive a fraction of a share of Aspen Common Stock (after aggregating all fractional shares of Aspen Common Stock issuable to such holder) shall receive from Aspen, in lieu of such fractional share and upon surrender by such holder of a letter of transmittal in accordance with Section 2.8 and any accompanying documents as required therein: (i) one share of Aspen Common Stock if the aggregate amount of fractional shares of Aspen Common Stock such holder of Company Capital Stock would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no shares of Aspen Common Stock if the aggregate amount of fractional shares of Aspen Common Stock such holder of Company Capital

Stock would otherwise be entitled to is less than 0.50, with no cash being paid for any fractional share eliminated by such rounding.

(d) All Company Options outstanding immediately prior to the Effective Time shall be treated in accordance with Section 6.5(a).

(e) Each share of common stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation. Each book entry share of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(f) If, between the date of this Agreement and the Effective Time, the outstanding Company Capital Stock or Aspen Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Nasdaq Reverse Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock, Company Options, and Aspen Common Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Aspen to take any action with respect to Company Capital Stock or Aspen Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

(g) All Company SAFEs shall be converted, at the same price per share at which the Concurrent Investment Company Shares are sold pursuant to the Subscription Agreement (which shall be the Public Offering/Conversion Price as defined in the Company SAFEs), into Company Common Stock as of immediately following the Company Preferred Stock Conversion and immediately prior to the Subscription Agreement Concurrent Investment and at the Specified Time in accordance with, and otherwise pursuant to the terms and conditions of, the Company SAFEs (the “Company SAFEs Conversion”). All of the Company SAFEs so converted into shares of Company Common Stock shall no longer be outstanding and shall cease to exist, and each holder of Company SAFEs shall thereafter cease to have any rights with respect to Company SAFEs. Following the Company SAFEs Conversion, at the Effective Time and by virtue of the Merger, all shares of Company Common Stock issued in the Company SAFEs Conversion shall be canceled and converted into the right to receive Aspen Common Stock pursuant to this Section 2.5.

(h) All Company Preferred Stock shall be converted into Company Common Stock as of immediately prior to Company SAFEs Conversion (which Company SAFEs Conversion shall occur immediately prior to the Subscription Agreement Concurrent Investment) and at the Specified Time in accordance with, and pursuant to the terms and conditions of, the Organizational Documents of the Company (the “Company Preferred Stock Conversion”). All of the Company Preferred Stock so converted into shares of Company Common Stock shall no longer be outstanding and shall cease to exist, and each holder of Company Preferred Stock shall thereafter cease to have any rights with respect to Company Preferred Stock. Following the Company Preferred Stock Conversion, at the Effective Time and by virtue of the Merger, all shares of Company Common Stock issued in the Company Preferred Stock Conversion shall be canceled and converted into the right to receive Aspen Common Stock pursuant to this Section  2.5.

2.6 Contingent Value Right

(a) Prior to the Effective Time, Aspen shall declare a distribution (the “Closing Distribution”) to holders of Aspen Common Stock of record as of immediately prior to the Effective Time (including, for the avoidance of doubt, those shares of Aspen Common Stock issued upon settlement of Aspen Restricted Stock

Units pursuant to Section 6.7) of the right to receive one contingent value right (each, a “CVR”) for each outstanding share of Aspen Common Stock held by such stockholder as of such date (less applicable withholding taxes), each representing the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, the Contingent Value Rights Agreement in the form attached hereto as Exhibit C (the “CVR Agreement”), with such reasonable revisions thereto requested by the Rights Agent that are not individually or in the aggregate materially detrimental to the holders of CVRs and are reasonably acceptable to Aspen and the Company. The record date for the Closing Distribution shall be the close of business on the Business Day immediately prior to the day on which the Effective Time occurs and the payment date for which shall be three (3) Business Days after the Effective Time; provided that the payment of such distribution may be conditioned upon the occurrence of the Effective Time.

(b) Aspen and the Exchange Agent shall, at or prior to the Effective Time, duly authorize, execute and deliver the CVR Agreement, subject to any reasonable revisions to the CVR Agreement that are requested by such Exchange Agent and are reasonably acceptable to the Company and Aspen.

(c) Aspen shall pay all costs and fees associated with any action contemplated by this Section 2.6 (the “CVR Fees”).

2.7 Closing of the Company’s Transfer Books. At the Effective Time: (a) all Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 2.5(a), and all holders of certificates representing Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company, other than the right to receive the Merger Consideration pursuant to Section 2.5, and (b) the stock transfer books of the Company shall be closed with respect to all Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such Company Capital Stock shall be made on such stock transfer books after the Effective Time.

2.8 Surrender of Company Capital Stock.

(a) On or prior to the Closing Date, Aspen and the Company shall jointly select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Aspen shall deposit with the Exchange Agent evidence of book-entry shares representing the shares of Aspen Common Stock issuable pursuant to Section 2.5(a) in exchange for Company Capital Stock.

(b) Promptly after the Effective Time, the Parties shall cause the Exchange Agent to transmit to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as Aspen may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent) and (ii) instructions for effecting the surrender of Company Stock Certificates, or uncertificated shares of Company Capital Stock, in exchange for book-entry shares of Aspen Common Stock. Upon surrender of a Company Stock Certificate or other reasonable evidence of the ownership of uncertificated Company Capital Stock to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Aspen: (A) the holder of such Company Stock Certificate or uncertificated shares of Company Capital Stock shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole shares of Aspen Common Stock) that such holder has the right to receive pursuant to the provisions of Section 2.5(a) and (B) the Company Stock Certificate or uncertificated shares of Company Capital Stock so surrendered shall be canceled. Until surrendered as contemplated by this Section 2.8(b), each Company Stock Certificate or uncertificated shares of Company Capital Stock shall be deemed, from and after the Effective Time, to represent only the right to receive book-entry shares of Aspen Common Stock representing the Merger Consideration. If any Company Stock Certificate shall have been lost, stolen or destroyed, Aspen may, in its discretion and as a condition precedent to the delivery of any shares of Aspen Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and post a bond indemnifying Aspen against any claim suffered by Aspen related to the lost, stolen or destroyed Company Stock Certificate or any Aspen Common Stock issued in exchange therefor as Aspen may reasonably request.

(c) No dividends or other distributions declared or made with respect to Aspen Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Aspen Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or uncertificated shares of Company Capital Stock or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 2.8 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d) Any shares of Aspen Common Stock deposited with the Exchange Agent that remain undistributed to holders of Company Stock Certificates as of the date that is one hundred eighty (180) days after the Closing Date shall be delivered to Aspen upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates or uncertificated shares of Company Capital Stock in accordance with this Section 2.8 shall thereafter look only to Aspen for satisfaction of their claims for Aspen Common Stock and any dividends or distributions with respect to shares of Aspen Common Stock.

(e) No Party shall be liable to any holder of any Company Stock Certificate or uncertificated shares of Company Capital Stock or to any other Person with respect to any shares of Aspen Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

2.9 Calculation of Net Cash and Company Equity Value.

(a) No later than five (5) Business Days before the Closing Date, Aspen will deliver to the Company a schedule (the “Aspen Net Cash Schedule”) setting forth, in reasonable detail, Aspen’s good faith, estimated calculation of Aspen Net Cash (the “Aspen Net Cash Calculation”) as of 11:59 p.m. on the last Business Day prior to the Anticipated Closing Date (the “Cash Determination Time”) prepared and certified by Aspen’s chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer for Aspen). Aspen shall make available to the Company (electronically to the greatest extent possible), as reasonably requested by the Company, the work papers and back-up materials used in preparing the Aspen Net Cash Schedule and, if reasonably requested by the Company, Aspen’s accountants at reasonable times and upon reasonable notice. The Aspen Net Cash Calculation shall include Aspen’s determination, as of the Cash Determination Time, of the defined terms in Section 1.1(a) necessary to calculate the Exchange Ratio.

(b) No later than three (3) Business Days after the Cash Determination Time (the last day of such period, the “Response Date”), the Company shall have the right to dispute any part of the Aspen Net Cash Calculation by delivering a written notice to that effect to Aspen (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Aspen Net Cash Calculation and will be accompanied by reasonably detailed materials supporting the basis for such revisions.

(c) If, on or prior to the Response Date, the Company notifies Aspen in writing that it has no objections to the Aspen Net Cash Calculation or, if on the Response Date, the Company fails to deliver a Dispute Notice as provided in Section 2.9(b), then the Aspen Net Cash Calculation as set forth in the Aspen Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Aspen Net Cash at the Cash Determination Time for purposes of this Agreement.

(d) If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of Aspen and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Aspen Net Cash, which agreed upon the Aspen Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Aspen Net Cash at the Cash Determination Time for purposes of this Agreement.

(e) If Representatives of Aspen and the Company are unable to negotiate an agreed-upon determination of Aspen Net Cash as of the Cash Determination Time pursuant to Section 2.9(d) within three (3) days after delivery of the Dispute Notice (or such other period as Aspen and the Company may mutually agree upon), then any remaining disagreements as to the calculation of Aspen Net Cash shall be referred to an independent auditor of recognized national standing jointly selected by Aspen and the Company. If the parties are unable to select an independent auditor within five (5) days, then either Aspen or the Company may thereafter request that the Boston, Massachusetts Office of the American Arbitration Association (“AAA”) make such selection (either the independent auditor jointly selected by both parties or such independent auditor selected by the AAA, the “Accounting Firm”). Aspen and the Company shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Aspen Net Cash Schedule and the Dispute Notice, and Aspen and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five (5) Business Days of accepting its selection. Aspen and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Aspen and the Company. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Aspen Net Cash made by the Accounting Firm shall be made in writing delivered to each of Aspen and the Company, shall be final and binding on Aspen and the Company and shall (absent manifest error) be deemed to have been finally determined for purposes of this Agreement and to represent the Aspen Net Cash at the Cash Determination Time for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 2.9(e). The fees and expenses of the Accounting Firm shall be allocated between Aspen and the Company in the same proportion that the disputed amount of the Aspen Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Aspen Net Cash amount. If this Section 2.9(e) applies as to the determination of the Aspen Net Cash at the Cash Determination Time, upon resolution of the matter in accordance with this Section 2.9(e), the Parties shall not be required to determine Aspen Net Cash again even though the Closing may occur later than the Anticipated Closing Date, except that either Aspen and the Company may request a redetermination of Aspen Net Cash if the Closing Date is more than thirty (30) days after the Anticipated Closing Date.

2.10 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

2.11 Intended Tax Treatment. The Parties acknowledge and agree that, for U.S. federal (and applicable state and local) income Tax purposes, (i) the Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder to which Aspen and the Company are parties under Section 368(b) of the Code, and (ii) this Agreement constitutes, and the Parties hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3 for purposes of Sections 354, 361 and 368 of the Code (collectively, the “Intended Tax Treatment”).

2.12 Withholding. Each of the Exchange Agent, Aspen and the Surviving Corporation, as applicable, shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement (including the Closing Distribution) to any Person such amounts as it is required to deduct or withhold from such consideration under applicable Law. To the extent such amounts are so deducted or withheld and remitted to the appropriate Governmental Authority in accordance with applicable Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.13 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 2.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL (whether occurring before, at or after the Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest, attributable to such Dissenting Shares upon their surrender in the manner provided in Sections 2.5 and 2.8.

(b) The Company shall give Aspen prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands, and Aspen shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with Aspen’s prior written consent, not to be unreasonably withheld, delayed or conditioned, make any payment with respect to, or settle or offer to settle, any such demands, or approve any withdrawal of any such demands or agree to do any of the foregoing.

Section 3. Representations and Warranties of the Company.

Subject to Section 3, except as set forth in the written disclosure schedule delivered by the Company to Aspen (the “Company Disclosure Schedule”), the Company represents and warrants to Aspen and Merger Sub as follows:

3.1 Due Organization; Subsidiaries.

(a) Each of the Company and its Subsidiaries is a corporation or other legal entity duly incorporated or formed, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations in all material respects under all Contracts by which it is bound. All of the Company’s Subsidiaries are wholly owned by the Company.

(b) Each of the Company and its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c) The Company has no Subsidiaries and the Company does not own any capital stock or membership interests of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity. The Company is not and has never otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. The Company has not agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. The Company has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.2 Organizational Documents. The Company has delivered to Aspen accurate and complete copies of the Organizational Documents of the Company. The Company is not in breach or violation of its Organizational Documents in any material respect.

3.3 Authority; Binding Nature of Agreement. Subject to obtaining the Required Company Stockholder Vote, the Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions that are contemplated to be consummated by it. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Aspen and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

3.4 Vote Required. The written consent or affirmative vote of (i) a majority of shares of Company Common Stock and Voting Preferred Stock (as defined in the Company’s Amended and Restated Certificate of Incorporation), voting together as a single class and on an as-converted to Company Common Stock basis, (ii) holders of a majority of the shares of the Company’s Series A-1 Preferred Stock, Series A-3 Preferred Stock and Series A-4 Preferred Stock voting together with the holders of Company Common Stock as a single class and on an as-converted to Company Common Stock basis, (iii) holders of a majority of the shares of the Company’s Series A-1 Preferred Stock, Series A-3 Preferred Stock and Series A-4 Preferred Stock voting together as a single class and on an as-converted to Company Common Stock basis, are the only votes of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions (collectively, the “Required Company Stockholder Vote”).

3.5 Non-Contravention; Consents.

(a) Subject to obtaining the Required Company Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents or the Company Convertible Notes;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order by which the Company, or any of the assets owned or used by the Company, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company; or

(iv) cause a default (or an event that with notice or lapse of time or both would result in a default), give right to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit of the Company or any of its Subsidiaries, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of the Company or any of its Subsidiaries, in each case under any Company Material Contract and in each case except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except for (i) the Required Company Stockholder Vote, (ii) the filing of the Certificate of Merger with the Secretary of State of Delaware pursuant to the DGCL, and (iii) such consents, waivers, approvals, orders authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, the Company was not, is not, nor will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions (in each case except under Company Contracts that are not Company Material Contracts, and in the case of such filings, notices or Consents under Company Material Contracts, except as the failure to make such filing, give such notice or obtain such Consent would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect).

(c) The Company Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL, to the extent applicable to the Company, are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the Contemplated Transactions.

3.6 Capitalization.

(a) As of the date hereof, the authorized capital of the Company consists of:

(i) 11,947,558 shares of Company Common Stock, 2,634,714 shares of which are issued and outstanding as of the date hereof, 43,174 shares of which are Company Restricted Stock.

(ii) 6,825,483 shares of Company Preferred Stock, of which (A) 4,118,120 shares have been designated Series A-1 Preferred Stock, all of which are issued and outstanding as of the date hereof, (B) 1,649,188 shares have been designated Series A-2 Preferred Stock, all of which are issued and outstanding as of the date hereof, (C) 696,516 shares have been designated Series A-3 Preferred Stock, all of which are issued and outstanding as of the date hereof, and (D) 361,659 shares have been designated Series A-4 Preferred Stock, all of which are issued and outstanding as of the date hereof.

(iii) 1,991,264 shares of Company Common Stock which the Company has reserved for issuance to officers, directors, employees and consultants of the Company pursuant to the Company’s 2019 Equity Incentive Plan. Of such reserved shares of Common Stock, no shares have been issued pursuant to restricted stock purchase agreements, 1,830,965 options to purchase shares have been granted and are currently outstanding as of the date hereof, and 47,169 shares of Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Stock Plan as of the date hereof.

(b) All of the outstanding Company Capital Stock as set out in Section 3.6(a) have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances other than Encumbrances set forth in the Organizational Documents or under applicable securities Laws. None of the outstanding Company Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding Company Capital Stock is subject to any right of first refusal in favor of the Company. Each share of Company Preferred Stock and each Company SAFE will convert into shares of Company Common Stock in the Company Preferred Stock Conversion and Company SAFEs Conversion (as applicable) on a one-for-one basis. Except as contemplated herein, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Company Capital Stock. The

Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Company Capital Stock or other securities. Section 3.6(b) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by the Company with respect to Company Capital Stock (including shares issued pursuant to the exercise of options) and specifies which of those repurchase rights are currently exercisable. As of the date hereof, no Company Convertible Notes other than the Company SAFEs, no Company Warrants and no Company Restricted Stock Units are issued or outstanding.

(c) Except as set forth on Section 3.6(c) of the Company Disclosure Schedule, the Company does not have any option plan or any other plan, program, agreement or arrangement providing for an equity-based compensation for any Person.

(d) Except as provided in Section 3.6(d) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any Company Capital Stock or other securities of the Company, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company is or may become obligated to sell or otherwise issue any Company Capital Stock or any other securities or (iv) condition or circumstance that could be reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company.

(e) All outstanding Company Capital Stock and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

(f) The Company Capital Stock are uncertificated.

3.7 Financial Statements.

(a) Section 3.7(a) of the Company Disclosure Schedule includes true and complete copies of the Company’s (i) consolidated audited balance sheets and related audited statements of operations, changes in statements of convertible preferred stock and stockholders’ deficit and cash flows, and notes thereto for the twelve (12) months ended December 31, 2022 (the “Company Financials”) and December 31, 2021 and (ii) consolidated unaudited balance sheets and related unaudited statements of operations, changes in statements of convertible preferred stock and stockholders’ deficit and cash flows, and notes thereto for the nine (9) months ended, September 30, 2022, September 30, 2023 (collectively, the “Interim Company Financials”). The Company Financials (A) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except that the Company Financials may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (B) fairly present, in all material respects, the financial position and operating results of the Company as of the dates and for the periods indicated therein.

(b) The Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company in conformity with GAAP and to maintain accountability of the Company’s assets, (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for the Company’s assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences. The Company maintains, consistent with the practices of similarly situated private companies, internal controls over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

(c) Section 3.7(c) of the Company Disclosure Schedule lists, and the Company has delivered to Aspen accurate and complete copies of the documentation creating or governing, all securitization transactions and off-balance sheet arrangements” (as defined in Item 2.03 of Form 8-K under the Exchange Act) effected by the Company.

(d) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. Neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

3.8 Absence of Changes. Except as set forth on Section 3.8 of the Company Disclosure Schedule, between December 31, 2022 and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required consent of Aspen pursuant to Section 5.2(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.9 Absence of Undisclosed Liabilities. Since December 31, 2022, the Company and its Subsidiaries do not have any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (each a “Liability”), in each case, of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for (i) Liabilities or obligations specifically disclosed, reflected or reserved against in the Company Financials; (ii) Liabilities incurred in the Ordinary Course of Business since the date of the Company Financials; (iii) Liabilities to perform under Contracts entered into by the Company or its Subsidiaries (none of which is a Liability for breach of contract, breach of warranty, tort, infringement, violation of Law, or that relates to any lawsuit); (iv) Liabilities incurred in connection with the Contemplated Transactions; and (v) Liabilities that would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.10 Title to Assets. The Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Company Financials and (b) all other tangible assets reflected in the books and records of the Company as being owned by the Company. All of such assets are owned or, in the case of leased assets, leased by the Company free and clear of any Encumbrances, other than Permitted Encumbrances.

3.11 Real Property; Leasehold. The Company does not own and has never owned any real property. The Company has made available to Aspen (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

3.12 Intellectual Property.

(a) Section 3.12(a) of the Company Disclosure Schedule contains a true and complete list of all issued Patents, Marks and Copyrights included in the Company Intellectual Property that are issued by, registered or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world (such registrations and applications, the ““Company Registered IP”), including, with respect to each such item, (i) the jurisdiction of application/registration, (ii) the application or registration number, (iii) the date of filing, or issuance or registration, and (iv) the record owner or owners, for each such item. Each material item of Company Registered IP, except for Patents, is subsisting, valid and enforceable. With respect to Patents, each material item of Company Registered IP is subsisting and, to the Knowledge of the Company, all issued Patents within the Company Registered IP are valid and enforceable. All filing, registration, maintenance, renewal and similar fees applicable to any Company Registered IP that are currently due have been paid, and all documents and certificates related to such items have been filed with the relevant Governmental Authority or other office or agency in the applicable jurisdictions for the purposes of filing, registering and maintaining such items, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) No interference, opposition, reissue, reexamination, or cancellation proceeding or other Legal Proceeding (other than routine ordinary course proceedings as part of patent prosecution) is pending or, to the Knowledge of the Company, threatened regarding any Company Intellectual Property, including with respect to the scope, validity, enforceability, registration, priority, inventorship or ownership of, or rights to, any Company Intellectual Property.

(c) All founders, key employees and any other employees, contractors, consultants or other personnel involved in the development of Company Owned Intellectual Property have signed confidentiality and invention assignment agreements or similar agreements for the transfer or assignment of such Company Owned Intellectual Property pursuant to which both (i) the Company has obtained ownership of and are the exclusive owners of all right, title and interest in and to such Company Owned Intellectual Property, and (ii) such personnel are bound by commercially reasonable confidentiality obligations with respect to all Company Intellectual Property. To the Knowledge of the Company, no such personnel are in violation of any such agreements, or of any agreements with any prior employer or other Person with respect to development of any Company Owned Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The Company Owned Intellectual Property is solely and exclusively owned by the Company free and clear of any Encumbrance, other than Permitted Encumbrances. To the Knowledge of the Company, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company Exclusively Licensed Intellectual Property is solely and exclusively in-licensed by the Company, and (ii) the other Company Licensed Intellectual Property is in-licensed by the Company, in each case of the foregoing clauses (i) and (ii), free and clear of any Encumbrance, other than Permitted Encumbrances. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, such ownership or licenses will not be affected by the execution, delivery, or performance of this Agreement or the consummation of the Transactions, and all Intellectual Property subject thereto will be owned or in-licensed by the Company on the same terms and conditions thereafter. To the Knowledge of the Company, the Company owns or has a valid and enforceable license to use all material Intellectual Property necessary for, or used or held for use in, the operation of the business of the Company as presently conducted; provided that the foregoing is not, and shall not be construed as, a representation or warranty regarding non-infringement, misappropriation or other violation by the Company of the Intellectual Property of other Persons. To the Knowledge of the Company, no current or former director, officer, employee or contractor of, or consultant to, the Company owns or has any claim, right (whether or not currently exercisable) or interest (or, to the Knowledge of the Company, has alleged that they own or have any such claim, right or interest) to or in any Company Intellectual Property.

(e) To the Knowledge of the Company, the operation of the business of the Company does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated, and the further research, development and commercialization of Company Products as currently planned by the Company will not infringe, misappropriate or otherwise violate, any Intellectual Property owned by any other Person, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date hereof, neither the Company, nor, to the Knowledge of Company, any of the licensors of the Company, has received any notice or claim alleging any such infringement, misappropriation or other violation, including any so-called “invitation to license” letter. As of the date hereof, no Legal Proceeding, is pending or, to the Knowledge of the Company, has been threatened, against the Company or such licensors relating to any infringement, misappropriation or other violation of any Intellectual Property of any other Person.

(f) Neither the Company nor Company Owned Intellectual Property is subject to any Order as of the date hereof, neither the Company nor, to the Knowledge of the Company, any of its licensors has entered into or is a party to any agreement made in settlement of any pending litigation or other Legal Proceeding, which in any case restricts, impairs or relates to the Company’s use or other exploitation in any manner of any Company Intellectual Property or of any other Intellectual Property owned by any other Person.

(g) To the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated, any Company Intellectual Property, and no Legal Proceeding has been asserted or is pending or has been threatened against any Person alleging any such infringement, misappropriation or other violation of any Company Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(h) The Company has taken commercially reasonable steps necessary to maintain and protect the secrecy and confidentiality (including limitations on use) of all Trade Secrets and other confidential information included in the Company Intellectual Property and, to the Knowledge of the Company, there has not been any unauthorized use, disclosure of or access to any such Trade Secrets or other confidential information, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i) Section 3.12(i) of the Company Disclosure Schedule contains a true and complete list of any and all material Company Intellectual Property that was created, developed or reduced to practice, or is being created, developed or reduced to practice, (i) pursuant to, or in connection with, any Company Contract with any Governmental Authority or Governmental Authority-affiliated Entity, or any university, college or other educational institution or research institute, or (ii) to the Knowledge of the Company, using any funding, facilities or personnel of any Governmental Authority or Governmental Authority-affiliated Entity, or any university, college or other educational institution or research institute (collectively, “Government Funded IP”). The Company, and, to the Knowledge of the Company, each of its licensors with respect to any Government Funded IP, have complied with any and all any Intellectual Property disclosure, licensing and other obligations under any applicable Company Contract referenced in clause (i) of the foregoing sentence, and no Governmental Authority or Governmental Authority-affiliated Entity, or university, college or other educational institution or research institute, has any right, title or interest (including any “march in” or co-ownership rights) in or to any Government Funded IP except, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(j) To the Knowledge of the Company, each item of Company Intellectual Property that is Company Registered IP owned by the Company is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(k) Except as contained in license, distribution and service agreements entered into in the ordinary course of business by Company (i) the Company is not bound by any Company Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any infringement, misappropriation, or similar claim relating to Intellectual Property that is material to the Company, taken as a whole and (ii) the Company has not ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

(l) The Company has delivered or made available to Aspen, a complete and accurate copy of all Company Inbound Licenses and all Company Outbound Licenses. With respect to each of the material Company Inbound Licenses and Company Outbound Licenses: (i) to the Knowledge of the Company, each such agreement is valid, binding on, enforceable against the Company, in accordance with its terms, subject to the Enforceability Exceptions, (ii) the Company has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived and (iii) neither the Company nor to the Knowledge of the Company, no other party to any such agreement, is in breach or default thereof in any material respect.

3.13 Agreements, Contracts and Commitments.

(a) Section 3.13(a) of the Company Disclosure Schedule identifies each of the following types of Company Contracts that is in effect as of the date of this Agreement, other than Company Employee Plans and the definitive agreements in respect of the Contemplated Transactions (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i) that constitute Company Convertible Notes;

(ii) that relates to any material bonus, deferred compensation, or severance plans or arrangements;

(iii) requiring or otherwise involving payment by or to the Company or any of its Subsidiaries of more than an aggregate of $250,000 during the fiscal year ending December 31, 2023 (other than indemnification agreements or employment and separation agreements entered into in the ordinary course of business);

(iv) evidencing a commitment by the Company or any of its Subsidiaries to make a future capital expenditure in excess of $250,000 that is not terminable by such Entity upon notice of sixty (60) days or less without penalty or liability;

(v) that requires payments by the Company or any of its Subsidiaries after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or Entity providing employment related, consulting or independent contractor services, not terminable by the Company or any of its Subsidiaries on thirty (30) calendar days’ or less notice without liability, except to the extent general principles of wrongful termination Law may limit the Company’s, or such successor’s ability to terminate employees at will;

(vi) (A) that includes (1) any “most favored nations” terms or conditions, including with respect to pricing, (2) containing exclusivity obligations or otherwise limiting the freedom or right of the Company or any of its Subsidiaries to sell, distribute or manufacture any products or services for another person, or (3) any rights of first refusal, rights of first negotiation or similar obligations or restrictions, including such rights which provide a right of first negotiation or refusal to purchase, lease, sublease, license, sublicense, use, possess or occupy any securities, assets (including Intellectual Property) or other interest of the Company or any of its Subsidiaries or (B) containing any provision or covenant that materially limits, or purports to materially limit, the ability of the Company or any of its Subsidiaries to engage in any line of business (whether generally or in any geographic area) or compete with any Person or in any line of business or geographic area;

(vii) relating to or evidencing indebtedness for borrowed money or any guarantee of indebtedness for borrowed money by the Company or any of its Subsidiaries in excess of $250,000 (excluding loans by the Company to wholly-owned Subsidiaries in the Ordinary Course of Business);

(viii) providing for or governing the formation of any joint venture, partnership, strategic alliance, research and development collaboration, or similar arrangement;

(ix) that is a Contract governing, related to or pertaining to any Company Intellectual Property (other than any confidential information provided under confidentiality agreements) that is material to the Company and its Subsidiaries, taken as a whole;

(x) (A) pursuant to which any Person granted the Company an exclusive license under any Intellectual Property, or (B) pursuant to which the Company or any of its Subsidiaries granted any Person an exclusive license under any Company Intellectual Property;

(xi) that has continuing obligations or interests involving (A) “milestone” or other similar contingent payments, including upon the achievement of development, regulatory or commercial milestones, or (B) payment of royalties or other amounts calculated based upon sales, revenue, income or similar measure of the Company or any of its Subsidiaries;

(xii) that is a settlement, conciliation or similar Contract with or approved by any Governmental Authority (A) pursuant to which the Company or any of its Subsidiaries will be required after the date of this Agreement to pay any monetary obligations or (B) that contains material obligations or limitations on the conduct of the Company or any of its Subsidiaries (other than customary confidentiality obligations);

(xiii) with any Governmental Authority, except for materials transfer agreements, agreements with academic institutions and non-disclosure agreements entered into in the Ordinary Course of Business;

(xiv) that is a clinical trial agreement, clinical study agreement or similar agreement;

(xv) (A) that is a collective bargaining agreement or (B) with any labor organization;

(xvi) that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, the pledging of the capital stock or other equity interests of the Company or any of its Subsidiaries or the issuance of any guaranty by the Company or any of its Subsidiaries;

(xvii) relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(xviii) requiring payment by or to the Company or any of its Subsidiaries after the date of this Agreement in excess of $500,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company or any of its Subsidiaries, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company or any of its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of the Company or any of its Subsidiaries or any Contract to sell, distribute or commercialize any products or service of the Company or any of its Subsidiaries, in each case, except for Company Contracts entered into in the Ordinary Course of Business;

(xix) with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company or any of its Subsidiaries in connection with the Contemplated Transactions; or

(xx) that was entered into since January 1, 2021 and was entered into with any present or former officer, director or employee of the Company or any of its Subsidiaries (other than indemnification agreements, or any Employee Plans entered into in the ordinary course of business) or (B) is the type of Contract that would be required to be disclosed under Item 404 of Regulation S-K of the Exchange Act.

(b) The Company has delivered or made available to Aspen accurate and complete copies of all Company Material Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. The Company has not, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Company Material Adverse Effect. As to the Company, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

3.14 Compliance; Permits; Restrictions.

(a) Each of the Company and its Subsidiaries is and, since January 1, 2021, has been in compliance in all material respects with all Laws applicable to the Company and its Subsidiaries, and, since January 1, 2021, the Company has not received any written notice alleging any actual or suspected material violation with respect to any applicable Laws, or been charged with any unresolved material violation of any applicable Law, except in each case as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Each of the Company and its Subsidiaries holds, and since January 1, 2021 has held, all Governmental Authorizations necessary for the Company and its Subsidiaries to lawfully own, lease or otherwise hold and operate its properties and assets and conduct its business in the manner in which its business is currently being conducted, except where failure to hold such Governmental Authorizations is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. The Governmental Authorizations held by the Company and its Subsidiaries are (i) valid and in full force and effect and (ii) are not subject to any administrative or judicial proceeding that would reasonably be expected to result in any termination, suspension, revocation or nonrenewal thereof (and, to the Knowledge of the Company, no such termination, suspension, revocation or nonrenewal has been otherwise threatened in writing), and the Company and its Subsidiaries are in compliance with the terms and requirements thereof, except in the case of each of clauses (i) and (ii) as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(c) The Company Products are being, and, since January 1, 2021, have been, developed, studied, tested, manufactured, labeled, distributed and stored in compliance with all applicable Laws pertaining to preclinical- and clinical-stage product candidates, including those requirements relating to current Good Manufacturing Practices, Good Laboratory Practices, and Good Clinical Practices, and any equivalent non-U.S. Laws, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date hereof, neither the Company nor its Subsidiaries nor, to the Knowledge of the Company, any Collaboration Partner has received any written notices or other correspondence from any Drug Governmental Authority or any institutional review board or ethics committee with respect to any ongoing clinical or preclinical studies or trials (i) placing a clinical hold order on any such studies or trials or (ii) otherwise requiring the delay, termination, or suspension of such studies or trials. Since January 1, 2021, neither the Company nor its Subsidiaries nor, to the Knowledge of the Company, any Collaboration Partner has received any Form FDA 483, warning letter, notice of violation, or other written administrative, regulatory or enforcement notice from the FDA or any other Drug Governmental Authority related to the Company Products.

(d) The Company and its Subsidiaries have filed with the applicable Drug Governmental Authorities all required material Healthcare Submissions with respect to the Company Products. All filings for Company Governmental Authorizations and Healthcare Submissions were complete and accurate in all material respects and in material compliance with applicable Laws and Orders when filed, or were subsequently corrected or completed by a filing made prior to the date hereof. No deficiencies have been asserted in writing by any applicable Drug Governmental Authority to the Company and its Subsidiaries with respect to any Healthcare Submission, except as are not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(e) Since January 1, 2021, neither the Company nor its Subsidiaries, nor any authorized person acting on its behalf, has (i) made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Drug Governmental Authority, (ii) failed to disclose a material fact required to be disclosed to the FDA or any other Drug Governmental Authority or (iii) committed any act, made any statement or failed to make a statement to the FDA or any other Drug Governmental Authority, in each such case, that, at the time such statement was made or such disclosure or statement was not made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any Governmental Authority to invoke any similar policy, except for any act or statement or failure to make a statement that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Neither the Company nor its Subsidiaries, nor any director, officer or employee of the Company or its Subsidiaries (acting in the capacity of a director, officer or employee of the Company) or, to the Knowledge of the Company, any representative or agent of the Company or its Subsidiaries (acting in the capacity of a representative or agent of the Company or its Subsidiaries), has been: (i) debarred under 21 U.S.C. § 335a or any similar applicable Law; (ii) excluded under 42 U.S.C. §§ 1320a-7 or 1320a-7a or any similar applicable Law, including persons identified on the HHS/OIG List of Excluded Individuals/Entities; (iii) suspended or otherwise declared ineligible for U.S. or non-U.S. federal, state, provincial or other healthcare program participation, including persons identified on the General Services Administration’s List of Parties Excluded from Federal Programs; (iv) convicted of any crime or engaged in any conduct that would reasonably be expected to result in debarment, exclusion or suspension as described in the foregoing clauses (i), (ii) or (iii); (v) declared ineligible for awards of contracts by any U.S. or non-U.S. federal, state, provincial or other agency; (vi) disqualified as a clinical investigator by the FDA or any other Drug Governmental Authority; or (vii) convicted of any offense related to any U.S. or non-U.S. federal, state, provincial or other healthcare program.

(g) The Company has made available to Aspen complete and accurate copies of (i) each investigational new drug application and all material correspondence relating to clinical trial applications submitted to the FDA or any other Drug Governmental Authority by or on behalf of the Company, including any supplements or amendments thereto, relating to any Company Product, (ii) all final preclinical study and clinical trial results or reports relating to any Company Product, (iii) all documents in the possession of the Company or its Subsidiaries related to inspections by any Drug Governmental Authority, in each case relating to any Company Product, (iv) all material information relating to adverse drug experiences, events or reactions or other safety information obtained or otherwise received by the Company relating to any Company Product, and (v) clinical trial databases, clinical trial master files, and statistical programs for ongoing and completed clinical trials and studies in the possession of the Company or its Subsidiaries or, to the Knowledge of the Company, in a Collaboration Partner’s possession, relating to any Company Product. The Company has a complete log of the material correspondence described in clause (i) of this section, except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

3.15 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves the Company or any of its Subsidiaries or any Company Associate (in his or her capacity as such) or any of the material assets owned or used by the Company or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which the Company or any of its Subsidiaries, or any of the material assets owned or used by the Company or any of its Subsidiaries, is subject. To the Knowledge of the Company, no officer or Company Key Employee is subject to any Order that prohibits such officer or Company Key Employee from engaging in or continuing in any conduct, activity or practice relating to the Company or any of its Subsidiaries or any material assets owned or used by the Company or any of its Subsidiaries.

3.16 Tax Matters.

(a) Each of the Company and its Subsidiaries have filed with the appropriate Governmental Authority all income and other material Tax Returns that are required to be filed by it and such Tax Returns are true, correct and complete in all material respects. All income and other material Taxes due and owing by or with respect to the Company and its Subsidiaries have been paid regardless of whether such Taxes have been shown as due and payable on any Tax Return. The Company and its Subsidiaries have established on their relevant books and records, in accordance with GAAP, reserves that are adequate for the payment of any income or other material Taxes not yet due and payable. None of the Company and its Subsidiaries currently is the beneficiary of any extension of time within which to file any income or other material Tax Return, other than customary extensions that have been obtained consistent with past practice. There are no Encumbrances on any of the assets of the Company and its Subsidiaries that arose in connection with any failure to pay any material Tax, other than Permitted Encumbrances.

(b) None of the Company and its Subsidiaries has executed any power of attorney with respect to Taxes which will continue in effect after the Closing other than any customary powers of attorney entered into with the Company’s Tax Return preparer or payroll provider solely for the purpose of filing Tax Returns on behalf of the Company.

(c) Except as would not be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have: (i) complied with all applicable Laws relating to the payment, reporting and withholding (including any amount not withheld because of exemption or similar circumstance) of Taxes; (ii) within the manner prescribed by applicable Law, remitted to the proper Governmental Authority (or is properly holding for such remittance) all amounts required to be so withheld and remitted in connection with any amounts paid or owing to any employee, independent contractor, creditor, member, or other third party; (iii) properly collected and remitted sales, value added, and similar Taxes with respect to sales made to, or purchases made by, its customers or users; and (iv) as applicable, received and retained the appropriate certification or similar documentation to establish an exemption from withholding.

(d) Except as would not be material to the Company and its Subsidiaries, taken as a whole, there is no dispute, audits, examinations, assessments or other actions concerning any Tax liability of the Company and its Subsidiaries pending or, to the Knowledge of the Company, threatened by any Governmental Authority against, or with respect to, the Company and its Subsidiaries that remains unpaid, and none of the Company and its Subsidiaries has received written notice of any threatened audits, examinations or assessments relating to any Taxes.

(e) None of the Company and its Subsidiaries has waived any statute of limitations in respect of Taxes (other than as a result of any extension to file a Tax Return that is automatically granted) or agreed to, or requested, any extension of time with respect to a Tax assessment or deficiency, in each case that is in effect as of the date hereof.

(f) None of the Company and its Subsidiaries has constituted a “distributing corporation” or “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(g) To the Knowledge of the Company, none of the Company and its Subsidiaries has entered into or been a party to any “listed transaction” within the meaning of Treasury regulations Section 1.6011-4(b)(2) for a taxable period for which the applicable statute of limitations remains open.

(h) None of the Company and its Subsidiaries are party to any agreements relating to the allocation or sharing of Taxes, including Tax indemnity agreements, other than customary commercial contracts entered into in the Ordinary Course of Business the primary purpose of which does not relate to Tax.

(i) None of the Company and its Subsidiaries (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (or similar provision of local, state or non-U.S. Law), other than any affiliated group of which the Company is the common parent or (ii) has any liability for the Taxes of any Person (other than any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of local, state or non-U.S. Law) as a transferee or successor, or by contract other than customary commercial contracts entered into in the Ordinary Course of Business the primary purpose of which does not relate to Tax.

(j) None of the Company and its Subsidiaries is subject to Tax in any jurisdiction other than the jurisdiction in which it is organized, by virtue of having a permanent establishment, fixed place of business or, to the Knowledge of the Company, otherwise. As of the date hereof, no claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(k) The Company is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code in the last five (5) years.

(l) Neither the Company nor any of its Subsidiaries is aware of any facts or circumstances or has taken or agreed to take or refrain from taking any action, in each case, that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

3.17 Employee and Labor Matters; Benefit Plans.

(a) The Company is, and has been since January 1, 2021, in compliance with all applicable Laws and Orders governing labor or employment, including Laws and Orders relating to employment practices, wages, hours, leaves, harassment, retaliation, equal employment opportunity, reasonable accommodations, break and meal periods, occupational safety and health, workers’ compensation, immigration and other terms and conditions of employment (including the proper classification and compensation of employees for purposes of the Fair Labor Standards Act and cognate state laws) and Laws and Orders in respect of any reduction in force, including notice, information and consultation requirements, except where the failure to so comply has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. The Company does not have, or since January 1, 2021 has not had, any material liability with respect to any misclassification of any person as an independent contractor, consultant, temporary worker or contingent worker rather than as an “employee,” or with respect to any employee leased from another employer.

(b) The Company is not a party to, nor does it have a duty to bargain for or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor union or works council representing any of its employees, there are no labor organizations representing any employees of the Company and, as of the date hereof, there is not, to the Knowledge of the Company, any attempt to organize any employees of the Company for the purpose of forming or joining a labor union or works council. Since January 1, 2021 to the date hereof, there has been no strike, slowdown, picketing, lockout, job action, work stoppage, union organizing activity or other labor dispute, or, to the Knowledge of the Company, any threat thereof, affecting the Company or any of its employees.

(c) There is not, and since January 1, 2021 has not been, any Legal Proceeding pending, or to the Knowledge of the Company, threatened in writing relating to employment, including relating to wages and hours, leave of absence, break and meal periods, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term-disability policy, safety, retaliation, libel, wrongful discharge, harassment, reasonable accommodations, immigration or discrimination matters involving any employee of the Company, including unfair labor practices, misclassification of independent contractors or consultants, unlawful retaliation, discrimination or harassment complaints, in each case that is material to the Company, taken as a whole.

(d) Within the past three (3) years, the Company has not implemented any plant closing or layoff of employees that (in either case) violated the United States Worker Adjustment and Retraining Notification Act, as amended, or any similar state, local or foreign law (together, “WARN”) and the Company has not incurred any material liability under WARN that remains unsatisfied.

(e) Section 3.17(e) of the Company Disclosure Schedule sets forth a correct and complete list of each material Company Employee Plan. The Company has made available to Aspen, with respect to each material Company Employee Plan, accurate and complete copies (as applicable) of: (i) all plan documents and all amendments thereto, and all related trust or other funding documents, and in the case of unwritten material Company Employee Plans, a written description of the material terms thereof, (ii) the most recent determination letter or opinion letter issued by the IRS or the United States Department of Labor, (iii) the most recently filed annual return/report (Form 5500) and accompanying schedules and attachments thereto, (iv) the most recently prepared actuarial report and financial statements, (v) the most recent prospectus or summary plan descriptions and any material modifications thereto and (vi) all material correspondence with a Governmental Authority received in the last three (3) years with respect to such Company Employee Plan.

(f) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received or is permitted to rely upon a favorable determination or opinion letter that it is so qualified, and to the Knowledge of the Company, there are no circumstances that would reasonably be expected to cause the loss of such qualification.

(g) Except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, each Company Employee Plan has been operated, maintained and administered in compliance with its terms and with the requirements prescribed by applicable Laws, including ERISA and the Code. As of the date hereof, no Legal Proceeding or governmental audit is pending with respect to any Company Employee Plan (other than routine claims for benefits) and, to the Knowledge of the Company, no such Legal Proceeding or governmental audit is threatened; and there are no governmental investigations pending or, to the Knowledge of the Company, threatened in connection with any Company Employee Plan, the assets of any trust under any Company Employee Plan or the plan sponsor, the plan administrator or any fiduciary under any Company Employee Plan.

(h) Neither the Company nor any of its respective directors, officers, employees or agents has, with respect to any Company Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, that could reasonably be expected to result in the imposition of a future penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code, in each case applicable to the Company or any Company Employee Plan or for which the Company has any future indemnification obligation, except, in each case, as would not reasonably be expected, individually or in the aggregate, to result in material liability to the Company.

(i) None of the Company nor any of its respective ERISA Affiliates sponsors, maintains or contributes or is obligated to contribute to, or has ever sponsored, maintained or contributed or been obligated to contribute to, or has or is reasonably expected to have any direct or indirect liability with respect to, any (i) plan subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code, (ii) “multiemployer plan” within the meaning of Section 4001(a)(3) or 3(37) of ERISA, (iii) “multiple employer plan” (as defined in Section 4063 or 4064 of ERISA), (iv) “multiple employer welfare arrangement” within the meaning of Section 3(40)(A) of ERISA, or (v) any health or other welfare arrangement that is self-insured by the Company.

(j) No Company Employee Plan provides for, and the Company does not have any present or future obligation to provide, post-retirement or post-termination health, life insurance or other welfare benefits except as required under Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or similar state Law.

(k) The Company does not have any obligation to pay or provide any tax “gross-up” or similar “make-whole” payments or indemnities to any current or former employee, officer, director or other service provider of the Company.

(l) To the extent applicable, all Company Employee Plans maintained primarily for the benefit of employees outside of the United States comply with applicable Laws, and all such plans that are intended to be funded and/or book-reserved are funded and/or book-reserved, as appropriate, based on reasonable actuarial assumptions, except, in each case, as has not resulted in, and would not reasonably be expect to result in, individually or in the aggregate, material liability to the Company.

(m) Neither the execution of this Agreement, nor the consummation of the Merger (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Section 280G of the Code) with respect to the Company of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Section 280G of the Code), determined without regard to the application of Section 280G(b)(5) of the Code.

(n) Each Company Employee Plan that is a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) has been operated and maintained in compliance in all material respects with the requirements of Section 409A of the Code and the applicable guidance thereunder.

3.18 Environmental Matters. The Company has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Company Material Adverse Effect. The Company has not received any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that the Company is not in compliance with any Environmental Law and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company: (i) no current or prior owner of any property leased or controlled by the Company has received any written notice or other communication relating to property owned or leased at any time by the Company, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company is not in compliance with or violated any Environmental Law relating to such property and (ii) the Company has no material liability under any Environmental Law.

3.19 Insurance. The Company has delivered to Aspen accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company. Each of such insurance policies is in full force and effect and the Company is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, the Company has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against the Company, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company of its intent to do so.

3.20 No Financial Advisors. Except as set forth on Section 3.20 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company.

3.21 Transactions with Affiliates. Section 3.21 of the Company Disclosure Schedule describes any material transactions or relationships between, on one hand, the Company and, on the other hand, any (a) executive officer or director of the Company or any of such executive officer’s or director’s immediate family members, (b) owner of more than 5% of the voting power of the outstanding Company Capital Stock or (c) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation  S-K under the Securities Act.

3.22 Privacy and Data Security. Since January 1, 2021, each of the Company and its Subsidiaries has complied with all applicable Privacy Laws, including with respect to the collection, acquisition, use, storage and transfer (including cross-border transfer) of Personal Information, except for such non-compliance as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Since January 1, 2021, the Company and its Subsidiaries have complied in all material respects with each of their respective written and published policies concerning the privacy of Personal Information (“Privacy Policies”), if applicable and required. The Company and its Subsidiaries maintain commercially reasonable policies, procedures and security measures with respect to the physical and electronic security and privacy of Personal Information that are designed to achieve compliance in all material respects with Privacy Laws, and the Company and its Subsidiaries are in compliance in all material respects with such policies and procedures. To the Knowledge of the Company, there have been no material breaches or material violations of any security measures of Aspen and its Subsidiaries, or any material unauthorized access, use or disclosure of any Personal Information. None of the Company and its Subsidiaries has received written notice (or, to the Knowledge of the Company, any other communication) of (a) any material violation or breach, or alleged material violation or breach, of Privacy Laws and/or Privacy Policies, or (b) any claims against any of the Company and its Subsidiaries by any Person, and there is no Legal Proceeding pending or, to Knowledge of the Company, threatened against any of the Company and its Subsidiaries, alleging a violation or breach of Privacy Laws and/or Privacy Policies, except in each case as would not be material to the Company and its Subsidiaries, taken as a whole.

3.23 Anti-Corruption.

(a) Neither the Company nor any director or officer or, to the Knowledge of the Company, any employee of the Company (acting in the capacity of a director, officer or employee of the Company) or, to the Knowledge of the Company, any representative or agent of the Company (acting in the capacity of a representative or agent of the Company), has directly or indirectly (i) given any funds (whether of the Company or otherwise) for unlawful contributions, unlawful gifts or unlawful entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to, or otherwise unlawfully provided anything of value to, any foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or solicited or accepted any such payment or thing of value, or (iii) violated any provision of any Anti-Corruption Law. In the past five (5) years, neither the Company nor any director or officer or, to the Knowledge of the Company, any employee of the Company (acting in the capacity of a director, officer or employee of the Company) or, to the Knowledge of the Company, any representative or agent of the Company (acting in the capacity of a representative or agent of the Company), has not received any written communication (or, to the Knowledge of the Company, any other communication) that alleges any of the foregoing. To the Knowledge of the Company, the Company has disclosed to Aspen any and all allegations that have been made of any potential wrongdoing by the Company or by any director, officer, employee, agent or representative of the Company (acting in the capacity of a director, officer, employee, agent or representative of the Company) with respect to any Anti-Corruption Law.

(b) There are not, and in the past five (5) years, there have not been, any Legal Proceedings with respect to any Anti-Corruption Law pending or, to the Knowledge of the Company, threatened in writing against the Company, any director or officer or, to the Knowledge of the Company, any employee of the Company (acting in the capacity of a director, officer or employee of the Company) or, to the Knowledge of the Company, any representative or agent of the Company (acting in the capacity of a representative or agent of the Company). In the past five (5) years, neither the Company nor any director or officer or, to the Knowledge of the Company, any employee of the Company (acting in the capacity of a director, officer or employee of the Company) or, to the Knowledge of the Company, any representative or agent of the Company (acting in the capacity of a representative or agent of the Company), has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement, omission or other potential violation or liability arising under or relating to any Anti-Corruption Law.

3.24 Sanctions Laws. In the past five (5) years, neither the Company nor any director or officer or, to the Knowledge of the Company, any employee of the Company (acting in the capacity of a director, officer or employee of the Company) or, to the Knowledge of the Company, any representative or agent of the Company (acting in the capacity of a representative or agent of the Company), (a) has been in violation of any Sanctions Laws, or (b) has been or was charged by any Governmental Authority with or has made any voluntary disclosure or paid any fine or penalty to any Governmental Authority concerning, or has been investigated for, a violation of any Sanctions Laws. There are not, and in the past five (5) years, there have not been, any Legal Proceedings, allegations, investigations or inquiries concerning any actual or suspected violations of any Sanctions Law pending or to the Knowledge of the Company threatened in writing against the Company, any director or officer or, to the Knowledge of the Company, any employee of the Company (acting in the capacity of a director, officer or employee of the Company) or, to the Knowledge of the Company, any representative or agent of the Company (acting in the capacity of a representative or agent of the Company). Neither the Company nor any director, officer or employee of any of the Company, is a Sanctioned Person. In the past five (5) years, the Company has not had, directly or indirectly, any unlawful transactions with or unlawful investments in any Sanctioned Person or Sanctioned Country.

3.25 No Other Representations or Warranties. The Company hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Aspen nor any other person on behalf of Aspen makes any express or implied representation or warranty with respect to Aspen or with respect to any other information provided to the Company, any of its stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Aspen set forth in Section 4 (in each case as qualified and limited by the Aspen Disclosure Schedule)) none of the Company, or any of its Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

Section 4. Representations and Warranties of Aspen and Merger Sub.

Except (i) as set forth in the written disclosure schedule delivered by Aspen to the Company (the “Aspen Disclosure Schedule”) or (ii) as disclosed in the Aspen SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval (EDGAR) system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in the Aspen SEC Documents shall be deemed to be disclosed in a section of the Aspen Disclosure Schedule only if it is reasonably apparent from a reading of such Aspen SEC Documents that it would be applicable to such section or subsection of the Aspen Disclosure Schedule, Aspen and Merger Sub represent and warrant to the Company as follows:

4.1 Due Organization; Subsidiaries.

(a) Each of Aspen and its Subsidiaries (including Merger Sub) is a corporation or other legal entity duly incorporated or formed, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations in all material respects under all Contracts by which it is bound. Since the date of their formation, Merger Sub have not engaged in any activities other than in connection with or as contemplated by this Agreement. All of Aspen’s Subsidiaries are wholly owned by Aspen.

(b) Each of Aspen and its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have an Aspen Material Adverse Effect.

(c) Except as set forth on Section 4.1(c) of the Aspen Disclosure Schedule, Aspen has no Subsidiaries other than Merger Sub and Aspen does not own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity other than Merger Sub. Aspen is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Aspen has not agreed and is not obligated to make, nor is Aspen bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Aspen has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

4.2 Organizational Documents. Aspen has delivered to the Company accurate and complete copies of Aspen’s Organizational Documents. Aspen is not in breach or violation of its Organizational Documents in any material respect.

4.3 Authority; Binding Nature of Agreement. Subject to obtaining the Required Aspen Stockholder Vote and the Aspen stockholder approval of the other Aspen Stockholder Matters (and with respect to the Equity Plan Proposals, in a form reasonably acceptable to Aspen as contemplated by the definition of such term), each of Aspen and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions that are contemplated to be consummated by it. The Aspen Board (at meetings duly called and held) has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Aspen and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Aspen Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Aspen vote to approve the Aspen Stockholder Matters. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Merger Sub and its sole stockholder, (y) deemed advisable and approved this Agreement and the Contemplated Transactions and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Aspen and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Aspen and Merger Sub, enforceable against each of Aspen and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

4.4 Vote Required. The affirmative vote of (i) the holders of a majority of the shares of Aspen Common Stock properly cast is the only vote of the holders of any class or series of Aspen’s capital stock necessary to approve the issuance of shares of Aspen Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (ii) the holders of a number of shares of Aspen Common Stock as required by Law is the only vote of the holders of any class or series of Aspen’s capital stock necessary to approve an amendment to the Aspen Charter to effect the Nasdaq Reverse Split (collectively, the “Required Aspen Stockholder Vote”).

4.5 Non-Contravention; Consents.

(a) Subject to obtaining the Required Aspen Stockholder Vote and the Aspen stockholder approval of the other Aspen Stockholder Matters, the Aspen stockholder approval of the other Aspen Stockholder Matters and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Aspen or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Aspen or its Subsidiaries;

(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Aspen or its Subsidiaries or any of the assets owned or used by Aspen or its Subsidiaries, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Aspen or its Subsidiaries or that otherwise relates to the business of Aspen, or any of the assets owned, leased or used by Aspen; or

(iv) cause a default (or an event that with notice or lapse of time or both would result in a default), give right to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit of Aspen or any of its Subsidiaries, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of Aspen or any of its Subsidiaries, in each case under any Aspen Material Contract and in each case except as would not be reasonably expected to have, individually or in the aggregate, an Aspen Material Adverse Effect.

(b) Except for (i) the Required Aspen Stockholder Vote and the Aspen stockholder approval of the other Aspen Stockholder Matters, (ii) the filing of the Certificate of Merger with the Secretary of State of Delaware pursuant to the DGCL, and (iii) such consents, waivers, approvals, orders authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Aspen nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions (in each case except under Aspen Contracts that are not Aspen Material Contracts, and in the case of such filings, notices or Consents under Aspen Material Contracts, except as the failure to make such filing, give such notice or obtain such Consent would not reasonably expected to have, individually or in the aggregate, an Aspen Material Adverse Effect).

(c) The Aspen Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

4.6 Capitalization.

(a) The authorized capital stock of Aspen consists of (i) 160,000,000 shares of Aspen Common Stock of which 44,658,511 shares have been issued and are outstanding as of January 26, 2024 (the “Capitalization Date”) and (ii) 10,000,000 shares of undesignated preferred stock, par value $0.0001 per share, of which no shares have been issued and are outstanding as of the Capitalization Date. Aspen does not hold any shares of its capital stock in its treasury.

(b) All of the outstanding shares of Aspen Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances. None of the outstanding shares of Aspen Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Aspen Common Stock is subject to any right of first refusal in favor of Aspen. Except as contemplated herein, there is no Aspen Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Aspen Common Stock. Aspen is not under any obligation, nor is Aspen bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Aspen Common Stock or other securities. Section 4.6(b) of the Aspen Disclosure Schedule accurately and completely describes all repurchase rights held by Aspen with respect to shares of Aspen Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable. With respect to any equity securities in Aspen subject to a “substantial risk of forfeiture” (within the meaning of Code Section 83 and the Treasury Regulations promulgated thereunder), the applicable holder thereof made a valid Code Section 83(b) election.

(c) Except for Aspen’s Amended and Restated 2015 Stock Option and Grant Plan, 2018 Stock Option and Incentive Plan, 2019 Inducement Plan, and 2020 Inducement Plan, each, as may be amended (the “Aspen Stock Plans”) and the Aspen 2018 Employee Stock Purchase Plan, as amended (the “Aspen ESPP”), and except as set forth on Section 4.6(c) of the Aspen Disclosure Schedule, Aspen does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the Capitalization Date, Aspen has reserved 63,538,248 shares of Aspen Common Stock for issuance under the Aspen Stock Plans, of which 44,658,511 shares have been issued and are currently outstanding, 6,141,130 shares have been reserved for issuance upon exercise or settlement of Aspen Options and Aspen Restricted Stock Units, as applicable, granted under the Aspen Stock Plans, and 12,738,607 shares remain available for future issuance pursuant to the Aspen Stock Plans. As of the Capitalization Date, Aspen has reserved 1,766,979 shares of Aspen Common Stock for future issuance pursuant to the Aspen ESPP (of which 302,831 shares have been issued and are currently outstanding). Section 4.6(c)(i) of the Aspen Disclosure Schedule sets forth the following information with respect to each Aspen Option and Aspen Restricted Stock Unit outstanding as of the Capitalization Date, as applicable: (i) the name of the holder, (ii) the number of shares of Aspen Common Stock subject to such Aspen Option and Aspen Restricted Stock Units at the time of grant, (iii) the number of shares of Aspen Common Stock subject to such Aspen Option and Aspen Restricted Stock Units as of the Capitalization Date, (iv) the exercise price of such Aspen Option, (v) the date on which such Aspen Option and Aspen Restricted Stock Units was granted, (vi) the applicable vesting schedule, including any acceleration provisions and the number of vested and unvested shares as of the Capitalization Date, (vii) the date on which such Aspen Option expires, (viii) whether such Aspen Option is intended to be an “incentive stock option” (as defined in the Code) or a nonqualified stock option and (ix) in the case of an Aspen Option, the plan pursuant to which such Aspen Option was granted. Aspen has made available to the Company accurate and complete copies of equity incentive plans pursuant to which Aspen has equity-based awards, the forms of all award agreements evidencing such equity-based awards and evidence of board and stockholder approval of the Aspen Stock Plans and any amendments thereto.

(d) Except for the outstanding Aspen Options and Aspen Restricted Stock Units or as set forth on Section 4.6(d) of the Aspen Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Aspen, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Aspen, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Aspen is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Aspen. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Aspen. The treatment of the Aspen Options and the Aspen Restricted Stock Units under this Agreement do not violate the terms of the Applicable Aspen Stock Plan.

(e) All outstanding shares of Aspen Common Stock, Aspen Options, Aspen Restricted Stock Units and other securities of Aspen have been issued and granted in compliance with (i) all applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

(f) With respect to Aspen Options and Aspen Restricted Stock Units granted pursuant to the Aspen Stock Plans, (i) each grant of an Aspen Option or Aspen Restricted Stock Unit was duly authorized no later than the date on which the grant of such Aspen Option and Aspen Restricted Stock Unit was by its terms to be effective (the “Aspen Grant Date”) by all necessary corporate action, including, as applicable, approval by the Aspen Board (or a duly constituted and authorized committee thereof) or duly authorized officer and any required stockholder approval by the necessary number of votes or written consents, (ii) each Aspen Option and Aspen Restricted Stock Unit grant was made in accordance with the terms of the Aspen Stock Plan pursuant to which it was granted and all other applicable Law and regulatory rules or requirements, and (iii) the per share exercise price of each Aspen Option was not less than the fair market value of a share of Aspen Common Stock on the applicable Aspen Grant Date.

4.7 SEC Filings; Financial Statements.

(a) All reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by Aspen with the SEC since January 1, 2021 (the “Aspen SEC Documents”) have been filed or furnished with the SEC on a timely basis (subject to extensions pursuant to Exchange Act Rule 12b-25). As of their respective dates, or, if amended prior to the date of this Agreement, as of the date of (and giving effect to) the last such amendment: (i) each of the Aspen SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (as the case may be); and (ii) no Aspen SEC Document contained when filed or furnished (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) any untrue statement of a material fact or omitted, as the case may be, to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Aspen SEC Documents (collectively, the “Certifications”) were, as of their respective dates and in all material respects, accurate and complete and complied as to form and content with all applicable Laws.

(b) The financial statements (including any related notes and schedules) contained or incorporated by reference in the Aspen SEC Documents: (i) complied as to form in all material respects with the Securities Act and the Exchange Act, as applicable, and the published rules and regulations of the SEC applicable thereto as in effect at the time of such filing; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act); and (iii) fairly present, in all material respects, the consolidated financial position of Aspen and its Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Aspen and its Subsidiaries for the periods covered thereby (subject, in the case of the unaudited financial statements, to the absence of footnotes and normal year-end audit adjustments that are not individually or in the aggregate material). No financial statements of any Person other than Aspen and its Subsidiaries are required by GAAP to be included in the consolidated financial statements of Aspen.

(c) Aspen’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Aspen, “independent” with respect to Aspen within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Aspen, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d) Except as set forth on Section 4.7(d) of the Aspen Disclosure Schedule Aspen has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Aspen Common Stock on Nasdaq. Aspen has not disclosed any unresolved comments in the Aspen SEC Documents.

(e) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of Aspen, the Aspen Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f) Except as set forth on Section 4.7(f) of the Aspen Disclosure Schedule, Aspen is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act, the Exchange Act and the applicable listing and governance rules and regulations of Nasdaq.

(g) Aspen maintains, and since January 1, 2021 has maintained, a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Aspen and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Aspen Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Aspen and its Subsidiaries that could have a material effect on Aspen’s financial statements. Since January 1, 2021, neither Aspen nor Aspen’s independent registered accountant has identified or been made aware of: (A) any significant deficiency or material weakness in the design or operation of the internal control over financial reporting utilized by Aspen, which is reasonably likely to adversely affect Aspen’s ability to record, process, summarize and report financial information; or (B) any fraud, whether or not material, that involves the management or other employees of Aspen who have a significant role in Aspen’s internal control over financial reporting. Aspen maintains disclosure controls and procedures (as defined by Rule 13a-15(e) or 15d-15(e) under the Exchange Act) that are reasonably designed to ensure that all information required to be disclosed in Aspen’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Aspen’s management as appropriate to allow timely decisions regarding required disclosure. Since January 1, 2021, the principal executive officer and the principal financial officer of Aspen have made all certifications required by the Exchange Act and the Sarbanes-Oxley Act. Aspen is in compliance in all material respects with all current listing and corporate governance requirements of Nasdaq.

(h) None of Aspen or any of its Subsidiaries has effected, entered into or created, or has any commitment to effect, enter into or create, any securitization transaction or “off-balance sheet arrangement” (as defined in Section 2.03 of Form 8-K under the Exchange Act).

(i) As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Aspen SEC Documents. To the Knowledge of Aspen, (i) none of the Aspen SEC Documents is the subject of ongoing SEC review and (ii) there are no material inquiries or investigations by the SEC or any internal investigations pending or threatened in writing regarding any accounting practices of Aspen.

(j) Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since January 1, 2021, none of Aspen or any of its Subsidiaries has made or permitted to remain outstanding any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Aspen.

4.8 Absence of Changes. Except as set forth on Section 4.8 of the Aspen Disclosure Schedule, between December 31, 2022 and the date of this Agreement, Aspen has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Aspen Material Adverse Effect or (b) action, event or occurrence that would have required consent of the Company pursuant to Section 5.1(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

4.9 Absence of Undisclosed Liabilities. Since December 31, 2022, Aspen and its Subsidiaries do not have any Liabilities of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for (i) Liabilities or obligations specifically disclosed, reflected or reserved against in the Aspen Balance Sheet; (ii) Liabilities incurred in the Ordinary Course of Business since the date of the Aspen Balance Sheet; (iii) Liabilities to perform under Contracts entered into by Aspen or its Subsidiaries (none of which is a Liability for breach of contract, breach of warranty, tort, infringement, violation of Law, or that relates to any lawsuit); (iv) Liabilities incurred in connection with the Contemplated Transactions; and (v) Liabilities that would not be reasonably expected to have, individually or in the aggregate, an Aspen Material Adverse Effect.

4.10 Title to Assets. Each of Aspen and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Aspen Balance Sheet and (b) all other tangible assets reflected in the books and records of Aspen as being owned by Aspen. All of such assets are owned or, in the case of leased assets, leased by Aspen or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

4.11 Real Property; Leasehold. Neither Aspen nor any of its Subsidiaries owns or has ever owned any real property. Aspen has made available to the Company (a) an accurate and complete list of all real properties with respect to which Aspen directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Aspen or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Aspen Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

4.12 Intellectual Property.

(a) Section 4.12(a) of the Aspen Disclosure Schedule contains a true and complete list of all issued Patents, Marks and Copyrights included in the Aspen Intellectual Property that are issued by, registered or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world (such registrations and applications, the “Aspen Registered IP”), including, with respect to each such item, (i) the jurisdiction of application/registration, (ii) the application or registration number, (iii) the date of filing, or issuance or registration, and (iv) the record owner or owners, for each such item. Each material item of Aspen Registered IP, except for Patents, is subsisting, valid and enforceable. With respect to Patents, each material item of Aspen Registered IP is subsisting and, to the Knowledge of Aspen, all issued Patents within the Aspen Registered IP are valid and enforceable. All filing, registration, maintenance, renewal and similar fees applicable to any Aspen Registered IP that are currently due have been paid, and all documents and certificates related to such items have been filed with the relevant Governmental Authority or other office or agency in the applicable jurisdictions for the purposes of filing, registering and maintaining such items, except as would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect.

(b) No interference, opposition, reissue, reexamination, or cancellation proceeding or other Legal Proceeding (other than routine ordinary course proceedings as part of patent prosecution) is pending or, to the Knowledge of Aspen, threatened regarding any Aspen Intellectual Property, including with respect to the scope, validity, enforceability, registration, priority, inventorship or ownership of, or rights to, any Aspen Intellectual Property.

(c) All founders, key employees and any other employees, contractors, consultants or other personnel involved in the development of Aspen Owned Intellectual Property have signed confidentiality and invention assignment agreements or similar agreements for the transfer or assignment of such Aspen Owned Intellectual Property pursuant to which both (i) Aspen has obtained ownership of and are the exclusive owners of all right, title and interest in and to such Aspen Owned Intellectual Property, and (ii) such personnel are bound by commercially reasonable confidentiality obligations with respect to all Aspen Intellectual Property. To the Knowledge of Aspen, no such personnel are in violation of any such agreements, or of any agreements with any prior employer or other Person with respect to development of any Aspen Owned Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect.

(d) Aspen Owned Intellectual Property is solely and exclusively owned by Aspen free and clear of any Encumbrance, other than Permitted Encumbrances. To the Knowledge of Aspen, except as would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect, the Aspen Licensed Intellectual Property is in-licensed by Aspen, free and clear of any Encumbrance, other than Permitted Encumbrances. Except as would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect, such ownership or licenses will not be affected by the execution, delivery, or performance of this Agreement or the consummation of the Transactions, and all Intellectual Property subject thereto will be owned or in-licensed by Aspen on the same terms and conditions thereafter. To the Knowledge of Aspen, Aspen owns or has a valid and enforceable license to use all material Intellectual Property necessary for, or used or held for use in, the operation of the business of Aspen as presently conducted; provided that the foregoing is not, and shall not be construed as, a representation or warranty regarding non-infringement, misappropriation or other violation by Aspen of the Intellectual Property of other Persons. To the Knowledge of Aspen, no current or former director, officer, employee or contractor of, or consultant to, Aspen owns or has any claim, right (whether or not currently exercisable) or interest (or, to the Knowledge of Aspen, has alleged that they own or have any such claim, right or interest) to or in any Aspen Intellectual Property.

(e) To the Knowledge of Aspen, the operation of the business of Aspen as of the date of this Agreement does not infringe, misappropriate or otherwise violate, and as currently conducted has not infringed, misappropriated or otherwise violated, and the further research, development and commercialization of Aspen Products as currently planned by Aspen will not infringe, misappropriate or otherwise violate, any Intellectual

Property owned by any other Person, except as would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect. As of the date hereof, neither Aspen, nor, to the Knowledge of Aspen, any of the licensors of Aspen, has received any notice or claim alleging any such infringement, misappropriation or other violation, including any so-called “invitation to license” letter. As of the date hereof, no Legal Proceeding, is pending or, to the Knowledge of Aspen, has been threatened, against Aspen or such licensors relating to any infringement, misappropriation or other violation of any Intellectual Property of any other Person.

(f) Neither Aspen nor Aspen Owned Intellectual Property is subject to any Order as of the date hereof, and neither Aspen nor, to the Knowledge of Aspen, any of its licensors has entered into or is a party to any agreement made in settlement of any pending litigation or other Legal Proceeding, which in any case restricts, impairs or relates Aspen’s to use or other exploitation in any manner of any Aspen Intellectual Property or of any other Intellectual Property owned by any other Person.

(g) To the Knowledge of Aspen, no Person is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated, any Aspen Intellectual Property, and no Legal Proceeding has been asserted or is pending or has been threatened against any Person alleging any such infringement, misappropriation or other violation of any Aspen Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect.

(h) Aspen has taken commercially reasonable steps necessary to maintain and protect the secrecy and confidentiality (including limitations on use) of all Trade Secrets and other confidential information included in Aspen Intellectual Property and, to the Knowledge of Aspen, there has not been any unauthorized use, disclosure of or access to any such Trade Secrets or other confidential information, except as would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect.

(i) Section 4.12(i) of Aspen Disclosure Schedule contains a true and complete list of any and all material Aspen Intellectual Property that is Government Funded IP. Aspen, and, to the Knowledge of Aspen, each of its licensors with respect to any Government Funded IP, have complied with any and all any Intellectual Property disclosure, licensing and other obligations under any applicable Aspen Contract referenced in clause (i) of the foregoing sentence, and no Governmental Authority or Governmental Authority-affiliated Entity, or university, college or other educational institution or research institute, has any right, title or interest (including any “march in” or co-ownership rights) in or to any Government Funded IP except, as would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect.

(j) To the Knowledge of Aspen, each item of Aspen Intellectual Property that is Aspen Registered IP owned by Aspen is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Aspen Registered IP in full force and effect have been made by the applicable deadline, except as would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect.

(k) Except as contained in agreements entered into in the ordinary course of business by Aspen as of the Closing Date or as disclosed in Section 4.12(k) of this Disclosure Schedule, (i) Aspen is not bound by any Aspen Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any infringement, misappropriation, or similar claim relating to Intellectual Property that is material to Aspen, taken as a whole and (ii) Aspen has not ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any material Intellectual Property right.

(l) Aspen has delivered or made available to Aspen, a complete and accurate copy of all Aspen License Agreements. With respect to each of the material Aspen License Agreements: and except as disclosed in Section 4.12(l) of the Disclosure Schedule (i) to the Knowledge of Aspen each such agreement is valid, binding on, enforceable against Aspen, in accordance with its terms, subject to the Enforceability Exceptions, (ii) Aspen has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived and (iii) neither Aspen nor to the Knowledge of Aspen, no other party to any such agreement, is in breach or default thereof in any material respect.

4.13 Agreements, Contracts and Commitments.

(a) Section 4.13(a) of the Aspen Disclosure Schedule identifies each of the following types of Aspen Contracts that is in effect as of the date of this Agreement, other than Aspen Employee Plans, the definitive agreements in respect of the Contemplated Transactions and Contracts filed as exhibits to the Aspen SEC Documents (each, an “Aspen Material Contract” and collectively, the “Aspen Material Contracts”):

(i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii) that relates to any material bonus, deferred compensation, or severance plans or arrangements;

(iii) evidencing a commitment by Aspen or any of its Subsidiaries to make a future capital expenditure in excess of $250,000 that is not terminable by such Entity upon notice of sixty (60) days or less without penalty or liability;

(iv) that requires payments by Aspen or any of its Subsidiaries after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or Entity providing employment related, consulting or independent contractor services, not terminable by Aspen or any of its Subsidiaries on thirty (30) calendar days’ or less notice without liability, except to the extent general principles of wrongful termination Law may limit Aspen’s, or such successor’s ability to terminate employees at will;

(v) (A) that includes (1) any “most favored nations” terms or conditions, including with respect to pricing, (2) containing exclusivity obligations or otherwise limiting the freedom or right of Aspen or any of its Subsidiaries to sell, distribute or manufacture any products or services for another person, or (3) any rights of first refusal, rights of first negotiation or similar obligations or restrictions, including such rights which provide a right of first negotiation or refusal to purchase, lease, sublease, license, sublicense, use, possess or occupy any securities, assets (including Intellectual Property) or other interest of Aspen or any of its Subsidiaries or (B) containing any provision or covenant that materially limits, or purports to materially limit, the ability of Aspen or any of its Subsidiaries to engage in any line of business (whether generally or in any geographic area) or compete with any Person or in any line of business or geographic area;

(vi) relating to or evidencing indebtedness for borrowed money or any guarantee of indebtedness for borrowed money by Aspen or any of its Subsidiaries in excess of $250,000 (excluding loans by Aspen to wholly-owned Subsidiaries in the Ordinary Course of Business);

(vii) providing for or governing the formation of any joint venture, partnership, strategic alliance, research and development collaboration, or similar arrangement;

(viii) providing for uncapped indemnification or guaranty to a third party, in each case except (A) as entered into in the Ordinary Course of Business and (B) for any Aspen Outbound License;

(ix) (A) pursuant to which any Person granted Aspen an exclusive license under any Intellectual Property, or (B) pursuant to which Aspen or any of its Subsidiaries granted any Person an exclusive license under any Aspen Intellectual Property (“Aspen License Agreements”);

(x) that has continuing obligations or interests involving (A) “milestone” or other similar contingent payments, including upon the achievement of development, regulatory or commercial milestones, or (B) payment of royalties or other amounts calculated based upon sales, revenue, income or similar measure of Aspen or any of its Subsidiaries;

(xi) that is a settlement, conciliation or similar Contract with or approved by any Governmental Authority (A) pursuant to which Aspen or any of its Subsidiaries will be required after the date of this Agreement to pay any monetary obligations or (B) that contains material obligations or limitations on the conduct of Aspen or any of its Subsidiaries (other than customary confidentiality obligations);

(xii) with any Governmental Authority, except for materials transfer agreements, agreements with academic institutions and non-disclosure agreements entered into in the Ordinary Course of Business;

(xiii) that is a clinical trial agreement, clinical study agreement or similar agreement;

(xiv) (A) that is a collective bargaining agreement or (B) with any labor organization;

(xv) that prohibits the payment of dividends or distributions in respect of the capital stock of Aspen or any of its Subsidiaries, the pledging of the capital stock or other equity interests of Aspen or any of its Subsidiaries or the issuance of any guaranty by Aspen or any of its Subsidiaries;

(xvi) relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(xvii) requiring payment by or to Aspen or any of its Subsidiaries after the date of this Agreement in excess of $150,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Aspen or any of its Subsidiaries, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Aspen or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Aspen or any of its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Aspen or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of Aspen or any of its Subsidiaries or any Contract to sell, distribute or commercialize any products or service of Aspen or any of its Subsidiaries, in each case, except for Aspen Contracts entered into in the Ordinary Course of Business;

(xviii) with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Aspen or any of its Subsidiaries in connection with the Contemplated Transactions; or

(xix) that was entered into since January 1, 2021 and (A) was entered into with any present or former officer, director or employee of Aspen or any of its Subsidiaries (other than indemnification agreements or any Employee Plans entered into in the ordinary course of business) or (B) is the type of Contract that would be required to be disclosed under Item 404 of Regulation S-K of the Exchange Act.

(b) Aspen has delivered or made available to the Company accurate and complete copies of all Aspen Material Contracts, including all amendments thereto. There are no Aspen Material Contracts that are not in written form. Aspen has not nor, to Aspen’s Knowledge as of the date of this Agreement, has any other party to an Aspen Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Aspen Material Contract in such manner as would permit any other party to cancel or terminate any such Aspen Material Contract, or would permit any other party to seek damages which would reasonably be expected to have an Aspen Material Adverse Effect. As to Aspen and its Subsidiaries, as of the date of this Agreement, each Aspen Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Aspen Material Contract to change any material amount paid or payable to Aspen under any Aspen Material Contract or any other material term or provision of any Aspen Material Contract.

4.14 Compliance; Permits; Restrictions.

(a) Each of Aspen and its Subsidiaries is, and since January 1, 2021, has been in compliance in all material respects with all Laws applicable to Aspen and its Subsidiaries, and, since January 1, 2021, Aspen has not received any written notice alleging any actual or suspected material violation with respect to any applicable Laws, or been charged with any unresolved material violation of any applicable Law, except in each case as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect.

(b) Each of Aspen and its Subsidiaries holds, and since January 1, 2021 has held, all Governmental Authorizations necessary for Aspen and its Subsidiaries to lawfully own, lease or otherwise hold and operate its properties and assets and conduct its business in the manner in which its business is currently being conducted, except where failure to hold such Governmental Authorizations is not, and would not reasonably be expected to be, individually or in the aggregate, material to Aspen and its Subsidiaries, taken as a whole. The Governmental Authorizations held by Aspen and its Subsidiaries are (i) valid and in full force and effect and (ii) are not subject to any administrative or judicial proceeding that would reasonably be expected to result in any termination, suspension, revocation or nonrenewal thereof (and, to the Knowledge of Aspen, no such termination, suspension, revocation or nonrenewal has been otherwise threatened in writing), and Aspen and its Subsidiaries are in compliance with the terms and requirements thereof, except in the case of each of clauses (i) and (ii) as would not reasonably be expected to be, individually or in the aggregate, material to Aspen and its Subsidiaries, taken as a whole.

(c) The Aspen Products, since January 1, 2021, have been, developed, studied, tested, manufactured, labeled, distributed and stored in compliance with all applicable Laws pertaining to preclinical- and clinical-stage product candidates, including those requirements relating to current Good Manufacturing Practices, Good Laboratory Practices, and Good Clinical Practices, and any equivalent non-U.S. Laws, except as would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect. As of the date hereof, neither Aspen nor its Subsidiaries nor, to the Knowledge of Aspen, any Collaboration Partner has received any written notices or other correspondence from any Drug Governmental Authority or any institutional review board or ethics committee with respect to any ongoing clinical or preclinical studies or trials (i) placing a clinical hold order on any such studies or trials or (ii) otherwise requiring the delay, termination, or suspension of such studies or trials. Since January 1, 2021, neither Aspen nor its Subsidiaries nor, to the Knowledge of Aspen, any Collaboration Partner has received any Form FDA 483, warning letter, notice of violation, or other written administrative, regulatory or enforcement notice from the FDA or any other Drug Governmental Authority related to the Aspen Products.

(d) Aspen and its Subsidiaries have filed with the applicable Drug Governmental Authorities all required material Healthcare Submissions with respect to the Aspen Products. All filings for Aspen Governmental Authorizations and Healthcare Submissions were complete and accurate in all material respects and in material compliance with applicable Laws and Orders when filed, or were subsequently corrected or completed by a subsequent filing made prior to the date hereof. No deficiencies have been asserted in writing by any applicable Drug Governmental Authority to Aspen and its Subsidiaries with respect to any Healthcare Submission, except as are not, and would not reasonably be expected to be, individually or in the aggregate, material to Aspen and its Subsidiaries, taken as a whole.

(e) Since January 1, 2021, neither Aspen nor its Subsidiaries, nor any authorized person acting on their behalf, has (i) made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Drug Governmental Authority, (ii) failed to disclose a material fact required to be disclosed to the FDA or any other Drug Governmental Authority or (iii) committed any act, made any statement or failed to make a statement to the FDA or any other Drug Governmental Authority, in each such case, that, at the time such statement was made or such disclosure or statement was not made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal

Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any Governmental Authority to invoke any similar policy, except for any act or statement or failure to make a statement that has not had, and would not reasonably be expected to have, individually or in the aggregate, an Aspen Material Adverse Effect.

(f) Neither Aspen nor its Subsidiaries, nor any director, officer or employee of Aspen or its Subsidiaries (acting in the capacity of a director, officer or employee of Aspen or its Subsidiaries) or, to the Knowledge of Aspen, any representative or agent of Aspen or its Subsidiaries (acting in the capacity of a representative or agent of Aspen or its Subsidiaries), has been: (i) debarred under 21 U.S.C. § 335a or any similar applicable Law; (ii) excluded under 42 U.S.C. §§ 1320a-7 or 1320a-7a or any similar applicable Law, including persons identified on the HHS/OIG List of Excluded Individuals/Entities; (iii) suspended or otherwise declared ineligible for U.S. or non-U.S. federal, state, provincial or other healthcare program participation, including persons identified on the General Services Administration’s List of Parties Excluded from Federal Programs; (iv) convicted of any crime or engaged in any conduct that would reasonably be expected to result in debarment, exclusion or suspension as described in the foregoing clauses (i), (ii) or (iii); (v) declared ineligible for awards of contracts by any U.S. or non-U.S. federal, state, provincial or other agency; (vi) disqualified as a clinical investigator by the FDA or any other Drug Governmental Authority; or (vii) convicted of any offense related to any U.S. or non-U.S. federal, state, provincial or other healthcare program.

(g) Except with respect to any Aspen Product for which Aspen has withdrawn and/or terminated the IND and/or CTA, as applicable, and excluding any compassionate use/named patient activities not sponsored by Aspen, Aspen has made available to the Company complete and accurate copies of (i) each investigational new drug application and all material correspondence relating to clinical trial applications submitted to the FDA or any other Drug Governmental Authority by or on behalf of Aspen, including any supplements or amendments thereto, relating to any Aspen Product, (ii) all final preclinical study and clinical trial results or reports relating to any Aspen Product, (iii) all documents in the possession of Aspen or its Subsidiaries related to inspections by any Drug Governmental Authority, in each case relating to any Aspen Product, (iv) all material information relating to adverse drug experiences, events or reactions or other safety information obtained or otherwise received by Aspen relating to any Aspen Product, and (v) clinical trial databases, clinical trial master files, and statistical programs for ongoing and completed clinical trials and studies in the possession of Aspen or its Subsidiaries or, to the Knowledge of Aspen, in a Collaboration Partner’s possession, relating to any Aspen Product. Aspen has a complete log of the material correspondence described in clause (i) of this section, except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to Aspen and its Subsidiaries, taken as a whole.

(h) As of the date of this Agreement, neither Aspen nor any of its Subsidiaries has any current or future obligation or requirement to issue any safety reports to the FDA or any other Drug Governmental Authority on any matter, including with respect to any investigational new drug application (IND) or clinical trial application (CTA), including with respect to any Aspen Product, and any such prior obligation or requirement has either been terminated by the FDA or other applicable Drug Governmental Authority or has been transferred to a third party without any further requirement on the part of Aspen in respect of such drug safety reporting or otherwise.

4.15 Legal Proceedings; Orders.

(a) Except as set forth in Section 4.15(a) of the Aspen Disclosure Schedule, there is no pending Legal Proceeding and, to the Knowledge of Aspen, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Aspen or any of its Subsidiaries or any Aspen Associate (in his or her capacity as such) or any of the material assets owned or used by Aspen or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) There is no Order to which Aspen or any of its Subsidiaries, or any of the material assets owned or used by Aspen or any of its Subsidiaries is subject. To the Knowledge of Aspen, no officer or other

Aspen Key Employee or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Aspen or any of its Subsidiaries or to any material assets owned or used by Aspen or any of its Subsidiaries.

4.16 Tax Matters.

(a) Each of Aspen and its Subsidiaries have filed with the appropriate Governmental Authority all income and other material Tax Returns that are required to be filed by it and such Tax Returns are true, correct and complete in all material respects. All income and other material Taxes due and owing by or with respect to Aspen and its Subsidiaries have been paid regardless of whether such Taxes have been shown as due and payable on any Tax Return. Aspen and its Subsidiaries have established on their relevant books and records, in accordance with GAAP, reserves that are adequate for the payment of any income or other material Taxes not yet due and payable. None of Aspen and its Subsidiaries currently is the beneficiary of any extension of time within which to file any income or other material Tax Return, other than customary extensions that have been obtained consistent with past practice. There are no Encumbrances on any of the assets of Aspen and its Subsidiaries that arose in connection with any failure to pay any material Tax, other than Permitted Encumbrances.

(b) None of Aspen and its Subsidiaries has executed any power of attorney with respect to Taxes which will continue in effect after the Closing other than any customary powers of attorney entered into with the Company’s Tax Return preparer or payroll provider solely for the purpose of filing Tax Returns on behalf of the Company.

(c) Except as would not be material to Aspen and its Subsidiaries, taken as a whole, Aspen and its Subsidiaries have: (i) complied with all applicable Laws relating to the payment, reporting and withholding (including any amount not withheld because of exemption or similar circumstance) of Taxes; (ii) within the manner prescribed by applicable Law, remitted to the proper Governmental Authority (or is properly holding for such remittance) all amounts required to be so withheld and remitted in connection with any amounts paid or owing to any employee, independent contractor, creditor, member, or other third party; (iii) properly collected and remitted sales, value added, and similar Taxes with respect to sales made to, or purchases made by, its customers or users; and (iv) as applicable, received and retained the appropriate certification or similar documentation to establish an exemption from withholding.

(d) Except as would not be material to Aspen and its Subsidiaries, taken as a whole, there is no dispute, audits, examinations, assessments or other actions concerning any Tax liability of Aspen and its Subsidiaries pending or, to the Knowledge of Aspen, threatened by any Governmental Authority against, or with respect to, Aspen and its Subsidiaries that remains unpaid, and none of Aspen and its Subsidiaries has received written notice of any threatened audits, examinations or assessments relating to any Taxes.

(e) None of Aspen and its Subsidiaries has waived any statute of limitations in respect of Taxes (other than as a result of any extension to file a Tax Return that is automatically granted) or agreed to, or requested, any extension of time with respect to a Tax assessment or deficiency, in each case that is in effect as of the date hereof.

(f) None of Aspen and its Subsidiaries has constituted a “distributing corporation” or “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(g) To the Knowledge of Aspen, none of Aspen and its Subsidiaries has entered into or been a party to any “listed transaction” within the meaning of Treasury regulations Section 1.6011-4(b)(2) for a taxable period for which the applicable statute of limitations remains open.

(h) None of Aspen and its Subsidiaries are party to any agreements relating to the allocation or sharing of Taxes, including Tax indemnity agreements, other than customary commercial contracts entered into in the Ordinary Course of Business the primary purpose of which does not relate to Tax.

(i) None of Aspen and its Subsidiaries (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (or similar provision of local, state or non-U.S. Law), other than any affiliated group of which Aspen is the common parent or (ii) has any liability for the Taxes of any Person (other than any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of local, state or non-U.S. Law) as a transferee or successor, or by contract other than customary commercial contracts entered into in the Ordinary Course of Business the primary purpose of which does not relate to Tax.

(j) None of Aspen and its Subsidiaries is subject to Tax in any jurisdiction other than the jurisdiction in which it is organized, by virtue of having a permanent establishment, fixed place of business or, to the Knowledge of Aspen, otherwise. As of the date hereof, no claim has been made by a Governmental Authority in a jurisdiction where Aspen or any of its Subsidiaries does not file Tax Returns that Aspen or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(k) Aspen is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code in the last five (5) years.

(l) Neither Aspen nor any of its Subsidiaries is aware of any facts or circumstances or has taken or agreed to take or refrain from taking any action, in each case, that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

4.17 Employee and Labor Matters; Benefit Plans.

(a) Aspen is, and has been since January 1, 2021, in compliance with all applicable Laws and Orders governing labor or employment, including Laws and Orders relating to employment practices, wages, hours, leaves, harassment, retaliation, equal employment opportunity, reasonable accommodations, break and meal periods, occupational safety and health, workers’ compensation, immigration and other terms and conditions of employment (including the proper classification and compensation of employees for purposes of the Fair Labor Standards Act and cognate state laws) and Laws and Orders in respect of any reduction in force, including notice, information and consultation requirements, except where the failure to so comply has not been, and would not reasonably be expected to be, individually or in the aggregate, material to Aspen, taken as a whole. Aspen does not have, or since January 1, 2021 has not had, any material liability with respect to any misclassification of any person as an independent contractor, consultant, temporary worker or contingent worker rather than as an “employee,” or with respect to any employee leased from another employer.

(b) Aspen is not a party to, nor does it have a duty to bargain for or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor union or works council representing any of its employees, there are no labor organizations representing any employees of Aspen and, as of the date hereof, there is not, to the Knowledge of Aspen, any attempt to organize any employees of Aspen for the purpose of forming or joining a labor union or works council. Since January 1, 2021 to the date hereof, there has been no strike, slowdown, picketing, lockout, job action, work stoppage, union organizing activity or other labor dispute, or, to the Knowledge of Aspen, any threat thereof, affecting Aspen or any of its employees.

(c) There is not, and since January 1, 2021 has not been, any Legal Proceeding pending, or to the Knowledge of Aspen, threatened in writing relating to employment, including relating to wages and hours, leave of absence, break and meal periods, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term-disability policy, safety, retaliation, libel, wrongful discharge, harassment, reasonable accommodations, immigration or discrimination matters involving any employee of Aspen, including unfair labor practices, misclassification of independent contractors or consultants, unlawful retaliation, discrimination or harassment complaints, in each case that is material to Aspen, taken as a whole.

(d) Within the past three (3) years, Aspen has not implemented any plant closing or layoff of employees that (in either case) violated the United States Worker Adjustment and Retraining Notification Act, as amended, or any similar state, local or foreign law (together, “WARN”) and Aspen has not incurred any material liability under WARN that remains unsatisfied.

(e) Section 4.17(e) of the Aspen Disclosure Schedule sets forth a correct and complete list of each material Aspen Employee Plan. Aspen has made available to Company, with respect to each material Aspen Employee Plan, accurate and complete copies (as applicable) of: (i) all plan documents and all amendments thereto, and all related trust or other funding documents, and in the case of unwritten material Aspen Employee Plans, a written description of the material terms thereof, (ii) the most recent determination letter or opinion letter issued by the IRS or the United States Department of Labor, (iii) the most recently filed annual return/report (Form 5500) and accompanying schedules and attachments thereto, (iv) the most recently prepared actuarial report and financial statements, (v) the most recent prospectus or summary plan descriptions and any material modifications thereto and (vi) all material correspondence with a Governmental Authority received in the last three (3) years with respect to such Aspen Employee Plan.

(f) Each Aspen Employee Plan that is intended to be qualified under Section 401(a) of the Code has received or is permitted to rely upon a favorable determination or opinion letter that it is so qualified, and to the Knowledge of Aspen, there are no circumstances that would reasonably be expected to cause the loss of such qualification.

(g) Except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to Aspen and its Subsidiaries, taken as a whole, each Aspen Employee Plan has been operated, maintained and administered in compliance with its terms and with the requirements prescribed by applicable Laws, including ERISA and the Code. As of the date hereof, no Legal Proceeding or governmental audit is pending with respect to any Aspen Employee Plan (other than routine claims for benefits) and, to the Knowledge of the Aspen, no such Legal Proceeding or governmental audit is threatened; and there are no governmental investigations pending or, to the Knowledge of the Aspen, threatened in connection with any Aspen Employee Plan, the assets of any trust under any Aspen Employee Plan or the plan sponsor, the plan administrator or any fiduciary under any Aspen Employee Plan.

(h) Neither Aspen nor any of its respective directors, officers, employees or agents has, with respect to any Aspen Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, that could reasonably be expected to result in the imposition of a future penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code, in each case applicable to Aspen or any Aspen Employee Plan or for which Aspen has any future indemnification obligation, except, in each case, as would not reasonably be expected, individually or in the aggregate, to result in material liability to Aspen.

(i) None of Aspen nor any of its respective ERISA Affiliates sponsors, maintains or contributes or is obligated to contribute to, or has ever sponsored, maintained or contributed or been obligated to contribute to, or has or is reasonably expected to have any direct or indirect liability with respect to, any (i) plan subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code, (ii) “multiemployer plan” within the meaning of Section 4001(a)(3) or 3(37) of ERISA, (iii) “multiple employer plan” (as defined in Section 4063 or 4064 of ERISA), (iv) “multiple employer welfare arrangement” within the meaning of Section 3(40)(A) of ERISA, or (v) any health or other welfare arrangement that is self-insured by Aspen.

(j) No Aspen Employee Plan provides for, and Aspen does not have any present or future obligation to provide, post-retirement or post-termination health, life insurance or other welfare benefits except as required under Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or similar state Law.

(k) Aspen does not have any obligation to pay or provide any tax “gross-up” or similar “make-whole” payments or indemnities to any current or former employee, officer, director or other service provider of Aspen.

(l) To the extent applicable, all Aspen Employee Plans maintained primarily for the benefit of employees outside of the United States comply with applicable Laws, and all such plans that are intended to be funded and/or book-reserved are funded and/or book-reserved, as appropriate, based on reasonable actuarial assumptions, except, in each case, as has not resulted in, and would not reasonably be expect to result in, individually or in the aggregate, material liability to Aspen.

(m) Neither the execution of this Agreement, nor the consummation of the Merger (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Section 280G of the Code) with respect to Aspen of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Section 280G of the Code), determined without regard to the application of Section 280G(b)(5) of the Code.

(n) Each Aspen Employee Plan that is a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) has been operated and maintained in compliance in all material respects with the requirements of Section 409A of the Code and the applicable guidance thereunder.

4.18 Environmental Matters. Since January 1, 2022, Aspen and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by Aspen of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in an Aspen Material Adverse Effect. Neither Aspen nor any of its Subsidiaries has received since January 1, 2022, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Aspen or any of its Subsidiaries is not in compliance with any Environmental Law, and, to the Knowledge of Aspen, there are no circumstances that may prevent or interfere with Aspen’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have an Aspen Material Adverse Effect. To the Knowledge of Aspen: (i) no current or prior owner of any property leased or controlled by Aspen or any of its Subsidiaries has received since January 1, 2022, any written notice or other communication relating to property owned or leased at any time by Aspen or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Aspen or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (ii) neither Aspen nor any of its Subsidiaries has any material liability under any Environmental Law.

4.19 Insurance. Aspen has made available to the Company accurate and complete copies or summaries of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Aspen and its Subsidiaries (including Merger Sub). Each of such insurance policies is in full force and effect and Aspen and its Subsidiaries (including Merger Sub) are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2022, neither Aspen nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Aspen and its Subsidiaries (including Merger Sub) has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Aspen or such Subsidiary for which Aspen or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Aspen or any of its Subsidiaries of its intent to do so.

4.20 Transactions with Affiliates. Except as set forth in the Aspen SEC Documents filed prior to the date of this Agreement, since the date of Aspen’s last proxy statement filed in 2023 with the SEC, no event has occurred that would be required to be reported by Aspen pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 4.20 of the Aspen Disclosure Schedule identifies each Person who is (or who may be deemed to be) an Affiliate of Aspen as of the date of this Agreement.

4.21 No Financial Advisors. Except as set forth on Section 4.21 of the Aspen Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Aspen.

4.22 Valid Issuance. The Aspen Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

4.23 Privacy and Data Security. Since January 1, 2021, each of Aspen and its Subsidiaries has complied with all applicable Privacy Laws, including with respect to the collection, acquisition, use, storage and transfer (including cross-border transfer) of Personal Information, except for such non-compliance as is not, and would not reasonably be expected to be, individually or in the aggregate, material to Aspen and its Subsidiaries, taken as a whole. Since January 1, 2021, Aspen and its Subsidiaries have complied in all material respects with each of their respective Privacy Policies, if applicable and required. Aspen and its Subsidiaries maintain commercially reasonable policies, procedures and security measures with respect to the physical and electronic security and privacy of Personal Information that are designed to achieve compliance in all material respects with Privacy Laws, and Aspen and its Subsidiaries are in compliance in all material respects with such policies and procedures. To the Knowledge of Aspen, there have been no material breaches or material violations of any security measures of Aspen and its Subsidiaries, or any material unauthorized access, use or disclosure of any Personal Information. None of Aspen and its Subsidiaries has received written notice (or, to the Knowledge of Aspen, any other communication) of (a) any material violation or breach, or alleged material violation or breach, of Privacy Laws and/or Privacy Policies, or (b) any claims against any of Aspen and its Subsidiaries by any Person, and there is no Legal Proceeding pending or, to Knowledge of Aspen, threatened against any of Aspen and its Subsidiaries, alleging a violation or breach of Privacy Laws and/or Privacy Policies, except in each case as would not be material to Aspen and its Subsidiaries, taken as a whole.

4.24 Anti-Corruption.

(a) Neither Aspen nor Merger Sub, nor any director or officer or, to the Knowledge of Aspen, any employee of Aspen or Merger Sub (acting in the capacity of a director, officer or employee of Aspen or Merger Sub) or, to the Knowledge of Aspen or Merger Sub, any representative or agent of Aspen or Merger Sub (acting in the capacity of a representative or agent of Aspen or Merger Sub), has directly or indirectly (i) given any funds (whether of Aspen or Merger Sub or otherwise) for unlawful contributions, unlawful gifts or unlawful entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to, or otherwise unlawfully provided anything of value to, any foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or solicited or accepted any such payment or thing of value, or (iii) violated any provision of any Anti-Corruption Law. Since January 1, 2021, neither Aspen nor Merger Sub, nor any director or officer or, to the Knowledge of Aspen, any employee of Aspen or Merger Sub (acting in the capacity of a director, officer or employee of Aspen or Merger Sub) or, to the Knowledge of Aspen, any representative or agent of Aspen or Merger Sub (acting in the capacity of a representative or agent of Aspen or Merger Sub), has not received any written communication (or, to the Knowledge of Aspen, any other communication) that alleges any of the foregoing. To the Knowledge of Aspen, Aspen has disclosed to the Company any and all allegations that have been made of any potential wrongdoing by Aspen, Merger Sub, or by any director, officer, employee, agent or representative of Aspen or Merger Sub (acting in the capacity of a director, officer, employee, agent or representative of Aspen or Merger Sub) with respect to any Anti-Corruption Law.

(b) There are not, and since January 1, 2021, there have not been, any Legal Proceedings with respect to any Anti-Corruption Law pending or, to the Knowledge of Aspen, threatened in writing against Aspen, Merger Sub, any director or officer or, to the Knowledge of Aspen, any employee of Aspen or Merger Sub (acting in the capacity of a director, officer or employee of Aspen or Merger Sub) or, to the Knowledge of Aspen, any representative or agent of Aspen or Merger Sub (acting in the capacity of a representative or agent of Aspen or Merger Sub). Since January 1, 2021, neither Aspen nor Merger Sub, nor any director or officer or, to the Knowledge of Aspen, any employee of Aspen or Merger Sub (acting in the capacity of a director, officer or employee of Aspen or Merger Sub) or, to the Knowledge of Aspen, any representative or agent of Aspen or Merger Sub (acting in the capacity of a representative or agent of Aspen or Merger Sub), has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement, omission or other potential violation or liability arising under or relating to any Anti-Corruption Law.

4.25 Sanctions Laws. Since January 1, 2021, neither Aspen nor Merger Sub, nor any director or officer or, to the Knowledge of Aspen, any employee of Aspen nor Merger Sub (acting in the capacity of a director, officer or employee of Aspen or Merger Sub) or, to the Knowledge of Aspen, any representative or agent of Aspen nor Merger Sub (acting in the capacity of a representative or agent of Aspen nor Merger Sub), (a) has been in violation of any Sanctions Laws, or (b) has been or was charged by any Governmental Authority with or has made any voluntary disclosure or paid any fine or penalty to any Governmental Authority concerning, or has been investigated for, a violation of any Sanctions Laws. There are not, and since January 1, 2021, there have not been, any Legal Proceedings, allegations, investigations or inquiries concerning any actual or suspected violations of any Sanctions Law pending or to the Knowledge of Aspen threatened in writing against Aspen, any director or officer or, to the Knowledge of Aspen, any employee of Aspen nor Merger Sub (acting in the capacity of a director, officer or employee of Aspen nor Merger Sub) or, to the Knowledge of Aspen, any representative or agent of Aspen nor Merger Sub (acting in the capacity of a representative or agent of Aspen nor Merger Sub). Neither Aspen nor Merger Sub, nor any director, officer or employee of any of Aspen or Merger Sub, is a Sanctioned Person. Since January 1, 2021, neither Aspen nor Merger Sub has had, directly or indirectly, any unlawful transactions with or unlawful investments in any Sanctioned Person or Sanctioned Country.

4.26 No Other Representations or Warranties. Aspen hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither the Company nor any of its Subsidiaries nor any other person on behalf of the Company or its Subsidiaries makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Aspen, Merger Sub or stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of the Company set forth in Section 3 (in each case as qualified and limited by the Company Disclosure Schedule)) none of Aspen, Merger Sub nor any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

Section 5. Certain Covenants of the Parties.

5.1 Operation of Aspen’s Business.

(a) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth on Section 5.1(a) of the Aspen Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 10 and the Effective Time (the “Pre-Closing Period”), Aspen shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (x) conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Aspen Material Contracts and (y) continue to pay material outstanding accounts payable and other material current Liabilities (including payroll) when due and payable.

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(b) of the Aspen Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Aspen shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Aspen Common Stock from terminated employees, directors or consultants of Aspen);

(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for Aspen Common Stock issued upon the valid exercise or settlement of outstanding Aspen Options or Aspen Restricted Stock Units, as applicable), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;

(iii) except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment;

(vi) (A) adopt, establish or enter into any Aspen Employee Plan, including, for avoidance of doubt, any equity awards plans, (B) cause or permit any Aspen Employee Plan to be amended other than as required by Law or in order to make amendments for the purposes of compliance with Section 409A of the Code, (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees, (D) increase or amend the severance or change of control benefits offered to any current or new employees, directors or consultants, or (E) hire or engage any officer, or, employee; provided, however, that consultants may be retained on terms permitting termination by Aspen without notice to provide supplemental support services as reasonably may be needed by Aspen, or to fill vacancies to the extent such positions are existing as of the date hereof and which vacancies occur after the date hereof;

(vii) enter into any material transaction outside the Ordinary Course of Business;

(viii) acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties;

(ix) (A) make, change or revoke any material Tax election; (B) file any amended income or other material Tax Return; (C) adopt or change any material accounting method in respect of Taxes; (D) enter into any material Tax closing agreement, settle any material Tax claim or assessment; (E) consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment (other than as a result of any extension to file a Tax Return that is automatically granted); or (F) apply for or surrender any claim for Tax refund;

(x) waive, settle or compromise any pending or threatened Legal Proceeding against Aspen or any of its Subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 individually or $300,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of Aspen or its Subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by Aspen or any of its Subsidiaries;

(xi) delay or fail to repay when due any material obligation, including accounts payable and accrued expenses (provided, however, that any such accounts payable or accrued expenses need not be paid if the validity or amount thereof shall at the time be contested in good faith);

(xii) forgive any loans to any Person, including its employees, officers, directors or Affiliate;

(xiii) terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(xiv) (A) materially change pricing or royalties or other payments set or charged by Aspen or any of its Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to Aspen or any of its Subsidiaries;

(xv) enter into, amend or terminate any Aspen Material Contract except as permitted under subparagraph (c) below; or

(xvi) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Aspen prior to the Effective Time. Prior to the Effective Time, Aspen shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

(c) Notwithstanding any provision herein to the contrary (including the foregoing provisions of this Section 5.1), Aspen may engage in the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) and/or winding down of Aspen’s business or operations as they exist prior to the Closing or the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) or other disposition of any Aspen Pre-Closing Asset (each, an “Aspen Pre-Closing Transaction”), including entering into Contracts or amending or terminating Contracts in connection with any of the foregoing; provided, however, that if any Aspen Pre-Closing Transaction results in obligations of Aspen that will extend after Closing, then such terms shall be reasonably acceptable to Company.

5.2 Operation of the Company’s Business.

(a) Except (i) as expressly contemplated or permitted by this Agreement, including the Subscription Agreement, (ii) as set forth in Section 5.2(a) of the Company Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of Aspen (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Company Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement, including the Subscription Agreement, (ii) as set forth in Section 5.2(b) of the Company Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of Aspen (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of Company Capital Stock or other securities (except for shares of Company Common Stock from terminated employees, directors or consultants of the Company);

(ii) except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: (A) any capital stock or other security of the Company or any of its Subsidiaries (except for shares of outstanding Company Common Stock issued upon the valid exercise of Company Options), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company or any of its Subsidiaries;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $500,000;

(vi) (A) adopt, establish or enter into any Company Employee Plan, including, for the avoidance of doubt, any equity awards plans, (B) cause or permit any Company Employee Plan to be amended other than as required by Law or in order to make amendments for the purposes of compliance with Section 409A of the Code, (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees, (D) increase or amend the severance or change of control benefits offered to any current or new employees, directors or consultants, or (E) hire or engage any officer or employee;

(vii) enter into any material transaction outside the Ordinary Course of Business;

(viii) acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties in excess of $250,000, except in the Ordinary Course of Business;

(ix) sell, assign, transfer, license, sublicense or otherwise dispose of any material Company Intellectual Property (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(x) (A) make, change or revoke any material Tax election; (B) file any amended income or other material Tax Return; (C) adopt or change any material accounting method in respect of Taxes; (D) enter into any material Tax closing agreement, settle any material Tax claim or assessment; (E) consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment (other than as a result of any extension to file a Tax Return that is automatically granted); or (F) apply for or surrender any claim for Tax refund;

(xi) waive, settle or compromise any pending or threatened Legal Proceeding against the Company or any of its Subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $100,000 individually or $300,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of the Company or its Subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by the Company or any of its Subsidiaries;

(xii) delay or fail to repay when due any material obligation, including accounts payable and accrued expenses (provided, however, that any such accounts payable or accrued expenses need not be paid if the validity or amount thereof shall at the time be contested in good faith);

(xiii) forgive any loans to any Person, including its employees, officers, directors or Affiliate;

(xiv) terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(xv) (A) materially change pricing or royalties or other payments set or charged by the Company or any of its Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to the Company or any of its Subsidiaries;

(xvi) enter into, amend or terminate any Company Material Contract, except in the Ordinary Course of Business in a manner that would not otherwise require Aspen’s consent pursuant to this Section 5.2 and would not reasonably be expected to prevent or to materially impede or delay the consummation of the Contemplated Transactions; or

(xvii) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give Aspen, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

5.3 Access and Investigation.

(a) Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Aspen, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request, (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary, and (d) make available to the other Party copies of any material notice, report or other document filed with or sent to or received from any Governmental Authority in connection with the Contemplated Transactions. Any investigation conducted by either Aspen or the Company pursuant to this Section 5.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party. Aspen shall not be required to provide any information or documents pursuant to this Section 5.3 relating to any Acquisition Transaction or Acquisition Inquiry.

(b) Notwithstanding anything herein to the contrary in this Section 5.3, no access or examination contemplated by this Section 5.3 shall be permitted to the extent that it would require any Party or its Subsidiaries to waive the attorney-client privilege or attorney work product privilege, or violate any applicable Law; provided, that such Party or its Subsidiary (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information) and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver.

5.4 No Solicitation.

(a) Each of Aspen and the Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making or submission of any Acquisition Proposal or Acquisition Inquiry, (ii) furnish any non-public information regarding Aspen or the Company (as applicable) to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage in discussions or negotiations (other than to inform any Person of the existence of the provisions of this Agreement) with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal (except as provided in Section 6.2 and Section 6.3), (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction (except as provided in Section 6.2 and Section 6.3), or (vi) publicly propose, resolve or agree to do any of the foregoing (except as provided in Section 6.2 and Section 6.3); provided, however, that, notwithstanding anything contained in this Section 5.4 and subject to compliance with this Section 5.4, prior to the receipt of the Required Aspen Stockholder Vote as to Aspen or prior to the receipt of the Required Company Stockholder Vote, as to the Company, each Party may furnish non-public information regarding itself and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which that Party’s Board (or a committee thereof) determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes, or is reasonably likely to constitute or result in, a Superior Offer (and is not withdrawn) if: (A) such Party and the Representatives of such Party shall not have breached this Section 5.4 in any material respect, (B) the Party’s Board (or a committee thereof) concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would be inconsistent with such Party’s Board’s fiduciary duties under applicable Law, (C) prior to providing any non-public information about itself, the Party receives from such Person an executed Acceptable Confidentiality Agreement (the negotiation of which shall not be prohibited by this Agreement) and (D) simultaneous with furnishing any such non-public information to such Person, the Party furnishes such non-public information to the other Party (to the extent such information has not been previously furnished to the other Party). Without limiting the generality of the foregoing, each of Aspen and the Company acknowledges and agrees that, in the event any of its Representative takes any action with its consent that, if taken by such Party, would constitute a breach of this Section 5.4 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.4 by such Party for purposes of this Agreement. Notwithstanding anything to the contrary in this Agreement, (a) each of Aspen and the Company may (i) grant any waiver with respect to, or release, any standstill provision or similar restriction in order to permit a third party to make an Acquisition Proposal or Acquisition Inquiry or (ii) contact any Person that has made an Acquisition Proposal or Acquisition Inquiry after the date hereof to clarify the terms thereof so that the receiving Party’s Board (or a committee thereof) may inform itself of such Acquisition Proposal or Acquisition Inquiry and (b) nothing in this Section 5.4 shall prohibit the Company from contacting any Person for the purposes of entering into transactions for capital raising purposes that are otherwise in accordance with the terms of this Agreement.

(b) If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one (1) Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.

(c) Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information provided to such Person.

5.5 Notification of Certain Matters. During the Pre-Closing Period, each of the Company, on the one hand, and Aspen, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, (b) any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director, officer or Aspen Key Employee or Company Key Employee (as applicable) of such Party, (c) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement or (d) the failure of such Party to comply with any covenant or obligation of such Party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Section 7, Section 8 or Section 9, as applicable, impossible or materially less likely. No such notice shall be deemed to supplement or amend the Company Disclosure Schedule or the Aspen Disclosure Schedule for the purpose of (x) determining the accuracy of any of the representations and warranties made by the Company in this Agreement or (y) determining whether any condition set forth in Section 7, Section 8 or Section 9 has been satisfied. Any failure by either Party to provide notice pursuant to this Section 5.5 shall not be deemed to be a breach for purposes of Section 8.2 or Section 9.2, as applicable, unless such failure to provide such notice was knowing and intentional.

Section 6. Additional Agreements of the Parties.

6.1 Registration Statement, Proxy Statement.

(a) As promptly as practicable after the date of this Agreement, (i) Aspen shall prepare and file with the SEC a proxy statement relating to the Aspen Stockholder Meeting to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and (ii) Aspen, in cooperation with the Company, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which the Proxy Statement shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Aspen Common Stock to be issued by virtue of the Contemplated Transactions. Aspen shall use commercially reasonable efforts to (i) cause the Registration Statement to comply with applicable rules and regulations promulgated by the SEC, (ii) cause the Registration Statement to become effective as promptly as practicable, (iii) respond promptly to any comments or requests of the SEC or its staff related to the Registration Statement. Aspen shall take all or any action required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of Aspen Common Stock pursuant to the Contemplated Transactions. Each of the Parties shall reasonably cooperate with the other Party and furnish all information concerning itself and their Affiliates, as applicable, to the other Parties that is required by Law to be included in the Registration Statement as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement.

(b) Aspen covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will (i) comply as to form in all material respects with the requirements of applicable U.S. federal securities laws and the DGCL as well as the SEC form requirements, and (ii) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by or on behalf of the Company to Aspen for inclusion in the Registration Statement (including the Company Financials) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither Party makes any covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the other Party or any of its Representatives regarding such other Party or its Affiliates for inclusion therein.

(c) Aspen shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Aspen’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. If at any time before the Effective Time, (i) Aspen, Merger Sub or the Company (A) become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, (B) receives notice of any SEC request for an amendment or supplement to the Registration Statement or for additional information related thereto, or (C) receives SEC comments on the Registration Statement, or (ii) the information provided in the Registration Statement has become “stale” and new information should be disclosed in an amendment or supplement to the Registration Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in Aspen filing such amendment or supplement with the SEC (and, if appropriate, in mailing such amendment or supplement to the Aspen stockholders) or otherwise addressing such SEC request or comments and each Party and shall use their commercially reasonable efforts to cause any such amendment to become effective, if required. Aspen shall promptly notify the Company if it becomes aware (1) that the Registration Statement has become effective, (2) of the issuance of any stop order or suspension of the qualification or registration of the Aspen Common Stock issuable in connection with the Contemplated Transactions for offering or sale in any jurisdiction, or (3) any order of the SEC related to the Registration Statement, and shall promptly provide to the Company copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC, on the other hand, with respect to the Registration Statement and all orders of the SEC relating to the Registration Statement.

(d) The Company shall reasonably cooperate with Aspen and provide, and cause its Representatives to provide, Aspen and its Representatives, with all true, correct and complete information regarding the Company that is required by Law to be included in the Registration Statement or reasonably requested by Aspen to be included in the Registration Statement (collectively, the “Company Required S-4 Information”). Without limiting the foregoing, the Company will use commercially reasonable efforts to cause to be delivered to Aspen a consent letter of the Company’s independent accounting firm, dated no more than three (3) Business Days before the date on which the Registration Statement is filed with the SEC (and reasonably satisfactory in form and substance to Aspen), that is customary in scope and substance for consent letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. Aspen may not file the Registration Statement, or any amendment or supplement thereto, without the prior consent of the Company, provided that Aspen has included the Company Required S-4 Information in the Registration Statement in substantially the same form as it was provided to Aspen by the Company pursuant to this Section 6.1; provided, further, that if the prior consent of the Company is not obtained then, notwithstanding anything else herein, the Company makes no covenant or representation regarding the portion of such information supplied by or on behalf of the Company to Aspen for inclusion in such Registration Statement that the Company reasonably identifies prior to such filing of the Registration Statement.

(e) As promptly as reasonably practicable following the date of this Agreement, the Company will furnish to Aspen (i) audited financial statements for each of its fiscal years required to be included in the

Registration Statement (the “Company Audited Financial Statements”) and (ii) unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”). Each of the Company Audited Financial Statements and the Company Interim Financial Statements will be suitable for inclusion in the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.

6.2 Company Stockholder Written Consent.

(a) Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than four (4) Business Days thereafter, the Company shall have obtained the approval by written consent from Company stockholders representing no less than 88% of the voting power of the Company, which is sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL (the “Company Stockholder Written Consents”). Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions.

(b) As promptly as reasonably practicable following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the Organizational Documents of the Company and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 6.2(b) shall be subject to Aspen’s advance review and reasonable approval.

(c) The Company agrees that: (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the Contemplated Transactions (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”) and (ii) except as provided in Section 6.2(d), the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Aspen, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Aspen or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed.

(d) Notwithstanding anything to the contrary contained in Section 6.2(c), and subject to compliance with Section 5.4 and Section 6.2, if at any time prior to approval and adoption of this Agreement by the Required Company Stockholder Vote, the Company receives a Superior Offer, the Company Board may withhold, amend, withdraw or modify the Company Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Company Board Recommendation) in a manner adverse to Aspen (collectively, a “Company Board Adverse Recommendation Change”), if, but only if, following the receipt of and on account of such Superior Offer, (i) the Company Board (or a committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has, and has caused its financial advisors and outside legal counsel to, during the Company Notice Period (as defined below) negotiated with Aspen to the extent required by clause (y) below and (iii) if after Aspen shall have delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Company Notice Period pursuant to clause (y) of the proviso to this sentence, the Company Board (or a committee thereof) shall have determined in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) Aspen receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least four (4) Business Days in advance of the Company Board Adverse Recommendation Change (the “Company Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Company Notice Period, Aspen shall be entitled to deliver to the Company one or more counterproposals to such Acquisition Proposal and the Company will, and cause its Representatives to, negotiate with Aspen in good faith (to the extent Aspen desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, to attempt to make the applicable Acquisition Proposal cease to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Company’s stockholders would receive as a result of such potential Superior Offer), the Company shall be required to provide Aspen with notice of such material amendment and the Company Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Company Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.2(d) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Company Notice Period as so extended (it being understood that there may be multiple extensions).

(e) The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consents in accordance with Section 6.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Acquisition Inquiry, Acquisition Proposal or Company Board Adverse Recommendation Change.

6.3 Aspen Stockholder Meeting.

(a) Aspen shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Aspen Common Stock to consider and vote upon the Aspen Stockholder Matters and, if mutually agreed between the parties, the routine annual meeting approvals in compliance with Nasdaq (the “Aspen Stockholder Meeting”). The Aspen Stockholder Meeting shall be held as promptly as practicable after the date that the Registration Statement is declared effective under the Securities Act, and in any event, no later than forty-five (45) days after the effective date of the Registration Statement. Aspen shall take reasonable measures to ensure that all proxies solicited in connection with the Aspen Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Aspen Stockholder Meeting, or a date preceding the date on which the Aspen Stockholder Meeting is scheduled, Aspen reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Aspen Stockholder Vote, whether or not a quorum would be present, or (ii) it will not have sufficient shares of Aspen Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Aspen Stockholder Meeting, Aspen may postpone or adjourn, or make one or more successive postponements or adjournments of, the Aspen Stockholder Meeting as long as the date of the Aspen Stockholder

Meeting is not postponed or adjourned more than an aggregate of forty-five (45) days in connection with any postponements or adjournments, provided, however, that more than one postponement or adjournment shall not be permitted without the Company’s prior written consent.

(b) Subject to Section 6.3, Aspen agrees that (i) the Aspen Board shall recommend that the holders of Aspen Common Stock vote to approve the Specified Aspen Stockholder Matters and (ii) the Proxy Statement shall include a statement to the effect that the Aspen Board recommends that Aspen’s stockholders vote to approve the Specified Aspen Stockholder Matters (such recommendation of the Aspen Board being referred to as the “Aspen Board Recommendation”). In addition, the Aspen Board shall recommend that the holders of Aspen Common Stock vote to approve the other Aspen Stockholder Matters (the “Aspen Second Board Recommendation”).

(c) Notwithstanding anything to the contrary contained in Section 6.3(b), and subject to compliance with Section 5.4 and this Section 6.3(c), if at any time prior to approval and adoption of this Agreement by the Required Aspen Stockholder Vote, if Aspen receives a Superior Offer, the Aspen Board may withhold, amend, withdraw or modify the Aspen Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Aspen Board Recommendation) in a manner adverse to the Company (collectively, a “Aspen Board Adverse Recommendation Change”), approve, endorse or recommend an Acquisition Proposal that constitutes a Superior Offer or enter into any agreement or other Contract contemplating or otherwise relating to an Acquisition Proposal that constitutes a Superior Offer, if, but only if, following the receipt of and on account of such Superior Offer: (i) the Aspen Board (or a committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (ii) Aspen has, and has caused its financial advisors and outside legal counsel to, during the Aspen Notice Period (as defined below) negotiated with the Company to the extent required by clause (y) below, and (iii) if after the Company shall have delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Aspen Notice Period pursuant to clause (y) of the proviso to this sentence, the Aspen Board (or a committee thereof) shall have determined in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) the Company receives written notice from Aspen confirming that the Aspen Board has determined to change its recommendation at least four (4) Business Days in advance of the Aspen Board Adverse Recommendation Change (the “Aspen Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Aspen Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Aspen Notice Period, the Company shall be entitled to deliver to Aspen one or more counterproposals to such Acquisition Proposal and Aspen will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, to attempt to make the applicable Acquisition Proposal cease to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Aspen’s stockholders would receive as a result of such potential Superior Offer), Aspen shall be required to provide the Company with notice of such material amendment and the Aspen Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Aspen Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.3(c) and the Aspen Board shall not make an Aspen Board Adverse Recommendation Change prior to the end of such Aspen Notice Period as so extended (it being understood that there may be multiple extensions). In addition, notwithstanding anything to the contrary in Section 6.3(b), at any time prior to the adoption of this Agreement by the Required Aspen Stockholder Vote, the Aspen Board may withhold, amend, withdraw or modify the Aspen Second Board Recommendation in its exercise of its fiduciary duties.

(d) Nothing contained in this Agreement shall prohibit Aspen or the Aspen Board (or a committee thereof) from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided,

however, that in no event shall this Section 6.3(d) permit a definitive Aspen Board Adverse Recommendation Change without complying with the provisions of this Section 6.3. For the avoidance of doubt, no statement that Aspen is unable to take a position or is considering its position or a “stop, look and listen” communication shall constitute an Aspen Board Adverse Recommendation Change.

(e) Aspen’s obligation to call, give notice of and hold the Aspen Stockholder Meeting in accordance with Section 6.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any Aspen Board Adverse Recommendation Change (unless this Agreement is terminated in connection therewith).

6.4 Efforts; Regulatory Approvals.

(a) The Parties shall use reasonable best efforts to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect, (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

(b) Notwithstanding the generality of the foregoing, each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Authority.

(c) Without limiting the generality of the foregoing, Aspen shall give the Company prompt written notice of any litigation against Aspen and/or its directors relating to this Agreement or the Contemplated Transactions (“Aspen Transaction Litigation”) (including by providing copies of all pleadings with respect thereto) and keep Company reasonably informed with respect to the status thereof. Aspen will (i) give the Company the opportunity to participate in, but not control, the defense, settlement or prosecution of any Aspen Transaction Litigation (to the extent that the attorney-client privilege is not waived, undermined, or otherwise adversely affected; provided that Aspen and the Company will use commercially reasonable efforts to find alternative solutions to not undermine or adversely effect the privilege such as entering into common interest agreements, joint defense agreements or similar agreements), (ii) consult with the Company with respect to the defense, settlement and prosecution of any Aspen Transaction Litigation and (iii) consider in good faith the Company’s advice with respect to such Aspen Transaction Litigation. Aspen will obtain the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed) prior to settling or satisfying any such claim. Without otherwise limiting the D&O Indemnified Parties’ rights with regard to the right to counsel, following the Effective Time, the D&O Indemnified Parties shall be entitled to continue to retain Goodwin Procter LLP or such other counsel selected by such Indemnified Parties to defend any Aspen Transaction Litigation. Prior to the Closing, the Company shall have the right to control the defense and settlement of any litigation brought against the Company and/or its directors, and not against Aspen and/or any of Aspen’s directors, related to this Agreement or the Contemplated Transactions (“Company Transaction Litigation”), but shall reasonably consult with and permit Aspen and its Representatives to participate in consideration to the Company’s advice with respect to such Company Transaction Litigation. The Company shall promptly advise Aspen of the initiation of, and shall keep Aspen reasonably apprised of any material developments in connection with, any such Company Transaction Litigation.

6.5 Company Options.

(a) At the Effective Time, Aspen shall assume the Company Equity Incentive Plan and each Company Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, at the Effective Time, cease to represent a right to acquire shares of Company Common Stock and shall be converted, at the Effective Time, into an option to purchase shares of Aspen Common Stock (an “Assumed Option”), on the same terms and conditions (including any vesting provisions and any provisions providing for accelerated vesting upon certain events) as were applicable under such Company Option as of immediately prior to the Effective Time, except for administrative or ministerial changes as determined by the Company Board (or, following the Effective Time, the Aspen Board or compensation committee). The number of shares of Aspen Common Stock subject to each such Assumed Option shall be equal to (i) the number of shares of Company Common Stock subject to the respective Company Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, rounded down, if necessary, to the nearest whole share of Aspen Common Stock, and such Assumed Option shall have an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of the Company Common Stock otherwise purchasable pursuant to the respective Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, that in the case of any Company Option to which Section 421 of the Code applies as of immediately prior to the Effective Time (taking into account the effect of any accelerated vesting thereof, if applicable) by reason of its qualification under Section 422 of the Code, the exercise price, the number of shares of Aspen Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code; provided further, that in the case of any Assumed Option to which Section 409A of the Code applies as of the Effective Time, the exercise price, the number of shares of Aspen Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 409A of the Code in order to avoid the imposition of any additional taxes thereunder.

(b) The Company Board shall, prior to the Effective Time, take all actions necessary to effect the foregoing, and the Company shall ensure that there will be no “single-trigger” accelerated vesting of any Company Options triggered at and as of the consummation of any of the transactions contemplated hereby.

6.6 Employee Benefits.

(a) Aspen shall comply with the terms of any employment, severance, retention, change of control, or similar agreement specified on Section 4.17(d) or contemplated by Section 5.1(b) of the Aspen Disclosure Schedule, subject to the provisions of such agreements.

(b) From and after the Effective Time, with respect to each benefit plan maintained by Aspen or the Surviving Corporation that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA (each, a “Post-Closing Welfare Plan”) in which any current or former employee of Aspen or the Company is or becomes eligible to participate (including under COBRA), Aspen and the Surviving Corporation shall use commercially reasonable efforts to cause each such Post-Closing Welfare Plan to (i) waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Post-Closing Welfare Plan for such current or former Aspen or Company employee and his or her eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Aspen Employee Plan or Company Employee Plan, as applicable, in which such current or former Aspen or Company employee was a participant immediately prior to his or her commencement of participation in such Post-Closing Welfare Plan, and (ii) provide each such current or former Aspen or Company employee and his or her eligible dependents with credit for any co-payments and deductibles paid in the plan year that includes the Effective Time, and prior to the date that, such current or former Aspen or Company employee commences participation in such Post-Closing Welfare Plan in satisfying any applicable co-payment or deductible requirements under such Post-Closing Welfare Plan for the applicable plan year, to the extent that such expenses were recognized for such purposes under the comparable Aspen Employee Plan or Company Employee Plan, as applicable.

(c) This Section 6.6 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.6 shall confer upon any other Person any rights or remedies of any nature whatsoever. Nothing contained herein shall be construed to establish, amend or modify any benefit plan, program, agreement, or arrangement. The parties hereto acknowledge and agree that the terms set forth in this Section 6.6 shall not create any right in any employee or any other Person to any continued employment with the Company, the Surviving Corporation, Aspen or any of their respective Affiliates or compensation or benefits of any nature or kind whatsoever.

6.7 Aspen Equity Awards.

(a) Aspen Options. Prior to the Closing, the Aspen Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that (i) the vesting and exercisability of each unexpired, unexercised and unvested In the Money Aspen Option outstanding as of immediately prior to the Effective Time (A) that is held by a current employee, director, or consultant of Aspen as of the date hereof shall be accelerated in full effective as of immediately prior to the Effective Time, and (B) each In the Money Aspen Option that is unexpired, unexercised and outstanding as of immediately prior to the Effective Time and is held by a current employee, director or consultant of Aspen as of the date hereof who is or will be party to a Lock-Up Agreement shall remain outstanding and exercisable until six (6) months after the expiration of the applicable Restricted Period (as defined in such Person’s Lock-Up Agreement) and (ii) the vesting and exercisability of 50% of all unexpired, unexercised and unvested Aspen Options set forth on Section 6.7(a) of the Aspen Disclosure Schedule and that remain outstanding as of immediately prior to the Effective Time (the “Specified Options”) (A) that is held by a current employee, director, or consultant of Aspen as of the date hereof shall be accelerated in full effective as of immediately prior to the Effective Time, and (B) each Specified Option that is unexpired, unexercised, and outstanding as of immediately prior to the Effective Time and is held by a current employee, director or consultant of Aspen as of the date hereof who is or will be party to a Lock-Up Agreement shall remain outstanding and exercisable until six (6) months after the expiration of the applicable Restricted Period (as defined in such Person’s Lock-Up Agreement) (for the avoidance of doubt, no Specified Options shall be included in the total number of shares of Aspen Common Stock outstanding for purposes of determining the Aspen Outstanding Shares). Except as otherwise provided by this Section 6.7(a), each Aspen Option shall continue to be subject to the same terms and conditions after the Effective Time as were applicable under such Aspen Option as of immediately prior to the Effective Time.

(b) Aspen Restricted Stock Units. Prior to the Closing, the Aspen Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that (i) the vesting of each outstanding and unvested Aspen Restricted Stock Unit that vests solely on the basis of time shall be accelerated in full effective as of immediately prior to the Effective Time, contingent on the occurrence of the Effective Time, and (ii) for each outstanding and unsettled Aspen Restricted Stock Unit that vests solely on the basis of time (including any Aspen Restricted Stock Units accelerated under Section 6.7(b)(i) above) the holder thereof shall receive, immediately prior to the Effective Time, a number of shares of Aspen Common Stock equal to the number of vested and unsettled shares underlying such Aspen Restricted Stock Units. Notwithstanding anything herein to the contrary, the tax withholding obligations for each holder receiving shares of Aspen Common Stock in accordance with the preceding sentence shall be satisfied by Aspen withholding from issuance that number of shares of Aspen Common Stock calculated by multiplying the legally-required withholding rate for such holder in connection with such issuance by the number of shares of Aspen Common Stock to be issued in accordance with the preceding sentence, and rounding up to the nearest whole share and remitting such withholding in cash to the appropriate taxing authorities. For the avoidance of doubt, any Aspen Restricted Stock Unit that vests in whole or in part based on the achievement of performance goals shall not be impacted by this Section  6.7(b) and shall remain in effect in accordance with their terms.

6.8 Indemnification of Officers and Directors.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Aspen and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Aspen or the Company, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation (each a “Proceeding”), whether formal or informal, civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was (i) a director or officer of Aspen or of the Company, respectively, or (ii) by reason of such D&O Indemnified Party’s service in connection with any other corporation or organization for which he or she serves or has served as a director, officer, employee, agent trustee or fiduciary at the request of the Company or Aspen, respectively (including in any capacity with respect to any employee benefit plan), whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the DGCL; provided that all rights to being held harmless, indemnification and advancement of expenses in respect of any Proceeding asserted or made, and for which a D&O Indemnified Party delivers a written notice to Aspen or the Surviving Corporation within such six (6) year period asserting a claim for such protections pursuant to this Section 6.8 shall continue until the final disposition of such Proceeding. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such Proceeding from each of Aspen and the Surviving Corporation, jointly and severally, upon receipt by Aspen or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Aspen, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification (such undertaking shall be unsecured and made without reference to such D&O Indemnified Party’s ultimate entitlement to indemnification or ability to repay such advances (and no other form of undertaking shall be required)). Without otherwise limiting the D&O Indemnified Parties’ rights with regards to counsel, following the Effective Time, the D&O Indemnified Parties shall be entitled to continue to retain Goodwin Procter LLP or such other counsel selected by the D&O Indemnified Parties.

(b) The provisions of the Organizational Documents of Aspen with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Aspen that are presently set forth in the Organizational Documents of Aspen shall not be amended, modified or repealed for a period of six (6) years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Aspen, unless such modification is required by applicable Law. The Organizational Documents of the Surviving Corporation shall contain, and Aspen shall cause the Organizational Documents of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the Organizational Documents of Aspen.

(c) From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Aspen shall fulfill and honor in all respects the obligations of Aspen to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Aspen’s Organizational Documents and pursuant to any indemnification agreements between Aspen and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d) From and after the Effective Time, the Surviving Corporation shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially reasonable terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Aspen. In addition, Aspen shall purchase, prior to the Effective Time, six (6) year prepaid “D&O tail policies” for the non-cancelable extension of the directors’ and officers’ liability coverage of Aspen’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any act, error or omission occurring at or prior to the

Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Aspen’s existing policies as of the date of this Agreement, except that Aspen will not commit or spend on such “D&O tail policies” annual premiums in excess of 350% of the annual premiums paid by Aspen prior to the Effective Time for Aspen’s policies of directors’ and officers’ liability insurance and fiduciary liability insurance, and if such premiums for such “D&O tail policies” would exceed 350% of a premium, then Aspen shall purchase such “D&O tail policies” that provide the maximum coverage available at an annual premium equal to 350% of such annual premium. Aspen and the Surviving Corporation shall maintain such “D&O tail policies” in full force and effect for their full term and continue to honor the obligations thereunder.

(e) From and after the Effective Time, the Surviving Corporation shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 6.8 in connection with their enforcement of the rights provided to such persons in this Section 6.8.

(f) The provisions of this Section 6.8 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Aspen and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.

(g) In the event Aspen or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Aspen or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.8. Aspen shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 6.8.

6.9 Disclosure. The Parties shall use their commercially reasonable efforts to agree to the text of any initial press release and Aspen’s Current Report on Form 8-K announcing the execution and delivery of this Agreement. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any of its Representative to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Aspen may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, or internal employee communications, so long as in each case any such statements or internal employee communications are consistent with previous press releases, public disclosures or public statements made by the Company or Aspen in compliance with this Section 6.9. Notwithstanding the foregoing, Aspen and Merger Sub need not consult with the Company in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 6.3 or relating thereto.

6.10 Listing. At or prior to the Effective Time, Aspen shall use its commercially reasonable efforts to (a) maintain its listing on Nasdaq until the Effective Time and to obtain approval of the listing of the combined corporation on Nasdaq, (b) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of Aspen Common Stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance); (c) prepare and timely submit to Nasdaq a notification form for the Nasdaq Reverse Split (if required) and to submit a copy of the amendment to Aspen’s certificate of incorporation effecting the Nasdaq Reverse Split, certified by the Secretary of State of the State of Delaware, to Nasdaq on the Closing Date; and (d) to the

extent required by Nasdaq Listing Rule 5110, assist the Company in preparing and filing an initial listing application for the Aspen Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. Each Party will reasonably promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its representatives. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Party not filing the Nasdaq Listing Application will cooperate with the other Party as reasonably requested by such filing Party with respect to the Nasdaq Listing Application and promptly furnish to such filing Party all information concerning itself and its members that may be required or reasonably requested in connection with any action contemplated by this Section 6.10. All Nasdaq fees associated with any action contemplated by this Section 6.10 (the “Nasdaq Fees”) shall be shared equally by the Company and Aspen.

6.11 Tax Matters.

(a) The Parties shall use reasonable best efforts (and each shall cause its Affiliates) to cause the Merger to qualify for the Intended Tax Treatment. No Party shall take any actions, or fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment. The Parties shall report the Contemplated Transactions for all applicable Tax purposes in a manner that is consistent with the Intended Tax Treatment. No Party shall take any position that is inconsistent with the Intended Tax Treatment during the course of any audit, litigation or other proceeding with respect to Taxes, in each case, unless otherwise required by a determination within the meaning of Section 1313(a) of the Code. The Parties shall comply with the recordkeeping and information reporting requirements imposed on them, including, but not limited to, those set forth in Treasury Regulation Section 1.368-3.

(b) Aspen shall promptly notify the Company if, at any time before the Effective Time, Aspen becomes aware of any fact or circumstance that would reasonably be expected to prevent, cause a failure of, or impede the Merger from qualifying for the Intended Tax Treatment. The Company shall promptly notify Aspen if, at any time before the Effective Time, the Company becomes aware of any fact or circumstance that would reasonably be expected to prevent, cause a failure of, or impede the Merger from qualifying for the Intended Tax Treatment.

(c) If, after good faith efforts by Aspen, in cooperation with the Company, to respond to any comments from the SEC requiring or requesting that an opinion with respect to the Intended Tax Treatment be prepared and submitted in connection with the Registration Statement and Proxy Statement (or any other filing required by applicable Law) or the SEC’s review thereof (“Tax Opinion”), the SEC continues to request or require that a Tax Opinion be prepared and submitted, (i) each of Aspen and the Company shall cause Goodwin Procter LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to Aspen and the Company) and Cooley LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to the Company and Aspen), respectively, to furnish such opinions (as so required or requested and subject to customary assumptions and limitations) and (ii) Aspen and the Company shall each deliver to Goodwin Procter LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to Aspen and the Company) and Cooley LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to the Company and Aspen) a Tax certificate, dated as of the date the Registration Statement and Proxy Statement (or such other filing if required by applicable Law) shall have been declared effective by the SEC and signed by an officer of Aspen or the Company, as applicable, containing customary representations and covenants reasonably acceptable to the Company and Aspen, as applicable, in each case, as reasonably necessary and appropriate to enable such advisors to render such opinion (the “Tax Certificates”). Each of Aspen and the Company shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the Tax certifications, covenants or representations included in the Tax Certificates.

(d) Aspen and the Company shall reasonably cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and similar Taxes which become payable in connection with the Merger that are required or permitted to be filed on or before the Effective Time. Each of Aspen and the Company shall pay, without deduction from any consideration or other amounts payable or otherwise deliverable pursuant to this Agreement and without reimbursement from the other party, any such Taxes or fees imposed on it by any Governmental Authority, which becomes payable in connection with the Merger.

(e) Without limiting the generality of Section 6.11(a), if the Company or Aspen reasonably determines on advice of its counsel that there is a material risk that the Merger will not qualify for the Intended Tax Treatment, but would be reasonably expected to so qualify if a second-step merger of the Surviving Corporation into a limited liability company directly and wholly owned by Aspen that is disregarded as an entity for U.S. federal income tax purposes were consummated (such second-step merger, the “Second Merger”), then the Company and Aspen shall cause the Second Merger to be so consummated; provided, that if such Second Merger occurs, (i) the Merger and the Second Merger shall be treated as one integrated transaction for U.S. federal income tax purposes, (ii) the Second Merger shall be consummated in accordance with Delaware Law and as promptly as practicable following the Merger, and (iii) references to Aspen or the Surviving Corporation (in each case, after the effective time of the Second Merger) and all other provisions of this Agreement shall be interpreted mutatis mutandis to take into account the change in structure of the business combination. For the avoidance of doubt, any such amendment described in this Section 6.11(e) shall not alter or change the amount, nature or mix of the Merger Consideration.

6.12 Legends. Aspen shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Aspen Common Stock to be received in the Merger by equityholders of the Company who may be considered “affiliates” of Aspen for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Aspen Common Stock.

6.13 Officers and Directors. Until successors are duly elected or appointed and qualified in accordance with applicable Law, the Parties shall use commercially reasonable efforts and take all necessary action so that the Persons listed on Section 6.13 of the Aspen Disclosure Schedule are elected or appointed, as applicable, to the positions of officers or directors of Aspen and the Surviving Corporation, as set forth therein, to serve in such positions effective as of the Effective Time. If any Person listed on Section 6.13 of the Aspen Disclosure Schedule is unable or unwilling to serve as officer or director of Aspen or the Surviving Corporation, as set forth therein, the Party appointing such Person (as set forth on Section 6.13 of the Aspen Disclosure Schedule) shall designate a successor. The Parties shall use reasonable best efforts to have each of the Persons that will serve as directors and officers of the Aspen following the Closing to execute and deliver a Lock-Up Agreement prior to Closing.

6.14 Termination of Certain Agreements and Rights. Except as set forth on Section 6.14 of the Aspen Disclosure Schedule, each of Aspen and the Company shall use commercially reasonable efforts to cause any stockholder agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between either Aspen or the Company and any holders of Aspen Common Stock or Company Capital Stock, respectively, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights, to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Aspen or the Surviving Corporation.

6.15 Section 16 Matters. Prior to the Effective Time, Aspen shall take all such steps as may be required to cause any acquisitions of Aspen Common Stock and any options to purchase Aspen Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Aspen, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.16 Allocation Certificate. The Company will prepare and deliver to Aspen at least five (5) Business Days prior to the Closing Date a certificate signed by the Company’s Chief Executive Officer in a form reasonably acceptable to Aspen setting forth (as of immediately prior to the Effective Time and after giving effect to the Company SAFEs Conversion and the Company Preferred Stock Conversion) (a) each holder of Company Capital Stock and Company Options, (b) such holder’s name and address, (c) the number and type of Company Capital Stock held as of immediately prior to the Effective Time for each such holder or, with respect to each Company Option, the grant date of such Company Option and the number of shares of Company Capital Stock subject to such Company Option, (d) the number of shares of Aspen Common Stock to be issued to such holder pursuant to this Agreement in respect of the Company Capital Stock held by such holder as of immediately prior to the Effective Time (after giving effect to the Company SAFEs Conversion and the Company Preferred Stock Conversion) or, with respect to each Company Option, the number of shares of Aspen Common Stock to be subject to the applicable Assumed Option immediately following the conversion of such Company Option into an Assumed Option in accordance with this Agreement, and (e) the name and address of each Concurrent Investor, the total investment to be made by such Concurrent Investor in the Concurrent Investment, the percentage of the Concurrent Investment Proceeds represented by such Concurrent Investor’s investment in the Concurrent Investment, and the number of shares of Aspen Common Stock to be issued to such Concurrent Investor pursuant to this Agreement (the “Allocation Certificate”).

6.17 Obligations of Merger Sub. Aspen will take all action necessary to cause Merger Sub to perform their obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

6.18 Covenants Regarding Concurrent Investment.

(a) The Parties shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to enforce its rights under each Concurrent Investment Agreement in the event that all conditions in such Concurrent Investment Agreement (other than conditions whose satisfaction is controlled by the Parties or any of their Affiliates and other than conditions that by their nature are to be satisfied at the Closing) have been satisfied, and to cause the applicable Concurrent Investors to pay (to the extent not already paid) the applicable portion of the Concurrent Investment Amount set forth in the applicable Concurrent Investment Agreement in accordance with its terms. Without limiting the generality of the foregoing, the Company shall give Aspen prompt (and, in any event, within one (1) Business Day) written notice: (A) of any request from an Concurrent Investor for any amendment to its Concurrent Investment Agreement (other than as a result of any assignments or transfers contemplated therein or otherwise permitted thereby); (B) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any Concurrent Investor under the applicable Concurrent Investment Agreement, to the extent known by the Company; and (C) of the receipt of any written notice or other written communication from any party to a Concurrent Investment Agreement with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any Concurrent Investor under a Concurrent Investment Agreement or any related agreement. The Company shall deliver all notices they are required to deliver under the Concurrent Investment Agreements on a timely basis in order to cause the Subscription Agreement Concurrent Investors to consummate the Subscription Agreement Concurrent Investment immediately prior to the Effective Time and to cause the occurrence of the Company SAFEs Conversion immediately following the Company Preferred Stock Conversion and immediately prior to the Subscription Agreement Concurrent Investment and at the Specified Time.

(b) Following the initial execution of the Concurrent Investment Agreements, the Company shall not amend, modify or waive any provisions of a Concurrent Investment Agreement without the prior written consent of Aspen if such termination, amendment, modification, waiver or replacement (i) reduces the aggregate Concurrent Investment Amount or (ii) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Concurrent Investment, or otherwise expands, amends or modifies any other provision of the applicable Concurrent Investment Agreement, in a manner that would reasonably be expected to (x) delay or prevent the funding of the Concurrent Investment or the funding in full of the Concurrent Investment Amount (or satisfaction of the conditions to the Concurrent Investment) at or substantially simultaneously with the Closing or (y) adversely impact the ability of the Company to enforce its rights against other parties to the applicable Concurrent Investment Agreement. The Company shall promptly deliver to Aspen copies of any such termination, amendment, modification, waiver or replacement.

(c) The Company shall use commercially reasonable efforts to take such actions and cause the holders of Company Capital Stock to provide all documentation, including investor questionnaires in a manner that satisfies the requirements of Rule 506 of Regulation D under the Securities Act or Section 4(a)(2) under the Securities Act or Rule 902 of Regulation S, including certifications to Aspen: that either (a) (i) such holder is and will be, as of the Effective Time, an “accredited investor” (as such term is defined in Rule 501 of Regulation D under the Securities Act) and as to the basis on which such holder is an accredited investor; or (ii) such holder is not and will not be, as of the Effective Time, an “accredited investor”, in which case such holder either alone or with such holder’s purchaser representative has such knowledge and experience in financial and business matters that such holder is capable of evaluating the merits and risks of the Aspen Common Stock; and (iii) that unless the shares are registered for resale the Aspen Common Stock is being acquired for such holder’s account for investment only and not with a view towards, or with any intention of, a distribution or resale thereof for at least a period of six (6) months following the Closing or (b) such holder is not a “U.S. person” within the meaning of Regulation S, Rule 902, promulgated by the SEC under the Securities Act.

(d) Notwithstanding Section 5.2(b)(iii)(A) and (C), beginning on or after June 1, 2024, the Company shall be able to draw down on any Concurrent Investment, in no event exceeding $25,000,000 in the aggregate, for purposes of funding general operating expenses of the Company in the Ordinary Course of Business (for the avoidance of doubt in accordance with the Company’s obligations pursuant to Section 5.2(b)). Any such shares of Company Common Stock issued upon conversion of such drawdown(s) shall be issued by the Company in accordance with Section 2.5(g) applied on a mutatis mutandis basis.

Section 7. Conditions Precedent to Obligations of Each Party. The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

7.1 Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn.

7.2 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Authority of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

7.3 Stockholder Approval. (a) Aspen shall have obtained the Required Aspen Stockholder Vote with respect to the Specified Aspen Stockholder Matters and (b) the Company shall have obtained the Required Company Stockholder Vote.

7.4 Listing. The approval of the listing of the additional shares of Aspen Common Stock on Nasdaq shall have been obtained and the shares of Aspen Common Stock to be issued in the Contemplated Transactions pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

7.5 Lock-Up Agreements. The Lock-Up Agreements shall be in full force and effect.

7.6 Concurrent Investment. Cash proceeds of not less than the Concurrent Investment Amount shall have been received by the Company, or will be received by the Company substantially simultaneously with the Closing, in connection with the consummation of the transactions contemplated by the Concurrent Investment Agreements; provided that the condition in this Section 7.6 shall not be available to the Company if such cash proceeds in an amount not less than the Concurrent Investment Amount would have been received by the Company before or substantially simultaneously with the Closing, but for the breach or failure to perform by one or more Concurrent Investors that is a holder of Company Capital Stock or Company SAFEs as of the date hereof or an Affiliate thereof of the agreements or covenants required to be performed or complied with by such Concurrent Investor under the applicable Concurrent Investment Agreement.

Section 8. Additional Conditions Precedent to Obligations of Aspen and Merger Sub. The obligations of Aspen and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Aspen, at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations. The Company Fundamental Representations shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Company Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate, or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2 Performance of Covenants. The Company shall not have breached or failed to perform in any material respect any agreements or covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

8.3 Documents. Aspen shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (i) that the conditions set forth in Sections 8.1, 8.2, 8.4 and 8.5 have been duly satisfied and (ii) that the information (other than emails and addresses) set forth in the Allocation Certificate delivered by the company in accordance with Section 6.16 is true and accurate in all respects as of the Closing Date; and

(b) the Allocation Certificate.

8.4 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

8.5 Company Stockholder Written Consent. The Company Stockholder Written Consent executed by the stockholders of the Company shall be in full force and effect.

8.6 FIRPTA Certificate. Aspen shall have received from the Company a certificate and accompanying notice to the IRS (together with written authorization for Aspen to deliver such notice to the Internal Revenue Service on behalf of the Company after the Closing), in each case duly executed by an executive officer of the Company and meeting the requirements of Treasury Regulations Section 1.1445-2(c)(3) and in accordance with the requirements of Treasury Regulations Section 1.897-2(h) and in substantially the form attached hereto as Exhibit E.

8.7 Company Conversions. The Company SAFEs Conversion and the Company Preferred Stock Conversion shall have been duly effected.

Section 9. Additional Conditions Precedent to Obligation of the Company. The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

9.1 Accuracy of Representations. Each of the Aspen Fundamental Representations shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Aspen Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Aspen and Merger Sub contained in this Agreement (other than the Aspen Fundamental Representations and the Aspen Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have an Aspen Material Adverse Effect (without giving effect to any references therein to any Aspen Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Aspen Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

9.2 Performance of Covenants. Aspen and Merger Sub shall not have breached or failed to perform in any material respect any agreements or covenants required to be performed or complied with by either of them under this Agreement at or prior to the Effective Time.

9.3 Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by an executive officer of Aspen certifying that the conditions set forth in Sections 9.1, 9.2 and 9.4 have been duly satisfied;

(b) written resignations in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Aspen who are not to continue as officers or directors of Aspen pursuant to Section 6.13 hereof; and

(c) the Aspen Net Cash Schedule.

9.4 No Aspen Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Aspen Material Adverse Effect that is continuing.

9.5 Aspen Net Cash. Aspen Net Cash shall not be less than $50,000,000 as of immediately prior to the Effective Time.

9.6 Nasdaq Listing. The Aspen Common Stock shall be listed on Nasdaq as of immediately prior to the Closing; provided, that the condition in this Section 9.6 shall not be available to the Company if the Company has refused or unreasonably delayed, withheld or conditioned its consent to actions by Aspen to maintain or regain, as applicable, the listing of Aspen Common Stock on Nasdaq.

Section 10. Termination.

10.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Aspen Stockholder Matters by Aspen’s stockholders, unless otherwise specified below):

(a) by mutual written consent of Aspen and the Company;

(b) by either Aspen or the Company if the Merger shall not have been consummated by October 31, 2024 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to the Company or Aspen if such Party’s (or in the case of Aspen, Merger Sub) action or failure to act has been a principal cause of the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement;

(c) by either Aspen or the Company if a court or other Governmental Authority of competent jurisdiction shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d) by Aspen if the Required Company Stockholder Vote shall not have been obtained within four (4) Business Days after the Registration Statement has become effective in accordance with the provisions of the Securities Act; provided, however, that once the approval by irrevocable written consent from Company Stockholders representing no less than 88% of the voting power of the Company has been obtained, Aspen may not terminate this Agreement pursuant to this Section 10.1(d);

(e) by either Aspen or the Company if (i) the Aspen Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Aspen’s stockholders shall have taken a final vote on the Specified Aspen Stockholder Matters and (ii) the Specified Aspen Stockholder Matters shall not have been approved at the Aspen Stockholder Meeting (or at any adjournment or postponement thereof) by the Required Aspen Stockholder Vote;

(f) by the Company (at any time prior to the approval of the Specified Aspen Stockholder Matters by the Required Aspen Stockholder Vote) if an Aspen Triggering Event shall have occurred;

(g) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Aspen or Merger Sub or if any representation or warranty of Aspen or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 9.1 or Section 9.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided further, that if such inaccuracy in Aspen’s or Merger Sub’s representations and warranties or breach by Aspen or Merger Sub of any representation, warranty, covenant or agreement is curable by Aspen or Merger Sub, then this Agreement shall not terminate pursuant to this Section 10.1(g) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty-(30) day period commencing upon delivery of written notice from the Company to Aspen or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(g) and (ii) Aspen or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to Aspen or Merger Sub of such breach or inaccuracy, its intention to terminate pursuant to this Section 10.1(g), and its enumeration of all of the specific commercially reasonable efforts that it believes ought to be taken to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(g) as a result of such particular breach or inaccuracy if such breach by Aspen or Merger Sub is cured prior to such termination becoming effective);

(h) by Aspen, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Aspen is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company of any representation, warranty, covenant or agreement is curable by the Company then this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty-(30) day period commencing upon delivery of written notice from Aspen to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Aspen to the Company of such breach or inaccuracy, its intention to terminate pursuant to this Section 10.1(h), and its enumeration of all of the specific commercially reasonable efforts that it believes ought to be taken to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective);

(i) by Aspen (at any time prior to the approval of the Specified Aspen Stockholder Matters by the Required Aspen Stockholder Vote) and following compliance with all of the requirements set forth in Section 5.4 and Section 6.3, upon the Aspen Board authorizing Aspen to enter into a Permitted Alternative Agreement; provided, however, that Aspen shall concurrently pay to the Company the Company Termination Fee in accordance with Section 10.3(c); or

(j) by Aspen (at any time prior to the Required Company Stockholder Vote being obtained) if a Company Triggering Event shall have occurred.

The Party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

10.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 10.2, Section 6.9, Section 10.3 and Section 11 (and the related definitions of the defined terms in such section) shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 10.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

10.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 10.3 and Section 6.10, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.

(b) If (i) at any time after the date of this Agreement and prior to the Aspen Stockholder Meeting, an Acquisition Proposal with respect to Aspen shall have been publicly announced or disclosed or otherwise made known to the Aspen Board (and shall not have been withdrawn), (ii) this Agreement is terminated by Aspen or the Company pursuant to Section 10.1(e) or by the Company pursuant to Section 10.1(g), and (iii) within twelve (12) months after the date of such termination, Aspen enters into a definitive agreement with respect to any Acquisition Transaction or consummates any Acquisition Transaction (in each event with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes), then Aspen shall pay or cause to be paid to the Company, within ten (10) Business Days after such termination (or, if applicable, upon such entry into a definitive agreement or consummation of such Acquisition Transaction), a nonrefundable fee in an amount equal to $2,712,500 (the “Aspen Termination Fee”). For the avoidance of doubt, a liquidation or dissolution of Aspen shall in no event be deemed to constitute an Acquisition Transaction for purposes of this Section 10.3(b).

(c) If this Agreement is terminated (i) by the Company or Aspen pursuant to Section 10.1(b) (when at the time this Agreement is terminated, the Company had the right to terminate this Agreement pursuant to Section 10.1(f)) or (ii) by the Company pursuant to Section 10.1(f), then Aspen shall pay or cause to be paid to the Company, concurrent with such termination, the Aspen Termination Fee or (ii) by Aspen pursuant to Section 10.1(i), then Aspen shall pay or cause to be paid to the Company, concurrent with such termination, the Aspen Termination Fee.

(d) If this Agreement is terminated by the Company pursuant to Section 10.1(e), Aspen shall reimburse or cause to be reimbursed to the Company for all reasonable out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions, up to a maximum of $650,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which the Company submits to Aspen true and correct copies of reasonable documentation supporting such expenses. For the avoidance of doubt, the expense reimbursement pursuant to this Section 10.3(d), to the extent paid, shall be credited against any Aspen Termination Fee that becomes payable thereafter.

(e) If (i) at any time after the date of this Agreement and prior to the receipt of the Required Company Stockholder Vote, an Acquisition Proposal with respect to the Company shall have been publicly announced or disclosed or otherwise made known to the Company Board (and shall not have been withdrawn), (ii) this Agreement is terminated by Aspen pursuant to Section 10.1(h), and (iii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to any Acquisition Transaction or consummates any Acquisition Transaction (in each event with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes), then the Company shall pay or cause to be paid to Aspen, within ten (10) Business Days after such termination (or, if applicable, upon such entry into a definitive agreement or consummation of such Acquisition Transaction), a nonrefundable fee in an amount equal to $4,900,000 (the “Company Termination Fee”).

(f) If this Agreement is terminated (i) by Aspen or the Company pursuant to Section 10.1(b) (when at the time this Agreement is terminated, Aspen had the right to terminate this Agreement pursuant to Section 10.1(j)), (ii) by Aspen pursuant to Section 10.1(d) or (iii) by Aspen pursuant to Section 10.1(j), then the Company shall pay or cause to be paid to Aspen, by wire transfer of same-day funds within ten (10) Business Days after such termination, the Company Termination Fee.

(g) If either Party fails to pay when due any amount payable by it under this Section 10.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 10.3 and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal) in effect on the date such overdue amount was originally required to be paid plus three (3) percent.

(h) The Parties agree that, subject to Section 10.2, the payment of the fees and expenses set forth in this Section 10.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 10.3, it being understood that in no event shall either Aspen or the Company be required to pay the individual fees or damages payable pursuant to this Section 10.3 on more than one occasion. Subject to Section 10.2, following the payment of the fees and expenses set forth in this Section 10.3 by a Party, (i) such Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (x) the agreements contained in this Section 10.3 are an integral part of the Contemplated Transactions, (y) without these agreements, the Parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 10.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable; provided, however, that nothing in this Section 10.3(h) shall limit the rights of the Parties under Section 11.10. For the avoidance of doubt, nothing in this Section 10.3(h) shall limit the remedies of the Parties under the Confidentiality Agreement. Notwithstanding the foregoing or anything else to the contrary in this Agreement, nothing herein shall affect the rights of Aspen to seek full recovery and remedy, including specific performance, for any willful and material breach of the Company Stockholder Support Agreements.

Section 11. Miscellaneous Provisions.

11.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Aspen and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 11 shall survive the Effective Time.

11.2 Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company, Merger Sub and Aspen at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after obtaining the Required Aspen Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Aspen.

11.3 Waiver.

(a) Any provision hereof may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

11.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other schedules, exhibits, certificates, instruments and agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

11.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11.5, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.7 of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.

11.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

11.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Aspen or Merger Sub:

Erik Ostrowski

President and Interim Chief Executive Officer

AVROBIO, Inc.

100 Technology Square

Cambridge, MA 02139

Email: erik.ostrowski@avrobio.com, generalcounsel@avrobio.com with a copy to (which shall not constitute notice):

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention: Mitch Bloom; Rob Masella; James Ding; Adam Johnson

Email: mbloom@goodwinlaw.com; rmasella@goodwinlaw.com; jding@goodwinlaw.com;

adamjohnson@goodwinlaw.com

if to the Company:

Tectonic Therapeutic, Inc.

490 Arsenal Way, Suite 210

Watertown, MA 02472

Attention: Alise Reicin, Chief Executive Officer

Email: areicin@tectonictx.com

with a copy to (which shall not constitute notice):

Cooley LLP

500 Boylston Street

Boston, MA 02116

Attention:    Miguel Vega; Marc Recht; Michael Rohr

E-mail:     mvega@cooley.com; mrecht@cooley.com; mrohr@cooley.com

11.8 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

11.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

11.10 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of

Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

11.11 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 6.8) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

AVROBIO, INC.

By:

Name:

Title:

ALPINE MERGER SUBSIDIARY, INC.

By:

Name:

Title:

[Signature Page to Agreement and Plan of Merger and Reorganization]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

TECTONIC THERAPEUTIC, INC.

By:

Name:

Title:

[Signature Page to Agreement and Plan of Merger]

Annex B

[LETTERHEAD OF HOULIHAN LOKEY CAPITAL, INC.]

January 29, 2024

AVROBIO, Inc.

100 Technology Square 6th Floor

Cambridge, MA 02139

Attn: Board of Directors

Dear Members of the Board:

We understand that AVROBIO, Inc. (“AVROBIO”) intends to enter into an Agreement and Plan of Merger and Reorganization (the “Agreement”) among AVROBIO, Alpine Merger Subsidiary, Inc., a wholly owned subsidiary of AVROBIO (“Merger Sub”), and Tectonic Therapeutic, Inc. (“Tectonic”), pursuant to which, among other things, (i) Merger Sub will merge (the “Merger”) with Tectonic, (ii) Tectonic will survive the Merger as a wholly owned subsidiary of AVROBIO, and (iii) AVROBIO will issue, for each share of common stock, par value $0.0001 per share (“Tectonic Common Stock”), of Tectonic outstanding and for each share of preferred stock, par value $0.0001 per share (“Tectonic Preferred Stock” and, together with the Tectonic Common Stock, the “Tectonic Capital Stock”), of Tectonic outstanding, a number (the “Exchange Ratio”) of shares of common stock, par value $0.0001 per share (“AVROBIO Common Stock”), of AVROBIO based on (a) an ascribed aggregate equity value for AVROBIO of $77,500,000, subject to adjustment as provided by the Agreement (as to which adjustment we express no view or opinion), (b) an ascribed aggregate equity value for Tectonic of $140,000,000, (c) proceeds raised in the Concurrent Investment (as defined below) as provided by the Agreement (as to which we express no view or opinion), (d) the number of shares of AVROBIO Common Stock outstanding on a fully diluted, as-converted basis (but excluding out-of-the money options or performance-based RSU awards for which the performance condition has not been met) and, if applicable, giving effect to the Reverse Split (as defined below), and (e) the number of shares of Tectonic Common Stock outstanding on a fully diluted, as-converted basis, after giving effect to the Concurrent Investment. We also understand that certain investors have entered into simple agreements for future equity with Tectonic in the aggregate principal amount of $34,125,000 (the “Tectonic SAFEs” and, the investment contemplated thereby, the “Tectonic SAFE Concurrent Investment”). In addition, we understand that prior to the Merger, (i) the Tectonic SAFEs will be converted into shares of Tectonic Common Stock (the “Tectonic SAFEs Conversion”), (ii) certain investors (including certain current Tectonic shareholders) will purchase (the “Subscription Agreement Concurrent Investment” and, together with the Tectonic SAFE Concurrent Investment, the “Concurrent Investment”) from Tectonic newly issued shares of Tectonic Common Stock pursuant to subscription agreements to be entered into by Tectonic and such investors, which together with the proceeds of the Tectonic SAFE Concurrent Investment, will result in aggregate gross proceeds of $130,725,000, (iii) AVROBIO will declare a distribution (the “Closing Distribution”) to holders of AVROBIO Common Stock of record as of immediately prior to the Merger of the right to receive one contingent value right (each, a “CVR”) for each outstanding share of AVROBIO Common Stock held by such stockholders, each representing the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, a Contingent Value Rights Agreement (the “CVR Agreement”) to be entered into by AVROBIO and the rights agent party thereto, (iv) AVROBIO will effect a reverse split of the outstanding shares of AVROBIO Common Stock (the “Reverse Split”), and (v) AVROBIO may sell, license or otherwise monetize its legacy business (any such transaction, an “AVROBIO Pre-Closing Transaction” and, collectively with the Concurrent Investment, the Closing Distribution and, to the extent effected, the Reverse Split, the “Related Transactions” and the Related Transactions, together with the Merger, the “Transaction”).

The Board of Directors (the “Board”) of AVROBIO has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Exchange Ratio provided for in the Merger pursuant to the Agreement, after giving effect to the Related Transactions, is fair, from a financial point of view, to AVROBIO.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed a draft, dated January 29, 2024, of the Agreement;

2.	reviewed certain publicly available business and financial information relating to AVROBIO and Tectonic that we deemed to be relevant;

3.

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of AVROBIO and Tectonic made available to us by AVROBIO and Tectonic, including (i) a liquidation analysis of AVROBIO prepared by management of AVROBIO (the “AVROBIO Liquidation Analysis”) and (ii) information regarding the nature of, and indications to be addressed by, Tectonic’s potential products, the current status and expected future timing of clinical development of Tectonic’s products, and projected cash expenditures for the development of such products (collectively, the “Tectonic Development Information”);

4.

spoken with certain members of the managements of AVROBIO and Tectonic regarding the respective businesses, operations, financial condition and prospects of AVROBIO and Tectonic, the Transaction and related matters;

5.	compared the clinical development stage and therapeutic area of focus of Tectonic with that of companies with publicly traded equity securities that we deemed to be relevant;

6.	solely for informational purposes, considered the publicly available financial terms of certain transactions that we deemed to be relevant;

7.	reviewed the current and historical market prices and trading volume for certain of AVROBIO’s publicly traded equity securities; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of AVROBIO has advised us, and we have with your consent relied upon and assumed, that the AVROBIO Liquidation Analysis has been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to (i) the expected realizable value for AVROBIO’s assets, assuming an orderly liquidation of such assets, and (ii) the remaining amounts estimated to be available upon completion of such liquidation for distribution to AVROBIO’s equity holders. In addition, with your consent, we have relied upon and assumed that the Tectonic Development Information has been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of Tectonic management as to the nature of, and indications to be addressed by, Tectonic’s potential products and the expected timing and cash expenditures associated with the development of Tectonic’s potential products. We express no view or opinion with respect to the AVROBIO Liquidation Analysis, the Tectonic Development Information or the respective assumptions on which they are based. At your direction, we have assumed that the Liquidation Analysis and the Tectonic Development Information provide a reasonable basis on which to evaluate AVROBIO, Tectonic and the Transaction and we have, at your direction, used and relied upon the Liquidation Analysis and the Tectonic Development Information for purposes of our analysis and this Opinion. In this regard you have advised us, and at your direction we have relied upon and assumed, that (i) AVROBIO has terminated all company-sponsored treatment-related and company-sponsored long-term follow-up clinical studies relating to its AVR-RD-02, or

Gaucher disease type 1, program, and company-sponsored long term follow-up studies relating to its AVR-RD-01, or Fabry disease, program, (ii) AVROBIO has terminated its agreements with the University of Manchester for the license and development of a gene therapy for MPSII, or Hunter syndrome, and discontinued its AVR-RD-05, or Hunter syndrome gene therapy program, (iii) AVROBIO sold its cystinosis gene therapy program to Novartis Pharma AG and Novartis Pharmaceuticals Corporation, (iv) as a result, AVROBIO has three gene therapy product candidates, none of which is currently in active clinical development, (v) since inception, AVROBIO has not generated any product revenue and has financed its operations primarily through the private placement of securities and through public offerings of common stock, (vi) AVRIOBIO has suffered significant recurring losses from operations, (vii) in the absence of the Transaction or an alternative strategic transaction, AVROBIO would likely dissolve and liquidate, and (viii) the values AVROBIO receives for its assets in liquidation could be significantly lower than the values reflected in AVROBIO’s financial statements.

In reaching our conclusions hereunder, with your consent, we did not rely upon (i) a discounted cash flow analysis of AVROBIO or Tectonic, because, as you have advised us and directed us to assume, other than the projected cash expenditures for Tectonic included in the Tectonic Development Information, no current, reliable projections with respect to the future financial performance of AVROBIO or Tectonic are available, (ii) we did not rely upon a review of the publicly available financial terms of other transactions, because we did not identify a sufficient number of relevant transactions in which we deemed the acquired companies to be sufficiently similar to AVROBIO or Tectonic and (iii) with respect to AVROBIO, we did not rely upon a review of companies with publicly traded equity securities that we deemed relevant, because we did not identify a sufficient number of relevant companies we deemed to be sufficiently similar to AVROBIO. We have relied upon and assumed, without independent verification, that there has been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of AVROBIO or Tectonic since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. We have also relied upon and assumed, without independent verification, the assessments of the managements of AVROBIO and Tectonic as to AVROBIO’s and Tectonic’s existing and future technology, products, product candidates, services and intellectual property and the validity of, and risks associated with, such technology, products, product candidates, services and intellectual property (including, without limitation, the validity and life of patents or other intellectual property, the timing and probability of successful testing, development and commercialization of such technology, products, product candidates and services, the approval thereof by appropriate governmental authorities, and the potential impact of competition), and we have assumed at your direction that there will be no developments with respect to any such matters that would affect our analyses or this Opinion.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications. We have also assumed, with your consent, that the Merger will qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable foreign, federal, state and local statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of AVROBIO or Tectonic, or otherwise have an effect on the Transaction, AVROBIO or Tectonic or any expected benefits of the Transaction that would be material to our analyses or this Opinion. We have also relied upon and assumed, without independent verification, at your direction, that any adjustments to the Exchange Ratio pursuant to the Agreement or otherwise will not be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of AVROBIO, Tectonic or any other party, nor were we provided with any such appraisal or evaluation (other than the AVROBIO Liquidation Analysis provided by AVROBIO management). We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which AVROBIO or Tectonic is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which AVROBIO or Tectonic is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of AVROBIO, Tectonic or any other party, or any alternatives to the Transaction, (b) identify, introduce to the Board, AVROBIO or any other party, or screen for creditworthiness, any prospective investors, lenders or other participants in the Transaction, (c) negotiate the terms of the Transaction, or (d) advise the Board, AVROBIO or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to what the value of the AVROBIO Common Stock actually will be when issued in the Transaction pursuant to the Agreement or the price or range of prices at which AVROBIO Common Stock or Tectonic Capital Stock may be purchased or sold, or otherwise be transferable, at any time.

This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, AVROBIO, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise, including, without limitation, whether any party should participate in the Concurrent Investment.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, AVROBIO, Tectonic, or any other party that may be involved in the Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to AVROBIO, Tectonic, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, during the past two years, Houlihan Lokey provided financial advisory services to a group of five engaging clients, of which an affiliate of a security holder of Tectonic was a member, for which Houlihan Lokey received compensation. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, AVROBIO, Tectonic, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

We will receive a fee for rendering this Opinion, no portion of which is contingent upon the successful completion of the Transaction. In addition, AVROBIO has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, AVROBIO, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Exchange Ratio to the extent expressly specified herein), including, without limitation, the support agreements or the lock-up agreements to be entered into in connection with the Transaction, the CVRs, the CVR Agreement or any Related Transaction, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of AVROBIO or Tectonic, or to any other party (including, without limitation, the potential dilutive or other effects of the Transaction), (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for AVROBIO, Tectonic or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of AVROBIO’s, Tectonic’s or any other party’s security holders or other constituents vis-à-vis any other class or group of AVROBIO’s, Tectonic’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) the appropriate capital structure of AVROBIO or Tectonic, whether AVROBIO or Tectonic should be issuing debt or equity securities or a combination of both in the Transaction, or the form, structure or any aspect or terms of any debt or equity financing for, or in connection with, the Transaction (including, without limitation, the Concurrent Investment) or the likelihood of obtaining such financing, (vii) the acquisition by any party or group of a controlling interest in AVROBIO, (viii) whether or not AVROBIO, Tectonic, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (ix) the solvency, creditworthiness or fair value of AVROBIO, Tectonic or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (x) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Exchange Ratio or otherwise. This Opinion does not address the financial or other implications and effects of the Transaction (including, without limitation, any financing associated therewith) on AVROBIO, any security holders, creditors or other constituencies of AVROBIO, or any other party. Furthermore, we are not expressing any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Board, AVROBIO and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to AVROBIO, Tectonic and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Exchange Ratio provided for in the Merger pursuant to the Agreement, after giving effect to the Related Transactions, is fair, from a financial point of view, to AVROBIO.

Very truly yours,

/s/ Houlihan Lokey Capital, Inc.

HOULIHAN LOKEY CAPITAL, INC.

Annex C

FORM OF ASPEN STOCKHOLDER SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of January 30, 2024, by and among Tectonic Therapeutic, Inc., a Delaware corporation (the “Company”), AVROBIO, Inc., a Delaware corporation (“Aspen”), and the undersigned stockholder (the “Stockholder”) of Aspen. Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, Aspen, the Company and Alpine Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Aspen (the “Merger Sub”), have entered into an Agreement and Plan of Merger (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation and a wholly owned subsidiary of Aspen (the “Merger”) upon the terms and subject to the conditions set forth in the Merger Agreement.

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of such number of shares of Aspen Common Stock as indicated in Appendix A.

WHEREAS, as an inducement to the willingness of the Company to enter into the Merger Agreement, the Company has required that Stockholder enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:

1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.

(b) “Aspen Stockholder Matters” means (A) the approval of the issuance of shares of Aspen Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, (B) the approval of an amendment to the Aspen Charter to effect the Nasdaq Reverse Split, (C) the approval of the Equity Plan Proposals, and (D) the approval of an amendment to the Aspen Charter to provide for the exculpation of officers.

(c) “Shares” means (i) all shares of Aspen Common Stock owned, beneficially or of record, by the Stockholder as of the date hereof, and (ii) all additional shares of Aspen Common Stock acquired by the Stockholder, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Closing Date.

(d) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. The Stockholder covenants to the Company as follows:

(a) Except as otherwise permitted by Section 2(c), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below), the Stockholder shall not Transfer any of the Stockholder’s Shares, or publicly announce its intention to Transfer any of its Shares, in each case, including any Transfer by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by operation of law or otherwise), or either voluntarily or involuntarily, offer to Transfer or consent to any Transfer or enter into any contract, option or other agreement or understanding with respect to the Transfer of any or all of such Stockholder’s Shares.

(b) Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Authority, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement, nor shall the Stockholder take any action or agree or commit to take any action that would make any representation or warranty of such Stockholder contained in this Agreement untrue or incorrect or have the effect of preventing or materially delaying the Stockholder from or in performing its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares in favor of the Aspen Stockholder Matters and against any Acquisition Proposals.

(c) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) by will or other testamentary document or by intestacy, (ii) to any investment fund or other entity controlled or managed by the Stockholder, (iii) to any member of the Stockholder’s immediate family, (iv) to any trust for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder or otherwise for estate planning purposes, (v) pursuant to a qualified domestic order, (vi) to any charitable organization, (vii) by effecting a “net exercise” of an Aspen Option or a “net settlement” of an Aspen Restricted Stock Unit in which Aspen holds back shares of Aspen Common Stock otherwise issuable (but not the sale of already-owned shares of Aspen Common Stock) either to pay the exercise price upon the exercise of an Aspen Option or settlement of an Aspen Restricted Stock Unit or to satisfy the Stockholder’s tax withholding obligation upon the exercise of an Aspen Option or settlement of an Aspen Restricted Stock Unit, in each case as permitted pursuant to the terms of any Aspen Employee Plan and (viii) with respect to any Stockholder that is an entity, to any Affiliate of such Stockholder or to one or more partners or members of such Stockholder; provided, that (x) such Transferred Shares shall continue to be bound by this Agreement and (y) the applicable transferee shall have executed and delivered to Aspen and the Company a support agreement substantially identical to this Agreement upon consummation of the Transfer.

3. Agreement to Vote Shares. The Stockholder covenants to the Company as follows:

(a) Until the Expiration Date, at any meeting of the stockholders of Aspen, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Aspen with respect to the Aspen Stockholder Matters, the Stockholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (A) in favor of the Aspen Stockholder Matters, (B) against any Acquisition Proposal, and (C) in favor of an adjournment of the meeting of the stockholders of Aspen, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Aspen Stockholder Matters.

(b) If the Stockholder is the beneficial owner, but not the record holder, of Shares, the Stockholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 3.

(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of Aspen by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4. Action in Stockholder Capacity Only. Notwithstanding anything in this Agreement to the contrary, the Stockholder is entering into this Agreement solely in the Stockholder’s capacity as a record holder and beneficial owner, as applicable, of its Shares and not in the Stockholder’s capacity as a director or officer of Aspen, and this Agreement shall not limit or otherwise affect the actions or inactions of any Affiliate, representative or designee of the Stockholder or any of its Affiliates in his or her capacity, if applicable, as an officer or director of any other Person. Nothing herein shall limit or affect the Stockholder’s ability to act as a director of the Company in the taking of any actions (or failure to act) in his or her capacity as a director of the Company if such action (or failure to act) would be inconsistent with the exercise of his or her fiduciary duties as a director of the Company.

5. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the stockholders of Aspen or pursuant to any applicable written consent of the stockholders of Aspen, the Stockholder shall be deemed to have irrevocably granted to, and appointed, Aspen, and any individual designated in writing by Aspen, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of Aspen stockholders or at any meeting of the Aspen stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. Aspen agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except as otherwise provided for herein, the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

6. No Solicitation. From and after the date hereof until the Expiration Date, the Stockholder will not, and will not permit any entity under such Stockholder’s control to, take any action that Aspen is prohibited from taking pursuant to Section 5.4 of the Merger Agreement.

7. Documentation and Information. The Stockholder shall permit and hereby authorizes Aspen and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Aspen or the Company reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, a copy of this Agreement, the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s commitments and obligations under this Agreement. Each of Aspen and the Company is an intended third-party beneficiary of this Section 7.

8. No Exercise of Appraisal Rights; Waivers. The Stockholder hereby irrevocably and unconditionally (a) waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights (including any notice requirements related thereto) relating to the Merger that Stockholder may have by virtue of, or with respect to, any Shares (including all rights under Section 262 of the DGCL) and (b) agrees that the Stockholder will not bring, commence, institute, maintain, prosecute or voluntarily aid or participate in any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Authority, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder, or the approval of the Merger Agreement by the Aspen Board, breaches any fiduciary duty of the Aspen Board or any member thereof; provided, that the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder’s capacity as a director, officer or securityholder of Aspen.

9. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to the Company as follows:

(a) (i) The Stockholder is the beneficial or record owner of the shares of Aspen Common Stock indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Encumbrances (except for any Encumbrance that may be imposed pursuant to this Agreement or any lock-up agreement entered into by and between the Stockholder, the Company and Aspen); and (ii) the Stockholder does not beneficially own any securities of Aspen other than the shares of Aspen Common Stock and rights to purchase shares Aspen Common Stock set forth in Appendix A.

(b) With respect to any Stockholder that is an entity, the Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and is qualified to conduct its business in those jurisdictions necessary to perform this Agreement.

(c) Except as otherwise provided in this Agreement, the Stockholder has full power, legal capacity and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Authority). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter contemplated by this Agreement.

(d) This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Enforceability Exceptions. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable Law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

(e) The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.

(f) The execution, delivery or performance of this Agreement by the Stockholder will not contravene, conflict with or result in (i) a violation of any of the provisions of the Stockholder’s organizational documents, (ii) any Law or any Order by which the Stockholder, or any of the assets owned or used by the Stockholder, is subject; (iii) a violation or breach of, or result in a default under, any provision of any contract to which the Stockholder is a party; or (iv) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Stockholder.

(g) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Aspen, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that such Stockholder (and not Aspen, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the Contemplated Transactions. The Stockholder understands and acknowledges that the Company, Aspen and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

(h) With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

10. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earlier of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof, or (b) the Effective Time (the “Expiration Date”); provided, however, that (i) Section 11 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for fraud or for any material and willful breach of this Agreement prior to the Effective Time.

11. Further Assurances. Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Aspen may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Contemplated Transactions.

12. Miscellaneous Provisions.

(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto.

(b) Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by electronic transmission in PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

(c) Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 12(c), (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, (v) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 12(k) of this Agreement and (vi) irrevocably and unconditionally waives the right to trial by jury.

(d) Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other party (in whole or in part, whether by operation of law or otherwise), and any attempted or purported assignment or delegation of this Agreement or any of such rights or obligations by such party without the other party’s prior written consent shall be void and of no effect. Any purported assignment of rights or delegation of performance obligations in violation of this Section 12(d) is void.

(e) No Third Party Rights. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder other than the parties hereto to the extent expressly set forth herein.

(f) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

(g) Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the parties waives any bond, surety or other security that might be required of any other party with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

(h) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (ii) upon delivery in the case of delivery by hand or (iii) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery)

prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, (A) if to the Company or Aspen, to the address, electronic mail address provided in the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to the Stockholder, to the Stockholder’s address or electronic mail address shown below Stockholder’s signature to this Agreement.

(i) Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until Aspen has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, partners, members, stockholders, parents, subsidiaries, attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Stockholder nor any of its Affiliates (other than Aspen, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Aspen, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Aspen to the extent practicable. The Company is an intended third-party beneficiary of this Section 12(i).

(j) Interpretation. When reference is made in this Agreement to a Section or Appendix, such reference shall be to a Section of or Appendix to this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

COMPANY:
Tectonic Therapeutic, Inc.

By:
Name:
Title:

ASPEN:
AVROBIO, Inc.

By:
Name:
Title:

[STOCKHOLDER], in his/her capacity as the Stockholder:

Signature:

Address:

Email:

Appendix A

Annex D

FORM OF COMPANY STOCKHOLDER SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of January 30, 2024, by and among Tectonic Therapeutic, Inc., a Delaware corporation (the “Company”), AVROBIO, Inc., a Delaware corporation (“Aspen”), and the undersigned stockholder (the “Stockholder”) of the Company. Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, Aspen, the Company and Alpine Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Aspen (the “Merger Sub”), have entered into an Agreement and Plan of Merger (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation and a wholly owned subsidiary of Aspen (the “Merger”) upon the terms and subject to the conditions set forth in the Merger Agreement.

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of such number of shares of Company Capital Stock and Company Convertible Notes as indicated in Appendix A.

WHEREAS, as an inducement to the willingness of Aspen to enter into the Merger Agreement, Aspen has required that Stockholder enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:

1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.

(b) “Shares” means (i) all shares of Company Capital Stock beneficially owned by the Stockholder as of the date hereof, and (ii) all additional shares of Company Capital Stock acquired and beneficially owned by the Stockholder during the period commencing with the execution and delivery of this Agreement and expiring on the Closing Date.

(c) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. The Stockholder covenants to Aspen as follows:

(a) Except as otherwise permitted by Section 2(c), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below), the Stockholder shall not Transfer any of the Stockholder’s Shares, or publicly announce its intention to Transfer any of its Shares, in each case, including any Transfer by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by operation of law or otherwise), or either voluntarily or involuntarily, offer to Transfer or consent to any Transfer or enter into any contract, option or other agreement or understanding with respect to the Transfer of any or all of such Stockholder’s Shares.

(b) Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Authority, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement, nor shall the Stockholder take any action or agree or commit to take any action that would make any representation or warranty of such Stockholder contained in this Agreement untrue or incorrect or have the effect of preventing or materially delaying the Stockholder from or in performing its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement and the Voting Agreement of the Company, dated as of March 31, 2021 and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to execute and deliver the Company Stockholder Written Consent.

(c) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) by will or other testamentary document or by intestacy, (ii) to any investment fund or other entity controlled or managed by the Stockholder or the investment adviser of a general partner of the Stockholder, or an entity under common control or management with the Stockholders (in each case, directly or indirectly), (iii) to any member of the Stockholder’s immediate family (or, if the Stockholder is a corporation, partnership or other entity, to an immediate family member of a beneficial owner of the Shares held by the Stockholder), (iv) to any trust or other entity for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder (or, if the Stockholder is a corporation, partnership or other entity, for the direct or indirect benefit of an immediate family member of a beneficial owner of the Shares held by the Stockholder) or otherwise for estate tax or estate planning purposes, (v) in the case of a Stockholder who is not a natural person, by pro rata distributions from the Stockholder to its members, partners, or shareholders pursuant to the Stockholder’s organizational documents, (vi) pursuant to a qualified domestic order, (vii) to any charitable organization, or (viii) by effecting a “net exercise” of a Company Option or a “net settlement” of a Company Restricted Stock Unit in which the Company holds back shares of Company Common Stock otherwise issuable (but not the sale of already-owned shares of Company Common Stock) either to pay the exercise price upon the exercise of a Company Option or settlement of a Company Restricted Stock Unit or to satisfy the Stockholder’s tax withholding obligation upon the exercise of a Company Option or settlement of a Company Restricted Stock Unit, in each case as permitted pursuant to the terms of any Company Employee Plan and (ix) with respect to any Stockholder that is an entity, to any Affiliate of such Stockholder or to one or more partners or members of such Stockholder; provided, that in the cases of clauses (i)-(vi), (x) such Transferred Shares shall continue to be bound by this Agreement and (y) the applicable direct transferee (if any) of such Transferred Shares shall have executed and delivered to Aspen and the Company a support agreement substantially identical to this Agreement upon consummation of the Transfer or (vii) to the extent required by applicable Law.

3. Agreement to Vote Shares. The Stockholder covenants to the Company as follows:

(a) Until the Expiration Date, at any meeting of the stockholders of the Company, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company, the Stockholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (A) to adopt and approve the Merger Agreement, (B) to approve the Contemplated Transactions, (C) to approve an amendment to the Company’ certificate of incorporation to effect the Company Authorized Share Increase, (D) to the extent the Stockholder is entitled to vote or exercise a right to consent with respect to such matter, to effect the Company Preferred Stock Conversion immediately prior to the Company SAFEs Conversion, which Company SAFEs Conversion shall occur immediately prior to the Subscription Agreement Concurrent Investment, (E) to waive any pre-emptive right, right of participation, right of maintenance, anti-dilution right or any similar right as may otherwise be provided to such Stockholder under the Organizational Documents of the Company in connection with any of the Contemplated Transactions, and (F) against any Acquisition Proposal. Further, to the extent the Stockholder holds any Company SAFEs, the Stockholder hereby understands that such Company SAFEs shall convert into shares of Company Common Stock in accordance with Section 2.5(g) of the Merger Agreement at the same price per share at which the shares of Company Common Stock is sold pursuant to the Subscription Agreement.

(b) If the Stockholder is not the record holder of Shares, the Stockholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 3.

(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of the Company by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4. Action in Stockholder Capacity Only. Notwithstanding anything in this Agreement to the contrary, the Stockholder is entering into this Agreement solely in the Stockholder’s capacity as the beneficial owner of its Shares and not in the Stockholder’s capacity as a director or officer of the Company, and this Agreement shall not limit or otherwise affect the actions or inactions of any Affiliate, representative or designee of the Stockholder or any of its Affiliates in his or her capacity, if applicable, as an officer or director of any other person. Nothing herein shall limit or affect the Stockholder’s ability to act as a director of the Company in the taking of any actions (or failure to act) in his or her capacity as a director of the Company if such action (or failure to act) would be inconsistent with the exercise of his or her fiduciary duties as a director of the Company.

5. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the stockholders of the Company or pursuant to any applicable written consent of the stockholders of the Company, the Stockholder shall be deemed to have irrevocably granted to, and appointed, the Company, and any individual designated in writing by the Company, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of Company stockholders or at any meeting of the Company stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. The Company agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except as otherwise provided for herein, the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

6. No Solicitation. From and after the date hereof until the Expiration Date, the Stockholder will not, and will not permit any entity under such Stockholder’s control to, take any action that the Company is prohibited from taking pursuant to Section 5.4 of the Merger Agreement.

7. Documentation and Information. The Stockholder shall permit and hereby authorizes Aspen and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Aspen or the Company reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, a copy of this Agreement, the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s commitments and obligations under this Agreement. Each of Aspen and the Company is an intended third-party beneficiary of this Section 7.

8. No Exercise of Appraisal Rights; Waivers. The Stockholder hereby irrevocably and unconditionally (a) waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights (including any notice requirements related thereto) relating to the Merger that Stockholder may have by virtue of, or with respect to, any Shares (including all rights under Section 262 of the DGCL) and (b) agrees that the Stockholder will not bring, commence, institute, maintain, prosecute or voluntarily aid or participate in any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Authority, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder breaches any duty that the Company Board has (or may be alleged to have) to the Company or to the other Company stockholders; provided, that (x) the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder’s capacity as a director, officer or securityholder of the Company and (y) the foregoing shall not limit or restrict in any manner the Stockholder from enforcing the Stockholder’s rights under this Agreement and the other agreements entered into by the Stockholder in connection herewith, or otherwise in connection with the Merger, including the Stockholder’s right to receive the Merger Consideration pursuant to the terms of the Merger Agreement.

9. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to the Company as follows:

(a) (i) The Stockholder is the beneficial owner of the shares of Company Capital Stock indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Encumbrances (except for any Encumbrance that may be imposed pursuant to this Agreement, the Voting Agreement, the Investors’ Rights Agreement of the Company, dated as of March 31, 2021 (the “Investors’ Rights Agreement”), or any lock-up agreement entered into by and between the Stockholder, the Company and Aspen); and (ii) the Stockholder does not beneficially own any securities of the Company other than the shares of Company Capital Stock and rights to purchase shares Company Capital Stock set forth in Appendix A.

(b) With respect to any Stockholder that is an entity, the Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and is qualified to conduct its business in those jurisdictions necessary to perform this Agreement.

(c) Except as otherwise provided in this Agreement, the Stockholder has full power, legal capacity and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Authority). Without limiting the generality of the foregoing, except for the Voting Agreement, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter contemplated by this Agreement.

(d) This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Enforceability Exceptions. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable Law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

(e) The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.

(f) The execution, delivery or performance of this Agreement by the Stockholder will not contravene, conflict with or result in (i) a violation of any of the provisions of the Stockholder’s organizational documents, (ii) any Law or any Order by which the Stockholder, or any of the assets owned or used by the Stockholder, is subject; (iii) a violation or breach of, or result in a default under, any provision of any contract to which the Stockholder is a party; or (iv) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Stockholder.

(g) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Aspen, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that such Stockholder (and not Aspen, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the Contemplated Transactions. The Stockholder understands and acknowledges that the Company, Aspen and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

(h) With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

10. Certain Agreements. Each Stockholder, by this Agreement, and with respect to such Stockholder’s Shares, severally and not jointly, hereby agrees to terminate, subject to the occurrence of, and effective immediately prior to, the Effective Time, each of (a) the agreements set forth on Appendix B hereto and (b) any rights under any letter agreement providing for redemption rights, put rights, purchase rights, information rights, rights to consult with and advise management, inspection rights, preemptive rights, board of directors observer rights or rights to receive information delivered to the board of directors or other similar rights not generally available to stockholders of the Company between the Stockholder and the Company, but excluding, for the avoidance of doubt, any rights the Stockholder may have that relate to any indemnification, commercial, development or employment agreements or arrangements between such Stockholder and the Company or any subsidiary of the Company, which shall survive in accordance with their terms. Each Stockholder hereby terminates and waives all rights of first refusal, redemption rights and rights of notice of the Merger and the other transactions contemplated by the Merger Agreement, effective as of immediately prior to, and contingent upon, the Effective Time.

11. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earliest of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof, (b) the time this Agreement is terminated upon the written agreement of the Stockholder, the Company and Aspen and (c) the Effective Time (the “Expiration Date”); provided, however, that (i) Section 13 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for fraud or for any material and willful breach of this Agreement prior to the Effective Time.

12. Further Assurances. Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Aspen may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Contemplated Transactions.

13. Miscellaneous Provisions.

(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto.

(b) Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by electronic transmission in PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

(c) Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 13(c), (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, (v) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 13(k) of this Agreement and (vi) irrevocably and unconditionally waives the right to trial by jury.

(d) Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other party (in whole or in part, whether by operation of law or otherwise), and any attempted or purported assignment or delegation of this Agreement or any of such rights or obligations by such party without the other party’s prior written consent shall be void and of no effect. Any purported assignment of rights or delegation of performance obligations in violation of this Section 13(d) is void.

(e) No Third Party Rights. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder other than the parties hereto to the extent expressly set forth herein.

(f) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

(g) Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the parties waives any bond, surety or other security that might be required of any other party with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

(h) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (ii) upon delivery in the case of delivery by hand or (iii) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, (A) if to the Company or Aspen, to the address, electronic mail address provided in the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to the Stockholder, to the Stockholder’s address or electronic mail address shown below Stockholder’s signature to this Agreement.

(i) Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until Aspen has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, partners, members, stockholders, parents, subsidiaries, attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein) or as otherwise permitted pursuant to and in accordance with the terms of Section 3.5 of the Investors’ Rights Agreement. Neither the Stockholder nor any of its Affiliates (other than Aspen, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Aspen, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Aspen to the extent practicable. The Company is an intended third-party beneficiary of this Section 13(i).

(j) Interpretation. When reference is made in this Agreement to a Section or Appendix, such reference shall be to a Section of or Appendix to this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(k) No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and below to the Stockholder, and the Company shall have no authority to direct the Stockholder in the voting or disposition of any Shares, expect as specifically provided herein.

(l) Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement shall survive the Effective Time.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

COMPANY:
Tectonic Therapeutic, Inc.

By:
Title:

ASPEN:
AVROBIO, Inc.

By:
Title:

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

[STOCKHOLDER], in his/her capacity as the Stockholder:

Signature:

Address:

Email:

Appendix A

Appendix B

1.	Voting Agreement, dated as of March 31, 2021, by and among Tectonic Therapeutic, Inc., the Stockholder, and the other parties thereto.

2.	Right of First Refusal and Co-Sale Agreement, dated as of March 31, 2021, by and among Tectonic Therapeutic, Inc., the Stockholder, and the other parties thereto.

3.	Investors’ Rights Agreement, dated as of March 31, 2021, by and among Tectonic Therapeutic, Inc., the Stockholder, and the other parties thereto.

Annex E

FORM OF LOCK-UP AGREEMENT

[   ], 2024

AVROBIO, Inc.

100 Technology Square, 6th Floor

Cambridge, Massachusetts 02139

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that AVROBIO, Inc., a Delaware corporation (“Aspen”), is entering into an Agreement and Plan of Merger, dated as of January 30, 2024 (as the same may be amended from time to time, the “Merger Agreement”) with Alpine Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Aspen, and Tectonic Therapeutic, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition and inducement to each of Aspen and the Company to enter into the Merger Agreement and to consummate the transactions contemplated thereby, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Aspen, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

(1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock, $0.0001 par value per share, of Aspen (“Aspen Common Stock”) or any securities convertible into or exercisable or exchangeable for shares of Aspen Common Stock (including without limitation, (a) shares of Aspen Common Stock or such other securities of Aspen that may be deemed to be owned of record or beneficially (including holding as a custodian) by the undersigned in accordance with the rules and regulations of the SEC, (b) securities of Aspen which may be issued upon exercise of an option to purchase shares of Aspen Common Stock or warrant to purchase shares of Aspen Common Stock or settlement of a restricted stock unit or restricted stock award and (c) Aspen Common Stock or such other securities to be issued to the undersigned in connection with the Merger that are currently or hereafter owned of record or beneficially (including holding as a custodian) by the undersigned, except as set forth below (collectively, the “Undersigned’s Shares”);

(2) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (1) above or this clause (2) is to be settled by delivery of shares of Aspen Common Stock or other securities, in cash or otherwise;

(3) make any demand for, or exercise any right with respect to, the registration of any shares of Aspen Common Stock or any security convertible into or exercisable or exchangeable for shares of Aspen Common Stock (other than such rights set forth in the Merger Agreement or the Subscription Agreement); or

(4) publicly disclose the intention to do any of the foregoing.

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a) transfers of the Undersigned’s Shares:

(1) (A) to any person related to the undersigned (or related to an ultimate beneficial owner of the undersigned) by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the direct or indirect benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift to a charitable organization or a charitable contribution, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation or limited liability company which is controlled by or under common control with the undersigned and/or by any such Family Member(s);

(2) if the undersigned is a corporation, partnership, limited liability company or other business entity, (A) to another corporation, partnership, limited liability company or other business entity that is a direct or indirect affiliate (as defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of the undersigned, including investment funds or other business entities that control or manage, are under common control or management with, or are controlled or managed by, the undersigned, (B) as a distribution or dividend to equity holders, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift to a charitable organization or a charitable contribution or otherwise to a trust or other entity for the direct or indirect benefit of a Family Member of a beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of the Undersigned’s Shares or (D) transfers or dispositions not involving a change in beneficial ownership; or

(3) if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value (other than transfers pursuant to 1(A), 1(E) or 2(A)) and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Aspen a lock-up agreement in substantially the form of this Lock-Up Agreement with respect to the shares of Aspen Common Stock or such other securities that have been so transferred or distributed;

(b) the exercise of an option to purchase shares of Aspen Common Stock (including a net or cashless exercise of an option to purchase shares of Aspen Common Stock), and any related transfer of shares of Aspen Common Stock to Aspen for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Aspen Common Stock issued in connection with such exercise shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(c) transfers to Aspen in connection with the net settlement of any restricted stock unit or other equity award that represents the right to receive in the future shares of Aspen Common Stock, settled in shares of Aspen Common Stock, to pay any tax withholding obligations; provided that, for the avoidance of doubt, the underlying shares of Aspen Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(d) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Aspen Common Stock; provided that such plan does not provide for any transfers of shares of Aspen Common Stock during the Restricted Period;

(e) transfers or sales by the undersigned of shares of Aspen Common Stock purchased by the undersigned on the open market or in a public offering by Aspen, in each case following the Closing Date;

(f) transfers pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Aspen’s capital stock involving a change of control of Aspen (including entering into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of shares of Aspen Common Stock (or any security convertible into or exercisable for Aspen Common Stock), or vote any shares of Aspen Common Stock in favor of any such transaction or taking any other action in connection with any such transaction), provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement;

(g) transfers by the undersigned of shares of Aspen Common Stock to Aspen in connection with the termination of employment or other termination of the undersigned and pursuant to agreements in effect as of the Effective Time whereby Aspen has the option to repurchase such shares or securities;

(h) transfers pursuant to an order of a court or regulatory agency;

(i) transfers or sales by the undersigned of shares of Aspen Common Stock issued pursuant to the Merger Agreement in respect of shares of the Company purchased from the Company in the Concurrent Investment immediately prior to the Specified Time; or

(j) sales or other transfers with the prior written consent of Aspen.

and provided, further, that, with respect to each of (b), (c), and (d) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee, as the case may be) under Section 16 of the Exchange Act or other public announcement shall be made voluntarily reporting a reduction in beneficial ownership of shares of Aspen Common Stock or in beneficial ownership of any securities convertible into or exercisable or exchangeable for Aspen Common Stock in connection with such transfer or disposition during the Restricted Period (other than any exit filings) and if any filings under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of Aspen Common Stock in connection with such transfer or distribution, shall be required under applicable federal and state securities laws during the Restricted Period, such filing, report or announcement shall clearly indicate in the footnotes therein, in reasonable detail, a description of the circumstances of the transfer and that the shares remain subject to this Lock-Up Agreement.

For purposes of this Lock-Up Agreement, “change of control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of Aspen’s voting securities if, after such transfer, Aspen’s stockholders as of immediately prior to such transfer do not hold a majority of the outstanding voting securities of Aspen (or the surviving entity).

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Aspen. In furtherance of the foregoing, the undersigned agrees that Aspen and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Aspen may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Aspen Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

For the avoidance of doubt, this Lock-Up Agreement represents a contractual agreement between the parties hereto, and to the extent any term of this Lock-Up Agreement (as amended, supplemented, restated or otherwise modified from time to time) directly conflicts with the terms of Aspen’s bylaws, as amended, the terms of this Lock-Up Agreement shall control.

This Lock-Up Agreement shall terminate automatically, and the undersigned shall automatically be released from all restrictions and obligations under this Lock-Up Agreement upon the earlier of the (i) the expiration of the

Restricted Period and (ii) if the Merger Agreement is terminated for any reason, upon the date of such termination. The undersigned understands that Aspen and the Company are proceeding with the transactions contemplated by the Merger Agreement in reliance upon this Lock-Up Agreement.

Except as otherwise provided herein, any and all remedies herein expressly conferred upon Aspen and the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Aspen and/or the Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur to Aspen and the Company in the event that any provision of this Lock-Up Agreement was not performed in accordance with its specific terms (including failing to take such actions as are required of it hereunder to consummate this Agreement) or were otherwise breached. It is accordingly agreed that Aspen and the Company shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Aspen and the Company are entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Aspen or the Company with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

In the event that any holder of Aspen’s securities that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Aspen to sell or otherwise transfer or dispose of shares of Aspen Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder (whether in one or multiple releases or waivers), the same percentage of shares of Aspen Common Stock held by the undersigned shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Aspen to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holder’s shares of Aspen Common Stock that, when combined with all such other such permissions and early releases granted to such equity holder, represents an amount which exceeds 1% of the number of shares of Aspen Common Stock originally subject to a substantially similar agreement. In the event of any Pro-Rata Release, Aspen shall promptly (and in any event within three (3) business days of such release) inform the undersigned of the terms of such Pro-Rata Release.

Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Aspen shall reasonably cooperate with the undersigned to facilitate the timely preparation and delivery of certificates representing the Undersigned Shares without the restrictive legend above or the withdrawal of any stop transfer instructions by virtue of this Lock-Up Agreement.

This Lock-Up Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Lock-Up Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with foregoing clause (i) of this paragraph, (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party and (v) irrevocably and unconditionally waives the right to trial by jury. This Lock-Up Agreement constitutes the entire agreement between the parties to this Lock-Up Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by all parties by electronic transmission in PDF format shall be sufficient to bind the parties to the terms and conditions of this Lock-Up Agreement.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

Print Name of Stockholder:

Signature (for individuals):

Signature (for entities):
By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Accepted and Agreed by AVROBIO, Inc.:

By:
Name:	Erik Ostrowski
Title:	Interim CEO, CFO
Accepted and Agreed By Tectonic Therapeutic, Inc.:

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Annex F

FINAL

FORM OF CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”), dated as of [_____], 2024, is entered into by and among AVROBIO, Inc., a Delaware corporation (the “Company”) and [_____], a [_____] corporation (“Rights Agent”).

RECITALS

WHEREAS, the Company, Alpine Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), and Tectonic Therapeutic, Inc., a Delaware corporation (“Tyrol”), have entered into an Agreement and Plan of Merger and Reorganization, dated as of January 30, 2024 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Tyrol, with Tyrol surviving the Merger as a wholly-owned subsidiary of the Company;

WHEREAS, pursuant to the Merger Agreement, and in accordance with the terms and conditions thereof, the Company has agreed to provide to the Holders (as defined herein) contingent value rights as hereinafter described; and

WHEREAS, the parties have done all things reasonably necessary to make the contingent value rights, when issued pursuant to the Merger Agreement and hereunder, the valid obligations of the Company and to make this Agreement a valid and binding agreement of the Company, in accordance with its terms.

NOW, THEREFORE, in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the proportionate benefit of all Holders, as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement. The following terms have the meanings ascribed to them as follows:

“Acting Holders” means, at the time of determination, the Holders of more than 30% of the outstanding CVRs, as reflected on the CVR Register.

“Assignee” has the meaning set forth in Section 7.5.

“Calendar Quarter” means the successive periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 or December 31, for so long as this Agreement is in effect; provided, however that (a) the first Calendar Quarter shall commence on the date of this Agreement and shall end on the first such occurrence of a March 31, June 30, September 30 or December 31 thereafter, and (b) the last Calendar Quarter shall commence on the first day after the full Calendar Quarter immediately preceding the effective date of the termination or expiration of this Agreement and shall end on the effective date of the termination or expiration of this Agreement.

“Commercially Reasonable Efforts” means with respect to the disposition of the Company Pre-Closing Assets, carrying out those obligations and tasks in good faith following receipt of a bona fide indication of interest or

F-1

proposal from a third party (verbal (provided that any such verbal offer must be subsequently delivered in writing, which the Company shall request) or written) (“Inbound Interest”) delivered or otherwise made known to an executive officer or business development officer of the Company, taking into account all commercial and other relevant factors that the Company, exercising good faith, would normally take into account with respect to a disposition of assets; provided that Commercially Reasonable Efforts shall not require the Company to initiate any bona fide sale process or other proactive efforts to identify potential counterparties with respect to any Company Pre-Closing Assets.

“Common Stock” means the common stock, $0.0001 par value, of the Company.

“Company Pre-Closing Assets” means those assets of the Company, to the extent existing as of immediately prior to the Closing, relating to (a) the Company’s plato manufacturing platform, (b) the Company’s AVR-RD-01 (Fabry), AVR-RD-02 (Gaucher), and/or AVR-RD-03 (Pompe) research and development programs, and (c) the Company’s Intellectual Property set forth in Section 4.12(a) of the Aspen Disclosure Schedule.

“CVR” means a contingent contractual right of Holders to receive CVR Payments pursuant to the Merger Agreement and this Agreement.

“CVR Payment” means a cash payment equal to eighty percent (80%) of the Net Proceeds received by the Company in a given Calendar Quarter during the CVR Term, with the remaining twenty percent (20%) being retained by the Company.

“CVR Payment Amount” means with respect to each CVR Payment and each Holder, an amount equal to such CVR Payment divided by the total number of CVRs and then multiplied by the total number of CVRs held by such Holder as reflected on the CVR Register.

“CVR Payment Period” means a period equal to a Calendar Quarter ending at any time after the effective date of a Disposition Agreement.

“CVR Payment Statement” means, for a given CVR Payment Period during the CVR Term, a written statement of the Company, signed on behalf of the Company, setting forth in reasonable detail the calculation of the applicable CVR Payment for such CVR Payment Period.

“CVR Register” has the meaning set forth in Section 2.3(b).

“CVR Term” means the period beginning on the Closing and ending upon the tenth (10th) anniversary of this Agreement.

“Disposition” or “Dispose” means the direct or indirect sale, license, assignment, transfer, conveyance, grant of any option or other disposition of any Company Pre-Closing Asset by the Company or its Affiliates (including any such sale or disposition of equity securities in any Subsidiary established by the Company or its Affiliates to hold any right, title or interest in or to any Company Pre-Closing Asset), in each case, during the Disposition Period.

“Disposition Agreement” means a definitive written agreement providing for a transaction or series of transactions between the Company or its Affiliates and any Person who is not an Affiliate of the Company regarding a Disposition of the Company Pre-Closing Assets.

“Disposition Period” means the period beginning on the execution date of the Merger Agreement and ending on the date that is eighteen (18) months after the Closing Date.

“DTC” means The Depository Trust Company.

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“Gross Proceeds” means, without duplication, the sum of all cash consideration and the value of any marketable consideration actually received by the Company or any of its Affiliates during the CVR Term with respect to a Disposition, solely as such consideration relates to a Company Pre-Closing Asset. The value of any marketable securities (whether debt or equity) or other non-cash property constituting Gross Proceeds shall be determined as follows: (i) if a value was ascribed to any such securities or property in connection with such Disposition, such value so ascribed or (ii) if no value was ascribed, then (A) the value of securities for which there is an established public market shall be equal to the volume weighted average of their closing market prices for the thirty (30) trading days ending the day prior to the date of payment to, or receipt by the Company or its relevant Affiliate, and (B) the value of securities that have no established public market and the value of consideration that consists of other non-cash property, shall be the fair market value thereof as of the date of payment to, or receipt by, the Company or its relevant Affiliate.

“Holder” means, at the relevant time, a Person in whose name CVRs are registered in the CVR Register.

“Loss” has the meaning set forth in Section 3.2(g).

“Net Proceeds” means, for any CVR Payment Period, Gross Proceeds minus Permitted Deductions, all as calculated, to the extent in accordance with GAAP, in a manner consistent with the Company’s accounting practices in the most recently filed annual audited financial statements with the SEC, except as otherwise set forth herein. For clarity, to the extent Permitted Deductions exceed Gross Proceeds for any CVR Payment Period, any excess Permitted Deductions shall be applied against Gross Proceeds in subsequent CVR Payment Periods.

“Notice” has the meaning set forth in Section 7.1.

“Officer’s Certificate” means a certificate signed by the chief executive officer and the chief financial officer of the Company, in their respective official capacities.

“Party” means the Company or the Rights Agent.

“Permitted Deductions” means the sum of (without duplication):

(a) any applicable Tax (including any applicable value added, transfer, stamp or sales taxes) imposed on Gross Proceeds and payable by Tyrol, the Company or any of their respective Affiliates (regardless of whether the due date for such Taxes arises during or after the Disposition Period) and, without duplication, any income or other similar Taxes payable by Tyrol, the Company or any of their respective Affiliates that would not have been incurred by Tyrol, the Company or any of their respective Affiliates but for the Gross Proceeds; provided that, for purposes of calculating income Taxes incurred by Tyrol, the Company or any of their respective Affiliates in respect of the Gross Proceeds, any such income Taxes shall be computed (i) assuming that the only items of gross income of Tyrol, the Company and their subsidiaries are the applicable items of Gross Proceeds (for the avoidance of doubt, assuming that such items of Gross Proceeds are taxable in the hands of Tyrol, the Company or their subsidiaries, as applicable, no later than the taxable year that includes the corresponding CVR Payment Amount), (ii) assuming that the only items of expenses, losses, credits or other deductions of Tyrol, the Company and their subsidiaries are those items of expense, loss, credit and deduction (including net operating loss carryforwards or other Tax attributes) of the Company or its Affiliates existing as of immediately prior to the Closing for U.S. federal income tax purposes and applicable state and local income tax purposes that are actually usable by Tyrol, the Company or their subsidiaries, as applicable, in the tax year of receipt of the applicable items of Gross Proceeds, to the extent such net operating loss carryforwards and other items are permitted by Law to be, and are, taken as a deduction in such taxable year (for the sake of clarity, (1) taking into account any limits on the usability of such attributes, including under Section 382 of the Code as determined by the Company’s tax advisers, including, but not limited to, as a result of the transactions contemplated by the Merger Agreement and (2) excluding any net operating losses or other Tax attributes generated by Tyrol, the Company or any of their respective Affiliates after the Closing, including by reason of any acquisition after the Closing),

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and (iii) all such items of Gross Proceeds are taxed in the hands of Tyrol, the Company or their subsidiaries, as applicable, at the highest applicable marginal income or other similar U.S. federal, state, local and non-U.S. tax rate;

(b) any reasonable and documented out-of-pocket costs and expenses incurred by the Company or any of its Affiliates in respect to its performance of this Agreement following the Closing, including any costs related to the prosecution, maintenance or enforcement by the Company or any of its Subsidiaries of intellectual property rights (but excluding any costs related to a breach of this Agreement, including costs incurred in litigation in respect of the same);

(c) any reasonable and documented out-of-pocket expenses incurred or accrued by the Company or any of its Affiliates in connection with the negotiation, entry into and closing of any Disposition of any Company Pre-Closing Asset, including any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee, service fee or other fee, commission or expense owed to any broker, finder, investment bank, auditor, accountant, counsel, advisor or other third party in relation thereto;

(d) (i) any Losses actually incurred, and actually paid or actually payable, or reasonably expected to be incurred and subsequently actually paid by the Company or any of its Subsidiaries arising out of any third-party claims, demands, actions, or other proceedings related to or in connection with any Disposition or any Company Pre-Closing Assets and, without duplication, (ii) an amount that would reasonably be payable under any obligations of the Company or any of its Subsidiaries in respect of contingent or indemnification obligations provided for in any Disposition Agreement; provided that any amounts deducted pursuant to this clause (d) shall be held back by the Company in a separate account for the benefit of the Holders and to the extent such amounts have not been paid in respect of such third-party proceedings or such contingent or indemnification obligations (as applicable) upon the final resolution of such third-party proceedings or the lapse in survival of such contingent or indemnification obligations (provided that in the case of contingent or indemnification obligations that continue indefinitely pursuant to their terms, such lapse of survival shall be deemed to have occurred three (3) years after the commencement of such obligations) (as applicable), in each case prior to the end of the CVR Term, then such amounts shall be paid over to the Rights Agent within fifteen (15) Business Days of such final resolution or such lapse (as applicable) for further distribution to the Holders; and

(e) any proceeds in consideration for a Disposition pursuant to a Disposition Agreement included in the final determination of Aspen Net Cash in accordance with the Merger Agreement.

“Permitted Transfer” means a transfer of CVRs (a) upon death of a Holder by will or intestacy; (b) pursuant to a court order; (c) by operation of Law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (d) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC; or (e) as provided in Section 2.6.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent will have become the Rights Agent pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

ARTICLE 2

CONTINGENT VALUE RIGHTS

Section 2.1 Holders of CVRs; Appointment of Rights Agent.

(a) The CVRs represent the rights of Holders to receive CVR Payments pursuant to this Agreement. The initial Holders will be the holders of issued and outstanding shares of Common Stock as of immediately prior to the Effective Time (the “Specified Time”) (including, for the avoidance of doubt, those shares of Common Stock

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issued upon settlement of Aspen Restricted Stock Units pursuant to Section 6.7 of the Merger Agreement) (the “Eligible Holders” and such shares, the “Eligible Shares”). One CVR will be issued with respect to each Eligible Share.

(b) The Company hereby appoints the Rights Agent to act as Rights Agent for the Company in accordance with the express terms and conditions set forth in this Agreement (and no implied terms and conditions), and the Rights Agent hereby accepts such appointment.

Section 2.2 Non-transferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. The CVRs will not be listed on any quotation system or traded on any securities exchange. Any purported transfer of a CVR other than in a Permitted Transfer shall be null and void ab initio.

Section 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs will be issued in book-entry form only and will not be evidenced by a certificate or other instrument.

(b) The Rights Agent shall create and maintain a register (the “CVR Register”) for the purpose of registering CVRs and Permitted Transfers. The CVR Register will be created, and CVRs will be distributed, pursuant to written instructions to the Rights Agent from the Company. The CVR Register will initially show one position for Cede & Co. representing Eligible Shares held by DTC on behalf of the street holders of the Eligible Shares held by such Eligible Holders as of the Specified Time. The Rights Agent will have no responsibility whatsoever directly or indirectly to the street name holders with respect to transfers of CVRs. With respect to any payments or issuances to be made under Section 2.4 below, the Rights Agent will accomplish the payment to any former street name holders of Eligible Shares by sending one lump-sum payment or issuance to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments or Eligible Shares by DTC to such street name holders.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer and any other requested documentation in form reasonably satisfactory to the Rights Agent pursuant to its guidelines or procedures, including a guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program, duly executed and properly completed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register. The Company and Rights Agent may require evidence of payment of a sum sufficient to cover any stamp, documentary, registration, or other Tax or governmental charge that is imposed in connection with any such registration of transfer (or evidence that such Taxes and charges are not applicable). The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of a CVR of applicable taxes or charges unless and until the Rights Agent is satisfied that all such taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register will be the valid obligations of the Company and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid until registered in the CVR Register, and any transfer not duly registered in the CVR Register will be void and invalid. All costs and expenses related to any transfer or assignment of the CVRs (including the cost of any transfer tax) will be the responsibility of the transferor.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form, promptly record the change of address in the CVR Register. The Acting Holders may, without duplication, make

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a written request to the Rights Agent for a list containing the names, addresses and number of CVRs of the Holders that are registered in the CVR Register. Upon receipt of such written request from the Acting Holders, the Rights Agent shall promptly deliver a copy of such list to the Acting Holders.

(e) The Company will provide written instructions to the Rights Agent for the distribution of CVRs to Eligible Holders as of the Specified Time. Subject to the terms and conditions of this Agreement and the Company’s prompt confirmation of the Effective Time, the Rights Agent shall effect the distribution of the CVRs, less any applicable tax withholding, to each Eligible Holder as of the Specified Time by the mailing of a statement of holding reflecting such CVRs.

Section 2.4 Payment Procedures.

(a) No later than forty-five (45) days following the end of each Calendar Quarter during the CVR Term, commencing with the first CVR Payment Period in which the Company or its Affiliates receives Gross Proceeds, the Company shall deliver to the Rights Agent a CVR Payment Statement for the such CVR Payment Period. Subject to the last sentence of this Section 2.4(a), concurrent with the delivery of each CVR Payment Statement, on the terms and conditions of this Agreement, the Company shall pay the Rights Agent in U.S. dollars an amount equal to the CVR Payment for the applicable CVR Payment Period. Such CVR Payment will be transferred by wire transfer of immediately available funds to an account designated in writing by the Rights Agent not less than twenty (20) Business Days prior to the date of the applicable payment. Upon receipt of the wire transfer referred to in the foregoing sentence, the Rights Agent shall promptly (and in any event, within ten (10) Business Days) pay, by check mailed, first-class postage prepaid, to the address each Holder set forth in the CVR Register at such time or by other method of deliver as specified by the applicable Holder in writing to the Rights Agent, an amount equal to such Holder’s CVR Payment Amount. The Rights Agent shall as soon as practicable after receipt of a CVR Payment Statement under this Section 2.4(a), send each Holder at its registered address a copy of such statement. For the avoidance of doubt the Company shall have no further liability in respect of the relevant CVR Payment upon delivery of such CVR Payment in accordance with this Section 2.4(a) and the satisfaction of each of the Company’s obligations set forth in this Section 2.4(a). Notwithstanding anything to the contrary herein, no CVR Payment shall become due and payable to any Holder until such time as the then-outstanding and undistributed Net Proceeds exceeds $350,000 in the aggregate.

(b) The Rights Agent shall solicit from each Holder, and each Holder covenants and agrees to provide to the Rights Agent, an IRS Form W-9 or appropriate IRS Form W-8, as applicable, at such time or times, including immediately prior to the first CVR Payment, as is necessary to permit any payment under this Agreement to be made without U.S. federal backup withholding. That notwithstanding, the Company, Tyrol and any of their respective Affiliates (each a “Withholding Agent”) shall be entitled to deduct and withhold and hereby authorizes the Rights Agent to deduct and withhold, any Tax or similar governmental charge or levy, that is required to be deducted or withheld under applicable Law from any amounts payable pursuant to this Agreement. To the extent the amounts are so withheld by a Withholding Agent and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. The Company will use commercially reasonable efforts to provide withholding and reporting instructions in writing (email being sufficient) to the Rights Agent from time to time as relevant, and upon request of the Rights Agent. The Rights Agent shall have no responsibilities with respect to Tax withholding, reporting or payment except as set forth herein or as specifically instructed by the Company.

(c) Any portion of a CVR Payment that remains undistributed to the Holders six (6) months after the applicable Calendar Quarter end (including by means of uncashed checks or invalid addresses on the CVR Register) will be delivered by the Rights Agent to the Company or a person nominated in writing by the Company (with written notice thereof from the Company to the Rights Agent), and any Holder will thereafter look only to the Company for payment of such CVR Payment (which shall be without interest).

(d) If any CVR Payment (or portion thereof) remains unclaimed by a Holder two (2) years after the applicable Calendar Quarter end (or immediately prior to such earlier date on which such CVR Payment would

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otherwise escheat to or become the property of any Governmental Authority), such CVR Payment (or portion thereof) will, to the extent permitted by applicable Law, become the property of the Company and will be transferred to the Company or a person nominated in writing by the Company (with written notice thereof from the Company to the Rights Agent), free and clear of all claims or interest of any Person previously entitled thereto, and no consideration or compensation shall be payable therefor. Neither the Company nor the Rights Agent will be liable to any Person in respect of a CVR Payment delivered to a public official pursuant to any applicable abandoned property, escheat or similar legal requirement under applicable Law. In addition to and not in limitation of any other indemnity obligation herein, the Company agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to the Company, a public office or a person nominated in writing by the Company.

Section 2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a) If and when issued, the CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of CVRs to any Holder.

(b) If and when issued, the CVRs will not represent any equity or ownership interest in the Company or in any constituent company to the Merger. It is hereby acknowledged and agreed that a CVR shall not constitute a security of the Company.

(c) Nothing contained in this Agreement shall be construed as conferring upon any Holder, by virtue of the CVRs, any rights or obligations of any kind or nature whatsoever as a stockholder or member of the Company or any of its subsidiaries either at Law or in equity. The rights of any Holder and the obligations of the Company and its Affiliates and their respective officers, directors and controlling Persons are contract rights limited to those expressly set forth in this Agreement.

(d) It is hereby acknowledged and agreed that the CVRs and the possibility of any payment hereunder with respect thereto are highly speculative and subject to numerous factors outside of the Company’s control, and there is no assurance that Holders will receive any payments under this Agreement or in connection with the CVRs. Each Holder acknowledges that it is highly possible that no Disposition will occur prior to the expiration of the Disposition Period and that there will not be any Gross Proceeds that may be the subject of a CVR Payment Amount. It is further acknowledged and agreed that neither the Company nor its Affiliates owe, by virtue of their obligations under this Agreement, a fiduciary duty or any implied duties to the Holders and the parties hereto intend solely the express provisions of this Agreement to govern their contractual relationship with respect to the CVRs. It is acknowledged and agreed that this Section 2.5(d) is an essential and material term of this Agreement.

Section 2.6 Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights represented by CVRs by transferring such CVR to the Company or a Person nominated in writing by the Company (with written notice thereof from the Company to the Rights Agent) without consideration in compensation therefor, and such rights will be cancelled, with the Rights Agent being promptly notified in writing by the Company of such transfer and cancellation. Nothing in this Agreement is intended to prohibit the Company or its Affiliates from offering to acquire or acquiring CVRs, in private transactions or otherwise, for consideration in its sole discretion.

Section 2.7 Intended Tax Treatment. Except to the extent otherwise required by applicable Law, for U.S. federal income tax (and applicable state and local income tax purposes), the parties agree to treat the issuance of the CVRs as not constituting a current distribution and all CVR Payments for all Tax purposes as distributions of money governed by Section 301 of the Code, which will constitute a dividend to the extent payable out of the Company and its Affiliates’ “earnings and profits” (pursuant to Section 316 of the Code) in the taxable year when the CVR Payment is made (the “Intended Tax Treatment”).

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ARTICLE 3

THE RIGHTS AGENT

Section 3.1 Certain Duties and Responsibilities.

(a) The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of the willful misconduct, bad faith, fraud or gross negligence of the Rights Agent (in each case as determined by a final non-appealable judgment of court of competent jurisdiction). Notwithstanding anything in this Agreement to the contrary, any liability of the Rights Agent under this Agreement will be limited to the amount of annual fees paid by the Company to the Rights Agent in connection with this Agreement (but not including reimbursable expenses and other charges) during the eighteen (18) months immediately preceding the event for which recovery from the Rights Agent is being sought. Anything to the contrary notwithstanding, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages, and regardless of the form of action.

(b) The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by any person or entity, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any Legal Proceedings at Law or otherwise or to make any demand upon the Company or Tyrol. The Rights Agent may (but shall not be required to) enforce all rights of action under this Agreement and any related claim, action, suit, audit, investigation or proceeding instituted by the Rights Agent may be brought in its name as the Rights Agent and any recovery in connection therewith will be for the proportionate benefit of all the Holders, as their respective rights or interests may appear on the CVR Register.

Section 3.2 Certain Rights of Rights Agent.

(a) The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent.

(b) The Rights Agent may rely and will be protected and held harmless by the Company in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document reasonably believed by it to be genuine and to have been signed or presented by or on behalf of the Company or, with respect to Section 2.3(d), the Acting Holders.

(c) Whenever the Rights Agent deems it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of bad faith, gross negligence, fraud or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) on its part, not incur any liability and shall be held harmless by the Company for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such Officer’s Certificate.

(d) The Rights Agent may engage and consult with counsel of its selection, and the advice or opinion of such counsel will, in the absence of bad faith, gross negligence, fraud or willful misconduct (in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction) on the part of the Rights Agent, be full and complete authorization and protection in respect of any action taken or not taken by the Rights Agent in reliance thereon.

(e) Any permissive rights of the Rights Agent hereunder will not be construed as a duty.

(f) The Rights Agent will not be required to give any note or surety in respect of the execution of its powers or otherwise under this Agreement.

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(g) The Company agrees to indemnify the Rights Agent for, and to hold the Rights Agent harmless from and against, any loss, liability, damage, judgment, fine, penalty, cost or expense (each, a “Loss”) suffered or incurred by the Rights Agent and arising out of or in connection with the Rights Agent’s performance of its obligations under this Agreement, including the reasonable and documented costs and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection in connection with the execution, acceptance, administration, exercise and performance of its duties under this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly, or enforcing its rights hereunder, except to the extent such Loss has been determined by a final non-appealable decision of a court of competent jurisdiction to have resulted from the Rights Agent’s gross negligence, fraud, bad faith or willful misconduct; provided that this Section 3.2(g) shall not apply with respect to income, receipt, franchise or similar Taxes levied against the Rights Agent by a Governmental Authority.

(h) The Company agrees (i) to pay the fees of the Rights Agent in connection with the Rights Agent’s performance of its obligations hereunder as set forth in Exhibit A and agreed upon in writing by the Rights Agent and the Company on or prior to the date of this Agreement, and (ii) to reimburse the Rights Agent for all reasonable and documented out-of-pocket expenses and other disbursements incurred in the preparation, delivery, negotiation, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder, including all stamp and transfer Taxes (and excluding for the avoidance of doubt, any income, receipt, franchise or similar Taxes levied against the Rights Agent by a Governmental Authority) and governmental charges, incurred by the Rights Agent in the performance of its obligations under this Agreement, except that the Company will have no obligation to pay the fees of the Rights Agent or reimburse the Rights Agent for the fees of counsel in connection with any lawsuit initiated by the Rights Agent on behalf of itself or the Holders, except in the case of any suit enforcing the provisions of Section 2.4(a), Section 2.4(b) or Section 3.2(g), if the Company is found by a court of competent jurisdiction to be liable to the Rights Agent or the Holders, as applicable in such suit.

(i) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(j) The Rights Agent shall have no responsibility to the Company, any holders of CVRs, any holders of shares of Common Stock or any other Person for interest or earnings on any moneys held by the Rights Agent pursuant to this Agreement.

(k) The Rights Agent shall not be subject to, nor be required to comply with, or determine if any Person has complied with, the Merger Agreement or any other agreement between or among any the Company, Tyrol or Holders, even though reference thereto may be made in this Agreement, or to comply with any notice, instruction, direction, request or other communication, paper or document other than as expressly set forth in this Agreement.

(l) Subject to applicable Law, (i) the Rights Agent and any shareholder, affiliate, director, officer or employee of the Rights Agent may buy, sell or deal in any securities of the Company or Tyrol or become peculiarly interested in any transaction in which such parties may be interested, or contract with or lend money to such parties or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement, and (ii) nothing herein will preclude the Rights Agent from acting in any other capacity for the Company or for any other Person.

(m) In the event the Rights Agent reasonably believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Rights Agent hereunder, the Rights Agent shall, as soon as practicable, provide notice to the Company, and the Rights Agent, may, in its sole discretion, refrain from taking any action, and shall be fully protected and shall not be liable in any way to the Company or any Holder or any other Person for refraining from taking such action, unless the Rights Agent receives written instructions from the Company or such Holder or other Person which eliminate such ambiguity or uncertainty to the reasonable satisfaction of the Rights Agent;

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(n) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to the Company or Tyrol resulting from any such act, default, neglect or misconduct, absent gross negligence, fraud, bad faith or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) in the selection and continued employment thereof.

(o) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and shall be deemed to have been made by the Company only.

(p) The Rights Agent shall act hereunder solely as agent for the Company and shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the CVRs. The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holders with respect to any action or default by the Company, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any Legal Proceedings at Law or otherwise or to make any demand upon the Company.

(q) The Rights Agent may rely on and be fully authorized and protected in acting or failing to act upon (a) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (b) any Law, act, regulation or any interpretation of the same even though such Law, act, or regulation may thereafter have been altered, changed, amended or repealed.

(r) The Rights Agent shall not be liable or responsible for any failure of the Company to comply with any of its obligations relating to any registration statement filed with the SEC or this Agreement, including without limitation obligations under applicable regulation or Law.

(s) The obligations of the Company and the rights of the Rights Agent under this Section 3.2, Section 3.1 and Section 2.4 shall survive the expiration of the CVRs and the termination of this Agreement and the resignation, replacement or removal of the Rights Agent.

(t) The Rights Agent will not be deemed to have knowledge of any event of which it was supposed to receive notice hereunder but has not received written notice of such event, and the Rights Agent will not incur any liability for failing to take action in connection therewith, in each case, unless and until it has received such notice in writing (email being sufficient).

(u) The Rights Agent will have no liability and shall be held harmless by the Company in respect of the validity of this Agreement and the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by the Company), nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement.

Section 3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by written notice to the Company. Any such resignation notice shall specify the date on which such resignation will take effect (which shall be at least thirty (30) days following the date that such resignation notice is delivered), and such resignation will be effective on the earlier of (x) the date so specified and (y) the appointment of a successor Rights Agent.

(b) The Company will have the right to remove the Rights Agent at any time by written notice to the Rights Agent, specifying the date on which such removal will take effect. Such notice will be given at least thirty (30) days prior to the date so specified (or, if earlier, the appointment of the successor Rights Agent).

(c) If the Rights Agent resigns, is removed or becomes incapable of acting, the Company will promptly appoint a qualified successor Rights Agent. Notwithstanding the foregoing, if the Company fails to make such

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appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed will, upon its acceptance of such appointment in accordance with this Section 3.3(c) and Section 3.4, become the Rights Agent for all purposes hereunder.

(d) The Company will give notice to the Holders of each resignation or removal of the Rights Agent and each appointment of a successor Rights Agent in accordance with Section 7.2. Each notice will include the name and address of the successor Rights Agent. If the Company fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of the Company.

(e) Notwithstanding anything to the contrary in this Section 3.3, unless consented to in writing by the Acting Holders, the Company will not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.

(f) The Rights Agent will reasonably cooperate with the Company and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent, but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing.

Section 3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to the Company and to the resigning or removed Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the Rights Agent; provided that upon the request of the Company or the successor Rights Agent, such resigning or removed Rights Agent will execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of such resigning or removed Rights Agent, except such rights which survive its resignation or removal under the terms hereunder.

ARTICLE 4

COVENANTS

Section 4.1 List of Holders. The Company will furnish or cause to be furnished to the Rights Agent, in such form as the Company receives from the Company’s transfer agent (or other agent performing similar services for the Company), the names and addresses of the Holders within fifteen (15) Business Days following the Closing Date.

Section 4.2 Efforts.

(a)

During the Disposition Period, the Company shall, and shall cause its Subsidiaries to, use Commercially Reasonable Efforts to effect Dispositions with respect to the Company Pre-Closing Assets to a third party that has delivered Inbound Interest delivered or otherwise made known to an executive officer or business development officer of the Company with respect to a Company Pre-Closing Asset after the Closing to the Company, its Subsidiaries or their Representatives in evaluating or potentially engaging in a Disposition.

(b)

Subject to Section 4.2(a) and the other contractual obligations of the Company expressly set forth in this Agreement, (i) the Holders acknowledge that the Company has a fiduciary obligation to operate its business in the best interests of its stockholders, and any potential obligation to pay CVR Payments will not create any express or implied obligation to operate its business in any particular manner in order to maximize such CVR Payments, (ii) except as expressly set forth in this Agreement, the

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Holders are not relying on any representation of the Company or any other Person with regard to any Disposition or other action involving the Company Pre-Closing Assets following the Closing, and neither the Company nor any other Person has provided, or can provide, any assurance to the Holders that any CVR Payments will in fact be earned and paid, and (iii) none of the Company or any of its Subsidiaries, officers or directors shall have any obligation or liability whatsoever to any Person relating to or in connection with any action, or failure to act, with respect to any Disposition.

Section 4.3 Additional Covenants. During the Disposition Period:

(a)

Without limiting any other provisions of this Section 4.3, neither the Company nor any of its Affiliates shall take any action in bad faith with respect to, or with the primary purpose of avoiding, the payment of the CVR Payment Amount, including by making any dividend, distribution or other transfer of Net Proceeds in a manner materially adverse to the Company’s obligations in respect of Net Proceeds pursuant to this Agreement

(b)

The Company shall, and shall cause its subsidiaries to, use commercially reasonable efforts to continue to preserve and maintain the Company Pre-Closing Assets, including all Intellectual Property relating thereto but, and shall use commercially reasonable efforts to comply with such maintenance obligations as required by any license or related term set forth in any Disposition Agreement. Notwithstanding the foregoing, with respect to such efforts to preserve and maintain Intellectual Property relating to the Company Pre-Closing Assets, (A) the Company shall not be required to incur aggregate out-of-pocket costs and expenses in excess of $200,000 (the “IP Expense Fund”) and (B) the Company shall prioritize the application of the IP Expense Fund in accordance with the provisions of Schedule 1 hereto.

(c)

The Company shall not grant any lien, security interest, pledge or similar interest in any Company Pre-Closing Assets or any Net Proceeds other than (A) pursuant to the terms of a Disposition Agreement or (B) any such interest generally granted with respect to all assets of the Company and not specific to any of the Company Pre-Closing Assets, and which do not prohibit the ability of the Company to complete a Disposition and, in connection therewith, to deliver title to the Company Pre-Closing Assets to the purchaser thereof, free and clear of such interest.

(d)

The Company shall promptly inform the director(s) on the Company board of directors who then hold CVRs if and after Inbound Interest is delivered or otherwise made known to an executive officer or business development officer of the Company, and shall keep such director(s) reasonably and promptly informed regarding material developments in the negotiation of Disposition Agreements.

Section 4.4 Books and Records. Until the end of the CVR Term, the Company shall, and shall cause its Affiliates to, keep true, complete and accurate records in sufficient detail to enable the Rights Agent to confirm the applicable CVR Payment Amount payable hereunder in accordance with the terms specified in this Agreement.

Section 4.5 Audits. Until the expiration of this Agreement and for a period of one (1) year thereafter, the Company shall keep complete and accurate records in sufficient detail to support the accuracy of the payments due hereunder. The Acting Holders shall have the right to cause an independent accounting firm reasonably acceptable to the Company to audit such records for the sole purpose of confirming payments for a period covering not more than the date commencing with the first CVR Payment Period in which the Company or its Affiliates receives Gross Proceeds and ending on the last day of the CVR Term. The Company may require such accounting firm to execute a reasonable confidentiality agreement with the Company prior to commencing the audit. The accounting firm shall disclose to Rights Agent or the Acting Holders, as applicable, only whether the reports are correct or not and the specific details concerning any discrepancies. No other information shall be shared. Such audits may be conducted during normal business hours upon reasonable prior written notice to the Company, but no more than frequently than once per year. No accounting period of the Company shall be subject to audit more than one time by the Acting Holders, as applicable, unless after an accounting period has been

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audited by the Acting Holders, as applicable, the Company restates its financial results for such accounting period, in which event the Acting Holders, as applicable, may conduct a second audit of such accounting period in accordance with this Section 4.5. Adjustments (including remittances of underpayments or overpayments disclosed by such audit) shall be made by the Company to reflect the results of such audit, which adjustments shall be paid promptly following receipt of an invoice therefor. Whenever such an adjustment is made, the Company shall promptly prepare a certificate setting forth such adjustment, and a brief, reasonably detailed statement of the facts, computation and methodology accounting for such adjustment to the extent not already reflected in the audit report and promptly file with the Rights Agent a copy of such report and promptly deliver to the Rights Agent a revised CVR Payment Statement for the relevant CVR Payment Period. The Rights Agent shall be fully protected in relying on any such report and on any adjustment or statement therein contained and shall have no duty or liability with respect to, and shall not be deemed to have knowledge of any such adjustment or any such event unless and until it shall have received such report. The Acting Holders, as applicable, shall bear the full cost and expense of such audit unless such audit discloses an underpayment by the Company of twenty percent (20%) or more of the CVR Payment Amount due under this Agreement, in which case the Company shall bear the full cost and expense of such audit. The Rights Agent shall be entitled to rely on any audit report delivered by the independent accounting firm pursuant to this Section 4.5.

Section 4.7 No Conflict. The Company will not enter into any agreement with any Person that is, or otherwise take any actions or inactions, in conflict with this Agreement in any material respect or materially and adversely affect the performance of its obligations under this Agreement.

ARTICLE 5

AMENDMENTS

Section 5.1 Amendments Without Consent of Holders or Rights Agent.

(a) The Company, at any time and from time to time, may (without the consent of any Person, other than the Rights Agent, with such consent not to be unreasonably withheld, conditioned or delayed) enter into one or more amendments to this Agreement for any of the following purposes:

(i) to evidence the appointment of another Person as a successor Rights Agent and the assumption by any successor Rights Agent of the covenants and obligations of the Rights Agent herein in accordance with the provisions hereof;

(ii) subject to Section 6.1, to evidence the succession of another person to the Company and the assumption of any such successor of the covenants of the Company outlined herein in a transaction contemplated by Section 6.1;

(iii) to add to the covenants of the Company such further covenants, restrictions, conditions or provisions as the Company and the Rights Agent will consider to be for the protection and benefit of the Holders; provided that in each case, such provisions do not adversely affect the interests of the Holders;

(iv) to cure any ambiguity, to correct or supplement any provision in this Agreement that may be defective or inconsistent with any other provision in this Agreement, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(v) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act or the Exchange Act and the rules and regulations promulgated thereunder, or any applicable state securities or “blue sky” laws;

(vi) as may be necessary or appropriate to ensure that the Company is not required to produce a prospectus or an admission document in order to comply with applicable Law;

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(vii) to cancel the CVRs (i) in the event that any Holder has abandoned its rights in accordance with Section 2.6, (ii) in order to give effect to the provisions of Section 2.7 or (iii) following a transfer of such CVRs to the Company or its Affiliates in accordance with Section 2.2 or Section 2.3;

(viii) as may be necessary or appropriate to ensure that the Company complies with applicable Law; or

(ix) to effect any other amendment to this Agreement for the purpose of adding, eliminating or changing any provisions of this Agreement, provided that, in each case, such additions, eliminations or changes do not adversely affect the interests of the Holders.

(b) Promptly after the execution by the Company of any amendment pursuant to this Section 5.1, the Company will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.2 Amendments with Consent of Holders.

(a) In addition to any amendments to this Agreement that may be made by the Company without the consent of any Holder pursuant to Section 5.1, with the consent of the Acting Holders (whether evidenced in a writing or taken at a meeting of the Holders), the Company and the Rights Agent may enter into one or more amendments to this Agreement for the purpose of adding, eliminating or amending any provisions of this Agreement, even if such addition, elimination or amendment is adverse to the interests of the Holders.

(b) Promptly after the execution by the Company and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, the Company will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.3 Effect of Amendments.

Upon the execution of any amendment under this Article 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby. Upon the delivery of a certificate from an appropriate officer of the Company which states that the proposed supplement or amendment is in compliance with the terms of this Section 5, the Rights Agent shall execute such supplement or amendment. Notwithstanding anything in this Agreement to the contrary, the Rights Agent shall not be required to execute any supplement or amendment to this Agreement that it has determined would adversely affect its own rights, duties, obligations or immunities under this Agreement. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.

ARTICLE 6

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

Section 6.1 The Company May Not Consolidate, Etc. During the CVR Term, the Company shall not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, unless:

(a) the Person formed by such consolidation or into which the Company is merged or the Person that acquires by conveyance or transfer, or that leases, the properties and assets of the Company substantially as an entirety (the “Surviving Person”) shall expressly assume payment of amounts on all CVRs (when and as due hereunder) and the performance of every duty and covenant of this Agreement on the part of the Company to be performed or observed; and

(b) The Company has delivered to the Rights Agent an Officer’s Certificate, stating that such consolidation, merger, conveyance, transfer or lease complies with this Article 6 and that all conditions precedent herein provided for relating to such transaction have been complied with.

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Section 6.2 Successor Substituted. Upon any consolidation of or merger by the Company with or into any other Person, or any conveyance, transfer or lease of the properties and assets substantially as an entirety to any Person in accordance with Section 6.3, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, and shall assume all of the obligations of the Company under this Agreement with the same effect as if the Surviving Person had been named as the Company herein.

ARTICLE 7

MISCELLANEOUS

Section 7.1 Notices to Rights Agent and to the Company. All notices, requests and other communications (each, a “Notice”) to any party hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) when sent, fees prepaid, via a reputable international overnight courier service in the case of delivery in person, by FedEx or other internationally recognized overnight courier service or (b) when sent, if sent by email (with a written or electronic confirmation of delivery) prior to 6:00 p.m. (New York City time), otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to the Rights Agent, to:

[_____]

[_____]

[_____]

[_____]

if to the Company, to:

Tectonic Therapeutic, Inc.

[_____]

[_____]

Attention: [_____]

Email: [_____]

with a copy, which shall not constitute notice, to:

Cooley LLP

500 Boylston Street

Boston, MA 02116

Attention:  Miguel Vega; Marc Recht; Michael Rohr

E-mail:   mvega@cooley.com; mrecht@cooley.com; mrohr@cooley.com

or to such other address as such party may hereafter specify for the purpose by notice to the other parties hereto.

Section 7.2 Notice to Holders. All Notices required to be given to the Holders will be given (unless otherwise herein expressly provided) in writing and mailed, first-class postage prepaid, to each Holder at such Holder’s address as set forth in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the sending of such Notice, if any, and will be deemed given on the date of mailing. In any case where notice to the Holders is given by mail, neither the failure to mail such Notice, nor any defect in any Notice so mailed, to any particular Holder will affect the sufficiency of such Notice with respect to other Holders.

Section 7.3 Entire Agreement. As between the Company and the Rights Agent, this Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, notwithstanding the reference to any other agreement herein, and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter of this Agreement.

Section 7.4 Merger or Consolidation or Change of Name of Rights Agent. Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or Person resulting

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from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 3.3. The purchase of all or substantially all of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 7.4.

Section 7.5 Successors and Assigns. This Agreement will be binding upon, and will be enforceable by and inure solely to the benefit of, the Holders, the Company and the Rights Agent and their respective successors and assigns. Except for assignments pursuant to Section 7.4, the Rights Agent may not assign this Agreement without the Company’s prior written consent. Subject to Section 5.1(a)(ii) and Article 6 hereof, the Company may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more of its Affiliates or to any Person with whom the Company is merged or consolidated, or any entity resulting from any merger or consolidation to which the Company shall be a party (each, an “Assignee”); provided, that in connection with any assignment to an Assignee, the Company shall agree to remain liable for the performance by the Company of its obligations hereunder (to the extent the Company exists following such assignment). The Company or an Assignee may not otherwise assign this Agreement without the prior consent of the Acting Holders (such consent not to be unreasonably withheld, conditioned or delayed). Any attempted assignment of this Agreement in violation of this Section 7.5 will be void ab initio and of no effect.

Section 7.6 Benefits of Agreement; Action by Acting Holders. Nothing in this Agreement, express or implied, will give to any Person (other than the Company, the Rights Agent, the Holders and their respective permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Company, the Rights Agent, the Holders and their permitted successors and assigns. The Holders will have no rights hereunder except as are expressly set forth herein. The Holders shall be intended third-party beneficiaries of the provisions of this Agreement; provided that, except for the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or Legal Proceeding at Law or in equity with respect to this Agreement or otherwise to enforce the Holders’ rights hereunder, and no individual Holder or other group of Holders will be entitled to exercise such rights.

Section 7.7 Governing Law. This Agreement and the CVRs will be governed by, and construed in accordance with, the laws of the State of Delaware without regard to the conflicts of law rules of such state.

Section 7.8 Jurisdiction. In any action or proceeding between any of the parties hereto arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the parties hereto: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, and appellate courts thereof; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 7.8; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; and (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 7.1 or Section 7.2 of this Agreement.

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Section 7.9 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.9.

Section 7.10 Severability Clause. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, is for any reason determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be impaired or otherwise affected and will continue to be valid and enforceable to the fullest extent permitted by applicable Law. Upon such a determination, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible; provided, however, that if an excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written Notice to the Company.

Section 7.11 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which will be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement or any counterpart may be executed and delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original. This Agreement will become effective when each party hereto will have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any oral or written agreement or any other communication).

Section 7.12 Termination. This Agreement will automatically terminate and be of no further force or effect and, except as provided in Section 3.2, the parties hereto will have no further liability hereunder, and the CVRs will expire without any consideration or compensation therefor, upon the expiration of the CVR Term. The termination of this Agreement will not affect or limit the right of Holders to receive the CVR Payments under Section 2.4 to the extent earned prior to the termination of this Agreement, and the provisions applicable thereto will survive the expiration or termination of this Agreement until such CVR Payments have been made, if applicable. Upon termination or expiry of this Agreement pursuant to this Section 7.12, all CVRs issued hereunder shall be automatically cancelled and forfeited by the Holders without any consideration or payment therefor.

Section 7.13 Funds. All funds received by Rights Agent under this Agreement that are to be distributed or applied by Rights Agent in the performance of services hereunder (the “Funds”) shall be held by the Rights Agent, and deposited in one or more bank accounts to be maintained by the Rights Agent in its name as agent for the Company. Until paid pursuant to the terms of this Agreement, the Rights Agent shall hold the Funds through such accounts in: deposit accounts of commercial banks with Tier 1 capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). The Rights Agent shall, in the absence of bad faith, gross negligence, fraud or willful misconduct (as determined by a final non appealable judgment of a court of competent jurisdiction) on its part, have no responsibility or liability for

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any diminution of the Funds that may result from any deposit made by it in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party. The Rights Agent may from time to time receive interest, dividends or other earnings in connection with such deposits.

Section 7.14 Further Assurance by Company. The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required or requested by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

Section 7.15 Construction.

(a) For purposes of this Agreement, whenever the context requires: singular terms will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders.

(b) As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(c) The headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.

(d) Unless stated otherwise, “Article” and “Section” followed by a number or letter mean and refer to the specified Article or Section of this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.

(e) A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(f) Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, United States, unless otherwise specified. The parties hereto and the Company have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and the Company and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

(g) All references herein to “$” are to United States Dollars.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the day and year first above written.

AVROBIO, INC.

By:
Name:
Title:

[_____]

By:
Name:
Title:

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Exhibit A

Rights Agent Fee Schedule

F-20

Schedule 1

IP Expense Fund Prioritization

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Annex G

CERTIFICATE OF AMENDMENT

TO THE

FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

AVROBIO, INC.

AVROBIO, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

1.  That the Fourth Amended and Restated Certificate of Incorporation of the Corporation that was filed with the Secretary of State of Delaware on June 25, 2018 (the “Amended and Restated Certificate”) is hereby amended to add the following paragraph after the first paragraph of Article IV thereof to provide the following:

Upon this Certificate of Amendment becoming effective (the “Effective Time”) pursuant to the DGCL, each [    ]1 shares of the Common Stock issued and outstanding and held of record by each stockholder of the Corporation or issued and held by the Corporation in treasury immediately prior to the Effective Time shall automatically without further action on the part of the Corporation or any holder of such Common Stock, be combined into one (1) validly issued, fully paid and nonassessable share of Common Stock, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares shall be issued as a result of the Reverse Stock Split. Instead, if upon aggregating all of the shares of Common Stock held by a record holder immediately following the Reverse Stock Split such holder would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, the Corporation shall pay in cash (without interest) to each such holder an amount equal to the product of such resulting fractional interest in one share of Common Stock multiplied by the closing trading price on The Nasdaq Stock Market LLC of a share of Common Stock on the last trading day immediately prior to the date on which the Effective Time occurs (with such price proportionately adjusted to give effect to the Reverse Stock Split). Each holder of record of a certificate or certificates representing one or more shares of Common Stock pre-Reverse Stock Split shall be entitled to receive as soon as practicable following the Effective Time, upon surrender of such certificate or certificates, a certificate or certificates representing the whole number of shares of Common Stock post-Reverse Stock Split to which such holder shall be entitled pursuant to the Reverse Stock Split as well as cash in lieu of any fractional shares of Common Stock to which such holder may be entitled. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time of the Reverse Stock Split upon the surrender thereof).

2.  That the foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

[Signature Page Follows]

[1]

Shall be a whole number equal to or greater than three (3) and equal to or less than thirty (30), which number is referred to as the “Reverse Split Factor” (it being understood that any Reverse Split Factor within such range shall, together with the remaining provisions of this Certificate of Amendment not appearing in brackets, constitute a separate amendment being approved and adopted by the board of directors and stockholders in accordance with Section 242 of the DGCL).

G-1

IN WITNESS WHEREOF, this Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this    day of     , 2024.

AVROBIO, INC.

By:
Erik Ostrowski
President, Interim Chief Executive Officer, Chief Financial Officer and Treasurer

G-2

Annex H

CERTIFICATE OF AMENDMENT

TO THE

FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

AVROBIO, INC.

AVROBIO, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

1.  That the Fourth Amended and Restated Certificate of Incorporation of the Corporation that was filed with the Secretary of State of Delaware on June 25, 2018 (the “Amended and Restated Certificate”) is hereby amended to add a new Article X thereto to read in its entirety as follows:

ARTICLE X

An Officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as an Officer, except for liability (a) for any breach of the Officer’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for any transaction from which the Officer derived an improper personal benefit or (d) in any action by or in the right of the Corporation. If the DGCL is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of Officers, then the liability of an Officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. For purposes of this Article X, “Officer” shall have the meaning set forth in Section 102(b)(7) of the DGCL.

Any amendment, repeal or modification of this Article X by either of (i) the stockholders of the Corporation or (ii) an amendment to the DGCL, or the adoption of any provision of this Certificate inconsistent with this Article X, shall not adversely affect any right or protection existing at the time of such amendment, repeal, modification or adoption with respect to any acts or omissions occurring before such amendment, repeal, modification or adoption of a person serving as an Officer at the time of such amendment, repeal, modification or adoption. Notwithstanding anything herein to the contrary, the affirmative vote of not less than two thirds (2/3) of the outstanding shares of capital stock entitled to vote thereon, and the affirmative vote of not less than two thirds (2/3) of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of this Article X.

2.  That the foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this     day of    , 2024.

AVROBIO, INC.

By:
Erik Ostrowski
President, Interim Chief Executive Officer, Chief Financial Officer and Treasurer

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Annex I

ANNEX I FORM OF 2024 EQUITY INCENTIVE PLAN

TECTONIC THERAPEUTIC, INC.

2024 EQUITY INCENTIVE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: [ ], 2024

APPROVED BY THE STOCKHOLDERS: [ ], 2024

1.	GENERAL.

(a) Plan Purpose. The Company, by means of the Plan, seeks to secure and retain the services of Employees, Directors and Consultants, to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Awards.

(b) Available Awards. The Plan provides for the grant of the following Awards: (i) Incentive Stock Options; (ii) Nonstatutory Stock Options; (iii) SARs; (iv) Restricted Stock Awards; (v) RSU Awards; (vi) Performance Awards; and (vii) Other Awards.

(c) Adoption Date; Effective Date. The Plan will come into existence on the Adoption Date, but no Award may be granted prior to the Effective Date.

2.	SHARES SUBJECT TO THE PLAN.

(a) Share Reserve. Subject to adjustment in accordance with Section 2(c) and any adjustments as necessary to implement any Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Awards will not exceed a number of shares of Common Stock equal to twelve and one half percent (12.5%) of the total number of shares of the Company’s Capital Stock outstanding on a fully diluted basis determined as of immediately after the Effective Time (the “Initial Share Reserve”). In addition, subject to any adjustments as necessary to implement any Capitalization Adjustments, such aggregate number of shares of Common Stock will automatically increase on January 1 of each year for a period of ten years commencing on January 1, 2025 and ending on (and including) January 1, 2034, in an amount equal to five percent (5%) of the total number of shares of Common Stock outstanding on December 31 of the preceding year; provided, however, that the Board may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares of Common Stock.

(b) Aggregate Incentive Stock Option Limit. Notwithstanding anything to the contrary in Section 2(a) and subject to any adjustments as necessary to implement any Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is three (3) multiplied by the Initial Share Reserve.

(c)	Share Reserve Operation.

(i) Limit Applies to Common Stock Issued Pursuant to Awards. For clarity, the Share Reserve is a limit on the number of shares of Common Stock that may be issued pursuant to Awards and does not limit the granting of Awards, except that the Company will keep available at all times the number of shares of Common Stock reasonably required to satisfy its obligations to issue shares pursuant to such Awards. Shares may be issued in connection with a merger or acquisition as permitted by, as applicable, Nasdaq Listing Rule 5635(c), NYSE Listed Company Manual Section 303A.08, NYSE American Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under the Plan.

(ii) Actions that Do Not Constitute Issuance of Common Stock and Do Not Reduce Share Reserve. The following actions do not result in an issuance of shares under the Plan and accordingly do not reduce the number of shares subject to the Share Reserve and available for issuance under the Plan: (1) the expiration or termination of any portion of an Award without the shares covered by such portion of the Award having been issued; (2) the settlement of any portion of an Award in cash (i.e., the Participant receives cash rather than Common Stock); (3) the withholding of shares that would otherwise be issued by the Company to satisfy the exercise, strike or purchase price of an Award; or (4) the withholding of shares that would otherwise be issued by the Company to satisfy a tax withholding obligation in connection with an Award.

(iii) Reversion of Previously Issued Shares of Common Stock to Share Reserve. The following shares of Common Stock previously issued pursuant to an Award and accordingly initially deducted from the Share Reserve will be added back to the Share Reserve and again become available for issuance under the Plan: (1) any shares that are forfeited back to or repurchased by the Company because of a failure to meet a contingency or condition required for the vesting of such shares; (2) any shares that are reacquired by the Company to satisfy the exercise, strike or purchase price of an Award; and (3) any shares that are reacquired by the Company to satisfy a tax withholding obligation in connection with an Award.

3.	ELIGIBILITY AND LIMITATIONS.

(a) Eligible Award Recipients. Subject to the terms of the Plan, Employees, Directors and Consultants are eligible to receive Awards.

(b) Specific Award Limitations.

(i) Limitations on Incentive Stock Option Recipients. Incentive Stock Options may be granted only to Employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and (f) of the Code).

(ii) Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(iii) Limitations on Incentive Stock Options Granted to Ten Percent Stockholders. A Ten Percent Stockholder may not be granted an Incentive Stock Option unless (1) the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant of such Option and (2) the Option is not exercisable after the expiration of five years from the date of grant of such Option.

(iv) Limitations on Nonstatutory Stock Options and SARs. Nonstatutory Stock Options and SARs may not be granted to Employees, Directors and Consultants unless the stock underlying such Awards is treated as “service recipient stock” under Section 409A or unless such Awards otherwise comply with the requirements of Section 409A.

(c) Aggregate Incentive Stock Option Limit. The aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is the number of shares specified in Section 2(b).

(d) Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid, as applicable, to any individual for service as a Non-Employee Director with respect to any calendar year, including Awards granted and cash fees paid by the Company to such Non-Employee Director, will not exceed (1) $750,000 in total value or (2) in the event such Non-Employee Director is first appointed or elected to the Board during such calendar year, $1,000,000 in total value, in each case, calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes. The limitations in this Section 3(d) shall apply commencing with the first calendar year that begins following the Effective Date.

4.	OPTIONS AND STOCK APPRECIATION RIGHTS.

Each Option and SAR will have such terms and conditions as determined by the Board. Each Option will be designated in writing as an Incentive Stock Option or Nonstatutory Stock Option at the time of grant; provided, however, that if an Option is not so designated or if an Option designated as an Incentive Stock Option fails to qualify as an Incentive Stock Option, then such Option will be a Nonstatutory Stock Option, and the shares purchased upon exercise of each type of Option will be separately accounted for. Each SAR will be denominated in shares of Common Stock equivalents. The terms and conditions of separate Options and SARs need not be identical; provided, however, that each Option Agreement and SAR Agreement will conform (through incorporation of provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:

(a) Term. Subject to Section 3(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of ten years from the date of grant of such Award or such shorter period specified in the Award Agreement.

(b) Exercise or Strike Price. Subject to Section 3(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will not be less than 100% of the Fair Market Value on the date of grant of such Award. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value on the date of grant of such Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Code.

(c) Exercise Procedure and Payment of Exercise Price for Options. In order to exercise an Option, the Participant must provide notice of exercise to the Plan Administrator in accordance with the procedures specified in the Option Agreement or otherwise provided by the Company. The Board has the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The exercise price of an Option may be paid, to the extent permitted by Applicable Law and as determined by the Board, by one or more of the following methods of payment to the extent set forth in the Option Agreement:

(i) by cash or check, bank draft or money order payable to the Company;

(ii) pursuant to a “cashless exercise” program developed under Regulation T as promulgated by the U.S. Federal Reserve Board that, prior to the issuance of the Common Stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the exercise price to the Company from the sales proceeds;

(iii) by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock that are already owned by the Participant free and clear of any liens, claims, encumbrances or security interests, with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) at the time of exercise the Common Stock is publicly traded, (2) any remaining balance of the exercise price not satisfied by such delivery is paid by the Participant in cash or other permitted form of payment, (3) such delivery would not violate any Applicable Law or agreement restricting the redemption of the Common Stock, (4) any certificated shares are endorsed or accompanied by an executed assignment separate from certificate, and

(5) such shares have been held by the Participant for any minimum period necessary to avoid adverse accounting treatment as a result of such delivery;

(iv) if the Option is a Nonstatutory Stock Option, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) such shares used to pay the exercise price will not be exercisable thereafter and (2) any remaining balance of the exercise price not satisfied by such net exercise is paid by the Participant in cash or other permitted form of payment; or

(v) in any other form of consideration that may be acceptable to the Board and permissible under Applicable Law.

(d) Exercise Procedure and Payment of Appreciation Distribution for SARs. In order to exercise any SAR, the Participant must provide notice of exercise to the Plan Administrator in accordance with the SAR Agreement. The appreciation distribution payable to a Participant upon the exercise of a SAR will not be greater than an amount equal to the excess of (i) the aggregate Fair Market Value on the date of exercise of a number of shares of Common Stock equal to the number of Common Stock equivalents that are vested and being exercised under such SAR, over (ii) the strike price of such SAR. Such appreciation distribution may be paid to the Participant in the form of Common Stock or cash (or any combination of Common Stock and cash) or in any other form of payment, as determined by the Board and specified in the SAR Agreement.

(e) Transferability. Options and SARs may not be transferred to third party financial institutions for value. The Board may impose such additional limitations on the transferability of an Option or SAR as it determines. In the absence of any such determination by the Board, the following restrictions on the transferability of Options and SARs will apply, provided that except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration and provided, further, that if an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer:

(i) Restrictions on Transfer. An Option or SAR will not be transferable, except by will or by the laws of descent and distribution, and will be exercisable during the lifetime of the Participant only by the Participant; provided, however, that the Board may permit transfer of an Option or SAR in a manner that is not prohibited by applicable tax and securities laws upon the Participant’s request, including to a trust if the Participant is considered to be the sole beneficial owner of such trust (as determined under Section 671 of the Code and applicable U.S. state law) while such Option or SAR is held in such trust, provided that the Participant and the trustee enter into a transfer and other agreements required by the Company.

(ii) Domestic Relations Orders. Notwithstanding the foregoing, subject to the execution of transfer documentation in a format acceptable to the Company and subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to a domestic relations order.

(f) Vesting. The Board may impose such restrictions on or conditions to the vesting and/or exercisability of an Option or SAR as determined by the Board. Except as otherwise provided in the applicable Award Agreement or other written agreement between a Participant and the Company, vesting of Options and SARs will cease upon termination of the Participant’s Continuous Service.

(g) Termination of Continuous Service for Cause. Except as explicitly otherwise provided in the Award Agreement or other written agreement between a Participant and the Company, if a Participant’s Continuous Service is terminated for Cause, the Participant’s Options and SARs will terminate and be forfeited immediately upon such termination of Continuous Service, and the Participant will be prohibited from exercising any portion (including any vested portion) of such Awards on and after the date of such termination of Continuous Service and the Participant will have no further right, title or interest in such forfeited Award, the shares of Common Stock subject to the forfeited Award, or any consideration in respect of the forfeited Award.

(h) Post-Termination Exercise Period Following Termination of Continuous Service for Reasons Other than Cause. Subject to Section 4(i), if a Participant’s Continuous Service terminates for any reason other than for Cause, the Participant may exercise his or her Option or SAR to the extent vested, but only within the following period of time or, if applicable, such other period of time provided in the Award Agreement or other written agreement between a Participant and the Company; provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)):

(i) three months following the date of such termination if such termination is a termination without Cause (other than any termination due to the Participant’s Disability or death);

(ii) 12 months following the date of such termination if such termination is due to the Participant’s Disability;

(iii) 18 months following the date of such termination if such termination is due to the Participant’s death; or

(iv) 18 months following the date of the Participant’s death if such death occurs following the date of such termination but during the period such Award is otherwise exercisable (as provided in (i) or (ii) above).

Following the date of such termination, to the extent the Participant does not exercise such Award within the applicable Post-Termination Exercise Period (or, if earlier, prior to the expiration of the maximum term of such Award), such unexercised portion of the Award will terminate, and the Participant will have no further right, title or interest in the terminated Award, the shares of Common Stock subject to the terminated Award, or any consideration in respect of the terminated Award.

(i) Restrictions on Exercise; Extension of Exercisability. A Participant may not exercise an Option or SAR at any time that the issuance of shares of Common Stock upon such exercise would violate Applicable Law. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company, if a Participant’s Continuous Service terminates for any reason other than for Cause and, at any time during the last thirty days of the applicable Post-Termination Exercise Period: (i) the exercise of the Participant’s Option or SAR would be prohibited solely because the issuance of shares of Common Stock upon such exercise would violate Applicable Law, or (ii) the immediate sale of any shares of Common Stock issued upon such exercise would violate the Company’s Trading Policy, then the applicable Post-Termination Exercise Period will be extended to the last day of the calendar month that commences following the date the Award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period, generally without limitation as to the maximum permitted number of extensions; provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)).

(j) Non-Exempt Employees. No Option or SAR, whether or not vested, granted to an Employee who is a non-exempt employee for purposes of the U.S. Fair Labor Standards Act of 1938, as amended, will be first exercisable for any shares of Common Stock until at least six months following the date of grant of such Award. Notwithstanding the foregoing, in accordance with the provisions of the U.S. Worker Economic Opportunity Act, any vested portion of such Award may be exercised earlier than six months following the date of grant of such Award in the event of (i) such Participant’s death or Disability, (ii) a Corporate Transaction in which such Award is not assumed, continued or substituted, (iii) a Change in Control, or (iv) such Participant’s retirement (as such term may be defined in the Award Agreement or another applicable agreement or, in the absence of any such definition, in accordance with the Company’s then current employment policies and guidelines). This Section 4(j) is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay.

(k) Whole Shares. Options and SARs may be exercised only with respect to whole shares of Common Stock or their equivalents.

5.	AWARDS OTHER THAN OPTIONS AND STOCK APPRECIATION RIGHTS.

(a) Restricted Stock Awards and RSU Awards. Each Restricted Stock Award and RSU Award will have such terms and conditions as determined by the Board; provided, however, that each Restricted Stock Award Agreement and RSU Award Agreement will conform (through incorporation of the provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:

(i) Form of Award.

(1) Restricted Stock Awards: To the extent consistent with the Company’s Bylaws, at the Board’s election, shares of Common Stock subject to a Restricted Stock Award may be (A) held in book entry form subject to the Company’s instructions until such shares become vested or any other restrictions lapse, or (B) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. Unless otherwise determined by the Board, a Participant will have voting and other rights as a stockholder of the Company with respect to any shares subject to a Restricted Stock Award.

(2) RSU Awards: An RSU Award represents a Participant’s right to be issued on a future date the number of shares of Common Stock that is equal to the number of restricted stock units subject to the RSU Award. As a holder of an RSU Award, a Participant is an unsecured creditor of the Company with respect to the Company’s unfunded obligation, if any, to issue shares of Common Stock in settlement of such Award and nothing contained in the Plan or any RSU Award Agreement, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind or a fiduciary relationship between a Participant and the Company or an Affiliate or any other person. A Participant will not have voting or any other rights as a stockholder of the Company with respect to any RSU Award (unless and until shares are actually issued in settlement of a vested RSU Award).

(ii) Consideration.

(1) Restricted Stock Awards: A Restricted Stock Award may be granted in consideration for (A) cash or check, bank draft or money order payable to the Company, (B) services to the Company or an Affiliate, or (C) any other form of consideration as the Board may determine and permissible under Applicable Law.

(2) RSU Awards: Unless otherwise determined by the Board at the time of grant, an RSU Award will be granted in consideration for the Participant’s services to the Company or an Affiliate, such that the Participant will not be required to make any payment to the Company (other than such services) with respect to the grant or vesting of the RSU Award, or the issuance of any shares of Common Stock pursuant to the RSU Award. If, at the time of grant, the Board determines that any consideration must be paid by the Participant (in a form other than the Participant’s services to the Company or an Affiliate) upon the issuance of any shares of Common Stock in settlement of the RSU Award, such consideration may be paid in any form of consideration as the Board may determine and permissible under Applicable Law.

(iii) Vesting. The Board may impose such restrictions on or conditions to the vesting of a Restricted Stock Award or RSU Award as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company, vesting of Restricted Stock Awards and RSU Awards will cease upon termination of the Participant’s Continuous Service.

(iv) Termination of Continuous Service. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company, if a Participant’s Continuous Service terminates for any reason, (1) the Company may receive through a forfeiture condition or a repurchase right any or all of the shares of Common Stock held by the Participant under his or her Restricted Stock Award that have not vested as of the date of such termination as set forth in the Restricted Stock Award Agreement and the Participant will have no further right, title or interest in the Restricted Stock Award, the shares of Common Stock subject to the Restricted Stock Award, or any consideration in respect of the Restricted Stock Award and (2) any portion of his or her RSU Award that has not vested will be forfeited upon such termination and the Participant will have no further right, title or interest in the RSU Award, the shares of Common Stock issuable pursuant to the RSU Award, or any consideration in respect of the RSU Award.

(v) Dividends and Dividend Equivalents. Dividends or dividend equivalents may be paid or credited, as applicable, with respect to any shares of Common Stock subject to a Restricted Stock Award or RSU Award, as determined by the Board and specified in the Award Agreement.

(vi) Settlement of RSU Awards. An RSU Award may be settled by the issuance of shares of Common Stock or cash (or any combination thereof) or in any other form of payment, as determined by the Board and specified in the RSU Award Agreement. At the time of grant, the Board may determine to impose such restrictions or conditions that delay such delivery to a date following the vesting of the RSU Award.

(b) Performance Awards. With respect to any Performance Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, the other terms and conditions of such Award, and the measure of whether and to what degree such Performance Goals have been attained will be determined by the Board.

(c) Other Awards. Other forms of Awards valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof, may be granted either alone or in addition to Awards provided for under Section 4 and the preceding provisions of this Section 5. Subject to the provisions of the Plan, the Board will have sole and complete discretion to determine the persons to whom and the time or times at which such Other Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Awards and all other terms and conditions of such Other Awards.

6.	ADJUSTMENTS UPON CHANGES IN COMMON STOCK; OTHER CORPORATE EVENTS.

(a) Capitalization Adjustments. In the event of a Capitalization Adjustment, the Board shall appropriately and proportionately adjust: (i) the class(es) and maximum number of shares of Common Stock subject to the Plan and the maximum number of shares by which the Share Reserve may annually increase pursuant to Section 2(a); (ii) the class(es) and maximum number of shares that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 2(b); and (iii) the class(es) and number of securities and exercise price, strike price or purchase price of Common Stock subject to outstanding Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. Notwithstanding the foregoing, no fractional shares or rights for fractional shares of Common Stock shall be created in order to implement any Capitalization Adjustment. The Board shall determine an appropriate equivalent benefit, if any, for any fractional shares or rights to fractional shares that might be created by the adjustments referred to in the preceding provisions of this Section.

(b) Dissolution or Liquidation. Except as otherwise provided in the Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Awards (other than Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company’s right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company’s repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Award is providing Continuous Service, provided, however, that the Board may determine to cause some or all Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c) Corporate Transaction. The following provisions will apply to Awards in the event of a Corporate Transaction, except as set forth in Section 11, unless otherwise provided in the instrument evidencing the Award or any other written agreement between the Company and the Participant or unless otherwise expressly provided by the Board at the time of grant of an Award.

(i) Awards May Be Assumed. In the event of a Corporate Transaction, any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue any or all Awards outstanding under the Plan or may substitute similar awards for Awards outstanding under the Plan (including but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction), and any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to Awards may be assigned by the Company to the successor of the Company (or the successor’s parent company, if any), in connection with such Corporate Transaction. A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of an Award or substitute a similar award for only a portion of an Award, or may choose to assume, continue or substitute the Awards held by some, but not all Participants. The terms of any assumption, continuation or substitution will be set by the Board.

(ii) Awards Held by Current Participants. In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by Participants whose Continuous Service has not terminated prior to the effective time of the Corporate Transaction (referred to as the “Current Participants”), the vesting of such Awards (and, with respect to Options and Stock Appreciation Rights, the time when such Awards may be exercised) will be accelerated in full to a date prior to the effective time of such Corporate Transaction (contingent upon the effectiveness of the Corporate Transaction) as the Board determines (or, if the Board does not determine such a date, to the date that is five days prior to the effective time of the Corporate Transaction), and such Awards will terminate if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and any reacquisition or repurchase rights held by the Company with respect to such Awards will lapse (contingent upon the effectiveness of the Corporate Transaction). With respect to the vesting of Performance Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and that have multiple vesting levels depending on the level of performance, unless otherwise provided in the Award Agreement, the vesting of such Performance Awards will accelerate at 100% of the target level upon the occurrence of the Corporate Transaction in which the Awards are not assumed, continued or substituted in accordance with Section 6(c)(i). With respect to the vesting of Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and are settled in the form of a cash payment, such cash payment will be made no later than 30 days following the occurrence of the Corporate Transaction or such later date as required to comply with Section 409A of the Code.

(iii) Awards Held by Persons other than Current Participants. In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by persons other than Current Participants, such Awards will terminate if not exercised (if applicable) prior to the occurrence of the Corporate Transaction; provided, however, that any reacquisition or repurchase rights held by the Company with respect to such Awards will not terminate and may continue to be exercised notwithstanding the Corporate Transaction.

(iv) Payment for Awards in Lieu of Exercise. Notwithstanding the foregoing, in the event an Award will terminate if not exercised prior to the effective time of a Corporate Transaction, the Board may provide, in its sole discretion, that the holder of such Award may not exercise such Award but will receive a payment, in such form as may be determined by the Board, equal in value, at the effective time, to the excess, if any, of (1) the value of the property the Participant would have received upon the exercise of the Award (including, at the discretion of the Board, any unvested portion of such Award), over (2) any exercise price payable by such holder in connection with such exercise.

(d) Appointment of Stockholder Representative. As a condition to the receipt of an Award under this Plan, a Participant will be deemed to have agreed that the Award will be subject to the terms of any agreement governing a Corporate Transaction involving the Company, including, without limitation, a provision for the appointment of a stockholder representative that is authorized to act on the Participant’s behalf with respect to any escrow, indemnities and any contingent consideration.

(e) No Restriction on Right to Undertake Transactions. The grant of any Award under the Plan and the issuance of shares pursuant to any Award does not affect or restrict in any way the right or power of the Company, the Board or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, any Change in Control, any Corporate Transaction, any merger or consolidation of the Company, any issue of stock or of options, rights or options to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

7.	ADMINISTRATION.

(a) Administration by Board. The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in subsection (c) below.

(b) Powers of Board. The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine from time to time (1) which of the persons eligible under the Plan will be granted Awards; (2) when and how each Award will be granted; (3) what type or combination of types of Award will be granted; (4) the provisions of each Award granted (which need not be identical), including the time or times when a person will be permitted to receive an issuance of Common Stock or other payment pursuant to an Award; (5) the number of shares of Common Stock or cash equivalent with respect to which an Award will be granted to each such person; (6) the Fair Market Value applicable to an Award; and (7) the terms of any Performance Award that is not valued in whole or in part by reference to, or otherwise based on, the Common Stock, including the amount of cash payment or other property that may be earned and the timing of payment.

(ii) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement, in a manner and to the extent it deems necessary or expedient to make the Plan or Award fully effective.

(iii) To settle all controversies regarding the Plan and Awards granted under it.

(iv) To accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest, notwithstanding the provisions in the Award Agreement stating the time at which it may first be exercised or the time during which it will vest.

(v) To prohibit the exercise of any Option, SAR or other exercisable Award during a period of up to 30 days prior to the consummation of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Common Stock or the share price of the Common Stock including any Corporate Transaction, for reasons of administrative convenience.

(vi) To suspend or terminate the Plan at any time. Suspension or termination of the Plan will not Materially Impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.

(vii) To amend the Plan in any respect the Board deems necessary or advisable; provided, however, that stockholder approval will be required for any amendment to the extent required by Applicable Law. Except as provided above, rights under any Award granted before amendment of the Plan will not be Materially Impaired by any amendment of the Plan unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(viii) To submit any amendment to the Plan for stockholder approval.

(ix) To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided however, that, a Participant’s rights under any Award will not be Materially Impaired by any such amendment unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(x) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

(xi) To adopt such procedures and sub-plans as are necessary or appropriate to permit and facilitate participation in the Plan by, or take advantage of specific tax treatment for Awards granted to, Employees, Directors or Consultants who are non-U.S. nationals or employed outside the United States (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Award Agreement to ensure or facilitate compliance with the laws of the relevant non-U.S. jurisdiction).

(xii) To effect, at any time and from time to time, subject to the consent of any Participant whose Award is Materially Impaired by such action, (1) the reduction of the exercise price (or strike price) of any outstanding Option or SAR; (2) the cancellation of any outstanding Option or SAR and the grant in substitution therefor of (A) a new Option, SAR, Restricted Stock Award, RSU Award or Other Award, under the Plan or another equity plan of the Company, covering the same or a different number of shares of Common Stock, (B) cash and/or (C) other valuable consideration (as determined by the Board); or (3) any other action that is treated as a repricing under generally accepted accounting principles.

(c)	Delegation to Committee.

(i) General. The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to another Committee or a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Each Committee may retain the authority to concurrently administer the Plan with the Committee or subcommittee to which it has delegated its authority hereunder and may, at any time, revest in such Committee some or all of the powers previously delegated. The Board may retain the authority to concurrently administer the Plan with any Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii) Rule 16b-3 Compliance. To the extent an Award is intended to qualify for the exemption from Section 16(b) of the Exchange Act that is available under Rule 16b-3 of the Exchange Act, the Award will be granted by the Board or a Committee that consists solely of two or more Non-Employee Directors, as determined under Rule 16b-3(b)(3) of the Exchange Act and thereafter any action establishing or modifying the terms of the Award will be approved by the Board or a Committee meeting such requirements to the extent necessary for such exemption to remain available.

(d) Effect of Board’s Decision. All determinations, interpretations and constructions made by the Board or any Committee in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

(e) Delegation to Other Person or Body. The Board or any Committee may delegate to one or more persons or bodies the authority to do one or more of the following to the extent permitted by Applicable Law: (i) designate recipients, other than Officers, of Awards, provided that no person or body may be delegated authority to grant an Award to themself; (ii) determine the number of shares subject to such Awards; and (iii) determine the terms of such Awards; provided, however, that the Board or Committee action regarding such delegation will fix the terms of such delegation in accordance with Applicable Law, including without limitation Sections 152 and 157 of the Delaware General Corporation Law. Unless provided otherwise in the Board or Committee action regarding such delegation, each Award granted pursuant to this section will be granted on the applicable form of Award Agreement most recently approved for use by the Board or the Committee, with any modifications necessary to incorporate or reflect the terms of such Award. Notwithstanding anything to the contrary herein, neither the Board nor any Committee may delegate to any person or body (who is not a Director or that is not comprised solely of Directors, respectively) the authority to determine the Fair Market Value.

8.	TAX WITHHOLDING

(a) Withholding Authorization. As a condition to acceptance of any Award under the Plan, a Participant authorizes withholding from payroll and any other amounts payable to such Participant, and otherwise agrees to make adequate arrangements to satisfy the Tax-Related Items withholding obligations, if any, of the Company and/or an Affiliate that arise in connection with the grant, vesting, exercise or settlement of such Award, as applicable. Accordingly, a Participant may not be able to exercise an Award even though the Award is vested, and the Company shall have no obligation to issue shares of Common Stock subject to an Award, unless and until such obligations are satisfied.

(b) Satisfaction of Withholding Obligation. To the extent permitted by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any Tax-Related Items withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award; (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; (v) by allowing a Participant to effectuate a “cashless exercise” pursuant to a program developed under Regulation T as promulgated by the U.S. Federal Reserve Board; or (vi) by such other method as may be set forth in the Award Agreement.

(c) No Obligation to Notify or Minimize Taxes; No Liability to Claims. Except as required by Applicable Law the Company has no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Award. Furthermore, the Company has no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award and will not be liable to any holder of an Award for any adverse tax consequences to such holder in connection with an Award. As a condition to accepting an Award under the Plan, each Participant (i) agrees to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from such Award or other Company compensation and (ii) acknowledges that such Participant was advised to consult with his or her own personal tax, financial and other legal advisors regarding the tax consequences of the Award and has either done so or knowingly and voluntarily declined to do so. Additionally, each Participant acknowledges any Option or SAR granted under the Plan is exempt from Section 409A only if the exercise or strike price is at least equal to the “fair market value” of the Common Stock on the date of grant as determined by the U.S. Internal Revenue Service and there is no other impermissible deferral of compensation associated with the Award. Additionally, as a condition to accepting an Option or SAR granted under the Plan, each Participant agrees to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates in the event that the U.S. Internal Revenue Service asserts that such exercise price or strike price is less than the “fair market value” of the Common Stock on the date of grant as subsequently determined by the U.S. Internal Revenue Service.

(d) Withholding Indemnification. The Company and/or its Affiliate may withhold or account for Tax-Related Items by considering statutory or other withholding rates, including minimum or maximum rates applicable in a Participant’s jurisdiction. In the event of overwithholding, the Participant pay receive a refund of any over-withheld amount in cash (with no entitlement to the equivalent in Common Stock) or, if not refunded, the Participant may seek a refund from the local tax authorities. In the event of under-withholding, the Participant may be required to pay any additional Tax-Related Items directly to the applicable tax authority or to the Company and/or its Affiliate. As a condition to accepting an Award under the Plan, in the event that the amount of the Company’s and/or its Affiliate’s withholding obligation in connection with such Award was greater than the amount actually withheld by the Company and/or its Affiliates, each Participant agrees to indemnify and hold the Company and/or its Affiliates harmless from any failure by the Company and/or its Affiliates to withhold the proper amount. Further, if the obligation for Tax-Related Items is satisfied by withholding in shares of Common Stock, for tax purposes, the Participant will be deemed to have been issued the full number of shares subject to the Award, notwithstanding that a number of the shares is held back solely for the purpose of paying the Tax-Related Items.

9.	MISCELLANEOUS.

(a) Source of Shares. The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.

(b) Use of Proceeds from Sales of Common Stock. Proceeds from the sale of shares of Common Stock pursuant to Awards will constitute general funds of the Company.

(c) Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action approving the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.

(d) Stockholder Rights. No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Award unless and until (i) such Participant has satisfied all requirements for exercise of the Award pursuant to its terms, if applicable, and (ii) the issuance of the Common Stock subject to such Award is reflected in the records of the Company.

(e) No Employment or Other Service Rights. Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or affect the right of the Company or an Affiliate to terminate at will (unless otherwise required under Applicable Law) and without regard to any future vesting opportunity that a Participant may have with respect to any Award (i) the employment of an Employee with or without notice and with or without Cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the U.S. state or non-U.S. jurisdiction in which the Company or the

Affiliate is incorporated, as the case may be. Further, nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award will constitute any promise or commitment by the Company or an Affiliate regarding the fact or nature of future positions, future work assignments, future compensation or any other term or condition of employment or service or confer any right or benefit under the Award or the Plan unless such right or benefit has specifically accrued under the terms of the Award Agreement and/or Plan.

(f) Change in Time Commitment. In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board may determine, to the extent permitted by Applicable Law, to (i) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

(g) Execution of Additional Documents. As a condition to accepting an Award under the Plan, the Participant agrees to execute any additional documents or instruments necessary or desirable, as determined in the Plan Administrator’s sole discretion, to carry out the purposes or intent of the Award, or facilitate compliance with securities and/or other regulatory requirements, in each case at the Plan Administrator’s request.

(h) Electronic Delivery and Participation. Any reference herein or in an Award Agreement to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access). By accepting any Award the Participant consents to receive documents by electronic delivery and to participate in the Plan through any on-line electronic system established and maintained by the Plan Administrator or another third party selected by the Plan Administrator. The form of delivery of any Common Stock (e.g., a stock certificate or electronic entry evidencing such shares) shall be determined by the Company.

(i) Clawback/Recovery. All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Law and any clawback policy that the Company otherwise adopts, to the extent applicable and permissible under Applicable Law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a Participant’s right to voluntarily terminate employment upon a “resignation for good reason,” or for a “constructive termination” or any similar term under any plan of or agreement with the Company.

(j) Securities Law Compliance. A Participant will not be issued any shares in respect of an Award unless either (i) the shares are registered under the Securities Act; or (ii) the Company has determined that such issuance would be exempt from the registration requirements of the Securities Act. Each Award also must comply with other Applicable Law governing the Award, and a Participant will not receive such shares if the Company determines that such receipt would not be in material compliance with Applicable Law.

(k) Transfer or Assignment of Awards; Issued Shares. Except as expressly provided in the Plan or the form of Award Agreement, Awards granted under the Plan may not be transferred or assigned by the Participant.

After the vested shares subject to an Award have been issued, or in the case of a Restricted Stock Award and similar awards, after the issued shares have vested, the holder of such shares is free to assign, hypothecate, donate, encumber or otherwise dispose of any interest in such shares provided that any such actions are in compliance with the provisions herein, the terms of the Trading Policy and Applicable Law.

(l) Effect on Other Employee Benefit Plans. The value of any Award granted under the Plan, as determined upon grant, vesting or settlement, shall not be included as compensation, earnings, salaries, or other similar terms used when calculating any Participant’s benefits under any employee benefit plan sponsored by the Company or any Affiliate, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company’s or any Affiliate’s employee benefit plans.

(m) Deferrals. To the extent permitted by Applicable Law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may also establish programs and procedures for deferral elections to be made by Participants. Deferrals will be made in accordance with the requirements of Section 409A.

(n) Section 409A. Unless otherwise expressly provided for in an Award Agreement, the Plan and Award Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A, and, to the extent not so exempt, in compliance with the requirements of Section 409A. If the Board determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the shares of Common Stock are publicly traded, and if a Participant holding an Award that constitutes “deferred compensation” under Section 409A is a “specified employee” for purposes of Section 409A, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A without regard to alternative definitions thereunder) will be issued or paid before the date that is six months and one day following the date of such Participant’s “separation from service” or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.

(o) CHOICE OF LAW. This Plan and any controversy arising out of or relating to this Plan shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to conflict of law principles that would result in any application of any law other than the law of the State of Delaware.

10.	COVENANTS OF THE COMPANY.

The Company will seek to obtain from each regulatory commission or agency, as may be deemed to be necessary, having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell shares of Common Stock upon exercise or vesting of the Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act the Plan, any Award or any Common Stock issued or issuable pursuant to any such Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary or advisable for the lawful issuance and sale of Common Stock under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise or vesting of such Awards unless and until such authority is obtained. A Participant is not eligible for the grant of an Award or the subsequent issuance of Common Stock pursuant to the Award if such grant or issuance would be in violation of any Applicable Law.

11.	ADDITIONAL RULES FOR AWARDS SUBJECT TO SECTION 409A.

(a) Application. Unless the provisions of this Section of the Plan are expressly superseded by the provisions in the form of Award Agreement, the provisions of this Section shall apply and shall supersede anything to the contrary set forth in the Award Agreement for a Non-Exempt Award.

(b) Non-Exempt Awards Subject to Non-Exempt Severance Arrangements. To the extent a Non-Exempt Award is subject to Section 409A due to application of a Non-Exempt Severance Arrangement, the following provisions of this subsection (b) apply.

(i) If the Non-Exempt Award vests in the ordinary course during the Participant’s Continuous Service in accordance with the vesting schedule set forth in the Award Agreement, and does not accelerate vesting under the terms of a Non-Exempt Severance Arrangement, in no event will the shares be issued in respect of such Non-Exempt Award any later than the later of: (i) December 31st of the calendar year that includes the applicable vesting date, or (ii) the 60th day that follows the applicable vesting date.

(ii) If vesting of the Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with the Participant’s Separation from Service, and such vesting acceleration provisions were in effect as of the date of grant of the Non-Exempt Award and, therefore, are part of the terms of such Non-Exempt Award as of the date of grant, then the shares will be earlier issued in settlement of such Non-Exempt Award upon the Participant’s Separation from Service in accordance with the terms of the Non-Exempt Severance Arrangement, but in no event later than the 60th day that follows the date of the Participant’s Separation from Service. However, if at the time the shares would otherwise be issued the Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of such Participant’s Separation from Service, or, if earlier, the date of the Participant’s death that occurs within such six-month period.

(iii) If vesting of a Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with a Participant’s Separation from Service, and such vesting acceleration provisions were not in effect as of the date of grant of the Non-Exempt Award and, therefore, are not a part of the terms of such Non-Exempt Award on the date of grant, then such acceleration of vesting of the Non-Exempt Award shall not accelerate the issuance date of the shares, but the shares shall instead be issued on the same schedule as set forth in the Grant Notice as if they had vested in the ordinary course during the Participant’s Continuous Service, notwithstanding the vesting acceleration of the Non-Exempt Award. Such issuance schedule is intended to satisfy the requirements of payment on a specified date or pursuant to a fixed schedule, as provided under U.S. Treasury Regulations Section 1.409A-3(a)(4).

(c) Treatment of Non-Exempt Awards Upon a Corporate Transaction for Employees and Consultants. The provisions of this subsection (c) shall apply and shall supersede anything to the contrary set forth in the Plan with respect to the permitted treatment of any Non-Exempt Award in connection with a Corporate Transaction if the Participant was either an Employee or Consultant upon the applicable date of grant of the Non-Exempt Award.

(i) Vested Non-Exempt Awards. The following provisions shall apply to any Vested Non-Exempt Award in connection with a Corporate Transaction:

(1) If the Corporate Transaction is also a Section 409A Change in Control then the Acquiring Entity may not assume, continue or substitute the Vested Non-Exempt Award. Upon the Section 409A Change in Control the settlement of the Vested Non-Exempt Award will automatically be accelerated and the shares will be immediately issued in respect of the Vested Non-Exempt Award. Alternatively, the Company may instead provide that the Participant will receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control.

(2) If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute each Vested Non-Exempt Award. The shares to be issued in respect of the Vested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of the Fair Market Value of the shares made on the date of the Corporate Transaction.

(ii) Unvested Non-Exempt Awards. The following provisions shall apply to any Unvested Non-Exempt Award unless otherwise determined by the Board pursuant to subsection (e) of this Section.

(1) In the event of a Corporate Transaction, the Acquiring Entity shall assume, continue or substitute any Unvested Non-Exempt Award. Unless otherwise determined by the Board, any Unvested Non-Exempt Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of any Unvested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value of the shares made on the date of the Corporate Transaction.

(2) If the Acquiring Entity will not assume, substitute or continue any Unvested Non-Exempt Award in connection with a Corporate Transaction, then such Award shall automatically terminate and be forfeited upon the Corporate Transaction with no consideration payable to any Participant in respect of such forfeited Unvested Non-Exempt Award. Notwithstanding the foregoing, to the extent permitted and in compliance with the requirements of Section 409A, the Board may in its discretion determine to elect to accelerate the vesting and settlement of the Unvested Non-Exempt Award upon the Corporate Transaction, or instead substitute a cash payment equal to the Fair Market Value of such shares that would otherwise be issued to the Participant, as further provided in subsection (e)(ii) below. In the absence of such discretionary election by the Board, any Unvested Non-Exempt Award shall be forfeited without payment of any consideration to the affected Participants if the Acquiring Entity will not assume, substitute or continue the Unvested Non-Exempt Awards in connection with the Corporate Transaction.

(3) The foregoing treatment shall apply with respect to all Unvested Non-Exempt Awards upon any Corporate Transaction, and regardless of whether or not such Corporate Transaction is also a Section 409A Change in Control.

(d) Treatment of Non-Exempt Awards Upon a Corporate Transaction for Non-Employee Directors. The following provisions of this subsection (d) shall apply and shall supersede anything to the contrary that may be set forth in the Plan with respect to the permitted treatment of a Non-Exempt Director Award in connection with a Corporate Transaction.

(i) If the Corporate Transaction is also a Section 409A Change in Control then the Acquiring Entity may not assume, continue or substitute the Non-Exempt Director Award. Upon the Section 409A Change in Control the vesting and settlement of any Non-Exempt Director Award will automatically be accelerated and the shares will be immediately issued to the Participant in respect of the Non-Exempt Director Award. Alternatively, the Company may provide that the Participant will instead receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control pursuant to the preceding provision.

(ii) If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute the Non-Exempt Director Award. Unless otherwise determined by the Board, the Non-Exempt Director Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of the Non-Exempt Director Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value made on the date of the Corporate Transaction.

(e) If the RSU Award is a Non-Exempt Award, then the provisions in this Section 11(e) shall apply and supersede anything to the contrary that may be set forth in the Plan or the Award Agreement with respect to the permitted treatment of such Non-Exempt Award:

(i) Any exercise by the Board of discretion to accelerate the vesting of a Non-Exempt Award shall not result in any acceleration of the scheduled issuance dates for the shares in respect of the Non-Exempt Award unless earlier issuance of the shares upon the applicable vesting dates would be in compliance with the requirements of Section 409A.

(ii) The Company explicitly reserves the right to earlier settle any Non-Exempt Award to the extent permitted and in compliance with the requirements of Section 409A, including pursuant to any of the exemptions available in U.S. Treasury Regulations Section 1.409A-3(j)(4)(ix).

(iii) To the extent the terms of any Non-Exempt Award provide that it will be settled upon a Change in Control or Corporate Transaction, to the extent it is required for compliance with the requirements of Section 409A, the Change in Control or Corporate Transaction event triggering settlement must also constitute a Section 409A Change in Control. To the extent the terms of a Non-Exempt Award provide that it will be settled upon a termination of employment or termination of Continuous Service, to the extent it is required for compliance with the requirements of Section 409A, the termination event triggering settlement must also constitute a Separation From Service. However, if at the time the shares would otherwise be issued to a Participant in connection with a “separation from service” such Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of the Participant’s Separation From Service, or, if earlier, the date of the Participant’s death that occurs within such six month period.

(iv) The provisions in this subsection (e) for delivery of the shares in respect of the settlement of an RSU Award that is a Non-Exempt Award are intended to comply with the requirements of Section 409A so that the delivery of the shares to the Participant in respect of such Non-Exempt Award will not trigger the additional tax imposed under Section 409A, and any ambiguities herein will be so interpreted.

12.	SEVERABILITY.

If all or any part of the Plan or any Award Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not invalidate any portion of the Plan or such Award Agreement not declared to be unlawful or invalid. Any Section of the Plan or any Award Agreement (or part of such a Section) so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

13.	TERMINATION OF THE PLAN.

The Board may suspend or terminate the Plan at any time. No Incentive Stock Options may be granted after the tenth anniversary of the earlier of: (i) the Adoption Date, or (ii) the date the Plan is approved by the Company’s stockholders. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

14.	DEFINITIONS.

As used in the Plan, the following definitions apply to the capitalized terms indicated below:

(a) “Acquiring Entity” means the surviving or acquiring corporation (or its parent company) in connection with a Corporate Transaction.

(b) “Adoption Date” means the date the Plan is first approved by the Board or Compensation Committee, as applicable.

(c) “Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(d) “Applicable Law” means the Code and any applicable U.S. and non-U.S. securities, exchange control, tax, federal, state, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of any applicable self-regulating organization such as the Nasdaq Stock Market, New York Stock Exchange, or the Financial Industry Regulatory Authority).

(e) “Award” means any right to receive Common Stock, cash or other property granted under the Plan (including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, an RSU Award, a SAR, a Performance Award or any Other Award).

(f) “Award Agreement” means a written or electronic agreement between the Company and a Participant evidencing the terms and conditions of an Award. The Award Agreement generally consists of the Grant Notice and the agreement containing the written summary of the general terms and conditions applicable to the Award and which is provided, including through electronic means, to a Participant along with the Grant Notice.

(g) “Board” means the Board of Directors of the Company (or its designee). Any decision or determination made by the Board shall be a decision or determination that is made in the sole discretion of the Board (or its designee), and such decision or determination shall be final and binding on all Participants.

(h) “Capital Stock” means each and every class of common stock of the Company, regardless of the number of votes per share.

(i) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Award after the Adoption Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(j) “Cause” has the meaning ascribed to such term in any written agreement between a Participant and the Company or any Affiliate of the Company defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) the Participant’s dishonest statements or acts with respect to the Company or any Affiliate of the Company, or any current or prospective customers, suppliers, vendors or other third parties with which such entity does business; (ii) the Participant’s commission of (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud, or in each case the equivalent in any relevant jurisdiction; (iii) the Participant’s failure to perform the Participant’s assigned duties and responsibilities to the reasonable satisfaction of the Company or any Affiliate of the Company which failure continues, in the reasonable judgment of the Company, after written notice given to the Participant by the Company or any Affiliate of the Company; (iv) the Participant’s gross negligence, willful misconduct or insubordination with respect to the Company or any Affiliate of the Company; or (v) the Participant’s material violation of any provision of any agreement(s) between the Participant and the Company or any Affiliate of the Company relating to noncompetition, nonsolicitation, nondisclosure and/or assignment of inventions. The determination that a termination of the Participant’s Continuous Service is either for Cause or without Cause will be made by the Board with respect to Participants who are executive officers of the Company and by the Company’s Chief Executive Officer with respect to Participants who are not executive officers of the Company. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Company or any Affiliate of the Company or such Participant for any other purpose.

(k) “Change in Control” or “Change of Control” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company’s securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, or (C) solely because the level of Ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;

(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the Acquiring Entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the Acquiring Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than 50% of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(iv) individuals who, on the Adoption Date, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board.

Notwithstanding the foregoing or any other provision of this Plan, (A) the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply, and (C) with respect to any nonqualified deferred compensation that becomes payable on account of the Change in Control, the transaction or event described in clause (i), (ii), (iii), or (iv) also constitutes a Section 409A Change in Control if required in order for the payment not to violate Section 409A of the Code.

(l) “Code” means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(m) “Committee” means the Compensation Committee and any other committee of one or more Directors to whom authority has been delegated by the Board or Compensation Committee in accordance with the Plan.

(n) “Common Stock” means the common stock of the Company.

(o) “Company” means Tectonic Therapeutic, Inc., a Delaware corporation, and any successor corporation thereto.

(p) “Compensation Committee” means the Compensation Committee of the Board.

(q) “Consultant” means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.

(r) “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Director or Consultant or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or an Affiliate, will not terminate a Participant’s Continuous Service; provided, however, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, such Participant’s Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or to a Director will not constitute an interruption of Continuous Service. To the extent permitted by Applicable Law, the Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Company or an Affiliate, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence will be treated as Continuous Service for purposes of vesting in an Award only to such extent as may be provided in the Company’s leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by Applicable Law. In addition, to the extent required for exemption from or compliance with Section 409A, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of “separation from service” as defined under U.S. Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder).

(s) “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of at least 50% of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

Notwithstanding the foregoing or any other provision of this Plan, (A) the term Corporate Transaction shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, (B) the definition of Corporate Transaction (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Corporate Transaction or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply, and (C) with respect to any nonqualified deferred compensation that becomes payable on account of the Corporate Transaction, the transaction or event described in clause (i), (ii), (iii), or (iv) also constitutes a Section 409A Change in Control if required in order for the payment not to violate Section 409A of the Code.

(t) “determine” or “determined” means as determined by the Board or the Committee (or its designee) in its sole discretion.

(u) “Director” means a member of the Board.

(v) “Disability” means, with respect to a Participant, such Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Section 22(e)(3) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(w) “Effective Date” means the effective date of this Plan, which is the date of the closing of the transactions contemplated by the Merger Agreement, provided that this Plan is approved by the Company’s stockholders prior to such date.

(x) “Effective Time” has the meaning set forth in the Merger Agreement.

(y) “Employee” means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(z) “Employer” means the Company or the Affiliate that employs the Participant.

(aa) “Entity” means a corporation, partnership, limited liability company or other entity.

(bb) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(cc) “Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities.

(dd) “Fair Market Value” means, as of any date, unless otherwise determined by the Board, the value of the Common Stock (as determined on a per share or aggregate basis, as applicable) determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.

(ii) If there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists.

(iii) In the absence of such markets for the Common Stock, or if otherwise determined by the Board, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(ee) “Governmental Body” means any: (i) nation, state, commonwealth, canton, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) U.S. or non-U.S. federal, state, local, municipal, or other government; (iii) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any tax authority) or other body exercising similar powers or authority; or (iv) self-regulatory organization (including the Nasdaq Stock Market, New York Stock Exchange, and the Financial Industry Regulatory Authority).

(ff) “Grant Notice” means the notice provided to a Participant that he or she has been granted an Award under the Plan and which includes the name of the Participant, the type of Award, the date of grant of the Award, number of shares of Common Stock subject to the Award or potential cash payment right, (if any), the vesting schedule for the Award (if any) and other key terms applicable to the Award.

(gg) “Incentive Stock Option” means an option granted pursuant to Section 4 of the Plan that is intended to be, and qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code.

(hh) “Materially Impair” means any amendment to the terms of the Award that materially adversely affects the Participant’s rights under the Award. A Participant’s rights under an Award will not be deemed to have been Materially Impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant’s rights. For example, the following types of amendments to the terms of an Award do not Materially Impair the Participant’s rights under the Award: (i) imposition of reasonable restrictions on the minimum number of shares subject to an Option or SAR that may be exercised; (ii) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iii) to change the terms of an Incentive Stock Option in a manner that disqualifies, impairs or otherwise affects the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iv) to clarify the manner of exemption from, or to bring the Award into compliance with or qualify it for an exemption from, Section 409A; or (v) to comply with other Applicable Laws.

(ii) “Merger Agreement” means that certain Agreement and Plan of Merger and Reorganization, dated as of January 30, 2024, among AVROBIO, Inc. a Delaware corporation (“Aspen”), Alpine Merger Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Aspen, and the Tectonic Therapeutic, Inc, a Delaware corporation.

(jj) “Non-Employee Director” means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.

(kk) “Non-Exempt Award” means any Award that is subject to, and not exempt from, Section 409A, including as the result of (i) a deferral of the issuance of the shares subject to the Award which is elected by the Participant or imposed by the Company, or (ii) the terms of any Non-Exempt Severance Arrangement.

(ll) “Non-Exempt Director Award” means a Non-Exempt Award granted to a Participant who was a Director but not an Employee on the applicable grant date.

(mm) “Non-Exempt Severance Arrangement” means a severance arrangement or other agreement between the Participant and the Company that provides for acceleration of vesting of an Award and issuance of the shares in respect of such Award upon the Participant’s termination of employment or separation from service (as such term is defined in Section 409A(a)(2)(A)(i) of the Code (and without regard to any alternative definition thereunder)) (“Separation from Service”) and such severance benefit does not satisfy the requirements for an exemption from application of Section 409A provided under U.S. Treasury Regulations Section 1.409A-1(b)(4), 1.409A-1(b)(9) or otherwise.

(nn) “Nonstatutory Stock Option” means any option granted pursuant to Section 4 of the Plan that does not qualify as an Incentive Stock Option.

(oo) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(pp) “Option” means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

(qq) “Option Agreement” means a written or electronic agreement between the Company and the Optionholder evidencing the terms and conditions of the Option grant. The Option Agreement includes the Grant

Notice for the Option and the agreement containing the written summary of the general terms and conditions applicable to the Option and which is provided, including through electronic means, to a Participant along with the Grant Notice. Each Option Agreement will be subject to the terms and conditions of the Plan.

(rr) “Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(ss) “Other Award” means an award valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value at the time of grant) that is not an Incentive Stock Option, Nonstatutory Stock Option, SAR, Restricted Stock Award, RSU Award or Performance Award.

(tt) “Other Award Agreement” means a written or electronic agreement between the Company and a holder of an Other Award evidencing the terms and conditions of an Other Award grant. Each Other Award Agreement will be subject to the terms and conditions of the Plan.

(uu) “Own,” “Owned,” “Owner,” or “Ownership” means that a person or Entity will be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(vv) “Participant” means an Employee, Director or Consultant to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

(ww) “Performance Award” means an Award that may vest or may be exercised or a cash award that may vest or become earned and paid contingent upon the attainment during a Performance Period of certain Performance Goals and which is granted under the terms and conditions of Section 5(b) pursuant to such terms as are approved by the Board. In addition, to the extent permitted by Applicable Law and set forth in the applicable Award Agreement, the Board may determine that cash or other property may be used in payment of Performance Awards. Performance Awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the Common Stock.

(xx) “Performance Criteria” means one or more criteria that the Board will select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that will be used to establish such Performance Goals may be based on any one of, or combination of, the following as determined by the Board: earnings (including earnings per share and net earnings); earnings before interest, taxes and depreciation; earnings before interest, taxes, depreciation and amortization; total stockholder return; relative stockholder return; return on equity or average stockholder’s equity; return on assets, investment, or capital employed; stock price; margin (including gross margin); income (before or after taxes); operating income; operating income after taxes; pre-tax profit; operating cash flow; sales, annual recurring revenue or revenue targets; increases in revenue or product revenue; expenses and cost reduction goals; improvement in or attainment of working capital levels; economic value added (or an equivalent metric); market share; cash flow; cash flow per share; share price performance; debt reduction; customer satisfaction; stockholders’ equity; capital expenditures; debt levels; operating profit or net operating profit; workforce diversity; growth of net income or operating income; billings; financing; regulatory milestones; stockholder liquidity; corporate governance and compliance; intellectual property; personnel matters; progress of internal research; progress of partnered programs; partner satisfaction; budget management; partner or collaborator achievements; internal controls, including those related to the U.S. Sarbanes-Oxley Act of 2002; investor relations, analysts and communication; implementation or completion of projects or processes; employee retention; number of users, including unique users; strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); establishing relationships with respect to the marketing, distribution and sale of the Company’s products; supply chain achievements; co-development, co-marketing, profit sharing, joint venture or other similar arrangements;

individual performance goals; corporate development and planning goals; and other measures of performance selected by the Board or Committee whether or not listed herein.

(yy) “Performance Goals” means, for a Performance Period, one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Board (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Board will appropriately make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of Common Stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, the Board may establish or provide for other adjustment items in the Award Agreement at the time the Award is granted or in such other document setting forth the Performance Goals at the time the Performance Goals are established. In addition, the Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for such Performance Period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Award Agreement or the written terms of a Performance Award.

(zz) “Performance Period” means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to vesting or exercise of an Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.

(aaa) “Plan” means this Tectonic Therapeutic, Inc. 2024 Equity Incentive Plan, as amended from time to time.

(bbb) “Plan Administrator” means the person, persons, and/or third-party administrator designated by the Company to administer the day-to-day operations of the Plan and the Company’s other equity incentive programs.

(ccc) “Post-Termination Exercise Period” means the period following termination of a Participant’s Continuous Service within which an Option or SAR is exercisable, as specified in Section 4(h).

(ddd) “Restricted Stock Award” means an Award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).

(eee) “Restricted Stock Award Agreement” means a written or electronic agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock

Award grant. The Restricted Stock Award Agreement includes the Grant Notice for the Restricted Stock Award and the agreement containing the written summary of the general terms and conditions applicable to the Restricted Stock Award and which is provided, including by electronic means, to a Participant along with the Grant Notice. Each Restricted Stock Award Agreement will be subject to the terms and conditions of the Plan.

(fff) “RSU Award” or “RSU” means an Award of restricted stock units representing the right to receive an issuance of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).

(ggg) “RSU Award Agreement” means a written or electronic agreement between the Company and a holder of an RSU Award evidencing the terms and conditions of an RSU Award grant. The RSU Award Agreement includes the Grant Notice for the RSU Award and the agreement containing the written summary of the general terms and conditions applicable to the RSU Award and which is provided, including by electronic means, to a Participant along with the Grant Notice. Each RSU Award Agreement will be subject to the terms and conditions of the Plan.

(hhh) “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(iii) “Rule 405” means Rule 405 promulgated under the Securities Act.

(jjj) “SAR Agreement” means a written or electronic agreement between the Company and a holder of a SAR evidencing the terms and conditions of a SAR grant. The SAR Agreement includes the Grant Notice for the SAR and the agreement containing the written summary of the general terms and conditions applicable to the SAR and which is provided, including by electronic means, to a Participant along with the Grant Notice. Each SAR Agreement will be subject to the terms and conditions of the Plan.

(kkk) “Section 409A” means Section 409A of the Code and the regulations and other guidance thereunder.

(lll) “Section 409A Change in Control” means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company’s assets, as provided in Section 409A(a)(2)(A)(v) of the Code and U.S. Treasury Regulations Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

(mmm) “Securities Act” means the U.S. Securities Act of 1933, as amended.

(nnn) “Share Reserve” means the number of shares available for issuance under the Plan as set forth in Section 2(a).

(ooo) “Stock Appreciation Right” or “SAR” means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 4.

(ppp) “Subsidiary” means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

(qqq) “Tax-Related Items” means any income tax, social insurance, payroll tax, fringe benefit tax, payment on account or other tax-related items arising out of or in relation to a Participant’s participation in the Plan and legally applicable or deemed applicable to the Participant.

(rrr) “Ten Percent Stockholder” means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.

(sss) “Trading Policy” means the Company’s policy permitting certain individuals to sell Company shares only during certain “window” periods and/or otherwise restricts the ability of certain individuals to transfer or encumber Company shares, as in effect from time to time.

(ttt) “Unvested Non-Exempt Award” means the portion of any Non-Exempt Award that had not vested in accordance with its terms upon or prior to the date of any Corporate Transaction.

(uuu) “Vested Non-Exempt Award” means the portion of any Non-Exempt Award that had vested in accordance with its terms upon or prior to the date of a Corporate Transaction.

Annex J

ANNEX J FORM OF 2024 ESPP

TECTONIC THERAPEUTIC, INC.

2024 EMPLOYEE STOCK PURCHASE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: [ ], 2024

APPROVED BY THE STOCKHOLDERS: [ ], 2024

1.	GENERAL; PURPOSE.

(a) The Plan provides a means by which Eligible Employees of the Company and certain Designated Companies may be given an opportunity to purchase shares of Common Stock. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees under an Employee Stock Purchase Plan. In addition, the Plan permits the Company to grant a series of Purchase Rights to Eligible Employees that do not meet the requirements of an Employee Stock Purchase Plan.

(b) The Plan includes two components: a 423 Component and a Non-423 Component. The Company intends (but makes no undertaking or representation to maintain) the 423 Component to qualify as an Employee Stock Purchase Plan. The provisions of the 423 Component, accordingly, will be construed in a manner that is consistent with the requirements of Section 423 of the Code. In addition, this Plan authorizes grants of Purchase Rights under the Non-423 Component that do not meet the requirements of an Employee Stock Purchase Plan. Except as otherwise provided in the Plan or determined by the Board, the Non-423 Component will operate and be administered in the same manner as the 423 Component. In addition, the Company may make separate Offerings which vary in terms (provided that such terms are not inconsistent with the provisions of the Plan or the requirements of an Employee Stock Purchase Plan to the extent the Offering is made under the 423 Component), and the Company will designate which Designated Company is participating in each separate Offering.

(c) The Company, by means of the Plan, seeks to retain the services of Eligible Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations.

2.	ADMINISTRATION.

(a) The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b) The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine how and when Purchase Rights will be granted and the provisions of each Offering (which need not be identical).

(ii) To designate from time to time (A) which Related Corporations will be eligible to participate in the Plan as Designated 423 Companies, (B) which Related Corporations or Affiliates will be eligible to participate in the Plan as Designated Non-423 Companies, (C) which Affiliates or Related Corporations may be excluded from participation in the Plan, and (D) which Designated Companies will participate in each separate Offering (to the extent that the Company makes separate Offerings).

(iii) To construe and interpret the Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.

(iv) To settle all controversies regarding the Plan and Purchase Rights granted under the Plan.

(v) To suspend or terminate the Plan at any time as provided in Section 12.

(vi) To amend the Plan at any time as provided in Section 12.

(vii) Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company, its Related Corporations and Affiliates, and to carry out the intent that the Plan be treated as an Employee Stock Purchase Plan with respect to the 423 Component.

(viii) To adopt such rules, procedures and sub-plans as are necessary or appropriate to permit or facilitate participation in the Plan by Employees who are non-U.S. nationals or employed or located outside the United States. Without limiting the generality of, and consistent with, the foregoing, the Board specifically is authorized to adopt rules, procedures, and sub-plans regarding, without limitation, eligibility to participate in the Plan, the definition of eligible “earnings,” handling and making of Contributions, establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of share issuances, any of which may vary according to applicable requirements, and which, if applicable to a Designated Non-423 Company, do not have to comply with the requirements of Section 423 of the Code.

(c) The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan and any applicable Offering Document to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Further, to the extent not prohibited by Applicable Law, the Board or Committee may, from time to time, delegate some or all of its authority under the Plan to one or more officers of the Company or other persons or groups of persons as it deems necessary, appropriate or advisable under conditions or limitations that it may set at or after the time of the delegation. The Board may retain the authority to concurrently administer the Plan with the Committee (or its delegate) and may, at any time, revest in the Board some or all of the powers previously delegated. Whether or not the Board has delegated administration of the Plan to a Committee (or a delegate of the Committee), the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.

(d) All determinations, interpretations and constructions made by the Board will not be subject to review by any person and will be final, binding and conclusive on all persons.

3.	SHARES OF COMMON STOCK SUBJECT TO THE PLAN.

(a) Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the maximum number of shares of Common Stock that may be issued under the Plan will not exceed a number of shares of Common Stock equal to one percent (1%) of the total number of shares of Common Stock issued and outstanding determined as of immediately after the Effective Time (the “Initial Share Reserve”), plus the number of shares of Common Stock that are automatically added on January 1st of each year for a period of up to ten years, commencing on January 1, 2025 and ending on (and including) January 1, 2034, in an amount equal to the lesser of (x) one percent (1%) of the total number of shares of Common Stock outstanding on December 31st of the preceding calendar year, and (y) a number of shares equal to three times the Initial Share Reserve. Notwithstanding the foregoing, the Board may act prior to the first day of any calendar year to provide that there will be no January 1st increase in the share reserve for such calendar year or that the increase in the share reserve for such calendar year will be a lesser number of shares of Common Stock than would otherwise occur pursuant to the preceding sentence. For the avoidance of doubt, up to the maximum number of shares of Common Stock reserved under this Section 3(a) may be used to satisfy purchases of Common Stock under the 423 Component and any remaining portion of such maximum number of shares may be used to satisfy purchases of Common Stock under the Non-423 Component.

(b) If any Purchase Right granted under the Plan terminates without having been exercised in full, the shares of Common Stock not purchased under such Purchase Right will again become available for issuance under the Plan.

(c) The stock purchasable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.

4.	GRANT OF PURCHASE RIGHTS; OFFERING.

(a) The Board may from time to time grant or provide for the grant of Purchase Rights to Eligible Employees under an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem appropriate, and with respect to the 423 Component, will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges. The terms and conditions of an Offering shall be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering will be effective, which period will not exceed 27 months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.

(b) If a Participant has more than one Purchase Right outstanding under the Plan, unless such Participant otherwise indicates in forms delivered to the Company or a third party designated by the Company (each, a “Company Designee”): (i) each form will apply to all of the Participant’s Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.

(c) The Board will have the discretion to structure an Offering so that if the Fair Market Value of a share of Common Stock on the first Trading Day of a new Purchase Period within that Offering is less than or equal to the Fair Market Value of a share of Common Stock on the Offering Date for that Offering, then (i) that Offering will terminate immediately as of that first Trading Day, and (ii) the Participants in such terminated Offering will be automatically enrolled in a new Offering beginning on the first Trading Day of such new Purchase Period.

5.	ELIGIBILITY.

(a) Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation or an Affiliate. Except as provided in Section 5(b) or as required by Applicable Law, an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee has been in the employ of the Company, the Related Corporation or the Affiliate, as the case may be, for such continuous period preceding such Offering Date as the Board may (unless prohibited by Applicable Law) require, but in no event will the required period of continuous employment be equal to or greater than two years. In addition, the Board may provide (unless prohibited by Applicable Law) that no Employee will be eligible to be granted Purchase Rights under the Plan unless, on the Offering Date, such Employee’s customary employment with the Company, the Related Corporation or the Affiliate is more than 20 hours per week and more than five months per calendar year or such other criteria as the Board may determine consistent with Section 423 of the Code with respect to the 423 Component. The Board may also exclude (unless prohibited by Applicable Law) from participation in the Plan or any Offering Employees who are “highly compensated employees” (within the meaning of Section 423(b)(4)(D) of the Code) of the Company, a Related Corporation or an Affiliate, or a subset of such highly compensated employees.

(b) The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee will, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or which occurs thereafter, receive a Purchase Right under that Offering, which Purchase Right will thereafter be deemed to be a part of that Offering. Such Purchase Right will have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:

(i) the date on which such Purchase Right is granted will be the “Offering Date” of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;

(ii) the period of the Offering with respect to such Purchase Right will begin on its Offering Date and end coincident with the end of such Offering; and

(iii) the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, the individual will not receive any Purchase Right under that Offering.

(c) No Employee will be eligible for the grant of any Purchase Rights under the 423 Component if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation. For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.

(d) As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights under the 423 Component only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee’s rights to purchase stock of the Company or any Related Corporation to accrue at a rate which, when aggregated, exceeds U.S. $25,000 of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.

(e) Officers of the Company and any Designated Company, if they are otherwise Eligible Employees, will be eligible to participate in Offerings under the Plan. Notwithstanding the foregoing, the Board may (unless prohibited by Applicable Law) provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code will not be eligible to participate.

(f) Notwithstanding anything in this Section 5 to the contrary, in the case of an Offering under the Non-423 Component, an Eligible Employee (or group of Eligible Employees) may be excluded from participation in the Plan or an Offering if the Board has determined, in its sole discretion, that participation of such Eligible Employee(s) is not advisable or practical for any reason.

6.	PURCHASE RIGHTS; PURCHASE PRICE.

(a) On each Offering Date, each Eligible Employee, pursuant to an Offering made under the Plan, will be granted a Purchase Right to purchase up to that number of shares of Common Stock purchasable either with a percentage of earnings (as such concept is defined in the Offering Document) or with a maximum dollar amount, but in either case as so specified by the Board in the Offering Document, during the period that begins on the

Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering.

(b) The Board will establish one or more Purchase Dates during an Offering on which Purchase Rights granted for that Offering will be exercised and shares of Common Stock will be purchased in accordance with such Offering.

(c) In connection with each Offering made under the Plan, the Board may specify (i) a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering, (ii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering and/or (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date under the Offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant’s accumulated Contributions) allocation of the shares of Common Stock (rounded down to the nearest whole share) available will be made in as nearly a uniform manner as will be practicable and equitable.

(d) The purchase price of shares of Common Stock acquired pursuant to Purchase Rights will be specified by the Board prior to commencement of an Offering and will not be less than the lesser of:

(i) an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the Offering Date; or

(ii) an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.

7.	PARTICIPATION; WITHDRAWAL; TERMINATION.

(a) An Eligible Employee may elect to participate in an Offering and authorize payroll deductions as the means of making Contributions by completing and delivering to the Company or a Company Designee, within the time specified in the Offering, an enrollment form provided by the Company or a Company Designee. The enrollment form will specify the amount of Contributions not to exceed the maximum amount specified by the Board. Each Participant’s Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where Applicable Law requires that Contributions be held separately or deposited with a third party. If permitted in the Offering, a Participant may begin such Contributions with the first practicable payroll occurring on or after the Offering Date (or, in the case of a payroll date that occurs after the end of the prior Offering but before the Offering Date of the next new Offering, Contributions from such payroll will be included in the new Offering). If permitted in the Offering, a Participant may thereafter reduce (including to zero) or increase such Participant’s Contributions. If payroll deductions are impermissible or problematic under Applicable Law or if specifically provided in the Offering and to the extent permitted by Section 423 of the Code with respect to the 423 Component, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through payment by cash, check or wire transfer prior to a Purchase Date.

(b) During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company or a Company Designee a withdrawal form provided by the Company or a Company Designee. The Company may impose a deadline before a Purchase Date for withdrawing. Upon such withdrawal, such Participant’s Purchase Right in that Offering will immediately terminate and the Company will distribute as soon as practicable to such Participant all of such Participant’s accumulated but unused Contributions and such Participant’s Purchase Right in that Offering shall thereupon terminate. A Participant’s withdrawal from that Offering will have no effect upon such Participant’s eligibility to participate in any other Offerings under the Plan, but such Participant will be required to deliver a new enrollment form to participate in subsequent Offerings.

(c) Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Employee for any reason or for no reason or (ii) is otherwise no longer eligible to participate. The Company will distribute as soon as practicable to such individual all of such individual’s accumulated but unused Contributions.

(d) Unless otherwise determined by the Board, a Participant whose employment transfers or whose employment terminates with an immediate rehire (with no break in service) by or between the Company and a Designated Company or between Designated Companies will not be treated as having terminated employment for purposes of participating in the Plan or an Offering; however, if a Participant transfers from an Offering under the 423 Component to an Offering under the Non-423 Component, the exercise of the Participant’s Purchase Right will be qualified under the 423 Component only to the extent such exercise complies with Section 423 of the Code. If a Participant transfers from an Offering under the Non-423 Component to an Offering under the 423 Component, the exercise of the Purchase Right will remain non-qualified under the Non-423 Component for the remainder of the Offering. The Board may establish different and additional rules governing transfers between separate Offerings within the 423 Component and between Offerings under the 423 Component and Offerings under the Non-423 Component.

(e) During a Participant’s lifetime, Purchase Rights will be exercisable only by such Participant. Purchase Rights are not transferable by a Participant, except by will, by the laws of descent and distribution, or, if permitted by the Company and valid under Applicable Law, by a beneficiary designation as described in Section 10.

(f) Unless otherwise specified in the Offering or required by Applicable Law, the Company will have no obligation to pay interest on Contributions.

8.	EXERCISE OF PURCHASE RIGHTS.

(a) On each Purchase Date, each Participant’s accumulated Contributions will be applied to the purchase of shares of Common Stock, up to the maximum number of shares of Common Stock permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued unless specifically provided for in the Offering.

(b) Unless otherwise provided in the Offering, if any amount of accumulated Contributions remains in a Participant’s account after the purchase of shares of Common Stock and such remaining amount is less than the amount required to purchase one share of Common Stock on the final Purchase Date of an Offering, then such remaining amount will be held in such Participant’s account for the purchase of shares of Common Stock under the next Offering under the Plan, unless such Participant withdraws from or is not eligible to participate in such next Offering, in which case such amount will be distributed to such Participant after the final Purchase Date without interest (unless the payment of interest is otherwise required by Applicable Law). If the amount of Contributions remaining in a Participant’s account after the purchase of shares of Common Stock is at least equal to the amount required to purchase one (1) whole share of Common Stock on the final Purchase Date of an Offering, then such remaining amount will be distributed in full to such Participant after the final Purchase Date of such Offering without interest (unless otherwise required by Applicable Law).

(c) No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable U.S. and non-U.S. federal, state and other securities, exchange control and other laws applicable to the Plan. If on a Purchase Date the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and, subject to Section 423 of the Code with respect to the 423 Component, the Purchase Date will be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in material compliance, except that the Purchase Date will in no event be more than 27 months from the

Offering Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the shares of Common Stock are not registered and the Plan is not in material compliance with all Applicable Laws, as determined by the Company in its sole discretion, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed to the Participants without interest (unless the payment of interest is otherwise required by Applicable Law).

9.	COVENANTS OF THE COMPANY.

The Company will seek to obtain from each U.S. and non-U.S. federal, state or other regulatory commission, agency or other Governmental Body having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell shares of Common Stock thereunder unless the Company determines, in its sole discretion, that doing so is not practical or would cause the Company to incur costs that are unreasonable. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights and/or to issue and sell Common Stock upon exercise of such Purchase Rights.

10.	DESIGNATION OF BENEFICIARY.

(a) The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any shares of Common Stock and/or Contributions from the Participant’s account under the Plan if the Participant dies before such shares and/or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Any such designation and/or change must be on a form approved by the Company.

(b) If a Participant dies, and in the absence of a valid beneficiary designation, the Company will deliver any shares of Common Stock and/or Contributions to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and/or Contributions, without interest (unless the payment of interest is otherwise required by Applicable Law), to the Participant’s spouse, dependents or relatives, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

11.	ADJUSTMENTS UPON CHANGES IN COMMON STOCK; CORPORATE TRANSACTIONS.

(a) In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year pursuant to Section 3(a), (iii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding Offerings and Purchase Rights, and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding and conclusive.

(b) In the event of a Corporate Transaction, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding Purchase Rights or may substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the Corporate Transaction) for outstanding Purchase Rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such Purchase Rights or does not substitute similar rights for such Purchase Rights, then the Participants’ accumulated Contributions will be used to purchase shares of Common Stock (rounded down to the nearest whole share) within ten business days (or such other period specified by the Board) prior to the Corporate Transaction under the outstanding Purchase Rights, and the Purchase Rights will terminate immediately after such purchase.

12.	AMENDMENT, TERMINATION OR SUSPENSION OF THE PLAN.

(a) The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, stockholder approval will be required for any amendment of the Plan for which stockholder approval is required by Applicable Law.

(b) The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.

(c) Any benefits, privileges, entitlements and obligations under any outstanding Purchase Rights granted before an amendment, suspension or termination of the Plan will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to facilitate compliance with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including without limitation any such regulations or other guidance that may be issued or amended after the date the Plan is adopted by the Board, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. To be clear, the Board may amend outstanding Purchase Rights without a Participant’s consent if such amendment is necessary to ensure that the Purchase Right and/or the Plan complies with the requirements of Section 423 of the Code with respect to the 423 Component or with respect to other Applicable Laws. Notwithstanding anything in the Plan or any Offering Document to the contrary, the Board will be entitled to: (i) establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars; (ii) permit Contributions in excess of the amount designated by a Participant in order to adjust for mistakes in the Company’s processing of properly completed Contribution elections; (iii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant’s Contributions; (iv) amend any outstanding Purchase Rights or clarify any ambiguities regarding the terms of any Offering to enable the Purchase Rights to qualify under and/or comply with Section 423 of the Code with respect to the 423 Component; and (v) establish other limitations or procedures as the Board determines in its sole discretion advisable that are consistent with the Plan. The actions of the Board pursuant to this paragraph will not be considered to alter or impair any Purchase Rights granted under an Offering as they are part of the initial terms of each Offering and the Purchase Rights granted under each Offering.

13.	TAX QUALIFICATION; TAX WITHHOLDING.

(a) Although the Company may endeavor to (i) qualify a Purchase Right for special tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain special or to avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan. The Company will be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants.

(b) Each Participant will make arrangements, satisfactory to the Company and any applicable Related Corporation or Affiliate, to enable the Company, the Related Corporation or the Affiliate to fulfill any withholding obligation for Tax-Related Items. Without limitation to the foregoing, in the Company’s sole discretion and subject to Applicable Law, such withholding obligation may be satisfied in whole or in part by (i) withholding from the Participant’s salary or any other cash payment due to the Participant from the Company, a Related Corporation or an Affiliate; (ii) withholding from the proceeds of the sale of shares of Common Stock acquired under the Plan, either through a voluntary sale or a mandatory sale arranged by the Company; or (iii) any other method deemed acceptable by the Board. The Company shall not be required to issue any shares of Common Stock under the Plan until such obligations are satisfied.

(c) The 423 Component is exempt from the application of Section 409A of the Code, and any ambiguities herein shall be interpreted to so be exempt from Section 409A of the Code. The Non-423 Component is intended to be exempt from the application of Section 409A of the Code under the short-term deferral exception and any ambiguities shall be construed and interpreted in accordance with such intent. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Committee determines that an option granted under the Plan may be subject to Section 409A of the Code or that any provision in the Plan would cause an option under the Plan to be subject to Section 409A, the Committee may amend the terms of the Plan and/or of an outstanding option granted under the Plan, or take such other action the Committee determines is necessary or appropriate, in each case, without the Participant’s consent, to exempt any outstanding option or future option that may be granted under the Plan from or to allow any such options to comply with Section 409A of the Code, but only to the extent any such amendments or action by the Committee would not violate Section 409A of the Code. Notwithstanding the foregoing, the Company shall have no liability to a Participant or any other party if the option under the Plan that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee with respect thereto.

14.	EFFECTIVE DATE OF PLAN.

The Plan will become effective immediately prior to and contingent upon the Effective Date. No Purchase Rights will be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval must be within 12 months before or after the date the Plan is adopted (or if required under Section 12(a) above, materially amended) by the Board.

15.	MISCELLANEOUS PROVISIONS.

(a) Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights will constitute general funds of the Company.

(b) A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant’s shares of Common Stock acquired upon exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).

(c) The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering will in any way alter the at will nature of a Participant’s employment or amend a Participant’s employment or service contract, as applicable, or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ or service of the Company, a Related Corporation or an Affiliate, or on the part of the Company, a Related Corporation or an Affiliate to continue the employment or service of a Participant.

(d) The provisions of the Plan will be governed by the laws of the State of Delaware without resort to that state’s conflict of laws rules.

(e) If any particular provision of the Plan is found to be invalid or otherwise unenforceable, such provision will not affect the other provisions of the Plan, but the Plan will be construed in all respects as if such invalid provision were omitted.

(f) If any provision of the Plan does not comply with Applicable Law, such provision shall be construed in such a manner as to comply with Applicable Law.

16.	DEFINITIONS.

As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a) “423 Component” means the part of the Plan, which excludes the Non-423 Component, pursuant to which Purchase Rights that satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.

(b) “Affiliate” means any entity, other than a Related Corporation, whether now or subsequently established, which is at the time of determination, a “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(c) “Applicable Law” means the Code and any applicable U.S. and non-U.S. securities, exchange control, tax, federal, state, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the New York Stock Exchange, NASDAQ Stock Market or the Financial Industry Regulatory Authority).

(d) “Board” means the Board of Directors of the Company.

(e) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the date the Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(f) “Code” means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(g) “Committee” means a committee of one or more members of the Board to whom authority has been delegated by the Board in accordance with Section 2(c).

(h) “Common Stock” means the common stock of the Company.

(i) “Company” means Tectonic Therapeutic, Inc., a Delaware corporation.

(j) “Contributions” means the payroll deductions, contributions made by Participants in case payroll deductions are impermissible or problematic under Applicable Law and other additional payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into the Participant’s account if specifically provided for in the Offering, and then only if the Participant has not already had the maximum permitted amount withheld during the Offering through payroll deductions or other contributions and, with respect to the 423 Component, to the extent permitted by Section 423.

(k) “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its subsidiaries;

(ii) a sale or other disposition of more than 50% of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(l) “Designated 423 Company” means any Related Corporation selected by the Board as participating in the 423 Component.

(m) “Designated Company” means any Designated Non-423 Company or Designated 423 Company, provided, however, that at any given time, a Related Corporation participating in the 423 Component shall not be a Related Corporation participating in the Non-423 Component.

(n) “Designated Non-423 Company” means any Related Corporation or Affiliate selected by the Board as participating in the Non-423 Component.

(o) “Director” means a member of the Board.

(p) “Effective Date” means the effective date of this Plan, which is the date of the closing of the transactions contemplated by the Merger Agreement.

(q) “Effective Time” has the meaning set forth in the Merger Agreement.

(r) “Eligible Employee” means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.

(s) “Employee” means any person, including an Officer or Director, who is “employed” for purposes of Section 423(b)(4) of the Code by the Company or a Related Corporation or solely with respect to the Non-423 Component, an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(t) “Employee Stock Purchase Plan” means a plan that grants Purchase Rights intended to be options issued under an “employee stock purchase plan,” as that term is defined in Section 423(b) of the Code.

(u) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

(v) “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be, unless otherwise determined by the Board, the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in such source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing sales price on the last preceding date for which such quotation exists.

(ii) In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith in compliance with Applicable Laws and regulations and, to the extent applicable as determined in the sole discretion of the Board, in a manner that complies with Sections 409A of the Code.

(w) “Governmental Body” means any: (i) nation, state, commonwealth, canton, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) U.S. or non-U.S. federal, state, local, municipal or other government; (iii) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or entity and any court or other tribunal, and for the avoidance of doubt, any tax authority) or other body exercising similar powers or authority; or (iv) self-regulatory organization (including the New York Stock Exchange, the NASDAQ Stock Market and the Financial Industry Regulatory Authority).

(x) “Merger Agreement” means that certain Agreement and Plan of Merger and Reorganization, dated as of January 30, 2024, among AVROBIO, Inc. a Delaware corporation (“Aspen”), Alpine Merger Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Aspen, and the Tectonic Therapeutic, Inc, a Delaware corporation.

(y) “Non-423 Component” means the part of the Plan, which excludes the 423 Component, pursuant to which Purchase Rights that are not intended to satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.

(z) “Offering” means the grant to Eligible Employees of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the “Offering Document” approved by the Board for that Offering.

(aa) “Offering Date” means a date selected by the Board for an Offering to commence.

(bb) “Officer” means a person who is an officer of the Company or a Related Corporation within the meaning of Section 16 of the Exchange Act.

(cc) “Participant” means an Eligible Employee who holds an outstanding Purchase Right.

(dd) “Plan” means this Tectonic Therapeutic, Inc. 2024 Employee Stock Purchase Plan, as amended from time to time, including both the 423 Component and the Non-423 Component.

(ee) “Purchase Date” means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering.

(ff) “Purchase Period” means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date, and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.

(gg) “Purchase Right” means an option to purchase shares of Common Stock granted pursuant to the Plan.

(hh) “Related Corporation” means any “parent corporation” or “subsidiary corporation” of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(ii) “Securities Act” means the U.S. Securities Act of 1933, as amended.

(jj) “Tax-Related Items” means any income tax, social insurance, payroll tax, fringe benefit tax, payment on account or other tax-related items arising out of or in relation to a Participant’s participation in the Plan, including, but not limited to, the exercise of a Purchase Right and the receipt of shares of Common Stock or the sale or other disposition of shares of Common Stock acquired under the Plan.

(kk) “Trading Day” means any day on which the exchange(s) or market(s) on which shares of Common Stock are listed, including but not limited to the New York Stock Exchange, Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or any successors thereto, is open for trading.

Annex K

Section 262 of the Delaware General Corporation Law

§ 262. Appraisal rights

(a)

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b)

Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1)

Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a.

Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	[Repealed.]

(c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)

If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2)

If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3)

Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e)

Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f)

Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g)

At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)

After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i)

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k)

Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l)

The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

Annex L

YOUR VOTE IS IMPORTANT! PLEASE VOTE BY:

INTERNET
P.O. BOX 8016, CARY, NC 27512-9903	Go To: www.proxypush.com/AVRO
• Cast your vote online
• Have your Proxy Card ready
• Follow the simple instructions to record your vote
PHONE Call 1-866-430-8290
• Use any touch-tone telephone
• Have your Proxy Card ready
• Follow the simple recorded instructions
MAIL
• Mark, sign and date your Proxy Card
• Fold and return your Proxy Card in the postage-paid envelope provided
You must register by June 10, 2024 at 5:00 PM Eastern Time to attend the meeting online and/or participate at www.proxydocs.com/AVRO

AVROBIO, Inc. Special Meeting of Stockholders For stockholders of record at the close of business on April 29, 2024

DATE:    Tuesday, June 11, 2024

TIME:  9:00 AM, Eastern Time

PLACE: Special Meeting to be held live via the internet - please visit

  www.proxydocs.com/AVRO for more details

This proxy is being solicited on behalf of the Board of Directors

The undersigned hereby appoints Erik Ostrowski and Steven Avruch, and each of them (the “Named Proxies”), as the true and lawful attorneys of the undersigned, with full power of substitution and revocation, and authorizes them, and each of them, to vote all the shares of capital stock of AVROBIO, Inc. which the undersigned is entitled to vote at said meeting and any adjournment thereof upon the matters specified or any adjournment thereof, conferring authority upon such true and lawful attorneys to vote in their discretion on such other matters as may properly come before the meeting and revoking any proxy heretofore given.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, SHARES WILL BE VOTED IDENTICAL TO THE BOARD OF DIRECTORS’ RECOMMENDATION. This proxy, when properly executed, will be voted in the manner directed herein. In their discretion, the Named Proxies are authorized to vote upon such other matters that may properly come before the meeting or any adjournment or postponement thereof.

You are encouraged to specify your choice by marking the appropriate box (SEE REVERSE SIDE) but you need not mark any box if you wish to vote in accordance with the Board of Directors’ recommendation. The Named Proxies cannot vote your shares unless you sign (on the reverse side) and return this card.

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

L-1

AVROBIO, Inc.

Special Meeting of Stockholders

Please make your marks like this:

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1, 2, 3, 4, 5, 6, AND 7.

	PROPOSAL		YOUR VOTE		BOARD OF DIRECTORS RECOMMENDS

		FOR	AGAINST	ABSTAIN
1.	The Nasdaq Stock Issuance Proposal - To approve (i) the issuance of shares of AVROBIO common stock to Tectonic stockholders pursuant to the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, and (ii) the change of control of AVROBIO resulting from the merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b).	☐	☐	☐	FOR
		FOR	AGAINST	ABSTAIN
2.	The Reverse Stock Split Proposal - To approve an amendment to AVROBIO’s charter to effect a reverse stock split of AVROBIO’s issued and outstanding common stock at a ratio in the range between 1:3 to 1:30, inclusive, with the final ratio and effectiveness of such amendment and the abandonment of such amendment to be mutually agreed by AVROBIO’s Board of Directors and Tectonic’s Board of Directors prior to the effective time or, if the Nasdaq Stock Issuance Proposal is not approved by AVROBIO stockholders, determined solely by AVROBIO’s Board of Directors, in the form attached as Annex G to the accompanying proxy statement/prospectus.	☐	☐	☐	FOR
		FOR	AGAINST	ABSTAIN
3.	The Officer Exculpation Proposal - To approve an amendment to AVROBIO’s charter to provide for the exculpation of officers, in the form attached as Annex H to the accompanying proxy statement/prospectus.	☐	☐	☐	FOR
		FOR	AGAINST	ABSTAIN
4.	The Incentive Plan Proposal - To approve the Tectonic Therapeutic, Inc. 2024 Equity Incentive Plan, in the form attached as Annex I to the accompanying proxy statement/prospectus.	☐	☐	☐	FOR
		FOR	AGAINST	ABSTAIN
5.	The ESPP Proposal - To approve the Tectonic Therapeutic, Inc. 2024 Employee Stock Purchase Plan, in the form attached as Annex J to the accompanying proxy statement/prospectus.	☐	☐	☐	FOR
		FOR	AGAINST	ABSTAIN
6.	The Executive Compensation Arrangements Proposal - To approve, on a non-binding advisory vote basis, compensation that will or may become payable by AVROBIO to its named executive officers in connection with the merger, each as described in the accompanying proxy statement/prospectus.	☐	☐	☐	FOR
		FOR	AGAINST	ABSTAIN
7.	The Adjournment Proposal - To approve an adjournment of the AVROBIO special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal and/or the Reverse Stock Split Proposal.	☐	☐	☐	FOR

You must register by June 10, 2024 at 5:00 PM Eastern Time to attend the meeting online and/or participate at www.proxydocs.com/AVRO.

Upon completing your registration, you will receive further instructions via email, including your unique links that will allow you to access the meeting and also permit you to submit questions. Please be sure to follow instructions found on your Proxy Card and/or Voting Authorization Form and subsequent instructions that will be delivered to you via email.

Authorized Signatures - Must be completed for your instructions to be executed.

Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc. should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable)	Date	Signature (if held jointly)	Date

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